Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Amendment No. 2 to draft registration statement, as submitted confidentially to the Securities and Exchange Commission on January 4, 2022
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Galaxy Digital Inc.*
(Exact Name of Registrant as Specified in Its Charter)
Delaware	6211	87-0836313
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
300 Vesey Street
New York, NY 10282
(212) 390-9216
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
Galaxy Digital Holdings Ltd.*
(Exact Name of Registrant as Specified in Its Charter)
Cayman Islands*	6211	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
300 Vesey Street
New York, NY 10282
(212) 390-9216
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Michael Novogratz
Founder and Chief Executive Officer
300 Vesey Street
New York, NY 10282
(212) 390-9216
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)
Copies of all communications to:
Joseph A. Hall Evan Rosen Dan Gibbons Davis Polk & Wardwell LLP 450 Lexington Ave. New York, NY 10017 (212) 450-4000	Geoff Belsher Eric Moncik Blake, Cassels & Graydon LLP 595 Burrard Street Vancouver, BC V7X 1L3 (416) 863-2400	Jo Cunningham Suzanne Correy Tim Coak Maples and Calder (Cayman) LLP PO Box 309, Ugland House Grand Cayman, Cayman Islands KY1-1104 (345) 949-8066	Alexander Lazar John R. Hempill Sheppard, Mullin, Richter & Hampton 30 Rockefeller Plaza New York, NY 10112 (212) 653-8700

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement and the consummation of the other transactions described herein.
If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☐
If an emerging growth company, indicate by check mark if registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐

Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)
☐

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
*
Following the effectiveness of this registration statement and prior to the consummation of the BitGo Acquisition (as defined under “Explanatory Note” and described in this registration statement), Galaxy Digital Holdings Ltd. (“GDHL”) intends, subject to the approval of GDHL shareholders, to effect (i) a deregistration under the Cayman Islands Companies Act (As Revised) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which the jurisdiction of incorporation of GDHL will be transferred by way of continuation from the Cayman Islands to the State of Delaware (the “Domestication”) and GDHL will be renamed Galaxy Digital Holdings Inc. (GDHL following the Domestication, “GDH Delaware”), and (ii) certain related corporate reorganization transactions and amendments of applicable governing documents as described in this registration statement (including the amendment, prior to the Domestication, of GDHL’s existing share capital and memorandum and articles of association to authorize and provide for the issuance and terms of [•] Class B ordinary shares of GDHL) (collectively with the Domestication, the “Reorganization”). In the Domestication, all of the issued and outstanding Class A ordinary shares of GDHL will convert, automatically and by operation of law, into an equivalent number of shares of Class A common stock of GDH Delaware and GDH Delaware will, pursuant to its post-Domestication certificate of incorporation, be authorized to issue [•] shares of Class B common stock. Following the Reorganization, GDH Delaware will issue, for nominal consideration, shares of its Class B common stock to the limited partners of Galaxy Digital Holdings LP (“GDH LP”) following such entity’s domestication as a Delaware limited partnership substantially concurrently with the Domestication as described in this registration statement.

Following the Reorganization and the other transactions described above, GDH Titan Merger Sub 1, Inc. (“Reorganization Merger Sub”), a wholly-owned subsidiary of Galaxy Digital Inc. (formerly known as Galaxy Digital Pubco Inc.) (“Pubco”) that was formed solely for the purpose of consummating the transactions described in this registration statement and that does not have any assets or operations, will merge with and into GDH Delaware, with GDH Delaware continuing as the surviving corporation and a direct wholly-owned subsidiary of Pubco (the “Reorganization Merger”). In the Reorganization Merger, GDH Delaware shareholders will receive shares of Class A common stock and Class B common stock of Pubco in exchange for their shares of Class A common stock and Class B common stock of GDH Delaware, respectively. As a result of the Reorganization and the Reorganization Merger, as described in this registration statement, Pubco will succeed GDHL as the publicly traded company in which existing holders of GDHL ordinary shares will own their equity interests and all securities being registered pursuant to this registration statement will be issued by Pubco as the continuing entity following all such transactions.
As used in this registration statement, unless the context requires otherwise, the term “registrant” refers to (i) GDHL (a Cayman Islands exempted company) prior to the Domestication, (ii) GDH Delaware (a Delaware corporation) immediately following the Domestication but prior to the Reorganization Merger and (iii) Pubco (a Delaware corporation) from and after the Reorganization Merger. It is expected that the Reorganization Merger will be consummated on the day immediately following the consummation of the Domestication.

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount Of Registration Fee(2)
Class A Common Stock, par value $0.001 per share(3)		$	$	$
Class A Common Stock, par value $0.001 per share(4)		$	$	$
Warrants to purchase shares of Class A Common Stock(5)		$	$	$
Total		$	$	$

(1)
All securities being registered pursuant to this registration statement will be issued by Pubco, as the registrant following the consummation of the Reorganization and the Reorganization Merger and, where applicable, the BitGo Acquisition (as defined under “Explanatory Note” and described in this registration statement). Pursuant to Rule 416 under the Securities Act of 1933, as amended, this registration statement also covers an indeterminate number of additional shares of Pubco Class A common stock as may be issuable as a result of stock splits, stock dividends or the like.

(2)
Estimated solely for the purpose of calculating the registration fee for shares of Pubco Class A common stock, based on the U.S. dollar equivalent of the average of the high and low prices for GDHL’s ordinary shares on the Toronto Stock Exchange on [•], 2022 (such average being $[•] per share, after converting such average per share price into U.S. dollars at an exchange rate of [•] CAD to USD as of [•], 2022), in accordance with Rule 457(f)(1) under the Securities Act of 1933, as amended.

(3)
Represents (i) [•] shares of Pubco Class A common stock estimated to be issued to existing holders of GDHL ordinary shares pursuant to the transactions described in the Management Circular/Prospectus contained in this registration statement, based on the number of GDHL ordinary shares that were issued and outstanding on [•], 2022, and (ii) up to [•] shares of Pubco Class A common stock issuable upon the exercise or settlement of the registrant’s outstanding options and shares of restricted stock following the transactions described in the Management Circular/Prospectus contained in this registration statement.

(4)
Represents [•] shares of Pubco Class A common stock estimated to be the maximum number of shares of Pubco Class A common stock to be issued to holders of BitGo Holdings, Inc. (“BitGo”) capital stock and applicable equity awards in connection with the BitGo Acquisition (as defined under “Explanatory Note” and described in this registration statement) pursuant to the transactions described in the Consent Solicitation Statement/Prospectus contained in this registration statement and as contemplated by that certain Agreement and Plan of Merger by and among Pubco, GDHL, Galaxy Digital Holdings LP, Reorganization Merger Sub, GDH Titan Merger Sub 2, Inc., BitGo and Fortis Advisors LLC, dated May 5, 2021 (as it may be amended, modified or otherwise supplemented from time to time).

(5)
Represents warrants to purchase [•] shares of Pubco Class A common stock (the “Warrants”), based on the total number of warrants to purchase ordinary shares of GDHL outstanding on [•], 2022, all of which will automatically become warrants to purchase shares of Pubco Class A common stock upon consummation of the transactions described in the Management Circular/Prospectus contained in this registration statement.

The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
EXPLANATORY NOTE
This Registration Statement contains two forms of prospectus:
1.
a prospectus that will be used as a management information circular (the “Management Circular” or the “Management Circular/Prospectus”) in connection with (i) the solicitation of votes of Galaxy Digital Holdings Ltd. (“GDHL”) shareholders for the special meeting of GDHL shareholders, which shall constitute an extraordinary general meeting for purposes of GDHL’s memorandum and articles of association (the “Meeting”), being held to approve (A) GDHL’s deregistration under the Cayman Islands Companies Act (As Revised) and domestication under Section 388 of the Delaware General Corporation Law, pursuant to which the jurisdiction of incorporation of GDHL will be transferred by way of continuation from the Cayman Islands to the State of Delaware (the “Domestication”) GDHL will be renamed Galaxy Digital Holdings Inc. (GDHL following the Domestication, “GDH Delaware”), and all of the issued and outstanding Class A ordinary shares of GDHL will convert, automatically and by operation of law, into an equivalent number of shares of Class A common stock of GDH Delaware, and (B) certain related corporate reorganization transactions and amendments of applicable governing documents as described in this registration statement (including the amendment, prior to the Domestication, of GDHL’s existing share capital and memorandum and articles of association to authorize and provide for the issuance and terms of [•] Class B ordinary shares of GDHL) (collectively with the Domestication, the “Reorganization”), (ii) the registration of shares of Class A common stock of Galaxy Digital Inc. (formerly known as Galaxy Digital Pubco Inc.) (“Pubco”) to be issued to holders of GDH Delaware Class A common stock (i.e., the holders of GDHL ordinary shares prior to the Reorganization) upon consummation of the merger of GDH Titan Merger Sub 1, Inc. (“Reorganization Merger Sub”) with and into GDH Delaware, with GDH Delaware continuing as the surviving corporation and a direct wholly-owned subsidiary of Pubco (the “Reorganization Merger”) and shareholders of GDH Delaware receiving shares of Class A common stock and Class B common stock of Pubco in exchange for their shares of Class A common stock and Class B common stock of GDH Delaware, respectively, and (iii) the registration of warrants to purchase shares of Class A common stock of Pubco (the “Warrants”), into which the currently outstanding warrants to purchase ordinary shares of GDHL will convert, automatically and by operation of law, upon consummation of the Reorganization and Reorganization Merger; and

2.
a prospectus that will be used as a consent solicitation statement (the “Consent Solicitation Statement/Prospectus”) in connection with (i) the solicitation of votes of BitGo Holdings, Inc. (“BitGo”) stockholders to approve the Agreement and Plan of Merger, dated May 5, 2021, by and among GDHL, Galaxy Digital Holdings LP (“GDH LP”), Pubco, Reorganization Merger Sub, GDH Titan Merger Sub 2, Inc. (“Merger Sub 2”), BitGo and Fortis Advisors LLC in its capacity as the representative of the equityholders thereunder (as it may be amended, modified or otherwise supplemented from time to time, the “Merger Agreement”) and the transactions contemplated thereby, including the merger of Merger Sub 2 with and into BitGo, with BitGo continuing as the surviving corporation and ultimately a direct wholly-owned subsidiary of GDH LP and a consolidated subsidiary of Pubco and BitGo stockholders receiving cash and shares of Class A common stock of Pubco in exchange for their shares of capital stock and applicable equity awards of BitGo as contemplated by the Merger Agreement (the “BitGo Acquisition”) and (ii) the registration of shares of Class A common stock of Pubco to be issued to BitGo stockholders and equity award holders upon consummation of the BitGo Acquisition pursuant to the Merger Agreement.

The Management Circular/Prospectus and the Consent Solicitation Statement/Prospectus are identical in all respects, except that:
•
the front cover page of each prospectus is different;

•
the Notice of Special Meeting of Galaxy Digital Holdings Ltd. Shareholders appears only in the Management Circular/Prospectus;

•
the sections entitled “About This Prospectus” and “Where You Can Find More Information” within each prospectus are different;

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
•
the sections entitled “The Special Meeting of GDHL Shareholders,” “Certain Canadian Federal Income Tax Considerations,” “Certain U.S. Federal Income Tax Considerations—Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders and Holders of GDHL Warrants,” “Appraisal and Dissenters’ Rights of GDHL Shareholders” and “Additional Management Circular Matters under Canadian Securities Laws (NI 51-102F5),” as well as any similarly-titled subsections within the section entitled “Prospectus Summary,” appear only in the Management Circular/Prospectus;

•
the sections entitled “The Proposed Transactions—The Second Merger and the BitGo
Acquisition—BitGo’s Background To the BitGo Acquisition,” “The Proposed Transactions—The Second Merger and the BitGo Acquisition—BitGo’s Reasons For the BitGo Acquisition; Recommendation of the BitGo Board,” “Solicitation of Consent of BitGo Stockholders,” “Certain U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Consequences of the Second Merger to BitGo Stockholders,” “Interests of BitGo’s Directors and Officers in the BitGo Acquisition” and “Appraisal and Dissenters’ Rights of BitGo Stockholders,” as well as any similarly-titled subsections within the section entitled “Prospectus Summary,” appear only in the Consent Solicitation Statement/Prospectus; and

•
the section entitled “Glossary—Other Terms Used in this Prospectus,” as well as the table of contents and the page numbers of each prospectus, will be different as a result of the differences outlined above.

The alternate pages for the Consent Solicitation Statement/Prospectus are marked as “Alternate Pages for Consent Solicitation Statement/Prospectus” within Annex CSS to this Registration Statement and appear after the last page of the Management Circular/Prospectus.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. We may not distribute or issue the securities being registered pursuant to this registration statement until the registration statement (of which this preliminary Management Circular/Prospectus is a part), as filed with the Securities and Exchange Commission, is effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This preliminary Management Circular/Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.
Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
PRELIMINARY MANAGEMENT CIRCULAR/PROSPECTUS
SUBJECT TO COMPLETION, DATED [•], 2022
MANAGEMENT INFORMATION CIRCULAR OF GALAXY DIGITAL HOLDINGS LTD.
AND PROSPECTUS OF GALAXY DIGITAL INC.
These materials are important and require your immediate attention. They require the shareholders of Galaxy Digital Holdings Ltd. to make important decisions. If you are a Galaxy Digital Holdings Ltd. shareholder and are in doubt as to how to make such decisions, please contact your financial, legal, tax and other professional advisors. If you require further assistance, please do not hesitate to contact Galaxy Digital Holdings Ltd.’s strategic shareholder advisor and proxy solicitation agent, D.F. King Canada, by email at inquiries@dfking.com, by telephone at 1 (800) 835-0437 (toll free within Canada and the United States) or direct at 1 (416) 682-3825 (banks, brokers and collect calls outside Canada and the United States).
PROPOSED REORGANIZATION—YOUR VOTE IS VERY IMPORTANT
To the Shareholders of Galaxy Digital Holdings Ltd.:
This management information circular (the “Management Circular”) is furnished in connection with the solicitation of proxies by the management of Galaxy Digital Holdings Ltd. (“GDHL”) for use at the special meeting, which shall constitute an extraordinary general meeting for purposes of GDHL’s memorandum and articles of association (the “Meeting”), of the holders of ordinary shares of GDHL (each, a “Shareholder” or a “GDHL shareholder”) to be held in person on [•] at [•] (local time) at [•] and virtually via live webcast at [•] for the purposes set forth below and in the accompanying Notice of Meeting (the “Notice”).
On May 5, 2021, GDHL announced that, subject to the approval of GDHL shareholders, GDHL expects to effect a reorganization and domestication (the “Reorganization”) of GDHL on the terms described herein. In summary, under the proposed terms of the Reorganization, among other things:
•
GDHL and Galaxy Digital Holdings LP (“GDH LP”) will redomicile from the Cayman Islands to the State of Delaware.

•
GDHL and its affiliated entities’ corporate and capital structure will be reorganized so as to normalize it on the basis of frequently used “Up-C structures” in the United States, with the Reorganization including the following steps:

•
Galaxy Digital Inc. (formerly known as Galaxy Digital Pubco Inc.) (“Pubco”), a new Delaware-incorporated holding company, will become the successor public company of GDHL, with all outstanding Ordinary Shares (as defined below) being ultimately converted into and exchanged for shares of Class A Common Stock of Pubco.

•
The existing organizational documents of GDH LP will be amended and restated, including to provide that Michael Novogratz, the Chief Executive Officer and Founder of GDHL, who currently controls the general partnership interests of GDH LP, will transfer control of the general partnership interests of GDH LP to Pubco. However, notwithstanding such transfer of control of the general partnership interests of GDH LP to Pubco, Michael Novogratz will continue to ultimately effectively control the business of GDH LP by virtue of his ownership of the new voting securities of Pubco that will be issued to entities controlled by him, as described below (i.e., Michael Novogratz will have the same control over GDH LP he has now, but through his control of Pubco rather than directly through the general partnership interests of GDH LP).

•
Pubco will issue new voting securities to entities controlled by Michael Novogratz and other holders of Class B Units (as defined below) of GDH LP (such holders collectively, the “Existing LPs”) that will entitle them to vote (but not hold any economic rights) at the Pubco level, as though they had converted their existing Class B Units of GDH LP to shares of Class A Common Stock of Pubco. The holder of each such voting security of Pubco will also hold a LP Unit (as defined below) of GDH LP that will entitle its holder to economic rights in GDH LP and that cannot be transferred without a concurrent transfer of such a voting security of Pubco. As a result of such issuance, Michael Novogratz is expected to own approximately [•]% of Pubco’s voting power immediately following the Reorganization and the Reorganization Merger.

•
Pubco will enter into, and agree to certain payment rights and obligations pursuant to, an amendment and restatement of the existing tax receivable agreement between GDHL, GDH LP and certain other parties thereto.

•
The “variable voting rights” attached to the Ordinary Shares that currently restrict the aggregate votes that may be cast by U.S. shareholders will be eliminated.

•
Pubco intends to apply to list its Class A Common Stock on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “GLXY”.

•
In order to comply with applicable money transmitter laws in the United States, the Proposed Organizational Documents (as defined below) will provide that Pubco’s board of directors may take certain actions, including (i) preventing the transfer of capital stock, (ii) redeeming capital stock at par value or (iii) restricting the exercise of rights with respect to capital stock, in certain circumstances in which a stockholder of Pubco would potentially hold more than 9.9% of the total issued and outstanding shares of Pubco on a fully diluted basis.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
More specifically, GDHL expects to (i) deregister under the Cayman Islands Companies Act (As Revised) and domesticate under Section 388 of the Delaware General Corporation Law, pursuant to which the jurisdiction of incorporation of GDHL will be transferred by way of continuation from the Cayman Islands to the State of Delaware (the “Domestication”) and GDHL will be renamed Galaxy Digital Holdings Inc. (GDHL following the Domestication, “GDH Delaware”), and (ii) consummate certain related corporate reorganization transactions, including the amendment, prior to the Domestication, of GDHL’s existing share capital and memorandum and articles of association, a copy of which attached to this Management Circular as Annex “A” (the “Existing Organizational Documents”) to authorize and provide for the issuance and terms of [•] Class B ordinary shares of GDHL (the “Governing Documents Amendment”), all as described in this Management Circular. In the Domestication, all of the issued and outstanding Class A ordinary shares of GDHL (the “Ordinary Shares”) will convert, automatically and by operation of law, on a one-for-one basis into an equivalent number of shares of Class A Common Stock of GDH Delaware and GDH Delaware will, pursuant to its post-Domestication certificate of incorporation, be authorized to issue [•] shares of Class B common stock.
In connection with the Domestication, GDHL shareholders are also being asked to consider and vote upon an amendment and restatement of the memorandum and articles of association of GDHL (as amended by the Governing Documents Amendment) by their deletion in their entirety and the substitution in their place of the proposed new certificate of incorporation, substantially in the form attached to this Management Circular as Annex “B” and the proposed new bylaws, substantially in the form attached to this Management Circular as Annex “C” (such proposed certificate of incorporation and proposed bylaws, the “Proposed Organizational Documents,” and such amendment and restatement, the “Domestication Charter and Bylaws Amendment”). The Proposed Organizational Documents will be in effect as the governing documents of GDH Delaware upon the completion of the Domestication and will provide for two classes of common stock of GDH Delaware, Class A Common Stock and Class B Common Stock. Shareholders are also being asked to approve certain material differences between the Existing Organizational Documents and the Proposed Organizational Documents following its domestication as a Delaware corporation (the “Domestication Charter and Bylaws Differences”).
Furthermore, GDHL shareholders, excluding persons required to be excluded for the purpose of such vote (the “Excluded Shareholders”) under Multilateral Instrument 61-101—Protection of Minority Securityholders in Special Transactions (“MI 61-101”), are being asked to consider and vote upon the issuance, following the Domestication but prior to the Reorganization Merger (as described below), of a number of shares of Class B Common Stock of GDH Delaware (which shares of Class B Common Stock of GDH Delaware will convert, automatically and by operation of law, into shares of Class B Common Stock of Pubco in the Reorganization Merger) to each Existing LP of GDH LP equal to the number of Class B limited partnership units (the “Class B Units”) of GDH LP held by each such Existing LP immediately following the Domestication (the “Issuance of Class B Common Stock”).
The Domestication, the Governing Documents Amendment, the Domestication Charter and Bylaws Amendment, the Domestication Charter and Bylaws Differences and the Issuance of Class B Common Stock are collectively referred to in this Management Circular as the “Reorganization”.
Finally, GDHL shareholders are being asked to consider and vote upon the technical proposal to allow the chairman to adjourn the Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the proposals relating to Reorganization (the “Adjournment”).
Assuming the Reorganization is approved by Shareholders, the Reorganization will be effectuated prior to the consummation of the Reorganization Merger, which is not required to be submitted to a vote of GDHL or GDH Delaware shareholders.
In the Reorganization Merger, Reorganization Merger Sub (as defined in this Management Circular), a wholly-owned direct subsidiary of Pubco, which was incorporated as a Delaware corporation for the purpose of consummating the Reorganization Merger described in this Management Circular and which does not have any assets or operations, will merge with and into GDH Delaware, with GDH Delaware continuing as the surviving corporation and as a direct wholly-owned subsidiary of Pubco (the “Reorganization Merger”). In connection with the Reorganization Merger, (i) each share of Class A Common Stock and Class B Common Stock of GDH Delaware will convert, automatically and by operation of law, on a one-for-one basis into one share of Class A Common Stock and Class B Common Stock of Pubco, respectively, and (ii) the certificate of incorporation and bylaws of Pubco will be amended and restated to be substantively identical to the Proposed Organizational Documents (and the term “Proposed Organizational Documents” shall refer, following the Reorganization Merger, to the certificate of incorporation and bylaws of Pubco as so amended). Each share of Class A Common Stock and Class B Common Stock of Pubco will entitle its holder to one vote per share on all matters submitted to a vote of holders of Pubco Common Stock.
Following the Reorganization and the Reorganization Merger, Pubco will be a holding company that will succeed GDHL as the publicly traded company in which existing Shareholders will own their equity interests in our business. All of our activities are, and will be, conducted through GDH LP and its subsidiaries, and Pubco’s principal assets will be its (i) direct and indirect ownership of certain limited partnership interests of GDH LP, which will entitle it to a corresponding percentage ownership of the economic interest in our business, and (ii) ownership of 100% of the equity interests of GDH Delaware, which will be the sole general partner of GDH LP, which will entitle Pubco to control all actions of GDH LP and thereby control our business.
While the Reorganization is intended to normalize GDHL’s corporate and capital structure and align all stakeholders’ interests, the Issuance of Class B Common Stock is a “related party transaction” pursuant to MI 61- 101. Accordingly, GDHL’s board of directors (the “Board”) formed a special committee of independent directors comprised of all the directors of GDHL, other than Michael Novogratz (the “Special Committee”) to consider the Reorganization.
Your vote is very important. Whether or not you plan to attend the Meeting, please take appropriate action to make sure your Ordinary Shares are represented at the Meeting.
After careful consideration of, among other things, the unanimous recommendation of the Special Committee, the Board has determined (with the interested directors declaring their interest and abstaining on voting with respect to the resolutions related to the Reorganization) that the Reorganization is (i) fair to GDHL shareholders, other than Excluded Shareholders, and (ii) in the best interest of GDHL, and recommends that you vote or give instruction to vote “FOR” the approval of the Reorganization.
This Management Circular provides you with detailed information about the Reorganization and the Adjournment to be considered at the Meeting. We urge you to read this Management Circular carefully. In particular, you should review the matters discussed in the section entitled “Risk Factors” in this Management Circular.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
This Management Circular is also a prospectus under U.S. securities laws which: (i) covers the registration under the U.S. Securities Act of 1933, as amended, of the issuance of [•] shares of Class A Common Stock of Pubco that will ultimately be held by GDHL Shareholders upon consummation of the Reorganization (and immediately following the Reorganization Merger); (ii) relates to the issuance by Pubco of warrants to purchase shares of Class A Common Stock of Pubco (the “Warrants”), into which the outstanding warrants to purchase Ordinary Shares will convert by operation of law upon consummation of the Reorganization and the Reorganization Merger (each Warrant will entitle the holder thereof to receive one share of Pubco Class A Common Stock at an exercise price of US$8.25 per share, exercisable on or prior to November 12, 2022, and in each case subject to adjustment in accordance with the warrant instrument governing the Warrants.)
No securities regulatory authority or similar authority in Canada, nor the U.S. Securities and Exchange Commission or any state security commission, has approved or disapproved of the Class A Common Stock or the transactions described in this Management Circular, passed upon the merits or fairness of such transactions contemplated, or passed upon the adequacy or accuracy of this Management Circular.
We appreciate your continued interest in our company.
Dated as of the [•] day of [•], 2022.
“Michael Novogratz”
MICHAEL NOVOGRATZ
Founder and Chief Executive Officer

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
NOTICE OF SPECIAL MEETING OF GALAXY DIGITAL HOLDINGS LTD. SHAREHOLDERS
NOTICE IS HEREBY GIVEN that the special meeting, which shall constitute an extraordinary general meeting for purposes of Galaxy Digital Holdings Ltd.’s (“GDHL”) memorandum and articles of association, on [•] at [•] (local time) at [•] and virtually via live webcast at [•] (the “Meeting”) of the holders of ordinary shares (the “Shareholders” or the “GDHL shareholders”) of GDHL for the purpose of considering and, if deemed advisable, voting to approve the following resolutions:
1.
a special resolution to approve a reorganization of GDHL comprised of:

a.
GDHL’s deregistration under the Cayman Islands Companies Act (As Revised) and domestication under Section 388 of the Delaware General Corporation Law, pursuant to which the jurisdiction of incorporation of GDHL will be transferred by way of continuation from the Cayman Islands to the State of Delaware (the “Domestication” and such proposal “Domestication Proposal”) and GDHL will be renamed Galaxy Digital Holdings Inc. (GDHL following the Domestication, “GDH Delaware”);

b.
the amendment, prior to the Domestication, of GDHL’s existing share capital and memorandum and articles of association to authorize and provide for the issuance and terms of [•] Class B ordinary shares of GDHL (the “Governing Documents Amendment” and such proposal the “Governing Documents Amendment Proposal”);

c.
upon the consummation of the Domestication, the amendment and restatement of the memorandum and articles of association of GDHL (as amended upon the approval of the Governing Documents Amendment Proposal) (the “Existing Organizational Documents”) by their deletion in their entirety and the substitution in their place of the proposed new certificate of incorporation, substantially in the form attached to the accompanying management information circular (the “Management Circular”) as Annex “B” and the proposed new bylaws, substantially in the form attached to the accompanying Management Circular as Annex “C” (the “Domestication Charter and Bylaws Amendment,” and such proposed certificate of incorporation and proposed bylaws, the “Proposed Organizational Documents” and such proposal, the “Proposed Organizational Documents Proposal”); and

d.
four separate proposals with respect to certain material differences between the Existing Organizational Documents and the Proposed Organizational Documents (collectively, the “Domestication Charter and Bylaws Differences Proposals”);

2.
assuming the Domestication Proposal, the Governing Documents Amendment Proposal, the Proposed Organizational Documents Proposal and the Domestication Charter and Bylaws Differences Proposals are approved, a resolution to approve, by a simple majority, excluding persons required to be excluded for the purpose of such vote (the “Excluded Shareholders”) under Multilateral Instrument 61-101—Protection of Minority Securityholders in Special Transactions (“MI 61-101”), the issuance of a number of shares of GDH Delaware Class B Common Stock to each existing Class B limited partner (collectively, the “Existing LPs”) of Galaxy Digital Holdings LP (“GDH LP”) equal to the number of limited partnership units of GDH LP held by each such Existing LP immediately following the Domestication (the “Issuance of Class B Common Stock” and such proposal the “Issuance of Class B Common Stock Proposal”); and

3.
an ordinary resolution to approve the technical proposal to allow the chairman to adjourn the Meeting (the “Adjournment”) to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Domestication Proposal, the Governing Documents Amendment Proposal, the Proposed Organizational Documents Proposal, the Domestication Charter and Bylaws Differences Proposals and the Issuance of Class B Common Stock Proposal (such proposal, the “Adjournment Proposal” and together with the Domestication Proposal, the Governing Documents Amendment Proposal, the Proposed Organizational Documents Proposal, each of the Domestication Charter and Bylaws Differences Proposals and the Issuance of Class B Common Stock Proposal, the “Proposals”).

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Each of the Proposals is more fully described in the accompanying Management Circular, which we urge each GDHL shareholder to review carefully. The full text of the resolutions approving the Proposals is attached to this Management Circular as Appendix “1.”
The Domestication, the Governing Documents Amendment, the Domestication Charter and Bylaws Amendment, the Domestication Charter and Bylaws Differences and the Issuance of Class B Common Stock are collectively referred to in this Management Circular as the “Reorganization”.
Each of the Proposals that must be approved by special resolution must be approved, as a matter of Cayman Islands law, by the affirmative vote of not less than two-thirds of the Shareholders present in person or virtually or represented by proxy and entitled to vote at the Meeting. Each of the Proposals that must be approved by ordinary resolution must be approved, as a matter of Cayman Islands law, by the affirmative vote of a majority of the Shareholders present in person or virtually or represented by proxy and entitled to vote at the Meeting. While the Issuance of Class B Common Stock Proposal is conditional on the Domestication Proposal, the Governing Documents Amendment Proposal, the Proposed Organizational Documents Proposal and the Domestication Charter and Bylaws Differences Proposal, collectively, the Adjournment Proposal is not conditional on the approval of any other Proposal.
Only GDHL’s registered Shareholders at the close of business on [•] will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. Shareholders who are unable to or who do not wish to attend the Meeting are requested to date and sign the enclosed form of proxy promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the form of proxy. To be effective, a properly executed proxy must be received by mail or delivered by hand to GDHL’s transfer agent, TSX Trust Company. In order to be valid and acted upon at the Meeting, a properly executed form of proxy must be received by [•] p.m. (local time) on [•], or in the event the Meeting is adjourned or postponed, not later than [•] (local time) on the day which is two business days preceding the date of the adjourned or postponed Meeting. The time limit for the deposit of proxies may be waived by GDHL’s board of directors (the “Board”) at its discretion and without notice, but the Board is under no obligation to do so. GDHL’s beneficial Shareholders must complete and return the voting instruction form provided to them by their intermediary (such as a broker, custodian, trustee or nominee) and return it in accordance with the instructions accompanying such voting instruction form.
We are providing the accompanying Management Circular to Shareholders in connection with the solicitation of proxies to be voted at the Meeting and at any adjournment of the Meeting.
Whether or not you plan to attend the Meeting, we urge you to read the accompanying Management Circular carefully.
The Board formed a special committee of independent directors comprised of all the directors of GDHL, other than Michael Novogratz, (the “Special Committee”) to consider the Reorganization. The Special Committee retained independent counsel and an independent financial advisor.
After careful consideration of, among other things, the unanimous recommendation of the Special Committee, the Board has determined (with the interested directors declaring their interest and abstaining on voting with respect to the resolutions related to the Reorganization) that the Reorganization is (i) fair to Shareholders, other than Excluded Shareholders, and (ii) in the best interest of GDHL, and recommends that you vote or give instruction to vote “FOR” the approval of the Reorganization.
If you have any questions or need assistance voting your shares, please call GDHL’s proxy solicitor, D.F. King Canada, by email at inquiries@dfking.com, by telephone at 1 (800) 835-0437 (toll free within Canada and the United States) or direct at 1 416 682-3825 (banks, brokers and collect calls outside Canada and the United States)
Dated as of the [•] day of [•], 2022.
BY ORDER OF THE BOARD
“Michael Novogratz”
MICHAEL NOVOGRATZ
Founder and Chief Executive Officer

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
ANNEXES
Annex CSS—Alternate Pages for Consent Solicitation Statement/Prospectus
Annex A—Existing Memorandum and Articles of Association of GDHL
Annex B—Proposed Charter
Annex C—Proposed Bylaws
Annex D—Agreement and Plan of Merger
Annex E—Form of Support Agreement
Annex F—Written Consent
Annex G—Form of Election Form
Annex H—Form of Letter of Transmittal

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
ABOUT THIS PROSPECTUS
This Management Circular/Prospectus (this “prospectus”) forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (referred to as the “SEC”) (File No. [•]) by Galaxy Digital Holdings Ltd. (“GDHL”) and Galaxy Digital Inc. (“Pubco”), and relates to the shares of Class A common stock of Pubco to be issued to GDHL shareholders upon consummation of the Domestication and the Reorganization Merger (each as defined and described in further detail in this prospectus). It also constitutes a notice of meeting with respect to the special meeting of GDHL shareholders, which shall constitute an extraordinary general meeting for purposes of GDHL’s memorandum and articles of association, described in this prospectus. Pubco and GDHL have not authorized anyone to provide you with any information other than the information that is contained in this prospectus. Pubco and GDHL take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is dated as of [•], 2022. You should not assume that the information contained in this prospectus is accurate as of any date other than such date. Neither the mailing of this prospectus to GDHL shareholders, nor the issuance by Pubco of shares of its Class A common stock in connection with the Reorganization Merger as described in this prospectus, will create any implication to the contrary. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this prospectus regarding GDHL, Galaxy Digital Holdings LP (“GDH LP”) and Pubco (such entities collectively, “Galaxy”) has been provided by Galaxy, and information contained in this prospectus regarding BitGo Holdings, Inc. (“BitGo”) has been provided by BitGo.
BASIS OF FINANCIAL STATEMENT PRESENTATION
Galaxy’s business is operated through GDH LP and its subsidiaries. Prior to the consummation of the Reorganization and the Reorganization Merger (as defined below and described in further detail in this prospectus) and Galaxy’s acquisition of BitGo (such acquisition, the “BitGo Acquisition”), GDHL, the ordinary shares of which are listed on the Toronto Stock Exchange, held a minority economic interest in GDH LP via its ownership of Class A Units of GDH LP, accounted for as an equity method investment. Following the effectiveness of the registration statement of which this prospectus forms a part, GDHL intends, subject to the approval of GDHL shareholders, to effect (i) a deregistration under the Cayman Islands Companies Act (As Revised) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which the jurisdiction of incorporation of GDHL will be transferred by way of continuation from the Cayman Islands to the State of Delaware (the “Domestication”) and GDHL will be renamed Galaxy Digital Holdings Inc. (GDHL following the Domestication, “GDH Delaware”), and (ii) certain related corporate reorganization transactions and amendments of applicable governing documents as described in this prospectus (collectively with the Domestication, the “Reorganization”). Following the Reorganization, a wholly-owned subsidiary of Pubco that was formed solely for the purpose of consummating the transactions described in this prospectus and that does not have any assets or operations will merge with and into GDH Delaware, with GDH Delaware continuing as the surviving corporation and a direct wholly-owned subsidiary of Pubco (the “Reorganization Merger”). Pubco, which was incorporated as a Delaware corporation primarily for the purpose of consummating the Reorganization and facilitating the BitGo Acquisition and which does not currently have any assets or operations, will be the issuer of the shares of Class A Common Stock that are the subject of the registration statement on Form S-4 of which this prospectus forms a part.
Following the consummation of the Reorganization and the Reorganization Merger, Pubco will be a U.S. reporting issuer subject to Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) and will succeed to GDHL’s existing reporting obligations in Canada. Pubco will be a holding company, and GDH LP will be the predecessor of Pubco for financial reporting purposes, in what is commonly referred to as an umbrella corporation (“Up-C”) structure. Pubco’s principal assets will be (1) its ownership, directly and indirectly, of LP Units (as defined and described in further detail in this prospectus) of GDH LP, which will entitle it to a corresponding percentage ownership of the economic interest in GDH LP, and (2) its ownership of 100% of the outstanding equity interests in GDH Delaware which will be the sole general partner of GDH LP. Through its ownership of GDH Delaware, Pubco will operate and control all of the business and affairs of GDH LP, and, through GDH LP and its subsidiaries, will conduct all

i

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
of Galaxy’s business, which, following the consummation of the BitGo Acquisition, will include BitGo’s business. As a result, Pubco will consolidate GDH LP on its consolidated financial statements and record a noncontrolling interest related to the LP Units held by the Existing LPs (as defined and described in further detail in this prospectus) on its consolidated statement of financial position and consolidated statement of operations. See the section entitled “Proposed Organizational Structure” in this prospectus.
Accordingly, the registration statement of which this prospectus forms a part includes the audited annual financial statements of GDH LP, as the accounting predecessor to Pubco, for all financial statement periods presented within the registration statement of which this prospectus forms a part and amendments thereto. Galaxy has not included any financial statements or other historical financial information of GDHL in this prospectus, as it was not identified as a predecessor to Pubco and its financial statements do not provide prospective Pubco stockholders or investors with any meaningful information about the Galaxy business that cannot be discerned from GDH LP’s financial statements. Specifically, the financial information of GDHL primarily reflects its equity method investment in GDH LP, which entity’s financial statements are already included within the registration statement as a consolidated subsidiary of Pubco after giving effect to the Reorganization and the Reorganization Merger.
The registration statement of which this prospectus forms a part does not include the audited statement of financial position of Pubco as of its date of initial capitalization. As discussed in the section entitled “Proposed Organizational Structure” in this prospectus, Pubco is a newly-incorporated “business combination related shell company” as such term is defined in Rule 405 of the Securities Act, with nominal assets and operations which was formed primarily for the purpose of consummating the Reorganization and the Reorganization Merger and facilitating the BitGo Acquisition, and therefore its financial statements are not required to be included in the registration statement of which this prospectus forms a part.
In addition, immediately following the consummation of the Reorganization and the Reorganization Merger, Pubco intends to consummate the BitGo Acquisition, pursuant to which BitGo will become a wholly-owned indirect subsidiary of Pubco. In the registration statement of which this prospectus forms a part, Galaxy has included the historical financial statements of BitGo as of and for each of the years ended December 31, 2020, 2019 and 2018 and, as of and for the nine months ended September 30, 2021, in each case prepared in accordance with generally accepted accounting principles in the United States (‘‘GAAP’’ or ‘‘U.S. GAAP’’).
In this prospectus, unless otherwise stated or the context otherwise requires, the “Company,” “we,” “our,” “us,” “Galaxy Digital,” “Galaxy” and similar references refer (1) prior to the consummation of the Reorganization and the Reorganization Merger, to GDH LP and its consolidated subsidiaries, and (2) subsequent to the consummation of the Reorganization and the Reorganization Merger, to Pubco and its consolidated subsidiaries (including GDH LP and its consolidated subsidiaries).
NON-GAAP FINANCIAL MEASURES
In this prospectus, we present certain supplemental financial measures that are not prepared in accordance with GAAP. These non-GAAP financial measures are unaudited, are presented as supplemental disclosure and should not be considered in isolation of, as a substitute for or superior to our financial information prepared in accordance with GAAP, and should be read in conjunction with the financial statements included elsewhere in this prospectus. The non-GAAP financial measures used in this prospectus include net digital assets, net digital assets at fair value and adjusted net income. For additional information on why we present our non-GAAP financial measures, the limitations associated with using our non-GAAP financial measures and reconciliations of each of our non-GAAP financial measures to the most comparable applicable GAAP measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Galaxy—Non-GAAP Financial Measures.”
INDUSTRY AND MARKET DATA
This prospectus includes industry and market data that Galaxy obtained from periodic industry publications, third-party studies and surveys, as well as from filings of public companies in Galaxy’s industry and internal company surveys. These sources include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
sources believed to be reliable. Although Galaxy believes the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be inaccurate because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Nonetheless, Galaxy is liable for the information included in this prospectus. None of the publications, reports or other published industry sources referred to in this prospectus were commissioned by Galaxy or prepared at Galaxy’s request, and as such, Galaxy has not sought or obtained the consent of any of these sources to include such market data in this prospectus.
PRESENTATION OF SHARE CAPITAL
Unless otherwise indicated or the context otherwise requires, in this prospectus the number of ordinary shares of GDHL and limited partnership units of GDH LP outstanding, and the number of shares of Pubco Class A common Stock and Class B common stock to be outstanding following consummation of the Reorganization and the Reorganization Merger, is based on GDHL’s and GDH LP’s securities outstanding as of [•], 2022, and excludes:
•
[•] ordinary shares of GDHL (or shares of Pubco Class A common stock) issuable upon exercise of the Warrants outstanding as of such date;

•
[•] ordinary shares of GDHL (or shares of Pubco Class A common stock) reserved for issuance under our equity compensation plans as of such date;

•
[•] ordinary shares of GDHL (or shares of Pubco Class A common stock) issuable upon the exercise of options to acquire such shares that are vested and outstanding as of such date;

•
[•] ordinary shares of GDHL (or shares of Pubco Class A common stock) reserved for issuance upon vesting and exercise of outstanding options granted pursuant to our equity compensation plans;

•
[•] ordinary shares of GDHL (or shares of Pubco Class A common stock) in respect of unvested restricted share units granted pursuant our equity compensation plans; and

•
[•] ordinary shares of GDHL (or shares of Pubco Class A common stock) issuable upon exchange of the Exchangeable Notes (as defined herein) outstanding as of such date (which is the maximum number of shares issuable upon the exchange of the Exchangeable Notes, assuming that all such exchanges are settled by delivery of shares, and subject to certain adjustments).

In addition, unless otherwise indicated as giving effect to the BitGo Acquisition, or the context otherwise requires, the number of shares of Pubco Class A common Stock to be outstanding following consummation of the Reorganization and the Reorganization Merger excludes [•] shares of Pubco Class A common stock to be issued to holders of BitGo capital stock and applicable equity awards in connection with the BitGo Acquisition. See “Description of Pubco Capital Stock” and “Shares Eligible for Future Sale.”
WHERE YOU CAN FIND MORE INFORMATION
Pubco and GDHL have filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) under the Securities Act with respect to the transactions described herein. This prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information about Galaxy and such transactions, Galaxy refers you to the Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete. If a contract or document has been filed as an exhibit to the Registration Statement, Galaxy refers you to the copy of the contract or document that has been filed as an exhibit to the Registration Statement, and each statement about such contract or document being qualified in all respects by such reference.
As a result of the Reorganization and the Reorganization Merger, Pubco will become a U.S. reporting issuer subject to Section 13 or 15(d) of the Exchange Act and will be required to file periodic reports and

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
other information with the SEC. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like Pubco, that file such reports, proxy statements and other information electronically with the SEC. The address of that website is www.sec.gov. Following the consummation of the Reorganization and the Reorganization Merger, you can also obtain these documents, free of charge, from Galaxy’s website at www.galaxydigital.io. The information contained on, or that may be accessed through, Galaxy’s website is not incorporated by reference into, and is not a part of, this prospectus, and Pubco’s reports and any other information that Pubco has filed or may in the future file with the SEC are not incorporated by reference into, and do not constitute a part of, this prospectus or the Registration Statement.
GDHL also files annual, quarterly and material change reports, management circulars and other business and financial information with the applicable members of the Canadian Securities Administrators on the System for Electronic Document Analysis and Retrieval (“SEDAR”). Such information is also available under GDHL’s profile on SEDAR at www.sedar.com. The information contained on, or that may be accessed through, SEDAR is not incorporated by reference into, and is not a part of, this prospectus. Following the consummation of the Reorganization and the Reorganization Merger, Pubco will succeed to GDHL’s existing reporting obligations in Canada.
In addition, you may obtain copies of the information and any such documents filed as an exhibit to the Registration Statement for no charge by writing or telephoning Galaxy at the following address or telephone number:
Galaxy Digital Inc.
300 Vesey Street
New York, NY 10282
Attn.: Secretary
(212) 390-9216
If you would like to request any documents, please do so by [•], 2022 in order to receive them before the special meeting of GDHL shareholders described in this prospectus, which shall constitute an extraordinary general meeting for purposes of GDHL’s memorandum and articles of association.

A Letter from Michael Novogratz, our Founder and Chief Executive Officer
Dear Shareholders,
I founded Galaxy in 2018 to bring institutions into a movement that I believe is a revolution. My own journey in crypto started in 2013. In the shadow of the global financial crisis, I saw bitcoin—a decentralized digital currency with a fixed supply—as simply a compelling asset: a store of value and a hedge against the debasement of fiat currency. I invested and returned to my day job as a Macro trader.
I often described my work as a trader as looking for patterns that might foreshadow the future shape of the world. But I didn’t realize that the most important technological innovation in decades was sitting quietly at the bottom of my personal balance sheet. It was only in a Brooklyn warehouse in early 2016 that I began to see the outlines of the bigger picture. My college roommate had co-founded a project called Ethereum. I expected to find an office, an assistant, and a dog. Instead, I found thirty young people who believed with unshakeable confidence that they were going to change the world.
The Blockchain Revolution
The volatility of the cryptocurrency market makes for good headlines. But to focus only on price movements or speculation is to overlook the authentic revolutionary zeal in our industry; the people working every day to make the world’s digital, financial, and consumer infrastructure more transparent and egalitarian. This community is what made me passionate about crypto.
That young people are at the heart of this movement is unsurprising. Blockchain technology and crypto networks are direct response to a breakdown of trust in centralized authority and to the failure of past generations as global stewards. It is in the context of rising inequality, stagnant real wage growth, and declining opportunities for upward mobility that younger generations have sought to forge their own path.
The genius of the Bitcoin whitepaper was to combine a digital signature which could not be counterfeited with a protocol—a ruleset—to achieve global agreement on digital information. Currency was only the first application. This innovation opened the door to true digital ownership and gave us a better way of organizing the economic world.
A New Paradigm
The world is now undergoing simultaneous and interconnected secular shifts: the first from analog to digital assets, and the second from an economy of participation to an economy of ownership within the new digital paradigm. Bitcoin created the possibility of a truly global, digitally connected financial system. The accelerating institutional adoption of bitcoin and other cryptocurrencies shows that digital assets are here to stay. But the changes we are living through represent more than the emergence of a new asset class. People today use cryptocurrencies to make payments, lend, send remittances, earn interest, and borrow money—with greater speed, flexibility, and security.
More broadly, a peer-to-peer network that does not require an intermediary to ensure trust, combined with improvements in smart contracts, enable ownership economies in the digital world. This “internet of value,” sometimes called Web 3.0, is the next step towards the new digital paradigm. The World Wide Web enabled instant communication and democratized access to information, but large platforms today capture much of the data and much of the value. The next generation of the internet, built on globally distributed ledgers, will democratize access to digital ownership, allowing participants to hold a stake in the internet economy’s growth.
True digital ownership allows network participants to control their data and own their intellectual property. “Value,” like text or images, can be represented by digital information and can move frictionlessly across the internet. Unlike other forms of information, value needs the protection provided by blockchains to safeguard it against being altered or “double spent.” In Web 3.0, value will be transferred as easily as we exchange information today.
The explosive growth in the value of digital art and collectibles in the last year is only the beginning: we believe that blockchain technology, crypto networks, and the internet of value will soon permeate many

v

sectors of the economy and segments of society. Galaxy exists not only to facilitate institutional adoption of the new digital asset class but also to grow this emerging cryptoeconomy and engineer a new economic paradigm.
Bridging Then and Now
Galaxy serves as a bridge between traditional finance and the cryptoeconomy to help both incumbents and startups shape the economy of the future. Institutions and innovators alike need a trusted partner built to serve the needs of a global, digitally connected financial system. Galaxy is that partner. Through our diversified business lines and focus on digital assets, we service a growing number of institutions—Asset Managers, Banks, Corporations, Endowments, and Pensions, among others—all seeking exposure to the cryptoeconomy.
We also invest in innovators, providing founders with capital and advice, and opening our network to help theirs expand. The companies across our multiple venture portfolios denote our belief in the cryptoeconomy and provide us with unique insight into its cutting edge.
As the world of digital finance continues to evolve, Galaxy will evolve alongside it. Our leadership team brings to bear decades of experience across capital markets, asset management, technology, and venture investing. This position at the intersection of crypto and traditional finance allows us to offer products with familiar structures, built for digital assets, while also providing financial solutions unique to the cryptoeconomy, built on blockchains, that look and feel different from their predecessors.
Today, we are aggressively investing in our businesses and expanding globally. Our acquisition of BitGo, a leading custody provider for digital assets, will make Galaxy the one-stop-shop for institutions seeking financial services in the cryptoeconomy. The acquisition also furthers our vision to bring together the best of Wall Street and Silicon Valley and to maintain a blue-chip leadership team that affords clients the assurance of veteran guidance as they navigate our burgeoning industry.
The Future
Past cryptocurrency price cycles, continued speculative trading in digital assets, and evolving regulatory guidelines suggest that our financials may be volatile in the short term. From our founding, however, Galaxy has taken a long view. Our industry is still in its infancy. We are building a business designed to succeed regardless of short-term market conditions.
All our stakeholders believe in the promise of digital assets and the cryptoeconomy, and our goal is to bring as many participants as possible into an expanding tent. As I write in December 2021, the market cap of cryptocurrencies—only one slice of the cryptoeconomy—represents over 0.5% of global wealth, up from 0.1% this time one year ago. We believe this number will continue to grow, and that Galaxy will grow with it. We are working tirelessly every day to capture this momentum. Crypto is a 24/7 industry, so Galaxy is a 24/7 business. Someone on our team is missing holiday dinners, Friday nights with friends, and Sunday mornings with family to be available to our clients. I’d like to take a moment to thank them for their dedication. Our greatest assets go up and down our elevators every day.
I believe that crypto networks and digital assets will reshape the world in ways we can’t imagine. Our company’s very name seeks to communicate that inconceivable expansiveness. I am grateful for your trust in us to take you on this journey.
Mike Novogratz
CEO, Galaxy Digital

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
QUESTIONS & ANSWERS ABOUT THE PROPOSED TRANSACTIONS
The following questions and answers briefly address some commonly asked questions relating to the Proposed Transactions (as defined below), including the proposals to be presented at the special meeting of GDHL’s shareholders, which shall constitute an extraordinary general meeting for purposes of GDHL’s memorandum and articles of association, and the questions that shareholders of GDHL and BitGo may have relating to the Proposed Transactions. The following questions and answers may not include all of the information that may be important to you and that you should consider in making a decision with respect to the proposals described herein. Additionally, the following questions and answers, as well as the summary section that follows, are not meant to be a substitute for the information contained in the remainder of this prospectus, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this prospectus. You are urged to read carefully the remainder of this prospectus, including the attached annexes. You should pay special attention to the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”
General Questions & Answers for GDHL Shareholders
Q:   Why are GDHL shareholders receiving this prospectus?
A:
GDHL shareholders are receiving this prospectus because they are being asked to consider and vote upon, among other things, a proposal to approve certain reorganization transactions, including a domestication of GDHL and GDH LP, as described in this prospectus. This prospectus is furnished to GDHL shareholders in connection with the solicitation of proxies by GDHL management for use at the special meeting, which shall constitute an extraordinary general meeting for purposes of GDHL’s memorandum and articles of association (the “Meeting”), of the holders of ordinary shares of GDHL to be held in person on [•] at [•] (local time) at [•] and virtually via live webcast at [•]. Subject to the necessary approval of GDHL shareholders, among other transactions, GDHL expects to (i) deregister under the Cayman Islands Companies Act (As Revised) and domesticate under Section 388 of the Delaware General Corporation Law, pursuant to which domestication the jurisdiction of incorporation of GDHL will be transferred by way of continuation from the Cayman Islands to the State of Delaware (the “Domestication” and GDHL following the Domestication, “GDH Delaware”), (ii) consummate certain related corporate reorganization transactions, including the amendment, prior to the Domestication, of GDHL’s existing share capital and memorandum and articles of association, a copy of which attached to this Management Circular/Prospectus as Annex [•], to authorize and provide for the issuance and terms of Class B ordinary shares of GDHL (the “Governing Documents Amendment,” and, all such related corporate reorganization transactions, collectively with the Domestication, the “Reorganization”) and (iii) consummate a merger with Reorganization Merger Sub, in which Reorganization Merger Sub will merge with and into GDH Delaware, with GDH Delaware continuing as the surviving corporation and a direct wholly-owned subsidiary of Pubco (the “Reorganization Merger”), with Pubco succeeding GDHL as the publicly traded company in which existing holders of GDHL ordinary shares will own their equity interests.

In addition, pursuant to the registration statement of which this prospectus forms a part, Pubco is registering the issuance of shares of Pubco Class A common stock that will ultimately be held by GDHL shareholders upon completion of the Reorganization and the Reorganization Merger.
This prospectus and its annexes contain important information about the transactions described herein and the other matters to be acted upon at the Meeting. You should read this prospectus, including the attached annexes, carefully and in its entirety.
YOUR VOTE IS IMPORTANT. IF YOU ARE A GDHL SHAREHOLDER, YOU ARE ENCOURAGED TO SUBMIT YOUR PROXY AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROSPECTUS, INCLUDING THE ATTACHED ANNEXES.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Q:   What is the Galaxy Reorganization?
A:
Subject to the approval of GDHL shareholders, GDHL is proposing to effectuate a reorganization and domestication, which would also include a re-domiciliation of GDHL and GDH LP. In summary, under the proposed terms of the Reorganization, among other things:

◦
GDHL and GDH LP will redomicile from the Cayman Islands to the State of Delaware.

◦
GDHL and its affiliated entities’ corporate and capital structure will be reorganized so as to normalize it on the basis of frequently used “Up-C Structures” in the United States, with the Reorganization including the following steps:

•
Pubco, a new Delaware-incorporated holding company, will become the successor public company of GDHL, with all outstanding GDHL ordinary shares ultimately being converted into and exchanged for shares of Class A common stock of Pubco.

•
The existing organizational documents of GDH LP will be amended and restated, including to provide that Michael Novogratz, the Chief Executive Officer and Founder of GDHL, who currently controls the general partnership interests of GDH LP, will transfer control of such general partnership interests to Pubco. However, notwithstanding such transfer of control of the general partnership interests of GDH LP to Pubco, Michael Novogratz will continue to ultimately effectively control the operations of GDH LP by virtue of his ownership of the new voting securities of Pubco that will be issued to entities controlled by him, as described below (i.e., Michael Novogratz will have the same control over GDH LP he has now, but through his control of Pubco rather than directly through the general partnership interests of GDH LP).

•
Pubco will issue new voting securities to entities controlled by Michael Novogratz and other holders of Class B Units (as defined below) of GDH LP (such holders collectively, the “Existing LPs”) that will entitle them to vote (but not hold any economic rights) at the Pubco level, as though they had converted their existing Class B Units of GDH LP to Class A common stock of Pubco. The holder of each such voting security of Pubco will also hold a LP Unit (as defined below) of GDH LP that will entitle its holder to economic rights in GDH LP and that cannot be transferred without a concurrent transfer of such a voting security of Pubco. As a result of such issuance, Michael Novogratz is expected to own approximately [•]% of Pubco’s voting power immediately following the Reorganization and the Reorganization Merger.

•
Pubco will enter into, and agree to certain payment rights and obligations pursuant to, an amendment and restatement of the existing tax receivable agreement between GDHL, GDH LP and certain other parties thereto.

◦
The “variable voting rights” attached to GDHL’s ordinary shares that currently restrict the aggregate votes that may be cast by U.S. shareholders will be eliminated.

◦
Pubco intends to apply to list its Class A Common Stock on the Nasdaq.

Q:   What else will happen in the Reorganization and in the Reorganization Merger?
A:
In the Domestication, all of the issued and outstanding Class A ordinary shares of GDHL will convert, automatically and by operation of law, on a one-for-one basis into an equivalent number of shares of Class A common stock of GDH Delaware and GDH Delaware will, pursuant to its post-Domestication certificate of incorporation, be authorized to issue [•] shares of Class B common stock. Additionally, in the Domestication, GDHL will change its name to, and GDH Delaware’s name will be, “Galaxy Digital Holdings Inc.”

In connection with the Domestication, the memorandum and articles of association of GDHL (as amended by the Governing Documents Amendment) (the “Existing Organizational Documents”) will be amended and restated (as proposed to be amended and restated, the “Proposed Organizational Documents,” and such amendment, the “Domestication Charter and Bylaws Amendment”). The Proposed Organizational Documents will be in effect as the governing

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documents of GDH Delaware upon the completion of the Domestication, but prior to the consummation of the Reorganization Merger, and will provide for two classes of common stock of GDH Delaware: Class A common stock and Class B common stock.
In the Reorganization Merger, (i) each share of Class A common stock and Class B common stock of GDH Delaware will convert, automatically and by operation of law, on a one-for-one basis into one share of Class A common stock and Class B common stock of Pubco, respectively, and (ii) the certificate of incorporation and bylaws of Pubco will be amended and restated to be substantively identical to the Proposed Organizational Documents (and the term “Proposed Organizational Documents” shall refer, following the Reorganization Merger, to the certificate of incorporation and bylaws of Pubco as so amended). Following the Reorganization Merger, each share of Class A common stock and Class B common stock of Pubco will entitle its holder to one vote per share on all matters submitted to a vote of Pubco stockholders. Shares of Class B common stock of Pubco will not have any rights to receive dividends or distributions on liquidation of Pubco (beyond their par value).
As a result of and following the Reorganization and the Reorganization Merger, Pubco will succeed GDHL as the publicly traded company in which existing holders of GDHL ordinary shares will own their interests, and all securities being registered pursuant to the registration statement of which this prospectus is a part will be issued by Pubco as the continuing parent entity following such transactions.
Following the Reorganization and the Reorganization Merger, Pubco will be a holding company. All of our activities are, and will following the Reorganization and the Reorganization Merger be, conducted through GDH LP and its subsidiaries, and Pubco’s principal assets following the Reorganization and the Reorganization Merger will be its direct and indirect ownership of (i) certain limited partnership interests of GDH LP, which will entitle it to a corresponding percentage ownership of the economic interest in our business, and (ii) all of the general partnership interests of GDH LP, which will entitle it to control our business. Following the Reorganization and the Reorganization Merger, (i) Pubco will own 100% of GDH Delaware, which will be the sole general partner of GDH LP and thereby will control all actions of GDH LP, and (ii) entities controlled by Michael Novogratz, the Chief Executive Officer and Founder of GDHL, will own approximately [•]% of Pubco’s voting securities and ultimately effectively control our business.
Q:   Why is GDHL issuing shares of Class B common stock?
A:
GDHL shareholders, excluding persons required to be excluded for the purpose of such vote under Multilateral Instrument 61-101—Protection of Minority Securityholders in Special Transactions (“MI 61-101” and such excluded persons “Excluded Shareholders”), are further being asked to consider and vote upon the issuance, immediately following the Domestication, of a number of shares of Class B common stock of GDH Delaware (which shares of Class B common stock of GDH Delaware will convert automatically and by operation of law on a one-for-one basis into shares of Class B common stock of Pubco in the Reorganization Merger) to each Existing LP of GDH LP equal to the number of such Class B Units of GDH LP held by each such Existing LP of GDH LP (the “Issuance of Class B Common Stock”).

Q:   When will the Reorganization and the Reorganization Merger occur?
A:
Subject to the necessary approval of GDHL shareholders, GDHL’s board of directors may adopt the Reorganization and the Reorganization Merger at any time. The Reorganization and the Reorganization Merger are not conditioned on the BitGo Acquisition (as defined below) being completed. However, completion of the Reorganization and Reorganization Merger is a condition to the completion of the BitGo Acquisition. As a result, if the Reorganization and Reorganization Merger have not been completed prior to that date, and assuming the Governing Documents Amendment, the Domestication and the Domestication Charter and Bylaws Amendment are approved by GDHL shareholders, the Reorganization is expected to occur on the business day prior to the date of the Reorganization Merger and the closing of the BitGo Acquisition (as defined below), unless GDHL and Pubco elect to complete the Reorganization earlier. The Reorganization

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Merger is expected to occur on the date of the closing of the BitGo Acquisition, one minute prior to the effective time of the Second Merger. The BitGo Acquisition is expected to occur upon the satisfaction (or, if permitted, waiver) of all of the conditions set forth in the Agreement and Plan of Merger by and among GDHL, GDH LP, Pubco, GDH Titan Merger Sub 1, Inc. (“Reorganization Merger Sub”), GDH Titan Merger Sub 2, Inc. (“Merger Sub 2”), BitGo and Fortis Advisors LLC in its capacity as the representative of the equityholders thereunder (as it may be amended, modified or otherwise supplemented from time to time, the “Merger Agreement”), a copy of which is attached to this prospectus as Annex [•], and described in this prospectus.
General Questions & Answers for BitGo Stockholders
Q:   Why are BitGo stockholders receiving this prospectus?
A:
BitGo stockholders are receiving this prospectus because they are being asked to approve and adopt the Merger Agreement by signing and returning the written consent furnished to BitGo stockholders with this prospectus, a copy of which is attached to this prospectus as Annex [•] (the “Written Consent”). Subject to the terms and conditions set forth in the Merger Agreement, including the necessary approval of BitGo stockholders, Merger Sub 2 will merge with and into BitGo, with BitGo continuing as the surviving corporation and ultimately a direct wholly-owned subsidiary of GDH LP and a consolidated subsidiary of Pubco, and, in such merger, BitGo stockholders will receive cash and shares of Class A common stock of Pubco in exchange for their shares of stock of BitGo (the “Second Merger” and, together with the Reorganization Merger, the “Mergers”).

In addition, pursuant to the registration statement of which this prospectus forms a part, Pubco is registering shares of Pubco Class A common stock issuable to BitGo stockholders upon completion of the Second Merger.
This prospectus and its annexes contain important information about the transactions described herein and the other matters to be acted upon by the Written Consent. You should read this prospectus, including the attached annexes, carefully and in their entirety.
YOUR VOTE IS IMPORTANT. IF YOU ARE A BITGO STOCKHOLDER, YOU ARE ENCOURAGED TO SIGN AND RETURN THE WRITTEN CONSENT AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROSPECTUS, INCLUDING THE ATTACHED ANNEXES.
Q:   What is the BitGo Acquisition?
A:
Following the Reorganization and the Reorganization Merger, subject to the terms and conditions of the Merger Agreement, Pubco and GDH LP will acquire BitGo as a result of the merger of Merger Sub 2 with and into BitGo, with BitGo continuing as the surviving corporation and an indirect wholly-owned subsidiary of GDH LP and a consolidated subsidiary of Pubco (the “BitGo Acquisition”). In the BitGo Acquisition, pursuant to the Merger Agreement, BitGo stockholders will receive cash and shares of Class A common stock of Pubco in exchange for their shares of stock of BitGo.

While the consummation of the BitGo Acquisition is conditioned on, among other things, the Reorganization being completed, the consummation of the Reorganization is not conditioned on the BitGo Acquisition being completed. The BitGo Acquisition is not required to be, and will not be, at any time submitted to a vote of GDHL, GDH Delaware or Pubco shareholders.
Q:
Are there any important risks related to the Reorganization or GDHL’s or BitGo’s businesses of which BitGo stockholders should be aware?

A:
Yes, there are important risks related to the Reorganization and the other transactions discussed in this prospectus and GDHL’s, BitGo’s and Pubco’s businesses. You are urged to carefully read in its entirety the section entitled “Risk Factors.”

Confidential Treatment Requested by Galaxy Digital Inc.
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Additional Questions & Answers About the Special Meeting of GDHL Shareholders
Q:
What is the purpose of the Meeting?

A:
The purpose of the Meeting of GDHL shareholders is to vote on proposals related to the Reorganization, comprised of the Domestication, the Governing Documents Amendment, the Domestication Charter and Bylaws Amendment, Issuance of Class B Common Stock and, if necessary or appropriate, the adjournment of the Meeting to a later date or dates, and to transact such other business as is proper at the Meeting.

Q:   Where and when will the Meeting be held?
A:
The Meeting will be held in person on [•] at [•] (local time) at [•] and virtually via live webcast at [•].

Q:   How do I attend a virtual meeting?
A:
If you are a Registered Shareholder, GDHL’s transfer agent, TSX Trust Company, will have sent you a form of proxy. Registered Shareholders planning to access and vote at the Meeting should not complete the Proxy or return it to TSX Trust Company if you will be accessing and voting at the Meeting during the webcast. If you are planning to access the Meeting, your Proxy will be required in order for you to complete the instructions below:

1.
Log in at [•] at least 15 minutes before the Meeting starts.

2.
Click on “I have a control number”

3.
Enter your 12-digit control number (your control number is located on your Proxy)

4.
Enter the password: [•] (case sensitive)

5.
Follow the instructions to access the Meeting and vote when prompted

Beneficial Shareholders wishing to access and vote at the Meeting during the live webcast can do so as follows:
1.
Appoint yourself as proxyholder by writing your name in the space provided on the Proxy or voting instruction form. Do not fill out your voting instructions

2.
Sign and send it to your intermediary, following the voting deadline and submission instructions on the voting instruction form

3.
Get a control number by contacting TSX Trust Company at tsxtrustproxyvoting@tmx.com by [•] (local time) on [•]

4.
Log in at [•] at least 15 minutes before the meeting starts

5.
Click on “I have a control number”

6.
Enter the control number provided to you by tsxtrustproxyvoting@tmx.com

7.
Enter the password: [•] (case sensitive)

8.
Follow the instructions to access the Meeting and vote when prompted

Q:   Who is soliciting the vote of GDHL shareholders?
A:
This prospectus is furnished in connection with the solicitation of proxies by GDHL’s management for use at the Meeting.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Q:   What are GDHL shareholders being asked to consider and vote upon at the Meeting?
A:
GDHL shareholders will vote on the following proposals at the Meeting:

1.
a special resolution to approve a reorganization comprised of:

a.
the Domestication (such proposal “Domestication Proposal”);

b.
the Governing Documents Amendment (such proposal the “Governing Documents Amendment Proposal”);

c.
upon the consummation of the Domestication, the amendment and restatement of the Existing Organizational Documents by their deletion in their entirety and the substitution in their place of the Proposed Organizational Documents (such proposal, the “Proposed Organizational Documents Proposal”); and

d.
four separate proposals with respect to certain material differences between the existing organizational documents and the proposed organizational documents of GDH Delaware following its domestication as a Delaware corporation (collectively, the “Domestication Charter and Bylaws Differences Proposals”);

2.
assuming the Domestication Proposal, the Governing Documents Amendment Proposal, the Proposed Organizational Documents Proposal and the Domestication Charter and Bylaws Differences Proposals are approved, a resolution to approve, by a simple majority, excluding Excluded Shareholders, the Issuance of Class B Common Stock (such proposal, the “Issuance of Class B Common Stock Proposal”); and

3.
to approve by ordinary resolution the technical proposal to allow the chairman to adjourn the Meeting (the “Adjournment”) to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Domestication Proposal, the Governing Documents Amendment Proposal, the Proposed Organizational Documents Proposal, the Domestication Charter and Bylaws Differences Proposals and the Issuance of Class B Common Stock Proposal (such proposal, the “Adjournment Proposal” and together with the Domestication Proposal, the Governing Documents Amendment Proposal, the Proposed Organizational Documents Proposal, each of the Domestication Charter and Bylaws Differences Proposals and the Issuance of Class B Common Stock Proposal, the “Proposals”).

The Issuance of Class B Common Stock is a “related party transaction” pursuant to MI 61-101. GDHL’s board of directors formed a special committee of independent directors comprised of all the directors of GDHL, other than Michael Novogratz (the “Special Committee”) to consider the Reorganization.
After careful consideration of, among other things, the unanimous recommendation of the Special Committee, GDHL’s board of directors has determined (with the interested directors declaring their interest and abstaining on voting with respect to the resolutions related to the Reorganization) that the Proposed Transactions are in the best interests of GDHL and its shareholders and recommends that you vote or give instruction to vote “FOR” the approval of the Proposed Transactions.
Q:   What vote of GDHL shareholders is required to approve the Proposals presented at the Meeting?
A:
Each of the Proposals that must be approved by special resolution must be approved, as a matter of Cayman Islands law, by the affirmative vote of the holders of not less than two-thirds of the ordinary shares of GDHL who, being present in person or virtually or represented by proxy and entitled to vote at the Meeting, vote at the Meeting. Each of the Proposals that must be approved by ordinary resolution must be approved, as a matter of Cayman Islands law, by the affirmative vote of the holders of a majority of the ordinary shares of GDHL who, being present in person or virtually or represented by proxy and entitled to vote at the Meeting, vote at the Meeting. The Issuance of Class B Common Stock Proposal must be approved by a simple majority, excluding persons required to be excluded for the purpose of such vote under MI 61-101.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
The Domestication Charter and Bylaws Amendment Proposal and each of the Domestication Charter and Bylaws Differences Proposals is conditioned on the approval of the Domestication Proposal. The Adjournment Proposal is not conditioned on the approval of any other Proposal.
Q:   Will any other matters be voted on at the Meeting?
A:
GDHL’s board of directors does not intend to present any other matters at the Meeting and does not know of any other matters that will be brought before GDHL’s shareholders for a vote at the Meeting. If any other matter is properly brought before the Meeting, your signed proxy gives authority to [•] and [•], as proxies, with full power of substitution, to vote on such matters at their discretion.

Q:   Will the Reorganization Merger be submitted to a vote of GDHL shareholders?
A:
Assuming the Reorganization is approved by GDHL shareholders, in accordance with applicable law, the Reorganization Merger is not required to be, and will not be, submitted to a vote of GDHL or GDH Delaware shareholders.

Q:   Will the BitGo Acquisition be submitted to a vote of GDHL shareholders?
A:
In accordance with applicable law, the BitGo Acquisition is not required to be, and will not be, at any time submitted to a vote of GDHL, GDH Delaware or Pubco shareholders. While the consummation of the BitGo Acquisition is conditioned on, among other things, the Reorganization being completed, the consummation of the Reorganization is not conditioned on the BitGo Acquisition being completed.

Q:   Who is entitled to vote at the Meeting?
A:
Only GDHL’s registered shareholders at the close of business on [•] (the “GDHL Record Date”) will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. GDHL shareholders who are unable to or who do not wish to attend the Meeting are requested to date and sign the enclosed form of proxy promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the form of proxy.

Q:   What constitutes a quorum at the Meeting?
A:
The quorum for the transaction of business at the Meeting consists of two or more GDHL shareholders holding at least 25% in par value of GDHL’s ordinary shares entitled to vote at the Meeting being individuals present in person or virtually or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy. As of the GDHL Record Date, [•] ordinary shares of GDHL, in the aggregate, would be required to achieve a quorum.

Q:
What happens if a GDHL shareholder sells or otherwise transfers their ordinary shares of GDHL before the Meeting?

A:
The GDHL Record Date is earlier than the date on which the transactions that are the subject of the Proposals are expected to be completed. If you transfer your ordinary shares of GDHL after the GDHL Record Date, but before the Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Meeting. If you transfer your ordinary shares of GDHL prior to the GDHL Record Date, you will have no right to vote those shares at the Meeting.

Q:
How many votes does each GDHL shareholder have?

A:
Subject to the Certification Process Adjustment (as described below), each GDHL shareholder is entitled to one vote for each ordinary share held by such GDHL shareholder as of the close of business on the GDHL Record Date. As of the close of business on the GDHL Record Date, there were [•] outstanding GDHL ordinary shares.

Confidential Treatment Requested by Galaxy Digital Inc.
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The Existing Organizational Documents provide for a “Certification Process Adjustment” whereby, in connection with any resolution passed by GDHL shareholders (each, a “Shareholder Resolution”), each GDHL shareholder shall be required to provide a certification as to its status, and the status of any person for whom the GDHL shareholder holds GDHL ordinary shares beneficially, as a United States resident or a non-United States resident. In connection with the Certification Process Adjustment, in respect of any Shareholder Resolution in a meeting or in writing, each GDHL shareholder shall be required to certify that, at the time of the meeting (or any adjournment thereof) at which the resolution is tabled, or in the case of the resolution being proposed as a written resolution, at the time of signifying its agreement to the proposed written resolution: (a) it is not a United States resident; and (b) to the extent it holds GDHL ordinary shares for the account or benefit of any other person, such person is not a United States resident (each GDHL shareholder not making such certification, a “Non-Certifying Shareholder”). GDHL shareholders who certify that they hold GDHL ordinary shares for the account or benefit of any other person who is a United States resident, will also be asked to certify the extent to which GDHL ordinary shares they own beneficially are owned beneficially for United States residents and to which GDHL ordinary shares they hold are owned beneficially for persons that are not United States residents. This Certification Process Adjustment is intended to preserve GDHL’s status as a “foreign private issuer” within the meaning of Rule 405 under the United States Securities Act of 1933 and Rule 3b-4 under the United States Securities Exchange Act of 1934 by ensuring that the aggregate total number of votes that Non-Certifying Shareholders are entitled to cast may never exceed 49% of the total number of votes that all GDHL shareholders are entitled to cast. For additional information, see the section entitled “The Special Meeting of GDHL Shareholders—Certification Process Adjustment.”
Q:   What is the voting recommendation of GDHL’s board of directors?
A:
After careful consideration of, among other things, the unanimous recommendation of the Special Committee, GDHL’s board of directors has determined (with the interested directors declaring their interest and abstaining on voting with respect to the resolutions related to the Reorganization) that the Reorganization is (i) fair to GDHL shareholders, other than Excluded Shareholders, and (ii) in the best interest of GDHL, and recommends that you vote or give instruction to vote “FOR” the approval of the Reorganization.

Q:
When do proxies need to be submitted?

A:
To be effective, a properly executed proxy must be received not later than [•] (local time) on [•], 2022 or, if the Meeting is adjourned or postponed, not later than [•] (local time) on the day which is two business days preceding the date of the adjourned or postponed meeting. The time limit for the deposit of proxies may be waived by the chairman of the Meeting at his discretion, without notice, but the chairman of the Meeting is under no obligation to do so.

Q:
What is the difference between holding ordinary shares of GDHL as a Registered Shareholder and as a Beneficial Shareholder?

A:
Many GDHL shareholders hold their common shares through a stockbroker or bank (an “Intermediary” or “Intermediaries”) rather than directly in their own names.

“Registered Shareholders” means GDHL shareholders who hold GDHL’s ordinary shares in their own name.
“Beneficial Shareholders” means GDHL shareholders who do not hold GDHL’s ordinary shares in their own name and Intermediaries own securities on behalf of Beneficial Shareholders. As summarized below, there are some distinctions Registered Shareholders and Beneficial Shareholders.
Registered Shareholder—If your ordinary shares of GDHL are registered directly in your name with our transfer agent, you are a Registered Shareholder and this prospectus is being sent directly to you by GDHL. You may vote the ordinary shares registered directly in your name by completing and mailing the proxy or by voting in person or virtually at the Meeting.

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Beneficial Shareholder—Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of GDHL as the registered holders of GDHL’s ordinary shares) or as set out in the following disclosure. If GDHL’s ordinary shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those GDHL’s ordinary shares will not be registered in the shareholder’s name on the records of GDHL. Such GDHL’s ordinary shares will more likely be registered under the names of Intermediaries. Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients. There are two kinds of Beneficial Shareholders—those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners). GDHL is taking advantage of the provisions of National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) that permit it to deliver the Notice, this Circular and the form of proxy (collectively, the “meeting materials”) directly to the NOBOs.
Q:   How can GDHL shareholders who are Registered Shareholders vote?
A:
If you are a Registered Shareholder, there are two ways to vote: (1) by completing and mailing your proxy, or (2) by voting in person or virtually at the Meeting.

If you are voting by mailing your proxy, to be effective, a properly executed proxy from a Registered Shareholder must be submitted using one of the following methods:
(a)
date and sign the proxy and return it to GDHL’s transfer agent, TSX Trust Company, by fax within North America at (416) 595-9593 or by mail to 301-100 Adelaide Street West, Toronto, Ontario, M5H 4H1; or

(b)
log on to the website of TSX Trust Company at www.voteproxyonline.com. Registered Shareholders must follow the instructions set out on the website and refer to the proxy for the holder’s account number and the proxy access number.

If you return your proxy but you do not indicate your voting preferences, the proxies will vote your GDHL ordinary shares FOR each of the Proposals and any other matter that is properly submitted to a GDHL shareholder vote at the Meeting. Only the form of proxy accompanying this prospectus will be counted.
The proxy must be executed by the Registered Shareholder, or if the applicable shareholder is a corporation, the proxy should be signed in its corporate name and its corporate seal must be affixed to the proxy or the proxy must be signed by an authorized officer whose title should be indicated. A proxy signed by an authorized officer or a person acting as attorney, executor, administrator or trustee, or in some other representative capacity, should reflect such person’s full title as such and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with GDHL).
Q:   How can GDHL shareholders who are Beneficial Shareholders vote?
Beneficial Shareholders who are NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from TSX Trust. The VIF is to be completed and returned to TSX Trust as set out in the instructions provided on the VIF. TSX Trust will tabulate the results of the VIFs received from NOBOs. By choosing to send these materials to you directly, GDHL (and not the Intermediary holding GDHL’s ordinary shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions that was sent to you. Beneficial Shareholders who are OBOs should follow the instructions of their Intermediary carefully to ensure that their GDHL’s ordinary shares are voted at the Meeting. GDHL does not intend to pay for intermediaries to forward to OBOs under NI 54-101 the proxy-related materials and Form 54-101F7—Request for Voting Instructions Made by Intermediary, and in the case of an OBO, the OBO will not receive the

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materials unless the OBO’s Intermediary assumes the cost of delivery. The proxy supplied to you by your broker will be similar to the proxy provided to Registered Shareholders by GDHL. However, its purpose is limited to instructing the Intermediary on how to vote your GDHL’s ordinary shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by GDHL. The VIF will name the same persons as GDHL’s proxy to represent your GDHL’s ordinary shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of GDHL), other than any of the persons designated in the VIF, to represent your GDHL’s ordinary shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of GDHL’s ordinary shares to be represented at the Meeting and the appointment of any representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your GDHL’s ordinary shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your GDHL’s ordinary shares at the Meeting.
Non-registered GDHL shareholders who have not objected to their Intermediary disclosing certain ownership information about themselves to GDHL are referred to as “NOBOs.” Those non-registered GDHL shareholders who have objected to their Intermediary disclosing ownership information about themselves to GDHL are referred to as “OBOs.” GDHL has elected to send the Notice, this Circular and the form of proxy (collectively, the “meeting materials”) directly to the NOBOs, and, to the extent possible, indirectly through Intermediaries to the OBOs. The Intermediaries (or their service companies) are responsible for forwarding the meeting materials to each OBO, unless the OBO has waived the right to receive them. Intermediaries will frequently use service companies to forward the meeting materials to non-registered GDHL shareholders.
Q:
If a GDHL shareholder is not going to attend the Meeting in person or virtually, should they submit their proxy instead?

A:
Yes. Whether you plan to attend the Meeting or not, please read this prospectus carefully and vote your shares by completing, signing, dating and returning the enclosed proxy in the postage-paid envelope provided.

Q:
To whom and when do GDHL shareholders’ proxies need to be submitted?

A:
To be effective, a properly executed proxy must be received not later than [•] (local time) on [•], 2022 or, if the Meeting is adjourned or postponed, not later than [•] (local time ) on the day which is two business days preceding the date of the adjourned or postponed meeting. The time limit for the deposit of proxies may be waived by the chairman of the Meeting at his discretion, without notice, but the chairman of the Meeting is under no obligation to do so.

If you are voting by mailing your proxy, to be effective, a properly executed proxy from a Registered Shareholder must be submitted using one of the following methods:
(a)
date and sign the proxy and return it to GDHL’s transfer agent, TSX Trust Company, by fax within North America at (416) 595-9593 or by mail to 301-100 Adelaide Street West, Toronto, Ontario, M5H 4H1; or

(b)
log on to the website of TSX Trust Company at www.voteproxyonline.com. Registered Shareholders must follow the instructions set out on the website and refer to the proxy for the holder’s account number and the proxy access number.

Persons who are Beneficial Shareholders must complete and return the voting instruction form provided to them by their intermediary (such as a broker, custodian, trustee, nominee) and return it in accordance with the instructions accompanying such voting instruction form.

Confidential Treatment Requested by Galaxy Digital Inc.
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Q:   Can GDHL shareholders change their vote or revoke their proxy?
A:
In addition to any other manner permitted by law, a proxy may be revoked by:

(a)
executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or their authorized attorney in writing, or, if the GDHL shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to TSX Trust Company or at the address of the registered office of GDHL at PO Box 309, Ugland House, Grand Cayman, KY1-1104, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned or postponed, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)
personally attending the Meeting and voting.

Q:   How are votes counted at the Meeting?
A:
GDHL will appoint a scrutineer at the Meeting, who will collect all proxies and ballots and tabulate the results. The scrutineer is typically a representative of GDHL’s transfer agent.

Q:   Does a proxy need to be signed?
A:
The proxy must be executed by the Registered Shareholder, or if the applicable shareholder is a corporation, the proxy should be signed in its corporate name and its corporate seal must be affixed to the proxy or the proxy must be signed by an authorized officer whose title should be indicated. A proxy signed by an authorized officer or a person acting as attorney, executor, administrator or trustee, or in some other representative capacity, should reflect such person’s full title as such and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with GDHL).

Q:
What will happen if a GDHL shareholder signs and submits their proxy without indicating how they wish to vote?

A:
The persons named in the proxy will vote or withhold from voting GDHL ordinary shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your GDHL ordinary shares will be voted accordingly. In respect of a matter for which a choice is not specified in the proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified in the proxy.

Q:   Who will solicit and pay the cost of soliciting proxies from GDHL shareholders?
A:
Solicitations of proxies will be primarily by mail, but may also be solicited personally or by Internet or telephone by directors, officers and regular employees of GDHL. They will not be paid any additional amounts for soliciting proxies. All costs of the solicitation will be borne by GDHL.

GDHL has also engaged D.F. King Canada to assist with the solicitation of proxies. For questions on voting your shares, please contact D.F. King Canada, by email at inquiries@dfking.com, by telephone at 1 (800) 835-0437 (toll free within Canada and the United States) or direct at 1-416-682-3825 (banks, brokers and collect calls outside Canada and the United States). GDHL has agreed to pay D.F. King Canada a fee of $17,750, plus a potential $17,750 success fee and reimbursement of certain disbursements. GDHL will also reimburse D.F. King Canada for certain out-of-pocket losses, damages and expenses.
Q:
What should GDHL shareholders do if they receive more than one set of voting materials?

A:
GDHL shareholders may receive more than one set of voting materials, including multiple copies of this prospectus and multiple proxies or VIFs. For example, if you hold your shares in more than one brokerage account, you will receive a separate VIF for each brokerage account in which you

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hold shares. If you are a Registered Shareholder and your shares are registered in more than one name, you will receive more than one proxy. Please complete, sign, date and return each proxy and VIF that you receive in order to cast your vote with respect to all of your GDHL ordinary shares.
Q:   What should GDHL shareholders do now?
A:
GDHL shareholders are urged to read carefully and consider the information contained in this prospectus, including the section entitled “Risk Factors,” and the annexes attached hereto. GDHL shareholders should then vote as soon as possible in accordance with the instructions provided in this prospectus and on the enclosed proxy or, if you hold your shares through a brokerage firm, bank or other nominee, on the VIF provided by the broker, bank or nominee.

Q:   Who can help answer GDHL shareholders’ questions?
A:
If you are a GDHL shareholder and have questions about the Meeting or the Proposals, or if you need additional copies of this prospectus or the enclosed proxy, you should contact:

Galaxy Digital Holdings Ltd.
300 Vesey Street
New York City, New York 10282, United States
Attention: Investor Relations
Email: investor.relations@galaxydigital.io
You may also contact GDHL’s proxy solicitor:
D.F. King Canada
by email at inquiries@dfking.com,
by telephone at 1 (800) 835-0437 (toll free within Canada and the United States) or direct at 1 (416) 682-3825 (banks, brokers and collect calls outside Canada and the United States)
You may also obtain additional information about us from documents filed with Canadian securities regulatory authorities by following the instructions in the section of this prospectus entitled “Where You Can Find More Information.”
To obtain timely delivery, GDHL shareholders must request additional copies of this prospectus or the enclosed proxy or any other materials no later than five business days prior to the Meeting.
Additional Questions & Answers About the Reorganization and the Reorganization Merger
Q:   How will the Reorganization affect GDHL ordinary shares?
A:
In the Domestication, all of the issued and outstanding Class A ordinary shares of GDHL will convert, automatically and by operation of law, on a one-for-one basis into an equivalent number of shares of Class A common stock of GDH Delaware and GDH Delaware will, pursuant to its post-Domestication certificate of incorporation, be authorized to issue [•] shares of Class B common stock. Then, in the Reorganization Merger, GDH Delaware shareholders will receive an equivalent number of shares of Class A common stock and Class B common stock of Pubco in exchange for their shares of Class A common stock and Class B common stock of GDH Delaware, respectively.

Q:
What exchanges will Pubco be listed on following the Reorganization and the Reorganization Merger?

A:
GDHL’s ordinary shares are currently listed on the Toronto Stock Exchange (the “TSX”). In connection with the Reorganization, Pubo intends to apply to have Pubco’s Class A common stock approved for listing on the the Nasdaq Global Select Market (“Nasdaq”), either concurrently with or subsequent to consummation of the Reorganization, the Reorganization Merger and the BitGo Acquisition. For a period of time following the consummation of the Reorganization, and immediately following Pubco’s intended listing on the the Nasdaq Global Select Market

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(“Nasdaq”), Pubco will remain listed on the TSX. Pubco ultimately may choose to delist its shares from the TSX in the future, which would not require further shareholder approval under TSX rules provided an acceptable alternative market exists for Pubco’s Class A common stock. There can be no assurance as to whether such listing and/or delisting will occur on the terms described herein or at all.
Q:
What amendments will be made to the existing organizational documents of GDHL in the Reorganization?

A:
Prior to the Domestication, GDHL intends to complete the Governing Documents Amendment, in which GDHL’s existing memorandum and articles of association will be amended to authorize and provide for the issuance and terms of [•] Class B ordinary shares of GDHL.

In connection with the Domestication, GDHL will complete the Domestication Charter and Bylaws Amendment, in which the memorandum and articles of association of GDHL (as amended by the Governing Documents Amendment) will be amended and restated by their deletion in their entirety and the substitution in their place of the proposed new certificate of incorporation, substantially in the form attached to this prospectus as Annex [•] and the proposed new bylaws, substantially in the form attached to this prospectus as Annex [•]. The Proposed Organizational Documents will be in effect as the governing documents of GDH Delaware upon the completion of the Domestication, but prior to the consummation of the Reorganization Merger, and will provide for two classes of common stock of GDH Delaware: Class A common stock and Class B common stock.
Q:   Will the Proposed Organizational Documents be the governing documents of Pubco?
A:
In the Reorganization Merger, the certificate of incorporation and bylaws of Pubco will be amended and restated to be substantively identical to the Proposed Organizational Documents (and the term “Proposed Organizational Documents” shall refer, following the Reorganization Merger, to the certificate of incorporation and bylaws of Pubco as so amended).

Q:
How will the Proposed Organizational Documents differ from GDHL’s Existing Organizational Documents?

A:
The Existing Organizational Documents under the Cayman Islands Companies Act (As Revised) differ materially from the Proposed Organizational Documents of GDH Delaware and, after the Reorganization Merger, Pubco, under the DGCL. For a further discussion, see the section entitled “The Proposed Transactions—The Reorganization—The Domestication Charter and Bylaws Amendment.”

Each share of Class A common stock and Class B common stock of GDH Delaware (prior to the Reorganization Merger) and Pubco (following the Reorganization Merger) will entitle its holder to one vote per share on all matters submitted to a vote of our stockholders. Shares of Class B common stock of GDH Delaware (prior to the Reorganization Merger) and Pubco (following the Reorganization Merger) will not be entitled to economic interests.
Among other differences between the Existing Organizational Documents and the Proposed Organizational Documents, in order to comply with applicable money transmitter laws in the United States, the Proposed Organizational Documents provide that GDH Delaware’s (or, following the Reorganization Merger, Pubco’s) board may take certain actions including (i) preventing the transfer of capital stock, (ii) redeeming capital stock at par or (iii) restricting the exercise of rights with respect to capital stock, in certain circumstances in which a stockholder would potentially hold more than 9.9% of the total issued and outstanding shares of GDH Delaware (or, following the Reorganization Merger, Pubco) on a fully diluted basis. See the section entitled “Description of Pubco Capital Stock—Certain certificate of incorporation, bylaws and statutory provisions—Anti-takeover effects of the Proposed Organizational Documents and certain provisions of Delaware law—Transfer Restrictions; Pubco’s Regulatory Redemption Right” in this prospectus.

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Q:
What are the U.S. federal income tax consequences of the Reorganization and the Reorganization Merger to GDHL shareholders and holders of GDHL warrants?

A:
The Domestication may trigger U.S. federal income tax for U.S. Holders (as defined in “Certain U.S. Federal Income Tax Considerations—Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders and Holders of GDHL Warrants”) of GDHL ordinary shares. In general, subject to the potential application of the PFIC rules (as described in “Certain U.S. Federal Income Tax Considerations—Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders and Holders of GDHL Warrants—U.S. Tax Consequences of the Domestication—PFIC Considerations with Respect to the Domestication”), U.S. Holders who own GDHL ordinary shares with a fair market value of at least $50,000 at the time of the Domestication, but who are not 10% shareholders (as defined in “Certain U.S. Federal Income Tax Considerations—Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders and Holders of GDHL Warrants—U.S. Tax Consequences of the Domestication”) will recognize gain (but not loss) with respect to the deemed receipt of shares of GDH Delaware common stock in the Domestication (unless they elect to include in income, as a dividend, the “all earnings and profits amount,” if any, as described in “Certain U.S. Federal Income Tax Considerations—Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders and Holders of GDHL Warrants—U.S. Tax Consequences of the Domestication”). Subject to the potential application of the PFIC rules, U.S. Holders who are 10% shareholders on the date of the Domestication will generally be required to include in income, as a dividend, the “all earnings and profits amount,” if any. Although the determination of earnings and profits for U.S. federal income tax purposes is complex and depends on a number of factors, GDHL has determined that it did not have any earnings and profits in any taxable year since its formation through its taxable year ended December 31, 2020, and does not expect to have any earnings and profits for its taxable year ended December 31, 2021 and its taxable year ending as of the date of the Domestication. Subject to the potential application of the PFIC rules, U.S. Holders who own GDHL ordinary shares with a fair market value of less than $50,000 and who are not 10% shareholders should not be required to recognize any gain or loss in connection with the Domestication, and generally should not be required to include any part of the “all earnings and profits amount,” if any, in income. Subject to the rules described above and the potential application of the PFIC rules, a U.S. Holder of GDHL warrants should not recognize gain or loss with respect to the exchange of GDHL warrants for GDH Delaware warrants in the Domestication.

In addition to the foregoing, the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code. See “Certain U.S. Federal Income Tax Considerations—Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders and Holders of GDHL Warrants” below for more information regarding certain U.S. federal income tax considerations relevant to U.S. Holders with respect to the Domestication, including the potential application of the PFIC rules.
GDHL has received an opinion of counsel to the effect that, under the U.S.federal income tax laws in effect as of the date of such opinion, (i) the Reorganization Merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) the exchange by a U.S. Holder of GDH Delaware Class A common stock (received in the Domestication) for Pubco Class A common stock pursuant to the Reorganization Merger, taken together with the Second Merger, should qualify as an exchange governed by Section 351(a) of the Code. However, the obligations of the parties to consummate the Reorganization Merger and the Second Merger are not conditioned upon the receipt, as of the closing of such transactions, by either GDHL or BitGo of a tax opinion from its counsel or any other counsel on the qualification of the Reorganization Merger as a “reorganization” or of such exchange as an exchange governed by Section 351(a) of the Code. An opinion of counsel represents counsel’s legal judgment but is not binding on the IRS or any court, and relies on the present and continuing accuracy of certain assumptions, representations, warranties and covenants of the parties, including representations as to certain facts that cannot be known until the closing of the Second Merger. If any of these assumptions, representations,

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warranties or covenants is or becomes incorrect, incomplete or inaccurate, or is violated, or if the IRS were to successfully challenge the status of the Reorganization Merger as a “reorganization” within the meaning of Section 368(a) of the Code or as an exchange governed by Section 351(a) of the Code, the tax consequences of the Reorganization Merger could differ from those set forth below in the section entitled “Certain U.S. Federal Income Tax Considerations,” and U.S. Holders of GDH Class A common stock or GDH Delaware warrants could be subject to U.S. federal income tax upon the receipt of Pubco Class A common stock or Pubco warrants, as applicable, in the Reorganization Merger. For a more detailed discussion of the consequences of the Reorganization Merger to U.S. Holders, see the section entitled “Certain U.S. Federal Income Tax Considerations—Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders and Holders of GDHL Warrants—U.S. Tax Consequences of the Reorganization Merger.”
U.S. Holders are strongly urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the Domestication and the Reorganization Merger to them in their particular circumstances, including whether they would be considered 10% shareholders, whether to make the “all earnings and profits” election where applicable, the appropriate filing requirements with respect to this election and the potential application of the PFIC rules to the Domestication.
Non-U.S. Holders (as defined in “Certain U.S. Federal Income Tax Considerations—Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders and Holders of GDHL Warrants”) generally should not be subject to U.S. federal income tax in respect of the Domestication and Reorganization Merger, unless they have certain connections to the United States. However, depending on their particular circumstances (including their jurisdiction of fiscal residence), Non-U.S. Holders may be subject to non-U.S. taxes in respect of the Proposed Transactions.
The summary provided above is qualified in its entirety by the section “Certain U.S. Federal Income Tax Considerations—Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders and Holders of GDHL Warrants” below, which sets forth the material U.S. federal income tax considerations generally relevant to GDHL shareholders and holders of GDHL warrants participating in the Domestication and the Reorganization Merger. GDHL shareholders and holders of GDHL warrants are urged to consult with their own tax advisors to determine the particular tax consequences to them of the Domestication and the Reorganization Merger, as well as the tax consequences of the ownership and disposition of Pubco Class A common stock or Pubco warrants received pursuant to these transactions.
Q:
Why does Galaxy intend to complete the Reorganization and the Reorganization Merger?

A:
The Reorganization is intended to normalize GDHL's corporate and capital structure and align all stakeholders’ interests at the Pubco level. GDHL’s board of directors and the Special Committee believe that the Reorganization and the Reorganization Merger will result in enhanced shareholder value. For a detailed description of GDHL’s background to and reasons for the Reorganization, see the section entitled “The Proposed Transactions—the Reorganization—GDHL’s Background to and Reasons for the Reorganization” in this prospectus.

Q:
Do GDHL shareholders have appraisal or dissenters’ rights if they object to the Reorganization or the Reorganization Merger?

A:
No. There are no appraisal or dissenter rights available to holders of GDHL ordinary shares in connection with the Reorganization or the Reorganization Merger under Cayman Islands law or the DGCL.

Q:   What interests do GDHL’s current officers and directors have in the Proposals?
A:
In considering the recommendation of GDHL’s board of directors to vote in favor of the Proposals, GDHL shareholders should be aware that, aside from their interests as GDHL shareholders, certain of our directors and officers have interests in the Proposals that are different

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from, or in addition to, those of other GDHL shareholders generally. GDHL’s directors were aware of and considered these interests, among other matters, in evaluating the Proposals and in recommending to GDHL shareholders that they approve the Proposals. GDHL shareholders should take these interests into account in deciding whether to approve the Proposals. For a further discussion of these interests, see the section entitled “Interests of GDHL’s Current Officers and Directors in the Proposed Transactions.”
Q:
Did GDHL’s board of directors obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Reorganization?

A:
No. GDHL’s board of directors did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Reorganization. However, the GDHL board of directors did establish a special committee of independent directors (the “Special Committee”) to consider the Reorganization and the Special Commitee retained independent counsel and an independent financial advisor. The members of the Special Committee and GDHL’s officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and expertise of GDHL’s advisors and the advisors of the Special Commitee, enabled them to make the necessary analyses and determinations regarding the Reorganization.

Additional Questions & Answers About the BitGo Acquisition and the Second Merger
Q:   What will happen in the Second Merger?
A:
In the Second Merger, subject to the terms and conditions of the Merger Agreement, Pubco and GDH LP will acquire BitGo as a result of the merger of Merger Sub 2 with and into BitGo, with BitGo continuing as the surviving corporation and an indirect wholly-owned subsidiary of GDH LP and a consolidated subsidiary of Pubco, which is referred to as the “BitGo Acquisition.” In the BitGo Acquisition, pursuant to the Merger Agreement, BitGo stockholders will receive cash and shares of Class A common stock of Pubco in exchange for their shares of stock of BitGo.

Q:
What will holders of BitGo stock receive in the Second Merger?

A:
The aggregate consideration to BitGo stockholders will consist of 33.8 million shares of Class A common stock of Pubco and $265 million in cash, subject to certain adjustments and deferred purchase price considerations, implying an aggregate transaction value of approximately $1.2 billion based on GDHL’s closing share price of $[•] per share on May 4, 2021, the day prior to the date of the Merger Agreement (after converting such share price into U.S. dollars at an exchange rate of [•] CAD to USD as of [•], 2021), and $[•] based on GDHL’s closing share price of $[•] on [•] (after converting such share price into U.S. dollars at an exchange rate of [•] CAD to USD as of [•], 2022). Additionally, the number of shares of its Class A common stock that Pubco will issue to BitGo stockholders as consideration in the Second Merger may be adjusted upward to account for proceeds to BitGo from certain digital assets that are to be liquidated prior to the closing of the Second Merger in accordance with the Merger Agreement.

Subject to the applicable provisions of the Merger Agreement, at the effective time of the Second Merger, by virtue of the Second Merger and without any action on the part of the parties or holders of any securities of BitGo or any other person, each share of BitGo capital stock issued and outstanding immediately prior to the effective time (other than certain disregarded shares and dissenting shares) will automatically be cancelled and converted into the right to receive as merger consideration:
•
either (a) solely for BitGo stockholders that have made an election to only receive stock consideration, a number of shares of Pubco Class A common stock equal to the closing per share consideration value divided by the Galaxy share value price (as defined under “The Merger Agreement—Consideration in the Second Merger; Effect of the Second Merger on Capital Stock”), (b) solely for BitGo stockholders that have made an election to only receive cash consideration, an amount equal to the closing per share consideration value (as defined under “The Merger Agreement—Consideration in the Second Merger; Effect of

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the Second Merger on Capital Stock”) or (c) for BitGo stockholders that have not made an election to receive only stock consideration or only cash consideration, shares of Pubco Class A common stock as to 50% of such stockholder’s BitGo capital stock and cash as to the other 50% of such stockholder’s capital stock, in each case, subject to potential pro ration as described in the section entitled “The Merger Agreement—Consideration in the Second Merger; Effect of the Second Merger on Capital Stock”; and
•
certain post-closing adjustment considerations and deferred purchase price considerations in connection with indemnity obligations, BitGo equityholders’ representative expenses, and capital required to be held in connection with BitGo and its subsidiaries’ business activities for purposes of complying with capital adequacy or other regulatory requirements under the applicable law.

Because GDHL’s and, after the effectiveness of the Reorganization Merger, Pubco’s, share price will fluctuate between now and the closing of the Second Merger, and because the consideration to be received by BitGo stockholders will not be adjusted to reflect changes in GDHL’s and, after the effectiveness of the Reorganization Merger, Pubco’s, share price, BitGo stockholders cannot be sure of the value of the shares of Pubco Class A common stock they will receive in the transaction and the value of the shares of Pubco Class A common stock received by BitGo stockholders in the transaction may differ from the implied value based on, May 4, 2021, the share price on the day prior to the date of the Merger Agreement or on the date this prospectus is first distributed to BitGo stockholders.
Q:   What will holders of BitGo stock options receive in the Second Merger?
A:
Each BitGo stock option with an exercise price for shares of BitGo common stock that is less than the closing per share consideration value (“in-the-money stock option”), whether vested or unvested, will be assumed by Pubco and converted into an option to purchase a number of shares of Pubco Class A common stock equal to the product (rounded down to the nearest whole number) of (a) the number of shares of BitGo common stock subject to such in-the-money stock option multiplied by (b) the exchanged option ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient of (i) the per share exercise price for shares of BitGo common stock subject to the former BitGo in-the-money stock option divided by (ii) the exchanged option ratio, and each such converted option will otherwise be governed by the same terms and conditions applicable to the former BitGo in the-money stock option immediately prior to the effective time of the Second Merger (the “Second Merger Effective Time”).

Each holder of in-the-money stock option will also be entitled to receive in cash a pro rata portion of certain post-closing adjustment consideration and deferred purchase price consideration in connection with indemnity obligations, BitGo equityholders’ representative expenses, and capital required to be held in connection with BitGo and its subsidiaries’ business activities for purposes of complying with capital adequacy or other regulatory requirements under the applicable law, if any, in each case as if such holder held the shares of BitGo common stock subject to such in-the-money stock option as of immediately prior to the Second Merger Effective Time, but, to the extent that the holder of such in-the-money stock option is entitled to such cash consideration, it will only become payable with respect to the vested portion of the applicable in-the-money stock option, and any such cash consideration otherwise payable in respect of the portion of such in-the-money stock option that does not vest will instead be redistributed to all other holders of BitGo capital stock and in-the-money stock options on a pro rata basis, based on the relative number of shares of BitGo common stock held by each such holder as of immediately prior to the Second Merger Effective Time.
Each BitGo stock option that is not an in-the-money stock option, whether vested or unvested, will be cancelled and no consideration shall be delivered or receivable with respect thereto.

Confidential Treatment Requested by Galaxy Digital Inc.
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Q:
Are there any important risks related to the BitGo Acquisition or GDHL’s or BitGo’s businesses of which BitGo stockholders should be aware?

A:
Yes, there are important risks related to the BitGo Acquisition and the other transactions discussed in this prospectus and GDHL’s, BitGo’s and Pubco’s businesses. You are urged to carefully read in its entirety the section entitled “Risk Factors.”

Q:
What will happen to BitGo stockholders’ shares of BitGo stock in the BitGo Acquisition?

A:
At the effective time of the Second Merger, shares of BitGo stock will no longer represent an ownership interest in BitGo, as each share of BitGo stock issued and outstanding immediately prior to such effective time (other than any cancelled shares or dissenting shares) will be cancelled and automatically converted into the right to receive the applicable portion of the aggregate merger consideration payable in respect thereof.

Q:
Do BitGo stockholders have appraisal or dissenters’ rights if they object to the Second Merger?

A:
Pursuant to Section 262 of the DGCL and Chapter 13 of the CCC (if deemed applicable to the transaction by virtue of Section 2115 of the CCC), holders of BitGo stock who do not execute the Written Consent approving and adopting the Merger Agreement and who otherwise strictly comply with the procedures set forth in Section 262 of the DGCL and Chapter 13 of the CCC, as applicable, have the right to seek appraisal of the fair value of their shares of BitGo stock, as determined by the Delaware Court of Chancery or applicable California superior court, respectively, if the Second Merger is completed. The “fair value” of shares of BitGo stock as determined by the Delaware Court of Chancery or applicable California superior court could be more or less than, or the same as, the value of the consideration that a BitGo stockholder would otherwise be entitled to receive under the terms of the Merger Agreement.

To exercise appraisal or dissenters’ rights, BitGo stockholders must strictly comply with the procedures prescribed by Delaware and/or California law, as applicable. These procedures are summarized in the section entitled “Appraisal and Dissenters’ Rights of BitGo Stockholders.” Failure to strictly comply with these provisions will result in a loss of the right of appraisal or dissent.
Q:   What are the conditions to the completion of the BitGo Acquisition?
A:
The completion of the BitGo Acquisition is subject to the satisfaction or waiver (to the extent permitted by applicable law) by Galaxy, BitGo and/or both parties, as further described in the section entitled “The Merger Agreement—Conditions to Completion of the Transaction”, of a number of conditions as set forth in the Merger Agreement, including, among others:

•
certain regulatory approvals, including the expiration or termination of any waiting period applicable to the transactions under the HSR Act (which waiting period under the HSR Act expired on June 18, 2021) and including approvals from the South Dakota Division of Banking, the Nationwide Mortgage Licensing System and Registry and the Connecticut Department of Banking, the New York State Department of Financial Services and FINRA;

•
no law having been enacted, or order or injunction having been issued or granted, by any governmental authority of competent jurisdiction or binding arbiter, in each case which has the effect of prohibiting, enjoining, restraining or otherwise making illegal the consummation of the transactions or impose a burdensome condition that GDHL (in its sole good faith discretion) declines to accept;

•
the approval of TSX;

•
the receipt of the BitGo stockholder approval of the BitGo Acquisition;

•
the receipt of the GDHL shareholder approval of the Reorganization;

•
the effectiveness of the registration statement of which this prospectus forms a part;

•
the consummation of the Domestication;

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
•
certain of BitGo’s key employees (i) continuing to be active, full-time employees of BitGo, (ii) continuing to be ready, willing and able to continue their employment with BitGo immediately following the closing of the BitGo Acquisition on the terms set forth in their then-existing employment agreements (if any) and employment and retention agreements entered into by them in connection with the transactions, if applicable, and (iii) to the knowledge of the BitGo, not having indicated an intent to terminate or materially alter their employment with BitGo following the closing of the BitGo Acquisition; and

•
the sufficiency and compliance of BitGo and its subsidiaries with applicable capital adequacy requirements under applicable law.

As a result, the completion of the BitGo Acquisition may be subject to substantial delay. Each of the conditions may be waived by Galaxy, BitGo or other party or parties entitled to the benefit of such conditions.
The Merger Agreement may be terminated and the BitGo Acquisition and the other transactions contemplated thereby may be abandoned at any time prior to the closing if the approval of GDHL’s shareholders in respect of any Proposal (other than the Adjournment Proposal) is not obtained at the Meeting or at an adjournment thereof.
Q:   What happens if the BitGo Acquisition is not completed?
A:
If the transaction is not completed for any reason, BitGo stockholders will not receive any merger consideration for their shares of BitGo capital stock, and BitGo will remain an independent company.

Failure to complete the BitGo Acquisition could negatively impact BitGo, Galaxy and their respective businesses, prospects, financial condition and results of operations. The price of GDHL ordinary shares (or, following the Reorganization Merger, Pubco Class A common stock) may decline to the extent that its current market price reflects a market assumption that the BitGo Acquisition will be completed. In addition, some costs related to the transaction must be paid by the parties even if the transaction is not completed. Furthermore, the parties may experience negative reactions from their respective stockholders, customers and/or other persons with whom they have a business relationship, which could have an adverse effect on their respective businesses, financial condition and results of operations.
Q:   When is the closing of the BitGo Acquisition expected to occur?
A:
The closing of the BitGo Acquisition is expected to occur upon the satisfaction (or, if permitted, waiver) of all of the conditions set forth in the Merger Agreement and described in this prospectus. None of the parties to the Merger Agreement can predict, however, the actual date on which the BitGo Acquisition will be completed, or whether it will be completed, because the closing of the BitGo Acquisition is subject to certain factors outside the control of each of the parties to the Merger Agreement.

Q:
What are BitGo stockholders being asked to approve by executing the Written Consent?

A:
BitGo stockholders are being asked to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the BitGo Acquisition, by executing the Written Consent.

Q:
Who is entitled to execute the Written Consent?

A:
The BitGo board of directors has set [•] as the record date (the “BitGo Record Date”) for determining the BitGo stockholders entitled to execute and deliver the Written Consent. If you are a BitGo stockholder on the BitGo Record Date, you are urged to complete, date and sign the enclosed Written Consent and promptly return it to BitGo when your signature to the Written Consent will be solicited byBitGo.

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Q:
What vote of BitGo stockholders is required to approve the BitGo Acquisition?

A:
The adoption of the Merger Agreement and the transactions contemplated thereby by BitGo stockholders requires the affirmative vote or consent of (i) the holders of at least a majority of the issued and outstanding shares of BitGo common and preferred stock (voting on an as-converted-to-BitGo Class A common stock basis with respect to any shares of BitGo preferred stock) entitled to vote thereon, (ii) the holders of at least a majority of the outstanding shares of BitGo common stock (voting on an as-converted-to-BitGo Class A common stock basis with respect to any shares of BitGo Class F common stock) entitled to vote thereon and (iii) the holders of at least a majority of the outstanding shares of BitGo preferred stock (voting on an as-converted-to-BitGo Class A common stock basis with respect to any shares of BitGo preferred stock) entitled to vote thereon (such vote or consent, the “BitGo stockholder Approval”).

Subsequently to the execution of the Merger Agreement, certain stockholders of BitGo, each of whom is an executive officer, directors, affiliate, founder, family member or holder of 5% or more of BitGo’s voting equity securities and who collectively hold approximately [•]% of BitGo’s outstanding shares as of the BitGo Record Date, entered into a support agreement (the “Support Agreement”) pursuant to which they agreed to, as promptly as reasonably practicable (and in any event within two business days) after the registration statement of which this prospectus forms a part is declared effective by the Securities and Exchange Commission (the “SEC”), to execute and deliver a counterpart to the Written Consent. The execution and delivery of the Written Consent by all parties to the Support Agreement will constitute the BitGo stockholder Approval.
Q:   How can BitGo stockholders return the Written Consent?
A:
If you hold shares of BitGo stock as of the BitGo Record Date and you wish to submit your signature to the Written Consent, you must fill out the enclosed Written Consent, date and sign it, and promptly return it to BitGo. Once you have completed, dated and signed the Written Consent, deliver it to BitGo by emailing a .pdf copy of your written consent to [•] or by mailing your written consent to 2443 Ash Street, Palo Alto, CA 94306. BitGo stockholders should not send stock certificates with the signed Written Consent.

Q:   What is the deadline for signing and returning the Written Consent?
A:
BitGo has set [•] as the targeted final date for receipt of signatures to the Written Consent (such date, as it may be extended in accordance with the next sentence, the “Consent Deadline”). BitGo reserves the right to extend the Consent Deadline beyond [•] and any such extension may be made without notice to BitGo stockholders.

Q:   What happens if a BitGo stockholder does not return a signature to the Written Consent?
A:
If you hold shares of BitGo stock as of the BitGo Record Date and you do not return a signature to the Written Consent, that will have the same effect as a vote against the approval and adoption of the Merger Agreement and the transactions contemplated thereby. However, under the Support Agreement, certain stockholders of BitGo have agreed to, as promptly as reasonably practicable (and in any event within two business days) after the registration statement of which this prospectus forms a part is declared effective by the SEC, to execute and deliver the Written Consent and the execution and delivery of the Written Consent by all parties to the Support Agreement will constitute the BitGo stockholder Approval. Therefore, a failure of any other BitGo stockholder to sign and deliver the Written Consent is not expected to have any effect on the approval of the Merger Agreement and the transactions contemplated thereby.

Q:
Will there be a BitGo stockholder meeting in connection with the BitGo Acquisition?

A:
BitGo will not call or convene any meeting of its shareholders in connection with the BitGo Acquisition.

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Q:   Did BitGo’s board of directors approve the BitGo Acquisition?
A:
Yes. After careful consideration, BitGo’s board of directors has considered the Second Merger and the other transactions contemplated by the Merger Agreement and has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of BitGo and BitGo’s stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, (iii) directed that the approval of the Merger Agreement and the transactions contemplated thereby be submitted for approval and adoption by BitGo’s stockholders and (iv) recommended the approval and adoption of the Merger Agreement and the transactions contemplated thereby by BitGo’s stockholders.

Q:
Why is the BitGo Acquisition not being submitted to a vote of GDHL shareholders?

A:
In accordance with applicable law, the BitGo Acquisition is not required to be, and will not be, at any time submitted to a vote of GDHL, GDH Delaware or Pubco shareholders.

Q:
Do any of BitGo’s directors or officers have interests in the BitGo Acquisition that may differ from or be in addition to other BitGo stockholders’ interests?

A:
Yes. BitGo stockholders should be aware that some of BitGo’s directors and officers have interests in the BitGo Acquisition that may be different from, or in addition to, the interests of BitGo stockholders generally. BitGo’s board of directors was aware of and considered these interests, among other matters, in deciding to approve the terms of the merger agreement and the transaction. For a further discussion of these interests, see the section entitled “Interests of BitGo’s Directors and Officers in the BitGo Acquisition.”

Q:
Did BitGo’s board of directors obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the BitGo Acquisition?

A:
No. BitGo’s board of directors did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the BitGo Acquisition. BitGo’s officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and expertise of BitGo’s advisors, including Qatalyst Partners, LP, which BitGo engaged as a financial advisor in connection with BitGo’s evaluation and negotiation of the BitGo Acquisition, enabled them to make the necessary analyses and determinations regarding the BitGo Acquisition. Accordingly, investors will be relying solely on the judgment of BitGo’s board of directors in valuing BitGo’s business and assuming the risk that BitGo’s board of directors may not have properly valued such business.

Q:
What are the U.S. federal income tax consequences of the Second Merger to BitGo stockholders?

A:
The portion of the cash consideration to a BitGo stockholder in the Second Merger that is attributable to (A) any indebtedness incurred by Merger Sub 2 for the purpose of funding all or a portion of the cash consideration pursuant to the Merger Agreement and (B) any cash of BitGo or any of its subsidiaries that is transferred to the exchange agent pursuant to the Merger Agreement, is intended to be treated as a distribution in partial redemption of the shares held by such BitGo Stockholder subject to the provisions of Section 302(a) and Section 302(b)(3) of the Code, though this treatment is not free from doubt. The payment of any other cash or consideration (other than Pubco Class A common stock) to any BitGo stockholder pursuant to the Second Merger should be treated as a sale by the BitGo stockholders of a portion of their BitGo stock.

In each case above, a U.S. Holder of shares of BitGo stock will generally recognize gain or loss equal to the difference between the cash or other consideration received (other than the Pubco Class A common stock) and the adjusted tax basis of the BitGo stocks treated as exchanged therefor.
BitGo has received an opinion of counsel to the effect that, under the U.S. federal income tax laws in effect as of the date of such opinion, the exchange by a U.S. Holder of BitGo stock for Pubco Class A common stock pursuant to the Second Merger, taken together with the Reorganization Merger, should qualify as an exchange governed by Section 351(a) of the Code. Notwithstanding

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the delivery of such opinion, however, if the IRS were to successfully challenge such qualification, the tax consequences would differ from those set forth under the section entitled “Certain U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Consequences of the Second Merger to BitGo Stockholders,” and holders of BitGo stock could be subject to U.S. federal income tax upon the receipt of Pubco Class A common stock in the Second Merger. For a more detailed discussion of the consequences of the Second Merger to U.S. Holders, see the section entitled “Certain U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Consequences of the Second Merger to BitGo Stockholders.”
U.S. Holders are strongly urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the Second Merger to them in their particular circumstances.
The brief U.S. tax summary provided above is qualified in its entirety by the section “Certain U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Consequences of the Second Merger to BitGo Stockholders” below, including those qualifications, assumptions and limitations in that certain opinion referenced in that section, which provides a summary of the principal U.S. federal income tax considerations generally relevant to BitGo stockholders participating in the Second Merger. BitGo stockholders are urged to consult with and rely on their own tax advisors to determine the particular tax consequences to them of the Second Merger, as well as the tax consequences of the ownership and disposition of Pubco Class A common stock received pursuant to these transactions.
Q:   What should BitGo stockholders do now?
A:
BitGo stockholders are urged to read carefully and consider the information contained in this prospectus, including the section entitled “Risk Factors,” and the annexes attached hereto. Once the registration statement of which this prospectus forms a part has been declared effective by the SEC, BitGo will solicit your signature to the Written Consent. BitGo’s board of directors unanimously recommends that all BitGo stockholders approve the BitGo Acquisition by executing and returning to BitGo the Written Consent as soon as possible and no later than the consent deadline.

Q:   Who can help answer BitGo stockholders’ questions?
A:
If you are a BitGo stockholder and have questions about the Written Consent or the BitGo Acquisition, you should contact:

BitGo Holdings, Inc.
2443 Ash Street
Palo Alto, CA 94306
Attention: Michael Belshe
Telephone: 650-391-9130
Email: mike@bitgo.com
Q:
Where can BitGo stockholders find more information about GDHL and BitGo?

A:
BitGo stockholders can find more information about GDHL and BitGo from the various sources described under “Where You Can Find More Information.”

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PROSPECTUS SUMMARY
The following summary highlights selected information appearing elsewhere in this prospectus and may not include all of the information that may be important to you and that you should consider in making a decision with respect to the proposals described herein. Additionally, the following summary is not meant to be a substitute for the information contained in the remainder of this prospectus, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this prospectus. You are urged to read carefully the remainder of this prospectus, including the attached annexes, and the financial statements and the related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Information about Galaxy Digital
Our Company
Galaxy Digital is a technology-driven financial services and investment management firm that provides institutions and direct clients with a full suite of financial solutions spanning the digital assets ecosystem.
Our mission is engineering a new economic paradigm. Today, we are primarily focused on digital assets, cryptocurrencies and blockchain technology, and how these technological innovations will drastically alter the way we store and transfer value.
We are capitalizing on market opportunities made possible by the rapid evolution of the digital assets ecosystem. We strive to maintain a diverse, multi-disciplinary team that balances extensive experience throughout the legacy financial services industry with a deep appreciation for the most important aspects of the rapidly emerging cryptocurrency and blockchain industry, namely technological innovation, purpose, and community.
Our Products and Services
We operate in the following businesses that complement each other:
•
Trading. Our trading business, Galaxy Digital Trading (“GDT”), which we currently operate primarily through Galaxy Digital LLC, its subsidiaries, and certain other affiliates, provides spot, derivative and financing liquidity to institutional clients, counterparties and venues that transact in cryptocurrencies and other digital assets. GDT provides access to over 100 globally traded cryptocurrencies to over 690 unique clients and counterparties across a full suite of service offerings, including: over-the-counter (“OTC”) spot liquidity provision, on-exchange liquidity provision, OTC options trading, and bespoke lending and structured product offerings. GDT also engages in proprietary quantitative, arbitrage and macro trading strategies. GDT does not currently hold or custody assets for the benefit of or on behalf of any third party.

•
Asset Management. Our asset management business, Galaxy Digital Asset Management (“GDAM”), which we currently operate primarily through Galaxy Digital Capital Management LP, manages capital on behalf of third parties in exchange for management fees and performance-based compensation. GDAM creates products that provide clients with seamless access to digital assets investments through both passive and active fund strategies, solving custodial, technical and regulatory obstacles. GDAM’s differentiating factors are its long-tenured professionals with institutional experience managing third party capital across a variety of traditional asset classes an acute focus on risk management and compliance, strong relationships with key counterparties and a deep connectivity throughout the blockchain and cryptocurrency ecosystem. We have a track record of bringing differentiated products to market in a timely manner to address the evolving needs within the ecosystem. GDAM leverages partnerships with prominent asset management industry players including CI, CAIS, Bloomberg, Morgan Stanley, and Invesco to accelerate product development, speed-to-market, distribution, and reach a global scale.

•
Investment Banking. Our investment banking business, Galaxy Digital Investment Banking (“GDIB”), which we operate through Galaxy Digital Partners LLC, is a leader in financial and strategic

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advisory services for the digital asset, cryptocurrency and blockchain technology sector. GDIB serves public and private clients globally with a full spectrum of financial advisory services, including general corporate, strategic, M&A, divestitures, and restructuring advisory services, as well as equity, debt and project finance capital markets services. GDIB’s value proposition is to provide traditional investment banking services such as capital raising and advisory for M&A and debt financing, as well as adding specialist knowledge about the inner workings of the cryptocurrency and blockchain technology sector. GDIB maintains and continues to build on its systematic coverage of the highest quality businesses operating across the blockchain ecosystem, with the ultimate goal of forming long-lasting and trusted relationships.
•
Mining. Our mining business, Galaxy Digital Mining (“GDM”), which we operate through Galaxy Digital Mining LLC, in partnership with third-party data center providers, hosts our proprietary bitcoin mining equipment with the intended goal of helping to secure the Bitcoin network while generating low cost basis bitcoin through block rewards and network transaction fees. GDM's business is expected to reach just under 2,000 petahash through monthly deliveries of mining capacity through the end of 2022, which is more than 1% of the current total Bitcoin network hash rate. Additionally, GDM, utilizing its deep experience in the sector, seeks to “sell the firm” by partnering with other Galaxy businesses to deliver financial services to miners, including liquidity, hedging, asset leasing and financing, and advisory services.

•
Principal Investments. Our principal investments business, Galaxy Digital Principal Investments (“GDPI”), which we currently operate primarily through Galaxy Digital Ventures LLC and certain other affiliates, manages a diverse portfolio of largely private investments across the digital assets industry. Our venture portfolio invests in traditionally structured companies as well as in those building digital asset networks powered and capitalized by tokens. GDPI’s investment objective is to identify, invest in, and support category-defining companies and networks that we anticipate will grow the cryptoeconomy and shape the adoption of the ecosystem. We believe that a core piece of Galaxy’s edge in the ecosystem is the information and connectivity generated by our Principal Investment activity. Our areas of investment focus routinely evolve alongside developments in the digital assets space. A key differentiator for GDPI is our ability to leverage Galaxy’s broader operating businesses to identify opportunities and current pain points in the digital assets space. We believe the most successful companies and networks of the future will be those that offer solutions to today’s challenges. We take a similar approach in our relationships with our portfolio companies by engaging with them on a regular basis to maintain an in-depth knowledge of the digital assets ecosystem, and to continue to identify and target valuable solutions. Additionally, we make strategic investments in the equity and debt of companies operating in similar or adjacent businesses to Galaxy with an eye towards future commercial relationships and/or strategic alignment of interests. Finally, we allocate our balance sheet to warehouse investments and provide seed capital for future asset management strategies, which we believe puts us at an advantage relative to many of our competitors.

In addition to the above business lines, Galaxy is also focused on growing its custody and money services operations. For example, Galaxy Digital Prime Services (“GDPS”) is a FinCEN registered money services businesses with multiple state money transmission licenses, which Galaxy anticipates fully launching in 2022. Galaxy holds its customers’ cash balances in omnibus client custodial accounts with one or more banks that are members of the FDIC. To the extent that client cash balances are subject to lending arrangements with Galaxy, the cash for the loaned balances is then moved into Galaxy’s accounts with one or more banks that are members of the FDIC. GDPS holds digital assets either in omnibus accounts for the benefit of its clients at one or more digital asset custodians, or in custodial wallets at one or more digital asset exchanges or platforms. Furthermore, BitGo Trust Company, Inc. and BitGo New York Trust Company LLC custody digital assets for institutional and high net worth customers in secure cold storage facilities. All such digital assets are custodied in segregated customer accounts. BitGo Trust Company, Inc. and BitGo New York Trust Company LLC custody fiat currency in an omnibus account, utilizing an FDIC insured sub custodian, Silvergate Bank. The total amount of crypto assets under custody as of December 31, 2020 was $15.3 billion and was $35.5 billion as of September 30, 2021. Such entities would become wholly-owned subsidiaries of Galaxy, if the BitGo Acquisition is consummated.

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The Cryptoeconomy
Use Cases for Digital Assets, Cryptocurrencies and Blockchain Technology Already Span Multiple Sectors within the Global Economy
Bitcoin and other cryptocurrencies were the first widely used applications of blockchain technology. Though we believe that the use of digital assets, including Bitcoin, for payments and stores of value (often referred to as “digital gold”) alone represents a large opportunity for the adoption of blockchain technologies, the use cases of blockchain technology have widened far beyond the currency infrastructure.
Blockchain technology allows a network of computers to agree at regular intervals on a set of facts, namely the state of a distributed ledger. Such ledgers can contain different types of shared data, such as transaction records, data records (for example, medical records), attributes of transactions, credentials, and other pieces of information. The ledger is often secured through a mix of concepts from cryptography and game theory and, if properly implemented, does not require centralized trusted entities to maintain it. This decentralization ensures that innovations on blockchain networks are not constrained by geographic and geopolitical constraints.
Features and Applications of Digital Assets, Cryptocurrency, and Blockchain Technology
•
Decentralized, Distributed Networks: On a blockchain, changes to the database (i.e., transactions) are recorded chronologically, forming an immutable chain. Transactions can be more or less private or anonymous depending on how the technology is implemented. The ledger is distributed across many participants in the network—it doesn’t exist in one place. Instead, copies exist with and are simultaneously updated by every fully participating node in the ecosystem, making it difficult or impossible to alter the transaction history.

•
Secure and Efficient Means of Recording and Propagating Wide-Ranging Sets of Data: A block could contain transactions and data of many types—currency, intellectual property, identity, or property titles, just to name a few. The types of databases that could be implemented on the blockchain are broad and include, among others, databases similar to a bank ledger that record statements of accounts or transactions, or any other digital record of asset ownership, an identity system, land registry or even the rights and obligations defined in a contract. Blockchain-focused applications in usage and under development include asset title transfer, secure timestamping, counterfeit and fraud detection systems, secure document and contract signing, distributed cloud storage and identity management.

•
Distributed Nature Reduces Costs and Enables New Business Models: Blockchain technology can reduce the cost of verifying transaction data. The advantage of blockchains is the ability to launch and operate a marketplace without the need for an intermediary. A blockchain allows a decentralized network of economic participants to achieve consensus about the true state of shared data. Together these features enable the development of exchanges, marketplaces and digital platforms that can allow for new types of business models without intermediaries that operate globally.

•
Reduced Need for Centralized and Traditionally Limited Access Points to Capital: The resulting marketplaces are characterized by increased competition, lower barriers to entry, faster innovation, higher transparency, and reduced censorship risk. Participants within the ecosystem can invest to support and operate shared infrastructure without assigning market power to a platform operator. Blockchain also challenges the existing revenue models and accumulated knowledge and resources of incumbents, while opening opportunities for startup fundraising, the provision of public goods and software protocols, data ownership and licensing, auctions, and reputation systems. These resulting marketplaces for tokens, cryptocurrencies and even artwork continue to grow in popularity.

•
Removal of Geographic and Geopolitical Constraints: As decentralized global networks are built to be trustless and secure against the actions of any one participant, they benefit from being agnostic to operating in any one region or nation, as a centralized organization would. One benefit of this structural feature is that the impact any one external actor can have in imposing its views, political or otherwise, on a network is reduced significantly. Another benefit is that network participants do

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not need to implicitly attribute value to any ideology or sovereignty in order to interact with, hold, or transact in digital assets and cryptocurrencies. We believe this is the first true technology for the people.
Expansion of Cryptocurrency Universe
After the launch of Bitcoin in 2009, and as Bitcoin increased in popularity, the idea of decentralized and encrypted currencies spread, and the first alternative cryptocurrencies began to appear. These “altcoins” (meaning, “alternative to Bitcoin”) generally tried or claimed to improve on the original Bitcoin design by offering greater speed, anonymity, or some other advantage. Among the first to emerge were Namecoin and Litecoin. Later, cryptocurrency usage began to expand beyond just the peer-to-peer currency transfer abilities to add other functionalities, such as supporting the decentralized and autonomous operation of software.
The second largest public blockchain protocol, Ethereum, debuted in 2015 and became the first large scale network for decentralized computing and smart contract functionality. The Ethereum network supports the creation of persistent, autonomous software which gives developers the ability to build open, decentralized applications accessible to the public. This generalized, distributed computing capability has enabled the rise of phenomena like tokenization and decentralized finance (“DeFi”).
Tokenization
The next evolution for the cryptoeconomy was the rise of tokenization, the process of digitally representing real-world value or information and enabling digitally enforceable agreements and automated functions. We see the world of tokenization as split into fungible and non-fungible assets. When we say two or more items are fungible, we generally mean that they are interchangeable, so that a seller can deliver either item to a purchaser, and the purchaser is obligated to accept either in satisfaction of a contractual sale and purchase obligation. As an example, money is fungible whereas artwork is not. Native digital assets, like Bitcoin and Ether, are fungible but do not represent the use of “tokenization,” as their value is not derived from representing another asset.
While many uses for tokenization exist (including equity shares, coupons, monies), the clearest functioning use of non-native fungible tokens today is the stablecoin, a digital asset pegged to a unit of another currency. Stablecoins allow fiat currencies to transact on a blockchain, combining the features of a digital asset with the stability of an underlying fiat currency. The current value of the stablecoin market stands at more than $120 billion as of September 30, 2021, as shown in the figure below, up four fold since January 2021.

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Stablecoin Total Supply, USD

Source: Galaxy Digital Research

$125bn
$100bn
$75bn
$50bn
$25bn
0
2016
2017
2018
2019
2020
2021

Data: Coin Metrics

Data current through September 30, 2021

Assets that are non-fungible are those that are not perfectly interchangeable – simply put, they are unique – such as artwork, real estate, identity, or bespoke contracts. Non-fungible tokens (“NFTs”) are thus digital tokens that represent unique items. While many use cases for NFTs exist, digital collectibles have gone mainstream as the most common exhibition of the technology, introducing both artists and collectors to the concept of digital scarcity.
We continue to see demand for collectible NFTs, and are also seeing the emergence of specialized artistic ventures expressed as NFTs. Examples of projects with significant traction include curated Photography NFTs with strong communities, like the Twin Flame project from photographer Justin Aversano and generative projects from reputable digital artists and developers like Chromie Squiggle, from the founder of Art Blocks, a platform focused on the curation of programmable generative art works.
In March 2021, GDH LP, Fanatics Holdings Inc. (“Fanatics”) and other investors founded Candy Digital, Inc., now Candy Digital, LLC (“Candy Digital”), a digital collectible NFT company majority-owned by Fanatics that is building an ecosystem where fans and collectors will be able to purchase, trade and share officially licensed collectible NFTs. See “Information About Galaxy Digital—Our Products and Services—Principal Investments.”

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In the figure below are illustrative examples of NFTs owned by Galaxy Digital and its related parties, including Chromie Squiggle #2381 sold for 26 ETH on November 4, 2021, Twin Flames #87 and matching Cyanotype sold for 282.4 ETH on September 1, 2021, and collectible NFT CryptoPunk #8466 which sold for 98.5 ETH on October 30, 2021. Other notable CryptoPunk owners include American rapper, songwriter and producer Jay-Z and payments processor Visa.

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Although difficult to approximate the total market size of NFTs today, conservative market estimates by Art Basel and UBS have shown more than $5 billion of sales, which is 10% of the size of the global art market in 2020. September 2021 saw more than $3 billion in NFT sales alone, as shown in the figure below.

NFT Transactions & Trading Volume on Ethereum
Source: Galaxy Digital Research
$4bn
$3bn
$2bn
$1bn
0
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Oct-20
Nov-20
Dec-20
Jan-21
Feb-21
Mar-21
Apr-21
May-21
Jun-21
Jul-21
Aug-21
Sep-21
Data: Dune Analytics
Traded Volume (USD)
TX Count (RHS)
Data current through September 30, 2021
0
Aug-20
Sep-20
Oct-20
Nov-20
Dec-20
Jan-21
Feb-21
Mar-21
Apr-21
May-21
Jun-21
Jul-21
Aug-21
Sep-21

Emergence of Decentralized Finance
With the development of blockchain networks that can distribute infrastructure roles, costs and reliable recordkeeping of most forms of data, a significant use case for digital assets has emerged in the form of DeFi. DeFi refers to a variety of blockchain-based applications or protocols that provide for peer-to-peer financial services using smart contracts and other technology reducing the need for the traditional intermediaries, such as banks, brokers or marketplace operators. In many cases, DeFi protocols remove intermediaries and hand control of their upgrades and features to users themselves through a governance process in which token holders vote on important issues. Common DeFi applications include borrowing/lending digital assets and providing liquidity or market making in digital assets. DeFi applications and ecosystems are demonstrating how public blockchains and smart contracts can revolutionize financial services. The benefits of DeFi include improved efficiency and speed for flow of capital, reduced costs for all parties and curtailed human biases, in activities governed by data analysis.
DeFi protocols emerged starting in 2015 with the use of cryptocurrency for lending and borrowing. Platforms such as MakerDAO (through the creation and issuance of DAI) were among the first platforms to enable the scaled use of cryptocurrency as collateral for financial arrangements.
DeFi’s adoption accelerated during 2020 as platform growth and adoption of cryptocurrencies expanded access to capital for users that also reduced the need to move funds out of the ecosystem (given availability of financing arrangements to support liquidity needs). The value of U.S. dollars locked into smart contracts for DeFi use cases reached more than $200 billion dollars during the first half of 2021 and stands at $178 billion as of September 30, 2021, as shown in the figure below.

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Decentralized Finance Total Value Locked (TVL), USD
Source: Galaxy Digital Research
$200bn
$180bn
$160bn
$140bn
$120bn
$100bn
$80bn
$60bn
$40bn
$20bn
0
Aug-20
Sep-20
Oct-20
Nov-20
Dec-20
Jan-21
Feb-21
Mar-21
Apr-21
May-21
Jun-21
Jul-21
Aug-21
Sep-21
Data: DeFi Llama
Data represents the aggregate locked value in DeFi pools across 54 different L1 chains & L2 platforms, current through September 30, 2021

Limitations of the Current Financial System that Created the Conditions for the Ecosystem’s Development
The infrastructure, laws, and processes of our current global financial system are complex, costly, and limit accessibility for many. The systems themselves vary significantly from country to country, are linked through a complicated network of intermediaries, and are controlled by centralized authorities with disparate politics, priorities, and policies. These complexities can lead to roadblocks for global commerce, unequal access to savings and payments technologies, barriers to innovation, and inefficiencies that hamper everyone from retail users to multi-national organizations. The current global financial system solves for this through a patchwork network of banks, custodians, central clearing organizations, payments networks and financial market-makers, but these intermediaries add cost and friction for capital and innovation—they reduce access by the average person and help to aid in the accrual of high rents to the largest and already most wealthy market participants. Blockchain technology and cryptocurrency have emerged as solutions to many of the limitations of the existing global financial system, including:
•
Slow and Costly Flow of Funds: According to The World Bank, the average cost of cross-border global remittance is equal to 6.4% of the value of the transaction. Using banks as remittance service providers is even more expensive, at an average cost of 10.7%. This is because sending money globally typically requires service providers to coordinate and make guarantees with multiple third-party financial institutions on behalf of the customer, which adds cost to compensate the involved counterparties and can lead to long settlement times for customers.

•
Significant Underbanked Populations: Bank accounts are the default mode for accessing today’s global financial system. However, unbanked and underbanked populations have been a constraint of the existing financial system. According to the World Bank, 1.7 billion people globally do not maintain bank accounts due in large part to related fees and minimums set by banks. According to the FDIC, in the United States alone, 5.4% of households (approximately 7.1 million) are unbanked. Moreover, as of 2017, an additional 24.2 million U.S. households were considered underbanked, meaning they have bank accounts but need to resort to non-traditional financial services providers such as payday lenders or check cashers to meet their financial obligations. The FDIC also believes the unbanked population skews heavily toward minority, disabled and less educated communities.

•
Monetary and Fiscal Policy Have a Significant Impact on Asset Values: Central banks have wide-ranging mandates to adjust monetary policy to meet the goals set by the governing leaderships of their

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respective countries. As goals can change based on political leadership, economic instability and reductions in the value of assets held in related fiat currencies are potential outcomes. Moreover, the interconnected nature of a centralized financial system can expose central banks, monetary policy authorities and other institutions to systemic risk, as evidenced by the cascading effects that modern-era financial shocks in 2007-08 and 2019-20 had on the global financial markets. Blockchain technology has enabled the creation of alternative global monetary systems, which has opened-up monetary policy for innovation, with the Bitcoin network as the most recognized example. Alternative non-state monetary systems allow for investor and user choice and can protect against central-bank or policy-led inflation.
Varied financial technology companies attempt to offer solutions to these wide-ranging problems. However, often these solutions are layered on top of, or rely heavily on, the same legacy financial infrastructure. As a result they are typically limited in how they can fundamentally solve for these systemic problems without adding or replacing costs, complexity, and time. Blockchain technology seeks to attack the problem from its foundation.
The History of Bitcoin and Digital Assets
Creating a digitally native currency has been a goal of internet pioneers for decades. Early on, an experimental HTTP error status (“402: Payment Required”) was added in anticipation of a native internet currency, though it remains unused today. For the last 40 years, cryptographers originally known as “the Cypherpunks” have worked to develop digitally scarce money based on cryptography. Much of their work was also used throughout the internet technology stack and enabled the development of secure computing and the rise of e-commerce. Cryptocurrencies like Bitcoin are a natural step in the progress of global networking, a continuation and evolution of the broader internet project, as demonstrated in the figure below.
Bitcoin Prehistory

1970
1980
1990
2000
2010
1976
"New Directions in Cryptography"
Whitefield Diffie, Martin Hellman
1980
"Protocols for Public Key Cryptosystems"
Ralph Merkle
1983
"Blind Signatures for Untraceable Payments"
David Chaum
1985
Elliptic Curve Cryptography
Neal Koblitz, Victor S. Miller
1988
"The Crypto-Anarchist's Manifesto"
Timothy May
1989
Digicash
David Chaum
1991
"Pretty Good Privacy" (PGP)
Phil Zimmerman
1992
"Cypherpunks" founded in San Francisco
Eric Hughes, Timothy May, John Gilmore
1994
"The Cyphernomicon"
Timothy May
1997
"Formalizing and Securing Relationships on Public Networks"
Nick Szabo
1997
Hashcash, using Proof-of-Work to prevent spam
Adam Back
1998
"B-Money" - decentralized database for TXs
Wei Dai
1998
"Bit gold" - decentralized digital currency w/ PoW
Nick Szabo
2001
BitTorrent
Bram Cohen
2004
"Reusable Proof-of-Work"
Hal Finney
2009
Bitcoin
Satoshi Nakamoto

Source: Galaxy Digital Research

Bitcoin debuted in 2009 when a pseudonymous person or group known as Satoshi Nakamoto released the first iteration of the Bitcoin software. Satoshi Nakamoto sought to create a new digital currency, one that was public, global and could not be controlled by any single authority. Bitcoin remains the oldest and most valuable public blockchain protocol. The original goal of Bitcoin, as outlined by the seminal white paper Bitcoin: A Peer-to-Peer Electronic Cash System, was to create a purely peer-to-peer electronic system

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without relying on intermediaries or financial institutions by using a distributed ledger, an ongoing hash-based timestamp mechanism and cryptographic digital signatures. Bitcoin addressed the issue of achieving distributed consensus in a potentially adversarial environment (otherwise known as the Byzantine Generals Problem, in which a network must agree on decisions despite the presence of imperfect information) and the double-spend problem (a flaw of pre-existing digital cash systems, including the traditional banking system, in which the same asset can be spent more than once). Although Bitcoin was the first established cryptocurrency, Satoshi built upon the innovations of the Cypherpunks, incorporating concepts pioneered by famed cryptographers like Hal Finney, Adam Back, Wei Dai, and David Chaum, and innovating on previous attempts to create digital cash like B-Money and Bit Gold, which were formulated but never fully developed or deployed.
Bitcoin transactions must be confirmed by the Bitcoin network. The Bitcoin network is a network of computers, with each computer individually referred to as a node. Transactions are broadcast to the network by users and nodes, who seek to transfer Bitcoin or messages, and are batched together in “blocks.” Nodes on the Bitcoin network that seek to confirm transactions, sometimes referred to as “miners”, approve these blocks by using computing power to solve a difficult, cryptographic puzzle. Once a solution to the puzzle has been found, the block and the transactions within them are confirmed by the network and added to Bitcoin’s ledger. The Bitcoin network adjusts the puzzle’s difficulty up or down to ensure that blocks are produced every 10 minutes on average. The blocks are cryptographically bound together in a chronological “chain,” hence the term “blockchain.” (It’s worth noting that Satoshi called this a “timechain”).
See the section titled “Information about Galaxy Digital—Bitcoin Prehistory—Attributes and Features of the Bitcoin Network” in this prospectus for more information.
Our Business Model
We’ve constructed our business around three core pillars:
(1)
Our operating segments complement and reinforce the value of one another;

(2)
Our services meet client needs throughout their lifecycle of adoption of digital assets; and

(3)
Our direct exposure, through both cryptocurrency and equity holdings, allows us to remain informed about the direction of this dynamic sector while delivering growth in shareholder value as global adoption accelerates.

We focus primarily on the digital assets industry, leveraging our leadership’s nearly 10 years of cryptocurrency investing experience to develop, deploy, and support innovative products and services for institutions inhabiting the rapidly growing cryptoeconomy. We have established strong brand recognition from both the crypto-native community and traditional institutional leaders.
We apply a compliance-first mindset to our business, with a focus on embedding all of our products and operational processes with robust recordkeeping and risk management. We have structured our businesses to move quickly while operating an institutional-grade compliance structure that our institutional clients have come to expect. This has enabled our businesses to provide reliable service through varied market conditions, while respecting the importance of public-private partnership in helping constructive regulation to eventually follow fast-paced innovation.
We continuously evolve with the broader digital assets ecosystem and aims to maintain a “crypto-blue-chip” leadership team comprised of veterans from Wall Street and Silicon Valley. Our existing team consists of experts spanning the capital markets, asset management, technology, investing and venture capital businesses. This collective expertise will be enhanced with the addition of BitGo, which we announced we will acquire on May 5, 2021.
The pending acquisition of BitGo will be the most recent in a series of successful acquisitions that have diversified Galaxy’s product offerings and revenue sources, including acquisitions of two leading cryptocurrency trading firms in November 2020 (DrawBridge Lending and Blue Fire Capital), which augmented GDT’s suite of product offerings and added veteran trading and lending talent to its leadership team, and the addition of Vision Hill (in May 2021), a premier investment consultant and asset manager in the

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digital asset sector. We continue to use our scale, expertise and balance sheet to identify and execute on acquisitions across our business lines.
Galaxy is diversified across both client-focused operational business lines and direct investments in the digital asset ecosystem, which ensures we benefit from all innovations and developments as the ecosystem grows and matures.
Our business generates revenue primarily from the sale of digital assets, as well as from net gains on digital assets, investments and derivatives trading. To date, the majority of Galaxy’s revenue and profit has been derived from Trading and Principal Investments, which are our most mature business lines. In addition to engaging in proprietary quantitative, arbitrage and macro trading strategies, our Trading business provides spot, derivative and financing liquidity to institutional clients, counterparties and venues that transact in cryptocurrencies and other digital assets. None of our over 690 trading counterparties represent a significant concentration risk to the firm. Our counterparty-facing trading activities are a profitable and growing part of the Galaxy business. Our Principal Investment business generates revenue through gains attributable to positions held in our venture portfolio.
Advisory, management and performance based fees are generated by our Asset Management and Investment Banking segments. Mining is our newest business, having launched in 2020, and generates revenue from mining bitcoin as well as from fees related to delivering financial services to miners, including liquidity, hedging, asset leasing and financing, and advisory services. Over time, we expect these other operating businesses to become important drivers of our financial results.
The activities of our five business lines are described in detail under the heading “Information About Galaxy Digital—Our Products and Services” in this prospectus.
Once the BitGo Acquisition is completed, we expect to add fee revenues from both custody and wallet services to our operating results. These product lines will complement our existing offerings to our customers, and will expose over 400 net new institutional customers, who are currently customers of BitGo, to Galaxy.
See each of Galaxy’s and BitGo’s consolidated financial statements and the notes thereto included elsewhere in this prospectus for additional details on each company’s financial results.
Our business lines are subject to various regulations and governmental oversight, which is summarized below under “—Government Regulation” and discussed in detail in “Information About Galaxy Digital—Government Regulation” in this prospectus.
Galaxy is at the center of a rapidly developing digital assets industry, and participates through its five reportable segments described above. For a detailed discussion of our competitive positioning and the evolution of the digital assets industry, see “Information About Galaxy Digital—Competition” in this prospectus, with a summary below under “—Competition.”
Our Opportunity
Our opportunity is to continuously address the full needs of institutions and direct clients, as they adopt digital assets as an asset class and seek cutting-edge insights into where and how blockchain technology is infiltrating and upending legacy intermediary-driven systems.
The cryptoeconomy has been experiencing exponential growth, which we expect will continue for the foreseeable future. This is driven by the simultaneous widespread adoption of digital assets, cryptocurrencies and broader blockchain innovations including DeFi and the growth of NFTs as a prominent form of tokenization. The initially retail-driven adoption of cryptocurrencies has evolved to include a broad population of both retail and institutional holders, utilizing digital assets as both a store of value and for broader commerce applications. The number of individual cryptocurrency users is now well over 220 million as of June 2021 and grew by over 100 million since January 2021.
Our operational business lines both facilitate client adoption of digital assets and fulfill their needs across the lifecycle of the cryptoeconomy, and we invest directly in the asset class via digital assets and cryptocurrency holdings, and strategic venture capital investments. Our full-service platform will be further

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enhanced by the institutional-grade custody and wallet services offerings provided by BitGo that are a single-source for all digital asset transaction, storage, and security needs. The addition of BitGo’s engineer-intensive team will also enhance our combined product development capabilities.
Asset Prices, Investment Trends, and Adoption Milestones Point to Strong Secular Tailwinds
According to The Block, the trailing five-year compounded annual growth rate in Bitcoin and blockchain investment has reached 34%. There have also been continuous record-breaking levels of investment and fundraising in the digital assets economy. As reported by Pitchbook, there was nearly $7 billion of investment activity in cryptocurrencies and blockchain in 2020. This trend has continued in 2021 with over $24.5 billion of investment activity in cryptocurrencies and blockchain in the first three quarters of the year alone.
The industry’s evolution has been marked equally by the robust pace of investment and the incorporation of cryptocurrency and digital assets services at companies within the technology, industrial, and financial technology sectors.
Expansive Addressable Market
According to Fidelity Digital Assets, more than 90% of institutional investors that plan to buy or invest in digital assets in the future expect to do so within the next five years thus demonstrating increasing institutional demand. We believe the serviceable Total Addressable Market (“TAM”) is expansive, given daily cryptocurrency market volumes of $498 billion as of November 2021, the market capitalization of cryptocurrencies of $2.9 trillion as of November 2021, and the robust pace of venture investment in crypto-related companies and directly in blockchain projects. We also believe the addressable market opportunity is largely untapped and has the potential to increase exponentially as applications of blockchain technology for facilitation of broader trade and commerce become a reality.
Our Growth Strategy
Our mission is to offer a technology-driven platform that meets all institutional, corporate and direct clients’ needs within the digital assets ecosystem, positioning ourselves to grow at a pace in excess of the

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broader adoption of the cryptoeconomy. We believe the adoption of digital assets, cryptocurrencies, and blockchain technology remains at an early stage, based on investment trends and prevalence within the financial and technology sectors. Between our operating businesses and our investing activities, we are able to gain exposure to most of the cryptoeconomy. The breadth of expertise we gain from that exposure supports our goal of being the first call and one-stop platform for institutions and corporates looking to access and utilize features of the sector. Our positioning also increases the likelihood that we participate in the upside resulting from widespread adoption of most use cases for digital assets, as compared to platforms that focus on a subset of opportunities. Our growth strategy is focused on the following:
•
Deepening Relationships with Existing Clients: We see significant opportunity for organic growth through increasing adoption of crypto-related services and products by existing clients. We have over 690 trading counterparties, and numerous other clients across our five operating businesses today, the majority of which only utilize one of our products and services. Moreover, we see significant potential for growth through cross-selling of offerings we would gain from the proposed BitGo Acquisition. BitGo would add over 400 net new clients, primarily through its custody and wallet segments. These mostly storage-oriented clients will immediately gain access to a wide array of transactional financial services from us, and our legacy clients will gain access to a scaled, reliable custody offering that does not require them to look outside of our doors.

•
Adding New Clients: Each of our client-facing business lines is comprised of dedicated product development, execution-oriented, and sales and distribution team members. We operate our business intending to be the platform of choice for new clients entering the ecosystem and make relationship development and management a top priority for our sales and distribution team members. Our development and execution teams work with our distribution team members to ensure we continuously offer the widest range of in-demand products to clients, and that we remain competitive across our trading, asset management, advisory, and financing offerings. The addition of BitGo would meaningfully increase our existing sales force and we are incrementally growing our global presence with the buildout of a sales and distribution effort in Europe, where we have recently hired a regional management team.

•
Client-Centric Product Innovation: Since 2019, we have invested significantly in the development of a unique, integrated single-dealer platform and prime services offering so that clients can navigate the cryptoeconomy with an unfragmented set of solutions. The integration of BitGo would accelerate our product innovation and development capabilities, as roughly 50% of BitGo’s personnel is comprised of blockchain engineers. BitGo would also add significant technology experience to our executive team with the addition of renowned technologist Mike Belshe, which would increase our ability to build innovative products and services. This focus on product innovation and track record for building solutions in an ecosystem that demands bespoke development sets us apart as a platform.

•
Diversify Revenue Mix: We are still early in our monetization journey, and as investment has accelerated ahead of adoption, our results in 2020 and in 2021 have reflected outsized benefit from improved valuations of our principal holdings of digital assets and venture portfolio companies. By scaling and investing in our five existing operating segments, and with the proposed addition of BitGo’s largely re-occurring revenues primarily from custody and wallet services, our capital allocation and resulting revenue generation will evolve to reflect the growing permanent and repeatable adoption of cryptoeconomy services.

•
Expanding Into Additional In-Demand Products and Technologies: The digital assets, cryptocurrency, and blockchain industry is rapidly expanding, and we are well-positioned to develop new businesses and products as the industry matures. Our close partnerships with industry leaders and ecosystem innovators across the breadth of the cryptoeconomy have allowed us to examine thousands of potential opportunities to widen our exposures in-line with innovation and development trends across the ecosystem. This vantage point allows us to incubate, support, and scale ideas that we believe can ultimately crystalize into new and compelling businesses to offer to our clients. We have actively participated in the research and development of applications with strong adoption signals, such as NFTs through Candy Digital, DeFi through Terraform Labs, 1inch and asset management partnerships with Bloomberg, and robust custody, wallet services, and prime brokerage offerings in

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collaboration with BitGo. We also see opportunities to benefit from additional developments across Layer 1 and Layer 2 infrastructure. The proposed acquisition of BitGo represents our ability to evolve from a supporting partner in developing emerging technology to an acquirer of products and capabilities once we have conviction in their value creation for our clients and shareholders. Product development continues at a robust pace within the cryptoeconomy, and we will continue to invest and participate to ensure we know how to best serve clients across our platform and within the ecosystem.
Recent Developments
Private Placement of Exchangeable Notes
On December 9, 2021, GDH LP issued $500 million aggregate principal amount of 3.00% Exchangeable Senior Notes due 2026 (the “Exchangeable Notes”) in a private placement transaction. From time to time and subject to the terms of the indenture governing the Exchangeable Notes, the Exchangeable Notes are exchangeable for ordinary shares of GDHL, and following the consummation of the Reorganization and Reorganization Merger, the Exchangeable Notes will be exchangeable for shares of Class A common stock of Pubco, in each case at the option of the holders thereof. We intend to use the proceeds from the Exchangeable Notes to accelerate growth initiatives across our businesses and to address the multitude of opportunities we see in front of us against the backdrop of rapid growth and maturation of our industry. We have identified a series of business opportunities including seeding new fund launches in our asset management business, scaling our mining business, and expanding our lending portfolio (included as part of our trading segment). We have also prioritized an extensive and strategic hiring plan, particularly for engineering resources, which will support our product-development growth. We additionally plan on augmenting our liquidity-provisioning offerings while maintaining our focus on diversification and risk management. Last, we anticipate pursuing opportunistic acquisitions, with a focus on technology and product, and a thematic view of continuing to reach the full opportunity within the ecosystem. See “Description of Pubco Capital Stock” and “Shares Eligible for Future Sale” for additional information regarding the Exchangeable Notes.
Our Material Challenges, Obstacles and Risks
We are operating in a new industry that is highly innovative, rapidly evolving and characterized by healthy competition, experimentation, changing customer needs, frequent introductions of new products and services, and subject to uncertain and evolving industry and regulatory requirements. Our business model is largely dependent on digital assets and the broader cryptoeconomy. Our operating results have and will continue to significantly fluctuate due to a variety of factors, including the highly volatile nature of cryptocurrencies. While we believe we are well-positioned to capitalize on market opportunities made possible by the rapid evolution of the digital assets ecosystem, due to the relatively nascent stage of our industry and other challenges that we face, our business model also presents material risks. For a further discussion of these risks, see “Risk Factors—Risks Related to our Operations” in this prospectus.
To the extent we consummate the BitGo Acquisition, we will also become subject to additional risks associated with BitGo’s business, such as material risks and uncertainties associated with custodying cryptocurrencies and other digital assets. For a further discussion of these risks, see “Risk Factors—Risks Related to the BitGo Acquisition” in this prospectus.
Additionally, all participants in the cryptoeconomy, including direct investors, consumers and providers of goods and services related to the industry, may be subject to additional costs associated with participating in the industry, as compared with participation in traditional commerce, due in part to the rapidly evolving landscape. The potentially higher costs associated with the cryptoeconomy could include, but are not limited to, elevated legal and financial advisory fees, use of significant resources to monitor and maintain compliance with application laws and regulations, as well as elevated and unpredictable custody, transaction, and insurance and anti-theft costs. Other material risks that industry participants face include a lack of adoption or acceptance of digital assets and blockchain technology, the extraordinarily volatile prices of digital assets, exposure to malicious actors and platform vulnerabilities, and uncertainties in the tax and accounting treatment of digital assets, among others. For a further discussion of these risks, see “Risk Factors—Risks Related to Cryptocurrencies and Digital Assets” in this prospectus.

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Competition
We operate in a rapidly evolving industry, and accordingly, we expect competition to further intensify in the future as existing competitors introduce new products or enhance existing products, and as new competitors emerge. We compete against a number of companies operating both within the United States and abroad, both those that focus on traditional financial services and those that focus on crypto-based services. Among our discrete business lines, we face competition from the following sources:
•
Trading.   Our trading business competes with an inter- and multi-national set of spot, prime, proprietary, and derivatives OTC providers and exchanges, and our lending business competes with a variety of both traditional and non-traditional financing suppliers.

•
Asset Management.   Our asset management business competes with other asset manager and advisory businesses that provide both retail and institutional clients passive and active exposure to digital assets and blockchain companies in the ecosystem.

•
Investment Banking.   Our investment banking business competes with investment banking advisory teams and firms ranging in size and scope, from boutiques focused on the crypto or fintech sectors to bulge bracket providers of advisory and underwriting services across multiple sectors and asset classes.

•
Mining.   Our mining business competes with other proprietary miners, public and non-public mining companies, as well as companies offering financial services and infrastructure to miners.

•
Principal Investments.   Our principal investments business competes with an inter- and multi-national set of investment firms that include crypto and blockchain venture firms, generalist venture capital firms with dedicated crypto funds, and growth investors investing in equity, debt, and cross-asset structures.

Government Regulation
Below is a summary of the regulations, requirements or regimes that are, or are expected to be, applicable to our businesses after giving effect to the Reorganization and the Reorganization Merger, and, assuming its consummation, the BitGo Acquisition. For a complete discussion, please see “Information About Galaxy Digital—Government Regulation” in this prospectus.
United States
•
Securities Regulation: The SEC, which regulates the offering, sale and trading of securities as well as various requirements applicable to public companies under U.S. federal securities laws, considers certain digital assets to be securities. A key question that we face in virtually all of our business lines is whether the digital assets we transact in are “securities” under the federal securities laws. As a general matter, any transaction in securities, including purchases and sales for principal investment, would be subject to the SEC’s anti-fraud and anti-manipulation authority under the U.S. Securities Act and the Exchange Act. In addition, offers and sales of securities may require registration under the Securities Act or, alternatively, compliance with various rules and regulations for exemptions from registration. We have internal procedures to address transacting in digital assets that raise, or might potentially raise, significant governmental, policy or regulatory concerns or are subject or likely subject to a specialized regulatory regime, such as the U.S. federal securities or commodities laws or similar laws in other significant jurisdictions, in order to ensure such activity complies with applicable laws. See “Information About Galaxy Digital—Government Regulation—United States—Securities Regulation” for a more complete discussion of such procedures, as well as the risks and uncertainties involved in making such determinations.

•
Broker-Dealer: Galaxy Digital Partners LLC is registered as a broker-dealer in 53 U.S. states and territories while Portum Capital LLC is registered with two U.S. states. As such, we are subject to regulation, examination, investigation, and disciplinary action by the SEC, FINRA, and state securities regulators, as well as other governmental authorities and self-regulatory organizations with which they are registered or licensed or of which they are a member.

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•
Investment Adviser: Galaxy Digital Capital Management LP (“GDCM LP”) is an SEC-registered investment adviser under the U.S. Investment Advisers Act of 1940 (the “Advisers Act”), which imposes certain requirements and restrictions in respect of any discussions GDCM LP has with potential investors. GDCM LP is subject to the Anti- Money Laundering Rules (as defined in “Information About Galaxy Digital—Government Regulation”), the anti-fraud provisions of the Advisers Act and fiduciary duties derived from these provisions, to periodic SEC examinations, and to other requirements under the Advisers Act and related regulations primarily intended to protect advisory clients.

•
Regulation of Money Transmission: FinCEN requires any administrator or exchanger of convertible digital assets to register with FinCEN as a money transmitter and comply with the Anti-Money Laundering Rules and counter-terrorist financing laws and regulations applicable to money transmitters. As part of our obligations under the BSA, we are required to develop, implement, and maintain a risk-based anti-money laundering program, provide an anti- money laundering-related training program, report suspicious activities and transactions to FinCen, comply with certain reporting and recordkeeping requirements, and collect and maintain information about our customers. In addition, we are required to comply with customer due diligence requirements designed to verify a customer’s identity. U.S. states have also adopted a spectrum of approaches to the regulation of digital assets.

•
CFTC Regulation: The CFTC regulates markets in listed futures and various types of over-the-counter derivatives on commodities, when traded in, into or from the United States. The CFTC has taken the position that certain virtual currencies are commodities for purposes of the regulatory scheme of the Commodity Exchange Act of 1936.

•
Anti-Money Laundering Rules: We are subject to various anti-money laundering and counter-terrorist financing laws. As a broker-dealer, an investment adviser, and a money services business registered with FinCEN, we are subject to the Anti-Money Laundering Rules, and many states and other countries impose similar, and in some cases, more stringent requirements related to anti-money laundering and counter-terrorist financing.

•
Virtual Currency Business Activity in New York: The NYDFS requires that any persons or entity engaging in virtual currency activity for third parties in or involving New York, excluding merchants and consumers, must apply for a license, commonly referred to as a BitLicense, from the NYDFS and must comply with anti-money laundering, cybersecurity, consumer protection, and financial and reporting requirements, among others. GDH LP is exploring the feasibility of applying for a New York BitLicense in order to effect aspects of its trading business.

•
South Dakota Trust Company: Assuming the BitGo Acquisition is consummated, we will acquire BitGo Trust Company, Inc., which is subject to regulation, examination and supervision as a trust company by the South Dakota Division of Banking and as a money transmitter by the Connecticut Department of Banking.

•
New York Trust Company: Assuming the BitGo Acquisition is consummated, we will acquire BitGo New York Trust Company Inc. As a New York State-chartered limited purpose trust company, BitGo New York Trust Company Inc. is subject to regulation, examination, and supervision by the NYDFS.

•
Lending: There is no U.S. federal law that requires registration or licensing for lending activities. However, if we were to originate consumer or commercial loans in the United States, we would be subject to federal laws including: the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Consumer Protection Act, the Fair Credit Reporting Act and the Fair Debt Collection Practices Act. Further, some U.S. state laws may, under certain circumstances, require us to obtain a license from the relevant regulatory authority or authorities in a given state before conducting those lending activities.

•
Consumer Protection: A number of U.S. federal, state, and local regulatory agencies, the Federal Trade Commission and the Consumer Financial Protection Bureau chief among them, regulate financial products and have broad consumer protection mandates and discretion in enforcing consumer

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protection laws, including matters related to unfair, deceptive, or abusive acts and practices. They also promulgate, interpret, and enforce rules and regulates that could affect GDH LP’s business.
•
Economic Sanctions: We must comply with economic and trade sanctions administered by the United States and other foreign governments in jurisdictions in which we operate. These sanctions can prohibit or restrict transactions to or from certain countries, regions, governments, and specified individuals.

•
Privacy and User Data: There are a number of laws, rules, directives, and regulations relating to the collection, use, retention, security, processing, and transfer of personally identifiable information about customers and employees. These laws can apply, not only to third-party transactions, but also to information transferred between us, our subsidiaries, and other commercial parties.

Canada and other jurisdictions
GDH LP’s diversified asset management firm dedicated to the cryptocurrency and blockchain sectors intends, in the future, to register or file for a registration exemption in Canada to sell or distribute securities, or to advise with respect to investments in securities, or to act as an investment fund manager, if required. If we engage in certain activities, including making loans to Canadian companies (in either fiat or cryptocurrencies) or sell certain mortgages, we will be subject to legislation in various provinces.
We may also engage in activities relating to digital assets in other jurisdictions, including, among other places, Japan, the U.K. and Hong Kong. Assuming the BitGo Acquisition is consummated, we will acquire BitGo’s subsidiaries in various non-U.S. jurisdictions and be subject to further non-U.S. regulations. See “Information About Galaxy Digital—Government Regulation” for more information regarding regulations in such other jurisdictions.
Overview of the Proposed Transactions
The following diagram illustrates Galaxy’s structure prior to the consummation of the Reorganization. This chart reflects approximate economic and voting interests held by each entity as of December 15, 2021, as well as all material Galaxy subsidiaries existing as of the same date.

Other Existing Class B Unitholders (together with GGI, the "Existing LPs")
Galaxy Group Investments LLC (DE) ("GGI")
Existing Public Shareholders
Novofam Macro, LLC (DE)
Ordinary Shares
99.5% Economic Interests and Voting Interests
Ordinary Shares
0.5% Economic Interests and Voting Interests
Class B Units
4.6% Economic Interests
Consent Rights over Certain Transactions
Class B Units
65.0% Economic Interests
Consent Rights over Certain Transactions
Galaxy Digital Holdings GP LLC (Cayman) ("GDH GP")
Galaxy Digital Holdings Ltd. (Cayman) ("GDHL")
General Partner
No Economic Interests
100% Voting Control
Class A-1 Units
No Economic Interests
Consent Rights over Certain Transactions
GDH Intermediate LLC (DE)
Galaxy Digital Inc. (DE) ("Pubco")*
Class A-2 Units
30.4% Economic Interests
No Voting Interests
Galaxy Digital Holdings LP (Cayman) ("GDH LP")
GDH Titan Merger Sub 1, Inc. (DE) ("Reorganization Merger Sub")*
Galaxy Digital LP (Cayman) ("GD LP")
GDH Titan Merger Sub 2, Inc. (DE) ("Merger Sub 2")*
Galaxy Digital LLC (DE)
GDT
Galaxy Digital Ventures LLC (DE)
GDPI
Galaxy Digital Capital Management LP and General Partner Interests (Cayman)
GDAM
Galaxy Digital Mining LLC (DE)
GDM
Galaxy Digital Partners LLC (DE)
GDIB
Other Existing Galaxy Operating Subsidiaries
Galaxy Digital Trading HK Limited (Hong Kong)

*
Denotes newly formed shell company with nominal assets and operations, formed primarily for the purpose of consummating the Reorganization and the BitGo Acquisition.

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On May 5, 2021, GDHL, GDH LP, Pubco, Reorganization Merger Sub, Merger Sub 2, BitGo and Fortis Advisors LLC in its capacity as the representative of the equityholders thereunder entered into the Merger Agreement, a copy of which is attached to this prospectus as Annex [•]. The Merger Agreement and certain ancillary documents related to the Merger Agreement contemplate that such parties will consummate various transactions, including the Domestication, the Governing Documents Amendment, the Domestication Charter and Bylaws Amendment, the Issuance of Class B Common Stock, the Reorganization Merger, the Second Merger and the BitGo Acquisition (collectively, the “Proposed Transactions”), each as described further in this prospectus. Certain of the Proposed Transactions—namely, the Domestication, the Governing Documents Amendment, the Domestication Charter and Bylaws Amendment and the Issuance of Class B Common Stock—require a vote and approval of GDHL shareholders. Additionally, certain of the Proposed Transactions—namely, the Second Merger and the BitGo Acquisition—require a vote and approval of BitGo stockholders. Certain of the other Proposed Transactions would be effected without the vote or approval of either company’s shareholders. This prospectus contains important information about Galaxy and its business, as well as each of the Proposed Transactions, and will be used to solicit proxies for the Meeting (in the case of GDHL shareholders) and signatures to the Written Consent (in the case of BitGo stockholders) in connection with the Proposed Transactions that GDHL shareholders and BitGo stockholders, as applicable, are entitled to vote on and approve. Additionally, this prospectus is intended to register the issuance of shares of Pubco Class A common stock that will ultimately be held by GDHL shareholders (upon consummation of the Reorganization and the Reorganization Merger) and BitGo stockholders (upon consummation of the BitGo Acquisition), as described further in this prospectus.
Following the completion of the Reorganization:
•
Pubco will succeed GDHL as the publicly traded company in which existing holders of GDHL ordinary shares will own their equity interests;

•
Pubco will be a holding company, all of our activities will be conducted through GDH LP and its subsidiaries, including, following the completion of the BitGo Acquisition, BitGo;

•
Pubco’s principal assets will be its direct and indirect ownership of (i) certain limited partnership interests of GDH LP, which will entitle it to a corresponding percentage ownership of the economic interest in our business, and (ii) all of the general partnership interests of GDH LP, which will entitle it to control our business;

•
Pubco will directly own 100% of GDH Delaware, which will be the sole general partner of GDH LP and thereby will control all actions of GDH LP;

•
GDH LP will directly or indirectly own 100% of BitGo (and thereby Pubco will control all actions of BitGo);

•
GDHL’s existing shareholders will own approximately [•]% of Pubco’s Class A common stock (or [•]% of the combined voting power of Pubco’s common stock) and holders of LP Units will own all of Pubco’s Class B common stock (or [•]% of the combined voting power of Pubco’s common stock), in each case based on the number of GDHL ordinary shares and GDH LP common units outstanding as of [•], 2022;

•
Michael Novogratz, the Chief Executive Officer and Founder of GDHL, will own approximately [•]% of Pubco’s Class A common stock (or [•]% of the combined voting power of Pubco’s common stock) and therefore ultimately effectively control Galaxy’s business;

•
BitGo’s existing shareholders will own approximately [•]% of Pubco’s Class A common stock (or [•]% of the combined voting power of Pubco’s common stock); and

•
each share of Class A common stock and Class B common stock of Pubco will entitle its holder to one vote per share on all matters submitted to a vote of Pubco stockholders, and shares of Pubco’s Class B common stock will not have any rights to receive dividends or distributions on liquidation of Pubco (beyond their par value).

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The following diagram depicts our organizational structure immediately following the consummation of the Reorganization and the Reorganization Merger and, if consummated, the BitGo Acquisition, as well as certain post-closing internal restructuring steps we intend to effect immediately following the consummation of the BitGo Acquisition in order to further simplify our organizational structure. This chart reflects approximate economic and voting interests anticipated to be held by each entity as of [•], 2022, as well as all material Galaxy subsidiaries existing as of the same date in each case, assuming that the Reorganization Merger and the BitGo Acquisition had occurred on or prior to such date.

Other Existing LPs
GGI (DE)
Novofam Macro, LLC (DE)
Existing Public Shareholders
Existing BitGo Stockholders
Class B Common Stock
No Economic Interests
% Voting Interest
Class B Common Stock
No Economic Interests
% Voting Interest
Class A Common Stock
% Economic Interest
% Voting Interest
Class A Common Stock
% Economic Interest
% Voting Interest
Class A Common Stock
% Economic Interest
% Voting Interest
Pubco (DE)
100%
GDH Delaware (DE)
(formerly GDHL)
LP Units
% Economic Interests
No Voting Interests
LP Units
% Economic Interests
No Voting Interests
LP Units
% Economic Interests
No Voting Interests
General Partner
100% Voting Control
GDH LP (DE)
GD LP (Cayman)
Galaxy Digital LLC (DE)
GDT
Galaxy Digital Trading HK Limited (Hong Kong)
Galaxy Digital Ventures LLC (DE)
GDPI
Galaxy Digital Capital Management LP and General Partner Interests (Cayman)
GDAM
Galaxy Digital Mining LLC (DE)
GDM
Galaxy Digital Partners LLC (DE) ("Broker-Dealer")
GDIB
BitGo Holdings, Inc. (DE) ("BitGo")
Other Existing Galaxy Operating Subsidiaries

The Parties to the Proposed Transactions
Galaxy Digital Holdings Ltd. and Galaxy Digital Holdings LP
GDHL is a holding company. All of GDHL’s activities have historically been, and currently are, conducted through GDH LP and its subsidiaries and GDHL’s principal asset is its ownership, directly and indirectly, of Class A Units, representing limited partnership interests of GDH LP, which entitles it to a corresponding percentage ownership of the economic interest and voting interest in our business. GDHL’s ordinary shares of are listed on the Toronto Stock Exchange under the ticker “GLXY.” Because GDHL does not manage or operate the business or control the strategic decisions and day-to-day operations of GDH LP and because GDHL only has a minority economic interest in GDH LP, GDHL does not currently consolidate the financial results of GDH LP, and instead accounts for it as an equity method noncontrolling interest to reflect GDHL’s entitlement to a portion of GDH LP’s net income.
GDH LP is a technology-driven financial services and investment management firm that provides institutions with a full suite of financial solutions spanning the digital assets ecosystem. See “—Information about Galaxy Digital” above for more information about GDH LP and its consolidated subsidiaries. Prior to the consummation of the Reorganization and the Reorganization Merger, GDH LP, an operating partnership, is managed by the board of managers and officers of its general partner, Galaxy Digital Holdings GP LLC (“GDH GP”). The sole LLC member of GDH GP is Galaxy Group Investments LLC (“GGI”), which is an entity controlled by our Founder.
Each of GDHL and GDH LP’s principal executive offices are located at 300 Vesey Street, New York City, New York 10282, United States and each of their telephone number is (212) 390-9216.
Galaxy Digital Inc.
Galaxy Digital Inc., or Pubco, is the entity the Class A common stock of which is the subject of the registration statement to which this prospectus relates, and following the consummation of the Reorganization

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and the Reorganization Merger and, if consummated, the BitGo Acquisition, any person that receives shares pursuant to this prospectus will be a holder of Class A common stock of Pubco. Pubco, which is currently a wholly-owned subsidiary of GDHL, is a Delaware corporation that was formed on April 23, 2021 under the name Galaxy Digital Pubco Inc. for the purpose of redomiciling the existing Galaxy businesses to Delaware and consummating the other transactions contemplated by the Reorganization and the Reorganization Merger and facilitating the BitGo Acquisition, and upon the consummation of such transactions, existing as a holding company that consolidates the Galaxy business as a U.S. reporting company. Pubco changed its name from Galaxy Digital Pubco Inc. to Galaxy Digital Inc. on September 24, 2021.
In the Reorganization Merger, Reorganization Merger Sub will merge with and into GDH Delaware, with GDH Delaware continuing as the surviving corporation and a direct wholly-owned subsidiary of Pubco. In addition, Pubco will directly and indirectly own (i) certain limited partnership interests of GDH LP, which will entitle it to a corresponding percentage ownership of the economic interest in the Galaxy business, and (ii) all of the general partnership interests of GDH LP, which will entitle it to control the Galaxy business. Because Michael Novogratz, the Chief Executive Officer and Founder of GDHL, will own approximately [•]% of the combined voting power of Pubco’s common stock, he will ultimately effectively control the Galaxy business.
In connection with the Reorganization, we will apply to have Pubco’s Class A common stock approved for listing on the Nasdaq under the symbol “GLXY.”
Pubco’s principal executive offices and its telephone number are the same as those of GDHL and GDH LP.
GDH Titan Merger Sub 1, Inc.
GDH Titan Merger Sub 1, Inc., or Reorganization Merger Sub, which is a wholly-owned subsidiary of GDHL, is a Delaware corporation that was formed on April 23, 2021 solely for the purpose of effecting the Reorganization Merger. In the Reorganization Merger, Reorganization Merger Sub will merge with and into GDH Delaware, with GDH Delaware continuing as the surviving corporation and a direct wholly-owned subsidiary of Pubco.
Reorganization Merger Sub’s principal executive offices and its telephone number are the same as those of GDHL and GDH LP.
GDH Titan Merger Sub 2, Inc.
GDH Titan Merger Sub 2, Inc., or Merger Sub 2, which is a wholly-owned subsidiary of GDHL, is a Delaware corporation that was formed on April 23, 2021 solely for the purpose of effecting the Second Merger. In the Second Merger, Merger Sub 2 will merge with and into BitGo, with BitGo continuing as the surviving corporation and ultimately a direct wholly-owned subsidiary of GDH LP and a consolidated subsidiary of Pubco.
Merger Sub 2’s principal executive offices and its telephone number are the same as those of GDHL and GDH LP.
BitGo Holdings, Inc.
BitGo is a leader in digital asset financial services, providing clients with liquidity, custody, and security solutions. Contrary to certain other providers who focus on the retail segment, BitGo’s business and products are built for serving institutional investors, high net worth individuals and service providers.
BitGo’s products and services to its clients across these areas include: (i) digital asset custody services, including BitGo’s multi-signature wallet platform and both qualified custody and self-managed custody solutions, (ii) liquidity and prime services, including prime trading, prime lending, and settlement services, (iii) portfolio tools, including a digital asset portfolio management dashboard and management tool and digital asset tax tracking and reporting tools, and (iv) software development tools and professional services

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to develop smart contracts. These products and services work together to allow BitGo’s clients to mitigate risk with respect to their digital assets and optimize capital efficiency.
BitGo, Inc. was incorporated in Delaware in 2011 under the name “Whensoon, Inc.” BitGo’s name was amended to “Twist and Shout, Inc.” later in 2011 and then to “BitGo, Inc.” in 2014. BitGo Holdings, Inc. was incorporated in Delaware in 2017. As part of a 2018 merger transaction between BitGo Holdings, Inc., BitGo, Inc. and its stockholders, BitGo, Inc. became a wholly-owned subsidiary of BitGo Holdings, Inc., and the stockholders of BitGo, Inc. became stockholders of BitGo Holdings, Inc.
In the Second Merger, Merger Sub 2 will merge with and into BitGo, with BitGo continuing as the surviving corporation and an indirect wholly-owned subsidiary of GDH LP and a consolidated subsidiary of Pubco.
BitGo’s principal executive offices are located at 2443 Ash Street, Palo Alto, CA 94306, United States and its telephone number is (650) 391-9130.
The Proposed Transactions
The Domestication
Subject to the approval of GDHL shareholders, among other transactions, GDHL expects to deregister under the Cayman Islands Companies Act (As Revised) and domesticate under Section 388 of the Delaware General Corporation Law (which is referred to as the “Domestication” and GDHL following the Domestication is referred to as “GDH Delaware”). In the Domestication, all of the issued and outstanding Class A ordinary shares of GDHL will convert, automatically and by operation of law, on a one-for-one basis into an equivalent number of shares of Class A common stock of GDH Delaware and GDH Delaware will, pursuant to its post-Domestication certificate of incorporation, be authorized to issue [•] shares of Class B common stock. Additionally, in the Domestication, GDHL will change its name to, and GDH Delaware’s name will be, “Galaxy Digital Holdings Inc.”
Pursuant to the Domestication, GDHL will continue and re-domicile as a Delaware entity. GDHL believes that the Domestication and subsequent Reorganization Merger would, among other things, provide legal, administrative, and other similar efficiencies; relocate our jurisdiction of organization to one that is the choice of domicile for many publicly traded corporations, as there is an abundance of case law to assist in interpreting the DGCL, and the Delaware legislature frequently updates the DGCL to reflect current technology and legal trends; and provide a favorable corporate environment which will help Galaxy compete more effectively with other publicly traded companies in raising capital and in attracting and retaining skilled and experienced personnel.
To effect the Domestication, GDHL will file a director’s declaration in respect of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and will file a certificate of domestication and a certificate of incorporation with the Secretary of State of the State of Delaware, pursuant to which the jurisdiction of incorporation of GDHL will be transferred by way of continuation from the Cayman Islands to the State of Delaware.
GDHL is currently governed by the Cayman Islands Companies Act (As Revised), and upon the completion of the Domestication, GDH Delaware will be governed by the DGCL. Pubco is also governed by the DGCL. Accordingly, GDHL shareholders are urged to carefully consult the information set forth in the section entitled “The Proposed Transactions—The Reorganization—The Domestication Charter and Bylaws Amendment.”
GDHL shareholders are being asked to consider and vote upon the Domestication. BitGo stockholders are not being asked to consider and vote upon, on a standalone basis, the Governing Documents Amendment, but BitGo stockholders must generally approve and adopt the Merger Agreement, which contemplates the Governing Documents Amendment.
Pursuant to the registration statement of which this prospectus forms a part, Pubco is registering shares of Pubco Class A common stock issuable to GDHL shareholders upon completion of the Reorganization Merger.

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The Domestication will occur on the business day prior to the date of the Reorganization Merger and the closing of the BitGo Acquisition, unless GDHL and Pubco elect to complete the Domestication earlier. The BitGo Acquisition is expected to occur upon the satisfaction (or, if permitted, waiver) of all of the conditions set forth in the Merger Agreement and described in this prospectus.
The Governing Documents Amendment
Prior to the Domestication, GDHL expects to amend its memorandum and articles of association to authorize and provide for the issuance and terms of [•] Class B ordinary shares of GDHL, which is referred to as the “Governing Documents Amendment.” In the Governing Documents Amendment, certain changes to GDHL’s memorandum and articles of association are expected to be made.
GDHL shareholders are being asked to consider and vote upon the Governing Documents Amendment. BitGo stockholders are not being asked to consider and vote upon, on a standalone basis, the Governing Documents Amendment, but BitGo stockholders must generally approve and adopt the Merger Agreement, which contemplates the Governing Documents Amendment.
The Governing Documents Amendment will occur immediately prior to the Domestication, which the Merger Agreement contemplates will occur on the business day prior to the date of the Reorganization Merger and the closing of the BitGo Acquisition, unless GDHL and Pubco elect to complete the Domestication earlier. The BitGo Acquisition is expected to occur upon the satisfaction (or, if permitted, waiver) of all of the conditions set forth in the Merger Agreement and described in this prospectus.
The Domestication Charter and Bylaws Amendment and the Domestication Charter and Bylaws Differences
In connection with the Domestication, memorandum and articles of association of GDHL (as amended by the Governing Documents Amendment) will be amended and restated, which documents, as proposed to be amended and restated, are referred to as the “Proposed Organizational Documents,” and which amendment is referred to as the “Domestication Charter and Bylaws Amendment.” The Proposed Organizational Documents will be in effect as the governing documents of GDH Delaware upon the completion of the Domestication (but prior to the consummation of the Reorganization Merger) and will provide for two classes of common stock of GDH Delaware: Class A common stock and Class B common stock.
If the Domestication and the Domestication Charter and Bylaws Amendment are approved by GDHL shareholders and effectuated then, following the Domestication, GDHL’s affairs will no longer be governed by GDHL’s current memorandum and articles of association (the “Existing Organizational Documents”) under the Cayman Islands Companies Act (As Revised), but rather GDH Delaware’s affairs will be governed by the Proposed Organizational Documents under the DGCL. The Proposed Organizational Documents will consist of a certificate of incorporation substantially in the form attached to this prospectus as Annex [•] (the “Proposed Charter”) and bylaws substantially in the form attached to this prospectus as Annex [•] (the “Proposed Bylaws”).
GDHL is proposing the adoption of the Proposed Organizational Documents in connection with the Domestication because they contain provisions typical of other Delaware public companies. Additionally, in the Reorganization Merger, the certificate of incorporation and bylaws of Pubco will be amended and restated to be substantively identical to the Proposed Organizational Documents (and the term “Proposed Organizational Documents” shall refer, following the Reorganization Merger, to the certificate of incorporation and bylaws of Pubco as so amended). As a result of and following the Reorganization and the Reorganization Merger, Pubco will succeed GDHL as the publicly traded company.
The Existing Organizational Documents, which govern GDHL’s affairs under the Cayman Islands Companies Act (As Revised), differ materially from the Proposed Organizational Documents, which will govern GDH Delaware’s affairs under the DGCL. Accordingly, GDHL shareholders are being asked to approve four separate proposals with respect to certain material differences between the Existing Organizational Documents and the Proposed Organizational Documents, which are referred to as the “Domestication Charter and Bylaws Differences.” The Domestication Charter and Bylaws Differences include certain differences between such documents as described in further detail under “The Proposed

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Transactions.” A summary of each of the Domestication Charter and Bylaws Differences Proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Organizational Documents.
	Existing Organizational Documents	Proposed Organizational Documents
Quorum for Shareholder Action—Organizational Documents Proposal A	The Existing Organizational Documents provide that two or more GDHL shareholders holding at least 25% in par value of the GDHL ordinary shares entitled to vote constitutes a quorum for a GDHL shareholder meeting.	The Proposed Organizational Documents provide that presence of a majority of the outstanding voting power of GDH Delaware at a GDH Delaware shareholder meeting constitutes a quorum for a GDH Delaware shareholder meeting, except where a separate vote by a class or series of classes of shares is required, the presence in person or by proxy of a majority of the voting power of all outstanding shares of stock of such class or series of classes, as applicable, constitutes quorum.
Removal of Directors— Organizational Documents Proposal B	The Existing Organizational Documents provide that any director may be removed by an affirmative vote of at least 66 2∕3% of the total voting power of the outstanding GDHL ordinary shares.	The Proposed Organizational Documents provide that directors may be removed, with or without cause, by the majority vote of the total voting power of outstanding shares of GDH Delaware common stock, voting together as a single class.
Exclusive Forum— Organizational Documents Proposal C	The Existing Organizational Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.	The Proposed Organizational Documents provide that, unless GDH Delaware consents to a different forum, (i) certain specified actions and proceedings may only be brought before the Court of Chancery of the State of Delaware (or another state or federal district court in the State of Delaware), and (ii) any complaint asserting a cause of action arising under the Securities Act may only be brought before the federal district courts of the United States.
Ownership Limitations— Organizational Documents Proposal D	The Existing Organizational Documents do not contain provisions relating to ownership limitations.	In order to comply with applicable money transmitter laws in the United States, the Proposed Organizational Documents provide that GDH Delaware’s board may take certain actions including (i) preventing the transfer of capital stock, (ii) redeeming capital stock at par or

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Existing Organizational Documents	Proposed Organizational Documents
(iii) restricting the exercise of rights with respect to capital stock, in certain circumstances in which a stockholder would potentially hold more than 9.9% of the total issued and outstanding shares of GDH Delaware on a fully diluted basis.
GDHL shareholders are being asked to consider and vote upon the Domestication Charter and Bylaws Amendment and the Domestication Charter and Bylaws Differences. BitGo stockholders are not being asked to consider and vote upon, on a standalone basis, the Domestication Charter and Bylaws Amendment or the Domestication Charter and Bylaws Differences, but BitGo stockholders must generally approve and adopt the Merger Agreement, which contemplates the Domestication Charter and Bylaws Amendment and the Domestication Charter and Bylaws Differences.
The Domestication Charter and Bylaws Amendment will occur concurrently with the Domestication, which the Merger Agreement contemplates will occur on the business day prior to the date of the Reorganization Merger and the closing of the BitGo Acquisition, unless GDHL and Pubco elect to complete the Domestication earlier. The BitGo Acquisition is expected to occur upon the satisfaction (or, if permitted, waiver) of all of the conditions set forth in the Merger Agreement and described in this prospectus.
The Issuance of Class B Common Stock
Following the Reorganization but prior to the Reorganization Merger, GDH Delaware expects to issue a number of shares of Class B common stock of GDH Delaware (which shares of Class B common stock of GDH Delaware will convert by operation of law into shares of Class B common stock of Pubco in the Reorganization Merger) to each Existing LP of GDH LP equal to the number of limited partnership units of GDH LP held by each such Existing LP immediately following the Domestication, which issuance is referred to as the “Issuance of Class B Common Stock.”
The shares of Class B common stock of Pubco will not have any rights to receive dividends or distributions on liquidation of Pubco (beyond their par value), and will solely represent voting interests in Pubco (with each Existing LP continuing to hold their economic interest in GDH LP directly by virtue of their ownership of LP Units, into which the Class B Units of GDH LP will convert by operation of law upon consummation of the continuation of GDH LP as a Delaware limited partnership). Each holder of a share of Class B common stock will be entitled to one vote per share, and will vote together with holders of shares of Class A common stock on all matters submitted to a vote of holders of Pubco common stock.
GDHL shareholders, excluding persons required to be excluded for the purpose of such vote under MI 61-101, are being asked to consider and vote upon the Issuance of Class B Common Stock. BitGo stockholders are not being asked to consider and vote upon, on a standalone basis, the Issuance of Class B Common Stock, but BitGo stockholders must generally approve and adopt the Merger Agreement, which contemplates the Issuance of Class B Common Stock.
The Issuance of Class B Common Stock will occur immediately following the Domestication, which the Merger Agreement contemplates will occur on the business day prior to the date of the Reorganization Merger and the closing of the BitGo Acquisition, unless GDHL and Pubco elect to complete the Domestication earlier. The BitGo Acquisition is expected to occur upon the satisfaction (or, if permitted, waiver) of all of the conditions set forth in the Merger Agreement and described in this prospectus.
The Reorganization Merger
Among other transactions, GDHL expects to consummate a merger with Reorganization Merger Sub, in which Reorganization Merger Sub will merge with and into GDH Delaware, with GDH Delaware continuing as the surviving corporation and a direct wholly-owned subsidiary of Pubco, which merger is referred to as the “Reorganization Merger.” In the Reorganization Merger, each share of Class A common

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stock and Class B common stock of GDH Delaware will convert, automatically and by operation of law, on a one-for-one basis into one share of Class A common stock and Class B common stock of Pubco, respectively. Additionally, in the Reorganization Merger, the certificate of incorporation and bylaws of Pubco will be amended and restated to be substantively identical to the Proposed Organizational Documents (and the term “Proposed Organizational Documents” shall refer, following the Reorganization Merger, to the certificate of incorporation and bylaws of Pubco as so amended). Following the Reorganization Merger, each share of Class A common stock and Class B common stock of Pubco will entitle its holder to one vote per share on all matters submitted to a vote of Pubco stockholders. Shares of Class B common stock of Pubco will not have any rights to receive dividends or distributions on liquidation of Pubco (beyond their par value).
As a result of and following the Reorganization and the Reorganization Merger, Pubco will succeed GDHL as the publicly traded company in which existing holders of GDHL ordinary shares will own their interests, and all securities being registered pursuant to the registration statement of which this prospectus is a part will be issued by Pubco as the continuing parent entity following such transactions.
Following the Reorganization and the Reorganization Merger, Pubco will be a holding company. All of our activities are, and will following the Reorganization and the Reorganization Merger be, conducted through GDH LP and its subsidiaries, and Pubco’s principal assets following the Reorganization and the Reorganization Merger will be its direct and indirect ownership of (i) certain limited partnership interests of GDH LP, which will entitle it to a corresponding percentage ownership of the economic interest in our business, and (ii) all of the general partnership interests of GDH LP, which will entitle it to control our business. Following the Reorganization and the Reorganization Merger, (i) Pubco will own 100% of GDH Delaware, which will be the sole general partner of GDH LP and thereby will control all actions of GDH LP, and (ii) entities controlled by Michael Novogratz will own and control approximately [•]% of Pubco’s voting securities and ultimately effectively control our business.
Assuming the Reorganization is approved by GDHL shareholders, the Reorganization Merger is not required to be, and will not be, submitted to a vote of GDHL or GDH Delaware shareholders. BitGo stockholders are not being asked to consider and vote upon, on a standalone basis, the Reorganization Merger, but BitGo stockholders must generally approve and adopt the Merger Agreement, which contemplates the Reorganization Merger.
Pursuant to the registration statement of which this prospectus forms a part, Pubco is registering shares of Pubco Class A common stock issuable to GDHL shareholders upon completion of the Reorganization Merger. In addition, Pubco is also registering the issuance of shares of Class A common stock that will be issuable upon the exercise or settlement of our outstanding Warrants, options and restricted stock following the Reorganization and the Reorganization Merger. Each Warrant will entitle the holder thereof to receive one share of Pubco Class A common stock at an exercise price of $8.25 per share, exercisable on or prior to November 12, 2022, and in each case subject to adjustment in accordance with the warrant instrument governing the Warrants. See “Description of Pubco Capital Stock—Warrants”.
The Reorganization Merger is expected to occur on the date of the closing of the BitGo Acquisition, one minute prior to the effective time of the Second Merger. The BitGo Acquisition is expected to occur upon the satisfaction (or, if permitted, waiver) of all of the conditions set forth in the Merger Agreement and described in this prospectus.
The Second Merger and the BitGo Acquisition
Pursuant to the Merger Agreement, and subject to the terms and conditions set forth therein and the approval of BitGo stockholders, Merger Sub 2 will merge with and into BitGo, with BitGo continuing as the surviving corporation and an indirect wholly-owned subsidiary of GDH LP and a consolidated subsidiary of Pubco, which is referred to as the “Second Merger” and together with the Reorganization Merger, the “Mergers.” In the BitGo Acquisition, pursuant to the Merger Agreement, BitGo stockholders will receive cash and shares of Class A common stock of Pubco in exchange for their shares of stock of BitGo.
The aggregate consideration to BitGo stockholders will consist of 33.8 million shares of Class A common stock of Pubco and $265 million in cash, subject to certain adjustments (including an adjustment

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for the estimated net after tax proceeds from BitGo digital assets that are to be liquidated prior to the closing of the Second Merger) and deferred purchase price considerations, implying an aggregate transaction value of approximately $1.2 billion based on GDHL’s closing share price of $[•] per share on May 4, 2021, the day prior to the date of the Merger Agreement (after converting such share price into U.S. dollars at an exchange rate of [•] CAD to USD as of [•], 2021), and $[•] based on GDHL’s closing share price of $[•] on [•] (after converting such share price into U.S. dollars at an exchange rate of [•] CAD to USD as of [•], 2022).
Because GDHL’s and, after the effectiveness of the Reorganization Merger, Pubco’s, share price will fluctuate between now and the closing of the Second Merger, and because the consideration to be received by BitGo stockholders will not be adjusted to reflect changes in GDHL’s and, after the effectiveness of the Reorganization Merger, Pubco’s, share price, BitGo stockholders cannot be sure of the value of the shares of Pubco Class A common stock they will receive in the transaction and the value of the shares of Pubco Class A common stock received by BitGo stockholders in the transaction may differ from the implied value based on, May 4, 2021, the share price on the day prior to the date of the Merger Agreement or on the date this prospectus is first distributed to BitGo stockholders.
Pursuant to the registration statement of which this prospectus forms a part, Pubco is registering shares of Pubco Class A common stock issuable to BitGo stockholders upon completion of the Second Merger.
The Second Merger is not required to be, and will not be, at any time submitted to a vote of GDHL, GDH Delaware or Pubco shareholders. BitGo stockholders must approve the Second Merger and also generally approve and adopt the Merger Agreement, which contemplates the Second Merger.
The Second Merger and the closing of the BitGo Acquisition are expected to occur upon the satisfaction (or, if permitted, waiver) of all of the conditions set forth in the Merger Agreement and described in this prospectus. None of the parties to the Merger Agreement can predict, however, the actual date on which the BitGo Acquisition will be completed, or whether it will be completed, because the closing of the BitGo Acquisition is subject to certain factors outside the control of each of the parties to the Merger Agreement.
The Meeting
GDHL will hold a special meeting, which shall constitute an extraordinary general meeting for purposes of GDHL’s memorandum and articles of association, which is referred to as the “Meeting,” of the holders of ordinary shares of GDHL in person on [•] at [•] (local time) at [•] or virtually via live webcast at [•]. GDHL shareholders will vote on the following proposals at the Meeting:
1.
to approve by special resolution a reorganization comprised of:

•
the Domestication, which is referred to as the “Domestication Proposal”;

•
the Governing Documents Amendment, which is referred to as the “Governing Documents Amendment Proposal”;

•
upon the consummation of the Domestication, the Domestication Charter and Bylaws Amendment, which is referred to as the “Domestication Charter and Bylaws Amendment Proposal”;

•
four separate proposals with respect to certain material differences between the existing organizational documents and the proposed organizational documents of GDH Delaware following its domestication as a Delaware corporation, which are referred to as the “Domestication Charter and Bylaws Differences Proposals”;

2.
to approve by a simple majority, excluding persons required to be excluded for the purpose of such vote under MI 61-101, the Issuance of Class B Common Stock, which is referred to as the “Issuance of Class B Common Stock Proposal”; and

3.
to approve by ordinary resolution the technical proposal to allow the chairman to adjourn the Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the

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approval of the Domestication Proposal, the Governing Documents Amendment Proposal, the Domestication Charter and Bylaws Amendment Proposal, the Domestication Charter and Bylaws Differences Proposals and the Issuance of Class B Common Stock Proposal, which is referred to as the “Adjournment Proposal”.
Each of the Proposals that must be approved by special resolution must be approved, as a matter of Cayman Islands law, by the affirmative vote of the holders of not less than two-thirds of the ordinary shares of GDHL who, being present in person or virtually or represented by proxy and entitled to vote at the Meeting, vote at the Meeting. Each of the Proposals that must be approved by ordinary resolution must be approved, as a matter of Cayman Islands law, by the affirmative vote of the holders of a majority of the ordinary shares of GDHL who, being present in person or virtually or represented by proxy and entitled to vote at the Meeting, vote at the Meeting. The Issuance of GDH Delaware Class B Common Stock must be approved by a simple majority, excluding persons required to be excluded for the purpose of such vote under MI 61-101.
The Domestication Charter and Bylaws Amendment Proposal and each of the Domestication Charter and Bylaws Differences Proposals is conditioned on the approval of the Domestication Proposal. The Adjournment Proposal is not conditioned on the approval of any other Proposal.
The quorum for the transaction of business at the Meeting consists of two or more GDHL’s shareholders holding at least 25% in par value of GDHL’s ordinary shares entitled to vote at the Meeting being individuals present in person or virtually or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy. As of the GDHL Record Date, [•] ordinary shares of GDHL, in the aggregate, would be required to achieve a quorum.
Only Registered Shareholders of record at the close of business on [•], which is referred to as the “GDHL Record Date,” will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. GDHL shareholders who are unable to or who do not wish to attend the Meeting are requested to date and sign the enclosed form of proxy promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the form of proxy. Subject to the Certification Process Adjustment (as described in this prospectus), each GDHL shareholder is entitled to one vote for each ordinary share held by such GDHL shareholder as of the close of business on the GDHL Record Date.
To be effective, a properly executed proxy must be received by mail or delivered by hand to GDHL’s transfer agent, [•]. In order to be valid and acted upon at the Meeting, a properly executed form of proxy must be received by [•] p.m. (local time) on [•], or in the event the Meeting is adjourned or postponed, not later than [•] (local time) on the day which is two business days preceding the date of the adjourned or postponed meeting. The time limit for the deposit of proxies may be waived by GDHL’s board of directors at its discretion and without notice, but GDHL’s board of directors is under no obligation to do so.
Voting Recommendation of GDHL’s Board of Directors
GDHL’s board of directors formed a special committee of independent directors comprised of all the directors of GDHL, other than Michael Novogratz (the “Special Committee”) to consider the Reorganization.
After careful consideration of, among other things, the unanimous recommendation of the Special Committee, GDHL’s board of directors has determined (with the interested directors declaring their interest and abstaining on voting with respect to the resolutions related to the Reorganization)that the Proposed Transactions are in the best interests of GDHL and its shareholders and recommends that you vote or give instruction to vote “FOR” the approval of the Proposed Transactions.
Interests of GDHL’s Current Officers and Directors in the Proposed Transactions
In considering the recommendation of GDHL’s board of directors to vote in favor of the Proposals, GDHL shareholders should be aware that, aside from their interests as GDHL shareholders, certain of our directors and officers have interests in the Proposals that are different from, or in addition to, those of other GDHL shareholders generally. GDHL’s directors were aware of and considered these interests, among other matters, in evaluating the Proposals and in recommending to GDHL shareholders that they approve the Proposals. GDHL shareholders should take these interests into account in deciding whether to approve

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
the Proposals. For a further discussion of these interests, see the section entitled “Interests of GDHL’s Current Officers and Directors in the Proposed Transactions.”
The Written Consent
BitGo stockholders are receiving this prospectus because they are being asked to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the BitGo Acquisition, by signing and returning the written consent furnished to BitGo stockholders with this prospectus, a copy of which is attached to this prospectus as Annex [•], which is referred to as the “Written Consent.” BitGo will not call or convene any meeting of its stockholders in connection with the BitGo Acquisition. The BitGo board of directors has set [•] as the record date, which is referred to as the “BitGo Record Date,” for determining the BitGo stockholders entitled to execute and deliver the Written Consent. If you are a BitGo stockholder on the BitGo Record Date, you are urged to complete, date and sign the enclosed Written Consent and promptly return it to BitGo when your signature to the Written Consent will be solicited by BitGo.
The adoption of the Merger Agreement and the transactions contemplated thereby by BitGo stockholders requires the affirmative vote or consent of (i) the holders of at least a majority of the issued and outstanding shares of BitGo common and preferred stock (voting on an as-converted-to-BitGo Class A common stock basis with respect to any shares of BitGo preferred stock) entitled to vote thereon, (ii) the holders of at least a majority of the outstanding shares of BitGo common stock (voting on an as-converted-to-BitGo Class A common stock basis with respect to any shares of BitGo Class F common stock) entitled to vote thereon and (iii) the holders of at least a majority of the outstanding shares of BitGo preferred stock (voting on an as-converted-to-BitGo Class A common stock basis with respect to any shares of BitGo preferred stock) entitled to vote thereon, which vote or consent is referred to as the “BitGo Stockholder Approval.”
Subsequently to the execution of the Merger Agreement, certain stockholders of BitGo, each of whom is an executive officer, directors, affiliate, founder, family member or holder of 5% or more of BitGo’s voting equity securities and who collectively hold approximately [•]% of BitGo’s outstanding shares as of the BitGo Record Date, entered into a support agreement, which is referred to as the “Support Agreement,” pursuant to which they agreed to, as promptly as reasonably practicable (and in any event within two business days) after the registration statement of which this prospectus forms a part is declared effective by the SEC, to execute and deliver a counterpart to the Written Consent. The execution and delivery of the Written Consent by all parties to the Support Agreement will constitute the BitGo Stockholder Approval.
Voting Recommendation of BitGo’s Board of Directors
After careful consideration, BitGo’s board of directors has considered the Second Merger and the other transactions contemplated by the Merger Agreement and has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of BitGo and BitGo’s stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, (iii) directed that the approval of the Merger Agreement and the transactions contemplated thereby be submitted for approval and adoption by BitGo’s stockholders and (iv) recommended the approval and adoption of the Merger Agreement and the transactions contemplated thereby by BitGo’s stockholders.
Interests of BitGo’s Current Officers and Directors in the BitGo Acquisition
BitGo stockholders should be aware that some of BitGo’s directors and officers have interests in the BitGo Acquisition that may be different from, or in addition to, the interests of BitGo stockholders generally. BitGo’s board of directors was aware of and considered these interests, among other matters, in deciding to approve the terms of the merger agreement and the transaction. BitGo stockholders should take these interests into account in deciding whether to approve the BitGo Acquisition. For a further discussion of these interests, see the section entitled “Interests of BitGo’s Directors and Officers in the BitGo Acquisition.”

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Summary Risk Factors
Our business and ownership of our Class A common stock is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” included in this prospectus. Some of these risks include:
•
We have limited operating history. Our business lines are nascent, unproven and subject to material legal, regulatory, operational, reputational, tax and other risks in every jurisdiction and are not assured to be profitable.

•
Our operating results have and will significantly fluctuate due to a variety of factors, including the highly volatile nature of cryptocurrency.

•
Our operating results are dependent on the prices of digital assets and volume of transactions that we conduct. If such price or volume declines, our business, operating results, and financial condition would be adversely affected.

•
A determination that a digital asset is a “security” for purposes of the federal securities laws could adversely affect the value of that digital asset and potentially digital assets generally, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of the Class A common stock.

•
A determination that a digital asset is a “security” for purposes of the federal securities laws could have adverse regulatory consequences for us, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of the Class A common stock.

•
Our process for analyzing whether or not a particular digital asset is a security for purposes of the federal securities laws may not yield results that are consistent with subsequent determinations by the SEC or federal courts, or with similar determinations made by our competitors.

•
We are highly dependent on our Founder, which exposes stockholders to material and unpredictable “key man” risk.

•
Our Founder’s public profile makes it more likely that we will attract material regulatory scrutiny, which would be costly and distracting regardless of whether we have engaged in any unlawful conduct.

•
If we fail to develop, maintain and enhance our brand and reputation, our business operating results and financial condition may be adversely affected.

•
We operate in a highly competitive industry and we compete against unregulated or less regulated companies and companies with greater financial and other resources, and our business, operating results, and financial condition may be adversely affected if we are unable to respond to our competitors effectively.

•
If we cannot keep pace with rapid industry changes to provide new and innovative products and services, the use of our products and services, and consequently our revenue, could decline, which could adversely impact our business, operating results, and financial condition.

•
Changes in the value levels of the assets may cause our assets under management (“AUM”), revenue and earnings to decline.

•
We may fail to develop and execute successful investment or trading strategies.

•
The success of our investment banking business will depend on our ability to generate and maintain ongoing, profitable client demand for our services and our ability to remain competitive in the digital asset investment banking space.

•
Digital assets represent a new and rapidly evolving industry, and the market price of our Class A common stock may be impacted by the acceptance of Bitcoin and other digital assets.

•
The prices of digital assets are extraordinarily volatile.

•
The emergence of DeFi subjects us to evolving risks and uncertainties relating to our investments and our services.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
•
Regulatory changes or actions by the U.S. Congress or any U.S. federal or state agencies may affect our business or restrict the use of one or more digital assets, mining activity or the operation of the digital asset exchanges in a manner that adversely affects our business.

•
Pubco is a holding company and our principal asset after completion of the Reorganization and the Reorganization Merger will be our direct and indirect ownership interest in GDH LP and we are accordingly dependent upon distributions from GDH LP to pay dividends, if any, and taxes, make payments under the Tax Receivable Agreement and pay other expenses.

•
The market price and trading volume of our Class A common stock may be volatile, and could, upon listing on the Nasdaq, be subject to even greater volatility. Market volatility may affect the value of an investment in our Class A common stock and could subject us to litigation.

•
The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies. If financial accounting standards undergo significant changes, our operating results could be adversely affected.

•
Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future relating to digital asset holdings.

•
We will face new challenges, increased costs and administrative responsibilities as a result of Domestication, and management will devote substantial time to related compliance initiatives.

•
If the BitGo Acquisition is consummated, we will be subject to material risks and uncertainties associated with custodying cryptocurrencies and other digital assets.

•
We may not be able to integrate BitGo successfully or manage the combined business effectively, and many of the anticipated synergies and other benefits of acquiring BitGo may not be realized or may not be realized within the expected time frame.

•
Due to the unregulated nature and lack of transparency surrounding the operations of digital asset exchanges, they may experience fraud, security failures or operational problems, which may adversely affect the value of digital assets traded on those exchanges and, consequently, our investments and our Class A common stock.

The risk factors highlighted in the section titled “Risk Factors” included in this prospectus should be carefully considered.
Summary of Historical Financial Data
The following tables present summary historical consolidated financial and operating data for Galaxy’s business as of the dates and for the periods indicated. The summary consolidated statements of operations data presented below for the fiscal years ended December 31, 2020 and 2019 and the summary consolidated statements of financial position data as of December 31, 2020 and 2019 have been derived from the audited consolidated financial statements of GDH LP appearing at the end of this prospectus. The summary consolidated statements of operations data presented below for the nine months ended September 30, 2021 and 2020 and the summary consolidated statement of financial position data as of September 30, 2021 have been derived from the unaudited consolidated financial statements of GDH LP appearing at the end of this prospectus. Results for any interim period are not necessarily indicative of the results that may be expected for the full fiscal year or any future period. We have also included, as a supplement to our GAAP financial results, certain non-GAAP financial measures that management uses for various purposes in evaluating the business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Galaxy—Non-GAAP Financial Measures.” Such measures have been prepared by, and are the responsibility of, Galaxy’s management, and have not been audited or reviewed by our independent registered public accounting firm.
The summary consolidated historical financial and operating data is not necessarily indicative of the results to be expected in any future period. You should read the following summary historical financial and operating data in conjunction with the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes appearing at the end of this prospectus. The summary consolidated financial

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
and other data in this section are not intended to replace, and are qualified in their entirety by, our consolidated financial statements and related notes thereto included elsewhere in this prospectus.
	For nine months ended September 30,		For the years ended December 31,
(in thousands)	2021	2020	2020	2019
Net Revenues	$63,274,375	$1,805,505	$9,674,203	$2,412,837
Total cost of revenues	61,882,619	1,720,515	9,138,767	2,311,365
Gross profit	1,391,756	84,990	535,436	101,472
Total operating expenses	261,368	42,478	72,001	77,286
Total other income	(9,003)	(562)	(14,880)	670
Net income	$1,121,385	$41,950	$448,555	$24,856
Net income attributable to Unit holders	965,255	36,422	295,170	25,031
Adjusted net income(1)	$1,261,301	$58,782	$413,154	$54,670

(1)
Adjusted net income is a non-GAAP financial measure. For additional information on why we present our non-GAAP financial measures, the limitations associated with using our non-GAAP financial measures and reconciliations of each of our non-GAAP financial measures to the most comparable applicable GAAP measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Galaxy—Non-GAAP Financial Measures.”

	As of September 30,	As of December 31,
(in thousands)	2021	2020	2019
Cash	$275,767	$137,951	$106,263
Digital assets	1,837,882	844,634	78,979
Other current assets	674,423	191,308	42,903
Non-current assets	845,792	293,603	167,275
Total assets	$3,633,864	$1,467,496	$395,420
Total liabilities	1,480,811	478,447	47,855
Unit holders’ capital	1,682,303	703,093	340,246
Noncontrolling interests	470,750	285,956	7,319
Total liabilities and equity	$3,633,864	$1,467,496	$395,420
Net digital assets(2)	$516,460	$452,490	$63,700
Fair value adjustment	355,774	95,239	7,422
Net digital assets at fair value(2)	$872,234	$547,729	$71,122

(2)
Each of net digital assets and net digital assets at fair value is a non-GAAP financial measure. For additional information on why we present our non-GAAP financial measures, the limitations associated with using our non-GAAP financial measures and reconciliations of each of our non-GAAP financial measures to the most comparable applicable GAAP measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Galaxy—Non-GAAP Financial Measures.”

Summary of Unaudited Pro Forma Condensed Combined Financial Information
The following tables present Pubco’s unaudited pro forma condensed combined statements of operations data for the nine months ended September 30, 2021 and for the year ended December 31, 2020 and reflect GDH LP’s historical financial statements adjusted for the pro forma effects of the following transactions:
•
The Reorganization and the Reorganization Merger described under “The Proposed Transactions,”

•
The creation of certain tax assets in connection with the Reorganization,

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
•
The Second Merger and the BitGo Acquisition transactions described under “The Proposed Transactions,” and

•
the issuance of the Exchangeable Notes.

The unaudited pro forma condensed combined statements of operations data for the nine months ended September 30, 2021 and for the year ended December 31, 2020 give pro forma effect to the Proposed Transactions as if they had occurred on January 1, 2020. The summary pro forma data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information of Pubco appearing elsewhere in this prospectus and the accompanying notes thereto. See “Unaudited Pro Forma Condensed Combined Financial Statements.”
	For the year ended December 31, 2020		Nine months ended September 30, 2021
	Pro Forma for the Reorganization, the Reorganization Merger and the Exchangeable Notes Issuance	Pro Forma for the BitGo Acquisition	Pro Forma for the Reorganization, the Reorganization Merger and the Exchangeable Notes Issuance	Pro Forma for the BitGo Acquisition
	(in thousands)
Revenues	$9,674,203	$7,685,780	$63,274,375	$63,832,812
Cost of revenues	9,138,767	9,235,602	61,882,619	64,802,292
Gross profit	535,436	(1,549,822)	1,391,756	(969,480)
Total operating expenses	72,001	166,812	261,368	325,439
Total other income	(32,005)	(32,005)	(21,847)	(21,847)
Income tax expense	(179)	(26,984)	58,532	59,411
Net income/(loss)	431,609	(1,721,655)	1,050,009	(1,376,177)
Net income/(loss) attributable to Common shareholders	$82,489	$(715,144)	$268,122	$(618,106)
Material Tax Consequences to GDHL Shareholders
Certain Canadian Federal Income Tax Considerations of the Reorganization and the Reorganization Merger
The Reorganization and the Reorganization Merger are not expected to give rise to a taxable event for GDHL shareholders who are residents of Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”), except to the extent that such a shareholder elects for subsection 87(8) of the Tax Act not to apply in respect of the disposition of such shareholder’s shares of Class A common stock of GDH Delaware in the Reorganization Merger. A Canadian resident GDHL shareholder who does not make such an election will generally acquire their shares of Pubco Class A common stock at a tax cost equal to the tax cost of their GDHL ordinary shares immediately before the Reorganization. The Canadian federal income tax consequences of holding shares of Pubco Class A common stock following completion of the Reorganization and the Reorganization Merger will be substantially similar to the Canadian federal income tax consequences of holding GDHL ordinary shares.
The brief Canadian tax summary provided above is qualified in its entirety by the section “Certain Canadian Federal Income Tax Considerations” below. GDHL shareholders are urged to consult with and rely on their own tax advisors to determine the particular tax consequences to them of the Proposed Transactions as well as the tax consequences of the ownership and disposition of shares of Pubco Class A common stock received pursuant to the Reorganization Merger. For more information, see “Certain Canadian Federal Income Tax Considerations.”
Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders and Holders of GDHL Warrants
The Domestication may trigger U.S. federal income tax for U.S. Holders (as defined in “Certain U.S. Federal Income Tax Considerations—Material U.S. Tax Consequences of the Domestication and

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Reorganization Merger to GDHL Shareholders and Holders of GDHL Warrants”) of GDHL ordinary shares. In general, subject to the potential application of the PFIC rules (as described in “Certain U.S. Federal Income Tax Considerations—Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders and Holders of GDHL Warrants—U.S. Tax Consequences of the Domestication—PFIC Considerations with Respect to the Domestication”), U.S. Holders who own GDHL ordinary shares with a fair market value of at least $50,000 at the time of the Domestication, but who are not 10% shareholders (as defined in “Certain U.S. Federal Income Tax Considerations—Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders and Holders of GDHL Warrants—U.S. Tax Consequences of the Domestication”) will recognize gain (but not loss) with respect to the deemed receipt of shares of GDH Delaware common stock in the Domestication (unless they elect to include in income, as a dividend, the “all earnings and profits amount,” if any, as described in “Certain U.S. Federal Income Tax Considerations—Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders and Holders of GDHL Warrants—U.S. Tax Consequences of the Domestication”). Subject to the potential application of the PFIC rules, U.S. Holders who are 10% shareholders on the date of the Domestication will generally be required to include in income, as a dividend, the “all earnings and profits amount,” if any. Although the determination of earnings and profits for U.S. federal income tax purposes is complex and depends on a number of factors, GDHL has determined that it did not have any earnings and profits in any taxable year since its formation through its taxable year ended December 31, 2020, and does not expect to have any earnings and profits for its taxable year ended December 31 2021 and its taxable year ending as of the date of the Domestication. Subject to the potential application of the PFIC rules, U.S. Holders who own GDHL ordinary shares with a fair market value of less than $50,000 and who are not 10% shareholders should not be required to recognize any gain or loss in connection with the Domestication, and generally should not be required to include any part of the “all earnings and profits amount,” if any, in income. Subject to the rules described above and the potential application of the PFIC rules, a U.S. Holder of GDHL warrants should not recognize gain or loss with respect to the exchange of GDHL warrants for GDH Delaware warrants in the Domestication.
In addition to the foregoing, the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code. See “Certain U.S. Federal Income Tax Considerations—Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders and Holders of GDHL Warrants” below for more information regarding certain U.S. federal income tax considerations relevant to U.S. Holders with respect to the Domestication, including the potential application of the PFIC rules.
GDHL has received an opinion of counsel to the effect that, under the U.S. federal income tax laws in effect as of the date of such opinion, (i) the Reorganization Merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) the exchange by a U.S. Holder of GDH Delaware Class A common stock (received in the Domestication) for Pubco Class A common stock pursuant to the Reorganization Merger, taken together with the Second Merger, should qualify as an exchange governed by Section 351(a) of the Code. However, the obligations of the parties to consummate the Reorganization Merger and the Second Merger are not conditioned upon the receipt, as of the closing of such transactions, by either GDHL or BitGo of a tax opinion from its counsel or any other counsel on the qualification of the Reorganization Merger as a “reorganization” or of such exchange as an exchange governed by Section 351(a) of the Code. An opinion of counsel represents counsel’s legal judgment but is not binding on the IRS or any court, and relies on the present and continuing accuracy of certain assumptions, representations, warranties and covenants of the parties, including representations as to certain facts that cannot be known until the closing of the Second Merger. If any of these assumptions, representations, warranties or covenants is or becomes incorrect, incomplete or inaccurate, or is violated, or if the IRS were to successfully challenge the status of the Reorganization Merger as a “reorganization” within the meaning of Section 368(a) of the Code or as an exchange governed by Section 351(a) of the Code, the tax consequences of the Reorganization Merger could differ from those set forth below in the section entitled “Certain U.S. Federal Income Tax Considerations,” and U.S. Holders of GDH Delaware Class A common stock or GDH Delaware warrants could be subject to U.S. federal income tax upon the receipt of Pubco Class A common stock or Pubco warrants, as applicable, in the Reorganization Merger. For a more detailed discussion of the consequences of the Reorganization Merger to U.S. Holders, see the section entitled “Certain U.S. Federal

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Income Tax Considerations—Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders and Holders of GDHL Warrants—U.S. Tax Consequences of the Reorganization Merger.”
U.S. Holders are strongly urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the Domestication and the Reorganization Merger to them in their particular circumstances, including whether they would be considered 10% shareholders, whether to make the “all earnings and profits” election where applicable, the appropriate filing requirements with respect to this election and the potential application of the PFIC rules to the Domestication.
Non-U.S. Holders (as defined in “Certain U.S. Federal Income Tax Considerations—Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders and Holders of GDHL Warrants”) generally should not be subject to U.S. federal income tax in respect of the Domestication and Reorganization Merger, unless they have certain connections to the United States. However, depending on their particular circumstances (including their jurisdiction of fiscal residence), Non-U.S. Holders may be subject to non-U.S. taxes in respect of the Proposed Transactions.
The summary provided above is qualified in its entirety by the section “Certain U.S. Federal Income Tax Considerations—Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders and Holders of GDHL Warrants” below, which sets forth the material U.S. federal income tax considerations generally relevant to GDHL shareholders and holders of GDHL warrants participating in the Domestication and the Reorganization Merger. GDHL shareholders and holders of GDHL warrants are urged to consult with their own tax advisors to determine the particular tax consequences to them of the Domestication and the Reorganization Merger, as well as the tax consequences of the ownership and disposition of Pubco Class A common stock or Pubco warrants received pursuant to these transactions.
Certain Cayman Islands Income Tax Considerations
Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporate tax. For more information, please see “Certain Cayman Islands Income Tax Considerations.”
Material U.S. Federal Income Tax Consequences of the Second Merger to BitGo Stockholders
The portion of the cash consideration to a BitGo stockholder in the Second Merger that is attributable to (A) any indebtedness incurred by Merger Sub 2 for the purpose of funding all or a portion of the cash consideration pursuant to the Merger Agreement and (B) any cash of BitGo or any of its subsidiaries that is transferred to the exchange agent pursuant to the Merger Agreement, to be treated as a distribution in partial redemption of the shares held by such BitGo stockholder subject to the provisions of Section 302(a) and Section 302(b)(3) of the Code, though this treatment is not free from doubt. The payment of any other cash or consideration (other than Pubco Class A common stock) to any BitGo stockholder pursuant to the Merger Agreement to be treated as a sale by the BitGo stockholders of a portion of their BitGo stock.
In each case above, a U.S. Holder of shares of BitGo stock will generally recognize gain or loss equal to the difference between the cash or other consideration received (other than the Pubco Class A common stock) and the adjusted tax basis of the BitGo stock treated as exchanged therefor.
BitGo has received an opinion of counsel to the effect that, under the U.S. federal income tax laws in effect as of the date of such opinion, the exchange by a U.S. Holder of BitGo stock for Pubco Class A common stock pursuant to the Second Merger, taken together with the Reorganization Merger, should qualify as an exchange governed by Section 351(a) of the Code. Notwithstanding the delivery of such opinion, however, if the IRS were to successfully challenge such qualification, the tax consequences would differ from those set forth under the section entitled “Certain U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Consequences of the Second Merger to BitGo Stockholders,” and holders of BitGo stock could be subject to U.S. federal income tax upon the receipt of Pubco Class A common stock in the Second Merger. For a more detailed discussion of the consequences of the Second Merger to U.S.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Holders, see the section entitled “Certain U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Consequences of the Second Merger to BitGo Stockholders.”
U.S. Holders are strongly urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the Second Merger to them in their particular circumstances.
The brief U.S. tax summary provided above is qualified in its entirety by the section “Certain U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Consequences of the Second Merger to BitGo Stockholders” below, including those qualifications, assumptions and limitations in that certain opinion referenced in that section, which provides a summary of the principal U.S. federal income tax considerations generally relevant to BitGo stockholders participating in the Second Merger. BitGo stockholders are urged to consult with and rely on their own tax advisors to determine the particular tax consequences to them of the Second Merger, as well as the tax consequences of the ownership and disposition of Pubco Class A common stock received pursuant to these transactions.
Appraisal and Dissenters Rights of GDHL Shareholders
There are no appraisal or dissenter rights available to holders of GDHL ordinary shares in connection with the Proposed Transactions under Cayman Islands law or the DGCL.
Appraisal and Dissenters Rights of BitGo Stockholders
Pursuant to Section 262 of the DGCL and Chapter 13 of the CCC (if deemed applicable to the transaction by virtue of Section 2115 of the CCC), holders of BitGo stock who do not execute the Written Consent approving and adopting the Merger Agreement and who otherwise strictly comply with the procedures set forth in Section 262 of the DGCL and Chapter 13 of the CCC, as applicable, have the right to seek appraisal of the fair value of their shares of BitGo stock, as determined by the Delaware Court of Chancery or applicable California superior court, respectively, if the Second Merger is completed. The “fair value” of shares of BitGo stock as determined by the Delaware Court of Chancery or applicable California superior court could be more or less than, or the same as, the value of the consideration that a BitGo stockholder would otherwise be entitled to receive under the terms of the Merger Agreement.
To exercise appraisal or dissenters’ rights, BitGo stockholders must strictly comply with the procedures prescribed by Delaware and/or California law, as applicable. These procedures are summarized in the section entitled “Appraisal and Dissenters’ Rights of BitGo Stockholders.” Failure to strictly comply with these provisions will result in a loss of the right of appraisal or dissent.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
We have made statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.” You should specifically consider the numerous risks outlined under “Risk Factors.”
Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:
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our future financial performance, including our expectations regarding and our ability to achieve and maintain future profitability;

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our limited operating history, lack of experience implementing our business plan and our ability to effectively manage our growth;

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anticipated trends, growth rates and challenges in our business, the cryptoeconomy and in the markets in which we operate;

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our failure to adhere to complex and evolving governmental laws and regulations;

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the continuing development and market acceptance of digital assets and distributed ledger technology;

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the price of digital assets globally and the volume of transactions;

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our dependence upon our Founder and the fact that we are controlled by our Founder;

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increased expenses associated with being subject to the Exchange Act and other U.S. regulation and, if successfully consummated, with being a listed company on the Nasdaq;

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our failure to maintain and grow our customer base;

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our failure to continue to innovate and provide services that are useful to customers and achieve and maintain market acceptance;

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the impact of acquisitions of or investments in complementary companies, products, services or technologies, including the BitGo Acquisition, and our ability to successfully integrate such companies or assets;

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the effects of increased competition in our markets and our failure to compete effectively;

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our revenue not growing at the rates they historically have, or at all;

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our failure to successfully execute on our growth initiatives, business strategies, or operating plans;

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the presentation of our financial statements in accordance with U.S. GAAP, and any future changes in U.S. GAAP or other accounting principles applicable to us;

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incorrect estimates or judgments relating to our critical accounting policies;

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our failure to comply with current and future federal and state privacy, security and data protection laws, regulations or standards;

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
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inadequate investment in or maintenance of our operating platform and other information technology and business systems;

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security breaches or incidents, loss or misuse of data, a failure in or breach of our operational or security systems or other disruptions;

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disruptions in our disaster recovery systems or management continuity planning;

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our ability to obtain, maintain, protect and enforce our intellectual property;

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Pubco’s dependence on distributions from GDH LP to pay its taxes and expenses, including payments under the Tax Receivable Agreement and to fund dividend payments, if any;

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our ability to realize any benefit from the Domestication or proposed organizational structure;

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the COVID-19 pandemic; and

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the other risk factors described under “Risk Factors.”

Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements contained in this prospectus are not guarantees of future performance and our actual results of operations, financial condition or liquidity, and the development of the industry and markets in which we operate, may differ materially from the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition or liquidity, and events in the industry and markets in which we operate, are consistent with the forward-looking statements contained in this prospectus, they may not be predictive of results or developments in future periods.
Any forward-looking statement speaks only as of the date of such statement. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
RISK FACTORS
Ownership of our Class A common stock involves a high degree of risk. These risks include, but are not limited to, those described below, each of which may be relevant to an investment decision. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes. If any of the following risks or other risks actually occur, our business, financial condition, results of operations, and future prospects could be materially harmed. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment.
Risks Related to Our Operations
We have limited operating history. Our business lines are nascent, unproven and subject to material legal, regulatory, operational, reputational, tax and other risks in every jurisdiction and are not assured to be profitable.
We and our subsidiaries have limited operating history on which an investor might evaluate our performance. We began operations in 2018, and publicly introduced new products and services, including buying and selling of select cryptocurrencies (our “trading business”), managing capital on behalf of third parties (our “asset management” services), our financial, investment and strategic financial services (our “investment banking” and our “principal investments” businesses, as applicable) and our suite of products and services related to Bitcoin mining (our “mining” services) in 2020. As a result, we are therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues, any of which could have a material adverse effect on us and may force us to reduce or curtail operations. Due to our limited operating history, our business model has not been fully proven and we have limited financial data that can be used to evaluate our current business and future prospects, which subjects us to a number of uncertainties, including our ability to plan for, model and manage future growth and risks. Our historical revenue growth should not be considered indicative of our future performance. For example, our operating history has coincided with a period of general macroeconomic growth in the United States, and globally as well as growth in the financial services and other industries in which we operate. We therefore have not experienced any prolonged downturn or slowdown in macroeconomic or industry growth and cannot assure that we will be able to respond effectively to any such downturn or slowdown in the future. There is no assurance that we will be successful in achieving a return on stockholders’ investment and the likelihood of success must be considered in light of the early stage of operations. Even if we accomplish these objectives, we may not generate the anticipated positive cash flows or profits. No assurance can be given that we will ever be successful in our operations and operate profitably.
Furthermore, our business lines are nascent, unproven and subject to material legal, regulatory, operational, reputational, tax and other risks in every jurisdiction and are not assured to be profitable. We may fail to be able to implement our investment or trading strategies, achieve our investment objectives, develop our business lines or produce a return for our investors. We have chosen to pursue a number of different businesses in this evolving industry. It is possible that some of these businesses may be difficult to enter and/or it may become evident that a particular business is not a productive use of capital or time. This could lead us to modify our businesses and focus. In particular, we may become involved in investments and projects that are not directly related to the digital asset or blockchain industry. These projects are likely to relate to industries and clients that we believe will benefit in the future from blockchain technology and our experience and network in digital assets industry.
From time to time, we may also launch new lines of business, offer new products and services within existing lines of business or undertake other strategic projects. There are substantial risks and uncertainties associated with these efforts and we would invest significant capital and resources in such efforts. Regulatory requirements can affect whether initiatives are able to be brought to market in a manner that is timely and attractive to our customers. Initial timetables for the development and introduction of new lines of business, products or services and price and profitability targets may not be met.
Furthermore, our revenues and costs may fluctuate due to start-up costs associated with new businesses or products and services while revenues may take time to develop, which may adversely impact our results of

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Pursuant to 17 C.F.R. Section 200.83
operations. If we are unable to successfully manage our business while reducing expenses, our ability to continue in business could depend on the ability to raise sufficient additional capital, obtain sufficient financing and monetizing assets. The occurrence of any of the foregoing risks would have a material adverse effect on our financial results, business and prospects.
Our operating results have and will significantly fluctuate due to a variety of factors, including the highly volatile nature of cryptocurrency.
Our leading sources of revenue are dependent on digital assets and the broader cryptoeconomy. Our operating results have and will significantly fluctuate due to a variety of factors, including the highly volatile nature of cryptocurrency. Significant positive or negative changes in cryptocurrency asset prices will not necessarily result in similar benefit or impairment to our operating results and financial condition. For example, the cumulative market capitalization of cryptocurrencies increased approximately 144% during the three months ended March 31, 2021, while the value of Unit holders’ capital increased 110% during the same period. Conversely, during the three months ended June 30, 2021, Unit holders’ capital decreased by 11%, while the cumulative market capitalization of cryptocurrencies decreased by 34%. Our operating results will continue to fluctuate significantly as a result of a variety of factors, many of which are unpredictable and in certain instances are outside of our control, including:
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our dependence on offerings that are dependent on digital asset trading activity, including trading volume and the prevailing trading prices for digital assets, whose trading prices and volume can be highly volatile;

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our ability to attract, maintain, and grow our customer base and engage our customers;

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changes in the legislative or regulatory environment, or actions by governments or regulators, including fines, orders, or consent decrees;

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legislative or regulatory changes that impact our ability to offer certain products or services;

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the impact of environmental, social and governance concerns surrounding digital assets;

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pricing for our products and services;

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investments we make in the development of products and services as well as technology offered to our ecosystem partners, international expansion, and sales and marketing;

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our utilization of and dependence on centralized exchanges and over-the-counter markets that are approved primarily based on our diligence review;

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macroeconomic conditions, including decreased trading in global markets or decreased demand for financial services products generally;

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disputes with our customers or regulators, adverse legal proceedings or regulatory enforcement actions, judgments, settlements, or other legal proceeding and enforcement-related costs;

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the development and introduction of existing and new products and services by us or our competitors;

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increases in operating expenses that we expect to incur to grow and expand our operations and to remain competitive;

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the timing and amount of non-cash expenses, such as stock-based compensation and asset impairment;

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system failure or outages, including with respect to third-party cryptocurrency networks, breaches of security or privacy or any inaccessibility of the third-party cryptocurrency networks due to our or third-party actions;

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changes in the overall tax rate for our business, changes in tax laws or judicial or regulatory interpretations of tax laws;

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changes in accounting standards, policies, guidance and interpretations or principles;

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changes in requirements imposed on us by regulators or by our counterparties, including net capital requirements imposed by the SEC and FINRA;

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
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our ability to attract and retain talent;

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our ability to compete with our competitors; and

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general economic conditions in either domestic or international markets, including the impact of the ongoing COVID-19 pandemic.

As a result of these factors, it is difficult for us to forecast growth trends accurately and our business and future prospects are difficult to evaluate, particularly in the short term. In view of the rapidly evolving nature of our business and the cryptoeconomy, period-to-period comparisons of our operating results may not be meaningful, and you should not rely upon them as an indication of future performance. Quarterly and annual expenses reflected in our financial statements may be significantly different from historical or projected rates. Our operating results in one or more future quarters may fall below the expectations of securities analysts and investors. As a result, the market price of our Class A common stock may increase or decrease significantly.
Our operating results are dependent on the prices of digital assets and volume of transactions that we conduct. If such price or volume declines, our business, operating results, and financial condition would be adversely affected.
Any declines in the volume of digital asset transactions, the price of digital assets, or market liquidity for digital assets generally may adversely affect our operating results. We have significant investments in digital assets. As of September 30, 2021, we held digital asset investments at a carrying value of $1.6 billion, or $516.5 million of net digital assets (which includes all digital assets categorized as assets on the statement of financial position, less all digital assets categorized as liabilities on the statement of financial position and assets that do not belong to Galaxy, and excludes stablecoins) and held $872.2 million of net digital assets at fair value. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Galaxy—Non-GAAP Financial Measures” for more information about net digital assets, net digital assets at the fair value and our other non-GAAP financial measures. In addition, Unitholders’ capital (excluding noncontrolling interests) was $1.7 billion as of such date. Changes in the value of investments and digital assets will generally have a significant impact on our results. Our operating results will be impacted by the revenues and profits we generate from the purchase, sale, and trading of digital assets. The price of digital assets and associated demand for buying, selling, and trading of digital assets have historically been subject to significant volatility. For instance, in 2017, the value of certain digital assets, including Bitcoin, experienced steep increases in value, followed by a steep decline in 2018. More recently, after recovering and reaching record highs in April 2021, the value of certain digital assets, including Bitcoin, fell by almost 50% by mid-May 2021. The price and trading volume of any digital asset is subject to significant uncertainty and volatility, and may significantly decline in the future, without recovery. Such uncertainty and volatility depend on a number of factors, including:
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market conditions across the cryptoeconomy;

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changes in liquidity, volume, and trading activities;

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trading activities on cryptocurrency platforms worldwide, many of which may be unregulated, and may include manipulative activities;

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investment and trading activities of highly active retail and institutional users, speculators, miners, and investors;

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the speed and rate at which cryptocurrency is able to gain adoption as a medium of exchange, utility, store of value, consumptive asset, security instrument, or other financial assets worldwide, if at all;

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decreased user and investor confidence in digital assets and cryptocurrency platforms;

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negative publicity and events relating to the cryptoeconomy;

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unpredictable social media coverage or “trending” of digital assets;

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the ability for digital assets to meet user and investor demands;

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the functionality and utility of digital assets and their associated ecosystems and networks, including digital assets designed for use in various applications;

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
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consumer preferences and perceived value of digital assets and digital asset markets;

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increased competition from other payment services or other digital assets that exhibit better speed, security, scalability, or other characteristics;

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regulatory or legislative changes and updates affecting the cryptoeconomy;

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the characterization of digital assets under the laws of various jurisdictions around the world;

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the maintenance, troubleshooting, and development of the blockchain networks underlying digital assets, including by miners, validators, and developers worldwide;

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the ability for cryptocurrency networks to attract and retain miners or validators to secure and confirm transactions accurately and efficiently;

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ongoing technological viability and security of digital assets and their associated smart contracts, applications and networks, including vulnerabilities against hacks and scalability;

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fees and speed associated with processing digital asset transactions, including on the underlying blockchain networks and on cryptocurrency platforms;

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financial strength of market participants;

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the availability and cost of funding and capital;

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the liquidity of cryptocurrency platforms;

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interruptions in service from or failures of major cryptocurrency platforms;

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availability of an active derivatives market for various digital assets;

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availability of banking and payment services to support cryptocurrency-related projects;

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level of interest rates and inflation;

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monetary policies of governments, trade restrictions, and fiat currency devaluations; and

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national and international economic and political conditions.

There is no assurance that any digital asset will maintain its value or that there will be meaningful levels of trading activities. In the event that the price of digital assets or the demand for trading digital assets decline, our business, operating results, and financial condition would be adversely affected.
A determination that a digital asset is a “security” for purposes of the federal securities laws could adversely affect the value of that digital asset and potentially digital assets generally, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of the Class A common stock.
Depending on its characteristics, a digital asset may be considered a “security” under the federal securities laws. The test for determining whether a particular digital asset is a “security” is complex and difficult to apply, and the outcome is difficult to predict. Public, though non-binding, statements by senior officials at the Securities and Exchange Commission (the “SEC”) indicate that the SEC does not consider Bitcoin or Ethereum to be securities, at least currently, and the SEC staff has provided informal assurances to a handful of promoters that their digital assets are not securities. On the other hand, the SEC has brought enforcement actions against the promoters of several other digital assets on the basis that the digital assets in question are securities. Moreover, in September 2021 testimony before the Senate Banking Committee, the chairman of the SEC stated that “only a small number” of digital assets are not securities. Beyond the public enforcement actions involving specific digital assets, the SEC has not yet publicly identified which specific digital assets it considers to be securities, although it is possible that the SEC could do so in the future in the context of enforcement actions or in public statements outside the enforcement context.
The SEC’s positions on the federal securities law status of particular digital assets are closely watched and can have dramatic effects, whether or not the SEC’s positions prevail in federal court. For example, in 2020 the SEC filed a complaint against the promoters of XRP alleging that they raised more than $1.3 billion through XRP sales that should have been registered under the federal securities laws, but were not. In the

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weeks following the filing of the SEC’s complaint, XRP’s market capitalization fell to less than $10 billion, which was less than half of its market capitalization in the days prior to the complaint. The SEC’s action against XRP’s promoters underscores the continuing uncertainty around which digital assets are securities.
Whether a digital asset is a security under the federal securities laws depends on whether it is included in the lists of instruments making up the definition of “security” in the Securities Act, the Exchange Act and the Investment Company Act of 1940, as amended (the “Investment Company Act”). Digital assets as such do not appear in any of these lists, although each list includes the terms “investment contract” and “note,” and the SEC has typically analyzed whether a particular digital asset is a security by reference to whether it meets the tests developed by the federal courts interpreting these terms, known as the Howey and Reves tests, respectively. For many digital assets, whether or not the Howey or Reves tests are met is difficult to resolve definitively, and substantial legal arguments can often be made both in favor of and against a particular digital asset qualifying as a security under one or both of the Howey and Reves tests. Adding to the complexity, the SEC staff has indicated that the security status of a particular digital asset can change over time as the relevant facts evolve.
Any enforcement action by the SEC or a state securities regulator, or a court decision or SEC announcement, asserting or finding that a particular digital asset is a security for purposes of the federal securities laws would be expected to have an immediate and material adverse impact on the trading value of that digital asset if it is then generally used or traded in the United States, and depending on the specific characteristics of the digital asset, could have adverse spillover effects on the trading values of other digital assets perceived to share similar characteristics that are also generally used or traded in the United States. This is because the business models behind most digital assets are incompatible with U.S. regulations applying to transactions in securities. If a digital asset is asserted or found to be a security, it is likely to become difficult or impossible for the digital asset to be traded, cleared or custodied in the United States through the same channels used by non-security digital assets. For example, all transactions in such digital asset would have to be registered with the SEC and potentially state securities regulators, or conducted in accordance with exemptions from registration, which could severely limit its liquidity and usefulness. Moreover, the network on which such digital asset is utilized may be subject to regulation as a securities intermediary, which could effectively render the network impracticable for its existing purposes. In addition to materially and adversely affecting the trading value of the digital asset, any such consequences are likely to significantly impact the digital asset’s liquidity and market participants’ ability to convert the digital asset into U.S. dollars.
As described under “—A determination that a digital asset is a ‘security’ for purposes of the federal securities laws could have adverse regulatory consequences for us, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of the Class A common stock,” the determination that a digital asset is a security under the federal securities laws could also have adverse U.S. regulatory consequences for us. But even if there were no such adverse U.S. regulatory consequences, we may nevertheless decide to terminate our services relating to that digital asset and liquidate our holdings of that digital asset while we believe a liquid market still exists, which could result in us selling that digital asset at depressed prices.
For a discussion of the potential consequences of having engaged in a digital asset transaction in the United States or with U.S. clients and counterparties in which we did not, but in retrospect should have, treated the digital asset in question as a security, see “Information About Galaxy Digital—Government Regulation—United States—Securities Regulation Generally.”
To the extent we hold any digital asset that is impacted by an assertion or finding of securities status, our business, financial condition and results of operations would be adversely impacted, as they would to the extent we earn revenues from transacting or facilitating transactions in that digital asset. Depending on which digital assets are impacted, these adverse impacts could be material to us and to the market price of the Class A common stock.
A determination that a digital asset is a “security” for purposes of the federal securities laws could have adverse regulatory consequences for us, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of the Class A common stock.
In addition to the potential for adverse consequences to our business, financial condition and results of operations described under “—A determination that a digital asset is a ‘security’ for purposes of the federal

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Pursuant to 17 C.F.R. Section 200.83
securities laws could adversely affect the value of that digital asset and potentially digital assets generally, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of the Class A common stock,” the classification of a digital asset as a security under the federal securities laws has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, clearing and holding of such assets. Although we take these implications into account for those digital assets that we treat as securities for federal securities law purposes, for a digital asset that we previously treated as not being a security for federal securities law purposes, these implications could include the following, any of which could have adverse consequences to our business, financial condition and results of operations as well as the market price of the Class A common stock:
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Liability for participating in unregistered securities offerings.   In the United States, securities generally may not be offered or sold unless registered with the SEC or an exemption from registration is available. If a digital asset is determined to be a security and we offered or sold that digital asset without a valid exemption from SEC registration requirements, we could incur liability to purchasers as well as SEC monetary fines and other penalties, including restrictions on our ability to conduct business.

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Liability for acting as an unregistered broker-dealer, national securities exchange or clearing agency.   A person in the business of effecting transactions in securities in the United States is generally subject to registration with the SEC as a “broker” or “dealer.” A platform that brings together purchasers and sellers to trade securities in the United States is generally subject to registration as a national securities exchange, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an alternative trading system. A person that facilitates clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. If a digital asset is determined to be a security and we transacted in that digital asset in a manner implicating any of the foregoing SEC registration requirements without being so registered or without a valid registration exemption, we could incur SEC monetary fines and other penalties, including restrictions on our ability to conduct business.

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Liability for operating as an unregistered investment company.   A person in the business of investing in securities in the United States is subject to registration and regulation as an investment company under the Investment Company Act, unless a valid exemption from such registration applies. The laws and regulations applicable to registered investment companies, including limitations on debt and other forms of leverage, restrictions on transactions with affiliates and other limitations on business activities generally make it impractical for an operating company such as us. If one or more digital assets is determined to be a security and we had been relying on such digital assets as not being securities for Investment Company Act purposes, we could incur SEC monetary fines and other penalties, including restrictions on our ability to conduct business. In addition, counterparties to contracts to which we are party could seek to avoid their obligations under those contracts on grounds that contracts with illegally unregistered investment companies are unenforceable.

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Obligation to restructure our operations in order to avoid operating as an unregistered investment company.   We intend to conduct our operations so that we will not be deemed to be an investment company under the Investment Company Act, If we determined that we risked becoming subject to registration as an investment company under the Investment Company Act, we would explore alternatives for avoiding this status, which may include disposing of digital asset securities, or one or more of our principal investments, or acquiring businesses or assets that are not securities, and we may be required to effect such dispositions or acquisitions under unfavorable market conditions. See “—Risks Related to Our Organizational Structure and the Pubco Class A Common Stock—If we are deemed to be an investment company under the Investment Company Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.”

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Liability for acting as an unregistered investment adviser.   A person in the business of advising others, for compensation, with respect to securities in the United States or to U.S. clients is subject to registration and regulation as an investment adviser under the Advisers Act, unless a valid exemption from such registration applies. If a digital asset is determined to be a security and we advised clients as to that digital asset in a manner implicating Advisers Act registration requirements without being

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Pursuant to 17 C.F.R. Section 200.83
so registered or without a valid registration exemption, we could incur SEC monetary fines and other penalties, including restrictions on our ability to conduct business.
We may be able to take steps in order to bring our operations into compliance with the federal securities laws following a determination that one or more digital assets in which we transact are securities, but there is no guarantee that we would be able to take such actions as may be necessary to ensure that our future activities comply with applicable law, which could force us to discontinue some or all of our business activities. In general, any steps we are able to take in order to ensure future compliance with applicable laws would not insulate us from liability for past violations.
While the above description of adverse regulatory consequences focuses on the federal securities laws, the various U.S. states and jurisdictions outside the United States also intensively regulate securities transactions, and so a U.S. state’s or other jurisdiction’s determination that a particular digital asset is a security could have similarly adverse consequences to our business, financial condition and results of operations as well as the market price of the Class A common stock.
Our process for analyzing whether or not a particular digital asset is a security for purposes of the federal securities laws may not yield results that are consistent with subsequent determinations by the SEC or federal courts, or with similar determinations made by our competitors.
We have procedures designed to analyze whether each digital asset that we seek to transact in could be deemed to be a “security” under the federal securities laws. See “Information About Galaxy Digital—Government Regulation—United States—Securities Regulation Generally.” However, because of the inherent uncertainties associated with such an analysis, we acknowledge that a particular digital asset that we transact in may in the future be found by the SEC or a federal court to be a security notwithstanding our prior conclusion; and such prior conclusion, even if reasonable under the circumstances, would not preclude legal or regulatory action based on the presence of a security. We recognize that the application of securities laws to the specific facts and circumstances of digital assets may be complex and subject to change. We continue to monitor the U.S. and global regulatory environment, and we expect our process to continuously evolve to take into account case law, facts, and developments in technology, as regulatory guidance evolves. See “Information About Galaxy Digital—Government Regulation” for more information.
Because of complexities in applying the federal securities laws to digital assets and the fact that different companies doing business in the digital asset industry take varying approaches to digital asset analyses, we expect that competitors may reach different conclusions from us on the securities-law status of a particular digital asset or digital asset category. Although we anticipate that these differences will narrow over time as the SEC and federal courts address the securities-law status of larger numbers of individual digital assets, until that occurs, where competitors conclude that they have the ability to transact in digital assets in ways that we do not permit because of these different conclusions, some competitors may have business and revenue opportunities that are not available to us.
We are highly dependent on our key personnel, including our Founder, which exposes stockholders to material and unpredictable “key man” risk.
We are highly dependent on the services of our senior management team, including members of our executive team, and other key employees and personnel across product, engineering, risk management, compliance and legal, finance and marketing. Because we operate in a relatively new industry that requires highly skilled and technical personnel, our future success is highly dependent on the talents and contributions of our senior management and other key personnel. The loss of any such key personnel could disrupt our operations and have a material adverse effect on our business.
In particular, we are highly dependent on the services of Michael Novogratz, our founder, CEO and, through his direct and indirect ownership, the largest beneficial owner of Pubco’s Class A common stock (after giving effect to the Reorganization and the Reorganization Merger) (our “Founder”), for conducting our businesses, implementing investment and trading strategies and establishing and maintaining relationships with key business counterparties. If the services of our Founder were to become unavailable for any reason including a voluntary decision by our Founder to no longer continue with the business, it would have a material adverse effect on our business and investment decisions, financial results and returns to our stockholders.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Our Founder, other members of senior management or other key personnel could engage in activities outside of Galaxy or could quit Galaxy in favor of other pursuits. Neither our Founder nor any other key personnel are contractually required to continue to provide services to us. While all of our key personnel have entered into employment agreements with us which contain covenants that they will not compete with us and applicable laws may prevent such personnel from engaging in certain directly competitive activities to the extent that they are members of the Board, such laws will not guarantee to stockholders that such personnel will devote their full time, attention or efforts to us. For example, if our Founder were to cease to provide services to us, he could engage in other pursuits, which may relate to digital assets or investing, while remaining our largest and generally controlling owner, an outcome that may be unfavorable to stockholders. Our Founder may also continue to manage significant non-digital assets outside of us, which may consume some of his time, attention and efforts.
Our Founder’s public profile makes it more likely that we will attract material regulatory scrutiny, which would be costly and distracting regardless of whether we have engaged in any unlawful conduct.
Our Founder has been a vocal and visible proponent of digital assets, in some cases attracting controversy in connection with his views and statements as expressed on social media or otherwise. Further, due to our Founder’s public profile, his views, statements and conduct could be subject to scrutiny by both the public at large and governmental and regulatory bodies, which could adversely affect our business and our reputation. These considerations make it foreseeable that we could attract material regulatory scrutiny driven in part by the visibility of our Founder, irrespective of whether we have engaged in any unlawful conduct. Regulatory scrutiny may take the form of requests for information or responses, examinations, meetings or other types of interactions that may proceed to a formal enforcement action, suit, fine or other formal negative sanction, consume a material amount of management’s time, attention and efforts, lead to material spending on legal and other advisors or cause other negative consequences.
If we fail to develop, maintain and enhance our brand and reputation, our business operating results and financial condition may be adversely affected.
Our brand and reputation are key assets and a competitive advantage, and maintaining a strong brand and reputation will be an important factor in our success and our development of our business. Protecting and enhancing our brand depends largely on the success of our marketing efforts, ability to provide consistent, high-quality, and secure products, services, features, and support. Thus, maintaining, protecting, and enhancing our reputation is also important to our development plans and relationships with our partners and counterparties. Furthermore, we believe that the importance of our brand and reputation may increase as competition in both the financial services industry and the cryptoeconomy further intensifies. Our brand and reputation could be harmed if we fail to achieve these objectives or if our public image were to be tarnished by negative publicity, unexpected events, or actions by third parties. Unfavorable publicity regarding, for example, the quality of or changes to our products and services, litigation or regulatory activity, privacy practices, data security compromises or breaches, terms of service, employment matters, the use of our products, services, or supported crypto assets for illicit or objectionable ends, the actions of our clients or our customers, or the actions of other companies that provide similar services to ours, has in the past, and could in the future, adversely affect our reputation and our business.
We receive a high degree of media coverage in the cryptoeconomy and around the world. Additionally, because we are a founder-led company, actions by, or unfavorable publicity about our Founder, may adversely impact our brand and reputation. Such negative publicity also could have an adverse effect on the size and engagement of our customers and could result in decreased revenue, which could have an adverse effect on our business, operating results, and financial condition. Further, we may in the future, be the target of social media campaigns criticizing actual or perceived actions or inactions that are disfavored by our customers, employees, or society at-large, which campaigns could materially impact our customers’ decisions to engage with our products and services.
More broadly, because the digital asset and blockchain technology sectors are relatively nascent, public opinion is underdeveloped and will continue to evolve over time. For example, recently, there has been increased focus on the environmental, social and governance considerations regarding the use of electricity and other resources for digital asset mining operations. Public debate regarding the regulation of all facets of

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
the digital asset sector will continue to take shape as regulators and lawmakers make their positions known. Unfavorable media coverage in relation to the cryptoeconomy, including the societal impact of digital assets and the infrastructure that supports them and/or the viability of any particular cryptocurrency, could have a cascading impact on digital assets as an investable asset class, or even the cryptoeconomy at large, and adversely impact our business, our operating results and the value of any investment in us.
If we fail to protect our brand image or reputation, we may experience material adverse effects to the size, demographics, engagement, and loyalty of our customers, resulting in decreased revenue. In addition, if securities analysts or investors perceive any media coverage of us to be negative, the price of our Class A common stock may be adversely affected. Any such negative publicity could have an adverse effect on the size, activity, and loyalty of our customers and result in a decrease in revenue, which could adversely affect our business, operating results, and financial condition.
If we are unable to successfully identify, hire and retain qualified individuals, we will not be able to implement our growth strategy successfully.
Our future success depends on the continuing efforts of our key employees and our ability to attract and retain highly skilled personnel and senior management. We currently depend on the continued services and performance of our key personnel, including our Founder. Our growth strategy is based, in part, on our ability to attract and retain highly qualified individuals. Competition presented by other firms may create difficulty for us in recruiting and retaining professionals of a caliber consistent with our business strategy. If we are unable to successfully identify hire, develop, motivate and retain qualified professionals, this failure could materially and adversely affect our investment and trading strategies, the value of our assets and the value of any investment in us. If one or more of our executive officers or key employees were unable or unwilling to continue their employment with us, we might not be able to replace them easily, in a timely manner, or at all. The risk that competitors or other companies may poach our talent increases as we continue to build our brands and become more well-known. Our key personnel have been, and may continue to be, subject to poaching efforts by our competitors and other fintech, internet and high-growth companies, including well-capitalized players in the digital asset space. The loss of key personnel, including members of management as well as key engineering, product development, marketing, and sales personnel, could disrupt our operations and have a material adverse effect on our business. The success of our brand also depends on the commitment of our key personnel to our mission. To the extent that any of our key personnel act in a way that does not align with our mission, our reputation could be materially adversely affected.
Our future success will depend upon our continued ability to identify, hire, develop, motivate and retain highly skilled individuals across the globe, with the continued contributions of our senior management being especially critical to our success. Competition for well-qualified, highly skilled employees in our industry is intense and our continued ability to compete effectively depends, in part, upon our ability to attract and retain new employees. While we have established programs to attract new employees and provide incentives to retain existing employees, particularly our senior management, we cannot guarantee that we will be able to attract new employees or retain the services of our senior management or any other key employees in the future. Additionally, we believe that our culture and core values have been, and will continue to be, a key contributor to our success and our ability to foster the innovation, creativity and teamwork we believe we need to support our operations. If we fail to effectively manage our hiring needs and successfully integrate our new hires, or if we fail to effectively manage remote work arrangements resulting from COVID-19, our efficiency and ability to meet our forecasts and our ability to maintain our culture, employee morale, productivity and retention could suffer, and our business, financial condition and results of operations could be materially adversely affected.
We operate in a highly competitive industry and we compete against unregulated or less regulated companies and companies with greater financial and other resources, and our business, operating results, and financial condition may be adversely affected if we are unable to respond to our competitors effectively.
The cryptoeconomy is highly innovative, rapidly evolving, and characterized by healthy competition, experimentation, changing customer needs, frequent introductions of new products and services, and subject to uncertain and evolving industry and regulatory requirements. We expect competition to further intensify in the future as existing and new competitors introduce new products or enhance existing products. We

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
compete against a number of companies operating both within the United States and abroad, and both those that focus on traditional financial services and those that focus on crypto-based services. For our discrete business lines we face competition from the following sources:
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Trading. Our trading business competes with an international group of spot, prime, proprietary, and derivative OTC providers and exchanges, and our lending business in general competes with a variety of both traditional and non-traditional lenders.

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Asset Management. Our asset management business competes with other asset managers that provide passive and active exposure to digital assets and blockchain infrastructure companies in the ecosystem.

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Investment Banking. Our investment banking business competes with bulge bracket investment banks, middle market investment banks, fintech-focused boutiques, and crypto-focused boutiques.

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Mining. Our mining business competes with proprietary miners, public and non-public mining companies, and companies offering financial services and infrastructure for miners.

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Principal Investments. Our principal investments business competes with an international set of competitors that include crypto and blockchain venture firms, generalist venture capital firms with dedicated crypto funds.

We believe our primary source of competition to date has been from companies, in particular those located outside the United States, who are either subject to significantly less stringent regulatory and compliance requirements in their local jurisdictions or have interpreted the regulatory requirements to which they are subject in a manner that is different from our interpretation. Some of such companies’ business models rely on being unregulated or only regulated in a small number of lower compliance jurisdictions, whilst also offering their products in highly regulated jurisdictions, including the United States, without necessarily complying with the relevant regulatory requirements in such jurisdictions.
To date, due to limited enforcement by U.S. and foreign regulators, many of these competitors have been able to operate from offshore while offering large numbers of products and services to consumers, including in the United States, Europe, and other highly regulated jurisdictions, without complying with the relevant licensing and other requirements in these jurisdictions, and seemingly without penalty. Due to our regulated status in several jurisdictions and our commitment to legal and regulatory compliance, we have not been able to offer many popular products and services, including products and services that our unregulated or less regulated competitors are able to offer to a group that includes many of our customers, which may adversely impact our business, financial condition, and results of operations.
In recent years, our commitment to compliance and the attendant customer-facing requirements, including customer due diligence requirements, may have had a competitive impact on us as these unregulated or less compliance-focused competitors have attracted more business. We also have expended significant managerial, operational, and compliance costs to meet the legal and regulatory requirements applicable to us in the United States and other jurisdictions in which we operate, and expect to continue to incur significant costs to comply with these requirements, which these unregulated or less regulated competitors have not had to incur.
Additionally, due to the broad nature of our products and services, we also compete with, and expect additional competition from, traditional financial services companies. We also face competition from companies that may target a wider range of customers, including retail customers, which could result in such competitors gaining broader recognition and market acceptance relative to our institutional customer approach.
Many innovative start-up companies and larger companies have made, and continue to make, significant investments in research and development, and we expect these companies to continue to develop similar or superior products and technologies that compete with our products. Further, more traditional financial and non-financial services businesses may choose to offer crypto-based services in the future as the industry gains adoption. Our current and potential competitors may establish cooperative relationships among themselves or with third parties that may further enhance their resources, or may otherwise have certain competitive advantages over us.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, operating results, and financial condition could be adversely affected.
Due to the unregulated nature and lack of transparency surrounding the operations of digital asset exchanges, they may experience fraud, security failures or operational problems, which may adversely affect the value of digital assets traded on those exchanges and, consequently, our investments and our Class A common stock.
Digital asset exchanges on which digital assets trade are relatively new and, in some cases, unregulated. Furthermore, while some exchanges provide information regarding their ownership structure, management teams, private key management, hot/cold storage policies, capitalization, corporate practices and regulatory compliance, many other exchanges do not. A lack of transparency provided could result in us underestimating the risk of a potential loss in balances, which could include the loss of a material portion of the value of the digital assets we own or invest in on such exchanges. Digital asset exchanges do not appear to be subject to regulation in a similar manner as other regulated trading platforms, such as national securities exchanges or designated contract markets. As a result, the marketplace may lose confidence in the less transparent or unregulated exchanges, including prominent exchanges that handle a significant volume of trading in these assets.
Many digital asset exchanges are unlicensed, unregulated, operate without extensive supervision by governmental authorities, and do not provide the public with significant information regarding their ownership structure, management team, corporate practices, cybersecurity, and regulatory compliance. In particular, those located outside the United States may be subject to significantly less stringent regulatory and compliance requirements in their local jurisdictions. As a result, trading activity on or reported by these digital asset exchanges is generally significantly less regulated than trading in regulated U.S. securities and commodities markets, and may reflect behavior that would be prohibited in regulated U.S. trading venues. Additionally, some of these non-U.S. exchanges offer customers high leverage and/or a small insurance fund, which could result in potential losses being socialized to customers and a reduction in the value of our assets on exchange.
We do not insure the digital assets that we hold. While our third-party custodians have indicated to us that they maintain insurance coverage that is intended to cover losses of the digital assets they custody on behalf of their clients to some extent, there can be no assurance that the loss of any digital asset is fully insured against, and we may have limited rights of legal recourse in the event of loss. Consequently, a loss may be suffered with respect to our digital assets that is not covered by insurance and for which no person is liable for damages.
For example, in 2019 there were reports claiming that 80-95% of Bitcoin trading volume on exchanges was falsified or non-economic in nature, with specific focus on unregulated exchanges located outside of the United States. Such reports may indicate that the Bitcoin exchange market is significantly smaller than expected and that the United States makes up a significantly larger percentage of such market than is commonly understood. Nonetheless, any actual or perceived false trading in exchanges, and any other fraudulent or manipulative acts and practices, could adversely affect the value of digital assets and/or negatively affect the market perception of such assets. Further, a number of digital asset exchanges, including certain exchanges with which we engage, do not obtain or perform comprehensive Services Organization Controls (“SOC”) 1 and SOC 2 evaluations of their systems on a regular basis, if at all. SOC 1 evaluations of a digital asset exchange assess whether transactions are properly secured and segregated, and that the information provided to traders and investors is complete, accurate and timely. SOC 2 evaluations assess the design and implementation of an exchange’s security, availability, and confidentiality controls. Moreover, there are two types of such SOC evaluations: type 1 evaluates the processes at a particular point in time, while type 2 evaluations can test that the system controls across both the exchange and its custody products, if applicable, have been operating effectively over a period of time. If digital asset exchanges do not perform SOC evaluations, we may be unable to confirm that such exchanges’ financial reporting is accurate or whether it has taken proper steps to secure its information technology infrastructure against internal and external threats, which could expose us to additional risks that may have been identified and remediated had such exchanges obtained or performed SOC evaluation. Engaging with such digital asset exchanges could materially impact our reputation and the actual or perceived security of our investments. Any

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
engagement with digital asset exchanges that do not obtain or perform SOC examinations exposes us to greater risks than companies that engage solely with digital asset exchanges that maintain thorough SOC examination processes. As of September 30, 2021, we held approximately $1.2 billion in digital assets at exchanges or custodians that do not have systems or organization control reporting available. In addition, over the past several years, some exchanges have been closed due to fraud and manipulative activity, business failure or security breaches. In many of these instances, the customers of such exchanges were not compensated or made whole for the partial or complete losses of their account balances. While smaller exchanges are less likely to have the infrastructure and capitalization that make larger exchanges more stable, larger exchanges are more likely to be appealing targets for hackers and malware and may be more likely to be targets of regulatory enforcement action.
Negative perception, a lack of stability in these exchange markets, fraud or misconduct, and the temporary or permanent closure of such exchanges due to fraud, business failure, hackers or malware, or government-mandated regulation may reduce confidence in the digital asset marketplace in general and result in greater volatility in the price of digital assets. These potential consequences could materially and adversely affect our investment and trading strategies, the value of our assets and the value of any investment in us and, therefore, the market price of our Class A common stock.
In the event that our employees, contractors or any of our affiliates engage in misconduct or commit errors, it may materially adversely impact our business, operating results and our reputation.
Misconduct or error by our employees or our business partners could subject us to legal liability, financial losses, and regulatory sanctions and could seriously harm our reputation and negatively affect our business. Such misconduct could include engaging in improper or unauthorized transactions or activities, misappropriation of customer funds, insider trading and misappropriation of information, failing to supervise other employees or service providers, improperly using confidential information, as well as improper trading activity such as spoofing, layering, wash trading, manipulation and front-running.
The inappropriate and/or unauthorized use of social media platforms, including weblogs (or blogs), social media websites and other forms of internet-based communications, which allow individuals access to a broad audience of consumers and other interested persons by our clients or employees could increase our costs, cause damage to our brand, lead to litigation or result in information leakage. In addition, negative or inaccurate posts or comments about us on any social networking platforms could damage our reputation, brand image and goodwill. Despite our efforts to clearly define our mission and strategy and accurately characterize our products and service offerings, our employees, contractors or affiliates may engage in activities either in their official capacity as members of the Galaxy ecosystem, or in their unofficial capacities, that are in conflict with or are incongruent with Galaxy’s values, positions or strategies. Any instance of such discontinuity could negatively impact our client and/or counterparty relationships, our reputation and the market price of our Class A common stock.
Employee or service provider errors, including mistakes in executing, recording, or processing transactions for customers, could expose us to the risk of material losses even if the errors are detected. Although we have implemented processes and procedures and provide trainings to our employees and service providers to reduce the likelihood of misconduct and error, these efforts may not be successful. There may be confusion among employees, business partners and service providers, particularly in a fast growth company like ours, with respect to compliance obligations, particularly including confidentiality, data access, trading, and conflicts.
Moreover, we frequently engage in a wide variety of transactions and maintain relationships with a significant number of projects in the cryptoeconomy and blockchain technology sector, their developers, members of their ecosystem, and investors. These transactions and relationships could create potential conflicts of interests in management decisions that we make. For instance, certain of our officers, directors, and employees may be active investors in crypto projects themselves, and may make investment decisions in respect of projects that they have personally invested in.
It is not always possible to deter misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. If we were found to have not met our regulatory oversight and compliance and other obligations, we could be subject to regulatory sanctions, financial penalties, and

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
restrictions on our activities for failure to properly identify, monitor and respond to potentially problematic activity and seriously damage our reputation. Our employees, contractors, and agents could also commit errors that subject us to financial claims for negligence, as well as regulatory actions, or result in financial liability. Further, allegations by regulatory or criminal authorities of improper trading activities could affect our brand, reputation and credibility of our company may be adversely affected.
We or our subsidiaries and affiliates are and may continue to be subject to substantial litigation, including individual and class action lawsuits, and regulatory risks.
We may be party to lawsuits and legal proceedings in the ordinary course of business. These matters are often expensive and disruptive to normal business operations. We have been, currently are, and may from time to time face allegations, lawsuits, regulatory inquiries, actions, requests, audits or investigations including with regards to contractual disputes with our business partners and other service providers, disputes with our clients and customers, disputes with our employees, agents or affiliates and data privacy, data security, or intellectual property infringement disputes. As an enterprise whose material business lines include financial services, we or our subsidiaries and affiliates, depend to a significant extent on our relationships with our clients and counterparties and our reputation for integrity and high-caliber professional services. As a result, if a client is not satisfied with our services, a counterparty has a dispute or if there are allegations of improper conduct by private litigants or regulators, whether the ultimate outcome is favorable or unfavorable to us, or if there is negative publicity and press speculation about us, whether or not valid, our reputation may be harmed and may be more damaging to our businesses than to businesses in other non-financial industries.
We or our subsidiaries and affiliates could be the subject of inquiries, investigations, lawsuits and proceedings by counterparties, clients, other third parties and regulatory and other governmental agencies in the United States and abroad, which could lead to increased expenses and harm to our reputation, business, financial condition and the market price of our Class A common stock. Responding to inquiries, investigations, lawsuits and proceedings, regardless of the ultimate outcome of the matter, is time-consuming and expensive and can divert the attention of senior management. Adverse outcomes with respect to allegations, lawsuits, regulatory inquiries, audits, or investigations may result in significant settlement costs or judgments, penalties and fines, or require us to modify our services or require us to stop serving certain customers or geographies, any of which could negatively impact our business. The outcome of such proceedings, and the related expenses, may be difficult to predict or estimate until late in the proceedings, which may last a number of years and be costly for us to maintain.
The scope, determination, and impact of claims, lawsuits, government and regulatory investigations, enforcement actions, disputes, and proceedings to which we are subject cannot be predicted with certainty, and may result in:
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substantial payments to satisfy judgments, fines, or penalties;

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substantial outside counsel legal fees and costs;

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additional compliance and licensure requirements;

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the imposition of independent monitors or consultants;

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loss or non-renewal of existing licenses or authorizations, or prohibition from or delays in obtaining additional licenses or authorizations, required for our business;

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loss of productivity and high demands on employee time;

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criminal sanctions or consent decrees;

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termination of certain employees, including members of our executive team;

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barring of certain employees from participating in our business in whole or in part;

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orders that restrict our business or prevent us from offering certain products or services;

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changes to our business model and practices;

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delays to planned transactions, product launches or improvements; and

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
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damage to our brand and reputation.

Certain of our subsidiaries are subject to periodic examination by regulatory authorities. If compliance failures or other violations are found during an examination, a regulatory agency could initiate actions and impose sanctions for violations, including, for example, regulatory agreements, cease and desist orders, civil monetary penalties or termination of a license and could lead to litigation by investors or clients, any of which could adversely impact us.
If we and/or any governmental agency believe that we have accepted capital contributions by, or are otherwise holding assets of, any person or entity that is acting directly or indirectly, in violation of U.S., international or other anti-money laundering laws, rules, regulations, treaties or other restrictions, or on behalf of any suspected terrorist or terrorist organization, suspected drug trafficker or senior foreign political figure(s) suspected in engaging in foreign corruption, we and/or such governmental agency may “freeze the assets” of such person or entity. We may also be required to report and remit or transfer those assets to a governmental agency.
Following the consummation of the Reorganization, we will also be subject to the risk of claims under applicable U.S. securities laws. Volatility in our stock price increases the risk of such claims. Actions against us could be brought by sizable classes of customers who may claim large monetary damages, even if the alleged per-customer harm is small or non-existent. Regardless of the outcome, any such matters can have an adverse impact, which may be material, on our business, operating results, or financial condition because of legal costs, diversion of management resources, reputational damage, and other factors.
If we cannot keep pace with rapid industry changes to provide new and innovative products and services, the use of our products and services, and consequently our revenue, could decline, which could adversely impact our business, operating results, and financial condition.
Our industry, and the cryptoeconomy generally, has been characterized by many rapid, significant, and disruptive products and services in recent years. These include decentralized applications, DeFi, yield farming, staking, token wrapping, governance tokens, innovative programs to attract customers such as transaction fee mining programs, initiatives to attract traders such as trading competitions, airdrops and giveaways, staking reward programs, and novel cryptocurrency fundraising and distribution schemes, such as “initial exchange offerings.” We expect new services and technologies to continue to emerge and evolve, which may be superior to, or render obsolete, the products and services that we currently provide. We cannot predict the effects of new services and technologies on our business. However, our ability to grow our customer base and revenue will depend in part on our ability to innovate and create successful new products and services, both independently and in conjunction with third-parties. In particular, developing and incorporating new products and services into our business may require substantial expenditures, take considerable time, and ultimately may not be successful. Any new products or services could fail to attract customers, generate revenue, or perform or integrate well with third-party applications and platforms. In addition, our ability to adapt and compete with new products and services may be inhibited by regulatory requirements and general uncertainty in the law, constraints by our banking partners and payment processors, third-party intellectual property rights, or other factors. Moreover, we must continue to enhance our technical infrastructure and other technology offerings to remain competitive and maintain a platform that has the required functionality, performance, capacity, security, and speed to attract and retain customers. As a result, we expect to expend significant costs and expenses to develop and upgrade our technical infrastructure to meet the evolving needs of the industry. Our success will depend on our ability to develop and incorporate new offerings and adapt to technological changes and evolving industry practices. If we are unable to do so in a timely or cost-effective manner, our business and our ability to successfully compete, retain existing customers, and attract new customers may be adversely affected.
We are exposed to a concentration of assets in a particular asset class, which could increase volatility, investment and market risk.
We trade, invest and hold primarily digital assets and investments in the blockchain space and conduct related businesses. We may accumulate significant positions in, or otherwise have significant exposure to, a single digital asset or asset type. If we choose to invest in concentrated positions, we could increase the volatility

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
of investment results over time and exacerbate the risk that a loss in any position would have a material and adverse effect on our investment and trading strategies, the value of our assets and the value of any investment in us.
We are exposed to significant market risk based on our positions in digital assets, securities, commodities and other assets. The prices or values of digital and non-digital assets in which we may invest or trade have been, and likely will continue to be, highly volatile. Sustained market declines and periods of significant market volatility may limit our ability to produce positive investment and trading results, and there can be no assurance that our strategies will be successful in the markets and assets in which we invest or trade.
Our business relies on third-party service providers and subjects us to risks that we may not be able to control or remediate.
Our operations could be interrupted if our third-party service providers experience operational or other systems difficulties, terminate their services or fail to comply with regulations. We outsource some of our operational activities and accordingly depend on relationships with many third-party service providers. Specifically, we rely on third parties for certain services, including, but not limited to, legal, accounting, financial operations, trade related activity, IT infrastructure and systems, trade reconciliation, and margin and collateral movement. Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party service providers. The failure of these systems, a cybersecurity breach involving any of our third-party service providers or the termination or change in terms of a third-party software license or service agreement on which any of these systems is based could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. Replacing vendors or addressing other issues with our third-party service providers could entail significant delay, expense and disruption of service. As a result, if these third-party service providers experience difficulties, are subject to cybersecurity breaches, or terminate their services, and we are unable to replace them with other service providers, particularly on a timely basis, our operations could be interrupted. If an interruption were to continue for a significant period, our business, financial condition and results of operations could be adversely affected. Should we be required to replace third-party service providers, it may be at a higher cost to us, which could adversely affect our business, financial condition and results of operations.
We host our mining equipment at a third-party datacenter. The provider oversees maintenance, up-time and other important elements of mining productivity. There is a service agreement that guarantees hash rate performance and system up-time and contractual consequences if the host does not meet these requirements. To the extent that the host does not meet these requirements for extended periods of time, the revenue from this business could be less than anticipated. Additionally, to the extent power costs increase, it could affect the future profitability of the business.
Unexpected market disruptions may cause major losses for us.
We may incur major losses in the event of disrupted markets and other extraordinary events in which market behavior diverges significantly from historically recognized patterns. The risk of loss in such events may be compounded by the fact that in disrupted markets, many positions become illiquid, making it difficult or impossible to close out positions against which markets are moving. Market disruptions caused by unexpected political, military and terrorist events may from time to time cause dramatic losses for us. Any such disruptions and events may have a material and adverse effect on our investment and trading strategies and on any investment in us.
Operational risk may materially and adversely affect our performance and results and we may not be effective in mitigating any such risk.
Any issue or adverse circumstance surrounding our operational risks may have a material and adverse effect on our performance and results. Operational risk is the risk of an adverse outcome resulting from inadequate or failed internal processes, people, systems or from external events. Our exposure to operational risk arises from routine processing errors, as well as extraordinary incidents, such as major systems failures or legal and regulatory matters. As we operate trading, lending, investment and other businesses that are

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
reliant on both technology and human expertise and execution, we are exposed to material operational risk arising from a number of factors, including, but not limited to, human error, processing and communication errors, errors of our service providers, counterparties or other third parties, failed or inadequate processes and technology or system failures.
Digital asset transfers are typically not reversible without the consent and active participation of the recipient of the transaction. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer or theft of digital assets generally will not be reversible and we may not be capable of seeking compensation for any such transfer or theft. Although we have processes and procedures in place to limit any such transfers, it is possible that, through computer or human error, or through theft or criminal action, our digital assets could be subject to these operations errors and transferred from our accounts in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. To the extent that our business lines expand to include trust companies, which could occur on a greater scale upon the consummation of the BitGo Acquisition, custody services will expose us to greater risk of loss from irreversible operational errors, such as collateral transferred from a custody account in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. Operational errors or significant operational delays could materially negatively impact our ability to conduct our business or service our clients, which could adversely affect results of operations due to potentially higher expenses and lower revenues, create liability for us or our clients or negatively impact our reputation. Recurring operational issues may raise concerns among regulators regarding our governance and control environment.
We seek to mitigate risk and has established policies and procedures and seeks to provide an operational environment for the types of risk to which it is subject, including operational risk, credit risk, market risk, counterparty risk, exchange risk and liquidity risk. However, there are inherent limitations to our current and future risk management strategies, including risks that it has not appropriately anticipated or identified. Accurate and timely enterprise-wide risk information is necessary to enhance management’s decision-making in times of crisis. If our risk management framework proves ineffective or if our enterprise-wide management information is incomplete or inaccurate, we could suffer unexpected losses, which could materially adversely affect our business, results of operations and financial condition.
Because our long-term success depends, in part, on our ability to expand our sales to customers outside the United States, our business is susceptible to risks associated with international operations.
We currently have subsidiaries and operations in jurisdictions such as the Cayman Islands, the United Kingdom, Hong Kong, Canada and Japan as well as the United States. We plan to enter into or increase our presence in additional markets around the world, and any inability or failure to adequately exploit opportunities for international expansion, may harm our business and our adversely affect our revenue. We have a limited operating history outside North America, and our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to particular challenges of supporting a rapidly growing business in an environment of diverse cultures, languages, customs, tax laws, legal systems, alternate dispute systems and regulatory systems. As we continue to expand our business and customer base outside the United States, we will be increasingly susceptible to risks associated with international operations. These risks and challenges include:
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difficulty establishing and managing international operations and the increased operations, travel, infrastructure and legal and compliance costs associated with locations in different countries or regions;

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the need to understand and comply with local laws, regulations and customs in multiple jurisdictions, including laws and regulations governing broker-dealer practices, some of which may be different from, or conflict with, those of other jurisdictions, and which might not permit us to operate our business or collect revenues in the same manner as we do in such other jurisdictions;

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our interpretations of local laws and regulations, which may be subject to challenge by local regulators;

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difficulties or delays in obtaining and/or maintaining the regulatory permissions, authorizations, licenses or consents that may be required to offer certain products in one or more international markets;

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
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difficulties in managing multiple regulatory relationships across different jurisdictions on complex legal and regulatory matters;

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if we were to engage in any merger or acquisition activity internationally, this is complex and would be new for us and subject to additional regulatory scrutiny;

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the need to vary products, pricing and margins to effectively compete in international markets;

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the need to adapt and localize products for specific countries, including obtaining rights to third-party intellectual property used in each country;

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increased competition from local providers of similar products and services;

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the challenge of positioning our products and services to meet a demand in the local market (also known as “product-market fit”);

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the ability to obtain, maintain, protect, defend and enforce intellectual property rights abroad;

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the need to offer customer support and other aspects of our offering (including websites, articles, blog posts and customer support documentation) in various languages;

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compliance with anti-bribery laws, such as the Foreign Corrupt Practices Act (the “FCPA”) and equivalent anti-bribery and anti-corruption requirements in local markets, by us, our employees and our business partners, and the potential for increased complexity due to the requirements on us as a group to follow multiple rule sets;

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complexity and other risks associated with current and future legal requirements in other countries, including laws, rules, regulations and other legal requirements related to cybersecurity and data privacy frameworks and labor and employment laws;

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the need to enter into new business partnerships with third-party service providers in order to provide products and services in the local market, which we may rely upon to be able to provide such products and services or to meet certain regulatory obligations;

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varying levels of internet technology adoption and infrastructure, and increased or varying network and hosting service provider costs and differences in technology service delivery in different countries;

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fluctuations in currency exchange rates and the requirements of currency control regulations, which might restrict or prohibit conversion of other currencies into U.S. dollars;

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taxation of our international earnings and potentially adverse tax consequences due to requirements of or changes in the income and other tax laws of the United States or the international jurisdictions in which we operate; and

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political or social unrest or economic instability in a specific country or region in which we operate.

We have limited experience with international regulatory environments and market practices, and we may not be able to penetrate or successfully operate in the markets we choose to enter. In addition, we may incur significant expenses as a result of our international expansion, and we may not be successful. We may launch products that lack local product-market fit, face local competition from pre-existing companies offering similar products and/or face limited brand recognition in certain parts of the world, any of which could lead to non-acceptance or delayed acceptance of our products and services by customers in new markets. Product adoption and growth rates may vary significantly across different markets. We are subject to income taxes and other taxes in the United States and other countries in which we transact or conduct business, and such laws and tax rates vary by jurisdiction. We are subject to review and audit by U.S. federal, state, local and foreign tax authorities. Such tax authorities may disagree with tax positions we take, and if any such tax authority were to successfully challenge any such position, our financial condition or results of operations could be materially and adversely affected. Our failure to successfully manage these risks, or any failure to quickly exploit any opportunity for international expansion] could harm our international operations in the markets we choose to enter and have an adverse effect on our business, financial condition and results of operations.

Confidential Treatment Requested by Galaxy Digital Inc.
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Fluctuations in currency exchange rates could harm our operating results and financial condition.
Revenue generated and expenses incurred from our international operations are often denominated in the currencies of the local countries. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar can affect our revenue and operating results reflected in our U.S. dollar-denominated financial statements. Our financial results are also subject to changes in exchange rates that impact the settlement of transactions in non-local currencies. As a result, it could be more difficult to detect underlying trends in our business and operating results. To the extent that fluctuations in currency exchange rates cause our operating results to differ from expectations of investors, the market price of our Class A common stock could be adversely impacted. To date, we have not engaged in currency hedging activities to limit the risk of exchange fluctuations. Even if we use derivative instruments to hedge exposure to fluctuations in foreign currency exchange rates, the use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place, and may introduce additional risks if we are unable to structure effective hedges with such instruments.
Pandemics, such as the COVID-19 pandemic, and resulting impacts on the global economy may materially and adversely affect us.
We face risks related to health epidemics and other outbreaks of communicable diseases, which could significantly disrupt our operations and may materially and adversely affect our business and financial conditions. For example, in December 2019, a novel strain of the coronavirus COVID-19 emerged as a global pandemic. As a result, during the first quarter of 2020, global financial markets experienced a period of sharp decline and volatility due in large part to the real and perceived economic impact of the COVID-19 pandemic. The public health impact of the coronavirus, as well as the steps taken by governments and businesses around the world to combat its spread, have had, and will continue to have, an adverse impact on the global economy. The duration and severity of the COVID-19 pandemic is unknown, and the extent of the business disruption and financial impact depend on factors beyond our knowledge and control. Given the uncertainty around the duration and extent of the COVID-19 pandemic, including as a result of the emergence of new strains and variants of the coronavirus, we expect that the evolving COVID-19 pandemic will continue to impact our business, results of operations, and financial condition and liquidity. The extent to which a pandemic impacts our business, including our operations and market for our securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the outbreak.
During the global financial crisis of 2007 to 2008, various sectors of the global financial markets experienced an extended period of adverse conditions featuring market uncertainty, reduced liquidity, greater volatility, general widening of credit spreads and a lack of price transparency. To the extent that similar marketplace events were to occur in the future, either as a result of a pandemic or otherwise, these events may have an adverse impact on our investments. In addition, governments from time to time intervene, directly and by regulation in ways that are unpredictable during times of crisis. Such intervention is often intended to directly influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction.
We intend to continue to execute on our strategic plans and operational initiatives during the COVID-19 outbreak; however, the aforementioned uncertainties may result in delays or modifications to these plans and initiatives. Business activities could also be materially adversely impacted as the fundraising for asset management products and advisory transactions may be delayed during such situations and the delivery of mining equipment may be disrupted due to supply chain interruptions. In particular, a pandemic could materially and adversely impact our business including without limitation, employee health, workforce productivity, increased expenses and other factors that will depend on future developments beyond our control, which may have a material and adverse effect on our business, financial condition, results of operations and cash flows. Such adverse effect could be rapid and unexpected.
The ultimate extent of the impact of any epidemic, pandemic, or other health crisis on our business will depend on multiple factors that are highly uncertain and cannot be predicted, including its severity, location and duration, and actions taken to contain or prevent further its spread. Additionally, the COVID-19 outbreak could increase the magnitude of many of the other risks described in this prospectus, and may

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have other material adverse effects on our operations that we are not currently able to predict. If our business and the markets in which we operate experience a prolonged occurrence of adverse public health conditions, such as COVID-19, it could materially adversely affect our business, financial condition, and results of operations.
We may be adversely affected by natural disasters, pandemics, and other catastrophic events, and by man-made problems such as terrorism, that could disrupt our business operations, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.
Natural disasters or other catastrophic events may also cause damage or disruption to our operations, international commerce, and the global economy, and could have an adverse effect on our business, operating results, and financial condition. Our business operations are subject to interruption by natural disasters, fire, power shortages, and other events beyond our control. Further, acts of terrorism, labor activism or unrest, and other geo-political unrest could cause disruptions in our business or the businesses of our partners or the economy as a whole. In the event of a natural disaster, including a major earthquake, blizzard, or hurricane, or a catastrophic event such as a fire, power loss, or telecommunications failure, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in development of our platform, lengthy interruptions in service, breaches of data security, and loss of critical data, all of which could have an adverse effect on our future operating results. We do not maintain insurance sufficient to compensate us for the potentially significant losses that could result from disruptions to our services. Additionally, all the aforementioned risks may be further increased if we do not implement a disaster recovery plan or our partners’ disaster recovery plans prove to be inadequate. To the extent natural disasters or other catastrophic events concurrently impact data centers or mining equipment that we rely on, our operations may be delayed and we may suffer losses, both financial and otherwise.
Risks Related to Our Business Lines
Managing different business lines could present conflicts of interest.
There are certain inherent and potential conflicts of interest in managing different business lines and the presence of any such conflict of interest could materially adversely affect our business, reputation, results of operations and financial condition. We seek to build a full service, institutional-quality financial services business through our business lines: trading, principal investments, asset management, mining and investment banking. To the extent the BitGo Acquisition is consummated, our business lines will be further expanded to include custody services. Subject to applicable regulatory approvals, we may also launch additional business lines from time to time. Due to the broad scope of our businesses, potential conflicts of interest include situations where our services to a particular client or our own investments or other interests conflict, or are perceived to conflict, with the interests of another client, as well as situations where one or more of our businesses have access to material non-public information that may not be shared with our other businesses and situations where we may be an investor or creditor of an entity with which we also have an advisory or other relationship. For example, our subsidiaries may provide corporate advisory services to companies that are also investee companies of GDAM or within our venture portfolio. In such circumstances, we may not be able to conduct transactions relating to investments in portfolio companies, for example, due to the inability of GDAM to use to material non-public information in buying or selling securities to us. Furthermore, the allocation of investment opportunities among us, our funds and our clients could also present conflicts of interest. Providing custody services upon the consummation of the BitGo Acquisition, if consummated, while managing other funds and accounts, can present certain conflicts of interest as those funds and accounts might have similar or different investment objectives or strategies as trust accounts, or otherwise hold, purchase or sell investments that are eligible to be held, purchased or sold by the trust accounts, or may take positions that are opposite in direction from those taken by the trust accounts. In managing these different conflicts, fiduciary duty obligations may require us to resolve conflicts in favor of clients over our company or other third parties. For example, GDAM may be engaged to provide advice to a client that is considering entering into a transaction with us, and may advise the client not to pursue the transaction with us, or otherwise in connection with a potential transaction provide advice to the client that would be adverse to us. Employees and executives, including our Founder, may also have conflicts of interest in allocating their time and activity between the business lines. While we manage conflicts of interest through a number of ways, appropriately identifying and dealing with conflicts of interest is complex and difficult, and our

Confidential Treatment Requested by Galaxy Digital Inc.
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reputation could be damaged and the willingness of clients to enter into transactions with us may be affected if we fail, or appear to fail, to identify, disclose and deal appropriately with conflicts of interest. In addition, potential or perceived conflicts, or the failure to make appropriate disclosures to clients regarding such conflicts, could give rise to litigation or regulatory enforcement actions. A failure to appropriately identify and address potential conflicts of interest could adversely affect our businesses, results of operations and financial condition.
Changes in the value levels of the assets may cause our assets under management (“AUM”), revenue and earnings to decline.
Our asset management business, which is conducted through one or more subsidiaries, is primarily comprised of fees based on a percentage of the value of AUM and, in some cases, performance fees which are normally expressed as a percentage of returns to the client. Numerous factors, including price movements in the assets in the markets in which we manage assets, could cause:
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the value of AUM, or the returns that we realize on AUM, to decrease;

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the withdrawal of funds from any products offered by us in favor of products offered by competitors; or

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a decrease in the value of seed or co-investment capital or a decrease in the amount of such capital available to invest.

The occurrence of any of these events may cause our AUM, revenue and earnings, if any, to decline and may negatively impact the success of our asset management business, results of operations and financial condition.
The asset management business is highly regulated and regulators may apply or interpret these regulations with respect to digital assets in novel and unexpected ways.
Asset management is a highly regulated business subject to numerous legal and regulatory requirements. These regulations are intended to protect customers whose assets are under management and, as such, may limit our ability to develop, expand or carry out our asset management business in the intended manner. We are guided in significant part by regulatory regimes that are not clear or are not yet developed. To the extent that there is any ambiguity as to whether an asset under management is a security, the applicability of many regulations to our asset management business will not be clear. Furthermore, we must address conflicts of interest, as well as the perception of conflicts of interest, between ourselves (including our other business lines) and our clients and funds. In particular, we are required to act in the best interest of our clients and funds, which may include allocating opportunities to our clients and funds rather than to our own principal business lines. In addition, regulators have substantial discretion in determining what is in the best interest of a client of a fund and have increased their scrutiny of potential conflicts as well as the disclosure of such conflicts to an asset manager’s clients. Appropriately dealing with conflicts of interest is complex and if we fail, or appear to fail, to deal appropriately with any of these conflicts of interest, we may face reputational damage, litigation, regulatory proceedings, or penalties, fines or sanctions, any of which may have a material and negative impact on our asset management business. In addition, to the extent that we are required to obtain client or investor consent in connection with any potential conflict, any failure or delay in obtaining such consent may have a material and negative impact on our ability to take advantage of certain business opportunities.
Increased competition may cause our AUM, revenue and earnings to decline.
The asset management industry is highly competitive and has relatively low barriers to entry. We currently expect that, as digital assets become more mainstream, additional competitors, potentially in large numbers, may begin providing asset management services with respect to digital assets. We compete based on a number of factors including: investment performance, the level of fees charged, the quality and diversity of services and products provided, name recognition and reputation, and the ability to develop new investment strategies and products to meet the changing needs of investors. In addition, the introduction of new technologies, as well as regulatory changes, may significantly alter the competitive landscape for investment managers in digital assets. This could lead to fee compression or require us to spend more to

Confidential Treatment Requested by Galaxy Digital Inc.
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modify or adapt our product offerings to attract and retain customers and remain competitive with products and services offered by new competitors in the industry. Increased competition on the basis of any of these factors, including competition leading to fee reductions, may cause our AUM, revenue and earnings to decline and materially and negatively impact the success of our asset management business and affect our overall business, results of operations and financial condition.
Our principal investments business, including any associated lending activities, is subject to substantial risk.
Our investments may be very risky and highly speculative and our principal investments business is subject to substantial risk, including risks related to third-party investment managers, operational risk, conflicts of interests, asset performance and regulatory compliance, that, if realized, could result in significant damage to our business and operating results.
Moreover, our due diligence processes may fail to uncover all of the problems, liabilities or other challenges, including fraud, material deficiencies, regulatory or compliance issues in connection with our prospective portfolio companies or our third-party investment managers. This could result in an increased risk of unanticipated or unknown issues or liabilities including with respect to compliance and regulatory matters, and our mitigation strategies may not be effective. Further, our valuations and projections in connection with our prospective investments may be inaccurate, which could result in a loss of all or substantially all of our investments and could adversely impact our financial condition and our business.
We do not always take controlling equity positions in our portfolio companies. To the extent that we do not hold a controlling equity interest in a portfolio company, we are subject to the risk that a portfolio company may make business decisions with which we disagree, and the stockholders and management of a portfolio company may take risks or otherwise act in ways that are adverse to our interests. Due to the lack of liquidity for the debt and equity investments that we typically hold in our portfolio companies, we may not be able to dispose of our investments in the event we disagree with the actions of a portfolio company, and may therefore suffer a decrease in the value of our investments. Further, our portfolio companies may be highly leveraged.
We may co-invest with third parties, including parties related to our Founder, through joint ventures or other entities. Such investments may include risks in connection with such third-party involvement, including the possibility that a third-party co-venturer may have financial difficulties, may have interests or goals that are inconsistent with ours or may be in a position to take action in a manner contrary to our investment objectives. We and our subsidiaries have loaned money to other companies as part of the principal investment business. The return of principal of such loans will depend in large part on the creditworthiness and financial strength of the issuers of such loans. While we perform extensive due diligence on our investments, nonetheless defaults are possible. In the event of a default by a borrower underlying an investment, we might not receive payments to which we is entitled and thereby could experience a decline in the value of our investments in the borrower. In the case of loans that are secured by collateral, while we generally expect the value of the collateral to be greater than the value of such loans, the value of the collateral could actually be equal to or less than the value of such loans or could decline below the outstanding amount of such loans subsequent to the investment. This risk is heightened given that some portion of the collateral for these loans is expected to be digital assets, and thus subject to the volatility, liquidity and other risks detailed herein. Our ability to have access to the collateral could be limited by bankruptcy and other insolvency laws. Under certain circumstances, the collateral could be released with the consent of the lenders or pursuant to the terms of the underlying loan agreement with the borrower. There is no assurance that the liquidation of the collateral securing a loan would satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal, or that the collateral could be readily liquidated. We may also be subject to lender liability claims for actions taken by us with respect to a borrower’s business or instances where we exercise control over the borrower. As a result, we might not receive full payment on a secured loan investment to which we is entitled and thereby could experience a decline in the value of, or a loss on, the investment.
We are subject to risks in connection with our mining business, including risks associated with counterparties.
We primarily operate our mining business through our subsidiary GDM, which mines bitcoin directly and manages a full suite of bitcoin-mining focused products and services. In furtherance of these objectives,

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
GDM has procured bitcoin mining machines to be utilized for proprietary operations, miner finance and resale. We and our subsidiaries such as GDM also intend to lease mining equipment, including ASICs hardware from third-party producers, to customers as part of our mining business. The success of this business will depend significantly on the creditworthiness and financial strength of the lessees of such equipment. While we intend to perform due diligence on prospective lessees, defaults under leases are possible. In the event of a default by a lessee under an equipment lease, whether as a result of a failure by the lessee to comply with the lease terms, equipment failure or otherwise, we might not receive payments which we otherwise expect or to which we are entitled, or may incur liability to the lessee, and thereby could experience a material adverse effect on our expected return under a lease. This risk is heightened given that some portion of the payments in respect of such leases may be cryptocurrency or other digital assets, and thus subject to the volatility, liquidity and other risks detailed elsewhere in these risk factors. Our ability to have access to collateral securing lease payments or otherwise could be limited by bankruptcy and other insolvency laws. Under certain circumstances, there is a risk that a court may deem an equipment lease to be a secured transaction. There is no assurance that the liquidation of the collateral securing a lease would satisfy the lessor’s obligations under the lease in the event non-payment or other non-compliance, or that any such collateral could be readily liquidated. As a result, we might not receive full payment on a lease to which we are entitled and thereby could experience a decline in the value of, or a loss with respect to, such lease. Mining equipment leased by us may be subject to significant risks, including risk of damage to mining equipment, that are not covered by insurance.
Due to the illiquid market for mining equipment, part of our competitive advantage has to do with our access to the supply of mining equipment from vendors all over the world. As such, we are susceptible to any disruptions in this supply chain, including but not limited to non-delivery of machines and risks associated with the jurisdiction that the vendor is located.
Additionally, as the technology evolves, we may seek to acquire and lease newer models of miners to remain competitive in the market. Over time, we replace those miners which are no longer functional with new miners purchased from third-party manufacturers, many of whom are based in China. As the mining equipment that we own and lease eventually becomes obsolete or degrades due to ordinary wear and tear from usage, or becomes lost or damaged due to factors outside of our control, miners will need to be repaired or replaced along with other equipment from time to time in order for our for us to stay competitive. This upgrading process requires substantial capital investment, and we may face challenges in doing so on a timely and cost-effective basis based on availability of new miners. If we are unable to obtain adequate numbers of new and replacement miners at scale, our mining business be unable to remain competitive.
Governments have limited or may limit the shipment of products in and out of their jurisdictions, which could negatively impact our ability to receive mining equipment from our suppliers. Our third-party manufacturers, suppliers, sub-contractors and customers have been and will continue to be disrupted by worker absenteeism, quarantines, restrictions on employees’ ability to work, office and factory closures, disruptions to ports and other shipping infrastructure, border closures, or other travel or health-related restrictions. Depending on the magnitude of such effects on our supply chain, shipments of parts for our existing miners, as well as any new miners we purchase, may be delayed. As our miners require repair or become obsolete and require replacement, our ability to obtain adequate replacements or repair parts from their manufacturer may therefore be hampered. Supply chain disruptions could therefore negatively impact our operations.
Further, digital asset mining operations can consume significant amounts of electricity, and recently, there has been increased focus on, and public debate surrounding, the negative environmental, social and governance considerations associated with such operations. For a more detailed discussion of these risks, see “— Regulatory changes or actions in foreign jurisdictions may affect our business or restrict the use of one or more digital assets, mining activity or the operation of their networks or the digital asset exchange market in a manner that adversely affects our business” and “— If regulators or public utilities take actions that restrict or otherwise impact mining activities, there may be a significant decline in such activities, which could adversely affect digital asset networks, our business and the market price of our Class A common stock,” in each case under the caption “— Risks Related to Regulation, Information Systems and Privacy Matters.”

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The digital asset mining industry has seen rapid growth and innovation, and is becoming increasingly competitive and GDM may be unable to compete effectively.
The digital asset mining industry has seen rapid growth and innovation, and GDM may be unable to compete effectively. GDM’s expenses may be greater than we anticipate, and our investments to make GDM more efficient or to gain digital asset mining market share may not outpace monetization efforts. Bitcoin miners and other necessary hardware are also subject to malfunction, technological obsolescence, the global supply chain and difficulty and cost in obtaining new hardware. Any major malfunction out of the typical range of downtime for normal maintenance and repair could cause a significant disruption in our ability to continue mining, which could result in lower yields and harm our digital asset mining market share. New miners can be costly and may be in short supply. There can be no assurances that the most efficient mining hardware will be readily available when we identify the need for it. We face competition in acquiring mining machines from major manufacturers and, at a given time, mining machines may only be available for pre-order months in advance. As a result of competition for the latest generation mining machines, or if we unexpectedly need to replace our mining machines due to a faulty shipment or other failure, we may not be able to secure replacement machines at reasonable costs on a timely basis.
GDM’s business strategy currently focuses entirely on mining bitcoin (as opposed to other digital assets), and our hardware is limited to mining using current “proof-of-work” protocols. There could be developments in proof of work protocols, or other competing validation methods or processes, that render such business strategy obsolete. Proof-of-stake is an alternative method of validating digital asset transactions. Proof-of-stake methodology does not rely on resource intensive calculations to validate transactions and create new blocks in a blockchain; instead, the validator of the next block is determined, sometimes randomly, based on a methodology in the blockchain software. Rewards, and sometimes penalties, are issued based on the amount of digital assets a user has “staked” in order to become a validator. Should bitcoin shift from a proof-of-work validation method to a proof-of-stake or other method, the transaction verification process (i.e., “mining” or “validating”) may render our mining business less competitive or less profitable. In addition, in the general course of our business outside of GDM, we participate in networks with proof-of-stake consensus algorithms, and we may earn rewards in the form of the native token of the network. Although we legally own the staked digital assets and can control their use, the value of any staked digital assets is subject to market volatility, and any such rewards we may earn as a validator could be offset by a loss in value of the staked digital assets.
In addition, the aggregate computing power of the global bitcoin network has generally grown over time and we expect it to continue to grow in the future. The barriers to entry for new bitcoin miners are relatively low, which can give rise to additional capacity from competing bitcoin miners. As the hash rate in the bitcoin network increases, the amount of bitcoin earned per unit of hash rate decreases. The bitcoin protocol responds to increasing total hash rate by increasing the “difficulty” of bitcoin mining. If this “difficulty” increases at a significantly higher rate, we would need to increase our hash rate at the same rate in order to maintain market share and generate equivalent block rewards. Therefore, in order to maintain or increase our market share, we may be required to make significant capital expenditures.
Any decrease in GDM’s effective market share would result in a reduction in our share of block rewards and transaction fees, which could adversely affect our financial performance and financial position.
We are not obligated to hedge our exposures, and, if we do, hedging transactions may be ineffective or reduce our overall performance.
We are not obligated to, and often times may not, hedge our exposures. However, from time to time, we may use a variety of financial instruments and derivatives, such as options, swaps, and forward contracts, for risk management purposes, including to: protect against possible changes in the market value of our investment or trading assets resulting from fluctuations in cryptocurrency markets or securities markets and changes in interest rates; protect our unrealized gains in the value of our investments or trading assets; facilitate the sale of any such assets; enhance or preserve returns, spreads or gains on any trade or investment; hedge the interest-rate or currency-exchange risk on any of our liabilities or assets; protect against any increase in the price of any assets that we anticipate purchasing at a later date; or to any other end that we deem appropriate. The success of any hedging activities by us will depend, in part, on our ability to correctly assess the degree of correlation between the performance of the instruments used in the hedging strategy

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Pursuant to 17 C.F.R. Section 200.83
and the performance of the assets being hedged. Since the characteristics of many assets change as markets change or time passes, the success of our hedging strategy will also be subject to our ability to continually recalculate, readjust and execute hedges in an efficient and timely manner. In addition, while we may enter into hedging transactions to seek to reduce risk, such transactions may actually increase risk or result in a poorer overall performance for us than if we had not engaged in such hedging transactions.
We may fail to develop and execute successful investment or trading strategies.
The success of our investment and trading activities will depend on the ability of the investment team to identify overvalued and undervalued investment opportunities and to exploit price discrepancies. This process involves a high degree of uncertainty. No assurance can be given that we will be able to identify suitable or profitable investment opportunities in which to deploy our capital. The success of the trading activities also depends on our ability to remain competitive with other over-the-counter traders and liquidity providers. Competition in trading is based on price, offerings, level of service, technology, relationships and market intelligence. The success of investment activities depends on our ability to source deals and obtain favorable terms. Competition in investment activities is based on relationships, the ability to offer strategic advice to portfolio companies and reputation. The barrier to entry in each of these businesses is very low and competitors can easily and will likely provide similar services in the near future. The success of our investment and trading business could suffer if we are not able to remain competitive.
We may make, or otherwise be subject to, trade errors.
Errors may occur with respect to trades executed on our behalf. Trade errors can result from a variety of situations, including, for example, when the wrong investment is purchased or sold or when the wrong quantity is purchased or sold. Trade errors frequently result in losses, which could be material. To the extent that an error is caused by a third party, we may seek to recover any losses associated with the error, although there may be contractual limitations on any third party’s liability with respect to such error.
Our trading orders may not be timely executed.
Our investment and trading strategies depend on the ability to establish and maintain an overall market position in a combination of financial instruments. Our trading orders may not be executed in a timely and efficient manner because of various circumstances, including, for example, trading volume surges or systems failures attributable to us or our counterparties, brokers, dealers, agents or other service providers. In such an event, we might only be able to acquire or dispose of some, but not all, of the components of our positions, or if the overall positions were to need adjustments, we might not be able to make such adjustments. As a result, we would not be able to achieve our desired market position, which may result in a loss. In addition, we can be expected to rely heavily on electronic execution systems (and may rely on new systems and technology in the future), which may be subject to certain systemic limitations or mistakes, causing the interruption of trading orders made by us.
The success of our investment banking business will depend on our ability to generate and maintain ongoing, profitable client demand for our services and our ability to remain competitive in the digital asset investment banking space.
The success of our investment banking business, which is conducted through Galaxy Digital Partners LLC, depends on creating and sustaining a demand for our financial and strategic advisory services with respect to the digital asset, cryptocurrency and blockchain technology sector while maintaining favorable margins. The ability to realize and maintain this demand could be negatively affected by numerous factors, many of which will be beyond our control and unrelated to our future work product.
Developments in the digital asset industry, which are expected to be rapid, could shift demand to new services and solutions. If, as a result of new technologies or changes in the industries we serve, our clients demand new services that we do not or are unable to provide, we may be less competitive in these new areas or need to make significant investment to meet that demand. Our strategy for developing our investment banking business focuses on responding to these types of developments by driving innovation that will enable us to expand our investment banking business into new growth areas. If we do not sufficiently invest in

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new technology and adapt to industry developments or evolve and expand our business at sufficient speed and scale, the success or even the viability of our investment banking business would be negatively affected.
We may become involved in advisory projects that are not directly related to the digital asset or blockchain industry. These projects are likely to relate to industries and clients that we believe will benefit in the future from blockchain technology and our experience and network in digital assets industry, however there can be no assurance that any such projects are successful. Further, as our investment banking business continues to develop and evolve, especially with regards to our investments in companies operating within the digital asset industry and the blockchain technology sector generally, we could be subject to unintended or unforeseen regulatory oversight, or come into the purview of regulators who seek to target us for our role in such transactions, which could expose us to regulatory actions, which may be inconsistently applied across jurisdictions.
The success of our investment banking business may be significantly affected by our ability to price our services properly. If we are not able to obtain favorable pricing for our services, the success of our investment banking business may materially suffer. The rates we charge for our services may be affected by a number of factors, including: general economic and political conditions, the competitive environment in our industry and the procurement practices of clients and their use of third-party advisors. In particular, because Galaxy Digital Partners LLC is as a broker-dealer and advises on mergers and acquisitions, we may be unable to purchase errors and omissions insurance without incurring material costs to our business. Therefore, we may become subject to a securities class-action lawsuits in connection with our advice on a public merger or acquisition and be without recourse from insurance.
We believe that currently there are limited competitors providing the digital asset investment banking services that we provide. However, the barrier to entry is very low and competitors can easily and will increasingly compete with our offerings. As a result, the success of our investment banking business, results of operations and financial condition could suffer if we are not able to remain competitive. The less we are able to differentiate our services and solutions or clearly convey the value of our services and solutions, the more risks we will face in winning new work in sufficient volumes and at target pricing, which could materially negatively impact the success or viability of our advisory services business. In addition, the introduction of new services or products by competitors could reduce our ability to obtain favorable pricing and impact the overall economics for the services or solutions offered.
Our trading business and the various activities we undertake expose us to counterparty credit risk.
Credit risk is the risk that an issuer of a security or a counterparty will be unable or unwilling to satisfy payment or delivery obligations when due. In addition to the risk of an issuer of a security in which we invest failing or declining to perform on an obligation under the security, we are exposed to the risk that third parties, including trading counterparties, clearing agents, exchanges, clearinghouses, custodians, administrators and other financial intermediaries that may owe us money, securities or other assets will not perform their obligations. Any of these parties might default on their obligations to us because of bankruptcy, lack of liquidity, operational failure or other reasons, in which event we may lose all or substantially all of the value of any such investment or trading transaction. When we trade on exchanges that specialize in digital asset futures and derivatives, we are exposed to the credit risk of that exchange.
In the case of loans that are secured by collateral, while we generally expect the value of the collateral to be greater than the value of such loans, the value of the collateral could actually be equal to or less than the value of such loans or could decline below the outstanding amount of such loans. This risk is heightened given that some portion of the collateral for these loans is expected to be digital assets, and thus subject to the volatility, liquidity and other risks detailed herein. Our ability to have access to the collateral could be limited by bankruptcy and other insolvency laws. Under certain circumstances, the collateral could be released with the consent of the lenders or pursuant to the terms of the underlying loan agreement with the borrower. There is no assurance that the liquidation of the collateral securing a loan would satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal, or that the collateral could be readily liquidated. As a result, we might not receive full payment on a secured loan investment to which we are entitled and thereby could experience a decline in the value of, or a loss on, the investment.

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In derivatives, we may invest in options on digital or non-digital assets. Purchasing and writing put and call options are highly specialized activities that entail greater-than-ordinary investment risks. An uncovered call writer’s loss is theoretically unlimited. Unlike exchange-traded options, which are standardized with respect to the underlying instrument, expiration date, contract size and strike price, the terms of over-the-counter options (options not traded on exchanges) are generally established through negotiation with the other party to the option contract. While this type of arrangement allows greater flexibility to tailor an option, over-the-counter options generally involve greater credit risk than exchange-traded options, which are guaranteed by the clearing organization of the exchanges where they are traded. As of the date of this prospectus, the availability of exchange-traded and over-the-counter options on digital assets is extremely limited, so terms may be unfavorable in comparison to those available for more firmly established types of options.
The failure or bankruptcy of any of our clearing brokers (or futures commission merchants) could result in a substantial loss of our assets. Under the current regulations of the Commodity Futures Trading Commission, a clearing broker maintains customers’ assets in a bulk segregated account. If a clearing broker fails to do so or is unable to satisfy a substantial deficit in a customer account, its other customers may be subject to risk of loss of their funds in the event of that clearing broker’s bankruptcy. In such an event, the clearing broker’s customers, such as us, are entitled to recover, even in respect of property specifically traceable to them, only a proportional share of all property available for distribution to all of that clearing broker’s customers.
Risks Related to Cryptocurrencies and Digital Assets
The continuing development and acceptance of digital assets and distributed ledger technology are subject to a variety of risks.
Cryptocurrencies, such as Bitcoin, and the other types of digital assets in which we invest and trade involve a new and rapidly evolving industry of which blockchain technology is a prominent, but not unique, part. The growth of the digital asset industry in general, and distributed ledger technology that supports digital assets, is subject to a high degree of uncertainty. The factors affecting the further development of the digital asset industry, as well as distributed ledger technology, include:
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continued worldwide growth in the adoption and use of digital assets;

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the limited operating histories of many cryptocurrency networks, which have not been validated in production and are still in the process of developing and making significant decisions that will affect the design, supply, issuance, functionality, and governance of their respective digital assets and underlying blockchain networks;

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government and quasi-government regulation of digital assets and their use, or restrictions on or regulation of access to and operation of applicable distributed ledger technology or systems that facilitate their issuance and secondary trading;

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the taxation, and tax-related reporting, of transactions involving digital assets by the United States and other jurisdictions;

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the maintenance and development of the open-source software protocols of certain blockchain networks used to support digital assets;

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advancements in technology, including computing power, that may adversely affect the respective cryptocurrency networks, render existing distributed ledger technology obsolete, inefficient, or fail to remediate or introduce new bugs and security risks;

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the use of the networks supporting digital assets for developing smart contracts and distributed applications;

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development of new technologies for mining and the rewards and transaction fees for miners or validators on digital asset networks;

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changes in consumer demographics and public tastes and preferences;

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
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the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies; and

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general economic conditions and the regulatory environment relating to digital assets.

Many digital asset networks, including Bitcoin and Ethereum, operate on open-source protocols maintained by groups of core developers. The open-source structure of these network protocols means that certain core developers and other contributors may not be compensated, either directly or indirectly, for their contributions in maintaining and developing the network protocol. A failure to properly monitor and upgrade network protocol could damage digital asset networks. As these network protocols are not sold and their use does not generate revenues for development teams, core developers may not be directly compensated for maintaining and updating the network protocols. Consequently, developers may lack a financial incentive to maintain or develop the network, and the core developers may lack the resources to adequately address emerging issues with the networks. There can be no guarantee that developer support will continue or be sufficient in the future. To the extent that material issues arise with certain digital asset network protocols and the core developers and open-source contributors are unable or unwilling to address the issues adequately or in a timely manner, such digital asset networks, and any corresponding digital assets held may be adversely affected.
Digital assets represent a new and rapidly evolving industry, and the market price of our Class A common stock may be impacted by the acceptance of Bitcoin and other digital assets.
Crypto assets built on blockchain technology were only introduced in 2008 and remain in the early stages of development. The Bitcoin network was first launched in 2009 and Bitcoins were the first cryptographic digital assets created to gain global adoption and critical mass. Cryptographic and algorithmic protocols governing the issuance of digital assets represent a new and rapidly evolving industry that is subject to a variety of factors that are difficult to evaluate. Because our results of operations and the market price of our Class A common stock may be closely correlated with the acceptance and perception of Bitcoin and/or other digital assets, the realization of one or more of the following risks could materially adversely affect the market price of our Class A common stock:
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Bitcoins have only recently become selectively accepted as a means of payment by some retail and commercial outlets, and use of Bitcoins by consumers to pay such retail and commercial outlets remains limited. Banks and other established financial institutions may refuse to process funds for Bitcoin transactions; process wire transfers to or from digital asset exchanges, Bitcoin-related companies or service providers; or maintain accounts for persons or entities transacting in Bitcoin. As a result, the prices of Bitcoins are largely determined by speculators and miners, thus contributing to price volatility that makes retailers less likely to accept it as a form of payment in the future.

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Banks may not provide banking services, or may cut off banking services, to businesses that provide digital asset-related services or that accept digital assets as payment, which could dampen liquidity in the market and damage the public perception of digital assets generally or any one digital asset in particular, such as Bitcoin, and their or its utility as a payment system, which could decrease the price of digital assets generally or individually.

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Certain privacy-preserving features have been or are expected to be introduced to some digital asset networks and exchanges or businesses that facilitate transactions in digital assets, including Bitcoin may be at an increased risk of having banking services cut off if there is a concern that these features interfere with the performance of anti-money laundering duties and economic sanctions checks.

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Users, developers and miners may otherwise switch to or adopt certain digital assets at the expense of their engagement with other digital asset networks, which may negatively impact those networks, including the Bitcoin network.

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In August 2017, the Bitcoin network underwent a hard fork that resulted in the creation of a new digital asset network called Bitcoin Cash. This hard fork was contentious, and as a result some users of the Bitcoin Cash network may harbor ill will toward the Bitcoin network. Any future hard fork could be similarly contentious and some users may attempt to negatively impact the use or adoption

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of the Bitcoin network or other digital asset networks, as may those involved in contentious hard forks of other digital assets.
Digital assets are a new asset class and represent a technological innovation and they are subject to a high degree of uncertainty. The adoption of digital assets will require growth in usage and in the blockchain technology generally for various applications. Adoption of digital assets will also require greater regulatory clarity. A lack of expansion in use of digital assets and blockchain technologies would adversely affect our financial performance. In addition, there is no assurance that digital assets generally will maintain their value over the long term. The value of digital assets is subject to risks related to our use. If growth in the use of digital assets generally occurs in the near or medium term, there is no assurance that such use will continue to grow over the long term. A contraction in use of digital assets may result in increased volatility or a reduction in digital asset prices, which would materially and adversely affect our investment and trading strategies, the value of our assets and the value of any investment in us.
The prices of digital assets are extraordinarily volatile.
Values of digital assets have historically been highly volatile. The value of cryptocurrencies is based in part on market adoption and future expectations, which may or may not be realized. Fluctuations in the price of various cryptocurrencies may cause uncertainty in the market and could negatively impact trading volumes of cryptocurrencies, which would adversely affect the success of our business, financial condition and results of operations. A decline in digital assets that we hold would negatively impact our financial position. A significant portion of demand for digital assets is generated by speculators and investors seeking to profit from the short- or long-term holding of these assets. Speculation regarding future appreciation in the value of a digital asset may inflate and make more volatile the price of that digital asset.
Several factors may affect the price of digital assets, particularly cryptocurrencies, including, but not limited to:
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Global cryptocurrency supply and demand, which can be influenced by the growth or decline of retail merchants’ and commercial businesses’ acceptance of cryptocurrencies as payment for goods and services, the security of online cryptocurrency exchanges and digital wallets that hold cryptocurrencies, the perception that the use and holding of digital currencies is safe and secure and regulatory restrictions on their use.

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Changes in the software, software requirements or hardware requirements underlying a blockchain network, such as a fork. Forks in the future are likely to occur and there is no assurance that such a fork would not result in a sustained decline in the market price of cryptocurrencies.

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Changes in the rights, obligations, incentives or rewards for the various participants in a blockchain network. For digital assets that rely on miners, sophisticated miner groups may become unduly influential over time if system or bandwidth requirements become too high. Where a single personality or entity exerts an outsize influence, an adverse event impacting that individual or entity, such as an insolvency proceeding, could result in a reduction in the price of a digital assets.

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Concentration of ownership in certain digital assets by an individual or small group of holders or those within one or a small number of jurisdictions. Large sales or distributions by such holders could have an adverse effect on the market price of such digital assets.

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The maintenance and development of the software protocol of cryptocurrencies.

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Cryptocurrency exchanges deposit and withdrawal policies and practices, liquidity on such exchanges and interruptions in service from or failures of such exchanges.

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Regulatory measures, if any, that affect the use and value of digital assets.

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The taxation, and tax-related reporting, of transactions involving digital assets by the United States and other jurisdictions.

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Competition for and among various cryptocurrencies that exist and market preferences and expectations with respect to adoption of individual currencies.

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Actual or perceived manipulation of the markets for cryptocurrencies.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
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Actual or perceived threats that cryptocurrencies and related activities such as mining have adverse effects on the environment or are tied to illegal activities, or on the other hand, the correlation of the price of certain digital assets to the price of Bitcoin in particular.

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Social media posts and other public communications by high-profile individuals relating to specific cryptocurrencies, or listing or other business decisions by cryptocurrency companies relating to specific cryptocurrencies.

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Investors’ expectations with respect to the rate of inflation, in the economy, monetary policies of governments, trade restrictions and currency devaluations and revaluations.

Additionally, some purportedly decentralized digital assets may be more centralized than widely believed, or may become more centralized over time, increasing the risk that an adverse event impacting an individual personality or entity could result in a reduction in the price of digital assets. While digital assets networks are typically decentralized and do not need to rely on any single government or institution to create, transmit and determine value, in reality a single personality or entity may have the ability to exert centralized authority over a network.
Some digital assets may be more difficult to value than other investments because such assets may not have a liquid or transparent trading market. We may not be able to sell a digital asset promptly or at a reasonable time or price. Although there may be an institutional market for certain digital assets, it is not possible to predict exactly how the market for such assets will develop or whether it will continue to exist. A digital asset that was liquid at the time of purchase may subsequently become illiquid, and its value may decline as a result. In addition, transaction costs are generally higher for digital assets.
There is no assurance that cryptocurrencies will maintain their long-term value in terms of purchasing power in the future, or that acceptance of cryptocurrency payments by mainstream retail merchants and commercial businesses will continue to grow. Only a limited number of cryptocurrencies, including Bitcoin, have become sometimes accepted as a means of payment for some goods and services, and use of cryptocurrencies by consumers to pay at retail and commercial outlets remains very limited. In part, this is because cryptocurrencies face significant scaling obstacles that can lead to high fees or slow transaction settlement times and attempts to increase the volume of transactions may not be effective. A lack of expansion by cryptocurrencies into retail and commercial markets, or a contraction of such limited use as has developed to date, may result in increased volatility or a reduction in the value of that cryptocurrency or cryptocurrencies generally, either of which could materially and adversely affect our investment and trading strategies, the value of our assets and the value of any investment in us.
Many digital asset transactions are irrevocable and stolen or incorrectly transferred digital assets may be irretrievable. As a result, any incorrectly executed digital asset transactions could adversely affect the price of our Class A common stock.
Digital asset transactions are typically not reversible without the consent and active participation of the recipient of the transaction. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer or theft of a digital asset generally will not be reversible and we may not be capable of seeking compensation for any such transfer or theft. Although transfers of digital assets that we hold and/or that are custodied on behalf of our customers will regularly be made to or from our custody accounts, it is possible that, through computer or human error, or through theft or criminal action, such digital assets could be transferred from our custody accounts in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts.
Such events have occurred in connection with digital assets in the past. For example, in September 2014, the Digital Asset Exchange Huobi announced that it had sent approximately 900 Bitcoins and 8,000 Litecoins (worth approximately $400,000 at the prevailing market prices at the time) to the wrong customers. To the extent that we are unable to seek a corrective transaction with such third party or are incapable of identifying the third party which has received our digital assets through error or theft, we will be unable to revert or otherwise recover incorrectly transferred digital assets. We will also be unable to convert or recover the digital assets transferred to uncontrolled accounts. To the extent that we are unable to seek redress for such error or theft, such loss could have a material adverse effect on us.

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The U.S. federal income tax treatment of transactions in digital assets is unclear.
Due to the new and evolving nature of digital assets and the absence of comprehensive guidance with respect to digital assets, many significant aspects of the U.S. federal income tax treatment of digital assets are uncertain. Our operations and dealings, in or in connection with digital assets, as well as transactions in digital assets generally, could be subject to adverse tax consequences in the United States, including as a result of development of the legal regimes surrounding digital assets, and our operating results, as well as the price of digital assets, could be adversely affected thereby.
Many significant aspects of the U.S. federal income tax treatment of digital assets (including with respect to the amount, timing and character of income recognition) are uncertain. In 2014, the U.S. Internal Revenue Service (the “IRS”) released a notice (the “Notice”) discussing certain aspects of digital assets for U.S. federal income tax purposes and, in particular, stating that such digital assets (1) are “property,” (2) are not “currency” for purposes of the rules relating to foreign currency gain or loss and (3) may be held as a capital asset. In 2019, the IRS released a revenue ruling and a set of “Frequently Asked Questions” (the “Ruling & FAQs”) that provide some additional guidance, including guidance to the effect that, under certain circumstances, hard forks of digital assets are taxable events giving rise to ordinary income and guidance with respect to the determination of the tax basis of digital assets. The Notice and the Ruling & FAQs, however, do not address other significant aspects of the U.S. federal income tax treatment of digital assets. We do not intend to request a ruling from the IRS on these issues, and we will take positions on these and other U.S. federal income tax issues relating to digital assets that we believe to be reasonable. There can be no assurance that the IRS will agree with the positions we take, and it is possible that the IRS will successfully challenge our positions.
There can be no assurance that the IRS will not alter its position with respect to digital assets in the future or that a court would uphold the treatment set forth in the Notice and the Ruling & FAQs. It is also unclear what additional guidance on the treatment of digital assets for U.S. federal income tax purposes may be issued in the future. Any such alteration of the current IRS positions or additional guidance could result in adverse tax consequences for us and could have an adverse effect on the value of Bitcoin or other digital assets. Because of the evolving nature of digital assets, it is not possible to predict potential future developments that may arise with respect to digital assets. Such developments may increase the uncertainty with respect to the treatment of digital assets for U.S. federal income tax purposes. For example, the Notice addresses only digital assets that are “convertible virtual currency,” and it is conceivable that we will hold certain types of digital assets that are not within the scope of the Notice. On April 7, 2021, the Biden administration proposed changes to the U.S. tax system, which proposals include the creation of a set of comprehensive financial account information reporting rules that would apply to digital asset exchanges and custodians and could create significant compliance burdens for us and our customers, and could affect the price of digital assets. These rules would require digital asset exchanges and custodians to report on an annual return gross inflows and outflows with a breakdown for physical cash, transactions with a foreign account, and transfers to and from another account with the same owner, with an exception for accounts with a gross flow threshold or fair market value below a certain de minimis amount. Reporting requirements would also apply in cases in which taxpayers buy digital assets from one broker and then transfer such digital assets to another broker, and businesses that receive digital assets in transactions with a fair market value of more than $10,000 would have to report such transactions. Separately, the proposal would require a U.S. digital asset exchange or hosted wallet provider to report information relating to certain passive entities and their substantial foreign owners when reporting with respect to digital assets held by those entities in an account with such U.S. digital asset exchange or digital wallet provider. The proposal would be effective for tax years beginning after December 31, 2022. We are unable to predict whether these or any other proposals relating to reporting with respect to, or the taxation of, digital assets will be enacted into law, or the effects that the enactment of such proposals could have on us or the price of digital assets.
The state, local and non-U.S. tax treatment of digital assets is unclear.
The taxing authorities of certain states (i) have announced that they will follow the Notice with respect to the treatment of digital assets for state income tax purposes and/or (ii) have issued guidance exempting the purchase and/or sale of digital assets for fiat currency from state sales tax. It is unclear what further guidance on the treatment of digital assets for state tax purposes may be issued in the future. Any future

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guidance on the treatment of digital assets for state or local tax purposes could result in adverse tax consequences to us and could adversely affect the price of digital assets.
The treatment of digital assets for tax purposes by non-U.S. jurisdictions may differ from the treatment of digital currency for U.S. federal, state or local tax purposes. It is possible, for example, that a non-U.S. jurisdiction would impose sales tax or value-added tax on purchases and sales of digital assets for fiat assets. For instance, if a foreign jurisdiction with a significant share of the market of Bitcoin users imposes onerous tax burdens on digital asset users, or imposes sales or value-added tax on purchases and sales of digital assets for fiat assets, such actions could result in decreased demand for digital currency in such jurisdiction, which could adversely affect the price of digital assets.
You are urged to consult your own tax advisors regarding the tax treatment of digital assets and the consequences of investing in us, given the nature of our business.
Political or economic crises may motivate large-scale sales of digital assets, which would result in a reduction in values and materially and adversely affect us.
Cryptocurrencies, as an alternative to fiat currencies that are backed by central governments, are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. For example, political or economic crises could motivate large-scale acquisitions or sales of digital assets either globally, regionally or locally. Large-scale sales of certain digital assets would result in a reduction in their value and could materially and adversely affect our investment and trading strategies, the value of our assets and our value.
The value of cryptocurrencies and other digital assets may be subject to momentum pricing risk.
Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency and other digital asset market prices are determined primarily using data from various exchanges, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies and other digital assets, inflating and making their market prices more volatile, and such effects may be material and adverse. As a result, cryptocurrencies and other digital assets may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely materially affect the value of our cryptocurrency and other digital asset inventory and thereby affect the market price of our Class A common stock.
Short sales and borrowings of digital assets pose additional risks.
We engage in short sales and borrowings of digital assets. In a short sale, we would sell digital assets that we do not own, typically borrowed from a third party. Borrowing and lending markets for digital assets are currently limited and are unlikely to become as developed and stable as those for securities or other established assets in the near term, if ever, which exposes us to risks.
Because we would remain liable to return any digital assets that we borrowed, whether in connection with a short sale or otherwise, we would be required to purchase an equivalent amount of digital assets prior to the date on which delivery to the third-party lender is required. We will incur a loss as a result of a short sale or borrowing if the price of the digital assets increases between the date of the short sale or borrowing and the date on which we replace the borrowed digital assets. The amount of any loss will be increased by the amount of the premium or interest that we may be required to pay in connection with a short sale or borrowing. Short selling and borrowing exposes us to unlimited risk with respect to the borrowed digital assets because of the lack of an upper limit on the prices to which those digital assets can rise. Purchasing digital assets to close out a short position can itself cause the price of the digital assets to rise further, thereby exacerbating any losses. Under adverse market conditions, we may have difficulty purchasing digital assets to meet our short sale delivery obligations and may have to sell other digital assets to raise the necessary capital at a time when it would be unfavorable to do so. If a request for return of borrowed assets occurs at a time when other short sellers are receiving similar requests, a “short squeeze” can occur, and we

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may be compelled to replace borrowed digital assets previously sold short with purchases on the open market at the most disadvantageous time, possibly at prices significantly in excess of the proceeds received in originally selling the assets short. In addition, we may have difficulty purchasing assets to meet our delivery obligations if the assets sold short or borrowed by us have a limited daily trading volume or limited market capitalization. Short sales by us and “short” derivative positions are forms of investment leverage, and the amount of our potential loss is theoretically unlimited.
Lending of digital assets pose additional risks.
We lend digital assets to third parties, including affiliates. On termination of the loan, the borrower is required to return the digital assets to us; any gains or loss in the market price during the loan would inure to us. In the event of the bankruptcy of the borrower, we could experience delays in recovering our digital assets. In addition, to the extent that the value of the digital assets increases during the term of the loan, the value of the digital assets may exceed the value of collateral provided to us, exposing us to credit risks with respect to the borrower and potentially exposing us to a loss of the difference between the value of the digital assets and the value of the collateral. If a borrower defaults under its obligations with respect to a loan of digital assets, including by failing to deliver additional collateral when required or by failing to return the digital assets upon the termination of the loan, we may expend significant resources and incur significant expenses in connection with efforts to enforce the loan agreement, which may ultimately be unsuccessful. In addition, there is significant operational infrastructure required to scale the borrowing and lending of digital assets. The failure to appropriately implement the infrastructure related to the lending business could lead to operational risk and have a material adverse effect on us.
Blockchain networks, digital assets and the exchanges on which these assets are traded are dependent on internet and other blockchain infrastructure and susceptible to system failures, security risks and rapid technological change.
The success of cryptocurrency-based blockchain and other digital asset platforms will depend on the continued development of a stable public infrastructure, with the necessary speed, data capacity and security, and the timely development of complementary products such as high-speed modems for providing reliable internet access and services. Digital assets have experienced, and are expected to continue to experience, significant growth in the number of users and amount of content. Blockchains will continue to be increasingly interconnected with other blockchains and real-world applications. As services and applications continue to be built on top of blockchains, there will place increased reliance on third-party infrastructure providers, including in connection with cross-chain bridges and messaging, liquidity providers, wallets, data feeds and oracles. Reliance on any of these third-parties introduces additional risks and points of failure. There is no assurance that the relevant digital asset infrastructure will continue to be able to support the demands placed on it by this continued growth or that the performance or reliability of the technology will not be adversely affected by this continued growth. There is also no assurance that the infrastructure or complementary products or services necessary to make digital assets a viable product for their intended use will be developed in a timely manner, or that such development will not result in the requirement of incurring substantial costs to adapt to changing technologies. The failure of these technologies or platforms or their development could materially and adversely affect our investment and trading strategies, the value of our assets and the value of any investment in us. Any number of technical changes, software upgrades, soft or hard forks, cybersecurity incidents or other changes to the underlying blockchain network may occur from time to time, causing incompatibility, technical issues, disruptions or security weaknesses to our systems. If we are unable to identify, troubleshoot and resolve any such issues successfully, we may no longer be able to support such cryptocurrency, our customers’ assets may be frozen or lost, the security of our hot or cold wallets may be compromised and our systems and technical infrastructure may be affected, all of which could adversely impact the success of our business, financial condition and results of operations. Cryptocurrencies are created, issued, transmitted, and stored according to protocols run by computers in the cryptocurrency network. It is possible these protocols have undiscovered flaws or could be subject to network scale attacks which could result in losses to us. Advancements in quantum computing could break the cryptographic rules of protocols which support certain of our assets.

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If the digital asset award for mining blocks and transaction fees for recording transactions on a digital asset network is not sufficiently high to incentivize miners, or if certain jurisdictions continue to limit mining activities, miners may cease expanding processing power or demand high transaction fees, which could negatively impact the value of the digital asset and the market price of our Class A common stock.
If the digital asset awards for mining blocks or the transaction fees for recording transactions on a digital asset network are not sufficiently high to incentivize miners, or if certain jurisdictions continue to limit mining activities, miners may cease expending processing power to mine blocks and confirmations of transactions on the digital asset’s blockchain could be slowed. We pay miner fees in connection with our digital asset transactions. Miner fees can be unpredictable. For instance, in 2017, Bitcoin miner fees increased from approximately $0.35 per transaction in January 2017 to over $50 per transaction in December 2017. For example, the realization of one or more of the following risks could materially adversely affect the market price of our Class A common stock:
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Over the past several years, digital asset mining operations have evolved from individual users mining with computer processors, graphics processing units and first generation application specific integrated circuit machines to “professionalized” mining operations using proprietary hardware or sophisticated machines. If the profit margins of digital asset mining operations are not sufficiently high, including due to an increase in electricity costs, digital asset miners are more likely to immediately sell tokens earned by mining, resulting in an increase in liquid supply of that digital asset, which would generally tend to reduce that digital asset’s market price.

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A reduction in the processing power expended by miners on a digital asset network could increase the likelihood of a malicious actor disrupting or obtaining control of the network. See “—If a malicious actor or botnet obtains control of more than 50% of the processing power on a digital asset network, or otherwise obtains control over a digital asset network through its influence over core developers or otherwise, such actor or botnet could manipulate the blockchain of such digital asset to adversely affect the market price of our Class A common stock or our ability to operate.”

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Miners have historically accepted relatively low transaction confirmation fees on most digital asset networks due to income skewed toward the block reward. If miners demand higher transaction fees for recording transactions in the blockchain or a software upgrade automatically charges fees for all transactions on a digital asset network, the cost of using such digital asset may increase and the marketplace may be reluctant to accept such digital asset as a means of payment. Alternatively, miners could collude in an anti-competitive manner to reject low transaction fees on a digital asset network and force users to pay higher fees, thus reducing the attractiveness of the digital asset network. Higher transaction confirmation fees resulting from collusion or other factors may reduce the attractiveness of the digital asset network, the value of the digital asset, and could materially and adversely affect our investment and trading strategies, the value of our assets and the market price of our Class A common stock. Losses associated with the payment of miner fees in excess of what we charge our customers, could result in adverse impacts on our operating results.

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To the extent that any miners cease to record transactions that do not include the payment of a transaction fee in mined blocks or do not record a transaction because the transaction fee is too low, such transactions will not be recorded on the blockchain of a digital asset until a block is mined by a miner who does not require the payment of transaction fees or is willing to accept a lower fee. Any widespread delays in the recording of transactions could result in a loss of confidence in a digital asset network.

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Digital asset mining operations can consume significant amounts of electricity, which may have a negative environmental impact and give rise to public opinion against allowing, or government regulations restricting, the use of electricity for mining operations. Additionally, miners may be forced to cease operations during an electricity shortage or power outage.

From time to time, we may encounter technical issues in connection with changes or upgrades to the underlying digital asset networks of supported cryptocurrencies or protocols, and more broadly, such changes or upgrades may be delayed or unsuccessful, any of which could materially and adversely affect our investments and trading strategies, our financial condition and results of operations.
Rising adoption of blockchain networks leads to network congestion, as space on decentralized ledgers is inherently scarce. From a design standpoint, striking a balance between security, decentralization, and

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scalability (or transactional throughput) is subject of great debate among innovators and has led to the creation of a variety of networks that make different trade-offs to achieve different outcomes. If network congestion rises to the point where transaction fees make it prohibitively expensive for average users to operate on the network, those users may stop using the network, and application developers may seek to build on other networks where users can afford to transact.
For example, while no challenger networks have yet offered meaningful competition to Ethereum for either users or application developers, there is pressure on Ethereum protocol developers to deploy “Ethereum 2.0,” which promises significant scaling improvements and ease network congestion. If Ethereum 2.0 takes too long to launch, or doesn’t launch at all, an alternative blockchain network may attract users and developers, challenging Ethereum’s position as the most valuable and widely used smart contracting platform. Even if Ethereum 2.0 does launch, major protocol changes and upgrades are risky and there could be design flaws or bugs that could be exploited in ways that are difficult to anticipate. A reduction in Ethereum’s adoption or usage relative to challenger smart contracting networks could materially and adversely affect several of our investments and trading strategies.
Any number of anticipated or unforeseen technical changes or software upgrades, soft or hard forks, cybersecurity incidents or other changes to the underlying blockchain network may cause incompatibility, technical issues, disruptions or security weaknesses to our systems. If we are unable to identify, troubleshoot and resolve any such issues successfully, we may no longer be able to support such cryptocurrency, our customers’ assets may be frozen or lost, the security of our hot or cold wallets may be compromised and our technical infrastructure may be affected, all of which could adversely impact the success of our business, financial condition and results of operations.
Changes in the governance of a digital asset network may not receive sufficient support from users and miners, which may negatively affect that digital asset network’s ability to grow and respond to challenges.
The governance of decentralized networks, such as the Bitcoin and Ethereum networks, is by voluntary consensus and open competition. As a result, there may be a lack of consensus or clarity on the governance of any particular decentralized digital asset network, which may stymie such network’s utility and ability to grow and face challenges. The foregoing notwithstanding, the protocols for some decentralized networks, such as the Bitcoin network, are informally managed by a group of core developers that propose amendments to the relevant network’s source code. Core developers’ roles evolve over time, largely based on self-determined participation. If a significant majority of users and miners adopt amendments to a decentralized network based on the proposals of such core developers, such network will be subject to new protocols that may adversely affect the value of the relevant digital asset.
As a result of the foregoing, it may be difficult to find solutions or marshal sufficient effort to overcome any future problems, especially long-term problems, on digital asset networks.
A temporary or permanent “fork” could adversely affect an investment in us.
Many public blockchain networks, including the Bitcoin network, operate using open-source protocols, meaning that any user can download the software, modify it and then propose that the users and miners of Bitcoin, for example, adopt the modification. The development team for a network might propose and implement amendments to a network’s source code through software upgrades altering the original protocol, including fundamental ideas such as the irreversibility of transactions and limitations on the validation of blockchain software distributed ledgers. Such changes to original protocols and software could materially and adversely affect our investment and trading strategies, the value of our assets and the value of any investment in us.
When a modification is introduced and a substantial majority of users and miners consent to the modification, the change is implemented and the network remains uninterrupted. However, if less than a substantial majority of users and miners consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “hard fork” of the Bitcoin network, with one group running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two versions of Bitcoin running in parallel, yet lacking interchangeability. Both Bitcoin and Ethereum have experienced “forks” in recent years.

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A fork can lead to a disruption of networks and our information technology systems, which can further lead to temporary or even permanent loss of customer assets. For example, in August 2017, Bitcoin “forked” into Bitcoin and a new digital asset, Bitcoin Cash, as a result of a several-year dispute over how to increase the rate of transactions that the Bitcoin network can process.
Forks may also occur as a network community’s response to a significant security breach. For example, in June 2016, an anonymous hacker exploited a smart contract running on the Ethereum network to syphon approximately $60 million of ETH held by The DAO, a distributed autonomous organization, into a segregated account. In response to the hack, most participants in the Ethereum community elected to adopt a “fork” that effectively reversed the hack. However, a minority of users continued to develop the original blockchain, now referred to as “Ethereum Classic” with the digital asset on that blockchain now referred to as Ether Classic, or ETC. ETC now trades on several digital asset exchanges.
A fork may also occur as a result of an unintentional or unanticipated software flaw in the various versions of otherwise compatible software that users run. Such a fork could lead to users and miners abandoning the digital asset with the flawed software. It is possible, however, that a substantial number of users and miners could adopt an incompatible version of the digital asset while resisting community-led efforts to merge the two chains. This could result in a permanent fork, as in the case of Ether and Ether Classic.
In addition, many developers have previously initiated hard forks in the Bitcoin blockchain to launch new digital assets, such as Bitcoin Cash, Bitcoin Gold, Bitcoin Silver and Bitcoin Diamond. Later, the Bitcoin Cash blockchain was again forked to launch a new digital asset, Bitcoin Satoshi’s Vision. To the extent such digital assets compete with a digital asset held by Galaxy, such competition could impact demand for such digital asset and could adversely impact the market price of our Class A common stock. Furthermore, a hard fork can lead to new security concerns. For example, when the Ethereum and Ethereum Classic networks split in July 2016, replay attacks, in which transactions from one network were rebroadcast to nefarious effect on the other network, plagued Ethereum exchanges through at least October 2016. An Ethereum exchange announced in July 2016 that it had lost 40,000 Ether Classic, worth about $100,000 at that time, as a result of replay attacks. Another possible result of a hard fork is an inherent decrease in the level of security due to significant amounts of mining power remaining on one network or migrating instead to the new forked network. After a hard fork, it may become easier for an individual miner or mining pool’s hashing power to exceed 50% of the processing power of the digital asset network that retained or attracted less mining power, thereby making digital assets that rely on proof-of-work more susceptible to attack.
A hard fork may adversely affect the price of the digital asset at the time of announcement or adoption. For example, the announcement of a hard fork could lead to increased demand for the pre-fork digital asset, in anticipation that ownership of the pre-fork digital asset would entitle holders to a new digital asset following the fork. The increased demand for the pre-fork digital asset may cause the price of the digital asset to rise. After the hard fork, it is possible the aggregate price of the two versions of the digital asset running in parallel would be less than the price of the digital asset immediately prior to the fork.
The Ethereum network is in the process of implementing software upgrades and other changes to its protocol. For example, in 2021 or 2022, the Ethereum network may begin the first of several stages of an upgrade called Serenity, or Ethereum 2.0. Ethereum 2.0. is a new iteration of Ethereum that would amend its consensus mechanism to include proof-of-stake and sharding. A digital asset network’s consensus mechanism is a material aspect of its source code, and any failure to properly implement such a change could have a material adverse effect on the value of digital assets that rely on the Ethereum network, including some of which we hold, and the market price of our Class A common stock.
Any future forks could adversely affect our business and the market price of our Class A common stock.
We hold certain investments in Decentralized Finance (“DeFi”) protocols and may suffer losses if they do not function as expected.
We hold investments in various DeFi protocols. These protocols achieve their investment purposes through self-executing smart contracts that allow users to invest crypto assets in a pool from which other

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users can borrow without requiring an intermediate party to facilitate these transactions. These investments earn interest to the investor based on the rates at which borrowers repay the loan, and can generally be withdrawn with no restrictions. However, these DeFi protocols pose heightened regulatory concerns and are subject to various risks, including the risk that the underlying smart contract is insecure, the risk that borrowers may default and the investor will not be able to recover its investment, the risk that any underlying collateral may experience significant volatility, and the risk of certain core developers with protocol administration rights can make unauthorized or harmful changes to the underlying smart contract. If any of these risks materialize, our investments in these DeFi protocols may be adversely impacted and we may lose all of our investments.
The emergence of DeFi subjects us to evolving risks and uncertainties relating to our investments and our services.
DeFi refers to a variety of blockchain-based applications or protocols that provide for peer-to-peer financial services using smart contracts and other technology rather than such services being offered by central intermediaries. There are various DeFi applications and protocols, each with its own unique risks and uncertainties. Common DeFi applications include borrowing/lending digital assets and providing liquidity or market making in digital assets. DeFi applications and ecosystems are demonstrating how public blockchains and smart contracts can revolutionize financial services, but the nascent technology comes with several risks that could materially and adversely affect our investments and trading strategies. It is difficult to quantify the amount of leverage that exists within the DeFi ecosystem and price volatility can result in deleveraging that moves asset prices dramatically. In addition, smart contracts may contain bugs which put funds at risk of theft or loss. Furthermore, in certain decentralized protocols, it may be difficult or impossible to verify the identity of a transaction counterparty necessary to comply with any applicable anti-money laundering, countering the financing of terrorism, or sanctions regulations or controls.
The complexity and interconnectedness of digital asset networks, applications, and economic systems enables new forms of malicious attacks that leverage a feature or vulnerability of one system to attack another. Such an attack may take the form of a temporary manipulation of the price of certain digital assets that trigger second order behaviors, such as automatic collateral liquidations on decentralized applications or Digital Asset trading platforms. Such an attack could adversely affect investments. A malicious actor can exploit the structure of one or a series of smart contracts or applications in ways that do not technically constitute exploitation of a “bug” or flaw in the smart contract or application. For example, such an exploit has occurred repeatedly in the Ethereum DeFi ecosystem, whereby a decentralized exchange or lending application is designed to reference an external pricing source of a particular digital asset to determine when to liquidate collateral. By manipulating the price of the particular digital asset on a third-party platform (such as a digital asset trading platform), the pricing source used by the decentralized trading platform or application is consequently manipulated, which then leads to uneconomic collateral liquidations on the decentralized trading platform or application. Such liquidations may be processed automatically and could have a material adverse effect on our investments and trading strategies.
DeFi protocols and digital assets used in DeFi protocols pose heightened regulatory concerns even beyond those that face digital asset networks and digital assets generally.
The U.S. financial system is extensively regulated at both the federal and state level with a particular focus on intermediaries such as banks, broker-dealers, futures commission merchants, investment funds, investment advisers, and financial asset exchanges, trading platforms, clearinghouses and custodians. U.S. laws and regulations impose specific obligations on financial services intermediaries both for the protection of their customers and for the protection of the U.S. financial system as a whole. These include capital requirements, activities restrictions, reporting and disclosure requirements and obligations to monitor the activities of their customers and to ensure that the intermediaries’ activities and the activities of their customers are conducted in accordance with applicable laws and regulations. Non-U.S. laws and regulatory requirements may impose similar obligations. By seeking to eliminate or substantially limit the role of traditional financial services intermediaries in lending, brokering, advisory, trading, clearing, custodying and other financial services activities, DeFi protocols pose numerous challenges to the longstanding oversight framework developed under U.S. law and used by U.S. and other regulators. For example, one former commissioner of the CFTC has publicly stated that he believes certain DeFi protocols and activities operating

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without regulatory licensing likely violates the Commodity Exchange Act. Further, most DeFi activities rely on users maintaining “self-hosted” wallets, and DeFi protocols generally do not engage in anti-money laundering (“AML”) and know-your-customer (“KYC”) or other customer identification and due diligence processes, each of which have raised concerns for regulators, including international standard-setting bodies such as the Financial Action Task Force.
Legislative bodies and regulators may be required to adapt their regulatory models to accommodate decentralized financial activities, or take novel steps to supervise, limit or even prohibit decentralized financial activities. Recently, there have been public reports of instances of SEC oversight, including SEC subpoenas of teams behind DeFi platforms. It is not possible to predict how or when these challenges will be resolved or what the impact on specific DeFi protocols will be, and it is likely that the DeFi industry will face a prolonged period of regulatory uncertainty. It is possible that some DeFi protocols, including those using digital assets that we invest in, will be subjected to costly and burdensome compliance regimes or even prohibited outright.
In addition, traditional financial services intermediaries bear significant and ongoing costs to comply with financial services regulation, and individually or through trade associations may actively oppose legislative or regulatory efforts to accommodate DeFi activities that compete with their core service offerings. Traditional financial services intermediaries may instead actively encourage policymakers and regulatory authorities to take actions that impede the development and use of DeFi protocols. DeFi protocols that significantly improve on traditional financial services offerings by making transactions more efficient and inexpensive, including those using digital assets, can be expected to draw the most attention and potential opposition from traditional financial services intermediaries, the associations that represent them, and their legislative allies.
Any action taken by federal, state or international policymakers or regulators to address risks and perceived risks to the public or to the U.S. and other countries’ financial systems from decentralized financial activities, or the threat of such action, could have a material adverse impact on one or more digital assets and therefore materially and adversely impact our investments, our revenue and the market price of our Class A common stock.
If a malicious actor or botnet obtains control of more than 50% of the processing power on a digital asset network, or otherwise obtains control over a digital asset network through its influence over core developers or otherwise, such actor or botnet could manipulate the blockchain of such digital asset to adversely affect the market price of our Class A common stock or our ability to operate.
If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of hash rate on a proof-of-work system, or otherwise controls a sizeable portion of supply in a proof-of-stake system, it can maliciously disrupt the blockchain, either by halting functionality, censoring transactions, or even double-spending coins. If such an actor or botnet obtains a majority of the processing power dedicated to mining on a particular digital asset network, it may be able to alter the relevant blockchain on which transactions in that digital asset rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could also control, exclude or modify the ordering of transactions. Although the malicious actor or botnet would not be able to generate new tokens or transactions using such control, it could “double-spend” its own tokens (i.e., spend the same tokens in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintained control. To the extent that such malicious actor or botnet did not yield its control of the processing power on the relevant digital asset network or the digital asset community did not reject the fraudulent blocks as malicious, reversing any changes made to the relevant blockchain may not be possible. Further, a malicious actor or botnet could create a flood of transactions in order to slow down the relevant digital asset network.
More generally, the practice of Miner Extractable Value or MEV has become standard and widespread across smart contracting platforms like Ethereum. MEV is the practice by which miners and validators exploit their role in a particular digital asset network in order to extract value from transactors by censoring, frontrunning, backrunning or otherwise executing arbitrage strategies against transactors. MEV can reduce the effectiveness of certain blockchain transactions and in turn increase the cost of transacting on networks, which may discourage users from transacting on such networks altogether. There are currently no means to

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completely mitigate the effects of MEV, and to the extent that we transact on these blockchains, whether for proprietary purposes or on behalf of our clients, we may be unable to protect ourselves or our clients from the effects or impacts of MEV, which could include a reduction in the speed, quality and/or security of our trades. Furthermore, if any one digital asset network’s user experience is harmed at scale, the value of the digital assets carried on that network could decline. The occurrence of any of the aforementioned risks associated with MEV could adversely affect the value of our transactions and investments, our ability to operate efficiently and the market price of our Class A common stock.
For example, in August 2020, the Ethereum Classic Network was the target of two double-spend attacks by an unknown actor or actors that gained more than 50% of the processing power of the Ethereum Classic Network. The attack resulted in reorganizations of the Ethereum Classic Blockchain that allowed the attacker or attackers to reverse previously recorded transactions in excess of over $5.0 million and $1.0 million.
In addition, in May 2019, the Bitcoin Cash network experienced a 51% attack when two large mining pools reversed a series of transactions in order to stop an unknown miner from taking advantage of a flaw in a recent Bitcoin Cash protocol upgrade. Although this particular attack was arguably benevolent, certain individuals believe it negatively impacts the Bitcoin Cash network.
Further, a malicious actor or botnet could create a flood of transactions in order to slow down the relevant digital asset network. For example, on June 2, 2018, the Horizen network was the target of a double-spend attack by an unknown actor that gained more than 50% of the processing power of the Horizen network. The attack was the result of delayed submission of blocks to the Horizen network. The core developers of Zen have since begun to implement mitigation procedures to significantly increase the difficulty of attacks of this nature by introducing a penalty for delayed block submissions.
The crossing of the 50% threshold indicates a greater risk that a single mining pool or small group of mining pools could exert authority over the validation of digital asset transactions, and this risk is heightened if over 50% of the processing power on the network falls within the jurisdiction of a single governmental authority. To the extent that such events occur on the network of a digital asset that we hold, if the network participants, including any core developers and administrators of mining pools, do not ensure greater decentralization of mining processing power of such network, the feasibility of a malicious actor obtaining control of the processing power on such network will increase, which may adversely affect our business.
A malicious actor may also obtain control over the Bitcoin network through its influence over core developers by gaining direct control over a core developer or an otherwise influential programmer. To the extent that the Bitcoin ecosystem does not grow, the possibility that a malicious actor may be able to obtain control of the processing power on the Bitcoin network in this manner will remain heightened.
Any of the above events could materially and adversely affect certain of our investments and trading strategies, the value of our assets and the value of any investment in us.
Any inability to maintain adequate relationships with affiliates, third-party banks and trading venues with respect to, and any inability to settle customer trades related to, our cryptocurrency offerings, may adversely affect our business, financial condition and results of operations.
We rely on our affiliates, third-party banks and trading venues to provide our cryptocurrency products and services to our customers. The cryptocurrency market operates 24 hours a day, seven days a week. The cryptocurrency market does not have a centralized clearinghouse, and transactions in cryptocurrencies rely on direct settlements between third parties after trades are executed. Accordingly, we rely on our affiliates and third-party banks to facilitate cash settlements between customers and us and rely on the ability of our trading venues to complete cryptocurrency settlements. In addition, we must maintain cash assets in our bank accounts sufficient to meet the working capital needs of our business, which includes deploying available working capital to facilitate cash settlements between us and our customers or us and our trading venues. If our affiliates, third-party banks or trading venues have operational failures and cannot perform and facilitate our routine cash and cryptocurrency settlement transactions, we will be unable to support normal cryptocurrency trading operations and these disruptions could have an adverse impact on our business, financial condition and results of operations. Similarly, if we fail to maintain cash assets in our bank

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accounts sufficient to meet the working capital needs of our business and necessary to complete routine cash settlements related to our trading activity, such failure could impair our ability to support normal trading operations and these disruptions could have an adverse impact on our business, financial condition and results of operations.
We may also be harmed by the loss of any of our banking partners and trading venues. As a result of the many regulations applicable to cryptocurrencies or the risks of digital assets generally, many financial institutions have decided, and other financials may in the future decide, to not provide bank accounts (or access to bank accounts), payments services or other financial services to companies providing cryptocurrency products, including us. Similarly, a number of such companies have had their existing bank accounts closed by their banks. Banks may refuse to provide bank accounts and other banking services to digital asset-related companies, including us, for a number of reasons, such as perceived compliance risks or costs. Our inability to procure or keep banking services would have a material and adverse effect on us. Similarly, continued general banking difficulties may decrease the utility or value of digital assets or harm public perception of those assets. In addition to banks, other third-party service providers including accountants, lawyers and insurance providers may also decline to provide services to companies engaged in digital asset-related businesses because of the perceived risk profile associated with such businesses or the lack of regulatory certainty. Consequently, if we or our trading venues cannot maintain sufficient relationships with the banks that provide these services, banking regulators restrict or prohibit banking of cryptocurrency businesses, or if these banks impose significant operational restrictions, it may be difficult for us to find alternative business partners for our cryptocurrency offerings, which may result in a disruption of our business and could have an adverse impact on our reputation, business, investment and trading strategies, the value of our assets, the value of any investment in us, financial condition and results of operations.
Competing industries may have more influence with policymakers than the digital asset industry, which could lead to the adoption of laws and regulations that are harmful to the digital asset industry and our business.
The cryptoeconomy is relatively novel and does not have the same access to policymakers and lobbying organizations in many jurisdictions compared to industries with which digital assets may be seen to compete, such as banking, payments and consumer finance. Competitors from other, more established industries may have greater access to and influence with governmental officials and regulators and may be successful in persuading these policymakers that digital assets require heightened levels of regulation compared to the regulation of traditional financial services. As a result, new laws and regulations may be proposed and adopted in the United States and elsewhere, or existing laws and regulations may be interpreted in new ways, that disfavor or impose compliance burdens on the cryptoeconomy or digital asset platforms, which could adversely impact the digital assets in which we invest and therefore the value of any investment in our business.
As digital assets have grown in both popularity and market size, various U.S. federal, state, and local and foreign governmental organizations, consumer agencies and public advocacy groups have been examining the operations of cryptocurrency networks, users and platforms, with a focus on how digital assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist enterprises, and the safety and soundness of platforms and other service providers that hold digital assets for users. Many of these entities have called for heightened regulatory oversight, and have issued consumer advisories describing the risks posed by digital assets to users and investors.
For instance, in July 2019, former U.S. Treasury Secretary Steven Mnuchin stated that he had “very serious concerns” about digital assets, and indicated that FinCEN is planning to release new requirements relating to digital asset activities in 2020. In May 2021, the Federal Reserve Vice Chair for Supervision Randal Quarles indicated that the U.S. federal financial regulators were in “a sprint” to create a common regulatory framework for cryptocurrencies. In July 2019, the United Kingdom’s Financial Conduct Authority proposed rules to address harm to retail customers arising from the sale of derivatives and exchange-traded notes that reference certain types of cryptocurrencies, contending that they are “ill-suited” to retail investors due to extreme volatility, valuation challenges and association with financial crimes. The rules, which entered into force on January 6, 2021, prohibit the sale, marketing and distribution to retail clients in the United Kingdom of derivatives and exchange traded notes that reference certain types of unregulated, transferable cryptocurrencies. The prohibition applies to investment firms, credit institutions and branches in the United Kingdom of third-country firms that market, distribute or sell crypto-derivatives or crypto-exchange traded notes in, or from, the United Kingdom to retail clients.

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We currently offer services involving, and expect to continue to support, certain smart contract-based digital assets. If the underlying smart contracts for these digital assets do not operate as expected, they could lose value and our business could be adversely affected.
We currently offer services involving, and expect to continue to support, various digital assets that represent units of value on smart contracts deployed on a third party blockchain. Smart contracts are programs that store and transfer value and execute automatically when certain conditions are met. Since smart contracts typically cannot be stopped or reversed, vulnerabilities in their programming and design can have damaging, and even permanent, ramifications. For instance, in April 2018, a batch overflow bug was found in many Ethereum-based ERC20-compatible smart contract tokens that allowed hackers to create a large number of smart contract tokens, causing multiple digital asset platforms worldwide to shut down ERC20-compatible token trading. Similarly, in March 2020, a design flaw in the MakerDAO smart contract caused forced liquidations of digital assets at significantly discounted prices, resulting in millions of dollars of losses to users who had deposited digital assets into the smart contract. If any such vulnerabilities or flaws come to fruition, smart contract-based digital assets may suffer negative publicity, be exposed to security vulnerabilities, decline significantly in value, and lose liquidity over a short period of time. As smart contract-based digital assets continue to develop and evolve, we may be subject to unintended or unforeseen regulatory risks and regulatory actions, which may be inconsistently applied across jurisdictions.
In some cases, smart contracts can be controlled by one or more “admin keys” or users with special privileges, or “super users.” These users have the ability to unilaterally make changes to the smart contract, enable or disable features on the smart contract, change how the smart contract receives external inputs and data, and make other changes to the smart contract. For smart contracts that hold a pool of assets, these users may also be able to extract funds from the pool, liquidate assets held in the pool, or take other actions that decrease the value of the assets held by the smart contract in reserves. Even for digital assets that have adopted a decentralized governance mechanism, such as smart contracts that are governed by the holders of a governance token, such governance tokens can be concentrated in the hands of a small group of core community members, who would be able to make similar changes unilaterally to the smart contract. If any such super user or group of core members unilaterally make adverse changes to a smart contract, the design, functionality, features and value of the smart contract, its related digital assets may be harmed. In addition, assets held by the smart contract in reserves may be stolen, misused, burnt, locked up or otherwise become unusable and irrecoverable. These super users can also become targets of hackers and malicious attackers. If an attacker is able to access or obtain the super user privileges of a smart contract, or if a smart contract’s super-users or core community members take actions that adversely affects the smart contract, our customers who hold and transact in the affected digital assets may experience decreased functionality and value of the applicable digital assets, up to and including a total loss of the value of such digital assets. Although we do not control these smart contracts, any such events could cause customers to seek damages against us for their losses, result in reputational damage to us, or in other ways adversely impact our business.
The value of Nonfungible Tokens (“NFTs”), and any investment in NFTs, is uncertain and may subject us to unforeseeable risks.
We invest in and have funds associated with NFTs. We also invest in companies that create and support NFTs. NFTs are unique, one-of-a-kind digital assets made possible by certain digital asset network protocols. Because of their non-fungible nature, NFTs introduce digital scarcity and have become popular as online “collectibles,” similar to physical rare collectible items, such as trading cards or art. Like real world collectibles, the value of NFTs may be prone to “boom and bust” cycles as popularity increases and subsequently subsides. Certain metadata pertaining to NFTs or the collectible itself (such as digital art) represented by the NFT may be stored “offchain,” i.e., not on a decentralized digital asset network. If the entity behind an NFT project or its third-party hosting service or platform ceases hosting relevant data relating to NFTs, such NFTs may become worthless. If any of these events were to occur, it could adversely affect the value of certain of our future investments and strategies. In addition, because NFTs generally rely on the same types of underlying technologies as Digital Assets, most risks applicable to digital assets (including phishing, hacking, blockchain risks) are also applicable to NFTs and hence any investment into NFTs will be subject to general digital assets risks as described elsewhere in these risk factors.

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Risks Related to Regulation, Information Systems and Privacy Matters
The financial services industry is subject to government regulation in the United States, and our failure or inability to comply with these regulations or regulatory action against us could adversely affect our results of operations, financial condition or business.
The financial services industry is among the most extensively regulated industries in the United States. We operate investment advisory, broker-dealer, and custodial businesses (upon the consummation of the BitGo Acquisition), each of which is subject to a specific and extensive regulatory scheme. In addition, we are subject to numerous state and federal laws and regulations of general application. It is very difficult to predict the future impact of the legislative and regulatory requirements affecting our business and our clients’ businesses.
Our subsidiary Galaxy Digital Capital Management LP (“GDCM LP”) is registered as an “investment adviser” with the SEC under the Investment Advisers Act of 1940 (as amended, the “Advisers Act”) and is regulated thereunder. GDCM LP, and certain affiliates, also manage several funds that do not invest in securities and therefore GDCM LP, and such affiliates, do not manage such funds in a registered investment adviser capacity. GDCM LP also intends to provide advice to funds that are registered as “investment companies” under the Investment Company Act. Moreover, the Advisers Act mandates that if a registered adviser has custody of client funds and securities, it must maintain them with a “qualified custodian.” Given the characteristics of digital assets and the relative immaturity of the asset class, there are limited numbers of “qualified custodians” available at this time (if any) and there can be no assurance that we will ourselves qualify as a “qualified custodian” even after the consummation of the BitGo Acquisition, if consummated. Difficulties in finding a “qualified custodian” could have a material adverse effect on the asset management business, including potentially causing it to liquidate a substantial portion of our asset management portfolio. There is also a risk that the SEC determines that certain custodians used are not, regardless of their representations to the contrary, “qualified custodians,” which would potentially require the asset management group to move certain digital assets and/or subject it to regulatory action. The uncertainty and potential difficulties associated with this question and related questions could materially and adversely affect our asset management business. The Advisers Act and the Investment Company Act, together with related regulations and interpretations of the SEC, impose numerous obligations and restrictions on investment advisers and mutual funds, including requirements relating to the safekeeping of client funds and securities, limitations on advertising, disclosure and reporting obligations, prohibitions on fraudulent activities, restrictions on certain transactions between an adviser and its clients, and between a mutual fund and its advisers and affiliates, and other detailed operating requirements, as well as general fiduciary obligations.
Our subsidiary Galaxy DBL LLC is a commodity pool operator registered with the CFTC and is a member of the National Futures Association (the “NFA”). As such, it is subject to regulatory requirements under the Commodity Exchange Act, CFTC regulations and NFA bylaws and regulations. These include disclosure and reporting requirements, restrictions on advertising, registration and licensing of certain personnel and conduct and anti-fraud requirements, among others.
Galaxy Digital Partners LLC, our broker-dealer subsidiary, is subject to regulatory restrictions and requirements imposed by applicable statutes, regulations and policies in the jurisdictions in which we operate. U.S. government agencies and self-regulatory organizations, including U.S. state securities commissions, are empowered to enforce the regulatory restrictions and requirements applicable to us and conduct administrative proceedings that can result in censure, fine, the issuance of cease and desist orders or the suspension or expulsion of a broker-dealer from registration or membership. Galaxy Digital Partners LLC is registered with the SEC and with all 50 U.S. states and is a member of FINRA, a securities industry self-regulatory organization that supervises and regulates the conduct and activities of its members. As a registered broker-dealer, Galaxy Digital Partners LLC is subject to periodic examinations and investigations by FINRA. Further, Galaxy Digital Partners LLC is subject to the Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001, and the implementing regulations thereunder, which require financial institutions, including broker-dealers, to establish anti-money laundering compliance programs, file suspicious activity and other reports with the U.S. government and maintain certain records. Broker-dealers and mutual funds must also implement related customer identification procedures and beneficial ownership

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identification procedures. If the BitGo Acquisition is consummated, we will acquire two additional broker-dealers, Portum Capital LLC and Harbor Digital Asset Transfer Agent, LLC, both of which are subject to the same regulatory framework for broker-dealers.
Our KYC and onboarding processes are designed to verify the identity of our customers, manage associated risks and prevent offers and sales of some digital assets and other products and services to certain persons, it is nevertheless possible that customers could intentionally and fraudulently provide us with false information, act contrary to, or otherwise circumvent, our KYC and onboarding policies or procedures. Any improper provision of false information or circumvention of our KYC policies or procedures could result in unintended offering or sale of our services and products to parties that we intend to restrict from our services or products and one or more regulators deeming our KYC policies and procedures inadequate and not in compliance with relevant laws and regulations. Any circumvention of our policies could, among other things, require changes to our business practices and scope of operations or harm our reputation, which, in turn could have a material adverse effect on our results of operations, financial condition or business.
Our subsidiary Galaxy Digital Prime Services LLC is registered as a money service business with FinCEN and has applied for money transmitter licenses in a number of states in order to effect aspects of its trading business. As a money services business, Galaxy Digital Prime Services LLC is subject to the applicable anti-money laundering rules and any other laws and relegations applicable to a money services business. Furthermore, a number of U.S. states have adopted specific statutory provisions, or have issued guidance, regarding the treatment of virtual currencies under the money transmitter requirements of that U.S. state.
In addition, due to our business activities, we are subject to, or as a result of the Reorganization and BitGo Acquisition, if consummated, may soon become subject to, ongoing examinations, oversight, and reviews by U.S. federal and state regulators, including the NYDFS and other financial service regulators, which each have broad discretion to audit and examine our business. We are periodically subject to audits and examinations by these regulatory authorities. As a result of findings from these audits and examinations, regulators have, are, and may in the future require us to take certain actions, including amending, updating, or revising our compliance measures from time to time, limiting the kinds of customers which we provide services to, changing, terminating, or delaying the introduction of our existing or new product and services, and undertaking further external audit or being subject to further regulatory scrutiny. We have received, and may in the future receive, examination reports citing violations of rules and regulations, inadequacies in existing compliance programs, and requiring us to enhance certain practices with respect to our compliance program, including due diligence, monitoring, training, reporting, and recordkeeping. Implementing appropriate measures to properly remediate these examination findings may require us to incur significant costs, and if we fail to properly remediate any of these examination findings, we could face civil litigation, significant fines, damage awards, forced removal of certain employees including members of our executive team, barring of certain employees from participating in our business in whole or in part, revocation of existing licenses, limitations on existing and new products and services, reputational harm, negative impact to our existing relationships with regulators, exposure to criminal liability, or other regulatory consequences. Further, we believe increasingly strict legal and regulatory requirements and additional regulatory investigations and enforcement, any of which could occur or intensify, may continue to result in changes to our business, as well as increased costs, and supervision and examination for both ourselves and our agents and service providers. Moreover, new laws, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions, including preventing or delaying us from offering certain products or services offered by our competitors or could impact how we offer such products and services. Adverse changes to, or our failure to comply with, any laws and regulations have had, and may continue to have, an adverse effect on our reputation and brand and our business, operating results, and financial condition. Such additional requirements could cause us to incur extraordinary expenses, possibly materially and adversely affecting our investment and trading strategies, the value of our assets and the value of any investment in us.
Additionally, if the BitGo Acquisition is consummated, we will acquire two custodian subsidiaries, BitGo Trust Company, Inc. and BitGo New York Trust Company LLC. BitGo Trust Company, Inc., as a South Dakota-licensed trust company, is subject to the regulation, examination, and supervision by the South Dakota Division of Banking and as a money transmitter by the Connecticut Department of Banking. BitGo New York Trust Company LLC, as a New York Stated-chartered limited purpose trust company, is

Confidential Treatment Requested by Galaxy Digital Inc.
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subject to regulation, examination, and supervision by the NYDFS. As custodians, these trust companies are subject to rules, regulations and guidance that impose various requirements, including but not limited to, capital and liquidity requirements, operational limitations related to the nature of digital assets a trust company can hold under custody, capital requirements, Bank Secrecy Act and anti-money laundering program requirements, affiliate transaction limitations, and recordkeeping requirements. If we acquire control of BitGo Trust Company, Inc. and BitGo New York Trust Company LLC, we may also need to make additional capital contributions to support these trust companies and ensure they have adequate liquidity and capital, including during times of stress or to satisfy any requirements if imposed under a supervisory agreement with the relevant regulators.
All of the foregoing laws and regulations, as well as any other laws and regulations we are or may become subject to, are complex and we are required to expend significant resources to monitor and maintain our compliance with such laws and regulations. Any failure on our part to comply with these and other applicable laws and regulations could result in regulatory fines, suspensions of personnel or other sanctions, including revocation of our registration or that of our subsidiaries as an investment adviser, broker-dealer, commodity pool operator or trust company, as the case may be, which could, among other things, require changes to our business practices and scope of operations or harm our reputation, which, in turn could have a material adverse effect on our results of operations, financial condition or business.
Regulatory changes or actions by the U.S. Congress or any U.S. federal or state agencies may affect our business or restrict the use of one or more digital assets, mining activity or the operation of the digital asset exchanges in a manner that adversely affects our business.
As digital assets have grown in both popularity and market size, the U.S. Congress and a number of U.S. federal and state agencies (including FinCEN, SEC, CFTC, FINRA, the Consumer Financial Protection Bureau, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS and state financial institution regulators) have been examining the operations of digital asset networks, digital asset users and the digital asset markets, with particular focus on the extent to which digital assets can be used to launder the proceeds of illegal activities or fund criminal or terrorist enterprises and the safety and soundness of exchanges and other service providers that hold digital assets for users. Many of these state and federal agencies have issued consumer advisories regarding the risks posed by digital assets to investors. Ongoing and future regulatory actions with respect to digital assets generally or any digital asset that we hold or invest in may alter, perhaps to a materially adverse extent, the nature of an investment in us or our ability to continue to operate.
In August 2021, the chairman of the SEC stated that he believed investors using digital asset trading platforms are not adequately protected, and that activities on the platforms can implicate the securities laws, commodities laws and banking laws, raising a number of issues related to protecting investors and consumers, guarding against illicit activity, and ensuring financial stability. The chairman expressed a need for the SEC to have additional authorities to prevent transactions, products, and platforms from “falling between regulatory cracks,” as well as for more resources to protect investors in “this growing and volatile sector.” The chairman called for federal legislation centering on digital asset trading, lending, and decentralized finance platforms, seeking “additional plenary authority” to write rules for digital asset trading and lending. It is not possible to predict whether Congress will grant additional authorities to the SEC or other regulators, what the nature of such additional authorities might be, how they might impact the ability of digital asset markets to function or how any new regulations that may flow from such authorities might impact the value of digital assets generally and those held by us specifically. The consequences of increased federal regulation of digital assets and digital asset activities could have a material adverse effect on our business and the market price of our Class A common stock.
Law enforcement agencies have often relied on the transparency of blockchains to facilitate investigations. However, certain privacy-enhancing features have been, or are expected to be, introduced to a number of digital asset networks, and these features may provide law enforcement agencies with less visibility into transaction-level data. Europol, the European Union’s law enforcement agency, released a report in October 2017 noting the increased use of privacy-enhancing digital assets like Zcash and Monero in criminal activity on the internet. Although no regulatory action has been taken to treat privacy-enhancing digital assets differently, this may change in the future.

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Further, under guidance from the Financial Crimes Enforcement Network, or FinCEN, and recommendations from the Financial Action Task Force, or FATF, the United States and several foreign jurisdictions are likely to impose the Funds Travel Rule and the Funds Transfer Rule (commonly referred to collectively as the Travel Rule) on financial service providers in the cryptoeconomy. If we were to become subject to such regulations, we may face substantial compliance costs to operationalize and comply with the Travel Rule and may be further subject to administrative sanctions for technical violations or customer attrition if the user experience suffers as a result. More recently, in December 2020, FinCEN released a proposed rule that would require us to collect personal information from the owners of self-custodied wallets that transfer cryptocurrencies to or receive cryptocurrencies from us, and report certain transactions to the federal government. There are substantial uncertainties on how these requirements would apply in practice as the acting director of FinCEN stated in May 2021 that “nothing has been decided” yet with regard to the December 2020 proposed rule. As another example, the recent extension of anti-money laundering requirements to certain cryptocurrency-related activities by the E.U. Fifth Money Laundering Directive has increased the regulatory compliance burden for our business in Europe and, as a result of the fragmented approach to the implementation of its provisions, resulted in distinct and divergent national licensing and registration regimes for us in different E.U. member states. Further E.U.-level legislation imposing additional regulatory requirements in relation to cryptocurrency-related activities is also expected in the intermediate term which, among other things, may impose new or additional regulatory requirements on both cryptocurrency service providers and issuers of certain digital assets, which may impact our operations in the E.U.
Legal or regulatory changes or interpretations of our existing and planned activities (including those of our subsidiaries or our portfolio companies), including the mere buying and selling of digital assets, could require the registration or licensing of us and/or our subsidiaries in additional, costly and constraining capacities, such as a money services business under the regulations promulgated by the FinCEN under the authority of the U.S. Bank Secrecy Act or the BitLicense scheme adopted by the New York State Department of Financial Services, or NYDFS, or pursuant to applicable laws of other jurisdictions, and would therefore require us and/or our subsidiaries to comply with applicable regulatory, licensing, examination and supervision requirements.
The effect of any future regulatory change on our business or the digital assets we hold is impossible to predict, but such change could be substantial and adverse to the utility of our products and services, our investment and trading strategies, the value of our assets and the value of any investment in us.
Regulatory changes or actions in foreign jurisdictions may affect our business or restrict the use of one or more digital assets, mining activity or the operation of their networks or the digital asset exchange market in a manner that adversely affects our business.
Various foreign jurisdictions have, and may continue to adopt laws, regulations or directives that affect a digital asset network, the digital asset markets, and their users, particularly digital asset exchanges and service providers that fall within such jurisdictions’ regulatory scope. For example, if China or other foreign jurisdictions were to ban or continue to otherwise restrict mining activity, including by regulating or limiting manufacturers’ ability to produce or sell semiconductors or hard drives in connection with mining, it would have a material adverse effect on digital asset networks, the digital asset market, and as a result, impact our business.
A number of foreign jurisdictions have recently taken regulatory action aimed at digital asset activities. China has made transacting in cryptocurrencies illegal for Chinese citizens in mainland China, and additional restrictions may follow. As recently as September 2021, China’s central bank has further restricted digital asset-related activities, stating that activity by overseas digital asset exchanges, and services offering trading, order matching, and token issuance and derivatives, constitute illegal activity. Both China and South Korea have banned initial coin offerings entirely and regulators in other jurisdictions, including Canada, Singapore and Hong Kong, have opined that initial coin offerings may constitute securities offerings subject to local securities regulations. In May 2021, the Chinese government announced renewed efforts to restrict cryptocurrency trading and mining activities, citing concerns about high energy consumption and its desire to promote financial stability. Regulators in the Inner Mongolia and other regions of China have proposed regulations that would create penalties for companies engaged in cryptocurrency mining activities and

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
introduce heightened energy saving requirements on industrial parks, data centers and power plants providing electricity to cryptocurrency miners. The United Kingdom’s Financial Conduct Authority published final rules in October 2020 banning the sale of derivatives and exchange traded notes that reference certain types of digital assets, contending that they are “ill-suited” to retail investors citing extreme volatility, valuation challenges and association with financial crime. See “Information about Galaxy Digital—Government Regulation.”
Foreign laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of one or more digital assets by users, merchants and service providers outside the United States and may therefore impede the growth or sustainability of the digital asset economy in the European Union, China, Japan, Russia and the United States and globally, or otherwise negatively affect the value of digital assets that we invest in. The effect of any future regulatory change on our business or the digital assets that we invest in is impossible to predict, but such change could be substantial and adverse to our investment and trading strategies, the value of our assets and the value of any investment in us.
If regulators or public utilities take actions that restrict or otherwise impact mining activities, there may be a significant decline in such activities, which could adversely affect digital asset networks, our business and the market price of our Class A common stock.
Concerns have been raised about the electricity required to secure and maintain digital asset networks. For example, as of June 30, 2021, over 87.2 million tera hashes are performed every second in connection with mining on the Bitcoin network. Although measuring the electricity consumed by this process is difficult because these operations are performed by various machines with varying levels of efficiency, the process consumes a significant amount of energy. The operations of other digital asset networks may also consume significant amounts of energy. Further, in addition to the direct energy costs of performing calculations on any given digital asset network, there are indirect costs that impact a network’s total energy consumption, including the costs of cooling the machines that perform these calculations.
Driven by concerns around energy consumption and the impact on public utility companies, various states and cities have implemented, or are considering implementing, moratoriums on mining activity in their jurisdictions. A significant reduction in mining activity as a result of such actions could adversely affect the security of a digital asset network by making it easier for a malicious actor or botnet to manipulate the relevant blockchain. See “—If a malicious actor or botnet obtains control of more than 50% of the processing power on a digital asset network, or otherwise obtains control over a digital asset network through its influence over core developers or otherwise, such actor or botnet could manipulate the blockchain of such digital asset to adversely affect the market price of our Class A common stock or our ability to operate.” If regulators or public utilities take action that restricts or otherwise impacts mining activities, such actions could result in decreased security of a digital asset network and consequently adversely impact our business and the market price of our Class A common stock.
Our businesses may require regulatory licenses and qualifications that we do not currently have and that may be costly and time-consuming to obtain and, if obtained, may subsequently be revoked.
Our businesses involve certain activities which require regulatory licenses and qualifications such as dealing, management and advisory activities. These activities are often subject to material, costly and constraining financial regulation in jurisdictions worldwide. The process of acquiring and maintaining these licenses and qualifications will be costly and time-consuming, will occupy material management attention and is not certain to be successful, given that we may not meet the requirements for such licenses or qualifications or may fail to secure discretionary approval of relevant regulatory bodies.
Although we have the authorizations and licenses that we believe are necessary to operate our business in all material respects, with respect to certain jurisdictions, we take the view that we are not conducting regulated activities requiring specific licenses. We acknowledge that relevant regulators in such jurisdictions may take a different view, and changes in regulators’ interpretation of existing licensing statutes or regulations, or disagreement by a regulatory authority with our interpretation of such statutes or regulations, could require additional registrations or licenses, limit certain of our business activities until they are appropriately licensed, and expose us to financial penalties or other non-monetary penalties, or could damage

Confidential Treatment Requested by Galaxy Digital Inc.
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our reputation. We consult with external counsel regarding changes in the relevant laws or regulations and refresh our assessment on a regular basis.
Galaxy Digital Partners LLC’s Continuing Membership Application (“CMA”) to the Financial Industry Regulatory Authority to act as an underwriter to registered public offerings of equity, debt or other corporate securities in the United States was approved in July 2019. However, there is no assurance this approval will be maintained or will not be subsequently limited in scope, and these events could have a significant and negative effect not only on our businesses in that market, but also on our reputation generally. Future expansions or material changes to Galaxy Digital Partners LLC’s CMA will require additional approvals that may be difficult to obtain. The law and regulation surrounding the operation of financial businesses with respect to digital assets is also unclear, uncertain, rapidly evolving and not assured to develop in a way that is favorable to us. There is a risk that aspects of our businesses could be outlawed in jurisdictions around the world. Furthermore, Galaxy Digital Partners LLC and Portum Capital LLC submitted a joint CMA to provide notice to FINRA of anticipated changes of ownership (but not control) in June 2021, in connection with the Reorganization and the BitGo Acquisition, and FINRA granted the CMA in December 2021.
Many of the digital assets in which we facilitate trading are subject to regulatory authority by the Commodity Futures Trading Commission, or CFTC. Any fraudulent or manipulative trading activity in a digital asset could subject us to increased regulatory scrutiny, regulatory enforcement, and litigation.
The CFTC has stated and judicial decisions involving CFTC enforcement actions have confirmed that at least some digital assets, including Bitcoin, fall within the definition of a “commodity” under the U.S. Commodities Exchange Act of 1936, or CEA. As a result, the CFTC has general enforcement authority to police against manipulation and fraud in at least some spot digital asset markets. From time to time, manipulation, fraud, and other forms of improper trading by market participants have resulted in, and may in the future result in, CFTC investigations, inquiries, enforcement action, and similar actions by other regulators, government agencies, and civil litigation. Such investigations, inquiries, enforcement actions, and litigation may cause us to incur substantial costs and could result in negative publicity.
Certain transactions in digital assets may constitute “retail leveraged commodity transactions” subject to regulation by the CFTC as futures contracts. If digital asset transactions we facilitate are deemed to be such retail commodity transactions, we would be subject to additional regulatory requirements, licenses and approvals, and potentially face regulatory enforcement, civil liability, and significant increased compliance and operational costs.
Any transaction in a commodity, including a digital asset, entered into with or offered to retail investors using leverage, margin, or other financing arrangements (a “retail leveraged commodity transaction”) is subject to CFTC regulation as a futures contract unless such transaction results in actual delivery within 28 days. The meaning of “actual delivery” has been the subject of commentary and litigation, and in March 2020, the CFTC unanimously approval final interpretive guidance addressing the “actual delivery” of a digital asset. To the extent that digital asset transactions that we facilitate or facilitated are deemed retail leveraged commodity transactions, including pursuant to current or subsequent rulemaking or guidance by the CFTC, we may be subject to additional regulatory requirements and oversight, and we could be subject to judicial or administrative sanctions if we do not or did not at a relevant time possess appropriate registrations. The CFTC has previously brought enforcement actions against entities engaged in retail leveraged commodity transactions without appropriate registrations.
Particular digital assets or transactions therein could be deemed “commodity interests” (e.g., futures, options, swaps) or security-based swaps subject to regulation by the CFTC or SEC, respectively. If a digital asset that we facilitate trading in is deemed a commodity interest or a security-based swap, we would be subject to additional regulatory requirements, licenses and approvals, and potentially face regulatory enforcement, civil liability, and significant increased compliance and operational costs.
Commodity interests, as such term is defined by the CEA and CFTC rules and regulations, are subject to more extensive supervisory oversight by the CFTC, including licensing of entities engaged in, and platforms offering, commodity interest transactions. This CFTC authority extends to digital asset futures

Confidential Treatment Requested by Galaxy Digital Inc.
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contracts and swaps, including transactions that are based on current and future prices of digital assets and indices of digital assets. To the extent that a digital asset in which we facilitate or facilitated trading or transactions in a digital asset which we facilitate or facilitated are deemed to fall within the definition of a commodity interest, whether as a swap or otherwise and including pursuant to subsequent rulemaking or guidance by the CFTC, we may be subject to additional regulatory requirements and oversight and could be subject to judicial or administrative sanctions if we do not or did not at a relevant time possess appropriate registrations as an exchange (for example, as a designated contract market for trading futures or options on futures, or as a swaps execution facility for trading swaps) or as a registered intermediary (for example, as a futures commission merchant or introducing broker). Such actions could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, as well as reputational harm. The CFTC has previously brought enforcement actions against entities engaged in digital asset activities for failure to obtain appropriate exchange, execution facility and intermediary registrations.
Furthermore, the CFTC and the SEC have jointly adopted regulations defining “security-based swaps,” which include swaps based on single securities and narrow-based indices of securities. If a digital asset is deemed to be a security, certain transactions referencing that digital asset could constitute a security-based swap. A digital asset or transaction therein that is based on or references a security or index of securities, whether or not such securities are themselves digital assets, could also constitute a security-based swap. To the extent that a digital asset in which we facilitate or have facilitated trading or transactions in a digital asset which we facilitate or have facilitated are deemed to fall within the definition of a security-based swap, including pursuant to subsequent rulemaking or guidance by the CFTC or SEC, we may be subject to additional regulatory requirements and oversight by the SEC and could be subject to judicial or administrative sanctions if we do not or did not a relevant time possess appropriate registrations as an exchange (for example, as a security-based swaps execution facility) or as a registered intermediary (for example, as a security-based swap dealer or broker-dealer). This could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, as well as reputational harm.
Moreover, we are subject to potential regulatory risk arising out of any failure to accurately report swap transactions to registered swap data repositories where we are the reporting party for such transactions. Failure to comply with applicable CFTC and/or SEC reporting rules and regulations could subject the company to investigation and enforcement and possible monetary fines and sanctions.
Cybersecurity incidents and other issues related to our information systems, technology and data may materially and adversely affect us.
Cybersecurity incidents and cyberattacks have been occurring globally at a more frequent and severe level and will likely continue to increase in frequency in the future. The digital asset industry is a particular target for cybersecurity incidents, which may occur through intentional or unintentional acts by individuals or groups having authorized or unauthorized access to our systems or our clients’ or counterparties’ information, which may include confidential information. These individuals or groups include employees, vendors and customers, as well as hackers. The information and technology systems used by us and our service providers, and other third parties, are vulnerable to damage or interruption from, among other things: hacking, ransomware, malware and other computer viruses; denial of service attacks; network failures; computer and telecommunication failures; phishing attacks; infiltration by unauthorized persons; security breaches; usage errors by their respective professionals; power outages; terrorism; and catastrophic events such as fires, tornadoes, floods, hurricanes and earthquakes.
We have experienced cybersecurity incidents in the past, and expect to experience cybersecurity incidents in the future. While we take efforts to protect our systems and data, including establishing internal processes and implementing technological measures designed to provide multiple layers of security, and contract with third-party service providers to take similar steps, we have experienced cybersecurity breaches in the past, and there can be no assurance that our safety and security measures (and those of our third-party service providers) will prevent damage to, or interruption or breach of, our information systems, data (including personal data) and operations. We have recently taken steps to expand and enhance our cybersecurity controls and practices and, as cybersecurity-related threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. Nevertheless, it is possible we

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
could suffer an impact or disruption that could materially and adversely affect us. Our operational infrastructure may be breached due to the actions of outside parties, error or malfeasance of our employee, or otherwise, and, as a result, an unauthorized party may obtain access to our accounts, private keys, data, or digital assets. Additionally, outside parties may attempt to fraudulently induce our employees to disclose sensitive information in order to gain access to our infrastructure. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event, and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. Additionally, due to the current COVID-19 pandemic, there is an increased risk that we may experience cybersecurity-related incidents as a result of our employees, service providers and other third parties working remotely on less secure systems and environments. Controls employed by our information technology department and our customers and third-party service providers, including cloud vendors, could prove inadequate. If an actual or perceived breach of any of our digital asset account occurs, the market perception of our effectiveness could be harmed.
Moreover, there could be public announcements regarding any cybersecurity-related incidents and any steps we take to respond to or remediate such incidents, and if securities analysts or investors perceive these announcements to be negative, it could, among other things, have a substantial adverse effect on the price of our common stock. Further, any publicized security problems affecting our businesses or those of third parties with whom we are affiliated or otherwise conduct business may discourage consumers from doing business with us, which could have a material and adverse effect on our business, financial condition and results of operations.
It is difficult or impossible to defend against every risk being posed by changing technologies, as well as criminals’ intent to commit cybercrime, and these efforts may not be successful in anticipating, preventing, detecting or stopping attacks, or reacting in a timely manner. The increasing sophistication and resources of cybercriminals and other non-state threat actors and increased actions by nation-state actors make it difficult to keep up with new threats and could result in a breach of security. Additionally, we cannot guarantee that our insurance coverage would be sufficient to cover all losses.
To the extent the operation of our systems relies on our third-party service providers, through either a connection to, or an integration with, third parties’ systems, the risk of cybersecurity attacks and loss, corruption, or unauthorized access to or publication of our information or the confidential information and personal data of customers and employees may increase. Third-party risks may include insufficient security measures, data location uncertainty, and the possibility of data storage in inappropriate jurisdictions where laws, security measures or other controls may be inadequate or in which there are uncertainties regarding governmental intervention and use of such data, and our ability to monitor our third-party service providers’ data security practices are limited. Although we generally have agreements relating to cybersecurity and data privacy in place with our third-party service providers, they are limited in nature and we cannot guarantee that such agreements will prevent the accidental or unauthorized access to or disclosure, loss, destruction, disablement or encryption of, use or misuse of or modification of data (including personal data) or enable us to obtain adequate or any reimbursement from our third-party service providers in the event we should suffer any such incidents. Due to applicable laws and regulations or contractual obligations, we may be held responsible for any information security failure or cybersecurity attack attributed to our vendors as they relate to the information we share with them. A vulnerability in or related to a third-party service provider’s software or systems, a failure of our third-party service providers’ safeguards, policies or procedures, or a breach of a third-party service provider’s software or systems could result in the compromise of the confidentiality, integrity or availability of our systems or the data housed in our third-party solutions.
The security of the information and technology systems used by us and our service providers may continue to be subjected to cybersecurity threats that could result in material failures or disruptions in our business. If these systems are compromised, become inoperable for extended periods of time or cease to function properly, we or a service provider may have to make a significant investment to fix or replace them. The failure of these systems or of disaster recovery plans for any reason could cause significant interruptions in operations and result in a failure to maintain the security, confidentiality or privacy of sensitive data, including personal information relating to stockholders (and the beneficial owners of

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
stockholders). Such a failure could harm our reputation, subject us to legal claims and otherwise materially and adversely affect our investment and trading strategies and our value.
We obtain and process sensitive customer data. Any real or perceived improper use of, disclosure of, or access to such data could harm our reputation, as well as have an adverse effect on our business.
We obtain and process sensitive data, including personal data related to our customers and their transactions, such as their names, addresses, trading data, tax identification, and bank account information. We face risks, including to our reputation, in the handling and protection of this data, and these risks will increase as our business continues to expand. Federal, state, and international laws and regulations governing privacy, data protection, and e-commerce transactions require us to safeguard our customers’, employees’, and service providers’ personal data.
We have administrative, technical, and physical security measures and controls in place and maintain a robust information security program. However, our security measures may be inadequate or breached as a result of third-party action, employee or service provider error, malfeasance, malware, phishing, hacking attacks, system error, trickery, advances in computer capabilities, new discoveries in the field of cryptography, inadequate facility security or otherwise, and, as a result, someone may be able to obtain unauthorized access to sensitive information, including personal data, on our systems. Additionally, privacy and data protection laws are evolving, and it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data handling safeguards and practices that could result in fines, lawsuits, and other penalties, and significant changes to our or our third-party partners’ business practices and products and service offerings.
To the extent that the measures we or our third-party business partners have taken prove to be insufficient or inadequate, we may become subject to litigation, breach notification obligations, or regulatory or administrative sanctions, which could result in significant fines, penalties, damages, harm to our reputation, or loss of customers. If our own confidential business information or sensitive customer information were improperly disclosed, our business could be adversely affected. Additionally, a party who circumvents our security measures could, among other effects, appropriate customer information or other proprietary data, cause interruptions in our operations, or expose customers to hacks, viruses, and other disruptions.
Depending on the nature of the information compromised, in the event of a data breach or other unauthorized access to our customer data, we may also have obligations to notify customers and regulators about the incident, and we may need to provide some form of remedy, such as a subscription to credit monitoring services, pay significant fines to one or more regulators, or pay compensation in connection with a class-action settlement (including under the new private right of action under the California Consumer Privacy Act of 2018 (“CCPA”), which is expected to increase security breach litigation). Such breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises customer data. Additionally, the financial exposure from the events referenced above could either not be insured against or not be fully covered through any insurance that we may maintain, and there can be no assurance that the limitations of liability in any of our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages as a result of the events referenced above. Any of the foregoing could have an adverse effect on our business, reputation, operating results, and financial condition.
Furthermore, we may be required to disclose personal data pursuant to demands from individuals, regulators, government agencies, and law enforcement agencies in various jurisdictions with conflicting privacy and security laws, which could result in a breach of privacy and data protection policies, notices, laws, rules, court orders, and regulations. Additionally, changes in the laws and regulations that govern our collection, use, and disclosure of customer data could impose additional requirements with respect to the retention and security of customer data, could limit our marketing activities, and have an adverse effect on our business, operating results, and financial condition.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
We are subject to stringent laws, rules, regulations, policies, industry standards and contractual obligations regarding data privacy and security and may be subject to additional related laws and regulations in jurisdictions into which we expand. Many of these laws and regulations are subject to change and reinterpretation and could result in claims, changes to our business practices, monetary penalties, increased cost of operations or other harm to our business.
We and our third-party service providers are subject to a variety of federal, state, local, and non-U.S. laws, directives, rules, policies, industry standards and regulations, as well as contractual obligations, relating to privacy and the collection, protection, use, retention, security, disclosure, transfer and other processing of personal data and other data, including Section 5(c) of the Federal Trade Commission Act, the Consumer Financial Protection Bureau and the CCPA. The regulatory framework for data privacy and security worldwide is continuously evolving and developing and, as a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. New laws, amendments to or reinterpretations of existing laws, regulations, standards and other obligations may require us to incur additional costs and restrict our business operations, and may require us to change how we use, collect, store, transfer or otherwise process certain types of personal data and to implement new processes to comply with those laws and our customers’ exercise of their rights thereunder.
In the United States, federal law restricts certain collection, processing, storage, use and disclosure of personal data, requires notice to individuals of privacy practices and provides individuals with certain rights to prevent the use and disclosure of certain non-public or otherwise legally protected information. These rules also impose requirements for the safeguarding and proper destruction of personal data through the issuance of data security standards or guidelines. The U.S. government, including Congress, the Federal Trade Commission, the Consumer Financial Protection Bureau and the Department of Commerce, has announced that it is reviewing the need for greater regulation for the collection, use and other processing of information concerning consumer behavior on the internet, including regulation aimed at restricting certain targeted advertising practices. There is also a risk of enforcement actions in response to rules and regulations promulgated under the authority of federal agencies and state attorneys general and legislatures and consumer protection agencies. In addition, privacy advocates and industry groups have proposed and may propose new and different self-regulatory standards that either legally or contractually apply to us. If we fail to follow these security standards, even if no customer information is compromised, we may incur significant fines or experience a significant increase in costs.
Numerous states have enacted or are in the process of enacting state-level data privacy laws and regulations governing the collection, use, and other processing of state residents’ personal data. For example, the CCPA, which took effect on January 1, 2020, established a new privacy framework for covered businesses such as ours, and may require us to modify our data processing practices and policies and incur compliance related costs and expenses. The CCPA provides new and enhanced data privacy rights to California residents, such as affording California residents the right to access and delete their information and to opt out of certain sharing and sales of personal information. The law also prohibits covered businesses from discriminating against California residents (for example, charging more for services) for exercising any of their CCPA rights. The CCPA imposes severe civil penalties and statutory damages as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. However, it remains unclear how various provisions of the CCPA will be interpreted and enforced. In November 2020, California voters passed the California Privacy Rights Act of 2020 (“CPRA”). Effective in most material respects starting on January 1, 2023, the CPRA will impose additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding the CCPA with additional data privacy compliance requirements that may impact our business. The CPRA also establishes a regulatory agency dedicated to enforcing the CCPA and the CPRA. Additionally, on March 2, 2021, the Virginia Consumer Data Protection Act (“CDPA”) was signed into law. The CDPA becomes effective beginning January 1, 2023, and contains provisions that require businesses to conduct data protection assessments in certain circumstances, and that require opt-in consent from consumers to process certain sensitive personal information. The effects of the CPRA, the CCPA, the CDPA, other similar state or federal laws and other future changes in laws or regulations relating to privacy, data protection and information security, particularly any new or modified laws or regulations that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer or disclosure, are significant and may require us to modify

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our data processing practices and policies and could greatly increase the cost of providing our offerings, require significant changes to our operations or even prevent us from providing certain offerings in jurisdictions in which we currently operate and in which we may operate in the future or incur potential liability in an effort to comply with such legislation.
The CPRA, CCPA and CDPA may lead other states to pass comparable legislation, with potentially greater penalties and more rigorous compliance requirements relevant to our business. For example, many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security, data breaches and the protection of sensitive and personal information. Laws in all 50 states require businesses to provide notice to customers whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, as certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. Compliance in the event of a widespread data breach may be costly.
The NYDFS also issued Cybersecurity Requirements for Financial Services Companies, which took effect in 2017, and which require banks, insurance companies and other financial services institutions regulated by the NYDFS, to establish and maintain a cybersecurity program designed to protect consumers and ensure the safety and soundness of New York State’s financial services industry. The cybersecurity regulation adds specific requirements for these institutions’ cybersecurity compliance programs and imposes an obligation to conduct ongoing, comprehensive risk assessments. Further, on an annual basis, each institution is required to submit a certification of compliance with these requirements. We anticipate that we will become subject to such NYDFS regulations and requirements following the consummation of the Reorganization and the BitGo Acquisition, if consummated, which could subject us to additional investigations and examinations of our compliance programs.
We make public statements about our use, collection, disclosure and other processing of personal data through our privacy policies, information provided on our website and press statements. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Any failure or perceived failure by us or our third-party service providers to comply with our posted privacy policies or with any applicable federal, state or similar foreign laws, rules, regulations, industry standards, policies, certifications or orders relating to data privacy and security, or any compromise of security that results in theft, unauthorized access, acquisition, use, disclosure, or misappropriation of personal data or other customer data, could result in significant awards, fines, civil and/or criminal penalties or judgments, proceedings or litigation by governmental agencies or customers, including class action privacy litigation in certain jurisdictions and negative publicity and reputational harm, one or all of which could have an adverse effect on our reputation, business, financial condition and results of operations. All of these evolving compliance and operational requirements impose significant costs, such as costs related to organizational changes, implementing additional protection technologies, training employees and engaging consultants, which are likely to increase over time. In addition, such requirements may require us to modify or restrict our data processing practices and policies, distract management or divert resources from other initiatives and projects, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
We may face particular privacy, data security, and data protection risks as our business expands into the United Kingdom and the EU in connection with the GDPR and other data protection regulations.
International presence in the United Kingdom and the EU, as well as the fact that some of our customers are residents of the United Kingdom and the EU, subjects us or may subject us to the EU General Data Protection Regulation (“GDPR”), which became effective in May 2018, supplemented by national laws and further implemented through binding guidance from the European Data Protection Board, which regulates the collection, control, sharing, disclosure, use and other processing of personal data and imposes stringent data protection requirements with significant penalties, and the risk of civil litigation, for non-compliance.

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In addition, if the BitGo Acquisition is consummated, we will become subject to a greater degree of regulation in these jurisdictions. As described further below, following Brexit, we also are subject to the United Kingdom General Data Protection Regulation (“U.K. GDPR”) (i.e., a version of the GDPR as implemented into United Kingdom law). Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States.
One of the primary safeguards that allowed U.S. companies to import personal data from Europe had been certification to the EU-U.S. Privacy Shield and Swiss U.S. Privacy Shield frameworks administered by the U.S. Department of Commerce. However, the Court of Justice of the EU (“CJEU”), invalidated the EU U.S. Privacy Shield, in a case known as “Schrems II.” Following this decision, the United Kingdom government has similarly invalidated use of the EU U.S. Privacy Shield as a mechanism for lawful personal data transfers from the United Kingdom to the United States under the U.K. GDPR and the Swiss Federal Data Protection and Information Commissioner announced that the Swiss-U.S. Privacy Shield does not provide adequate safeguards for the purposes of personal data transfers from Switzerland to the United States. The CJEU’s decision in Schrems II also raised questions about whether one of the primary alternatives to the EU-U.S. Privacy Shield, namely, the European Commission’s Standard Contractual Clauses, can lawfully be used for personal data transfers from Europe to the United States or other third countries that are not the subject of an adequacy decision of the European Commission. At present, there are few, if any, viable alternatives to the Standard Contractual Clauses. As such, if we are unable to implement a valid mechanism for personal data transfers from Europe, we will face increased exposure to regulatory actions, substantial fines and injunctions against processing personal data from Europe. Inability to export personal data may also: restrict our activities outside Europe; limit our ability to collaborate with partners as well as other service providers, contractors and other companies outside of Europe; and/or require us to increase our processing capabilities within Europe at significant expense or otherwise cause us to change the geographical location or segregation of our relevant systems and operations—any or all of which could adversely affect our operations or financial results. Additionally, other countries outside of Europe have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our services and operating our business. The type of challenges we face in Europe will likely also arise in other jurisdictions that adopt regulatory frameworks of equivalent complexity. While we have taken steps to mitigate the impact on us with respect to transfers of data, such as implementing standard contractual clauses, the efficacy and longevity of these transfer mechanisms remains uncertain. The enactment of the GDPR also introduced numerous privacy-related changes for companies operating in the EU, including greater control for data subjects (including, for example, the “right to be forgotten”), increased data portability for EU consumers, data breach notification requirements, and increased fines. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, the transfer of personal data out of the European Economic Area, or EEA, or the United Kingdom, security breach notifications and the security and confidentiality of personal data. Under the GDPR, fines of up to €20 million or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. Such penalties are in addition to any civil litigation claims by customers and data subjects. The GDPR requirements will likely apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information.
Further, the United Kingdom’s vote in favor of exiting the EU, often referred to as Brexit, and ongoing developments in the United Kingdom have created uncertainty with regard to data protection regulation in the United Kingdom. As of January 1, 2021, following the expiry of transitional arrangements agreed to between the United Kingdom and EU, data processing in the United Kingdom is governed by a United Kingdom version of the GDPR (combining the GDPR and the United Kingdom’s Data Protection Act 2018), exposing us to two parallel regimes, each of which authorizes similar fines and other potentially divergent enforcement actions for certain violations. With respect to transfers of personal data from the EEA to the United Kingdom, the European Commission has published its draft adequacy decision, finding that the United Kingdom ensures an adequate level of data protection. Before the decision is formally adopted, the European Data Protection Board will need to issue a nonbinding opinion on the draft and each member state must approve the decision. There is currently uncertainty as to how long this process will take. In the interim, transfers of personal data from the EEA to the United Kingdom will not be considered

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transfers to a third country. Following the adoption of the adequacy decision, there will be increasing scope for divergence in application, interpretation and enforcement of the data protection law as between the United Kingdom and EEA. Other countries have also passed or are considering passing laws requiring local data residency or restricting the international transfer of data.
Other countries have also passed or are considering passing laws requiring local data residency or restricting the international transfer of data. These changes may lead to additional costs and increase our overall risk exposure. Any inability to adequately address data privacy or security-related concerns, even if unfounded, or to comply with applicable laws, regulations, standards and other obligations relating to data privacy and security, could result in litigation, breach notification obligations, regulatory or administrative sanctions, additional cost and liability to us, harm to our reputation and brand, damage to our relationships with customers and have an adverse effect on our business, financial condition and results of operations.
Our use of technology, proprietary and nonproprietary software, data and intellectual property may be subject to substantial risk.
We rely heavily on the use of technology, proprietary and nonproprietary software, data and intellectual property, including that of third parties in the both the digital asset sector and otherwise. The reliance on this technology and data is subject to a number of important risks. Much of the existing technology for the financial services businesses was not built to service digital assets, which require a unique set of considerations. We are working with numerous service providers to help develop technology to service the industry. If these platforms and technology solutions do not work as planned, or do not meet the level of quality we require, it may make transacting business less efficient, more expensive and potentially prone to errors.
The operation of any element of the digital assets network or any other electronic platform may be severely and adversely affected by the malfunction of its technology and the technology of third parties. For example, an unforeseen software or hardware malfunction could occur as a result of a virus or other outside force, or as result of a design flaw in the design and operation of the network or platform. Furthermore, if our software, hardware, data or other intellectual property is found to infringe on the rights of, or our rights therein are found to be infringed upon by, any third party, the underlying value of our assets could be materially and adversely affected.
Third parties with which we do business or that facilitate our business activities, including exchanges, financial intermediaries or vendors that provide services or security solutions for our operations, could also expose us to technology risk, including from breakdowns or failures of their own systems or capacity constraints or other services that impair our ability to process transactions and communicate with customers and counterparties. In addition, we are exposed to the risk that a technology disruption or other information security event at a vendor to our third-party service providers could impede their ability to provide products or services to us. We may not be able to effectively monitor or mitigate operational risks relating to the use of vendors by third-party service providers.
The need to adopt technology in response to changing security threats poses a challenge to the safekeeping of our digital asset holdings.
Holders of digital assets must adapt to technological change to secure and safeguard accounts. As technological change occurs, the security threats to our digital asset holdings will likely adapt, and previously unknown threats may emerge. Furthermore, we may become a greater target of security threats as our size and reputation increases. If we are unable to identify and mitigate or stop new security threats, our assets may be subject to theft, loss, destruction or other attack, which could result in a loss of our assets or materially and adversely affect our investment and trading strategies, the value of our assets and the value of any investment in us.
Any failure to obtain, maintain, protect, defend or enforce our intellectual property and other proprietary rights could adversely affect our business, financial condition and results of operations.
Our success and ability to compete depend in part upon our ability to obtain, maintain, protect, defend and enforce our intellectual property and other proprietary rights and technology. Unauthorized use of our

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intellectual property or a violation of our intellectual property and other proprietary rights by third parties may damage our brand and our reputation. We rely on a combination of trademark, patent, copyright, and trade secret laws in the United States and internationally, our terms and conditions, other contractual provisions and technological measures to protect our intellectual property rights from infringement, misappropriation or other violation to maintain our brand and competitive position. Various factors outside our control pose a threat to our intellectual property rights, as well as to our products, services and technologies.
The steps we take to protect our intellectual property rights may not be sufficient to effectively prevent third parties from infringing, misappropriating, diluting or otherwise violating our intellectual property rights or to prevent unauthorized disclosure or unauthorized use of our trade secrets or other confidential information. We make business decisions about when to seek patent protection for a particular technology and when to rely upon trade secret protection, and the approach we select may ultimately prove to be inadequate. In addition, BitGo has publicly pledged not to initiate patent lawsuits against good faith users of its technology and therefore may not seek to enforce its current patents that it obtains in the future against certain infringing uses. There can be no assurance our intellectual property rights will be sufficient to protect against unauthorized parties offering products or services that are substantially similar to ours and compete with our business or attempting to copy aspects of our technology and use information that we consider proprietary.
In addition to registered intellectual property rights, we rely on non-registered proprietary information and technology, such as trade secrets, confidential information and know-how. We attempt to protect our intellectual property, technology, and confidential information by requiring our employees, contractors, consultants, corporate collaborators, advisors and other third parties who develop intellectual property on our behalf to enter into confidentiality and invention assignment agreements, and third parties we share information with to enter into nondisclosure and confidentiality agreements. We cannot guarantee that we have entered into such agreements with each party who has developed intellectual property on our behalf and each party that has or may have had access to our confidential information, know-how and trade secrets. These agreements may be insufficient or breached, or may not effectively prevent unauthorized access to or unauthorized use, disclosure, misappropriation or reverse engineering of our confidential information, intellectual property, or technology. Moreover, these agreements may not provide an adequate remedy for breaches or in the event of unauthorized use or disclosure of our confidential information or technology, or infringement of our intellectual property. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive, and time consuming, and the outcome is unpredictable. In addition, trade secrets and know-how can be difficult to protect and some courts inside and outside the United States are less willing or unwilling to protect trade secrets and know-how. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, and our competitive position would be materially and adversely harmed.
The loss of trade secret protection could make it easier for third parties to compete with our products and services by copying functionality. Additionally, individuals not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property, and, to the extent that our employees, independent contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.
We will not be able to protect our intellectual property rights if we do not detect unauthorized use of our intellectual property rights. We also may fail to maintain or be unable to obtain adequate protections for certain of our intellectual property rights in the United States and certain non-U.S. countries, and our intellectual property rights may not receive the same degree of protection in non-U.S. countries as they would in the United States because of the differences in non-U.S. patent, trademark, copyright, and other laws concerning intellectual property and proprietary rights. Any of our intellectual property rights may be successfully challenged, opposed, diluted, misappropriated or circumvented by others or invalidated, narrowed in scope or held unenforceable through administrative process or litigation in the United States or in non-U.S. jurisdictions. Furthermore, legal standards relating to the validity, enforceability and scope of

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protection of intellectual property rights are uncertain and any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our trade secrets and intellectual property rights.
In order to protect our intellectual property and other proprietary rights, we may be required to expend significant resources to apply for, maintain, monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Accordingly, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. An adverse outcome in such litigation or proceedings may therefore expose us to a loss of our competitive position, expose us to significant liabilities or require us to seek licenses that may not be available on commercially acceptable terms, if at all. Our failure to secure, protect and enforce our intellectual property rights could seriously damage our brand and have an adverse effect on our business, financial condition and results of operations.
Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on our business, financial condition and results of operations, or adversely affect the operations of portfolio companies and digital asset networks.
Our commercial success depends, in part, on our ability to develop and commercialize our services and use our internally developed technology without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties. In recent years, there has been considerable patent, copyright, trademark, domain name, trade secret and other intellectual property development activity in the cryptoeconomy, as well as litigation, based on allegations of infringement or other violations of intellectual property, including by large financial institutions. We may become subject to intellectual property disputes, whether or not such allegations have merit. Intellectual property disputes can be costly to defend and may cause our business, operating results and financial condition to suffer. As the cryptoeconomy expands and more patents are issued, the risk increases that there may be patents or other intellectual property rights owned by third parties that relate to our technology, and of which we are not aware or that we must challenge to continue our operations as currently contemplated. Whether merited or not, we may face allegations that we, our partners or parties indemnified by us have infringed, misappropriated, or otherwise violated the patents, trademarks, copyrights or other intellectual property rights of third parties. Such claims may be made by competitors seeking to obtain a competitive advantage or by other parties. For example, in recent years, individuals and groups have begun purchasing intellectual property assets for the purpose of making claims of infringement and attempting to extract settlements from companies like ours. It may also be necessary for us to initiate litigation in order to determine the scope, enforceability or validity of third-party intellectual property or proprietary rights, or to establish our intellectual property rights. We may not be able to successfully settle or otherwise resolve such adversarial proceedings or litigation. If we are unable to successfully settle future claims on terms acceptable to us we may be required to engage in or to continue litigation. Regardless of whether third-party claims have merit, litigation can be time consuming, divert management’s attention and financial resources, and can be costly to evaluate and defend. Some third parties may be able to sustain the costs of complex litigation more effectively than we can because they have substantially greater resources. Results of any such litigation are difficult to predict and may require us to stop commercializing or using our technology, obtain licenses and pay royalties, modify our services and technology while we develop non-infringing substitutes, or incur substantial damages, settlement costs, or face a temporary or permanent injunction prohibiting us from marketing or providing the affected services.
With respect to any third-party claims regarding intellectual property rights, we may have to seek a license to continue operations found to be in violation of such rights. If we require a third-party license, it may not be available on commercially reasonable terms or at all, and we may have to pay substantial royalties, upfront fees or grant cross-licenses to our intellectual property rights. We may also have to redesign our technology or services so they do not infringe such third-party intellectual property rights, which may not

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be possible or may require substantial expenditures of money and time, during which our technology may not be available for commercialization or use. Even if we are party to an agreement pursuant to which a third party must indemnify us against such costs, the indemnifying party may be unable or otherwise unwilling to uphold its contractual obligations. If we cannot or do not obtain relevant third-party licenses, or cannot obtain such licenses on commercially reasonable terms, obtain similar technology from another source, or design new technology that is not infringing, our revenue and earnings could be adversely impacted.
We also license software from third-party vendors. Third parties may claim that our use of such licensed software infringes upon their intellectual property rights. Although we seek to secure indemnification protection from our software vendors to protect us against potential third-party infringement claims in connection with our use of such license software, not all of our vendors agree to provide us with sufficient indemnification protection, and in the instances where we do secure indemnification protection from our vendors, it is possible such vendors may not honor such indemnification obligations.
Third parties may assert intellectual property claims relating to portfolio companies or digital asset networks and their source code. Regardless of the merit of any claim, any threatened action that reduces confidence in portfolio companies or digital asset networks could materially and adversely affect our investment and trading strategies, the value of our assets and the value of any investment in us. Additionally, a meritorious intellectual property claim could lead to a loss of value in the impacted portfolio company or prevent us or other end users from accessing a specific blockchain network or holding or transferring their digital assets, which could force the liquidation of certain digital assets in which we have an interest or cause the value of such digital assets to decline significantly. As a result, an intellectual property claim against a portfolio company or large participants on certain blockchain networks could materially and adversely affect our investment and trading strategies, the value of our assets and the value of any investment in us.
Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, such announcements could have a material adverse effect on the price of our Class A common stock. Moreover, any uncertainties resulting from the initiation and continuation of any legal proceedings could have a material adverse effect on our ability to raise the funds necessary to continue our operations. Assertions by third parties that we violate their intellectual property rights could therefore have a material adverse effect on our business, financial condition and results of operations.
Our business depends on our ability to effectively invest in, implement improvements to, and properly maintain the uninterrupted operation, security and integrity of, our operating platform and other information technology and business systems.
Our business is highly dependent on maintaining effective information technology systems as well as the integrity and timeliness of the data we use to serve our customers, support our partners and operate our business. It is possible that hardware failures or errors in our systems could result in data loss or corruption, or cause the information that we collect to be incomplete, or contain inaccuracies that our customers regard as significant. Because of the large amount of data that we collect and manage, if our data were found to be inaccurate or unreliable, or became inaccessible, whether due to failures, errors, or other reasons, or if we, or any of our third-party service providers, especially our third-party dialing and routing software systems, were to fail to effectively maintain such information systems and data integrity, we could experience operational disruptions that may impact our customers, individuals and partner teams, and hinder our ability to provide services, establish appropriate pricing for services, retain and attract customers, establish reserves, report financial results timely and accurately and maintain regulatory compliance, among other things.
Our information technology strategy and execution are critical to our continued success. We must continue to invest in long-term solutions that will enable us to anticipate customer needs and expectations, enhance our customer experience, act as a differentiator in the market, comply with applicable laws, and protect against cybersecurity risks and threats. Our success is dependent, in large part, on maintaining the effectiveness of existing technology systems and continuing to deliver and enhance technology systems that support our business processes in a cost-efficient and resource-efficient manner and enable us to analyze

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and manage data in a comprehensive manner. Increasing and shifting regulatory and legislative requirements are likely to place additional demands on our information technology infrastructure that could have a direct impact on resources available for other projects tied to our strategic initiatives.
Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. System failures or outages, including any potential disruptions due to significantly increased global demand on certain cloud-based systems during the COVID-19 pandemic, could compromise our ability to perform these functions in a timely manner, which could harm our ability to conduct business or delay our financial reporting. Such failures could adversely affect our operating results and financial condition. In addition, certain of our third-party service providers are required to notify us if they experience a security breach or unauthorized disclosure of certain personal information, or, in some cases, confidential data or information of ours or our billers, partners or consumers, and their failure to timely notify us of such a breach or disclosure may cause us to incur significant costs or otherwise harm our business. Additionally, we may make critical transactions on behalf of our customers, and any errors, defects or other infrastructure problems could result in damage to such consumers. These consumers could seek significant compensation from us for their losses and our insurance policies may be insufficient to cover a claim. Even if unsuccessful, this type of claim may be time-consuming and costly for us to defend.
Furthermore, prolonged interruption in the availability, or reduction in the speed or other functionality, of our systems, products or services could materially harm our reputation and business. Frequent or persistent interruptions in accessing our systems and services could cause consumers to believe that our systems and services are unreliable, leading them to switch to our competitors or to avoid our systems and services, and could permanently harm our reputation and business.
Connectivity and interoperability among technologies is becoming increasingly important. As a result, we must also develop new systems to meet current market standards and keep pace with continuing changes in information processing technology, evolving industry and regulatory standards and customer needs. Failure to do so may present compliance challenges and impede our ability to deliver services in a competitive manner. Further, system development projects are long term in nature, may be more costly than expected to complete and may not deliver the expected benefits upon completion. In addition, we may not be able to adequately assess the functionality, and data integrity and security impacts, of new or significantly changed products, services, business processes or infrastructure that we use. Our failure to effectively invest in, implement improvements to and properly maintain the uninterrupted operation and integrity of our information technology and other business systems, as well as any write-downs in connection with the obsolescence of our technology, could materially and adversely affect our business, financial condition and results of operations.
Disruptions of the information technology systems or infrastructure of certain of our third-party vendors and service providers could also disrupt our businesses, damage our reputation, increase our costs, and have a material adverse effect on our business, financial condition and results of operations.
We rely heavily on the communications and information systems of third parties to conduct our business. For instance, we rely on computing infrastructure operated by Amazon Web Services (“AWS”) and Microsoft Azure (“Azure”) to host or operate some or all of certain key products or functions of our business. Our customers need to be able to access our systems at any time, without interruption or degradation of performance. Our technological infrastructure depends, in part, on the virtual cloud infrastructure hosted in AWS and Azure. Although we have disaster recovery plans that utilize multiple AWS and Azure locations, any incident affecting their infrastructure could adversely affect our cloud-native platform. A prolonged AWS or Azure service disruption affecting our cloud-native platform would adversely impact our ability to service our customers and could damage our reputation with current and potential customers, expose us to liability, result in substantial costs for remediation, could cause us to lose customers, or otherwise harm our business, financial condition and results of operations. We may also incur significant costs for using alternative hosting sources or taking other actions in preparation for, or in reaction to, events that damage the AWS or Azure services we use. Additionally, in the event that our AWS or Azure service agreements are terminated, or there is a lapse of service, elimination of AWS or Azure services or features that we utilize, or damage to such facilities, we could experience interruptions in access to our systems as well as significant delays and additional expenses in arranging for or creating new facilities or re-architecting our

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systems for deployment on a different cloud infrastructure service provider, which would adversely affect our business, financial condition, and results of operations.
As expectations regarding operational and information security practices have increased, our operating systems and infrastructure, and those of our third-party service providers, must continue to be safeguarded and monitored for potential failures, disruptions, breakdowns, and attacks. Our data processing systems, or other operating systems and facilities, and those of our third-party service providers, may stop operating properly or become disabled or damaged as a result of a number of factors, including events that are wholly or partially beyond our and our third-party service providers’ control. For example, there could be electrical or telecommunication outages, natural disasters such as earthquakes, tornadoes, or hurricanes; disease pandemics and related government orders; events arising from local or larger scale political or social matters, including terrorist acts; cyberattacks and other data security incidents, including ransomware, malware, phishing, social engineering, including some of the foregoing that target the cryptoeconomy in particular. These incidents can range from individual attempts to gain unauthorized access to information technology systems to more sophisticated security threats involving cybercriminals, hacktivists, cyberterrorists, nation-state actors, or the targeting of commercial financial accounts. These events can also result from internal compromises, such as human error or malicious internal actors, of our workforce or our vendors’ personnel.
While we have business continuity, disaster recovery and other policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. Furthermore, if such failures, interruptions or security breaches are not detected immediately, their effect could be compounded. Our risk and exposure to these matters remains heightened because of the evolving nature of these threats and our use of third-party service providers with access to our systems and data. As a result, cybersecurity and the continued development and enhancement of our controls, processes, and practices designed to protect our systems, computers, software, data, and networks from attack, damage or unauthorized access remain a focus for us. Disruptions or failures in the physical infrastructure or operating systems that support our businesses and customers, or cyberattacks or security breaches of our networks, systems or devices, or those that our customers or third-party service providers use to access our products and services, could result in customer attrition, financial and trading losses, reputational damage, reimbursement or other compensation costs, and/or remediation costs, any of which could have a material effect on our results of operations or financial condition.
Some of our products and services contain open source software, which may pose particular risks to our proprietary software, products and services in a manner that could harm our business.
We use open source software in our products and services and anticipate using open source software in the future. Some open source software licenses require those who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost, and we may be subject to such terms. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. We could face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can reengineer them to avoid infringement, which may be a costly and time-consuming process. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms are often ambiguous. Any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop products and services that are similar to or better than ours.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Additionally, the use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open source software, and we cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. Any of these risks could be difficult to eliminate or manage and, if not addressed, could have an adverse effect on our business, financial condition and results of operations.
Disruptions in our, or our service providers, disaster recovery systems or management continuity planning could limit our ability to operate our business effectively.
Our information technology systems facilitate our ability to conduct our business. While we have disaster recovery systems and business continuity plans in place, any disruptions in our, or our service providers, disaster recovery systems or the failure of these systems to operate as expected could, depending on the magnitude of the problem, adversely affect our operating results by limiting our capacity to effectively conduct our operations. Despite our implementation of a variety of security measures, our information technology systems could be subject to physical or electronic compromises and similar disruptions from unauthorized tampering, or to weather-related disruptions where our systems are hosted. In addition, in the event that a significant number of our personnel were unavailable in the event of a disaster or we failed to recover office facilities or systems, our ability to effectively conduct business could be adversely affected. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.
If we fail to comply with our obligations under license or technology agreements with third parties or are unable to license rights to use technologies on reasonable terms, we may be required to pay damages and could potentially lose license rights that are critical to our business.
We license certain intellectual property, including technologies, data, content and software from third parties, that is important to our business, and in the future we may enter into additional agreements that provide us with licenses to valuable intellectual property or technology. If we fail to comply with any of the obligations under our license agreements, we may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor would cause us to lose valuable rights, and could prevent us from selling our products and services, or inhibit our ability to commercialize future products and services. Our business would suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensed intellectual property rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights.
In the future, we may identify additional third-party intellectual property we may need to license in order to engage in our business. However, such licenses may not be available on acceptable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more-established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if such licenses are available, we may be required to pay the licensor substantial royalties based on sales of our products and services. Such royalties are a component of the cost of our products or services and may affect the margins on our products and services. In addition, such licenses may be nonexclusive, which could give our competitors access to the same intellectual property licensed to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition and results of operations.
We may be subject to claims that we have wrongfully hired an employee from a competitor, or that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.
Many of our employees, consultants and advisors, or individuals that may in the future serve as our employees, consultants and advisors, are currently or were previously employed at companies including our

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
competitors or potential competitors. Although we try to ensure that our employees, consultants, independent contractors and advisors do not use the confidential or proprietary information, trade secrets or know-how of others in their work for us, we may be subject to claims that we have, inadvertently or otherwise, used or disclosed confidential or proprietary information, trade secrets or know-how of these third parties, or that our employees, consultants or, independent contractors or advisors have, inadvertently or otherwise, used or disclosed confidential information, trade secrets or know-how of such individual’s current or former employer. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, and whether or not such claims have merit, litigation could result in substantial cost and be a distraction to our management and employees. We cannot predict whether we would prevail in any such actions. Moreover, intellectual property litigation, regardless of its outcome, may cause negative publicity and could prohibit us from marketing or otherwise commercializing our offerings and technology. Claims that we, our employees, consultants or advisors have misappropriated the confidential or proprietary information, trade secrets or know-how of third parties could therefore have a material adverse effect on our business, financial condition and results of operations.
If we are unable to protect the confidentiality of our trade secrets, know-how and other proprietary and internally developed information, the value of our technology could be adversely affected.
We may not be able to protect our trade secrets, know-how and other internally developed information adequately. Although we use reasonable efforts to protect this internally developed information and technology, our employees, consultants and other parties (including independent contractors and companies with whom we conduct business) may unintentionally or willfully disclose our information or technology to competitors. Enforcing a claim that a third party illegally disclosed or obtained and is using any of our internally developed information or technology is difficult, expensive and time consuming, and the outcome is unpredictable. We rely, in part, on nondisclosure, confidentiality and assignment-of-invention agreements with our employees, independent contractors, consultants and companies with whom we conduct business to protect our trade secrets, know-how and other intellectual property rights and internally developed information. These agreements may not be self-executing, or they may be breached and we may not have adequate remedies for such breach. Moreover, third parties may independently develop similar or equivalent proprietary information or otherwise gain access to our trade secrets, know-how and other internally developed information. Additionally, as with other potential information security breaches, our trade secrets could also be compromised. Any of these events could materially and adversely affect our business, financial condition and results of operations.
Risks Related to Our Organizational Structure and the Pubco Class A Common Stock
Pubco is a holding company and our principal asset after completion of the Reorganization and the Reorganization Merger will be our direct and indirect ownership interest in GDH LP and we are accordingly dependent upon distributions from GDH LP to pay dividends, if any, and taxes, make payments under the Tax Receivable Agreement and pay other expenses.
We are a holding company and, upon completion of the Reorganization and the Reorganization Merger, our principal asset will be our direct and indirect ownership of LP Units, in addition to our ownership of 100% of the outstanding equity interests in GDH Delaware, the sole general partner of GDH LP. See “Proposed Organizational Structure.” We have no independent means of generating revenue. Upon the consummation of the Reorganization, GDH LP will be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to U.S. federal income tax. Instead, the taxable income of GDH LP will be allocated to holders of LP Units, including us. Accordingly, we will incur U.S. federal income taxes on our allocable share of any net taxable income of GDH LP. We will also incur expenses related to our operations, and will have obligations to make payments under the Tax Receivable Agreement. Through our subsidiary GDH Delaware, the general partner of GDH LP, we intend to cause GDH LP to make distributions to the holders of LP Units in amounts sufficient to (i) cover all applicable taxes payable by us and the other holders of LP Units, (ii) allow us to make any payments required under the Tax Receivable Agreement, which we intend to amend and restate in connection with the Reorganization, (iii) fund dividends to our stockholders in accordance with our dividend policy, to the extent that our board of directors declares such dividends and (iv) pay our expenses.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Deterioration in the financial conditions, earnings or cash flow of GDH LP and its subsidiaries for any reason could limit or impair their ability to pay such distributions. Additionally, to the extent that we need funds and GDH LP is restricted from making such distributions to us under applicable law or regulation, as a result of covenants in its debt agreements or otherwise, we may not be able to obtain such funds on terms acceptable to us, or at all, and, as a result, could suffer a material adverse effect on our liquidity and financial condition.
We are controlled by our Founder, whose interests may be different from those of stockholders and may prevent new investors from influencing significant corporate decisions, including mergers, consolidations, or the sale of us or all or substantially all of our assets.
As of September 30, 2021, our Founder, through his direct or indirect ownership of a substantial majority of GDHL’s ordinary shares and GDH LPs Class B Units, controlled over [•]% of GDHL on a fully exchanged basis (assuming all Class B Units of GDH LP are vested and exchanged), and following the consummation of (i) the Reorganization and the Reorganization Merger and (ii) if consummated, the BitGo Acquisition, will control approximately [•]% or [•]%, respectively, of the combined voting power of Pubco’s common stock.
Accordingly, our Founder has the ability to substantially control Galaxy, including through the election of members of the Galaxy Board. Where certain transactions require the approval of stockholders, though our Founder may not be able to unilaterally authorize the transaction he may be able to unilaterally block it. This concentration of ownership and voting power may also delay, defer or prevent an acquisition by a third party or other change of control of Galaxy and may make some transactions more difficult or impossible without the support of our Founder even if they are in the best interests of the stockholders. This could have the effect of discouraging transactions in which you as a holder of shares of our Class A common stock might otherwise receive a premium for your shares over then-current market price. Collectively, these considerations may have a negative effect on the price of our Class A common stock.
Our Founder’s interests may not be fully aligned with those of other holders of our Class A common stock which, given our Founder’s power and influence, could lead to actions that are not in the best interests of stockholders. For example, our Founder may have a different tax position from Pubco and holders of Pubco’s Class A common stock, especially in light of the existence of the Tax Receivable Agreement, which could influence decisions regarding whether and when we should dispose of assets or incur new or refinance existing indebtedness, or whether and when we should undergo certain changes of control for purposes of the Tax Receivable Agreement or terminate the Tax Receivable Agreement. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to us. Our Founder might also be motivated to take actions to retain his controlling stake in Galaxy at the expense of maximizing the overall value of Galaxy (and therefore the market price of the Class A common stock). Our Founder’s fiduciary duties may serve as a check on any such motivation, but holders of our Class A common stock cannot be assured that the potential divergence of our Founder’s interests and theirs might not hurt the market price of our Class A common stock.
In certain circumstances, GDH LP will be required to make distributions to us and the other holders of LP Units, and the distributions that GDH LP will be required to make may be substantial.
Under the Amended LP Agreement (as defined herein), GDH LP will generally be required from time to time to make pro rata distributions in cash to us and the other holders of LP Units at certain assumed tax rates in amounts that are intended to be sufficient to cover the U.S. federal income taxes on our and the other LP Unit holders’ respective allocable shares of the taxable income of GDH LP. As a result of (i) potential differences in the amount of net taxable income allocable to us and the other LP Unit holders, (ii) the lower income tax rate applicable to corporations than individuals and (iii) the use of an assumed tax rate (based on the income tax rate applicable to individuals, or, if higher, corporations) in calculating GDH LP’s distribution obligations, we may receive tax distributions significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement. Our board of directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, dividends, repurchases of our Class A common stock, the payment of obligations under the Tax Receivable Agreement and the payment of other expenses. We will have no obligation to distribute such cash (or

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
other available cash other than any declared dividend) to our stockholders. No adjustments to the redemption or exchange ratio of LP Units for shares of Class A common stock will be made as a result of either (i) any cash distribution by us or (ii) any cash that we retain and do not distribute to our stockholders. To the extent that we do not distribute such excess cash as dividends on our Class A common stock and instead, for example, hold such cash balances or lend them to GDH LP, holders of LP Units would benefit from any value attributable to such cash balances as a result of their ownership of Class A common stock following a redemption or exchange of their LP Units. See “Certain Relationships and Related Party Transactions—Amended and restated GDH LP agreement.”
The market price and trading volume of our Class A common stock may be volatile, and could, upon listing on the Nasdaq, be subject to even greater volatility. Market volatility may affect the value of an investment in our Class A common stock and could subject us to litigation.
The market price and trading volume of GDHL’s ordinary shares has historically been volatile, and after giving effect to the Reorganization and the Reorganization Merger, the market price and market price of our Class A common stock will likely continue to be subject to significant fluctuations in response to, among other factors: developments in the digital assets industry; market fluctuations in digital assets generally or changes in the underlying values and trading volumes of the digital assets that we hold or trade; our financial performance and prospects or changes in the financial performance and prospects of companies engaged in businesses that are similar to our businesses; changes in laws or regulations, including tax laws, or new interpretations or applications of laws and regulations, that are applicable to our businesses; sales of our Class A common stock by our existing equityholders, including Class A common stock issued upon redemption or exchange of any LP Units; general economic trends and other external factors, including those resulting from war, incidents of terrorism or responses to such events; speculation in the press or investment community regarding our or our business or investments, or factors or events that may directly or indirectly affect our businesses or investments; and further issuances of our Class A common stock or LP Units.
The price of our Class A common stock also could be subject to wide fluctuations in response to the risk factors described in this prospectus and others beyond our control, including:
•
the number of shares of our Class A common stock publicly owned and available for trading;

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overall performance of the equity markets or publicly-listed financial services and technology companies;

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our actual or anticipated operating performance and the operating performance of our competitors;

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changes in the projected operational and financial results we provide to the public or our failure to meet those projections;

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failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet the estimates or the expectations of investors;

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any major change in our board of directors, management, or key personnel;

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if we issue additional shares of capital stock, including in the form of blockchain tokens, in connection with customer reward or loyalty programs;

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rumors and market speculation involving us or other companies in our industry;

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announcements by us or our competitors of significant innovations, new products, services, features, integrations or capabilities, acquisitions, strategic investments, partnerships, joint ventures, or capital commitments; and

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other events or factors, including those resulting from COVID-19, war, incidents of terrorism, or responses to these events.

Moreover, upon the listing of our Class A common stock on Nasdaq (which we intend to apply for, but is not a condition to the consummation of any of the Proposed Transactions), the market price and trading volume of our Class A common stock may be subject to even greater volatility. Historically, GDHL

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
has been limited in its ability to offer its ordinary shares to U.S. investors or to avail itself of the U.S. capital markets; as such, a listing on Nasdaq, if consummated, could enable individual investors, retail investors and others who may have not previously been permitted to trade in GDHL’s ordinary shares to trade in our Class A common stock. These factors could result in a public price of our Class A common stock that is higher than other investors (such as institutional investors) are willing to pay, which could cause volatility in the market price of our Class A common stock and an unsustainable market price if the price of our Class A common stock significantly rises upon listing and institutional investors believe our Class A common stock is worth less than retail investors, in which case the price of our Class A common stock may decline over time. Further, if the public price of our Class A common stock is above the level that investors determine is reasonable for our Class A common stock, some investors may attempt to short our Class A common stock, which would create additional downward pressure on the public price of our Class A common stock. Moreover, to the extent that there is a lack of consumer awareness among retail investors, or there is insufficient demand for our Class A common stock among U.S. investors more generally, such events, could reduce the market price of our Class A common stock and cause volatility in the market price of our Class A common stock.
In recent years, stock markets have experienced significant price and volume fluctuations, which have had a significant impact on the market price of securities issued by many companies, irrespective of the operating performance of the affected companies. Moreover, the prices of the digital assets that we hold or trade have historically been, and will likely continue to be, highly volatile. Accordingly, the price of our Class A common stock could fluctuate based upon factors that have little or nothing to do with us or our operating performance, which could materially and adversely affect the value of any investment in our Class A common stock.
Additionally, although an active market for GDHL’s ordinary shares exists on the TSX, and a market for GDHL’s ordinary shares has developed on the OTC Pink markets, Pubco’s Class A common stock has not been trading on a national securities exchange or otherwise prior to the Reorganization and the Reorganization Merger and there can be no assurance that an active trading market for our Class A common stock will develop or, to the extent an active market does develop, be maintained or continue to develop following the Reorganization and the Reorganization Merger. The lack of a liquid market for our Class A common stock could also result from the relatively small percentage of our Class A common stock that will be beneficially owned by public shareholders and available for trading, with a relatively large percentage of our Class A common stock beneficially owned by holders of LP Units (and therefore not available for trading absent the redemption or exchange of such LP Units). If an active market does not develop, you may have difficulty selling any shares of our Class A common stock that you own. An inactive market may also impair our ability to raise capital by selling shares of our Class A common stock and may impair our ability to acquire or make investments in companies, products or technologies for which we may issue equity securities to pay for such acquisition or investment. In the absence of an active trading market relatively small sales may result in a significant negative effect on the price of our Class A common stock.
Changes in law could cause our Class A common stock to be de-listed from TSX or any other exchange on which we are listed or cause us to undergo costly restructuring, liquidation or sale. Further, we may need or want to raise additional capital, but we may be unable to do so due to changes in law, regulation or interpretation.
Apart from the numerous material legal and regulatory risks to us, we could be adversely affected by changes in law, regulation, interpretation of such law or regulation or regulator or exchange discretion. Such changes are difficult to predict but could conceivably lead to a cease-trade or the de-listing of our Class A common stock, the inability to list the Class A common stock in other jurisdictions or a costly restructuring or even liquidation of Galaxy.
If, whether by reason of changes in law, regulation or interpretation, or by reason of our or our conduct, we became unable to sell securities to investors in particular jurisdictions, the liquidity and market price of the Class A common stock would be negatively impacted, which would make it more difficult for us to sell additional Class A common stock or otherwise raise capital. Such difficulties could lead to our bankruptcy or insolvency, which may lead to material or complete losses for holders of Class A common stock.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
The market price of our Class A common stock may be subject to downward pressure due to redemptions or exchanges of LP Units for shares of Class A common stock, exercises of outstanding Warrants or options, exchanges of Exchangable Notes or from additional issuances of our Class A common stock.
The majority of the economic interest in GDH LP remains represented by LP Units and each Existing LP may redeem all or a portion of their LP Units for newly issued shares of Class A common stock (or, if we elect, cash of equivalent value) on a one-for-one basis with the number of LP Units redeemed. At our option, we may also effect a direct exchange of such LP Units for shares of Class A common stock (or, if we elect, cash of equivalent value). Upon any such redemption or exchange, shares of Class B common stock held by the LP Unitholders will be cancelled on a one-for-one basis with every LP Unit redeemed or exchanged. As and to the extent LP Units are redeemed or exchanged for newly issued shares of Class A common stock, the economic interest of then-current holders of Class A common stock in Pubco will decrease proportionately (though the direct and indirect economic interest of Pubco in GDH LP will increase proportionately). Such redemptions or exchanges would increase the market supply of Class A common stock, which could lead to a decrease in the market price of Class A common stock, especially since it is foreseeable that many redemptions or exchanges may closely precede sales.
In addition, the terms of our outstanding Warrants will provide for the issuance of shares of Pubco Class A common stock upon any exercise of the Warrants. Each Warrant will entitle the holder thereof to receive one share of Pubco Class A common stock at an exercise price of $8.25 per share, exercisable on or prior to November 12, 2022, and in each case subject to adjustment in accordance with the warrant instrument governing the Warrants. GDHL had [•] Warrants outstanding as of [•], 2022. The exercise of the Warrants will result in a dilution of the value of a stockholder’s interests in Pubco’s Class A common stock if the value of a share of Class A common stock exceeds the exercise price payable on the exercise of a Warrant at the relevant time. In addition, as of [•], 2022, GDHL had outstanding options to acquire [•] ordinary shares ([•] of which were vested), which will automatically become options to acquire shares of Pubco Class A common stock. The exercise of such options will result in a dilution of the value of a stockholder’s interests in Pubco’s Class A common stock. Furthermore, on December 9, 2021, GDH LP issued $500 million aggregate principal amount of 3.00% Exchangeable Senior Notes due 2026 (the “Exchangeable Notes”) in a private placement transaction. From time to time and subject to the terms of the indenture governing the Exchangeable Notes, the Exchangeable Notes are exchangeable for ordinary shares of GDHL, and following the consummation of the Reorganization and Reorganization Merger, the Exchangeable Notes will be exchangeable for shares of Class A common stock of Pubco, in each case at the option of the holders thereof. The maximum number of GDHL ordinary shares or shares of Pubco Class A common stock issuable upon the exchange of all such Exchangeable Notes is approximately 21.3 million, subject to certain adjustments as set forth in the indenture. The exchange of such Exchangeable Notes will result in a dilution of the value of a stockholder’s interests in Pubco’s Class A common stock. Similarly, if Pubco issues additional shares of Class A common stock, then-current holders of Class A common stock will be diluted. The potential for the issuance of additional shares of Pubco Class A common stock could have an adverse effect on the market price of our Class A common stock.
Substantial future sales of shares of our Class A common stock in the public market could cause the market price of our Class A common stock to fall.
Sales of a substantial number of shares of our Class A common stock in the public market, or the perception that these sales might occur, could adversely affect the market price of our Class A common stock and may make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate. If the Existing LPs or any holders of our Class A common stock (or LP Units that are redeemable or exchangeable for our Class A common stock) sell, or indicate an intention to sell, substantial amounts of our Class A common stock in the public market after any legal restrictions on resale lapse, the market price of our Class A common stock could substantially decline. Furthermore, following the consummation of (i) the Reorganization and the Reorganization Merger, and (ii) if consummated, the BitGo Acquisition, approximately [•]% or [•]%, respectively, of our outstanding Class A common stock will be beneficially owned by our Founder. If our Founder alone were to sell a substantial portion of the shares he beneficially owns, it could cause the market price of our Class A common stock to decline.
Immediately following the consummation of the Reorganization and the Reorganization Merger, all shares of our Class A common stock into which the ordinary shares of GDHL will ultimately convert by

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
operation of law will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are issued to or then held by one of our “affiliates,” as that term is defined in Rule 144 under the Securities Act (“Rule 144”). In addition, if the BitGo Acquisition is consummated, all shares of our Class A common stock that are issued to BitGo stockholders will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are issued to or then held by one of our affiliates.
The remaining outstanding shares of Class A common stock will be, and, unless covered by a registration statement on Form S-8 or otherwise registered under the Securities Act, shares of Class A common stock underlying outstanding RSUs or subject to outstanding stock options will be on issuance, deemed to be “restricted securities” as defined in Rule 144. We intend to file a registration statement on Form S-8 under the Securities Act covering all the shares of Class A common stock subject to stock options outstanding and reserved for issuance under our equity incentive plans. Such registration statement will become effective immediately on filing, and shares covered by this registration statement will be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates.
If such shares or our Class A common stock are sold, or if it is perceived that they will be sold in the public market, the market price of our Class A common stock could decline. See “Shares Eligible for Future Sale” for more information.
If we are successful in listing our Class A common stock on Nasdaq, we expect to be a “controlled company” within the meaning of the Nasdaq rules upon such listing and, as a result, would qualify for, and could elect to rely on, exemptions from certain corporate governance requirements.
Upon completion of the Reorganization and the Reorganization Merger and, if consummated, the BitGo Acquisition, our Founder is expected to beneficially own more than 50% of the combined voting power for the election of members of our board of directors. As a result, if we are successful in listing our Class A common stock on the Nasdaq, we will be a “controlled company” within the meaning of the corporate governance standards of the Nasdaq rules. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance requirements.
Although we do not currently intend to rely on such exemptions if and when our Class A common stock is listed on the Nasdaq, we may elect to avail ourselves of exemptions from the Nasdaq standards that may enable us not to comply with certain Nasdaq corporate governance requirements in the future, subject to any such election being approved by a majority of Pubco’s independent directors on the Board at such time. To the extent we elect to rely on any exemptions from the Nasdaq standards provided to “controlled companies,” you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Nasdaq. See “Management—Controlled company exception.”
If we are deemed to be an investment company under the Investment Company Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.
Under Sections 3(a)(1)(A) and (C) of the Investment Company Act, a company generally will be deemed to be an “investment company” for purposes of the Investment Company Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.
We do not believe that we are an “investment company,” as such term is defined in either of those sections of the Investment Company Act. As the sole general partner of GDH LP, through our wholly-owned subsidiary GDH Delaware, we control and operate GDH LP. On that basis, we believe that our interest in GDH LP is not an “investment security” as that term is used in the Investment Company Act. However, if we were to cease participation in the management of GDH LP, our interest in GDH LP could be deemed an

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
“investment security” for purposes of the Investment Company Act. We intend to conduct our operations so that we will not be deemed to be an investment company under the Investment Company Act or otherwise conduct our business in a manner that does not subject us to the registration and other requirements of the Investment Company Act. In order to ensure that we are not deemed to be an investment company, we may be limited in the assets that we may continue to own and, further, may need to dispose of or acquire certain assets at such times or on such terms as may be less favorable to us than in the absence of such requirement.
For example, certain of our principal investments may be considered investment securities and we might be required to dispose of one or more of them, or to limit the extent of our principal investments business (such as by foregoing otherwise attractive principal investment opportunities), in order not to become an investment company. Further, certain of our operating subsidiaries rely on specific exemptions from the Investment Company Act to operate their businesses. In particular, we operate our digital asset financing business so as to comply with the exemption under Section 3(c)(2) of the Investment Company Act for businesses primarily engaged in, among other things, acting as a market intermediary with respect to financial contracts relating to commodities or currencies. If our digital asset financing business was to fail to comply with this exemption, it could result in our being unable to conduct such business and it could also cause us to be deemed an investment company as our own status under the Investment Company Act depends in part on that of our operating subsidiaries that conduct our businesses. If anything were to happen which would cause us to be deemed to be an investment company under the Investment Company Act (such as the classification of digital assets held by us as securities for purposes of the Investment Company Act, or significant changes in the value of our investments or other assets), the requirements imposed by the Investment Company Act could make it impractical for us to continue our business as currently conducted, which would materially adversely affect our business, financial condition and results of operations. In addition, if we were to become inadvertently subject to the Investment Company Act, any violation of the Investment Company Act could subject us to material adverse consequences, including potentially significant regulatory penalties and the possibility that certain of our contracts could be deemed unenforceable.
In addition, if anything were to happen which would cause us to be deemed to be an investment company under the Investment Company Act, it will become more difficult and costly for us to comply with the applicable requirements of the securities legislation and regulations thereunder of each province and territory of Canada (“Canadian Securities Laws”) following the completion of the Proposed Transactions.
Our stockholders will generally not benefit from protections of investment company statutes in various jurisdictions, and may suffer from the restrictions that such statutes place on the liquidity of our Class A common stock and on our fundraising, businesses or other activities.
We are not an investment fund and do not intend to operate as an investment fund in the future. Nonetheless, it is possible that we may effectively be classified as the equivalent of a commodity pool (to the extent that digital assets are deemed to fall within the definition or a “commodity interest” under the Commodity Exchange Act) or an investment fund under the investment company laws of various jurisdictions, including the European Union Alternative Investment Fund Managers Directive.
Our business is designed to comply with exemptions from the application of such laws, which means that holders of Class A common stock do not and will not benefit from the investor protections provided by such laws. At the same time, we may be constrained by such laws from raising additional capital in certain jurisdictions, to the potential detriment of the value and liquidity of Class A common stock, and we may be restricted or precluded from operating in certain jurisdictions without additional financial registrations or licenses that we do not currently have.
Furthermore, if, whether by reason of changes in law, regulation or interpretation or by reason of our conduct, we no longer qualify for applicable exemptions from commodity pool or investment company laws, the results may materially adversely affect us and could lead to our liquidation or sale, which may lead to material or complete losses for holders of Class A common stock.
We will be required to indemnify our directors and certain officers or other agents against a wide range of potential liabilities and these indemnification obligations could be material.
The Proposed Organizational Documents of Pubco provide for customarily broad rights of indemnification for directors as well as certain officers or other agents. The organizational documents also

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
provide for the possibility of advancement of expenses to such indemnified persons. In addition, we have entered into indemnification agreements with our directors and officers. While rights of indemnification are typically viewed as a key protection and inducement for indemnified persons to serve in senior roles in which they may be exposed to liability, indemnification payments and advancement of expenses may be material and may have an adverse effect on us. Furthermore, indemnified persons may be subject to derivative or other similar claims brought by the stockholders or us, which claims would generally be expected to be covered by rights of indemnification and, potentially, advancement of expenses. In certain circumstances, subject to applicable laws in the relevant jurisdictions, indemnified persons may be entitled to indemnification even if their liabilities arose from their own negligence or unlawful conduct. We have incurred, and is expected to continue to incur, significant expense to procure directors and officers liability insurance that both supports potential indemnification obligations of Pubco and, in some cases, provides indemnified persons with additional protection beyond the scope of these obligations. If we are unable to maintain adequate insurance, there could be adverse consequences.
Pubco will be required to pay Existing LPs who redeem or exchange LP Units for shares of Class A common stock for certain tax benefits that Pubco may claim, and the amounts that Pubco may pay could be material.
GDHL is currently party to a tax receivable agreement with the TRA Parties and, in connection with the Reorganization, Pubco will enter into the Tax Receivable Agreement with the TRA Parties that provides for the payment by us to the TRA Parties of 85% of the amount of cash savings, if any, in U.S. federal, state and local and foreign income tax or franchise tax that Pubco actually realizes as a result of (i) any increase in tax basis in GDH LP’s assets resulting from redemptions or exchanges by those holders of LP Units for shares of Class A common stock in accordance with the terms of the LP Units and payments made under the Tax Receivable Agreement, and (ii) deductions in respect of interest with respect to payments made under the Tax Receivable Agreement, as and when such tax benefits are realized. Pubco will be required to make similar payments to GDH LP limited partners who previously exchanged their partnership interests in GDH LP for GDHL ordinary shares. The payment obligations under the Tax Receivable Agreement will be Pubco’s obligations and are not the obligations of GDH LP.
The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of redemptions or exchanges by the TRA Parties, the price of Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount and timing of the taxable income that we generate in the future, the tax rate then applicable and the portion of Pubco’s payments under the Tax Receivable Agreement that constitute imputed interest. The payments that we will be required to make under the Tax Receivable Agreement could be material. The payments are not conditioned upon the other TRA Parties’ continued ownership of Class A common stock.
Payments under the Tax Receivable Agreement will be based on the tax reporting positions we determine, and the IRS or another tax authority may challenge all or a part of the tax basis increases, or other tax attributes subject to the Tax Receivable Agreement, and a court could sustain such challenge. Further, the parties to the Tax Receivable Agreement will not reimburse us for any payments previously made if such tax attributes are subsequently disallowed, except that any excess payments made to a TRA Party will be netted against future payments otherwise to be made to such TRA Party under the Tax Receivable Agreement, if any, after our determination of such excess. In addition, upon the occurrence of certain changes of control, the actual U.S. federal, state and local and non-U.S. tax savings we may realize may be different than the amount of such tax savings we are deemed to realize under the Tax Receivable Agreement, which will be based on the U.S. federal, state and local and non-U.S. tax rates in effect on the date of the change of control and certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the Tax Receivable Agreement. In both such circumstances, we could make payments to the TRA Parties that are greater than our actual cash tax savings and we may not be able to recoup those payments, which could negatively impact our liquidity. The Tax Receivable Agreement provides that (1) in the event that we breach any of our material obligations under the Tax Receivable Agreement or (2) if, at any time, we elect an early termination of the Tax Receivable Agreement, our obligations under the Tax Receivable Agreement (with respect to all LP Units, whether or not LP Units have been redeemed or exchanged before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax basis increases and other tax attributes subject to the Tax Receivable Agreement. The change of control provisions in the Tax Receivable Agreement may result in situations where the Existing LPs have interests that differ from or are in addition to those of our other stockholders.
Finally, because we are a holding company, with no operations of our own, our ability to make payments under the Tax Receivable Agreement depends on the ability of GDH LP to make distributions to us. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid; provided, however, that non-payment for a specified period may constitute a breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made.
The holding of, or trading in, our Class A common stock may be, or become, illegal in certain countries or other jurisdictions.
One or more countries or jurisdictions, including but not limited to China, Russia, South Korea, the United States and Canada, may take regulatory actions now or in the future that severely restrict the right to acquire, own, hold, sell or use digital assets. Such actions or restrictions may also result in the restriction of holding or trading in our common stock or cause the price of any affected digital asset to decrease, possibly substantially. Such actions or restrictions would likely materially and adversely affect the effectiveness of our investment and trading strategies, the value of our assets and the value of any investment in us. Stockholders are urged to consult legal advisors in their own relevant jurisdictions with respect to the current and prospective lawfulness of their purchasing, holding or selling Class A common stock.
We do not anticipate paying any cash dividends in the foreseeable future.
We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the development and growth of our business. We do not intend to pay any dividends to holders of our Class A common stock. As a result, capital appreciation in the price of our Class A common stock, if any, will be your only source of gain on an investment in our Class A common stock. See “Per Share Data, Market and Dividend Information.”
However, under the Amended LP Agreement, GDH LP will generally be required from time to time to make pro rata distributions in cash to us and the other holders of LP Units at certain assumed tax rates in amounts that could be significant. See “—In certain circumstances, GDH LP will be required to make distributions to us and the other holders of LP Units, and the distributions that GDH LP will be required to make may be substantial.”
Risks Related to Financial Reporting and Accounting
The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies. If financial accounting standards undergo significant changes, our operating results could be adversely affected.
The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board, or the FASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. Recent actions and public comments from the FASB and the SEC have focused on the integrity of financial reporting and internal controls. In addition, many companies’ accounting policies are being subject to heightened scrutiny by regulators and the public. Further, there has been limited precedents for the financial accounting of digital assets and related valuation and revenue recognition, and no official guidance has been provided by the FASB or the SEC. As such, there remains significant uncertainty on how companies can account for digital assets transactions, digital assets, and related revenue. Uncertainties in or changes to in regulatory or financial

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
accounting standards could result in the need to changing our accounting methods and restate our financial statements and impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and more generally impact our business, operating results, and financial condition.
Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future relating to digital asset holdings.
The prices of digital assets have historically been subject to dramatic price fluctuations and are highly volatile. We determine the fair value of our digital assets based on quoted (unadjusted) prices on the active exchange that we have determined is our principal market for such digital asset. We perform an analysis each quarter to identify whether events or changes in circumstances, principally decreases in the quoted (unadjusted) prices on the active exchange, indicate that it is more likely than not that any of our digital assets are impaired. In determining if an impairment has occurred, we consider the lowest price of one of such digital asset quoted on the active exchange at any time since acquiring the specific digital asset held. If the carrying value of any such digital asset exceeds that lowest price at any time during the quarter, an impairment loss is deemed to have occurred with respect to that digital asset in the amount equal to the difference between its carrying value and such lowest price, and subsequent increases in the price of such digital asset will not affect the carrying value of our holdings of such digital asset. Gains (if any) are not recorded until realized upon sale, at which point they would be presented net of any impairment losses. In determining the gain to be recognized upon sale, we calculate the difference between the sale price and carrying value of the specific Bitcoin sold immediately prior to sale.
As a result, any decrease in the fair value of digital assets below our carrying value for such assets at any time since their acquisition requires us to incur an impairment charge, and such charge could be material to our financial results for the applicable reporting period, which may create significant volatility in our reported earnings and decrease the carrying value of our digital assets, which in turn could have a material adverse effect on the market price of our Class A common stock.
We may sell or purchase additional digital assets in future periods and correspondingly decrease or increase our overall holdings of digital assets, and the proportion of our total assets represented by digital asset holdings may increase in the future. As a result, volatility in our earnings in future periods may be significantly more than what we experienced in prior periods.
In connection with our preparation of GDH LP’s consolidated financial statements, we identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses or if we fail to establish and maintain effective internal control over financial reporting, we may be unable to produce timely and accurate financial statements, and we may conclude that our internal control over financial reporting is not effective, which could adversely impact our investors’ confidence and the market price of our Class A common stock.
Prior to the Reorganization, we have not been subject to the reporting requirements of the SEC or an assessment of the effectiveness of internal control over financial reporting as would be required for a public company in the United States. In connection with the preparation of GDH LP’s consolidated financial statements included in this prospectus for the period ended September 30, 2021, we identified two material weaknesses in our internal control over financial reporting. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.
As to the first identified material weakness, we did not design sufficient internal controls over financial reporting related to financial statement presentation and the selection and application of accounting standards for certain borrowing arrangements and derivative contracts. Moreover, we did not design compensating controls that were precise enough to prevent or detect a material misstatement. We believe this material weakness existed because we had an insufficient number of dedicated resources with the requisite technical accounting skills to analyze and review these arrangements and contracts. As to the second identified material weakness, we did not design sufficient internal controls over financial reporting associated with certain sources of information used in accounting for digital asset transactions. In certain instances,

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
we did not perform sufficient review procedures to verify that information obtained was appropriate for the intended use. Additionally, the execution of a database query at our subsidiary, Blue Fire, did not follow proper change management processes and controls over completeness, accuracy, and compliance with the related accounting requirements.
No material misstatements were identified as a result of such material weaknesses. However, any other material weaknesses we identify in the future could result in the Company failing to prevent or detect a material misstatement of one or more account balances or disclosures in our annual or interim combined financial statements.
We are implementing measures designed to improve our internal control over financial reporting to remediate these material weaknesses, including:
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hiring additional qualified accounting and finance personnel and engaging external financial consultants to assist in the design, implementation and maintenance of internal control over financial reporting;

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implementing additional review controls and processes to timely identify the applicable accounting standards and disclosures and timely identify the applicable accounting standards and disclosures;

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formalizing our processes with respect to documenting our accounting analysis and conclusions, as well as our operational policies and procedures;

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improving the precision of our processes and controls over code development, change management and approval procedures associated with database queries, review of query logic and testing of database extracts;

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enhancing our US GAAP financial reporting controls to include verification procedures over database queries; and

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automating certain components of our processes and controls to assist in the remediation effort.

We are working to remediate these material weaknesses as efficiently and effectively as possible. At this time, we cannot provide an estimate of the timing for achieving full remediation or the costs expected to be incurred in connection with implementing this remediation plan; however, these remediation measures will be time consuming, could result in us incurring significant costs, and could place significant demands on our financial and operational resources. We cannot assure you the measures we are taking to remediate these material weaknesses will be sufficient or that they will prevent future material weaknesses. Additional material weaknesses or failure to maintain effective internal control over financial reporting could cause us to fail to meet our reporting obligations as a public company and may result in a restatement of our financial statements for prior periods.
Neither we nor our independent registered public accounting firm performed an evaluation of internal control over financial reporting during any period in accordance with the rules and regulations of the SEC. Had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting, additional material weaknesses may have been identified. Failure to comply with the rules and regulations of the SEC could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities.
We are exposed to losses due to lack of perfect information. Valuation involves significant risks and uncertainties, including the fact that methodologies involve subjective judgments.
As a trader in digital assets, we will trade in a variety of assets with a number of different counterparties on both an anonymous and disclosed basis. We may at times trade with others who have information that is more accurate or complete than our, and as a result we may accumulate unfavorable positions at unfavorable prices preceding large price movements in a given instrument. If the frequency or magnitude of these events increases, our losses would likely increase correspondingly, which could have a material and adverse effect on the effectiveness of our investment or trading strategies and on any investment in us.
Digital assets, including but not limited to, Bitcoin, can fluctuate dramatically in value and can lose a material portion of their value in a short period of time. There can be no assurance as to the value of our

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
portfolio as of any date in the future. Any future valuation could diverge from previous estimates as a result of market fluctuations or additional third-party valuations of underlying assets using different and potentially inconsistent methods, financial reporting requirements under U.S. GAAP or other factors.
For the purposes of U.S. GAAP-compliant financial reporting, our assets and liabilities are valued in accordance with GAAP. Accordingly, we are required to follow a specific framework for measuring the fair value of our assets and liabilities and, in our audited financial statements, to provide certain disclosures regarding the use of fair value measurements.
The fair value measurement accounting guidance establishes a hierarchal disclosure framework that ranks the observability of market inputs used in measuring financing instruments at fair value. The observability of inputs depends on a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace, including the existence and transparency of transactions between market participants. Financial instruments with readily quoted prices, or for which fair value can be measured from quoted prices in active markets, generally will have a high degree of market price observability and less judgment applied in determining fair value.
We hold certain securities, such as privately placed equity, debt, warrants or options, that will not have readily assessable market values. In such instances, we will determine the fair value of such securities based on various factors. In connection with securities for which no external pricing information is available, we may rely on internal pricing models or third-party valuation agents. Such valuations may vary from similar valuations performed by other independent third parties for similar types of securities. The valuation of illiquid securities is inherently subjective and subject to increased risk that the information used to value the security or to create the price models may be inaccurate or subject to other error. Inaccurate valuations may, among other things, hinder us from effectively managing our investment portfolios and risks.
The value of our portfolio may also be affected by changes in accounting standards, policies or practices. From time to time, we will be required to adopt new or revised accounting standards or guidance. It is possible that future accounting standards that we are required to adopt could materially change the valuation of our assets and liabilities.
Because of a wide variety of market factors and the nature of investments held by us, there is no guarantee that the value determined by us or a third-party valuation agent will represent the value that will be realized by us on the eventual disposition of the investment or that would, in fact, be realized upon an immediate disposition of the investment. Moreover, the valuations to be performed by us or a third-party valuation agent are inherently different from the valuation of our securities that would be performed if we were forced to liquidate all or a significant portion of our securities, which liquidation valuation could be materially lower
If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, or if there is any fluctuation in our credit rating, the price of our Class A common stock price and trading volume could decline.
The trading market for our Class A common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of us, the market price of our shares would likely be negatively impacted. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our Class A common stock could decline. If one or more of these analysts stops covering us or fails to publish reports on us regularly, we could lose visibility in the market, which, in turn, could cause our stock price or trading volume to decline.
Additionally, any fluctuation in the credit rating of us or our subsidiaries may impact our ability to access debt markets in the future or increase our cost of future debt, which could have a material adverse effect on our operations and financial condition, which in return may adversely affect the market price of shares of our Class A common stock.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Changes in, or the development of guidance relating to, accounting standards governing the preparation of our financial statements and future events could have a material impact on our reported financial condition, results of operations, cash flows and other financial data.
Preparation of financial statements in conformity with U.S. GAAP requires management to make estimates based upon assumptions about future economic and market conditions which affect reported amounts and related disclosures in our financial statements. If subsequent events occur that are materially different than the assumptions and estimates we used, our reported financial condition, results of operation and cash flows may be materially negatively impacted.
Following the Reorganization, we also anticipate supplementing our U.S. GAAP financial statements from time to time with certain non-GAAP measures, particularly with regards to the value of our digital assets. For example, U.S. GAAP may require us to mark to market our digital asset holdings, and as such, we believe the use of non-GAAP measures, such as Net digital assets at fair value, may enable us to better represent the value and performance of our digital assets to investors and enable investors to better compare us to our competitors. However, such non-GAAP measures are not a replacement for our GAAP results, and are subject to important additional risks and uncertainties discussed under “Non-GAAP Financial Measures.” The accounting for, and audit standards relating to, digital assets remain subject to further guidance. To the extent that such guidance imposes obligations on audit firms that they are not able to meet with respect to the review of digital assets, we could have difficulty in obtaining an audit opinion, filing audited financial statements in a timely manner or obtaining an unqualified opinion.
Further, from time to time, regulators change the financial accounting and reporting standards governing the preparation of our financial statements or the interpretation of those standards. These changes are difficult to predict and can materially impact how we record and report our financial condition, results of operations, cash flows and other financial data. In some cases, we may be required to apply a new or revised standard retroactively or to apply an existing standard differently, also retroactively, in each case potentially resulting in the restatement of prior period financial statements and related disclosures, which could have a material adverse effect on the market price of our Class A common stock.
Our internal control over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.
We are not currently required to comply with SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose until we file our annual report on Form 10-K for the fiscal year ended December 31, 2022, and our independent registered public accounting firm will not be required to issue an attestation report on the effectiveness of our internal control over financial reporting until we file our annual report on Form 10-K for the fiscal year ended December 31, 2023. We expect to incur significant expenses and devote substantial management effort towards ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.
When evaluating our internal control over financial reporting, we may identify additional material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal control over financial reporting, and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal controls system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flows. See also “We may not be able to integrate BitGo successfully or manage the

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
combined business effectively, and many of the anticipated synergies and other benefits of acquiring BitGo may not be realized or may not be realized within the expected time frame.”
Risks Related to the Reorganization and the Reorganization Merger
We will face new challenges, increased costs and administrative responsibilities as a result of Domestication, and management will devote substantial time to related compliance initiatives.
We incur significant levels of legal, accounting and other expenses in respect of its status as a publicly listed company in Canada. Canadian Securities Law, together with the listing requirements of the TSX impose significant requirements relating to disclosure controls and procedures and internal control over financial reporting. Upon consummation of the Reorganization and the Reorganization Merger, our Class A common stock will be registered under the Exchange Act, and we will be required to comply with, and incur costs associated with such compliance with, the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, as well as rules and regulations implemented by the SEC. In addition, to the extent we are successful in listing our Class A common stock on Nasdaq, we will also need to comply with its rules and regulations. The expenses incurred by U.S. public companies generally for reporting and corporate governance purposes have been increasing. We expect that compliance with these rules and regulations will increase our legal and financial compliance costs, require us to hire additional personnel, and will make some activities more time consuming and costly. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements, diverting the attention of management away from revenue-producing activities. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as our executive officers.
As a result of becoming subject to increased regulation upon consummation of the Reorganization and the Reorganization Merger, we will need to:
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institute a more comprehensive compliance framework;

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update, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of Sarbanes-Oxley and the related rules and regulations of the SEC, as and when such requirements, rules and regulations become applicable to us;

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prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

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revise our existing internal policies, such as those relating to disclosure controls and procedures and insider trading;

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comply with SEC rules and guidelines requiring registrants to provide their financial statements in interactive data format using eXtensible Business Reporting Language (“XBRL”);

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involve and retain to a greater degree outside counsel and accountants in the above activities; and

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enhance our investor relations function.

In addition, as a company in the digital assets industry, we may experience higher-than-anticipated operating expenses as well as higher independent auditor and consulting fees and may need to hire additional qualified personnel to continue to satisfy these public-company requirements. We are required to expend considerable time and resources with respect to our compliance with public company regulations and, following the consummation of the Reorganization and the Reorganization Merger, this will be exacerbated and we will incur even greater expenses. If we are unable to satisfy our obligations as a public company, we could be subject to de-listing of our Class A common stock on any stock exchange on which it is then listed, fines, sanctions or other detrimental regulatory actions.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Our management team has limited experience managing a U.S. public company and some members of senior management are new to our company and our industry. Our business could be adversely affected if our management team is not successfully integrated or does not execute our business plan and developmental strategies.
Our management team has limited experience managing a U.S. publicly traded company, interacting with U.S. public company investors, and complying with the increasingly complex laws pertaining to U.S. public companies. Our management team may not successfully or efficiently manage our transition to being a U.S. public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. For a period of time following the consummation of the Reorganization and the Reorganization Merger, and immediately following our intended listing on the Nasdaq (if successful), we will remain listed on the TSX, and we expect to continue to be subject to certain Canadian Securities Laws requiring us to file reports and other information on SEDAR for the foreseeable future, and will therefore be subject to multiple, additional, and at times, competing, governance and reporting obligations. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, operating results, and financial condition.
Further, many members of our management team have recently joined our company and will need to be successfully integrated in order to effectively execute our business plan and developmental strategies. Our management team therefore has limited historical experience with our clients, our business and our industry and the process of transitioning our new members into our business is complex and time consuming. This may impact our ability to collectively respond to issues in a quick and efficient manner. If our management team is unable to develop a business strategy that can be executed in a successful manner, it could materially adversely impact business and our revenue.
The rights of Pubco stockholders under Delaware law may differ from the rights of GDHL shareholders under Cayman law.
If the Reorganization and the Reorganization Merger are consummated, existing GDHL shareholders will become stockholders of Pubco, a Delaware corporation. The organizational documents of Pubco to be in effect following the Reorganization and the Reorganization Merger, which we refer to as the Proposed Organizational Documents, and the DGCL contain provisions that differ in some respects from those in GDHL’s existing organizational documents and Cayman Islands law and, therefore, some rights of the holders of our Class A common stock following the Reorganization and the Reorganization Merger and, if consummated, the BitGo Acquisition could differ from the rights that GDHL’s shareholders currently possess. For instance, while class actions are generally not available to shareholders under Cayman Islands law, such actions are generally available under the DGCL. This change could increase the likelihood that we become involved in costly litigation, which could have a material adverse effect on us.
For a more detailed description of the rights of our shareholders prior to the Reorganization and Reorganization Merger and how they may differ from such holders rights following such transactions, please see “The Proposed Transactions—The Domestication Charter and Bylaws Amendment.” Forms of the Proposed Organizational Documents are attached as Annexes [•] and [•] to this prospectus and we urge you to read them.
Holders of GDHL ordinary shares prior to the consummation of the Reorganization will, in the aggregate, have a significantly reduced voting interest in Pubco following the consummation of the Reorganization and the Reorganization Merger and, if consummated, BitGo Acquisition.
Holders of GDHL ordinary shares prior to the consummation of the Reorganization will, in the aggregate, have a significantly reduced voting interest in Pubco following the consummation of the Reorganization and the Reorganization Merger (as a result of the issuance of shares of Pubco’s Class B common stock, which will vote together with the Class A common stock on all matters that are the subject of a Pubco stockholder vote), which would be further reduced following consummation of the BitGo Acquisition, if consummated. On a pro forma basis, following the consummation of the Reorganization and the Reorganization Merger, it is anticipated that the existing holders of GDHL ordinary shares will hold

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shares of Pubco Class A common stock that represent approximately [•]% of the total outstanding voting power of Pubco’s common stock, which would be further reduced to approximately [•]% following consummation of the BitGo Acquisition, if consummated. Consequently, although Pubco will consolidate and control GDH LP as a result of the Reorganization and the Reorganization Merger, holders of GDHL ordinary shares prior to the consummation of the Reorganization will not be able to exercise significant influence over the management and policies of Pubco or, indirectly, GDH LP.
Certain statutory provisions generally afforded to stockholders of a Delaware corporation will not be applicable to Pubco.
Certain statutory provisions generally afforded to stockholders of a Delaware corporation will not be applicable to Pubco. For example, the Proposed Charter will contain a provision renouncing our interest and expectancy in certain corporate opportunities, such that any members of the board of directors who are not also employees of Pubco, GDH LP or any of their respective subsidiaries will have any duty to refrain from engaging in the same or similar business activities or lines of business as us. The Proposed Charter will provide that, to the fullest extent permitted by applicable law, we renounce our right to certain business opportunities, and that we have no duty to communicate or offer such business opportunity to us and is not liable to us or any of our stockholders for breach of any fiduciary or other duty under statutory or common law, as a director, officer or controlling stockholder, or otherwise, by reason of the fact that any such individual pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to us. Pubco’s Proposed Organizational Documents waive any corporate opportunity doctrine and similar claims against any non-employee directors (other than to the extent any corporate opportunity is offered to a non-employee director in his or her capacity as a director).
In addition, pursuant to the Proposed Charter, Pubco will opt out of Section 203 of the DGCL with respect to certain existing shareholders (including our Founder), which prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder for a period of three years after the interested stockholder became such unless such transaction fits within an applicable exemption, such as board approval of the business combination or the transaction in which resulted in such stockholder becoming an interested stockholder. Therefore, our Founder will be able to transfer control of us to a third party by transferring his shares of our common stock (subject to certain restrictions and limitations), which would not require the approval of our board of directors or our other stockholders.
Further, pursuant to the director nomination agreement with GGI (the “Director Nomination Agreement”), our Founder will have the right to nominate one director to our board of directors for so long as our Founder continues to beneficially own at least 25% of our Class A common stock. As a result, following the Reorganization and the Reorganization Merger, our Founder will be able to designate himself or another nominee for election to our board of directors provided that the right of any director designated by our Founder to serve on a committee will be subject to applicable laws and Nasdaq independence rules.
See “Description of Pubco Capital Stock” for more information regarding Pubco’s Proposed Organizational Documents.
Provisions in Pubco’s Proposed Organizational Documents and Delaware law, and certain rules imposed by regulatory authorities, might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the market price of our Class A common stock.
Pubco’s Proposed Organizational Documents contain provisions that could depress the market price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions include:
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the ability of the Pubco board of directors to amend the bylaws, which may allow Pubco board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt;

•
that, subject to the rights granted pursuant to the Director Nomination Agreement (as defined herein), vacancies and newly created directorships may be filled only by the remaining directors;

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•
the ability of Pubco’s board of directors to prevent the transfer of capital stock, or the exercise of rights with respect to its common stock, if the effect of such transfer or exercise of rights would result in a stockholder holding more than 9.9% of the total voting power of Pubco’s common stock on a fully diluted basis;

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the limitation of the liability of, and the indemnification of, Galaxy’s directors and officers;

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controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings;

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advance notice procedures with which stockholders must comply to nominate candidates to the our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or extraordinary general meetings of stockholders and delay changes in our board of directors and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us; and

•
require supermajority approvals to remove the protective provisions in the certificate of incorporation and bylaws listed above or to amend the bylaws.

Such provisions could impede any merger, consolidation, takeover or other business combination involving our company or any of our subsidiaries or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us or our subsidiaries. See the section entitled “The Proposed Transactions—The Reorganization—The Domestication Charter and Bylaws Amendment.”
In addition, a third party attempting to acquire us or a substantial position in our common stock may be delayed or ultimately prevented from doing so by change in ownership or control regulations to which our regulated broker-dealer subsidiaries are subject. FINRA Rule 1017 generally provides that FINRA approval must be obtained in connection with any transaction resulting in a single person or entity owning, directly or indirectly, 25% or more of a member firm’s equity and would include a change of control of a parent company.
The Proposed Charter will designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between Pubco and its stockholders, and the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act, which could limit the ability of a holder of Class A common stock to choose the judicial forum for disputes with us or our directors, officers, or employees.
The Proposed Charter, which will be in effective upon consummation of the Reorganization and the Reorganization Merger, will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action or proceeding arising pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of the DGCL, the Proposed Charter or the Proposed Bylaws, (iv) any action or proceeding seeking to interpret, apply, enforce or determine the validity of the Proposed Charter or the Proposed Bylaws, (v) any action or proceeding asserting a claim that is governed by the internal affairs doctrine or (vi) any action or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have subject matter jurisdiction, another state court sitting in the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. The Proposed Charter will also provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action under the Securities Act. Nothing in the Proposed Charter precludes stockholders that assert claims under the Exchange Act from bringing such claims in any court, subject to applicable law.
Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to these provisions. These exclusive forum provisions may

Confidential Treatment Requested by Galaxy Digital Inc.
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limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. The enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. For example, in December 2018, the Court of Chancery of the State of Delaware determined that a provision stating that federal district courts of the United States are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable. Although this decision was reversed by the Delaware Supreme Court in March 2020, courts in other states may still find these provisions to be inapplicable or unenforceable. If a court were to find the exclusive forum provisions in the Proposed Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could adversely affect our results of operations.
The Domestication will subject us to additional costs and expose us to additional risks, and any anticipated benefits may not be realized.
The Domestication will result in additional direct costs. We will incur attorneys’ fees, accountants’ fees, filing fees, mailing expenses and financial printing expenses in connection with the Domestication. The Domestication will also temporarily divert the attention of our management and employees from the day-to-day management of the business to a limited extent.
Following the Domestication, we will be domiciled in the state of Delaware. Historically, U.S. governed companies have been exposed to a greater risk of class action stockholder litigation as compared to Cayman governed companies.
We may not realize the benefits we expect from the Domestication. If we do not, we will have expended considerable resources and management efforts in completing the Domestication without benefiting our company or our stockholders. Such expenditure of time and resources would adversely affect our business, operating results, and financial condition if the anticipated benefits are not achieved.
The exchange of GDH Delaware Class A common stock for Pubco Class A common stock pursuant to the Reorganization Merger may not qualify as a tax-free transaction for U.S. GDHL shareholders.
GDHL has received an opinion of counsel to the effect that, under the U.S. federal income tax laws in effect as of the date of such opinion, (i) the Reorganization Merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) the exchange by a U.S. Holder of GDH Delaware Class A common stock (received in the Domestication) for Pubco Class A common stock pursuant to the Reorganization Merger, taken together with the Second Merger, should qualify as an exchange governed by Section 351(a) of the Code. However, the obligations of the parties to consummate the Reorganization Merger, the Second Merger and such related transactions are not conditioned upon the receipt, as of the closing of such transactions, by either GDHL or BitGo of a tax opinion from its counsel or any other counsel on the qualification of the Reorganization Merger as a “reorganization” or of such exchange as an exchange governed by Section 351(a) of the Code.
An opinion of counsel represents counsel’s legal judgment but is not binding on the IRS or any court, and relies on the present and continuing accuracy of certain assumptions, representations, warranties and covenants of the parties, including representations as to certain facts that cannot be known until the closing of the Second Merger. Neither GDHL nor BitGo will request a ruling from the IRS with respect to the tax treatment of the Reorganization Merger, and as a result, no assurance can be given that the IRS will not challenge the treatment of the exchange by a U.S. Holder of GDH Delaware Class A common stock for Pubco Class A common stock as an exchange governed by Section 351(a) of the Code or that the Reorganization Merger qualifies as a reorganization under Section 368(a) of the Code, or that a court would not sustain such a challenge. If the IRS were to successfully challenge the status of the Reorganization Merger as a Section 351(a) exchange or a reorganization under Section 368(a) of the Code, the U.S. federal income tax consequences would differ from those set forth below in “Certain U.S. Federal Income Tax Considerations,” and U.S. Holders of GDH Delaware Class A common stock or GDH Delaware warrants could be subject to U.S. federal income tax upon the receipt of Pubco Class A common stock or Pubco warrants, as applicable, in the Reorganization Merger. For a more detailed discussion of the consequences

Confidential Treatment Requested by Galaxy Digital Inc.
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of the Reorganization Merger to U.S. Holders, see the section entitled “Certain U.S. Federal Income Tax Considerations—Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders and Holders of GDHL Warrants—U.S. Tax Consequences of the Reorganization Merger.”
Certain holders of GDHL ordinary shares may be required to recognize gain for U.S. federal income tax purposes as a result of the Domestication.
As discussed more fully in “Certain U.S. Federal Income Tax Considerations” below, GDHL has received an opinion of counsel to the effect that the Domestication will constitute a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Code. Assuming that the Domestication so qualifies, U.S. Holders (as defined in such section) of GDHL ordinary shares will be subject to Section 367(b) of the Code and, as a result:
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Subject to the discussion below concerning the application of the PFIC rules to the Domestication, a U.S. Holder of GDHL’s ordinary shares whose ordinary shares have a fair market value of less than $50,000 on the date of the Domestication and who does not own actually and/or constructively 10% or more of the total combined voting power all classes of GDHL shares entitled to vote or 10% or more of the total value of all classes of GDHL shares (a “10% shareholder”) will not recognize any gain or loss and will not be required to include any part of GDHL’s earnings in income.

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Subject to the discussion below concerning the application of the PFIC rules to the Domestication, a U.S. Holder of GDHL ordinary shares whose ordinary shares have a fair market value of $50,000 or more, but who is not a 10% shareholder will generally recognize gain (but not loss) on the deemed receipt of GDH Delaware Class A common stock in the Domestication. As an alternative to recognizing gain as a result of the Domestication, such U.S. Holder may file an election to include in income, as a dividend, the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367) attributable to its GDHL ordinary shares provided certain other requirements are satisfied.

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Subject to the discussion below concerning the application of the PFIC rules to the Domestication, a U.S. Holder of GDHL ordinary shares who on the date of the Domestication is a 10% shareholder will generally be required to include in income, as a dividend, the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367) attributable to its GDHL shares provided certain other requirements are satisfied.

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As discussed further under “Certain U.S. Federal Income Tax Considerations” below, GDHL has determined that it was likely a PFIC for its 2021, 2020 and 2019 taxable years and will likely be a PFIC for the current year (which would end with the Domestication). In the event that GDHL is (or in some cases has been) treated as a PFIC, notwithstanding the foregoing, proposed Treasury Regulations under Section 1291(f) of the Code (which have a retroactive effective date), if finalized in their current form, generally would require a U.S. Holder to recognize gain as a result of the Domestication unless the U.S. Holder makes (or has made) certain elections discussed further under “Certain U.S. Federal Income Tax Considerations—Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders and Holders of GDHL Warrants—U.S. Tax Consequences of the Domestication.” The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of rules. It is difficult to predict whether such proposed regulations will be finalized and whether, in what form, and with what effective date, other final Treasury Regulations under Section 1291(f) of the Code will be adopted. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the section entitled “Certain U.S. Federal Income Tax Considerations.” Each U.S. Holder of GDHL ordinary shares is urged to consult its own tax advisor concerning the application of the PFIC rules to the exchange of GDHL ordinary shares for GDH Delaware Class A common stock pursuant to the Domestication.

The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are strongly urged to consult their tax advisor for a full description and understanding of the tax consequences of the Domestication, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a complete discussion of the material U.S.

Confidential Treatment Requested by Galaxy Digital Inc.
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federal income tax consequences of the Domestication, see the section entitled “Certain U.S. Federal Income Tax Considerations” below.
The Reorganization is subject to certain conditions precedent and required approvals, some of which are outside our control. If the Reorganization is not completed, there may be adverse effects on the market price of GDHL’s ordinary shares. Any fees and costs incurred in connection with the Reorganization will not be recovered.
The completion of the Reorganization is subject to a number of conditions precedent, some of which are outside our control, including receipt of the required shareholder approval and regulatory approvals from Canadian securities regulators and the TSX. There can be no certainty, nor can we provide any assurance, that all conditions precedent to the Reorganization will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived. If the Reorganization is not completed, the market price of the ordinary shares may be materially adversely affected. GDHL’s business, financial condition or results of operations or prospects, could also be subject to various material adverse consequences. Also, GDHL will not recover the fees, costs and expenses it has incurred in connection with the Reorganization. Such fees, costs and expenses include, without limitation, legal fees, accounting fees, financial advisor fees, valuation fees, depositary fees and printing and mailing costs, which will be payable whether or not the Reorganization is completed.
Risks Related to the BitGo Acquisition
We may not be able to integrate BitGo successfully or manage the combined business effectively, and many of the anticipated synergies and other benefits of acquiring BitGo may not be realized or may not be realized within the expected time frame.
We and BitGo entered into the Merger Agreement with the expectation that the BitGo Acquisition would result in various benefits, including, among other things, operating efficiencies, synergies and cost savings. Achieving the anticipated benefits of the BitGo Acquisition is subject to a number of uncertainties, including whether our and BitGo’s businesses can be integrated in an efficient and effective manner.
In addition, following the completion of the BitGo Acquisition, the size of our business will increase beyond the current size of either our or BitGo’s business. Our future success depends, in part, on our ability to manage this expanded combined business, which will pose certain challenges, including challenges related to the management and monitoring of new operations and increased costs and complexity.
Integrating BitGo’s business will also subject us to additional affirmative obligations, which may divert our management’s time and attention. In December 2020, BitGo entered into a settlement agreement (the “Settlement Agreement”) with the US Department of the Treasury’s Office of Foreign Asset Control (“OFAC”) to settle potential civil liability for apparent violations of sanctions programs related to 183 digital currency transactions totaling less than $10,000 and occurring between March 2015 and December 2019. BitGo paid a total of $98,830 to OFAC as a result of the settlement. Pursuant to the Settlement Agreement, BitGo is subject to a certification obligation to OFAC, pursuant to which a senior-level executive or manager of BitGo must, on an annual basis, for a two-year period that began on June 29, 2021, submit to OFAC a certification confirming that BitGo has implemented and continues to maintain the sanctions measures to which it explicitly committed in the Settlement Agreement. Galaxy will become subject to this certification requirement upon the consummation of the BitGo Acquisition, if consummated. These obligations could impose restrictions that may adversely impact Galaxy’s business. In addition, any failure to comply in full with the Settlement Agreement may result in fines, penalties, or further restrictions on Galaxy’s business.
BitGo has in the past identified a material weakness in its internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Specifically, as of December 31, 2019 and 2020 BitGo identified that it lacked sufficient resources within its accounting and financing reporting function to fully enable segregation of duties, perform and review entries, identify non-routine and complex transactions and to perform the appropriate technical and research analyses. BitGo is a private company and has not previously been subject to SEC reporting requirements, and continues to undertake remedial

Confidential Treatment Requested by Galaxy Digital Inc.
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actions to address the material weaknesses that were identified. We cannot assure you the measures BitGo has taken, and that we will continue to take upon the consummation of the BitGo Acquisition, to remediate the material weakness will be sufficient or that they will prevent future material weaknesses. If BitGo’s ongoing remediation of the material weakness is not effective, or if we fail to develop and maintain effective internal control over financial reporting upon the consummation of the BitGo Acquisition, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.
We expect to incur a number of non-recurring costs associated with the BitGo Acquisition and combining the operations of the two companies. Additionally, each of we and BitGo will incur significant transaction costs related to the BitGo Acquisition, some of which must be paid even if the BitGo Acquisition is not completed. These costs are substantial and include financial advisory, legal and accounting costs. We also will incur significant integration-related fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. We continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the BitGo Acquisition and the integration of the two companies’ businesses. Any such costs could adversely affect our ability to execute on our integration plan.
It is possible that the integration process could take longer than anticipated or that the management of the combined business could be more difficult than expected, and could result in the loss of valuable employees, the disruption of ongoing businesses, processes, systems and business relationships, or inconsistencies in standards, controls, procedures, practices, policies and compensation arrangements, any of which could adversely affect our ability to achieve the anticipated benefits of the BitGo Acquisition. Our results of operations could also be adversely affected by any issues attributable to either company’s operations that arise or are based on events or actions that occur before the closing. We may have difficulty addressing possible differences in corporate cultures, management philosophies, business practices, technological systems and applicable regulatory requirements, and other differences between the two companies, including, for example, with respect to independent contractor couriers and batching processes. The integration process is subject to a number of risks and uncertainties, and no assurance can be given that the anticipated benefits of the BitGo Acquisition will be realized or, if realized, the timing of their realization. Failure to achieve these anticipated benefits could adversely affect our and the surviving company’s future businesses, financial condition, results of operations and prospects.
If the BitGo Acquisition is consummated, we will be subject to material risks and uncertainties associated with custodying cryptocurrencies and other digital assets.
We have historically used custodians, exchanges and third-party wallet providers to hold our cryptocurrencies and other digital assets. In May 2021, we entered into the Merger Agreement with BitGo Holdings Inc., a cryptocurrency custody specialist firm which, if the BitGo Acquisition is consummated, will enable us to custody cryptocurrencies and other digital assets in certain jurisdictions without relying on third-party custodians who may or may not be subject to regulation by U.S. state or federal or non-U.S. governmental agencies or other regulatory or self-regulatory organizations. A high concentration of digital assets in one location or with one custodian, exchange or wallet provider significantly increases the risk of losses arising out of hacking, loss of passwords, compromised access credentials, malware or cyberattacks, or adverse regulatory action. Digital assets held by certain custodians, exchanges or third-party wallet providers may be transferred into “cold storage” in which case there could be a delay in retrieving such digital assets, or risk of loss of access to such assets in the event a “cold storage” hardware wallet is lost or damaged.
To the extent we custody cryptocurrencies and other digital assets upon the consummation of the BitGo Acquisition, we may not be able to recover any losses of digital assets or may not have full insurance over the assets under custody, including those assets under custody by third party custodians and wallet providers. As a digital asset custodian, BitGo is responsible for the safeguarding of customer digital assets. Any loss of data and cybersecurity threats relating to digital wallets used to store our cryptocurrencies and digital assets could materially and adversely affect our investment and trading strategies, the value of our assets and the value of any investment in us. If our cryptocurrency or other digital assets are lost, stolen or destroyed under circumstances rendering a party liable to us, the responsible party may not have the financial

Confidential Treatment Requested by Galaxy Digital Inc.
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resources sufficient to satisfy our claims, which could lead to a material adverse effect on us. Access to our cryptocurrencies or other digital assets could also be restricted or prevented by natural events (such as an earthquake or flood) or human actions (such as a terrorist attack). BitGo has encountered and we would expect to continue to encounter similar incidents with customers upon completion of the BitGo Acquisition. Such incidents could result in customer disputes, damage to our brand and reputation, legal claims against us, and financial liabilities, any of which could adversely affect our business.
BitGo Trust Company, Inc. and BitGo New York Trust Company LLC custody digital assets for institutional and high net worth customers in secure cold storage facilities. All digital assets are custodied in segregated customer accounts. BitGo Trust Company, Inc. and BitGo New York Trust Company LLC custody fiat currency in an omnibus account, utilizing an FDIC insured sub custodian, Silvergate Bank. The total amount of crypto assets under custody as of December 31, 2020 was $15.3 billion and was $35.5 billion as of September 30, 2021. The assets under custody by BitGo Trust Company, Inc. and BitGo New York Trust Company LLC are all held in cold storage with the keys being held in offline storage. The risks in providing cold storage solutions include risks of insider theft or accidental incidents, loss or destruction of private keys, environmental incidents or technological failures and cyber-security attacks. The assets under custody are covered by insurance, with a $100.0 million limit, that covers digital assets in the event of theft or loss of keys or the assets. Further, there is a further risk that such insurance policy could be insufficient to cover all losses or that BitGo’s insurers would seek to deny coverage for a claim, even where BitGo believes that its insurance policies cover an applicable loss.
Galaxy does not currently hold or custody assets on behalf of or for the benefit of any third party in connection with its principal trading or lending businesses. To the extent that Galaxy holds client assets in connection with other business lines, all such customers’ digital assets are held either in omnibus accounts for the benefit of customers at one or more digital asset custodians, or in custodial wallets at one or more digital asset exchanges or platforms, and Galaxy maintains a record of the amounts of digital assets held on a customer’s behalf in such omnibus accounts and custodial wallets. Generally, the majority of such digital assets are held in cold storage either at exchange or by the third-party custodians, however, Galaxy utilizes both hot and cold storage for its self-custodied assets. Galaxy does not insure the digital assets that it holds. While third-party custodians have indicated to Galaxy that they maintain insurance coverage that is intended to cover losses of the digital assets they custody on behalf of their clients to some extent, there can be no assurance that the loss of any digital asset is fully insured against, and we may have limited rights of legal recourse in the event of loss. Consequently, a loss may be suffered with respect to our digital assets that is not covered by insurance and for which no person is liable for damages.
We also incur costs related to the custody and storage of our digital assets and, if the BitGo Acquisition is consummated, the custody and storage of others’ digital assets. Any security breach, incurred cost or loss of digital assets associated with BitGo’s custodial operations, or our use of a third-party custodian, could materially and adversely affect our investment and trading strategies, the value of our assets or the others’ assets and the value of any investment in us.
While we believe that our custodial arrangements, including those associated with BitGo’s custodial operations, are all permissible under existing laws and regulations, various governmental and regulatory bodies, including legislative and executive bodies, in the United States and in other countries may adopt new laws and regulations, or new interpretations of existing laws, and regulations may be issued by such bodies or the judiciary, which may adversely affect BitGo’s ability to provide custodial services or our use of third-party custodians.
If the BitGo Acquisition is consummated, we may become subject to a range of legal, regulatory and tax consequences associated with BitGo's WBTC business.
BitGo currently takes the view that Wrapped Bitcoin (“WBTC”) is not deemed to be a security under U.S. federal securities laws and that it does not engage in money services business activities as part of its WBTC business. We acknowledge, however, that regulators may take a different view and determine that WBTC is a security under U.S. federal securities laws, or other relevant regulators may determine that BitGo’s business associated with WBTC requires a money transmitter license or other license in a jurisdiction in which BitGo does not already hold an appropriate license. Any such outcome could result in legal or regulatory actions against BitGo, including SEC enforcement actions and private suits under U.S. federal

Confidential Treatment Requested by Galaxy Digital Inc.
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securities laws, on the basis that BitGo has conducted one or more unregistered offering(s) of a security, among other potential allegations, or enforcement proceedings involving specific remedies, which could range from being required to register the associated business with one or more regulators, to being required to cease activities altogether, and could include monetary penalties being sought from us if action is brought by FinCEN or state regulators. Such actions could require certain structural changes to BitGo’s WBTC services business, including amendments to existing WBTC services agreements, or the termination of such program altogether. We will, in coordination with BitGo, consult with our external counsel and evaluate the status of BitGo’s WBTC services business on a regular basis, but any of these outcomes could materially and adversely affect the market price of our Class A common stock.
In addition, if the BitGo Acquisition is consummated, we will potentially be subject to tax exposure related to BitGo’s WBTC services business. Because BitGo holds the Bitcoin underlying WBTC in trust for merchant issuers of WBTC, BitGo does not consider itself to be the beneficial owner of such underlying Bitcoin for U.S. federal income tax purposes, but rather to be acting as a custodian, depositary or in a similar capacity with respect to such Bitcoin. Accordingly, BitGo believes that its income from transactions relating to WBTC is limited to the service fees which it is entitled to receive for the services it renders in connection with its WBTC business. The IRS or another tax authority could take a different position and assert that BitGo should be treated as acting as a principal with respect to such transactions and should recognize income, gain or loss on or in respect of these third-party transactions for tax purposes, based in whole or in part on the value of the Bitcoin received or delivered. In connection with the BitGo Acquisition, we are obtaining insurance coverage that is intended to protect against a portion of this risk, but if the IRS or another tax authority asserted such a position following the BitGo Acquisition, and such tax authority were to prevail, our insurance may be not be available or sufficient to address the resulting tax liabilities, and such resulting liabilities could have a material adverse impact on our results of operations, financial condition and cash flows and could cause us to modify, limit or discontinue the WBTC services business.
BitGo is subject to an extensive and highly-evolving regulatory landscape and any adverse changes to, or failure to comply with, any laws and regulations could adversely affect BitGo’s brand, reputation, business, operating results, and financial condition.
BitGo’s business is subject to extensive laws, rules, regulations, policies, orders, determinations, directives, treaties, and legal and regulatory interpretations and guidance in the markets in which BitGo operates, including those governing financial services and banking, trust companies, securities, broker-dealers, commodities, credit, crypto asset custody, exchange, and transfer, cross-border and domestic money and crypto asset transmission, consumer and commercial lending, usury, foreign currency exchange, privacy, data governance, data protection, cybersecurity, fraud detection, payment services (including payment processing and settlement services), consumer protection, escheatment, antitrust and competition, bankruptcy, tax, anti-bribery, economic and trade sanctions, anti-money laundering, and counter-terrorist financing. Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, crypto assets and related technologies. As a result, they do not contemplate or address unique issues associated with the cryptoeconomy, are subject to significant uncertainty, and vary widely across U.S. federal, state, and local and international jurisdictions. These legal and regulatory regimes, including the laws, rules, and regulations thereunder, evolve frequently and may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the complexity and evolving nature of BitGo’s business and the significant uncertainty surrounding the regulation of the cryptoeconomy requires BitGo to exercise its judgement as to whether certain laws, rules, and regulations apply to it, and it is possible that governmental bodies and regulators may disagree with its conclusions. To the extent BitGo has not complied with such laws, rules, and regulations, BitGo could be subject to significant fines, revocation of licenses, limitations on its products and services, reputational harm, and other regulatory consequences, each of which may be significant and upon consummation of the BitGo Acquisition, could adversely affect our business, operating results, and financial condition.
In addition to existing laws and regulations, various governmental and regulatory bodies, including legislative and executive bodies, in the United States and in other countries may adopt new laws and regulations, or new interpretations of existing laws, and regulations may be issued by such bodies or the judiciary, which may adversely impact the development of the cryptoeconomy as a whole and our legal and regulatory status in particular by changing how BitGo operates its business, how its products and services

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are regulated, and what products or services BitGo and its competitors can offer, requiring changes to its compliance and risk mitigation measures, imposing new licensing requirements, or imposing a total ban on certain crypto asset transactions, as has occurred in certain jurisdictions in the past. There are substantial uncertainties on how these requirements would apply in practice, and upon consummation of the BitGo Acquisition, we may face substantial compliance costs to operationalize and comply with these rules. We may be further subject to administrative sanctions for technical violations or customer attrition if the user experience suffers as a result.
Because BitGo has offered and will continue to offer a variety of innovative products and services to its customers, many of BitGo’s offerings are subject to significant regulatory uncertainty. While BitGo has implemented policies and procedures designed to help monitor for and ensure compliance with existing and new laws and regulations, there can be no assurance that BitGo and its employees, contractors, and agents will not violate or otherwise fail to comply with such laws and regulations. To the extent that BitGo or its employees, contractors, or agents are deemed or alleged to have violated or failed to comply with any laws or regulations, including related interpretations, orders, determinations, directives, or guidance, upon consummation of the BitGo Acquisition, we or they could be subject to a litany of civil, criminal, and administrative fines, penalties, orders and actions, including being required to suspend or terminate the offering of certain products and services.
Due to BitGo’s business activities, BitGo is subject to ongoing examinations, oversight, and reviews by U.S. federal and state regulators, including, among others, the New York State Department of Financial Services, the South Dakota Division of Banking and Financial Industry Regulatory Authority, the Connecticut Department of Banking, and foreign financial service regulators, including the Swiss Financial Services Standards Association, the German Federal Financial Supervisory Authority (BaFin) and the Monetary Authority of Singapore (MAS), which each have broad discretion to audit and examine BitGo’s business. BitGo Deutschland GmbH operates under a grandfathering regime under the supervision of BaFin, and if BitGo’s complete licensing application were not to be approved, then BitGo may be required to wind-down its existing operations and custody agreements with its local German customers until such time that such application was approved. BitGo is also currently working to submit an application to MAS for a license under the Payment Services Act. BitGo is periodically subject to audits and examinations by these regulatory authorities. As a result of findings from these audits and examinations, regulators have, are, and may in the future require BitGo to take certain actions, including amending, updating, or revising its compliance measures from time to time, limiting the kinds of customers which BitGo provides services to, changing, terminating, or delaying the introduction of BitGo’s existing or new product and services, and undertaking further external audit or being subject to further regulatory scrutiny. If the BitGo Acquisition is consummated, any such actions that BitGo takes or is required to take could have an adverse effect on our results of operations.
Completion of the BitGo Acquisition will trigger change in control, assignment or other provisions in certain agreements to which BitGo is a party, which may have an adverse impact on the surviving company’s business and results of operations.
The completion of the BitGo Acquisition will trigger change in control for certain BitGo entities. Regulators may not provide necessary approvals, which would adversely impact our ability to consummate the BitGo Acquisition and our business plan. The completion of the BitGo Acquisition will also trigger assignment and other provisions in certain agreements to which BitGo is a party. If we and BitGo are unable to negotiate waivers of or consents under those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages or other remedies. Even if we and BitGo are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to us or the surviving company. Any of the foregoing or similar developments may have an adverse impact on our and the surviving company’s businesses, financial condition and results of operations following the completion of the BitGo Acquisition, or the ability to successfully integrate their respective businesses and/or execute their respective strategies.

Confidential Treatment Requested by Galaxy Digital Inc.
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The BitGo Acquisition may not be completed on the terms or timeline currently contemplated, or at all, as we and BitGo may be unable to satisfy the conditions or obtain the approvals required to complete the BitGo Acquisition or such approvals may contain material restrictions or conditions.
Completion of the BitGo Acquisition is subject to numerous conditions, as described in this prospectus, including the occurrence of, among other things, receipt of approvals and the satisfaction of other conditions, including (i) the Domestication, (ii) the BitGo stockholder approval and (iii) certain regulatory approvals. Although we are diligently applying our efforts to take, or cause to be taken, all actions to do, or cause to be done, all things necessary, proper or advisable to obtain the requisite approvals, there can be no assurance that these conditions will be fulfilled or that the BitGo Acquisition will be completed on the terms or timeline currently contemplated, or at all. We have and will continue to expend time and resources and incur expenses related to the BitGo Acquisition. Many of these expenses must be paid regardless of whether the BitGo Acquisition is consummated. Governmental agencies may not approve the BitGo Acquisition, may impose conditions to the approval of the BitGo Acquisition or require changes to the terms of the BitGo Acquisition. Any such conditions or changes could have the effect of delaying completion of the BitGo Acquisition, imposing costs on us or limiting our revenues following the BitGo Acquisition or otherwise reducing the anticipated benefits of the BitGo Acquisition.
We and BitGo can mutually agree at any time to terminate the Merger Agreement, even if BitGo stockholders have already adopted the Merger Agreement and thereby approved the Transaction. We and BitGo can also terminate the Merger Agreement under other specified circumstances. See the section entitled “The Merger Agreement—Termination of the Merger Agreement” in this prospectus.
The share consideration is calculated through a fixed price per share of our Class A common stock and such fixed price per share will not be adjusted in the event of any change in our stock price. As a result, BitGo’s stockholders cannot be certain of the market value of the merger consideration they will receive until the BitGo Acquisition is completed.
Upon completion of the BitGo Acquisition, the aggregate merger consideration to be paid to BitGo’s stockholders is expected to consist, in the aggregate, of [•]% in cash and [•]% in shares of our Class A common stock. The shares of our Class A common stock issued as the aggregate stock consideration will be issued at a fixed value of $[•] per share, which represents [•]. This price per share of our Class A Common Stock will not be adjusted for changes in the market price of our Class A common stock between the date that the Merger Agreement was signed and completion of the BitGo Acquisition. Changes in the market price of our Class A Common Stock prior to the completion of the BitGo Acquisition will affect the value that BitGo’s stockholders will receive in the BitGo Acquisition. Neither we nor BitGo is permitted to terminate the Merger Agreement solely as a result of any increase or decrease in the market price of our Class A common stock.
Stock price changes may result from a variety of factors, including general market and economic conditions, changes in geopolitical conditions, changes in the values and perceptions of us or financial services stocks generally or the BitGo Acquisition in particular, changes in our business, operations and prospects, the recent outbreak of a novel strain of coronavirus and its variants (COVID-19) and actions taken to contain it, and regulatory considerations. Many of these factors are beyond our control.
There has been no public market for BitGo’s capital stock and the lack of a public market makes it difficult to determine the fair market value of BitGo.
The outstanding shares of BitGo’s capital stock are privately held and are not traded on any public market. The lack of a public market may make it more difficult to determine the fair market value of BitGo than if the outstanding shares of were traded publicly. The value ascribed to BitGo’s capital stock in other contexts, including in private valuations or financings, may not be indicative of the price at which the outstanding shares of BitGo’s capital stock may have traded if they were traded on a public market. The merger consideration to be paid to BitGo stockholders in the BitGo Acquisition was determined based on negotiations between the parties and likewise may not be indicative of the price at which the outstanding shares of BitGo’s capital stock may have traded if they were traded on a public market.

Confidential Treatment Requested by Galaxy Digital Inc.
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The unaudited pro forma condensed combined financial information included in this prospectus is presented for illustrative purposes only and may not be indicative of our results of operations or financial condition following the BitGo Acquisition.
The unaudited pro forma condensed combined financial information included in this prospectus is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have been achieved if the BitGo Acquisition had been completed on the dates or for the periods presented, nor does it purport to project our results of operations or financial position for any future period or as of any future date. In addition, the unaudited pro forma financial information included in this prospectus is based in part on certain assumptions regarding the BitGo Acquisition. These assumptions may not prove to be accurate, and other factors may affect our results of operations or financial condition following the BitGo Acquisition. Further, the unaudited pro forma condensed combined financial information does not reflect all of the costs that are expected to be incurred by us in connection with the BitGo Acquisition. For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”
BitGo’s directors and executive officers have interests in the transaction that may be different from, or in addition to, the interests of BitGo stockholders generally.
Certain of the directors and executive officers of BitGo negotiated the terms of the Merger Agreement. Certain BitGo’s directors and executive officers have interests in the transaction that may be different from, or in addition to, those of BitGo stockholders. These interests include, but are not limited to, the continued employment of certain executive officers of BitGo by us following the completion of the transaction, the treatment in the transaction of BitGo equity awards and the severance, indemnification and other rights, as applicable, of BitGo’s directors and executive officers. BitGo’s stockholders should be aware of these interests when they consider the recommendation of the BitGo board in favor of the adoption of the Merger Agreement.
The members of the BitGo board were aware of and considered these interests, among other matters, in evaluating the Merger Agreement and the transaction, and in making the BitGo board recommendation. The interests of BitGo’s directors and officers are described in more detail in the section of this prospectus entitled “Interests of BitGo’s Directors and Officers in the BitGo Acquisition.”
We and BitGo may have difficulty attracting, motivating and retaining executives and other employees in light of the BitGo Acquisition.
We and BitGo may have difficulty attracting, motivating and retaining executives and other employees in light of the BitGo Acquisition. Uncertainty about the effect of the BitGo Acquisition on our employees and BitGo may have an adverse effect on us and BitGo. This uncertainty may impair our and BitGo’s ability to attract, retain and motivate personnel until the BitGo Acquisition is completed. Employee retention may be particularly challenging during the pendency of the BitGo Acquisition, as employees may feel uncertain about their future roles with us and BitGo after their combination. If our employees and BitGo depart because of issues relating to the uncertainty or perceived difficulties of integration or a desire not to become our employees after the BitGo Acquisition is consummated, our ability to realize the anticipated benefits of the BitGo Acquisition could be reduced.
The exchange of BitGo stock for Pubco Class A common stock pursuant to the Second Merger may not qualify as a tax-deferred transaction for U.S. BitGo stockholders.
BitGo has received an opinion of counsel to the effect that, under the U.S. federal income tax laws in effect as of the date of such opinion, the exchange by a U.S. Holder (as defined in the section entitled “Certain U.S. Federal Income Tax Considerations”) of BitGo stock for Pubco Class A common stock pursuant to the Second Merger, taken together with the Reorganization Merger, should qualify as an exchange governed by Section 351(a) of the Code, and the parties expect that it will so qualify. The obligation of BitGo to complete the Second Merger and the related transactions, however, is not conditioned upon the receipt by BitGo of a tax opinion from its counsel or any other counsel on the qualification of such exchange as an exchange governed by Section 351(a) of the Code.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
BitGo will not request a ruling from the IRS with respect to the tax treatment of the Second Merger, and as a result, notwithstanding the receipt by BitGo of an opinion of counsel on or before the date hereof, no assurance can be given that the IRS will not challenge the treatment of the exchange by a U.S. Holder of BitGo stock for Pubco Class A common stock as an exchange governed by Section 351(a) of the Code or that a court would not sustain such a challenge. If the IRS were to successfully challenge the status of the Second Merger taken together with the Reorganization Merger as a Section 351(a) exchange the tax consequences would differ from those set forth under the section entitled “Certain U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Consequences of the Second Merger to BitGo Stockholders,” and holders of BitGo stock could be subject to U.S. federal income tax upon the receipt of Pubco Class A common stock in the Second Merger. For a more detailed discussion of the consequences of the Second Merger to U.S. Holders, see the section entitled “Certain U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Consequences of the Second Merger to BitGo Stockholders.”
We may be targeted by securities class action and derivative lawsuits that could result in substantial costs and may delay or prevent the BitGo Acquisition from being completed.
Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on our liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the BitGo Acquisition, then that injunction may delay or prevent the BitGo Acquisition from being completed, or from being completed within the expected time frame, which may adversely affect our and BitGo’s respective businesses, financial positions and results of operation. Currently, neither we nor BitGo is aware of any securities class action lawsuits or derivative lawsuits having been filed in connection with the BitGo Acquisition.
The BitGo Acquisition may be completed even though material adverse changes may result from the announcement of the BitGo Acquisition, industry-wide changes or other causes.
In general, either party can refuse to complete the BitGo Acquisition if there is a material adverse effect affecting the other party prior to the closing. However, some types of changes do not permit either party to refuse to complete the BitGo Acquisition, even if such changes would have a material adverse effect on us or BitGo. If adverse changes occur but we and BitGo still complete the BitGo Acquisition, the market price of our Class A Common Stock may suffer. For a more complete discussion of what constitutes a material adverse effect on us or BitGo under the Merger Agreement, see the section entitled “The Merger Agreement—Representations and Warranties” in this prospectus.
The shares of our Class A common stock to be received by BitGo stockholders upon completion of the BitGo Acquisition will have different rights from shares of BitGo’s capital stock.
Upon completion of the BitGo Acquisition, BitGo stockholders will no longer be stockholders of BitGo, but will instead receive cash and also become Pubco stockholders and their rights as our stockholders will be governed by the terms of Pubco’s Proposed Organizational Documents. The terms of Pubco’s Proposed Organizational Documents are in some respects materially different than the terms of BitGo’s existing organizational documents, which currently govern the rights of BitGo stockholders. For a discussion of the different rights associated with shares of BitGo’s capital stock and shares of our Class A common stock, see the section entitled “The Proposed Transactions—The Reorganization—The Domestication Charter and Bylaws Amendment” in this prospectus.
Certain stockholders of BitGo have executed a support agreement that requires each such stockholder to deliver a written consent in favor of the adoption of the Merger Agreement, which will constitute approval of the BitGo Acquisition by BitGo stockholders, even if the BitGo board changes its recommendation.
Subsequent to the execution of the Merger Agreement, certain stockholders of BitGo entered into a support agreement with us, pursuant to which each of the support stockholders has agreed, promptly (and

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
in any event within two business days) after the registration statement of which this prospectus forms a part is declared effective under the Securities Act by the SEC, to execute and deliver a written consent approving the adoption of the Merger Agreement and related matters with respect to all of their shares of BitGo’s capital stock entitled to act by written consent with respect thereto. The support stockholders are required to deliver such written consents even if the BitGo board changes its recommendation that BitGo stockholders approve each of the proposals. The execution and delivery of written consents by all of the support stockholders will constitute the BitGo stockholder Approval and, therefore, we expect to receive a number of written consents sufficient to satisfy each such approval.
Following the BitGo Acquisition, the market price of our Class A common stock may be affected by factors different from those affecting the shares of our Class A common stock or BitGo’s capital stock currently, and BitGo stockholders will hold an interest in a company with a different mix of assets, risks and liabilities, and a different financial profile and other characteristics, than the company in which they currently hold an interest.
The market price of our Class A common stock after the BitGo Acquisition may be affected by factors different from those affecting the shares of our Class A common stock or BitGo’s common stock currently. In the Reorganization Merger, holders of BitGo’s capital stock will become holders of our Class A common stock. Our business and financial position differs from that of BitGo in important respects. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation” for more information. Accordingly, our results of operations, including the surviving company, and the market price of our Class A common stock after the completion of the BitGo Acquisition may be affected by factors different from those currently affecting the results of operations of each of we and BitGo or the shares of our Class A common stock or BitGo’s common stock on a standalone basis, and BitGo stockholders will hold an interest in a company with a different mix of assets, risks and liabilities, and a different financial profile and other characteristics, than the company in which they currently hold an interest.
BitGo stockholders will have a significantly lower ownership and voting interest in us following the BitGo Acquisition than they currently have in BitGo and will exercise less influence over management.
Based on the consideration payable to holders of BitGo’s capital stock pursuant to the Merger Agreement and the number of shares of Pubco’s common stock expected to be outstanding immediately following the consummation of the Reorganization and the Reorganization Merger, it is expected that, immediately after completion of the BitGo Acquisition, former BitGo stockholders will hold approximately [•]% of the total voting power of Pubco’s outstanding common stock. Consequently, former BitGo stockholders will have significantly less influence over our management and policies than they currently have over the management and policies of BitGo.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
PROPOSED ORGANIZATIONAL STRUCTURE
Organizational Structure Prior to the Reorganization
GDHL is a holding company and is incorporated under the laws of the Cayman Islands. Prior to the Reorganization and the Reorganization Merger, all of our activities are conducted through GDH LP (operating as a Cayman Islands exempted limited partnership) and its subsidiaries, and GDHL’s principal asset is its ownership, directly and indirectly, of Class A-1 Units and Class A-2 Units (collectively, “Class A Units”) of GDH LP which entitles it to a corresponding percentage ownership of the economic interest in our business. Galaxy Digital Holdings GP LLC (“GDH GP”) is the existing general partner of GDH LP. Galaxy Group Investments LLC (“GGI”), which is controlled by our Founder, is the parent company of GDH GP, and therefore indirectly controls GDH LP. Because GDHL does not manage or operate the business or control the strategic decisions and day-to-day operations of GDH LP and because GDHL only has a minority economic interest in GDH LP, GDHL does not currently consolidate the financial results of GDH LP and instead accounts for it as an equity method noncontrolling interest to reflect GDHL’s entitlement to a portion of GDH LP’s net income.
In connection with the Reorganization, the existing amended and restated limited partnership agreement of GDH LP will be further amended and restated to effect the continuation of GDH LP after its domestication as a Delaware limited partnership. Prior to the consummation of the Reorganization, all of GDH LP’s outstanding limited partnership interests, other than those owned by GDHL and its wholly-owned subsidiary GDH Intermediate LLC, are owned by GGI and certain other holders of Class B Units (the “Existing Class B Unitholders” and, together with GGI, the “Existing LPs”), and all of GDH LP’s outstanding general partnership interests are owned by GDH GP, its general partner.
The following diagram illustrates Galaxy’s structure prior to the consummation of the Reorganization and is provided for illustrative purposes only and does not purport to and does not actually represent all legal entities within our organizational structure. This chart reflects approximate economic and voting interests held by each entity as of [•], 2022, as well as all material Galaxy subsidiaries existing as of the same date.

*
Denotes newly formed shell company with nominal assets and operations, formed primarily for the purpose of consummating the Reorganization and the BitGo Acquisition.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
The Reorganization and the Reorganization Merger
GDHL intends, subject to the approval of GDHL shareholders, to effect a deregistration under the Cayman Islands Companies Act (As Revised) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which domestication the jurisdiction of incorporation for GDHL will be transferred by way of continuation from the Cayman Islands to the State of Delaware (the “Domestication” and, GDHL following the Domestication, “GDH Delaware”). Subject to the approval of GDHL shareholders of the Domestication Charter and Bylaws Amendment, GDH Delaware will adopt the Proposed Organizational Documents upon the effectiveness of the Domestication, and the Proposed Organizational Documents will be substantively identical to the governing documents of Pubco that will be in effect following the Reorganization Merger. The Proposed Organizational Documents will authorize the issuance of two classes of common stock of GDH Delaware prior to the Reorganization Merger and of Pubco following the Reorganization Merger: Class A common stock and Class B common stock. In the Domestication, all of the issued and outstanding of ordinary shares of GDHL will convert, automatically and by operation of law, on a one-for-one basis into an equivalent number of shares of Class A common stock of GDH Delaware and GDH Delaware will, pursuant to its post-Domestication certificate of incorporation, be authorized to issue [•] shares of Class B common stock. Additionally, in the Domestication, GDHL will change its name to, and GDH Delaware’s name will be, “Galaxy Digital Holdings Inc.”
Each share of Class A common stock and Class B common stock of GDH Delaware (prior to the Reorganization Merger) and Pubco (following the Reorganization Merger) will entitle its holder to one vote per share on all matters submitted to a vote of our stockholders. Shares of class Class B common stock of GDH Delaware (prior to the Reorganization Merger) and Pubco (following the Reorganization Merger) will not be entitled to economic interests. See the section entitled “Description of Pubco Capital Stock.” Following the Domestication but immediately prior to the Reorganization Merger, GDH Delaware expects to issue a number of shares of Class B common stock of GDH Delaware (which shares of Class B common stock of GDH Delaware will convert automatically and by operation of law on a one-for-one basis into shares of Class B common stock of Pubco in the Reorganization Merger) to each Existing LP holding Class B Units of GDH LP equal to the number of Class B Units of GDH LP held by each such Existing LP immediately following the Domestication. The shares of Class B common stock of Pubco into which the shares of Class B common stock of GDH Delaware issued in the Issuance of Class B Common Stock will convert in the Reorganization Merger will not represent any economic interest in GDH Delaware or Pubco, and will solely represent voting interests in Pubco (with each Existing LP continuing to hold their economic interest in GDH LP directly by virtue of their ownership of LP Units, into which the Class B Units of GDH LP will convert by operation of law upon consummation of the Concurrent Domestication of GDH LP). Each holder of a share of Class B common stock of GDH Delaware will be entitled to one vote per share, and will vote together with holders of shares of Class A common stock on all matters submitted to a vote of holders of GDH Delaware common stock.
All such transactions are referred to collectively as the “Reorganization.”
Following the Reorganization, GDH Titan Merger Sub 1, Inc. (“Reorganization Merger Sub”), a wholly-owned subsidiary of Pubco, which was incorporated as a Delaware corporation on April 23, 2021 solely for the purpose of consummating the transactions described in this registration statement and that does not have any assets or operations, will merge with and into GDH Delaware, with GDH Delaware continuing as the surviving corporation and as a direct wholly-owned subsidiary of Pubco, and shareholders of GDH Delaware receiving shares of Pubco in exchange for their shares of GDH Delaware (the “Reorganization Merger”). Additionally, in the Reorganization Merger, the certificate of incorporation and bylaws of Pubco will be amended and restated to be substantively identical to the Proposed Organizational Documents. Following the Reorganization Merger, each share of Class A common stock and Class B common stock of Pubco will entitle its holder to one vote per share on all matters submitted to a vote of Pubco stockholders. Shares of Class B common stock of Pubco will not have any rights to receive dividends or distributions on liquidation of Pubco (beyond their par value).
As a result of and following the Reorganization and the Reorganization Merger, as described in this prospectus, Pubco will succeed GDHL as the publicly traded company in which existing holders of GDHL ordinary shares will own their interests, and all securities being registered pursuant to this registration statement will be issued by Pubco as the continuing entity following such transactions.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
In connection with the Reorganization, concurrently with the Domestication, GDH LP also expects to deregister under the Cayman Islands Companies Act (As Revised) and domesticate under Section 15-901 of the Delaware Revised Uniform Partnership Act, pursuant to which domestication the jurisdiction of formation for GDH LP will be transferred by way of continuation from the Cayman Islands to the State of Delaware (the “Concurrent Domestication of GDH LP”). Upon the completion of the Concurrent Domestication of GDH LP, GDH LP will enter into the amended and restated limited partnership agreement of GDH LP (“Amended LP Agreement”), pursuant to which all of GDH LP’s Class A Units and Class B Units will be reclassified into a single class of units of GDH LP (“LP Units”). Under the Amended LP Agreement, holders of LP Units (other than us and our wholly-owned subsidiaries), including the Existing LPs, will have the right, from and after the completion of the Reorganization, and if consummated, the BitGo Acquisition (subject to the terms of the Amended LP Agreement), to require GDH LP to redeem all or a portion of their LP Units for, at our election, newly issued shares of Class A common stock of Pubco on a one-for-one basis or a cash payment equal to the volume-weighted average market price of one share of Class A common stock of Pubco for each LP Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Amended LP Agreement. Additionally, in the event of a redemption request from a holder of LP Units, we may, at our option, effect a direct exchange of cash or Class A common stock of Pubco for LP Units in lieu of such a redemption. A corresponding number of shares of Class B common stock of Pubco will be cancelled on a one-for-one basis if we, following a redemption request from a holder of LP Units, redeem or exchange LP Units of such holder pursuant to the terms of the Amended LP Agreement. See “Certain Relationships and Related Party Transactions—Amended and restated GDH LP agreement.” Except for transfers to us or to certain permitted transferees pursuant to the Amended LP Agreement, the LP Units and shares of Class B common stock may not be sold, transferred or otherwise disposed of.
GDHL is currently party to a tax receivable agreement with the TRA Parties and, in connection with the Reorganization, Pubco will enter into the Tax Receivable Agreement with the TRA Parties that provides for the payment by us to the TRA Parties of 85% of the amount of cash savings, if any, in U.S. federal, state and local and foreign income tax or franchise tax that Pubco actually realizes as a result (i) of any increase in tax basis in GDH LP’s assets resulting from redemptions or exchanges by those holders of LP Units and payments made under the Tax Receivable Agreement, and (ii) deductions in respect of interest with respect to payments made under the Tax Receivable Agreement, as and when such tax benefits are realized. Pubco will be required to make similar payments to GDH LP limited partners who previously exchanged their partnership interests in GDH LP for GDHL ordinary shares. We will retain the benefit of the remaining 15% of these tax savings.
The following diagram depicts our anticipated organizational structure immediately following the consummation of the Reorganization and the Reorganization Merger, but prior to the consummation of the BitGo Acquisition, and is provided for illustrative purposes only and does not purport to and does not actually represent all legal entities within our organizational structure. This chart reflects approximate economic and voting interests anticipated to be held by each entity as of [•], 2022, as well as all material Galaxy subsidiaries existing as of the same date in each case, assuming that the Reorganization Merger had occurred on or prior to such date.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83

Other Existing LPs
GGI (DE)
Novofam Macro, LLC (DE)
Existing Public Shareholders
Existing BitGo Stockholders
Class B Common Stock
No Economic Interests
% Voting Interest
Class B Common Stock
No Economic Interests
% Voting Interest
Class A Common Stock
% Economic Interest
% Voting Interest
Class A Common Stock
% Economic Interest
% Voting Interest
Class A Common Stock
% Economic Interest
% Voting Interest
Pubco (DE)
100%
GDH Delaware (DE)
(formerly GDHL)
LP Units
% Economic Interests
No Voting Interests
LP Units
% Economic Interests
No Voting Interests
LP Units
% Economic Interests
No Voting Interests
General Partner
100% Voting Control
GDH LP (DE)
GD LP (Cayman)
Merger Sub 2 (DE)
Galaxy Digital LLC (DE)
GDT
Galaxy Digital Ventures LLC (DE)
GDPI
Galaxy Digital Capital Management LP and General Partner Interests (Cayman)
GDAM
Galaxy Digital Mining LLC (DE)
GDM
Galaxy Digital Partners LLC (DE) ("Broker-Dealer")
GDIB
Other Existing Galaxy Operating Subsidiaries
Galaxy Digital Trading HK Limited (Hong Kong)

The BitGo Acquisition
Immediately following the consummation of the Reorganization and the Reorganization Merger, and subject to the terms and conditions set forth therein and the approval of BitGo stockholders, GDH Titan Merger Sub 2, Inc. (“Merger Sub 2”), a wholly-owned subsidiary of Pubco, which was incorporated as a Delaware corporation on April 23, 2021 solely for the purpose of consummating the BitGo Acquisition and that does not have any assets or operations, will merge with and into BitGo, with BitGo continuing as the surviving corporation and an indirect wholly-owned subsidiary of GDH LP and a consolidated subsidiary of Pubco (the “Second Merger” and together with the Reorganization Merger, the “Mergers”). In the BitGo Acquisition, pursuant to the Merger Agreement, BitGo stockholders will receive cash and shares of Class A common stock of Pubco in exchange for their shares of stock of BitGo.
The following diagram depicts our organizational structure immediately following the consummation of the Reorganization and the Reorganization Merger and, if consummated, the BitGo Acquisition, as well as certain post-closing internal restructuring steps we intend to effect immediately following the consummation of the BitGo Acquisition in order to further simplify our organizational structure. This chart is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure. This chart reflects approximate economic and voting interests anticipated to be held by each entity as of [•], 2022, as well as all material Galaxy subsidiaries existing as of the same date in each case, assuming that the Mergers had occurred on or prior to such date.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Effect of the Reorganization and the Reorganization Merger on Our Organizational Structure
Upon completion of the Reorganization and the Reorganization Merger:
•
Pubco will be a holding company. All of our activities will continue to be conducted through GDH LP and its subsidiaries, and Pubco’s principal assets following the Reorganization and the Reorganization Merger will be its ownership, directly and indirectly, of LP Units, which will entitle it to a corresponding percentage ownership of the economic interest in our business.

•
Pubco will hold, directly or indirectly, [•] LP Units, constituting [•]% of the economic interest in GDH LP (or [•]% of the economic interest in GDH LP, following the consummation of the BitGo Acquisition).

•
GDH Delaware will be the general partner of GDH LP, and Pubco will in turn hold 100% of the equity interests of GDH Delaware. Pubco will thereby effectively control all actions of GDH LP and will consolidate GDH LP in its financial results.

•
The Existing LPs (including funds affiliated with our Founder) will collectively hold:

(i)
(x) [•] shares of Class A common stock and (y) [•] LP Units, which together directly and indirectly represent approximately [•]% of the economic interest in GDH LP (or [•]% of the economic interest in GDH LP, following the consummation of the BitGo Acquisition), and

(ii)
through their collective ownership of [•] shares of Class A common stock and [•] shares of Class B common stock, approximately [•]% of the combined voting power of our common stock (or [•]% of the combined voting power of our common stock following the consummation of the BitGo Acquisition).

GDHL’s ordinary shares are currently listed on the TSX. In connection with the Reorganization, we intend to apply to have Pubco’s Class A common stock approved for listing on the Nasdaq, either concurrently with or subsequent to consummation of the Reorganization, the Reorganization Merger and the BitGo Acquisition. For a period of time following the consummation of the Reorganization, and immediately following our intended listing on the Nasdaq, we will remain listed on the TSX. Pubco ultimately may choose to delist its shares from the TSX in the future, which would not require further shareholder approval under TSX rules provided an acceptable alternative market exists for Pubco’s Class A common stock. There can be no assurance as to whether such listing and/or delisting will occur on the terms described herein or at all.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
THE SPECIAL MEETING OF GDHL SHAREHOLDERS
The Meeting
GDHL will hold the Meeting of GDHL shareholders on [•] at [•] (local time) at [•] and virtually via live webcast at [•] for the purpose of considering and, if deemed advisable, voting to approve the following proposals (collectively, the “Proposals”):
1.
a special resolution to approve a reorganization comprised of:

a.
the Domestication (such proposal “Domestication Proposal”);

b.
the Governing Documents Amendment (such proposal the “Governing Documents Amendment Proposal”);

c.
upon the consummation of the Domestication, the amendment and restatement of the Existing Organizational Documents by their deletion in their entirety and the substitution in their place of the Proposed Organizational Documents (such proposal, the “Proposed Organizational Documents Proposal”); and

d.
the Domestication Charter and Bylaws Differences (such proposal, the “Domestication Charter and Bylaws Differences Proposals”);

2.
assuming the Domestication Proposal, the Governing Documents Amendment Proposal, the Proposed Organizational Documents Proposal and the Domestication Charter and Bylaws Differences Proposals are approved, a resolution to approve, by a simple majority, excluding Excluded Shareholders, the Issuance of Class B Common Stock (such proposal, the “Issuance of Class B Common Stock Proposal”); and

3.
to approve by ordinary resolution the Adjournment (such proposal, the “Adjournment Proposal”).

The full text of the resolutions approving the Proposals is as follows:
“RESOLVED, as a special resolution that:
1.
The authorised share capital of Galaxy Digital Holdings Ltd. (the “Company”) be amended from CAD$2,000,000 divided into 2,000,000,000 Ordinary Shares of CAD$0.001 par value each to CAD$[•] divided into 2,000,000,000 Class A ordinary shares of CAD$0.001 and [•] Class B ordinary shares of CAD$0.001 by [•].

2.
The Memorandum and Articles of Association of the Company be amended and restated by the deletion in their entirety and the substitution in their place of the Memorandum and Articles of Association of the Company substantially in the form attached to the Management Circular (the “Revised Memoradum and Articles”).

3.
The Company be deregistered in the Cayman Islands pursuant to Article 44 of the Memorandum and Articles of Association of the Company and be registered by way of continuation as a corporation in the State of Delaware.

4.
The Revised Memoradum and Articles be amended and restated by the deletion in their entirety and the substitution in their place of the proposed new certificate of incorporation and proposed new bylaws of the Company (following its domestication), substantially in the form attached to the Management Circular.

RESOLVED, that the Company, following the steps set out above, issue up to [•] shares of Class B Common Stock.
RESOLVED, as an ordinary resolution, that the adjournment of the special meeting of shareholders, which shall constitute an extraordinary general meeting for purposes of GDHL’s memorandum and articles of association (the “Meeting”), of Galaxy Digital Holdings Ltd. to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that it is determined by the

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Pursuant to 17 C.F.R. Section 200.83
Company that more time is necessary or appropriate to approve one or more resolutions at the Meeting be approved and adopted in all respects.”
Each of the Proposals that must be approved by special resolution and must be approved, as a matter of Cayman Islands law, by the affirmative vote of the holders of not less than two-thirds of the GDHL shareholders who, being present in person or virtually or represented by proxy and entitled to vote at the Meeting, vote at the Meeting. Each of the Proposals that must be approved by ordinary resolution must be approved, as a matter of Cayman Islands law, by the affirmative vote of the holders of a majority of the GDHL shareholders who, being present in person or virtually or represented by proxy and entitled to vote at the Meeting, vote at the Meeting. The Issuance of Class B Common Stock Proposal must be approved by a simple majority, excluding persons required to be excluded for the purpose of such vote under MI 61-101.
While the Issuance of Class B Common Stock Proposal is conditional on the Domestication Proposal, the Governing Documents Amendment Proposal, the Proposed Organizational Documents Proposal and the Domestication Charter and Bylaws Differences Proposals, collectively, the Adjournment Proposal is not conditional on the approval of any other Proposal.
Only Registered Shareholders at the close of business on [•] (the “GDHL Record Date”) will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. Registered Shareholders who are unable to or who do not wish to attend the Meeting are requested to date and sign the enclosed form of proxy promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the form of proxy.
Subject to the Certification Process Adjustment (as described below), each GDHL shareholder is entitled to one vote for each GDHL ordinary share held by such GDHL shareholder as of the close of business on the GDHL Record Date. As of the close of business on the GDHL Record Date, there were [•] outstanding GDHL ordinary shares.
The GDHL Record Date is earlier than the date on which the transactions that are the subject of the Proposals are expected to be completed. If you transfer your ordinary shares of GDHL after the GDHL Record Date, but before the Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Meeting. If you transfer your ordinary shares of GDHL prior to the GDHL Record Date, you will have no right to vote those shares at the Meeting.
The quorum for the transaction of business at the Meeting consists of two or more GDHL shareholders holding at least 25% in par value of GDHL’s ordinary shares entitled to vote at the Meeting being individuals present in person or virtually or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy. As of the GDHL Record Date, [•] GDHL ordinary shares, in the aggregate, would be required to achieve a quorum.
GDHL will appoint a scrutineer at the Meeting, who will collect all proxies and ballots and tabulate the results. The scrutineer is typically a representative of GDHL’s transfer agent.
GDHL’s board of directors does not intend to present any other matters at the Meeting and does not know of any other matters that will be brought before GDHL’s shareholders for a vote at the Meeting. If any other matter is properly brought before the Meeting, your signed proxy gives authority to [•] and [•], as proxies, with full power of substitution, to vote on such matters at their discretion.
The Adjournment
GDHL shareholders are being asked to consider and vote upon the Adjournment, a technical proposal to allow the chairman to adjourn the Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the proposals relating to Reorganization. If the Adjournment Proposal is not approved by Shareholders, the Board may not be able to adjourn the Meeting to a later date in the event that there are insufficient votes to approve one or more resolutions at the Meeting.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Solicitation of Proxies
This Management Circular is furnished in connection with the solicitation of proxies by the management of GDHL to be used at the Meeting. Solicitations of proxies will be primarily by mail, but may also be solicited personally or by Internet or telephone by directors, officers and regular employees of GDHL. They will not be paid any additional amounts for soliciting proxies. All costs of the solicitation will be borne by GDHL. GDHL has also engaged D.F. King Canada to assist with the solicitation of proxies. For questions on voting your shares, please contact D.F. King Canada, by email at inquiries@dfking.com, by telephone at 1 (800) 835-0437 (toll free within Canada and the United States) or direct at 1-416-682-3825 (banks, brokers and collect calls outside Canada and the United States). GDHL has agreed to pay D.F. King Canada a fee of $17,750, plus a potential $17,750 success fee and reimbursement of certain disbursements. GDHL will also reimburse D.F. King Canada for certain out-of-pocket losses, damages and expenses.
“Registered Shareholders” means GDHL shareholders who hold GDHL ordinary shares in their own name. “Beneficial Shareholders” means GDHL shareholders who do not hold GDHL ordinary shares in their own name and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.
Accompanying this prospectus is a proxy for Registered Shareholders. The persons named in the enclosed proxy are executive officers and/or directors of GDHL and have been appointed by management of GDHL. A Registered Shareholder has the right to appoint some other person or company who need not be a GDHL shareholder, to represent him or her at the Meeting and may do so by inserting the name of such other person or company in the blank space provided in the proxy or by completing another proper proxy.
Voting by Proxyholder
The persons named in the proxy will vote or withhold from voting GDHL ordinary shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your GDHL ordinary shares will be voted accordingly. The proxy confers discretionary authority on the persons named therein with respect to:
(a)
each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)
any amendment to or variation of any matter identified therein; and

(c)
any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified in the proxy.
Registered Shareholders
If you are a Registered Shareholder, there are two ways to vote: (1) by completing and mailing your proxy, or (2) by voting in person or virtually at the Meeting.
To be effective, a properly executed proxy from a Registered Shareholder must be submitted using one of the following methods:
(c)
date and sign the proxy and return it to GDHL’s transfer agent, TSX Trust Company, by fax within North America at (416) 595-9593 or by mail to 301-100 Adelaide Street West, Toronto, Ontario, M5H 4H1; or

(d)
log on to the website of TSX Trust Company at www.voteproxyonline.com. Registered Shareholders must follow the instructions set out on the website and refer to the proxy for the holder’s account number and the proxy access number.

Whatever method Registered Shareholders choose to submit their proxy, they must ensure that the proxy is received not later than [•] (local time) on [•], 2022 or, if the Meeting is adjourned or postponed, not later than [•] (local time) on the day which is two business days preceding the date of the adjourned or postponed meeting. The time limit for the deposit of proxies may be waived by the chairman of the Meeting at his discretion, without notice, but the chairman of the Meeting is under no obligation to do so.

Confidential Treatment Requested by Galaxy Digital Inc.
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Revocation of Proxy
In addition to any other manner permitted by law, a proxy may be revoked by:
(c)
executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or their authorized attorney in writing, or, if the GDHL shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to TSX Trust Company or at the address of the registered office of GDHL at PO Box 309, Ugland House, Grand Cayman, KY1-1104, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned or postponed, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(d)
personally attending the Meeting and voting.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.
A Registered Shareholder attending the Meeting has the right to vote by attending the Meeting and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.
Under normal conditions, confidentiality of voting is maintained by virtue of the fact that TSX Trust Company tabulates proxies and votes. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if GDHL’s board of directors decides that disclosure is in the interests of GDHL or its shareholders.
Beneficial Shareholders
The following information is of significant importance to shareholders who do not hold GDHL ordinary shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders or as set out in the following disclosure.
If GDHL ordinary shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those GDHL ordinary shares will not be registered in the shareholder’s name on the records of GDHL. GDHL’s ordinary shares will more likely be registered under the names of Intermediaries. For example, in Canada, under the name of CDS (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).
Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of Shareholders. Every Intermediary has its own mailing procedures and provides its own return instructions to clients.
There are two kinds of Beneficial Shareholders—those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners).
GDHL is taking advantage of the provisions of National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) that permit it to deliver proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from TSX Trust Company. The VIF is to be completed and returned to TSX Trust Company as set out in the instructions provided on the VIF. TSX Trust Company will tabulate the results of the VIFs received from NOBOs.
These shareholder materials are being sent to both Registered and Beneficial Shareholders. If you are a Beneficial Shareholder, and GDHL or its agent has sent these materials directly to you, your name, address and information about your holdings of GDHL ordinary shares, were obtained in accordance with applicable securities regulatory requirements from the Intermediary holding GDHL ordinary shares on your behalf.
By choosing to send these materials to you directly, GDHL (and not the Intermediary holding GDHL ordinary shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and

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(ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions that was sent to you.
Beneficial Shareholders who are OBOs should follow the instructions of their Intermediary carefully to ensure that their GDHL ordinary shares are voted at the Meeting. GDHL does not intend to pay for Intermediaries to forward to OBOs under NI 54-101 the proxy-related materials and Form 54-101F7—Request for Voting Instructions Made by Intermediary, and in the case of an OBO, the OBO will not receive the materials unless the OBO’s Intermediary assumes the cost of delivery.
The proxy supplied to you by your broker will be similar to the proxy provided to Registered Shareholders by GDHL. However, its purpose is limited to instructing the Intermediary on how to vote your GDHL ordinary shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by GDHL. The VIF will name the same persons as GDHL’s proxy to represent your Ordinary Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of GDHL), other than any of the persons designated in the VIF, to represent your GDHL ordinary shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF.
The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of GDHL ordinary shares to be represented at the Meeting and the appointment of any GDHL shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your GDHL ordinary shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your GDHL ordinary shares at the Meeting.
Shareholders may receive more than one set of voting materials, including multiple copies of this Management Circular and multiple proxies or VIFs. For example, if you hold your shares in more than one brokerage account, you will receive a separate VIF for each brokerage account in which you hold shares. If you are a Registered Shareholder and your shares are registered in more than one name, you will receive more than one proxy. Please complete, sign, date and return each proxy and VIF that you receive in order to cast your vote with respect to all of your GDHL ordinary shares.
Certification Process Adjustment
The Existing Organizational Documents provide for a “Certification Process Adjustment” whereby, in connection with any resolution passed by GDHL shareholders (each, a “Shareholder Resolution”), each GDHL shareholder shall be required to provide a certification as to its status, and the status of any person for whom the GDHL shareholder holds GDHL ordinary shares beneficially, as a United States resident or a non-United States resident. In connection with the Certification Process Adjustment, in respect of any Shareholder Resolution in a meeting or in writing, each GDHL shareholder shall be required to certify that, at the time of the meeting (or any adjournment thereof) at which the resolution is tabled, or in the case of the resolution being proposed as a written resolution, at the time of signifying its agreement to the proposed written resolution: (a) it is not a United States resident; and (b) to the extent it holds GDHL ordinary shares for the account or benefit of any other person, such person is not a United States resident (each GDHL shareholder not making such certification, a “Non-Certifying Shareholder”). GDHL shareholders who certify that they hold GDHL ordinary shares for the account or benefit of any other person who is a United States resident, will also be asked to certify the extent to which GDHL ordinary shares they own beneficially are owned beneficially for United States residents and to which GDHL ordinary shares they hold are owned beneficially for persons that are not United States residents. This Certification Process Adjustment is intended to preserve GDHL’s status as a “foreign private issuer” within the meaning of Rule 405 under the United States Securities Act of 1933 and Rule 3b-4 under the United States Securities Exchange Act of 1934 by ensuring that the aggregate total number of votes that Non-Certifying Shareholders are entitled to cast may never exceed 49% of the total number of votes that all GDHL shareholders are entitled to cast (pursuant to the adjustment that is described in the following paragraphs).

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
The proxy, VIF and declaration of beneficial ownership (which declaration of ownership is to be completed, if required, as per the instructions set out therein and returned to TSX Trust Company within the timelines applicable to the return of a proxy or VIF as set out above) accompanying this Management Circular allow each Shareholder to make the certifications referred to above. Shareholders attending the Meeting in person will be required to make the certifications when they arrive at the Meeting.
For the purposes of calculating the number of votes which Non-Certifying Shareholders are entitled to cast on a Shareholder Resolution, if and to the extent that, in the absence of the Certification Process Adjustment:
“A” > (49 ÷ 100) × “B”,
then “A” shall be reduced so that “D” is the whole number nearest to but not exceeding:
“C” × (49 ÷ 51).
Where the aggregate number of votes actually cast by Non-Certifying Shareholders (whether on a poll or on a written resolution) “for” and “against” the relevant Shareholder Resolution when added to the number of votes withheld by Non-Certifying Shareholders in respect of such resolution, exceeds “D”, then the number of: (a) votes cast “for”; (b) votes cast “against”; and (c) votes withheld in respect of, such resolution by Non-Certifying Shareholders, will each be reduced pro rata until the aggregate number of votes “for”, votes “against” and votes withheld in respect of such resolution by Non-Certifying Shareholders, is the whole number nearest to but not exceeding “D”. Where the aggregate number of votes actually cast (whether on a poll or on a written resolution) and votes withheld, in each case by Non-Certifying Shareholders, is equal to or less than “D”, then each of such votes or votes withheld (as applicable) shall be counted and no reduction shall occur.
For the purposes of the foregoing:
“A” = the aggregate total of votes which all Non-Certifying Shareholders, whether or not actually voting, are entitled to cast, whether on a poll or on a written resolution, on the resolution prior to the operation of the Certification Process Adjustment;
“B” = “A” + “C”;
“C” = the aggregate total of votes which all holders of Ordinary Shares who are not Non-Certifying Shareholders, whether or not actually voting, are entitled to cast, whether on a poll or on a written resolution, on the resolution; and
“D” = the aggregate total of votes all Non-Certifying Shareholders, whether or not actually voting, are entitled to cast, whether on a poll or on a written resolution, on the resolution, following the operation of the Certification Process Adjustment.
GDHL’s board of directors may specify such other requirements or vary the requirements of the Certification Process Adjustment as it in its discretion considers necessary or appropriate to give effect to these restrictions.
Signature of Proxy
The proxy must be executed by the Registered Shareholder, or if the applicable shareholder is a corporation, the proxy should be signed in its corporate name and its corporate seal must be affixed to the proxy or the proxy must be signed by an authorized officer whose title should be indicated. A proxy signed by an authorized officer or a person acting as attorney, executor, administrator or trustee, or in some other representative capacity, should reflect such person’s full title as such and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with GDHL).

Confidential Treatment Requested by Galaxy Digital Inc.
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Whether you plan to attend the Meeting or not, please read this prospectus carefully and vote your shares by completing, signing, dating and returning the enclosed proxy in the postage-paid envelope provided.
If you are a GDHL shareholder and have questions about the Meeting or the Proposals, or if you need additional copies of this prospectus or the enclosed proxy, you should contact:
Galaxy Digital Holdings Ltd.
300 Vesey Street
New York City, New York 10282, United States
Attention: Investor Relations
Email: investor.relations@galaxydigital.io
You may also contact GDHL’s proxy solicitor:
D.F. King Canada
by email at inquiries@dfking.com,
by telephone at 1 (800) 835-0437 (toll free within Canada and the United States) or direct at 1-416-682-3825 (banks, brokers and collect calls outside Canada and the United States)
You may also obtain additional information about us from documents filed with Canadian securities regulatory authorities by following the instructions in the section of this prospectus entitled “Where You Can Find More Information.”
To obtain timely delivery, GDHL shareholders must request additional copies of this prospectus or the enclosed proxy or any other materials no later than five business days prior to the Meeting.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
THE PROPOSED TRANSACTIONS—THE REORGANIZATION
Overview of the Reorganization
Subject to the approval of GDHL shareholders, GDHL is proposing a reorganization and domestication of GDHL and GDH LP. In summary, under the proposed terms of the Reorganization, among other things:
•
GDHL and GDH LP will redomicile from the Cayman Islands to the State of Delaware.

•
GDHL and its affiliated entities’ corporate and capital structure will be reorganized so as to normalize it on the basis of frequently used “Up-C Structures” in the United States, with the Reorganization including the following steps:

•
Pubco, a new Delaware-incorporated holding company, will become the successor public company of GDHL, with all outstanding GDHL ordinary shares being ultimately converted into and exchanged for shares of Class A common stock of Pubco.

•
The existing organizational documents of GDH LP will be amended and restated, including to provide that Michael Novogratz, the Chief Executive Officer and Founder of GDHL, who currently controls the general partnership interest of GDH LP, will transfer control of such general partnership interest to Pubco. However, notwithstanding such transfer of control of the general partnership interests of GDH LP to Pubco, Michael Novogratz will continue to ultimately effectively control the operations of GDH LP by virtue of his ownership of the new voting securities of Pubco that will be issued to entities controlled by him, as described below (i.e., Michael Novogratz will have the same control over GDH LP he has now, but through his control of Pubco rather than directly through the general partnership interests of GDH LP).

•
Pubco will issue new voting securities to entities controlled by Michael Novogratz and other holders of Class B Units (as defined below) of GDH LP (such holders collectively, the “Existing LPs”) that will entitle them to vote (but not hold any economic rights) at the Pubco level, as though they had converted their existing Class B Units of GDH LP to shares of Class A common stock of Pubco. The holder of each such voting security of Pubco will also hold a LP Unit (as defined below) of GDH LP that will entitle its holder to economic rights in GDH LP and that cannot be transferred without a concurrent transfer of such a voting security of Pubco. As a result of such issuance, Michael Novogratz is expected to own approximately [•]% of Pubco’s voting power immediately following the Reorganization and the Reorganization Merger.

•
Pubco will enter into, and agree to certain payment rights and obligations pursuant to, an amendment and restatement of the existing tax receivable agreement between GDHL, GDH LP and certain other parties thereto.

•
The “variable voting rights” attached to GDHL’s ordinary shares that currently restrict the aggregate votes that may be cast by U.S. shareholders will be eliminated.

•
Pubco intends to apply to list its Class A Common Stock on the Nasdaq.

The Domestication
Subject to the approval of GDHL shareholders, among other transactions, GDHL expects to deregister under the Cayman Islands Companies Act (As Revised) and domesticate under Section 388 of the Delaware General Corporation Law, pursuant to which domestication the jurisdiction of incorporation for GDHL will be transferred by way of continuation from the Cayman Islands to the State of Delaware (which is referred to as the “Domestication” and GDHL following the Domestication is referred to as “GDH Delaware”).
In the Domestication, all of the issued and outstanding Class A ordinary shares of GDHL will convert, automatically and by operation of law, on a one-for-one basis into an equivalent number of shares of Class A common stock of GDH Delaware and GDH Delaware will, pursuant to its post-Domestication certificate of incorporation, be authorized to issue [•] shares of Class B common stock. Additionally, in the Domestication, GDHL will change its name to, and GDH Delaware’s name will be, “Galaxy Digital Holdings Inc.”

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Pursuant to the Domestication, GDHL will continue and re-domicile as a Delaware entity. To effect the Domestication, GDHL will file a director declaration in respect of GDHL with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and will file a certificate of domestication and a certificate of incorporation with the Secretary of State of the State of Delaware, pursuant to which the jurisdiction of incorporation of GDHL will be transferred by way of continuation from the Cayman Islands to the State of Delaware.
GDHL is currently governed by the Cayman Islands Companies Act, but upon the completion of the Domestication, GDH Delaware will be governed by the DGCL. Accordingly, GDHL shareholders are urged to carefully consult the information set forth in the section entitled “The Proposed Transactions—The Reorganization—The Domestication Charter and Bylaws Amendment.”
GDHL shareholders are being asked to consider and vote upon the Domestication pursuant to the Domestication Proposal. BitGo stockholders are not being asked to consider and vote upon, on a standalone basis, the Domestication Proposal.
Pursuant to the registration statement of which this prospectus forms a part, Pubco is registering shares of Pubco Class A common stock issuable to GDHL shareholders upon completion of the Domestication (in which GDHL shareholders’ ordinary shares of GDHL will automatically and by operation of law, on a one-for-one basis into an equivalent number of shares of Class A common stock of GDH Delaware) and the Reorganization Merger (in which each share of Class A common stock of GDH Delaware will further convert, automatically and by operation of law, on a one-for-one basis into one share of Class A common stock of Pubco).
Subject to the approval of GDHL shareholders, the Domestication will occur on the business day prior to the date of the Reorganization Merger and the closing of the BitGo Acquisition, unless GDHL and Pubco elect to complete the Domestication earlier. The BitGo Acquisition is expected to occur upon the satisfaction (or, if permitted, waiver) of all of the conditions set forth in the Merger Agreement and described in this prospectus.
The Governing Documents Amendment
Prior to the Domestication, GDHL expects to amend its existing memorandum and articles of association to authorize and provide for the issuance and terms of [•] Class B ordinary shares of GDHL, which is referred to as the “Governing Documents Amendment.”
GDHL shareholders are being asked to consider and vote upon the Governing Documents Amendment. BitGo stockholders are not being asked to consider and vote upon, on a standalone basis, the Governing Documents Amendment.
The Governing Documents Amendment will occur immediately prior to the Domestication, which the Merger Agreement contemplates will occur on the business day prior to the date of the Reorganization Merger and the closing of the BitGo Acquisition, unless GDHL and Pubco elect to complete the Domestication earlier. The BitGo Acquisition is expected to occur upon the satisfaction (or, if permitted, waiver) of all of the conditions set forth in the Merger Agreement and described in this prospectus.
The Domestication Charter and Bylaws Amendment and the Domestication Charter and Bylaws Differences
In connection with the Domestication, the memorandum and articles of association of GDHL (as amended by the Governing Documents Amendment) (which are referred to as the “Existing Organizational Documents”) will be amended and restated by their deletion in their entirety and the substitution in their place of the proposed new certificate of incorporation, substantially in the form attached to this prospectus as Annex [•] and the proposed new bylaws, substantially in the form attached to this prospectus as Annex [•] (which proposed certificate of incorporation and proposed bylaws are referred to as the “Proposed Organizational Documents,” and such amendment and restatement is referred to the “Domestication Charter and Bylaws Amendment”).
Subject to the approval of GDHL shareholders of the Domestication and the Domestication Charter and Bylaws Amendment, GDH Delaware will adopt the Proposed Organizational Documents upon the

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effectiveness of the Domestication, and the Proposed Organizational Documents will be substantively identical to the governing documents of Pubco that will be in effect following the Reorganization Merger. The Proposed Organizational Documents will authorize the issuance of two classes of common stock of GDH Delaware prior to the Reorganization Merger and of Pubco following the Reorganization Merger: Class A common stock and Class B common stock. Each share of Class A common stock and Class B common stock of GDH Delaware (prior to the Reorganization Merger) and Pubco (following the Reorganization Merger) will entitle its holder to one vote per share on all matters submitted to a vote of our stockholders. Shares of Class B common stock of GDH Delaware (prior to the Reorganization Merger) and Pubco (following the Reorganization Merger) will not be entitled to economic interests.
If the Domestication and the Domestication Charter and Bylaws Amendment are approved by GDHL shareholders and effectuated then, following the Domestication, GDHL’s affairs will no longer be governed by Existing Organizational Documents under the Cayman Islands Companies Act, but rather GDH Delaware’s affairs will be governed by the Proposed Organizational Documents under the DGCL. The Proposed Organizational Documents will consist of a certificate of incorporation substantially in the form attached to this prospectus as Annex [•] (the “Proposed Charter”) and bylaws substantially in the form attached to this prospectus as Annex [•] (the “Proposed Bylaws”).
In the Reorganization Merger, the certificate of incorporation and bylaws of Pubco will be amended and restated to be substantively identical to the Proposed Organizational Documents (and the term “Proposed Organizational Documents” shall refer, following the Reorganization Merger, to the certificate of incorporation and bylaws of Pubco as so amended). As a result of and following the Reorganization and the Reorganization Merger, Pubco will succeed GDHL as the publicly traded company.
GDHL is currently an exempted company incorporated under the Cayman Islands Companies Act. (As Revised) The Cayman Islands Companies Act (As Revised) differs in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the Existing Organizational Documents differ in certain material respects from the Proposed Organizational Documents. Set forth below is a summary chart outlining important similarities and differences in the corporate governance and shareholder rights associated with each of GDHL and GDH Delaware (and, following the Reorganization Merger, Pubco) according to applicable law and/or the Existing Organizational Documents and the Proposed Organizational Documents. You should also carefully review the Proposed Organizational Documents attached to this prospectus as Annexes [•] and [•], as well as the DGCL and corporate laws of the Cayman Islands, including the Cayman Islands Companies Act (As Revised), to understand how these laws apply to GDHL, GDH Delaware and Pubco.
	Cayman Islands	Delaware
Stockholder/Shareholder Approval of Business Combinations	Mergers require a special resolution (i.e., 66 2/3% in value of shareholders in attendance and voting at a shareholders’ meeting), and any other authorization as may be specified in the relevant memorandum and articles of association. Parties holding certain security interests in the constituent companies must also consent.
Mergers generally require approval of a majority of all outstanding shares.
Certain business combinations involving “interested stockholders” (i.e., holders of 15% or more of voting shares) are prohibited within first three years of such person becoming an interested stockholder, unless certain conditions are met (including either (x) obtaining prior board approval or (y) if prior board approval was not obtained, then following the combination, obtaining board approval and the affirmative vote of at least 66 2/3% of voting power of disinterested stockholders).

	All mergers (other than parent/subsidiary mergers) require shareholder approval – no exception for smaller	Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder

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	Cayman Islands	Delaware
	mergers.	approval.
	Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder.	Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.
	A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 50%+1 in number and 75% in value of shareholders in attendance and voting at a shareholders’ meeting.	N/A
Stockholder/Shareholder Votes for Routine Matters
Under the Cayman Islands Companies Act (As Revised), routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of the shareholders as being entitled to do so).
Certain specified amendments to the constitutional documents of a company require a special resolution to be passed (see threshold above).

Generally, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.
Certain specified amendments to the Proposed Organizational Documents require an affirmative vote of at least 66 2/3% of the total voting power of the outstanding shares.

Regulatory Restrictions on Transfers	N/A	In order to comply with applicable money transmitter laws in the United States, the Proposed Organizational Documents provide that GDH Delaware’s (or, following the Reorganization Merger, Pubco’s) board may take certain actions including (i) preventing the transfer of capital stock, (ii) redeeming capital stock at par or (iii) restricting the exercise of rights with respect to capital stock, in certain circumstances in which a stockholder would potentially hold more than 9.9% of the total issued and outstanding shares of GDH Delaware (or, following the Reorganization Merger, Pubco) on a fully diluted basis.
Appraisal Rights	Minority shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.	With certain exceptions, generally, a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger. In the event appraisal rights are available in connection with a merger or consolidation, pursuant to the DGCL, stockholders who properly demand and

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	Cayman Islands	Delaware
perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery, plus interest, if any, on the amount determined to be the fair value, from the effective time of the merger or consolidation through the date of payment of the judgment.
Inspection of Books and Records	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company (but do have a right to know who the directors of a company are and to receive a copy of the memorandum and articles of association of the company).	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.
Stockholder/Shareholder Lawsuits	In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.	A stockholder may bring a derivative suit subject to procedural requirements.
Fiduciary Duties of Directors	A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole. In addition to fiduciary duties, directors owe a duty of care, diligence and skill. Such duties are owed to the company but may also be owed directly be owed direct to creditors or shareholders in certain limited circumstances.
Directors must exercise a duty of care and duty of loyalty and good faith to a corporation and its stockholders.
The Proposed Organizational Documents waive any corporate opportunity doctrine and similar claims against any non-employee directors (other than to the extent any corporate opportunity is offered to a non-employee director in his or her capacity as a director).

Indemnification of Directors and Officers	A Cayman Islands company generally may indemnify its directors or officers except with regard to actual fraud or willful default.
A corporation is generally permitted to indemnify its director and officers.
The Proposed Bylaws provide for indemnification of executive officers and directors acting in good faith. GDH Delaware (or, following the Reorganization Merger, Pubco) may also enter into a contractual indemnification agreement with each of its directors at the time of the Nasdaq listing, if successful.

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	Cayman Islands	Delaware
Limited Liability of Directors	Liability of directors may be limited, except with regard to their actual fraud or willful default.
Liability of directors may be limited or eliminated, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends or improper personal benefit.
The Proposed Organizational Documents limit or eliminate the liability of a director to GDH Delaware (or, following the Reorganization Merger, Pubco) or its stockholders to the extent permitted under Delaware law.

Forum Selection	N/A	The Proposed Organizational Documents provide that, unless GDH Delaware (or, following the Reorganization Merger, Pubco) consents to a different forum, (i) certain specified actions and proceedings may only be brought before the Court of Chancery of the State of Delaware (or another state or federal district court in the State of Delaware), and (ii) any complaint asserting a cause of action arising under the Securities Act may only be brought before the federal district courts of the United States.
The Existing Organizational Documents, which govern GDHL’s affairs under the Cayman Islands Companies Act (As Revised) differ materially from the Proposed Organizational Documents, which will govern GDH Delaware’s affairs under the DGCL. Accordingly, GDHL shareholders are being asked to approve four separate proposals with respect to certain material differences between the Existing Organizational Documents and the Proposed Organizational Documents, which are referred to as the “Domestication Charter and Bylaws Differences.” A summary of each of the Domestication Charter and Bylaws Differences Proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Organizational Documents.
	Existing Organizational Documents	Proposed Organizational Documents
Quorum for Shareholder Action—Organizational Documents Proposal A	The Existing Organizational Documents provide that two or more GDHL shareholders holding at least 25% in par value of the GDHL ordinary shares entitled to vote constitutes a quorum for a GDHL shareholder meeting.	The Proposed Organizational Documents provide that presence of a majority of the outstanding voting power of GDH Delaware at a GDH Delaware shareholder meeting constitutes a quorum for a GDH Delaware shareholder meeting, except where a separate vote by a class or series of classes of shares is required, the presence in person or by proxy of a majority of the voting power of all outstanding shares of stock of such class or series of classes, as applicable, constitutes quorum.

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	Existing Organizational Documents	Proposed Organizational Documents
Removal of Directors—Organizational Documents Proposal B	The Existing Organizational Documents provide that any director may be removed by an affirmative vote of at least 66 2/3% of the total voting power of the outstanding GDHL ordinary shares.	The Proposed Organizational Documents provide that directors may be removed, with or without cause, by the majority vote of the total voting power of outstanding shares of GDH Delaware common stock, voting together as a single class.
Exclusive Forum— Organizational Documents Proposal C	The Existing Organizational Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.	The Proposed Organizational Documents provide that, unless GDH Delaware consents to a different forum, (i) certain specified actions and proceedings may only be brought before the Court of Chancery of the State of Delaware (or another state or federal district court in the State of Delaware), and (ii) any complaint asserting a cause of action arising under the Securities Act may only be brought before the federal district courts of the United States.
Ownership Limitations— Organizational Documents Proposal D	The Existing Organizational Documents do not contain provisions relating to ownership limitations.	In order to comply with applicable money transmitter laws in the United States, the Proposed Organizational Documents provide that GDH Delaware’s board may take certain actions including (i) preventing the transfer of capital stock, (ii) redeeming capital stock at par or (iii) restricting the exercise of rights with respect to capital stock, in certain circumstances in which a stockholder would potentially hold more than 9.9% of the total issued and outstanding shares of GDH Delaware on a fully diluted basis.
GDHL shareholders are being asked to consider and vote upon the Domestication Charter and Bylaws Amendment and the Domestication Charter and Bylaws Differences. BitGo stockholders are not being asked to consider and vote upon, on a standalone basis, the Domestication Charter and Bylaws Amendment or the Domestication Charter and Bylaws Differences.
The Domestication Charter and Bylaws Amendment will occur concurrently with the Domestication, which the Merger Agreement contemplates will occur on the business day prior to the date of the Reorganization Merger and the closing of the BitGo Acquisition, unless GDHL and Pubco elect to complete the Domestication earlier. The BitGo Acquisition is expected to occur upon the satisfaction (or, if permitted, waiver) of all of the conditions set forth in the Merger Agreement and described in this prospectus.
The Issuance of Class B Common Stock
Following the Domestication but immediately prior to the Reorganization Merger, subject to the approval of GDHL shareholders, GDH Delaware expects to issue a number of shares of Class B common stock of GDH Delaware (which shares of Class B common stock of GDH Delaware will convert automatically

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and by operation of law on a one-for-one basis into shares of Class B common stock of Pubco in the Reorganization Merger) to each existing limited partner of GDH LP (which is referred to as an “Existing LP”) holding Class B Units of GDH LP equal to the number of Class B Units of GDH LP held by each such Existing LP immediately following the Domestication (which issuance is referred to as the “Issuance of Class B Common Stock”).
The shares of Class B common stock of Pubco into which the shares of Class B common stock of GDH Delaware issued in the Issuance of Class B Common Stock will convert in the Reorganization Merger will not represent any economic interest in GDH Delaware or Pubco, and will solely represent voting interests in Pubco (with each Existing LP continuing to hold their economic interest in GDH LP directly by virtue of their ownership of LP Units, into which the Class B Units of GDH LP will convert by operation of law upon consummation of the Concurrent Domestication of GDH LP). Each holder of a share of Class B common stock of GDH Delaware (and, following the Reorganization Merger, Pubco) will be entitled to one vote per share, and will vote together with holders of shares of Class A common stock on all matters submitted to a vote of holders of GDH Delaware (and, following the Reorganization Merger, Pubco) common stock. See the section entitled “Description of Pubco Capital Stock.”
GDHL shareholders, excluding persons required to be excluded for the purpose of such vote under Multilateral Instrument 61-101—Protection of Minority Securityholders in Special Transaction (which is referred to as “MI 61-101”), are being asked to consider and vote upon the Issuance of Class B Common Stock. BitGo stockholders are not being asked to consider and vote upon, on a standalone basis, the Issuance of Class B Common Stock.
The Issuance of the Class B common stock of GDH Delaware to each Existing LP holding Class B Units of GDH LP is a “related party transaction” for the purposes of MI 61-101. The issuance of such stock must be approved by a resolution passed by simple majority, excluding persons required to be excluded for the purpose of such under MI 61-101. The Issuance of Class B Common Stock will occur immediately following the Domestication, which the Merger Agreement contemplates will occur on the business day prior to the date of the Reorganization Merger and the closing of the BitGo Acquisition, unless GDHL and Pubco elect to complete the Domestication earlier. The BitGo Acquisition is expected to occur upon the satisfaction (or, if permitted, waiver) of all of the conditions set forth in the Merger Agreement and described in this prospectus.
The Reorganization Merger
Among other transactions, following the Reorganization, Reorganization Merger Sub, a wholly-owned subsidiary of Pubco, which was incorporated as a Delaware corporation on April 23, 2021 solely for the purpose of consummating the transactions described in this registration statement and that does not have any assets or operations, will merge with and into GDH Delaware, with GDH Delaware continuing as the surviving corporation and as a direct wholly-owned subsidiary of Pubco, which merger is referred to as the “Reorganization Merger.” In the Reorganization Merger, each share of Class A common stock and Class B common stock of GDH Delaware outstanding as of immediately prior to the Reorganization Merger will convert, automatically and by operation of law, on a one-for-one basis into one share of Class A common stock and Class B common stock of Pubco, respectively. Additionally, in the Reorganization Merger, the certificate of incorporation and bylaws of Pubco will be amended and restated to be substantively identical to the Proposed Organizational Documents (and the term “Proposed Organizational Documents” shall refer, following the Reorganization Merger, to the certificate of incorporation and bylaws of Pubco as so amended). Following the Reorganization Merger, each share of Class A common stock and Class B common stock of Pubco will entitle its holder to one vote per share on all matters submitted to a vote of Pubco stockholders. Shares of Class B common stock of Pubco will not have any rights to receive dividends or distributions on liquidation of Pubco (beyond their par value).
As a result of and following the Reorganization and the Reorganization Merger, as described in this prospectus, Pubco will succeed GDHL as the publicly traded company in which existing holders of GDHL ordinary shares will own their interests, and all securities being registered pursuant to the registration statement of which this prospectus is a part will be issued by Pubco as the continuing entity following such transactions.

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Following the Reorganization and the Reorganization Merger, Pubco will be a holding company. All of our activities are, and will following the Reorganization and the Reorganization Merger be, conducted through GDH LP and its subsidiaries, and Pubco’s principal assets following the Reorganization and the Reorganization Merger will be its direct and indirect ownership of (i) certain limited partnership interests of GDH LP, which will entitle it to a corresponding percentage ownership of the economic interest in our business, and (ii) all of the general partnership interests of GDH LP, which will entitle it to control our business. Following the Reorganization and the Reorganization Merger, (i) Pubco will own 100% of GDH Delaware, which will be the sole general partner of GDH LP and thereby will control all actions of GDH LP, and (ii) entities controlled by Michael Novogratz will own and control approximately [•]% of Pubco’s voting securities and ultimately effectively control our business.
Assuming the Reorganization is approved by GDHL shareholders, the Reorganization Merger is not required to be, and will not be, submitted to a vote of GDHL or GDH Delaware shareholders. BitGo stockholders are not being asked to consider and vote upon, on a standalone basis, the Reorganization Merger.
Pursuant to the registration statement of which this prospectus forms a part, Pubco is registering shares of Pubco Class A common stock issuable to GDHL shareholders upon completion of the Domestication (in which GDHL shareholders’ ordinary shares of GDHL will automatically and by operation of law, on a one-for-one basis into an equivalent number of shares of Class A common stock of GDH Delaware) and the Reorganization Merger (in which each share of Class A common stock of GDH Delaware will further convert, automatically and by operation of law, on a one-for-one basis into one share of Class A common stock of Pubco).
The Reorganization Merger is expected to occur on the date of the closing of the BitGo Acquisition, one minute prior to the effective time of the Second Merger. The BitGo Acquisition is expected to occur upon the satisfaction (or, if permitted, waiver) of all of the conditions set forth in the Merger Agreement and described in this prospectus.
Domestication of GDH LP and Amendment of GDH LP’s Limited Partnership Agreement
Concurrently with the Domestication, GDH LP also expects to deregister under the Cayman Islands Companies Act (As Revised) and domesticate under Section 15-901 of the Delaware Revised Uniform Partnership Act, pursuant to which domestication the jurisdiction of formation for GDH LP will be transferred by way of continuation from the Cayman Islands to the State of Delaware (which is referred to as the “Concurrent Domestication of GDH LP”).
Upon the completion of the Concurrent Domestication of GDH LP, GDH LP will enter into the Amended LP Agreement, pursuant to which all of GDH LP’s Class A Units and Class B Units will be reclassified into a single class of units of GDH LP (“LP Units”). Under the Amended LP Agreement, holders of LP Units (other than us and our wholly-owned subsidiaries), including the Existing LPs, will have the right, from and after the completion of the Reorganization, and if consummated, the BitGo Acquisition (subject to the terms of the Amended LP Agreement), to require GDH LP to redeem all or a portion of their LP Units for, at our election, newly issued shares of Class A common stock of Pubco on a one-for-one basis or a cash payment equal to the volume-weighted average market price of one share of Class A common stock of Pubco for each LP Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Amended LP Agreement. Additionally, in the event of a redemption request from a holder of LP Units, we may, at our option, effect a direct exchange of cash or Class A common stock of Pubco for LP Units in lieu of such a redemption. A corresponding number of shares of Class B common stock of Pubco will be cancelled on a one-for-one basis if we, following a redemption request from a holder of LP Units, redeem or exchange LP Units of such holder pursuant to the terms of the Amended LP Agreement. See “Certain Relationships and Related Party Transactions—Amended and restated GDH LP agreement.” Except for transfers to us or to certain permitted transferees pursuant to the Amended LP Agreement, the LP Units and shares of Class B common stock may not be sold, transferred or otherwise disposed of.

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Tax Receivable Agreement
GDHL is currently party to a tax receivable agreement with the TRA Parties and, in connection with the Reorganization, Pubco will enter into the Tax Receivable Agreement with the TRA Parties that provides for the payment by us to the TRA Parties of 85% of the amount of cash savings, if any, in U.S. federal, state and local and foreign income tax or franchise tax that Pubco actually realizes as a result (i) of any increase in tax basis in GDH LP’s assets resulting from redemptions or exchanges by those holders of LP Units and payments made under the Tax Receivable Agreement, and (ii) deductions in respect of interest with respect to payments made under the Tax Receivable Agreement, as and when such tax benefits are realized. Pubco will be required to make similar payments to GDH LP limited partners who previously exchanged their partnership interests in GDH LP for GDHL ordinary shares. We will retain the benefit of the remaining 15% of these tax savings.
Nasdaq Listing
GDHL’s ordinary shares are currently listed on the TSX. In connection with the Reorganization, we intend to apply to have Pubco’s Class A common stock approved for listing on the Nasdaq, either concurrently with or subsequent to consummation of the Reorganization, the Reorganization Merger and the BitGo Acquisition. For a period of time following the consummation of the Reorganization, and immediately following our intended listing on the Nasdaq, we will remain listed on the TSX. Pubco ultimately may choose to delist its shares from the TSX in the future, which would not require further shareholder approval under TSX rules provided an acceptable alternative market exists for Pubco’s Class A common stock. There can be no assurance as to whether such listing and/or delisting will occur on the terms described herein or at all.
The Special Committee and Canadian Securities Law Matters
GDHL is a reporting issuer in all provinces and territories of Canada and accordingly is subject to requirements of the securities legislation and regulations thereunder of each province and territory of Canada and the rules, instruments, policies and orders of each Securities Regulator made thereunder (which are referred to collectively as “Canadian Securities Laws”), including MI 61-101, which regulates transactions that raise the potential for conflicts of interest. MI 61-101 regulates certain types of transactions to ensure fair treatment of security holders when, in relation to a transaction, there are persons in a position that could cause them to have an actual or reasonably perceived conflict of interest or informational advantage over other security holders.
Pursuant to MI 61-101, if a transaction meets the definition of a “related party transaction” then some of the following may be required: (i) enhanced disclosure in documents sent to security holders, (ii) the approval of security holders excluding, among others, “interested parties” (as defined in MI 61-101), (iii) a formal valuation of the equity securities being acquired, prepared by an independent and qualified valuator, and (iv) an independent committee of the directors of the reporting issuer to carry out specified responsibilities. The security holder protections provided by MI 61-101 go substantially beyond the requirements of corporate law. The issuance by GDH Delaware (and, in the Reorganization Merger, Pubco) of shares of Class B common stock to our Founder, the directors and senior officers of GDHL and the managers of and senior officers of GDH GP who hold Class B Units of GDH LP is a “related party transaction” pursuant to MI 61-101. The Reorganization Merger is not a “business combination” pursuant to MI 61-101.
GDHL’s board of directors formed the Special Committee to consider the Reorganization. The Special Committee retained independent counsel, Fasken Martineau DuMoulin LLP (which is referred to as “Fasken”), Jenner & Block LLP (which is referred to as “Jenner”) and an independent financial advisor, Echelon Wealth Partners (which is referred to as “Echelon”). In consultation with these advisors, GDHL’s board of directors, upon the recommendation of the Special Committee, determined that the fair market value of the subject matter of the transaction and the consideration for the transaction is not readily determinable as there is no market to determine the fair market value of the voting rights exchanged in the proposed Reorganization. Notwithstanding this determination, GDHL’s board of directors, acting in good faith and based on the recommendation of the Special Committee with the input from its independent financial and legal advisors, concluded that neither the fair market value of the subject matter of the

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transaction nor the consideration for the transaction exceeds 25% of the market capitalization of GDHL. The subject matter of the related party transaction is the transfer of control of the general partnership interests of GDH LP from GDH GP and, indirectly, GGI (a company controlled by our Founder) to GDH Delaware. GDH LP is the operating entity of GDHL and, currently, GDHL has a minority noncontrolling interest in GDH LP. The consideration for the Founder ultimately transferring control of the general partnership interests of GDH LP from GDH GP to Pubco is the issuance of Class B common stock of Pubco (with no economic interest) that give our Founder (i) the same control over Pubco that he would have upon conversion of his existing Class B Units of GDH LP into ordinary shares of GDH LP and (ii) the same control over GDH LP he has now but through Pubco rather than through GDH GP. There are no economic rights associated with the Class B common stock that are to be issued to our Founder. Under our current structure, our Founder has no control over GDHL but has complete control over GDH LP. Following the Reorganization, our Founder will have control over Pubco with no direct control over GDH LP. Our Founder will have a right to nominate one director to Pubco following the Reorganization. Prior to the Reorganization, our Founder currently has a right to be nominated for election as a director at each annual general meeting of GDHL’s shareholders.
The Reorganization does not involve a purchase of securities to effect a change of control. The transaction is simply a reorganization of the corporate and capital structure that effects a transfer of control from a subsidiary operating entity level to a parent holding company level but does not involve a transfer of any economic or other rights of the parties. There is no recognized (non-arbitrary) manner or market by which to value the fair market value of the voting control of a holding company that is separate and apart from its economic value or the fair market value of voting control of an operating entity, which is being exchanged for voting control of the holding company. The financial advisor for the Special Committee considered in detail the value of the subject matter and the consideration to be received as part of the Reorganization. Although there were no precedent transactions directly on point to this transaction and no market whereby the value of standalone voting rights could be determined, the most analogous transactions (although not perfectly analogous) that could provide some insight as to the “potential” value of standalone voting rights involving a collapse of a multiple voting/dual class structure that result in the elimination of the controlling voting rights of such shares but maintains the existing economic rights of the shareholders. Given that the shareholders’ economic rights in these precedent transactions were not compromised (other than by dilution in favor of the multiple voting shareholder) and only the “voting rights” were being eliminated, one basis to consider the value for such “voting rights” was the premium paid in those transactions, with the premium being calculated as the percentage of share ownership issued to the multiple voting shareholder in excess of its current economic ownership (resulting in dilution to the other class of shareholders). In the recent precedent transactions in the Canadian public markets whereby multiple voting/dual class structures were eliminated that included premiums paid to the multiple voting shareholder, premiums ranged from 0.8% to 11.4%, representing even at the anomalous upper extreme far less than 25% of the market capitalization of the target company under section 5.5 of MI 61-101.
GDHL’s board of directors and the Special Committee determined the market capitalization of GDHL pursuant to subsection (a) of its definition under section 1 of MI 61-101 (as a published market exists). Reliance was not placed on any exemptive relief to include the equity value of GDH LP as is the case in typical REIT related party transactions. GDHL’s board of directors did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Reorganization. GDHL’s officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and expertise of GDHL’s advisors, enabled them to make the necessary analyses and determinations regarding the Reorganization.
As a result, GDHL is exempt from the requirements to obtain a formal valuation and obtain “majority of the minority” approval under Sections 5.5(a)(i) and 5.7(a) of MI 61-101. See the section entitled “The Proposed Transactions—The Reorganization—GDHL’s Background to and Reasons for the Reorganization.”
Minority Approval of GDHL’s Shareholders
Notwithstanding that no “majority of the minority” approval is required under MI 61-101, the Special Committee and GDHL’s board of directors determined to also seek such approval from GDHL’s shareholders.

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As a result, the Issuance of Class B Common Stock Proposal will require the affirmative vote of a majority of the votes attached to GDHL ordinary shares held by GDHL shareholders present in person or virtually or represented by proxy at the Meeting, excluding for this purpose votes attached to GDHL ordinary shares held by (i) GDHL, (ii) “interested parties,” (iii) any “related party” of an “interested party” and (iv) any person that is a “joint actor” (as such terms are defined in MI 61-101) with the foregoing.
To the knowledge of the directors and senior officers of GDHL after reasonable inquiry, as at the date of this prospectus, the GDHL shareholders whose votes are required to be excluded for purposes of “minority approval” in accordance with MI 61-101, as described above, beneficially owned, or exercised control or direction over, an aggregate of [•] GDHL ordinary shares representing approximately an aggregate of [•]% of the outstanding GDHL ordinary shares.
Details of such holdings are as follows:
Name	Relationship with GDHL	Number of GDHL Ordinary Shares	% Voting Participation
Michael Novogratz(1)	Interested Party	[•]	[•]
Damien Vanderwilt	Interested Party	[•]	[•]
Steve Kurz	Interested Party	[•]	[•]
Andrew Siegel	Interested Party	[•]	[•]
Kim Pillemer	Interested Party	[•]	[•]
[•]	Interested Party	[•]	[•]

Notes:
(1)
Michael Novogratz is the beneficial owner of the securities through Galaxy Group Investments LLC, Novofam Macro LLC and family trusts controlled by Michael Novogratz.

GDHL’s Background to and Reasons for the Reorganization
Background
While the Reorganization is intended to normalize GDHL’s corporate and capital structure and align all stakeholders’ interests at the Pubco level, the Issuance of Class B Common Stock is a “related party transaction” pursuant to MI 61-101. GDHL’s board of directors (which is referred to as the “Board”) formed the Special Committee of independent directors, comprised of all the directors of GDHL, other than Michael Novogratz (who is referred to as the “Founder” or “Michael Novogratz”) to consider the Reorganization. The Special Committee retained independent counsel, Fasken and Jenner, and an independent financial advisor, Echelon. The Special Committee met formally in person and by telephone six times from March 12, 2021 until the announcement of the Reorganization. In addition, members of the Special Committee engaged in discussions with each other and with representatives of Citigroup Inc. (which is referred to as “Citi”), Echelon, Jenner and Fasken on numerous other occasions. The following is a summary of the material events, meetings, negotiations and discussions leading up to the public announcement of the Reorganization on May 5, 2021.
The Board from time to time evaluates business alternatives and strategic opportunities available to GDHL as part of its ongoing review and oversight of GDHL’s business, with a view to the best interests of GDHL. As part of this process, the Board has, from time to time, considered a variety of strategic alternatives available to GDHL, including redomiciling GDHL to the United States and normalizing its corporate structure.
In February 2021, management of GDHL began to consider alternatives to achieve a normalized capital structure and to redomicile GDHL from the Cayman Islands to the United States. On February 8, 2021, management of GDHL met with Blake, Cassels & Graydon LLP (which is referred to as “Blakes”), Davis Polk & Wardwell LLP(which is referred to as “Davis Polk”) and Maples Group (which is referred to as “Maples”) to discuss structuring and preliminary considerations for (i) a redomiciling of GDHL from the Cayman Islands to Delaware; (ii) a reorganization of GDHL and GDH LP that would include the holders of

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Class B Units of GDH LP receiving a new class of common stock of GDHL Delaware and (iii) a listing of the shares of Pubco on the Nasdaq.
From February 8, 2021 through February 16, 2021, Davis Polk, Blakes, Maples worked on evaluating the feasibility of the Reorganization.
On February 16, 2021, the Board held a meeting where it discussed the potential BitGo Acquisition. At this meeting, management of GDHL presented on the potential redomiciliation of GDHL from the Cayman Islands to the United States.
From February 16, 2021 through February 26, 2021, Davis Polk, Blakes, Maples continued to work on evaluating the feasibility of the Reorganization.
The Board held a meeting on February 26, 2021. Management of GDHL presented to the Board on the possibility of undertaking the Reorganization. Representatives of Davis Polk and Blakes attended the meeting. Management of GDHL explained to the Board that they were considering a possible Reorganization, which would allow GDHL to redomicile to the State of Delaware, simplify and normalize its capital structure, pursue a US listing and facilitate potential acquisitions. Counsel advised the Board of the duties and responsibilities of the directors in the context of the Reorganization under corporate law. Davis Polk outlined alternatives available to the Board, including continuing GDHL’s current structure (i.e., the status quo). Blakes advised that the possible Reorganization involved restructuring the Class B Units of GDH LP and that Michael Novogratz, a director and the Chief Executive Officer of GDHL, and certain other officers of GDHL are holders of Class B Units of GDH LP and, as a result, portions of the Reorganization would constitute a related party transaction for the purposes of MI 61-101. The Board discussed matters of independence, including possible Special Committee membership considerations in that regard. The Board discussed these alternatives and unanimously agreed that management should continue to pursue the possible Reorganization. The Board agreed to establish the Special Committee, consisting of Bill Koutsouras (Chair), Nereida Flannery, Theagenis Iliadis and Dominic Docherty to: (i) review the proposal made to effect the Reorganization, (ii) evaluate the Reorganization and any other alternatives available to GDHL which may be in the best interests of GDHL, including maintenance of the status quo (each such alternative, a “Potential Alternative”), (iii) oversee any related negotiations, and (iv) make recommendations to the Board respecting the Reorganization or a Potential Alternative. The Special Committee was also given the power to engage independent legal counsel and retain financial and other professional advisors.
From February 26, 2021 through March 12, 2021 management of GDHL, Davis Polk and Blakes continued background work related to the structuring of the possible Reorganization. Management of GDHL kept the Chair of the Special Committee appraised of the work.
The Special Committee held a meeting on March 12, 2021, with representatives of Blakes and Davis Polk in attendance. The Special Committee and those in attendance discussed, among other things, the development of the Special Committee’s mandate, considerations under MI 61-101, and whether to retain independent legal counsel and financial advisor(s) and/or valuator(s). The Special Committee determined that it wished to retain independent counsel and agreed to further consider the foregoing matters further with such counsel. The Special Committee then discussed whether it should request compensation for their service. The Chair of the Special Committee proposed that, at this time and consistent with other committee service, the Special Committee not receive any additional compensation. He added that if the time commitment associated with the Special Committee were to materially increase then they could reconsider this matter. The other members of the Special Committee agreed with the Chair’s proposal.
On March 16, 2021, the Special Committee met and determined to retain Fasken as independent legal counsel.
On March 18, 2021, the Special Committee met with Fasken to discuss the mandate of the Special Committee and review the duties and responsibilities of the members. Fasken outlined the requirements for a “related party transaction” and the process required under MI 61-101 and the steps to the proposed Reorganization were reviewed. Fasken worked with the Chair of the Special Committee to create a list of financial advisors for the Special Committee to consider retaining.

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The Chair of the Special Committee and Fasken interviewed a number of prospective financial advisors. On April 18, 2021 the Special Committee retained Echelon as financial advisor in connection with the Reorganization, following confirmation that Echelon qualified as independent.
During March and early April, management of GDHL and Davis Polk and Blakes continued background work related to the structuring of the possible Reorganization. Management of GDHL kept the Chair of the Special Committee appraised of their work and Blakes and Fasken had numerous communications regarding such work. During these calls, it was indicated that management of GDHL was considering the possibility of including a “staggered board” as part of the new governance of Pubco.
On April 9, 2021, the Special Committee met with Fasken to discuss the progress of the Reorganization, draft documentation, key terms of the Reorganization, tax consequences of the possible Reorganization and the possibility of including a staggered board as part of the new governance of Pubco.
On April 14, 2021, the Chair of the Special Committee and Fasken met with Davis Polk and Blakes to discuss, among other matters, the proposed structuring of the possible Reorganization, timing, certain diligence issues, regulatory matters (including TSX rules and approvals), and additional information requested by the Special Committee.
On April 15, 2021, the Special Committee met with Fasken to discuss the progress of the structuring of the possible Reorganization and the additional information the Special Committee required for their deliberations.
Between April 15, 2021 and April 22, 2021, Fasken engaged in discussions with Blakes and Davis Polk in respect of additional information and questions posed by the Special Committee which included review and discussion of the current structure of GDHL and GDH LP and share capital matters, the proposed share terms and governing documents of Pubco following the Reorganization, consents and approvals that may be required, direct and indirect costs of the Reorganization, accounting treatment of the Reorganization, current and proposed governing documents (including proposed shareholder protections following the Reorganization), tax matters and regulatory issues. On April 21, 2021, the Special Committee retained Jenner, as its independent United States counsel, to assist with the review, assessment and comparison of the various governance and shareholder protections under Delaware law.
On April 22, 2021, the Special Committee met and received a presentation from management of GDHL, together with Citi, which is a general financial advisor to the Company, summarizing the anticipated implications of the Reorganization for Shareholders and other considerations that were mitigating factors, including those described below under the heading “Information and Factors Considered by the Special Committee”. After management of GDHL and Citi left the meeting, the Special Committee discussed these matters with its independent advisors.
From April 22, 2021 to April 27, 2021, management of GDHL engaged in discussions with the Chair of the Special Committee in order to keep the Special Committee updated with timing and process.
On April 27, 2021, the Special Committee met to discuss the Reorganization and whether the Special Committee would recommend the Board approve the Reorganization, subject to certain conditions and requirements. The Special Committee discussed at length the advice of its independent financial and legal advisors, the review and finding of the existing constating documents of GDHL and GDH LP and the structure under the proposed Reorganization, the general tax implications, the benefits and disadvantages to the Minority Shareholders and considered the increased litigation and insurance costs of a United States domiciled company. The Special Committee considered Potential Alternatives, including maintaining the status quo, collapsing the current operating subsidiary held by a public holding company structure through the conversion of GDH LP units into Ordinary Shares and a reorganization without a redomicilation to Delaware.
On April 29, 2021, counsel at Fasken contacted counsel at Blakes and advised that the Special Committee would require the following if it were to support the proposed Reorganization:
1.
GDHL will seek “majority of the minority” approval of the Reorganization in accordance with MI 61-101, notwithstanding that no such approval is required under MI 61-101.

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2.
GDHL will not be relying on the “control company exemptions” under the rules of Nasdaq at the time of the Reorganization and, if it does in the future intend to rely on these exemptions, such decision will be made by the independent directors.

3.
There will not be a staggered board implemented as part of the Reorganization.

4.
The management information circular to be prepared in connection with seeking Shareholder approval of the Reorganization will provide disclosure to Shareholders to make a fully informed decision regarding the Reorganization and will comply with the applicable requirements of MI 61-101; and

5.
The documents (including the management information circular) implementing the Reorganization will be reviewed and negotiated under the supervision of the Special Committee.

On May 2, 2021, the Board met to discuss the Reorganization and the Special Committee delivered its recommendations to the Board. The Chair of the Special Committee noted that the mandate and purpose of the Special Committee was to evaluate the proposed Reorganization and act as a procedural safeguard to ensure that key decisions are made by directors whose judgment is, and is perceived to be, free of conflicts. He shared with the Board the Special Committee’s process, including, among other things, holding six meetings, hiring independent counsel and an independent financial advisor and reviewing the benefits and disadvantages of the proposed Reorganization to the Minority Shareholders and to GDHL. The Chair of the Special Committee noted that, in addition to considering the terms of the proposed Reorganization, the Special Committee considered whether the fair market value of the securities to be issued to interested parties (as defined in MI 61-101) and the consideration to be received by GDHL is not readily determinable, and in such case whether such fair market value is less than 25% of the market capitalization of GDHL, both of which are important determinations relating to whether GDHL must obtain a formal valuation under certain Canadian Securities Law requirements. The Chair of the Special Committee outlined the framework that the independent financial advisor prepared for the Special Committee to assist it in making these determinations. The Chair of the Special Committee advised that the Special Committee, after taking into account legal and financial advice, had determined that GDHL may rely upon an exemption from the valuation requirements for the Reorganization as the fair market value of the securities to be issued to interested parties and the consideration to be received by GDHL is: (i) not readily determinable, and (ii) the Special Committee acting in good faith has determined that each such fair market value is less than 25% of the market capitalization of GDHL. The Chair of the Special Committee then conveyed the Special Committee’s recommendations to the Board that the proposed Reorganization is (i) fair to the Minority Shareholders and (ii) in the best interest of GDHL, and that the Board should approve the proposed Reorganization. He also noted that the recommendation is based on the conditions communicated on April 29, 2021.
Following receipt of the recommendations of the Special Committee, Michael Novogratz declared an interest in the proposed resolutions of the Board in respect of the Reorganization and abstained from the vote. Based on the unanimous recommendations of the Special Committee and after full discussion and deliberation and after review of the terms and conditions of the Reorganization:
1.
The Board determined that the steps of Reorganization are in the best interests of GDHL and fair to Shareholders (other than the Excluded Shareholders).

2.
The Board, acting in good faith, determined that the fair market value of each of (i) the shares of GDH Delaware lass B common stock to be issued to Michael Novogratz and other current senior officers of GDHL (which shares of Class B common stock of GDH Delaware will convert automatically and by operation of law on a one-for-one basis into shares of Class B common stock of Pubco in the Reorganization Merger) and (ii) the consideration to be received by GDHL (being the transfer of all of the general partnership interests of GDH LP) are not readily determinable but in any event are less than 25% of GDHL’s market capitalization (calculated in accordance with MI 61-101), and, as a result, GDHL is exempt from the requirements to obtain a formal valuation and obtain “majority of the minority” approval under Sections 5.5(a)(i) and 5.7(a) of MI 61-101.

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3.
The Board approved the Reorganization, subject to final resolution of the outstanding matters identified to the Board by management of GDHL, as determined by management of GDHL following review and approval by the Special Committee, and declared it advisable that GDHL proceed with the Reorganization.

4.
The Board (i) directed that the Reorganization be submitted for consideration by Shareholders at the Meeting, called for the purpose of considering the Reorganization and (ii) recommended that Shareholders (excluding the Excluded Shareholders) vote in favor of the Reorganization.

The BitGo Acquisition was also discussed and approved at the May 2, 2021 Board meeting. The completion of the Reorganization is not conditioned on the completion of the BitGo Acquisition, although the BitGo Acquisition is conditioned on the Reorganization being completed. The Board noted that this was one of the advantages of the Reorganization: the Reorganization, including the Domestication, would ultimately make Pubco’s shares attractive as consideration in acquisitions.
On May 5, 2021, immediately following final resolution of the outstanding matters by management of GDHL and review and approval by the Special Committee, the Reorganization was announced.
Information and Factors Considered by the Special Committee
In determining that the Reorganization is in the best interests of GDHL and fair to Minority Shareholders, and in making its recommendations to Board, the Special Committee undertook a thorough review of, and carefully considered, the terms of the Reorganization, received the advice of Echelon and Fasken and considered a number of factors. In view of the variety of factors and the amount of information considered in connection with the Special Committee’s evaluation of the Reorganization, the Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its determination and recommendation. The Special Committee’s determination and recommendation is based upon the totality of the information presented and considered by it. The determination and recommendation of the Special Committee were made after consideration of the factors noted herein, other factors and in light of the Special Committee’s knowledge of the business, financial condition and prospects of GDHL and considering the advice of the Special Committee’s financial, legal and other advisors. Individual members of the Special Committee may have assigned different weights to different factors. The factors considered include the following:
1.
Enhanced shareholder value—The Reorganization will provide increased liquidity through access to U.S. capital markets, which are the deepest, most dynamic and most liquid in the world and will improve flexibility for future equity and debt capital market needs. The Reorganization reduces complexity and restrictions arising from not being a U.S. registrant and from uncertainties around its future status as a “foreign private issuer.” It also allows greater access to and ability to communicate directly with its U.S. retail shareholder base. While GDHL has taken significant efforts to not direct any selling efforts to U.S. investors that are not qualified, nonetheless there is a sizable U.S. shareholder base, many of whom it cannot currently engage with due to regulatory restrictions. Redomiciling to the United States will eliminate restrictions on U.S. shareholder engagement. Galaxy will be able to share its mission broadly to enhance shareholder value.

2.
Normalized corporate structure—The Reorganization is shareholder friendly because it moves all voting rights to the publicly traded company into an “Up-C Structure” frequently used in the United States and well-understood by the market. The Reorganization is also expected to permit full consolidation vs. passive equity investment for the Pubco and GDH LP financial statement and for U.S. Investment Company Act purposes. As a result, financial reporting should be easier for the internal finance team to produce and for investors and equity analysts to understand.

3.
Normalized capital structure—The Reorganization removes restrictions on U.S. shareholder ownership by eliminating the certification and adjustment process currently in place (as described under the heading “Voting Shares and Principal Holders Thereof”), thereby opening significant possibilities for financing opportunities. Following the Reorganization, Pubco equity can be issued to U.S. residents with tax deferred treatment which may create additional opportunities for acquisitions and allows management to compensate all employees directly in equity.

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4.
Aligns all stakeholders’ interests, including shareholders, employees, and clients—All ultimate holders of Pubco common stock will vote together at the Pubco level following the Reorganization and the Reorganization Merger. In addition, since GGI, an entity beneficially owned by our Founder, will indirectly transfer the general partnership interests of GDH LP to Pubco, GDH LP will be controlled by Pubco, unlike under the current structure of GDHL where the general partnership interests of GDH LP are wholly-owned by GDH GP and, indirectly, GGI. There is no expected impact on creditors from the Reorganization.

5.
Headquarters—The Reorganization also aligns principal trading market, governing jurisdiction and governance structure to Galaxy’s established U.S. headquarters. It also permits the primarily U.S. executives to engage actively with established U.S. relationships for business and financing opportunities.

6.
Prominence, predictability, and flexibility of Delaware law.   For many years, the State of Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen the State of Delaware initially as a state of incorporation or have subsequently changed their corporate domicile to the State of Delaware. Because of the State of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in the State of Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as ours.

7.
Well-established principles of corporate governance.   There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a corporation’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. Such clarity would be advantageous to Galaxy, its directors and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for Galaxy stockholders from possible abuses by directors and officers. It is anticipated that the DGCL will continue to be interpreted and explained in a number of significant court decisions that may provide greater predictability with respect to corporate legal affairs.

8.
Increased ability to attract and retain qualified directors.   Redomiciliation from the Cayman Islands to the State of Delaware is attractive to directors, officers and GDHL shareholders alike. Pubco’s jurisdiction of incorporation being in the State of Delaware may make it more attractive to future candidates for the board of directors, because many such candidates are already familiar with Delaware corporate law from their past business experience. Candidates’ familiarity and comfort with Delaware law—especially those relating to director indemnification—draw such qualified candidates to Delaware corporations. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for Pubco stockholders from possible abuses by directors and officers. The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of

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directors for breaches of fiduciary duty in certain circumstances, in general, Delaware law is more developed and provides more guidance than Cayman law on matters regarding a corporation’s ability to limit director liability.
9.
Continuity—The Reorganization allows continuity of existence (with Pubco installed as the public parent company of GDHL) and continuity of asset ownership. There will be no material change in the carrying amount of the consolidated assets and liabilities of Galaxy solely as a result of the Reorganization. The business, capitalization, assets and liabilities and financial statements of Pubco immediately following the Reorganization will be the same as those of GDHL immediately prior to the Reorganization.

10.
Effects on share capital—Existing GDHL ordinary shares will ultimately become Class A common stock of Pubco and existing options and other security-based incentives of GDHL will ultimately become options and security-based incentives of Pubco. The economic rights of such securityholders will not change. The Reorganization is considered a new issuance of securities for U.S. securities law purposes and, hence, requires this prospectus and the registration statement on Form S-4 of which it forms a part, to be filed with and declared effective by the SEC. As a result, shares of Class A common stock of Pubco will be issued as freely tradeable for U.S. securities law purposes pursuant to a U.S. registration statement. Shares of Class A common stock of Pubco will also be issued as freely tradeable for Canadian securities law purposes, without the requirement to file a prospectus. The Reorganization allows continued public trading since trading should not be disrupted on the TSX prior to Galaxy’s anticipated Nasdaq listing.

11.
Contractual consents and approvals—There are no known material consents or approvals under contracts at the GDHL or GDH LP level for the Reorganization, except those required by pursuant to the Amended LP Agreement which are anticipated to be obtained.

12.
Tax considerations—Based on the facts and considerations described herein under the headings “Certain U.S. Federal Income Tax Considerations” and “Certain Cayman Islands Income Tax Considerations”, among others, there are no material adverse U.S. tax consequences because of the Reorganization or Reorganization Merger expected to apply (i) to Galaxy or (ii) to holders of options and other security-based incentives of GDHL. Going forward, Galaxy will be taxed as a U.S. entity but the actual impact is not meaningful due to existing tax obligations. For U.S. GDHL shareholders, there is a non-economic benefit due to removal of PFIC status. U.S. GDHL shareholders would no longer need to deal with annual PFIC information statements and related matters. Based on the facts and considerations described herein under the heading “Certain Canadian Federal Income Tax Considerations”, there are no material adverse Canadian tax consequences because of the Reorganization or the Reorganization Merger to Canadian Shareholders.

The Special Committee also considered numerous uncertainties, risks and other potential negative factors associated with the Reorganization, including, among others, the following:
1.
Increased litigation and insurance expenses—Following the Reorganization, Pubco may face potential increase in litigation and associated expenses. However, the potential for increased litigation as a U.S. company are mitigated by the benefits anticipated of operating as a U.S. public company due to increased ability to engage with the U.S. market. In addition, the cost of directors’ and officers’ insurance is expected to increase. The increased cost expected for required insurance as a U.S. public company is mitigated by the fact that the U.S. market has been more willing to engage with digital asset companies and as a result, the market for underwriting will be larger.

2.
Potentially heightened regulatory scrutiny—Pubco will be subject to SEC reporting standards similar to, but more stringent than, standards in Canadian markets following the Reorganization. In addition, Pubco is expected to remain a reporting issuer in Canada subject to Canadian Securities Laws for the foreseeable future. The stricter regulatory scrutiny and reporting environment are mitigated by ability to access the benefits of transparency, liquidity and flexibility of U.S. capital markets.

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3.
Non-completion—There are risks to GDHL if the Reorganization is announced and not completed, including the costs to GDHL in pursuit of the Reorganization and the potential impact on the trading price of GDHL’s ordinary shares and the market’s perceptions of GDHL’s prospects.

4.
Change in accounting principles and standards—The change to U.S. GAAP from IFRS will have a meaningful impact on the way cryptocurrency assets are accounted for, as digital assets will be accounted for as intangible assets rather than receive fair value accounting treatment. This concern is mitigated because management will be able to report non-GAAP metrics, which Galaxy believes more accurately reflect the current valuation of the digital asset portfolio, better reflect Galaxy’s actual book value and provide investors with more consistent and historically comparable results. The other changes not anticipated to be collectively material. In addition, a majority of investors are familiar with U.S. GAAP standards, reducing complexity to model and value the business.

5.
Business risks—There is a risk that the potential benefits of the Reorganization are not fully realized, or only partially realized, and recognizing that many of those benefits are uncertain and that there are many potential regulatory challenges associated with successfully completing the Reorganization. Costs relating to implementing the Reorganization may be significantly higher than expected. The Reorganization may be potentially disruptive to Galaxy as it may interrupt business operations, result in system integration issues or divert management’s time away from their usual roles.

The foregoing summary of the information and factors considered by Special Committee in making its recommendations to GDHL’s board of directors is not intended to be exhaustive but includes the material information and factors considered by Special Committee in its consideration of the Reorganization.
Recommendation of the Special Committee
The Special Committee unanimously determined that the proposed Reorganization is (i) fair to the Minority Shareholders and (ii) in the best interest of GDHL, and that GDHL’s board of directors should approve the proposed Reorganization.
Recommendation of GDHL’s Board of Directors
After careful consideration of, among other things, the unanimous recommendation of the Special Committee, the Board has determined (with the interested directors declaring their interest and abstaining on voting with respect to the resolutions related to the Reorganization) that the Reorganization is (i) fair to GDHL shareholders (other than Excluded Shareholders) and (ii) in the best interest of GDHL, and recommends that you vote or give instruction to vote “FOR” the approval of the Reorganization.

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THE PROPOSED TRANSACTIONS—THE SECOND MERGER AND THE BITGO ACQUISITION
The Second Merger and the BitGo Acquisition
Pursuant to the Merger Agreement, and subject to the terms and conditions set forth therein and the approval of BitGo stockholders, Merger Sub 2 will merge with and into BitGo, with BitGo continuing as the surviving corporation and an indirect wholly-owned subsidiary of GDH LP and a consolidated subsidiary of Pubco, which is referred to as the “Second Merger” and together with the Reorganization Merger, the “Mergers.” In the BitGo Acquisition, pursuant to the Merger Agreement, BitGo stockholders will receive cash and shares of Class A common stock of Pubco in exchange for their shares of stock of BitGo.
The aggregate consideration to BitGo stockholders will consist of 33.8 million shares of Class A common stock of Pubco and $265 million in cash, subject to certain adjustments and deferred purchase price considerations, implying an aggregate transaction value of approximately $1.2 billion based on GDHL’s closing share price of $[•] per share on May 4, 2021, the day prior to the date of the Merger Agreement (after converting such share price into U.S. dollars at an exchange rate of [•] CAD to USD as of [•], 2021), and $[•] based on GDHL’s closing share price of $[•] on [•] (after converting such share price into U.S. dollars at an exchange rate of [•] CAD to USD as of [•], 2022). Additionally, the number of shares of its Class A common stock that Pubco will issue to BitGo stockholders as consideration in the Second Merger may be adjusted upward to account for proceeds to BitGo from certain digital assets that are to be liquidated prior to the closing of the Second Merger in accordance with the Merger Agreement.
Because GDHL’s and, after the effectiveness of the Reorganization Merger, Pubco’s, share price will fluctuate between now and the closing of the Second Merger, and because the consideration to be received by BitGo stockholders will not be adjusted to reflect changes in GDHL’s and, after the effectiveness of the Reorganization Merger, Pubco’s, share price, BitGo stockholders cannot be sure of the value of the shares of Pubco Class A common stock they will receive in the transaction and the value of the shares of Pubco Class A common stock received by BitGo stockholders in the transaction may differ from the implied value based on, May 4, 2021, the share price on the day prior to the date of the Merger Agreement or on the date this prospectus is first distributed to BitGo stockholders.
Pursuant to the registration statement of which this prospectus forms a part, Pubco is registering shares of Pubco Class A common stock issuable to BitGo stockholders upon completion of the Second Merger.
The Second Merger is not required to be, and will not be, at any time submitted to a vote of GDHL, GDH Delaware or Pubco shareholders. BitGo stockholders must approve the Second Merger and also generally approve and adopt the Merger Agreement, which contemplates the Second Merger.
The Second Merger and the closing of the BitGo Acquisition are expected to occur upon the satisfaction (or, if permitted, waiver) of all of the conditions set forth in the Merger Agreement and described in this prospectus. None of the parties to the Merger Agreement can predict, however, the actual date on which the BitGo Acquisition will be completed, or whether it will be completed, because the closing of the BitGo Acquisition is subject to certain factors outside the control of each of the parties to the Merger Agreement.
Background To the BitGo Acquisition
BitGo regularly evaluates opportunities to achieve its long-term operational and financial goals and to enhance stockholder value, including through potential strategic transactions such as business combinations, divestitures, acquisitions and similar transactions. BitGo’s evaluation of such opportunities has included, from time to time, among other things, (i) continuing to execute on its business plan as an independent enterprise, (ii) potential opportunities for significant partnerships, strategic alliances, or acquisitions or business combinations to expand and strengthen its business and operations, (iii) an initial public offering of BitGo’s common stock (an “IPO”) and (iv) a possible sale or acquisition of, or business combination involving, BitGo.
On June 22, 2020, representatives of a publicly traded company (“Company A”) communicated to BitGo Company A’s interest in a potential acquisition of BitGo. BitGo and its Board of Directors (the “BitGo Board”) subsequently interviewed various investment banking firms and financial advisors, and on

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July 15, 2020, BitGo entered into an engagement letter with Qatalyst Partners LLC (“Qatalyst”) for Qatalyst to serve as financial advisor to BitGo in connection with evaluating and negotiating Company A’s proposal to acquire BitGo and to assist BitGo in assessing other potential strategic paths and opportunities. In August 2020, BitGo also engaged Sheppard Mullin Richter & Hampton LLP (“Sheppard”) to serve as BitGo’s outside legal counsel in connection with a potential business combination transaction.
Following additional discussions, Company A submitted to BitGo a proposed non-binding term sheet setting forth material terms of an all-cash offer for a proposed acquisition of BitGo by Company A. The BitGo Board, along with BitGo’s financial and legal advisors met on September 16, 2020 and again on September 23, 2020 to discuss the potential transaction with Company A. During the following weeks, BitGo, along with its financial and legal advisors, engaged in negotiations with Company A regarding a potential transaction.
On October 22, 2020, BitGo’s Chief Executive Officer received a communication from a publicly traded company (“Company B”) indicating its interest in a business combination transaction with BitGo.
On October 28, 2020, Company A informed BitGo that it had determined to terminate discussions regarding Company A’s proposed acquisition of BitGo.
The BitGo Board, along with BitGo’s financial and legal advisors from Qatalyst and Sheppard, met on October 28, 2020 to discuss alternative strategic transactions, including a potential business combination with Company B. BitGo’s management and Qatalyst then continued to explore the possibility of a business combination transaction, including the possibility of a transaction with Company B.
In December 2020, senior executives of a special purpose acquisition company (a “SPAC”) backed by certain major private equity funds (“Company C”) communicated to BitGo’s Chief Executive Officer that Company C was also interested in exploring a potential acquisition of BitGo, and BitGo and Company C commenced preliminary discussions regarding a potential transaction. On January 8, 2021, BitGo and Company C entered into a confidentiality agreement in connection with their discussions of a potential business combination transaction.
Galaxy has a history as an investor in BitGo. On October 12, 2018, Galaxy invested in BitGo’s Series B-1 Preferred Stock financing round, whereby Galaxy purchased 2,117,687 newly-authorized shares of BitGo’s Series B-1 Preferred Stock at a price of $3.5416 per share. As of [•], Galaxy’s ownership interest in BitGo consists of 2,117,687 shares of BitGo’s Series B-1 Preferred Stock, representing an approximate 2.21% ownership interest in BitGo on a fully-diluted basis. In connection with Galaxy’s purchase of such shares of BitGo’s Series B-1 Preferred Stock in 2018, Galaxy received the right to designate a representative to attend BitGo’s board meetings in a non-voting capacity, as well as other customary board observer rights, so long as Galaxy continues to hold at least 25% of the shares of BitGo’s Series B-1 Preferred Stock that Galaxy initially purchased from BitGo. Galaxy designated Christopher Ferraro, Co-President of Galaxy, as Galaxy’s initial observer to the BitGo board of directors, and as of [•], Mr. Ferraro continues to serve as Galaxy’s board observer designee.
On December 28, 2020, Mr. Ferraro informed BitGo’s Chief Executive Officer that Galaxy was interested in a potential business combination with BitGo. BitGo and Galaxy then begin preliminary discussions regarding a potential transaction, and on January 7, 2021, Galaxy and BitGo entered into a confidentiality agreement in connection with their discussions of a potential business combination transaction.
Discussions between BitGo and Galaxy and between BitGo and Company C continued simultaneously until February 12, 2021. On February 12, 2021, Galaxy provided to BitGo’s Chief Executive Officer a proposed non-binding letter of intent setting forth material terms of a business combination between Galaxy and BitGo Galaxy’s proposal offered to acquire BitGo at a valuation of $650 million on a cash-free, digital-asset free, and debt-free basis, with 40% of the aggregate consideration to be in the form of Galaxy stock, and the remaining consideration to be comprised of cash and $100 million in 1-year promissory notes to be issued by Galaxy. The proposal also required that BitGo’s employees would receive 100% of their transaction consideration in the form of Galaxy stock with the remaining stock, cash and debt consideration to be allocated pro rata among BitGo’s non-employee equity holders.

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On February 13, 2021, the BitGo Board met, along with BitGo’s financial and legal advisors from Qatalyst and Sheppard, to consider the terms of the proposed business combination with Galaxy. The Board instructed BitGo’s management and advisors to engage in negotiations with Galaxy regarding the terms of the proposed business combination. Following negotiations, the BitGo Board and BitGo’s advisors from Qatalyst and Sheppard met again on February 14, 2021, to discuss the status of negotiations with Galaxy regarding the proposed transaction terms. During this meeting representatives of Qatalyst provided a presentation to the BitGo Board analyzing the proposed terms of the business combination with Galaxy, including an analysis of Galaxy’s financial and operational performance and the historical performance of Galaxy’s stock price.
In consultation with its advisors, the BitGo Board determined that the valuation of BitGo proposed by Galaxy in its non-binding letter of intent was not as favorable as valuations contemplated in other indications of interest and proposals that BitGo had received but that there could be potentially significant additional long-term value in the opportunity to receive a substantial amount of Galaxy stock as transaction consideration. The BitGo Board determined that, in addition to seeking a higher initial transaction valuation, it would be in the best interest of BitGo’s stockholders to negotiate for a fixed number of shares of Galaxy stock as part of the acquisition consideration to allow the BitGo stockholders to participate in any increase in the Galaxy stock price during the period of negotiation and pendency of the definitive transaction documents. The BitGo Board also determined that maximizing the proportion of deal consideration to be provided in the form of Galaxy stock was likely to deliver greater long-term value to the BitGo stockholders.
Following the meeting of the BitGo Board on February 14, 2021, at the direction of the BitGo Board, BitGo and Sheppard prepared a revised draft of the non-binding letter of intent that provided for BitGo to receive as acquisition consideration (i) 36 million shares of Galaxy stock, as a fixed number of shares, regardless of fluctuations in the price of the Galaxy stock, and (ii) $265 million in cash, plus the value of the cash and digital assets held by BitGo as of the time of the transaction closing, less the amount of BitGo’s indebtedness at the time of the closing. BitGo’s revised proposal also provided to the inclusion of a mechanism to allow BitGo’s equity holders to elect to receive a greater than pro rata amount of Galaxy stock or cash, subject to cutbacks to maintain the overall mix of transaction consideration payable by Galaxy. The aggregate valuation of BitGo contemplated by BitGo’s revised draft of the non-binding letter of intent was approximately $803 million, based on a price of the Galaxy stock of $14.95 as of February 14, 2021 (calculated using on a Galaxy stock price of CAD $18.98 as of February 12, 2021 (the prior trading day) and Canadian Dollar to U.S. Dollar exchange rate of $0.787597 as of February 14, 2021).
BitGo and Galaxy and their respective financial and legal advisors continued to negotiate the terms of the letter of intent on February 14 and February 15, 2021, and on February 15, 2021 Galaxy delivered to BitGo a revised draft of the non-binding letter of intent that provided for BitGo to receive as acquisition consideration (i) 33.8 million shares of Galaxy stock, as a fixed number of shares, regardless of fluctuations in the price of the Galaxy stock, (ii) $182.5 million in cash at closing and (iii) $82.5 million in the form of 1-year promissory notes to be issued by Galaxy, and otherwise consistent with the material terms of BitGo’s February 14, 2021 counterproposal asset forth above.
On February 15, 2021, BitGo’s Chief Executive Officer and the members of the BitGo Board communicated electronically regarding the changes to Galaxy’s letter of intent, and BitGo and Galaxy and their respective advisors continued to negotiate certain provisions of the proposed non-binding letter of intent other than the material terms described above.
On February 16, 2021 BitGo and Galaxy executed the non-binding letter of intent (the “LOI”). At the time of execution of the LOI, the aggregate valuation of BitGo contemplated by the LOI was approximately $716 million, based on a price of the Galaxy stock of $13.34 as of February 16, 2021 (calculated using a Galaxy stock price of CAD $16.93 as of February 16, 2021 and Canadian Dollar to U.S. Dollar exchange rate of $0.787718 as of February 16, 2021).
Following execution of the LOI, BitGo and Galaxy negotiated the terms of definitive transaction documents, including the Merger Agreement, until April 2, 2021. As part of these discussions it was determined that the transaction consideration would not include $82.5 million in 1-year promissory notes to be issued by Galaxy and would instead provide for a full $265 million in cash, with $82.5 million of the cash

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amount to be subject to a one-year holdback by Galaxy, in part to secure certain indemnification obligations of the BitGo equity holders under the Merger Agreement.
During the course of the negotiations, the BitGo Board met with BitGo’s management and its financial and legal advisors from Qatalyst and Sheppard on multiple occasions to discuss the status of the negotiations with Galaxy. This included discussion at a regular meeting of the BitGo Board on February 23, 2021 and a special meeting of the BitGo Board on March 19, 2021. In addition, at the invitation of the BitGo Board and BitGo’s management, Damien Vanderwilt, Galaxy’s Co-President and Head of Global Markets, and Christopher Ferraro, Co-President of Galaxy, participated in the March 19, 2021 meeting of the BitGo Board and provided a presentation to the BitGo Board regarding Galaxy’s historical business operations and performance and its strategic outlook and business plans.
On April 2, 2021, BitGo and Galaxy entered into a letter agreement amending the LOI by extending the exclusivity period thereunder to April 23, 2021 and continued negotiation of the Merger Agreement and other definitive transaction documents.
On April 23, 2021, BitGo’s Chief Executive Officer received a communication from a digital asset financial services company (“Company D”) indicating its interest in an acquisition of BitGo, and on the same day BitGo informed Galaxy that it had received the communication from Company D. The BitGo Board met on April 23, 2021 to discuss the status of negotiations with Galaxy, receipt of the indication of interest from Company D and a potential further extension of exclusivity with Galaxy. At this meeting of the BitGo Board, representatives of Qatalyst also provided an updated analysis of certain terms of the proposed transaction in connection with certain transaction terms that had been modified since the time BitGo and Galaxy entered into the LOI.
Between April 23 and May 4, 2021 BitGo and Galaxy continued to negotiate the Merger Agreement and other definitive transaction documents. During this period, the BitGo Board held meetings on April 29, 2021, and May 2, 2021 to review with management and BitGo’s financial and legal advisors the status of negotiations with Galaxy and progress towards completion of definitive transaction documents.
After review of multiple drafts of the transaction documents, the BitGo Board met again the evening of May 4, 2021 and approved the proposed Merger Agreement, which set forth the definitive terms of the Second Merger.
Early in the morning on May 5, 2021, Galaxy and BitGo entered into the Merger Agreement. The same day, the parties publicly announced the execution of the Merger Agreement.
Before approving the Second Merger and the Merger Agreement, and over the course of the months during which BitGo was exploring, pursuing and negotiating the terms of the Second Merger and the Merger Agreement, BitGo’s management and the BitGo Board considered a number of strategic alternatives, including continuing to manage BitGo as an independent business, pursuing a sale to other potential buyers, including Company C and Company D, and a public offering of BitGo’s securities. However, after evaluating a broad range of factors, the BitGo Board determined that the Second Merger, on the terms set forth in the Merger Agreement, represented a superior opportunity for BitGo and its stockholders, compared to other opportunities that had materialized or the BitGo Board believed were likely to materialize, including, without limitation, remaining as an independent company.
In the course of its evaluation of the Second Merger, the BitGo Board consulted with BitGo’s senior management, its financial advisors at Qatalyst, and its legal counsel at Sheppard, and considered the Second Merger with reference to the general industry, economic and market conditions as well as BitGo’s financial condition, its prospects, strategic alternatives, competitive position and the risks related to BitGo’s ongoing financing requirements. Specifically, the BitGo Board considered the following factors, among others: the risks associated with staying independent, including the need for additional private financing in the future, in an increasingly competitive industry environment, the consideration to be paid to BitGo’s stockholders in the Second Merger, including the potential to receive shares and other securities in Galaxy that will be listed on one or more major securities exchanges, recent strategic transactions carried out by other companies and enterprises in BitGo’s and Galaxy’s fields of business, management’s assessment of the strategic fit between BitGo’s lines of business and those of Galaxy, the opportunity to leverage combined resources and synergies among BitGo’s lines of business and operations and those of Galaxy, and the combined

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experience and expertise of BitGo’s and Galaxy’s management teams in the digital asset and trading industries. In light of the BitGo Board’s analysis of such factors, the BitGo Board concluded that pursuing the Second Merger was in the best interests of BitGo and its stockholders.
In the course of its deliberations, the BitGo Board also identified and considered a variety of risks and potentially negative factors in connection with the Second Merger, including, without limitation, the negative factors described below in the section entitled “BitGo’s Reasons for the Second Merger; Recommendation by the BitGo Board” and the risks described in the section entitled “Risk Factors.”
BitGo’s Reasons for the BitGo Acquisition; Recommendation of the BitGo Board
At a meeting held on May 4, 2021, the BitGo Board considered the Second Merger and the terms of the Merger Agreement and unanimously approved the Merger Agreement and the Second Merger, upon the terms and conditions set forth in the Merger Agreement, and unanimously (i) determined that the Second Merger is fair to, and in the best interests of, BitGo and its stockholders, (ii) declared the Merger Agreement and the Second Merger to be advisable, and (iii) recommended that BitGo’s stockholders adopt and approve the Merger Agreement and the Second Merger.
The BitGo Board unanimously recommends that BitGo’s stockholders approve the Merger Agreement and the Second Merger by executing and returning the Written Consent furnished with this prospectus.
In arriving at this determination and recommendation, the BitGo Board, in consultation with BitGo’s management and its financial and legal advisors, engaged in numerous discussions regarding the transaction, received materials for their review and consideration, and considered a variety of factors. The following are some of the significant factors that supported the BitGo Board’s decision to approve the Merger Agreement (which are not in any relative order of importance):
•
the fact that BitGo had explored other potential strategic alternatives, including potential business combination transactions both with strategic acquirers and financial acquirers, remaining an independent private company, and pursuing an initial public offering of BitGo’s stock and the BitGo Board’s belief that the transaction with Galaxy would provide superior value to BitGo’s stockholders as compared to the value expected to result from such other strategic alternatives, including in light of the superior valuation of BitGo in the transaction with Galaxy as compared to the valuations offered by other third parties with which BitGo had engaged in discussions regarding a potential business combination transaction and superior to the overall value expected to result from other acquisition proposals delivered to BitGo and other strategic alternatives;

•
the fact that, upon completion of the BitGo Acquisition, BitGo’s stockholders would receive shares of Pubco Class A common stock as a high percentage of the merger consideration, and would therefore have an opportunity to participate in the potential for earnings per share accretion and potential synergies created by the BitGo Acquisition;

•
the fact that the base number of shares of Pubco Class A common stock to be issued to BitGo stockholders in the transaction was fixed based on the price per share of GDHL’s ordinary shares at the time the LOI was executed, being a trading price of $16.93 CAD per share, and, as a result, BitGo’s stockholders would have the opportunity to benefit from any increase in the trading price between the execution of the LOI and the closing of the Second Merger (which price, on the date the BitGo Board approved the Merger Agreement, was $34.25 CAD per GDHL ordinary share);

•
Galaxy’s plans to apply to list the Pubco Class A common stock on the Nasdaq and the opportunity for BitGo stockholders to sell their Pubco Class A common stock through the Nasdaq (following expiration of applicable lock-up covenants);

•
the fact that the Second Merger was structured with the intent that the Reorganization Merger, together with the Second Merger would qualify as an exchange within the meaning of Section 351(a) of the Code;

•
the opportunity to combine Galaxy’s and BitGo’s complementary business lines into a powerful, integrated cryptocurrency trading and custody platform, allowing the combined company to provide a more complete offering to its customers;

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•
the potential for synergies and cost savings and the increased scale of the combined company;

•
information and discussions with BitGo’s management and advisors regarding Galaxy’s business, assets, financial condition, results of operations, strategy, competitive position and prospects

•
Galaxy’s history as an investor in BitGo, as described above, and Galaxy management’s resulting familiarity with, and understanding of, BitGo’s business, assets, financial condition, results of operations, strategy, competitive position and prospects, as well as the risks and uncertainties facing BitGo, and current and prospective industry, economic and market conditions and trends, all of which may facilitate the integration and success of the combined companies and simultaneously result in lower risk to the BitGo stockholders of Galaxy submitting post-closing indemnification claims pursuant to the Merger Agreement;

•
the BitGo Board’s and management’s assessment of BitGo’s future financial performance and prospects on a standalone basis, taking into account, among other things, certain business, financial and execution risks, relationships with customers and suppliers, competitive dynamics, near-term capital requirements, regulatory requirements, and certain other risks associated with continuing as an independent company;

•
the fact that the terms of the Merger Agreement and related transaction documents reflected extensive negotiations between BitGo and Galaxy and their respective advisors, and the BitGo Board’s belief that the economic and other terms of the Merger Agreement and related transaction documents, taken as a whole, were the best that Galaxy would be willing to offer to BitGo and its stockholders;

•
the presentations and financial advice provided by Qatalyst;

•
the fact that the BitGo Board was aware that it had no obligation to recommend any potential transaction and that the BitGo Board had the authority to “say no” to any proposals made by Galaxy as to any potential transaction or with respect to the Merger Agreement;

•
the review by the BitGo Board with its legal and financial advisors, as applicable, of the financial and other terms of the Merger Agreement and related transaction documents;

•
the likelihood that the transaction would be completed based on, among other things, the conditions to closing set forth in the Merger Agreement and the assessment of the BitGo Board, after consulting with legal counsel, regarding the likelihood of obtaining all required antitrust and regulatory approvals, and the termination and remedy provisions under the Merger Agreement in the event that Galaxy were not able to obtain certain insurance policies in connection with the Second Merger;

•
the fact that Galaxy’s obligation to complete the transaction was not subject to any financing condition or similar contingency; and

•
the availability of appraisal and/or dissenters’ rights for BitGo stockholders who do not execute the Written Consent approving the Merger Agreement and who otherwise strictly comply with the procedures prescribed by Delaware and/or California law, as applicable.

In the course of its deliberations, the BitGo Board also considered a variety of risks and other potentially negative factors, including the following (which are not in any relative order of importance):
•
the possibility that the Second Merger may not be completed or may be unduly delayed for reasons beyond the control of BitGo or Galaxy, including the potential length of the antitrust and other regulatory review processes and the risk that applicable antitrust or other regulatory authorities may seek to prevent or enjoin the Second Merger or otherwise impose conditions on BitGo and/or Galaxy in order to obtain clearance for the BitGo Acquisition that could jeopardize or delay the completion of, or reduce or delay the anticipated benefits of, the BitGo Acquisition;

•
the uncertainty around the potential state of BitGo’s business and the availability of alternative liquidity transactions, including a potential IPO, in the event the transaction is not completed;

•
the fact that, upon completion of the BitGo Acquisition, BitGo’s stockholders would receive shares of Pubco Class A common stock as a high percentage of the merger consideration, and would therefore

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be subject to the risk that price or earnings per share of the Pubco Class A common stock may decrease following the completion of the Second Merger, including during the twelve month lock-up period to which the shares of Pubco Class A common stock to be issued to the BitGo stockholders in the Second Merger will be subject;
•
the volatility of bitcoin and other cryptocurrency, the prices of which may correlate with Galaxy’s stock price, and the potential that a decrease in cryptocurrency prices generally may negatively impact the value of the Pubco Class A common stock to be issued to the BitGo stockholders pursuant to the Merger Agreement;

•
the fact that the base number of shares of Pubco Class A common stock to be issued to BitGo stockholders in the transaction is fixed in the Merger Agreement, and, as a result, a decrease in the trading price between the execution of the Merger Agreement (which price, on the date the BitGo Board approved the Merger Agreement, was $34.25 CAD per GDHL ordinary share) and the closing of the Second Merger would result in a decrease in the amount of value delivered to the BitGo stockholders at the closing of the transaction;

•
the difficulty inherent in integrating the businesses of BitGo and Galaxy and the risk that anticipated strategic and other benefits to BitGo and Galaxy following the completion of the Second Merger, including any expected synergies, will not be realized or will take longer to realize than expected;

•
the restrictions on the conduct of BitGo’s business prior to completion of the Second Merger that are contained in the Merger Agreement, which, among other things, require BitGo to use its commercially reasonable efforts to conduct its business in the ordinary course, subject to certain qualifications, which could, among other things, delay or prevent BitGo from undertaking business opportunities that may arise pending completion of the Second Merger and could negatively impact BitGo’s ability to attract and retain employees and decisions of customers, merchants and strategic partners, or could negatively impact BitGo’s ability to respond to market opportunities and pressures or its financial needs;

•
the potential for diversion of management and employee attention and for increased employee attrition during the period prior to completion of the BitGo Acquisition, and the potential effect of the transaction on BitGo’s business and relations with customers, merchants, couriers and strategic partners;

•
the transaction costs and retention costs to be incurred in connection with the BitGo Acquisition, regardless of whether the transaction is completed;

•
the fact that a portion of the merger consideration payable to the BitGo stockholders pursuant to the Merger Agreement is subject to escrows and holdbacks and may be subject to indemnification claims by Galaxy in the event of a breach of a representation, warranty or covenant of BitGo under the Merger Agreement, or pursuant to other indemnification provisions in the Merger Agreement.

In addition to considering the factors described above, the BitGo Board considered the fact that some of BitGo’s directors and executive officers have other interests in the BitGo Acquisition that may be different from, or in addition to, the interests of BitGo’s stockholders generally, as more fully described in the section entitled “Interests of BitGo’s Directors and Officers in the BitGo Acquisition.”
The BitGo Board concluded that the risks, uncertainties and potentially negative factors associated with the Second Merger were outweighed by the potential benefits that the BitGo Board expected BitGo and its stockholders would achieve as a result of entering into the Merger Agreement. Accordingly, the BitGo Board unanimously (i) determined that the Second Merger is fair to, and in the best interests of, BitGo and its stockholders, (ii) declared the Merger Agreement and the Second Merger to be advisable, and (iii) recommended that BitGo’s stockholders adopt and approve the Merger Agreement and the Second Merger.
The foregoing discussion of the factors considered by the BitGo Board includes the principal positive and negative factors, but is not intended to be exhaustive and may not include all of the factors considered by the BitGo Board or that were material to the BitGo Board in reaching its conclusion. In view of the wide variety of factors considered by the BitGo Board in connection with its evaluation of the Second Merger

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and Merger Agreement and the complexity of these matters, in reaching its decision to approve the Merger Agreement and the Second Merger and to make its recommendation to BitGo’s stockholders, the BitGo Board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors and/or considered other factors altogether. The BitGo Board considered each of the applicable factors as a whole in context of the transaction, including thorough discussions with BitGo’s management and its financial and legal advisors, and overall considered such factors to be favorable to, and to support, its determination. It should be noted that this explanation of the reasoning of the BitGo Board and certain information presented in this section is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in the sections entitled “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

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THE MERGER AGREEMENT
The following section summarizes certain material provisions of the Merger Agreement, which is included in this prospectus as Annex [•] and is incorporated by reference herein. The summary of the Merger Agreement below and elsewhere in this prospectus is qualified in its entirety by reference to the Merger Agreement. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. This section is not intended to provide you with any factual information about Galaxy or BitGo. The rights and obligations of Galaxy and BitGo are governed by the Merger Agreement and not by this summary or any other information contained in or incorporated by reference into this prospectus. GDHL shareholders and BitGo stockholders are urged to read the Merger Agreement carefully and in its entirety, as well as this prospectus and the information incorporated by reference into this prospectus.
Explanatory Note Regarding the Merger Agreement
The Merger Agreement is attached to this prospectus as Annex [•] and described in this summary to provide you with information regarding its terms. The Merger Agreement contains representations and warranties by BitGo, on the one hand, and by GDHL (and after the Domestication, GDH Delaware), GDH LP, Pubco, Reorganization Merger Sub and Merger Sub 2 (Merger Sub 2 together with GDHL, GDH LP, Pubco and Reorganization Merger Sub, the “Galaxy Merger Agreement Parties”), on the other hand, which were made solely for the benefit of the other parties for purposes of the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by BitGo and the Galaxy Merger Agreement Parties were qualified by and subject to important limitations agreed to by BitGo and the Galaxy Merger Agreement Parties in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts about BitGo or Galaxy or any other person at the time they were made or otherwise. The representations and warranties may also be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC, and some were qualified by the matters contained in the confidential disclosure schedules that BitGo and the Galaxy Merger Agreement Parties each delivered in connection with the Merger Agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this prospectus, may have changed since the date of the Merger Agreement. Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this prospectus and in the documents incorporated by reference into this prospectus. See the section entitled “Where You Can Find More Information.”
The Transactions
The Merger Agreement provides, among other matters, for the Reorganization and the BitGo Acquisition, in each case, on the terms and subject to the conditions in the Merger Agreement and in accordance with applicable law.
Among other transactions, GDHL expects to (i) deregister under the Cayman Islands Companies Law (As Revised) and domesticate under Section 388 of the Delaware General Corporation Law, pursuant to which the jurisdiction of incorporation of GDHL will be transferred by way of continuation from the Cayman Islands to the State of Delaware, (ii) consummate certain related corporate reorganization transactions, including the amendment, prior to the Domestication, of GDHL’s existing memorandum and articles of association, a copy of which attached to this prospectus as Annex [•], to authorize and provide for the issuance and terms of [•] Class B ordinary shares of GDHL and (iii) consummate a merger with Reorganization Merger Sub, in which Reorganization Merger Sub will merge with and into GDH Delaware, with GDH Delaware continuing as the surviving corporation and a direct wholly-owned subsidiary of Pubco (the “Reorganization Merger”), with Pubco succeeding GDHL as the publicly traded company in which existing holders of GDHL ordinary shares will own their equity interests.
Additionally, pursuant to the Merger Agreement, and subject to the terms and conditions set forth therein, including the approval of BitGo stockholders, Merger Sub 2 will merge with and into BitGo, with

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Pursuant to 17 C.F.R. Section 200.83
BitGo continuing as the surviving corporation and an indirect wholly-owned subsidiary of GDH LP and a consolidated subsidiary of Pubco, and, in such merger, BitGo stockholders will receive cash and shares of Class A common stock of Pubco in exchange for their shares of stock of BitGo (the “Second Merger”).
At the effective time of the Reorganization Merger (the “Reorganization Merger Effective Time”), the certificate of incorporation and the bylaws of GDH Delaware, as the surviving corporation in the Reorganization Merger, will be amended to read the same as the certificate of incorporation and bylaws, respectively, of Reorganization Merger Sub as in effect immediately prior to the Reorganization Merger Effective Time until thereafter amended, except that (i) the name of the surviving corporation set forth therein will be as determined by Galaxy prior to the Reorganization Merger Effective Time and (ii) a new article will be added to the certificate of incorporation to provide that a vote of Pubco stockholders will be required to approve any act or transaction by or involving GDH Delaware, as the surviving corporation in the Reorganization Merger, other than the election or removal of directors, that if taken by GDH Delaware immediately prior to the Reorganization Merger Effective Time would require GDH Delaware stockholder approval, in addition to any required approval of stockholders of GDH Delaware, as the surviving corporation in the Reorganization Merger, for such act or transaction.
The applicable parties will take all action necessary such that, at the Reorganization Merger Effective Time, the officers and directors of GDH Delaware immediately prior to the Reorganization Merger Effective Time will be the officers and directors of GDH Delaware, as the surviving corporation in the Reorganization Merger, until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the governing documents of the surviving corporation, or as otherwise provided by the DGCL.
At the effective time of the Second Merger (the “Second Merger Effective Time”), the certificate of incorporation and the bylaws of BitGo, as the surviving corporation in the Second Merger, will be amended to read the same as the certificate of incorporation and bylaws, respectively, of Merger Sub 2 as in effect immediately prior to the Second Merger Effective Time until thereafter amended, except that the name of the surviving corporation set forth therein will be “BitGo Holdings, Inc.” or another name determined by Galaxy prior to the Second Merger Effective Time.
The applicable parties will take all action necessary such that, at the Second Merger Effective Time, the officers and directors of Merger Sub 2 immediately prior to the Second Merger Effective Time will be the officers and directors of BitGo, as the surviving corporation in the Second Merger, until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the governing documents of the surviving corporation, or as otherwise provided by the DGCL.
Closing
The closing of the transactions contemplated by the Merger Agreement (the “Closing”) will take place remotely by exchange of documents and signatures on the fifth business day after the satisfaction or, to the extent permissible, waiver of the last of the conditions to closing (other than any such conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or, to the extent permissible, waiver of such conditions at the closing), or otherwise as GDHL and BitGo may mutually agree in writing.
At a time that is mutually agreed by GDHL and BitGo (which will be not be later than 12:00 p.m. Eastern Time unless GDHL and BitGo agree otherwise) on the business day immediately preceding the date of the Closing the parties will irrevocably confirm to the other parties that all of the conditions to the consummation of the Closing have been satisfied or waived as of such time (other than any such conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or, to the extent permissible, waiver of such conditions at the closing), and the parties will irrevocably exchange and release all documents and signatures required to consummate the Closing, as applicable. Additionally, on the business day immediately prior to the date of the Closing, (i) GDH Delaware and Reorganization Merger Sub will file a certificate of merger with respect to the Reorganization Merger with the Secretary of State of the State of Delaware specifying that the Reorganization Merger will become effective at 12:01 am (Eastern Standard Time) on the date of the Closing (i.e., the following day) and (ii) BitGo will file a certificate of merger with respect to the Second Merger with the Secretary of State of the State of Delaware specifying that the Second Merger will become effective at 12:02 am (Eastern Standard Time) on the date of the Closing (i.e., the following day).

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
However, if the Domestication has been consummated prior to the business day immediately preceding the date of the Closing, the parties may take all of the steps described in this paragraph on the date of the Closing.
Consideration in the Second Merger; Effect of the Second Merger on BitGo’s Capital Stock
Subject to the applicable provisions of the Merger Agreement, at the Second Merger Effective Time, by virtue of the Second Merger and without any action on the part of the parties or holders of any securities of BitGo or any other person, each share of BitGo capital stock issued and outstanding immediately prior to the Second Merger Effective Time (other than certain disregarded shares and dissenting shares) will automatically be cancelled and converted into the right to receive as merger consideration:
•
solely for BitGo stockholders that have made an election to receive only stock consideration (a “stock election”), a number of shares of Pubco Class A common stock equal to the closing per share consideration value divided by the Galaxy share value price (each as defined and described below);

•
solely for BitGo stockholders that have made an election to only receive cash consideration (a “cash election”), an amount equal to the closing per share consideration value (as defined and described below);

•
solely for BitGo stockholders that have not made an election to receive only stock consideration or only cash consideration (a “mixed election”), shares of Pubco Class A common stock as to 50% of such stockholder’s BitGo capital stock and cash as to the other 50% of such stockholder’s capital stock, in each case on eh same basis as described in the prior two bullet points above, respsectively; and

•
for all BitGo stockholders, in addition to any consideration described in the prior three bullet points above, and whether they have made a cash election, a stock election or a mixed election, a pro rata portion of certain post-closing adjustment consideration and deferred purchase price consideration in connection with indemnity obligations, BitGo equityholders’ representative expenses, and capital required to be held in connection with BitGo and its subsidiaries’ business activities for purposes of complying with capital adequacy or other regulatory requirements under applicable law, if any.

To the extent BitGo stockholders elect for cash election such that the shares subject to cash election multiplied by the closing per share consideration value is (i) less than the closing cash consideration, then each BitGo stockholder holding stock election shares will have a number of its stock election shares automatically converted into cash election shares, and (ii) greater than the closing cash consideration, then each BitGo stockholder holding cash election shares will have a number of its cash election shares automatically converted into stock election shares.
Also at the Second Merger Effective Time, (a) each share of BitGo capital stock issued and outstanding immediately prior to the Second Merger Effective Time that is owned or held in treasury by BitGo (“BitGo disregarded shares”) or owned by Galaxy, Reorganization Merger Sub or Merger Sub 2 (“Galaxy disregarded shares”) will automatically be cancelled without payment of any consideration therefor and (b) each share of capital stock of Merger Sub 2 issued and outstanding immediately prior to the Second Merger Effective Time will automatically be cancelled and converted into one duly issued, fully paid and non-assessable share of common stock of BitGo, as the surviving corporation in the Second Merger, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of BitGo, as the surviving corporation in the Second Merger.
As used in this prospectus, the following terms have the following meanings:
•
“closing per share consideration value” means (i) the closing aggregate consideration value divided by (ii) the sum of (A) the total number of shares of BitGo capital stock (including dissenting shares and Galaxy disregarded shares, but excluded BitGo disregarded shares) outstanding as of immediately prior to the Second Merger Effective Time (assuming all shares of BitGo preferred stock are converted into shares of BitGo common stock as of such time in accordance with BitGo’s governing documents and any applicable contracts) and (B) the total number of shares of BitGo common stock issuable upon the exercise in full of all in-the-money stock options (whether or not vested) outstanding immediately prior to the Second Merger Effective Time;

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
•
“closing aggregate consideration value” means an amount in cash equal to (i) the value of 33,800,000 shares of Pubco Class A common stock (valued at the Galaxy share value price) plus (ii) the closing cash consideration plus (iii) the value of additional shares of Pubco Class A common stock issued in exchange for proceeds of BitGo’s digital assets that are to be liquidated prior to the closing of the Second Merger in accordance with the Merger Agreement, if any (valued at $28.15 per share).

•
“Galaxy share value price” means a price per share equal to the product of (A) the volume weighted average price of a share of Pubco Class A common stock (or, if (i) shares of Pubco Class A common stock are not outstanding at the applicable time, a share of GDHL (or, following the Domestication, GDH Delaware) Class A common stock and (ii) shares of Pubco Class A common stock and GDHL Class A common stock are not outstanding at the applicable time, a GDHL ordinary share) for the five-trading day period ending on the third trading day immediately prior to the date of the Closing on the principal stock exchange on which such shares are then listed (in each case, as reported by Bloomberg L.P. or an authoritative source mutually agreed in good faith, which source is acceptable to the TSX) and (B) the Canadian dollar to U.S. dollar exchange rate as reported by Bloomberg L.P. or an authoritative source mutually agreed in good faith at 5:00 pm New York time on the third trading day immediately prior to the date of the Closing).

•
“closing cash consideration” means an amount in cash equal to (i) $265,000,000, plus (ii) an adjustment amount based on certain purchase price adjustments, minus (iii) a $25,000,000 holdback adjustment amount, minus (iv) a $82,5000,000 in holdback deferred initial amount, minus (v) a $75,000,000 holdback indemnity initial amount, minus (vi) $1,500,000, which will serve as the BitGo equityholders’ representative expense amount, plus (vii) the aggregate exercise prices of all in-the-money stock options (whether or not vested) outstanding as of immediately prior to the Second Merger Effective Time, minus (viii) an amount equal to (A) the aggregate number of shares of Pubco Class A common stock underlying options granted (or required to be granted) in respect of ungranted BitGo options existing as of the date of the Merger Agreement multiplied by (B) 0.75, multiplied by (C) the Galaxy share value price, minus (ix) an amount equal to (A) the aggregate number of shares of Pubco Class A common stock underlying options granted (or required to be granted) in respect of ungranted BitGo options existing as of immediately prior to the Second Merger Effective Time but not existing as of the date of the Merger Agreement multiplied by (B) 0.25, multiplied by (C) the Galaxy share value price.

•
“closing per share consideration” means either (i) with respect to a share of BitGo capital stock that is subject to stock election, a number of shares of Pubco Class A common stock equal to (a) the closing per share consideration value divided by (b) the Galaxy share value price, or (ii) with respect to a share of BitGo capital stock that is subject to cash election, an amount in cash equal to the closing per share consideration value.

•
“exchanged option ratio” means (i) the closing per share consideration value divided by (ii) the Galaxy share value price.

Total Consideration to BitGo Stockholders
The aggregate consideration to BitGo stockholders in the Second Merger will consist of 33,800,000 shares of Class A common stock of Pubco and $265,000,000 in cash, subject to certain adjustments and deferred purchase price considerations, implying an aggregate transaction value of approximately $1.2 billion based on GDHL’s closing share price of $[•] per share on May 4, 2021, the day prior to the date of the Merger Agreement (after converting such share price into U.S. dollars at an exchange rate of [•] CAD to USD as of [•], 2021), and $[•] based on GDHL’s closing share price of $[•] on [•] (after converting such share price into U.S. dollars at an exchange rate of [•] CAD to USD as of [•], 2022). Additionally, the number of shares of its Class A common stock that Pubco will issue to BitGo stockholders as consideration in the Second Merger may be adjusted upward to account for proceeds to BitGo from certain digital assets that are to be liquidated prior to the closing of the Second Merger in accordance with the Merger Agreement.
Because GDHL’s and, after the effectiveness of the Reorganization Merger, Pubco’s, share price will fluctuate between now and the closing of the Second Merger, and because the consideration to be received by BitGo stockholders will not be adjusted to reflect changes in GDHL’s and, after the effectiveness of the

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Reorganization Merger, Pubco’s, share price, BitGo stockholders cannot be sure of the value of the shares of Pubco Class A common stock they will receive in the transaction and the value of the shares of Pubco Class A common stock received by BitGo stockholders in the transaction may differ from the implied value based on, May 4, 2021, the share price on the day prior to the date of the Merger Agreement, or on the date this prospectus is first distributed to BitGo stockholders.
Treatment of BitGo Equity Awards
BitGo Stock Options
At the Second Merger Effective Time, by virtue of the Second Merger and without any action on the part of the parties or holders of any securities of BitGo or any other person, BitGo stock options will be treated as follows:
•
each BitGo stock option with an exercise price for shares of BitGo common stock that is less than the closing per share consideration value (“in-the-money stock option”), whether vested or unvested, will be assumed by Pubco and converted into an option to purchase a number of shares of Pubco Class A common stock equal to the product (rounded down to the nearest whole number) of (a) the number of shares of BitGo common stock subject to such in-the-money stock option multiplied by (b) the exchanged option ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient of (i) the per share exercise price for shares of BitGo common stock subject to the former BitGo in-the-money stock option divided by (ii) the exchanged option ratio, and each such converted option will otherwise be governed by the same terms and conditions applicable to the former BitGo in the-money stock option immediately prior to the Second Merger Effective Time;

•
each holder of in-the-money stock option will also be entitled to receive in cash a pro rata portion of certain post-closing adjustment consideration and deferred purchase price consideration in connection with indemnity obligations, BitGo equityholders’ representative expenses, and capital required to be held in connection with BitGo and its subsidiaries’ business activities for purposes of complying with capital adequacy or other regulatory requirements under applicable law, if any, in each case as if such holder held the shares of BitGo common stock subject to such in-the-money stock option as of immediately prior to the Second Merger Effective Time, but, to the extent that the holder of such in-the-money stock option is entitled to such cash consideration, it will only become payable with respect to the vested portion of the applicable in-the-money stock option, and any such cash consideration otherwise payable in respect of the portion of such in-the-money stock option that does not vest will instead be redistributed to all other holders of BitGo capital stock and in-the-money stock options on a pro rata basis, based on the relative number of shares of BitGo common stock held by each such holder as of immediately prior to the Second Merger Effective Time; and

•
each BitGo stock option that is not an in-the-money stock option, whether vested or unvested, will be cancelled and no consideration shall be delivered or receivable with respect thereto.

BitGo Ungranted Options
On or as soon as reasonably practicable following the Second Merger Effective Time, certain BitGo offer letters, employment agreements and other agreements pursuant to which BitGo or its applicable subsidiary stated an intent to grant employees or prospective employees or other service providers options to purchase BitGo common stock (“ungranted options”) will be treated as follows:
•
Pubco will pay, or cause BitGo to pay, to each such ungranted option counterparty who is employed by or otherwise providing services to BitGo or its subsidiaries at the Second Merger Effective Time, a total payment in exchange for which BitGo will, pursuant to a form of agreement reasonably acceptable to Galaxy, cancel the vested portion of such ungranted option, less applicable tax withholding; and

•
Pubco will grant (under an applicable equity plan) a number of options to purchase a number of shares of Pubco Class A common stock (rounded down to the nearest whole share) equal to the product of the (i) exchanged option ratio and (ii) the unvested portion of such ungranted option , having a vesting schedule identical to the vesting schedule which would have applied to such unvested

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
portion of such ungranted option, a 10-year exercise period and a strike price equal to the “market price” (as defined in the GDHL equity plan or a successor plan thereto) as of the grant date of such options. In no event will Pubco be required to grant options (i) to purchase shares of Pubco Class A common stock in respect of more than 2,602,365 ungranted options with respect to existing employees or service providers of BitGo and its subsidiaries as of the date of the Merger Agreement and/or outstanding offers of employment made by BitGo and its subsidiaries on or prior to the date of the Merger Agreement or (ii) to purchase more than (A) 1,550,000 shares of Pubco Class A common stock in respect of ungranted options or (B) 250,000 shares of Pubco Class A common stock in respect of the ungranted options granted after the date of the Merger Agreement in addition to any such options to purchase shares of Pubco Class A common stock.
Exchange and Consideration Distribution Procedures
As promptly as practicable after the date of the Merger Agreement, Pubco and Fortis Advisors LLC, in its capacity as the representative of the equityholders of BitGo under the Merger Agreement (the “BitGo equityholders’ representative”), will designate an exchange agent for the Second Merger reasonably satisfactory to Pubco (the “exchange agent”). As promptly as practicable after (and in any event on the same day as) the Second Merger Effective Time:
•
GDH LP will deliver, or cause to be delivered, to the exchange agent for the sole benefit of BitGo stockholders and optionholders (collectively, “BitGo equityholders”) entitled thereto cash in immediately available funds required for the distribution of the closing per share consideration (other than the portion thereof that is shares of Pubco Class A common stock); and

•
Pubco will deliver, or cause to be delivered, to the exchange agent, for the sole benefit of BitGo stockholders and optionholders entitled thereto the number of shares of Pubco Class A common stock for the distribution of closing per share consideration (other than the portion thereof that is cash).

As promptly as practicable after the date of the Merger Agreement but no later than on the date this prospectus is delivered to BitGo stockholders, BitGo will cause the exchange agent to deliver an election form in substantially the form attached to this prospectus as Annex [•] (the “election form”) to each BitGo stockholder that has not previously completed and delivered to BitGo. BitGo stockholders will have until 11:59 p.m. (Pacific Time) on [•] to complete and return the election form to the exchange agent. If the exchange agent does not receive a properly completed election form from a BitGo stockholder by such deadline, such BitGo stockholder will be deemed to have made a cash election.
To the extent BitGo stockholders elect for cash election such that the shares subject to cash election multiplied by the closing per share consideration value is (i) less than the closing cash consideration, then each BitGo stockholder holding stock election shares will have a number of its stock election shares automatically converted into cash election shares, and (ii) greater than the closing cash consideration, then each BitGo stockholder holding cash election shares will have a number of its cash election shares automatically converted into stock election shares.
Also as promptly as practicable after the date of the Merger Agreement, BitGo and BitGo equityholders’ representative will cause the exchange agent to deliver to each holder of shares of BitGo capital stock a letter of transmittal in substantially the form attached to this prospectus as Annex [•] (the “letter of transmittal”). Upon surrender of a properly completed and duly executed letter of transmittal and such other documents as may be required, together with a certificate representing shares of BitGo capital stock (“certificate”) (or an affidavit of loss in lieu thereof and, if required by Galaxy, an indemnity) or such evidence of transfer as the exchange agent may reasonably require in the case of a book-entry transfer of uncertificated shares of BitGo capital stock (“uncertificated shares”), such holder will be entitled to receive the applicable portion of the merger consideration that such holder has the right to receive in respect of such share of BitGo capital stock in accordance with the applicable provisions of the Merger Agreement, and any related certificate will be cancelled.
If any portion of the merger consideration is to be made to a person other than the person in whose name the related BitGo capital stock or stock option is registered, it will be a condition precedent of payment that (x) the certificate so surrendered will be properly endorsed or will be otherwise in proper form for

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
transfer (if applicable) or (b) the uncertificated shares or BitGo stock options be properly transferred. The person requesting payment of a portion of the merger consideration to a person other than the person in whose name the BitGo capital stock or stock option is registered will bear liability, if any, for any stock transfer or other taxes applicable to the delivery of such applicable portion of the merger consideration to such other person. The approval of Merger Agreement by the requisite vote or written consent of holders of BitGo capital stock will also constitute approval of all arrangements relating to the transaction and to the provisions of the Merger Agreement binding upon the converting holders, including the releases, waivers and other provisions of the letter of transmittal.
At the Second Merger Effective Time, the transfer books of BitGo will be closed and thereafter there will be no further registration of transfers of BitGo capital stock or BitGo stock options. Until surrendered, each certificate and each uncertificated share and BitGo stock option will be deemed at any time after the Second Merger Effective Time to represent only the right to receive the applicable portion of the merger consideration payable in respect thereof in accordance with the applicable provisions of the Merger Agreement.
Any amounts remaining unclaimed by converting holders immediately prior to such time when the amounts would otherwise escheat to or become property of any governmental entity will become, to the extent permitted by applicable law, the property of Pubco free and clear of any claims or interest of any person. None of Galaxy, Reorganization Merger Sub, Merger Sub 2, BitGo, the surviving corporation or the exchange agent will be liable to any converting holder or any other person for any portion of the merger consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.
In the event that any certificates have been lost, stolen or destroyed, the exchange agent will issue in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder and, if required by Galaxy, an indemnity, the applicable portion of the merger consideration payable in respect thereof, any cash amount payable in respect of fractional shares of Pubco Class A common stock and any dividends or other distributions on shares of Pubco Class A common stock payable in accordance with the applicable provisions of the Merger Agreement.
No dividends or other distributions with respect to Pubco Class A common stock with a record date after the Second Merger Effective Time will be paid to any holder of BitGo capital stock or BitGo stock option with respect to the shares of Pubco Class A common stock issuable pursuant to the Merger Agreement.
No interest will be paid or will accrue on any portion of the merger consideration (including any cash in lieu of fractional shares that any holder has the right to receive or any amounts that any holder has the right to receive in respect of dividends or other distributions on shares of Pubco Class A common stock payable in accordance with the applicable provisions of the Merger Agreement).
No Fractional Shares
Pubco will not issue fractional shares of Pubco Class A common stock in the Second Merger. Each converting holder who would otherwise have been entitled to receive a fraction of a share of Pubco Class A common stock (after aggregating all shares of Pubco Class A common stock, including fractional shares, that would be issued to such converting holder) will have the number of shares of Pubco Class A common stock to which such converted holder is entitled rounded down to the nearest whole number of shares.
Withholding Rights
Each of the parties to the Merger Agreement, certain of their affiliates, the exchange agent for the Second Merger, and after the Second Merger Effective Time, BitGo, will be entitled to deduct and withhold from amounts otherwise payable or deliverable pursuant to the Merger Agreement any amounts as are required to be deducted or withheld with respect to such payment under any provision of federal, state, local or foreign tax law. To the extent that amounts are so deducted or withheld, such amounts will be treated as having been paid to the person in respect of which such deduction or withholding was made.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Dissenting Shares
To the extent that the provisions of Section 262 of the DGCL are or prior to the Second Merger Effective Time may become applicable to the mergers or the provisions of Chapter 13 of the CCC are or prior to the Second Merger Effective Time may become applicable to the mergers by reason of Section 2115 of the CCC, then, in each case, any share of BitGo capital stock, as of the Second Merger Effective Time, held by a holder who has properly exercised (and has not effectively withdrawn or lost) his, her or its appraisal rights under Section 262 of the DGCL or dissenters’ rights under Chapter 13 of the CCC will not be converted into or represent a right to receive the consideration set forth in the applicable provisions of the Merger Agreement, and the holder of such dissenting share will be entitled only to such rights as may be granted to such holder in Section 262 of the DGCL or Chapter 13 of the CCC. However, if the status of any such dissenting share as a share carrying appraisal or dissenters’ rights is withdrawn, or if any such dissenting share loses its status as a share carrying appraisal or dissenters’ rights, then, as of the later of the Second Merger Effective Time or the loss of such status, such dissenting share will automatically be converted into and will represent only the right to receive the consideration as set forth in the applicable provisions of the Merger Agreement, without any interest thereon. For the avoidance of doubt, any dissenting shares will be deemed to be shares subject to a cash election (and not a stock election or a mixed election). For information about the procedure for exercising appraisal or dissenters’ rights, see the section entitled “Appraisal and Dissenters’ Rights of BitGo Stockholders.”
Representations and Warranties
The Merger Agreement contains representations and warranties by Galaxy Merger Agreement Parties that are subject to certain exceptions and qualifications (including exceptions and qualifications related to knowledge, materiality and material adverse effect).
The Merger Agreement contains representations and warranties by BitGo relating to, among other things, the following:
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due organization, valid existence, good standing, qualification to do business and absence of bankruptcy;

•
corporate power and authority;

•
governmental consents;

•
absence of certain conflicts;

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capitalization;

•
financial statements;

•
internal controls and procedures;

•
absence of certain changes;

•
absence of undisclosed material liabilities;

•
material contracts;

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tax matters;

•
litigation matters;

•
compliance with laws and court orders;

•
Investment Company Act matters;

•
real property matters;

•
intellectual property;

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data privacy and security;

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insurance coverage;

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
•
licenses and permits;

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money transmitter law mattes;

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virtual currency business law compliance matters;

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trust company, broker-dealer and transfer agent compliance matters;

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absence of undisclosed finders’ or brokers’ fees;

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environmental matters;

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employees, employee benefit plans and labor matters;

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affiliate transactions;

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compliance with anti-corruption, anti-bribery, anti-money laundering, sanctions and export control laws;

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solvency; and

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accuracy of information supplied for inclusion in disclosure documents to be filed with the SEC in connection with the transactions.

The Merger Agreement includes a more limited set of representations and warranties by the Galaxy Merger Agreement Parties relating to, among other things, the following:
•
due organization, valid existence, good standing, qualification to do business and absence of bankruptcy;

•
corporate power and authority;

•
governmental consents;

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absence of certain conflicts;

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capitalization;

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financing matters;

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anticipated valid issuance of Pubco common stock in the Second Merger;

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Canadian securities law matters;

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financial statements and reporting obligations;

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litigation matters;

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solvency;

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absence of undisclosed finders’ or brokers’ fees;

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tax matters; and

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accuracy of information supplied for inclusion in disclosure documents to be filed with the SEC in connection with the transactions.

Many of the representations and warranties in the Merger Agreement are qualified by a “materiality” or “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct would be material to, or have a material adverse effect on, the applicable party).
For purposes of the Merger Agreement, a “material adverse effect” means, with respect to BitGo or the Galaxy Merger Agreement Parties, any event, change, circumstance, effect, occurrence, condition, state of facts or development that, individually or in the aggregate, has had or would reasonably be expected to (i) have a material and adverse effect on the condition (financial or otherwise), business, assets or results of operations of such party and its subsidiaries, taken as a whole or (ii) prevent, enjoin or materially impair or delay the consummation of the transactions contemplated by the Merger Agreement and the other transaction documents. However, with respect to clause (i), no event, change, circumstance, effect, occurrence, condition, state of facts or development to the extent resulting or arising or resulting from the following

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
will be deemed to constitute a material adverse effect or will be taken into account when determining whether a material adverse effect exists or has occurred:
•
any changes, developments or conditions generally in financial or securities markets (other than markets related to virtual currencies) or in the general economic or political conditions in the United States or other country or region where such party operates;

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any changes in applicable law generally affecting the industry in which such party operates;

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any global, national or regional acts of war, hostilities, sabotage or terrorism or military or police actions or any escalation, worsening or diminution of any such acts existing or underway;

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any changes after the date of the Merger Agreement in GAAP or other accounting requirements or principles or any changes in applicable law or the interpretation thereof;

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any stoppage or shutdown of any U.S. government activity (including any default by the U.S. government or delays in payments by government agencies or delays or failures to act by any governmental authority);

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the public announcement of the Merger Agreement or the transactions contemplated thereby (except with respect to any breach of any representation, warranty or covenant related to the announcement or consummation of the transactions contemplated thereby);

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any failure by such party to meet any internal projections, forecasts, estimates of earnings or revenues or business plans for any periods (but not facts or basis for such failure that are not otherwise excluded from the definition of Material Adverse Effect);

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any hurricanes, earthquakes, floods or other natural disasters; and

•
in the case of the Galaxy Merger Agreement Parties, any decline in the market price or trading volumes of GDHL or Pubco common stock, changes in credit ratings or analyst recommendations or ratings with respect to the Galaxy Merger Agreement Parties or any of their respective subsidiaries;

except, in the case of the first, second, third, fourth, fifth and eighth bullet points above, to the extent any such effect has had a disproportionate adverse impact on such party or any of its subsidiaries relative to other companies operating in the industry or industries in which such party and its subsidiaries operate.
Certain representations and warranties of the parties in the Merger Agreement survive eighteen months following the closing of the BitGo Acquisition, except for certain BitGo representation and warranties related to tax matters and certain fundamental representations, which survive for a period of sixty days after the expiration of the applicable statute of limitations relevant to the matters set forth in such representations.
Covenants and Agreements
Conduct of Business of BitGo Prior to Completion of the Second Merger
BitGo has agreed that, between the date of the Merger Agreement and the Second Merger Effective Time, except as set forth in the BitGo disclosure schedule, as required or expressly permitted by the Merger Agreement, as required by applicable law or as consented to in writing by Galaxy, BitGo (a) will, and will cause each BitGo subsidiary to, use its best efforts to conduct its business in the ordinary course and in compliance in all material respects with applicable laws, including with respect to maintenance of insurance and timely payment of its debts, taxes and other obligations and, use commercially reasonable efforts to (i) preserve intact its present business organization, (ii) maintain in effect all permits, (iii) keep available the services of its and their present directors, officers, employees and other service providers, (iv) maintain satisfactory relationships with customers, lenders, suppliers, lessors and others having material business relationships with it, (v) maintain, subject to reasonable wear and tear, the material properties and assets owned, operated, leased or used by it in the same condition as they were on the date of the Merger Agreement, (vi) perform all of its obligations under all contracts and (vii) maintain all material insurance policies, and (b) will not, and will cause each BitGo subsidiary not to:
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adopt or propose any change to, or amend or otherwise alter, BitGo’s or any of its subsidiaries’ governing documents;

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
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authorize, declare, make or pay any dividends on or distributions with respect to its outstanding shares of capital stock or other equity interests, except dividends and distributions of proceeds from the sale of virtual currencies to the extent such proceeds would have exceeded $250,000,000 but for such dividend or distribution or certain excess cash held after the sale;

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split, combine, or reclassify any of its capital stock or other equity interests, or redeem, repurchase or otherwise acquire any of its capital stock or other equity interests, except for repurchases of unvested restricted stock or repurchases of its common stock in accordance with its bylaws;

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issue, deliver or sell, or authorize such action of any shares in the capital stock, voting securities or other equity interest in BitGo or any of its subsidiaries, other than (A) issuances of BitGo common stock in respect of any exercise of BitGo options outstanding on the date of the Merger Agreement or (B) the issuance of BitGo common stock upon conversion of BitGo preferred stock in accordance with its governing documents;

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amend any term of any equity security of BitGo or any of its subsidiaries (whether by merger, consolidation or otherwise);

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incur any capital expenditures, except for capital expenditures set forth in the BitGo disclosure schedule and capital expenditures not to exceed $500,000 individually or $2,000,000 in the aggregate, in each case, that are paid in full in cash in a manner that will reduce the aggregate cash consideration payable by Galaxy in the Second Merger;

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acquire directly or indirectly any assets, properties or businesses, other than those acquired in the ordinary course of business or in an amount not to exceed $5,000,000 in the aggregate, or acquire any real property;

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sell, assign, lease, sublease, license, sublicense or otherwise transfer or dispose of, or abandon or allow to lapse, or subject to any lien (other than permitted liens) any of its assets, securities, properties, interests or businesses (in each case, other than intellectual property rights) except for (A) nonexclusive licenses of material BitGo intellectual property entered into in the ordinary course of business consistent with past practice or (B) sales of inventory or sales or abandonment of obsolete equipment or lease, in each case, in the ordinary course of business;

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make any loans, advances or capital contributions to, or investments in, any other person, except for (A) loans made to clients and counterparties (including BitGo employees who are clients to the extent disclosed to Galaxy) in the ordinary course of business, (B) contributions to BitGo’s direct or indirect wholly-owned subsidiaries in the ordinary course of business, and (C) routine expense advances to employees in the ordinary course of business.

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create, incur, assume, suffer to exist or otherwise become liable of any indebtedness, except indebtedness incurred under BitGo’s existing credit agreements or the ordinary course of business that will be accounted for at closing;

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(A) enter into, amend or modify, terminate or renew certain types of material contracts or (b) except in the ordinary course of business, waive, release or assign any material rights, claims or benefits under any material contract;

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except as required by applicable law or the terms of disclosed employee plans as in effect of the date of the Merger Agreement or otherwise permitted by the Merger Agreement, (A) grant or increase any change in control, transaction bonus, retention, severance, termination, employment, consulting, bonus, deferred compensation agreement with any current or former director, officer, employee or other service providers, or increase benefits payable under existing severance or termination pay policies or employment or consulting agreements, except entering into offer letters, employment agreements or other similar agreements in the ordinary course of business as permitted by the Merger Agreement, (B) establish, adopt, enter into, amend, alter the prior interpretation of or terminate any new or existing collective bargaining agreement, (C) recognize any union, works council or other similar employee representative body with respect to any service provider or negotiate or amend any new or existing collective bargaining agreement, (D) grant any loan to or increase the compensation, bonus or other benefits payable or provided to any current or former director, officer, employees or other service providers, other than base salary increases in the ordinary course of

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
business consistent with past practice for employees with annual base compensation of less than $250,000, (E) (x) hire or promote any company employee other than on an “at will” basis to fill vacancies arising due to terminations of employment of Company Employees with annual base compensation of less than $250,000, (y) terminate the employment or service of any key service provider as set forth on the BitGo disclosure schedule or any other company employee with annual base compensation in excess of $250,000 (other than for cause) or (z) except if termination of such employee is permitted by the Merger Agreement, take any action that gives any company employee the right to voluntarily terminate employment for “good reason” (or term of similar meaning) and receive severance (or similar compensation) in connection with such voluntary termination, or (F) grant any company stock option or any other equity or equity-based awards to, or discretionarily accelerate the vesting or payment of any awards held by, any current or former service provider, or (G) enter into ungranted option agreements following the date of the Merger Agreement stating an intent to grant to ungranted option counterparties more than 100,000 ungranted options (or provide in such agreement for vesting schedule of any ungranted options that provide for earlier vesting than equal monthly installments over the four year period from the grant date) in the aggregate;
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change any of its methods of accounting, except as required by concurrent changes in GAAP, as agreed to by their independent public accountants;

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settle or compromise, or offer or propose to settle or compromise, (A) any action against BitGo or its subsidiaries (other than immaterial actions solely for monetary relief and to be paid in full prior to closing as a reduction in cash) in an amount exceeding $1,000,000 in the aggregate or (B) any action that relates to the transactions;

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except in the ordinary course of business, offer or grant any discounts, allowances, rebates, credits, preferential terms or similar reductions in price or other trade terms or other accommodations or concessions to any customer, supplier or other counterparty in connection with any dispute or other action (or threatened or potential dispute);

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(A) make or change any tax election, change any annual tax accounting period, (B) adopt or change any method of tax accounting, (C) amend any income or other material tax returns or file claims for material tax refunds, (D) enter any closing agreement, (E) settle any material tax claim, audit or assessment, or surrender any right to claim a material Tax refund, offset or other reduction in tax Liability, (F) consent to any extension or waiver of the limitations period applicable to any material tax claim or assessment or, if it could reasonably be expected to have the effect of increasing the tax Liability or reducing any tax asset of any of BitGo and its subsidiaries or any Galaxy party, (G) take (or omit to take) any other action in respect of taxes outside of the ordinary course of business;

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change (other than in an insignificant respect) its working capital and/or cash management practices or its policies, practices or procedures with respect to collection of accounts receivable, establishment of reserves for uncollectable amounts, accrual of accounts receivable, prepayment of expenses, payment of accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits (in each case including the timing thereof);

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materially increase or widen the risk management standards or parameters of its business activities including increasing client or counterparty credit limits, weakening client or counterparty underwriting and credit standards, increasing average loan duration or other similar changes;

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effect any statutory “mass layoff” or “plant closing” in respect of company employees or at any “single site of employment” at which company employees provide services (each as defined in the Worker Adjustment and Retraining Notification Act” or comparable law);

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relinquish, convert, allow to lapse, or otherwise fail to preserve intact or maintain in effect the existing charger and operating status as of the date of the Merger Agreement of BitGo Trust Company as a non-insured limited liability trust company under Section 2(2) of the New York Banking Law; or

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agree, resolve or voluntarily obligate to do any of the foregoing actions.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
No Solicitation by BitGo
BitGo, the BitGo equityholders’ representative and BitGo equityholders will not, and will cause their respective affiliates, directors, officers, general partners, managing members, employees, equityholders and representatives not to, directly or indirectly, (a) solicit, encourage, initiate, or enter into any contract, (b) encourage or entertain the submission of an alternative proposal or (c) participate in any discussions or negotiations regarding, furnishing any information with respect to, assisting or participating in, or knowingly facilitating in any other manner to do or seek any of the foregoing. BitGo will promptly notify GDHL of the receipt of any acquisition proposal from a third party, including all of the material terms thereof.
BitGo has agreed to, and agreed to cause its affiliates, directors, officers, general partners, managing members, employees, equityholders and representatives to, immediately cease or terminate any existing discussions or negotiations with any third party conducted prior to the date of the Merger Agreement with respect to any alternative proposal. BitGo has agreed to exercise contractual rights, if any, to cause the return or destruction of any confidential information relating to BitGo and its subsidiaries.
In this prospectus, the term “acquisition proposal” means any proposal or offer from any person relating to the direct or indirect acquisition of any equity securities or any material portion of the assets of any of BitGo or its subsidiaries, whether in an acquisition structured as a merger, consolidation, exchange, sale of assets, sale of stock or membership interests, or otherwise.
Efforts; Regulatory Filings and Other Actions
Subject to the terms and conditions of the Merger Agreement, each of GDHL, Reorganization Merger Sub, Merger Sub 2 and BitGo and its subsidiaries will use their respective commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary or desirable under applicable laws, to consummate the transactions, including the Mergers, including:
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determining whether any action by or in respect of, or filing with, any governmental authority is required in connection with the consummation of the transactions contemplated by the Merger Agreement;

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supplying as promptly as practicable any additional information and documentary material that may be requested pursuant to any applicable law in connection with the transaction contemplated by the Merger Agreement; and

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preparing and filing as promptly as practicable with any governmental authority all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, or take any other required action and obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any governmental authority that are necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement.

In furtherance of the above, (a) each of GDHL and BitGo has agreed to make an appropriate filing of a notification and report form pursuant to the HSR Act or any other applicable antitrust law with respect to the transaction as promptly as reasonably practicable after the execution of the Merger Agreement and to the extent permitted under applicable law, furnish other necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission necessary under the HSR Act or any other applicable antitrust law; (b) each of GDHL and BitGo has agreed to cause their respective broker-dealer subsidiary to prepare and submit a FINRA application seeking approval of the change of ownership and control of such subsidiary and (c) GDHL has agreed to prepare and submit a change in control application for each of BitGo’s trust subsidiary and BitGo has agreed to furnish to GDHL such necessary information and reasonable assistance as GDHL may request in connection with such preparation and submission.
Neither GDHL nor BitGo and its subsidiaries nor any of their affiliates will be obligated to, and neither BitGo nor any of its subsidiaries will agree to, without the prior written consent of GDHL, take any of the following actions if such actions would reasonably be expected to be adverse, in any material respect, to GDHL and its affiliates or BitGo and its subsidiaries:

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
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enter into any settlement, undertaking, consent decree, stipulation or contract with any governmental authority or litigate, defend, challenge or take any action with respect to any action by any person, including any governmental authority;

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agree, propose, negotiate, offer or commit to divest, license, lease, dispose of, transfer, encumber or otherwise hold separate, or take any other action with respect to, any of BitGo or its subsidiaries’ or any of their respective affiliates’ businesses, operations, product or service lines, assets or properties;

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terminate or modify existing relationships, contractual rights or obligations of the affected party or any of its respective Affiliates; or

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take or commit to take actions that after the date immediately preceding the date of Closing would limit the affected party’s or any of its affiliates’ freedom of action with respect to, or its ability to retain or exercise rights of ownership or control with respect to, one or more of any of their businesses, operations, product or service lines, assets or properties.

Each of the items in the four preceding bullet points is referred to in this prospectus as an “burdensome condition.” Notwithstanding the foregoing, at the written request of GDHL, BitGo will, and will cause its subsidiaries to, agree to take any of the burdensome condition actions to the extent such action is conditioned upon the occurrence of the closing of the Mergers.
BitGo will, and will cause its subsidiaries to, give any notices to third parties required under contracts and will use commercially reasonable efforts to obtain any third party consents, waivers or novation to any contracts. However, none of Galaxy Merger Agreement Parties, BitGo or any of their respective subsidiaries will be required to make more than a de minimis payment, grant any accommodations or accept any amendment, conditions or obligations to obtain such third party consents (except, in the case of BitGo, BitGo or its subsidiaries may do so with GDHL’s written consent).
Board Recommendation; No Stockholder Meeting
BitGo has agreed to include the recommendation of the BitGo board to BitGo equityholders in favor of the adoption of the Merger Agreement, the Second Merger and the transactions contemplated in the Merger Agreement in this prospectus. The Merger Agreement provides that BitGo will seek BitGo stockholder approval pursuant to this prospectus, and BitGo will not call or convene any meeting of its stockholders in connection with the BitGo stockholder approval. See the section entitled “Solicitation of Consent of BitGo Stockholders.”
Director and Officer Indemnification and Insurance
The parties to the Merger Agreement have agreed that, for a period of six years from and after the Second Merger Effective Time, GDH Delaware will:
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cause the surviving company to (a) indemnify and hold harmless all past and present directors, officers and employees of BitGo and its subsidiaries (collectively, the “D&O indemnified parties”) to the fullest extent permitted by applicable law and the BitGo and its subsidiaries’ governing documents as of the date of the Merger Agreement, against any costs or expenses, judgments, fines, losses, claims and damages in connection with any action, suit, investigation, audit, litigation, arbitration, claim, charge or proceeding arising out of or otherwise related to matters existing at or occurring prior to the Second Merger Effect Time and related to such D&O indemnified party having served as an officer, director or employee of BitGo or its subsidiaries, and

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cause the surviving company to advance reasonable documented out-of-pocket expenses in connection with any such action, suit, investigation, audit, litigation, arbitration, claim, charge or proceeding described in the preceding bullet to the fullest extent permitted by applicable law and the BitGo and its subsidiaries’ governing documents as of the date of the Merger Agreement.

In addition, at or prior to the date immediately preceding the closing date, BitGo will purchase a prepaid directors’ and officers’ liability insurance policy for an aggregate period of not less than six years from the closing date (the “tail period”) with respect to claims arising from acts or omissions that occurred at or prior to the Second Merger Effective Time. During the tail period, GDH Delaware will cause to be

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
maintained in effect the provisions in the BitGo and its subsidiaries’ governing documents with respect to indemnification and exculpation from liability except as may be required by applicable law and will cause the surviving company to honor all rights to indemnification and exculpation from liabilities pursuant to any indemnification agreements with the D&O indemnified parties in effect as of the date of the Merger Agreement.
Employee Matters
The Merger Agreement provides that for a year following the closing date, GDH Delaware will provide or cause to be provided to each employee of BitGo and its subsidiaries who continues to be employed by BitGo and its subsidiaries as of the Second Merger Effective Time (the “continuing employees”), (a) at least the same base salary or wage rate and annual bonus opportunity as in effect as of the Second Merger Effective Time and (b) employee benefits (excluding any change in control, retention or transaction-based bonus opportunities, equity, equity-based or other long-term incentive compensation, defined benefit pension benefits, retiree health or welfare benefits or severance pay or benefits) that are substantially comparable in the aggregate to those provided by GDH Delaware and its affiliates to similarly situated employees of GDH Delaware and its affiliates.
GDHL (or after Domestication, GDH Delaware) will, and will cause its subsidiaries to, use its commercially reasonable efforts to (a) provide coverage for the continuing employees and their eligible dependents under GDHL (or after Domestication, GDH Delaware)’s welfare plan (“Galaxy welfare plan”) that provides medical, dental and health benefits without interruption of coverage, (b) waive all limitations as to preexisting conditions exclusions and all waiting periods with respect to participation and coverage requirements applicable to such continuing employee under any Galaxy welfare plan in which such continuing employee is eligible to participate and to the same extent as such conditions and waiting periods have been waived under analogous employee plan in which such continuing employee participated as of immediately prior to the Second Merger Effective Time and (c) credit such continuing employee for any co-payments, deductibles and out-of-pocket expenses paid prior to the Second Merger Effective Time under the terms of an analogous employee plan in which such continuing employee participated as of immediately prior to the Second Merger Effective Time to satisfy, to the same extent credited under such analogous employee plan, any applicable deductible, co-payment or out-of-pocket requirements for the plan year in which the Second Merger Effective Time occurs under such Galaxy welfare plan.
For vesting and eligibility purposes, with respect to any employee benefit plans of GDH Delaware or any of its subsidiaries providing benefits to any continuing employees after the Second Merger Effective Time, each continuing employee will be fully credited for service with BitGo and its subsidiaries and their respective predecessors before the Second Merger Effective Time, to the same extent such service was recognized under an analogous employee benefit plan of BitGo and its subsidiaries as of immediately prior to the Second Merger Effective Time. However, there will be no duplication of benefits.
If, at least three business days prior to the Second Merger Effective Time, GDHL (or after Domestication, GDH Delaware) requests BitGo to terminate its 401(k) plan(s), BitGo will take all actions necessary to terminate any and all 401(k) plans of BitGo and its subsidiaries (collectively, the “BitGo 401(k) plan”) effective no later than immediately preceding and subject to the occurrence of the Second Merger Effective Time. If the BitGo 401(k) plan is terminated, then as soon as reasonably practicable following the Second Merger Effective Time, Galaxy will permit all continuing employees who were eligible to participate in the BitGo 401(k) plan immediately prior to the 401(k) termination date to participate in GDH Delaware’s 401(k) plan. As soon as practicable following the Second Merger Effective Time, GDH Delaware will also use commercially reasonable efforts to permit any continuing employees that are entitled to receive an eligible rollover distribution into an account under GDH Delaware’s 401(k) plan, subject to and in accordance with provisions of such plan and applicable law. The parties will also cooperate in good faith to take commercially reasonable actions needed to permit each continuing employee with an outstanding loan balance under the BitGo 401(k) plan to continue to make scheduled loan payments to the BitGo 401(k) plan after the Closing pending the distribution and in-kind rollover of the promissory notes evidencing such loans from the BitGo 401(k) plan to GDH Delaware’s 401(k) plan.
Prior to the Second Merger Effective Time, BitGo will submit for approval by the BitGo equityholders, in accordance with Section 280G of the Code and the regulations thereunder (the “280G stockholder vote”),

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
any payments that could reasonably be expected to constitute a “parachute payment” pursuant to Section 280G of the Code (each, a “parachute payment”) on behalf of each “disqualified individual” (as defined in Section 280G of the Code and the regulations thereunder) and which are irrevocably waived by such individual. Prior to the distribution of the 280G equityholder vote materials, BitGo will use its commercially reasonable efforts to obtain an irrevocable waiver of the right to any parachute payment from each of the applicable “disqualified individuals” whose parachute payments would be subject to the 280G stockholder vote. To the extent any arrangements are entered into at the direction of GDHL (or after Domestication, GDH Delaware) or between GDHL (or after Domestication, GDH Delaware) or its affiliates, on the one hand, and a disqualified individual, on the other hand, before the closing date, BitGo will include such arrangements in the 280G equityholder voting materials, provided that GDHL (or after Domestication, GDH Delaware) provides to BitGo, no longer than seven business days prior to the date immediately preceding the closing date, a written description of such arrangements and cooperates with BitGo in good faith to calculate the value of any payments or benefits granted therein that could constitute a “parachute payment” pursuant to Section 280G of the Code.
Tax Matters
Each of BitGo’s equityholders, Galaxy Merger Agreement Parties and BitGo (a) will use its commercially reasonable efforts to cause the Mergers and the other transactions contemplated in the Merger Agreement to qualify as the intended tax treatment, (b) will report and file, or cause their respective representatives to report and file, all tax returns in a manner consistent with the intended tax treatment and will not take any position during the course of any tax audit or proceeding inconsistent with the intended tax treatment except as a result of a “final determination” within the meaning of Section 1313 of the Code and (c) agree that Reorganization Merger is intended to qualify as a “foreign merger” as defined in subsection 87(8.1), and having regard to subsection 87(8.2), of the Income Tax Act (Canada).
In this prospectus, the term “intended tax treatment” means
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the treatment of the Second Merger such that (a) with respect to the portion, if any, of the closing cash consideration received by the BitGo stockholders in the Second Merger that is attributable to (1) any indebtedness incurred by Merger Sub 2 for the purpose of funding all or a portion of the closing cash consideration or (2) any cash of BitGo or any of its subsidiaries that is transferred to the exchange agent pursuant to the Merger Agreement, a redemption of a portion of the outstanding BitGo capital stock by BitGo with a value equal to the sum of (1) and (2) that is treated as a sale or exchange of BitGo capital stock under Section 302(a) of the Code and the principles of Zenz v. Quinlivan, 213 F.2d 914 (6th Cir. 1954), (b) with respect to the sum of (1) the remaining closing cash consideration, if any, (2) the BitGo’s equityholders’ representative expense amount and (3) the estimated value as of the closing date (as reasonably determined by GDH LP) of the rights to any other consideration other than the Pubco Class A common stock to be received pursuant to the Second Merger, a sale by the BitGo stockholders to GDH LP of a portion of the outstanding BitGo capital stock with a value equal to such sum, and (c) with respect to the Pubco Class A common stock received by BitGo stockholders in the Second Merger, an exchange by the BitGo stockholders with Pubco of a portion of the outstanding BitGo capital stock with a value equal to such Pubco Class A common stock for such Pubco Class A common stock in a transaction that, together with the Reorganization Merger, qualifies as a transfer of property to a corporation that meets the requirements of Section 351 of the Code (the “BitGo Stockholder Section 351 Exchange”);

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the treatment of the Reorganization Merger as, with respect to the Pubco Class A common stock received by GDHL’s shareholders as an exchange of GDHL common stock for such Pubco Class A common stock, a transaction that, together with the BitGo Stockholder Section 351 Exchange, qualifies as a transfer of property to a corporation that meets the requirements of Section 351 of the Code and

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the treatment of the contribution by GDH Delaware of the BitGo capital stock acquired in the BitGo Stockholder Section 351 Exchange to GDH LP in exchange for limited partnership interests in GDH LP as a contribution of property that qualifies for the nonrecognition of gain or loss under Section 721(a) of the Code.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
The Merger Agreement provides that all transfer taxes will be borne 50% by BitGo’s Equityholders (as transaction expenses) and the other 50% be borne by the Galaxy Merger Agreement Parties, and the party required by applicable law to file a tax return with respect to such transfer taxes will timely prepare and file such tax return.
GDH Delaware will prepare and file, or cause to be prepared and filed, all tax returns required to be filed by BitGo and its subsidiaries after the closing date with respect to all pre-closing tax periods, and each such tax return will be prepared in a manner consistent with past practice unless otherwise required by applicable tax law. GDH Delaware and BitGo’s equityholders and their respective affiliates will cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of such tax returns and any audit or other proceeding with respect to taxes of BitGo and any of its subsidiaries.
Certain Additional Covenants and Agreements
The Merger Agreement contains certain other covenants and agreements, including, among others, covenants relating to access to information, including all books and records of BitGo and its subsidiaries, and notices of certain events, confidentiality and public announcements relating to the Merger Agreement and the transaction, preparation and filing of the registration statement of which this prospectus forms a part, preparation and filing of the management information circular of GDHL in accordance with Canadian securities laws, cooperation of the parties in connection with GDHL (or after Domestication, GDH Delaware) obtaining any financing it elects to pursue to pay amounts payable by it under the Merger Agreement, elimination of effects of any applicable takeover statutes or regulations on the transactions contemplated by the Merger Agreement, certain director and officer resignations, release of liabilities, the listing of the shares of Pubco Class A common stock prior to the Closing, treatment of BitGo indebtedness, submission of preparation and delivery of certain documents, including financial statements, termination of affiliate agreements and cooperation with respect to insurance policy relating to the minting and burning of wrapped bitcoins (“WBTC insurance policy”).
Conditions to Completion of the Transaction
The respective obligations of each of the Galaxy Merger Agreement Parties and BitGo to effect the Mergers will be subject to the satisfaction as of the business day immediately preceding the date of the Closing of each of the following conditions, any and all of which may be waived in whole or in part by Pubco, on behalf of itself and the other Galaxy Merger Agreement Parties, and BitGo, as the case may be, to the extent permitted by applicable law:
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the expiration or termination of any waiting period applicable to the transactions under the HSR Act without the imposition of an burdensome condition that GDHL (in its sole good faith discretion) declines to accept (which waiting period under the HSR Act expired on June 18, 2021) (which condition is not permitted by applicable law to be waived);

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any required approval under any applicable antitrust law (other than the HSR Act) shall have been obtained or, if applicable, the expiration or termination of any waiting period applicable thereunder without the imposition of a burdensome condition that GDHL (in its sole good faith discretion) declines to accept (which condition is not permitted by applicable law to be waived);

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the absence of any law or judgment, decree, writ, injunction, ruling, award decision, subpoena, determination, verdict or order entered, issued, made or rendered by any governmental authority of competent jurisdiction or binding arbiter, in each case which has the effect of prohibiting, enjoining, restraining or otherwise making illegal the consummation of the transactions or impose a burdensome condition that GDHL (in its sole good faith discretion) declines to accept (which condition is not permitted by applicable law to be waived);

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the receipt or filing, as applicable, of certain regulatory consents, waivers, approvals, authorizations, permits, filings and notifications required by the Merger Agreement, including approvals from the South Dakota Division of Banking, the Nationwide Mortgage Licensing System and Registry and the Connecticut Department of Banking, the New York State Department of Financial Services and FINRA (which condition is not permitted by applicable law to be waived);

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
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the approval of TSX, subject only to standard and customary conditions (which condition is not permitted by applicable law to be waived);

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the receipt of the BitGo stockholder approval of the BitGo Acquisition (which condition is not permitted by applicable law to be waived);

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the receipt of the GDHL shareholder approval of the Reorganization (which condition is not permitted by applicable law to be waived);

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the effectiveness of the registration statement of which this prospectus forms a part and the absence of any, or threat in writing of any, stop order suspending that effectiveness or any proceedings for that purpose initiated by the SEC; and

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the consummation of the Domestication.

The obligations of each of the Galaxy Merger Agreement Parties to effect the Mergers will be further subject to the satisfaction as of the business day immediately preceding the date of the Closing of each of the following conditions, any and all of which may be waived in whole or in part by Pubco on behalf of itself and the other Galaxy Merger Agreement Parties, to the extent permitted by applicable law:
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performance in all material respects by each of BitGo and the BitGo equityholders’ representative of its respective covenants and obligations required to be performed by it prior to the Domestication;

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the accuracy of certain representations and warranties made in the Merger Agreement by BitGo as of the date of the Merger Agreement and as of the date of the Closing, subject, with respect to certain representations and warranties, to certain materiality thresholds where applicable;

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the absence from the date of the Merger Agreement to the business day immediately preceding the date of the Closing of a material adverse effect on BitGo and its subsidiaries;

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the receipt by Galaxy of each of the agreements, instruments, certificates and other documents required to be delivered by BitGo at or prior to the Closing pursuant to the Merger Agreement;

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the employment and retention agreements entered into with certain of BitGo’s key employees being in full force and effect and not having been amended without GDHL’s consent;

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certain of BitGo’s key employees (i) continuing to be, as of immediately prior to the Second Merger Effective Time, active, full-time employees of BitGo, (ii) continuing to be, as of immediately prior to the Second Merger Effective Time, ready, willing and able to continue their employment with BitGo immediately following the Second Merger Effective Time on the terms set forth in their then-existing employment agreements (if any) and employment and retention agreements entered into by them in connection with the transactions, if applicable, and (iii) to the knowledge of the BitGo, not having indicated an intent to terminate or materially alter their employment with BitGo following the Second Merger Effective Time;

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there not having occurred prior to the Closing any event that constitutes “Cause” under certain of BitGo’s key employees’ employment and retention agreements entered into in connection with the transactions;

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the sufficiency and compliance of BitGo and its subsidiaries with applicable capital adequacy requirements under applicable law: and

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the WBTC insurance policy shall have been issued and shall be effective as of the Second Merger Effective Time.

The obligations of BitGo to effect the Mergers will be further subject to the satisfaction on or prior to the business day immediately preceding the date of the Closing of each of the following conditions, any and all of which may be waived in whole or in part by BitGo to the extent permitted by applicable law:
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performance in all material respects by each of the Galaxy Merger Agreement Parties of its respective covenants and obligations required to be performed by it at or prior to the Domestication;

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the accuracy of the representations and warranties made in the Merger Agreement by the Galaxy Merger Agreement Parties as of the date of the Merger Agreement and as of the date of the Closing, subject, with respect to certain representations and warranties, to certain materiality thresholds;

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
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the absence from the date of the Merger Agreement to the business day immediately preceding the date of the Closing of a material adverse effect on the Galaxy Merger Agreement Parties and their subsidiaries; and

•
the receipt by BitGo of each of the agreements, instruments, certificates and other documents required to be delivered by the Galaxy Merger Agreement Parties at or prior to the Closing pursuant to the Merger Agreement.

Termination of the Merger Agreement
The Merger Agreement may be terminated and the transaction may be abandoned at any time before the Second Merger Effective Time as follows:
•
by mutual written consent of BitGo and GDHL (or after Domestication, GDH Delaware);

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by either BitGo or GDHL (or after Domestication, GDH Delaware), if the transactions have not been consummated on or before March 31, 2022 (provided that the right to terminate the Merger Agreement pursuant to this bullet point will not be available to Galaxy if any of the Galaxy Merger Agreement Parties’, or to BitGo, if BitGo’s or BitGo’s equityholders’ representative’s breach of any provision of the Merger Agreement results in the failure of the transactions to have been consummated by such date;

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by BitGo or GDHL (or after Domestication, GDH Delaware) if any law or judgment, decree, writ, injunction, ruling, award decision, subpoena, determination, verdict or order entered, issued, made or rendered by any governmental authority of competent jurisdiction or binding arbiter, has become final and nonappealable;

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by either GDHL (or after Domestication, GDH Delaware) or BitGo, if (i) there has been a breach or failure to perform in any material respect by BitGo, on the one hand, or the Galaxy Merger Agreement Parties, on the other hand, of its covenants or agreements under the Merger Agreement or (ii) any of the representations and warranties of BitGo, on the one hand, or Galaxy, Merger Sub or Merger Company, on the other hand, set forth in the Merger Agreement have become inaccurate, in each case, which breach, failure to perform or inaccuracy would result in an applicable condition to the other parties’ obligation to effect the mergers not being satisfied (and is not capable of being cured by the outside date or is not cured before the earlier of (x) forty-five days after written notice of such breach);

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by GDHL (or after Domestication, GDH Delaware) if BitGo fails to deliver to GDHL (or after Domestication, GDH Delaware), within three business days following the date of the Merger Agreement duly executed and delivered support agreements from certain equityholders;

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by GDHL (or after Domestication, GDH Delaware) if BitGo fails to deliver to GDHL (or after Domestication, GDH Delaware), within three business days following the time at which the Registration Statement is declared effective under the Securities Act, a copy of the duly executed and delivered written consent from equityholders constituting BitGo stockholder approval;

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by GDHL (or after Domestication, GDH Delaware) if BitGo fails to deliver to GDHL (or after Domestication, GDH Delaware), a copy of BitGo’s 2020 audited financial statements by September 15, 2021;

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by either BitGo or GDHL (or after Domestication, GDH Delaware), if the required Galaxy stockholder approval is not obtained upon a vote duly taken at the extraordinary general meeting of GDHL shareholders convened to consider and vote upon the Reorganization; or

•
by BitGo if, on or prior to the 90th day following the date of the Merger Agreement, one of the Galaxy Merger Agreement Parties has not confirmed in writing to BitGo that a Galaxy Merger Agreement Party has either (i) obtained a written commitment and entered into an agreement with one or more insurers to fully bind, subject to the terms and conditions set forth therein, the WBTC insurance policy effective as of the effective date or (ii) irrevocably waived such obtainment of the WBTC insurance policy as a condition to Closing (provided that the right of BitGo to terminate the

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Merger Agreement pursuant to this bullet may only be exercised by BitGo by delivering written notice thereof during the five business day period following such 90th day, after which time it shall cease to apply).
In the event of the valid termination of the Merger Agreement, such termination will be without liability of any party (or any stockholder, equityholder, director, officer, employee, agent, consultant or representative of such party) to any other party to the Merger Agreement (provided that if such termination shall result from fraud or the willful and intentional breach by any party hereto, such party shall be fully liable for any and all damages incurred or suffered by any other party as a result of such failure or breach). Certain specified provisions, including certain provisions described under “Expenses”, “Amendments and Waivers” and “No Third-Party Beneficiaries” will survive termination.
Expenses
Except as otherwise expressly provided in the Merger Agreement, all costs and expenses incurred in connection with the Merger Agreement and the transaction will be paid by the party incurring such costs and expenses, except in the event the Merger Agreement is terminated prior to the Closing, BitGo will reimburse GDH LP for 50% of the fees, expenses and premiums (except such reimbursement will not exceed $13 million in the aggregate) incurred by the Galaxy Merger Agreement Parties in furtherance of obtaining the WBTC insurance policy.
Amendments and Waivers
Subject to applicable law and except as otherwise provided in the Merger Agreement, the Merger Agreement may be amended, modified and supplemented by written agreement of the parties at any time before or after receipt of the BitGo stockholder approval. However, after the BitGo stockholder approval has been obtained, there may not be any amendment that by applicable law or in accordance with the rules of any stock exchange requires further approval by BitGo stockholders, as applicable, without such further approval of such stockholders.
No waiver of any provision of the Merger Agreement will be valid unless the waiver is in writing and signed by the waiving parties. No failure or delay by any party in exercising any right, power or privilege under the Merger Agreement will operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
No Third-Party Beneficiaries
The Merger Agreement is not intended to and does not confer upon any person other than the parties to the Merger Agreement any rights, benefits, remedies, obligations, or liabilities, except with respect to certain provisions related to the indemnification of D&O indemnified parties and their respective heirs and representatives.
Enforcement; Remedies
Prior to the termination of the Merger Agreement, each party will be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches by any other party, an order of specific performance specifically enforcing the terms of the Merger Agreement and any further equitable relief. Except as otherwise expressly provided in the Merger Agreement, any and all remedies expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy.
Governing Law
The Merger Agreement is governed by Delaware law, without giving effect to conflicts of laws principles that would result in the application of the law of any other state.

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THE SUPPORT AGREEMENT
The following section summarizes material provisions of the Support Agreement, which is included in this prospectus as Annex [•], incorporated by reference herein in its entirety, and qualifies the following summary in its entirety. The rights and obligations of GDHL (or after Domestication, GDH Delaware), Pubco and the support stockholders are governed by the Support Agreement and not by this summary or any other information contained in or incorporated by reference into this prospectus. GDHL shareholders and BitGo stockholders are urged to read the support agreement carefully and in its entirety, as well as this prospectus and the information incorporated by reference into this prospectus.
Subsequent to the execution of the Merger Agreement, certain stockholders of BitGo, each of whom is an executive officer, director, affiliate, founder, family member or holder of 5% or more of BitGo’s voting equity securities and who collectively hold approximately [•]% of BitGo’s outstanding shares as of the BitGo Record Date (the “support stockholders”), entered into the Support Agreement pursuant to which such stockholders agreed to, among other things, as promptly as reasonably practicable (and in any event within two business days) after the registration statement of which the accompanying prospectus forms a part is declared effective by the SEC, to execute and deliver the Written Consent irrevocably adopting the Merger Agreement and approving the Mergers and the other transactions contemplated by the Merger Agreement and the other transaction documents associated with such transactions. The execution and delivery of the Written Consent by all parties to the Support Agreement will constitute the BitGo stockholder Approval.
Each support stockholder has also irrevocably made an election to receive as merger consideration (a) solely for BitGo stockholders that have made an election to only receive stock consideration, a number of shares of Pubco Class A common stock equal to the closing per share consideration value divided by the Galaxy share value price (each as defined and described below), (b) solely for BitGo stockholders that have made an election to only receive cash consideration, an amount equal to the closing per share consideration value (as defined and described below) or (c) for BitGo stockholders that have not made an election to receive only stock consideration or only cash consideration, shares of Pubco Class A common stock as to 50% of such stockholder’s BitGo capital stock and cash as to the other 50% of such stockholder’s capital stock, and agreed to complete, execute and deliver to the exchange agent an Election Form that is consistent with such stockholder’s election under the support agreement.
Each support stockholder has also agreed that it will vote or cause to be voted (including by written consent) all of its shares of BitGo capital stock against any action, agreement or transaction involving BitGo that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Mergers and the other transactions contemplated by the Merger Agreement and the other transaction documents.
The support agreement contains customary provisions restricting the support stockholders from transferring their shares of BitGo capital stock during the pendency of the transaction, subject to limited exceptions. In addition, pursuant to the support agreement, each support stockholder agreed to waive any appraisal or dissenters’ rights, including under the DGCL or the CCC, as applicable, and any rights under BitGo’s governing documents or any of the agreements with BitGo’s investors (“BitGo investor agreements”) and rights of notice relating to the transaction. Each support stockholder has approved and consented to the termination of the BitGo investor agreements, to be effective as of and contingent upon the occurrence of the Closing.
The support agreement also contains customary representations and warranties and restrictive covenants applicable to certain signatories thereto, including confidentiality, non-solicitation and non-interference covenants.
The support agreement will terminate and will have no further force or effect with respect to a support stockholder upon any termination of the Merger Agreement.
As of the date of the Support Agreement, the support stockholders collectively owned, of record or beneficially, a majority of the outstanding shares of BitGo common stock and BitGo preferred stock. As of the record date, the support stockholders collectively owned approximately [•]% of the outstanding shares of BitGo capital stock, approximately [•]% of the outstanding shares of BitGo common stock and

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approximately [•]% of the outstanding shares of BitGo preferred stock. Accordingly, the execution and delivery of written consents by all of the support stockholders will constitute the BitGo stockholder approval and, therefore, we expect to receive a number of written consents sufficient to satisfy each such approval.

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SOLICITATION OF CONSENT OF BITGO STOCKHOLDERS
Purpose of the Consent Solicitation; Recommendation of the BitGo Board of Directors
BitGo stockholders are receiving this prospectus being they are being asked to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the BitGo Acquisition, by signing and returning the written consent furnished to BitGo stockholders with this prospectus, a copy of which is attached to this prospectus as Annex [•], which is referred to as the “Written Consent.” BitGo will not call or convene any meeting of its stockholders in connection with the BitGo Acquisition.
After careful consideration, BitGo’s board of directors has considered the Second Merger and the other transactions contemplated by the Merger Agreement and has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of BitGo and BitGo’s stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, (iii) directed that the approval of the Merger Agreement and the transactions contemplated thereby be submitted for approval and adoption by BitGo’s stockholders and (iv) recommended the approval and adoption of the Merger Agreement and the transactions contemplated thereby by BitGo’s stockholders.
BitGo Stockholders Entitled to Consent
The BitGo board of directors has set [•] as the record date, which is referred to as the “BitGo Record Date,” for determining the BitGo stockholders entitled to execute and deliver the Written Consent. If you are a BitGo stockholder on the BitGo Record Date, you are urged to complete, date and sign the enclosed Written Consent and promptly return it to BitGo when your signature to the Written Consent will be solicited by BitGo.
As of the close of business on the record date, there were [•] shares of BitGo Class A Common Stock outstanding, [•] shares of BitGo Class F Common Stock outstanding, and [•] shares of BitGo Preferred Stock outstanding, consisting of [•] shares of BitGo Series Seed Preferred Stock, [•] shares of BitGo Series A Preferred Stock, [•] shares of BitGo Series B Preferred Stock, [•] shares of BitGo Series B-1 Preferred Stock, [•] shares of BitGo Series B-2 Preferred Stock and [•] shares of BitGo Series B-3 Preferred Stock, in each case entitled to execute and deliver the Written Consent with respect to the Merger Agreement.
Each holder of BitGo Class A Common Stock and BitGo Class F Common Stock is entitled to one vote for each share of BitGo common stock held as of the record date. Each holder of BitGo Preferred Stock is entitled to the number of votes equal to the number of whole shares of BitGo Class A Common Stock into which the shares of BitGo Preferred Stock held by such holder could be converted as of the record date.
Written Consent; Required Written Consent
The adoption of the Merger Agreement and the transactions contemplated thereby by BitGo stockholders requires the affirmative vote or consent of (i) the holders of at least a majority of the issued and outstanding shares of BitGo Class A Common Stock, BitGo Class F Common Stock, and BitGo Preferred Stock (voting on an as-converted-to-BitGo Class A Common Stock basis with respect to any shares of BitGo Preferred Stock) entitled to vote thereon, (ii) the holders of at least a majority of the outstanding shares of BitGo Class A Common Stock and BitGo Class F Common Stock entitled to vote thereon and (iii) the holders of at least a majority of the outstanding shares of BitGo Preferred Stock (voting on an as-converted-to-BitGo Class A Common Stock basis with respect to any shares of BitGo Preferred Stock) entitled to vote thereon, which vote or consent is referred to as the “BitGo Stockholder Approval.”
Subsequently to the execution of the Merger Agreement, certain stockholders of BitGo, each of whom is an executive officer, director, affiliate, founder, family member or holder of 5% or more of BitGo’s voting equity securities and who collectively hold approximately [•]% of BitGo’s outstanding shares as of the BitGo Record Date, entered into a support agreement, which is referred to as the “Support Agreement,” pursuant to which they agreed to, as promptly as reasonably practicable (and in any event within two business days) after the registration statement of which this prospectus forms a part is declared effective by the

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SEC, to execute and deliver a counterpart to the Written Consent. The execution and delivery of the Written Consent by all parties to the Support Agreement will constitute the BitGo Stockholder Approval.
Submission of Written Consent
You may consent to the adoption of the Merger Agreement and the transactions contemplated thereby with respect to your shares of BitGo capital stock by completing, dating and signing the Written Consent enclosed with this prospectus and returning it to BitGo by [•].
If you hold shares of BitGo capital stock as of the close of business on the BitGo Record Date and you wish to sign the Written Consent, you must fill out the enclosed Written Consent, date and sign it, and promptly return it to BitGo. Once you have completed, dated and signed the written consent, you may deliver it to BitGo by emailing a .pdf copy to [•] or by mailing your written consent to BitGo Holdings Inc., 2443 Ash Street, Palo Alto, CA 94306, Attention: [•].
BitGo has set [•] as the deadline for BitGo stockholders to sign the Written Consent. BitGo reserves the right to extend the deadline beyond [•]. Any such extension may be made without notice to BitGo stockholders.
BitGo stockholders should not send stock certificates with the signed Written Consent. After the BitGo Acquisition is completed, a letter of transmittal and written instructions for the surrender of BitGo stock certificates will be mailed to all BitGo stockholders. Do not send in your stock certificates now.
Executing Written Consent
You may sign the Written Consent to consent to the adoption of the Merger Agreement and the transactions contemplated thereby. If you do not return a signed Written Consent, it will have the same effect as a vote against the adoption of the Merger Agreement and the transactions contemplated thereby.
Due to the obligations of the BitGo stockholders that entered into the Support Agreement in connection with the Merger Agreement, a failure of any other BitGo stockholder to sign the Written Consent is not expected to have any effect on the approval of the proposals.
Solicitation of Written Consents; Expenses
The expense of preparing, printing and mailing these consent solicitation materials is being borne by BitGo. Officers and employees of BitGo may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular compensation but no special compensation for soliciting consents.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Management’s discussion and analysis of our financial condition and results of operations should be read in conjunction with “Prospectus Summary—Summary of Historical Financial Data,” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. The following discussion includes forward-looking statements that reflect our plans, estimates and assumptions and involves numerous risks and uncertainties, including, but not limited to, those described in “Risk Factors”. See “Special Note Regarding Forward-Looking Statements.” Future results could differ significantly from the historical results presented in this section.
Galaxy Digital
Unless the context otherwise requires, all references in this section to “Galaxy Digital,” “Galaxy,” the “Company,” “we,” “us,” or “our” refer to Galaxy Digital Holdings LP (which is the accounting predecessor of Pubco) and its consolidated subsidiaries.
Overview
Galaxy Digital is a technology-driven financial services and investment management firm that provides institutions and direct clients with a full suite of financial solutions spanning the digital assets ecosystem.
Our mission is engineering a new economic paradigm. Today, we are primarily focused on digital assets, cryptocurrencies and blockchain technology, and how these technological innovations will drastically alter the way we store and transfer value.
We are capitalizing on market opportunities made possible by the rapid evolution of the digital assets ecosystem. We strive to maintain a diverse, multi-disciplinary team that balances extensive experience from the legacy financial services industry with a deep appreciation for the most important aspects of the emerging cryptocurrency and blockchain industry.
Financial Highlights
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Galaxy generated net income attributable to unit holders of $965.3 million for the nine months ended September 30, 2021, an increase of 2,550% compared to $36.4 million for the nine months ended September 30, 2020. For the year ended December 31, 2020, Galaxy generated net income attributable to unit holders of $295.2 million, an increase of 1,079% compared with $25.0 million for 2019.

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On a non-GAAP basis, taking digital assets at fair value and excluding certain non-cash and nonrecurring expenses, Galaxy generated Adjusted net income of $1.26 billion for the nine months ended September 30, 2021, compared to $58.8 million for the nine months ended September 30, 2020. For the year ended December 31, 2020, Galaxy generated Adjusted net income of $413.2 million, an increase of 655% compared with $54.7 million for 2019. Please see “Non-GAAP Financial Measures” for a description of how management calculates and uses Adjusted net income, and a reconciliation of this measure to GAAP net income.

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Equity attributable to the unit holders was $1.68 billion at September 30, 2021, an increase of 139% from $703.1 million at December 31, 2020. Equity attributable to unit holders as at December 31, 2020 was a 107% increase from $340.2 million at the end of 2019.

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Galaxy held $1.84 billion of digital assets as of September 30, 2021. As at December 31, 2020, Galaxy held $844.6 million of digital assets.

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On a non-GAAP basis:

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Net digital assets were $516.5 million and $452.5 million, as of September 30, 2021 and December 31,2020, respectively, and $63.7 million as of December 31, 2019, in each case at lower of cost or market. Net digital assets (a) includes all digital assets categorized as assets on

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the statement of financial position, (b) excludes all digital assets categorized as liabilities on the statement of financial position and digital assets that do not belong to Galaxy, and (c) excludes stablecoins.
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Net digital assets at fair value, were $872.2 million and $547.7 million as of September 30, 2021 and December 31, 2020, respectively, and $71.1 million as of December 31, 2019. As of September 30, 2021, December 31, 2020 and December 31, 2019, such amounts were $355.8 million, $95.2 million and $7.4 million higher respectively, than Net digital assets, as a result of adjusting digital assets to market prices at the end of each period. Management uses this measure to evaluate its exposure to digital assets.

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Please see “Non-GAAP Financial Measures” for a full description of how management calculates and uses Net digital assets and Net digital assets at fair market value, and a reconciliation of such measures to GAAP financials.

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In December 2021, GDH LP closed a private offering of $500.0 million of its 3.00% Senior Exchangeable Notes due 2026 (the “Exchangeable Notes”), which will be exchangeable from time to time as set forth in the indenture that governs the Exchangeable Notes for shares of Pubco Class A common stock following the consummation of the Reorganization and Reorganization Merger. We intend to use the proceeds from the Exchangeable Notes to accelerate growth initiatives across our businesses and to address the multitude of opportunities we see in front of us against the backdrop of rapid growth and maturation of our industry:

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We have identified a series of business opportunities including seeding new fund launches in our Asset Management business, scaling our Mining business, and expanding our lending portfolio (included as part of our Trading business).

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We have also prioritized an extensive and strategic hiring plan, particularly for engineering resources, which will support our product-development growth.

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We additionally plan on augmenting our liquidity-provisioning offerings while maintaining our focus on diversification and risk management.

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Finally, we anticipate pursuing opportunistic acquisitions, with a focus on technology and product, and a thematic view of continuing to reach the full opportunity within the ecosystem.

Digital Assets Environment
Development of the digital assets ecosystem
The digital assets industry started in 2009 when a pseudonymous person or group known as Satoshi Nakamoto released the first iteration of the Bitcoin software based on a seminal white paper, published in October 2008, Bitcoin: A Peer-to-Peer Electronic Cash System. Over the years, an entire ecosystem has expanded beyond Bitcoin, including digital assets other than Bitcoin (commonly referred to as “altcoins”) and blockchain-based infrastructure and products exemplified by DeFi, NFT’s and stablecoins (digital tokens indexed to an existing fiat currency or other non-digital asset).
As Bitcoin increased in popularity, the idea of decentralized and encrypted currencies spread and the first alternative cryptocurrencies began to appear. These altcoins generally tried to improve on the original Bitcoin design by offering greater speed, lower transaction costs and/or some other advantage. Among the first to emerge were Namecoin and Litecoin. Later, blockchain usage began to expand beyond the peer-to-peer currency functions, to decentralized financial applications, smart contracts and digital art (via NFTs), among others.
The second largest public blockchain protocol, Ethereum, debuted in 2015 and became the first large scale network for decentralized computing and smart contract functionality. The Ethereum network supports the creation of persistent, autonomous software which gives developers the ability to build open, decentralized applications accessible to the public. This generalized, distributed computing capability enabled the next evolution for the cryptoeconomy, the rise of “tokenization”, the process of digitally representing real-world value or information, and enabling digitally enforceable agreements and automated functions.

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We see the world of tokenization as split into fungible and non-fungible assets. When we say two or more items are fungible, we generally mean that they are interchangeable, so that a seller can deliver either item to a purchaser, and the purchaser is obligated to accept either, in satisfaction of a contractual sale and purchase obligation. As an example, money is fungible whereas artwork is not. Native digital assets, like Bitcoin and Ether, are fungible but do not represent the use of “tokenization,” as their value is not derived from representing another asset.
While many uses for tokenization exist (e.g., equity shares, coupons, monies), the clearest functioning use of non-native fungible tokens today is the stablecoin, a digital asset typically pegged to another unit of currency. Stablecoins allow fiat currencies to transact on a blockchain, combining the features of a digital asset with the stability of a fiat currency.
Assets that are non-fungible are those that are not perfectly interchangeable, such as artwork, real estate, identity, or bespoke contracts. NFTs are digital tokens that represent these unique items. While many use cases for NFTs exist, digital collectibles are the most common exhibition of this technology. September 2021 saw more than $3 billion in NFT sales.
A significant use case for digital assets has emerged in the form of DeFi. DeFi refers to a variety of blockchain-based applications or protocols that provide peer-to-peer financial services using smart contracts and other technology, reducing the need for the traditional financial intermediaries, such as banks. In many cases, DeFi protocols remove intermediaries and hand control of their upgrades and features to the users themselves, through a governance process in which token holders vote on important issues. The benefits of DeFi include increased efficiency and speed for flow of capital, reduced costs for all parties and curtailed human biases, in activities governed by data analysis.
DeFi protocols emerged in 2015, with the use of cryptocurrency for lending and borrowing. Platforms such as MakerDAO were among the first platforms to enable the scaled use of cryptocurrency as collateral for financial arrangements. DeFi’s adoption accelerated during 2020 as platform growth and adoption of cryptocurrencies expanded access to capital for users that also reduced the need to move funds out of the ecosystem (given availability of financing arrangements to support liquidity needs).
Recent industry trends
In recent years, the industry has matured significantly, following the entrance of major institutional and corporate investors.
In the fourth quarter of 2020 and year-to-date through the third quarter of 2021, we continued to see institutional inflows into Bitcoin and other cryptocurrencies and products.
Decentralized finance applications built on the Ethereum network have also grown in both active users and value transacted. Payment companies PayPal, Visa, and Mastercard announced new initiatives to support cryptocurrencies on their platforms. Goldman Sachs announced that it will restart its digital assets trading desk. Coinbase, one of the largest U.S.-based digital assets exchanges, completed its listing on Nasdaq on April 14, 2021.
The inflows into cryptocurrencies from institutional investors, with prominent investors and traditional asset managers starting to allocate to this asset class, led to a 148% year-to-date growth in total market capitalization to $1.9 trillion as of September 30, 2021 from $765.3 billion as of December 31, 2020.
The cryptoeconomy has been experiencing exponential growth, which we expect will continue for the foreseeable future. This is driven by the simultaneous widespread adoption of digital assets, cryptocurrencies and broader blockchain innovations, including DeFi and the growth of NFTs as a prominent form of tokenization. The use of NFTs to represent digital collectibles, mostly carried on Ethereum, has expanded into the mainstream economy, creating a new wave of interest in public blockchains. The initially retail-driven adoption of cryptocurrencies has evolved to include a broad population of both retail and institutional holders, utilizing digital assets as both a store of value and for broader commerce applications.
Our Businesses
We operate in the following businesses that complement each other:

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Trading. Our trading business, Galaxy Digital Trading (“GDT”), which we currently operate primarily through Galaxy Digital LLC, its subsidiaries, and certain other affiliates, provides spot, derivative and financing liquidity to institutional clients, counterparties and venues that transact in cryptocurrencies and other digital assets. GDT provides access to over 100 globally traded cryptocurrencies to over 690 unique clients and counterparties across a full suite of service offerings, including: over-the- counter (“OTC”) spot liquidity provision, on-exchange liquidity provision, OTC options trading, and bespoke lending and structured product offerings. GDT also engages in proprietary quantitative, arbitrage and macro trading strategies. GDT does not currently hold or custody assets for the benefit of or on behalf of any third party.

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Asset Management. Our asset management business, Galaxy Digital Asset Management (“GDAM”), which we currently operate primarily through Galaxy Digital Capital Management LP, manages capital on behalf of third parties in exchange for management fees and performance-based compensation. GDAM creates products that provide clients with seamless access to digital asset investments through both passive and active fund strategies, solving custodial, technical and regulatory obstacles. GDAM’s differentiating factors are its long-tenured professionals with institutional experience managing third party capital across a variety of traditional asset classes, an acute focus on risk management and compliance, strong relationships with key counterparties and a deep connectivity throughout the blockchain and cryptocurrency ecosystem. GDAM has a track record of bringing differentiated products to market in a timely manner to address the evolving needs within the ecosystem. GDAM leverages partnerships with prominent asset management industry players including, CI, CAIS, Bloomberg, Morgan Stanley and Invesco to accelerate product development, speed-to-market, distribution and reach a global scale.

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Investment Banking. Our investment banking business, Galaxy Digital Investment Banking (“GDIB”), which we operate through Galaxy Digital Partners LLC, is a leader in financial and strategic advisory services for the digital asset, cryptocurrency and blockchain technology sector. GDIB serves public and private clients globally with a full spectrum of financial advisory services, including general corporate, strategic, M&A, divestitures and restructuring advisory services, as well as equity, debt and project finance capital markets services. GDIB’s value proposition is to provide traditional investment banking services such as capital raising and advisory for M&A and debt financing, as well as adding specialist knowledge about the inner workings of the cryptocurrency and blockchain technology sector. GDIB maintains and continues to build on its systematic coverage of the highest quality businesses operating across the blockchain ecosystem, with the ultimate goal of forming long-lasting and trusted relationships.

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Mining. Our mining business, Galaxy Digital Mining (“GDM”), which we operate through Galaxy Digital Mining LLC, in partnership with third-party data center providers, hosts our proprietary bitcoin mining equipment, helping to secure the Bitcoin network while generating low cost basis bitcoin through block rewards and network transaction fees. GDM’s business is expected to reach just under 2,000 petahash through monthly deliveries of mining capacity through the end of 2022, which is more than 1% of the current total Bitcoin network hash rate. Additionally, GDM partners with other Galaxy businesses to deliver financial services to miners, including liquidity, hedging, asset leasing and financing and advisory services. The digital asset mining industry has seen rapid growth and innovation, and is becoming increasingly competitive. Specifically for Bitcoin, we believe that hash rate will continue to increase over the next year with many companies expanding their operations throughout North America. See “Risk Factors—Risks Related to Our Business Lines—The digital asset mining industry has seen rapid growth and innovation, and is becoming increasingly competitive and GDM may be unable to compete effectively’’ for further discussion.

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Principal Investments. Our principal investments business, Galaxy Digital Principal Investments (“GDPI”), which we currently operate primarily through Galaxy Digital Ventures LLC, and certain other affiliates, manages a diverse portfolio of largely private investments across the digital assets industry. GDPI’s investment objective is to identify, invest in, and support category-defining companies and networks that we anticipate will grow the cryptoeconomy and shape the adoption of the ecosystem. We believe that a core piece of Galaxy’s edge in the ecosystem is the information and connectivity generated by our Principal Investments activity. Conversely, a key differentiator for

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GDPI is our ability to leverage Galaxy’s broader operating businesses to identify opportunities and address needs in the digital assets space. We engage with our portfolio companies on a regular basis to maintain an in-depth knowledge of the digital assets ecosystem and to continue to identify new investments. Additionally, we make strategic investments in the equity of companies operating in similar or adjacent businesses to Galaxy with an eye towards future commercial relationships and/or strategic alignment of interests. Finally, we allocate our balance sheet to warehouse investments and provide seed capital for future asset management strategies, which we believe puts us at an advantage relative to many of our competitors.
Our Material Challenges, Obstacles and Risks
We are operating in a new industry that is highly innovative, rapidly evolving and characterized by healthy competition, experimentation, changing customer needs, frequent introductions of new products and services, and which is subject to uncertain and evolving industry and regulatory requirements. Our business model is largely dependent on digital assets and the broader cryptoeconomy. Our operating results have and will continue to fluctuate significantly due to a variety of factors, including the highly volatile nature of cryptocurrencies. While we believe we are well-positioned to capitalize on market opportunities made possible by the rapid evolution of the digital assets ecosystem, due to the relatively nascent stage of our industry and other challenges that we face, our business model also presents material risks. For a further discussion of these risks, see “Risk Factors—Risks Related to our Operations” in this prospectus.
To the extent we consummate the BitGo Acquisition, we will also become subject to additional risks associated with BitGo’s business, such as material risks and uncertainties associated with custody of cryptocurrencies and other digital assets. For a further discussion of these risks, see “Risk Factors—Risks Related to the BitGo Acquisition” in this prospectus.
Additionally, all participants in the cryptoeconomy, including direct investors, consumers and providers of goods and services related to the industry, may be subject to additional costs associated with participating in the industry, as compared with participation in traditional commerce, due in part to the rapidly evolving landscape. The potentially higher costs associated with the cryptoeconomy could include, but are not limited to, elevated legal and financial advisory fees, use of significant resources to monitor and maintain compliance with application laws and regulations, as well as elevated and unpredictable custody, transaction, insurance and anti-theft costs. Other material risks that industry participants face include a lack of adoption or acceptance of digital assets and blockchain technology, the extraordinarily volatile prices of digital assets, exposure to malicious actors and platform vulnerabilities and uncertainties in the tax and accounting treatment of digital assets, among others. For a further discussion of these risks, see “Risk Factors—Risks Related to Cryptocurrencies and Digital Assets” in this prospectus.
Our Business Model
We’ve constructed our business around three core pillars:
1.
Our operating segments complement and reinforce the value of one another;

2.
Our services meet client needs throughout their lifecycle of adoption of digital assets; and

3.
Our direct exposure to digital assets, through both cryptocurrency and equity holdings, allows us to remain informed about the direction of this dynamic sector while delivering growth in unitholder value as global adoption accelerates.

We focus primarily on the digital assets industry, leveraging our leadership’s nearly 10 years of cryptocurrency investing experience to develop, deploy, and support innovative products and services for institutions inhabiting the rapidly growing cryptoeconomy. We have established strong brand recognition from both the crypto-native community and traditional institutional leaders.
We apply a compliance-first mindset to our business by focusing on embedding all our products and operational processes with robust recordkeeping and risk management. We have structured our businesses to move quickly while operating an institutional-grade compliance structure that our institutional clients have come to expect. This has enabled our businesses to provide reliable service through varied market conditions,

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
while respecting the importance of the public-private partnership in helping constructive regulation to eventually follow fast-paced innovation.
We continuously evolve with the broader digital assets ecosystem and aim to maintain a ‘crypto-blue-chip’ leadership team comprised of veterans from Wall Street and Silicon Valley. Our existing team consists of experts spanning the capital markets, asset management, technology, investing and venture capital businesses. This collective expertise will be enhanced with the addition of BitGo, which we agreed to acquire on May 5, 2021.
The pending acquisition of BitGo will be the most recent in a series of successful acquisitions that have diversified Galaxy’s product offerings and revenue sources, including acquisitions of two leading cryptocurrency trading firms in November 2020 (DrawBridge Lending and Blue Fire Capital), which augmented GDT’s suite of product offerings and added veteran trading and lending talent to its leadership team, and the addition of Vision Hill (in May 2021), a premier investment consultant and asset manager in the digital asset sector. We continue to use our scale, expertise and balance sheet to identify and execute on acquisitions across our business lines.
Galaxy is diversified across both client-focused operational business lines and direct investments in the digital asset ecosystem, which ensures that we benefit from most innovations and developments as the ecosystem grows and matures.
Non-GAAP Financial Measures
Net digital assets, Net digital assets at fair value, and Adjusted net income are non-GAAP financial measures that are used by management, in addition to GAAP financial measures, to understand and compare our operating results across accounting periods, for risk management and operational decision-making.
Net digital assets represents the net amount of our digital assets holdings at the end of each period, by adding all digital assets categorized as assets on the statement of financial position (digital assets, digital assets on loan, assets posted as collateral and digital assets receivable) less all digital assets categorized as liabilities on the statement of financial position and assets that do not belong to Galaxy (digital assets sold short, digital assets borrowed, collateral payable, and noncontrolling interest). We exclude stablecoins from net digital assets and net digital assets at fair value, to present only those digital assets subject to price volatility. Stablecoins are indexed to fiat currencies (primarily the U.S. dollar) and are therefore not expected to fluctuate in value, in our reporting currency (which is U.S. dollars). These assets and liabilities represent individual balances disclosed within our condensed consolidated statements of financial position under U.S. GAAP.
Net digital assets at fair value represents the estimated value that management believes we could receive for our net digital assets, if they were liquidated at the applicable closing market prices taken at the end of the period. The fair value adjustment between net digital assets and net digital assets at fair value, and the fair value adjustment between each of the components thereof, represents the difference between digital assets and liabilities recorded under U.S. GAAP at cost less applicable impairment charges and the non-GAAP adjustment to recognize these digital assets and liabilities at fair value based on the applicable closing market prices taken at the end of the periods presented.
Management believes that net digital assets at fair value is a useful measure of the Company’s true exposure to digital assets and uses it to manage risk. Accordingly, the Company also believes that this is a useful measure for its investors.
These financial measures do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies in our industry. The values of the digital assets that we present as assets and liabilities on our condensed consolidated statements of financial position are subject to numerous market factors, such as their market price, market volatility and the existence of a liquid market for such digital assets. In particular, while management believes that net digital assets at fair value is a reasonable approximation of the value that could be received for the Company’s digital asset holdings upon a liquidation, the lack of a liquid market for certain digital assets may hinder our ability to actually receive such values for all of the digital assets that we hold. In addition, certain of the Company’s digital

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
assets are subject to other restrictions on transferability, such as fund lock-up periods, which would prevent us from actually liquidating such digital assets at a given point in time. Furthermore, due to the volatile nature of digital asset prices, net digital assets at fair value as of the end of our most recently presented period may not be reflective of the fair value of the underlying digital assets at any other point in time. See “—Quantitative and Qualitative Disclosures about Market Risk—Digital Asset Price Risk” for more information. These non-GAAP financial measures have been prepared by, and are the responsibility of, Galaxy’s management, and have not been audited or reviewed by our independent registered public accounting firm. You should not place undue reliance on such non-GAAP financial measures. Accordingly, these non-GAAP financial measures are provided as supplemental financial measures of our digital assets holdings only, and should not be considered a substitute for, or in isolation from, the gross amount of digital assets and liabilities recognized on our condensed consolidated statements of financial position.
	For the nine months ended September 30, 2021
(in thousands)	Reported	Fair Value Adjustment	At Fair Value (Non-GAAP)
Digital assets (excl. stablecoins of $226.6 million)	$1,611,252	$243,913	$1,855,165
Digital assets on loan (excl. stablecoins of $117.0 million)	144,214	22,302	166,516
Assets posted as collateral	27,367	3,003	30,370
Digital assets receivable	147,735	86,556	234,291
Less:
Digital assets sold short	$—	$—	$—
Digital assets borrowed (excl. stablecoins of $120.9 million)	517,391	—	517,391
Collateral payable (excl. stablecoins of $4.4 million)	425,967	—	425,967
Noncontrolling interests	470,750	—	470,750
Net digital assets	$516,460	$355,774	$872,234
(in thousands)	As of December 31, 2020
	Reported	Fair Value Adjustment	At Fair Value (Non-GAAP)
Digital assets (excl. stablecoins of $7.8 million)	$836,866	$86,847	$923,713
Digital assets on loan	89,508	7,216	96,724
Assets posted as collateral	14,592	1,176	15,768
Digital assets receivable	19,724	—	19,724
Less:
Digital assets sold short	$5,278	$—	$5,278
Digital assets borrowed (excl. stablecoins of $135.2 million)	172,306	—	172,306
Collateral payable	44,660	—	44,660
Noncontrolling interests	285,956	—	285,956
Net digital assets	$452,490	$95,239	$547,729

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
(in thousands)	As of December 31, 2019
	Reported	Fair Value Adjustment	At Fair Value (Non-GAAP)
Digital assets (excl. stablecoins of $4.0 million)	$74,976	$7,002	$81,978
Digital assets on loan	15,905	157	16,062
Assets posted as collateral	10,323	263	10,586
Digital assets receivable	—	—	—
Less:
Digital assets sold short	$18,617	$—	$18,617
Digital assets borrowed	11,134	—	11,134
Collateral payable	434	—	434
Noncontrolling interests	7,319	—	7,319
Net digital assets	$63,700	$7,422	$71,122
In addition, our management reviews Adjusted net income, which is also a non-GAAP financial measure. Adjusted net income represents net income/(loss) attributable to our controlling unit holders’ interests adjusted to add back certain non cash items and a net adjustment for the period to mark net digital assets to market, acquisition related and severance costs. The net adjustment for the period to mark net digital assets to market (1) represents what would have been recorded had the Company accounted for the related digital assets at market value, rather than cost less impairment and (2) takes into account the difference between the current year and prior year mark-to-market prices for its digital assets on its balance sheet. We believe that this provides management with an accurate measure of the Adjusted net income at fair value.
Adjusted net income does not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies in our industry. Accordingly, this non-GAAP financial measure is provided as a supplemental financial measure of our net income / (loss) only, and should not be considered a substitute for, or in isolation from, our Net income / (loss) recognized on the Company’s condensed consolidated statements of operations.
(in thousands)	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020
Net income	$1,121,385	$41,950
Less: Noncontrolling interests	156,130	5,528
Unit holders of the Company	965,255	36,422
Add back:
Change in fair value of warrant liability	(24,802)	—
Net digital assets adjustment for the period to fair value	260,534	13,504
Equity based compensation	35,347	8,410
Acquisition and listing related costs	24,943	—
Amortization	24	—
Severance expense	—	446
Adjusted net income	$1,261,301	$58,782

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
(in thousands)	For the years ended December 31,
	2020	2019
Net income	$448,555	$24,856
Less: noncontrolling interests	153,385	(175)
Unit holders of the Company	295,170	25,031
Add back:
Change in fair value of warrant liability	14,318	—
Net digital assets adjustment for the period to fair value	87,817	2,966
Equity based compensation	14,769	26,371
Acquisition and listing related costs	634	—
Amortization	—	—
Severance expense	446	302
Adjusted net income	$413,154	$54,670
Key Factors Affecting Our Performance
The growth and success of our business as well as our financial condition and operating results have been, and will continue to be affected by a number of factors, including:
Price and volatility of digital assets
Values of digital assets have been highly volatile. Effects from speculation regarding the future appreciation or depreciation in the value of digital assets, making their market prices more volatile, may materially and adversely affect the value of our cryptocurrency and other digital asset inventory. Changing investor confidence and resultant fluctuations in the price of various cryptocurrencies may cause uncertainty in the market and could negatively impact trading volumes of cryptocurrencies, which would negatively impact our business and operating results.
Adoption of digital assets
The cryptoeconomy has been experiencing exponential growth, which we expect will continue for the foreseeable future. This is driven by the simultaneous widespread adoption of digital assets, cryptocurrencies and broader blockchain innovations including DeFi and the growth of NFTs as a prominent form of tokenization. The initially retail-driven adoption of cryptocurrencies has evolved to include a broad population of both retail and institutional holders, utilizing digital assets as both a store of value and for broader commerce applications. The number of individual cryptocurrency users was well over 220 million as of June 2021 and grew by over 100 million since January 2021, and the trailing 5-year compounded annual growth rate in Bitcoin and blockchain investment has reached 34%. This trend has continued through September 2021 with over $24.5 billion of investment activity in cryptocurrencies and blockchain in the first three quarters of the year alone. However, historical trends are not indicative of future adoption, and it is possible that the adoption of crypto assets and blockchain technology may slow, take longer to develop, or never be broadly adopted, which would negatively impact our business and operating results.
Strategic acquisitions and investments
We intend to continue to use our scale, expertise and balance sheet to identify and execute on acquisitions across our business lines. The pending acquisition of BitGo would be the most recent in a series of successful acquisitions that have diversified our product offerings and revenue sources, including acquisitions of two leading cryptocurrency trading firms in November 2020 (DrawBridge Lending and Blue Fire Capital), which augmented GDT’s suite of product offerings and added veteran trading and lending talent to its leadership team, and the addition of Vision Hill (in May 2021), a premier investment consultant and asset manager in the digital asset sector. Any such acquisitions of, or investments in, companies with complementary products and technologies may affect our future operating results.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Regulation in U.S. and international markets
Our financial prospects and continued growth depend in part on our ability to continue to operate in a compliant manner. Our business is subject to the oversight of numerous regulatory agencies in the United States and other jurisdictions, including, but not limited to, FinCEN, the SEC and the CFTC. Many of these agencies have issued consumer advisories regarding the risks posed by digital assets to investors. Our strategy is to continue to invest significantly in our finance, legal, compliance, and security functions in order to remain at the forefront of digital asset policy initiatives and regulatory trends. However, as the industry matures, we may experience fluctuations in our operating results as a result of changes in the law and regulations that are applicable to our business.
Impact of COVID-19 on our business
During the first quarter of 2020, global financial markets experienced a period of sharp decline and volatility due in large part to the real and perceived economic impact of the COVID-19 pandemic. The public health impact of the coronavirus, as well as the steps taken by governments and businesses around the world to combat its spread, have had, and will continue to have, an adverse impact on the global economy. The duration and severity of the COVID-19 pandemic is unknown, and the extent of the business disruption and financial impact depend on factors beyond our knowledge and control. Given the uncertainty around the duration and extent of the COVID-19 pandemic, including the emergence of new strains and variants of the coronavirus, we expect that the evolving COVID-19 pandemic will continue to impact our business, results of operations, and financial condition and liquidity.
Critical Accounting Policies and Estimates
Revenue Recognition
We recognize revenue subject to the revenue standard from digital assets sales, advisory services and investment management services. Revenue is recognized when the performance obligations related to those services are satisfied.
We present digital assets sales revenue and corresponding digital assets sales cost on a gross basis, when such digital assets are not considered financial instruments and are accounted for as indefinite-lived intangible assets, consistent with the revenue standard. We act as a principal (vs. agent) in these transactions which requires gross treatment for revenue and for corresponding costs. If we were considered an agent, this would allow the revenue to be recorded net of corresponding digital asset sales cost. As a principal, we have control over the digital asset before it is transferred to the customer.
We consider a counterparty in digital asset sale transactions to be our customer. When we sell a digital asset that was accounted for as an indefinite-lived intangible asset, we have a single performance obligation, which is satisfied at the point in time when control of the digital asset sold has transferred.
We receive investment management fees for providing investment management services. Our investment management contracts with customers contain a base management fee and sometimes include a performance fee component. These contracts have a single performance obligation, with regards to the base management fee, that is satisfied over time. Performance fees are recorded when the performance target is met and a significant reversal of such fees is not probable.
Digital Assets
Digital assets not held in investment companies are accounted for as indefinite-lived intangible assets, except for stablecoins which are accounted for as a financial asset and financial instrument.
Digital assets classified as indefinite-lived intangible assets are initially measured at cost and are impaired when the quoted price of the digital asset is less than the price associated with the carrying value of that digital asset. Impairment expense is reflected in impairment of intangible digital assets in the consolidated statements of operations.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
When digital assets not held in investment companies are sold and have met the appropriate derecognition criteria, we assign costs to transactions on a first-in, first-out basis separating our portfolio into two distinct pools depending on whether the assets are held by our high-frequency trading business (Blue Fire) or in our other subsidiaries. Revenue from these sale transactions is recorded on a gross basis in digital assets sales revenue with the cost of the digital assets sale recorded in digital assets sales cost.
Digital assets held in investment companies, that apply the specialized guidance for investment companies in ASC 946, Financial Services—Investment Companies, record their investments (i.e., digital asset holdings) at fair value, with realized and unrealized gains and losses presented in net gain/(loss) on digital assets.
Derivatives and Embedded Derivatives
Derivatives derive their value from underlying asset prices, other inputs or a combination of these factors. We evaluate all of our contracts to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for under ASC 815, Derivatives and Hedging. We recognize all identified derivatives as either assets or liabilities in the consolidated statements of financial position, and measure the instruments at fair value.
Where the embedded features associated with our obligations, digital assets borrowed and collateral payable, meet the definition of an embedded derivative, we recognize changes in the fair value of the embedded derivative in the condensed consolidated statements of operations. Additionally, we buy and sell derivative contracts to facilitate trades for our customers and for our own account, including digital asset and foreign currency futures, swaps and options. The fair value is presented as derivative assets or derivative liabilities in the consolidated statement of financial position, and changes in fair value are recorded in Net gain/(loss) on derivatives trading in the consolidated statements of operations.
The fair value of our derivatives and embedded derivatives fluctuate with changes observed in the instruments’ respective underlying asset (e.g., digital asset or currency to which we are obligated to return, settle, swap, etc.). We re-assess our derivatives and embedded derivatives at the end of each reporting period to determine if they meet the respective criteria for classification and presentation as derivatives or bifurcated embedded derivatives. If factors change, such features may no longer meet the criteria required to be presented as derivatives or embedded derivatives in the future.
Impairment
Digital assets that are accounted for as intangible assets with indefinite useful lives are subject to impairment testing. These digital assets are initially measured at cost.
Impairment exists when the carrying amount exceeds its fair value. Impairment losses are recognized as impairment of digital assets on our condensed consolidated statements of operations, in the period in which the impairment is identified. The impaired digital assets are written down to their fair value at the time of impairment and this new cost basis (carrying value) is not adjusted upward for any subsequent increase in fair value. The carrying value represents the lowest fair value of the digital asset at any time since its acquisition. We test for impairment on a daily basis and assign costs to transactions on a first-in, first-out basis, depending on whether the assets are held by our high-frequency trading business (Blue Fire) or in our other subsidiaries.
Fair Value Hierarchy
Fair value is defined as the price that is expected to be received from selling an asset or paid to satisfy a liability in an orderly transaction between market participants at the measurement date. We use a three-level hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques. Observable inputs are inputs that market participants would use in pricing the asset or liability, that were developed based on market data and obtained from independent sources. Unobservable inputs are inputs that reflect assumptions we believe other market participants would use in pricing the asset or liability, that are developed based on the best information available. The fair value hierarchy is broken down into three levels based on the observability of inputs as follows, with Level 1 being the highest and Level 3 being the lowest level:

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
•
Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•
Level 2: Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•
Level 3: Inputs that are unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

Equity-based Compensation
Our equity-based compensation includes grants of equity options, restricted stock and compensatory Class B Units to employees, officers, consultants and non-employee directors. We measure compensation expense for all awards based on the estimated fair value of the award on the date of grant. The fair value of awards is based on the market price of the ordinary shares of GDHL. Equity-based compensation is accrued and charged to operations, with an offsetting credit to unitholders’ capital, over the respective vesting periods.
The fair value of each equity option granted to employees is estimated using the Black-Scholes option-pricing model. Equity options granted to non-employees are measured at grant-date fair value of the equity instruments that we are obligated to issue when the service has been rendered. For restricted stock and standard Class B Units, the grant date fair value is based on the closing market price of publicly traded shares on the date of grant. The fair value of the Profit Interest Class B Units was estimated using the probability-weighted expected return method at the end of each period.
We account for forfeitures as they occur. Stock-based compensation for time-based awards is recognized on a straight-line basis over the requisite vesting period. Stock-based compensation expense for performance-based awards is recognized on an accelerated basis over the requisite vesting period when it is considered probable that the performance vesting condition will be satisfied.
Components of Results of Operations
Revenues
•
Digital assets sales revenue: Includes gross sales proceeds to clients and counterparties of digital assets that are accounted for as indefinite-lived intangible assets.

•
Income from digital asset lending: Includes the return that is earned from digital assets that are lent to clients and counterparties.

•
Advisory and management fees: Includes performance and servicing fees for unconsolidated funds, for which the Company acts as the General Partner and/ or manager. Additionally, this includes fees received for investment advisory services including M&A advisory.

•
Net gain/ (loss) on digital assets: Includes gains/ (losses) from changes in the fair value of digital assets that are held by consolidated entities for which specialized investment company accounting applies. Additionally, it includes net gains resulting from the return of Digital assets borrowed and Collateral payable. Digital assets borrowed and Collateral payable liabilities are held at fair value; the corresponding Digital assets and Digital assets on loan are held at the lower of cost or lowest observable fair value. Upon return, the assets generally have a lower carrying value than the liabilities resulting in a gain.

•
Net gain/ (loss) on investments: Includes the gains/ (losses) from the changes in fair value of investments held by our principal investments segment. Additionally, it includes the gain/(loss) from sales of investments held by the Company.

•
Net gain on derivatives trading: Includes the change in fair value of derivative assets and liabilities held by the Company. Additionally, it includes the gain/(loss) from closing derivative contracts held by the Company.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Cost of Revenues
•
Digital assets sales costs: Includes the cost basis (net of impairment) for digital assets sold.

•
Impairment of digital assets: Includes the impairment loss from digital assets, which the Company has classified as indefinite-lived intangible assets that have been impaired to lower of the carrying amount or fair value in the current period.

•
Expense from digital asset borrowing: Includes the costs of borrowing digital assets from clients and counterparties. Borrowed digital assets are utilized in our trading and lending operations.

Operating expenses
Operating expenses consist of compensation and benefits, general and administrative, technology, professional fees, marketing and goodwill impairment (when applicable).
Results of Operations
Below is a discussion or our interim period results of operations for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020, followed by a discussion of our annual period results of operations for the year ended December 31, 2020 compared to the year ended December 31, 2019 as well as the year ended December 31, 2019 compared to the year ended December 31, 2018. The results of operations presented below should be reviewed in conjunction with Galaxy’s consolidated financial statements and notes thereto included elsewhere in this prospectus.
Nine Months Ended September 30, 2021 Compared to Nine Months Ended September 30, 2020.
The table below presents our results of operations for the nine months ended September 30, 2021 and 2020.

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	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020	Change	% Change
Revenues:
Digital assets sales revenue	$61,205,395	$1,730,269	$59,475,126	3,437.3%
Income from digital asset lending	39,395	4,412	34,983	792.9%
Advisory and management fees	7,881	4,602	3,279	71.3%
Net gain on digital assets	1,270,574	20,208	1,250,366	6,187.5%
Net gain on investments	602,387	40,077	562,310	1,403.1%
Net gain on derivatives trading	148,743	5,937	142,806	2,405.4%
Net revenues	63,274,375	1,805,505	61,468,870	3,404.5%
Cost of Revenues:
Digital assets sales cost	54,520,343	1,540,629	52,979,714	3,438.8%
Impairment of digital assets	7,311,290	176,238	7,135,052	4,048.5%
Expense from digital asset borrowing	50,986	3,648	47,338	1,297.6%
Total cost of revenues	61,882,619	1,720,515	60,162,104	3,496.7%
Gross Profit	1,391,756	84,990	1,306,766	1,537.6%
Operating expenses:
Compensation and benefits	172,088	27,780	144,308	519.5%
General and administrative	28,876	6,071	22,805	375.6%
Technology	5,429	2,336	3,093	132.4%
Profit share arrangement expense	14,032	—	14,032	N/M
Professional fees	37,147	4,980	32,167	645.9%
Marketing	3,796	1,311	2,485	189.5%
Total operating expenses	261,368	42,478	218,890	515.3%
Other (expense) /income:
Change in fair value of warrant liability	(24,802)	—	(24,802)	N/M
Other (expense) /income, net	15,799	(562)	16,361	(2,911.2)%
Total other (expense) /income	(9,003)	(562)	(8,441)	1,502.0%
Net income	$1,121,385	$41,950	$1,079,435	2,573.1%
Noncontrolling interests	156,130	5,528	150,602	2,724.3%
Unit holders of the Company	$965,255	$36,422	$928,833	2,550.2%

* N/M = Not meaningful.
Revenues
Net revenues were $63.27 billion, an increase of $61.47 billion, or 3,405%, for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020. This increase was primarily driven by our acquisition of a high-frequency trading operation, Blue Fire, in November 2020, and organic growth in our other operating businesses. Blue Fire is a proprietary trading firm that specializes in high speed trading of digital assets, to capture small differentials in market prices between spot and derivative products, without taking directional market risk. On a gross presentation basis, Blue Fire was a large contributor to both the digital asset sales revenue and digital asset sales costs line items, however on a net basis, Blue Fire contributed modestly to the overall profitability of the Company.
Digital assets sales revenue was $61.21 billion, an increase of $59.48 billion, or 3,437%, for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020. This increase

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
was primarily attributable to significantly higher trading volumes following the November 2020 acquisition of Blue Fire, as well as the large increase in digital asset prices in 2021. The Company’s digital asset sales revenue from Blue Fire was $42.78 billion for the nine months ended September 30, 2021.
Income from Digital asset lending was $39.4 million, an increase of $35.0 million, or 793%, for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020. This increase was primarily attributable to the growth in the Company’s notional lending originations and from higher digital asset prices.
Advisory and management fees were $7.9 million, an increase of $3.3 million, or 71%, for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020. This increase was primarily attributable to management fees earned by our asset management segment due to the growth of third-party assets under management.
Net gain on digital assets was $1.27 billion, an increase of $1.25 billion, or 6,187%, for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020. This increase was primarily attributable to the increase in assets under management in our consolidated sponsored funds and increases in the prices of digital assets held by the funds.
Net gain on investments was $602.4 million, an increase of $562.3 million, or 1,403%, for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020. This increase was attributable to an increase in the valuation of our investments and 53 new investments made in 2021. Our total portfolio consists of 110 investments in 71 companies in the digital assets space.
Net gain on derivatives trading was $148.7 million, an increase of $142.8 million, or 2,405%, for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020. Derivatives trading gains include proprietary trading and hedging activities within the trading segment.
Cost of Revenues
Digital assets sales cost was $54.52 billion, an increase of $52.98 billion, or 3,439%, for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020. This increase was primarily attributable to significantly higher trading volumes following the November 2020 acquisition of Blue Fire, as well as the higher prices for digital assets throughout 2021. Digital assets sales cost from Blue Fire was $38.94 billion for the nine months ended September 30, 2021.
Impairment of digital assets was $7.31 billion, an increase of $7.14 billion, or 4,049%, for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020. This increase was primarily attributable to significantly higher digital assets balances and overall volatility of prices of digital assets during 2021. As digital assets held within our trading segment are accounted for as indefinite-lived intangible assets, an impairment loss is recorded when the fair value of a digital asset falls below the price associated with its carrying value. Impairment costs can be considered together with the Digital assets sales costs. As digital assets are impaired, the corresponding sales costs are lower when these digital assets are sold. Galaxy, including its high frequency trading subsidiary Blue Fire, trades its inventory actively on a first-in, first-out basis. As a result, some of the impairment expense is recognized through lower cost of sales during the reporting period. Please also refer to our presentation and discussion of Adjusted net income above under “—Non-GAAP Financial Measures” for a discussion of how management considers these costs.
Expense from digital asset borrowing was $51.0 million, an increase of $47.3 million, or 1,298%, for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020. This increase was primarily attributable to an increase in digital asset borrowing activity that supports our lending and trading activities within the trading segment.
Operating Expenses
Operating expenses were $261.4 million, an increase of $218.9 million, or 515%, for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020. This increase was primarily attributable to an increase in compensation and benefits of $144.3 million, which was driven by a discretionary bonus accrual, correlated to exceptional year-to-date performance and a rapid expansion of

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
head count. Full time employees were 242 at September 30, 2021, compared to 83 at the same time last year, which represents a 192% increase. Additionally, the Company incurred increased professional fees associated with its plans to redomicile in the U.S. and in connection with the BitGo acquisition.
Gross Profit and Net Income/(Loss)
Galaxy generated Net income of $1.12 billion for the nine months ended September 30, 2021, an increase of 2,573% compared with $42.0 million for the nine months ended September 30, 2020.
Net income attributable to the Unit holders of the Company, removing non-controlling interests in the consolidated funds from outside investors, was $965.3 million for the nine months ended September 30, 2021, an increase of 2,550% compared with $36.4 million for the nine months ended September 30, 2020.
The primary drivers of the growth in net income attributable to the Unit holders of the Company were gains on the net long digital assets portfolio, flowing through Digital assets sales revenue offset by the Digital assets sales and Impairment costs, and gains on investments of $602.4 million.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
The table below presents our results of operations for the years ended December 31, 2020, and 2019.
	For the years ended
(in thousands)	December 31, 2020	December 31, 2019	Change	% Change
Revenues:
Digital assets sales revenue	$9,286,237	$2,376,419	$6,909,818	290.8%
Income from digital asset lending	6,132	4,230	1,902	45.0%
Advisory and management fees	9,615	5,330	4,285	80.4%
Net gain/ (loss) on digital assets	265,149	(10,981)	276,130	N/M
Net gain on investments	101,383	25,401	75,982	299.1%
Net gain on derivatives trading	5,687	12,438	(6,751)	(54.3)%
Net revenues	9,674,203	2,412,837	7,261,366	300.9%
Cost of revenues:
Digital assets sales cost	8,577,829	2,042,449	6,535,380	320.0%
Impairment of digital assets	551,859	266,395	285,464	107.2%
Expense from digital asset borrowing	9,079	2,521	6,558	260.1%
Total cost of revenues	9,138,767	2,311,365	6,827,402	295.4%
Gross profit	535,436	101,472	433,964	427.7%
Operating expenses:
Compensation and benefits	48,934	54,953	(6,019)	(11.0)%
General and administrative	9,705	11,313	(1,608)	(14.2)%
Technology	3,278	2,843	435	15.3%
Professional fees	7,664	8,177	(513)	(6.3)%
Marketing	2,420	—	2,420	N/M
Total operating expenses	72,001	77,286	(5,285)	(6.8)%
Other (expense)/ income:
Change in fair value of warrant liability	(14,318)	—	(14,318)	N/M
Other (expense)/ income, net	(562)	670	(1,232)	N/M
Total other (expense)/ income	(14,880)	670	(15,550)	N/M
Net income/ (loss)	$448,555	$24,856	$423,699	1,704.6%
Net income/ (loss) attributed to:
Noncontrolling interests	153,385	(175)	153,560	N/M
Unit holders of the Company	$295,170	$25,031	$270,139	1,079.2%

* N/M = Not meaningful.
Revenues
Net revenues were $9.67 billion, an increase of $7.26 billion, or 301%, for the year ended December 31, 2020. This was primarily driven by digital assets sales revenue, which was impacted by our acquisition of Blue Fire, in November 2020, in addition to the growth in our other operating businesses. Blue Fire is a proprietary trading firm specializing in high speed trading of digital assets, to capture small differentials in market prices between spot and derivative products, without taking directional market risk. On a gross presentation basis, Blue Fire is a large contributor to both the digital asset sales revenue and digital asset sales costs line items. On a net basis, Blue Fire contributes modestly to the overall profitability of the Company.

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Pursuant to 17 C.F.R. Section 200.83
Digital assets sales revenue was $9.29 billion, an increase of $6.91 billion, or 291%, for the year ended December 31, 2020, compared to the year ended December 31, 2019. This increase was primarily attributable to significantly higher trading volumes, after the November 2020 acquisition of Blue Fire, as well as the large increase in digital asset prices in 2020. The Company’s digital asset sales revenue from Blue Fire was $5.26 billion for the year ended December 31, 2020. The Company’s trading volumes increased significantly from the prior year.
Income from digital asset lending was $6.1 million, an increase of $1.9 million, or 45%, for the year ended December 31, 2020, compared to the year ended December 31, 2019. This increase was primarily attributable to the growth in the Company’s lending activity.
Advisory and management fees were $9.6 million, an increase of $4.3 million, or 80%, for the year ended December 31, 2020, compared to the year ended December 31, 2019. This increase was primarily attributable to advisory fees earned by our investment banking segment.
Net gain/(loss) on digital assets was $265.1 million, an increase of $276.1 million for the year ended December 31, 2020, compared to the year ended December 31, 2019. This increase was primarily attributable to the increase in assets under management in our funds and increases in the prices of digital assets throughout 2020.
Net gain on investments was $101.4 million, an increase of $76.0 million, or 299%, for the year ended December 31, 2020, compared to the year ended December 31, 2019. This increase was primarily attributable to an increase in the valuation of our investment portfolio.
Net gain on derivatives trading was $5.7 million, a decrease of $6.8 million, or 54%, for the year ended December 31, 2020, compared to the year ended December 31, 2019. This decrease was entirely attributable to the value of our derivatives portfolio which includes proprietary trading and hedging activities within the trading segment.
Cost of Revenues
Digital assets sales cost was $8.58 billion, an increase of $6.54 billion, or 320%, for the year ended December 31, 2020, compared to the year ended December 31, 2019. This increase was primarily attributable to significantly higher trading volume after the November 2020 acquisition of Blue Fire, as well as the higher prices for digital assets throughout 2020. Digital assets sales cost from Blue Fire was $5.03 billion for the year ended December 31, 2020.
Impairment of digital assets was $551.9 million, an increase of $285.5 million, or 107%, for the year ended December 31, 2020, compared to the year ended December 31, 2019. This increase was primarily attributable to significantly higher digital assets balances and overall volatility of prices of digital assets during 2020. As digital assets held within our trading segment are accounted for as indefinite-lived intangible assets, an impairment loss is recorded when the market price of a digital asset falls below the price associated with its carrying value.
Expense from digital asset borrowing was $9.1 million, an increase of $6.6 million, or 260%, for the year ended December 31, 2020, compared to the year ended December 31, 2019. This increase was primarily attributable to an increase in digital asset borrowing activity that supports our lending and trading activities within the trading segment.
Operating Expenses
Operating expenses were $72.0 million, a decrease of $5.3 million, or 7%, for the year ended December 31, 2020, compared to the year ended December 31, 2019. This decrease was primarily attributable to a decrease of compensation and benefits of $6.0 million, primarily from lower equity-based compensation from a reduction in costs related to employee stock options resulting from certain grants being fully amortized in 2019.
Gross Profit and Net Income/(Loss)
Galaxy generated net income of $448.6 million for 2020, an increase of over 1,705% compared with $24.9 million for 2019. The primary drivers of the increased net income were net gain/(loss) on digital assets

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Pursuant to 17 C.F.R. Section 200.83
of $265.1 million, an increase of $276.1 million from 2019, and gross profit on digital asset sales (digital asset sales revenue less digital asset sales cost) of $708.4 million, an increase of $374.4 million or 112% from 2019. This was partially offset by Impairment of digital assets of $551.9 million, which increased $285.5 million or 107% from 2019 and was driven by price fluctuations of digital assets during the year.
Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
The table below presents our results of operations by line item for the years ended December 31, 2019, and 2018.
	For the years ended
(in thousands)	December 31, 2019	December 31, 2018	Change	% Change
Revenues:
Digital assets sales revenue	$2,376,419	$1,712,942	$663,477	38.7%
Income from digital asset lending	4,230	1,361	2,869	210.8%
Advisory and management fees	5,330	4,193	1,137	27.1%
Net (loss) on digital assets	(10,981)	(31,455)	20,474	(65.1)%
Net gain/ (loss) on investments	25,401	(8,460)	33,861	N/M
Net gain on derivatives trading	12,438	—	12,438	N/M
Net revenues	2,412,837	1,678,581	734,256	43.7%
Cost of revenues:
Digital assets sales cost	2,042,449	1,391,719	650,730	46.8%
Impairment of digital assets	266,395	472,217	(205,822)	(43.6)%
Expense from digital asset borrowing	2,521	—	2,521	N/M
Total cost of revenues	2,311,365	1,863,936	447,429	24.0%
Gross profit	101,472	(185,355)	286,827	(154.7)%
Operating expenses:
Compensation and benefits	54,953	46,507	8,446	18.2%
General and administrative	11,313	10,137	1,176	11.6%
Technology	2,843	1,800	1,043	57.9%
Professional fees	8,177	12,695	(4,518)	(35.6)%
Marketing	—	—	—	—
Goodwill impairment	—	6,217	(6,217)	N/M
Total operating expenses	77,286	77,356	(70)	(0.1)%
Other (expense)/income:
Change in fair value of warrant liability	—	—	—	N/M
Other (expense)/ income, net	670	(3,102)	3,772	N/M
Total other (expense)/ income	670	(3,102)	3,772	N/M
Net income/ (loss)	$24,856	$(265,813)	$290,669	109.4%
Net income/(loss) attributed to:
Noncontrolling interests	(175)	(4,712)	4,537	(96.3)%
Unit holders of the Company	$25,031	$(261,101)	$286,132	N/M

* N/M = Not meaningful.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Revenues
Digital assets sales revenue was $2.38 billion, an increase of $0.66 billion, or 39%, for the year ended December 31, 2019, compared to the year ended December 31, 2018. This increase was primarily attributable to the significant increase in digital asset prices and trading volumes in 2019.
Income from digital asset lending was $4.2 million, an increase of $2.9 million, or 211%, for the year ended December 31, 2019, compared to the year ended December 31, 2018. This increase was primarily attributable to the $27.8 million lending portfolio.
Advisory and management fees were $5.3 million, an increase of $1.1 million, or 27%, for the year ended December 31, 2019, compared to the year ended December 31, 2018. This increase was primarily attributable to capital flows into our Galaxy Crypto Index Funds, launched in April 2018, and the launch of Galaxy Bitcoin funds in November 2019. Our fees on assets under management also increased as prices of digital assets rose throughout 2019.
Net gain/ (loss) on digital assets was $(11.0) million, an increase of $20.5 million for the year ended December 31, 2019, compared to the year ended December 31, 2018. This increase was primarily attributable to an increase in the prices of digital assets throughout 2019.
Net gain/ (loss) on investments was $25.4 million, an increase of $33.9 million for the year ended December 31, 2019, compared to the year ended December 31, 2018. This increase was attributable to an increase in the valuation of our investment portfolio.
Net gain on derivatives trading was $12.4 million for the year ended December 31, 2019. We did not trade derivatives during 2018.
Cost of Revenues
Digital assets sales costs was $2.04 billion, an increase of $0.65 billion, or 47%, for the year ended December 31, 2019, compared to the year ended December 31, 2018. This increase was primarily attributable to higher trading volumes and increases in digital asset prices in 2019.
Impairment of digital assets was $266.4 million, a decrease of $205.8 million, or 44%, for the year ended December 31, 2019, compared to the year ended December 31, 2018. This decrease was primarily attributable to higher digital asset prices in 2019. As digital assets held within our trading segment are accounted for as indefinite-lived intangible assets, an impairment loss is recorded when the market price of a digital asset falls below the price associated with its carrying value.
Expense from digital asset borrowing was $2.5 million for the year ended December 31, 2019. We did not borrow digital assets in 2018.
Operating Expenses
Operating expenses were $77.3 million, which were flat for the year ended December 31, 2019, compared to the year ended December 31, 2018. Within that, compensation related expenses increased by $8.4 million, due to expanded headcount from growth in the business. This was offset by a one-time Goodwill impairment charge of $6.2 million in 2018.
Liquidity and Capital Resources
We held $275.8 million in cash at September 30, 2021, compared to $138.0 million at December 31, 2020, and $106.3 million at December 31, 2019. Working capital (current assets less current liabilities) was $1.32 billion and Unit holders’ capital was $1.68 billion at September 30, 2021, compared to working capital of $700.7 million and Unit holders’ capital of $703.1 million at December 31, 2020. As of September 30, 2021 and December 31, 2020, we had digital assets with a carrying value of $1.84 billion and $844.6 million, respectively, or $872.2 million and $547.7 million of net digital assets at fair value, compared with digital assets with a carrying value of $79.0 million, or $71.1 million of net digital assets at fair value, as of December 31, 2019. See “Non-GAAP Financial Measures.” We did not have any long-term debt as of September 30, 2021.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Subsequent to September 30, 2021, in December 2021, GDH LP closed a private offering of $500.0 million aggregate principal amount of Exchangeable Notes. We intend to use the net proceeds from the Exchangeable Notes offering to accelerate growth initiatives across our businesses and to address the multitude of opportunities we see in front of us against the backdrop of rapid growth and maturation of our industry. We have identified a series of business opportunities including seeding new fund launches in our Asset Management business, scaling our Mining business, and expanding our lending portfolio (included as part of our Trading business). We have also prioritized an extensive and strategic hiring plan, particularly for engineering resources, which will support our product-development growth. We additionally plan on augmenting our liquidity-provisioning offerings while maintaining our focus on diversification and risk management. Finally, we anticipate pursuing opportunistic acquisitions, with a focus on technology and product, and a thematic view of continuing to reach the full opportunity within the ecosystem.
In the general course of business, we make commitments to invest in our managed funds and to purchase mining equipment. As we grow our business, we expect our operating expenses to increase.
In addition, we make investments in early-stage companies and coin networks in the digital assets space. Individual investments tend to be small; but taken in aggregate these investments can be a draw on our liquidity. We consider our liquidity position and projected liquidity needs when committing to new investments. From time to time we receive cash inflows from our investments. On a net cash basis, we expect to continue to make investments in our sector, as we find compelling opportunities, balanced by conservatively managing our liquidity. During the nine months ended September 30, 2021, we made investments totaling $206.6 million and realized cash inflows of $245.0 million.
As of September 30, 2021 and December 31, 2020, we had total unit holders’ capital of $1.68 billion and $0.70 billion, excluding non-controlling interests. As of December 31, 2019, we had total equity of $340.2 million, excluding non-controlling interests. The increases in equity during the period ended September 30, 2021 and the year ended December 31, 2020 were from earnings.
(in thousands)	September 30, 2021	December 31, 2020	December 31, 2019
Total assets	$3,633,864	$1,467,496	$395,420
Total liabilities	1,480,811	478,447	47,855
Noncontrolling interests	470,750	285,956	7,319
Unit holders’ capital	$1,682,303	$703,093	$340,246
In November 2020, we closed a PIPE transaction for gross proceeds of $50.0 million. The Company used the net proceeds from the PIPE for general corporate and working capital purposes across its business lines, with a particular focus on growing its client financing business and seeding new asset management-related product offerings.
In the event there is insufficient working capital to support the growth of the business, the Company may sell digital assets to generate sufficient cash to meet obligations as they come due, or may exit all or a portion of an investment if an exit price is advantageous to us. We may also seek additional sources of financing in the future, including but not limited to, issuing equity or convertible notes or seeking other financing in the form of a debt facility. As discussed above, in December 2021, the Company issued $500.0 million aggregate principal amount of Exchangeable Notes. See Note 22 of the Company’s unaudited condensed consolidated interim financial statements included elsewhere in this prospectus for additional information.
Cash Flows
	For the nine months ended
(in thousands)	September 30, 2021	September 30, 2020
Net cash provided by (used in) operating activities	$203,721	$(100,160)
Net cash provided by (used in) investing activities	(59,113)	21,781
Net cash provided by (used in) financing activities	(6,792)	26,782

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Nine months ended September 30, 2021
Cash during the nine months ended September 30, 2021 increased from $138.0 million to $275.8 million. The Company gained $203.7 million from its operating activities, primarily due to net income of $1.12 billion, primarily offset by a non-cash Net gain on investments of $602.4 million and a Net gain on digital assets of $346.9 million. The Company had an outflow of $(59.1) million from its investing activities, which was primarily a result of new investments of $(192.4) million and growth in fiat loans made to counterparties of $(102.1) million, partially offset by realized gains on investments of $245.0 million. The Company used net $(6.8) million primarily due to distributions to noncontrolling interests of $(390.2) million and distributions for taxes of $(35.5) million, offset by capital contributions from noncontrolling interests of $418.8 million.
Nine months ended September 30, 2020
Cash during the nine months ended September 30, 2020 decreased from $106.3 million to $54.7 million. The Company used $(100.2) million in its operating activities, primarily to acquire additional digital assets. The Company was provided $21.8 million from its investing activities, which was primarily due to proceeds and realized gains from investments of $33.7 million, partially offset by purchases of new investments of $(25.0) million. The Company received $26.8 million from its financing activities primarily due to capital contributions from noncontrolling interests of $32.1 million.
	For the years ended
(in thousands)	December 31, 2020	December 31, 2019	December 31, 2018
Net cash provided by (used in) operating activities	$(151,187)	$(10,750)	$(68,645)
Net cash provided by (used in) investing activities	13,190	55,090	(112,094)
Net cash provided by (used in) financing activities	169,685	(4,565)	215,129
Year ended December 31, 2020
Cash during the year ended December 31, 2020 increased from $106.3 million to $138.0 million. The Company used $151.2 million in its operating activities, including its net income, primarily to acquire additional digital assets. The Company had a positive inflow of $13.2 million from its investing activities, which was primarily from realizing $35.4 million from the sale of investments, offset by $27.2 million of new investments. The Company received $169.7 million from financing activities primarily from $141.6 million invested by third parties in the consolidated sponsored funds and from $49.3 million in an equity raise during the year via a PIPE transaction.
Year ended December 31, 2019
Cash during the year ended December 31, 2019 increased from $66.5 million to $106.3 million. The Company used $10.8 million in its operating activities, including its net income, primarily to acquire additional digital assets. The Company generated $55.1 million from its investing activities, primarily from realizing $75.6 million from sale of investments, offset by $29.6 million of new investments. Financing activities were an outflow of $4.5 million from $7.9 million in equity redemptions from unit holders, partially offset by $4.4 million invested by third parties in the noncontrolling interests .
Year ended December 31, 2018
Cash during the year ended December 31, 2018 increased from $32.1 million to $66.5 million. The Company used $68.6 million in its operating activities, primarily from the loss for the year, partially offset by a decrease in its digital assets positions. The Company used $112.1 million in investing activities, primarily for new investments. The Company received $215.1 million from financing activities, primarily from a contribution by its Founder.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Contractual Obligations and Commitments
The following table presents a summary of our contractual obligations and commitments as of September 30, 2021:
	Payments Due by Period
(in thousands)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Digital asset borrowed and digital assets sold short	$638,331	$638,331	$—	$—	$—
Operating leases	24,879	249	6,633	6,958	11,039
Purchase obligations(1)	39,512	39,512	—	—	—
Other obligations(2)	39,812	19,906	19,906	—	—
Total Contractual Obligations	$742,534	$697,998	$26,539	$6,958	$11,039

1
Includes the outstanding amount of an agreement for the purchase of mining equipment.

2
Includes the obligations to five portfolio companies to fund the Company’s remaining capital commitment.

The following table presents a summary of our contractual obligations and commitments as of December 31, 2020:
	Payments Due by Period
(in thousands)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Digital assets borrowed and digital assets sold short	$307,499	$307,499	$—	$—	$—
Operating leases	8,130	983	2,056	2,181	2,910
Purchase obligations(1)	6,350	6,350	—	—	—
Other obligations(2)	11,560	8,160	3,400	—	—
Total Contractual Obligations	$333,539	$322,992	$5,456	$2,181	$2,910

1
Includes the outstanding amount of an agreement for the purchase of mining equipment.

2
Includes the obligations to two portfolio companies to fund the Company’s remaining capital commitment and an investment sold short balance as of December 31, 2020.

As discussed above under “—Liquidity and Capital Resources,” the Company issued $500 million aggregate principal amount of Exchangeable Notes in December 2021, which will mature in December 2026 (unless earlier exchanged, redeemed or repurchased), and are not reflected in either of the contractual obligations and commitments tables above.
Off-Balance Sheet Arrangements
Investment Commitments
We may provide for commitments to portfolio companies for investments in existing or new assets. As of September 30, 2021, we were obligated to five portfolio companies to fund up to $39.8 million, of which $6.1 million was funded subsequent to period end. As of December 31, 2020, we were obligated to one portfolio company to fund up to $7.2 million, of which $5.3 million was funded subsequent to year end. We maintain sufficient cash on hand to fund such commitments as they come due.
Mining Equipment Purchase Obligations
Our mining business, GDM, has entered into an agreement to purchase mining machines to be utilized for its proprietary mining operations at a colocation in North America. As of September 30, 2021 and December 31, 2020, we were obligated to pay $39.9 million and $6.4 million, respectively.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Other
As of September 30, 2021 and December 31, 2020, we did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our results of operations or financial position including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.
Recent Accounting Pronouncements
See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this prospectus.
Internal Control over Financial Reporting
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or personnel, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented, or detected and corrected, on a timely basis.
In connection with the preparation of our financial statements included in this prospectus for the period ended September 30, 2021, we identified material weaknesses in our internal control over financial reporting that existed during this period and remained unremediated as of September 30, 2021. For additional information, see “Risk Factors—Risks Related to Financial Reporting and Accounting”. If we are unable to remediate these material weaknesses, or if we fail to establish and maintain effective internal control over financial reporting, we may be unable to produce timely and accurate financial statements, and we may conclude that our internal control over financial reporting is not effective, which could adversely impact our investors’ confidence and the market price of our Class A common stock.”
Quantitative and Qualitative Disclosures about Market Risk
Market risk is the risk associated with changes in the market value of assets and liabilities resulting from broad market movements, such as changes in the general level of interest rates, equity prices, foreign exchange rates, and commodity prices. The Company’s material market risks are outlined below.
Digital Asset Price Risk
We have invested a significant portion of our capital in digital assets. This includes digital assets, digital assets on loan, assets posted collateral, digital assets receivable and derivatives assets. In addition to its assets the Company has digital asset related liabilities including collateral payable, digital assets sold short, digital assets borrowed and derivative liabilities. The net carrying value of our Net digital assets as of September 30, 2021 was $516.5 million (December 31, 2020: $452.5 million, December 31, 2019: $63.7 million), which reflected cumulative impairments of $355.8 million (December 31, 2020: $95.2 million, December 31, 2019: $7.4 million), on our consolidated statements of financial position. The fair value of our net digital assets as of September 30, 2021 was $872.2 million (December 31, 2020: $547.7 million, December 31, 2019: $71.1 million). As discussed in Note 2 to our consolidated financial statements included elsewhere in this prospectus, we account for a material portion of our digital assets as indefinite-lived intangible assets, which are subject to impairment losses if the fair value of our digital assets decreased below their carrying value at any time since their acquisition.
As of September 30, 2021, management’s estimate of the effect on fair values due to a +/- 20% uniform change in the market prices of all digital assets (excluding stablecoins), with all other variables held constant, was +/- $174.4 million (December 31, 2020: +/- $109.5 million, December 31, 2019: +/- $14.3 million).

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Equity Price Risk
Equity price risk is the risk that the value of equity interests in private or public entities will fluctuate as a result of changes in equity prices (other than those arising from interest rate risk or foreign currency risk), whether caused by factors specific to an individual investment, its issuer, or all factors affecting all instruments traded in a market or market segment. All investments present a risk of loss of capital. The maximum risk resulting from financial instruments is equivalent to their fair value. Our investments are susceptible to other market risk arising from uncertainties about future prices of the instruments. We moderate this risk through the various investment strategies within the parameters of our investment guidelines.
As of September 30, 2021, management’s estimate of the effect on equity investments due to a +/- 20% change in the market prices of our investments and investments sold short, with all other variables held constant, was +/- $156.0 million (December 31, 2020: +/- $52.1 million, December 31, 2019: +/- $31.6 million).
Credit and Counterparty Risk
Our cash, digital assets, derivatives, receivables (including digital assets receivables) and loans (including digital asset on loan) receivable are exposed to credit risk. There are two main activities/ processes which we participate in which give rise to credit risk: digital asset lending and posting risk margin with trading exchanges.
We lend digital assets to third parties, including affiliates. On termination of the loan, the borrower is required to return the digital assets to us; any gains or loss in the market price during the loan would inure to us. In the event of the bankruptcy of the borrower, we could experience delays in recovering our digital assets. In addition, to the extent that the value of the digital assets increases during the term of the loan, the value of the digital assets may exceed the value of collateral provided to us, exposing us to credit risks with respect to the borrower and potentially exposing us to a loss of the difference between the value of the digital assets and the value of the collateral. If a borrower defaults under its obligations with respect to a loan of digital assets, including by failing to deliver additional collateral when required or by failing to return the digital assets upon the termination of the loan, we may expend significant resources and incur significant expenses in connection with efforts to enforce the loan agreement, which may ultimately be unsuccessful.
We post risk margin with cryptocurrency exchanges to participate in activities within the exchange. Some of these exchanges are unregulated and are not subject to regulatory oversight. Furthermore, crypto-exchanges engage in the practice of commingling their clients’ assets in exchange wallets. When crypto-assets are commingled, transactions are not recorded on the applicable blockchain ledger but are only recorded by the exchange. Therefore, there is risk around the occurrence of transactions or the existence of period end balances held at these exchanges.
We limit our credit risk by placing our cash and digital assets with financial institutions and with cryptocurrency exchanges on which we have performed internal due diligence procedures. Our due diligence procedures around exchanges include, but are not limited to, internal control procedures around on-boarding new exchanges which includes review of the exchanges anti-money laundering (“AML”) and know-your-client (“KYC”) policies by our Chief Compliance Officer, obtaining a security ratings report by an independent third-party on certain exchanges, constant review of market information specifically regarding the exchanges security and solvency risk, setting balance limits for each exchange account based on risk exposure thresholds and preparing daily asset management reports to ensure limits are being followed and having a fail-over plan to move cash and digital assets held on an exchange in instances where risk exposure significantly changes.
While we intend to only transact with counterparties or exchanges that we believe to be creditworthy, there can be no assurance that a counterparty will not default and that we will not sustain a material loss on a transaction as a result.
BitGo
Unless the context otherwise requires, all references in this section to “BitGo” refer to BitGo Holdings, Inc. and its consolidated subsidiaries.

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Overview
BitGo is a leader in digital asset financial services, providing clients with liquidity, custody, and security solutions. Contrary to other providers who focus on the retail segment, BitGo’s business and products are built for serving institutional investors, high net worth individuals and service providers.
BitGo’s products and services to its clients across these areas include: (i) digital asset custody services, including BitGo’s multi-signature wallet platform and both qualified custody and self-managed custody solutions, (ii) liquidity and prime services, including prime trading, prime lending, and settlement services, (iii) portfolio tools, including a digital asset portfolio management dashboard and management tool and digital asset tax tracking and reporting tools, and (iv) software development tools and professional services to develop smart contracts. These products and services work together to allow BitGo’s clients to mitigate risk with respect to their digital assets and optimize capital efficiency.
Over the past ten years, BitGo has been a pioneer in developing and offering custody and security solutions for cryptocurrency and digital assets. BitGo’s products and services have helped facilitate the exponential growth within the cryptocurrency and digital asset investment and trading industries, and BitGo has become a critical pillar of global cryptocurrency and digital asset trading. Today, BitGo processes approximately 20% of all global Bitcoin transactions and supports custody for over 400 coins and tokens. BitGo’s customer base includes the world’s largest cryptocurrency exchanges and institutional investors and spans more than 50 countries.
BitGo continues its drive to make digital asset investing and trading convenient, secure, and efficient through ongoing innovation and providing best in class products and services to its clients across the globe.
BitGo’s History
BitGo, Inc. was incorporated in Delaware in 2011 under the name “Whensoon, Inc.” BitGo’s name was amended to “Twist and Shout, Inc.” later in 2011 and then to “BitGo, Inc.” in 2014. BitGo Holdings, Inc. was incorporated in Delaware in 2017. As part of a 2018 merger transaction between BitGo Holdings, Inc., BitGo, Inc. and its stockholders, BitGo, Inc. became a wholly-owned subsidiary of BitGo Holdings, Inc., and the stockholders of BitGo, Inc. became stockholders of BitGo Holdings, Inc.
In 2018, BitGo launched BitGo Trust Company, Inc., the first qualified custodian purpose-built for storing digital assets. BitGo subsequently established BitGo New York Trust Company LLC in 2021, expanding its custody offering.
In February 2020, BitGo acquired Lumina Technologies, Inc., and also acquired from Harbor Platform, Inc. substantially all of its assets and business, including the acquisition of its subsidiaries Harbor Technologies, LLC, Harbor Digital Transfer Agent LLC and Portum Capital LLC.
Subsequently in 2020, BitGo launched Prime Trading and Lending and BitGo Portfolio and Tax. Together with BitGo’s legacy custody security solutions, the addition of these products provided BitGo’s clients with a full-stack, integrated solution for digital asset management and trading.
BitGo’s Organization
BitGo is headquartered in Palo Alto, California. BitGo maintains office space in Palo Alto, California; New York City, New York; Sioux Falls, South Dakota; and Berlin, Germany. In addition, BitGo has wholly-owned subsidiaries organized in New York, New York; Sioux Falls, South Dakota; London, England; Tokyo, Japan; Berlin, Germany; Zug, Switzerland and Singapore.
BitGo Trust Company, Inc., is a trust company licensed with and regulated by the South Dakota Division of Banking. BitGo New York Trust Company LLC is licensed with and regulated by the New York Department of Financial Services. Portum Capital LLC is licensed with and regulated by the Financial Industry Regulatory Authority (“FINRA”). Harbor Digital Asset Transfer Agent, LLC is licensed with and regulated by the Securities and Exchange Commission (“SEC”). BitGo GmbH is licensed with and regulated by the Swiss Financial Services Standards Association (“VQF”). BitGo Deutschland GmbH is

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licensed with and regulated by the German Bundesanstalt für Finanzdienstleistungsaufsicht (“BaFin”). BitGo Singapore PTE. LTD is licensed with and regulated by the Monetary Authority of Singapore (“MAS”).
BitGo’s Material Challenges, Obstacles and Risks
Due to the nature of the BitGo’s business and the rapid developments throughout the broader industry in which it operates, BitGo is subject to a number of material challenges, obstacles and risks, including:
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BitGo’s operating results are dependent on the prices of digital assets and volume of transactions that we conduct. If such price or volume declines, BitGo’s business, operating results, and financial condition would be adversely affected.

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BitGo’s business depends on BitGo’s ability to effectively invest in, implement improvements to, and properly maintain the uninterrupted operation, security and integrity of, BitGo’s operating platform and other information technology and business systems.

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BitGo’s revenues and costs may fluctuate due to start-up costs associated with new businesses or products and services while revenues may take time to develop, which may adversely impact BitGo’s results of operations.

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BitGo’s success will depend on BitGo’s ability to develop and incorporate new offerings and adapt to technological changes and evolving industry practices. If we are unable to do so in a timely or cost-effective manner, BitGo’s business and BitGo’s ability to successfully compete, retain existing customers, and attract new customers may be adversely affected.

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BitGo’s operating results have and will significantly fluctuate due to a variety of factors, including the highly volatile nature of cryptocurrency.

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BitGo's businesses may require regulatory licenses and qualifications that we do not currently have and that may be costly and time-consuming to obtain and, if obtained, may subsequently be revoked.

Key Factors Affecting BitGo’s Performance
The growth and success of BitGo’s business as well as BitGo’s financial condition and operating results have been, and will continue to be affected by a number of factors, including:
Evolution of the digital assets environment
BitGo is subject to a number of risks similar to those of other early-stage companies, including, but not limited to, a limited operating history; the need for additional capital or financing to fund operating losses; competition from alternative products and services, both from other early stage and larger more established companies; protection of proprietary technology; and dependence on key individuals. The limited history of digital asset markets has shown that market participants must continually adapt to technological change and to innovate new solutions in order to secure and safeguard assets. The regulatory environment for the custody of digital intangible assets is complex, evolving, and uncertain, requiring BitGo to allocate resources in legal, accounting, compliance, technology, and other functions that could impact BitGo’s consolidated financial statements. Future regulatory rules adopted domestically and internationally may impose obligations and restrictions on how BitGo manages and conducts its business activities in the future.
Volatility of digital assets
The growth of the digital assets industry in general is subject to a high degree of uncertainty and volatility. BitGo is dependent on fee-based business for a majority of its revenue that may be materially impacted by how its customers and other market participants engage in activities around transfers of digital assets. In addition, BitGo holds positions in digital assets, which are subject to a high degree of uncertainty and volatility, including the ability to liquidate those positions at favorable prices, impacting BitGo’s consolidated financial statements.
Malicious activity
Customer digital assets are not assets of BitGo and therefore, are not recognized on BitGo’s consolidated financial statements. As a digital asset custodian, BitGo is responsible for the safeguarding of customers’

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digital assets. A cybersecurity incident, or a failure to protect BitGo’s computer systems, networks, and information, and clients’ information against cybersecurity threats, could result in the theft, loss, unauthorized access to, disclosure, use, or alteration of digital assets. Any such incident or failure could adversely impact BitGo’s ability to conduct businesses and impact BitGo’s consolidated financial statements.
Counterparty risk
Additionally, digital intangible asset loans extended to clients carry counterparty risk. BitGo assesses such risks on each transaction including the probability that the counterparty may not fulfill its contractual obligations which may result in a default. Any contractual default by a counterparty may have a material impact on BitGo’s business and impact BitGo’s consolidated financial statements.
Critical Accounting Policies and Estimates
Digital Intangible Assets—Under U.S. GAAP, digital assets are accounted for as indefinite lived intangible assets, in accordance with ASC 350, Intangibles—Goodwill. These “Digital Intangible Assets” are a medium of exchange. The assets consist of coins or tokens that are built on a blockchain. BitGo acquires digital intangible assets through cash purchases and payments from customers. As intangible assets, the assets are initially recorded at cost and tested for impairment annually or when evidence of impairment exists. An impairment loss is recorded if the carry value of the digital asset exceeds the estimated fair value based on the closing price on an exchange during the fiscal year. Gains on such assets are not recorded or recognized until their final disposition. The realized gains on disposals of digital intangible assets gains and impairment of digital intangible assets are recorded as Other Gains/(Losses).
Digital Intangible Asset Loans—BitGo enters into arrangements with counterparties to lend digital intangible assets. BitGo evaluates the lending transactions for derecognition of non-financial assets under ASC 350-10, which requires consideration of the derecognition guidance in ASC 610-20 and determined that as BitGo retains the legal ownership title to the loaned assets, the derecognition criteria have not been met. BitGo presents digital intangible assets on loan to counterparties as digital intangible assets loans on the consolidated balance sheet, which are accounted for as indefinite lived intangible assets under ASC 350.
Digital Intangible Asset Collateral—As part of the digital assets lending arrangements, BitGo may require digital intangible assets collateral from its borrowers as security in the event of borrower default. Digital intangible assets received as collateral for digital intangible asset loans are unrestricted and are initially recorded at fair value on the date of receipt.
Loan Receivables—BitGo originates U.S. dollar denominated loans to its institutional customers who meet BitGo’s risk assessment criteria. BitGo classify these loans as held for investment and the loans are recorded at amortized cost. BitGo do not charge a fee to originate loans and there are origination expenses incurred by BitGo associated with the origination of the loan receivables. Accordingly, there is no balance to defer and amortize to interest income. As part of the lending arrangements, BitGo receives digital intangible assets and fiat currency as collateral, which are unrestricted. Substantially all of the loan receivables are secured by collateral. BitGo’s policy is to regularly evaluate its credit exposure to each borrower to determine whether to provide an allowance for loan loss.
Digital Intangible Assets—Restricted—BitGo provides services to counterparties through smart contracts to create Wrapped Bitcoins (“WBTC”), which are tokens residing on the Ethereum network. BitGo receives Bitcoins from counterparties in exchange for delivering WBTCs. Under the contractual arrangement, BitGo is restricted from using the Bitcoin received and must return the Bitcoin to counterparties upon being presented with WBTC’s it previously delivered. BitGo recognizes and presents the Bitcoin received at fair value on the date of receipt.
Obligations to Return Digital Intangible Assets—BitGo enters into arrangements with counterparties to borrow digital intangible assets. BitGo recognizes the digital intangible assets borrowed at fair value on the date the asset is received and records a corresponding obligation to return the borrowed asset in the same amount within obligations to return digital intangible assets on the accompanying consolidated balance sheet. The digital intangible asset received from borrowing transactions are accounted for as indefinite lived intangible assets under ASC 350 and are included within digital intangible asset loans in on the

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accompanying consolidated balance sheet. The obligation is fulfilled by returning digital intangible assets in accordance with the contractual terms of the borrowing agreements.
Obligation to Return Collateral—As part of digital assets lending arrangements, BitGo may require cash or digital asset collateral from its borrowers as security in the event of borrower default. BitGo recognizes an obligation to return the collateral in an amount equal to either the cash or the digital intangible assets received. Digital assets received as collateral are accounted for as indefinite lived intangible assets under ASC 350 and are included within Obligation to Return Collateral on the accompanying consolidated balance sheet.
Obligations to Exchange Digital Intangible Assets—As noted above, BitGo receives Bitcoins from counterparties in exchange for delivering WBTCs. The Bitcoin received are accounted for as indefinite lived intangible assets under ASC 350 and are presented on the consolidated balance sheet as digital intangible assets—restricted. BitGo records a corresponding obligation to exchange digital intangible assets in the same amount. The obligation is fulfilled by exchanging Bitcoin for WBTC upon request by counterparties.
Embedded Derivatives—BitGo’s obligation to return digital intangible assets, obligations to return collateral, and obligations to exchange digital intangible assets, each represent liabilities which are required to be settled by BitGo returning specified quantities of digital intangible assets. These liabilities represent hybrid instruments, where the liability host contract contains an embedded derivative associated with the indexation of BitGo’s obligation to return or exchange the underlying digital asset. These embedded features in the respective liabilities are not clearly and closely related to the host contract and therefore, are bifurcated and separately recognized at fair value with unrealized changes in fair value recognized on the consolidated statement of operations under change in fair value of embedded derivatives. The derivative assets are presented on the consolidated balance sheet as part of other assets. BitGo estimates the fair value of the derivative asset based on the closing price on an exchange and considers the fair value hierarchy of the derivative asset as level 2 under ASC 820.
The recognition of the changes in fair value associated with the liability and related embedded derivative result in a measurement mismatch in our consolidated statement of operations, given that the associated digital assets are classified as intangible assets and measured at their initial fair value (i.e., the transaction initiation date) less any applicable impairment charges. In times of rising digital asset prices, the embedded derivative liabilities recorded by BitGo will result in future gains when the obligation to return the digital intangible assets is settled by transferring digital intangible assets with a lower historical cost basis. Upon settlement of the Obligations to Return Digital Assets, Collateral, and Exchange Digital Intangible Assets, the Company will return the digital assets that are held on BitGo's balance sheet and therefore this has no impact on BitGo's liquidity.
Revenue Recognition—BitGo records re-occuring revenue from wallet services, professional services fees, and lending fees. BitGo recognizes revenue when control of promised services or software is transferred to customers in an amount that reflects the consideration to which BitGo expects to be entitled to in exchange for those services or software.
BitGo determines revenue recognition through the following steps:
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Identification of the contract, or contracts, with a customer.

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Identification of the performance obligations in the contract.

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Determination of the transaction price.

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Allocation of the transaction price to the performance obligations in the contract.

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Recognition of revenue when, or as, a performance obligation is satisfied.

Wallet Services Revenue
Wallet Services revenue is reoccurring in nature and consists primarily of providing digital intangible asset wallet services to institutional and retail customers in exchange for certain up-front, plus monthly fees for providing access to BitGo’s platform for multi-signature wallets that provide security and custody for digital assets. Wallet services revenue is recognized monthly based on usage each month, with any onboarding

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fees recognized ratably over the contract duration, commencing when the service is made available to the customer (generally upon onboarding). Arrangements are generally for one year. BitGo’s wallet services arrangements do not provide customers with the right to take possession of the software supporting the platform and, as a result, are accounted for as a right to access the services. The right to access the services is a single performance obligation, which represent a series of distinct service periods over the duration of the contract. Contracts for wallet services contain fixed fees for onboarding and certain features, as well as variable usage-based fees subject to a monthly minimum. BitGo does not include usage-based fees in the transaction price as such fees represent variable consideration allocable to the period in which it is earned. Customers are typically invoiced monthly in arrears based on usage subject to minimum monthly fees with payment terms of 30 days.
Also included in wallet service revenue, are the fees related to BitGo’s WBTC service. Fee income is recognized when the performance obligation of issuing a WBTC, referred to as a mint event occurs. Fee income is also recognized upon the redemption of the WBTC, referred to as a burn event.
Professional Services Revenue
Professional services revenue consists primarily of development fees for customized blockchain and software development kits. Professional services contracts include fees that are not subject to variability for customized development. The transaction price is allocated to the separate performance obligations on a relative stand-alone selling price basis, but if the performance obligations are delivered concurrently with the same pattern of transfer, BitGo accounts for such obligations as if they were a single performance obligation.
Fee Income from Digital Intangible Asset Loans
Fee income from digital intangible assets loans include revenue generated from lending digital intangible assets from BitGo’s own inventory in addition to assets sourced through an established network of high net-worth individuals, family offices, and institutional lenders. The fees and rates related to this service, which are usage based, vary by customer risk profile and market conditions. The delivery of assets represents a single performance obligation and fees are accrued and recognized as they contractually become due.
Interest Income
Interest Income is generated from BitGo’s loan receivables and is accrued as interest payments become contractually due. Loans are placed on non-accrual status once they are delinquent for over 90 days.
Deferred Revenue
Deferred revenue consists of billings or payments received in advance of revenue recognition and is recognized as the revenue recognition criteria are met.
Stock-Based Compensation—BitGo measures and records the expense related to stock-based payment awards based on the fair value of those awards as determined on the date of grant. BitGo recognizes stock-based compensation expense over the requisite service period of the individual grant, generally equal to the vesting period and uses the straight-line method to recognize stock-based compensation. BitGo uses the Black-Scholes-Merton (“Black-Scholes”) option-pricing model to determine the fair value of stock awards. The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions, which determine the fair value of share-based awards, including the option’s expected term and the price volatility of the underlying stock. BitGo calculates the fair value of options granted by using the Black-Scholes option-pricing model with the following assumptions:
Expected Volatility—BitGo estimated volatility for option grants by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the option grant for a term that is approximately equal to the options’ expected term.
Expected Term—The expected term of BitGo’s options represents the period that the stock-based awards are expected to be outstanding. BitGo uses a simplified method available to non-public companies to determine the expected term for the valuation of options. BitGo has elected to use the midpoint of the stock

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options vesting term and contractual expiration period to compute the expected term, as BitGo does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post vesting employment termination behavior.
Risk-Free Interest Rate—The risk-free interest rate is based on the implied yield currently available on US Treasury zero-coupon issues with a term that is equal to the options’ expected term at the grant date.
Dividend Yield—BitGo has not declared or paid dividends to date and does not anticipate declaring dividends. As such, the dividend yield has been estimated to be zero.
Forfeiture Rate—BitGo elected to record forfeitures as they occur in accordance to ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting.
Pursuant to ASU 2016-09, BitGo recognized all excess tax benefits and tax deficiencies in the income statement in the period the deduction arises.
BitGo records compensation expenses related to stock options issued to non-employees, including advisors based on the fair value of the stock options calculated using the Black-Scholes option-pricing model over the service performance period as the equity instruments vest.
Concentrations of Credit Risk—Financial instruments that potentially subject BitGo to concentrations of credit risk consist primarily of cash and cash equivalents, trade accounts receivable and digital intangible asset loans. BitGo invests its excess cash in low-risk, highly liquid money market funds with major financial institutions. BitGo closely monitors the extension of credit to its customers, while maintaining allowances, if necessary, for potential credit losses. On a regular basis, BitGo evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of partial write-offs and collections and current credit conditions. Risks related to digital intangible asset and loan receivables, including customer concentration limits, collateral, and margin requirements, are monitored on a daily basis.
Results of Operations
The results of operations presented below should be reviewed in conjunction with BitGo’s consolidated financial statements and notes thereto included elsewhere in this prospectus.

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Nine Month Period Ended September 30, 2021 compared to Nine Month Period Ended September 30, 2020
The table below presents BitGo’s results of operations for the nine month periods ended September30, 2021 and 2020.
(in thousands)	Nine-Month Period ended September 30, 2021	Nine-Month Period ended September 30, 2020	Change	% Change
Revenue
Digital assets sales	967,659	—	967,659	N/M
Wallet services	50,558	17,443	33,115	189.8%
Professional services	900	100	800	800.0%
Fees from digital intangible asset loans	14,219	3,470	10,749	309.8%
Interest income	4,353	786	3,567	453.8%
Other Income	—	21	(21)	N/M
Total Revenue	1,037,689	21,820	1,015,869	4655.7%
Expenses
Digital assets sales cost	966,801	—	966,801	N/M
Compensation and benefits	27,508	19,228	8,280	43.1%
Professional fees	13,665	4,714	8,951	189.9%
Equipment and technology	6,244	4,665	1,579	33.8%
Borrowing fees related to digital intangible asset loans	9,698	1,911	7,787	407.5%
Occupancy	1,223	1,195	28	2.3%
Insurance	971	1,029	(58)	-5.6%
Other expenses	3,649	2,178	1,471	67.5%
Total Expenses	1,029,759	34,920	994,839	2848.9%
Income/(Loss) from operations	7,930	(13,100)	21,030	-160.5%
Other gains/(losses)
Gains on disposal of digital intangible assets	55,699	9,492	46,207	486.8%
Change in fair value of embedded derivatives	(527,073)	3,554	(530,627)	N/M
Impairment of digital intangible assets	(1,943,174)	(81,859)	(1,861,315)	2273.8%
Total Other Losses	(2,414,548)	(68,813)	(2,345,735)	N/M
Loss before income taxes	(2,406,618)	(81,913)	(2,324,705)	N/M
Provision for income taxes	879	(719)	1,598	N/M
Net loss	(2,407,497)	(81,194)	(2,326,303)	N/M
Revenues
Total revenues were $1,037.7 million for the nine month period ended September 30, 2021, representing an increase of $1,015.9 million, or 4,655.7%, compared to the nine month period ended September 30, 2020. The increase in revenue was primarily driven by growth in digital asset sales, increased business volume from existing and new customers, in addition to strong growth in BitGo’s loan book.
Expenses
For the nine month periods ended September 30, 2021 and 2020, total expenses were $1,029.8 million and $34.9 million, respectively.

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Digital assets sales cost was $966.8 million for the nine month period ended September 30, 2021. The growth was driven by the increase in digital asset sales as BitGo continues to add customers and trading volume to its platform.
Compensation and benefits were $27.5 million and $19.2 million for the nine month periods ended September 30,2021 and 2020, respectively. The growth of $8.3 million was attributable to the investments made in adding additional staff to the product, engineering and compliance teams.
Professional fees were $13.7 million and $4.7 million for the nine month periods year ended September 30, 2021 and 2020, respectively. The $9.0 million increase in charges year on year was driven by costs associated with mergers and acquisitions, compliance matters and regulatory support.
Equipment and technology charges were $6.2 million and $4.7 million for the nine month periods ended September 30, 2021 and 2020, respectively. The $1.5 million increase was driven by incremental data center charges to support the business growth.
Borrowing fees related to digital intangible asset loans were $9.7 million and $1.9 million for the nine month periods ended September 30, 2021 and 2020, respectively. The growth in borrowing fees was driven by the strong growth year on year in BitGo’s loan book.
Occupancy costs were $1.2 million and $1.2 million for the nine month periods ended September 30, 2021 and 2020, respectively.
Insurance charges were $1.0 million and $1.0 million for the nine month periods ended September 30, 2021 and 2020, respectively.
Other expenses were $3.6 million and $2.2 million for the nine month periods ended September 30, 2021 and 2020, respectively. The increase in expense was driven by higher subscription platform fees and marketing expenses.
Other Gains/(Losses)
Other Gains/(Losses) includes the following:
Realized gains on disposal of digital assets include realized gains generated from the sale of BitGo-owned digital assets, exchange of digital assets related to the BitGo’s WBTC product, return of digital assets related to BitGo’s lending product, and digital assets used as payment to vendors. For the nine month periods ended September 30, 2021 and 2020, total gain recorded was $55.7 million and $9.5 million, respectively.
Change in fair value of embedded derivatives consists of the fair value adjustment related to BitGo’s obligation to return and exchange digital assets. For the nine month periods ended September 30, 2021 and 2020, total change in value recorded was a $527.1 million loss and a $3.6 million gain, respectively. As a part of WBTC product, BitGo recognizes the custodied Bitcoin as part of digital intangible assets—restricted, with a corresponding liability. Obligations to exchange digital intangible assets, which represents BitGo’s obligation to return the custodied Bitcoin. The digital intangible assets—restricted are measured at their initial fair value and subsequently adjusted for any applicable impairment charges. The obligations to exchange digital intangible assets contain an embedded feature where the fair value of the embedded feature changes in accordance with changes in the fair value of the underlying digital asset. While the obligations to exchange digital intangible assets are settled by returning the custodied Bitcoin, the loss observed for the nine month period ended September 30, 2021, is primarily a result of the difference in the subsequent measurement of the recognized asset and liability for BitGo’s WBTC product.
Impairment of digital intangible assets includes the loss related to the carrying value of a digital asset exceeding its fair value at any point during the period. For the nine month periods ended September 30, 2021 and 2020, total impairment of digital assets expense was $1,943.2 million and $81.9 million, respectively.
Provision for Income Taxes
Taxes Provision for income taxes consists of federal and state income taxes in the United States and income taxes in certain foreign jurisdictions, deferred income taxes reflecting the net tax effects of temporary

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differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and the realization of net operating loss carryforwards. For the nine month periods ended September 30, 2021 and 2020, BitGo recorded a tax charge of $0.9 million and tax benefit of $0.7 million, respectively.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
The table below presents BitGo’s results of operations for the years ended December 31, 2020 and December 31, 2019.
(in thousands)	Year ended December 31, 2020	Year ended December 31, 2019	Change	% Change
Revenue
Wallet services	$27,084	$17,890	$9,194	51.4%
Professional services	2,200	1,540	660	42.9%
Fees from digital intangible asset loans	6,333	193	6,140	3181.3%
Interest income	1,013	―	1,013	N/M
Other income	146	―	146	N/M
Total Revenue	36,776	19,623	17,153	87.4%
Expenses
Compensation and benefits	26,489	24,826	1,663	6.7%
Professional fees	8,580	6,043	2,537	42.0%
Equipment and technology	6,543	3,294	3,249	98.6%
Borrowing fees related to digital intangible asset loans	3,680	34	3,646	N/M
Occupancy	1,632	1,586	46	2.9%
Insurance	1,378	1,409	(31)	-2.2%
Other expenses	2,686	2,946	(260)	-8.8%
Total Expenses	50,988	40,138	10,850	27.0%
Loss from operations	(14,212)	(20,515)	6,303	-30.7%
Other gains/(losses)
Gains on disposal of digital intangible assets	24,680	2,228	22,452	N/M
Change in fair value of embedded derivatives	(2,049,875)	1,256	(2,051,131)	N/M
Impairment of digital intangible assets	(93,155)	(3,610)	(89,545)	2480.5%
Total Other Losses	(2,118,350)	(126)	(2,118,224)	N/M
Loss before income taxes	(2,132,562)	(20,641)	(2,111,921)	N/M
Provision for income taxes	(719)	8	(727)	N/M
Net loss	$(2,131,843)	$(20,649)	$(2,111,194)	N/M

*N/M = Not meaningful
Revenues
Total revenues were $36.8 million for the year ended December 31, 2020, representing an increase of $17.2 million, or 87.4%, compared to the year ended December 31, 2019. The increase in revenue was primarily driven by growth in business volume from existing and new customers, in addition to strong growth in BitGo’s loan book. All products showed strong growth, with notable performance in wallet services, fees from digital intangible asset loans and interest income related to fiat currency loans.
Expenses
For the year ended December 31, 2020 and 2019, total expenses represented $51.0 million and $40.1 million, respectively.

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Compensation and benefits were $26.5 million and $24.8 million for the year ended December 31, 2020 and 2019, respectively. The growth of $1.7 million was attributable to the investments made in adding additional staff to the product and engineering teams.
Professional fees were $8.6 million and $6.0 million for the year ended December 31, 2020 and 2019, respectively. The $2.5 million increase in charges year on year was driven by costs associated with mergers and acquisitions, compliance matters and regulatory support.
Equipment and technology charges were $6.5 million and $3.3 million for the year ended December 31, 2020 and 2019, respectively. The $3.2 million increase was predominantly driven by incremental data center charges to support the business growth.
Borrowing fees related to digital intangible asset loans were $3.7 million and less than $0.1 million for the year ended December 31, 2020 and 2019. The growth in borrowing fees was driven by the strong growth year on year in BitGo’s loan book.
Occupancy costs were $1.6 million and $1.6 million for the year ended December 31, 2020 and 2019, respectively.
Insurance charges were $1.4 million and $1.4 million, for the year ended December 31, 2020 and 2019, respectively.
Other expenses were $2.7 million and $2.9 million for the year ended December 31, 2020 and 2019, respectively. The reduction in expense was driven by a lower allowance for bad debts and various other cost saving initiatives.
Other Gains/(Losses)
Other Gains/(Losses) includes the following:
Realized gains on disposal of digital assets include realized gains generated from the sale of BitGo-owned digital assets and digital assets used as payment to vendors. For the year ended December 31, 2020 and 2019, total gain recorded was $24.7 million and $2.2 million, respectively.
Change in fair value of embedded derivatives consists of the fair value adjustment related to BitGo’s obligation to return and exchange digital assets. For the year ended December 31, 2020 and 2019, total change in value recorded was a $2,049.9 million loss and a $1.3 million gain, respectively. As a part of WBTC product, BitGo recognizes the custodied Bitcoin as part of digital intangible assets—restricted, with a corresponding liability. Obligations to exchange digital intangible assets, which represents BitGo’s obligation to return the custodied Bitcoin. The digital intangible assets—restricted are measured at their initial fair value and subsequently adjusted for any applicable impairment charges. The obligations to exchange digital intangible assets contain an embedded feature where the fair value of the embedded feature changes in accordance with changes in the fair value of the underlying digital asset. While the obligations to exchange digital intangible assets are settled by returning the custodied Bitcoin, the loss observed for year ended December 31, 2020 is primarily a result of the difference in the subsequent measurement of the recognized asset and liability for BitGo’s WBTC product.
Impairment of digital intangible assets includes the loss related to the carrying value of a digital asset exceeding its fair value at any point during the fiscal year. For the year ended December 31, 2020 and 2019, total impairment of digital assets expense was $93.2 million and $3.6 million, respectively.
Provision for Income Taxes
Provision for income taxes consists of federal and state income taxes in the United States and income taxes in certain foreign jurisdictions, deferred income taxes reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and the realization of net operating loss carryforwards.
For the year ended December 31, 2020, BitGo recorded a tax benefit of $0.7 million, after recording a nominal tax charge for the year ended December 31, 2019.

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Year Ended December 31, 2019 compared to Year Ended December 31, 2018
The table below presents BitGo’s results of operations for the years ended December 31, 2019, and December 31, 2018.
(in thousands)	Year ended December 31, 2019	Year ended December 31, 2018	Change	% Change
Revenue
Wallet services	17,890	15,911	1,979	12.4%
Professional services	1,540	1,165	375	32.2%
Fees from digital intangible asset loans	193	—	193	N/M
Total Revenue	19,623	17,076	2,547	14.9%
Expenses
Compensation and benefits	24,826	14,299	10,527	73.6%
Professional fees	6,043	5,484	559	10.2%
Equipment and technology	3,294	1,544	1,750	113.3%
Borrowing fees related to digital intangible asset loans	34	—	34	N/M
Occupancy	1,586	1,183	403	34.1%
Insurance	1,409	—	1,409	N/M
Other expenses	2,946	2,840	106	3.7%
Total Expenses	40,138	25,350	14,788	58.3%
Loss from operations	(20,515)	(8,274)	(12,241)	147.9%
Other gains/(losses)
Gains on disposal of digital intangible assets	2,228	807	1,421	176.1%
Change in fair value of embedded derivatives	1,256	—	1,256	N/M
Impairment of digital intangible assets	(3,610)	(5,467)	1,857	-34.0%
Total Other Losses	(126)	(4,660)	4,534	N/M
Loss before income taxes	(20,641)	(12,934)	(7,707)	59.6%
Provision for income taxes	8	25	(17)	-68.0%
Net loss	(20,649)	(12,959)	(7,690)	59.3%

*N/M = Not meaningful
Revenues
Total revenues were $19.6 million for the year ended December 31, 2019, representing an increase of $2.5 million, or 14.9%, compared to the year ended December 31, 2018. The increase in revenue was primarily driven by growth in business volume from existing and new customers and new product offerings related to fees from digital intangible asset loans.
Expenses
For the year ended December 31, 2019, and 2018, total expenses represented $40.1 million and $25.4 million, respectively.
Compensation and benefits were $24.8 million and $14.3 million, for the year ended December 31, 2019, and 2018, respectively. The growth of $10.5 million is attributable to the investments made in adding additional staff to the product and engineering teams.
Professional fees were $6.0 million and $5.5 million, for the year ended December 31, 2019, and 2018, respectively. The $0.5 million increase in charges year on year was driven by costs associated with administrative and legal support.

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Equipment and technology charges were $3.3 million and $1.5 million, for the year ended December 31, 2019, and 2018, respectively. The $1.8 million increase was predominantly driven by incremental data center charges to support the business growth.
Borrowing fees related to digital asset loans were $34 thousand, for the year ended December 31, 2019.
Occupancy costs were $1.6 million and $1.2 million, for the year ended December 31, 2019, and 2018, respectively.
Insurance charges were $1.4 million for the year ended December 31, 2019.
Other expenses were $2.9 million and $2.8 million, for the year ended December 31, 2019, and 2018, respectively.
Other Gains/(Losses)
Other Gains/(Losses) includes the following:
Realized gains on disposal of digital assets include realized gains generated from the sale of Company owned digital assets and digital assets used as payment to vendors. For the year ended December 31, 2020, and 2019, total gain recorded was $2.2 million and $0.8 million, respectively.
Change in fair value of embedded derivatives consists of the fair value adjustment related to the Company’s obligation to return and exchange digital assets. For the year ended December 31, 2019 the total change in value recorded was $1.3 million gain.
Impairment of digital intangible assets includes the loss related to the carrying value of a digital asset exceeding its fair value at any point during the fiscal year. For the year ended December 31, 2019, and 2018, total impairment of digital assets expense was $3.6 million and $5.5 million, respectively.
Provision for Income Taxes
Provision for income taxes consists of federal and state income taxes in the United States and income taxes in certain foreign jurisdictions, deferred income taxes reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and the realization of net operating loss carryforwards.
For the year ended December 31, 2019, and 2018, the Company recorded a tax benefit of $8 thousand and tax charge of $25 thousand, respectively.
Liquidity and Capital Resources
BitGo’s principal sources of liquidity are its cash, cash equivalents and company-owned digital intangible assets. As of September 30, 2021, BitGo had $21.5 million of cash and cash equivalents on hand compared to $15.5 million on December 31, 2020, and $29.8 million on December 31, 2019. Cash and cash equivalents consist primarily of investments in U.S. dollar denominated money market funds, checking, and savings deposits. As of September 30, 2021, December 31, 2020, and December 31, 2019, cash equivalents in money market funds equaled $1.6 million, $8.7 million and $22.6 million, respectively. In addition, as of September 30, 2021, December 31, 2020, and December 31, 2019, BitGo owned $282.4 million, $49.0 million and $6.3 million, respectively, of digital intangible assets valued at lower of cost or market. BitGo views the assets to be liquid as a material portion of the assets are supported by an active and liquid market.
BitGo’s future capital requirements will depend on many factors, including BitGo’s rate of revenue growth, the cost of maintaining and improving its technologies and its operating expenses related to the development and marketing of its solutions. BitGo believes that its existing cash, cash equivalents and digital intangible assets balance will be sufficient to meet its anticipated cash requirements through at least the next twelve months. However, BitGo’s liquidity assumptions may prove to be incorrect, and BitGo could utilize its available financial resources sooner than it currently expects. In addition, BitGo may elect to raise additional funds at any time through equity, equity-linked or debt financing arrangements. BitGo’s future

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capital requirements and the adequacy of available funds will depend on many factors, including those set forth in this prospectus. BitGo may not be able to secure additional financing to meet its operating requirements on acceptable terms, or at all. If BitGo raises additional financing by the incurrence of indebtedness, BitGo will be subject to increased fixed payment obligations and could also be subject to restrictive covenants, such as limitations on BitGo’s ability to incur additional debt, and other operating restrictions that could adversely impact its ability to conduct its business. If BitGo is unable to obtain needed additional funds, it will have to reduce its operating expenses, which would impair its growth prospects and could otherwise negatively impact its business.
The following summary data shows key balance sheet liquidity metrics as of September 30, 2021, December 31, 2020, and December 31, 2019.
(in thousands)	As of September 30, 2021	As of December 31, 2020	As of December 31, 2019
Cash and cash equivalents	$21,546	$15,494	$29,772
Digital intangible assets	$282,390	$49,037	$6,349
Accounts receivable, net	$9,994	$5,719	$2,091
Accounts payable	$3,667	$1,846	$1,493
Cash Flows
The following summary data shows key cash flow metrics for the nine month period ended September 30, 2021, the year ended December 31, 2020, and the ended December 31, 2019.
	Nine-month period ended September 30, 2021	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Net Cash used in operating activities	912	$(16,341)	$(19,969)	$(12,403)
Net Cash used in investing activities	(167,089)	$(22,321)	$(501)	$(701)
Net Cash provided by financing activities	172,229	$24,384	$312	$21,674
BitGo’s primary source of cash from operating activities is receipts from the sale of digital assets, wallet services, professional fees, and lending fees. BitGo’s primary uses of cash from operating activities are digital assets sales cost, employee compensation and related expenses, payment of fees to lenders, sales and marketing expenses, general operating expenses, and the purchase of software and equipment. BitGo generated $0.9 million of cash in operating activities during the nine month period ended September 30, 2021, used $16.3 million in operating activities during the year ended December 31, 2020, used $20.0 million during the year ended December 31, 2019, and used $19.7 million during the year ended December 31, 2018.
BitGo used $167.1 million in investing activities during the nine month period ended September 30, 2021. The use in cash was primarily driven by the use of cash to support fiat loans and lender borrowing collateral requirements. During the year ended December 31, 2020, BitGo used $22.3 million in investing activities compared to $0.5 million use for the year ended December 31, 2019 and $0.7 million use for the year ended December 31, 2018. The increase in cash usage during the year was driven by issuance of loans.
BitGo generated $172.2 million in financing activities during nine month period ended September 30, 2021. The increase in cash was primarily driven by the borrowings to support BitGo’s lending business. During the the year ended December 31, 2020, BitGo generated $24.4 million in financing activities compared to $0.3 million during the year ended December 31, 2019 and $21.7 million during the year ended December 31, 2018. The increase in cash was primarily driven by the issuance of shares related to a financing activity during the years ended December 31, 2020 and December 31, 2018.
Off-Balance Sheet Arrangements
As of September 30, 2021, December 31, 2020, and December 31, 2019, BitGo did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the

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results of operations or financial condition of BitGo including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.
Recent Accounting Pronouncements
In February 2016, the FASB issued updated guidance on leases that requires a lessee to recognize the assets and lease liabilities on the balance sheet for certain leases classified as operating leases under previous U.S. GAAP. On June 3, 2020, the FASB issued ASU 2020-05, which amends the effective dates of the Board’s standards on leasing (ASC 842) to give immediate relief to certain entities as a result of the widespread adverse economic effects and business disruptions caused by the coronavirus disease 2019 (COVID-19) pandemic. The updated guidance is effective for non-public entities for reporting periods beginning after December 15, 2021. BitGo is currently evaluating the effect this new guidance will have on its consolidated financial statements.
In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which amends Subtopic 326-20 (created by ASU 2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20. Additionally, in April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments; in May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief; in November 2019, the FASB issued ASU 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, and ASU 2019-11, Codification Improvements to Topic 326, Financial Instruments—Credit Losses; and in March 2020, the FASB issued ASU 2020-03, Codification Improvements to Financial Instruments, to provide further clarifications on certain aspects of ASU 2016-13 and to extend the non-public entity effective date of ASU 2016-13. The changes (as amended) are effective for BitGo for annual and interim periods in fiscal years beginning after December 15, 2022. BitGo is currently evaluating the effect this new guidance will have related to loan receivables and its consolidated financial statements.
On August 29, 2018, the FASB issued Accounting Standards Update No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40)—Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”), which aligns the accounting for implementation costs incurred in a hosting arrangement that is a service contract with the accounting for implementation costs incurred to develop or obtain internal-use software under ASC 350-40, in order to determine which costs to capitalize and recognize as an asset and which costs to expense. The updated guidance is effective for non-public entities for annual reporting periods beginning after December 15, 2020. BitGo intends to apply the standard prospectively. As such, there is not expected to be an impact on adoption.
Quantitative and Qualitative Disclosures about Market Risk
Market risk is the risk associated with changes in the market value of assets and liabilities resulting from broad market movements, such as changes in the general level of interest rates, foreign exchange rates, prices of digital assets, and other risks associated with derivatives. The Company’s material market risks are outlined below.
Interest rate risk
BitGo had cash and cash equivalents, including restricted cash, of $21.5 million, $15.5 million and $29.8 million as of September 30, 2021, December 31, 2020, and December 31, 2019, respectively. BitGo’s investment policy and strategy are primarily designed to preserve capital and meet liquidity requirements without significantly increasing risk. BitGo’s cash and cash equivalents primarily consist of cash deposits and money market funds. Changes in interest rates would primarily impact interest income from fiat loans. A hypothetical 100 basis points increase or decrease in interest rates would have resulted in a $0.4 million

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increase or decrease in total revenue for the nine month period ended September 30, 2021, and $0.1 million increase or decrease for the year ended December 31, 2020. BitGo did not issue any fiat loans during the year ended December 31, 2019.
Foreign currency risk
BitGo has exposure to foreign currency translation gains and losses arising from BitGo’s net investment in international subsidiaries. The revenues, expenses, and financial results of these subsidiaries are recorded in the functional currency of the countries that these subsidiaries reside, which is primarily Great British Pounds, Euros, Singapore dollars and Japanese Yen. Accordingly, changes in exchange rates may negatively affect BitGo’s future revenue and other operating results in these international subsidiaries upon translation into U.S. dollars. At this time, BitGo does not, but it may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the impact hedging activities would have on BitGo’s operating results. A 10% increase or decrease in current exchange rates would not have a material impact on BitGo’s financial results .
Digital Asset Price Risk
BitGo has a significant portion of its capital held in digital assets. This includes digital assets, digital assets loans and assets posted as collateral. In addition, the Company has digital asset related liabilities including obligations to exchange and return digital assets, collateral payable and derivatives.
As discussed in Note 2 to our consolidated financial statements included in this prospectus, we account for a material portion of BitGo’s digital assets as indefinite-lived intangible assets, which are subject to impairment losses if the fair value of our digital assets decreased below their carrying value at any time since their acquisition.
The net carrying value of digital assets as of September 30, 2021, December 31, 2020, and December 31, 2019, was $5,030.5 million, 1,375.5 million and $19.2 million, respectively. As of September 30, 2021, December 31, 2020, and December 31, 2019, BitGo’s estimate of the effect of a 20% market price reduction in fair value of all digital assets, with all other variables held constant, was $493.0 million, $24.3 million and $1.2 million, respectively.
Market volatility and other risks associated with derivatives
BitGo has exposure to derivatives measured at fair value. Market risk on derivatives is the exposure created by potential fluctuations in market prices and other factors and is a function of the type of derivative product and the underlying volatility.
As of September 30, 2021, and December 31, 2020, BitGo had embedded derivative liabilities of $2,575.7 million and $2,048.6 million, respectively, and an embedded derivative asset of $1.3 million as of December 31, 2019, recorded on the condensed consolidated balance sheet, as a result of entering into transactions to borrow crypto assets and the assets related to the WBTC product. A 20% increase or decrease in the fair value of the derivative positions would have had $515.1 million impact on BitGo’s financial results for the nine month period ended September 30, 2021, $409.7 million impact on BitGo’s financial results for the year ended December 31, 2020, and $0.1 million impact for the year ended December 31, 2019.

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UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
The following unaudited pro forma condensed combined statement of financial position as of September 30, 2021 and the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2021 and for the year ended December 31, 2020 present our historical financial statements adjusted for the pro forma effects of the following transactions (the “Proposed Transactions”):
•
The Reorganization and the Reorganization Merger described under “The Proposed Transactions”,

•
The creation of certain tax assets in connection with the Reorganization,

•
The Second Merger and the BitGo Acquisition transactions described under “The Proposed Transactions”, and

•
The issuance of the Exchangeable Notes described under “Prospectus Summary—Recent Developments” and “Description of Pubco Capital Stock”

The unaudited pro forma condensed combined statement of financial position as of September 30, 2021 assumes that the Proposed Transactions were completed on September 30, 2021. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2021 and for the year ended December 31, 2020 give pro forma effect to the Proposed Transactions as if they had occurred on January 1, 2020.
The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The unaudited pro forma condensed combined financial statements are for illustrative and informational purposes only and do not purport to represent what our financial position or results of operations would have been if the proposed transactions had actually occurred as of the dates indicated, nor does it project our financial position at any future date or our results of operations or cash flows for any future period.
The unaudited pro forma condensed combined financial statements have been prepared in accordance with Article 11 of Regulation S-X, as amended. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an illustrative understanding of Galaxy upon consummation of the Proposed Transactions. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes.
The reorganization is reflected in the pro forma condensed combined financial statements under Accounting Standards Codification (“ASC”) 805-50, Business Combinations—Related Issues, as a transaction between entities under common control or common ownership. The acquisition of BitGo is reflected in the pro forma condensed combined financial statements using the acquisition method of accounting under ASC 805, Business Combinations, which requires that one of the two companies in the merger be designated as the acquirer for accounting purposes. Galaxy Digital Holdings LP (“GDH LP”) has been designated as the acquirer in the merger for accounting purposes. The acquisition accounting is dependent upon valuations that have yet to progress to a stage where there is sufficient information for a definitive measurement. Additionally, as the Exchangeable Notes were issued on December 9, 2021, management has not yet completed its assessment of whether the Exchangeable Notes contain an embedded derivative requiring bifurcation and separate presentation within the Statement of Financial Position, in accordance with ASC 815 Derivatives and Hedging. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited condensed combined pro forma financial information. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could have a material impact on the accompanying unaudited condensed combined pro forma financial information and Galaxy’s future results of operations and financial position.
The unaudited pro forma condensed combined financial statements and the related notes should be read in conjunction with “The Proposed Transactions,” “Overview of the BitGo Acquisition,” “Management’s

Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions,” and the following historical financial information and accompanying notes included elsewhere in this registration statement:
•
Our audited consolidated financial statements and accompanying notes,

•
Our unaudited condensed consolidated financial statements and accompanying notes,

•
The audited consolidated financial statements of BitGo Holdings, Inc. and Subsidiaries and accompanying notes, and

•
The unaudited condensed consolidated financial statements of BitGo Holdings, Inc. and Subsidiaries and accompanying notes.

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Unaudited Pro Forma Condensed Combined Statement of Financial Position as of September 30, 2021
(In Thousands, Except Share and Per Share Data)
	Historical GDH LP as adjusted(2)	Reorganization and Reorganization Merger Pro Forma Adjustments	NOTE	Exchangeable Notes Issuance	NOTE	Pubco Post- Reorganization, Reorganization Merger, and Exchangeable Notes Issuance	Historical BitGo as adjusted for GDH LP(2)	BitGo Acquisition Pro Forma Adjustments(3)	NOTE	Pro Forma Pubco
Assets
Current assets
Cash	$275,767	$—		$489,375	5a	$765,142	$21,546	$98,527	6a	$885,215
Digital assets	1,837,882	—		—		1,837,882	282,390	(37,501)	6a	2,110,326
	—	—		—		—	—	27,555	6b	—
Digital assets restricted	—	—		—		—	4,668,495	4,382,537	6b	9,051,032
Digital assets on loan	261,164	—		—		261,164	79,641	118,707	6b	459,512
Assets posted as collateral	27,367	—		—		27,367	—	—		27,367
Derivative assets	53,297	—		—		53,297	—	—		53,297
Accounts receivable	46,499	—		—		46,499	10,130	—		56,629
Digital assets receivable	138,065	—		—		138,065	—	—		138,065
Loans receivable, fiat	110,613	—		—		110,613	189,200	—		299,813
Prepaid expenses and other assets	37,418	—		—		37,418	5,357	—		42,775
	2,788,072	—		489,375		3,277,447	5,256,759	4,589,825		13,124,031
Non-current assets
Digital assets receivable	9,670	—		—		9,670	—	—		9,670
Investments	779,858	—		—		779,858	—	(15,378)	6c	764,480
Right-of-use asset	15,951	—		—		15,951	—	—		15,951
Net investment in sales-type leases	5,727	—		—		5,727	—	—		5,727
Property and equipment, net	6,228	—		—		6,228	919	—		7,147
Capitalized software and other intangible assets, net	3,713	—		—		3,713	2,814	182,521	6e	189,048
Goodwill	24,645	—		—		24,645	—	616,847	6f	641,492
	845,792	—		—		845,792	3,733	783,990		1,633,515
Total assets	$3,633,864	$—		$489,375		$4,123,239	$5,260,492	$5,373,815		$14,757,546
Liabilities and Equity
Current liabilities
Derivative liabilities	$23,117	$—		$—		$23,117	$—	$—		$23,117
Accounts payable and accrued liabilities	178,989	38,871	4a	—		217,860	14,535	31,091	6i	296,474
	—	—		—		—	—	32,988	6d	—
Digital assets borrowed	638,331	—		—		638,331	198,318	—		836,649
Payable to customers	140,183	—		—		140,183	—	—		140,183
Loans payable	7,185	—		—		7,185	171,500	—		178,685
Collateral payable	430,342	—		—		430,342	305,704	—		736,046
Warrant liability	40,693	—		—		40,693	—	—		40,693
Obligations to exchange digital assets	—	—		—		—	9,039,829	—		9,039,829
Deferred revenue	—	—		—		—	—	—		—
	1,458,840	38,871		—		1,497,711	9,729,886	64,079		11,291,676

	Historical GDH LP as adjusted(2)	Reorganization and Reorganization Merger Pro Forma Adjustments	NOTE	Exchangeable Notes Issuance	NOTE	Pubco Post- Reorganization, Reorganization Merger, and Exchangeable Notes Issuance	Historical BitGo as adjusted for GDH LP(2)	BitGo Acquisition Pro Forma Adjustments(3)	NOTE	Pro Forma Pubco
Non-current liabilities
Lease liability	16,994	—		—		16,994	—	—		16,994
Deferred tax liability	4,977	(1,753)	4a	—		3,224	—	26,086	6g	29,310
Tax liabilities – other	—	23,015	4a	—		23,015	—	—		23,015
Long-term debt	—	—		489,375	5b	489,375	—	—		489,375
Other noncurrent liabilities	—	—		—		—	—	182,500	6j	182,500
Total liabilities	1,480,811	60,133		489,375		2,030,319	9,729,886	272,665		12,032,870
Commitments and contingencies	—	—		—		—	—	—		—
Unit holders’ capital	1,682,303	(1,682,303)	4b	—		—	92,809	(92,809)	6h	—
Class A Common Stock	—	98	4b	—		98	—	38	6k	136
Class B Common Stock	—	228	4b	—		228	—	—		228
Additional paid-in capital	—	505,883	4b 4c	—		505,883	17,758	639,513	6l	1,145,396
	—	—		—		—	—	(17,758)	6h	—
Retained earnings/(Accumulated deficit)	—	(18,094)	4a	—		(18,094)	(4,579,961)	4,579,961	6h	(21,005)
	—	—		—		—	—	(2,911)	6d	—
Noncontrolling interests	470,750	1,134,055	4a 4c	—		1,604,805	—	(4,884)	6d	1,599,921
Total equity	2,153,053	(60,133)		—		2,092,920	(4,469,394)	5,101,150		2,724,676
Total liabilities and equity	$3,633,864	$—		$489,375		$4,123,239	$5,260,492	$5,373,815		$14,757,546

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Unaudited Pro Forma Condensed Combined Statement of Operations for the Nine Months Ended September 30, 2021
(In Thousands, Except Share and Per Share Data)
	Historical GDH LP	Reorganization and Reorganization Merger Pro Forma Adjustments	Note	Exchangeable Notes Issuance	Note	Pubco Post- Reorganization, Reorganization Merger, and Exchangeable Notes Issuance	Historical BitGo as adjusted for GDH LP(2)	Note	BitGo Acquisition Pro Forma Adjustments(3)	Note	Pro Forma Pubco
Revenues:
Digital assets sales revenue	$61,205,395	$—		$—		$61,205,395	$967,659		$—		$62,173,054
Income from digital asset lending	39,395	—		—		39,395	18,572		—		57,967
Advisory and management fees	7,881	—		—		7,881	—		—		7,881
Net gain/(loss) on digital assets	1,270,574	—		—		1,270,574	(471,374)		—		799,200
Net gain/(loss) on investments	602,387	—		—		602,387	—		(7,878)	9e	594,509
Net gain/(loss) on derivatives trading	148,743	—		—		148,743	—		—		148,743
Wallet services	—	—		—		—	50,558		—		50,558
Professional services	—	—		—		—	900		—		900
Net revenues	63,274,375	—		—		63,274,375	566,315		(7,878)		63,832,812
Cost of Revenues:
Digital assets sales cost	54,520,343	—		—		54,520,343	966,801		—		55,487,144
Impairment of digital assets	7,311,290	—		—		7,311,290	1,943,174		—		9,254,464
Expense from digital asset borrowing	50,986	—		—		50,986	9,698		—		60,684
Total cost of revenues	61,882,619	—		—		61,882,619	2,919,673		—		64,802,292
Gross profit	1,391,756	—		—		1,391,756	(2,353,358)		(7,878)		(969,480)
Operating expenses:
Compensation and benefits	172,088	—		—		172,088	28,325		—		200,413
General and administrative	28,876	—		—		28,876	8,054		10,811	9a	47,741
Technology	5,429	—		—		5,429	4,312		—		9,741
Profit share arrangement expense	14,032	—		—		14,032	—		—		14,032
Professional fees	37,147	—		—		37,147	12,569		—		49,716
Marketing	3,796	—		—		3,796	—		—		3,796
Total operating expenses	261,368	—		—		261,368	53,260		10,811		325,439
Other (expense)/income:
Change in fair value of warrant liability	(24,802)	—		—		(24,802)	—		—		(24,802)
Interest expense	—	—		(12,844)	8a	(12,844)	—		—		(12,844)
Other (expense)/income, net	15,799	—		—		15,799	—		—		15,799
Total other (expense)/income	(9,003)	—		(12,844)		(21,847)	—		—		(21,847)
Pre-tax income	1,121,385	—		(12,844)		1,108,541	(2,406,618)		(18,689)		(1,316,766)
Income tax expense	—	59,685	7a	(1,153)	8c	58,532	879		—		59,411
Net income/(loss)	$1,121,385	$(59,685)		$(11,691)		$1,050,009	$(2,407,497)		$(18,689)		$(1,376,177)
Net income/(loss) attributed to:
Unit holders of the Company	965,255	(965,255)	7b	—		—	—		—		—
Common shareholders	—	272,488	7b	(4,366)	8b	268,122	(899,010)	9d	12,782	9d	(618,106)
Noncontrolling interests	156,130	633,082	7b	(7,325)	8b	781,887	(1,508,487)	9d	(31,471)	9d	(758,071)
	$1,121,385	$(59,685)		$(11,691)		$1,050,009	$(2,407,497)		$(18,689)		$(1,376,177)
Net loss attributable to Common shareholders per Class A common share(10):
Basic and Diluted	—	—		—		—	—		—		$(4.72)
Pro forma weighted average shares of Class A common stock outstanding
Basic and Diluted	—	—		—		—	—		—		130,836,889

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Unaudited Pro Forma Condensed Combined Statement of Operations for the Fiscal Year Ended December 31, 2020
(In Thousands, Except Share and Per Share Data)
	Historical GDH LP	Reorganization and Reorganization Merger Pro Forma Adjustments	Note	Exchangeable Notes Issuance	Note	Pubco Post- Reorganization, Reorganization Merger, and Exchangeable Notes Issuance	Historical BitGo as adjusted for GDH LP(2)	Note	BitGo Acquisition Pro Forma Adjustments(3)	Note	Pro Forma Pubco
Revenues:
Digital assets sales revenue	$9,286,237	$—		$—		$9,286,237	$—		$—		9,286,237
Income from digital asset lending	6,132	—		—		6,132	7,346		—		13,478
Advisory and management fees	9,615	—		—		9,615	—		—		9,615
Net gain/(loss) on digital assets	265,149	—		—		265,149	(2,025,053)		—		(1,759,904)
Net gain/(loss) on investments	101,383	—		—		101,383	—		—		101,383
Net gain on derivatives trading	5,687	—		—		5,687	—		—		5,687
Wallet services	—	—		—		—	27,084		—		27,084
Professional services	—	—		—		—	2,200		—		2,200
Net revenues	9,674,203	—		—		9,674,203	(1,988,423)		—		7,685,780
Cost of revenues:
Digital assets sales cost	8,577,829	—		—		8,577,829	—		—		8,577,829
Impairment of digital assets	551,859	—		—		551,859	93,155		—		645,014
Expense from digital asset borrowing	9,079	—		—		9,079	3,680		—		12,759
Total cost of revenues	9,138,767	—		—		9,138,767	96,835		—		9,235,602
Gross profit	535,436	—		—		535,436	(2,085,258)		—		(1,549,822)
Operating expenses:
Compensation and benefits	48,934	—		—		48,934	26,790		—		75,724
General and administrative	9,705	—		—		9,705	8,107		14,519	9a	32,331
Technology	3,278	—		—		3,278	4,246		—		7,524
Professional fees	7,664	—		—		7,664	8,161		—		15,825
Marketing	2,420	—		—		2,420	—		—		2,420
Merger and acquisition costs	—	—		—		—	—		32,988	9b	32,988
Total operating expenses	72,001	—		—		72,001	47,304		47,507		166,812
Other (expense)/income:
Change in fair value of warrant liability	(14,318)	—		—		(14,318)	—		—		(14,318)
Interest expense	—	—		(17,125)	8a	(17,125)	—		—		(17,125)
Other (expense)/income, net	(562)	—		—		(562)	—		—		(562)
Total other (expense)/income	(14,880)	—		(17,125)		(32,005)	—		—		(32,005)
Pre-tax income	448,555	—		(17,125)		431,430	(2,132,562)		(47,507)		(1,748,639)
Income tax expense	—	—		(179)	8c	(179)	(719)		(26,086)	9c	(26,984)
Net income/(loss)	$448,555	$—		$(16,946)		$431,609	$(2,131,843)		$(21,421)		$(1,721,655)
Net income/(loss) attributed to:
Unit holders of the Company	295,170	(295,170)	7b	—		—	—		—		—
Common shareholders	—	88,817	7b	(6,328)	8b	82,489	(796,075)	9d	(1,558)	9d	(715,144)
Noncontrolling interests	153,385	206,353	7b	(10,618)	8b	349,120	(1,335,768)	9d	(19,863)	9d	(1,006,511)
	$448,555	$—		$(16,946)		$431,609	$(2,131,843)		$(21,421)		$(1,721,655)
Net loss attributable to Common shareholders per Class A common share(10):
Basic and Diluted	—	—		—		—	—		—		$(6.73)
Pro forma weighted average shares of Class A common stock outstanding
Basic and Diluted	—	—		—		—	—		—		106,273,943

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
1.
Basis of Presentation

As discussed and described in further detail herein, as part of the Proposed Transactions, the Company expects to complete the Reorganization and Reorganization Merger and the Second Merger and BitGo Acquisition. The unaudited condensed combined pro forma financial information and related notes were prepared in accordance with Article 11 of Regulation S-X and are based upon GDH LP’s and BitGo’s fiscal year end reporting as of December 31, 2020 and interim reporting as of September 30, 2021.
The unaudited condensed combined pro forma financial statements have been prepared to reflect the continuing operations of the Company after giving effect to the Proposed Transactions and therefore do not reflect what our financial position or results of operations would have been on a stand-alone basis and are not necessarily indicative of our future results of operations.
To reflect the Second Merger and BitGo Acquisition within the pro forma statements, the unaudited condensed combined pro forma financial statements were prepared using the acquisition method of accounting under the provisions of Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations” (“ASC 805”). Under ASC 805, all assets acquired and liabilities assumed are recorded at their acquisition date fair value. The Company has not yet completed a detailed valuation analysis necessary to arrive at the required fair value estimates for BitGo assets acquired and liabilities assumed. To prepare the unaudited pro forma condensed combined financial information herein, the Company adjusted BitGo’s assets and liabilities to their estimated fair values based on a preliminary valuation. Completion of a detailed valuation analysis could have a significant impact on the unaudited pro forma condensed combined financial information contained herein and our future results of operations and financial position.
2.
Reclassification Adjustments

The GDH LP and BitGo historical financial statement line items include the reclassification of certain historical balances to conform to the Pubco presentation of these unaudited pro forma condensed combined financial statements after the Proposed Transactions, as described below. These reclassifications have no effect on separately reported total assets, total liabilities, equity or net income attributed to common shareholders of GDH LP or BitGo, other than reflecting the pro forma allocation of BitGo’s net income/(loss) between common shareholders and noncontrolling interest as discussed in Note 9(d).
GDH LP Reclassification
The carrying amount of GDH LP’s deferred tax liability of $5.0 million, previously classified as a component of ‘Accounts payable and accrued liabilities’, has been reclassified into a new caption, ‘Deferred tax liability’, on Pubco’s unaudited pro forma condensed combined statement of financial position.
BitGo Reclassifications
Certain balances were reclassified from the BitGo historical financial statements so its presentation would be consistent with that of GDH LP.
These reclassifications are based on management’s preliminary analysis. When the Company completes its detailed review of BitGo’s chart of accounts and accounting policies, additional reclassification adjustments could be identified that, when conformed, could have a material impact on the combined company’s financial information. Refer to the table below for a summary of the reclassification adjustments made to BitGo’s consolidated balance sheet as of September 30, 2021 to conform its presentation to that of GDH LP.
(in thousands) GDH LP Presentation	BitGo Presentation	Historical BitGo at September 30, 2021	Reclassification Adjustments	Note	Historical BitGo as adjusted for GDH LP
ASSETS
Cash	Cash and cash equivalents	$21,546	$—		$21,546
Digital assets	Digital intangible assets	282,390	—		282,390
Digital assets – restricted	Digital intangible assets – restricted	4,668,495	—		4,668,495

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
(in thousands) GDH LP Presentation	BitGo Presentation	Historical BitGo at September 30, 2021	Reclassification Adjustments	Note	Historical BitGo as adjusted for GDH LP
Digital assets on loan	Digital intangible asset loans	79,641	—		79,641
Accounts receivables	Accounts receivable, net	9,994	136	A	10,130
Loans receivable, fiat	Loan receivables	189,200	—		189,200
Prepaid expenses and other assets		—	5,357	A	5,357
Property and equipment, net	Equipment and software, net	3,733	(2,814)	B	919
Capitalized software and other intangible assets, net		—	2,814	B	2,814
	Other assets	5,493	(5,493)	A	—
Total assets		$5,260,492	$—		$5,260,492
LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	Accounts payable	$3,667	$10,868	C	$14,535
Digital assets borrowed	Obligations to return digital intangible assets	104,901	93,417	D	198,318
Loans payable	Borrowings	171,500	—		171,500
Collateral payable	Obligations to return collateral	303,856	1,848	D	305,704
Obligations to exchange digital assets	Obligations to exchange digital intangible assets	6,559,403	2,480,426	D	9,039,829
Deferred revenue	Deferred revenue	2,558	(2,558)	C	—
Other noncurrent liabilities	Other liabilities	8,309	(8,309)	C	—
				D	—
	Embedded derivative related to digital intangible assets	2,575,692	(2,575,692)	D	—
Total liabilities		9,729,886	—		9,729,886
Unitholders’ capital		—	92,809	E	92,809
	Common stock	3	(3)	E	—
	Series B-3 convertible stock	14,661	(14,661)	E	—
	Series B-2 convertible stock	2,963	(2,963)	E	—
	Series B-l convertible stock	14,959	(14,959)	E	—
	Series B convertible stock	42,310	(42,310)	E	—
	Series A convertible stock	11,913	(11,913)	E	—
	Series Seed convertible stock	6,000	(6,000)	E	—
Retained Earnings	Accumulated deficit	(4,579,961)	—		(4,579,961)
Additional paid-in capital	Additional paid-in capital	17,758	—		17,758
Noncontrolling interests		—	—		—
Total liabilities and equity		$5,260,492	$—		$5,260,492

A
Reclass ‘Other Assets’ for BitGo to ‘Accounts receivable’ and ‘Prepaid expenses and other assets’ for GDH LP.

B
Reclass capitalized software from ‘Equipment and software, net’ for BitGo to ‘Capitalized software and other intangible assets, net’ for GDH LP.

C
Reclass from ‘Deferred Revenue’ and ‘Other liabilities’ for BitGo to ‘Accounts Payable’ for GDH LP.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
D
Reclass from ‘Embedded derivative related to digital intangible assets’ for BitGo to ‘Obligations to exchange digital intangible assets’, ‘Digital assets borrowed’, and ‘Collateral Payable’ for GDH LP.

E
Reclass from various BitGo common stock and convertible stock balances to ‘Unitholders’ capital’ for GDH LP.

Refer to the tables below for a summary of the reclassification adjustments made to BitGo’s consolidated statements of operations for the year ended December 31, 2020 and nine months ended September 30, 2021 to conform its presentation to that of GDH LP.
(in thousands) GDH LP Presentation	BitGo Presentation	Historical BitGo Year Ended December 31, 2020	Reclassification Adjustments	Note	Historical BitGo as adjusted for GDH LP
Revenue:
Income from digital asset lending	Fees from digital intangible asset loans	$6,333	$1,013	BB	$7,346
Net gain/(loss) on digital assets		—	(2,025,053)	AA, DD, FF	(2,025,053)
Wallet services	Wallet services	27,084	—		27,084
Professional services	Professional services	2,200	—		2,200
	Interest income	1,013	(1,013)	BB	—
	Other income	146	(146)	AA	—
Net revenues		36,776	(2,025,199)		(1,988,423)
Cost of Revenues:
Impairment of digital assets		—	93,155	CC	93,155
Expense from digital asset borrowing	Borrowing fees related to digital intangible asset loans	3,680	—		3,680
Compensation and benefits	Compensation and benefits	26,489	301	EE	26,790
General and administrative		—	8,107	EE	8,107
Technology	Equipment and technology	6,543	(2,297)	EE	4,246
Professional fees	Professional fees	8,580	(419)	EE	8,161
	Occupancy	1,632	(1,632)	EE	—
	Insurance	1,378	(1,378)	EE	—
Other (expense)/income
Other (expense)/income, net	Other expenses	2,686	(2,686)	EE	—
	Loss from operations	(14,212)	(2,118,350)		(2,132,562)
	Other gain/(loss)
	Gains on disposal of digital intangible assets	24,680	(24,680)	DD	—
	Change in fair value of embedded derivatives	(2,049,875)	2,049,875	DD	—
	Impairment of digital intangible assets	(93,155)	93,155	CC	—
	Total other losses	(2,118,350)	2,118,350		—
Pre-tax income		(2,132,562)			(2,132,562)
Income tax expense	Provision for income taxes	(719)			(719)
Net income/(loss)		$(2,131,843)			$(2,131,843)

AA
Reclass from ‘Other income’ for BitGo to ‘Net gain/(loss) on digital assets’ for GDH LP.

BB
Reclass ‘Interest income’ for BitGo to ‘Income from digital asset lending’ for GDH LP’.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
CC
Reclass and ‘Impairment of digital intangible assets’ for BitGo to ‘Impairment of intangible digital assets’ for GDH LP.

DD
Reclass from ‘Gains on disposal of digital intangible assets’ and ‘Change in fair value of embedded derivatives’ for BitGo to ‘Net gain/(loss) on digital assets’ for GDH LP.

EE
Reclass BitGo ‘Insurance’, ‘Occupancy’, ‘Equipment and technology’, and ‘Other expenses’ to ‘General and administrative’ expense of GDH LP. Reclass BitGo ‘Professional fees’ to ‘Compensation and benefits’ and ‘General and administrative’ expense of GDHLP.

FF
Reclass ‘Other expenses’ for BitGo to ‘Net gain/(loss) on digital assets’ for GDH LP.

(in thousands) GDH LP Presentation	BitGo Presentation	Historical BitGo Nine Months Ended September 30, 2021	Reclassification Adjustments	Note	Historical BitGo as adjusted for GDH LP
Revenue:
Digital assets sales revenue	Digital assets sales	$967,659	$—		$967,659
Income from digital asset lending	Fees from digital intangible asset loans	14,219	4,353	AA	18,572
Net gain/(loss) on digital assets		—	(471,374)	CC	(471,374)
Wallet Services	Wallet Services	50,558	—		50,558
Professional Services	Professional Services	900	—		900
	Interest income	4,353	(4,353)	AA	—
	Other income	—	—		—
Net revenues		1,037,689	(471,374)		566,315
Cost of Revenues:
Digital assets sales cost	Digital assets sales costs	966,801	—		966,801
Impairment of digital assets		—	1,943,174	BB	1,943,174
Expense from digital asset borrowing	Borrowing fees related to digital intangible asset loans	9,698	—		9,698
Compensation and benefits	Compensation and benefits	27,508	817	DD	28,325
General and administrative		—	8,054	DD	8,054
Technology	Equipment and technology	6,244	(1,932)	DD	4,312
Professional fees	Professional fees	13,665	(1,096)	DD	12,569
	Occupancy	1,223	(1,223)	DD	—
	Insurance	971	(971)	DD	—
Other income/(expense):
Other income/(expense), net	Other expenses	3,649	(3,649)	DD	—
	Loss from operations	7,930	(2,414,548)		(2,406,618)
	Other Gain/(Loss)
	Gains on disposal of digital intangible assets	55,699	(55,699)	CC	—
	Change in fair value of embedded derivatives	(527,073)	527,073	CC	—
	Impairment of digital intangible assets	(1,943,174)	1,943,174	BB	—
	Total other losses	(2,414,548)	2,414,548		—
Pre-tax income		(2,406,618)			(2,406,618)
Income tax expense	Provision for income taxes	879			879
Net income/(loss)		$(2,407,497)			$(2,407,497)

AA
Reclass ‘Interest income’ for BitGo to ‘Income from digital asset lending’ for GDH LP.

BB
Reclass ‘Impairment of digital intangible assets’ for BitGo to ‘Impairment of intangible digital assets’ for GDH LP.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
CC
Reclass from ‘Gains on disposal of digital intangible assets’ and ‘Change in fair value of embedded derivatives’ for BitGo to ‘Net gain/(loss) on digital assets’ for GDH LP.

DD
Reclass BitGo ‘Insurance’, ‘Occupancy’, ‘Equipment and technology’, and ‘Other expenses’ to ‘General and administrative’ expense of GDH LP. Reclass BitGo ‘Professional fees’ to ‘Compensation and benefits’ and ‘General and administrative’ expense of GDHLP.

3.
Preliminary Purchase Price Allocation

The preliminary consideration as shown in the table below is allocated to the tangible and intangible assets acquired and liabilities assumed of BitGo based on their preliminary fair values. As mentioned above, Pubco has not yet completed a detailed valuation analysis necessary to arrive at the required fair value estimates for BitGo assets acquired and liabilities assumed. Accordingly, assets acquired and liabilities assumed are preliminary based on available information and certain assumptions, which Pubco believes are reasonable. Actual results may differ materially from the assumptions within the unaudited pro forma combined financial statements.
The following table summarizes the preliminary consideration paid. The amounts below are preliminary and are subject to change.
(in thousands)	Amount
Common Stock(1)	$616,273
Cash transferred	251,021
Fair value of Galaxy Digital’s investment in BitGo	15,378
Stock compensation consideration	23,278
Total net consideration paid	$905,950

(1)
The fair value was based on the September 30, 2021 closing share price of GDHL of $16.32 on the date of the acquisition. Management determined that the USD converted September 30, 2021 closing share price of GDHL was reasonable to use for the fair value of the Pubco Class A common stock shares as GDHL holds the same economic interest in GDH LP prior to the Reorganization and Reorganization Merger as Pubco’s economic interest in GDH LP immediately after the Reorganization and Reorganization Merger.

The following table sets forth the preliminary allocation of the consideration transferred to the preliminary fair value of the identifiable tangible and intangible assets acquired and liabilities assumed using BitGo’s unaudited condensed consolidated balance sheet as of September 30, 2021 with the excess recorded to Goodwill.
(in thousands)	Amount
Assets:
Cash	$188,594
Digital assets	272,444
Digital assets – restricted	9,051,032
Digital assets on loan	198,348
Accounts receivables	10,130
Loans receivable, fiat	189,200
Prepaid expenses and other assets	5,358
Property and equipment, net	919
Goodwill(1)	616,847
Capitalized software and other intangible assets, net	185,335
Total assets	$10,718,207

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
(in thousands)	Amount
Liabilities:
Accounts payable and accrued liabilities	$70,820
Digital assets borrowed	198,318
Loans payable	171,500
Collateral payable	305,704
Obligations to exchange digital assets	9,039,829
Deferred tax liabilities	26,086
Total Liabilities	9,812,257
Net Assets	$905,950

(1)
Measured as the aggregate of the consideration transferred and the acquisition-date fair value of GDH LP’s previously held investment in BitGo less the net of the acquisition-date amounts of the BitGo identifiable assets acquired and the liabilities assumed.

Total consideration transferred includes cash of $251.0 million for the entire outstanding share capital of BitGo. The cash to be paid remains subject to final post-closing adjustments as outlined in the Merger Agreement.
4.
Unaudited Pro Forma Condensed Combined Statement of Financial Position Adjustments Related to The Reorganization and Reorganization Merger

(a)
Following the Reorganization Transactions, we will be subject to U.S. federal income taxes, in addition to state, local and foreign taxes. As a result, the pro forma statement of financial position reflects an adjustment to our current and non-current tax obligations payable and deferred taxes assuming the highest statutory rates apportioned to each state, local and foreign jurisdiction. The offset to this adjustment is reflected within retained earnings and noncontrolling interest in accordance with the percentages of economic ownership from Note 4(c).

(b)
Reflects the reclassification of GDH LP’s historic Unitholders’ capital equity to (1) Class A common stock and Class B common stock of Pubco and (2) additional paid-in capital as a result of the Reorganization Transactions.

(c)
Upon completion of the Reorganization and Reorganization Merger and as described in “The Reorganization Transactions”, GDH Delaware will become the sole general partner of GDH LP, and as a result, Pubco (via its 100% ownership of the outstanding equity interest in GDH Delaware) is expected to indirectly initially own approximately 30.1% of the economic interest in GDH LP, but will have 100% of the voting power and control the management of GDH LP. Additionally immediately following the Reorganization and Reorganization Merger, the remaining economic interest in GDH LP held by the noncontrolling interest holders is expected to be approximately 69.9%.

5.
Unaudited Pro Forma Condensed Combined Statement of Financial Position Adjustments Related to Exchangeable Notes Issuance

Explanations of the adjustments to the pro forma balance sheet are as follows:
(a)
Reflects the cash proceeds from the Exchangeable Notes issuance, net of issuance costs. The Exchangeable Notes were issued in a principal amount of $500 million with issuance costs of $10.6 million amortized over the life of the Exchangeable Notes.

(b)
Reflects the increase to Long-term debt for the principal repayment due in 2026 for the Exchangeable Notes issued.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
6.
Unaudited Pro Forma Condensed Combined Statement of Financial Position Adjustments Related to the BitGo Acquisition

(a)
Reflects the adjustment to cash as a result of the BitGo Acquisition:

(in thousands)	Amount
Cash consideration	$(251,021)
Holdback adjustments(1)	182,500
Crypto Proceeds(2)	167,048
Pro forma adjustment to cash	$98,527

(1)
Per the Merger Agreement, reflects various cash holdback amounts for general representations, overpayments, potential unforeseen transaction costs, and indemnifications, held in escrow, to be paid to the seller at a future date if not otherwise utilized. As these holdback amounts relate to conditions that exist as of the BitGo acquisition date, they are included within consideration transferred within the Unaudited Pro Forma Condensed Combined Statement of Financial Position.

(2)
Reflects the additional cash expected to be included within the closing balance sheet at the BitGo acquisition date as a result of BitGo liquidating certain digital assets as stipulated under the Merger Agreement. The Merger Agreement states that BitGo’s shareholders shall receive additional shares of Pubco Class A Common Stock in connection with the acquisition in an amount directly related to the amount of cash proceeds generated from liquidating certain of its digital assets (the “liquidated digital assets”) prior to the BitGo acquisition date. The historical cost less impairment of the liquidated digital assets as of September 30, 2021 was approximately $37.5 million. Based on the closing prices of the various liquidated digital assets at September 30, 2021, the estimated gross proceeds from the planned liquidation is $167.0 million.

(b)
Reflects the adjustment to record the preliminary fair value of Digital assets, Digital assets — restricted and Digital assets on loan, historically recognized at the cost less impairment and where applicable.

(c)
Reflects the elimination of GDH LP’s historical investment in BitGo as of September 30, 2021. As GDH LP’s investment was recorded at fair value historically, no gain was separately recognized as a result of the BitGo acquisition.

(d)
Reflects the one-time estimated unpaid transaction-related costs expected to be incurred related to the BitGo Acquisition which have not yet been reflected in the statements of operations for the nine months ended September 30, 2021 or year-ended December 31, 2021 or statement of finical position for the nine months ended September 30, 2021. Of the accrued transaction costs, $7.8 million relate to GDH LP estimated transaction costs, which have been reflected through retained earnings and noncontrolling interest in accordance with the estimated economic interest of Pubco in GDH LP immediately following the Reorganization and Reorganization Merger and BitGo Acquisition. The BitGo estimated accrued transaction costs of $25.2 million were recorded as an assumed liability within the accounting for the BitGo Acquisition.

(e)
Reflects the adjustment to record the preliminary fair value of the identifiable intangible assets:

(in thousands)	Preliminary fair value	Estimated useful lives
Customer Relationships	$9,718	2 years
Licenses	28,534	Indefinite
Non-Compete Agreements	1,460	2 years
Technology	93,066	10 years
Trade Names and Trademarks	52,557	Indefinite
	185,335
Less: BitGo historical intangible assets balance	2,814
Pro forma net adjustment to intangible assets	$182,521

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
The fair value estimates for identifiable intangible assets are preliminary and are based upon assumptions that market participants would use in pricing an asset. The indicated fair value of customer relationships and non-compete agreements were estimated using the Income Approach: With-and-Without Method. The indicated fair values of trade names and trademarks and custody license were estimated using the Income Approach: Relief from Royalty Method. The indicated fair values of technology was estimated using Income approach: Multi-Period Excess Earnings Method. The indicated fair values of other licenses was estimated using Cost Approach.
Some of the more significant inputs and assumptions inherent in the estimation of the identifiable intangible asset valuations include the long-term cash flow projections and profitability, the cash flow period estimated for the particular asset, the discount rate selected in order to estimate the inherent risk in each future cash flow stream, the selected royalty rate (where applicable), and the net book value of certain tangible assets. No assurances can be given that the underlying inputs and assumptions used to prepare the preliminary calculations of intangible asset value will not change as the Company completes its detailed valuation analysis. For these and other reasons, actual results may vary significantly from estimated results.
(f)
Reflects the adjustment to record goodwill associated with the BitGo Acquisition. BitGo had no historical goodwill to eliminate.

(g)
Reflects the deferred tax liability created from stepping up the book basis in acquired assets and liabilities from the BitGo Acquisition, whereas for tax purposes, the stock acquisition is treated as a non-taxable business combination with a tax carryover basis in the acquired assets and liabilities of BitGo. The deferred tax liability was reduced by a BitGo valuation allowance and calculated using an estimated statutory tax rate of 24%.

This adjustment to deferred tax liabilities is preliminary and remains subject to management’s final determination of the fair value of assets acquired and liabilities assumed by jurisdiction. Recognition of additional deferred tax assets and liabilities as well as adjustments to established deferred tax assets and liabilities upon a detailed analysis of the acquired assets and assumed liabilities may occur in conjunction with the finalization of the purchase accounting. These items could be material.
(h)
Reflects the adjustment to eliminate historical equity of BitGo as follows:

(in thousands)	Amount
Removal of historical Accumulated deficit of BitGo	$4,579,961
Removal of historical Unitholders’ capital of BitGo	(92,809)
Removal of historical Additional paid-in-capital of BitGo	(17,758)

(i)
Reflects the adjustment to Accounts payable and accrued liabilities to accrue for the tax liability generated from the $129.5 million gain on sale of liquidated digital assets (see Note 6(a)) taxed at the estimated statutory tax rate for BitGo of 24%.

(j)
Reflects an adjustment to Other noncurrent liabilities for the holdback adjustment amount to closing cash discussed in Note 6(a). This adjustment reflects a long-term payable for the various holdback adjustments.

(k)
Adjustment reflects the Pubco Class A Common Stock issued as consideration to BitGo in conjunction with the BitGo Acquisition. These shares consisted of 33.8 million Class A shares of Pubco per the Merger Agreement, plus an additional 4.0 million Class A shares of Pubco as consideration for the liquidated digital assets proceeds discussed in Note 6(a):

(in thousands except per share amounts)	Amount
Equity share consideration issued in conjunction with the Acquisition	$37,762
Par value of shares issued	0.001
Pro forma adjustment to Class A Common Stock	$38

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
(l)
Reflects the adjustment to Additional paid-in capital (APIC) recorded in conjunction with the BitGo Acquisition. This amount represents the APIC from the Class A shares of common stock in Pubco issued to BitGo (less par value) as consideration for the acquisition (see Note 6(k)). These shares were valued based on the USD converted September 30, 2021 closing share price of GDHL, which holds the same economic interest in GDH LP prior to the Reorganization and Reorganization Merger as Pubco’s economic interest in GDH LP immediately after the Reorganization and Reorganization Merger.

Additionally, this adjustment to APIC includes the vested value of the Pubco options issued to replace former BitGo employee options. This amount is calculated as the product of the 7.1 million “in-the-money” BitGo options outstanding at the close date (assumed to be September 30, 2021 for the purposes of these pro forma financial statements), the exchange ratio per the Merger Agreement of 0.44, the Pubco share price fair value at the closing date (assumed to be the September 30, 2021 USD converted closing share price of GDHL for the purposes of these pro forma financial statements), and the weighted average vested service of the BitGo options immediately prior to the closing date. Aside from the exchange ratio applied to the BitGo options to determine the number of Pubco options they are exchangeable into, the Pubco replacement options had all of the same terms as the BitGo options.
(in thousands except per share amounts)	Amount
Equity share consideration issued in conjunction with the BitGo Acquisition	$37,762
Galaxy Digital Holdings Ltd. share price as of September 30, 2021	16.32
616,273
Less: Par value of shares issued	(38)
Total Additional paid-in capital in conjunction with the acquisition	616,235
Plus: Exchanged options granted	23,278
Pro forma adjustment to Additional paid-in capital	$639,513

7.
Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments Related to The Reorganization and Reorganization Merger

(a)
Following the Reorganization and Reorganization Merger, we will be subject to U.S. federal income taxes, in addition to state, local and foreign taxes. As a result, the pro forma condensed combined statements of operations reflect an adjustment to our provision for corporate income taxes to reflect an estimated statutory tax rate of 29%, which includes a provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state, local and foreign jurisdiction. Note that there was no pro forma income tax provision adjustment related to the Reorganization and Reorganization Merger for the year-ended December 31, 2020 as Pubco’s current taxable income was offset with net operating loss carryforwards generated in historical periods and there is a full valuation allowance against Pubco’s remaining deferred tax assets.

(b)
Upon completion of the Reorganization and Reorganization Merger and as described in “The Reorganization Transactions”, GDH Delaware will become the sole general partner of GDH LP, and as a result, Pubco (via its 100% ownership of the outstanding equity interest in GDH Delaware) is expected to indirectly initially own approximately 30.1% of the economic interest in GDH LP, but will have 100% of the voting power and control the management of GDH LP. Additionally immediately following the Reorganization and Reorganization Merger, the remaining economic interest in GDH LP held by the non-controlling interest holders is expected to be approximately 69.9%.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
8.
Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments Related to Exchangeable Notes Issuance

Explanations of the adjustments to the pro forma balance sheet are as follows:
(a)
Reflects the interest expense for the nine months ended September 30, 2021 calculated as follows:

(in thousands)	Amount
Note Principal	$500,000
Annual Coupon Interest Rate	3.00%
Annual Interest on Debt	15,000
9 Months of Interest on Debt	$11,250
Total Debt Issuance Cost	$10,625
Debt Term (years)	5
Annual Amortized Debt Issuance Cost	2,125
9 Months Amortized Debt Issuance Cost	$1,594
9 Months Interest & Amortized Debt Issuance Cost	$12,844
Reflects the Interest expense for the period ended December 31, 2020, calculated as follows:
(in thousands)	Amount
Note Principal	$500,000
Annual Coupon Interest Rate	3.00%
Annual Interest on Debt	$15,000
Total Debt Issuance Cost	$10,625
Debt Term (years)	5
Annual Amortized Debt Issuance Cost	$2,125
Annual Interest & Amortized Debt Issuance Cost	$17,125

(b)
Reflects the distribution of Interest Expense on the Exchangeable Notes to Common shareholders and Noncontrolling interests for the period ending September 30, 2021 and year-end December 31, 2020. Upon completion of the Reorganization and Reorganization Merger and as described in “The Reorganization Transactions”, GDH Delaware will become the sole general partner of GDH LP, and as a result, Pubco (via its 100% ownership of the outstanding equity interest in GDH Delaware) will indirectly have 100% of the voting power and control the management of GDH LP. Immediately following the BitGo Acquisition, Pubco and the non-controlling interest holders are expected to own approximately 37.3% and 62.7%, respectively, of the economic interest in GDH LP.

(c)
Reflects the tax benefit on the interest expense related to the Exchangeable Notes as we will be subject to U.S. federal income taxes, in addition to state, local and foreign taxes following the Reorganization and Reorganization Merger. This adjustment uses an estimated statutory tax rate of 29%, which includes a provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state, local and foreign jurisdiction.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
9.
Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments Related to The BitGo Acquisition

(a)
Reflects an adjustment to General and administrative for the intangible amortization expense of the following:

		Amortization expense
(in thousands)	Preliminary fair value	Fiscal year ended December 31, 2020	Nine months ended September 30, 2021	Notes
Customer Relationships	$9,718	$4,859	$3,644
Licenses	28,534	—	—
Non-Compete Agreements	1,460	730	547
Technology	93,066	9,307	6,980
Trade Names & Trademarks	52,557	—	—
Total identifiable intangible assets	$185,335	$14,896	$11,171	(i)
Less: Historical BitGo amortization		377	360
Pro forma adjustment to intangible amortization		$14,519	10,811

(i)
Reflects amortization expense resulting from the identifiable intangible assets. Amortization expense has been calculated on a preliminary basis. All intangibles subject to amortization are amortized using the straight-line method over their estimated useful lives. The effect of a 10% increase or decrease in the preliminary estimated fair value of definite-lived intangible assets would result in an increase or decrease of amortization expense of $1.5 million and $1.1 million for the year ended December 31, 2020 and the nine months ended September 30, 2021, respectively.

(b)
Reflects the one-time estimated transaction-related costs expected to be incurred related to the BitGo Acquisition which have not been reflected in the historical statements of operations for the year ended December 31, 2020 or nine months ended September 30, 2021.

(c)
Reflects the income tax effect of the BitGo Acquisition pro forma adjustments using an estimated combined state and federal statutory tax rate of 24%. Because the adjustments contained in the unaudited pro forma combined financial information are based on estimates, the effective tax rate herein will likely vary from the effective rate in periods subsequent to the BitGo Acquisition. Note that there was no pro forma income tax provision adjustment related to the BitGo Acquisition for the nine months ended September 30, 2021 as BitGo’s current taxable income was offset with net operating loss carryforwards generated in historical periods and there is a full valuation allowance against BitGo’s remaining deferred tax assets.

(d)
Upon completion of the Reorganization and Reorganization Merger and as described in “The Reorganization Transactions”, GDH Delaware will become the sole general partner of GDH LP, and as a result, Pubco (via its 100% ownership of the outstanding equity interest in GDH Delaware) will indirectly have 100% of the voting power and control the management of GDH LP. Immediately following the BitGo Acquisition, Pubco and the non-controlling interest holders are expected to own approximately 37.3% and 62.7%, respectively, of the economic interest in GDH LP and ultimately BitGo. This adjustment reflects the distribution of Net loss for the year-ended December 31, 2020 and nine months ended September 30, 2021 between Pubco’s common shareholders and the noncontrolling interest holders.

(e)
GDH LP’s historical investment in BitGo was recorded as fair value within its historical audited financial statements. This adjustment reflects the elimination of the fair value adjustment on this investment for the nine months ended September 30, 2021. There was no fair value adjustment recorded for the year-ended December 31, 2020.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
10.
Loss Per Share

The pro forma net loss per share is calculated using the treasury stock method, using only the shares of Class A common stock, with consideration given to the potentially dilutive effect of (1) economic ownership units in GDH LP (“LP Units”) that are exchangeable, along with a Pubco Class B share of common stock, into shares of Pubco’s Class A common stock, (2) Galaxy Digital compensatory awards, (3) warrants, and (4) the Exchangeable Notes for shares of Pubco’s Class A common stock. All potentially dilutive awards were excluded from the computation of pro forma diluted net loss per share for all periods presented because including them would have had an antidilutive effect. Pubco’s shares of Class B common stock do not share in earnings of Pubco and have no rights to dividends or distributions, whether in cash or stock, and therefore are not participating securities requiring separate earnings per share presentation.
	Year ended December 31, 2020	Nine months ended September 30, 2021
	(in thousands except per share amounts)
Net loss per share – Basic and Diluted:
Numerator
Net loss	$(1,721,655)	$(1,376,177)
Less: Net loss attributable to noncontrolling interests	(1,006,511)	(758,071)
Net loss attributable to Common shareholders per Class A common share – Basic and Diluted	$(715,144)	$(618,106)
Denominator
Historic weighted average number of common shares outstanding – Basic and Diluted	106,273,943	130,836,889
Net loss per share – Basic and Diluted	$(6.73)	$(4.72)
The shares of Pubco’s Class A common stock that were excluded from the dilutive loss per share calculation because including them would have had an antidilutive effect, were as follows:
	Year ended December 31, 2020	Nine months ended September 30, 2021
Exchangeable LP Units	220,318,705	223,239,794
Compensatory awards	18,692,986	22,974,957
Warrants	1,191,875	2,321,397
Exchangeable Notes	14,873,551	14,873,551
	255,077,117	263,409,699

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
INFORMATION ABOUT GALAXY DIGITAL
Our Company
Galaxy Digital is a technology-driven financial services and investment management firm that provides institutions and direct clients with a full suite of financial solutions spanning the digital assets ecosystem.
Our mission is engineering a new economic paradigm. Today, we are primarily focused on digital assets, cryptocurrencies and blockchain technology, and how these technological innovations will drastically alter the way we store and transfer value.
We are capitalizing on market opportunities made possible by the rapid evolution of the digital assets ecosystem. We strive to maintain a diverse, multi-disciplinary team that balances extensive experience throughout the legacy financial services industry with a deep appreciation for the most important aspects of the rapidly emerging cryptocurrency and blockchain industry, namely technological innovation, purpose, and community.
Our business generates revenue primarily from the sale of digital assets, as well as from net gains on digital assets, investments and derivatives trading. To date, the majority of Galaxy’s revenue and profit has been derived from Trading and Principal Investments, which are our most mature business lines. In addition to engaging in proprietary quantitative, arbitrage and macro trading strategies, our Trading business provides spot, derivative and financing liquidity to institutional clients, counterparties and venues that transact in cryptocurrencies and other digital assets. None of our over 690 trading counterparties represent a significant concentration risk to the firm. Our counterparty-facing trading activities are a profitable and growing part of the Galaxy business. Our Principal Investment business generates revenue through gains attributable to positions held in our venture portfolio.
Advisory, management and performance based fees are generated by our Asset Management and Investment Banking segments. Mining is our newest business, having launched in 2020, and generates revenue from mining bitcoin as well as from fees related to delivering financial services to miners, including liquidity, hedging, asset leasing and financing, and advisory services. Over time, we expect these other operating businesses to become important drivers of our financial results.
The activities of our five business lines are described in detail under the heading “Information About Galaxy Digital—Our Products and Services” in this prospectus.
Once the BitGo Acquisition is completed, we expect to add fee revenues from both custody and wallet services to our operating results. These product lines will complement our existing offerings to our customers, and will expose over 400 net new institutional customers, who are currently customers of BitGo, to Galaxy.
See each of Galaxy’s and BitGo’s consolidated financial statements and the notes thereto included elsewhere in this prospectus for additional details on each company’s financial results.
Our business lines are subject to various regulations and governmental oversight, which is discussed in detail in “Government Regulation” in this prospectus.
Galaxy is at the center of a rapidly developing digital assets industry, and participates through its five reportable segments described above. For a discussion of our competitive positioning and the evolution of the digital assets industry, see “Competition.”
Our Products and Services
We operate in the following businesses that complement each other: trading, asset management, investment banking, mining and principal investments.
Trading
Our trading business, Galaxy Digital Trading (“GDT”), which we currently operate primarily through Galaxy Digital LLC, its subsidiaries, and certain other affiliates, provides spot, derivative and financing

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
liquidity to institutional clients, counterparties and venues that transact in cryptocurrencies and other digital assets. GDT acts as an institutional-grade liquidity provider with market expertise and global access to over 100 different cryptocurrencies, with over 690 unique counterparties. GDT aims to provide the most complete and expansive suite of products that leverage our expertise and knowledge. GDT engages in a number of activities, on behalf of our customers and for its own account, around the buying, selling, lending and borrowing of cryptocurrencies and other digital assets. GDT provides access to over 100 globally traded cryptocurrencies to over 690 unique clients and counterparties across a full suite of service offerings, including: over-the-counter (“OTC”) spot liquidity provision, and on-exchange liquidity provision, OTC derivatives options trading, and bespoke lending and structured product offerings and lending. GDT also engages in proprietary quantitative, arbitrage and macro trading strategies. GDT is a diversified revenue stream that can have varied and/or little correlation with cryptocurrency and digital asset market prices. The correlation of GDT’s results to the values of cryptocurrencies and digital assets can vary significantly, due to its implementation of derivatives and hedging strategies, market-neutral trading activities, and other quantitative strategies. Moreover, GDT’s counterparty-facing trading activities, while impacted at times by the underlying values of cryptocurrencies and digital assets, can also result in profitmaking during periods of elevated volatility that would drive prices higher or lower, or conversely, could result in losses. GDT’s suite of product offerings expanded in November 2020 due to Galaxy’s November 2020 acquisition of two leading cryptocurrency trading firms: DrawBridge Lending (“DrawBridge Lending”), an innovator in digital asset lending, borrowing, and structured products, and Blue Fire Capital (“Blue Fire Capital”), a proprietary trading firm specializing in providing two-sided liquidity for digital assets. These acquisitions also added veteran trading and lending market talent to GDT’s leadership team.
In our role as a liquidity provider, we provide pricing information for over 100 different cryptocurrencies globally across all major cryptocurrency and digital asset markets. Our willingness to make markets, commit capital and take risk across numerous cryptocurrencies and digital assets is crucial to our relationships. We provide liquidity on a principal basis and play a critical role in price discovery, thereby improving the efficiency of cryptocurrency markets for all our clients, counterparties and industry participants. Our clients and counterparties are professional market participants, primarily institutional investment entities.
GDT’s trading strategies include principal trading and liquidity provision across the full spectrum of exchange and OTC products. GDT provides liquidity for trading in coins/tokens, options/volatility, and structured products including Bitcoin and other digital asset futures and derivatives. In this capacity, GDT provides liquidity on a principal basis on a variety of centralized exchanges and OTC markets. GDT maintains a list of centralized exchanges that are approved as trading counterparties and platforms, and with whom our team spends extensive time working to electronically integrate for access and information flow. The approval of such exchanges is based on due diligence of such exchanges that considers whether the exchange conducts anti-money laundering and know-your-client due diligence, its regulatory jurisdiction and its cybersecurity measures. Additionally, GDT engages a service that continuously monitors the public website of the exchanges for observable data on compromised systems, security diligence, user behavior, and data breaches, and computes a security rating on each exchange. GDT’s in-house engineering team has built and continues to enhance a sophisticated and proprietary trading platform that hosts and facilitates these activities, which we believe differentiates us from the rest of the market, including traditional financial institutions that operate in significantly larger scale with expensive, legacy technology stacks. GDT’s proprietary trading platform is custom-built to allow institutional clients to access liquidity in the cryptocurrency markets, sourced from GDT’s numerous onboarded exchange and non-exchange trading venues. All onboarded trading counterparties that access our electronic platform, in addition to first going through our comprehensive screening, anti-money laundering, and onboarding process, sign an additional electronic trading agreement. GDT’s trading platform offers trading clients the ability to view spot prices, trade in firm-approved tokens, and view trade and settlement history. Our trading platform is currently available only for clients of our trading business, and is used by GDT clients who want the option to trade electronically. Approximately 13% of our 690 GDT clients are onboarded to our trading platform. GDT’s trading platform includes proprietary pricing data, market research, portfolio management tools, reporting, and settlement services, and connects with clients’ cryptocurrency and digital asset wallets, custodial relationships, and fiat banking accounts. GDT does not currently hold or custody assets for the benefit of or on behalf of any third party.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
GDT maintains strong relationships with a large number of spot and futures exchanges, digital asset exchanges and custodians, and fiat banking partners, which enables it to move capital and assets around efficiently in order to provide competitively priced liquidity and achieve cross-market opportunities. GDT has consistently added to its over 690 onboarded counterparties list; these new counterparties are becoming increasingly institutional in terms of size and sophistication, including a diverse and strategic group of proprietary trading companies, cryptocurrency and digital asset exchange operators, the largest crypto and venture capital investment funds, digital asset mining companies, coin protocols and foundations, family offices, and high and ultra-high net worth individuals.
GDT is firmly committed to compliance with all laws and regulations currently in existence. GDT also strives to be a thought leader in providing information and assistance to global regulators, and to establish industry-wide best practices as the industry matures. GDT has adopted policies, procedures and controls that are designed to prevent and detect money laundering and any activity that facilitates money laundering, the funding of terrorist activities, or violations of regulations promulgated by applicable government agencies.
As it pertains to GDT’s trading counterparties, we require that any counterparty undergo screening under GDT’s anti-money laundering program, which includes:
•
conducting due diligence to verify each potential counterparty identity to the extent reasonable and practicable;

•
obtaining representations and warranties from such counterparty relating to the source of funds being transacted, compliance with all applicable legal requirements, and any other representations and warranties as GDT’s anti-money laundering Compliance Officer may deem appropriate;

•
conducting due diligence efforts to screen the names and addresses of counterparties and, where relevant, the beneficial owners of such counterparties against the List of Specially Designated Nationals and Blocked Persons maintained by the Office of Foreign Assets Control (“OFAC”) by the U.S. Department of the Treasury and refusing to transact with such counterparty or accept investments from any such listed persons;

•
screening payments and transactions for those prohibited by U.S. law because they involve a person or entity that (i) is a citizen or resident of, (ii) has a place of business in, or is organized under the laws of, or (iii) is the government of, a country or territory subject to a U.S. trade embargo administered by OFAC;

•
obtaining representations to confirm that a counterparty or an investor in a fund is not a “foreign shell bank,” which is generally defined as a foreign bank without a physical presence in any country; and

•
carrying out such other procedures as may be necessary to assure GDT’s compliance with all applicable laws and regulations.

We also have internal procedures to address buying and selling of digital assets that raise, or might potentially raise, significant governmental, policy or regulatory concerns or are subject or likely subject to a specialized regulatory regime, such as the U.S. federal securities or commodities laws or similar laws in other significant jurisdictions, in order to ensure such trading complies with applicable laws. See “—Government Regulation” below for more information.
We borrow and originate unsecured, secured and cryptocurrency-denominated loans. GDT borrows digital assets and dollars from Eligible Contract Participants (“ECPs”) (as defined by the Commodity Exchange Act) for general liquidity purposes, including but not limited to inventory for its trading businesses, counterparty trade settlement, collateral management and lending. Such borrowings typically occur on an unsecured and short-term basis (i.e., less than one year) and the majority are callable/overnight. Typical borrowing restrictions include standard limitations for use of proceeds and prohibitions on use of the assets for specific activities.
GDT lends digital assets and dollars to ECPs who use the digital assets for growth capital, market making, general liquidity or inventory for trade ideas. GDT typically lends digital assets and dollars to ECPs on an oversecured basis against other digital assets and dollars with collateral. The loans are generally short term (i.e., less than one year), and the majority are callable/overnight and have Loan-to-Values

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
(“LTVs”) that range from 33% to 80%. Typical loan restrictions include standard limitations for use of proceeds and prohibitions on use of the assets for specific activities. GDT does the majority of its lending with only a select few counterparties who are approved by GDT for unsecured lending given their credit profile, track record and risk management expertise. GDT limits these relationships to specific notional credit figures and also manages the aggregate amount lent unsecured against the broader portfolio. GDT does not limit the size of its secured loans, but it does limit the types of collateral it will accept, which typically includes a limited list of the most liquid and largest market capital digital assets such as BTC, ETH and USDC as well as U.S. dollars and fiat. GDT has aggregate asset-specific liquidity limits based on the average daily volume (“ADV”) of the assets accepted as collateral, which are not exceed a certain percentage of daily volume. Though GDT may consider accepting assets that are not part of the standard aforementioned digital asset list or U.S. dollars and fiat, such assets are considered at lower LTVs and are accepted infrequently.
In addition to the lending and borrowing restrictions mentioned above, GDT typically limits borrowed and lent asset amounts to less than 10-20% of the ADV depending on the LTV of the loans. ADV figures are calculated using real volume data and typically focus on U.S.-based exchange liquidity (e.g., Coinbase and Gemini). GDT typically underwrites notional amounts lent and collateral to less than 10-20% of the 1-day ADV. In some rare instances, GDT may exceed the 10-20% of the ADV figure in conjunction with lower LTVs on the loans as such loans have more collateral. GDT typically calculates historical drawdowns over a certain number of days and estimates liquidity impacts based on the notional amounts if it needs to mitigate risk over a few days as opposed to one day in an adverse event. Additionally, GDT may limit the assets borrowed or loaned based on certain market events or catalysts, which may include pending airdrops, hard forks (either contentious or non-contentious) and particular dynamics around funding markets (such as perpetual swap funding) as these events can have risk or economic implications. Furthermore, in the general course of our business, we participate in networks with proof-of-stake consensus algorithms, and we may earn rewards in the form of the native token of the network. We continue to legally own the staked digital assets and can control their use, and record any staking revenue we generate as a component of Income from digital asset lending.
As digital asset markets and the ecosystem grew in 2020, so did our businesses. During that growth, we required additional capital for trading businesses, counterparty trade settlement, collateral management and lending. GDT’s lending business grew as well with increased demand for institutional borrowing. As such, GDT increased the amount of digital assets borrowed and lent during 2020 to facilitate the growth of our businesses. As of September 30, 2021, GDT had $283 million of digital assets on loan and $638 million of digital assets borrowed for firmwide activities. Approximately $86 million of the $283 million of digital assets on loan were lent unsecured. On September 30, 2021, GDT’s unsecured lending was approximately 22% of its live loan balances when including active dollar loans (and excluding undrawn capacity in facilities) of approximately $110 million.
Digital assets borrowed and lent are restricted to digital assets approved for transacting by GDT internal policies and procedures. GDT calculates the amount of digital assets lent based on the prevailing market rate on the date of issuance from an aggregate pricing source unless otherwise specified with the counterparty pursuant to a mutually agreed upon Master Lending Agreement. Digital assets lent may be owned out right by GDT, borrowed or represent counterparty collateral. Collateral received from our borrowers is typically a small portion of the aggregate collateral held of that asset or assets where Galaxy has extensive liquidity. All digital assets borrowed and lent are liquid and trade on multiple venues. We are an institutional borrower and lender. We do not engage in microloans. We limit assets borrowed and lent based on average daily volume depending on the loan-to-value of the loans and may limit assets borrowed or lent based on market events or catalysts.

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Pursuant to 17 C.F.R. Section 200.83
In particular, the below chart sets forth the digital assets that GDT provides clients and counterparties access to as of October 31, 2021. The chart denotes (i) which digital assets GDT provides access to trade either (a) with “No Restrictions,” which GDT may transact in the United States or with U.S. clients and counterparties or (b) “Non-U.S. Only,” which GDT may transact only outside the United States with non-U.S. clients and counterparties and (ii) which digital assets GDT lends.
Token	Trading		Lending
	No Restrictions	Non-U.S. Only
1INCH		X
AAVE	X		X
ADA	X		X
AION	X		X
AKRO		X
ALGO	X		X
ALPHA	X		X
AMP	X		X
ANT	X		X
AR		X
ATOM	X		X
AVAX		X
AXS	X		X
BADGER	X		X
BAND		X
BAT	X		X
BCH	X		X
BEAM	X		X
BNB	X		X
BNT	X		X
BRZ	X		X
BSV	X		X
BTC	X		X
CNHT	X		X
COMP	X		X
CREAM		X
DAI	X		X
DASH	X		X
DCR	X		X
DOGE	X		X
DOT	X		X
ENJ	X		X
EOS	X		X
ERD		X
ETC	X		X
ETH	X		X
FIL	X		X

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Token	Trading		Lending
	No Restrictions	Non-U.S. Only
FLOW		X
FOAM	X		X
FTT		X
GRIN	X		X
GRT	X		X
GUSD	X		X
HBAR	X		X
HNS	X		X
HNT	X		X
HT	X		X
ICP	X		X
KAVA		X
KCS		X
KNC	X		X
KSM	X		X
LEO		X
LINK	X		X
LND		X
LPT	X		X
LRC	X		X
LTC	X		X
LUNA		X
MATIC		X
MANA	X		X
MFT		X
MKR	X		X
MONA	X		X
NEAR		X
NEO	X		X
OMG	X		X
ONT	X		X
OXT	X		X
OXY		X
PAX	X		X
PAXG	X		X
REN	X		X
REP	X		X
RHOC	X		X
RUNE		X
RVN	X		X
SAI	X		X

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Token	Trading		Lending
	No Restrictions	Non-U.S. Only
SHIB	X		X
SNX	X		X
SOL	X		X
SUSHI	X		X
SXP		X
TRX		X
TUSD	X		X
UNI	X		X
USDC	X		X
USDT	X		X
VBK	X		X
VET	X		X
WAVES	X		X
XEM	X		X
XLM	X		X
XMR	X		X
XTZ	X		X
YFI	X		X
ZEC	X		X
ZIL		X
ZRX	X		X
Asset Management
Our asset management business, Galaxy Digital Asset Management (“GDAM”), which we currently operate primarily through Galaxy Digital Capital Management LP, manages capital on behalf of third parties in exchange for management fees and performance-based compensation. GDAM creates products that provide clients with seamless access to digital assets investments through both passive and active fund strategies; solving custodial, technical and regulatory obstacles. GDAM’s differentiating factors are its long-tenured professionals with institutional experience managing third party capital across a variety of traditional asset classes, an acute focus on risk management and compliance, strong relationships with key counterparties and a deep connectivity throughout the blockchain and cryptocurrency ecosystem. We have a track record of bringing differentiated products to market in a timely manner to address the evolving needs within the ecosystem. GDAM leverages partnerships with prominent asset management industry players including CI, CAIS, Bloomberg, Morgan Stanley, and Invesco to accelerate product development, speed-to-market, distribution, and reach a global scale.
GDAM operates in two business lines, Galaxy Fund Management and Galaxy Interactive. At this time, management fees generally earned by GDAM in both Galaxy Fund Management and Galaxy Interactive range from 0.4% to 2.0% of assets under management, and performance-based compensation or “carry” has been structured to be up to 20%.
Galaxy Fund Management (“GFM”) is the diversified, cryptocurrency fund management business of GDAM. GFM offers multi-manager funds, diversified passive and single-asset passive funds, ETFs, and indexing solutions. GFM has taken an education-first approach to the institutional wealth and allocator client verticals and has recently capitalized on the improved awareness of digital assets through increased inflows into its current line-up of eighteen GFM funds. GFM’s goals include but are not limited to: educating the institutional markets about digital assets, building an institutional brand in key client verticals, increasing

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AUM across its fund line-up, building its data and indexing business, and expanding its product line-up to create a diversified digital asset management platform. Please refer to the figure below for a timeline of key accomplishments.
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In April 2018, GFM launched the Galaxy Crypto Index Fund LP and the Galaxy Crypto Index Fund Ltd. These Funds are tracked against the Bloomberg Galaxy Crypto Index (Ticker: BGCI)

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In November 2019, GFM launched the Galaxy Institutional Bitcoin Fund LP and the Galaxy Bitcoin Fund LP (collectively, the “Galaxy Bitcoin Funds”)

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In June 2020, GFM announced a strategic partnership with CAIS, the industry-leading alternative investment platform

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In December 2020, GFM launched the CI Galaxy Bitcoin Fund (Ticker: BTCG), a TSX-listed closed end mutual fund, in partnership with CI Financial

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Additionally, in December 2020, GFM launched the Bloomberg Galaxy Bitcoin Index (Ticker: BTC)

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In February 2021, GFM launched the Galaxy Ethereum Fund LP, Galaxy Institutional Ethereum Fund LP, and Galaxy Institutional Ethereum Fund Ltd (collectively, the “Galaxy Ethereum Funds”). These funds track the newly launched Bloomberg Galaxy Ethereum Index (Ticker: ETH)

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In March 2021, GFM launched the CI Galaxy Bitcoin ETF (Ticker: BTCX) and the CI Galaxy Ethereum ETF (Ticker: ETHX)

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Additionally, in March 2021, GFM announced the launch of the Galaxy Bitcoin Funds on Morgan Stanley’s wealth management platform

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In May 2021, Galaxy Digital acquired Vision Hill, a premier investment consultant and asset manager in the digital asset sector, to create Galaxy Vision Hill (GVH). To date, GVH has two funds, the Venture Fund of Funds I, and the Multi-Strategy Fund of Funds

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In June 2021, GFM announced the build of two index families with Alerian, the Alerian Galaxy Global Blockchain Indexes and the Alerian Galaxy Cryptocurrency-Focused Blockchain Indexes. Additionally, GFM announced the launch of the two equity-based ETFs with Invesco that will track the performance of the two Alerian index families

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In August 2021, GFM launched four daily liquidity products—Galaxy Bitcoin Liquidity Fund LP, Galaxy Bitcoin Liquidity Fund Ltd, Galaxy Ethereum Liquidity Fund LP, and Galaxy Ethereum Liquidity Fund Ltd

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Additionally, in August 2021, GFM launched the Galaxy DeFi Index Fund LP. The Galaxy DeFi Index Fund Ltd launched thereafter, in September 2021. Both funds track the newly launched Bloomberg Galaxy DeFi Index (Ticker: DEFI), the fourth in the Bloomberg Galaxy family of indices

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In September 2021, we announced a strategic partnership with Invesco to develop a comprehensive suite of U.S.-listed, physically backed, digital asset ETFs

Galaxy Interactive makes venture capital investments in the interactive sector, targeting the intersection of content, technology and finance. The investment team categorizes the Interactive landscape in three buckets—Content, Social, and Technology/Infrastructure—with a particular emphasis on the application of Web3 to these three areas. Galaxy Interactive currently manages two private venture capital funds, with $650 million in total assets under management. The first fund, Galaxy EOS VC Fund LP (the “EOS Fund”), launched in June 2018 with $325 million of committed capital. After deploying substantially all of the capital in the first fund, Galaxy Interactive launched a commingled successor fund, Galaxy Interactive Fund I, LP (the “Galaxy Interactive Fund”), in April 2021.
As of November 30, 2021, GDAM had assets under management (“AUM”) of $3.4 billion consisting of approximately $2.8 billion in the Galaxy Fund Management products and the $650 million of committed capital in Galaxy Interactive strategies.
Investment Banking
Our investment banking business, Galaxy Digital Investment Banking (“GDIB”), which we operate through Galaxy Digital Partners LLC, is a leader in financial and strategic advisory services for the digital asset, cryptocurrency and blockchain technology sector. GDIB serves public and private clients globally with a full spectrum of financial advisory services, including general corporate, strategic, M&A, divestitures, and restructuring advisory services, as well as equity, debt and project finance capital markets services. GDIB’s value proposition is to provide traditional investment banking services such as capital raising and advisory for M&A and debt financing, as well as adding specialist knowledge about the inner workings of the cryptocurrency and blockchain technology sector. GDIB maintains and continues to build on its systematic coverage of the highest quality businesses operating across the blockchain ecosystem, with the ultimate goal of forming long-lasting and trusted relationships. On July 24, 2019, GDIB was approved by FINRA to act as an underwriter to registered public offerings of equity, debt or other corporate securities in the United States, and is a member of SIPC.
GDIB is a diversified revenue stream that can be uncorrelated with cryptocurrency and digital asset market prices. In November 2019, GDIB completed its first two initial public offering (“IPO”) mandates, acting as a Co-Manager for the Silvergate Capital Corporation NYSE-listing and as a Joint-Bookrunner for the Canaan Inc. NASDAQ debut. During 2020, GDIB added key hires including Michael Ashe as Head of Investment Banking, and has made significant progress with several active mandates for clients across financing, mergers and acquisitions, and other strategic matters. Significantly, in June 2020, GDIB served as a sell-side advisor to Blockfolio on its sale to FTX Trading Limited for $150 million, and was instrumental in Galaxy Digital’s acquisitions of BitGo Inc. and Vision Hill, Inc during the Second Quarter 2021, and as of September 30, 2021 is currently engaged on eight active mandates in various stages of execution.
Mining
Our mining business, Galaxy Digital Mining (“GDM”), which we operate through Galaxy Digital Mining LLC, launched in September 2020 and has a strategic focus to provide novel and sophisticated financial tools to North American miners.
GDM in partnership with third-party data center providers, hosts our proprietary bitcoin mining equipment with the intended goal of helping to secure the Bitcoin network while generating low-cost basis Bitcoin through block rewards and network transaction fees. Since its recent inception, GDM has procured Bitcoin mining machines to be utilized for proprietary operations, miner finance, and resale to North American miners for the following primary business activities:
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Proprietary Operations: GDM mines on a proprietary basis at a colocation facility in North America. GDM’s business is expected to reach just under 2,000 petahash through monthly deliveries of mining capacity through the end of 2022, which is more than 1% of the current total Bitcoin network hash rate.

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Miner Finance: Offer state of the art credit underwriting for selected miners to finance machines.

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Resale: Re-sell purchased machines to other North American miners that require machines, but not financing.

Additionally, GDM, utilizing its deep experience in the sector, seeks to “sell the firm” by partnering with other Galaxy businesses to deliver financial services to miners, including liquidity, hedging, asset leasing and financing, and advisory services.
GDM is also dedicated to managing the carbon footprint by increasing the use of clean energy. As of June 30, 2021, GDM is utilizing electricity with an over 69% sustainable power mix and has a three-year target to achieve an over 80% sustainable power mix.
GDM is currently exclusively engaged in bitcoin mining and as of today has no intentions to mine other cryptocurrencies. As of September 30, 2021, all of GDM’s mined bitcoin are held by BitGo, our third-party custodian, and stored and maintained in cold storage wallets. GDM receives regular reports regarding the operations of its accounts.
Principal Investments
Our principal investments business, Galaxy Digital Principal Investments (“GDPI”), which we currently operate primarily through Galaxy Digital Ventures LLC, and certain other affiliates, manages a diverse portfolio of largely private investments across the digital assets industry. Our venture portfolio invests in traditionally structured companies as well as in those building digital asset networks powered and capitalized by tokens.
GDPI’s investment objective is to identify, invest in, and support category-defining companies and networks we anticipate will grow the cryptoeconomy, and shape the adoption of the ecosystem. We believe that a core piece of Galaxy’s edge in the ecosystem is the information and connectivity generated by our Principal Investment activity.
Our areas of investment focus routinely evolve alongside developments in the digital assets space. A key differentiator for GDPI is our ability to leverage Galaxy’s broader operating business to identify opportunities and current pain points in the digital assets space. We believe the most successful companies and networks of the future will be those that offer solutions to today’s challenges. We take a similar approach in our relationships with our portfolio companies by engaging with them on a regular basis to maintain an in-depth knowledge of the digital assets ecosystem, to continue to identify and target valuable solutions. Additionally, we make strategic investments into the equity of companies operating in similar or adjacent businesses to Galaxy with an eye towards future commercial relationships and/or strategic alignment of interests. Finally, we allocate our balance sheet to warehouse investments and provide seed capital for future asset management strategies, which we believe puts us at an advantage relative to many of our competitors.
GDPI’s primary investment focus is on early-stage companies and networks, most of which are in the Seed and Series A stages. Of these early-stage companies and networks, GDPI actively seeks what it calls “V2 Crypto” opportunities, which are crypto-native organizations built to utilize and embed the properties unique to blockchain within their products and services. While the first version of any internet business simply took an offline business and put it online; the V2 of an internet business leveraged the unique properties of the internet to create an experience that could not have been created without them. Examples of this include the first news websites, or the v1 of internet news, versus the News Feed, the V2 of internet news, a living feed of news curated by those you have selected to follow. For reference, GDPI considers “V1 on-ramps” to be companies focused on bridging crypto and fiat ecosystems via single- or limited-use offerings like enabling the use of fiat bank accounts or credit cards on crypto exchanges. V2 solutions build on the progress of V1 offerings, providing improved flexibility and integration to give users more seamless on-ramps into digital wallets and a more easily accessible set of applications for their assets once on-chain. An example of a “V2 on-ramp” crypto company in GDPI’s portfolio is Ramp, a company it recently invested in. Ramp enables developers to integrate a fiat-to-crypto on-ramp directly into their apps with a few lines of code. This allows their users to be onboarded directly into an on-chain wallet by transferring user funds from a bank account or credit card directly into a crypto wallet. Importantly, users can also move fiat and digital assets into their wallets without leaving an integrated app.

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Another example of a V2 opportunity is Galaxy’s minority investment in Candy Digital, LLC (“Candy Digital”). Candy Digital sells officially licensed digital collectibles in the form of NFTs on its proprietary NFT platform. Similar to physical trading cards, Candy Digital NFTs depict licensed images and marks; Candy Digital sells NFTs that contain images of Major League Baseball (“MLB”) players, MLB stadiums, player jerseys, World Series memorabilia and college athletes. Certain Candy Digital NFTs also take advantage of NFTs’ digital properties and feature video animations, such as a video depiction of the “Play of the Day” selected by the MLB. Most of Candy Digital’s NFTs are priced for a fixed amount of $100 or less, although some Candy Digital NFTs have been sold via auction; the proceeds of some auctions have often been distributed to charities. Some Candy Digital NFTs are accompanied by physical assets or experiential rights, such as player signatures, or the right to participate in real-world events, such as in-stadium attendance. Collectors are informed prior to purchase of the physical components that may accompany a Candy Digital NFT. Candy Digital expects to launch a secondary marketplace for trading NFTs in the first quarter of 2022. Candy Digital earns a fixed fee on resales of its NFTs on certain third-party secondary marketplaces and will earn a fee on resales on its own secondary marketplace. Candy Digital does not provide or guarantee liquidity on any secondary marketplace. Like other digital assets, the determination of whether a particular NFT is regulated under the federal securities laws is complex, and a conclusion that any of Candy Digital’s NFTs is a security could adversely affect its business. See “Risk Factors—Risks Related to Our Operations—A determination that a digital asset is a ‘security’ for purposes of the federal securities laws could adversely affect the value of that digital asset and potentially digital assets generally, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of the Class A common stock;” “—A determination that a digital asset is a ‘security’ for purposes of the federal securities laws could have adverse regulatory consequences for us, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of the Class A common stock”; and “—Our process for analyzing whether or not a particular digital asset is a security for purposes of the federal securities laws may not yield results that are consistent with subsequent determinations by the SEC or federal courts, or with similar determinations made by our competitors.” See also “Certain Relationships and Related Party Transactions—Other transactions with related parties—Investment in Candy Digital.”
GDPI’s investment areas of focus routinely evolve alongside developments in the digital assets industry. The team currently is most interested in opportunities within the following areas, and anticipates they will remain primary targets in the short- to medium-term:
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Decentralized Finance.   GDPI is involved in the DeFi (decentralized finance) space, and considers DeFi to be any case where permissionless financial services are offered via smart contracts. GDPI targets novel ideas and projects that will accelerate the next wave of adoption in DeFi, which it anticipates will occur within professionalized financial institutions as well as fintechs that will take an integrative approach.

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Infrastructure.   GDPI is focused on opportunities to further develop infrastructure across the sector, and classifies this opportunity into two categories. The first category is on-chain infrastructure, including companies and networks working on improving or enhancing the capabilities of existing blockchains, blockchain applications and cross-chain connectivity. The second category is off-chain infrastructure, which includes market-related infrastructure, data tools, custody, etc. Developer tooling fits within both categories and is also an area of focus for GDPI.

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Internet-Native Organizations.   Internet-native organizations encompass everything within the space of DAOs, the creator economy, and play-to-earn. These are organizations that exist on the internet, and that can operate successfully without an offline presence or in-person meetings among organization members.

By utilizing a robust, institutional-quality investment process that relies on organization, prioritization and deep-dive due diligence, Galaxy Digital continues to make selective principal investments across the ecosystem using freshly allocated capital as well as capital sourced from realization of existing and previous investments.

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The Cryptoeconomy
Use Cases for Digital Assets, Cryptocurrencies and Blockchain Technology Already Span Multiple Sectors within the Global Economy
Bitcoin and other cryptocurrencies were the first widely used applications of blockchain technology. Though we believe that the use of digital assets, including Bitcoin, for payments and stores of value (often referred to as “digital gold”) alone represents a large opportunity for the adoption of blockchain technologies, the use cases of blockchain technology have widened far beyond the currency infrastructure.
Blockchain technology allows a network of computers to agree at regular intervals on a set of facts, namely, the state of a distributed ledger. Such ledgers can contain different types of shared data, such as transaction records, data records (for example, medical records), attributes of transactions, credentials, and other pieces of information. The ledger is often secured through a mix of concepts from cryptography and game theory and, if properly implemented, does not require centralized trusted entities to maintain it. This decentralization ensures that innovations on blockchain networks are not constrained by geographic and geopolitical constraints.
Features and Applications of Digital Assets, Cryptocurrency, and Blockchain Technology
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Decentralized, Distributed Networks: On a blockchain, changes to the database (i.e., transactions) are recorded chronologically, forming an immutable chain. Transactions can be more or less private or anonymous depending on how the technology is implemented. The ledger is distributed across many participants in the network—it doesn’t exist in one place. Instead, copies exist with and are simultaneously updated by every fully participating node in the ecosystem, making it difficult or impossible to alter the transaction history.

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Secure and Efficient Means of Recording and Propagating Wide-Ranging Sets of Data: A block could contain transactions and data of many types—currency, intellectual property, identity, or property titles, just to name a few. The types of databases that could be implemented on the blockchain are broad and include, among others, databases similar to a bank ledger that record statements of accounts or transactions, or any other digital record of asset ownership, an identity system, land registry or even the rights and obligations defined in a contract. Blockchain-focused applications in usage and under development include asset title transfer, secure timestamping, counterfeit and fraud detection systems, secure document and contract signing, distributed cloud storage and identity management.

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Distributed Nature Reduces Costs and Enables New Business Models: Blockchain technology can reduce the cost of verifying transaction data. The advantage of blockchains is the ability to launch and operate a marketplace without the need for an intermediary. A blockchain allows a decentralized network of economic participants to achieve consensus about the true state of shared data. Together these features enable the development of exchanges, marketplaces and digital platforms that can allow for new types of business models without intermediaries that operate globally.

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Reduced Need for Centralized and Traditionally Limited Access Points to Capital: The resulting marketplaces are characterized by increased competition, lower barriers to entry, faster innovation, higher transparency, and reduced censorship risk. Participants within the ecosystem can invest to support and operate shared infrastructure without assigning market power to a platform operator. Blockchain also challenges the existing revenue models and accumulated knowledge and resources of incumbents, while opening opportunities for startup fundraising, the provision of public goods and software protocols, data ownership and licensing, auctions, and reputation systems. These resulting marketplaces for tokens, cryptocurrencies and even artwork continue to grow in popularity.

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Removal of Geographic and Geopolitical Constraints: As decentralized global networks are built to be trustless and secure against the actions of any one participant, they benefit from being agnostic to operating in any one region or nation, as a centralized organization would. One benefit of this structural feature is that the impact any one external actor can have in imposing its views, political or otherwise, on a network is reduced significantly. Another benefit is that network participants do not need to implicitly attribute value to any ideology or sovereignty in order to interact with, hold, or transact in digital assets and cryptocurrencies. We believe this is the first true technology for the people.

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Expansion of Cryptocurrency Universe
After the launch of Bitcoin in 2009, and as Bitcoin increased in popularity, the idea of decentralized and encrypted currencies spread, and the first alternative cryptocurrencies began to appear. These “altcoins” (meaning, “alternative to Bitcoin”) generally tried or claimed to improve on the original Bitcoin design by offering greater speed, anonymity, or some other advantage. Among the first to emerge were Namecoin and Litecoin. Later, cryptocurrency usage began to expand beyond just the peer-to-peer currency transfer abilities to add other functionalities, such as supporting the decentralized and autonomous operation of software.
The second largest public blockchain protocol, Ethereum, debuted in 2015 and became the first large scale network for decentralized computing and smart contract functionality. The Ethereum network supports the creation of persistent, autonomous software which gives developers the ability to build open, decentralized applications accessible to the public. This generalized, distributed computing capability has enabled the rise of phenomena like tokenization and DeFi.
Tokenization
The next evolution for the cryptoeconomy was the rise of tokenization, the process of digitally representing real-world value or information and enabling digitally enforceable agreements and automated functions. We see the world of tokenization as split into Fungible and non-Fungible assets. When we say two or more items are fungible, we generally mean that they are interchangeable, so that a seller can deliver either item to a purchaser, and the purchaser is obligated to accept either, in satisfaction of a contractual sale and purchase obligation. As an example, money is fungible whereas artwork is not. Native digital assets, like Bitcoin and Ether, are fungible but do not represent the use of “tokenization,” as their value is not derived from representing another asset.
While many uses for tokenization exist (including equity shares, coupons, monies), the clearest functioning use of non-native fungible tokens today is the stablecoin, a digital asset pegged to a unit of another currency. Stablecoins allow fiat currencies to transact on a blockchain, combining the features of a digital asset with the stability of an underlying fiat currency. The current value of the stablecoin market stands at more than $120 billion as of September 30, 2021, as shown in the figure below, up four fold since January 2021.

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Stablecoin Total Supply
Assets that are non-fungible are those that are not perfectly interchangeable—simply put, they are unique—such as artwork, real estate, identity, or bespoke contracts. NFTs are thus digital tokens that represent unique items. While many use cases for NFTs exist, digital collectibles have gone mainstream as the most common exhibition of the technology, introducing both artists and collectors to the concept of digital scarcity.
We continue to see demand for collectible NFTs, and are also seeing the emergence of specialized artistic ventures expressed as NFTs. Examples of projects with significant traction include curated Photography NFTs with strong communities, like the Twin Flame project from photographer Justin Aversano and generative projects from reputable digital artists and developers like Chromie Squiggle, from the founder of Art Blocks, a platform focused on the curation of programmable generative art works.
In the figure below are illustrative examples of NFTs owned by Galaxy Digital and its related parties, including Chromie Squiggle #2381 sold for 26 ETH on November 4, 2021, Twin Flames #87 and matching Cyanotype sold for 282.4 ETH on September 1, 2021, and collectible NFT CryptoPunk #8466 which sold for 98.5 ETH on October 30, 2021. Other notable CryptoPunk owners include American rapper, songwriter and producer Jay-Z and payments processor Visa.

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NFT Transactions & Trading Volumes
Emergence of Decentralized Finance
With the development of blockchain networks that can distribute infrastructure roles, costs and reliable recordkeeping of most forms of data, a significant use case for digital assets has emerged in the form of DeFi. DeFi refers to a variety of blockchain-based applications or protocols that provide for peer-to-peer financial services using smart contracts and other technology reducing the need for the traditional intermediaries, such as banks, brokers or marketplace operations. In many cases, DeFi protocols remove intermediaries and hand control of their upgrades and features to users themselves through a governance process in which token holders vote on important issues. Common DeFi applications include borrowing/lending digital assets and providing liquidity or market making in digital assets. DeFi applications and ecosystems are demonstrating how public blockchains and smart contracts can revolutionize financial services. The benefits of DeFi include improved efficiency and speed for flow of capital, reduced costs for all parties and curtailed human biases, in activities governed by data analysis.
DeFi protocols emerged starting in 2015 with the use of cryptocurrency for lending and borrowing. Platforms such as MakerDAO (through the creation and issuance of DAI) were among the first platforms to enable the scaled use of cryptocurrency as collateral for financial arrangements.
DeFi’s adoption accelerated during 2020 as platform growth and adoption of cryptocurrencies expanded access to capital for users that also reduced the need to move funds out of the ecosystem (given availability of financing arrangements to support liquidity needs). The value of U.S. dollars locked into smart contracts for DeFi use cases reached more than $200 billion dollars during the first half of 2021 and stands at $178 billion as of September 2021, as shown in the figure below.

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Total Locked Value in DeFi
Limitations of the Current Financial System that Created the Conditions for the Ecosystem’s Development
The infrastructure, laws, and processes of our current global financial system are complex, costly, and limit accessibility for many. The systems themselves vary significantly from country to country, are linked through a complicated network of intermediaries, and are controlled by centralized authorities with disparate politics, priorities, and policies. These complexities can lead to roadblocks for global commerce, unequal access to savings and payments technologies, barriers to innovation, and inefficiencies that hamper everyone from retail users to multi-national organizations. The current global financial system solves for this through a patchwork network of banks, custodians, central clearing organizations, payments networks and financial market-makers, but these intermediaries add cost and friction for capital and innovation—they reduce access by the average person and help to aid in the accrual of high rents to the largest and already most wealthy market participants. Blockchain technology and cryptocurrency have emerged as solutions to many of the limitations of the existing global financial system, including:
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Slow and Costly Flow of Funds: According to The World Bank, the average cost of cross-border global remittance is equal to 6.4% of the value of the transaction. Using banks as remittance service providers is even more expensive, at an average cost of 10.7%. This is because sending money globally typically requires service providers to coordinate and make guarantees with multiple third-party financial institutions on behalf of the customer, which adds cost to compensate the involved counterparties and can lead to long settlement times for customers.

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Significant Underbanked Populations: Bank accounts are the default mode for accessing today’s global financial system. However, unbanked, and underbanked populations have been a constraint of the existing financial system, according to the World Bank, 1.7 billion people globally do not maintain bank accounts due in large part to related fees and minimums set by banks. According to the FDIC, in the United States alone, 5.4% of households (approximately 7.1 million) are unbanked. Moreover, as of 2017, an additional 24.2 million U.S. households were considered underbanked, meaning they have bank accounts but need to resort to non-traditional financial services providers such as payday lenders or check cashers to meet their financial obligations. The FDIC also believes the unbanked population skews heavily toward minority, disabled and less educated communities.

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Monetary and Fiscal Policy Have a Significant Impact on Asset Values: Central banks have wide-ranging mandates to adjust monetary policy to meet the goals set by the governing leaderships of their respective countries. As goals can change based on political leadership, economic instability and reductions in the value of assets held in related fiat currencies are potential outcomes. Moreover, the interconnected nature of a centralized financial system can expose central banks, monetary policy authorities and other institutions to systemic risk, as evidenced by the cascading effects that modern-era financial shocks in 2007-08 and 2019-20 had on the global financial markets. Blockchain technology has enabled the creation of alternative global monetary systems, which has opened-up monetary policy for innovation, with the Bitcoin network as the most recognized example. Alternative non-state monetary systems allow for investor and user choice and can protect against central-bank or policy-led inflation.

Varied financial technology companies attempt to offer solutions to these wide-ranging problems. However, often these solutions are layered on top of, or rely heavily on, the same legacy financial infrastructure. As a result they are typically limited in how they can fundamentally solve for these systemic problems without adding or replacing costs, complexity, and time. Blockchain technology seeks to attack the problem from its foundation.
The History of Bitcoin and Digital Assets
Creating a digitally native currency has been a goal of internet pioneers for decades. Early on, an experimental HTTP error status (“402: Payment Required”) was added in anticipation of a native internet currency, though it remains unused today. For the last 40 years, cryptographers originally known as “the Cypherpunks” have worked to develop digitally scarce money based on cryptography. Much of their work was also used throughout the internet technology stack and enabled the development of secure computing and the rise of e-commerce. Cryptocurrencies like Bitcoin are a natural step in the progress of global networking, a continuation and evolution of the broader internet project, as demonstrated in the figure below.
Bitcoin Prehistory
Bitcoin debuted in 2009 when a pseudonymous person or group known as Satoshi Nakamoto released the first iteration of the Bitcoin software. Satoshi Nakamoto sought to create a new digital currency, one that was public, global and could not be controlled by any single authority. Bitcoin remains the oldest and

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most valuable public blockchain protocol. The original goal of Bitcoin, as outlined by the seminal white paper Bitcoin: A Peer-to-Peer Electronic Cash System, was to create a purely peer-to-peer electronic system without relying on intermediaries or financial institutions by using a distributed ledger, an ongoing hash-based timestamp mechanism and cryptographic digital signatures. Bitcoin addressed the issue of achieving distributed consensus in a potentially adversarial environment (otherwise known as the Byzantine Generals Problem, in which a network must agree on decisions despite the presence of imperfect information) and the double-spend problem (a flaw of pre-existing digital cash systems, including the traditional banking system, in which the same asset can be spent more than once). Although Bitcoin was the first established cryptocurrency, Satoshi built upon the innovations of the Cypherpunks, incorporating concepts pioneered by famed cryptographers like Hal Finney, Adam Back, Wei Dai, and David Chaum, and innovating on previous attempts to create digital cash like B-Money and Bit Gold, which were formulated but never fully developed or deployed.
Bitcoin transactions must be confirmed by the Bitcoin network. The Bitcoin network is a network of computers, with each computer individually referred to as a node. Transactions are broadcast to the network by users and nodes, who seek to transfer Bitcoin or messages, and are batched together in “blocks.” Nodes on the Bitcoin network that seek to confirm transactions, sometimes referred to as “miners”, approve these blocks by using computing power to solve a difficult, cryptographic puzzle. Once a solution to the puzzle has been found, the block and the transactions within them are confirmed by the network and added to Bitcoin’s ledger. The Bitcoin network adjusts the puzzle’s difficulty up or down to ensure that blocks are produced every 10 minutes on average. The blocks are cryptographically bound together in a chronological “chain,” hence the term “blockchain.” (It’s worth noting that Satoshi called this a “timechain”).
Attributes and Features of the Bitcoin Network
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Proof-of-work Security Mechanism: The consensus process by which miners perform computations is also known as “proof-of-work.” Miners who solve blocks and confirm transactions are rewarded with newly minted Bitcoin and the transaction fees paid by users whose transactions are included in the block. The process is completely open, with anyone able to submit hash rate to the network and participate in mining. The invention of an open consensus mechanism was a major step forward for distributed computing.

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Difficulty Adjustment with Proven Track Record of Resiliency. The Bitcoin mining difficulty adjustment ensures that blocks are produced approximately every 10 minutes, an essential feature that helps maintain Bitcoin’s network stability, security, and predictable monetary policy. The strength of the design has kept Bitcoin’s block times extremely consistent over more than 10 years despite enormous network expansion and even disruptions. As a notable example, China recently enacted a crackdown on bitcoin mining in June and July 2021, which caused many Chinese bitcoin miners to shut off their machines. The network’s available mining processing power (“hash rate”) dropped more than 50% in a short period of time, causing the time between blocks to briefly grow well above the 10-minute target. However, Bitcoin’s difficulty adjustment automatically reduced the mining difficulty, allowing those miners who had remained on the network to find blocks more easily, which brought block times back to the 10-minute target, as seen in the figure below. Despite an enormous disruption caused by one of the world’s biggest centralized actors, the Bitcoin system automatically adjusted and continued functioning as normal.

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Bitcoin Block Time
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Fixed Coin Supply: Nakamoto designed Bitcoin to have a maximum supply of 21 million coins, and the amount of newly minted Bitcoin awarded to miners halves every 210,000 blocks (approx. every 4 years) until a total supply of 21 million is reached. Bitcoin’s fixed supply is one of its most distinguishing features and gives it the “hard money” properties that have led some proponents to label it as “digital gold,” as demonstrated in the figure below that shows Bitcoin’s supply versus the annualized inflation rate.

Bitcoin’s Stability and Predictable Monetary Policy

Bitcoin Supply vs. Annualized Inflation Rate

Source: Galaxy Digital Research

25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
100000.00%
10000.00%
1000.00%
100.00%
10.00%
1.00%
0.10%
0.01%
2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040
BTC / Current Supply (native units)
BTC / Annual Inflation Rate

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Decentralization That Adds Security:   Miners compete to solve the puzzle, generate blocks, and win the associated reward and fees, and the race among miners to add processing power is a feature of Bitcoin that keeps the Bitcoin network secure. The protocol underlying Bitcoin operates safely so long

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as no single entity gains control of more than 50 percent of the available hash rate. Anyone can join the network as a miner, and bitcoin mining has proliferated around the globe. The network itself is becoming more transparent with the entrance of publicly traded mining companies. The growth in and wide distribution of hash rate makes it continuously more difficult and expensive for a nefarious miner to gain control of more than 50 percent of the network’s processing power, and hash rate is expected to become less jurisdictionally concentrated in the coming years, making the network even more secure.
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Adoption That Correlates to Network Security and Evolution: Since January 2016, the hash rate of the network has increased from less than 1 exahash/second (EH/s) to about 160 EH/s, as seen in the figure below. The growth in network hash rate indicates a significant increase in network security and the continued development of the infrastructure that underpins Bitcoin.

Bitcoin Mining Hash rate

Bitcoin Mining Hashrate
Source: Galaxy Digital Research
200 Eh/s
180 Eh/s
160 Eh/s
140 Eh/s
120 Eh/s
100 Eh/s
80 Eh/s
60 Eh/s
40 Eh/s
20 Eh/s
0 Eh/s
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
Data: Coin Metrics
Data current through September 30, 2021

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Full On-Chain Visibility and Single-Direction Flow of Transactions: The Bitcoin blockchain is a distributed database where anyone can independently verify the chain of ownership of every Bitcoin amount, the holdings and historic transactions of all wallets, and the contents of the historical database (albeit on a pseudonymous basis). Each Bitcoin network node stores its own copy of the blockchain, which prevents a bad actor from manipulating the network and maintains the integrity of the network. The Bitcoin ledger has been developed to be tamper-proof and immutable, as transaction data or balances cannot be changed.

Our Business Model
We’ve constructed our business around three core pillars:
(1)
Our operating segments complement and reinforce the value of one another;

(2)
Our services meet client needs throughout their lifecycle of adoption of digital assets; and

(3)
Our direct exposure, through both cryptocurrency and equity holdings, allows us to remain informed about the direction of this dynamic sector while delivering growth in shareholder value as global adoption accelerates.

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We focus primarily on the digital assets industry, leveraging our leadership’s nearly 10 years of cryptocurrency investing experience to develop, deploy, and support innovative products and services for institutions inhabiting the rapidly growing cryptoeconomy. We have established strong brand recognition from both the crypto-native community and traditional institutional leaders.
We apply a compliance-first mindset to our business, with a focus on embedding all of our products and operational processes with robust recordkeeping and risk management. We have structured our businesses to move quickly while operating an institutional-grade compliance structure that our institutional clients have come to expect. This has enabled our businesses to provide reliable service through varied market conditions, while respecting the importance of public-private partnership in helping constructive regulation to eventually follow fast-paced innovation.
We continuously evolve with the broader digital assets ecosystem and aims to maintain a ‘crypto-blue-chip’ leadership team comprised of veterans from Wall Street and Silicon Valley. Our existing team consists of experts spanning the capital markets, asset management, technology, investing and venture capital businesses. This collective expertise will be enhanced with the addition of BitGo, which we announced we will acquire on May 5, 2021.
The pending acquisition of BitGo will be the most recent in a series of successful acquisitions that have diversified Galaxy’s product offerings and revenue sources, including acquisitions of two leading cryptocurrency trading firms in November 2020 (DrawBridge Lending and Blue Fire Capital) and the addition of Vision Hill (in May 2021). We continue to use our scale, expertise and balance sheet to identify and execute on acquisitions across our business lines.
Set forth below is a summary of our recently acquired businesses, and the products and services which they provide.
DrawBridge Lending
DrawBridge Lending offers two products: (i) fiat loans collateralized by cryptocurrency and (ii) commodity pools. With its fiat loans product, DrawBridge Lending offers short-term non-recourse cash loans collateralized by cryptocurrency, whereby borrowers deposit the cryptocurrency collateral into a third-party custodian account, and DrawBridge Lending issues a low interest rate fiat loan. DrawBridge Lending may also hedge its exposure to the loan. The commodity pools product line is comprised of (a) the Galaxy DBL Smart Beta and (b) the Galaxy DBL Crypto Vol. The Galaxy DBL Smart Beta is a commodity pool offered only to Eligible Contract Participants (“ECPs”) (as defined under the Commodity Exchange Act) who invest cryptocurrency in the fund. The pool is designed to produce yield on in-kind cryptocurrency investments by selling short calls or entering into option collars fully covered by the in-kind investment. No leverage is permitted in this fund and all options are fully covered by the cryptocurrency investments. The pool is structured so as to segregate each investor’s investment, returns and losses from those of each other pool participant. The Galaxy DBL Crypto Vol is a second commodity pool that is only offered to Qualified Eligible Participants (as defined under Commodity Futures Trading Commission Rule 4.7) who qualify as ECPs. This pool offers a range of cryptocurrency and digital asset options strategies, including the purchase and sale of cryptocurrency options. The Galaxy DBL Crypto Vol pool is designed for more aggressive strategies that deploy leverage to invest in OTC cryptocurrency options and other digital assets. All options are purchased and sold on the OTC market through ISDAs. In addition, digital assets are held by third-party custodians.
Blue Fire Capital
Blue Fire Capital Europe Cooperatief U.A. (“Blue Fire Capital”), registered in the Netherlands, is a proprietary quantitative trading firm operating as a wholly-owned subsidiary of Galaxy. Blue Fire Capital’s trading activity is conducted on digital assets exchanges globally as well as the CME, where trading strategies utilizing the proprietary trading system and proprietary capital are deployed. Additionally, Blue Fire Capital also provides liquidity to Galaxy’s internal and BitGo over-the-counter execution platforms, and does not otherwise offer or provide any standalone products or services to outside parties.

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Vision Hill
Following the acquisition of Vision Hill, a premier investment consultant and asset manager in the digital asset sector, Galaxy Vision Hill (“GVH”) was formed. GVH is an institutional-grade, multi-manager crypto fund of funds, or FOF, platform. The GVH Multi-Strategy FOF is a global, multi-strategy FOF investing in established cryptocurrency hedge funds. This product provides a dynamic and data-driven approach to manager selection, allocation and risk management. GVH Multi-Strategy FOF has diversified exposure across four pillars: fundamental, quant directional, market neutral and tactical beta. GVH Market-Neutral FOF is a global FOF investing in roughly 15 high-quality, market-neutral managers seeking to achieve uncorrelated, low beta returns relative to broader cryptocurrency market directionality. It aims to capitalize on nascent market inefficiencies and yield opportunities and deploys sub-strategies including arbitrage, basis trades, HFT, derivatives, credit and yield strategies. Finally, GVH Venture FOF is a global multi-manager venture FOF franchise that invests in the long-term disruptive nature of blockchain technology and Web3. GVH Venture FOF focuses on Web3, DeFi, Metaverse, NFTs/digital goods, gaming/P2E and infrastructure and services. This product diversifies venture exposure across sub-sectors, geographic focus and investment stages.
Galaxy is diversified across both client-focused operational business lines and direct investments in the digital asset ecosystem, which ensures we benefit from all innovations and developments as the ecosystem grows and matures.
Our Opportunity
Our opportunity is to continuously address the full needs of institutions and direct clients, as they adopt digital assets as an asset class and seek cutting-edge insights into where and how blockchain technology is infiltrating and upending legacy intermediary-driven systems.
The cryptoeconomy has been experiencing exponential growth, which we expect will continue for the foreseeable future. This is driven by the simultaneous widespread adoption of digital assets, cryptocurrencies and broader blockchain innovations including DeFi and the growth of NFTs as a prominent form of tokenization. The initially retail-driven adoption of cryptocurrencies has evolved to include a broad population of both retail and institutional holders, utilizing digital assets as both a store of value and for broader commerce applications. The number of individual cryptocurrency users is now well over 220 million as of June 2021 and grew by over 100 million since January 2021.
Our operational business lines both facilitate client adoption of digital assets and fulfill their needs across the lifecycle of the cryptoeconomy, and we invest directly in the asset class via digital assets and cryptocurrency holdings, and strategic venture capital investments. Our full-service platform will be further enhanced by the institutional-grade custody and wallet services offerings provided by BitGo that are a single-source for all digital asset transaction, storage, and security needs. The addition of BitGo’s engineer-intensive team will also enhance our combined product development capabilities.
Asset Prices, Investment Trends, and Adoption Milestones Point to Strong Secular Tailwinds
According to The Block, the trailing 5-year compounded annual growth rate in Bitcoin and blockchain investment has reached 34%. There have also been continuous record-breaking levels of investment and fundraising in the digital assets economy. As reported by Pitchbook, there was nearly $7 billion of investment activity in cryptocurrencies and blockchain in 2020. This trend has continued in 2021 with over $24.5 billion of investment activity in cryptocurrencies and blockchain in the first three quarters of the year alone.
The industry’s evolution has been marked equally by the robust pace of investment and the incorporation of cryptocurrency and digital assets services at companies within the technology, industrial, and financial technology sectors.

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Expansive Addressable Market
According to Fidelity Digital Assets, more than 90% of institutional investors that plan to buy or invest in digital assets in the future expect to do so within the next five years, thus demonstrating increasing institutional demand. We believe the serviceable Total Addressable Market (“TAM”) is expansive, given daily cryptocurrency market volumes of $498 billion as of November 2021, the market capitalization of cryptocurrencies of $2.9 trillion as of November 2021, and the robust pace of venture investment in crypto-related companies and directly in blockchain projects. We also believe the addressable market opportunity is largely untapped and has the to increase exponentially as potential applications of blockchain technology for facilitation of broader trade and commerce become a reality.
Our Growth Strategy
Our mission is to offer a technology-driven platform that meets all institutional and corporate needs within the digital assets ecosystem, positioning ourselves to grow at a pace in excess of the broader adoption of the cryptoeconomy. We believe the adoption of digital assets, cryptocurrencies, and blockchain technology remains at an early stage, based on investment trends and prevalence within the financial and technology sectors. Between our operating businesses and our investing activities, we are able to gain exposure to most of the cryptoeconomy. The breadth of expertise we gain from that exposure supports our goal of being the first call and one-stop platform for institutions and corporates looking to access and utilize features of the sector. Our positioning also increases the likelihood that we participate in the upside resulting from widespread adoption of most use cases for digital assets, as compared to platforms that focus on a subset of opportunities. Our growth strategy is focused on the following:

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Deepening Relationships with Existing Clients: We see significant opportunity for organic growth through increasing adoption of crypto-related services and products by existing clients. We have over 690 trading counterparties, and numerous other clients across our five operating businesses today, the majority of which only utilize one of our products and services. Moreover, we see significant potential for growth through cross-selling of offerings we would gain from the proposed BitGo Acquisition. BitGo would add over 400 net new clients, primarily through its custody and wallet segments. These mostly storage-oriented clients will immediately gain access to a wide array of transactional financial services from Galaxy Digital, and our legacy clients will gain access to a scaled, reliable custody offering that does not require them to look outside of our doors.

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Adding New Clients: Each of our client-facing business lines is comprised of dedicated product development, execution-oriented, and sales and distribution team members. We operate our business intending to be the platform of choice for new clients entering the ecosystem and make relationship development and management a top priority for our sales and distribution team members. Our development and execution teams work with our distribution team members to ensure we continuously offer the widest range of in-demand products to clients, and that we remain competitive across our trading, asset management, advisory, and financing offerings. The addition of BitGo would meaningfully increase our existing sales force, and we are incrementally growing our global presence with the buildout of a sales and distribution effort in Europe, where we have recently hired a regional management team.

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Client-Centric Product Innovation: Since 2019, we have invested significantly in the development of a unique, integrated single-dealer platform and prime services offering so that clients can navigate the cryptoeconomy with an unfragmented set of solutions. The integration of BitGo would accelerate our product innovation and development capabilities, as roughly 50% of BitGo’s personnel is comprised of blockchain engineers. BitGo would also add significant technology experience to our executive team with the addition of renowned technologist Mike Belshe, which would increase our ability to build innovative products and services. This focus on product innovation and track record for building solutions in an ecosystem that demands bespoke development sets us apart as a platform.

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Diversify Revenue Mix: We are still early in our monetization journey, and as investment has accelerated ahead of adoption, our results in 2020 and in 2021 have reflected outsized benefit from improved valuations of our principal holdings of digital assets and venture portfolio companies. By scaling and investing in our five existing operating segments, and with the proposed addition of BitGo’s largely re-occurring revenues primarily from custody and wallet services, our capital allocation and resulting revenue generation will evolve to reflect the growing permanent and repeatable adoption of cryptoeconomy services.

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Expanding Into Additional In-Demand Products and Technologies: The digital assets, cryptocurrency, and blockchain industry is rapidly expanding, and we are well-positioned to develop new businesses and products as the industry matures. Our close partnerships with industry leaders and ecosystem innovators across the breadth of the cryptoeconomy have allowed us to examine thousands of potential opportunities to widen our exposures in-line with innovation and development trends across the ecosystem. This vantage point allows us to incubate, support, and scale ideas that we believe can ultimately crystalize into new and compelling businesses to offer to our clients. We have actively participated in the research and development of applications with strong adoption signals, such as NFTs through Candy Digital, DeFi through Terraform Labs, 1inch and asset management partnerships with Bloomberg, and robust custody, wallet services, and prime brokerage offerings in collaboration with BitGo. We also see opportunities to benefit from additional developments across Layer 1 and Layer 2 infrastructure. The acquisition of BitGo represents our ability to evolve from a supporting partner in developing emerging technology to an acquirer of products and capabilities once we have conviction in their value creation for our clients and shareholders. Product development continues at a robust pace within the cryptoeconomy, and we will continue to invest and participate to ensure we know how to best serve clients across our platform and within the ecosystem.

In addition to the Galaxy’s five core business lines discussed above, Galaxy is also focused on growing its custody and money services operations. For example, Galaxy Digital Prime Services (“GDPS”) is a FinCEN registered money services businesses with multiple state money transmission licenses, which Galaxy

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anticipates fully launching in 2022. Galaxy holds its customers’ cash balances in omnibus client custodial accounts with one or more banks that are members of the FDIC. To the extent that client cash balances are subject to lending arrangements with Galaxy, the cash for the loaned balances is then moved into Galaxy’s accounts with one or more banks that are members of the FDIC. GDPS holds digital assets either in omnibus accounts for the benefit of its customers at one or more digital asset custodians, or in custodial wallets at one or more digital asset exchanges or platforms, and Galaxy maintains a record of the amounts of digital assets held on a customer’s behalf in such omnibus accounts and custodial wallets. Furthermore, if the BitGo Acquisition is consummated, BitGo Trust Company, Inc. and BitGo New York Trust Company LLC, which custody digital assets for institutional and high net worth customers in secure cold storage facilities, will become wholly-owned subsidiaries of Galaxy. All such digital assets are custodied in segregated customer accounts. BitGo Trust Company, Inc. and BitGo New York Trust Company LLC custody fiat currency in an omnibus account, utilizing an FDIC insured sub custodian, Silvergate Bank. The total amount of crypto assets under custody as of December 31, 2020 was $15.3 billion and was $35.5 billion as of September 30, 2021.
Our Material Challenges, Obstacles and Risks
We are operating in a new industry that is highly innovative, rapidly evolving and characterized by healthy competition, experimentation, changing customer needs, frequent introductions of new products and services, and subject to uncertain and evolving industry and regulatory requirements. Our business model is largely dependent on digital assets and the broader cryptoeconomy. Our operating results have and will continue to significantly fluctuate due to a variety of factors, including the highly volatile nature of cryptocurrencies. While we believe we are well-positioned to capitalize on market opportunities made possible by the rapid evolution of the digital assets ecosystem, due to the relatively nascent stage of our industry and other challenges that we face, our business model also presents material risks. For a further discussion of these risks, see “Risk Factors—Risks Related to our Operations” in this prospectus.
To the extent we consummate the BitGo Acquisition, we will also become subject to additional risks associated with BitGo’s business, such as material risks and uncertainties associated with custodying cryptocurrencies and other digital assets. For a further discussion of these risks, see “Risk Factors—Risks Related to the BitGo Acquisition” in this prospectus.
Additionally, all participants in the cryptoeconomy, including direct investors, consumers and providers of goods and services related to the industry, may be subject to additional costs associated with participating in the industry, as compared with participation in traditional commerce, due in part to the rapidly evolving landscape. The potentially higher costs associated with the cryptoeconomy could include, but are not limited to, elevated legal and financial advisory fees, use of significant resources to monitor and maintain compliance with application laws and regulations, as well as elevated and unpredictable custody, transaction, and insurance and anti-theft costs. Other material risks that industry participants face include a lack of adoption or acceptance of digital assets and blockchain technology, the extraordinarily volatile prices of digital assets, exposure to malicious actors and platform vulnerabilities, and uncertainties in the tax and accounting treatment of digital assets, among others. For a further discussion of these risks, see “Risk Factors—Risks Related to Cryptocurrencies and Digital Assets” in this prospectus.
Competition
We operate in a rapidly evolving industry, and accordingly, we expect competition to further intensify in the future as existing competitors introduce new products or enhance existing products, and as new competitors emerge. We compete against a number of companies operating both within the United States and abroad, both those that focus on traditional financial services and those that focus on crypto-based services. Among our discrete business lines, we face competition from the following sources:
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Trading.   Our trading business competes with an inter- and multi-national set of spot, prime, proprietary, and derivatives OTC providers and exchanges, and our lending business competes with a variety of both traditional and non-traditional financing suppliers.

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Asset Management.   Our asset management business competes with other asset manager and advisory businesses that provide both retail and institutional clients passive and active exposure to digital assets and blockchain companies in the ecosystem.

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Investment Banking.   Our investment banking business competes with investment banking advisory teams and firms ranging in size and scope, from boutiques focused on the crypto or fintech sectors to bulge bracket providers of advisory and underwriting services across multiple sectors and asset classes.

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Mining.   Our mining business competes with other proprietary miners, public and non-public mining companies, as well as companies offering financial services and infrastructure to miners.

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Principal Investments.   Our principal investments business competes with an inter- and multi-national set of investment firms that include crypto and blockchain venture firms, generalist venture capital firms with dedicated crypto funds, and growth investors investing in equity, debt, and cross-asset structures.

Sustainability
We are committed to conducting our business based on a strong sustainability framework that prioritizes responsible Environmental, Social and Governance (“ESG”) practices. We are integrating ESG into a sustainable business strategy by managing and improving our ecological footprint, fostering a safe and diverse work environment and ensuring strong corporate governance. Galaxy’s ESG Program is focused on driving sustainability for our, industry & all our stakeholders.
Our ESG program is overseen by our Board of Directors, who has delegated authority to the Compensation, Corporate Governance and Nominating Committee. We have also established an ESG Steering Committee with representation from senior management and supported by a full-time Sustainability Specialist. Key priorities of our ESG program are: (1) managing and improving our ecological footprint by integrating eco-conscious practices into our business practices, facilities, and supply-chain management, (2) fostering a diverse, inclusive, equitable and healthy environment for our people, our stakeholders, our clients, and our communities, and (3) maintaining strong corporate governance for a culture of integrity, all while creating value for shareholders and stakeholders.
Culture and Employees
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Our people are our greatest asset, and employee engagement and satisfaction are a hallmark of our innovative company culture.

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Our success depends on our ability to attract, retain, develop and motivate highly qualified people.

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We strive to foster an innovative culture as we further build our business and expand our products and services, and we view our human capital-related initiatives as an ongoing priority.

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We are committed to fostering a diverse, inclusive, equitable and healthy environment for our people, our stakeholders, our clients, and our communities.

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We attract curious, innovative, entrepreneurial, creative and highly-motivated people, from best-in-class companies across Wall Street and Silicon Valley, and from ‘crypto-blue-chip’ firms.

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As part of our inclusive culture, we hold monthly all-hands meetings during which senior management provides business and market updates, and where any employee can ask questions.

We have hired professionals with significant experience in each of our businesses and our operations. As of September 30, 2021, we have approximately 244 employees worldwide, with 221 employees in the United States. None of our employees are represented by a labor organization or are a party to a collective bargaining arrangement. We work to identify, attract, retain, and develop employees who are aligned with and will help us progress with our mission, and we seek to provide competitive cash and equity compensation. We believe we have a good relationship with our employees and that our unique, strong culture of innovation differentiates us and is a key driver of business success.
A number of employees in our trading business have prior experience trading in traditional markets at financial institutions including trading operations and technology development of investment banks, hedge funds, proprietary trading firms and broker-dealers, that have joined GDT to build out its proprietary trading systems and lending business.

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In addition, a number of employees in our asset management business have experience across portfolio management, trading, sales, operations, and client service from buy-side, sell-side, public and private financial institutions, and experience supporting the asset management operations.
We also employ individuals in our advisory business with prior experience in leading private placements of securities as a placement agent, providing advice on mergers and acquisitions and acting as underwriter for registered public offerings of equity, debt or other corporate securities in the United States, and supporting the advisory operations.
Certain employees in our mining business have prior experience in banking, investing and mining at large financial services firms. The mining team is focused on providing Bitcoin financial services platform for miners—drawing the firm’s expertise in trading and risk management, investing and lending, and corporate advisory under one umbrella, tailored to the needs of the mining sector.
We also employ individuals in our principal investments business with significant prior experience in sourcing, researching, negotiating, and executing on early- and later-stage direct private debt and equity investments that have joined GDPI from a variety of top-tier hedge funds, asset managers and investment banking institutions. The principal investments team is focused on proactive origination of strategically relevant private investment opportunities for us across the blockchain and digital asset verticals and is expected to implement and follow institutional quality due diligence processes in making such investments.
Finally, certain of our employees focus exclusively on research and understanding, proactively planning for and responding to risks associated with our business and industry. We have also hired experienced professionals in its legal, finance, technology, administrative support and operations areas that support the businesses, and today, have nearly 120 employees dedicated to corporate activities that support the businesses.
Safeguarding of Digital Assets
We utilize the Fireblocks platform to maintain custody, transfer, and secure a material portion of our digital assets associated with our trading businesses. Fireblocks utilizes a secure hot vault and secure transfer environment to help establish connections between the Partnership’s wallets, exchanges, counterparties and networks. Fireblocks utilizes multi-party computation (“MPC”) protection layers to distribute private key secrets across multiple locations to ensure there is no single point of failure associated with the private keys. The use of MPC ensures private key shards are never concentrated to a single device at any point in time. We utilize the Fireblocks Policy Engine to designate transaction approval policies for digital assets held within the Fireblocks portal. As such, administrators configure automated rules to ensure all transactions are disbursed based on the asset sent, total value of the transaction, source and destination of funds and signor requirements. All transactions initiated from Fireblocks that fail to meet our predefined criteria per the engine policy are automatically rejected. We also utilize the Fireblocks network as a settlement layer to transact and settle with pre-approved counterparties or entities. The Fireblocks Network utilizes secure enclave technology and data-in-motion encryption to prevent traditional vulnerabilities associated with authenticating wallet addresses. All internal wallets owned by us and external wallets for addresses of our counterparties require multiple approvals in accordance with our whitelisting policy. As such, we settle with counterparties or entities without the risk of losing funds due to deposit address attacks or errors.
Fireblocks is SOC 2 Type II certified for 2020 and undergoes a SOC 2 review on an annual basis. We review the Fireblocks SOC 2 report to ensure they maintain a secure technology infrastructure and that their systems are designed and operating effectively. Additionally, we review our own complementary user entity controls in conjunction with the Fireblocks controls to ensure that applicable trust services criteria can be met. Fireblocks maintains an insurance policy which has coverage for technology, cyber, and professional liability and is rated “A” by A.M. Best based on the strength of the policy and has had no known security breaches or incidents reported to date. We currently have an investment interest in Fireblocks in the form of preferred shares.
We also utilize cold storage solutions to self-custody a portion of our digital assets offline. Private keys are generated, backed-up and stored in hardware wallets which are maintained in secured locations. Access to private keys and back-ups are segregated amongst authorized personnel throughout Galaxy to ensure appropriate segregation of duties are maintained between departments. Specific details relating to the

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Partnership’s private key management protocols remain highly sensitive in nature and are only discussed internally with the appropriate personnel to minimize security threats. We also utilize institutional grade custodians to secure digital assets for our fund products, including Bakkt Trust Company, LLC (“Bakkt”), which is SOC 1 Type I compliant as of April 22, 2021 and SOC 1 Type II compliant for the period of October 15, 2020 to April 22, 2021.
Bakkt is a NYDFS regulated qualified custodian and is also majority owned by the Intercontinental Exchange (“ICE”). Bakkt’s headquarters are in Atlanta, Georgia and business continuity operations can also be performed at ICE locations based in Chicago, New York and London. We maintain internal controls to ensure accounts are appropriately created, restricted to designated individuals, and secured per account credentials. All Bakkt wallets require multi-signature authorization of 2 of 3 keys to approve each withdrawal transaction. Bakkt provides both online (“Warm Wallets”) and offline (“Cold Wallets”) custody solutions and its systems algorithmically balance between both storage mechanisms to minimize risks associated with online custody. Private keys are stored on hardened systems in cold storage and on FIPS 140-2 level 3 HSMs and are never transferred across any open or unencrypted communication channels. Bakkt’s warm and cold wallets are covered by a $125 million insurance policy from a global syndicate.
On an on-going basis, a designated individual from Galaxy reviews and monitors balances maintained at Bakkt against internal fund records to ensure holdings are complete and accurate. We perform monitoring and due-diligence procedures on Bakkt on an ongoing basis; review procedures include the assessment of Bakkt’s Warehouse wallet polices to ensure they are in line with institutional grade standards. Additionally, we review Bakkt’s SOC 1 Type I and SOC 1 II type reports, covering the description of Bakkt’s warehouse system and the suitability of the design and operating effectiveness of its controls. We also review penetration test results to ensure Bakkt’s critical systems are evaluated for potential vulnerabilities and exploits. We currently have an investment interest in Bakkt Holdings, LLC in the form of Class B Voting Units.
Digital Asset Trading Platforms
We utilize multiple cryptocurrency exchanges to assist in conducting digital trading activity. As such, we maintain digital asset balances on their exchange accounts to facilitate operations. Active exchanges are domiciled across multiple geographies including the United States, Malta, Luxembourg, Singapore, Seychelles and Hong Kong. We have a robust due diligence program for all exchanges, regardless of domicile or jurisdiction. Each exchange is required to provide all information and documentation that is necessary to do business with us. Information security reviews are conducted on each exchange to assess data retention protocols, infrastructure, and applicable IT policies and procedures. Designated departments review all documentation to ensure each exchange meets pre-defined criteria before providing approval for onboarding. Additionally, we assess security, reputation, and operational risks in its determination of utilizing any exchange. Once onboarded, each exchange is monitored on an ongoing basis to ensure they maintain compliance with required legal and regulatory standings.
As part of our control procedures, certain individuals are designated to administrator and authenticate users with exchange access and secure accounts per IT security protocols. Upon opening a new account, passwords, application programming interface (“API”) keys, and multi-factor authentication mechanisms are created to secure credentials under our Password and Multi-Factor Authentication Policy. Credentials are managed in secured locations and are only made accessible to authorized personnel with privileged access. Address management features are utilized in accordance with each exchange and require withdrawal addresses to be whitelisted and approved by authorized individuals. This prevents the withdrawal of digital assets held on the exchanges to any address that has not been internally verified.
Exchange balances are aggregated via live API feeds to ensure risk exposures are monitored across the Partnership’s positions.
Exchange accounts with material balances are integrated within the Fireblocks platform; the integration allows for authorized users to initiate exchange withdrawals directly from Fireblocks to dedicated vault accounts within the platform. We maintain contingency plans to securely transfer digital assets of exchanges to pre-defined wallets and vault accounts. On an ongoing basis, we assess our risk exposure based on current market conditions and our digital asset positions. To date, no known security breaches have occurred

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with any of our exchange accounts which have resulted in a loss or theft of digital assets. We perform reconciliation procedures to review exchange balances, trades, and fees against internal and third-party records to ensure digital asset holdings are complete and accurate.
Our activities may expose us to a variety of financial and other risks, including credit risk, interest rate risk, liquidity risk, foreign currency risk, market risk, digital asset risk, loss of access risk, irrevocability of transactions, hard fork and airdrop risks and regulatory oversight risk, among others. See “Risk Factors—Risks Related to Cryptocurrencies and Digital Assets.” We seek to minimize potential adverse effects of these risks on performance by employing experienced personnel, daily monitoring of our investments and digital assets, and any market events, and diversifying our business strategy as well as its investment portfolio within the constraints of our investment objectives.
Government Regulation
Below is a description of the regulations, requirements or regimes that are, or are expected to be, applicable to our businesses by jurisdiction.
The worldwide regulation of investing and financial businesses is extremely complex; digital assets make up a relatively new and rapidly evolving space. We are expected to be guided in significant part by regulatory regimes that are not clear or are not yet developed. We intend to use our internal legal and compliance expertise, in consultation with its outside counsel, to determine how to engage in our business activities so as to obtain the appropriate licenses or to be able to rely on an exception or exemption from any relevant registration requirement. We will continue to monitor the laws and guidance issued in these jurisdictions that may be applicable to our business.
United States
Our business is subject to multiple complex regulatory regimes in the United States. For a discussion of certain U.S. regulatory risks, see “Risk Factors—Risks Related to Our Operations—A determination that a digital asset is a ‘security’ for purposes of the federal securities laws could adversely affect the value of that digital asset and potentially digital assets generally, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of the Class A common stock”; “— A determination that a digital asset is a ‘security’ for purposes of the federal securities laws could have adverse regulatory consequences for us, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of the Class A common stock; and “—Our process for analyzing whether or not a particular digital asset is a security for purposes of the federal securities laws may not yield results that are consistent with subsequent determinations by the SEC or federal courts, or with similar determinations made by our competitors.”
Securities Regulation Generally
A key question that we face in virtually all of our business lines is whether the digital assets we transact in are “securities” under the federal securities laws. As a general matter, if a particular digital asset is a security, any transaction in that digital asset that falls under U.S. jurisdiction would be subject to the SEC’s anti-fraud and anti-manipulation authority. In addition, offers and sales of that digital asset would require registration under the Securities Act or, alternatively, establishing an exemption from registration. Our involvement in these transactions could subject us to regulation as a broker-dealer or investment adviser, as discussed below under “—Broker-Dealer Regulation” and “—Investment Adviser Regulation.” And while transactions in digital asset securities in the United States or with U.S. clients and counterparties would generally be subject to regulation under the federal securities laws, similar transactions that take place outside the United States with non-U.S. clients and counterparties generally would not implicate the federal securities laws. As a result, the manner in which we are able to engage in transactions in a particular digital asset depends on the digital asset itself and the characteristics of the specific transaction, and requires us to maintain procedures for conducting careful facts-and-circumstances analyses.
For transactions in digital assets (other than those carried out on digital asset exchanges in which we act on a proprietary basis as an investor), our procedures sort individual digital assets into two categories:

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No Restrictions—digital assets that we may transact in the United States or with U.S. clients and counterparties. These are digital assets for which we have identified what we believe to be reasonable grounds for concluding the digital assets are not securities under the federal securities laws.

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Non-US—digital assets that we may transact only outside the United States with non-U.S. clients and counterparties. These are digital assets that do not meet the criteria for inclusion in the “No Restrictions” category.

We have adapted our process for determining the federal securities law status of digital assets over time. Prior to 2018, our activities primarily involved Bitcoin and Ethereum and their various forks. Beginning in January 2018, we implemented a procedure whereby before transacting in a new digital asset, our trading desk would seek approval from the legal department; the legal department would generally discuss the digital asset with other Galaxy employees to determine whether the digital asset appeared to have a consumptive use, as opposed to a merely speculative investment use, and if so approve it for transactions. Beginning in January 2019, our legal department introduced a New Product Approval form in order to standardize the process that was initiated the previous year, and responsibility for approving and categorizing new digital assets was assigned to a Risk Committee composed of senior executives, including members of the legal department, and advised by the legal department. In August 2020, with the benefit of several months’ experience using the Risk Committee approval process, our legal department updated the New Product Approval form to more closely align with the analysis being conducted by the Risk Committee with advice of the legal department. In August 2021, the Risk Committee introduced an element to the approval process in addition to the New Product Approval form, generally requiring a third-party assessment of a digital asset’s federal securities law status, which may include a legal analysis prepared by external lawyers.
As part of our federal securities law analytical process, we take into account a number of factors, including the various definitions of “security” under the federal securities laws and federal court decisions interpreting elements of these definitions, such as the U.S. Supreme Court’s decisions in the Howey and Reves cases, as well as reports, orders, press releases, public statements and speeches by the SEC and its staff providing guidance on when a digital asset may be a security for purposes of the federal securities laws. We continue to monitor the U.S. (and global) regulatory environment, and we expect our process to continuously evolve to take into account case law, facts and developments in technology, as regulatory guidance evolves.
We believe that our process reflects a thoughtful analysis that is reasonably designed to facilitate consistent application of available legal guidance to digital assets to determine whether a particular digital asset is a security. However, we recognize that the application of securities laws to the specific facts and circumstances of digital asset transactions is complex and subject to change, and therefore legal and regulatory risk will be an inherent feature of our business model until greater legal and regulatory certainty becomes possible. Because our process may be considered “risk based” in the sense that it is not capable of entirely eliminating risks associated with a particular digital asset being found to be a security, and because of the fact that our determinations (and similar determinations by other industry participants) are not binding upon the SEC, any federal court or any state securities regulator, we acknowledge that a particular digital asset that we transact in may in the future be found by the SEC, a federal court or a state securities regulator to be a security notwithstanding our prior determination. We also acknowledge that the SEC, a federal court or a state securities regulator may determine that a digital asset is a security based on factors that are difficult to predict and/or are outside of our control, potentially including the actions of a third party promotor. In that case, our prior determination, even if reasonable under the circumstances, would not preclude legal or regulatory enforcement action, or lawsuits brought by our clients and counterparties, based on the presence of a security.
The potential consequences of having engaged in a digital asset transaction in the United States or with U.S. clients and counterparties in which we did not, but in retrospect should have, treated the digital asset in question as a security would depend on the facts of the specific transaction. For example, if we brokered a trade or engaged in a principal transaction in an unregistered digital asset security, depending on the facts it is possible that we could have acted as an unregistered broker or dealer, or perhaps as an “underwriter” with respect to that digital asset security, incurring fines and other penalties for the failure to register as a broker-dealer with the SEC and for having engaged in an illegal unregistered securities transaction. A client or counterparty who purchased a digital asset from us in an illegal unregistered

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securities transaction could also, depending on the facts, have the right to rescind that transaction and to sue us for damages. Similarly, if we advised a client or counterparty in connection with the purchase or sale of a digital asset security, depending on the facts we could incur fines and other penalties for the failure to register as an investment adviser, and our client or counterparty could also have a damages claim against us. The amount of fines, penalties and damages that we could incur as a result of having improperly transacted in digital asset securities could be significant enough to have a material adverse effect on our business, financial condition and results of operations.
Broker-Dealer Regulation
The Exchange Act requires that any person who is a broker or a dealer and effects or induces securities transactions must register with the SEC. A broker is defined as “any person engaged in the business of effecting transactions in securities for the account of others,” while a dealer is defined as “any person engaged in the business of buying and selling securities for such person’s own account,” in each case, subject to exceptions. In order for our financial advisory business to be able to act as a broker and advise clients interested in transactions that involve securities, we acquired a registered broker-dealer, now known as Galaxy Digital Partners LLC (“GDIB”). FINRA granted GDIB’s business expansion, which permits it to also act as an underwriter to registered public offerings of equity, debt or other corporate securities in the United States. This adds to GDIB’s existing abilities to lead private placements of securities as a placement agent, and to provide advice on mergers and acquisitions. In addition, if the BitGo Acquisition is consummated, we will acquire registered broker-dealer subsidiary of BitGo, Portum Capital LLC (“Portum”). Broker-dealers are subject to regulation, examination, investigation, and disciplinary action by the SEC, FINRA, and state securities regulators, as well as other governmental authorities and self-regulatory organizations with which they are registered or licensed or of which they are a member. GDIB is registered as a broker-dealer in 53 U.S. states and territories while Portum is registered with two U.S. states. The regulation of broker-dealers covers all aspects of the broker-dealer business and operations, including depending on its activities, among other things, sales and trading practices and reporting requirements, client onboarding, advertising and marketing, publication or distribution of research, margin lending, uses and safekeeping of clients’ funds and securities, capital adequacy, recordkeeping, reporting, fee arrangements, disclosures to clients, suitability, acting in client’s best interests when making recommendations to retail customers, customer privacy, data protection, information security and cybersecurity, the safeguarding of customer information, the sharing of customer information, best execution of customer orders, public offerings, customer qualifications for margin and options transactions, registration of personnel, business continuity planning, transactions with affiliates, conflicts, and the conduct of directors, officers and employees. Broker-dealers are also subject to anti-money laundering rules and requirements issued by FinCEN under the U.S. Bank Secrecy Act (collectively, the “Anti-Money Laundering Rules”) (See “— Anti-Money Laundering Rules” below for a description of the specific requirements).
Investment Adviser Regulation
The U.S. Investment Advisers Act of 1940 (the “Advisers Act”) defines an investment adviser as “any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities.” Galaxy Digital Asset Management (“GDAM”) is an SEC-registered investment adviser. To the extent that GDAM has discussions with potential investors, it intends to follow the applicable selling restrictions for each such jurisdiction. In addition, GDAM is subject to the Anti-Money Laundering Rules (See “—Anti-Money Laundering Rules” below for a description of the specific requirements).
Our investment adviser is subject to, among other things, the anti-fraud provisions of the Advisers Act and fiduciary duties derived from these provisions, which apply to our relationships with our advisory clients. These provisions and duties impose restrictions and obligations on us with respect to our dealings with our clients and the investments we manage, including for example disclosure of conflicts of interest. Our investment adviser has in the past and will in the future be subject to periodic SEC examinations. A regular or routine SEC examination will typically involve, at a minimum, a careful review of the adviser’s books and records and may include interviewing employees. The SEC examination staff may also conduct more

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frequent examinations focusing on a limited number of specific issues or conduct an examination “for cause.” Our investment adviser is also subject to other requirements under the Advisers Act and related regulations primarily intended to protect advisory clients. These additional requirements include maintaining effective and comprehensive compliance programs and written policies and procedures, record-keeping, reporting and disclosure, advertising and solicitation rules, safeguards for protecting client funds and securities, limitations on agency cross and principal transactions between an adviser and its advisory clients, restrictions on advisory contract assignments, privacy protection regulations, and anti-corruption rules relating to investors associated with U.S. state or local governments. The Advisers Act generally grants the SEC broad administrative powers, including the power to limit or restrict an investment adviser from conducting advisory activities in the event it fails to comply with federal securities laws. Additional sanctions that may be imposed for failure to comply with applicable requirements include the prohibition of individuals from associating with an investment adviser, the revocation of registrations, significant monetary penalties, disgorgement of gains, cease-and-desist orders and other censures. The SEC may bring civil actions against investment advisers, and seek damages or other relief, in a U.S. district court or before an administrative law judge. Even if an investigation or proceeding did not result in a sanction or the sanction imposed against us or our personnel by the SEC were small in monetary amount, the adverse publicity relating to the investigation, proceeding or imposition of these sanctions could harm our reputation and cause us to lose existing clients or fail to gain new clients.
Regulation of Money Transmission
FinCEN requires any administrator or exchanger of convertible digital assets to register with FinCEN as a money transmitter and comply with the Anti-Money Laundering Rules and counter-terrorist financing laws and regulations applicable to money transmitters. As part of our obligations under the BSA, we are required to develop, implement, and maintain a risk-based anti-money laundering program, provide an anti-money laundering-related training program, report suspicious activities and transactions to FinCen, comply with certain reporting and recordkeeping requirements, and collect and maintain information about our customers. In addition, we are required to comply with customer due diligence requirements designed to verify a customer’s identity.
U.S. states have adopted a spectrum of approaches to the regulation of digital assets, ranging from a state applying its own money transmission licensing regime, which 49 of the states have done in some form, to adopting a separate regulatory regime for the oversight of digital assets, such as New York’s BitLicense discussed below. In addition, the transmission of certain non-cryptocurrency digital assets, such as digital tokens, could also constitute a money services business, a federally regulated business. A subsidiary of GDH LP, Galaxy Digital Prime Services LLC, is registered as a money service business with FinCEN and has applied for money transmitter licenses in a number of states in order to effect aspects of its trading business. As a money services business, Galaxy Digital Prime Services LLC is required to comply with the Anti-Money Laundering Rules and any other laws and relegations applicable to a money services business. Furthermore, a number of U.S. states have adopted specific statutory provisions, or have issued guidance, regarding the treatment of virtual currencies under the money transmitter requirements of that U.S. state.
CFTC Regulation
The CFTC regulates markets in listed futures and various types of over-the-counter derivatives on commodities, when traded in, into or from the United States. The CFTC has taken the position that certain virtual currencies are commodities for purposes of the regulatory scheme of the Commodity Exchange Act of 1936 (the “CEA”). Generally speaking, trading in a principal capacity in commodities in the “spot” or “cash” markets would not subject a person to a licensing or regulation requirement under the CEA. The CFTC has jurisdiction over these spot commodity trading activities with respect to its anti-fraud and anti-manipulation authority under the CEA. The CEA imposes registration and regulatory requirements, including disclosure, reporting, and other requirements, on market participants engaged in commodity derivatives intermediary activities. This includes, for example, providing investment advice or fund management services to clients regarding commodity derivatives or engaging in principal or agency trading activities in commodity derivatives. Under the CEA, commodity derivatives may include swaps, futures, and retail commodity transactions. As a result of an acquisition in November 2020, we have a subsidiary, Galaxy

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DBL LLC, that is a CFTC-regulated commodity trading advisor and commodity pool operator and is a member of the National Futures Association.
Anti-Money Laundering Rules
We are subject to various anti-money laundering and counter-terrorist financing laws. As a broker-dealer, an investment adviser, and a money services business registered with FinCEN, we and Portum are subject to the Anti-Money Laundering Rules and are required to, among other things, develop, implement, and maintain a risk-based anti-money laundering program, provide an anti-money laundering-related training program, report suspicious activities and transactions to FinCEN, comply with certain reporting and recordkeeping requirements, and collect and maintain information about our customers. In addition, the Bank Secrecy Act requires us and Portum to comply with certain customer due diligence requirements as part of our anti-money laundering obligations, including developing risk-based policies, procedures, and internal controls reasonably designed to verify a customer’s identity. Many states and other countries impose similar, and, in some cases, more stringent requirements related to anti-money laundering and counter-terrorist financing. We have implemented a compliance program designed to prevent our platform from being used to facilitate money laundering, terrorist financing, and other illicit activity in countries, or with persons or entities, included on designated lists promulgated by OFAC and equivalent foreign authorities. Our compliance program includes policies, procedures, reporting protocols, and internal controls, and is designed to address legal and regulatory requirements as well as to assist us in managing risks associated with money laundering and terrorist financing. Anti-money laundering regulations are constantly evolving and vary from jurisdiction to jurisdiction. We continuously monitor our compliance with anti-money laundering and counter-terrorist financing regulations and industry standards and implement policies, procedures, and controls in light of the most current legal requirements. While Portum has not conducted any activities or transactions to date, substantially similar policies and procedures will be implemented for Portum prior to it conducting any such activities or transactions.
Virtual Currency Business Activity in New York
The NYDFS requires that any persons or entity engaging in virtual currency activity for third parties in or involving New York, excluding merchants and consumers, must apply for a license, commonly referred to as a BitLicense, from the NYDFS and must comply with anti-money laundering, cybersecurity, consumer protection, and financial and reporting requirements, among others. Subject to certain exemptions, virtual currency business activity includes virtual currency transmission, storing, holding, maintaining custody, buying or selling as a customer business or controlling, administering or issuing virtual currency. GDH LP is exploring the feasibility of applying for a New York BitLicense in order to effect aspects of its trading business.
South Dakota Trust Company
If the BitGo Acquisition is consummated, we will acquire BitGo Trust Company, Inc., a South Dakota-licensed trust company. BitGo Trust Company, Inc. is subject to regulation, examination and supervision by the South Dakota Division of Banking and as a money transmitter by the Connecticut Department of Banking. Regulations and guidance impose various requirements, including but not limited to, limitations on the ability to a trust company to engage in any activities other than those of a trust business or that are incidental thereto, a requirement to pledge and maintain certain assets as security for trust creditors of the trust company, capital requirements, operational limitations related to the nature of digital assets a trust company can hold under custody, U.S. Bank Secrecy Act and anti-money laundering program requirements, affiliate transaction limitations, and recordkeeping requirements. South Dakota laws and regulations also impose filing requirements when any person seeks, directly or indirectly, to acquire control of a South Dakota-licensed trust company, including when any person seeks to acquire 10 percent or more of a class of voting shares of such trust company.
New York Trust Company
If the BitGo Acquisition is consummated, we will acquire BitGo New York Trust Company LLC. As a New York State-chartered limited purpose trust company, BitGo New York Trust Company LLC. is subject

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to regulation, examination, and supervision by the NYDFS. NYDFS regulations impose various compliance requirements including, without limitation, operational limitations related to the nature of digital assets a trust company can hold under custody, capital requirements, U.S. Bank Secrecy Act and anti-money laundering program requirements, cyber-security requirements, affiliate transaction limitations, and notice and reporting requirements. New York laws and regulations also impose filing requirements when any person seeks, directly or indirectly, to acquire control of a New York-licensed trust company, including when any person seeks to acquire 10 percent or more of a class of voting shares of such trust company.
Lending
There is no U.S. federal law that requires registration or licensing for lending activities. However, if we were to originate consumer or commercial loans in the United States, we would be subject to federal laws including: the Truth-in-Lending Act, which requires creditors to provide consumers with uniform information regarding their loan transactions; the Equal Credit Opportunity Act, which prohibits creditors from discriminating against a number of protected groups; the Consumer Protection Act; the Fair Credit Reporting Act, which is administered by the CFPB and imposes disclosure requirements on creditors who take action based on information from credit reports; and the Fair Debt Collection Practices Act, which limits the permissible conduct of debt collectors in connection with the collection of consumer debt.
Some U.S. state laws may, under certain circumstances, require us to obtain a license from the relevant regulatory authority or authorities in a given state before conducting those lending activities. As a general matter, most state lending licensing laws focus their registration and regulatory requirements on small-dollar, consumer and household lending activities, not commercial lending activity. However, laws and licensing requirements related to lending activities vary from state to state. GDH LP is headquartered in the State of New York and will conduct its operations, including lending activities, from the State of New York. One or more of the legal entities through which GDH LP will conduct such lending activities will be incorporated in the State of Delaware. Generally, GDH LP expects to engage in its lending activities that are above the New York State dollar threshold and do not involve consumer credit transactions for purposes of Delaware State law. GDH LP intends to obtain the appropriate licenses if required. In connection with the acquisition of Drawbridge Lending and subject to regulatory approval in connection with a change of control, GDH LP has lending licenses in the following states: California, Delaware, Maryland, Montana, North Dakota and Rhode Island.
Consumer Protection
A number of U.S. federal, state, and local regulatory agencies, the Federal Trade Commission and the Consumer Financial Protection Bureau chief among them, regulate financial products and have broad consumer protection mandates and discretion in enforcing consumer protection laws, including matters related to unfair, deceptive, or abusive acts and practices. They also promulgate, interpret, and enforce rules and regulates that could affect GDH LP’s business.
Economic Sanctions
We must comply with economic and trade sanctions administered by the United States and other foreign governments in jurisdictions in which we operate. These sanctions can prohibit or restrict transactions to or from certain countries, regions, governments, and specified individuals. For instance, the Office of Foreign Assets Control includes cryptocurrency addresses to the list of Specially Designated Nationals whose assets are blocked and with whom U.S. person are generally prohibited.
Privacy and User Data
There are a number of laws, rules, directives, and regulations relating to the collection, use, retention, security, processing, and transfer of personally identifiable information about customers and employees. Because of that, much of the data we process, including certain financial information associated with individuals, is regulated by various privacy and data protection laws. These laws can apply, not only to third-party transactions, but also to information transferred between us, our subsidiaries, and other commercial parties.

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Canada
GDH LP’s diversified asset management firm dedicated to the cryptocurrency and blockchain sectors intends, in the future, to register or file for a registration exemption in Canada to sell or distribute securities, or to advise with respect to investments in securities, or to act as an investment fund manager, if required.
GDH LP may from time to time make loans to Canadian companies. If GDH LP does make such loans, then it will be subject to a licensing requirement as a mortgage lender under applicable mortgage broker legislation in the Provinces of British Columbia and Ontario. To the extent GDH LP engages in activities related to selling mortgages that it has originated then, in addition to British Columbia and Ontario, it would also be subject to a licensing requirement in the Provinces of Manitoba and Newfoundland and Labrador. Additional Canadian regulatory requirements would arise if loans were made in cryptocurrency instead of in cash, if loans were made to borrowers located in Saskatchewan and if GDH LP engaged in debt collection or mortgage broker activities for others. Under Canadian law, while there are no registration requirements that would apply to GDH LP if it were to engage in debt collection activities for its own loans, there are specific requirements and restrictions on interactions with debtors that it must comply with in connection with collecting or attempting to collect debts. There are also specific restrictions with respect to GDH LP referring to itself as a “bank”. GDH LP intends to comply with any such applicable requirements.
In March 2019, the Canadian Securities Administrators and the Investment Industry Regulatory Organization of Canada (“IIROC”) jointly published Consultation Paper 21-402 Proposed Framework for Crypto-Asset Trading Platforms (“CP 21-402”), in which they proposed regulation of platforms that facilitate the buying, selling or transferring of digital assets. The proposal contemplates platforms becoming registered as investment dealers and becoming both dealer and marketplace members of IIROC. The proposal addresses the risks and features of the platforms through a series of requirements to be further developed through consultation with the financial technology community, market participants, investors and other stakeholders. The framework is intended to apply both to platforms that operate in Canada and to those that have Canadian participants. The timing and impact of any final regulations remain uncertain.
In January 2020, the Canadian Securities Administrators published CSA Staff Notice 21-327 Guidance on the Application of Securities Legislation to Entities Facilitating the Trading of Crypto Assets, in which they provided guidance on certain factors to determine whether securities legislation applies to any entity that facilitates transactions relating to digital assets, including buying and selling digital assets as discussed in CP 21-402. The guidance provides examples of when securities legislation may or may not apply to certain platforms that facilitate the buying, selling or transferring of digital assets. The guidance is intended to apply both to platforms that operate in Canada and to those that have Canadian participants. GDH LP intends to comply with any such applicable guidance.
In March 2021, the Canadian Securities Administrators published CSA Staff Notice 51-363 Observations on Disclosure by Crypto Assets Reporting Issuers, in which they provided an outline of several disclosure observations and guidance based on the first annual filings by reporting issuers (other than investment funds) that engage materially with digital assets via mining and/or the holding/trading of those assets. GDH LP intends to comply with any such applicable guidance.
In March 2021, the Canadian Securities Administrators published CSA Staff Notice 21-329 Guidance for Crypto-Asset Trading Platforms: Compliance with Regulatory Requirements, in which they provided guidance on the regulation of crypto asset trading platforms (“CTPs”) that facilitate or propose to facilitate the trading of crypto assets that are: securities, contracts, or any other instruments that involve crypto asset trading. The guidance addresses existing requirements currently operating in Canadian jurisdictions and how these apply to the various business models used by CTPs. Specifically, the guidance distinguishes between marketplace platforms and dealer platforms. The guidance highlights the applicable Canadian securities legislation that apply to CTPs that serve Canadian clients, even if the CTPs are operated and managed outside of Canada. GDH LP intends to comply with any such applicable guidance.
Other Jurisdictions
GDH LP may engage in activities relating to digital assets in other jurisdictions, including, among other places, Japan, the U.K. and Hong Kong.

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Japan
The main regulations for digital assets in Japan are the Payment Service Act (“PSA”) and the Financial Instruments and Exchange Act (“FIEA”). The PSA regulates digital asset exchanges, digital asset custodians, and initial coin offerings (“ICO”). The FIEA regulates digital asset derivatives and security token offerings (“STO”).
The PSA, which was amended in 2016 and 2019, requires all digital asset exchanges to register with the Financial Services Agency (“FSA”). The PSA defines “Crypto Assets” broadly as digital assets that can be used to purchase goods and services from unspecified persons or that can be mutually exchanged with digital assets that can be used in the aforementioned manner. Digital assets linked to fiat currencies and those that are securities are explicitly excluded. The term “Crypto Asset Exchange Business” includes: (i) the sale and purchase of digital assets or exchange of a digital asset into another crypto asset; (ii) an intermediary, brokerage, or agency service for the sale, purchase, or exchange of digital assets; and (iii) management (custody) of digital assets on behalf of others. An operator offering such services to Japanese residents must register with the FSA as a “Crypto Asset Exchange Business Operator” (“CAEBO”). The duties of a CAEBO include customer identity verification, accountability, segregation of customers’ assets (more than 95% must be stored in a cold wallet), bookkeeping, compliance, and internal audits. The PSA also applies to OTC transactions and services for professional investors except for certain limited cases such as providing liquidity to registered CAEBOs. The PSA is supplemented by subsidiary legislation and guidelines of both the FSA and the Japan Virtual Currency Exchange Association (“JVCEA”) which is the self-regulatory body for CAEBOs.
The FIEA, which was amended in 2019, regulates crypto derivatives. A service provider offering crypto derivatives to Japanese residents must register as a “Type I Financial Instrument Exchange Business Operator” (“FIEBO”) with the FSA and is subject to strict supervision. The FIEA also applies to OTC derivatives and services for professional investors except for certain limited cases such as providing liquidity to registered FIEBOs. The FIEA is supplemented by subsidiary legislation and guidelines of both the FSA and JVCEA.
ICOs are regulated under the PSA, FSA and JVCEA subsidiary legislation. STOs are regulated under the FIEA, and FSA and Japan STO Association (in the case of fund type STO) or Japan Securities Dealer Association (in the case of stocks or bond type STO) subsidiary legislation.
U.K.
The Financial Services and Markets Act 2000, as amended (“FSMA”), provides that no person can perform a regulated activity in the UK without being authorized or exempt. A regulated activity is a specific activity that relates to a specified type of investment. The FSMA (Regulated Activities) Order 2001 (the “RAO”), a piece of subordinate legislation, specifies various activities such as dealing, advising, arranging and managing, that, when performed in relation to specified products or investments, such as shares, debt instruments and derivatives, are regulated activities in the UK.
The regulatory status of cryptoassets has recently been clarified by the U.K. Financial Conduct Authority (“FCA”) following a series of consultations and discussion papers. Specifically, the FCA adopted a taxonomy for identifying and determining the regulatory treatment of different types of cryptoassets based on three main categories: (i) security tokens; (ii) electronic money (or e-money) tokens; and (iii) and unregulated tokens. Security tokens provide rights and obligations that are akin to specified investments under the RAO, such as shares and debt instruments, and are therefore within the U.K. regulatory perimeter. E-money tokens that meet the definition of electronic money under the Electronic Money Regulations 2011 are also subject to regulation in the U.K. The category of unregulated tokens includes exchange tokens, such as cryptocurrencies, and utility tokens that grant holders access to a current or prospective product or service within a discrete network. Although unregulated tokens fall outside of the U.K. regulatory perimeter, certain activities in relation to such tokens may constitute payment services that are subject to regulation under the Payment Services Regulations 2017 (“PSRs”). For example, the transfer of unregulated tokens (such as crypto-to-crypto exchanges) may not amount to a regulated payment service, but fiat currency-to-crypto and crypto-to-fiat currency exchanges may be regulated under the PSRs.
The FCA has on a number of occasions expressed concerns regarding the appropriateness of certain types of cryptoasset products for retail investors. The volatility of these products combined with the lack of

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a reliable basis for valuation led to the FCA to ban the marketing, distribution and sale to retail clients of derivatives and exchange traded notes that reference certain types of cryptoassets from January 6, 2021. The ban applies to products that reference unregulated cryptoassets rather than security tokens and e-money tokens which as noted above already fall within the U.K. regulatory perimeter. The ban impacts both regulated and unregulated firms that market, distribute or sell derivatives or exchange traded notes that reference unregulated cryptoassets in or from the U.K.
In the U.K., communicating an offer or inducement to engage to in an investment activity is prohibited unless the person making the communication is authorized, the content of the communication is approved by an authorized person, or the communication is otherwise exempt. This is referred to as the financial promotion restriction. The term investment activity broadly corresponds to regulated activities discussed above in the context of the RAO (i.e., dealing, advising, arranging and managing in relation to regulated investments). The financial promotion restriction means that promotions of regulated cryptoasset products, such as security tokens and e-money tokens, can only be lawfully communicated by U.K. authorized firms or in accordance with an applicable exemption. In July 2020, H.M. Treasury published a consultation on extending the financial promotion regime to capture promotions of certain types of unregulated cryptoassets. The consultation closed in October 2020, and it is anticipated that any changes to the financial promotion regime will be introduced during the course of 2021.
GDH LP’s subsidiary Galaxy Digital UK Ltd. (“GD UK”) became an appointed representative in 2019. An appointed representative is a firm that is exempt from the prohibition on carrying on regulated activities. Specifically, an appointed representative may lawfully perform certain regulated activities and act on behalf of a firm that is directly authorized by the FCA, which is referred to as its principal. Being an appointed representative means GD UK can undertake regulated activities in the U.K. in relation to security and e-money tokens without the need to become FCA authorized on the basis of its principal’s authorization. As an appointed representative, GD UK is not required to hold regulatory capital and has substantially fewer ongoing compliance obligations than would be the case if it was FCA authorized. It may also communicate certain types of financial promotions provided they relate to regulated activities for which GD UK is exempt on the basis of its principal’s authorization.
On January 10, 2020, amendments to the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 (the “MLRs”) came into effect which make the FCA responsible for the AML/CTF supervision of certain UK “cryptoasset exchange providers” and “custodian wallet providers’’. The amended MLRs define a “crypto-asset exchange provider” to mean, “a firm or sole practitioner who by way of business provides one or more of the following services, including where the firm or sole practitioner does so as creator or issuer of any of the cryptoassets involved, when providing such services—(a) exchanging, or arranging or making arrangements with a view to the exchange of, cryptoassets for money or money for cryptoassets, (b) exchanging, or arranging or making arrangements with a view to the exchange of, one cryptoasset for another, or (c) operating a machine which utilizes automated processes to exchange cryptoassets for money or money for cryptoassets” (the entire foregoing definition referred to herein as “Cryptoasset Business Activities”). All businesses which were conducting Cryptoasset Business Activities before January 10, 2020, were permitted to continue with that business, in compliance with the MLRs, on the basis of a temporary FCA registration but were required to either apply for full registrations by January 10, 2021 or stop all Cryptoasset Business Activity. Accordingly, on June 30, 2020, GD UK applied to be registered under the MLRs to carry on Cryptoasset Businesses Activities. On November 25, 2021, GD UK was informed by the FCA that its registration under the MLRs has been approved, enabling GD UK to carry on its specific Cryptoasset Business Activity in the UK.
Hong Kong
The primary legislation in Hong Kong that governs the securities industry is the Securities and Futures Ordinance (“SFO”). Firms which engage in the conduct of “regulated activities” are subject to the licensing or registration regime of the Securities and Futures Commission (“SFC”); and the SFC has supervisory powers over intermediaries licensed or registered with the SFC in the conduct of “regulated activities” under the SFO. The scope of “regulated activities” largely depends on whether the subject matter falls within the legal definitions of “securities” or “futures products” under the SFO.

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The SFC in November of 2018 issued guidance related to virtual assets and securities tokens, which included measures to protect the interests of investors in virtual asset portfolios or funds and explored the potential regulation of virtual asset trading platforms. A regulatory framework was then implemented by the SFC in November 2019 for virtual asset exchanges that involve at least one security token. Various guidance has also been issued for intermediaries managing virtual asset portfolios, distributing or marketing virtual asset funds / security tokens, or both. Firms which do not conduct any “regulated activities” under the SFO will continue to operate outside the legal jurisdiction of the SFO.
In May 2020, the Financial Services and the Treasury Bureau (“FSTB”) published the conclusion of its public consultation on a broader regulatory framework for virtual asset services providers, which ended on January 31, 2021. The consultation cleared the path for an amendment to Anti-Money Laundering Ordinance, or AMLO, to implement a number of Financial Action Task Force recommendations relating to the sector. The proposals include a licensing and AML/CFT compliance framework administered by the SFC for “VA exchanges”, being trading platforms that allow for offers or invitations to be made to buy or sell virtual assets in exchange for any fiat money or virtual assets, and which come into custody, control, power or possession of, or over, any money or any virtual asset at any point in time during the course of their business. Peer-to-peer trading platforms are proposed to be excluded, as are a number of virtual asset types, such as digital representations of fiat money and closed-loop limited purpose items that are non-transferable, non-exchangeable and non-fungible (such as reward program points). Under the current proposal, a licensed VA exchange can only offer services to professional investors and must impose rigorous criteria for the inclusion of virtual assets to be traded on its platform. Only locally incorporated companies with a permanent place of business in Hong Kong will be considered for the granting of a license, and the applicant must satisfy a “fit-and-proper” test. FSTB currently targets to introduce the amendment bill in the 2021-22 legislative session.
Certain countries or jurisdictions, including but not limited to China, Russia, South Korea, the United States and Canada, may take regulatory actions now or in the future that severely restrict the right to acquire, own, hold, sell, mine or use digital assets. Such limitations could cause the price of any affected digital asset to decrease substantially and restrict the ability of GDH LP to operate as planned, if at all.
Other
If the BitGo Acquisition is consummated, we will acquire BitGo’s subsidiaries in various non-U.S. jurisdictions, including: BitGo GmbH in Switzerland, a member of the Swiss Financial Services Standards Association (VQF) supervised by the Swiss Financial Market Supervisory Authority (FINMA), which provides custodial services for digital assets; BitGo Deutschland GmbH in Germany, which provides custodial services for digital assets and is qualified for “grandfathering” until the German Federal Financial Supervisory Authority (BaFin) awards BitGo Deutschland GmbH a full license; BitGo Singapore PTE. LTD in Singapore, which provides both digital payment token services and custodial services for digital assets and has submitted an application to the Monetary Authority of Singapore for a license under the Payment Services Act. As a result, certain of our operations will be subject to regulation and supervision by applicable non-U.S. authorities, such as: the Swiss Financial Services Standards Association (VQF) which focuses on compliance with the Anti-Money Laundering Act (AMLA) and the professional rules of conduct prescribed by FINMA; the German Federal Financial Supervisory Authority (BaFin), which conducts money laundering supervision under the German Money Laundering Act, enforces professional standards of conduct under the German Securities Trading Act, and prevents unauthorized financial business activity; and the Monetary Authority of Singapore, which regulates payment services under the Payment Services Act and requires any entity that provides any type of payment services to first acquire a license. After consummation of the BitGo Acquisition, we will coordinate with these BitGo subsidiaries and continuously monitor our compliance with the applicable legal and regulatory requirements in these jurisdictions.
Legal Proceedings
From time to time, we may be involved in various legal proceedings and subject to claims that arise in the ordinary course of business. We are also subject to regulatory oversight by numerous state, federal, and foreign regulators. Although the results of litigation and claims are inherently unpredictable and uncertain, we are not currently a party to any legal proceedings the outcome of which, if determined adversely to us,

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are believed to, either individually or taken together, have a material adverse effect on our business, financial condition or results of operations. Regardless of the outcome, litigation has the potential to have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.
Intellectual Property
Our success depends in part upon our ability to obtain and maintain intellectual property protection for our brand, technology and inventions; to preserve the confidentiality of our trade secrets; to defend and enforce our intellectual property and proprietary rights; and to operate without infringing, misappropriating or otherwise violating the valid and enforceable patents and other intellectual property rights of third parties.
We rely on a combination of patents, trademarks, service marks, trade secrets and domain names to protect our proprietary technology and other intellectual property.
We rely upon trade secrets, confidential know-how and continuing technological innovation to develop and maintain our competitive position. However, trade secrets and confidential information are difficult to protect. We seek to control access to and distribution of our confidential and proprietary information, including our algorithms, source and object code, designs, and business processes, through physical, technical, and administrative security measures and contractual restrictions. We seek to limit access to our confidential and proprietary information on a “need to know” basis and enter into confidentiality and nondisclosure agreements with our employees, consultants, customers and vendors that may receive or otherwise have access to any confidential or proprietary information. We also obtain written invention assignment agreements from our employees, consultants, and vendors that assign to us all right, interest and title to inventions and work products developed during their employment or service engagement with us. However, these agreements may not provide meaningful protection. These agreements may also be breached, and we may not have an adequate remedy for any such breach.
Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our technology or obtain and use information that we regard as proprietary, or our technology and proprietary information could be unintentionally or intentionally misused by our employees. Third parties may independently develop the same or similar proprietary information or technology or may otherwise gain access to our proprietary information or technology. As a result, we may be unable to meaningfully protect our trade secrets and proprietary information.
Intellectual property rights may not address all potential threats to our competitive advantage. See “Risk Factors—Risks Related to Regulation, Information Systems and Privacy Matters” for a description of risks related to our intellectual property and information technology systems.
Properties
Our principal offices are located in a leased office at 300 Vesey Street, New York, New York, 10282 and consist of approximately 10,040 square feet. We use this facility for administration, sales and marketing, technology and development and professional services. We also lease additional office spaces, including in Tokyo, London, Hong Kong, Amsterdam, New York, Chicago and Jersey City.
INFORMATION ABOUT BITGO
Unless the context otherwise requires, all references in this section to “BitGo” refer to BitGo Holdings, Inc. and its subsidiaries prior to the consummation of the BitGo Acquisition.
Overview
BitGo is a leader in digital asset financial services, providing clients with liquidity, custody, and security solutions. Contrary to other providers who focus on the retail segment, BitGo’s business and products are built for serving institutional investors, high net worth individuals and service providers.
BitGo’s products and services to its clients across these areas include: (i) digital asset custody services, including BitGo’s multi-signature wallet platform and both qualified custody and self-managed custody solutions, (ii) liquidity and prime services, including prime trading, prime lending, and settlement services,

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(iii) portfolio tools, including a digital asset portfolio management dashboard and management tool and digital asset tax tracking and reporting tools, and (iv) software development tools and professional services to develop smart contracts. These products and services work together to allow BitGo’s clients to mitigate risk with respect to their digital assets and optimize capital efficiency.
Over the past ten years, BitGo has been a pioneer in developing and offering custody and security solutions for cryptocurrency and digital assets. BitGo’s products and services have helped facilitate exponential growth within the cryptocurrency and digital asset investment and trading industries, and BitGo has become a critical pillar of global cryptocurrency and digital asset trading. Today, BitGo processes approximately 20% of all global Bitcoin transactions and supports custody for over 400 coins and tokens. BitGo’s customer base includes the world’s largest cryptocurrency exchanges and institutional investors and spans more than 50 countries. BitGo’s total revenues were $36.8 million for the year ended December 31, 2020, representing an increase of $17.2 million, or 87.4%, compared to the year ended December 31, 2019.
BitGo continues its drive to make digital asset investing and trading convenient, secure, and efficient through ongoing innovation and providing best in class products and services to its clients across the globe.
BitGo’s History
BitGo, Inc. was incorporated in Delaware in 2011 under the name “Whensoon, Inc.” BitGo’s name was amended to “Twist and Shout, Inc.” later in 2011 and then to “BitGo, Inc.” in 2014. BitGo Holdings, Inc. was incorporated in Delaware in 2017. As part of a 2018 merger transaction between BitGo Holdings, Inc., BitGo, Inc. and its stockholders, BitGo, Inc. became a wholly-owned subsidiary of BitGo Holdings, Inc., and the stockholders of BitGo, Inc. became stockholders of BitGo Holdings, Inc.
In 2018, BitGo launched BitGo Trust Company, Inc., the first qualified custodian purpose-built for storing digital assets. BitGo subsequently established BitGo New York Trust Company LLC in 2021, expanding its custody offering.
In February 2020, BitGo acquired Lumina Technologies, Inc., and also acquired from Harbor Platform, Inc. substantially all of its assets and business, including the acquisition of its subsidiaries Harbor Technologies, LLC, Harbor Digital Transfer Agent LLC and Portum Capital LLC.
Subsequently in 2020, BitGo launched Prime Trading and Lending and BitGo Portfolio and Tax. Together with BitGo’s legacy custody security solutions, the addition of these products provided BitGo’s clients with a full-stack, integrated solution for digital asset management and trading.
BitGo’s Organization
BitGo is headquartered in Palo Alto, California. BitGo maintains office space at Palo Alto, California; New York City, New York; Sioux Falls, South Dakota; and Berlin, Germany. In addition, BitGo has wholly-owned subsidiaries organized in New York, New York; Sioux Falls, South Dakota; London, England; Tokyo, Japan; Berlin, Germany; Zug, Switzerland and Singapore.
BitGo Trust Company, Inc. is a trust company licensed with and regulated by the South Dakota Division of Banking and the Connecticut Department of Banking as a money transmitter. BitGo New York Trust Company LLC is licensed with and regulated by the New York Department of Financial Services. Portum Capital LLC is licensed with and regulated by the Financial Industry Regulatory Authority (FINRA). Harbor Digital Asset Transfer Agent, LLC is licensed with and regulated by the Securities and Exchange Commission (“SEC”). BitGo GmbH is licensed with and regulated by the Swiss Financial Services Standards Association (“VQF”). BitGo Deutschland GmbH is licensed with and regulated by the German Bundesanstalt für Finanzdienstleistungsaufsicht (“BaFin”). BitGo Singapore PTE. LTD is licensed with and regulated by the Monetary Authority of Singapore (“MAS”).
BitGo’s Products and Services
BitGo’s core products and services consist of four business segments:
•
Digital asset custody services, including BitGo’s multi-signature wallet platform and both qualified custody and self-managed custody solutions.

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BitGo’s wallet platform is designed to create an ideal balance between security and accessibility, with the goal of enabling clients to move assets seamlessly and reliably, protected by BitGo’s pioneering multi-signature security, multi-user policy controls, and advanced security configurations. BitGo Custody is purpose-built for institutions demanding the highest-level of security and compliance for their digital assets. BitGo’s self-managed custody solution was built for firms based in jurisdictions that have a regulatory requirement to manage keys locally in deep cold storage. BitGo self-managed custody is the same technology utilized by BitGo Trust Company, Inc., which we believe is the world’s largest regulated and purpose-built digital asset custodian. BitGo provides powerful enterprise-grade features and seeks to offer complete client control over how and where both client and backup keys are stored and generated.
•
Liquidity and prime services, including prime trading, prime lending, and settlement services.

BitGo Prime Trading combines access to liquidity with best-in-class security while connecting to multiple liquidity venues, and is designed to allow clients to trade directly and anonymously from the safety of insured, cold storage. Sourcing from a deep pool of liquidity across a number of exchanges and market makers, BitGo Prime trades on a riskless principal basis, providing direct liquidity to clients. BitGo Prime is fully integrated with BitGo’s institutional-grade custody, portfolio management and tax solutions, creating a connected, front-to-back user experience. Clients can gain insight into execution-level details and track cost basis, realized gains/losses and tax lots in real-time. BitGo is a regulated entity committed to upholding the highest standards of compliance and security in the digital assets financial services industry. BitGo employs a dedicated risk manager to provide real-time risk management and help evaluate market risk, counterparty exposure risk, concentration risk and collateral coverage. BitGo also provides detailed, customized reporting for all clients. BitGo’s relationships with institutional-grade lenders also allow it to provide its clients with access to digital assets, coupled with BitGo’s own internal inventory. BitGo aims to procure assets quickly and efficiently, enabling clients to capitalize on market opportunities.
•
Portfolio tools, including a digital asset portfolio management dashboard and management tool and digital asset tax tracking and reporting tools.

BitGo Portfolio is designed to make the process of transaction resolution (defining the type and cost basis of individual transactions) more accurate, efficient and scalable. The system’s auto resolution, smart resolution, and manual resolution capabilities work in conjunction to provide clients with more control over internal accounting processes and the ability to construct either a completely automated or more manual workflow. Clients are able to view and manage their entire digital asset portfolio across top exchanges, blockchain wallets and service providers, all in one place, as well as track historical performance, current positions and asset allocations. BitGo Portfolio allows users to produce a wide variety of comprehensive reports organized by portfolio, holdings and line items. BitGo Tax allows institutional clients to confidently track and understand the performance and returns of their digital asset portfolio. The solution, which is fully integrated with BitGo Portfolio, calculates cost basis, realized gains/losses and tax lots across a full historical dataset of integrated wallets, exchanges and digital asset service providers. BitGo Tax provides full visibility into cost basis and returns on both an aggregate and per-transaction level. Clients are able to generate a comprehensive view of all realized events to understand capital gains and losses. BitGo Tax enables clients to convert historical transaction data into export-ready audit, compliance and tax reports. A realized report provides easy access to all taxable events within a portfolio and tax lot reports can be leveraged to support a spectrum of tax-efficiency strategies.
•
Software development tools and professional services to develop smart contracts.

BitGo provides a simple and robust RESTful API and client SDK to integrate digital currency wallets with client applications. In Platform V2, BitGo extended its API and SDK to allow the management of multiple digital currencies and wallets through a single, unified interface. The BitGo SDK enables the creation of multi-signature wallets, wallet balance and transaction listing, transaction creation and signing, transaction monitoring and notifications, secure user authentication, multi-user workflows for use in enterprise environments, and policies and spending limits.

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In particular as of October 31, 2021, BitGo provides its clients and customers with the following financial services in respect of the below-listed digital assets:
Token	Custody Service(1)	Prime Trading	Prime Lending	Settlement	Blockchain wallets
BTC	X	X	X	X	X
BCH	X	X	X	X	X
BTG	X
WBTC	X
LTC	X	X	X	X	X
XRP	X				X
ETH	X	X	X	X	X
ETC	X				X
DASH	X		X		X
XLM	X		X		X
ALGO	X
ZEC	X				X
EOS	X		X
TRON	X
CELO	X
XTZ	X
HBAR	X
RBTC	X
CSPR	X
STX	X
USDC		X	X
BAT			X
LINK			X
USDT			X
AION					X
ZEN					X
DGB					X
DOGE					X

(1)
BitGo also offers custody services for certain ERC-20s, Stellar and Algorand Standard Assets tokens.

BitGo’s Competitors and Other Challenges
While numerous companies operate in the same space in which BitGo competes, BitGo considers its primary competitors to include Bakkt, Coinbase, Fidelity Digital Assets, Gemini, Genesis, NYDIG and Paxos. Of these competitors, BitGo believes that it is the only company to offer a full suite of solutions that includes multi-signature security wallet platform, qualified and independent custody services, and trading from cold storage in addition to multi-venue trading.
However, due to the nature of the BitGo’s business and the rapid developments throughout the broader industry in which it operates, BitGo is subject to a number of material challenges, obstacles and risks, including:
•
BitGo’s operating results are dependent on the prices of digital assets and volume of transactions that we conduct. If such price or volume declines, BitGo’s business, operating results, and financial condition would be adversely affected.

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•
BitGo’s business depends on BitGo’s ability to effectively invest in, implement improvements to, and properly maintain the uninterrupted operation, security and integrity of, BitGo’s operating platform and other information technology and business systems.

•
BitGo’s revenues and costs may fluctuate due to start-up costs associated with new businesses or products and services while revenues may take time to develop, which may adversely impact BitGo’s results of operations.

•
BitGo's success will depend on BitGo’s ability to develop and incorporate new offerings and adapt to technological changes and evolving industry practices. If we are unable to do so in a timely or cost-effective manner, BitGo’s business and BitGo’s ability to successfully compete, retain existing customers, and attract new customers may be adversely affected.

•
BitGo’s operating results have and will significantly fluctuate due to a variety of factors, including the highly volatile nature of cryptocurrency.

•
BitGo's businesses may require regulatory licenses and qualifications that we do not currently have and that may be costly and time-consuming to obtain and, if obtained, may subsequently be revoked.

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MANAGEMENT
References in this “Management” section to “Galaxy Digital,” “Galaxy,” “we,” “us,” “our” and other similar terms refer to (i) GDHL, before giving effect to the Reorganization and the Reorganization Merger, and (ii) Pubco, after giving effect to the Reorganization and the Reorganization Merger and, if consummated, the BitGo Acquisition, as the context requires.
Directors and Executive Officers of Galaxy
The following table sets forth the names, ages and titles of Galaxy’s directors, director nominees, executive officers following the Reorganization and the Reorganization Merger and, if consummated, the BitGo Acquisition.
Name	Age	Position
Michael Novogratz	57	Founder, Chief Executive Officer and Director
Michael Daffey	55	Chair of the Board of Directors
Bill Koutsouras	49	Lead Director
Theagenis Iliadis	56	Director
Nereida Flannery	51	Director
Dominic Docherty	45	Director
Rhonda Adams Medina	56	Director Nominee
Richard Tavoso	56	Director Nominee
Michael Belshe*	50	Director Nominee; to become Deputy CEO
Christopher Ferraro	37	Co-President
Damien Vanderwilt	43	Co-President, Head of Global Markets
Alex Ioffe	54	Chief Financial Officer
Andrew Siegel	55	General Counsel & Chief Compliance Officer

Notes:
(1)
Member of the Audit Committee.

(2)
Member of the Compensation, Corporate Governance, Nominating Committee.

*
Assuming BitGo Acquisition is consummated.

Each officer serves at the discretion of Galaxy’s board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of Galaxy’s directors or executive officers.
Set forth below is a description of the background of the persons named above.
Michael Novogratz is the founder of Galaxy and has served as Galaxy’s Chief Executive Officer since December 2017. Mr. Novogratz also served as Chairman of GDHL from July 2018 until September 2021, currently serves on GDHL’s board of directors, and will serve on Pubco’s board of directors upon consummation of the Reorganization and the Reorganization Merger. Prior to founding Galaxy, Mr. Novogratz founded Galaxy Investment Partners, a family office. Prior to that, in 2002 he joined Fortress Investment Group LLC where he served as a Partner and President until January 4, 2016. Before Fortress, Mr. Novogratz spent 11 years at Goldman Sachs, where he was elected Partner in 1998. Mr. Novogratz served on the New York Federal Reserve’s Investment Advisory Committee on Financial Markets from 2012 to 2015. Mr. Novogratz holds a bachelor’s degree in Economics from Princeton University and served as a helicopter pilot in the United States Army. He is on the Board of Directors for Beat the Streets, Inc., the Jazz Foundation, Friends of Hudson River Park, the Bail Project, Princeton Varsity Club and the board of overseers for New York University Hospital.

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Michael Daffey has served as Chair of GDHL’s board of directors since September 2021 and will serve as Chair of Pubco’s board of directors upon consummation of the Reorganization and the Reorganization Merger. He is also a senior advisor to Galaxy. Mr. Daffey spent over 25 years in the financial services sector at Goldman Sachs. Most recently, he was a Partner (since 2002), Chairman of the Global Markets Division and a member of the Management Committee at Goldman Sachs, a position he held since 2014. Mr. Daffey built his career in the trading division at Goldman Sachs, rising to top roles, including leading equities sales globally as well as fixed income and foreign exchange sales for Europe, Middle East, and Africa. He also served as a member of Goldman’s European Management Committee, Firmwide Client and Business Standards Committee, and Global Markets Executive Committee. Prior to this, Mr. Daffey was the Global Co-Chief Operating Officer of Goldman’s Equities business. Mr. Daffey holds a bachelor’s degree in economics and finance from the University of New South Wales.
Bill Koutsouras has served as Lead Director of GDHL’s board of directors since July 2018 and will serve on Pubco’s board of directors upon consummation of the Reorganization and the Reorganization Merger. Since 2011, Mr. Koutsouras has served as the principal at Kouts Capital, an advisory services company providing assistance to companies with corporate finance and capital markets related transactions including providing strategic advice, introduction to capital providers and transaction structuring and implementation. Previously, Mr. Koutsouras was the Executive Vice President and Chief Financial Officer of Endeavor Financial Corporation, a mining focused merchant banking business. Mr. Koutsouras is also a Chartered Professional Accountant and Chartered Financial Analyst and a member of the Chartered Professional Accountants of Canada and the CFA Institute. Mr. Koutsouras holds a bachelor’s degree in Economics from University of Toronto.
Theagenis Iliadis has served as a member of GDHL’s board of directors since July 2018 and will serve on Pubco’s board of directors upon consummation of the Reorganization and the Reorganization Merger. Mr. Iliadis has served as the Chief Executive Officer and Chairman of the Board for Tasos Alexiou S.A., a real estate and investment corporation since 2018 and Beachrocks Mykonos Ltd., a real estate development company since 2019. Mr. Iliadis served on the board of directors and supervisory board of Piraeus bank for 12 years. Mr. Iliadis was also on the Board of the Piraeus Bank Investment Fund and Piraeus Leasing Company where he oversaw the bank’s growth into the second largest banking group in Greece. Mr. Iliadis holds a bachelor’s degree in Political Economy from Princeton University.
Nereida Flannery has served as a member of GDHL’s board of directors since July 2018 and will serve on Pubco’s board of directors upon consummation of the Reorganization and the Reorganization Merger. Ms. Flannery is currently the CEO of Kea Consulting, an Asian market entry strategy and investment consulting firm, which she founded in 2016. From 2014 until 2016, Ms. Flannery co-founded and was the Managing Partner of GMP Securities Asia, Investment Banking. In 2001, Ms. Flannery co-founded The Balloch Group (TBG), a leading investment advisory firm in China. Prior to founding TBG, she was a Shanghai-based General Manager and Vice President for International Business Development at Alibaba.com. Before that, Ms. Flannery served as Country Manager of the Canada China Business Council in China. Ms. Flannery is the Board Chairman for Business for Better Society, a non-profit organization she founded. Ms. Flannery holds a bachelor’s degree in political science from Queen’s University in Canada.
Dominic Docherty has served as a member of GDHL’s board of directors since June 2020, has served on the Board of Managers of Galaxy Digital Holdings GP LLC since July 2018 and will serve on Pubco’s board of directors upon consummation of the Reorganization and the Reorganization Merger. Since 2014, Mr. Docherty has also served as founder of CapitalAssured.com, which is active in the real estate sector promoting UK property investment opportunities to the Middle East and Asia. Since 2013, Mr. Docherty has held his role as founder and Managing Director of CloudHPT.com, a managed infrastructure cloud business which serves the Middle East and North Africa. Since 2002, Mr. Docherty has been founder and Managing Director of BIOS Middle East (BIOSME.com), a Managed Service & Cloud Provider. Mr. Docherty holds a bachelor’s degree in economics and a master’s degree in business/managerial economics, both from University of Portsmouth.
Rhonda Adams Medina is expected to become a member of Pubco’s board of directors upon consummation of the Reorganization and the Reorganization Merger and has served on the Board of Managers of Galaxy Digital Holdings GP LLC since September 2020. Ms. Medina has served as Director of Business and Legal Affairs at Netflix since January 2019. Prior to Netflix, Ms. Medina was the Vice

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President, Business and Legal Affairs, at NBC Universal Kids for two years and spent 17 years at Nickelodeon, most recently as Senior Vice President and Deputy General Counsel. Ms. Medina serves on the boards of the Princeton Medical Center Foundation; McCarter Theatre Center; and the advisory council of Princeton University’s Department of African American Studies. Ms. Medina formerly served on the advisory council of Harvard Law School’s Charles Hamilton Houston Institute for Race and Justice and is an emeritus advisory board member of the United Nations Foundation’s Girl Up campaign. Ms. Medina has a bachelor’s degree in East Asian Studies from Princeton University and a Juris Doctorate from Harvard Law School.
Richard Tavoso is expected to become a member of Pubco’s board of directors upon consummation of the Reorganization and the Reorganization Merger. Mr. Tavoso previously served as President at Galaxy Digital LP starting in December 2017 and then served as President of Galaxy from July 2018 to December 2018. He has served on the Board of Managers of Galaxy Digital Holdings GP LLC since July 2018. Prior to his time at Galaxy, Mr. Tavoso spent 20 years (March 1995 to January 2015) at RBC Capital Markets where he served as a Managing Director at RBC Capital Markets, Head of Global Arbitrage & Trading Division, and was a member of the Capital Markets Operating Committee. Previously, Mr. Tavoso spent seven years at Kidder Peabody, where he built and managed the Tokyo equity derivatives group. Mr. Tavoso has a bachelor’s degree in History from Princeton University.
Michael Belshe is expected to become a member of Pubco’s board of directors and serve as Deputy CEO following the consummation of the BitGo Acquisition. Mr. Belshe currently serves as Co-Founder and Chief Executive officer of BitGo, Inc., a crypto custodying firm, which he founded in 2011. Mr. Belshe has held various roles in the software development space throughout his career. Mr. Belshe holds a bachelor degree in Computer Science from California Polytechnic State University-San Luis Obispo.
Christopher Ferraro has served in various senior executive roles at Galaxy since February 2017 including Co-head of Merchant Bank, Chief Investment Officer and President/Co-President. Previously, Mr. Ferraro was a Managing Director and Partner at HPS Investment Partners, LLC (f.k.a. Highbridge Principal Strategies), where he worked within the Direct Lending and Special Situations Group. Mr. Ferraro began his career at BlackRock Kelso Capital Advisors, an investment manager for a publicly traded business development company focused on structuring and executing on middle-market structured debt and equity investments. Mr. Ferraro holds bachelor’s degrees in Applied Mathematics and in Economics from Yale University.
Damien Vanderwilt has served as a Co-President and Head of Global Markets of Galaxy since December 2020. Previously, Mr. Vanderwilt spent 20 years at Goldman Sachs, becoming a Partner in 2016. At Goldman Sachs, he held several leadership positions across both Equities and Fixed Income, Currency and Commodities. Mr. Vanderwilt holds a Bachelor of Commerce degree in Finance & Economics from Bond College.
Alex Ioffe has served as Chief Financial Officer at Galaxy since April 2021. Previously, Mr. Ioffe served as Chief Financial Officer at Virtu Financial, a market making and execution services financial firm, from September 2019 to August 2020. Prior to that, Mr. Ioffe spent 15 years as Chief Financial Officer for the brokerage business of Interactive Brokers, a multi-national brokerage company, where he assisted the parent company in its initial public offering. Mr. Ioffe has a bachelor’s degree in Mechanical Engineering from Lehigh University and a Master’s of Business Administration from Columbia Business School.
Andrew Siegel has served as General Counsel and Chief Compliance Officer at Galaxy since July 2018. Mr. Siegel joined Galaxy Digital LP in December 2017 as the Chief Compliance Officer prior to transitioning to the role of General Counsel at GDHL. Previously, Mr. Siegel served in a variety of legal and compliance roles at Perella Weinberg Partners, a global independent investment banking firm, including as its General Counsel, Chief Compliance Officer and Chief Regulatory Officer. Previously, he was General Counsel and Chief Compliance Officer of Stanfield Capital Partners LLC, an SEC-registered, alternative asset manager based in New York. Prior to that, Mr. Siegel served in the law division of Morgan Stanley, initially advising its Investment Banking Department. Ultimately, he was the senior attorney responsible for advising Morgan Stanley Investment Management’s alternative investment funds, including its private equity funds, venture capital funds, hedge funds and fund of funds. Previously in his career, Mr. Siegel was a corporate attorney at Shearman & Sterling where he focused on public and private mergers and acquisitions, private

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equity transactions, and joint ventures. Mr. Siegel holds a bachelor’s degree in Political Science from Tufts University and a Juris Doctor degree from Washington College of Law at American University.
Board of Directors
Board Structure and Compensation of Directors
Following the Reorganization, the Reorganization Merger and the BitGo Acquisition, Galaxy’s board of directors will consist of [•] directors (or [•] directors, if the BitGo Acquisition is not consummated). To the extent we successfully list our Class A common stock on the Nasdaq, each of each of [•], [•] and [•] qualify as independent directors under the applicable corporate governance standards of the Nasdaq. All of Galaxy’s directors serve one-year terms, with each director up for election every year.
Our independent directors will appoint a “lead director,” whose responsibilities will include, among others, calling meetings of the independent directors, presiding over executive sessions of the independent directors, participating in the formulation of board and committee agendas and, if requested by stockholders, ensuring that he or she is available, when appropriate, for consultation and direct communication.
The size of our board of directors may be reduced or expanded from time to time and will be fixed exclusively by resolutions adopted by the board, subject to the terms of the Director Nomination Agreement as long as such agreement is in effect. Pursuant to the terms of the Director Nomination Agreement, so long as GGI continues to beneficially own, in the aggregate and without duplication at least 25% of the total number of issued and outstanding shares of our common stock as of the date of such calculation, GGI shall be entitled to nominate one director to the board of directors; and our board of directors of Galaxy must take certain actions and use its reasonable best efforts to cause any such nominee to be elected or to fill such vacancy. This right will be deemed to have been exercised for so long as our Founder remains on our board of directors.
Directors who are also full-time officers or employees of our company will receive no additional compensation for serving as directors. All other directors will receive an annual retainer of $50,000 and $100,000 in DSUs.
Director Independence
Our board of directors has affirmatively determined that each of [•], [•] and [•] qualify as independent directors under the Nasdaq listing standards.
Background and Experience of Directors
When considering whether directors and director nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ and director nominees’ individual biographies set forth above. We believe that our directors and director nominees provide an appropriate mix of experience and skills relevant to the size and nature of our business. In particular, the members of our board of directors considered the following important characteristics, among others:
•
Mr. Daffey—our board of directors considered Mr. Daffey’s experience in a senior leadership role at a large global financial institution, where he led businesses through several cycles of growth, innovation, and transformation. His insights and relationships are invaluable to Galaxy as we facilitate the institutionalization of cryptocurrencies as an asset class.

•
Mr. Novogratz—our board of directors considered Mr. Novogratz perspective, experience and thorough knowledge of our business and the cryptoeconomy as our founder and Chief Executive Officer.

•
Mr. Koutsouras—our board of directors considered Mr. Koutsouras’s prior public company experience, extensive financial background, including in leadership positions, assisting companies with financing and strategic advice.

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•
Mr. Iliadis—our board of directors considered Mr. Iliadis’s prior public company experience and background and experience in the financial services and real estate sectors.

•
Ms. Flannery—our board of directors considered Ms. Flannery’s background in advising companies in mergers & acquisitions, investment banking and operations throughout Asia.

•
Mr. Docherty—our board of directors considered Mr. Docherty’s background as a successful entrepreneur in the Middle East, particularly his background in cybersecurity, cloud computing and technology.

•
Ms. Medina—our board of directors considered Ms. Medina’s long tenure at Fortune 100 innovators and deep experience with governance, complex transactions and managing risks.

•
Mr. Tavoso—our board of directors considered Mr. Tavoso’s background as a seasoned financial services professional, with extensive trading experience.

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Mr. Belshe—our board of directors considered Mr. Belshe’s extensive background in computer science and technology, as well as his entrepreneurial initiatives in founding, building, and growing successful businesses.

Controlled company exception
After the Reorganization and the Reorganization Merger and, if consummated, the BitGo Acquisition, our Founder and certain funds and trusts established by our Founder are expected to, in the aggregate, have more than 50% of the combined voting power for the election of directors. As a result, we will be a “controlled company” within the meaning of the Nasdaq rules and may elect not to comply with certain corporate governance standards, including that: (i) a majority of our board of directors consists of “independent directors,” as defined under the Nasdaq rules; (ii) we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (iii) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.
We do not currently intend to rely on any of these exemptions following the Reorganization and the Reorganization Merger and, if consummated, the BitGo Acquisition, and may not elect to do so in the future without independent approval by our board of directors. In the event that we cease to be a “controlled company” and our Class A common stock continues to be listed on the Nasdaq, we will no longer be able to avail ourselves to any of the foregoing exemptions and will instead be required to comply with these provisions within the applicable transition periods.
Board Committees
Galaxy’s board of directors currently has an audit committee, a compensation committee and a nominating and corporate governance committee. The committees will regularly report on their activities and actions to the full board of directors. Each member of each committee of our board of directors qualifies as an independent director in accordance with the listing standards of the Nasdaq. Each committee of our board of directors has a written charter approved by our board of directors. Upon the completion of the Reorganization, copies of each charter will be posted on our website at www.galaxydigital.io under the Investor Relations section. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.
Audit Committee
Following the consummation of the Reorganization and the Reorganization Merger (and, if consummated, the BitGo Acquisition), our audit committee is expected to consist of [•], [•] and [•], with [•] serving as chair.
The board of directors has determined that each member of the Audit Committee qualifies as an “audit committee financial expert” as such term is defined under the rules of the SEC implementing Section 407 of the Sarbanes-Oxley Act of 2002 and is “independent” for purposes of Rule 10A-3 of the

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Exchange Act and under the listing standards of the Nasdaq. We believe that our Audit Committee complies with the applicable requirements of the Nasdaq listing standards and SEC rules and regulations. Our Audit Committee is directly responsible for, among other things:
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selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

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ensuring the independence of the independent registered public accounting firm;

•
discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results;

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establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

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considering the adequacy of our internal controls and internal audit function;

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reviewing material related party transactions or those that require disclosure; and

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approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee
Following the consummation of the Reorganization and the Reorganization Merger (and, if consummated, the BitGo Acquisition), [•], [•] and [•] are expected to be the members of our Compensation Committee, with [•] serving as chair. A majority of the members of this committee are non-employee directors, as defined by Rule 16b-3 promulgated under the Exchange Act, and outside directors, as defined pursuant to Section 162(m) of the Code, and meet the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations. Our Compensation Committee is responsible for, among other things:
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reviewing and approving, or recommending that our board of directors approve, the compensation of the executive officers employed by us;

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reviewing and recommending to our board of directors the compensation of our directors;

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overseeing the administration of our stock and equity incentive plans, and our pension and benefit plans;

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reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

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reviewing our overall compensation philosophy.

[•] may not be present during voting or deliberating related to, and will recuse himself from voting on, his own compensation.
Nominating and Corporate Governance Committee
Following the consummation of the Reorganization and the Reorganization Merger (and, if consummated, the BitGo Acquisition), [•] are expected to be members of our Nominating and Governance Committee, with [•] serving as chair. [•] all meet the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations. Our Nominating and Governance Committee is responsible for, among other things:
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identifying and recommending candidates for membership on our board of directors;

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reviewing and recommending our corporate governance guidelines and policies;

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reviewing proposed waivers of the code of conduct for directors and executive officers;

•
overseeing the process of evaluating the performance of our board of directors; and

•
assisting our board of directors on corporate governance matters.

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Code of Business Conduct and Ethics
We have adopted a code of business conduct and ethics policy that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. These standards are designed to deter wrongdoing and to promote honest and ethical conduct. The full texts of our code of business conduct and ethics policy is available on our website at www.galaxydigital.io. Any waiver of the code for directors or executive officers may be made only by our board of directors or a board committee to which the board has delegated that authority and will be promptly disclosed to our stockholders as required by applicable U.S. federal securities laws and, if we successfully list the shares of our Class A common stock on the Nasdaq, the corporate governance rules of the Nasdaq. Amendments to the code must be approved by our board of directors and will be promptly disclosed (other than technical, administrative or non-substantive changes). Any amendments to the code, or any waivers of its requirements for which disclosure is required, will be disclosed on our website.
Compensation Committee Interlocks and Insider Participation
None of our executive officers have served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.
Indemnification of officers and directors
Our Proposed Charter provides that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. We have established directors’ and officers’ liability insurance that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances.
Our Proposed Charter provides that our directors will not be liable for monetary damages for breach of fiduciary duty, except for liability relating to any breach of the director’s duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL or any transaction from which the director derived an improper personal benefit.
GDHL has entered into, and following the Reorganization and the Reorganization Merger, Pubco will enter into, indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

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EXECUTIVE COMPENSATION
References in this “Executive Compensation” section to “Galaxy Digital,” “Galaxy,” “we,” “us,” “our” and other similar terms refer to (i) GDHL, before giving effect to the Reorganization and the Reorganization Merger, and (ii) Pubco, after giving effect to the Reorganization and the Reorganization Merger and, if consummated, the BitGo Acquisition, as the context requires.
GDHL’s named executive officers (“NEOs”) for its fiscal year ended December 31, 2021 (“Fiscal 2021”) are as follows (with all positions listed as of December 31, 2021):
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Michael Novogratz, Founder, and Chief Executive Officer (“CEO”) of GDHL;

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Alex Ioffe, Chief Financial Officer (“CFO”);

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Christopher Ferraro, Co-President, Chief Investment Officer;

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Erin Brown, Chief Operating Officer;

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Damien Vanderwilt, Co-President, Head of Global Markets; and

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Ashwin Prithipaul, former Chief Financial Officer.

Compensation Discussion and Analysis
Objectives of Compensation Program and Strategy
The Compensation, Corporate Governance and Nominating Committee’s (the “Committee”) objective is to ensure we provide a competitive compensation package that reflects both base expectations to attract and retain appropriately experienced and qualified individuals, as well as to provide a link between discretionary short and long-term incentives with short and long term corporate goals. We are still in our early years and more like a “start-up”, nonetheless, we are a complex, regulated institution that requires hiring experienced senior talent from highly competitive financial services and technology industries.
We use an equity plan in order to continue to attract new talent and incentivize employees to remain with us. Equity is necessary to attract the best talent from Silicon Valley technology companies and financial services firms. Compensation at both these sources of talent trends high. Equity is also necessary to retain and incentivize existing employees in the volatile digital asset market. The industry is one that requires patience and a long-term view. Turnover is a strain on the company and reducing it would help us achieve our goals more quickly and efficiently.
Elements of Compensation
Our compensation philosophy is that an individual’s compensation should be based on our performance, the line of business/team performance and the individual’s performance. The total compensation will consist of a base salary and a bonus comprised of a combination of cash and/or equity incentives. The compensation package is designed to reward performance based on the achievement of these performance goals and objectives and to be competitive with comparable companies in the market in which we compete for talent. While we emphasize performance-based compensation, we do not maintain specific policies or programs that prescribe a specified mix among base salary, short-term cash bonuses and longer-term cash or equity incentives that we target.
In June 2021, we received disinterested Shareholder approval of our long term incentive plan (“LTI Plan”) in order to add restricted stock units (“RSUs”) as an additional form of compensation to augment the previously limited cash and stock option-only compensation elements, and to allow for the granting of deferred share units (“DSUs”) to directors as discussed below in “Compensation of Our Directors.”
We operate with the goal that “every employee at Galaxy should be a shareholder”, and as such have implemented a Per Annum Total Compensation (“PATC”) metric for employees, which includes:
(a)
Base Salary;

(b)
Cash Bonus; and

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(c)
RSUs at a sliding scale.

In addition to PATC, we expect to reserve slightly longer-dated RSUs and stock options to be issued to high performing employees, with the goals of (i) rewarding strong in-year performance and (ii) aligning our future leaders more closely to the Partners and Shareholders. These special grants are in recognition of the significant work that employees have done over the last year to contribute to our overall success.
LTI Plan grants will generally be correlated on the basis of individual performance, team performance and our performance. There are no specific performance goals included in our compensation program.
We do not have formal policies for the timing of equity grants under any plan or program, stock ownership requirements or clawback policies.
NEO Compensation
With respect to the process undertaken by the Committee in its review and preparing a recommendation in respect of the CEO’s compensation, the terms of Michael Novogratz’s compensation as CEO have been determined through negotiation between him and the Committee, as set forth in his employment agreement. The Committee and Michael Novogratz established goals with respect to Galaxy and each of our business lines, and the Committee has monitored his performance against these goals. In light of Michael Novogratz’s significant ownership interest in us, it was agreed that, consistent with 2019 and 2020, Michael Novogratz would not be paid a base salary.
In determining compensation for the other NEOs, the Committee reviewed and considered the individual performance of each NEO and our performance—both as a whole and specific business lines for certain individuals—as well as considering recommendations from Michael Novogratz with respect to each NEO. More specifically, the Committee considered the following when determining compensation for each NEO.
Effective April 1, 2021, Mr. Prithipaul stepped down as our Chief Financial Officer and resigned from employment. Prior to this time, Mr. Prithipaul’s 2021 compensation remained unchanged from his 2020 compensation. The factors that were considered in determining his 2020 compensation levels included his work as Chief Financial Officer, including efforts with respect to public reporting, controls and procedures, valuation and assistance with auditors, regulators and other third parties.
Mr. Ioffe was appointed as our new Chief Financial Officer, effective April 1, 2021. The factors that were considered in determining his 2021 compensation levels included, (1) his over 30 years of senior-level finance experience, (2) the alternative career choices available for someone with his significant experience and background, (3) building out the finance function to support rapid growth of the business, and (4) the anticipated work to be performed in his role as CFO and in connection with the preparation for, and consummation of, the various transactions described in this Registration Statement, including, the Domestication, Reorganization, U.S. listing of Pubco, and BitGo Acquisition.
With respect to Mr. Ferraro, the factors that were considered in determining his 2021 compensation levels included his contributions to our overall success and the significant role he played in a number of our key accomplishments in 2021, including, (1) the launch of our GDM business unit, (2) our acquisition of Vision Hill, (3) our entry into definitive documentation to acquire BitGo, (4) the closing of our $500 million exchangeable senior notes offering, (5) work with respect to several investments including those that had realized gains in 2021 and additional identification of investments and (6) the anticipated work to be performed in connection with preparation for, and consummation of, the various transactions described in this Registration Statement, including, the Domestication, Reorganization, U.S. listing of Pubco, and BitGo Acquisition.
Ms. Brown was appointed as our Chief Operating Officer, effective May 14, 2021. Ms. Brown most recently served as Chief Risk Officer at Jump Trading, and previously was the Head of Global Treasury and Operations at DRW. The factors that were considered in determining her 2021 compensation levels included, (1) recognition that Ms. Brown is a seasoned executive with significant experience in treasury, risk and trading operations, (2) the alternative career choices available for someone with her significant experience and background, (3) the compensation she was foregoing in connection with her existing position,

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and (4) the anticipated work to be performed in her role as COO and in connection with the preparation for, and consummation of, the various transactions described in this Registration Statement, including, the Domestication, Reorganization, U.S. listing of Pubco, and BitGo Acquisition.
With respect to Mr. Vanderwilt, the factors that were considered in determining his 2021 compensation levels were similar to those considered in determining his 2020 compensation levels (as Mr. Vanderwilt joined Galaxy in December 2020), including, the alternative career choices available for someone with his significant experience and background. However, Mr. Vanderwilt’s 2021 compensation levels also took into consideration his contributions to our overall success and the significant role he played in a number of our key accomplishments in 2021, including, (1) our acquisition of Vision Hill, (2) our entry into definitive documentation to acquire BitGo, (3) his work in developing a number of strategic partnerships that led to various business initiatives, (4) the closing of our $500 million exchangeable senior notes offering, (5) his leadership in recruiting top talent, including several leadership roles and an overall increase in headcount of 240% from 2020 and (6) the anticipated work to be performed in connection with preparation for, and consummation of, the various transactions described in this Registration Statement, including, the Domestication, Reorganization, U.S. listing of Pubco, and BitGo Acquisition.
Compensation Risk
The Board and, as applicable, the Committee, considers and assesses the implications of risks associated with our compensation policies and practices and devotes such time and resources as is believed to be necessary in the circumstances. Our practice of compensating our officers primarily through a mix of salary and equity is designed to mitigate risk by: (i) ensuring that we retain such officers; and (ii) aligning the interests of its officers with our short-term and long-term objectives and our shareholders. As of the date of this filing, the Board has not identified risks arising from our compensation policies and practices that are reasonably likely to have a material adverse effect on us.
Insider Trading Policy
Pursuant to the terms of our Insider Trading Policy, the NEOs and directors are prohibited from speculating in our securities, which may include buying with the intention of quickly reselling such securities, or selling our securities with the intention of quickly buying such securities; buying securities on margin or holding Galaxy stock in a margin account; short selling a security of Galaxy or any other arrangement that results in a gain only if the value of our securities declines in the future; selling a “call option” giving the holder an option to purchase our securities; buy a “put option” giving the holder an option to sell our securities; pledging our securities; and purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in the market value of our securities (or equivalents such as share units, the value of which is derived from our equity securities) held, directly or indirectly, by such person, including equity securities granted as compensation. The NEOs and directors may, however, acquire and sell shares issued under the Galaxy Digital Holdings Ltd. Amended and Restated Stock Option Plan (the “Stock Option Plan”) and the LTI Plan or any of our other benefit plan or arrangements (other than in connection with the acquisition and sale of shares issued under the Stock Option Plan or the LTI Plan) or any of our other benefit plan or arrangements.
Employment Arrangements
Michael Novogratz
Michael Novogratz is party to an ongoing employment agreement with an affiliate of GDHL, setting forth the terms and conditions of his employment, which provided for his base salary of $400,000, eligibility to receive annual cash incentive compensation as determined by the Board. Michael Novogratz’s agreement includes provisions regarding confidentiality, non-competition and non-solicitation, as well as an intellectual property assignment to Galaxy and a nondisparagement obligation. In addition to general terms of non-competition, during his employment, all of Michael Novogratz’s businesses and investments relating to cryptocurrencies and digital assets are to be run, operated and held solely by and through an affiliate of GDHL, except for a de minimis amount through passive investments. The employment agreement with

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Michael Novogratz provides for the termination of his employment for reasons of cause, good reason or any other reason. In the event that Michael Novogratz’s employment is terminated without cause or for good reason, he is entitled to (i) accrued and unpaid base salary and vacation earned through the date of termination and (ii) payment of Michael Novogratz’s base salary for a period of twelve months following the date of termination upon execution and delivery of a release of claims. In connection with a termination for any other reason, Michael Novogratz is entitled to accrued and unpaid base salary through the date of termination. Effective January 31, 2019, Michael Novogratz agreed to accept no salary and did not receive a salary in 2020 or 2021.
Assuming Michael Novogratz was terminated on the last business day of the most recently completed fiscal year, he would receive the following estimated payments:
•
Termination without cause or for good reason: accrued and unpaid base salary and vacation earned through the date of termination and payment of Michael Novogratz’s base salary ($0 in 2021) for a period of twelve months following the date of termination upon execution and delivery of a release of claims.

•
Termination for any other reason: Accrued and unpaid base salary through the date of termination ($0 in 2021).

Alex Ioffe
On November 3, 2021, an affiliate of GDHL provided Alex Ioffe with an offer letter setting forth the terms and conditions of his employment as Managing Director, Chief Financial Officer and Executive Committee Member (the offer letter is an amendment and restatement of a prior offer letter provided to Mr. Ioffe dated March 24, 2021, before Mr. Ioffe commenced employment). The offer letter provides for a base salary of $400,000, eligibility to receive a discretionary annual bonus but a guaranteed bonus of at least $400,000 for 2021 (payable in a mix of cash and restricted stock units) and eligibility to participate in the employee benefit plans of an affiliate of GDHL. Mr. Ioffe also received restricted stock units and stock options in the amounts described in this filing. Mr. Ioffe’s offer letter includes provisions regarding non-competition and non-solicitation. Mr. Ioffe is also party to a confidentiality agreement with an intellectual property assignment to Galaxy and a nondisparagement obligation. The offer letter also requires 90 days’ notice prior to resignation.
Assuming Mr. Ioffe was terminated on the last business day of the most recently completed fiscal year, he would receive the following, which are under the terms of his offer letter or the LTI Plan:
•
Termination by our affiliate for any reason or by Mr. Ioffe with good reason: $1,228,310, because, under Mr. Ioffe’s offer letter, restricted stock units and options granted pursuant to the offer letter in connection with the commencement of his employment that would have vested had Mr. Ioffe remained employed for 1 year following his termination date would immediately vest (in addition, Mr. Ioffe would be entitled to exercise the options for no less than one year following termination or, if shorter, the remaining term of the option). This amount represents the acceleration of 68,750 restricted stock units that are scheduled to vest on March 1, 2022.

•
Termination without cause or for good reason within two years following a change of control (or termination due to death or disability): $4,913,238, because, generally, under the terms of the LTI Plan, if an employee is terminated within two years following a change of control transaction without cause or with good reason (or is terminated due to death or disability), then all the employee’s unvested equity awards will vest. This amount represents the acceleration of 275,000 restricted stock units scheduled to vest through March 1, 2025 and 750,000 options scheduled to vest through March 1, 2025.

Christopher Ferraro
On July 31, 2018, an affiliate of ours provided Christopher Ferraro with an offer letter setting forth the terms and conditions of his employment as Head of Principal Investments, which provides for a base salary of $400,000, a target discretionary bonus, stock options and equity in the amounts described in this filing

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and eligibility for our employee benefit plans. Mr. Ferraro’s offer letter includes provisions regarding non-competition and non-solicitation. Mr. Ferraro is also party to a confidentiality agreement with an intellectual property assignment to Galaxy and a nondisparagement obligation. The letter also requires 90 days’ notice prior to any resignation. Subsequent to the offer letter, Mr. Ferraro’s base salary was decreased to $300,000 beginning February 1, 2020 for that year as a result of cost-saving measures in which most of the senior management team agreed to reduce salaries. Beginning January 1, 2021, Mr. Ferraro’s salary was increased to $500,000 for consistency with other senior management. Mr. Ferraro’s title subsequently changed to be our Co-President, Chief Investment Officer and manager of GDH GP LLC.
Assuming Mr. Ferraro was terminated on the last business day of the most recently completed fiscal year, he would receive the following estimated payments, which are under the terms of the LTI Plan, Stock Option Plan and an award agreement with respect to the GDH LP B units:
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Termination without cause or for good reason:   $6,835,465 because options scheduled to vest at the next vesting date would automatically vest. This amount represents the acceleration of 441,000 options scheduled to vest on March 1, 2022.

•
Termination within 24 months following a change of control or on death or disability:   $24,130,062, because, generally, if an employee is terminated within two years of a change of control transaction, then all the employee’s unvested equity awards will vest. This amount represents the acceleration of 441,000 options scheduled to vest on March 1, 2022 and 968,000 restricted stock units scheduled to vest through March 1, 2025.

Erin Brown
On April 14, 2021, an affiliate of GDHL provided Erin Brown with an offer letter (as amended as of October 20, 2021) setting forth the terms and conditions of her employment as Managing Director, Chief Operating Officer and Executive Committee Member, which provides for a base salary of $400,000, eligibility to receive a discretionary annual bonus but a guaranteed bonus of at least $400,000 for 2021 (payable in cash), and eligibility to participate in the employee benefit plans of an affiliate of GDHL. Ms. Brown also received restricted stock units and stock options in the amounts described in this filing. Ms. Brown’s offer letter includes provisions regarding non-competition and non-solicitation. Ms. Brown is also party to a confidentiality agreement with an intellectual property assignment to Galaxy and a nondisparagement obligation. The offer letter also requires 90 days’ notice prior to resignation.
Assuming Ms. Brown was terminated on the last business day of the most recently completed fiscal year, she would receive the following, which are under the terms of her offer letter or the LTI Plan:
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Termination other than by our affiliate for cause or Ms. Brown without good reason: $1,621,369, because, under the LTI Plan, restricted stock units and options scheduled to vest at the next vesting date that is within 6 months of her termination would automatically vest. This amount represents the acceleration of 90,750 restricted stock units scheduled to vest on June 1, 2022. In addition, under her offer letter, Ms. Brown would be entitled to cash severance (upon execution and delivery of a release of claims, and in lieu of a bonus for 2021) in an amount equal to her salary for the remainder of the calendar year, which would be $0 as of the last day of fiscal year 2021, plus 50% of Ms. Brown’s 2021 annual base salary in the amount of $200,000.

•
Termination without cause or for good reason within two years following a change of control (or termination due to death or disability): in addition to any cash severance payable above, $4,913,328, because, generally, under the terms of the LTI Plan, if an employee is terminated without cause or for good reason within two years following a change of control transaction without cause or with good reason (or is terminated due to death or disability), then all the employee’s unvested equity awards will vest. This amount represents the acceleration of 275,000 restricted stock units scheduled to vest through June 1, 2024 and 750,000 options scheduled to vest through June 1, 2025.

Damien Vanderwilt
On December 3, 2020, an affiliate of GDHL provided Mr. Vanderwilt with an offer letter setting forth the terms and conditions of his employment as Managing Director, Co-President and Head of Global

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Markets, which provides for a base salary of $500,000, a discretionary annual bonus that takes into account a previously communicated target value (for 2021, with amounts up to $1,500,000 payable in cash and any amount above that payable in cash and/or equity that may be subject to vesting), and eligibility to participate in the employee benefit plans of an affiliate of GDHL. Mr. Vanderwilt also received stock options and equity in the amounts described in this filing. Mr. Vanderwilt’s offer letter includes provisions regarding non-competition and non-solicitation. Mr. Vanderwilt is also party to a confidentiality agreement with an intellectual property assignment to Galaxy and a nondisparagement obligation. The offer letter also requires 90 days’ notice prior to any resignation.
Assuming Mr. Vanderwilt was terminated on the last business day of the most recently completed fiscal year, he would receive the following, which are under the terms of the offer letter, the Stock Option Plan, a restricted stock agreement and an award agreement with respect to the GDH LP B units:
•
Termination without cause or for good reason:   Mr. Vanderwilt will be entitled to his salary for the remainder of that calendar year (which would be $0 as of the last day of fiscal year 2021) and a bonus for such calendar year based on actual performance payable in cash without proration, upon the completion of the audit of the affiliate for such year. In addition, with respect to equity, he would receive $37,426,515 because options, restricted stock and GDH LP B Units scheduled to vest at the next vesting date would automatically vest. This amount represents the acceleration of 1,875,000 options scheduled to vest on December 1, 2022, 375,000 GDH LP B Units scheduled to vest on December 1, 2022 and 454,971 restricted shares scheduled to vest on December 1, 2023.

•
Termination within 24 months following a change of control or on death or disability: in addition to any cash severance payable above (with respect to salary or bonus), $101,977,050, because, generally, if an employee is terminated within two years of a change of control transaction, then all the employee’s unvested equity awards will vest. The amount represents the acceleration of 5,625,000 options scheduled to fully vest through December 1, 2024, 545,029 GDH LP B Units scheduled to fully vest on December 1, 2023 and 1,079,971 shares of restricted stock units scheduled to fully vest on December 1, 2024.

Ashwin Prithipaul
On June 26, 2018, an affiliate of GDHL provided Ashwin Prithipaul with an offer letter setting forth the terms and conditions of his employment. Mr. Prithipaul stepped down as Chief Financial Officer and resigned from employment effective April 1, 2021.
Amended Employment Agreements
It is anticipated that we will amend the employment agreements with some or all of the NEOs prior to the effective date for this registration statement.
Benefit Plans
Galaxy’s NEOs participate in employee benefit programs available to its employees generally, including health, dental and vision insurance and a tax-qualified 401(k) plan sponsored by GDS LLC. In 2021, GDHL or one of its affiliates established two optional benefits for executives. For those executives who choose to take advantage, these benefits include payment of the employee portion of health care premiums under the enhanced coverage portion of our fully insured health and welfare plan (which is otherwise available to all our employees) and a newly implemented financial coaching service which is provided at no cost to our executives. Other than as described in the preceding sentence, neither GDHL nor its subsidiaries maintained any executive-specific benefit or perquisite programs in Fiscal 2021.
Under the GDS LLC 401(k) plan, eligible employees (including the NEOs) are able to defer up to 100% of their eligible compensation subject to applicable annual limits under the Internal Revenue Code. All participants are 100% vested in their deferrals when contributed. Currently, GDS LLC provides a non-elective safe harbor contribution of no less than 3% of eligible compensation per employee. These safe harbor contributions are 100% vested when made.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Treatment of Equity Awards in Connection with the Reorganization Transactions and the BitGo Acquisition
In connection with the Reorganization Transactions and the BitGo Acquisition, (i) each award in respect of our stock granted under the Stock Option Plan and the LTI Plan (collectively, “Galaxy Equity Awards”), that is outstanding immediately prior to the effective time of the Reorganization Merger, whether vested or unvested, will, subject to the terms and conditions set forth in the Merger Agreement, by virtue of the Reorganization Merger and without any action on the part of Galaxy, any holder of any Galaxy Equity Award or any other person, be assumed by Pubco and converted into an equity award in respect of Pubco Class A common stock on a one-to-one basis with respect to the ordinary shares of GDHL underlying the Galaxy Equity Awards immediately prior to the effective time of the Reorganization Merger and on the same terms and conditions (including applicable vesting, exercise and expiration provisions) as applied to each such Galaxy Equity Award immediately prior to the effective time of the Reorganization Merger, and (ii) Pubco will assume each of the Stock Option Plan and the LTI Plan.
Summary Compensation Table
The following table sets forth information regarding the compensation paid to our NEOs in respect of Fiscal 2021 and Fiscal 2020.
Name and Principal Position	Year	Salary ($)	Bonus ($) (1)	Stock Awards ($) (2)	Option Awards ($) (2)	All Other Compensation ($)(3)	Total Compensation
Michael Novogratz(4)	2021	NIL	—	—	—	4,625	4,625
Chairman and CEO	2020	NIL	—	—	—	—	—
Alex Ioffe(5)	2021	$304,615	—	5,266,297	10,221,155	9,138	15,801,205
CFO							—
Christopher Ferraro	2021	$500,000	—	18,537,364	—	9,325	19,046,689
Co-President, Chief Investment Officer	2020	$316,667	$2,000,000	—	—	12,750	2,329,417
Erin Brown(6)	2021	$254,615	—	5,266,297	10,221,155	10,138	15,752,205
Chief Operating Officer
Damien Vanderwilt	2021	$500,000	—	—	—	13,950	513,950
Co-President, Head of Global Markets	2020	$38,251	$0	8,702,481	23,957,652	—	32,698,384
Ashwin Prithipaul(7)	2021	$125,000	—	—	—	8,700	133,700
Former CFO	2020	$300,000	$210,000	—	315,000	10,500	835,500

(1)
The amounts reported in this column reflect the annual cash performance bonuses paid to the NEOs for the applicable fiscal year. Annual cash performance bonuses are discretionary, earned and paid based on the achievement of applicable company and individual performance goals, as determined by the Board. The amounts payable in the 2021 fiscal year have not yet been determined, but will be set forth in a subsequent filing. As described above, each of Messrs. Ioffe and Brown is eligible for a guaranteed bonus for 2021 of at least $400,000.

(2)
The amounts reported in these columns represent the aggregate grant date fair value of the awards of restricted stock units and non-qualified stock options granted to each of the NEOs during the applicable fiscal year under the LTI Plan and Stock Option Plan and as described in further detail below. The grant date fair value was calculated in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The assumptions used in calculating such grant date fair value are set forth in the notes to GDH LP’s audited consolidated financial statements included elsewhere in this prospectus. Amounts reported do not reflect the actual economic value that may be realized by the applicable NEO.

We use the Black-Scholes option pricing model to calculate the fair value of option-based awards.
(3)
This amount; reflects (i) company matching contributions under the Galaxy Digital Services LLC 401(k) Plan; (ii) health care premiums paid by an affiliate of GDHL under the enhanced coverage

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
portion of our fully insured health and welfare plan (which plan is otherwise available to all our employees) and imputed value of a financial coaching service for those who take advantage.
(4)
In Fiscal 2020 and Fiscal 2021, Mr. Novogratz was not paid an annual base salary and did not receive any compensation for his role as director.

(5)
Mr. Ioffe’s employment with Galaxy commenced on March 29,2021 and the amount reported in the salary column reflects his prorated base salary since such date. Mr. Ioffe’s annual rate of base salary during Fiscal 2021 was $400,000.

(6)
Ms. Brown’s employment with Galaxy commenced on May 12, 2021 and the amount reported in the salary column reflects her prorated base salary since such date. Ms. Brown’s annual rate of base salary during Fiscal 2021 was $400,000.

(7)
Mr. Prithipaul left Galaxy on April 1, 2021. The amount reported in the salary column for 2021 reflects his prorated base salary through such date. Mr. Prithipaul’s annual rate of base salary during Fiscal 2021 was $300,000.

Grants of Plan-Based Awards
The following table sets forth information with respect to plan-based awards granted to our named executive officers during our fiscal year ended December 31, 2021.
Name (a)	Grant Date (b)	All Other Stock Awards: Number of Shares of Stocks or Units (#) (i)	All Other Option Awards: Number of Securities Under-lying Options (j)	Exercise or Base Price of Option Awards ($/Sh) (C$) (k)	Grant Date Fair Value of Stock and Option Awards (l)
Michael Novogratz	—	—	—	—	—
Alex Ioffe	5/27/2021	275,000	—	—	5,266,297
	5/27/2021	—	500,000	23.12	6,849,996
	5/27/2021	—	250,000	25.00	3,371,159
Christopher Ferraro	5/27/2021	968,000	—	—	18,537,364
Erin Brown	5/27/2021	275,000	—	—	5,266,297
	5/27/2021	—	500,000	23.12	6,849,996
	5/27/2021	—	250,000	25.00	3,371,159
Damien Vanderwilt	—	—	—	—	—
Ashwin Prithipaul	—	—	—	—	—
Equity Incentive Compensation Plans
Stock Option Plan
We maintained the Stock Option Plan which provided that the Board may from time to time, in its discretion, and in accordance with requirements of the TSX (or, if the ordinary shares are listed and posted for trading on another stock exchange, the exchange where the majority of the trading volume and value of the ordinary shares occurs) (the “Stock Exchange”) grant to directors, officers, employees and consultants to Galaxy, non-transferable options to purchase ordinary shares, provided that the number of ordinary shares will not exceed a total of 45,565,739 ordinary shares, 15% of the Fully Exchanged Share Capital (as defined below) as of the date of the amendments to the Stock Option Plan approved by the Company’s Shareholders, calculated as if giving effect to the exchange of all issued and outstanding GDH LP B Units for ordinary shares in accordance with the terms of the GDH LP B Units (the “Fully Exchanged Share Capital”) as of such date.
As of September 30, 2021, we had 21,694,678 options outstanding under the Stock Option Plan, representing 22.10% of the issued and outstanding ordinary shares of the Company or 6.64% of the Fully Exchanged Share Capital. The Stock Option Plan was initially approved by our Shareholders on June 13,

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
2018, with amendments to the Stock Option Plan approved by the Company’s Shareholders at the annual general meeting held on June 24, 2019. Since the adoption of the LTI Plan was approved by our shareholders, no new grants have been made under the Stock Option Plan and it is anticipated that no more grants will be made under the Stock Option Plan.
Subject to the terms and conditions of the Stock Option Plan, the Board, in its sole discretion, may from time to time designate the director, officer, employee or consultant of the Company or a subsidiary or affiliate to whom options will be granted, the number of ordinary shares to be covered by each option granted and the terms and conditions of such option. Each proposed grantee of an option will be deemed to represent and warrant that such person is a Sophisticated Investor as of the date of grant.
For purposes of the Stock Option Plan, a “Sophisticated Investor” is a person that is both an “accredited investor” as defined in Rule 501(a) of Regulation D under the United States Securities Act of 1933 and either a “qualified purchaser” as defined in Section 2(a)(51) of the United States Investment Company Act of 1940 (the “1940 Act”) or a “knowledgeable employee” as defined in Rule 3c-5 under the 1940 Act.
The number of ordinary shares reserved for issuance under the Stock Option Plan is fixed at 45,565,739, being an amount that is 15% of the Fully Exchanged Share Capital as of the date of the amendments to the Stock Option Plan were approved by our shareholders.
The number of ordinary shares issuable to Insiders (as defined pursuant to the policies of the Stock Exchange), at any time, under the Stock Option Plan, together with the aggregate number of ordinary shares issuable to Insiders under any other share compensation arrangement, must not exceed 10% of the Fully Exchanged Share Capital, and the number of options issued to Insiders under the Stock Option Plan, together with the aggregate number of ordinary shares issuable to Insiders under any other share compensation arrangement, within a one year period must not exceed 10% of the Fully Exchanged Share Capital.
Subject to the terms and conditions of the Stock Option Plan, the Board has authority to determine the terms, including the limitations, restrictions, vesting period and conditions, if any, of option grants.
All options granted under the Stock Option Plan have an exercise price determined and approved by the Board at the time of grant, which must not be less than the fair market value of the ordinary shares at such time. For the purposes of the Stock Option Plan, the fair market value of the ordinary shares is the closing price of the ordinary shares on the Stock Exchange on the last trading day before the day on which the option is granted.
An option is exercisable during a period established by the Board which commences on the date of the grant and terminates not later than five (5) years after the date of the granting of the option. The Stock Option Plan provides that the exercise period will automatically be extended if the date on which it is scheduled to terminate falls during a black-out period so long as the new expiry date is within five (5) years after the date of granting such option. In such cases, the extended exercise period terminates on the tenth business day after the last day of the black-out period.
No ordinary shares may be issued to a participant upon exercise if, as of the date of exercise, the participant is not a Sophisticated Investor. In the event that a participant is not a Sophisticated Investor at the date of exercise, or if there are other legal or regulatory restrictions, upon exercise, we will, subject to the terms of the Stock Option Plan, use reasonable efforts to cash settle its obligations under the exercise of such options as provided in the Stock Option Plan.
Subject to any required Stock Exchange approval, the Stock Option Plan also provides that appropriate adjustments, if any, will be made by the Board in connection with a reclassification, reorganization or other change of the ordinary shares, consolidation, distribution, merger or amalgamation or similar corporate transaction, in order to maintain the optionees’ economic rights in respect of their options in connection with such change in capitalization, including adjustments to the exercise price or the number of ordinary shares to which an optionee is entitled upon exercise of options, the class(es) and maximum number of securities subject to the Stock Option Plan, or permitting the immediate exercise of any outstanding options that are not otherwise exercisable.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
The following table describes the impact of certain events upon the rights of holders under the Stock Option Plan, including death or incapacity, termination for cause (as defined in the Stock Option Plan), termination without cause or the participant’s resignation for good reason:
Event	Provisions
Death or incapacity	All unvested options will vest, all outstanding options with an exercise price less than the fair market value of an Ordinary Share on the date of termination will be automatically exercised, and all other options will be forfeited
Termination for cause	Forfeiture of all vested and unvested options as of the date of termination
Resignation without good reason	All outstanding, vested options with an exercise price less than the fair market value of an Ordinary Share on the date of termination will be immediately exercised or forfeited and all other options will be forfeited
Termination without cause or resignation for good reason	Options scheduled to vest at the next vesting date will automatically vest, all outstanding, vested options with an exercise price less than the fair market value of an Ordinary Share on the date of termination will be immediately exercised or forfeited and all other options will be forfeited
All options vest in accordance with the terms of their grant agreement and the Stock Option Plan. A participant’s grant agreement or any other written agreement between a participant and we may provide that unvested options be subject to acceleration of vesting and exercisability in certain circumstances. The Board may at its discretion accelerate the vesting of any outstanding options notwithstanding the previously established vesting schedule or, subject to applicable regulatory provisions and Shareholder approval, extend the expiration date of any options, provided that the period during which an option is exercisable does not exceed five (5) years from the date such option is granted. If the Stock Option Plan is terminated, the provisions of the Stock Option Plan with respect to outstanding options will continue to be in effect as long as any such option remains outstanding. Options are not transferable or assignable. We do not provide any financial assistance to facilitate the purchase of ordinary shares under the Stock Option Plan.
In the event of certain change of control transactions, the Board has the right to provide for the conversion or exchange of any outstanding options into or for options, rights or other securities in any entity participating in or resulting from a change of control, cash or other property. The Board may accelerate the vesting and/or the expiry date of any or all outstanding options to provide that such options are fully vested and conditionally exercisable upon (or prior to) the completion of the change of control, provided the period during which an option is exercisable does not exceed the original date of expiry. In a change of control transaction where all options are settled for an amount (as determined in the sole discretion of the Board) of cash or securities, the Board may, in its sole discretion, terminate any option for which the exercise price is equal to or exceeds the per share value of the consideration to be paid in the change of control transaction without payment of consideration therefor. If, in connection with a change of control transaction, any options remain outstanding or are substituted, converted or exchanged, then upon a termination of a participant’s employment without cause within two years following such change of control transaction, all the participant’s unvested options will vest, all the participant’s outstanding options with an exercise price less than the fair market value of an Ordinary Share on the date of termination will be automatically exercised, and all the participant’s other options will be forfeited.
The Board may, in its sole discretion, suspend or terminate the Stock Option Plan at any time, or from time to time, and may amend the Stock Option Plan or any option at any time without the consent of the optionees provided that such amendment must (i) not adversely alter or impair any option previously granted except as permitted by the terms of the Stock Option Plan, (ii) be subject to applicable law and any regulatory approvals including, where required, the approval of the Stock Exchange, and if the ordinary

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
shares are listed or posted for trading on another stock exchange, the stock exchange(s) where the ordinary shares are listed or posted for trading, and (iii) be subject to Shareholder approval, where required by law, the requirements of the Stock Exchange, and if the ordinary shares are listed or posted for trading on another stock exchange, the stock exchange(s) where the ordinary shares are listed or posted for trading, provided however that Shareholder approval must not be required for the following amendments and the Board may, subject to applicable stock exchange approval, make any changes which may include but are not limited to:
(a)
amendments of a general housekeeping or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the Stock Option Plan;

(b)
a change to the provisions of any option governing vesting and the effect of termination of a participant’s employment, contract or office;

(c)
the addition of a form of financial assistance and any amendment to a financial assistance provision which is adopted;

(d)
a change to advance the date on which any option may be exercised under the Stock Option Plan; and

(e)
an amendment as the Board determines in its and absolute discretion to be necessary or advisable to comply with applicable law or the requirements of the Stock Exchange or other regulatory body having authority over the Company, the Stock Option Plan, the participants or the Shareholders.

Notwithstanding the foregoing, no such change or amendment may be made if or to the extent that it would cause an outstanding option held by any participant that is subject to taxation in the United States at the time of a grant (each, a “U.S. Participant”) to cease to be exempt from, or fail to comply with, Section 409A of the United States Internal Revenue Code of 1986, as amended.
For greater certainty, the Board is required to obtain Shareholder approval to make the following amendments:
(a)
any amendment which reduces the exercise price of any Insider’s option after the options have been granted or any cancellation of an option and the substitution of that option by a new option with a reduced price, except in the case of an adjustment pursuant to a change in capitalization;

(b)
any amendment which extends the expiry date of any option beyond the original expiry date, except in case of an extension due to a black-out period;

(c)
any increase to the maximum number of ordinary shares issuable from treasury under the Stock Option Plan other than an adjustment pursuant to a change in capitalization;

(d)
any change to the eligible participants of the Stock Option Plan;

(e)
the method for determining the exercise price of options;

(f)
an amendment to the termination provisions of any option; and

(g)
any amendment to the amendment provisions of the Stock Option Plan.

Except as specifically provided in an option agreement approved by the Board, options granted under the Stock Option Plan are generally not assignable or transferable; however, an optionee may, with the prior approval of the Board, transfer options to (i) such optionee’s retirement savings trust, or (ii) registered retirement savings plans or registered retirement income funds of which the optionee is and remains the annuitant.
Options granted to U.S. Participants are subject to additional terms and conditions, as set forth in the Stock Option Plan. Options may be granted under the Stock Option Plan to U.S. Participants either as incentive stock options or as non-qualified options (each as defined in the Stock Option Plan), subject to any applicable restrictions or limitations as provided under the Stock Option Plan and applicable law.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Pursuant to the Stock Option Plan, the Board may from time to time, in its discretion and without the approval of the Company’s shareholders, make certain changes to the Stock Option Plan, including amendments of a housekeeping nature and amendments the Board determines to be necessary or advisable to comply with the requirements of the stock exchange having authority over the Company.
GDH LP Equity Awards
Prior to the completion of the RTO Transaction, GDH LP awarded 30,870,000 B Units in satisfaction of the employee equity commitments made to the Company’s founder employees (“GDH LP B Units”). All such GDH LP B Units were outstanding when issued but are subject to certain vesting and forfeiture terms. For each award, 25% of the compensatory GDH LP B Units award vests yearly starting six months following the grant and thereafter September 1st of each of 2019, 2020 and 2021. Such GDH LP B Units are subject to the following forfeiture conditions:
(a)
upon a termination of employment by GDH LP for cause all compensatory GDH LP B Units, whether vested or unvested, will be subject to forfeiture;

(b)
upon termination without cause or resignation for “good reason”, the unvested compensatory GDH LP B Units that would have otherwise vested on the next vesting date shall vest immediately and, thereafter, all vested compensatory GDH LP B Units will be exchanged for ordinary shares and all other unvested compensatory GDH LP B Units will be forfeited;

(c)
upon resignation without “good reason”, all vested compensatory GDH LP B Units will be exchanged for ordinary shares and all unvested compensatory GDH LP B Units will be forfeited; and

(d)
for Profits Interests (described below), upon termination or resignation for any reason, if the Profits Interests are not caught up, they are forfeited regardless of whether vested or unvested.

Compensatory GDH LP B Units are subject to “double-trigger” vesting upon a qualifying termination of employment in connection with a change in control of GDH LP. As of September 30, 2021, 15,979,797 of such GDH LP B Units were forfeited, 6,830,260 of such GDH LP B Units were exchanged for ordinary shares and 14,890,203 of such GDH LP B Units remain issued and outstanding.
In addition, half of each grant of compensatory GDH LP B Units (comprising the later-vesting B Units) (the “Profits Interests”) are subject to certain limitations on distributions and exchange until the Profits Interests are “caught up” in order to qualify as profits interests for United States federal income tax purposes under Revenue Procedures 93-27 and 2001-43. The Profits Interests receive “catch up” allocations with respect to book income which is recognized upon a liquidation or capital event, or when the capital accounts of the GDH LP unitholders are marked to market to reflect the fair market value of GDH LP’s assets, including goodwill. Such “catch up” allocations terminate once the Profits Interests have accumulated capital accounts equal to those of other GDH LP B Units.
Upon vesting, each Profits Interest will entitle its holder to receive his or her pro rata share of the distributions of GDH LP on the GDH LP B Units unless the distribution represents value predating the issuance of the Profits Interest and there has been insufficient book income to “catch up” the capital account associated with the Profits Interest (the aggregate difference between the amount that would have been distributed had the Profits Interest been fully caught up and the capital accounts of such Profits Interests, the “Catch-Up Shortfall Amount”). Each vested Profits Interest for which sufficient “catch-up” allocations have been made such that the Catch-Up Shortfall Amount is $0 may be exchanged for an equivalent number of ordinary shares (subject to certain timing and eligibility requirements).
Any further grants of equity interests similar to the foregoing would require Shareholder approval in accordance with the policies of the TSX (or other applicable Stock Exchange).
LTI Plan
The Company maintains the LTI Plan, which was adopted by the Board on May 14, 2021 and was approved by the Company’s disinterested shareholders at the Company’s annual meeting held on June 29,

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2021. The LTI Plan was adopted to promote a further alignment of interests between officers, employees and other eligible service providers and the shareholders of the Company, to associate a portion of the compensation payable to officers, employees and other eligible service providers with the returns achieved by shareholders of the Company and to attract and retain officers, employees and other eligible service providers with the knowledge, experience and expertise required by the Company.
Administration
The LTI Plan is administered by the Board. Employees, including employees of an affiliate of the Company, service providers of the Company or an affiliate, and non-employee directors of the Company and managers of the general partner of GDH LP (the “Eligible Persons”) are eligible to participate in the LTI Plan. As of September 30, 2021, there are approximately 110 employees, approximately 7 directors and managers and approximately 1 other service provider eligible to receive awards under the LTI Plan. In accordance with the terms of the LTI Plan, the Company, under the authority of the Board may approve those Eligible Persons who are entitled to receive Options, SARs, RSUs, PSUs or DSUs, shares of Restricted Stock or such other award as may be permitted under the LTI Plan (collectively “Grants”). An Eligible Person to whom a Grant is made and which Grant or a portion thereof remains outstanding is a “Participant” in the LTI Plan.
The Company does not provide any financial assistance to Eligible Persons.
Ordinary Shares Reserved for Issuance Under the LTI Plan
The maximum number of ordinary shares which may be reserved, set aside and made available for issuance under the LTI Plan together with all other security based compensation arrangements of the Company shall be a number equal to 48,290,478 ordinary shares, being 15% of the number of issued and outstanding shares calculated after giving effect to the exchange of all issued and outstanding GDH LP B Units for ordinary shares in accordance with the terms of the GDH LP B Units as of May 14, 2021. This is consistent with the formula previously used by the Company with respect to the Stock Option Plan. Notwithstanding the foregoing, subject to applicable Stock Exchange Rules, the following will not reduce the number of Shares reserved for issuance under the LTI Plan: (a) a Grant made in assumption of, or in substitution for, an outstanding award previously granted by a company or other business acquired by the Company or with which the Company combines (a “Substitute Grant”); provided, however, that in no event will a Substitute Grant mean an award made in connection with the cancellation and repricing of an Option or stock appreciation right (“SAR”) and shares issuable under a shareholder approved plan of a company or other entity which was a party to a corporate transaction with the Company (as appropriately adjusted to reflect such corporate transaction), including for greater certainty, security based compensation assumed in the context of an acquisition pursuant to subsection 611(f) of the TSX Company Manual or any similar Stock Exchange Rule and (b) inducement arrangements pursuant to subsection 613(c) of the TSX Company Manual or any similar Stock Exchange Rule.
As of September 30, 2021, the Company had 21,694,678 options outstanding under the Stock Option Plan (as described above). Before the approval of any new grants under the LTI Plan, a total of 26,595,800 ordinary shares, representing 27.09% of the total number of issued and outstanding ordinary shares of the Company or 8.14% of the Fully Exchanged Share Capital will be available for issuance under the LTI Plan.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Transferability of Grants under the LTI Plan
Unless otherwise provided in the LTI Plan or in the applicable agreement between the Company and a Participant evidencing a Grant and setting out the terms under which such Grant is made, together with such schedules, amendments, deletions or changes thereto as are permitted under the Plan (a “Grant Agreement”), no Grant, and no rights or interests therein, will or may be assigned, transferred, sold, exchanged, encumbered, pledged or otherwise hypothecated or disposed of by a Participant other than by testamentary disposition by the Participant or the laws of intestate succession. No such interest will be subject to execution, attachment or similar legal process including without limitation seizure for the payment of the Participant’s debts, judgments, alimony or separate maintenance.
Amendments to the LTI Plan
The LTI Plan and any Grant made pursuant to the LTI Plan may be amended, modified or terminated by the Board without approval of shareholders, provided that no amendment to the LTI Plan or Grants made pursuant to the LTI Plan may be made without the consent of a Participant if it adversely alters or impairs the rights of the Participant in respect of any Grant previously granted to such Participant under the LTI Plan, except that Participant consent is not required where the amendment is required for purposes of compliance with Applicable Law. For greater certainty, the LTI Plan may not be amended without shareholder approval in accordance with the requirements of the Stock Exchange to do any of the following:
(a)
increase in the maximum number of Shares issuable pursuant to the LTI Plan;

(b)
reduce the Exercise Price of an outstanding Option or the Base Price of a Stand-Alone SAR for Insiders, except as set forth in Section 5 of the LTI Plan;

(c)
amend the maximum term of the Options to a date more than ten years from the Grant Date;

(d)
extend the maximum term of any Grant made under the LTI Plan for Insiders, except pursuant to Section 9.5 of the LTI Plan;

(e)
amend the assignment provisions contained in Section 7.11 of the LTI Plan; and

(f)
amend or delete any of (a) through (e) or

Further, shareholder approval is not required for the following amendments and the Board may make the following changes without disinterested shareholder approval, subject to any regulatory approvals including, where required, the approval of any Stock Exchange:
(g)
amendments of a “housekeeping” nature;

(h)
a change to the Vesting provisions of any Grants;

(i)
change to the termination provisions of any Grant that does not entail an extension beyond the original term of the Grant; or

(j)
amendments to the provisions relating to a Change in Control.

Notwithstanding anything to the contrary in the LTI Plan, the Board may amend the LTI Plan, or create sub-plans, in such manner as may be necessary to enable the LTI Plan to achieve its stated purposes in any jurisdiction in a tax-efficient manner and in compliance with local rules and regulations.
Change of Control/Cessation of Employment
Subject to the terms of a Participant’s written employment agreement with us or an Affiliate, if applicable, and any modifications contained in the relevant Grant Agreement, in the event a Participant experiences a termination of their employment or term of office or service with us (a “Termination”):

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Event	Provisions
Death or Disability	As of the date of Termination, any outstanding, non-Vested Options, Stock Appreciation Rights, Share Units or Restricted Stock granted to such Participant will immediately Vest and automatically be exercised and all outstanding Vested Options, Stock Appreciation Rights Share Units or Restricted Stock granted to such Participant will be immediately and automatically exercised or settled, as applicable.
Termination for Cause	As of the date of Termination, all outstanding Options, SARs, Share Units or Restricted Stock granted to such Participant, whether Vested or non-Vested, will be forfeited and be of no further force or effect whatsoever and such Participant will no longer be eligible for a grant of Options, SARs, Share Units or Restricted Stock.
Resignation without Good Reason	As of the date of Termination, all outstanding, non-Vested Options, Stock Appreciation Rights, Share Units or Restricted Stock granted to such Participant will be forfeited and be of no further force or effect whatsoever and all outstanding Vested Options, SARs, Share Units or Restricted Stock granted to such Participant will be immediately and automatically exercised or settled, as applicable; provided that, if permitted under Applicable Law, the Participant will have the earlier of 90 days and the remaining term of the Vested Options, or SARs granted to such Participant to exercise, at which date they will be forfeited and be of no further force or effect whatsoever.
Termination without Cause or resignation for Good Reason	As of the date of Termination, (1) all outstanding Vested Options, SARs, Share Units or Restricted Stock granted to such Participant will be immediately exercised or settled, as applicable; provided, however, that, if permitted under Applicable Law, the Participant will have the earlier of 90 days and the remaining term of the Vested Options, or SARs granted to such Participant to exercise, at which date they will be forfeited and be of no further force or effect whatsoever, (2) the tranche of Options, SARs, Share Units or Restricted Stock granted to that Participant that is scheduled to Vest on the next Vesting date will Vest; provided that such next Vesting date is within 6-months of the Participant’s Termination and be immediately and automatically exercised or settled, as applicable; provided, however, that, if permitted under Applicable Law, the Participant will have the earlier of 90 days and the remaining term of the Options, or SARs, at which date they will be forfeited and be of no further force or effect and (3) all non-Vested Options, SARs, Share Units or Restricted Stock granted to such Participant will be forfeited and be of no further force or effect whatsoever.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notwithstanding any other provisions of a Participant’s Grant Agreement, employment agreement or consulting agreement, any Options, SARs, Share Units or Restricted Stock granted to a Participant that has not been forfeited, cancelled or expired on the last day of the twelfth month following the Participant ceasing to be in that role will automatically be forfeited.
Grants of DSUs are not subject to the termination provisions set out above.
Options
Granting and Vesting of Options:
We may make Grants of an option to purchase an Ordinary Share to an Eligible Person (each, an “Option”) on such terms and conditions, consistent with the LTI Plan, as the Board determines. Each Grant of Options must specify the maximum number of ordinary shares to be covered by such Options, the Exercise Price, the term of the Options (which must be a maximum of ten years from the Grant Date of the Options), the Vesting period or periods within this period during which the Options or a portion thereof may be exercised by a Participant and any other Vesting conditions.
The Exercise Price for each Share subject to an Option is fixed by the Board; provided that, except with respect to the Exercise Price of any Substitute Grant that is an Option, under no circumstances will any Exercise Price be less than one hundred percent (100%) of the closing price per Ordinary Share on the immediately preceding trading day of the Toronto Stock Exchange, and such other stock exchange on which the ordinary shares are listed (the “Market Price”).
Options included in a Grant Vest in accordance with the terms of any vesting set out in the Grant Agreement.
As of September 30, 2021, under the LTI Plan, there were 4,425,000 Options outstanding, representing 4.51% of our issued and outstanding ordinary shares or 1.35% of the Fully Exchanged Share Capital.
Share Units (Restricted Share Units and Performance Share Units)
Granting and Vesting of Share Units:
The Board may make Grants of either a right to receive an Ordinary Share or the Market Price, as determined by the Board, that generally becomes Vested, if at all, following a period of continuous Employment of the Participant (“Restricted Share Unit” or “RSU”), or subject to the attainment of certain Performance Conditions, which may include multipliers or adjustments based on the achievement of any such performance criteria (“Performance Share Unit” or “PSU”, together with RSUs, the “Share Units”) and satisfaction of such other conditions to Vesting, if any, as may be determined by the Board as the context requires.
The Board will determine the dollar amount allocated to an Eligible Person in respect of a Grant of Share Units (the “Grant Value”) and the date as of which the Market Price is determined for purposes of calculating the number of Share Units included in a Grant, which unless otherwise determined by the Board will be the Grant Date (the “Valuation Date”) for each Grant of Share Units.
The Board will determine the type of Share Units and Grant Date of the Grant, the number of RSUs or PSUs subject to such Grant, the applicable Vesting conditions and the applicable Vesting Periods.
In all events, unless the Grant Agreement specifies that RSUs and PSUs must be settled through the issuance of ordinary shares, settlement will occur upon or as soon as reasonably practicable following Vesting and, in any event, on or before the earlier of the ninetieth day following the Vesting Date and December 31 of the year in which Vesting occurred. Settlement will be made by the issuance of one Share for each RSU or PSU then being settled, a cash payment equal to the Market Price on the Vesting Date of the RSUs or PSUs being settled in cash or a combination of Shares and cash, all as determined by the Board in its discretion.
As of September 30, 2021, under the LTI Plan, there were 6,986,668 Share Units outstanding, representing 7.12% of our issued and outstanding ordinary shares or 2.14% of the Fully Exchanged Share Capital.

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Pursuant to 17 C.F.R. Section 200.83
Non-Treasury Plan.
We currently maintain a Non-Treasury Share Unit Plan which provides that the Board may designate a committee from time to time, in its discretion, to grant to directors, managers or an individual employed by us or any affiliate of ours, including a service provider, a right, to receive the market value of one Ordinary Share that generally becomes vested, subject to the attainment of certain performance conditions or a right to receive the market value of one Ordinary Share that generally becomes vested, following a period of continuous employment with us or any affiliate. The purpose of the plan is to provide an equity-like grant to employees who are otherwise not currently eligible under applicable law to receive ordinary shares or awards settled in ordinary shares. This provides us with the means to ensure that more employees can be compensated in a way that is connected to our overall success.
Outstanding Equity Awards at 2021 Fiscal Year End
The following table sets forth information concerning outstanding equity awards for the NEOs as of the end of Fiscal 2021. Upon the consummation of the Reorganization Transactions and the BitGo Acquisition, each outstanding equity award reflected in the table below will be equitably adjusted in accordance with the terms of the Reorganization Transactions, Merger Agreement, the LTI Plan and the Stock Option Plan. For additional details regarding the treatment of outstanding equity awards held by the NEOs in connection with the Reorganization Transactions and the BitGo Acquisition, see “—Treatment of Equity Awards in Connection with the Reorganization Transactions and the BitGo Acquisition” above.
	Option Awards					Stock Awards
Name	Grant Date	Numbers of Securities Underlying Unexercised Options (#) Exercisable	Numbers of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price (C$)	Option Expiration Date	Number of shares or units of stock that have not vested (#)(1)	Market value of shares or units of stock that have not vested ($)(2)
Michael Novogratz	—	—	—	—	—
Alex Ioffe	5/27/2021	—	—	—	—	275,000	$4,913,238
	5/27/2021	—	500,000	23.12	5/27/2026
	5/27/2021	—	250,000	25.00	5/27/2026
Christopher Ferraro	7/31/2018	564,700	441,000	3.00	7/23/2023
	5/27/2021					968,000	$17,294,598
Erin Brown	5/27/2021	—	—	—	—	275,000	$4,913,238
	5/27/2021	—	500,000	23.12	5/27/2026
	5/27/2021	—	250,000	25.00	5/27/2026
Damien Vanderwilt	12/15/2020	—	—	—	—	1,625,000	$29,032,770
	12/3/2020	1,812,300	5,625,000	6.21	12/3/2025
Ashwin Prithipaul	—	—	—	—	—

(1)
For Mr. Vanderwilt, shares or units of stock that have not vested represent: (i) 545,029 unvested GDH LP B units in the form of profits interests and; (ii) 1,079,971 unvested restricted shares of GDHL.

(2)
The closing market price of GDHL’s ordinary shares on the TSX on December 31, 2021 was C$22.65 or $17.87.

Option Exercises and Stock Vested
The following table sets forth information concerning stock options exercised and stock awards vested for our named executive officers during our fiscal year ended December 31, 2021.

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	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#) (1)	Value Realized on Vesting ($) (2)
Michael Novogratz	—	—	—	—
Alex Ioffe	—	—	—	—
Christopher Ferraro	758,300	12,729,736	1,666,900	30,807,305
Erin Brown	—	—	—	—
Damien Vanderwilt	62,700	932,749	—	—
Ashwin Prithipaul	250,000	4,337,096	—	—

(1)
For Mr. Ferraro, shares acquired upon vesting represent the number of GDH LP B units in the form of profits interests which vested in September 2021

(2)
The closing market price of GDHL’s ordinary shares on the TSX on December 31, 2021 was C$22.65 or $17.87

Potential Payments upon Termination or Change in Control
Our NEOs are entitled to certain payments and benefits upon certain qualifying terminations of employment or in connection with a change in control.
Michael Novogratz
Assuming Michael Novogratz was terminated on the last business day of the most recently completed fiscal year, he would receive the following estimated payments:
•
Termination without cause or for good reason: accrued and unpaid base salary ($0 in 2021) and vacation earned through the date of termination and payment of Michael Novogratz’s base salary for a period of twelve months following the date of termination upon execution and delivery of a release of claims.

•
Termination for any other reason: Accrued and unpaid base salary through the date of termination ($0 in 2021).

Alex Ioffe
Assuming Mr. Ioffe was terminated on the last business day of the most recently completed fiscal year, he would receive the following, which are under the terms of his offer letter or the LTI Plan:
•
Termination by our affiliate for any reason or by Mr. Ioffe with good reason: $1,228,310, because, under Mr. Ioffe’s offer letter, restricted stock units and options granted pursuant to the offer letter in connection with the commencement of his employment that would have vested had Mr. Ioffe remained employed for 1 year following his termination date would immediately vest (in addition, Mr. Ioffe would be entitled to exercise the options for no less than one year following termination or, if shorter, the remaining term of the option). This amount represents the acceleration of 68,750 restricted stock units that are scheduled to vest on March 1, 2022.

•
Termination without cause or for good reason within two years following a change of control (or termination due to death or disability): $4,913,238, because, generally, under the terms of the LTI Plan, if an employee is terminated within two years following a change of control transaction without cause or with good reason (or is terminated due to death or disability), then all the employee’s unvested equity awards will vest. This amount represents the acceleration of 275,000 restricted stock units scheduled to vest through March 1, 2025 and 750,000 options scheduled to vest through March 1, 2025.

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Pursuant to 17 C.F.R. Section 200.83
Christopher Ferraro
Assuming Mr. Ferraro was terminated on the last business day of the most recently completed fiscal year, he would receive the following estimated payments, which are under the terms of the LTI Plan, Stock Option Plan and an award agreement with respect to the GDH LP B units:
•
Termination without cause or for good reason: $6,835,465 because options scheduled to vest at the next vesting date would automatically vest. This amount represents the acceleration of 441,000 options scheduled to vest on March 1, 2022.

•
Termination within 24 months following a change of control or on death or incapacity: $24,130,062, because if an employee is terminated within two years of a change of control transaction, then all the participant’s unvested equity will vest. This amount represents the acceleration of 441,000 options scheduled to vest on March 1, 2022 and 968,000 restricted stock units scheduled to vest through March 1, 2025.

Erin Brown
Assuming Ms. Brown was terminated on the last business day of the most recently completed fiscal year, she would receive the following, which are under the terms of her offer letter or the LTI Plan:
•
Termination other than by our affiliate for cause or Ms. Brown without good reason: $1,621,369, because, under the LTI Plan, restricted stock units and options scheduled to vest at the next vesting date that is within 6 months of her termination would automatically vest. This amount represents the acceleration of 90,750 restricted stock units scheduled to vest on June 1, 2022. In addition, under her offer letter, Ms. Brown would be entitled to cash severance (upon execution and delivery of a release of claims, and in lieu of a bonus for 2021) in an amount equal to her salary for the remainder of the calendar year, which would be $0 as of the last day of fiscal year 2021, plus 50% of Ms. Brown’s 2021 annual base salary in the amount of $200,000.

•
Termination without cause or for good reason within two years following a change of control (or termination due to death or disability): in addition to any cash severance payable above, $4,913,238, because, generally, under the terms of the LTI Plan, if an employee is terminated without cause or for good reason within two years following a change of control transaction without cause or with good reason (or is terminated due to death or disability), then all the employee’s unvested equity awards will vest. This amount represents the acceleration of 275,000 restricted stock units scheduled to vest through June 1, 2024 and 750,000 options scheduled to vest through June 1, 2025 The following table sets forth the estimated value of the acceleration of unvested equity awards held by each of our named executive officers assuming a qualifying termination as described above, assuming that such termination occurred on December 31, 2021 and within two years following a change of control.

Damien Vanderwilt
Assuming Mr. Vanderwilt was terminated on the last business day of the most recently completed fiscal year, he would receive the following, which are under the terms of the offer letter, the Stock Option Plan, a restricted stock agreement and an award agreement with respect to the GDH LP B units:3
•
Termination without cause or for good reason: Mr. Vanderwilt will be entitled to his salary for the remainder of that calendar year and a bonus for such calendar year based on actual performance payable in cash without proration, upon the completion of the audit of the affiliate for such year. In addition, with respect to equity, he would receive $37,426,515 because options, restricted stock and GDH LP B Units scheduled to vest at the next vesting date would automatically vest. This amount represents the acceleration of 1,875,000 options scheduled to vest on December 1, 2022, 375,000 GDH LP B Units scheduled to vest on December 1, 2022 and 454,971 restricted shares scheduled to vest on December 1, 2023.

•
Termination within 24 months following a change of control or on death or disability: in addition to any cash severance payable above, $101,977,050, because, generally, if an employee is terminated within two years of a change of control transaction, then all the employee’s unvested equity awards will vest. The amount represents the acceleration of 5,625,000 options scheduled to fully vest on

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Pursuant to 17 C.F.R. Section 200.83
December 1, 2024, 545,029 GDH LP B Units scheduled to fully vest on December 1, 2023 and 1,079,971 shares of restricted stock scheduled to fully vest on December 1, 2024.
Ashwin Prithipaul
Mr. Prithipaul stepped down as Chief Financial Officer and resigned from employment effective April 1, 2021.
Name	Value of accelerated options upon qualifying termination after change of control(1)	Value of accelerated GDH LP B Units and Restricted Stock or Units upon qualifying termination after change of control(1)
Michael Novogratz	—	—
Alex Ioffe	—	$4,913,238
Christopher Ferraro	$6,835,465	$17,294,598
Erin Brown(2)	—	$4,913,238
Damien Vanderwilt(2)	$72,944,280	$29,032,770
Ashwin Prithipaul	—	—

(1)
The closing market price of GDHL’s ordinary shares on the TSX on December 31, 2021 was C$22.65 or $17.87.

(2)
Messrs. Vanderwilt and Brown would also be eligible for certain severance payments as discussed above.

Compensation of our Directors
The Committee is responsible for reviewing and recommending for Board approval, the remuneration (fees and/or retainer) to be paid to, and the benefits to be provided, to members of the Board. Our director compensation is designed to attract and retain highly qualified directors with diverse experience. It appropriately values the time commitment required of our directors and recognizes the complex nature of our business and the requisite skills and experience represented among our directors. We do not pay fees for attendance at meetings, as attendance is expected.
After consideration of the key objectives of director compensation, the Committee considered and approved the director compensation in connection with the establishment of the Board after July 31, 2018 when we completed our business combination by way of plan of arrangement (the “RTO Transaction”).
In 2021, the Board revised the independent and non-employee director compensation program for the 2021 to 2022 term, to consist of a combination of DSUs and cash. Each independent and non-employee director receives an annual cash retainer of $50,000 and $100,000 in DSUs (which were granted on August 17, 2021 and vest on June 15, 2022). The Lead Director receives an additional $20,000 annual cash retainer (an increase from $10,000 for the prior term). Cash payments are made on a quarterly basis in arrears. Consistent with the prior program, no additional fees were paid for chair roles, multiple committees or any non-employee director who serves as both our director and a director of GDH GP LLC and we will continue to reimburse directors for their reasonable out-of-pocket expenses in connection with attendance at Board meetings or related to conducting business on our behalf. DSUs are subject to vesting and can receive dividend equivalents, usually payable in the form of additional DSUs subject to the same vesting terms, without voting rights. The goal of this compensation mix is to increase director ownership of Galaxy and long-term focus. DSUs are subject to a grant agreement and the LTI Plan.
NEOs who also act as our directors do not receive any additional compensation for services rendered in such capacity, other than as paid by us to such NEO in their capacity as executive officers.
Each year, the Committee is responsible for reviewing and making recommendations to the Board regarding non-employee director compensation. The Committee intends to annually review non-employee

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director compensation to ensure that it is consistent with market practice and aligns the directors’ interests with those of long-term stockholders.
The following table sets forth information concerning the compensation earned by each of our non-employee directors during the fiscal year ended December 31, 2021.
Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($)(i) (c)	Option Awards ($)(ii) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Bill Koutsouras	40,000	100,001	—	—	—	—	140,001
Theagenis Iliadis	25,000	100,001	—	—	—	—	125,001
Nereida Flannery	25,000	100,001	—	—	—	—	125,001
Dominic Docherty	25,000	100,001	—	—	—	—	125,001
Michael Daffey(iii)	—	—	—	—	—	—	—

(i)
The amount reported in this column represents the grant date fair value of 5,644 DSUs granted to each of the directors in August 2021. The grant date fair value was calculated in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The assumptions used in calculating such grant date fair value are set forth in the notes to GDH LP’s audited consolidated financial statements included elsewhere in this prospectus. Richard Tavoso and Rhonda Medina, each of whom is a director nominee, received the same stock award (5,644 DSUs) (and a cash fee ($25,000)) in August 2021 for their service on the Board of Managers of Galaxy Digital Holdings GP LLC.

(ii)
As of the end of Fiscal 2021, Messrs. Koutsouras, Iliadis, Flannery and Docherty held 150,000 options, all of which vested in 2021.

(iii)
In Fiscal 2021, but prior to becoming a member of the board, Mr. Daffey received 1,500,000 RSUs and 500,000 options under our LTI Plan in connection with certain consulting services. In the event of a termination without cause, Mr. Daffey would receive acceleration of the next vesting tranche of each award. See “Certain Relationships and Related Party Transactions—Other transactions with related parties.”

DSUs
Granting and Vesting of DSUs
The Board may award such number of DSUs under the LTI Plan to eligible directors as the Board deems advisable to provide the eligible director with appropriate equity-based compensation for the services he or she renders to us. An eligible director may elect to receive their Annual Remuneration in the form of a unit credited by us to the eligible director by way of a bookkeeping entry in our books, the value of which at any particular date will be the Market Price (as calculated in accordance with the terms of the LTI Plan) at that date.
A person who is an eligible director may elect to receive a percentage of their Annual Remuneration for the year in which the LTI Plan becomes effective and, for subsequent years, in DSUs, cash or combination of DSUs and cash, subject, for eligible directors who are U.S. taxpayers, to compliance with applicable U.S. tax law. Unless otherwise determined by the Board, no less than fifty percent of the annual remuneration will be in the form of DSUs.
DSUs elected by an eligible director will be credited to the eligible director’s Account in respect of Annual Remuneration earned in a quarter as of the applicable Valuation Date which, unless otherwise determined by the Board, will be the last day of the quarter in which such Annual Remuneration was earned.

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The number of DSUs (including fractional DSUs) to be credited to an eligible director’s Account as of a particular Valuation Date will be determined by dividing the portion of that eligible director’s Annual Remuneration for the applicable quarter to be satisfied by DSUs by the Market Price on the particular Valuation Date.
DSUs will be fully vested upon being credited to an eligible director’s Account and the eligible director’s entitlement to payment of such DSUs at their Termination Date will not thereafter be subject to satisfaction of any requirements as to any minimum period of employment or performance.
As of September 30, 2021, there were 33,864 DSUs outstanding.
Redemption of DSUs
An eligible director may elect up to two separate dates as of which either a portion or all of the DSUs credited to the eligible director’s Account will be redeemed (each such date being an “Entitlement Date”) by filing one or two irrevocable written redemption elections with the Secretary of the Company prior to the Entitlement Date. The Entitlement Date of an eligible director who is a US taxpayer is the first trading day that is more than six months after their Termination Date, and all vested DSUs will be redeemed and settled as soon as practicable after such date (and in any event by December 31 of the calendar year that includes the Entitlement Date). No Entitlement Date elected by an eligible director will be before the eligible director’s Termination Date or later than December 15 of the calendar year following the year in which the eligible director’s Termination Date occurs.
Where an eligible director applies does not elect a particular date or dates within the permissible period set out above as their Entitlement Date or Entitlement Dates, as the case may be, there will be a single Entitlement Date for such eligible director, which will be December 15 of the year following the year in which the eligible director’s Termination Date occurs.
The Board or its delegate will determine, in its sole discretion, the form of consideration to be provided to an eligible director upon the redemption of DSUs, which will consist of (i) a number of Shares through either issuance from treasury or purchase on the open market equal in number to the DSUs that are being settled as of the Entitlement Date, (ii) a cash payment that is equal to the Market Price of the DSUs that are being redeemed as of the Entitlement Date applicable to such DSUs, or (iii) a combination thereof, in each case net of any applicable withholding taxes and other required source deductions.
Transferability of DSUs
Rights of eligible directors respecting DSUs and other benefits under the LTI Plan will not be transferable or assignable other than by will or the laws of descent and distribution.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:
•
the amounts involved exceeded or will exceed $120,000; and

•
any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Management—Board Structure and Compensation of Directors.”
Transactions in connection with the Reorganization
In connection with the Reorganization, GDHL and Pubco will enter into certain agreements with GDH LP and each of the Existing LPs, or certain of them, in order to effect the Reorganization. Such agreements are described in further detail in the sections that follow.
Amended and restated GDH LP agreement
In connection with the Reorganization, GDH LP will continue as a Delaware limited partnership, and will enter into the Amended LP Agreement, pursuant to which all Class A Units and Class B Units will be reclassified as a single class of units of GDH LP (“LP Units”). Under the Amended LP Agreement, holders of LP Units (other than us and our wholly-owned subsidiaries), including the Existing LPs, will have the right, from and after the completion of the Reorganization, and if consummated, the BitGo Acquisition (subject to the terms of the Amended LP Agreement), to require GDH LP to redeem all or a portion of their LP Units for, at our election, newly issued shares of Class A common stock on a one-for-one basis or a cash payment equal to the volume-weighted average market price of one share of our Class A common stock for each LP Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Amended LP Agreement. Additionally, in the event of a redemption request from a holder of LP Units, we may, at our option, effect a direct exchange of cash or Class A common stock for LP Units in lieu of such a redemption. Shares of Class B common stock will be cancelled on a one-for-one basis if we, following a redemption request from a holder of LP Units, redeem or exchange LP Units of such holder pursuant to the terms of the Amended LP Agreement. See “—Issuance of Class B Common Stock.”
Upon consummation of the Reorganization and the Reorganization Merger and, if consummated,, Pubco will own 100% of the outstanding equity interests of GDH Delaware, which will be the sole general partner of GDH LP, and Pubco will therefore have control over all of the affairs and decision making of GDH LP. As such, through our officers and directors, we will be responsible for all operational and administrative decisions of GDH LP and the day-to-day management of GDH LP’s business. We will fund any dividends to holders of our Class A common stock by causing GDH LP to make distributions to the holders of LP Units and us, subject to GDH LP having cash available for such distributions and any limitations imposed by debt or other agreements to which GDH LP may be party. See “Per Share Data, Market and Dividend Information.”
The holders of LP Units will generally incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of GDH LP. Net profits and net losses of GDH LP will generally be allocated to its members pro rata in accordance with the percentages of their respective ownership of LP Units. The Amended LP Agreement will provide for pro rata cash distributions to the holders of LP Units for purposes of funding their tax obligations in respect of the taxable income of GDH LP that is allocated to them. Generally, these tax distributions will be computed based on GDH LP’s estimate of the net taxable income of GDH LP allocable to each holder of LP Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident of New York, New York (taking into account the non-deductibility of certain expenses and the character of our income). As a result of (i) potential differences in the amount of net

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Pursuant to 17 C.F.R. Section 200.83
taxable income allocable to us and the other LP Unitholders, (ii) the lower tax rate applicable to corporations than individuals and (iii) the use of an assumed tax rate in calculating GDH LP’s distribution obligations, we may receive tax distributions significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement.
Except as otherwise determined by us, if at any time we issue a share of our Class A common stock, the net proceeds received by us with respect to such share, if any, shall be concurrently invested in GDH LP and GDH LP shall issue to us one LP Unit, unless such share was issued by us solely to fund the purchase of an LP Unit from a holder of LP Units (upon an election by us to exchange such LP Unit in lieu of redemption following a redemption request by such holder of LP Units), in which case such net proceeds shall instead be transferred to the selling holder of LP Units as consideration for such purchase, and GDH LP will not issue an additional LP Unit to us. Similarly, except as otherwise determined by us, (i) GDH LP will not issue any additional LP Units to us unless we issue or sell an equal number of shares of our Class A common stock and (ii) should GDH LP issue any additional LP Units to the Existing LPs or any other person, we will issue an equal number of shares of our Class B common stock to such Existing LPs or any other person. Conversely, if at any time any shares of our Class A common stock are redeemed, purchased or otherwise acquired by us, GDH LP will redeem, purchase or otherwise acquire an equal number of LP Units held by us, upon the same terms and for the same price per security, as the shares of our Class A common stock are redeemed, purchased or otherwise acquired. In addition, GDH LP will not effect any subdivision (by any unit split, unit distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse unit split, reclassification, reorganization, recapitalization or otherwise) of the LP Units unless it is accompanied by a substantively identical subdivision or combination, as applicable, of each class of our common stock, and we will not effect any subdivision or combination of any class of our common stock unless it is accompanied by a substantively identical subdivision or combination, as applicable, of the LP Units.
The Amended LP Agreement will provide that, in the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to our Class A common stock is proposed by us or our stockholders and approved by our board of directors or is otherwise consented to or approved by our board of directors, the holders of LP Units will be permitted to participate in such offer by delivery of a notice of redemption or exchange that is effective immediately prior to the consummation of such offer. In the case of any such offer proposed by us, we are obligated to use our reasonable best efforts to enable and permit the holders of LP Units to participate in such offer to the same extent or on an economically equivalent basis as the holders of shares of our Class A common stock without discrimination. In addition, we are obligated to use our reasonable best efforts to ensure that the holders of LP Units may participate in each such offer without being required to redeem or exchange LP Units.
The Amended LP Agreement will provide that, except for transfers to us as provided above or to certain permitted transferees, the LP Units and shares of Class B common stock may not be sold, transferred or otherwise disposed of.
Subject to certain exceptions, GDH LP will indemnify all of its members and their officers and other related parties, against all losses or expenses arising from claims or other legal proceedings in which such person (in its capacity as such) may be involved or become subject to in connection with GDH LP’s business or affairs or the Amended LP Agreement or any related document.
GDH LP may be dissolved upon (i) the determination by us to dissolve GDH LP or (ii) any other event which would cause the dissolution of GDH LP under the Delaware Revised Uniform Partnership Act, unless GDH LP is continued in accordance with the Delaware Revised Uniform Partnership Act. Upon dissolution, GDH LP will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including creditors who are members or affiliates of members) in satisfaction of all of GDH LP’s liabilities (whether by payment or by making reasonable provision for payment of such liabilities, including the setting up of any reasonably necessary reserves) and (b) second, to the holders of LP Units in proportion to their ownership of such LP Units.
Issuance of Class B Common Stock
Following the Domestication but immediately prior to the Reorganization Merger, GDH Delaware expects to issue a number of shares of Class B common stock of GDH Delaware (which shares of Class B

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
common stock of GDH Delaware will convert by operation of law into shares of Class B common stock of Pubco in the Reorganization Merger) to each Existing LP, equal to the number of limited partnership units of GDH LP held by each such Existing LP immediately following the Domestication.
The shares of Class B common stock of Pubco will not represent any economic interest in Pubco, and will solely represent voting interests in Pubco (with each Existing LP continuing to hold their economic interest in GDH LP directly by virtue of their ownership of LP Units, into which the Class B Units of GDH LP will convert by operation of law upon consummation of the continuation of GDH LP as a Delaware limited partnership). Each holder of a share of Class B common stock will be entitled to one vote per share, and will vote together with holders of shares of Class A common stock on all matters submitted to a vote of holders of Pubco common stock. Prior to the consummation of the Reorganization, each Existing LP has the right to exchange (or cause GDH LP to redeem) its Class B Units for an equal number of ordinary shares of GDHL, the ownership of which would entitle such Existing LP to vote together with holders of GDHL ordinary shares on all matters submitted to a vote of GDHL shareholders.
The table below sets forth the consideration in Class B common stock to be received by our directors, officers and 5% equity holders in the Reorganization:
Class B Common Stock to Be Issued in the Reorganization
Number of Shares
Galaxy Group Investments LLC	[•]
Christopher Ferraro	[•]
Andrew Siegel	[•]
Damien Vanderwilt	[•]
Kim Pillemer	[•]
Francesca Don Angelo	[•]
Michael Ashe	[•]
Steve Kurz	[•]
Sam Englebardt	[•]
Tax Receivable Agreement
As described under “Proposed Organizational Structure,” future redemptions or exchanges by Existing LPs of LP Units for shares of our Class A common stock or cash, and other transactions described herein are expected to result in favorable tax attributes for us. These tax attributes would not be available to us in the absence of those transactions and are expected to reduce the amount of tax that we would otherwise be required to pay in the future.
After giving effect to the Reorganization, we will enter into an amended and restated tax receivable agreement (the “Tax Receivable Agreement”) currently in place among the Existing LPs (as parties to the Tax Receivable Agreement, the “TRA Parties”) and Pubco will enter into and become party to the Tax Receivable Agreement. Under the Tax Receivable Agreement, we generally will be required to pay to the TRA Parties, in the aggregate, 85% of the amount of cash savings, if any, in U.S. federal, state and local and foreign income tax or franchise tax that Pubco actually realizes as a result (i) of any increase in tax basis in GDH LP’s assets resulting from redemptions or exchanges by those holders of LP Units and payments made under the Tax Receivable Agreement, and (ii) deductions in respect of interest with respect to payments made under the Tax Receivable Agreement, as and when such tax benefits are realized. Pubco will be required to make similar payments to GDH LP limited partners who previously exchanged their partnership interests in GDH LP for GDHL ordinary shares. The payment obligations under the Tax Receivable Agreement are our obligations and not the obligations of GDH LP.
We expect that the payments we will be required to make under the Tax Receivable Agreement could be material. Assuming no material changes in relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
associated with all tax attributes described above would aggregate to approximately $[•] million over 15 years from the date of the completion of the Reorganization, based on the trading price of $[•] per ordinary share of GDHL as of [•], assuming all future redemptions or exchanges would occur on the date of this prospectus. Under this scenario, we would be required to pay the TRA Parties approximately 85% of such amount, or $[•] million, over the 15-year period from the date of the completion of the Reorganization. The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of redemptions or exchanges by the TRA Parties, the price of Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount and timing of the taxable income that we generate in the future, the tax rate then applicable and the portion of Pubco’s payments under the Tax Receivable Agreement that constitute imputed interest. Further, the tax attributes available to us as a result of exchanges to GDH LP limited partners who previously exchanged their partnership interests in GDH LP for GDHL ordinary shares are expected to result in tax savings of approximately $[•] million. We would be required to pay these GDH LP limited partners approximately 85% of such amount, or $[•] million, over the 15-year period from the date of the completion of the Reorganization and the Reorganization Merger. Payments under the Tax Receivable Agreement are not conditioned on our existing owners’ continued ownership of us after this offering.
Payments under the Tax Receivable Agreement will be based on the tax reporting positions we determine, and the IRS or another tax authority may challenge all or a part of the tax basis increases or other tax attributes subject to the Tax Receivable Agreement, and a court could sustain such challenge. Further, the parties to the Tax Receivable Agreement will not reimburse us for any payments previously made if such tax attributes are subsequently disallowed, except that any excess payments made to a TRA Party will be netted against future payments otherwise to be made to such TRA Party under the Tax Receivable Agreement, if any, after our determination of such excess. In addition, upon the occurrence of certain changes of control, the actual federal, state or non-U.S. tax savings we may realize may be different than the amount of such tax savings we are deemed to realize under the Tax Receivable Agreement, which will be based on the federal, state and non-U.S. tax rates in effect on the date of the change of control and certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the Tax Receivable Agreement. In both such circumstances, we could make payments to the TRA Parties that are greater than our actual cash tax savings and we may not be able to recoup those payments, which could negatively impact our liquidity. The Tax Receivable Agreement provides that (1) in the event that we breach any of our material obligations under the Tax Receivable Agreement or (2) if, at any time, we elect an early termination of the Tax Receivable Agreement, our obligations under the Tax Receivable Agreement (with respect to all LP Units, whether or not LP Units have been redeemed or exchanged before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax basis increases and other tax attributes subject to the Tax Receivable Agreement. The change of control provisions in the Tax Receivable Agreement may result in situations where the Existing Limited Partners have interests that differ from or are in addition to those of our other stockholders.
Finally, because we are a holding company, with no operations of our own, our ability to make payments under the Tax Receivable Agreement depends on the ability of GDH LP to make distributions to us. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid; provided, however, that non-payment for a specified period may constitute a breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made.
Director nomination agreement
In connection with the Reorganization and the Reorganization Merger, we will enter into the director nomination agreement with GGI (the “Director Nomination Agreement”). Pursuant to the terms of the Director Nomination Agreement, so long as GGI continues to beneficially own, in the aggregate and without duplication at least 25% of the total number of issued and outstanding shares of our common stock as of

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
the date of such calculation, GGI shall be entitled to nominate one director to the board of directors and our board of directors of Galaxy must take certain actions and use its reasonable best efforts to cause any such nominee to be elected or to fill such vacancy. This right will be deemed to have been exercised for so long as our Founder remains on our board of directors. Our founder is the sole owner of GGI, and as a result, following the Reorganization and the Reorganization Merger, he will be able to designate himself or another nominee for election to our board of directors provided that the right of any director designated by our Founder to serve on a committee will be subject to applicable laws and [•] independence rules. We anticipate that our founder will continue to serve on our board of directors following the Reorganization and the Reorganization Merger, in satisfaction of such right.
Indemnification agreements
In connection with the Reorganization and the Reorganization Merger and our intended listing on the Nasdaq, we expect to enter into an indemnification agreement with each of our executive officers and directors that provides, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf. See “Management—Indemnification of officers and directors.”
Other transactions with related parties
Contribution of assets
Galaxy Digital LP, a wholly-owned subsidiary of GDH LP, is a limited partnership formed under the laws of the Cayman Islands on November 30, 2017 (“Galaxy LP”). On January 9, 2018, GGI, which is an entity controlled by Mr. Novogratz and was the initial limited partner of Galaxy LP, contributed approximately $302 million of assets to Galaxy LP. See Note 19 to Galaxy’s consolidated financial statements included elsewhere in this prospectus for more information.
Revolving loan agreement
On February 7, 2018, Galaxy LP entered into a $100 million Revolving Loan Agreement (the “RLA”) with GGI as a source of additional capital to fund its operations and prospective investments until such time that Galaxy LP and First Coin would combine to form GDH LP. On June 13, 2018, Galaxy LP increased its RLA by $30 million to a maximum amount available to be borrowed of $130 million. Each borrowing was unsecured and accrued simple interest at 5% per annum on the unpaid principal amount. GDH LP repaid the entire outstanding balance of $114.4 million in 2018 upon closing of the merger of Galaxy LP and First Coin, consisting of $112.4 million of principal and $2.0 million in interest. There were no borrowings in 2019 and 2020.
GDH LP tax distributions
In June 2020, the boards of GDH GP and GDHL and the Existing LPs approved an amendment to GDH LP’s limited partnership agreement, permitting GDH GP, in its sole discretion, to make certain non-pro rata tax distributions to the limited partners of GDH LP in respect of taxable income and gain allocated from GDH LP, in order to preserve the amount of cash held by GDH LP in respect of Existing LPs who were allocated less taxable income or gain from GDH LP. Amounts distributed pursuant to such tax distribution provision are treated as an advance against, and reduce (on a dollar for dollar basis), future amounts that would otherwise be distributable to such limited partners. During the year ended December 31, 2020, GDH LP made tax distributions of $1.9 million in the aggregate, of which $1.6 million went to Existing LPs considered to be related parties. During the nine months ended September 30, 2021, GDH LP made tax distributions of $[•] million in the aggregate, of which $[•] million went to Existing LPs considered to be related parties.
Aviation matters
Mr. Novogratz, through an entity which he controls, owns a private aircraft that we use for business purposes in the ordinary course of our operations, on terms that are advantageous to us. Mr. Novogratz paid for the purchase of this aircraft with his personal funds and has borne all operating, personnel and

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
maintenance costs associated with its operation and use. During the years ended December 31, 2020, 2019 and 2018, while we did not reimburse Mr. Novogratz for our use of this aircraft, we estimate that we would have incurred $0.1 million, $0.9 million and $1.0 million, respectively, for such use, and during the nine months ended September 30, 2021, we would have incurred $0.2 million for such use, in each case based on market rates for chartering private aircraft of the same type. Prior to the consummation of the Reorganization, we intend to adopt an aviation matters policy, pursuant to which we anticipate that any future usage of aircraft by Galaxy will be negotiated on an arms-length basis.
Software development consulting agreement
GDH LP is party to an agreement with an entity owned by a former member of its management to provide software development consulting services to Galaxy. GDH LP incurred $0.5 million, $0.4 million and $0.3 million in software development technology expenses during the years ended December 31, 2020, 2019 and 2018, respectively.
Professional services consulting agreement
On April 14, 2021, Galaxy Digital Services LLC (“GDS LLC”), a wholly-owned subsidiary of GDH LP, entered into a consulting agreement with Michael Daffey, who became the chair of GDHL’s board of directors in September 2021 (and, following the Reorganization and the Reorganization Merger, will be the chair of Pubco’s board of directors), pursuant to which Mr. Daffey was engaged to provide professional services to Galaxy for a period of three years beginning on September 1, 2021, renewable at our option. In consideration for his services, Mr. Daffey received (i) 1,500,000 restricted stock units of GDHL, with a grant date fair market value of $28.7 million, and (ii) options to purchase 500,000 ordinary shares of GDHL, with a grant date fair market value of $6.8 million, which in each case, as well as reimbursement of certain customary expenses. Such restricted stock units and options vest in equal annual installments over three years following May 27, 2021, the date such grants were made.
Investment in Candy Digital
In March 2021, GDH LP, Fanatics Holdings Inc. (“Fanatics”) and other investors founded Candy Digital, Inc., now Candy Digital, LLC (“Candy Digital”), a digital collectible NFT company majority-owned by Fanatics that is building an ecosystem to purchase, trade and share officially licensed collectible NFTs. Mr. Novogratz serves as co-chairman of the board of Candy Digital and a family member of Mr. Novogratz holds a position with Candy Digital. During the nine months ended September 30, 2021, Galaxy entered into a series of financing transactions with Candy Digital pursuant to which Galaxy invested in or loaned to Candy Digital $1.9 million in the aggregate.
Sub-advisory arrangements
From time to time, we have entered into sub-advisory arrangements with CI Investments Inc., a beneficial owner of more than 5% of GDHL’s ordinary shares, in respect of certain investment funds it manages. Such sub-advisory arrangements have been entered into with, or advised by, GDAM in its capacity as an investment advisor registered under the Advisers Act, and any fee arrangements, if applicable, have been on an arms-length basis. The amount of such fees paid to us was less than $0.1 million during the year ended December 31, 2020 and $0.5 million during the nine months ended September 30, 2021. No amounts were paid during the years ended December 31, 2019 or 2018.
Investments in Galaxy funds
Our directors and executive officers are generally permitted to invest their own capital (or capital of estate planning vehicles controlled by them or their immediate family members) directly in our funds and affiliated entities. In certain instances, such investments are not subject to management fees, and may not be subject to performance fees. The opportunity to invest in our funds in this manner is available to all of the senior Galaxy professionals and to those of our employees whom we have determined to have a status that reasonably permits us to offer them these types of investments in compliance with applicable laws. During the nine months ended September 30, 2021 and the years ended December 31, 2020, 2019 and 2018, the cash invested by our directors and executive officers and their investment vehicles aggregated to $9.6 million,

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
$6.7 million, $0.1 million and $5.7 million, respectively. During the nine months ended September 30, 2021 and the years ended December 31, 2020 and 2019, redemptions by our directors and executive officers and their investment vehicles aggregated to $13.2 million, $10.1 million and $0.3 million, respectively. No amounts were redeemed during the year ended December 31, 2018.
Related party transactions policies and procedures
We have adopted a written Related Person Transaction Policy (the “policy”), which sets forth our policy with respect to the review, approval, ratification and disclosure of all related person transactions by our Audit Committee. In accordance with the policy, our Audit Committee has overall responsibility for implementation of and compliance with the policy.
For purposes of the policy, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeded, exceeds or will exceed $120,000 and in which any related person (as defined in the policy) had, has or will have a direct or indirect material interest. A “related person transaction” does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship that has been reviewed and approved by our board of directors.
The policy requires that notice of a proposed related person transaction be provided to our legal department prior to entry into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to our Audit Committee for consideration at its next meeting. Under the policy, our Audit Committee may approve only those related person transactions that are in, or not inconsistent with, our best interests. In the event that we become aware of a related person transaction that has not been previously reviewed, approved or ratified under the policy and that is ongoing or is completed, the transaction will be submitted to the Audit Committee so that it may determine whether to ratify, rescind or terminate the related person transaction.
The policy also provides that the Audit Committee review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders. Additionally, we will make periodic inquiries of directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
PER SHARE DATA, MARKET AND DIVIDEND INFORMATION
Per Share Data
The following table sets forth selected unaudited pro forma per share information of Pubco after giving effect to the Reorganization and the Reorganization Merger (and, if consummated, the BitGo Acquisition).
The pro forma book value information reflects our business after giving effect to the Reorganization, the Reorganization Merger and the BitGo Acquisition as if they had occurred on [•]. The weighted average shares outstanding and net earnings per share information reflect the Reorganization, the Reorganization Merger and the BitGo Acquisition as if they had occurred on [•]. Weighted average shares outstanding assumes the redemption or exchange of all outstanding LP Units held by the Existing LPs (and the corresponding cancellation of all shares of Class B common stock of Pubco) and the issuance of shares of Class A common stock of Pubco on a 1:1 basis.
The unaudited pro forma per share information of Pubco is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this prospectus.
The unaudited pro forma condensed combined earnings per share information below does not purport to represent Pubco’s earnings per share which would have occurred had the companies been consolidated during the periods presented, nor its earnings per share for any future period. The unaudited pro forma condensed combined book value per share information below does not purport to represent what the value of Pubco would have been had the companies been consolidated during the period presented.
Year ended December 31, 2020
	Pro Forma for the Reorganization and the Reorganization Merger	Pro Forma for the Reorganization, the Reorganization Merger and the BitGo Acquisition
Weighted average pro forma shares outstanding – basic and diluted
Pro forma net earnings (loss) per share – basic and diluted	$	$
Pro forma book value per share – basic and diluted
Pubco is a newly-incorporated entity with no material assets or operations. We have not presented historical per share data because the material changes to Galaxy’s capital structure to occur in connection with the Reorganization and the Reorganization Merger make the presentation of such historical per share not meaningful.
Market and Dividend Information
Market Information
GDHL’s ordinary shares are currently listed on the TSX under the symbol “GLXY”. The market value of GDHL ordinary shares on May 4, 2021, the last trading day before the announcement of the Merger Agreement, was $34.25 per share. In connection with the Reorganization, we intend to apply to have Pubco’s Class A common stock approved for listing on the Nasdaq under the symbol “GLXY”, either concurrently with or subsequent to consummation of the Reorganization, the Reorganization Merger and the BitGo Acquisition. For a period of time following the consummation of the Reorganization, and immediately following our intended listing on the Nasdaq, we will remain listed on the TSX. Pubco ultimately may choose to delist its shares from the TSX in the future, which would not require further shareholder approval under TSX rules provided an acceptable alternative market exists for Pubco’s Class A common stock. There can be no assurance as to whether such listing and/or delisting will occur on the terms described herein or at all.
Historical market price information for Pubco’s capital stock is not provided because Pubco is a newly-formed company for purposes of effecting the Reorganization and the Reorganization Merger and facilitating the BitGo Acquisition, and prior to the consummation of such transactions, has been a wholly-owned

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
subsidiary of GDHL, and as such, there is no public market for Pubco’s capital stock. Historical market price for GDH LP Units and BitGo capital stock is not provided because GDH LP and BitGo are each privately held companies and there is no public market for such capital stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Holders
As of [•], 2022, there were [•] holders of record of GDHL’s ordinary shares. For more information, see “Beneficial Ownership of Capital Stock.”
Dividends
Following the consummation of the Reorganization and the Reorganization Merger and, if consummated, the BitGo Acquisition, Pubco does not currently expect to pay any cash dividends on its Class A common stock for the foreseeable future. GDHL has not, since its inception, declared or paid any dividends on its ordinary shares and does not intend to pay cash dividends prior to the Reorganization. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by applicable laws and other factors that our board of directors may deem relevant.
Pubco is a holding company and, upon completion of the Reorganization and the Reorganization Merger, its principal assets will be its direct and indirect ownership of (i) certain limited partnership interests of GDH LP, which will entitle it to a corresponding percentage ownership of the economic interest in our business, and (ii) all of the general partnership interests of GDH LP, and as a consequence, Pubco’s ability to declare and pay dividends to the holders of Pubco’s Class A common stock, if Pubco’s board of directors determines to do so, will be subject to the ability of GDH LP to provide distributions to Pubco. If GDH LP makes such distributions, the holders of LP Units will be entitled to receive equivalent distributions from GDH LP. However, because Pubco (i) may be subject to corporate-level taxation on its allocable share of GDH LP’s taxable income and be required to use a portion of the distributions it receives to pay such corporate-level taxes and (ii) must make payments under the Tax Receivable Agreement, amounts ultimately distributed as dividends to holders of Pubco’s Class A common stock are expected to be less than the amounts distributed by GDH LP to the other holders of LP Units on a per share basis. Prior to the Reorganization, GDHL has not paid or declared a dividend on its ordinary shares. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”
Assuming GDH LP makes distributions to its members in any given year, the determination to pay dividends, if any, to holders of Pubco’s Class A common stock out of the portion, if any, of such distributions remaining after Pubco’s payment of taxes and Tax Receivable Agreement payments (any such portion, an “excess distribution”) will be made by our board of directors. Because our board of directors may determine to pay or not pay dividends to holders of Pubco’s Class A common stock, holders of Pubco’s Class A common stock may not necessarily receive dividend distributions relating to excess distributions, even if GDH LP makes such distributions to Pubco.
In 2020, GDH LP made cash distributions to certain of its equity holders of $1.9 million in connection with equity holder tax obligations. In the nine months ended September 30, 2021, GDH LP made cash distributions to its equity holders in an aggregate amount of $[•] million in connection with equity holder tax obligations.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
DESCRIPTION OF PUBCO CAPITAL STOCK
As a result of the Reorganization and the Reorganization Merger, existing GDHL shareholders, and as a result of the BitGo Acquisition, BitGo stockholders who receive share consideration, will, in each case, ultimately become holders of Pubco’s Class A common stock. Subject to the consummation of such transactions, your rights as holders of Pubco’s Class A common stock will be governed by the DGCL and the Proposed Organizational Documents. The following description of the material terms of Pubco’s securities reflects the anticipated state of affairs upon completion of the Reorganization and the Reorganization Merger and, as applicable, the BitGo Acquisition. This description is a summary and is not complete. We urge you to read in their entirety the Proposed Organizational Documents each of which will be in effect upon the consummation of the Reorganization and the Reorganization Merger, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part. Under this “Description of Pubco Capital Stock,” the terms “we,” “us,” “our” and “our Company” refer to Pubco.
Authorized but unissued capital stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, to the extent we are successful in listing our Class A common stock on the Nasdaq, the listing requirements of the Nasdaq, which would apply so long as the shares of Class A common stock remain listed on the Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of then outstanding voting power of our common stock (or then outstanding number of shares of Class A common stock, which we believe the position of the Nasdaq is that the calculation in this latter case treats as outstanding shares of Class A common stock issuable upon redemption or exchange of outstanding LP Units not held by Pubco (together with an equivalent number of shares of Class B common stock)). These additional shares of Class A common stock may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.
One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.
Common stock
The Proposed Charter will authorize the issuance of [•] shares of common stock, consisting of (i) [•] shares of Class A common stock, par value $0.001 per share and (ii) [•] shares of Class B common stock, par value of $0.001 per share. As of the record date for the Meeting, and based upon [•] ordinary shares of GDHL and [•] Class B Units of GDH LP issued and outstanding (and where noted, up to [•] shares of Pubco’s Class A common stock estimated to be issuable to the BitGo stockholders, if the BitGo Acquisition is consummated), we would have had:
1)
[•] shares of Class A common stock issued and outstanding (or [•] shares of Class A common stock, if the BitGo Acquisition is consummated), representing approximately [•]% (or [•]%, if the BitGo Acquisition is consummated) of our combined voting power, and

2)
[•] shares of Class B common stock issued and outstanding, representing approximately [•]% (or [•]%, if the BitGo Acquisition is consummated) of our combined voting power,

in each case, assuming that the Reorganization and the Reorganization Merger (and, where noted, the BitGo Acquisition) had been consummated on such date. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.
In addition, on November 12, 2020, GDHL issued 4,767,500 warrants in certificated form (the “Warrants”) in a private placement financing. Each whole Warrant entitles the holder to acquire one ordinary share of GDHL at an exercise price of $8.25 per share, within 24 months following the original issuance of the Warrants, after which time any unexercised Warrants will be void and of no value. As of [•], 2022, there were [•] Warrants outstanding. In connection with the Reorganization, all outstanding Warrants

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
to acquire ordinary shares of GDHL will automatically become warrants to acquire shares of Class A common stock of GDH Delaware, and upon consummation of the Reorganization Merger, will automatically become warrants to acquire shares of Class A common stock of Pubco, on the same terms and in the same proportions.
Class A common stock
Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.
Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends.
Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of any outstanding class or series of stock having a preference over, or right to participate with, the common stock as to any such distributions, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.
All shares of our Class A common stock that will be outstanding upon the consummation of the Reorganization and the Reorganization Merger and, if consummated, the BitGo Acquisition will be fully paid and non-assessable. The Class A common stock will not be subject to further calls or assessments by us. The rights, powers and privileges of our Class A common stock will be subject to those of the holders of any series or class of stock we may authorize and issue in the future.
Class B common stock
Each share of Class B common stock will entitle its holders to one vote per share on all matters submitted to a vote of our stockholders. Initially, we expect that the number of issued and outstanding shares of Class B common stock will be equal to the number of issued and outstanding LP Units of GDH LP not held by Pubco or one of its subsidiaries, and that such LP Units will be redeemable or exchangeable, on a one-for-one basis, for shares of Class A common stock.
Except for transfers to us pursuant to the Amended LP Agreement or to certain permitted transferees, the LP Units and corresponding shares of Class B common stock may not be sold, transferred or otherwise disposed of. Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote, except as otherwise required by law.
The Class B common stock is not entitled to economic interests in Pubco. Existing LPs and other future holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of Pubco. However, if GDH LP makes distributions to Pubco, the other holders of LP Units, including the Existing LPs, will be entitled to receive distributions pro rata in accordance with the percentages of their respective LP Units. The Class B common stock will not be subject to further calls or assessment by us.
Warrants
In connection with the Reorganization, all outstanding Warrants to acquire ordinary shares of GDHL will automatically become warrants to acquire shares of Class A common stock of GDH Delaware, and upon consummation of the Reorganization Merger, will automatically become warrants to acquire shares of Class A common stock of Pubco, on the same terms and in the same proportions.
From and after the consummation of the Reorganization and the Reorganization Merger, the Warrants registered in a holder’s name will be evidenced by a warrant certificate issued by or on behalf of the Company. Subject to compliance with all applicable laws and regulations, Pubco may make arrangements to enable the Warrants to be held in uncertificated form (whether in the form of depositary interests or otherwise) in

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such manner as the board of directors may determine from time to time. We expect to make arrangements to enable holders who wish to hold warrants through the Depositary Trust Company (“DTC”) system to hold depositary interests representing the underlying Warrant and to exercise their rights to acquire the underlying shares of Pubco Class A common stock (such holders’ “subscription rights”) through the DTC system.
Exercise of Warrants
In order to exercise its subscription rights, a holder of a Warrant must deliver the relevant warrant certificate(s) having completed and signed the notice of exercise of subscription rights thereon (or any other document(s) as Pubco may, in its absolute discretion, accept) to a registrar as directed by Pubco, prior to 5 p.m. New York City Time on November 12, 2022, accompanied by a remittance in cleared funds for the aggregate exercise price for the shares of Class A common stock in respect of which such subscription rights are being exercised. Warrants will be deemed to be exercised on the business day upon which the registrar will have received the relevant documentation and remittance in cleared funds of the exercise price. The exercise of a holder’s subscription rights must be made subject to, and in compliance with, any laws and regulations for the time being in force and upon payment of any taxes, duties and other governmental charges payable by reason of the exercise. Pubco reserves the right to delay taking any action on any particular instructions from a holder of a Warrant if it considers that it needs to do so to obtain further information from such holder or to comply with any legal or regulatory requirement
Adjustments
If Pubco (i) issues any shares of Class A common stock by way of dividend or distribution to holders of shares of Class A common stock, (ii) subdivides (by any share split, recapitalization or otherwise) the number of shares of Class A common stock outstanding into a larger number of shares of Class A common stock or (iii) consolidates (by consolidation, combination, reverse share split or otherwise) the number of outstanding shares of Class A common stock into a smaller number of shares of Class A common stock, then in each such case the exercise price for the Warrants and/or the number of shares of Class A common stock underlying each Warrant will be adjusted accordingly so as to preserve the economic equivalency of the Warrants before and after giving effect to such action by Pubco.
Transfer
Each Warrant will be in registered form and will be transferable individually and in integral multiples by way of novation by an instrument of transfer in any usual or common form, or in any other form which may be approved by the board of directors. Pubco and the registrar may decline to recognize any instrument of transfer unless such instrument is deposited at the office of the registrar’s agent (or such other place as the registrar may appoint).
Exchangeable Notes
On December 9, 2021, GDH LP issued $500 million aggregate principal amount of 3.00% Exchangeable Senior Notes due 2026 (the “Exchangeable Notes”) to qualified institutional buyers in a private placement transaction under the Securities Act. Subject to the satisfaction of certain conditions and during certain periods, holders of the Exchangeable Notes may opt to exchange such notes (i) prior to the Reorganization and the Reorganization Merger, for ordinary shares of GDHL and (ii) following the Reorganization and the Reorganization Merger, for Pubco Class A common stock, or in each case, at GDH LP’s election, cash or a combination thereof.
The initial exchange rate is 7,498.2210 ordinary shares per $250,000 principal amount of Exchangeable Notes, and the maximum number of GDHL ordinary shares or shares of Pubco Class A common stock issuable upon the exchange of all such Exchangeable Notes is approximately 21.3 million. The exchange rate applicable to the Notes (and such maximum number of shares issuable) is subject to adjustment if certain events occur. Further, following certain corporate events that occur prior to the maturity date, in certain circumstances the exchange rate will increase for the Exchangeable Notes of a holder who elects to exchange such notes in connection with such an occurrence.

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In addition, if GDHL or Pubco, as applicable, undergoes a “fundamental change”, subject to certain conditions, holders of the Exchangeable Notes may require GDH LP to repurchase for cash all or any portion of their Exchangeable Notes in principal amounts of $250,000 or an integral multiple thereof. The fundamental change repurchase price will be equal to 100% of the principal amount of the Exchangeable Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date.
The Exchangeable Notes will mature on December 15, 2026 unless earlier exchanged, redeemed or repurchased. The Exchangeable Notes will be general senior unsecured obligations of GDH LP. GDH LP may not redeem the Exchangeable Notes prior to December 15, 2024. GDH LP may redeem for cash all or part of the Exchangeable Notes, at its option, from time to time on or after December 15, 2024 if the last reported sale price per ordinary share of GDHL or Pubco Class A common stock, as applicable, has been at least 130% of the exchange price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the Issuer provides notice of redemption, at a redemption price equal to 100% of the principal amount of the Exchangeable Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.
Dividends
The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors. See also “Per Share Data, Market and Dividend Information.”
Stockholder meetings
Our Proposed Organizational Documents will provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. Our Proposed Charter will provide that, subject to any special rights of the holders as required by law, special meetings of the stockholders can only be called by the chairman of our board, our chief executive officer, our president, or at the request of holders of a majority of the total voting power of our outstanding shares of common stock, voting together as a single class. Except as described above, stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.
Transferability, redemption and exchange
Under the Amended LP Agreement, the Existing LPs and other future holders of LP Units will have the right, from and after the completion of the Reorganization and the Reorganization Merger (subject to the terms of the Amended LP Agreement), to require GDH LP to redeem all or a portion of their LP Units for, at our election, newly issued shares of Class A common stock on a one-for-one basis or a cash payment equal to volume weighted average market price of one share of our Class A common stock based on the number of LP Units redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Amended LP Agreement. Additionally, in the event of a redemption request by a holder of LP Units, we may, at our election, effect a direct exchange of cash or Class A common stock for LP Units in lieu of such a redemption. Shares of Class B common stock will be canceled on a one-for-one basis if we, following a redemption request of an a holder of LP Units, redeem or exchange LP Units of such holder of LP Units pursuant to the terms of the Amended LP Agreement. See “Certain Relationships and Related Party Transactions—Amended and restated GDH LP agreement.”

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Except for transfers to us pursuant to the Amended LP Agreement or to certain permitted transferees, the LP Units and corresponding shares of Class B common stock may not be sold, transferred or otherwise disposed of.
We may also take certain actions with respect to both the Class A common stock and the Class B common stock including preventing the transfer of our capital stock, redeeming our capital stock at par or restricting the exercise of rights with respect to capital stock in certain circumstances as described below under “Certain certificate of incorporation, bylaws and statutory provisions—Anti-takeover effects of the Proposed Organizational Documents and certain provisions of Delaware law—Transfer Restrictions; Pubco’s Regulatory Redemption Right.”
Other provisions
Neither the Class A common stock nor the Class B common stock has any preemptive or other subscription rights.
There will be no redemption, conversion or sinking fund provisions applicable to the Class A common stock or Class B common stock.
At such time when no LP Units remain redeemable or exchangeable for shares of our Class A common stock, our Class B common stock will be canceled.
Corporate opportunity
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our Proposed Charter will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to members of our board of directors who are not employees of the Galaxy. Our Proposed Charter provides that, to the fullest extent permitted by law, none of our directors who are not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates.
In addition, to the fullest extent permitted by law, in the event that any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity.
Our Proposed Charter will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of Galaxy. In addition, these provisions shall not release any person who is or was our employee from any obligations or duties that such person may otherwise have under applicable law or pursuant to any other agreement with us. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our Proposed Charter, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.
Certain certificate of incorporation, bylaws and statutory provisions
The provisions of our Proposed Organizational Documents and of the DGCL summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares of Class A common stock.

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Anti-takeover effects of the Proposed Organizational Documents and certain provisions of Delaware law
The Proposed Organizational Documents and the DGCL contain provisions that are summarized in the following paragraphs and that are intended to enhance the likelihood of continuity and stability in the composition of Pubco’s board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of Pubco’s board of directors to maximize stockholder value in connection with any unsolicited offer to acquire our company. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of us by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.
No cumulative voting. Under Delaware law, the right to vote cumulatively does not exist unless the Proposed Charter specifically authorizes cumulative voting. Our Proposed Charter will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our common stock entitled to vote generally in the election of directors will be able to elect all our directors.
Election of directors. Our Proposed Organizational Documents will provide that, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors. Our Director Nomination Agreement will also provide that GGI, subject to certain beneficial ownership requirements, will be entitled to nominate one director to the board (and we will agree to recommend the election of any such nominee and use reasonable best efforts to support any such nominee for election), which nominee shall initially be our Founder. Our Proposed Charter will also provide that, any vacancies on our board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum.
Removal of director; vacancies and newly created directorships. Subject to obtaining any required stockholder votes, directors may be removed, with or without cause, by the majority vote of the total voting power of our outstanding shares of common stock, voting together as a single class. This requirement of a majority vote to remove directors could enable our Founder (or any future holder of a large portion of our total voting power) to exercise veto power over or otherwise significantly influence any such removal. Prior to such time, directors may be removed, but for cause only, by the affirmative vote of the holders of a majority of the total voting power of our outstanding shares of common stock.
Action by written consent; special meetings of stockholders. Pursuant to Section 228 of the DGCL, our Proposed Charter will provide that any stockholder action permitted to be taken by or at any annual or special meeting of our stockholders may be effected without a meeting, without prior notice and without a vote, by the written consent of the holders of the majority of the total voting power of our outstanding stock entitled to vote thereon. Our Proposed Charter will also provide that, subject to any special rights of the holders as required by law, special meetings of the stockholders can be called by the chairman of the board of directors, the chief executive officer or the president of the company or, at the request of holders of a majority of the total voting power of our outstanding shares of common stock, voting together as a single class.
Advance notice procedures. Our Proposed Bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Unless our board of directors elects to waive any applicable requirements, stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws will not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed and our board of directors does not waive compliance with such procedures or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

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Super-majority approval requirements. The DGCL generally provides that the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Our Proposed Organizational Documents will provide that the affirmative vote of holders of 66 2/3% of the total voting power of our outstanding common stock eligible to vote in the election of directors, voting together as a single class, will be required to amend, alter, change or repeal specified provisions, including those relating to actions by written consent of stockholders, calling of special meetings of stockholders, election and removal of directors, business combinations and amendment of our Proposed Charter and bylaws. This requirement of a super-majority vote to approve amendments to our certificate of incorporation and certificate of incorporation and bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.
Authorized but unissued shares. The authorized but unissued shares of common stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing rules of the Nasdaq. The existence of authorized but unissued and unreserved common stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. See “—Authorized but unissued capital stock” above.
Transfer Restrictions; Pubco’s Regulatory Redemption Right. The Proposed Charter will provide that we may request that holders or proposed transferees of our capital stock provide such information (including, without limitation, information with respect to citizenship, other holdings of our capital stock and affiliations) as we may reasonably request to determine whether the ownership of, or the exercise of any rights with respect to, our capital stock by such stockholder could result in such stockholder beneficially owning more than 9.9% of our issued and outstanding capital stock on a fully diluted basis (a “Violation”). This provision is designed to ensure we comply with the various licensing regimes of the several jurisdictions in which we operate, as the acquisition of more than 10% of our issued and outstanding capital stock in such jurisdictions could require regulatory notifications and/or consents.
In the event a holder or proposed transferee fails to respond to our request for information or if, upon review of information provided by such holder or proposed transferee, our board of directors determines that such person’s holdings or acquisition of our capital stock would result in a Violation, we may refuse to permit any such transfer of capital stock, refuse to honor any transfer of capital stock purported to have been effected (in which case, such transfer shall be deemed to have been void ab initio), suspend rights of stock ownership the exercise of which could result in a Violation, or redeem such shares of our capital stock at par, on such other terms and conditions as the our board of directors may determine. The Proposed Charter provides that our board of directors may, in its sole discretion, exempt (proactively or retroactively) any person from the foregoing restrictions. The existence of such requirement to provide our board of directors with information on request, and the actions that are available to our board of directors in the event we determine that’s a Violation has occurred (or would occur as a result of a proposed transaction), could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise, and otherwise discourage stockholders and potential transferees or other investors from acquiring large positions in our capital stock, any of which could have the effect of negatively impacting the market price and transferability of our Class A common stock.
Business combinations with interested stockholders. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. We have opted out of Section 203 of the DGCL; however, our Proposed Charter will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:
•
prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

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•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•
at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.
Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Our Proposed Charter provides that our Founder, and any direct or indirect transferees of Our Founder and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.
Limitations on liability and indemnification of officers and directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our Proposed Charter includes a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has breached such director’s duty of loyalty, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends, redemptions or repurchases or derived an improper benefit from his or her actions as a director.
Our Proposed Bylaws generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, indemnification and advancement provisions in our Proposed Organizational Documents may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought
Dissenters’ rights of appraisal and payment
Under the DGCL, with certain exceptions, generally, a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger. In the event appraisal rights are available in

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connection with a merger or consolidation, pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery, plus interest, if any, on the amount determined to be the fair value, from the effective time of the merger or consolidation through the date of payment of the judgment.
Stockholders’ derivative actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law. To bring such an action, the stockholder must otherwise comply with Delaware law regarding derivative actions.
Exclusive forum
Under our Proposed Charter, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action or proceeding arising pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of the DGCL, our Proposed Charter or our Proposed Bylaws, (iv) any action or proceeding seeking to interpret, apply, enforce or determine the validity of our Proposed Charter or our Proposed Bylaws, (v) any action or proceeding asserting a claim that is governed by the internal affairs doctrine or (vi) any action or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have subject matter jurisdiction, another state court sitting in the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. Our Proposed Charter will also provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action under the Securities Act. Nothing in our Proposed Charter precludes stockholders that assert claims under the Exchange Act from bringing such claims in any court, subject to applicable law.
Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to these provisions. The enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.
Transfer agent, warrant agent and registrar
The transfer agent and registrar for the Class A common stock, and the warrant agent and registrar for the Warrants (in such capacities, the “registrar”) will be [•].
Listing
GDHL’s ordinary shares are currently listed on the TSX under the symbol “GLXY”. In connection with the Reorganization, we intend to apply to have Pubco’s Class A common stock approved for listing on the Nasdaq under the symbol “GLXY.” For a period of time following the consummation of the Reorganization and Reorganization Merger, and immediately following our intended listing on the Nasdaq, we will remain listed on the TSX, and we expect to continue to be subject to certain Canadian Securities Laws requiring us to file reports and other information on SEDAR for the foreseeable future, and will therefore be subject to multiple, additional, and at times, competing, governance and reporting obligations. Pubco ultimately may choose to delist its shares from the TSX in the future, which would not require further shareholder approval under TSX rules provided an acceptable alternative market exists for Pubco’s Class A common stock. There can be no assurance as to whether such listing and/or delisting will occur on the terms described herein or at all.

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BENEFICIAL OWNERSHIP OF CAPITAL STOCK
The following table sets forth information regarding (i) the beneficial ownership of GDHL and GDH LP prior to giving effect to the Reorganization, and (ii) the beneficial ownership of Pubco as of [•], 2022, on a pro forma basis after giving effect to each of (1) the Reorganization and the Reorganization Merger and (2) the BitGo Acquisition, by:
•
each person or group whom we know to own beneficially more than 5% of such entity’s common equity;

•
each of Pubco’s directors, director nominees and named executive officers individually; and

•
all directors and executive officers of Pubco as a group.

The numbers of GDHL ordinary shares and GDH LP Class B Units beneficially owned and percentages of beneficial ownership before the Reorganization that are set forth below are based on the number of ordinary shares of GDHL and Class B Units of GDH LP issued and outstanding as of [•], 2022. The numbers of shares of Pubco common stock beneficially owned, percentages of beneficial ownership and percentages of combined voting power after the Reorganization and the Reorganization Merger, and if consummated, the BitGo Acquisition that are set forth below are based on the number of ordinary shares of GDHL and Class B Units of GDH LP issued and outstanding (and where applicable, the number of shares of Pubco’s Class A common stock estimated to be issuable to the BitGo stockholders, if the BitGo Acquisition is consummated), in each case as of [•], 2022, in order to approximate the number of shares of Pubco’s Class A common stock and Class B common stock to be issued and outstanding immediately after the Reorganization and the Reorganization Merger, and if consummated, the BitGo Acquisition. See “Proposed Organizational Structure.”
In connection with the Reorganization, we will issue to each Existing LP one share of Class B common stock for each LP Unit such Existing LPs beneficially owns immediately prior to the consummation of this offering. See “Certain Relationships and Related Party Transactions—Amended and restated GDH LP agreement.” As a result, the number of shares of Class B common stock listed in the table below correlates to the number of LP Units each Existing LP will beneficially own immediately after the Reorganization and the Reorganization Merger. The number of shares of Class A common stock listed in the table below represents the Class A common stock that will be outstanding after giving effect to the Reorganization and the Reorganization Merger, and, assuming its consummation, the BitGo Acquisition.
In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of [•], 2022. Unless otherwise indicated, the address for each listed stockholder is: c/o [•]. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.
Ownership of GDHL ordinary shares and GDH LP Class B Units before giving effect to the Reorganization
Shares owned before the contemplated Reorganization, Reorganization Merger and BitGo Acquisition
	GDHL ordinary shares(1)		GDH LP Class B Units(2)
Name of beneficial owner	Number	Percentage	Number	Percentage
5% stockholders
Galaxy Group Investments LLC(3)
CI Investments Inc.(4)
Slate Path Capital, LP(5)
Directors and executive officers
Michael Novogratz(3)
Michael Daffey

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Shares owned before the contemplated Reorganization, Reorganization Merger and BitGo Acquisition
	GDHL ordinary shares(1)		GDH LP Class B Units(2)
Name of beneficial owner	Number	Percentage	Number	Percentage
Bill Koutsouras
Theagenis Iliadis
Nereida Flannery
Dominic Docherty
Rhonda Adams Medina
Michael Belshe**
Christopher Ferraro
Damien Vanderwilt
Richard Tavoso
Alex Ioffe
Andrew Siegel
All directors and officers as a group (13 persons)

*
Less than 1% of outstanding shares of GDHL ordinary shares and GDH LP Class B Units, respectively.

**
Assuming the BitGo Acquistion is consummated

(1)
On a fully diluted basis (but excluding ordinary shares issuable upon the exchange or redemption of GDH LP Class B Units). All issued and outstanding shares of GDHL ordinary shares.

(2)
On a fully diluted basis. All of the issued and outstanding Class B Units are held by the Existing LPs. Subject to the terms of the Amended LP Agreement, LP Units are redeemable or exchangeable for shares of our Class A common stock on a one-for-one basis.

(3)
Michael Novogratz is the beneficial owner of all securities held by GGI, Novofam Macro LLC and certain family trusts that he controls. The address of such shareholder is 107 Grand Street, New York, NY 10013.

(4)
[•] may be deemed to have voting and dispositive power over [•]. The address of such shareholder is 2 Queen Street East, Twentieth Floor, Toronto, Ontario MSC 3G7.

(5)
[•] may be deemed to have voting and dispositive power over [•]. The address of such shareholder is 715 5th Avenue, New York, NY 10022.

Ownership of Pubco common stock after giving effect to the Reorganization and the Reorganization Merger and, if consummated, the BitGo Acquisition
	Pubco shares owned after Reorganization and Reorganization Merger					Pubco shares owned after BitGo Acquisition (in addition to Reorganization and Reorganization Merger), if consummated
	Class A common stock(1)		Class B common stock(2)			Class A common stock(1)		Class B common stock(2)
Name of beneficial owner	Number	Percentage	Number	Percentage	% of combined voting (3)	Number	Percentage	Number	Percentage	% of combined voting power (3)
5% stockholders
Galaxy Group Investments LLC(4)

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
	Pubco shares owned after Reorganization and Reorganization Merger					Pubco shares owned after BitGo Acquisition (in addition to Reorganization and Reorganization Merger), if consummated
	Class A common stock(1)		Class B common stock(2)			Class A common stock(1)		Class B common stock(2)
Name of beneficial owner	Number	Percentage	Number	Percentage	% of combined voting (3)	Number	Percentage	Number	Percentage	% of combined voting power (3)
CI Investments Inc.(5)
Slate Path Capital, LP(6)
Directors and executive officers
Michael Novogratz(4)
Michael Daffey
Bill Koutsouras
Theagenis Iliadis
Nereida Flannery
Dominic Docherty
Rhonda Adams Medina
Michael Belshe**
Christopher Ferraro
Damien Vanderwilt
Richard Tavoso
Alex Ioffe
Andrew Siegel
All directors and executive officers as a group (13 persons)

*
Less than 1%

**
Assuming the BitGo Acquistion is consummated

(1)
On a fully exchanged and converted basis. Subject to the terms of the Amended LP Agreement, LP Units are redeemable or exchangeable for shares of our Class A common stock on a one-for-one basis. Shares of Class B common stock will be canceled on a one-for-one basis if we redeem or exchange LP Units pursuant to the terms of the Amended LP Agreement. Beneficial ownership of shares of our Class A common stock reflected in this table does not include beneficial ownership of shares of our Class A common stock for which such LP Units may be redeemed or exchanged.

(2)
On a fully exchanged and converted basis. All of the issued and outstanding shares of our Class B common stock are held by the Existing LPs.

(3)
Represents percentage of voting power of the Class A common stock and Class B common stock held by such person voting together as a single class. Each holder of Class A common stock and Class B common stock is entitled to one vote per share on all matters submitted to our stockholders for a vote. The Class B common stock is not entitled to economic interests in Pubco. See “Description of Pubco Capital Stock—Common stock.”

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
(4)
Michael Novogratz is the beneficial owner of all securities held by GGI, Novofam Macro LLC and certain family trusts that he controls. The address of such shareholder is 107 Grand Street, New York, NY 10013.

(5)
[•] may be deemed to have voting and dispositive power over [•]. The address of such shareholder is 2 Queen Street East, Twentieth Floor, Toronto, Ontario MSC 3G7.

(6)
[•] may be deemed to have voting and dispositive power over [•]. The address of such shareholder is 715 5th Avenue, New York, NY 10022.

Ownership of BitGo stock before giving effect to the BitGo Acquisition
The following table sets forth information regarding the beneficial ownership of BitGo prior to giving effect to the BitGo Acquisition, in each case as of [•], 2022, by:
•   each person or group whom we know to own beneficially more than 5% of BitGo’s common stock (on an as-converted basis);
•   each of BitGo’s directors and named executive officers individually; and
•   all directors and executive officers of BitGo as a group.
The numbers of shares of common stock (on an as-converted basis) beneficially owned and percentages of beneficial ownership that are set forth below are based on the number of shares of common stock of BitGo that were issued and outstanding as of [•], 2022. Unless otherwise indicated, the address for each listed stockholder is: c/o [•]. To BitGo’s knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.
Shares owned by BitGo stockholders before the BitGo Acquisition
BitGo common stock (on an as-converted basis)(1)
Name of beneficial owner 5% stockholders	Number	Percentage
Hafen LLC(2)
Redpoint Ventures(3)
Michael Belshe(4)
Valor Digital Investments – Series One(5)
Craft Ventures(6)
Bridgescale Partners, L.P.
Directors and executive officers
Michael Belshe(7)
Jeff Brody(8)
Matthew Cowan(9)
Vivek Pattipati(10)
Brian Murray(11)
Stratton Sclavos
All directors and executive officers as a group (6 persons)

*
Less than 1% of outstanding shares of BitGo common stock

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of BitGo common stock subject to [•].

(2)
Michael Belshe, Valor Digital Investments and Craft Ventures and its affiliates are each holders of outstanding equity of Hafen LLC, BitGo's largest stockholder. The address of such shareholder is [•].

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
(3)
Redpoint Ventures holds shares of BitGo stock through two entities, Redpoint Associates V, LLC and Redpoint Ventures V, L.P., which are presented on an aggregated basis. The address of such shareholder is 2969 Woodside Road, Woodside, CA, 94062.

(4)
Michael Belshe holds shares of BitGo stock both directly and indirectly through eight trusts, The CB Non-Grantor GST Exempt Trust under The Belshe/Xu Family 2021 Irrevocable Trust ([•] shares total), The AB Non-Grantor GST Exempt Trust under The Belshe/Xu Family 2021 Irrevocable Trust ([•] shares total), The CW Non-Grantor GST Exempt Trust under The Belshe/Xu Family 2021 Irrevocable Trust ([•] shares total), The ZW Non-Grantor GST Exempt Trust under The Belshe/Xu Family 2021 Irrevocable Trust ([•] shares total), The CB Grantor GST Exempt Trust under The Belshe/Xu Family 2021 Irrevocable Trust ([•] shares total), The AB Grantor GST Exempt Trust under The Belshe/Xu Family 2021 Irrevocable Trust ([•] shares total), The CW Grantor GST Exempt Trust under The Belshe/Xu Family 2021 Irrevocable Trust ([•] shares total), and The ZW Grantor GST Exempt Trust under The Belshe/Xu Family 2021 Irrevocable Trust ([•] shares total), and through his [•]% ownership interest in Hafen LLC, which are presented on an aggregated basis. The address of such shareholder is c/o BitGo Holdings, Inc., 2443 Ash Street Palo Alto, CA 94306.

(5)
Valor Digital Investments—Series One holds shares of BitGo stock both directly and indirectly through its [•]% ownership interest in Hafen LLC, which are presented on an aggregated basis. The address of such shareholder is 875 North Michigan Avenue, Suite 3214, Chicago, Illinois 60611.

(6)
Craft Ventures holds shares of BitGo stock both directly through three entities, Craft Ventures I, L.P., Craft Ventures I-A, L.P. and Craft Ventures I-B, L.P., and indirectly through its [•]% ownership interest in Hafen LLC, which are presented on an aggregated basis. The address of such shareholder is 855 Front St., San Francisco, CA 94111.

(7)
Michael Belshe holds shares of BitGo stock both directly and indirectly through eight trusts, The CB Non-Grantor GST Exempt Trust under The Belshe/Xu Family 2021 Irrevocable Trust ([•] shares total), The AB Non-Grantor GST Exempt Trust under The Belshe/Xu Family 2021 Irrevocable Trust ([•] shares total), The CW Non-Grantor GST Exempt Trust under The Belshe/Xu Family 2021 Irrevocable Trust ([•] shares total), The ZW Non-Grantor GST Exempt Trust under The Belshe/Xu Family 2021 Irrevocable Trust ([•] shares total), The CB Grantor GST Exempt Trust under The Belshe/Xu Family 2021 Irrevocable Trust ([•] shares total), The AB Grantor GST Exempt Trust under The Belshe/Xu Family 2021 Irrevocable Trust ([•] shares total), The CW Grantor GST Exempt Trust under The Belshe/Xu Family 2021 Irrevocable Trust ([•] shares total), and The ZW Grantor GST Exempt Trust under The Belshe/Xu Family 2021 Irrevocable Trust ([•] shares total), and through his [•]% ownership interest in Hafen LLC, which are presented on an aggregated basis. The address of such shareholder is 2443 Ash Street Palo Alto, CA 94306.

(8)
Jeff Brody is a director of BitGo and an officer, director or partner in, or has a financial interest in, Redpoint Ventures and its affiliates. The address of such shareholder is 3000 Sand Hill Road, Building 2, Suite 290, Menlo Park, CA 94025.

(9)
Matthew Cowan is a director of BitGo and an officer, director or partner in, or has a financial interest in, Bridgescale Partners and its affiliates. The address of such shareholder is 1259 El Camino Real, Suite 417, Menlo Park, CA 94025.

(10)
Vivek Pattipati is a director of BitGo and an officer, director or partner in, or has a financial interest in, Valor Digital Investments and its affiliates. The address of such shareholder is 875 North Michigan Avenue Suite 3214 Chicago, Illinois 60611.

(11)
Brian Murray is a director of BitGo and an officer, director or partner in, or has a financial interest in, Craft Ventures and its affiliates. The address of such shareholder is 237 Kearny, Suite 234, San Francisco, CA 94108.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
SHARES ELIGIBLE FOR FUTURE SALE
Sales of a substantial number of shares of our Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our Class A common stock and may make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate. We will have no input if and when any registered stockholder may elect to sell its shares of Class A common stock or the prices at which any such sales may occur. Future sales of our Class A common stock, including shares issued upon the exercise of outstanding stock options, in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time.
Immediately following the consummation of the Reorganization and the Reorganization Merger, all shares of our Class A common stock into which the ordinary shares of GDHL will convert by operation of law will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are issued to or then held by one of our “affiliates,” as that term is defined in Rule 144. In addition, if the BitGo Acquisition is consummated, all shares of our Class A common stock that are issued to BitGo stockholders will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are issued to or then held by one of our affiliates. Based on the number of GDHL ordinary shares and the number of GDH LP Class B Units outstanding as of [•], 2022, we will have outstanding a total of [•] shares of Class A common stock, after giving effect to the Reorganization and the Reorganization Merger, and a total of [•] shares of Class A common stock, after giving effect to the BitGo Acquisition. Of these shares, approximately [•] shares of Class A common stock will be freely tradable, without restriction, in the public market immediately after giving effect to such transactions. In addition, [•] shares of Class A common stock are anticipated to be issuable upon the exercise of outstanding stock options as of [•]. These shares will be eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rule 144 and Rule 701 under the Securities Act (“Rule 701”). The remaining outstanding shares of Class A common stock (and, unless the resale of such shares is registered pursuant to a registration statement that is filed with and declared effective by the SEC after the date of this prospectus, any shares of Class A common stock issuable upon the redemption or exchange of outstanding LP Units held by the Existing LPs) will be, and, unless covered by a registration statement on Form S-8 or otherwise registered under the Securities Act, shares of Class A common stock subject to outstanding stock options will be on issuance, deemed to be “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701, which rules are summarized below.
Exchangeable Notes and Registration Rights Agreement
On December 9, 2021, GDH LP issued $500 million aggregate principal amount of its Exchangeable Notes to qualified institutional buyers in a private placement transaction under the Securities Act. Subject to the satisfaction of certain conditions and during certain periods, holders of the Exchangeable Notes may opt to exchange such notes (i) prior to the Reorganization and the Reorganization Merger, for ordinary shares of GDHL and (ii) following the Reorganization and the Reorganization Merger, for Pubco Class A common stock, or in each case, at GDH LP’s election, cash or a combination thereof.
The initial exchange rate is 7,498.2210 Ordinary Shares per $250,000 principal amount of Exchangeable Notes, and the maximum number of GDHL ordinary shares or shares of Pubco Class A common stock issuable upon the exchange of all such Exchangeable Notes is approximately 21.3 million. The exchange rate applicable to the Notes (and such maximum number of shares issuable) is subject to adjustment if certain events occur. Further, following certain corporate events that occur prior to the maturity date, in certain circumstances the exchange rate will increase for the Exchangeable Notes of a holder who elects to exchange such notes in connection with such an occurrence.
Contemporaneously with the issuance of the Exchangeable Notes, Pubco and GDH LP entered into a registration rights agreement with the respective initial purchasers of the Exchangeable Notes, pursuant to which Pubco agreed to provide certain registration rights under the Securities Act in respect of the Pubco Class A common stock for which the Exchangeable Notes will be exchangeable following the Reorganization and the Reorganization Merger (the “Exchange Shares”), subject to the terms specified in the indenture.

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Pubco will be obligated to file a registration statement (either on Form S-1 or Form S-3, as applicable, each a “Shelf Registration Statement”) for resale of the Exchange Shares no later than 30 days after the later of (i) March 31, 2022 and (ii) the time at which the Reorganization Merger is consummated, and shall include in such registration statement all of the Exchange Shares then issuable upon exchange of the outstanding Exchangeable Notes. Pubco and GDH LP must use commercially reasonable efforts to cause the Shelf Registration Statement to remain effective until the earlier of (i) all registrable securities covered by the Shelf Registration Statement having been disposed of and (ii) the date that is one year after the final exchange of an Exchangeable Note. The indenture and the registration rights agreement further provide that GDH LP must pay additional interest on the Exchangeable Notes if certain of the obligations to register the shares are not satisfied on a timely basis. The registration rights agreement provides for customary indemnification of the holders in respect of the Shelf Registration Statement.
Rule 144
In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of Class A common stock that does not exceed the greater of:
•
1% of the number of shares of our Class A common stock then outstanding; or

•
the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.
Registration Statements on Form S-8
In connection with the Reorganization, we intend to file one or more registration statements on Form S-8 under the Securities Act covering all of the shares of our Class A common stock reserved for issuance under our equity incentive plans. We expect to file these registration statements as soon as permitted under the Securities Act. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice, and public information requirements of Rule 144.

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CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations regarding the Reorganization that are generally applicable to a GDHL Shareholder who acquires Pubco Class A common stock and becomes a shareholder of Pubco and who, for the purposes of the Tax Act and at all relevant times, is resident or deemed to be resident in Canada, holds ordinary shares of GDHL and subsequently Class A common stock of GDH Delaware and then Pubco Class A common stock as capital property, deals at arm’s length with each of GDHL, including any successors thereto as a consequence of the Mergers, and Pubco, and is not affiliated with GDHL or Pubco (a “Holder”).
Generally, GDHL ordinary shares, Class A common stock of GDH Delaware and Pubco Class A common stock will be considered to be capital property to a Holder provided that the Holder does not hold such shares in the course of carrying on a business of trading or dealing in securities and has not acquired such shares in one or more transactions considered to be an adventure or concern in the nature of trade. None of the GDHL ordinary shares, Class A common stock of GDH Delaware or Pubco Class A common stock are “Canadian securities” for purposes of the irrevocable election under subsection 39(4) of the Tax Act to treat all “Canadian securities” (as defined in the Tax Act) owned by a Holder as capital property, and therefore any such election will not apply to the GDHL ordinary shares, Class A common stock of GDH Delaware or Pubco Class A common stock. Holders who do not hold GDHL ordinary shares, or in the case of Class A common stock of GDH Delaware or Pubco Class A common stock will not hold such shares, as capital property should consult their own tax advisors regarding their particular circumstances.
This summary is not applicable to a Holder (a) that is a “financial institution” (as defined in the Tax Act) for the purposes of the mark-to-market rules in the Tax Act, (b) an interest in which is a “tax shelter investment” (as defined in the Tax Act), (c) that is a “specified financial institution” (as defined in the Tax Act), (d) that reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian dollars, (e) that has entered or will enter into a “derivative forward agreement” (as defined in the Tax Act) in respect of GDHL ordinary shares, Class A common stock of GDH Delaware or Pubco Class A common stock, (f) in respect of which GDHL, GDH Delaware or Pubco is at any time a “foreign affiliate” for any purpose of the Tax Act (including for purposes of any “specified provision” within the meaning of paragraphs 93.1(1.1)(a) through (d) of the Tax Act), or (g) that does not deal at arm’s length with a corporation in respect of which GDHL, GDH Delaware or Pubco is at any relevant time a “foreign affiliate” for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Any such Holder should consult its own advisor with respect to the tax consequences of the Reorganization and Reorganization Merger to it.
This summary does not discuss the Canadian income tax consequences of the Reorganization and Reorganization Merger to holders of Class B Units of GDH LP. Any such holders should consult with their own tax advisors.
This summary assumes that none of GDHL, GDH Delaware or Pubco will, at any relevant time, be resident in Canada for purposes of the Tax Act on the basis that the “central management and control” of GDHL, GDH Delaware and Pubco will reside outside Canada at all relevant times.
This summary is based on the provisions of the Tax Act in force on the date hereof, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (“Tax Proposals”) and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) made publicly available prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in the form proposed; however, no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account any other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those discussed herein.
This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to

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any particular Holder is made. Holders should consult their own tax advisors for advice with respect to the tax consequences of the Reorganization and Reorganization Merger to them, having regard to their particular circumstances.
Currency Conversion
For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of GDHL ordinary shares, Class A common stock of GDH Delaware and Pubco Class A common stock must generally be expressed in Canadian dollars. Amounts denominated in another currency must be converted into Canadian dollars using the applicable exchange rates determined in accordance with the Tax Act.
Effect of the Domestication on Holders
The Domestication will not give rise to a taxable event to Holder, and a Holder’s adjusted cost base in their Class A Common Stock of GDH Delaware immediately after the Domestication will be equal to such Holder’s adjusted cost base in their Ordinary Shares immediately before the Domestication.
Effect of the Reorganization Merger on Holders
It is expected that the Reorganization Merger will be a “foreign merger” for purposes of the Tax Act. As a result, pursuant to subsection 87(8) of the Tax Act a Holder of Class A common stock of GDH Delaware (other than a Holder that elects for such subsection not to apply, as discussed below) will be deemed to dispose of such Class A common stock of GDH Delaware for proceeds of disposition equal to the aggregate adjusted cost base of such GDHL Class A Common Stock of GDH Delaware to the Holder immediately before the Reorganization Merger and will be deemed to acquire Pubco Class A common stock on the Reorganization Merger at a cost equal to the same amount. Accordingly, such a Holder will not realize any capital gain or capital loss as a result of the Reorganization Merger.
A Holder of Class A common stock of GDH Delaware who elects for subsection 87(8) not to apply to in respect of the disposition of such Holder’s Class A common stock of GDH Delaware in the Reorganization Merger will be considered to have disposed of their Class A common stock of GDH Delaware for proceeds of disposition equal to the fair market value of the Pubco Class A common stock received in exchange therefor on the Reorganization Merger. Such a Holder of Class A common stock of GDH Delaware will realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such Holder of the Class A common stock of GDH Delaware immediately before the Reorganization Merger and will acquire the Pubco Class A common stock at a cost equal to the fair market value of such Pubco Class A common stock. For a description of the treatment of capital gains and capital losses, see “Taxation of Capital Gains and Capital Losses” below.
Holding and Disposing of Pubco Class A common stock Acquired in the Transaction
Receipt of Dividends on Pubco Class A common stock
Any dividends received by an individual Holder of Pubco Class A common stock will be included in such Holder’s income and will not be eligible for the gross-up and dividend tax credit treatment generally applicable to dividends on shares of taxable Canadian corporations. Any dividends received by a Holder of Pubco Class A common stock that is a corporation will be included in calculating that Holder’s income and will generally not be deductible in computing taxable income. To the extent that non-Canadian withholding taxes are imposed on dividends paid by Pubco to a Holder, the amount of such tax will generally be eligible for a Canadian foreign tax credit or tax deduction, subject to the detailed rules and limitations in the Tax Act.
Disposition of Pubco Class A common stock
On the disposition (or deemed disposition) of a Pubco Share following the Reorganization Merger, a Holder will generally realize a capital gain (or capital loss) to the extent that the proceeds of disposition exceed (or are exceeded by) the aggregate of such Holder’s adjusted cost base of the Pubco Share and any

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reasonable costs of disposition. For a description of the treatment of capital gains and capital losses, see “Taxation of Capital Gains and Capital Losses” below.
Taxation of Capital Gains and Capital Losses
Generally, a Holder will be required to include in computing such Holder’s income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) sustained in that year. A Holder generally will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to and in accordance with the detailed rules contained in the Tax Act. Capital gains realized by a Holder that is an individual, other than certain specified trusts, may be subject to alternative minimum tax.
Foreign tax, if any, levied on any gain realized on a disposition of Pubco Class A common stock may be eligible for a foreign tax credit under the Tax Act to the extent and under the circumstances described in the Tax Act. Holders should consult their own tax advisors with respect to the availability of such a credit, having regard to their particular circumstances.
Foreign Property Reporting
A Holder that is a “specified Canadian entity” (as defined in the Tax Act) for a taxation year or fiscal period is required under the Tax Act to report its holdings of “specified foreign property” (as defined in the Tax Act) if the aggregate cost amount of such holdings at any time in the year or period exceeds $100,000. Pubco Class A common stock will constitute specified foreign property for these purposes and its cost amount will count towards the calculation of the $100,000 threshold. Subject to certain exceptions, a taxpayer resident in Canada, other than a corporation or trust exempt from tax under Part I of the Tax Act, will be a specified Canadian entity, as will certain partnerships. Holders should consult their own tax advisors regarding compliance with these rules.
Offshore Investment Fund Property Rules
The “offshore investment fund property” rules in the Tax Act (the “OIFP Rules”) generally require a taxpayer to include in income each taxation year an imputed return which is determined based on the cost of offshore investment fund properties held by the taxpayer multiplied by a prescribed interest rate.
An offshore investment fund property generally includes shares of a non-resident corporation to the extent that such shares may reasonably be considered to derive their value, directly or indirectly, primarily from portfolio investments in certain specified types of assets, including commodities and foreign currencies. It is unclear whether the Pubco Class A common stock will satisfy this definition. However, a Holder will only be subject to the OIFP Rules in respect of a Pubco Share to the extent that it may be reasonably concluded that one of the main reasons for the Holder acquiring, holding or having such share is to derive a benefit from portfolio investments in such assets in such a manner that the amount of tax payable by the Holder on income, profit or gain from such assets for any particular year is significantly less than the tax that would have been payable under Part I of the Tax Act had the Holder held such assets directly.
The OIFP Rules are complex and their application will potentially depend, in part, on the reasons for a Holder acquiring, holding or having Pubco Class A common stock. Holders should consult their own tax advisors regarding the application of these rules based on their particular circumstances.
Refundable tax on aggregate investment income
A Holder that is throughout the taxation year a Canadian-controlled private corporation may be liable to pay a refundable tax on such Holder’s “aggregate investment income”, which will generally include dividends received on, and taxable capital gains realized on dispositions of, GDHL ordinary shares, Class A common stock of GDH Delaware or Pubco Class A common stock.

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Pursuant to 17 C.F.R. Section 200.83
Eligibility for Investment
Provided the Class A Common Stock of GDH Delaware and the Pubco Class A common stock are, at all relevant times, listed on a designated stock exchange for purposes of the Tax Act (which currently includes the TSX and the Nasdaq), Class A Common Stock of GDH Delaware and the Pubco Share will be a qualified investment for a trust governed by a registered retirement savings plan (on “RRSP”), a registered retirement income fund (a “RRIF”), a deferred profit sharing plan, a registered disability savings plan (on “RDSP”), a registered education savings plan (on “RESP”) or a tax-free savings account (a “TFSA”), each as defined in the Tax Act. The Class A Common Stock of GDH Delaware and the Pubco Class A common stock will not be a prohibited investment for a trust governed by a TFSA, RDSP, RRSP, RRIF or RESP unless the holder of such TFSA or RDSP, the annuitant of such RRSP or RRIF or the subscriber of such RESP, as the case may be, (i) does not deal at arm’s length with GDH Delaware or Pubco, as the case may be, for purposes of the Tax Act or (ii) has a “significant interest” (as defined in the Tax Act) in GDH Delaware or Pubco, as the case may be. In addition, Class A Common Stock of GDH Delaware or Pubco Class A common stock will not be a prohibited investment for a trust governed by a TFSA, RDSP, RRSP, RRIF or RESP if the Class A Common Stock of GDH Delaware or Pubco Class A common stock, as the case may be, is “excluded property” for purposes of the prohibited investment rules in the Tax Act. Holders of a TFSA or RDSP, annuitants of an RRSP or RRIF and subscribers of an RESP should consult their own tax advisors with respect to whether Pubco Class A common stock would be a prohibited investments in their particular circumstances.

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Pursuant to 17 C.F.R. Section 200.83
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders and Holders of GDHL Warrants
In the opinion of Davis Polk & Wardwell LLP (“Davis Polk”), special tax counsel to GDHL, the following discussion sets forth the material U.S. federal income tax consequences for U.S. Holders of GDHL ordinary shares and warrants of (i) the Domestication, and (ii) the exchange of GDH Delaware Class A common stock for Pubco Class A common stock and the exchange of GDH Delaware warrants for Pubco warrants, in each case, pursuant to the Reorganization Merger. This discussion applies only to beneficial owners that hold their GDHL ordinary shares and warrants as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not consider all aspects of U.S. federal income taxation that may be relevant to a particular beneficial owner in light of such beneficial owner’s circumstances or status, including the U.S. federal income tax consequences to:
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financial institutions or financial services entities;

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broker-dealers;

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taxpayers that are subject to the mark-to-market tax accounting rules;

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tax-exempt entities;

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governments or agencies or instrumentalities thereof;

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insurance companies;

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regulated investment companies;

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real estate investment trusts;

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expatriates or former long-term residents of the United States;

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“controlled foreign corporations,” PFICs (as that term is defined below), and corporations that accumulate earnings to avoid U.S. federal income tax;

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foreign corporations with respect to which there are one or more United States shareholders within the meaning of Treasury Regulation Section 1.367(b)-3(b)(1)(ii);

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persons that actually or constructively own 10 percent or more of GDHL’s shares, by vote or value;

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persons that acquired GDHL ordinary shares or warrants as compensation;

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persons that hold GDHL ordinary shares or warrants as part of a straddle, constructive sale, hedge, conversion or other integrated or similar transaction; or

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U.S. Holders whose functional currency is not the U.S. dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address alternative minimum tax considerations, special tax accounting rules under Section 451(b) of the Code, or U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as gift taxes or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.
We have not and do not intend to seek any rulings from the U.S. Internal Revenue Service (the “IRS”) regarding the Domestication or the Reorganization Merger. There can be no assurance that the IRS will not take positions concerning the tax consequences of the transactions that are inconsistent with the consequences discussed below or that any such positions would not be sustained by a court.

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Pursuant to 17 C.F.R. Section 200.83
As used herein, the term “U.S. Holder” means a beneficial owner of the relevant security that is, for U.S. federal income tax purposes:
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an individual citizen or resident of the United States,

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a corporation, or entity treated as a corporation, organized in or under the laws of the United States, any state thereof or the District of Columbia, or

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a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under Treasury Regulations to be treated as a U.S. person.

If a partnership (or any entity so characterized for U.S. federal income tax purposes) holds GDHL ordinary shares or warrants, the tax treatment of such partnership, and of a person treated as a partner of such partnership, will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any GDHL ordinary shares or warrants and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the Domestication and the Reorganization Merger.
ALL HOLDERS OF GDHL ORDINARY SHARES OR WARRANTS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE DOMESTICATION AND THE REORGANIZATION MERGER, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.
U.S. Tax Consequences of the Domestication
Davis Polk has delivered an opinion to GDHL to the effect that, under the U.S. federal income tax laws in effect as of the date of such opinion, the Domestication will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code (an “F Reorganization” and, such opinion, the “Domestication Tax Opinion”), and the parties have agreed to report the Domestication as qualifying as an F Reorganization for U.S. federal income tax purposes. The completion of the Domestication is not conditioned, however, on the receipt of any opinion on the U.S. federal income tax consequences of the Domestication as of the closing of the Domestication from Davis Polk or any other counsel. The Domestication Tax Opinion is based on customary assumptions and representations, warranties and covenants of GDHL and GDH Delaware. If any of these assumptions, representations, warranties or covenants is or becomes incorrect, incomplete or inaccurate, or is violated, or if there is a change in U.S. federal income tax law after the date hereof, the validity of the Domestication Tax Opinion may be adversely affected and the U.S. federal income tax consequences of the Domestication could differ materially from those described below. An opinion of counsel represents counsel’s legal judgment but is not binding on the IRS or any court. We will not request a ruling from the IRS with respect to the tax treatment of the Domestication and, as a result, no assurance can be given that the IRS will not take the position that the Domestication does not qualify as an F Reorganization or that any such position would not be sustained by a court. The remainder of this disclosure assumes that the Domestication qualifies as an F Reorganization.
Except as provided below under “—Application of Section 367(b) of the Code to the Domestication” and “—PFIC Considerations with Respect to the Domestication”:
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U.S. Holders of GDHL ordinary shares or warrants generally will not recognize taxable gain or loss as a result the Domestication for U.S. federal income tax purposes,

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the tax basis of a share of GDH Delaware Class A common stock or a GDH Delaware warrant received by a U.S. Holder in the Domestication will equal the U.S. Holder’s tax basis in the GDHL ordinary share or warrant surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code (as discussed below), and

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the holding period for a share of GDH Delaware Class A common stock or a GDH Delaware warrant received by a U.S. Holder will include such U.S. Holder’s holding period for the GDHL ordinary share or warrant surrendered in exchange therefor.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Application of Section 367(b) of the Code to the Domestication
Section 367(b) of the Code, which applies to certain non-recognition transactions involving foreign corporations, including a domestication of a foreign corporation in an F Reorganization, requires the recognition of income or gain by certain U.S. persons in connection with such transactions. Section 367(b) of the Code will generally apply to U.S. Holders of GDHL ordinary shares at the time of the Domestication.
U.S. Holders that Own More Than 10% of GDHL’s Ordinary Shares.    A U.S. Holder who on the date of the Domestication owns actually and/or constructively 10% or more of the total combined voting power of all classes of GDHL shares entitled to vote or 10% or more of the total value of all classes of GDHL shares (a “10% shareholder”) must include in income as a dividend the “all earnings and profits amount” attributable to the GDHL ordinary shares it directly owns, within the meaning of Treasury Regulation Section 1.367(b)-2(d). Complex attribution rules apply in determining whether a U.S. Holder owns 10% or more of the total combined voting power of all classes of GDHL shares entitled to vote or 10% or more of the total value of all classes of GDHL shares. In particular, a U.S. Holder’s ownership of warrants will be taken into account in determining whether such U.S. Holder is a 10% shareholder, and complex attribution rules apply in determining whether a U.S. Holder owns 10% or more (by vote or value) of GDHL shares. All U.S. Holders are urged to consult their tax advisors with respect to the attribution rules that apply in determining whether a U.S. Holder is a 10% shareholder.
A 10% shareholder’s all earnings and profits amount with respect to its GDHL ordinary shares is the net positive earnings and profits of GDHL (as determined under Treasury Regulation Section 1.367(b)-2(d)(2)) attributable to the shares (as determined under Treasury Regulation Section 1.367(b)-2(d)(3)) but without regard to any gain that would be realized on a sale or exchange of such shares. Treasury Regulation Section 1.367(b)-2(d)(3) provides that the all earnings and profits amount attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.
Accordingly, under Treasury Regulation Section 1.367(b)-3(b)(3), a 10% shareholder should be required to include in income as a deemed dividend the all earnings and profits amount (as defined in Treasury Regulation Section 1.367(b)-2(d)) with respect to its GDHL ordinary shares. If GDHL’s cumulative earnings and profits through the date of the Domestication are not greater than zero, then a U.S. Holder should not be required to include in gross income an all earnings and profits amount with respect to its GDHL ordinary shares. Although the determination of earnings and profits for U.S. federal income tax purposes is complex and depends on a number of factors, GDHL has determined that it did not have any earnings and profits in any taxable year since its formation through its taxable year ended December 31, 2020, and does not expect to have any earnings and profits for its taxable year ended December 31, 2021 and its taxable year ending as of the date of the Domestication.
Subject to the discussion below of QEF (as defined below) and purging elections under “—PFIC Considerations with Respect to the Domestication,” if GDHL’s earnings and profits are greater than zero through the date of the Domestication, depending upon the period in which a U.S. Holder held its GDHL ordinary shares, such U.S. Holder could be required to include in income as a deemed dividend the all earnings and profits amount with respect to its GDHL ordinary shares under Treasury Regulation Section 1.367(b)-3(b)(3) as a result of the Domestication.
U.S. Holders that Own Less Than 10% of GDHL’s Ordinary Shares.    A U.S. Holder who on the date of the Domestication directly, indirectly and constructively owns GDHL ordinary shares with a fair market value of $50,000 or more but who is not a 10% shareholder will recognize gain (but not loss) with respect to the deemed receipt of GDH Delaware Class A common stock in the Domestication unless such holder elects to recognize the “all earnings and profits amount” as described below.
Unless a U.S. Holder makes the “all earnings and profits amount” election as described below, such U.S. Holder generally must recognize gain (but not loss) with respect to the deemed receipt of shares of GDH Delaware Class A common stock in the Domestication. Any such gain should be equal to the excess of the fair market value of the share of GDH Delaware Class A common stock deemed to be received over the

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U.S. Holder’s adjusted basis in the GDHL ordinary shares deemed to be surrendered in exchange therefor. Such gain should be capital gain, and should be long-term capital gain if the U.S. Holder held the GDHL ordinary shares for longer than one year. Long-term capital gains of non-corporate taxpayers are generally subject to tax at preferential rates under current law.
In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the all earnings and profits amount attributable to its GDHL ordinary shares under Section 367(b) of the Code. There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things: (i) a statement that the Domestication is a Section 367(b) exchange; (ii) a complete description of the Domestication; (iii) a description of any stock, securities, or other consideration transferred or received in the Domestication; (iv) a statement describing the amounts required to be taken into account for U.S. federal income tax purposes; (v) a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from GDHL establishing and substantiating the U.S. Holder’s all earnings and profits amount with respect to the U.S. Holder’s Class A common stock, which GDHL intends to make available to its shareholders on its website, and (B) a representation that the U.S. Holder has notified GDH Delaware that such U.S. Holder is making the election; and (vi) certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations thereunder. If, as GDHL expects, at the date of the Domestication GDHL has never had any earnings and profits that would result in any shareholder having an all earnings and profits amount, a U.S. Holder is permitted to make an abbreviated form of election. The election must be attached by the U.S. Holder to its timely filed U.S. federal income tax return for the year of the Domestication and the U.S. Holder must send notice to GDH Delaware of the election no later than the date such tax return is filed.
If, as GDHL expects, at the date of the Domestication GDHL has never had any earnings and profits that would result in any shareholder having an all earnings and profits amount, a U.S. Holder who makes this election should generally not have an income inclusion under Section 367(b) of the Code provided the U.S. Holder properly executes the election and complies with the applicable notice requirements. Subject to the discussion below of QEF (as defined below) and purging elections under “—PFIC Considerations with Respect to the Domestication,” if GDHL has had positive earnings and profits in any year through the date of the Domestication during which a U.S. Holder held GDHL ordinary shares, a U.S. Holder that makes the election described herein could have an all earnings and profits amount with respect to its GDHL ordinary shares, and thus could be required to include that amount in income as a deemed dividend as a result of the Domestication.
U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING WHEN AND WHETHER TO MAKE THIS ELECTION AND, IF THE ELECTION IS DETERMINED TO BE ADVISABLE, THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO THIS ELECTION.
U.S. Holders that Own GDHL Ordinary Shares with a Fair Market Value Less Than $50,000. Subject to the discussion below under “—PFIC Considerations with Respect to the Domestication,” a U.S. Holder who on the date of the Domestication owns (or is considered to own) GDHL ordinary shares with a fair market value less than $50,000 and is not a 10% shareholder should not be required to recognize any gain or loss under Section 367 of the Code in connection with the Domestication, and generally should not be required to include any part of the all earnings and profits amount, if any, in income.
Tax Consequences for U.S. Holders of GDHL Warrants
Subject to the considerations described above relating to Section 367(b) and below relating to PFIC considerations, a U.S. Holder of GDHL warrants should not recognize gain or loss for U.S. federal income tax purposes with respect to the exchange of GDHL warrants for GDH Delaware warrants in the Domestication.
U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICABILITY AND THE CONSEQUENCES OF SECTION 367(B) OF THE CODE WITH RESPECT TO THE DOMESTICATION.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
PFIC Considerations with Respect to the Domestication
A non-U.S. corporation will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. Although the application of these rules is uncertain in certain respects, GDHL has determined that it was likely a PFIC for its 2021, 2020 and 2019 taxable years and will likely be a PFIC for the current year (which would end with the Domestication). In addition to the discussion under the heading “—Application of Section 367(b) of the Code to the Domestication,” above, the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code.
If GDHL is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder for its GDHL ordinary shares or warrants and, in the case of GDHL ordinary shares, the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election or a mark-to-market election for GDHL’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) GDHL ordinary shares, as described below, such U.S. Holder generally is subject to special adverse U.S. tax rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its GDHL ordinary shares or warrants and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the GDHL ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the GDHL ordinary shares. Under these rules:
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The U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for the GDHL ordinary shares or warrants;

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the amount allocated to the taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which GDHL was a PFIC, will be taxed as ordinary income;

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the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in the U.S. Holder’s holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

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an additional amount equal to the interest charge generally applicable to underpayments of tax will be imposed with respect to the tax attributable to each such other taxable year of the U.S. Holder.

In addition to the discussion under the heading “—Application of Section 367(b) of the Code to the Domestication,” above, the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code. Even if the Domestication qualifies as a reorganization for U.S. federal income tax purposes under Section 368(a) of the Code, Section 1291(f) of the Code requires that, to the extent provided in regulations, a U.S. person that disposes of stock of a PFIC recognize gain notwithstanding any other provision of the Code. No final Treasury Regulations are in effect under Section 1291(f) of the Code. Proposed Treasury Regulations under Section 1291(f) of the Code were promulgated in 1992, with a retroactive effective date once they become finalized. If finalized in their present form, those regulations would require taxable gain recognition by a U.S. Holder with respect to its exchange of GDHL ordinary shares for GDH Delaware Class A common stock in the Domestication if GDHL were classified as a PFIC at any time during such U.S. Holder’s holding period for the GDHL ordinary shares unless such U.S. Holder made a timely and effective QEF election (as described below) for GDHL’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) GDHL ordinary shares, or made a QEF election along with a purging election (as described below), or made a mark-to-market election (as described below) (a U.S. Holder that has not made such a QEF or mark-to-market election, a “Non-Electing Shareholder” and any

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U.S. Holder that has made such a QEF election (or QEF election along with a purging election), or a mark-to-market election, an “Electing Shareholder”). Under the PFIC rules, any such gain would be treated as an “excess distribution” made in the year of the Domestication and subject to the special tax and interest charge rules discussed above. It is possible that the proposed Treasury Regulations under Section 1291(f) of the Code (if finalized in their current form) may apply to cause gain recognition under the PFIC rules on the exchange of GDHL warrants for GDH Delaware warrants pursuant to the Domestication.
In addition, such proposed Treasury Regulations would provide coordinating rules with Section 367(b) of the Code, whereby, if the gain recognition rule of the proposed Treasury Regulations under Section 1291(f) of the Code applies to a disposition of PFIC stock that results from a transfer with respect to which Section 367(b) of Code requires the shareholder to recognize gain or include an amount in income as a distribution under Section 301 of the Code, the gain realized on the transfer is taxable as an excess distribution under Section 1291 of the Code, and the excess, if any, of the amount to be included in income under Section 367(b) of the Code over the gain realized under Section 1291 of the Code is taxable as provided under Section 367(b) of the Code. See the discussion above under the section entitled “—Application of Section 367(b) of the Code to the Domestication.”
As described below, the proposed Treasury Regulations under Section 1291(f) of the Code (if finalized in their current form) should not apply to an Electing Shareholder with respect to its GDHL ordinary shares for which a timely QEF election (or a QEF election along with a purging election), or a mark-to-market election is made. An Electing Shareholder may, however, be subject to the rules discussed above under the section entitled “—Application of Section 367(b) of the Code to the Domestication.” In addition, it is unclear whether Section 1291(f) of the Code applies in the absence of final regulations, and a U.S. Holder may be able to take the position that Section 1291(f) of the Code does not apply in the absence of final regulations. U.S. Holders are urged to consult their tax advisors as to the application of Section 1291(f) to the Domestication in their particular circumstances.
A U.S. Holder will avoid the PFIC tax consequences described above in respect of GDHL ordinary shares (but not GDHL warrants) upon the Domestication if it made a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of GDHL’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, for GDHL’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) GDHL ordinary shares.
For a U.S. Holder that made a timely and valid QEF election in a taxable year after GDHL’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) GDHL ordinary shares, the potential adverse tax consequences described above, adjusted to take into account the current income inclusions resulting from the QEF election, would continue to apply, unless the U.S. Holder makes a purging election under the PFIC rules. Under the purging election, the U.S. Holder will be deemed to have sold such GDHL ordinary shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the GDHL ordinary shares for purposes of the PFIC rules. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances.
It is not entirely clear how various aspects of the PFIC rules apply to the GDHL warrants. However, a U.S. Holder may not make a QEF election with respect to its warrants to acquire GDHL ordinary shares. As a result, if a U.S. Holder sells or otherwise disposes of such warrants (other than upon exercise of such warrants) and GDHL was a PFIC at any time during the U.S. Holder’s holding period of such warrants, proposed Treasury Regulations would provide that any gain generally will be treated as an excess distribution, taxed as described above. If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to the newly acquired GDHL ordinary shares (or has previously made a QEF election with respect to GDHL ordinary shares), the QEF election will apply to the newly acquired GDHL ordinary shares. Notwithstanding the foregoing, the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired GDHL ordinary shares (which may be deemed to have a holding period for purposes of the PFIC rules that includes all or a portion of the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election under the PFIC rules, as described above.

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The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election (and a purging election, if applicable) by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.
In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC annual information statement from GDHL. A PFIC annual information statement for 2020 for GDHL is available on GDHL’s website at https://assets.ctfassets.net/rbgwch8v5pod/3DDBas1tE7rrm0Okyo3KeD/457129bba3e1f30749e8d8d742d989c5/GDHL PFIC Notice Annual Information Statement FAQs TY 2020 Final .pdf and GDHL intends to similarly provide its shareholders with a PFIC annual information statement for the current taxable year through the date of the Domestication.
If GDHL ordinary shares constitute “marketable stock,” a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder, at the close of the first taxable year in which it holds (or is deemed to hold) GDHL ordinary shares, made a mark-to-market election with respect to such stock for such taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its GDHL ordinary shares at the end of such year over its adjusted basis in its GDHL ordinary shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of the adjusted basis of its GDHL ordinary shares over the fair market value of its GDHL ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its GDHL ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its GDHL ordinary shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants.
The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to GDHL ordinary shares under their particular circumstances.
The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of GDHL ordinary shares or warrants should consult their own tax advisors concerning the application of the PFIC rules to GDHL ordinary shares or warrants under their particular circumstances.
U.S. Tax Consequences of the Reorganization Merger
Treatment of the Reorganization Merger
Davis Polk has delivered an opinion to GDHL to the effect that, under the U.S. federal income tax laws in effect as of the date of such opinion, (i) the Reorganization Merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) the exchange by a U.S. Holder of GDH Delaware Class A common stock for Pubco Class A common stock pursuant to the Reorganization Merger, taken together with the Second Merger, should qualify as an exchange governed by Section 351(a) of the Code (the “Reorganization Merger Tax Opinion”). The obligation of each of GDHL and BitGo to complete the Reorganization Merger and the Second Merger, however, is not conditioned upon the receipt, as of the closing of such transactions, by either GDHL or BitGo of a tax opinion from its counsel or any other counsel on the qualification of the Reorganization Merger as a “reorganization” or of such exchange as an exchange governed by Section 351(a) of the Code. The Reorganization Merger Tax Opinion is based on customary assumptions and representations, warranties and covenants of GDHL and BitGo, including representations as to facts that cannot be known until the closing of the Second Merger. If any of these assumptions,

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
representations, warranties or covenants is or becomes incorrect, incomplete or inaccurate, or is violated, or if there is a change in U.S. federal income tax law after the date hereof, the validity of the Reorganization Merger Tax Opinion may be adversely affected and the U.S. federal income tax consequences of the Reorganization Merger could differ materially from those described below. In particular, with respect to its conclusions as to the qualification under Section 351(a) of the Code of the Reorganization Merger and the Second Merger, the Reorganization Merger Tax Opinion is based on a representation from GDHL that Pubco will not be an “investment company” within the meaning of Section 351 of the Code immediately after the consummation of the Reorganization Merger and the Second Merger. Pubco’s status as an investment company for these purposes will depend on the relative values of assets held directly and indirectly by it at that time, some of which, including digital assets such as Bitcoin, are subject to significant price volatility. Therefore, there can be no assurance that, notwithstanding the delivery by counsel of the Reorganization Merger Tax Opinion as of the date hereof, that the Reorganization Merger will, based on the facts and circumstances as of the consummation of the Reorganization Merger, in fact qualify as a “reorganization” or as an exchange governed by Section 351(a) of the Code, based on the facts as of the closing of the Second Merger.
An opinion of counsel represents counsel’s legal judgment but is not binding on the IRS or any court, and neither GDHL nor BitGo will request a ruling from the IRS with respect to the tax treatment of the Reorganization Merger. As a result, no assurance can be given that the IRS will not successfully challenge the treatment of the Reorganization Merger as a “reorganization” within the meaning of Section 368(a) of the Code or the treatment of the exchange by a U.S. Holder of GDH Delaware Class A common stock for Pubco Class A common stock as an exchange governed by Section 351(a) of the Code. If the IRS were to successfully challenge the status of the Reorganization Merger as a Section 351(a) exchange or a reorganization under Section 368(a) of the Code, the tax consequences would differ from those set forth in this proxy statement/prospectus, and U.S. Holders of GDH Delaware Class A common stock or warrants could be subject to U.S. federal income tax upon the receipt of Pubco Class A common stock or warrants in the Reorganization Merger.
The remainder of this disclosure assumes that the Reorganization Merger will qualify as a reorganization described in Section 368(a) of the Code and an exchange governed by Section 351(a) of the Code.
U.S. Holders Exchanging GDH Delaware Class A Common Stock for Pubco Class A Common Stock
A U.S. Holder that holds only shares of GDH Delaware Class A common stock will generally not recognize gain or loss as a result of its exchange of GDH Delaware Class A common stock for Pubco Class A common stock pursuant to the Reorganization Merger. A U.S. Holder’s aggregate tax basis in Pubco Class A common stock received pursuant to the Reorganization Merger will equal the U.S. Holder’s aggregate tax basis in the GDH Delaware Class A common stock exchanged therefor. A U.S. Holder’s holding period in Pubco Class A common stock received pursuant to the Reorganization Merger will include the holding period for its shares of GDH Delaware Class A common stock surrendered in exchange therefor. U.S. Holders who hold shares of GDH Delaware Class A common stock with differing bases or holding periods should consult their tax advisors with regard to identifying the bases or holding periods of the particular shares of Pubco Class A common stock received in the Reorganization Merger.
U.S. Holders Exchanging GDH Delaware Warrants for Pubco Warrants
A U.S. Holder of GDH Delaware warrants will not recognize gain or loss with respect to such warrants as a result of the Reorganization Merger, and the aggregate adjusted tax basis and holding period of the Pubco warrants received by such U.S. Holder in connection with the Reorganization Merger will be equal to the adjusted tax basis and holding period of such U.S. Holder’s GDH Delaware warrants immediately prior to the Reorganization Merger.
Determining the actual tax consequences of the Reorganization Merger to you may be complex and will depend on your specific situation and on factors that are not within our control. You should consult your tax advisors with respect to the application of U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Material U.S. Federal Income Tax Consequences of the Second Merger to BitGo Stockholders
Subject to the qualifications, assumptions and limitations in the opinion attached as Exhibit 8.2, the statements of law and legal conclusions set forth below represent the opinion of Sheppard Mullin Richter & Hampton LLP (“SMRH”). In particular, with respect to its conclusions as to the qualification of the exchange by a BitGo stockholder of BitGo stock for Pubco Class A common stock pursuant to the Second Merger, taken together with the Reorganization Merger, as an exchange governed by Section 351(a) of the Code, the opinion of SMRH is based on representations from GDHL and Pubco that Pubco will not be an “investment company” within the meaning of Section 351(e)(1) of the Code immediately after the consummation of the Second Merger. Pubco’s status as an investment company for these purposes will depend on the relative values of assets held directly and indirectly by Pubco at that time, some of which, including digital assets such as Bitcoin, are subject to significant price volatility. Therefore, there can be no assurance that, notwithstanding the delivery by SMRH of the opinion on or before the date hereof, the Second Merger will in fact qualify as an exchange governed by Section 351(a) of the Code based on the facts and circumstances as of the closing of the Second Merger. The consummation of the Second Merger is not conditioned on the receipt of any opinion on the U.S. federal income tax consequences of the Second Merger from SMRH or any other counsel.
The following discussion sets forth the material U.S. federal income tax consequences for U.S. Holders of BitGo stock of the Second Merger. This discussion applies only to beneficial owners that hold their BitGo stock as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not consider all aspects of U.S. federal income taxation that may be relevant to a particular beneficial owner in light of such beneficial owner’s circumstances or status, including the U.S. federal income tax consequences to:
•
financial institutions or financial services entities;

•
broker-dealers;

•
taxpayers that are subject to the mark-to-market tax accounting rules;

•
tax-exempt entities;

•
governments or agencies or instrumentalities thereof;

•
insurance companies;

•
regulated investment companies;

•
real estate investment trusts;

•
expatriates or former long-term residents of the United States;

•
persons that acquired BitGo stock as compensation;

•
persons that hold BitGo stock as part of a straddle, constructive sale, hedge, conversion or other integrated or similar transaction or as “qualified small business stock”; or

•
U.S. Holders whose functional currency is not the U.S. dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address alternative minimum tax considerations, special tax accounting rules under Section 451(b) of the Code, or U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as gift taxes or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.
An opinion of counsel represents counsel’s legal judgment but is not binding on the IRS or any court,and we have not and do not intend to seek any rulings from the U.S. Internal Revenue Service (the

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
“IRS”) regarding the Second Merger. There can be no assurance that the IRS will not take positions concerning the tax consequences of the transactions that are inconsistent with the consequences discussed below or that any such positions would not be sustained by a court.
As used herein, the term “U.S. Holder” has the meaning ascribed to such term above under the heading, “Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders.”
If a partnership (or any entity so characterized for U.S. federal income tax purposes) holds stock of BitGo, the tax treatment of such partnership, and of a person treated as a partner of such partnership, will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any BitGo stock and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the Second Merger.
ALL HOLDERS OF BITGO STOCK SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE SECOND MERGER, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.
Partial Redemption by BitGo
The payment of the portion of the cash consideration to a BitGo stockholder in the Second Merger that is attributable to (A) any indebtedness incurred by Merger Sub 2 for the purpose of funding all or a portion of the cash consideration pursuant to the Merger Agreement and (B) any cash of BitGo or any of its subsidiaries that is transferred to the exchange agent pursuant to the Merger Agreement, is intended to be treated as a distribution in partial redemption of the shares held by such BitGo stockholder subject to the provisions of Section 302(a) and Section 302(b)(3) of the Code, though this treatment is not free from doubt.
Assuming such characterization prevails and Section 302(a) and Section 302(b)(3) of the Code apply, except with respect to U.S. Holders of BitGo stock who actually or constructively own Pubco Class A common stock prior to the Second Merger, this discussion assumes that the cash described in clauses (A) and (B) of the preceding paragraph will be treated as described above. Accordingly, a BitGo stockholder will generally be treated as if such shareholder exchanged a portion of such shareholder’s shares of BitGo stock for the cash received and will recognize gain or loss equal to the difference between the amount of such cash and the adjusted tax basis of the shares treated as exchange for cash. Any gain or loss recognized on such exchange will be capital gain or loss and will constitute long-term capital gain or loss if the holding period for the BitGo stock deemed to have been redeemed is more than one year as of the date of the Second Merger. The ability to deduct capital losses is subject to limitations. If a BitGo stockholder acquired shares of BitGo at different times or at different prices, such shareholder should consult such shareholder’s tax advisor regarding the manner in which gain or loss should be determined.
Partial Sale
The payment of all cash and other consideration payable pursuant to the Second Merger, other than the consideration described in the immediately preceding discussion under the heading “Partial Redemption by BitGo” and Pubco Class A Common Stock (the “Sale Consideration”) should be treated as a sale by the BitGo stockholders to GDH LP of a portion of their outstanding BitGo stock in exchange for such Sale Consideration.
A BitGo stockholder treated as exchanging a portion of such stockholder’s BitGo stock for the Sale Consideration will recognize gain or loss equal to the difference between the sum of the amount of such cash and the fair market value of such other consideration and the adjusted tax basis of the BitGo shares treated as exchanged therefor. Any gain or loss recognized on such exchange will be capital gain or loss, and will constitute long-term capital gain or loss if the holding period for the BitGo stock deemed to have been sold to GDH LP is more than one year as of the date of the Second Merger. The ability to deduct capital losses is subject to limitations. If a BitGo stockholder acquired shares of BitGo at different times or at different prices, such shareholder should consult such shareholder’s tax advisor regarding the manner in which gain or loss should be determined.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Because a BitGo stockholder may receive funds that were held back after the close of the taxable year in which the Second Merger occurs, such BitGo stockholder may be eligible to report any gain realized on the sale of BitGo stock deemed sold to GDH LP under the installment method, unless the BitGo stockholder affirmatively elects out of or is otherwise ineligible for installment method reporting. The installment method does not apply to any BitGo stockholder that recognizes a loss upon the sale of such BitGo stock.
Generally, under the installment method, and subject to the discussion below relating to imputed interest, a portion of each payment of cash received is taxable as gain in the year of receipt, and a portion represents a tax-free recovery of the basis in the BitGo stockholder’s BitGo stock treated as having been sold to GDH LP. In situations where (as is the case here), a maximum sales price is stated, applicable Treasury Regulations relating to the application of the installment method generally require that BitGo stockholders apportion their total tax basis in their BitGo stock treated as sold to GDH LP to each payment based on the assumption that the maximum amount of payments will be received. Any payments received by a BitGo stockholder in excess of the amount of basis allocated to that payment will be treated as gain. In contrast, if a payment received is less than the tax basis allocated to that payment, no loss is allowed and the excess tax basis is carried forward to the following payment. If, however, the final payment received by a BitGo stockholder is less than the tax basis allocated to that payment, the BitGo stockholder would have a loss.
A BitGo stockholder may elect not to use the installment method for U.S. federal income tax purposes. Such election not to use the installment method should be made on a BitGo stockholder’s tax return for the taxable year in which the completion of the Second Merger occurs. A BitGo stockholder that elects out of the installment method must recognize gain on the sale (including gain based on the fair market value of the BitGo stockholder’s right to any funds that were held back pursuant to the Second Merger) in accordance with such BitGo stockholder’s method of accounting. To the extent that a BitGo stockholder’s eventual receipt of funds is more or less than the amount previously taken into income, such BitGo stockholder would be required to recognize additional gain or loss. Because the availability of the installment method of reporting as applied to held back funds is complex, each BitGo stockholder should consult with his, her or its own tax advisor regarding the U.S. federal tax treatment of the escrowed funds.
Since any funds released to the BitGo stockholders after the Closing of the Second Merger that was initially held back will be paid without interest, any such payments made in a taxable year following the year in which the Second Merger occurs will be subject to certain imputed interest rules contained in the Treasury Regulations. In general, the Treasury Regulations provide, in relevant part, that a portion of any such escrowed funds received in a taxable year following the year in which the Second Merger occurs will be treated as interest income when such payment is received, and will be subject to tax at the rate applicable to ordinary income. The amount of any payment treated as interest income under these rules is determined by (i) discounting the amount of the payment received back to the date of the Second Merger at the “applicable federal rate” in effect as of the date of the Second Merger, (ii) treating the discounted amount as a portion of the sales price upon which gain or loss will be calculated under the installment method, and (iii) treating the remainder as interest income.
Exchange of BitGo Stock for Pubco Class A Common Stock
The exchange by a BitGo stockholder of BitGo stock for Pubco Class A common stock pursuant to the Second Merger, including any Pubco Class A common stock that is received after the closing as an adjustment to the purchase price, taken together with the Reorganization Merger should qualify as an exchange governed by Section 351(a) of the Code.
Neither GDHL nor BitGo will request a ruling from the IRS with respect to the tax treatment of the Second Merger, and as a result, no assurance can be given that the IRS will not challenge the treatment of the exchange by a BitGo stockholder of BitGo stock for Pubco Class A common stock pursuant to the Second Merger, taken together with the Reorganization Merger, as an exchange governed by Section 351(a) of the Code. If the IRS were to successfully challenge such treatment, the tax consequences would differ from those set forth in this proxy statement/prospectus.
The following discussion assumes that the exchange by a BitGo stockholder of BitGo stock for Pubco Class A common stock pursuant to the Second Merger, taken together with the Reorganization Merger, will qualify as an exchange governed by Section 351(a) of the Code.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
A BitGo stockholder will generally not recognize gain or loss as a result of its exchange of such shareholder’s BitGo stock for Pubco Class A common stock pursuant to the Second Merger. A BitGo stockholder’s aggregate tax basis in Pubco Class A common stock received pursuant to the Second Merger will equal such shareholder’s aggregate tax basis in the BitGo stock exchanged therefor. A BitGo stockholder’s holding period in Pubco Class A common stock received pursuant to the Second Merger will include the holding period for such shareholder’s shares of BitGo stock surrendered in exchange therefor. BitGo stockholders who hold shares of BitGo stock with differing bases or holding periods should consult their tax advisors with regard to identifying the bases or holding periods of the particular shares of Pubco Class A common stock received in the Second Merger.
Backup Withholding
Backup withholding at the applicable rate (currently 24%) may apply with respect to certain cash payments unless the holder of BitGo stock receiving payments is an exempt holder (generally, corporations, tax-exempt organizations, qualified pension and profit-sharing trusts, individual retirement accounts, or non-resident aliens who, when required, provide certification as to their status) or (ii) provides a certificate containing the holder’s name, address, correct federal taxpayer identification number and a statement that the holder is exempt from backup withholding. Backup withholding does not constitute an additional tax, and any amounts withheld from payments to a holder under the backup withholding rules will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.
This discussion of U.S. federal income tax consequences is for general information purposes only and is not intended to be, and should not be construed as, tax advice. Determining the actual tax consequences of the Second Merger to you may be complex and will depend on your specific situation and on factors that are not within our control. You should consult your tax advisors with respect to the application of U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction.
U.S. Tax Consequences to U.S. and Non-U.S. Holders of Owning Pubco Class A Common Stock and Pubco Warrants
In the opinion of Davis Polk, the tax consequences set forth in the following discussion are the material U.S. federal income and estate tax consequences of the ownership and disposition of Pubco Class A common stock and Pubco warrants by “U.S. Holders” and “Non-U.S. Holders”. This discussion applies only to beneficial owners that hold their Pubco Class A common stock and Pubco warrants as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not consider all aspects of U.S. federal income taxation that may be relevant to a particular beneficial owner in light of such beneficial owner’s circumstances or status, including the U.S. federal income tax consequences to:
•
financial institutions or financial services entities;

•
broker-dealers;

•
taxpayers that are subject to the mark-to-market tax accounting rules;

•
tax-exempt entities;

•
governments or agencies or instrumentalities thereof;

•
insurance companies;

•
regulated investment companies;

•
real estate investment trusts;

•
expatriates or former long-term residents of the United States;

•
“controlled foreign corporations,” PFICs, and corporations that accumulate earnings to avoid U.S. federal income tax;

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
•
persons that acquired Pubco Class A common stock or Pubco warrants as compensation;

•
persons that hold Pubco Class A common stock or Pubco warrants as part of a straddle, constructive sale, hedge, conversion or other integrated or similar transaction; or

•
U.S. Holders whose functional currency is not the U.S. dollar.

The term “U.S. Holder” has the same meaning ascribed to it as under “Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders and Holders of GDHL Warrants.” A “Non-U.S. Holder” is a beneficial owner of a share of Pubco Class A common stock or Pubco warrants that is, for U.S. federal income tax purposes:
•
a non-resident alien individual, other than a former citizen or resident of the United States subject to U.S. tax as an expatriate,

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a foreign corporation, or

•
a foreign estate or trust,

but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of distribution or disposition. If you are such an individual, you are urged to consult your tax advisor regarding the U.S. federal income tax consequences of owning shares of Pubco Class A common stock and Pubco warrants.
If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes) owns Pubco Class A common stock or Pubco warrants, the tax treatment of a partner or beneficial owner of the entity may depend upon the status of the owner, the activities of the entity and certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in partnerships or other pass-through entities that own Pubco Class A common stock or Pubco warrants should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.
This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to U.S. Holders and Non-U.S. Holders in light of their particular circumstances, does not discuss alternative minimum tax and Medicare contribution tax consequences and does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of Pubco Class A common stock or Pubco warrants, including the consequences under the laws of any state, local or non-U.S. jurisdiction.
U.S. Holders
Dividends on Pubco Class A Common Stock
As discussed under “Historical Per Share, Common Stock Market Price and Dividend Policy” above, Pubco does not currently expect to make distributions on its common stock following the Reorganization Merger. In the event that Pubco makes a distribution of cash or other property in respect of its Class A common stock (other than certain pro rata distributions of our stock), a U.S. Holder generally will be required to include in gross income as dividends the amount of any cash distribution paid on Pubco Class A common stock to the extent the distribution is paid out of Pubco’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will be taxable to a corporate U.S. Holder at regular rates but will be eligible (subject to applicable requirements and limitations) for the dividends-received deduction.
Distributions in excess of current and accumulated earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its stock (but not below zero) and, to the extent in excess of

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
basis, will be treated as gain from the sale or exchange of such stock as described below under “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Pubco Class A Common Stock and Pubco Warrants.”
With respect to non-corporate U.S. Holders, under tax laws currently in effect, dividends generally will be taxed at the lower applicable long-term capital gains rate (see “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Pubco Class A Common Stock and Pubco Warrants” below), subject to applicable requirements and limitations.
Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Pubco Class A Common Stock and Pubco Warrants
A U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of Pubco Class A common stock or Pubco warrants. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for Pubco Class A common stock or Pubco warrants so disposed of exceeds one year at the time of disposition. Long-term capital gains recognized by noncorporate U.S. Holders are generally subject to tax at preferential rates under current law. The deductibility of capital losses is subject to limitations.
The amount of gain or loss recognized on a sale or other taxable disposition generally will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its Pubco Class A common stock or Pubco warrants so disposed of.
Exercise or Lapse of a Pubco Warrant
A U.S. Holder generally will not recognize gain or loss upon the acquisition of Pubco Class A common stock on the exercise of a Pubco warrant for cash. A U.S. Holder’s tax basis in Pubco Class A common stock received upon exercise of the Pubco warrant generally will equal the sum of the U.S. Holder’s tax basis in the Pubco warrant and the exercise price. It is unclear whether a U.S. Holder’s holding period for the Pubco Class A common stock will commence on the date of exercise of the Pubco warrant or the day following the date of exercise of the Pubco warrant; in either case, the holding period will not include the period during which the U.S. Holder held the Pubco warrant. If a Pubco warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the Pubco warrant.
Possible Constructive Distributions
The terms of each Pubco warrant provide for an adjustment to the number of shares of Pubco Class A common stock for which a Pubco warrant may be exercised or to the exercise price of a Pubco warrant in certain events, as discussed in the section of this prospectus entitled “Description of Pubco Capital Stock—Warrants.” An adjustment which has the effect of preventing dilution generally is not taxable. U.S. Holders of Pubco warrants would, however, be treated as receiving a constructive distribution from Pubco if, for example, the adjustment increases the warrant holders’ proportionate interest in Pubco’s assets or earnings and profits (e.g., through an increase in the number of shares of Pubco Class A common stock that would be obtained upon exercise) as a result of a distribution of cash to the holders of Pubco Class A common stock which is taxable to the U.S. Holders of such stock as described under “—Dividends on Pubco Class A Common Stock” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the Pubco warrants received a cash distribution from Pubco equal to the fair market value of such increased interest.
Non-U.S. Holders
Dividends
As discussed under “Historical Per Share, Common Stock Market Price and Dividend Policy” above, Pubco does not currently expect to make distributions on its common stock following the Reorganization Merger. In the event that Pubco makes a distribution of cash or other property (other than certain pro rata distributions of our stock), including a constructive distribution, in respect of its Class A common stock or

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
warrants, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid out of its current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any portion of a distribution (or constructive distribution) that exceeds Pubco’s current and accumulated earnings and profits generally will be treated first as a tax-free return of capital that reduces the adjusted tax basis of a Non-U.S. Holder’s Pubco Class A common stock or Pubco warrants, as applicable, and to the extent the amount of the distribution exceeds a Non-U.S. Holder’s adjusted tax basis in its Pubco Class A common stock or Pubco warrants, as applicable, the excess will be treated as gain from the disposition of Pubco Class A common stock or warrants (the tax treatment of which is discussed below under “—Gain on Disposition of Pubco Class A Common Stock and Pubco Warrants”), as applicable.
Dividends paid to a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or a reduced rate specified by an applicable income tax treaty, subject to the discussion of FATCA (as defined below) withholding taxes below. In order to obtain a reduced rate of withholding under an applicable income tax treaty, a Non-U.S. Holder generally will be required to provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or acceptable substitute form), as applicable, certifying its entitlement to benefits under the treaty.
Dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States) will not be subject to U.S. federal withholding tax if the Non-U.S. Holder provides a properly executed IRS Form W-8ECI. Instead, the effectively connected dividend income will generally be subject to regular U.S. income tax as if the Non-U.S. Holder were a U.S. person as defined under the Code. A Non-U.S. Holder that is a treated as a corporation for U.S. federal income tax purposes receiving effectively connected dividend income may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits (subject to certain adjustments).
A Non-U.S. Holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Gain on Disposition of Pubco Class A Common Stock and Pubco Warrants
Subject to the discussions of backup withholding and FATCA below, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of Pubco Class A common stock or Pubco warrants unless:
•
the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States), in which case the gain will be subject to U.S. federal income tax generally in the same manner as effectively connected dividend income as described above;

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the Non-U.S. Holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the gain (net of certain U.S.-source losses) generally will be subject to U.S. federal income tax at a rate of 30% (or a lower treaty rate); or

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Pubco is or has been a “United States real property holding corporation” (as described below) at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter, and

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in the case of a disposition of Pubco Class A common stock, (i) the Pubco Class A common stock ceases to be regularly traded on an established securities market (“regularly traded”) prior to the beginning of the calendar year in which the sale or disposition occurs or (ii) the Non-U.S. Holder has owned or is deemed to have owned, at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter, more than 5% of the Pubco Class A Common Stock; or

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
•
in the case of a disposition of Pubco warrants, (i) neither the Pubco Class A Common Stock nor the Pubco warrants are regularly traded in the calendar year in which the sale or disposition occurs, (ii) the Pubco warrants are regularly traded in such calendar year and the Non-U.S. Holder has owned or is deemed to have owned, at any time within the five year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter, more than 5% of the Pubco warrants or (iii) the Pubco warrants are not regularly traded in such calendar year and the aggregate fair market value of the Pubco warrants held by such Non-U.S. holder, as of any date on which the Non-U.S. Holder acquired Pubco warrants, was greater than 5% of the aggregate fair market value of the Pubco Class A Common Stock on such date.

Pubco will be a United States real property holding corporation at any time that the fair market value of its “United States real property interests,” as defined in the Code and applicable Treasury Regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and other assets used or held for use in a trade or business (all as determined for the U.S. federal income tax purposes). Pubco believes that it is not, and does not anticipate becoming in the foreseeable future, a United States real property holding corporation.
Information Reporting and Backup Withholding
Distributions paid to a Non-U.S. Holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.
A Non-U.S. Holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption.
Information reporting and, depending on the circumstances, backup withholdings will apply to the proceeds of a sale or other disposition of Pubco Class A common stock or Pubco warrants made within the U.S. or conducted through certain U.S.-related financial intermediaries, unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person in order to avoid additional information reporting and backup withholding. The certification procedures required to claim a reduced rate of withholding under a treaty will generally satisfy the certification requirements necessary to avoid backup withholding as well.
Backup withholding is not an additional tax and the amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS in a timely manner.
FATCA
Under Sections 1471 through 1474 of the Code (commonly referred to as “FATCA”), payments of dividends on and the gross proceeds of dispositions of common stock or warrants of a U.S. issuer paid to (i) a “foreign financial institution” (as specifically defined in the Code) or (ii) a “non-financial foreign entity” (as specifically defined in the Code) will be subject to a withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30%, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption from these rules applies. Under proposed U.S. Treasury Regulations promulgated by the Treasury Department, which state that taxpayers may rely on the proposed Treasury Regulations until final Treasury Regulations are issued, this withholding tax will not apply to the gross proceeds from the sale or disposition of common stock or warrants. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against,

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and therefore reduce, such other withholding tax. Non-U.S. Holders should consult their tax advisors regarding the possible implications of this withholding tax on their investment in Pubco Class A common stock or Pubco warrants.
Federal Estate Tax
Individual Non-U.S. Holders (as specifically defined for U.S. federal estate tax purposes) and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that the Pubco Class A common stock will be treated as U.S. situs property subject to U.S. federal estate tax, and Pubco warrants may be treated as U.S. situs property subject to U.S. federal estate tax, unless, in either case, an applicable estate tax treaty provides otherwise.

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CERTAIN CAYMAN ISLANDS INCOME TAX CONSIDERATIONS
Cayman Islands Tax Considerations
The following is a discussion on certain Cayman Islands income tax consequences of an investment in the securities of the Company. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.
Under Existing Cayman Islands Laws
Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporate tax. The Cayman Islands currently has no income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. Consequently there will be no Cayman Islands taxes payable in respect of the registration by way of continuation of the Company as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands.

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Pursuant to 17 C.F.R. Section 200.83
INTERESTS OF GDHL’S DIRECTORS AND OFFICERS
The directors and officers of GDHL may have interests in the Reorganization that are, or may be, different from, or in addition to, the interests of other GDHL shareholders. The Special Committee and GDHL’s board of directors are aware of these interests and considered them, among other matters, when recommending approval of the Reorganization. In considering the recommendation of GDHL’s board of directors and Special Committee, GDHL shareholders should be aware that, as disclosed elsewhere in this Management Circular, certain of the directors and the senior officers of GDHL have interests in the Reorganization or may receive benefits that may differ from, or be in addition to, the interests of GDHL shareholders generally, which may present them with actual or potential conflicts of interest in connection with the Reorganization. These interests and benefits are described herein.
As a result of the Issuance of Class B Common Stock, our Founder and the other holders of Class B Units of GDH LP will ultimately receive shares of Class B common stock of Pubco entitling them to vote together with the holders of shares of Class A common stock of Pubco (with each share of Class B common stock of Pubco and each share of Class A common stock of Pubco being entitled to one vote per share). The number of votes attached to the shares of Class B common stock will be equal to the number of votes such holders would have if they converted their Class B Units of GDH LP into ordinary shares of GDHL (assuming no U.S. resident holder restrictions). The Class B Units of GDH LP are currently exchangeable into GDHL ordinary shares on a 1:1 basis.
The following table includes a description of the interest in the Reorganization of persons who are directors or senior officers of GDHL or managers of the board or senior officers of GDH GP and the anticipated effect of the Reorganization and Reorganization Merger on the percentage of voting securities of Pubco beneficially owned or controlled by such persons. The Reorganization will not result in a change in the percentage of securities of GDH LP held by such persons. The numbers below are presented on a non-fully diluted basis as of [•]. The remaining [•]% of voting control of Pubco not included in the following table will be represented by shares of Class A common stock of Pubco.
Name	Number of Class B Units of GDH LP Currently Held	Number of Shares of Class B Common Stock of Pubco to Ultimately Be Issued	Anticipated Percentage of Voting Control of Pubco via Class B Common Stock
Michael Novogratz Chairman Chief Executive Officer Manager	213,696,000(1)	213,696,000	[•]%
Christopher Ferraro Co-President Manager	4,661,001(2)	4,661,001	[•]%
Damien Vanderwilt Co-President, Head of Global Markets Manager	920,029(3)	920,029	[•]%
Sam Englebardt Head of Galaxy Interactive	2,545,350(4)	2,545,350	[•]%
Steve Kurz Head of Asset Management	1,520,278(5)	1,520,278	[•]%
Kim Pillemer Chief of Staff	4,123,751(6)	4,123,751	[•]%
Andrew Siegel General Counsel & Chief Compliance Officer	223,169(7)	223,169	[•]%
Francesca Don Angelo Corporate Secretary	89,117(8)	89,117	[•]%
Michael Ashe Head of Investment Banking	60,903(9)	60,903	[•]%

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Pursuant to 17 C.F.R. Section 200.83
Name	Number of Class B Units of GDH LP Currently Held	Number of Shares of Class B Common Stock of Pubco to Ultimately Be Issued	Anticipated Percentage of Voting Control of Pubco via Class B Common Stock
Other Holders of Class B Units of GDH LP	861,482	861,482	[•]%

Note:
(1)
Mr. Novogratz owns 522,945 ordinary shares.

(2)
Mr. Ferraro holds 1,130,700 options and 968,000 restricted share units entitling him to acquire 1,130,700 and 968,000 ordinary shares, respectively.

(3)
Mr. Vanderwilt owns 1,079,971 ordinary shares and holds 7,500,000 options entitling him to acquire 7,500,000 ordinary shares

(4)
Mr. Englebardt holds 1,049,900 options and 39,723 restricted share units entitling him to acquire 1,049,900 and 39,723 ordinary shares, respectively.

(5)
Mr. Kurz owns 5,000 ordinary shares and holds 1,627,700 options and 271,009 restricted share units entitling him to acquire 1,627,700 and 271,009 ordinary shares, respectively.

(6)
Ms. Pillemer holds 1,864,000 options and 25,410 restricted share units entitling her to acquire an additional 1,864,000 and 25,410 ordinary shares, respectively.

(7)
Mr. Siegel owns 78,975 ordinary shares and holds 820,400 options and 20,873 restricted share units entitling him to acquire an additional 820,400 and 20,873 ordinary shares, respectively.

(8)
Ms. Don Angelo holds 291,000 options and 81,365 restricted stock units, entitling her to acquire 291,000 and 81,365 ordinary shares, respectively.

(9)
Mr. Ashe holds 1,400,000 options entitling him to acquire 1,400,000 ordinary shares.

Securities Holdings of Directors and Officers
In addition to the security holdings described above:
•
Bill Koutsouras, our Lead Director, holds 150,000 options and 5,644 deferred share units entitling him to acquire 150,000 and 5,644 ordinary shares, respectively.

•
Theagenis Iliadis, a director of GDHL and manager of GDH LP, holds 150,000 options and 5,644 deferred share units entitling him to acquire 150,000 and 5,644 ordinary shares, respectively.

•
Nereida Flannery, a director of GDHL, holds 150,000 options and 5,644 deferred share units entitling her to acquire 150,000 and 5,644 ordinary shares, respectively.

•
Dominic Docherty, a director of GDHL and manager of GDH LP, holds 150,000 options and 5,644 deferred share units entitling him to acquire 150,000 and 5,644 ordinary shares, respectively.

•
Rhonda Adams Medina, a manager of GDH LP, holds 150,000 options and 5,644 deferred share units entitling her to acquire 150,000 and 5,644 ordinary shares, respectively.

•
Jason Urban, our Head of Trading, owns 267,508 ordinary shares and holds 800,000 options and 7,260 restricted share units entitling him to acquire 800,000 and 7,260 ordinary shares, respectively.

•
Alex Ioffe our Chief Financial Officer holds 750,000 options and 275,000 restricted share units entitling him to acquire 750,000 and 275,000 ordinary shares, respectively.

•
Richard Tavoso, a manager of GDH LP, owns 750,000 ordinary shares and holds 150,000 options and 5,644 deferred share units entitling him to acquire 150,000 and 5,644 ordinary shares, respectively.

•
Michael Daffey, the Chairman of the Board, holds 500,000 options and 1,500,000 restricted share units entitling him to acquire 500,000 and 1,500,000 ordinary shares, respectively.

•
Erin Brown, our Chief Operating Officer holds 750,000 options and 275,000 restricted share units entitling her to acquire 750,000 and 275,000 ordinary shares, respectively.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
INTERESTS OF BITGO’S DIRECTORS AND OFFICERS IN THE BITGO ACQUISITION
BitGo stockholders should be aware that, as described below, certain of the directors and executive officers of BitGo have interests in the BitGo Acquisition that are different from, or in addition to, the general interests of the other stockholders of BitGo. These interests include, among others, those listed below:
•
Certain of BitGo’s directors and executive officers may serve as directors and/or officers of the surviving company following the BitGo Acquisition. As such, in the future, they may receive any cash or equity-based compensation that GDHL’s board of directors determines to pay to such persons.

•
On or about the date of the Merger Agreement, GDS LLC entered into an employment offer letter with Michael Belshe, BitGo’s Chief Executive Officer, contingent and effective upon the closing of the BitGo Acquisition, pursuant to which Mr. Belshe is expected to become a member of Pubco’s board of directors and serve as Deputy Chief Executive Officer of Pubco following the closing of the BitGo Acquisition. Such offer letter provides for, among other things, a base salary at the rate of $500,000 per annum; eligibility to receive a discretionary annual performance bonus, which, for the fiscal year ending December 31, 2021, shall have a target amount no less than Mr. Belshe’s current target annual bonus opportunity as an employee of BitGo; the granting of an award of 1,350,000 restricted stock units in respect of Galaxy shares and an award of 900,000 stock options to purchase Galaxy shares, which equity grant will vest 25% on each of the second, third, fourth and fifth anniversaries of the closing the BitGo Acquisition, subject to Mr. Belshe’s continued employment through each applicable vesting date, with accelerated vesting in the event that Mr. Belshe’s employment is terminated without cause or he resigns for good reason; and subjecting certain of the Galaxy shares received by Mr. Belshe in the BitGo Acquisition to a risk of forfeiture and cancellation in the event that Mr. Belshe’s employment is terminated with one year following the closing of the BitGo Acquisition.

•
In addition to Mr. Belshe, certain of BitGo’s employees also entered into employment offer letters with GDS LLC on or about the date of the Merger Agreement, in each case contingent and effective upon the closing of the BitGo Acquisition. Such employment offer letters provide for the terms of employment of such individuals following the closing of the BitGo Acquisition, including, among other things, title and job responsibilities; salary and other cash compensation; equity compensation, including accelerated vesting thereof in the event that the employment of such employees is terminated without cause or they resign for good reason; as well as protective covenants by which the employees will be bound. Unlike Mr. Belshe, whom the parties have determined is a critical key employee of BitGo and whose employment offer letter is a condition to the closing of the BitGo Acquisition, no other single individual’s employment offer letter with GDS LLC is a condition to the closing of the BitGo Acquisition. However, to ensure general continuity of BitGo’s operations, it is a condition to the closing of the BitGo Acquisition that at least seven of nine other individuals named in the Merger Agreement are required to remain in effect through the closing of the BitGo Acquisition.

•
Pursuant to one or more agreements between BitGo and each of Chen Fang, Foon Wang (Peter) Pong, Louis de Valliere, Duncan MacMurdy, Jeff Horowitz and Frieder Weichelt, options to purchase shares of BitGo’s Class A Common Stock and/or restricted shares of BitGo’s Class A Common Stock held by such persons are subject to accelerated vesting in the event of a change of control of BitGo and the services of such persons are terminated without cause or they resign their employment without good reason within a specified period of such change of control of BitGo. The table below sets forth the value of severance, accelerated vesting and retention awards each BitGo executive officer

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would receive if his or her employment was terminated without cause immediately following the closing of the BitGo Acquisition.
BitGo Executive Officer	Value of Accelerated Vesting of BitGo Options	Value of Retention Galaxy RSU Award	Total Value
Michael Belshe, Chief Executive Officer	$—	$—	$—
Chen Fang, Chief Product Officer	—	—	—
Frieder Weichelt, Chief Risk Officer	—	—	—
Louis de Valliere, Vice President of Design	—	—	—
Duncan MacMurdy, Vice President of People	—	—	—
Jeff Horowitz, Chief Compliance Officer	—	—	—

•
Except as identified above, the BitGo options held by BitGo’s executive officers and directors will be treated in the same manner as those BitGo options held by other BitGo employees.

•
Certain of BitGo’s directors are affiliates of investment funds that may have differing interests from the holders of BitGo common stock by virtue of such investment funds holding shares of BitGo preferred stock that are entitled to certain preferential rights to consideration pursuant to BitGo’s amended and restated certificate of incorporation relative to shares of BitGo’s common stock. Such interests include:

•
Matthew Cowan is a director of BitGo and an officer, director or partner in, or has a financial interest in, Bridgescale Partners and its affiliates, which hold an aggregate of 2,316,738 outstanding shares of BitGo’s Series Seed Preferred Stock, 2,600,465 outstanding shares of BitGo’s Series A Preferred Stock and 1,583,092 outstanding shares of BitGo’s Series B Preferred Stock.

•
Jeff Brody is a director of BitGo and an officer, director or partner in, or has a financial interest in, Redpoint Ventures and its affiliates, which hold an aggregate of 9,688,288 outstanding shares of BitGo’s Series A Preferred Stock and 1,064,660 outstanding shares of BitGo’s Series B Preferred Stock.

•
Vivek Pattipati is a director of BitGo and an officer, director or partner in, or has a financial interest in, Valor Digital Investments and its affiliates, which hold an aggregate of 9,201,725 outstanding shares of BitGo’s Series B Preferred Stock.

•
Brian Murray is a director of BitGo and an officer, director or partner in, or has a financial interest in, Craft Ventures and its affiliates, which hold an aggregate of 2,082,067 outstanding shares of BitGo’s Class A Common Stock, 2,473,582 outstanding shares of BitGo’s Series B Preferred Stock and 1,490,310 outstanding shares of BitGo’s Series B-2 Preferred Stock.

•
Michael Belshe is a director and executive officer of BitGo and holds an aggregate of 1,223,724 outstanding shares of BitGo’s Class A Common Stock, 7,194,207 outstanding shares of BitGo’s Class F Common Stock and 23,167 outstanding shares of BitGo’s Series Seed Preferred Stock, in addition to options to purchase an additional 969,370 shares of BitGo’s capital stock.

•
Stratton Sclavos is a director of BitGo and holds options to purchase an aggregate of 384,029 shares of BitGo’s Class A Common Stock.

•
Michael Belshe, Valor Digital Investments and Craft Ventures and its affiliates are each holders of outstanding equity of Hafen LLC, BitGo’s largest stockholder, which holds an aggregate of 5,108,710 outstanding shares of BitGo’s Class A Common Stock and 5,976,760 outstanding shares of BitGo’s Series B-3 Preferred Stock.

•
In connection with the execution of the Merger Agreement, certain of BitGo’s key stockholders and executive officers entered into one or more Support Agreements with GDHL and Pubco providing for, among other things, an election of the form of consideration that such stockholder desired to

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
receive as a result of the BitGo Acquisition; other than with respect to certain executives, a written consent and proxy for such stockholder to vote in favor of the BitGo Acquisition; restrictive covenants regarding confidentiality, non-competition, non-solicitation and non-interference with Galaxy following the closing of the BitGo Acquisition; and restrictions on transfer of such stockholder’s equity securities in BitGo during the pendency of the BitGo Acquisition.
•
BitGo is party to certain management rights letters with each of Redpoint Ventures V, L.P., Bridgescale Opportunities III, L.P., Valor Digital Investments, LLC—Series One and Craft Ventures I, L.P., Craft Ventures I-A, L.P. and Craft Ventures I-B, L.P., which provide for certain contractual management rights, in addition to other rights to nonpublic financial information, inspection rights and other rights afforded to certain BitGo stockholders under BitGo’s Fifth Amended and Restated Investors’ Rights Agreement. Such management rights letters, as well as BitGo’s Fifth Amended and Restated Investors’ Rights Agreement, will terminate in accordance with their respective terms upon consummation of the BitGo Acquisition.

•
Pursuant to the Merger Agreement, for a period of six years from and after the BitGo Acquisition, Galaxy is required to indemnify and hold harmless each present and former officer, director or employee of BitGo and its affiliates, in each case, when acting in such capacity, against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any legal action in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the closing of the BitGo Acquisition and related to such person having served as an officer, director or employee of BitGo or its affiliates, whether asserted or claimed prior to, at or after the closing of the BitGo Acquisition, including in connection with (i) the transactions contemplated by the Merger Agreement, and (ii) actions to enforce the foregoing provision or any other indemnification or advancement right thereunder. Under the Merger Agreement, BitGo is also required to purchase a prepaid directors’ and officers’ liability insurance policy covering those persons who are currently covered by any BitGo directors’ and officers’ liability insurance policy or policies on terms with respect to coverage and amount that are no less favorable than those of such policy or policies for an aggregate period of not less than six years from the closing of the BitGo Acquisition with respect to claims arising from acts or omissions that occurred at or before the closing of the BitGo Acquisition, including with respect to the transactions contemplated by the Merger Agreement.

BitGo’s board of directors was aware of these interests to the extent they existed at the time and considered them, among other matters, in approving the Merger Agreement, the BitGo Acquisition and the transactions contemplated thereby. For more information, see the sections entitled “Background of the BitGo Acquisition” and “BitGo’s Reasons for the Second Merger; Recommendation of the BitGo Board.”
THE INTERESTS DESCRIBED ABOVE MAY HAVE INFLUENCED BITGO’S BOARD OF DIRECTORS AND EXECUTIVE OFFICERS IN MAKING THEIR RECOMMENDATION THAT BITGO STOCKHOLDERS VOTE IN FAVOR OF THE ADOPTION OF THE MERGER AGREEMENT, THE SECOND MERGER AND THE BITGO ACQUISITION. BITGO STOCKHOLDERS SHOULD BE AWARE OF THESE INTERESTS WHEN CONSIDERING THE BITGO BOARD OF DIRECTORS’ RECOMMENDATION THAT BITGO STOCKHOLDERS VOTE IN FAVOR OF THE BITGO ACQUISITION.

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APPRAISAL AND DISSENTERS’ RIGHTS OF GDHL SHAREHOLDERS
There are no appraisal or dissenter rights available to holders of GDHL ordinary shares in connection with the Proposed Transactions under Cayman Islands law or the DGCL.

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APPRAISAL AND DISSENTERS’ RIGHTS OF BITGO STOCKHOLDERS
Appraisal Rights under Delaware Law
Under Delaware law, if a BitGo stockholder of record does not wish to accept the consideration provided for in the Merger Agreement and the Second Merger is completed, such BitGo stockholder has the right to seek appraisal of his, her or its shares of BitGo capital stock and to receive payment in cash for the fair value of his, her or its shares of BitGo capital stock, exclusive of any element of value arising from the accomplishment or expectation of the Second Merger, as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be the fair value of such shares of BitGo capital stock. These rights are known as appraisal rights under Delaware law. The “fair value” of such shares of BitGo capital stock as determined by the Delaware Court of Chancery may be more or less than, or the same as, the consideration that a BitGo stockholder of record is otherwise entitled to receive for the same number of shares of BitGo capital stock under the terms of the Merger Agreement. BitGo stockholders of record who elect to exercise appraisal rights must not vote in favor of or consent in writing to the adoption of the Merger Agreement and must comply with the other provisions of Section 262 of the DGCL to perfect their rights. Strict compliance with the statutory procedures in Section 262 of the DGCL is required. A BitGo stockholder of record who wishes to exercise appraisal rights, or preserve the ability to do so, must not sign the Written Consent in favor of the Merger Agreement.
This section is intended only as a brief summary of the material provisions of the Delaware statutory procedures that a BitGo stockholder must follow in order to seek and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and the law pertaining to appraisal rights under the DGCL, and is qualified in its entirety by reference to Section 262 of the DGCL, the full text of which is attached as Annex [•] to this prospectus and incorporated by reference herein. Annex [•] should be reviewed carefully by any BitGo stockholder who wishes to exercise appraisal rights or who wishes to preserve the right to do so, since failure to comply with the procedures of the statute will result in the loss of appraisal rights. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that BitGo stockholders exercise their appraisal rights under Section 262 of the DGCL. Unless otherwise noted, all references in this summary to “BitGo stockholders” or “you” are to the record holders of shares of BitGo capital stock immediately prior to the Second Merger as to which appraisal rights are asserted. A person having a beneficial interest in shares of BitGo capital stock held of record in the name of another person must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.
Section 262 of the DGCL requires that, where a Merger Agreement is adopted by a written consent of stockholders in lieu of a meeting of stockholders, certain stockholders must be given notice that appraisal rights are available. A copy of Section 262 of the DGCL must be included with such notice. The notice must be provided after the Second Merger is approved and no later than 10 days after the effective time of the Second Merger. Only those BitGo stockholders who did not sign the Written Consent approving the adoption of the Merger Agreement and who have otherwise complied with Section 262 of the DGCL are entitled to receive such notice. If given at or after the Second Merger, the notice must also specify the time of the Second Merger; otherwise, a supplementary notice will provide this information.
Following BitGo’ receipt of signatures to the Written Consent sufficient to adopt the Merger Agreement, BitGo will send all non-consenting BitGo stockholders who satisfy the other statutory conditions the notice regarding the receipt of signatures to the Written Consent. A BitGo stockholder electing to exercise his, her or its appraisal rights will need to take action at that time in response to such notice, but this description is being provided to all BitGo stockholders now so that you can determine whether you wish to preserve your ability to demand appraisal rights in the future in response to such notice.
How to Preserve, Exercise and Perfect Your Appraisal Rights
In order to preserve your right to receive notice and to demand appraisal rights, you must not sign the Written Consent approving the Merger Agreement. Signing and delivering the Written Consent will be counted as approving the Merger Agreement proposal, which will also eliminate any appraisal rights. As described below, you must also continue to hold your shares of BitGo capital stock through the completion of the Second Merger.

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If you elect to demand appraisal of your shares of BitGo capital stock, you must deliver to BitGo or the surviving corporation, as applicable, at the specific address, which will be included in the notice of appraisal rights, a written demand for appraisal of your shares of BitGo capital stock within 20 days after the date of the giving of such notice. A demand may be delivered by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Do not submit a demand before the date of the notice of appraisal rights because a demand that is made before the date of such notice may not be effective to perfect your appraisal rights.
A BitGo stockholder wishing to exercise appraisal rights must hold of record the shares of BitGo capital stock on the date the written demand for appraisal is made and must continue to hold of record the shares of BitGo capital stock through the effective time of the Second Merger. Appraisal rights will be lost if your shares of BitGo capital stock are transferred prior to the Second Merger. If you are not the stockholder of record, you will need to follow special procedures as discussed further below.
If you and/or the record holder of your shares of BitGo capital stock fail to comply with all of the conditions required by Section 262 of the DGCL to perfect your appraisal rights, and the Second Merger is completed, you (assuming that you hold your shares through the Second Merger) will be entitled to receive payment for your shares of BitGo capital stock as provided for in the Merger Agreement, but you will have no appraisal rights with respect to your shares of BitGo capital stock.
In order to satisfy Section 262 of the DGCL, a demand for appraisal in respect of shares of BitGo capital stock must reasonably inform BitGo of the identity of the BitGo stockholder of record and his, her or its intent to seek appraisal rights. The demand for appraisal should be executed by or on behalf of the holder of record of the shares of BitGo capital stock, fully and correctly, as the stockholder’s name appears on the BitGo stock certificate(s), should specify the stockholder’s name and mailing address and the number of shares registered in the stockholder’s name, and must state that the person intends thereby to demand appraisal of the stockholder’s shares of BitGo capital stock in connection with the Second Merger. The demand cannot be made by the beneficial owner of shares of BitGo capital stock if such beneficial owner does not also hold of record the shares of BitGo capital stock. The beneficial owner of shares of BitGo capital stock must, in such cases, have the holder of record of such shares of BitGo capital stock submit the required demand in respect of such shares.
If shares of BitGo capital stock are held of record by a person other than the beneficial owner, including a fiduciary (such as a trustee, guardian or custodian) or other nominee, a demand for appraisal must be executed by such record holder. If the shares of BitGo capital stock are held of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a BitGo stockholder; however, the agent must identify the record holder or holders and expressly disclose the fact that, in executing the demand, he, she or it is acting as agent for the record holder or holders. A record holder, who holds shares of BitGo capital stock as a nominee for others, may exercise his, her or its right of appraisal with respect to the shares of BitGo capital stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of BitGo capital stock as to which appraisal is sought. Where no number of shares of BitGo capital stock is expressly mentioned, the demand for appraisal will be presumed to cover all shares of BitGo capital stock held in the name of the record holder.
Actions After Completion of the Second Merger
At any time within 60 days after the effective time of the Second Merger, any BitGo stockholder who has not commenced an appraisal proceeding or joined a proceeding as a named party may withdraw the demand for appraisal and accept the consideration for his, her or its shares of BitGo capital stock provided for in the Merger Agreement by delivering to BitGo, as the surviving corporation in the Second Merger, a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective time of the Second Merger will require written approval of BitGo, as the surviving corporation in the Second Merger. Unless the demand for appraisal is properly withdrawn by the stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party within 60 days after the effective time of the Second Merger, no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any BitGo stockholder without the approval of the Delaware

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Court of Chancery, and such approval may be conditioned upon such terms as the court deems just. If BitGo, as the surviving corporation in the Second Merger, does not approve a request to withdraw a demand for appraisal when that approval is required, or if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be more or less than, or the same as, the consideration for his, her or its shares of BitGo capital stock provided for in the Merger Agreement.
Within 120 days after the effective time of the Second Merger, but not thereafter, either the surviving corporation or any BitGo stockholder who has complied with the requirements of Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of BitGo capital stock held by all stockholders entitled to appraisal. Upon the filing of such a petition by a BitGo stockholder, service of a copy of such petition will be made upon BitGo, as the surviving corporation in the Second Merger. Galaxy has no present intent to cause BitGo to file such a petition and has no obligation to cause such a petition to be filed, and BitGo stockholders should not assume that BitGo, as the surviving corporation in the Second Merger, will file a petition. Accordingly, the failure of a BitGo stockholder to file such a petition within the period specified could nullify his, her or its previous written demand for appraisal. In addition, within 120 days after the effective time of the Second Merger, any BitGo stockholder who has properly filed a written demand for appraisal and who did not submit a written consent adopting the Merger Agreement, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), will be entitled to receive from BitGo, as the surviving corporation in the Second Merger, a statement setting forth the aggregate number of shares of BitGo capital stock for which a written consent adopting the Merger Agreement was not submitted and with respect to which demands for appraisal have been received, and the aggregate number of holders of such shares. The statement must be given within 10 days after such request has been received by BitGo, as the surviving corporation in the Second Merger, or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. A person who is the beneficial owner of shares of BitGo capital stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition for appraisal or request from BitGo, as the surviving corporation in the Second Merger, such statement.
If a petition for appraisal is duly filed by a BitGo stockholder and a copy of the petition is served upon BitGo, as the surviving corporation in the Second Merger, then BitGo, as the surviving corporation In the Second Merger, will be obligated, within 20 days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all BitGo stockholders who have demanded an appraisal of their shares of BitGo capital stock and with whom agreements as to the value of their shares of BitGo capital stock have not been reached. After notice to BitGo stockholders who have demanded appraisal, if such notice is ordered by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition and to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to the appraisal rights provided by Section 262 of the DGCL. The Delaware Court of Chancery may require BitGo stockholders who have demanded payment for their shares of BitGo capital stock to submit their stock certificates to the Delaware Register in Chancery for notation of the pendency of the appraisal proceedings, and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.
After determination of the BitGo stockholders entitled to appraisal of their shares of BitGo capital stock, the Delaware Court of Chancery will appraise the shares of BitGo capital stock, determining their fair value as of the Second Merger after taking into account all relevant factors exclusive of any element of value arising from the accomplishment or expectation of the Second Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the BitGo stock certificates representing their shares of BitGo capital stock. Unless the court in its discretion determines otherwise for good cause shown, interest from the effective time of the Second Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Second Merger and the date of payment of the judgment.

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No representation is made as to the outcome of the appraisal of fair value as determined by the court and BitGo stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the consideration provided for in the Merger Agreement. Moreover, neither BitGo nor Galaxy anticipates offering more than the consideration provided for in the Merger Agreement to any stockholder exercising appraisal rights, and BitGo and Galaxy reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the “fair value” of a share of BitGo capital stock is less than the consideration provided for in the Merger Agreement in respect of such share.
In determining “fair value,” the court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the Second Merger and that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the Second Merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the Second Merger and not the product of speculation, may be considered.” In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.
Costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and imposed upon the surviving corporation and the BitGo stockholders participating in the appraisal proceeding by the Delaware Court of Chancery, as it deems equitable in the circumstances. Each BitGo stockholder seeking appraisal is responsible for his, her or its attorneys’ and expert witness expenses; although, upon the application of a BitGo stockholder, the Delaware Court of Chancery could order all or a portion of the expenses incurred by any BitGo stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts used in the appraisal proceeding, to be charged pro rata against the value of all shares of BitGo capital stock entitled to appraisal. Any BitGo stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Second Merger, be entitled to deliver written consent for shares of BitGo capital stock subject to that demand for any purpose or to receive payments of dividends or any other distributions with respect to those shares of BitGo capital stock, other than with respect to payments as of a record date prior to the Second Merger. However, if no petition for appraisal is filed within 120 days after the completion of the Second Merger, or if a BitGo stockholder otherwise fails to perfect his, her or its appraisal rights, successfully withdraws his, her or its demand for appraisal or loses his, her or its right to appraisal, then the right of that BitGo stockholder to appraisal will cease and that BitGo stockholder will only be entitled to receive the consideration for his, her or its shares of BitGo capital stock pursuant to the Merger Agreement.
Dissenters’ Rights under California Law
Section 2115 of the CCC makes certain provisions of the CCC, including Chapter 13 of the CCC, applicable to a foreign corporation with substantial ties to the State of California, irrespective of the corporation’s state of incorporation. Section 2115 generally applies to a foreign corporation if (1) more than half of its business is conducted in California, based on certain property, payroll and sales factors, and (2) more than half of its outstanding voting shares are held by persons with addresses in California. If Chapter 13 of the CCC is deemed applicable to the Second Merger by virtue of Section 2115 of the CCC, BitGo stockholders who do not consent in writing to the adoption of the Merger Agreement may, by complying with Sections 1300 through 1313 of the CCC, be entitled to dissenters’ rights as described therein

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and receive cash for the fair market value of their BitGo capital stock. The record holders of the shares of BitGo capital stock that are eligible to, and do, exercise their dissenters’ rights with respect to the transaction are referred to in this section as “dissenting stockholders,” and the shares with respect to which they exercise dissenters’ rights are referred to in this section as “dissenting shares.”
This section is intended only as a brief summary of the material provisions of the California statutory procedures that a BitGo stockholder must follow in order to seek and perfect dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and the law pertaining to dissenters’ rights under the CCC, and is qualified in its entirety by reference to Sections 1300 through 1313 of the CCC, the full text of which are attached as Annex [•] to this prospectus and incorporated by reference herein. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that BitGo stockholders exercise their dissenters’ rights under Chapter 13 of the CCC, if Chapter 13 of the CCC is deemed applicable to the Second Merger. Annex [•] should be reviewed carefully by any BitGo stockholder who wishes to exercise dissenters’ rights or who wishes to preserve the right to do so, since failure to comply with the procedures of the statute will result in the loss of dissenters’ rights.
Shares of BitGo capital stock must satisfy each of the following requirements to qualify as dissenting shares under California law:
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the shares of BitGo capital stock must have been outstanding on the BitGo Record Date;

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the shares of BitGo capital stock must not have approved the adoption of the Merger Agreement by signing the Written Consent;

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the holder of such shares of BitGo capital stock must make a written demand that BitGo repurchase such shares of BitGo capital stock at fair market value (as described below); and

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the holder of such shares of BitGo capital stock must submit certificates for endorsement (as described below).

Refusal to approve the adoption of the Merger Agreement by not signing the Written Consent does not in and of itself constitute a demand for appraisal under California law.
Pursuant to Sections 1300 through 1313 of the CCC, holders of dissenting shares may require BitGo to repurchase their dissenting shares at a price equal to the fair market value of such shares determined as of the day before the first announcement of the terms of the BitGo Acquisition, excluding any appreciation or depreciation as a consequence of the Second Merger, but adjusted for any stock split, reverse stock split or stock dividend that becomes effective thereafter.
Within 10 days following approval of the adoption of the Merger Agreement by BitGo stockholders, BitGo is required to mail a dissenters’ notice to each holder of BitGo capital stock who did not vote in favor of the adoption of the Merger Agreement. The dissenters’ notice must contain the following:
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a notice of the approval of the Second Merger;

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a statement of the price determined by BitGo to represent the fair market value of dissenting shares (which will constitute an offer by BitGo to purchase such dissenting shares at such stated price unless such shares lose their status as “dissenting shares” under Section 1309 of the CCC);

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a brief description of the procedures for such holders to exercise their rights as dissenting stockholders; and

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a copy of Sections 1300 through 1304 of Chapter 13 of the CCC.

Within 30 days after the date on which the notice of the approval of the Second Merger is mailed to dissenting stockholders, a dissenting stockholder must:
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demand that BitGo repurchase such stockholder’s dissenting shares;

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include in that demand the number and class of dissenting shares held of record by such dissenting stockholder that the dissenting stockholder demands that BitGo purchase;

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include in that demand a statement of what such dissenting stockholder claims to be the fair market value of the dissenting shares as of the day before the announcement of the transaction. The

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statement of fair market value constitutes an offer by the dissenting stockholder to sell the dissenting shares at such price; and
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submit to BitGo stock certificates representing any dissenting shares that the dissenting stockholder demands BitGo purchase, so that such dissenting shares may either be stamped or endorsed with the statement that the shares are dissenting shares or exchanged for BitGo stock certificates of appropriate denomination so stamped or endorsed.

If upon the dissenting stockholder’s surrender of the certificates representing the dissenting shares, BitGo and a dissenting stockholder agree upon the price to be paid for the dissenting shares and agree that such shares are dissenting shares, then the agreed price is required by law to be paid (with interest thereon at the legal rate on judgments from the date of the agreement) to the dissenting stockholder within the later of 30 days after the date of such agreement or 30 days after any statutory or contractual conditions to the completion of the Second Merger are satisfied.
If BitGo and a dissenting stockholder disagree as to the price for such dissenting shares or disagree as to whether such shares are entitled to be classified as dissenting shares, such stockholder has the right to bring an action in California Superior Court of the proper county, within six months after the date on which the notice of the stockholders’ approval of the Second Merger is mailed, to resolve such dispute. In such action, the court will determine whether the shares of BitGo common stock and preferred stock held by such stockholder are dissenting shares, the fair market value of such shares of BitGo common stock and preferred stock, or both.
In determining the fair market value of the dissenting BitGo shares, the court may appoint one or more impartial appraisers to make the determination. Within a time fixed by the court, the appraiser, or a majority of them, will make and file a report with the court. If the appraisers cannot determine the fair market value within 10 days of their appointment, or within a longer time determined by the court, or the court does not confirm their report, then the court will determine the fair market value. The costs of the appraisal action, including reasonable compensation to the appraisers appointed by the court, will be allocated between BitGo and dissenting stockholder(s) as the court deems equitable. However, if the appraisal of the fair market value of BitGo shares exceeds the price offered by BitGo in the notice of approval, then BitGo will pay the costs. If the fair market value of the shares awarded by the court exceeds 125% of the price offered by BitGo, then the court may in its discretion impose additional costs on BitGo, including attorneys’ fees, fees of expert witnesses and interest.
BitGo stockholders considering whether to exercise dissenters’ rights should consider that the fair market value of their shares of BitGo capital stock determined under Chapter 13 of the CCC could be more or less than, or the same as, the value of the consideration provided in the Merger Agreement in respect thereof. In addition, BitGo and Galaxy reserve the right to assert, in any appraisal proceeding, that Chapter 13 of the CCC is not applicable to the Second Merger and/or that, for purposes of Chapter 13 of the CCC, the “fair value” of a share of BitGo capital stock is less than the consideration provided for in the Merger Agreement in respect of such share.
BitGo stockholders should be aware that California law provides, among other things, that a dissenting stockholder may not withdraw the demand for payment of the fair market value of dissenting shares unless BitGo consents to such request for withdrawal.
FAILING TO FOLLOW PROPER STATUTORY PROCEDURES WILL RESULT IN LOSS OF YOUR APPRAISAL OR DISSENTERS’ RIGHTS. In view of the complexity of Section 262 of the DGCL and Chapter 13 of the CCC, as applicable, BitGo stockholders who may wish to pursue appraisal or dissenters’ rights should consult their legal and financial advisors.

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LEGAL MATTERS
The validity of the issuance of the shares of Pubco Class A common stock issued pursuant to this prospectus will be passed upon by Davis Polk & Wardwell LLP, New York, New York, Galaxy’s counsel as to United States federal securities and New York State law. Davis Polk & Wardwell LLP has passed upon the discussion above in “Certain U.S. Federal Income Tax Considerations.” Blake, Cassels & Graydon LLP has passed upon the discussion above in “Certain Canadian Federal Income Tax Considerations.” Maples and Calder (Cayman) LLP has passed upon the discussion above in “Certain Cayman Islands Income Tax Considerations.”
EXPERTS
The consolidated financial statements of Galaxy Digital Holdings LP, and its subsidiaries, and the related financial statement schedule, as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020, included in this by Davidson & Company LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The financial statements of BitGo Holdings, Inc. as of December 31, 2020, 2019 and 2018 and for the years then ended, included in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
On July 31, 2021, the audit committee of GDH LP engaged Davidson & Company LLP (“Davidson”), who have historically audited the Company’s consolidated financial statements under IFRS, to audit its consolidated financial statements under U.S. GAAP as of and for the years ended December 31, 2020, 2019 and 2018 (the “Davidson Audit”) under PCAOB Standards. In addition, on July 31, 2021, the audit committee of GDH LP engaged KPMG LLP (“KPMG”) to audit its consolidated financial statements under U.S. GAAP as of and for the year ended December 31, 2021 under PCAOB Standards, replacing Davidson as the Company’s independent registered public accounting firm after the completion of the Davidson Audit.
For the years ended December 31, 2020 and 2019, the report by Davidson on GDH LP’s consolidated financial statements did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.
During the years ended December 31, 2020 and 2019, and the subsequent interim period through the date of completion of the Davidson Audit, there were (i) no “disagreements,” as such term is defined in Item 304(a)(1)(iv) of Regulation S-K, with Davidson on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Davidson, would have caused them to make reference to the subject matter of the disagreements in their audit reports, and (ii) no “reportable events,” as such term is defined in Item 304(a)(1)(v) of Regulation S-K.
We have provided Davidson with a copy of these disclosures and requested that Davidson furnish us with a letter addressed to the SEC stating whether or not Davidson agrees with the statements made herein and, if not, stating the respects in which it does not agree. A copy of the letter, dated [•], 2022, furnished by Davidson in response to that request, is filed as Exhibit 16.1 to the registration statement of which this prospectus is a part.
During the years ended December 31, 2020, 2019 and 2018, neither GDH LP nor anyone acting on its behalf consulted with KPMG regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on its consolidated financial statements, and neither a written report nor oral advice was provided to GDH LP that KPMG concluded was an important factor considered by GDH LP in reaching a decision as to the

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accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event (each as defined above).
CHANGE IN AUDITORS
On October 27, 2021, BitGo engaged Crowe LLP (“Crowe”) to audit its consolidated financial statements as of and for the year ended December 31, 2021, replacing Deloitte as the Company’s independent auditors after completion of BitGo’s fiscal year 2020 audit.

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GLOSSARY
Unless otherwise specified or if the context so requires, the following terms have the meanings set forth below for purposes of this prospectus:
“$” Except where otherwise indicated, references to “dollars”, “US$”, or “$” are to U.S. dollars, and any references to “C$” are to Canadian dollars;
Terms Used in the Crypto Economy
Address is a payment instruction for a digital asset. When receiving a payment, the recipient communicates their address to the payor, and the payor can send funds to that address. Ultimately, addresses are derived from the public keys of the recipient.
Airdrop is a token distribution from a team, project, company, or smart contract, that requires no purchase to receive.
Bitcoin means the first system of global, decentralized, scarce, digital money as initially introduced in a white paper titled Bitcoin: A Peer-to-Peer Electronic Cash System by Satoshi Nakamoto. When written with a capital “B,” Bitcoin denotes the system, the protocol, and the network. When written with a lower-case “b,” bitcoin denotes the currency and unit of account;
Block is a batch of confirmed transactions on the digital ledger. Blocks are added to an existing blockchain as transactions occur on the network. Miners are rewarded for “mining” a new block;
Blockchain means a cryptographically secure digital ledger that maintains a record of all transactions that occur on the network and follows a consensus protocol for confirming new blocks to be added to the blockchain;
Cold storage means the storage of private keys in any fashion that is disconnected from the internet. Common cold storage examples include offline computers, USB drives, or paper records;
Consensus means agreement among parties. Public blockchain networks use a combination of software, networking, economic and game theoretical mechanisms to achieve consensus among unknown parties on the state of the ledger.
Crypto is a broad term for any cryptography and is often used today to refer to the components of a cryptocurrency market, system, application, or decentralized network;
Cryptocurrency refers to cryptographic currencies like Bitcoin and alternative coins or ‘altcoins’, launched after the success of Bitcoin. This category of digital asset is designed to work as a medium of exchange, store of value, or to power applications. This category is distinct from others like security tokens, non-fungible digital collectibles or governance tokens;
Cryptoeconomy refers to the open financial system built upon public blockchain networks;
Custodial and Non-Custodial refer to methods for storing private keys and therefore digital assets. Custodial services are provided by third-parties who facilitate user access to digital assets via some off-chain process in which the user is relieved from storing the private keys to their digital assets and instead relies on that third party. Non-custodial services, such as Bitcoin hardware wallets, allow users to manage their private keys and therefore digital assets, without relying on any third party.
Decentralization is the process of removing intermediaries in a process and pushing power over a process or system out to the edges of the system. Decentralized systems
DeFi means decentralized finance; a peer-to-peer software-based network of protocols that can be used to facilitate traditional financial services like borrowing, lending, trading derivatives, insurance and more through non-custodial smart contracts carried on public blockchain networks;
Digital Asset means any digital asset built using blockchain technology, including cryptocurrencies, stablecoins, non-fungible digital collectibles and security tokens;

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Double Spend means the act of spending the same coins twice. If money can be double spent, it cannot function properly as money as it loses its scarcity and counterparties cannot trust that they alone have received payment. Solving the double-spend problem without the use of a central intermediary had never been accomplished until Bitcoin. Satoshi Nakamoto prominently featured the fact that Bitcoin solved this problem in the Bitcoin White Paper, whose third sentence reads “we propose a solution to the double-spending problem using a peer-to-peer network.”
Ethereum is a decentralized, public blockchain network that supports composable smart contracts which can support decentralized applications as well as peer-to-peer transfers. “Ether” is the native cryptocurrency of the Ethereum network;
Fork is an event in open source software development when part of a community breaks away by making changes to the software. The openness of open-source software development allows for deep peer review and collaboration, resulting in fantastic breakthroughs. But the community-driven development model also results in disagreements, schisms, and even feuds between rival factions. When these disagreements over the direction of a project are not resolved, developers may decide to break away the project, taking the source code with them. The new project is a different “branch” of the original, keeping some or all of the original sourcer code but adding changes or upgrades which the original community had rejected or could not agree upon. Similarly, a blockchain fork occurs when the rules of the blockchain are changed, but notably, unlike other types of open-source software, blockchain forks can result in the creation of two or more distinct digital assets. A fork can result from an upgrade to the features of the blockchain, a bug in the consensus algorithm, or changes to the node software. A hard fork refers to a change in rules that is not backwards compatible, and it can result in the creation of a new digital asset (if there is contentious disagreement among the network stakeholders, or simply if some nodes don’t upgrade in time). A hard fork may not create a new digital asset if all participants agree to the changes, install new software, and update dependent software wallets. A soft fork is a backwards compatible upgdate to a blockchain, which add new features without making older versions of the software incompatible with the new upgrade. Soft forks do not result in the split of the blockchain and therefore do not create distinctly new digital assets
Genesis Block is the first block in a blockchain. Because it is the first block in the chain, the Genesis Block does not reference any prior block, as all subsequent blocks will. In Bitcoin’s Genesis Block, Satoshi Nakamoto embedded a message—“The Times 03/Jan/2009 Chancellor on brink of second bailout for banks”—a headline from The London Times. It is believed that Satoshi included this message both as a political statement positioning Bitcoin as an alternative to the current monetary system and as a sort of “proof of life” to prove to the world that Satoshi hadn’t “premined” the blockchain (unfairly mined blocks ahead of the network’s public launch).
Hash or Hash Function a hash function enables the mapping of data of variable size to a new set of data at a fixed size in a way that the reverse computation is impossible. Said differently, a hash function allows the ability to create a unique fingerprint for a set of data, but the fingerprint cannot be used to reveal the content of the underlying data that it represents. Cryptographic hash functions require specific properties to be secure, and different digital assets may use different hash functions.
Hash Rate is the sum count of attempted hashes by Proof of Work miners during a given time interval. Individual mining machines, mining operations, or the entire Bitcoin network can be said to have a hash rate. The higher the hash rate is, the more attempts are being made to create a Bitcoin block. As of September 2021, the 90-day average of all bitcoin miners combined hash rate is more than 117 EH/s (117,000,000,000,000,000,000 per second), which is more computations than all the world’s other computers combined.
Miner means the individuals or entities who operate a computer or group of computers that add new transactions to blocks and submit those blocks to the rest of the network. Miners collect transaction fees and are rewarded with new tokens for their services;
Mining means he process by which new blocks are created, and thus new transactions are added to the blockchain. The term “miner” typically refers to an entity that participates in block production on a Proof of Work network, whereas “validator” typically refers to an entity that participates in block production on a Proof of Stake network.

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Multi-sig is short for “multi-signature” and is a feature of Bitcoin and other digital asset networks that enables the creation of addresses that require some number of multiple private keys to be used to sign a transaction and move funds. Pragmatically speaking, multi-sig setups add additional security, because a user can require a certain threshold of keys must sign before a transaction is considered valid, making it possible for one or several keys to be lost or compromised without compromising the underlying digital assets. Digital asset custodians typically use multi-sig setups.
NFT means non-fungible tokens. For example, money (or a single unit of bitcoin) is fungible—each one unit is considered equal to any other unit of identical size. Conversely, artwork is not fungible—no two paintings are identical. Non-fungible tokens represent unique digital property, whether a collectible, artwork, intellectual property, or something else, which cannot be exchanged 1:1 with another unit;
Node is software that can function as non-mining transaction validators and digital asset wallets for the network and network participants they serve. Bitcoin full nodes download the entire copy of the blockchain—the history of every transaction ever conducted back to Satoshi Nakamoto’s first transfer to Hal Finney—and validate that each new transaction and block adhere to the network’s rules. Nodes typically also relay transactions to other nodes, forming an essential piece of a public blockchain’s network topology.
On-chain and Off-chain refer to transactions that occur on the main public blockchain network vs. outside the public blockchain network. Off-chain transactions may eventually settle on-chain, such as in the case of Bitcoin’s Lightning Network or transactions that occur on Ethereum’s rollup platforms Arbitrum or Optimism. Crucially, the development of a robust off-chain ecosystem that inherits the security properties of the on-chain network is viewed as an important avenue to scale blockchains.
Oracle is an entity or process that submits data from off-chain to be used by on-chain participants, including smart contracts. Public blockchains cannot be aware of off-chain events without being told about them, a function performed by oracles. These events could include the market price of a digital asset, the weather, political actions, the outcomes of sporting events, or the result of a contract between parties.
Private Key in asymmetric cryptography is a piece of data held in secret by an entity. It is used to compute digital signatures upon other data that can be verified by a third-party cheaply simply by knowing the public key.
Proof of Stake is the mechanism by which some public blockchain networks issue new assets and decentralize the block creation process. In contrast to Proof of Work, in a Proof of Stake system the cost to create a block is borne by the opportunity cost of locking the funds, and the risk that, if blocks are incorrectly produced, those funds will be seized and destroyed by the network. In Proof of Stake, validators are assigned the right to create a block, usually based on the size of their stake, rather than competing through costly computation with others, as in Proof of Work.
Proof of Work is the mechanism by which Bitcoin creates a cost of production for bitcoin the asset and ensurs immutability of the ledger in a trustless manner. The cost of production is primarily derived from the energy expenditure required to conduct the necessary computational work to create new blocks. Because each update to the ledger block contains a costly proof of work, this cost makes it expensive to re-write the ledger, increasing Bitcoin’s security.
Public Key in asymmetric cryptography is a publicly shareable piece of data that is computed from a private key and can be shared with a third party directly or shared via addresses, which are derived hashes of public key(s). Public keys are used with digital signatures to validate that the holder of a cryptocurrency coin did legitimately authorize the transfer of that coin to a new address or entity.
Protocol is a set of standards. This is true for diplomatic protocols, parliamentary protocols, or computer protocols. In the cryptoeconomy, the term protocol often refers to a blockchain network like Bitcoin, or a set of interlocking smart contracts, which has a set of rules that must be followed by participants who seek to interact with it;
Satoshi is currently the smallest denomination of a bitcoin. One bitcoin can be split into one hundred million units, and each unit is called a satoshi, or a “sat” for short. Thus, one satoshi = 0.00000001 BTC.

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Satoshi Nakamoto is the creator or creators of Bitcoin. Satoshi Nakamoto presented the concept of Bitcoin in a publicly released white paper, Bitcoin: Peer-to-Peer Electronic Cash System. Nakamoto registered Bitcoin.org and communicated regularly with developers via email and on BitcoinTalk.org under this pseudonym. Despite the claims of many, no person has ever presented valid proof they are Satoshi Nakamoto, and Nakamoto’s true identity remains unknown to this day.
Smart Contract is software, typically carried on a decentralized public blockchain, that can execute or enforce pre-determined actions or agreements without the intervention of a centralized intermediary
Staking is the act of participating in the validation process of a Proof of Stake system. Staking typically involves locking up funds (putting funds “at stake”)
Stablecoins means the tokens designed to track the value of an off-chain asset, such as a fiat money or exchange traded commodity, most commonly U.S. dollars;
Token means any digital asset built using blockchain technology, including cryptocurrencies, stablecoins, and security tokens;
Wallet is a tool that stores public and private keys and enables the user to use those keys to interact with a blockchain network. Wallets can be software, hardware, or physical (paper, metal, etc.).
WBTC stands for “Wrapped Bitcoin” and is an Ethereum-based tokenized version of a bitcoin. The bitcoin itself is held in escrow on the Bitcoin blockchain, and WBTC is an Ethereum-based synthetic representation of that locked bitcoin.
Other Terms Used in this Prospectus
“Adjournment” or such proposal the “Adjournment Proposal” refers to the ordinary resolution to approve the technical proposal to allow the chairman to adjourn the Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Domestication Proposal, the Governing Documents Amendment Proposal, the Proposed Organizational Documents Proposal, the Domestication Charter and Bylaws Differences Proposals and the Issuance of Class B Common Stock Proposal;
“Amended LP Agreement” refers to the amended and restated limited partnership agreement of GDH LP after its domestication as a Delaware limited partnership;
“BitGo” refers to BitGo Holdings, Inc.;
“BitGo Acquisition” refers to the proposed acquisition of BitGo; the process by which, following the Reorganization and the Reorganization Merger, subject to the terms and conditions of the Merger Agreement, Pubco and GDH LP will acquire BitGo as a result of the Second Merger, with BitGo continuing as the surviving corporation and an indirect wholly-owned subsidiary of GDH LP and a consolidated subsidiary of Pubco, whereby the BitGo stockholders will receive cash and shares of Class A common stock of Pubco in exchange for their shares of stock of BitGo;
“Concurrent Domestication of GDH LP” refers to the Domestication, GDH LP also expects to deregister under the Cayman Islands Companies Act (As Revised) and domesticate under Section 15-901 of the Delaware Revised Uniform Partnership Act, pursuant to which domestication the jurisdiction of formation for GDH LP will be transferred by way of continuation from the Cayman Islands to the State of Delaware;
“Consent Solicitation Statement/Prospectus” means the prospectus that will be used as a consent solicitation statement in connection with (i) the solicitation of votes of BitGo stockholders to approve the BitGo Acquisition and (ii) the registration of shares of Class A common stock of Pubco to be issued to BitGo stockholders and equity award holders upon consummation of the BitGo Acquisition pursuant to the Merger Agreement;

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
“Director Nomination Agreement” means the agreement that Pubco will enter into with GGI in connection with the Reorganization providing GGI with certain director nomination rights in respect of election to Pubco’s board;
“Domestication” or such proposal, the “Domestication Proposal” mean GDHL’s expected deregistration under the Cayman Islands Companies Act (As Revised) and domestication under Section 388 of the Delaware General Corporation Law, pursuant to which the jurisdiction of incorporation of GDHL will be transferred by way of continuation from the Cayman Islands to the State of Delaware;
“Domestication Charter and Bylaws Amendment” means the amendment and restatement of the Existing Organizational Documents by their deletion in their entirety and the substitituion in their place of the proposed new certicate of incrporation and the proposed new bylaws, substantially in the for attached to Annex [•] and Annex [•], respectively;
“Domestication Charter and Bylaws Differences Proposals” means the separate proposals with respect to certain material differences between the Existing Organizational Documents and the Proposed Organizational Documents;
“Existing LPs” means each Class B limited partner of GDH LP immediately prior to the Reorganization;
“Existing Organizational Documents” means GDHL’s existing memorandum and articles of association;
“Galaxy Bitcoin Funds” means Galaxy Institutional Bitcoin Fund LP and the Galaxy Bitcoin Fund LP;
“GD UK” means Galaxy Digital UK Ltd.;
“GDAM” means Galaxy Digital Asset Management;
“GDH Delaware” means GDHL following its name change to Galaxy Digital Holdings Inc., a.k.a. GDHL following the Domestication;
“GDH GP” means Galaxy Digital Holdings GP LLC, the general partner of GDH LP;
“GDHL” means Galaxy Digital Holdings Ltd;
“GDIB” means Galaxy Digital Partners LLC;
“GDM” means Galaxy Digital Mining LLC;
“GDPI” means Galaxy Digital Ventures LLC;
“GDS LLC” means Galaxy Digital Services LLC;
“GDT” means Galaxy Digital LLC;
“GGI” means Galaxy Group Investments LLC, the sole LLC member of GDH GP;
“Governing Documents Amendment” or such proposal the “Governing Documents Amendment Proposal” mean the amendment, prior to the Domestication, of GDHL’s existing share capital and memorandum and articles of association to authorize and provide for the issuance and terms of [•] Class B ordinary shares of GDHL;
“Issuance of Class B Common Stock” or such proposal, the “Issuance of Class B Common Stock Proposal” mean the issuance, immediately following the Domestication, of a number of shares of Class B common stock of GDH Delaware (which shares of Class B common stock of GDH Delaware will convert automatically and by operation of law on a one-for-one basis into shares of Class B common stock of Pubco in the Reorganization Merger) to each Existing LP of GDH LP equal to the number of such Class B Units of GDH LP held by each such Existing LP of GDH LP;
“LP Units” means limited partnership units of GDH LP upon consummation of the continuation of GDH LP as a Delaware limited partnership;

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
“Management Circular” or the “Management Circular/Prospectus” means the prospectus that will be used as a management information circular in connection with (i) the solicitation of votes of GDHL shareholders for the Meeting being held to approve (A) the Domestication and all of the issued and outstanding Class A ordinary shares of GDHL will convert, automatically and by operation of law, into an equivalent number of shares of Class A common stock of GDH Delaware (and GDH Delaware will, pursuant to its post-Domestication certificate of incorporation, be authorized to issue [•] shares of Class B common stock), and (B) the Reorganization and (ii) the registration of shares of Class A common stock of Pubco to be issued to holders of GDH Delaware Class A common stock upon the consummation of the Reorganization Merger, and shareholders of GDH Delaware receiving shares of Class A common stock and Class B common stock of Pubco in exchange for their shares of Class A common stock and Class B common stock of GDH Delaware, respectively;
“Meeting” means the special meeting of GDHL shareholders, which shall constitute an extraordinary general meeting for purposes of GDHL’s memorandum and articles of association, being held to approve (i) the Domestication and all of the issued and outstanding Class A ordinary shares of GDHL will convert, automatically and by operation of law, into an equivalent number of shares of Class A common stock of GDH Delaware (and GDH Delaware will, pursuant to its post-Domestication certificate of incorporation, be authorized to issue [•] shares of Class B common stock), and (ii) the Reorganization;
“Mergers” means the Second Merger together with the Reorganization Merger;
“Merger Sub 2” means GDH Titan Merger Sub 2, Inc.;
“Merger Agreement” means the Agreement and Plan of Merger, dated May 5, 2021, by and among GDHL, GDH LP, Pubco, GDH Titan Merger Sub 1, Inc., GDH Titan Merger Sub 2, Inc., BitGo and Fortis Advisors LLC in its capacity as the representative of the equityholders thereunder (as it may be amended, modified or otherwise supplemented from time to time);
“OTC” means over-the-counter;
“Proposals” means the Domestication Proposal, the Governing Documents Amendment Proposal, the Proposed Organizational Documents Proposal, each of the Domestication Charter and Bylaws Differences Proposals and the Issuance of Class B Common Stock Proposal;
“Proposed Organizational Documents” or such proposal, the “Proposed Organizational Documents Proposal” means the certificate of incorporation and bylaws of GDH Delaware, and ultimately, Pubco, if the Domestication and the Domestication Charter and Bylaws Amendment are approved by GDHL shareholders and effectuated; each the Proposed Charter and the Proposed Bylaws to be substantially in the form attached to this prospectus as [•] and [•], respectively;
“Proposed Transactions” means the Domestication, the Governing Documents Amendment, the Domestication Charter and Bylaws Amendment, the Issuance of Class B Common Stock, the Reorganization Merger, the Second Merger and the BitGo Acquisition;
“Pubco” means Galaxy Digital Inc. (formerly known as Galaxy Digital Pubco Inc.), the succesor public company of GDHL following the Reorganization;
“Reorganization” means the Governing Documents Amendment, and, all such related corporate reorganization transactions, collectively with the Domestication;
“Reorganization Merger” means the process through which, after the Reorganization, Reorganization Merger Sub will merge with and into GDH Delaware, with GDH Delaware continuing as the surviving corporation and a direct wholly-owned subsidiary of Pubco;
“Reorganization Merger Sub” means GDH Titan Merger Sub 1, Inc.;
“Second Merger” means the process by which Merger Sub 2 will merge with and into BitGo, with BitGo continuing as the surviving corporation and an indirect wholly-owned subsidiary of GDH LP and a consolidated subsidiary of Pubco;

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
“Tax Receivable Agreement” means the amended and restated tax receivable agreement between Pubco, GDH Delaware and TRA Parties; and
“TRA Parties” means the Existing LPs as parties to the Tax Receivable Agreement.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Condensed Consolidated Interim Statements of Comprehensive Income
(Expressed in thousands of US Dollars—unaudited)
	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020
Revenues:
Digital assets sales revenue	$61,205,395	$1,730,269
Income from digital asset lending	39,395	4,412
Advisory and management fees	7,881	4,602
Net gain on digital assets	1,270,574	20,208
Net gain on investments	602,387	40,077
Net gain on derivatives trading	148,743	5,937
Net revenues	63,274,375	1,805,505
Cost of revenues:
Digital assets sales cost	54,520,343	1,540,629
Impairment of digital assets	7,311,290	176,238
Expense from digital asset borrowing	50,986	3,648
Total cost of revenues	61,882,619	1,720,515
Gross profit	1,391,756	84,990
Operating expenses:
Compensation and benefits	172,088	27,780
General and administrative	28,876	6,071
Technology	5,429	2,336
Profit share arrangement expense	14,032	—
Professional fees	37,147	4,980
Marketing	3,796	1,311
Total operating expenses	261,368	42,478
Other (expense)/income:
Change in fair value of warrant liability	(24,802)	—
Other (expense)/income, net	15,799	(562)
Total other income/(expense)	(9,003)	(562)
Net income	$1,121,385	$41,950
Net income attributed to:
Noncontrolling interests	156,130	5,528
Unit holders of the Company	$965,255	$36,422
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Condensed Consolidated Interim Statements of Financial Position
(Expressed in thousands of US Dollars—unaudited)
	September 30, 2021	December 31, 2020
Assets
Current assets
Cash(1)	$275,767	$137,951
Digital assets (includes $833.3 million and $394.3 million measured at fair value)(1)	1,837,882	844,634
Digital assets on loan	261,164	89,508
Assets posted as collateral	27,367	14,592
Derivative assets	53,297	39,025
Accounts receivable(1) (includes $6.4 million and $0 due from related parties)	46,499	20,367
Digital assets receivable	138,065	12,813
Loans receivable, fiat	110,613	8,510
Prepaid expenses and other assets(1)	37,418	6,493
Total current assets	2,788,072	1,173,893
Non-current assets
Digital assets receivable	9,670	6,911
Investments (includes $642.6 million and $200.1 million measured at fair value)(1)	779,858	260,383
Right-of-use asset	15,951	4,695
Net investment in sales-type leases	5,727	—
Property and equipment, net	6,228	3,693
Capitalized software and other intangible assets, net	3,713	2,406
Goodwill	24,645	15,515
	845,792	293,603
Total assets	3,633,864	1,467,496
Liabilities and Equity
Current liabilities
Digital assets sold short	$—	$5,278
Investments sold short	—	4,384
Derivative liabilities	23,117	23,103
Accounts payable and accrued liabilities(1)	183,966	67,484
Digital assets borrowed	638,331	307,499
Payable to customers	140,183	—
Loans payable	7,185	—
Collateral payable	430,342	44,660
Warrant liability	40,693	20,781
Total current liabilities	1,463,817	473,189
Non-current liabilities
Lease liability	16,994	5,258
Total liabilities	1,480,811	478,447
Commitments and contingencies
Equity
Unit holders’ capital	1,682,303	703,093
Noncontrolling interests(1)	470,750	285,956
Total equity	2,153,053	989,049
Total liabilities and equity	$3,633,864	$1,467,496

(1)
Includes amounts related to consolidated variable interest entities. See Note 16 for more information.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Condensed Consolidated Interim Statements of Changes in Equity
(Expressed in thousands of US Dollars—unaudited)
	Class A Unit Capital		Class B Unit Capital		Non- controlling Interests in Consolidated Subsidiaries	Total
	Number	Amount	Number	Amount
Balance at December 31, 2019	66,636,540	$194,783	219,332,907	$145,463	$7,319	$347,565
Equity based compensation	—	1,922	6,688,639	6,488	—	8,410
Contributions	—	—	—	—	32,111	32,111
Distributions	—	—	—	(1,713)	(703)	(2,416)
Net exchange of Class B Units	1,747,364	2,601	(1,768,315)	(2,639)	—	(38)
Cancellation of Class A Units	(3,600,997)	(2,875)	—	—	—	(2,875)
Issuance of Class A Units on exercise of options and restricted stock	342,357	—	—	—	—	—
Income for the period	—	8,639	—	27,783	5,528	41,950
Balance at September 30, 2020	65,125,264	$205,070	224,253,231	$175,382	$44,255	$424,707
Balance at December 31, 2020	91,248,507	$328,087	222,905,934	$375,006	$285,956	$989,049
Equity based compensation	—	10,573	5,857,109	24,774	—	35,347
Contributions and acquired	—	—	—	—	418,823	418,823
Distributions	—	—	—	(38,546)	(390,159)	(428,705)
Net exchange of Class B Units	667,895	2,782	(667,895)	(2,782)	—	—
Issuance of Class A Units on exercise of warrants, options, and restricted stock	5,039,048	12,200	—	—	—	12,200
Shares issued for acquisitions	1,220,185	4,954	—	—	—	4,954
Income for the period	—	285,995	—	679,260	156,130	1,121,385
Balance at September 30, 2021	98,175,635	$644,591	228,095,148	$1,037,712	$470,750	$2,153,053
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Condensed Consolidated Interim Statements of Cash Flows
(Expressed in thousands of US Dollars—unaudited)
	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020
Operating activities
Income for the period	$1,121,385	$41,950
Adjustments for:
Impairment of digital assets	7,311,290	176,238
Digital assets cost of sales and non-cash adjustment	(7,663,679)	(162,734)
Bad debt expense	122	240
Depreciation and amortization	2,234	673
Equity based compensation	35,347	8,410
Expense from digital asset borrowing	50,986	3,648
Income from digital asset lending	(39,395)	(4,412)
Net (gain) on digital assets	(346,860)	(20,208)
Net (gain) on investments	(602,387)	(40,077)
Net (gain) on derivatives trading	(148,743)	(5,937)
Net (gain) on sale of mining equipment	(4,602)	—
Change in fair value of warrant liability	24,802	—
Unrealized foreign currency (gain)/loss	(1,566)	595
Changes in operating assets and liabilities:
Digital assets	98,408	(100,320)
Digital assets sold short	(5,278)	(6,539)
Accounts receivable	1,661	1,790
Derivative asset/liabilities	134,485	3,876
Prepaid expenses and other assets	(30,924)	241
Payable to customers	140,183	—
Accounts payable and accrued liabilities	127,450	2,585
Sales-type lease receivable	(1,125)	—
Lease liability	(73)	(179)
Net cash provided by (used in) operating activities	203,721	(100,160)
Investing activities
Purchase of property and equipment	(3,430)	(52)
Purchase of investments	(192,392)	(24,963)
Purchase of investments sold short	32,781	—
Proceeds and distributions from investments	245,007	33,681
Proceeds from investments sold short	(40,826)	—
Loans receivable, fiat	(102,103)	13,115
Loans payable	7,185	—
Cash paid for purchase of intangible asset	(1,761)	—
Cash paid for business combinations, net	(3,863)	—
Cash assumed on acquisitions	289	—
Net cash provided by (used in) investing activities	(59,113)	21,781
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Condensed Consolidated Interim Statements of Cash Flows
(Expressed in thousands of US Dollars—unaudited)
	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020
Financing activities
Capital contributions from noncontrolling interests	418,823	32,111
Distributions	(35,456)	(1,713)
Distribution to noncontrolling interests	(390,159)	(703)
Cancellation of Class A Units withheld	—	(2,875)
Cancellation of Class B Units withheld	—	(38)
Net cash provided by (used in) financing activities	(6,792)	26,782
Net increase/(decrease) in cash	137,816	(51,597)
Cash, beginning of period	137,951	106,263
Cash, end of period	$275,767	$54,666
Supplemental disclosure of cash flow information and non-cash investing and financing activities:
Cash paid during the year for:
Interest	$(9,764)	$(156)
Taxes	$(291)	$(647)
Non-cash activities:
Digital assets receivable	$(28,120)	$—
Assets posted as collateral	$(12,775)	$6,347
Digital assets on loan	$(171,656)	$7,614
Collateral payable	$385,682	$14
Digital assets borrowed	$330,832	$(42,841)
Receivable for digital asset trades	$423	$260
Payable for digital asset trades	$(24,616)	$(3,559)
Distribution of assets	$(3,090)	$—
Interest paid with digital assets	$(36,715)	$(3,492)
Interest received in digital assets	$18,338	$466
Purchase of investments paid in digital assets	$(14,206)	$11,431
Proceeds from investments received as digital assets	$45,700	$—
Reclassification between investments and digital assets	$2,500	$450
Recognition of right of use asset and lease liability	$11,810	$—
Total value of exercised warrants	$12,200	$—
Goodwill	$9,130	$—
Net assets acquired in business combination	$342	$—
Shares issued for acquisition	$4,954	$—
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Nine months ended September 30, 2021 and 2020
(Expressed in US Dollars—unaudited)
1.   BASIS OF PRESENTATION
The Company
Galaxy Digital Holdings LP (“GDH LP” and, together with its consolidated subsidiaries, the “Company” or “Galaxy”) is a Cayman Islands exempted limited partnership formed on May 11, 2018. The Company’s principal address is 300 Vesey Street, New York, New York, 10282.
GDH LP, an operating partnership, is managed by the board of managers and officers of its general partner, Galaxy Digital Holdings GP LLC (“GDH GP” or the “General Partner”). Galaxy Digital Holdings Ltd. (“GDH Ltd.”) previously acquired a minority investment in the Company and, effective July 6, 2020, has an active public listing on the Toronto Stock Exchange (“TSX”) under the ticker “GLXY”. GDH Ltd. was previously listed on the TSX Venture Exchange (“TSX-V”) under the same ticker commencing August 1, 2018.
Galaxy is a technology-driven diversified financial services and investment management firm that provides institutions with a full suite of scaled financial solutions spanning the digital assets ecosystem. Galaxy’s mission is engineering a new economic paradigm. Today, we are primarily focused on digital assets, cryptocurrencies and blockchain technology, and how these technological innovations will drastically alter the way we store and transfer value. The Company capitalizes on market opportunities made possible by the rapid evolution of the digital asset ecosystem. The Company operates in the following reportable segments: trading, asset management, investment banking, mining and principal investments.
Galaxy Digital LP, a wholly-owned subsidiary of GDH LP, is a limited partnership formed under the laws of the Cayman Islands on November 30, 2017 (“Galaxy LP”). Galaxy LP’s trading business commenced operations on December 6, 2017. On January 9, 2018 (the “Date of Contribution”), the initial limited partner, Galaxy Group Investments LLC (“GGI”), which is controlled by the Chief Executive Officer of the General Partner, contributed approximately $302 million of assets to Galaxy LP.
On February 14, 2018, a definitive arrangement agreement was entered into between Galaxy LP (“GDLP”), First Coin Capital Corp. (“First Coin”) and Bradmer Pharmaceuticals Inc. (“Bradmer”), in respect of a proposed transaction which was to be completed by way of a plan of arrangement under the provisions of the Business Corporations Act (Ontario). Bradmer represented a shell corporation used to execute the arrangement. In connection with this agreement, Galaxy LP and First Coin combined to form GDH LP, an operating partnership that would be managed by the board of managers and officers of Galaxy Digital Holdings GP LLC, its general partner, who were also the principals of Galaxy LP. Bradmer would acquire and hold a minority investment in the operating partnership, and, upon completion of the arrangement, would change its name to Galaxy Digital Holdings Ltd. and resume an active public listing on the TSX-V.
General Partner
GDH GP is a limited liability company incorporated under the laws of the Cayman Islands on July 26, 2018 and serves as the general partner of GDH LP. The sole LLC member of the General Partner is GGI and the General Partner has a Board of Managers. On July 31, 2018, GDH LP, GDH GP, GDH Ltd. and GDH Intermediate LLC (a wholly-owned subsidiary of GDH Ltd. established as a tax-efficient blocker corporation or similar entity for U.S. Federal tax purposes) entered into a second amended and restated limited partnership agreement (as amended from time-to-time, the “LPA”). GDH LP is a Cayman exempted limited partnership which is treated as a partnership for U.S. Federal tax purposes. GDH GP is a Cayman limited liability company which is disregarded as an entity separate from its owner, GGI. GDH Ltd. is a Cayman company limited by shares which is treated as a corporation for U.S. Federal tax purposes. GDH Intermediate LLC, a wholly-owned subsidiary of GDH Ltd., is a Delaware limited liability company which

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Nine months ended September 30, 2021 and 2020
(Expressed in US Dollars—unaudited)
is treated as a corporation for U.S. federal tax purposes and functions as a tax-efficient blocker corporation or similar entity for U.S. Federal tax purposes.
Basis of Presentation
The accompanying condensed consolidated interim financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). The condensed consolidated interim financial statements include the accounts of GDH LP, its wholly-owned subsidiaries and all entities in which it holds a controlling financial interest. Noncontrolling interests (“NCI”) on the Company’s consolidated statements of financial position represents the portion of consolidated sponsored investment funds in which the Company does not have 100% equity ownership. All intercompany balances and transactions have been eliminated.
We have prepared the accompanying unaudited condensed consolidated interim financial statements in accordance with the accounting policies described in the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2020 and the interim reporting requirements of Form 10-Q. Accordingly, certain information and note disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2020. The Company’s interim results are not necessarily indicative of its results for a full year.
2.   SIGNIFICANT ACCOUNTING POLICIES
The following accounting policies represent policies adopted during the period relating to new business activities entered into by the Company.
Payables to Customers
Payables to customers primarily consist of fiat currency denominated customer credit balances related to the Company’s prime brokerage activities, which are included as part of the Trading segment. These payables are accounted for at cost plus accrued interest, which generally approximates fair value. As these payables are not accounted for at fair value, they are not included in the Company’s fair value hierarchy in Note 9. Any interest on payables to customers is recognized over the contractual term of the arrangement and included in interest expense.
Staking
In the general course of business the Company participates in networks with proof-of-stake consensus algorithms. In exchange for participating in the consensus mechanism of these networks, the Company earns rewards in the form of the native token of the network. The Company continues to record the indefinite-lived intangible digital assets used as part of the staking process on its consolidated statement of financial position as the Company maintains control over the staked digital assets. Accordingly, the digital assets continue to be subject to the Company’s impairment policy for indefinite-lived intangible digital assets. See Note 4 for additional information. Staking revenue is recognized within Income from digital asset lending on the consolidated statement of comprehensive income.
Recently Adopted Accounting Pronouncements
Debt with Conversion and Other Options
On August 5, 2020, the FASB issued ASU No. 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging Contracts in Entity’s Own Equity (Subtopic 815-40)

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Nine months ended September 30, 2021 and 2020
(Expressed in US Dollars—unaudited)
(“ASU 2020-06”). ASU 2020-06 simplifies accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity, by removing certain separation models that require the separation of a convertible debt instrument into a debt component and an equity or derivative component. ASU 2020-06 removes from U.S. GAAP the separation models for (1) convertible debt with a cash conversion feature and (2) convertible instruments with a beneficial conversion feature. After adoption of ASU 2020-06 entities will not separately present in equity an embedded conversion feature in such debt. Instead entities will account for a convertible debt instrument wholly as debt, and for convertible preferred stock wholly as preferred stock (i.e., as a single unit of account), unless (1) a convertible instrument contains features that require bifurcation as a derivative under ASC 815 or (2) a convertible instrument was issued at a substantial premium. ASU 2020-06 also expands disclosure requirements for convertible instruments and simplifies areas of the guidance for diluted earnings-per-share calculations that are impacted by the amendments. Under ASU 2020-06, entities must apply the more dilutive of the if-converted method and the two-class method to all convertible instruments; the treasury stock method is no longer available. ASU 2020-06 eliminates an entity’s ability to overcome the presumption of share settlement, and as a result, the issuers of convertible debt that may be settled in any combination of cash or stock at the issuer’s option, must use the more dilutive among the if-converted method and the two class method in computing diluted net income per share, which is typically more dilutive than the net share settlement under the treasury stock method. ASU 2020-06 is effective for interim and annual periods beginning after December 15, 2021, early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company adopted the amendment as of January 1, 2021. Adoption of the guidance did not have a material impact on the Company’s consolidated financial statements and disclosures.
Investments—Equity Securities, Investments—Equity Method and Joint Venture, and Derivative and Hedging
In January 2020, the FASB issued ASU No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force). These amendments improve previous guidance by reducing diversity in practice and increasing comparability of the accounting for the interactions between these codification topics as they pertain to certain equity securities, investments under the equity method of accounting and forward contracts or purchased options to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option. The Company adopted the standard on the required effective date beginning January 1, 2021 on a prospective basis. The adoption of this guidance did not have a material impact on the Company’s unaudited condensed consolidated financial statements.
3.   BUSINESS COMBINATIONS
Vision Hill Group Inc.
Vision Hill is a Delaware limited liability company and is an asset manager in the digital assets space with four distinct business units: a family of crypto hedge fund indices; a crypto asset manager intelligence database called “VisionTrack”; a bespoke consulting business for allocators; and a fund manager for fund of funds.
On May 19, 2021, GDH Ltd. legally acquired 100% of Vision Hill Group Inc. and Vision Hill Advisors, LLC (together, “Vision Hill” or “VHG”) by contributing an initial issuance of 1,065,295 shares and approximately $5.5 million. Of the 1,065,295 ordinary shares, a portion were granted to VHG employee sellers, payable in three equal payments in the three years following the closing date of the transaction (May 19, 2021), on the condition that they are still employed by the Company. Given the employment requirement, the shares in GDH Ltd. are considered remuneration for services to be provided post-close, and

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Nine months ended September 30, 2021 and 2020
(Expressed in US Dollars—unaudited)
not part of the purchase consideration. Immediately following GDH Ltd.’s acquisition of VHG, and contemplated in connection with the overall ownership structure of GDH Ltd. and GDH LP (as described in Note 1), GDH Ltd. contributed its ownership interest in VHG to GDH LP in exchange for equity of GDH LP in the same amount of consideration that GDH Ltd. transferred to VHG. Consequently, the effective result of the acquisition was GDH LP contributing equity in exchange for 100% of the ownership interest in VHG in order to expand its asset management business.
As of May 19, 2021, VHG was identified as the accounting acquiree in accordance with ASC 805, Business Combinations, whereas GDH LP was identified as the accounting acquirer. The acquisition of VHG was accounted for using the acquisition method. The consideration transferred was measured at fair value, which was calculated as the fair value of cash and equity interests issued in exchange for the net identifiable assets of VHG on May 19, 2021.
Fair value of consideration transferred	(in thousands)
Cash	$5,438
GDH Ltd. ordinary shares(1)	4,323
Total allocated purchase price	$9,761
Less: Identifiable net assets acquired, at fair value
Assets:
Cash	$289
Receivables and other net assets	10
Intangible asset – software technology	332
Goodwill	9,130
$9,761

(1)
The fair value was based on the closing share price of GDH Ltd. of $23.74 on May 19, 2021 (the date of the acquisition which represents the date the acquirer obtained control of the acquiree).

Goodwill and Intangible Asset
At the date of acquisition of VHG the Company recorded $9.1 million of goodwill. Goodwill represented the future economic benefit arising from other assets acquired that could not be individually identified and separately recognized. Goodwill was attributed to the expected synergies from combining operations with GDH LP and the expected future cash flows of the business.
The intangible asset of $0.3 million represents the proprietary software technology built by VHG. The valuation of the intangible asset was based on the estimated cost based on the effort required to replicate the software technology. The intangible asset is depreciated over its estimated useful life of 5 years. As at September 30, 2021, the intangible asset was $0.3 million.
The Company will review the accounting for VHG during the measurement period as the Company continues to actively seek and collect information relating to facts and circumstances that existed at the acquisition date.
4.   DIGITAL ASSETS
The Company owns digital assets that vary in their design, rights and preferences. A number of the Company’s subsidiaries have investments in or perform activities related to digital assets. The Company’s digital assets are primarily purchased with the intent to resell in the near future, generating a profit from the

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Nine months ended September 30, 2021 and 2020
(Expressed in US Dollars—unaudited)
fluctuations in prices. The Company engages in several trading strategies with respect to its digital assets, including a macro trading portfolio as well as market neutral trading strategies across a variety of digital assets and exchanges. In addition, certain of the Company’s digital assets are owned by consolidated subsidiaries that operate as investment companies and manage capital on behalf of third parties in exchange for management fees and performance-based compensation. Digital assets held by investments companies are measured at fair value.
(in thousands)	September 30, 2021	December 31, 2020
Digital Assets Custodied	$287,901	$168,373
Digital Assets on Market Centers	943,357	289,710
Digital Assets at Fair Value (held by entities operating as Investment Companies)	606,624	386,551
	$1,837,882	$844,634
Digital Assets Custodied and held on Market Centers
For all other subsidiaries, the Company has evaluated the nature of the digital assets and any stated rights and preferences and has determined that they should be classified as either intangible assets, with indefinite lives, subject to ASC 350, Intangibles—Goodwill and Other, or, where the digital asset represents a right to obtain cash, a financial asset.
Digital assets classified as indefinite-lived intangible assets are initially measured at cost, and are assessed for impairment on a daily basis. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the digital asset at the time its fair value is being measured. Impairment expense is recognized as a cost of revenue in the consolidated statements of operations. Certain of the Company’s digital assets classified as indefinite-lived intangible assets are subject to lock-up provisions that preclude the resale of the digital asset until a prescribed period of time has passed. Such restrictions are considered when estimating the fair value of the digital asset for purposes of assessing fair value. When digital assets are sold and meet the appropriate derecognition criteria, the Company assigns costs to transactions on a first-in, first-out basis, separating its portfolio into two distinct pools depending on whether the assets are held by the Company in its high-frequency trading business (Blue Fire) or in other subsidiaries.
At September 30, 2021 and December 31, 2020, the Company held $1.00 billion and $450.3 million, respectively, of digital assets classified as intangible assets. During the nine months ended September 30, 2021, the Company recorded impairment losses of $7.31 billion. During the nine months ended September 30, 2020, the Company recorded impairment losses of $176.2 million. The entire impairment loss was recorded on digital assets held in the Trading segment.
The Company has elected to account for digital assets classified as financial assets using the fair value option. Accordingly, the Company will recognize any changes in the fair value in current period earnings on the condensed consolidated statements of operations. At September 30, 2021 and December 31, 2020, the fair value of digital assets classified as financial assets was $226.6 million and $7.8 million, respectively. Realized and unrealized gains and losses for digital assets classified as financial assets and subject to the fair value option are recorded in the Trading segment.
Digital Assets Held in Investment Companies
Consolidated subsidiaries that apply the specialized guidance for investment companies in ASC 946, Financial Services—Investment Companies, record their investments (i.e., digital asset holdings) at fair value,

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Nine months ended September 30, 2021 and 2020
(Expressed in US Dollars—unaudited)
with realized and unrealized gains and losses presented in Net gain/(loss) on digital assets. The Company’s realized gain or loss on a digital asset is calculated as the proceeds received from the sale of the digital asset less its assigned original cost. During the nine months ended September 30, 2021, the Company recorded realized gains of $161.8 million, and during the nine months ended September 30, 2020, the Company recorded Realized gains of $5.7 million within the Asset management segment. The realized gains on digital assets held via the GP interest in the investment companies is recorded in the Principal Investments segment, as the Company owns the GP interest.
Digital Assets Rollforward
The following tables summarize the activity within our significant digital asset classes for the nine months ended September 30, 2021 and the year ended December 31, 2020:
Assets (in thousands)	Carrying Value as of December 31, 2020	Purchases	Sales	Net Transferred (Borrow / Loaned)	Net Realized / Unrealized Gain (Loss)	Impairment	Carrying Value at September 30, 2021
Intangible assets(1)	$450,325	$60,838,792	$(61,205,395)	$568,517	$7,663,679	$(7,311,290)	$1,004,628
Digital Assets at Fair Value (held by Investment Companies)	386,551	325,318	(319,221)	(33,244)	247,220	—	606,624
Stablecoins	7,758	54,635,794	(54,373,696)	(43,226)	—	—	226,630
Total Digital Assets	$844,634	$115,799,904	$(115,898,312)	$492,047	$7,910,899	$(7,311,290)	$1,837,882

(1)
Net gain on digital assets includes net gains resulting from the return of Digital assets borrowed and Collateral payable. Digital assets borrowed and Collateral payable are comprised of the initial fair value of the liability plus the current fair value of the related embedded derivative; the corresponding Digital assets and Digital assets on loan are tested for impairment on a daily basis and held at the lower of cost or lowest observable fair value. Upon derecognition when the assets are returned, the assets generally have a lower carrying value than the liabilities resulting in the recognition of a gain.

Assets (in thousands)	Carring Value as of December 31, 2019	Purchases	Sales	Net Transferred (Borrow / Loaned)	Net Realized / Unrealized Gain (Loss)	Impairment	Carrying Value at December 31, 2020
Intangible assets(1)	$42,879	$9,247,345	$(9,286,237)	$248,060	$750,137	$(551,859)	$450,325
Digital Assets at Fair Value (held by Investment Companies)	32,063	147,501	(23,168)	—	230,155	—	386,551
Stablecoins	4,037	2,030,394	(2,026,673)	—	—	—	7,758
Total Digital Assets	$78,979	$11,425,240	$(11,336,078)	$248,060	$980,292	$(551,859)	$844,634

(1)
Net gain on digital assets includes net gains resulting from the return of Digital assets borrowed and

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Nine months ended September 30, 2021 and 2020
(Expressed in US Dollars—unaudited)
Collateral payable. Digital assets borrowed and Collateral payable are comprised of the initial fair value of the liability plus the current fair value of the related embedded derivative; the corresponding Digital assets and Digital assets on loan are tested for impairment on a daily basis and held at the lower of cost or lowest observable fair value. Upon derecognition when the assets are returned, the assets generally have a lower carrying value than the liabilities resulting in the recognition of a gain.
Significant Digital Asset Holdings
The following tables show our significant digital asset holdings as of September 30, 2021, and December 31, 2020:
(in thousands)	September 30, 2021
Bitcoin	$979,614
Ethereum	378,543
Solana	158,534
USDC	128,848
USDT	97,504
Balance, end of period	$1,743,043
(in thousands)	December 31, 2020
Bitcoin	$773,202
Ethereum	54,350
USDT	7,759
Cardano	4,087
Zcash	3,331
Balance, end of period	$842,729
The Company measures its stablecoin balances at fair value. The other digital assets included in the above tables are accounted for as indefinite-lived intangible assets.
5.   DIGITAL ASSETS ON LOAN AND BORROWED
In the ordinary course of business, the Company enters into agreements to borrow for its own accounts to finance the Company’s operations and lend digital assets to counterparties. The Company may lend digital assets borrowed from counterparties or held in its own accounts. The Company earns a return through the difference between the fees the Company charges to borrowers and the fees the Company is charged by the Company’s lenders.
Digital Assets on Loan
The Company lends digital assets to counterparties which can be structured as fixed term loans, of less than one year, or loans with no prespecified maturity date, but are repayable at the option of the Company or the lender, without penalty or premium. For fixed term loans where the Company acts as the lender, the borrower may prepay the principal amount prior to maturity; however, the Company may not accelerate the repayment of the assets. Digital assets lent are not derecognized given that they do not meet the applicable derecognition criteria. However, the Company reclassifies such assets as “digital assets on loan” on its consolidated statements of financial position to indicate that such assets are subject to lending arrangements with the Company’s counterparties. Digital assets not derecognized continued to be monitored for

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Nine months ended September 30, 2021 and 2020
(Expressed in US Dollars—unaudited)
impairment or measured at fair value, for digital assets classified as intangible assets and financial assets subject to the fair value option, respectively.
Under the terms of the Company’s lending arrangements, the borrower is required to pay the Company a fee which is calculated as an annualized percentage of the quantity of digital assets lent. The loan fees for its lending arrangements are denominated in the related digital asset lent. The borrowing fee is recognized on an accrual basis and is included in revenue in the consolidated statements of operations. As of September 30, 2021 and December 31, 2020, the Company had digital assets on loan of $261.2 million and $89.5 million, respectively.
The Company may require the counterparty in a lending transaction to post collateral to secure the borrowed assets. Collateral accepted is typically limited to digital assets that are the most liquid and with the highest market capitalization or U.S. dollars. Bitcoin, Ethereum, and Solana represented over 96% of the digital asset collateral balance as of September 30, 2021. The Company has aggregate asset-specific liquidity limits. Occasionally, the Company accepts pledged shares of public securities as collateral. Collateral received under the Company’s digital asset lending arrangements, where the Company has the ability to control the collateral received, is recognized as part of Digital assets. The Company also recognized a corresponding obligation to return the collateral received as part of Collateral payable, in its consolidated statement of financial position. For collateral received in the form of digital assets the Company applies the fair value option. As of September 30, 2021, borrowers had posted cash collateral of $21.9 million (December 31, 2020: $0.3 million), digital asset collateral of $214.9 million (December 31, 2020: $25.3 million) and pledged digital asset collateral of $0 (December 31, 2020: $1.5 million) and collateral that cannot be rehypothecated of $19.5 million (December 31, 2020: $70.8 million). Collateral that cannot be rehypothecated is not recognized on the consolidated statements of financial position.
Digital Assets Borrowed
The Company enters into borrowing arrangements which can be structured as loans with either a fixed maturity date or loans that do not have a specific maturity date, but are repayable at the option of the Company or the lender, without penalty or premium. Digital assets borrowed are recognized at their initial fair value with a corresponding liability associated with the Company’s obligation to return the borrowed digital assets. For borrowed digital assets that are classified as intangible assets, the Company monitors such assets for impairment, measuring and recording impairment on a daily basis.
Under the terms of the Company’s borrowing arrangements, the Company is required to pay a fee to the lender which is calculated as an annualized percentage of the quantity of digital assets borrowed. For digital asset borrowings, the loan fees are denominated in the related digital asset borrowed. The borrowing fee is recognized on an accrual basis and is included as a cost of revenue in the consolidated statements of operations.
The Company accounts for its borrowings as hybrid instruments, where the liability host contract contains an embedded derivative associated with indexation of the Company’s repayment obligation to the underlying digital asset. The host contract is the digital asset borrowing agreement which is considered to be a debt host as it (1) has a stated rate of interest indexed to the value of the Digital assets borrowed and is not discretionary or based on earnings and (2) does not provide the borrower with voting, conversion rights or other participatory rights. The embedded derivative feature is bifurcated and separately accounted for at fair value. The fair value of the embedded derivative is measured as the change in the spot price associated with the underlying digital asset in which the loan is denominated. The Company determined that Coinbase has the greatest volume of transactions for the majority of the digital assets that the Company borrows, and therefore represents the principal market the Company uses to obtain inputs to assess the fair value of the majority of the Company’s embedded derivatives. Any changes in fair value are recorded in current period earnings. While measured separately, the embedded derivative and the host contract are combined for

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Nine months ended September 30, 2021 and 2020
(Expressed in US Dollars—unaudited)
presentation on its consolidated statements of financial position. As of September 30, 2021 and December 31, 2020, the Company had Digital asset borrowings of $638.3 million and $307.5 million. The top three digital assets borrowed for the period ended September 30, 2021 and the year ended December 31, 2020 were Tether, Bitcoin and Ethereum, which represented approximately 60% of total Digital assets borrowed in both periods.
For a portion of its loans, the Company is required to post collateral with the lender in the form of cash and/or digital assets. Similar to its lending arrangements, the Company does not meet the applicable derecognition criteria for collateral that is transferred to the lender. In such instances, the Company recognizes the digital asset collateral as Assets posted as collateral in its consolidated statements of financial position.
6.   DERIVATIVE ASSETS AND LIABILITIES
For the nine months ended September 30, 2021, the Company recognized $148.7 million of net derivative gain, recorded in Net gain on derivatives trading in the consolidated statements of operations (September 30, 2020: $5.9 million). The net gains for the period ended September 30, 2021 resulted from economic hedging and execution of trading strategies. The net gain/(loss) on embedded derivatives is recorded in Net gain/(loss) on digital assets in the consolidated statements of operations. The Company held $5.3 million in collateral at the period ended September 30, 2021 (December 31, 2020: $11.7 million), related to derivative activity, and this collateral was included in Collateral payable.
The breakdown of the Company’s derivatives portfolio, as of September 30, 2021 and December 31, 2020 was as follows (in thousands):
September 30, 2021
(in thousands)	Absolute Notional	Gross Fair Value – Derivative Assets	Gross Fair Value – Derivative Liabilities
Digital currency futures	$16,684	$401	$(29)
Digital currency forwards	660	—	(427)
Digital currency options	694,634	48,057	(22,141)
Digital currency swaps	16,630	2	(329)
Treasury futures	342,828	1,586	—
Foreign currency swaps	9,187	91	(2)
S&P 500 futures	96,699	979	—
Exchange traded digital currency options	26,121	1,923	(189)
Exchange traded digital currency futures	19,458	258	—
	1,222,901	53,297	(23,117)
Digital assets receivable	11,710	147,735	—
Embedded Derivatives – Digital assets borrowed	577,998	10,992	(71,324)
Embedded Derivatives – Collateral payable	406,812	27,292	(47,678)
	$2,219,421	$239,316	$(142,119)

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Nine months ended September 30, 2021 and 2020
(Expressed in US Dollars—unaudited)
December 31, 2020
(in thousands)	Absolute Notional	Gross Fair Value – Derivative Assets	Gross Fair Value – Derivative Liabilities
Digital currency futures	$121,158	$1,543	$(4,088)
Commodity futures	—	—	—
Digital currency forwards	850	473	(385)
Digital currency options	163,022	36,787	(18,148)
Digital currency swaps	22,728	88	(198)
Foreign currency swaps	4,538	3	(20)
Nasdaq futures	10,824	—	(264)
Exchange traded digital currency options	470	131	—
	323,590	39,025	(23,103)
Digital assets receivable	5,699	19,724	—
Embedded Derivatives – Digital assets sold short	14,153	7,298	—
Embedded Derivatives – Digital assets borrowed	156,306	48,759	(34,737)
Embedded Derivatives – Collateral payable	30,306	—	(14,354)
	$530,054	$114,806	$(72,194)
7.   INVESTMENTS
Net gain on investments on the Company’s consolidated statement of operations consists of the following:
Net realized gains related to sales of investments was $229.2 million for the nine months ended September 30, 2021 (September 30, 2020: $11.4 million).
Net change in unrealized gains related to investments was $376.8 million for the nine months ended September 30, 2021 (September 30, 2020: $28.7 million).
Investments at Measurement Alternative
The following table presents investments for which the measurement alternative has been elected. The investments in the following table have been valued at cost less impairment and, where applicable, at observable transaction prices based on orderly transactions for the identical or similar investments of the same issuer.
(in thousands)	Carrying Value	Impairment		Upward Adjustments
		Period to date	Cumulative	Period to date	Cumulative
September 30, 2021	$123,695	$(1,052)	$(7,847)	$57,445	$54,846
December 31, 2020	$55,938	$(15,460)	$(17,829)	$1,596	$2,803

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Nine months ended September 30, 2021 and 2020
(Expressed in US Dollars—unaudited)
8.   FAIR VALUE OPTION
The Company elected the fair value option for certain eligible assets. The following table summarizes the financial instruments for which the fair value option has been elected:
(in thousands)	September 30, 2021	December 31, 2020
Assets
Digital assets – stablecoins	$226,630	$7,768
Investments(1)	481,562	134,535
Total	$708,192	$142,303

(1)
Investments measured at fair value per the Company’s consolidated statements of financial position include equity investments which inherently qualify for fair value measurement ($161.1 million and $65.6 million as of September 30, 2021 and December 31, 2020, respectively) in addition to equity investments noted above for which the Company elected the Fair Value Option.

Stablecoins are the only eligible digital assets within the Digital assets line item eligible for the fair value option. The other digital assets are classified as indefinite lived intangible assets and recorded at cost less applicable impairment charges; or fair value if held within a consolidated subsidiary for which investment company accounting is applicable. The fair value option was only elected for investments, within the Investments line item, where the Company was deemed to have significant influence and otherwise would have applied the equity method of accounting.
Realized and unrealized gains/(losses) on financial instruments for which the fair value option has been elected are recorded as Net gain on investments and Net gain on digital assets in the Company’s consolidated statements of operations. The following table presents the Realized and Net Change in Unrealized Gains (Losses) on the financial instruments on which the fair value option was elected:
(in thousands)	Nine months ended September 30, 2021		Nine months ended September 30, 2020
	Realized Gains (Losses)	Net Change in Unrealized Gains (Losses)	Realized Gains (Losses)	Net Change in Unrealized Gains (Losses)
Assets
Investments	$128,024	$248,889	$18,490	$22,189
Total	$128,024	$248,889	$18,490	$22,189
The realized and unrealized gains/(losses) in digital assets (stablecoins) were immaterial for the nine months ended September 30, 2021 and 2020, as the market value did not fluctuate significantly.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Nine months ended September 30, 2021 and 2020
(Expressed in US Dollars—unaudited)
9.   FAIR VALUE MEASUREMENTS
Recurring fair value measurements
Items measured on a recurring basis at fair value:
(in thousands)	As of September 30, 2021
	Level 1	Level 2	Level 3	Total
Assets
Digital assets	$—	$1,837,882	$—	$1,837,882
Digital assets receivable	—	—	147,735	147,735
Derivative assets	—	53,297	—	53,297
Embedded derivatives – Collateral payable	—	27,292	—	27,292
Embedded derivatives – Digital assets borrowed	—	10,992	—	10,992
Investments(1)	32,484	41,659	338,476	412,619
	$32,484	$1,971,122	$486,211	$2,489,817
Liabilities
Derivative liabilities	$—	$23,117	$—	$23,117
Embedded derivatives – Digital assets borrowed	—	71,324	—	71,324
Embedded derivatives – Collateral payable	—	47,678	—	47,678
Warrant liability	—	—	40,693	40,693
	$—	$142,119	$40,693	$182,812

(1)
Excludes equity securities measured utilizing net asset value as a practical expedient ($243.5 million) and equity securities utilizing the measurement alternative as they are without readily determinable fair values ($123.7 million).

(in thousands)	As of December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets
Digital assets	$—	$400,633	$—	$400,633
Digital assets receivable	—	—	19,724	19,724
Derivative assets	—	39,025	—	39,025
Embedded derivatives – Digital assets sold short	—	7,298	—	7,298
Embedded derivatives – Digital assets borrowed	—	48,759	—	48,759
Investments(1)	19,633	41,664	97,470	158,767
	$19,633	$537,379	$117,194	$674,206
Liabilities
Investments sold short	$4,384	$—	$—	$4,384
Derivative liabilities	—	23,103	—	23,103
Embedded derivatives – Digital assets borrowed	—	34,737	—	34,737
Embedded derivatives – Collateral payable	—	14,354	—	14,354
Warrant liability	—	—	20,781	20,781
	$4,384	$72,194	$20,781	$97,359

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Nine months ended September 30, 2021 and 2020
(Expressed in US Dollars—unaudited)

(1)
Excludes equity securities measured utilizing net asset value as a practical expedient ($45.7 million) and equity securities utilizing the measurement alternative as they are without readily determinable fair values ($55.9 million).

Nonrecurring fair value measurements
Impairment losses were recognized for Digital assets accounted for as intangible assets, Digital assets on loan and Goodwill when the carrying amount exceeded fair value. The Company categorized the fair value measurements utilized for Digital assets accounted for as intangible assets and Digital assets on loan as Level 2. The carrying value for Digital assets accounted for as intangible assets was $1.00 billion and $450.3 million as of September 30, 2021 and December 31, 2020, respectively. The carrying value for Digital assets on loan was $261.2 million and $89.5 million of September 30, 2021 and December 31, 2020, respectively. The Company categorized the fair value measurements for Goodwill as Level 3.
The following tables summarize the changes in assets and liabilities measured and reported at fair value for which Level 3 inputs have been used to determine fair value for the periods ended September 30, 2021 and December 31, 2020, respectively.
(in thousands) Assets	Fair value, Beginning Balance	Contributions	Purchases	Sales/ Distributions	Net Realized Gain/(Loss) on Digital Assets and Investments	Net Unrealized Gain/(Loss) on Digital Assets and Investments	Transfers in/ (out) of Level 3	Fair value, Ending Balance
Digital assets receivable
2021	$19,724	$—	$11,000	$(133,926)	$131,572	$131,514	$(12,149)	$147,735
2020	—	—	4,700	(808)	468	14,864	500	19,724
Investments
2021	$97,470	$—	$22,812	$(23,382)	$19,697	$215,062	$6,817	$338,476
2020	13,726	—	19,581	(90)	—	63,803	450	97,470
Liabilities	Fair value, Beginning Balance	Issued	Purchases	Conversions	Net Realized Gain/(Loss) on Warrant Liability	Net Unrealized Gain/(Loss) on Warrant Liability	Transfers in/ (out) of Level 3	Fair value, Ending Balance
Warrant liability
2021	$20,781	$—	$—	$(4,890)	$—	$24,802	$—	$40,693
2020	—	6,463	—	—	—	14,318	—	20,781
Unrealized gains and losses recorded for Level 3 Investments and Warrant liability are reported in Net gain from investments and Other (expenses)/income, respectively in the Company’s consolidated statements of operations.
The following table presents additional information about valuation methodologies and significant unobservable inputs used for investments that are measured and reported at fair value and categorized within Level 3 as of September 30, 2021.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Nine months ended September 30, 2021 and 2020
(Expressed in US Dollars—unaudited)
Financial Instrument	Fair Value at September 30, 2021 (in thousands)	Significant Unobservable Inputs	Range	Weighted Average
Digital assets receivable	$147,735	Marketability discount	22.7% – 74.5%	30.4%
Investments	$338,476	Time to liquidity event (years)	0.01 – 5.00	3.4
		Volatility	50% – 150%	95.5%
		Risk free rate	0.1% – 0.9%	0.55%
		Control discount	10.0% – 55.0%	25.3%
		Marketability discount	9.4% – 50.0%	16.0%
		Enterprise value to revenue multiple	6.3x	6.3x
		Enterprise value to EBITDA multiple	50.0x	50.0x
Warrant liability	$40,693	Volatility	116%	116%
		Time to liquidity event (years)	1.12	1.12
		Risk free rate	0.32%	0.32%
		Dilution factor	1.10%	1.10%
The following table presents additional information about valuation methodologies and significant unobservable inputs used for investments that are measured and reported at fair value and categorized within Level 3 as of December 31, 2020.
Financial Instrument	Fair Value at December 31, 2020 (in thousands)	Significant Unobservable Inputs	Range	Weighted Average
Embedded derivatives – Digital assets receivable	$19,724	Marketability discount	20.1% – 73.4%	51.9%
Investments	$97,470	Time to liquidity event (years)	0.01 – 5.00	1.13
		Exercise price	$15.50 – $24.68	$21.00
		Underlying price	$15.50 – $24.68	$21.00
		Volatility	90% – 150%	130%
		Risk free rate	0.1% – 2.1%	0.20%
		Expected dividend payout ratio	—%	—%
		Control discount	5.0%	5.0%
		Marketability discount	5.7% – 43.2%	25.4%
		Scenario Analysis(1)
		Downside	25%	25%
		Upside	25%	25%
		Best	50%	50%
Warrant liability	$20,781	Volatility	85%	85%
		Time to liquidity event (years)	1.87 – 2.0	1.90
		Risk free rate	0.2% – 0.3%	0.2%
		Dilution factor	1.5%	2.0%

(1)
Relates to the probability of the outcomes relating to an investment.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Nine months ended September 30, 2021 and 2020
(Expressed in US Dollars—unaudited)
Significant increases and /or decreases in the various unobservable inputs used to determine the Level 3 valuations could result in significantly higher or lower fair value measurements.
Financial Instruments Not Measured at Fair Value
The following table presents the fair value of financial instruments not measured at fair value on the Company’s consolidated statements of financial position. This table excludes non-financial assets and liabilities.
(in thousands)	As of September 30, 2021
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Cash	$275,767	$275,767	$275,767	$—	$—
Loans receivable, fiat	110,613	110,613	—	—	110,613
Total Assets	$386,380	$386,380	$275,767	$—	$110,613
Accounts payable and accrued liabilities	$183,966	$183,966	$183,966	$—	$—
Payable to Customers	140,183	140,183	—	140,183	—
Total Liabilities	$324,149	$324,149	$183,966	$140,183	$—
The following table summarizes financial assets and liabilities not carried at fair value as of December 31, 2020:
(in thousands)	As of December 31, 2020
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Cash	$137,951	$137,951	$137,951	$—	$—
Loans receivable, fiat	8,510	8,510	—	—	8,510
Total Assets	$146,461	$146,461	$137,951	$—	$8,510
Accounts payable and accrued liabilities	$67,484	$67,484	$67,484	$—	$—
Total Liabilities	$67,484	$67,484	$67,484	$—	—
10.   LOANS RECEIVABLE, FIAT
In the general course of business, the Company offers U.S. dollar loans to digital asset owners who collateralize the loan with their digital assets. Loans, accounted for at amortized cost, are placed on nonaccrual status when it is probable that the Company will not collect all principal and interest due under the contractual terms, regardless of the delinquency status or if a loan is past due for 90 days or more, unless the loan is both well collateralized and in the process of collection. As of September 30, 2021 and December 31, 2020, the Company had a Loans receivable, fiat balance of $110.6 million and $8.5 million, respectively. The respective borrowers had posted digital asset collateral of $188.9 million and pledged $33.7 million of digital asset collateral as of September 30, 2021 (December 31, 2020: $7.3 million, $11.7 million). Outstanding balances represent loan principal and exclude accrued interest receivable on loans. The allowance for credit loss is not significant to the Company’s condensed consolidated financial statements as of September 30, 2021 due to the collateralized nature of the loan receivables and their short-term maturity.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Nine months ended September 30, 2021 and 2020
(Expressed in US Dollars—unaudited)
11.   PROPERTY AND EQUIPMENT
(in thousands)	Furniture, Fixtures & Office equipment	Computer equipment	Mining equipment	Leaseholds improvements(1)	WIP / Construction in Progress	Total Property and equipment	Right-of-use assets
Balance as of December 31, 2019	$536	$445	$—	$3,077	$—	$4,058	$5,054
Additions	—	109	—	—	—	109	—
Depreciation	(63)	(127)	—	(362)	—	(552)	(359)
Other(2)	—	78	—	—	—	78	—
Balance as of December 31, 2020	$473	$505	$—	$2,715	$—	$3,693	$4,695
Additions	4	531	5,304	—	207	6,046	11,973
Depreciation	(47)	(179)	(398)	(271)	—	(895)	(717)
Other(3)	—	—	(2,616)	—	—	(2,616)	—
Balance as of September 30, 2021	$430	$857	$2,290	$2,444	$207	$6,228	$15,951

(1)
Leasehold improvements primarily relate to expenditures for renovation and build out of office space, architect and design costs.

(2)
Fixed assets acquired through acquisition.

(3)
Derecognition of mining equipment leased through sales-type finance leases.

The following table represents property and equipment balances and accumulated depreciation as of the period ended September 30, 2021 and year ended December 31, 2020:
(in thousands)	September 30, 2021	December 31, 2020
Furniture, fixtures & office equipment	$628	$624
Computer equipment	1,317	785
Mining equipment	2,688	—
Leaseholds improvements(1)	3,499	3,499
WIP / Construction in progress	207	—
Property and equipment, gross	$8,339	$4,908
Less: Accumulated depreciation	(2,111)	(1,215)
Property and equipment, net	$6,228	$3,693

(1)
Leasehold improvements primarily relate to expenditures for renovation and build out of office space, architect and design costs.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Nine months ended September 30, 2021 and 2020
(Expressed in US Dollars—unaudited)
The following table represents the right-of-use assets for the period ended September 30, 2021 and year ended December 31, 2020:
(in thousands)	September 30, 2021	December 31, 2020
Right-of-use assets, gross	$17,576	$5,603
Less: Accumulated depreciation	(1,625)	(908)
Right-of-use assets, net	$15,951	$4,695
Depreciation expense of $0.9 million related to property and equipment for the nine months ended September 30, 2021 is included in General and administrative expenses in the Company’s consolidated statements of operations (September 30, 2020: $0.4 million).
12.   LEASES
Lessee
The Company enters into operating leases for real estate (primarily related to its headquarters in New York City), office equipment and other immaterial assets, substantially all of which are used in connection with its operations.
As of September 30, 2021, the Company had commitments under three operating subleases. The first sublease has a 10.5 year term that commenced on February 1, 2018 and expires on June 30, 2028. The sublease contains a standard rent escalation clause and rent was waived until June 30, 2018. The 2019 rent began at $0.8 million per annum and is to be paid monthly in advance in equal installments. The lease provided an option to terminate at the end of the fifth lease year with a minimum of 9 months prior notice and payment of a $2.1 million termination fee. Separately, the sublease contained an option to renew a portion of the leased space for an additional 5 year term. The Company determined at lease commencement that it was unlikely to exercise the renewal or termination options. The second sublease agreement the Company entered into was effective August 1, 2019. The sublease started on August 1, 2019 and expires on June 30, 2028. The sublease contains a standard rent escalation clause and rent is to be paid monthly in advance. The third sublease has a 7.5 year term that commenced on July 27, 2021 and expires on February 27, 2029. The sublease contains a standard rent escalation clause and rent has been waived until February 1, 2022. The rent payments will begin at $2.4 million per annum and is to be paid monthly in advance in equal installments.
The weighted average discount rate of 11% represents the firm’s incremental borrowing rate as of September 30, 2021 for operating leases existing on the date of adoption of the new standard on accounting for leases (December 30, 2020: 12%). Operating lease costs were $1.2 million for the nine months ended September 30, 2021 (2020: $0.8 million). Variable lease costs, which are included in operating lease costs, were not material for the nine months ended September 30, 2021 and 2020, respectively.
The following table represents future minimum lease payments of the Company’s operating lease liabilities as of September 30, 2021:

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Nine months ended September 30, 2021 and 2020
(Expressed in US Dollars—unaudited)
(in thousands)	Operating Leases
Year ending December 31,
2021	$416
2022	3,202
2023	3,431
2024	3,463
2025	3,495
2026 and beyond	11,039
Total future minimum lease payments	$25,046
Less: Interest	(8,052)
Total lease liability	$16,994
13.   GOODWILL, CAPITALIZED SOFTWARE AND OTHER INTANGIBLE ASSETS
Goodwill
The following table reflects the changes in carrying amount of goodwill:
(in thousands)	September 30, 2021	December 31, 2020
Balance, beginning of period	$15,515	$—
Additions due to acquisitions (Note 3)	9,130	15,515
Balance, end of period	$24,645	$15,515
The Company recognized no impairment for the period ended September 30, 2021 (December 31, 2020: $0 million). The goodwill from the acquisitions made in the year ended December 31, 2020 ($15.5 million) was assigned to the Trading segment, and the goodwill from the VHG acquisition made in the first half of 2021 ($9.1 million) was assigned to the Asset Management segment.
Intangible Assets
The Company had definite lived intangible assets of $2.0 million as of September 30, 2021. This represents $2.4 million of proprietary software technology acquired in 2020, as well as $0.3 million acquired in the Vision Hill acquisition (Note 3) in 2021. The software technology will be depreciated over its estimated useful life of 2-5 years. The Company estimates that there is no significant residual value related to its intangible assets. The expected future amortization expense for intangible assets for 2021 and 2022 is $0.3 million and $1.3 million, respectively.
Indefinite Lived Intangible Assets
During the third quarter of 2021, the Company purchased a website domain name for $1.8 million. The domain name is considered indefinite-lived, and is disclosed within the Capitalized software and other intangible assets, net on the Company’s condensed consolidated interim statements of financial position.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Nine months ended September 30, 2021 and 2020
(Expressed in US Dollars—unaudited)
14.   OTHER ASSETS AND ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
(in thousands)	September 30, 2021	December 31, 2020
Prepaid expenses	$2,469	$1,696
Mining deposits(1)	30,085	3,650
Other	4,864	1,147
	$37,418	$6,493

(1)
Mining deposits represents the amount of mining equipment purchased in advance of delivery of equipment. For the Company’s mining commitments, see Note 15.

Accounts payable and accrued liabilities consist of the following:
(in thousands)	September 30, 2021	December 31, 2020
Compensation and compensation related	$102,664	$12,720
Professional fees	12,275	2,236
Payable for digital asset trades	7,966	31,144
Interest	2,912	1,723
Payable for taxes	14,829	—
Profit share arrangement	14,032	—
Accrued transaction fees	12,000	—
Accounts payable	2,956	821
Deferred tax liability	4,977	—
Other(1)	9,355	18,840
	$183,966	$67,484

(1)
Includes redemptions payable to non-controlling interests of the Company’s managed funds of $0 as of September 30, 2021 (December 31, 2020: $13.4 million).

15.   COMMITMENTS AND CONTINGENCIES
Leases
As of September 30, 2021, the Company had commitments under three (December 31, 2020: two) operating subleases (Note 12).
Investment and loan commitments
As of September 30, 2021, the Company was obligated to five portfolio companies to fund up to $39.8 million, of which $6.1 million was funded subsequent to period end.
Mining equipment
The Company has entered into agreements for the supply of mining equipment. The commitment amount and the amount paid as of September 30, 2021 are disclosed below:

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Nine months ended September 30, 2021 and 2020
(Expressed in US Dollars—unaudited)
(in thousands)	Commitment Amount	Amount Paid as of Period End	Net
Mining equipment	$79,394	$39,493	$39,901
Indemnification
The Company has provided standard representations for agreements and customary indemnification for claims and legal proceedings. Insurance has been purchased to mitigate certain of these risks. There are no stated or notional amounts included in these indemnifications and the contingencies triggering the obligation for indemnification are not expected to occur. Furthermore, often counterparties to these transactions provide comparable indemnifications. The Company is unable to develop an estimate of the maximum payout under these indemnifications for several reasons. In addition to the lack of a stated or notional amount in a majority of such indemnifications, it is not possible to predict the nature of events that would trigger indemnification or the level of indemnification for a certain event. The Company believes, however, that the possibility of making any material payments for these indemnifications is remote. As of September 30, 2021 and December 31, 2020, there was no liability accrued under these arrangements.
Litigation
In the ordinary course of business, the Company and its subsidiaries may be threatened with, named as defendants in, or made parties to pending and potential legal actions. It is not possible to predict the ultimate outcome of all such legal proceedings and some may seek potentially large and/or indeterminate amounts.
As of September 30, 2021, based on information known by management, management has concluded that the final resolutions of any such proceedings will not have a material effect upon the condensed consolidated financial statements. However, it is possible that an adverse outcome in certain matters could, from time to time, have a material effect on the Company’s financial results in any particular year.
Unfunded Commitments to Variable Interest Entities (VIEs)
Refer to Note 16.
16.   VARIABLE INTEREST ENTITIES
Consolidated Sponsored Investment Funds
In the normal course of business, the Company sponsors and manages investment funds. The Company consolidates the sponsored investment funds designated as VIEs where it is deemed to have a controlling financial interest. The funds provide specific investment opportunities to limited partners and generate management and performance fees for the Company, which are eliminated upon consolidation.
The Company’s involvement in financing the operations of the VIEs is limited to its investment in the entity. The Company does not provide performance guarantees and has no other financial obligation to provide funding to consolidated VIEs. The assets of consolidated VIEs may only be used to settle obligations of the VIEs. The assets of these VIEs are not available to creditors of the Company. In addition, the investors in these VIEs have no recourse to the credit of the Company; and the Company cannot readily access cash held by consolidated sponsored investment products to use in its operating activities.
The Company had $0 in unfunded commitments to consolidated VIEs as of September 30, 2021 and December 31, 2020.
The Company retains the specialized investment company accounting principles of the underlying consolidated funds. All of the underlying investments held by such consolidated sponsored investment

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Nine months ended September 30, 2021 and 2020
(Expressed in US Dollars—unaudited)
funds are carried at fair value with corresponding changes in the investments’ fair values reflected in Net gain on digital assets or Net gain on investments on the Company’s condensed consolidated statements of operations.
The following table presents the balances related to these consolidated sponsored investment funds accounted for as VIEs, on the Company’s condensed consolidated statements of financial position, including the Company’s net interest in the funds:
(in thousands)	September 30, 2021	December 31, 2020
Assets
Cash	$1,936	$7,651
Digital assets	606,324	386,551
Account receivables	2,404	9,147
Investments	37,791	33
Prepaid expenses and other assets	3,009	496
Total assets of consolidated VIEs	$651,464	$403,878
Liabilities
Accounts payable and accrued liabilities	21,463	17,861
Total Liabilities	21,463	17,861
Noncontrolling interests	470,750	285,956
Net interest in consolidated VIEs	159,251	100,061
Total liabilities and equity of consolidated VIEs	$651,464	$403,878
Net income/(loss) attributable to noncontrolling interests (i.e., the portion not attributable to the Company) is identified in the Company’s condensed consolidated statements of operations. Income/(loss) attributable to noncontrolling interests is not adjusted for income taxes for consolidated sponsored investment products that are treated as pass-through entities for tax purposes. Net gain/(loss) related to consolidated VIEs is presented in the following table:
(in thousands)	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020
Net gain/(loss) on consolidated VIEs	$236,789	$18,098
Net income/(loss) attributable to NCI on consolidated VIEs	$156,130	$5,528
Non-consolidated Sponsored Investment Funds & Other VIEs
The Company also holds investments in VIEs that are not consolidated due to either a lack of variable interests or where the Company is not the primary beneficiary. This includes funds which were once controlled but were deconsolidated due to reduced ownership percentage or other changes. The fair value option was elected for non-consolidated VIEs for which the Company was deemed to have significant influence; therefore, changes in the fair value of these investments are recorded through net income. NAV was utilized as the practical expedient to fair value. See Note 8 for further information.
Similar to the consolidated VIEs, the Company’s involvement in financing operations of the VIEs is limited to its investment in the entity. The Company does not provide performance guarantees and has no other financial obligation to provide funding to VIEs, other than its own capital commitments.
The following table illustrates the Company’s maximum exposure to unconsolidated VIEs which is limited to the fair value of its investments and unfunded commitment as of period end.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Nine months ended September 30, 2021 and 2020
(Expressed in US Dollars—unaudited)
(in thousands)	September 30, 2021			December 31, 2020
	Fair Value of Investment	Unfunded Commitments	Maximum Exposure	Fair Value of Investment	Unfunded Commitments	Maximum Exposure
Non-Consolidated Sponsored Investment Funds	$81,517	$19,842	$101,359	$18,779	$6,801	$25,580
Other VIE’s	224,458	19,671	244,129	109,363	375	109,738
Total	$305,975	$39,513	$345,488	$128,142	$7,176	$135,318
17.   EQUITY
Issued Unit holders’ Capital
GDH LP has two classes of ownership interests, representing limited partner interests:
(1)
GDH LP Class A Units, which were subdivided into GDH LP A-1 Units, all of which are held by GDH Ltd., and GDH LP A-2 Units, all of which are held indirectly by GDH Ltd., through GDH Ltd.’s wholly owned U.S. blocker subsidiary, GDH Intermediate LLC, which was established as a tax-efficient blocker corporation or similar entity for U.S. Federal tax purposes; and

(2)
GDH LP Class B Units, all of which are held by Galaxy Group Investments, LLC (“GGI”), employees of GDH LP as part of the GDH LP employee compensation plan and certain former First Coin shareholders.

The GDH LP Class A Units and GDH LP Class B Units rank pari passu as to all distributions from GDH LP and they otherwise rank equally in all material respects, including from an economic and from a voting perspective.
Under the terms of the LPA, GDH LP Class B Units will, subject to certain limitations, be exchangeable for GDH Ltd. shares on a one-for-one basis subject to customary adjustments for stock splits, stock dividends and reclassifications and other similar transactions or, at the election of GDH LP, GDH LP may deliver an amount of cash in lieu of GDH Ltd. shares to an exchanging GDH LP Class B Unit holder. On receipt of a request to exchange, the Company or the General Partner will cancel the Class B Units and will cause GDH Ltd. to issue ordinary shares. In addition, GDH LP will issue Class A Units.
The business of GDH LP is conducted by its general partner who will be liable for all debts and obligations of the exempted limited partnership to the extent the Company has insufficient assets. As a general matter, a limited partner of GDH LP will not be liable for the debts and obligations of the exempted limited partnership except in narrow circumstances including (i) if such limited partner becomes involved in the conduct of GDH LP’s business and holds himself out as a general partner to third parties or (ii) if such limited partner is obliged pursuant to the Cayman Exempted Limited Partnerships Act to return a distribution made to it where the exempted limited partnership is insolvent and the limited partner has actual knowledge of such insolvency at that time.
Private Investment in Public Equity (“PIPE”)
On November 12, 2020 (the “Closing”), GDH Ltd. closed a PIPE of $50.0 million of aggregate gross proceeds ($49.3 million net of cash share issuance costs of $0.7 million). As part of the PIPE, GDH Ltd. issued 19,070,000 shares and 4,767,500 warrants.
Each share was accompanied by a warrant to purchase 0.25 of an ordinary share (“security”) and each security was issued at a price of C$3.50. Each warrant is exercisable into an ordinary share of GDH Ltd. for a term of two years from the date of issuance at an exercise price of C$8.25. All securities issued pursuant

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Nine months ended September 30, 2021 and 2020
(Expressed in US Dollars—unaudited)
to the PIPE will be subject to certain selling restrictions set forth in the investment agreements. The investment agreements provide that: (i) no sales are permitted during the first six months from the Closing; (ii) sales of up to 33.3% of total shares issued are permitted seven to nine months after the Closing, subject to a maximum daily sale participation of no more than 10% of daily traded volume; (iii) sales of up to 66.6% of the total shares issued are permitted ten to twelve months after the Closing, subject to a maximum daily sale participation of no more than 10% of daily traded volume; and (iv) until eighteen months after the Closing, all shares remain subject to a daily selling restriction of no more than 10% of daily traded volume. The selling restrictions terminate upon certain corporate actions by GDH Ltd.
Under the terms of the LPA, the Company will issue a Class A Unit for each GDH Ltd. common share issued and any liability associated with the warrant will be pushed down to the Company. On initial recognition, the warrants were valued at $6.5 million and are recorded as a derivative financial liability as these warrants are exercisable in Canadian dollars, differing from the Company’s functional currency. As of September 30, 2021 the value of the warrant liability is $40.7 million (December 31, 2020: $20.8 million) and the gain/(loss) recognized in the Company’s condensed consolidated statements of operations for the nine months ended September 30, 2021 is $(24.8) million (2020: $0).
The fair value of the warrant liability is calculated using the Black-Scholes Option Pricing Model. A continuity table for the change in the liability-classified warrant and the inputs used to value the warrant liability as at issuance date and September 30, 2021 are included in Note 9. These are the only warrants outstanding in GDH Ltd.
Issued Capital
Class A Units
On July 31, 2018 the Company issued 141,452 Class A Units to the original shareholders of Bradmer and 60,969,746 Class A Units to subscription holders who participated in the GDH Ltd. financing completed in February 2018. In addition, on August 1, 2018, the Company issued 40,000 Class A Units to a financial advisor of GDH Ltd.
During the period ended September 30, 2021, the Company issued 6,927,128 (2020: 2,089,721) Class A Units, net of withholding taxes, to GDH Ltd. on exchange of Class B Units, on issuance of Class A Units to GDH Ltd., on exercise of equity options, on issuance of Class A Units as a result of the PIPE and on issuance of Class A Units as consideration for the business combinations. See Note 3 for further information regarding business combinations.
In 2019, GDH Ltd. received approval from its Board of Directors and TSX-V to purchase up to approximately 7.3% of its issued and outstanding ordinary shares and 10% of its public float (the “Share Repurchase Program”). All shares were purchased for cancellation. On the repurchase of the shares of GDH Ltd., an equivalent number of Class A Units in GDH LP were cancelled.
GDH Ltd. began repurchasing shares on October 2, 2019. During the years ended December 31, 2020 and 2019, GDH Ltd. repurchased 3,600,997 and 1,315,434 shares, respectively, for a total cost of C$3.9 million and C$1.6 million, respectively. All repurchased shares of GDH Ltd., and the equivalent number of Class A Units in the Company, were cancelled. Effective April 17, 2020, GDH Ltd. completed its repurchase program.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Nine months ended September 30, 2021 and 2020
(Expressed in US Dollars—unaudited)
Class B Units
On July 31, 2018, the Company issued 213,696,000 Class B Units to GGI and 5,319,618 Class B Units to First Coin shareholders, of which 1,941,421 were deemed to be compensatory Class B Units. In addition, the Company awarded 30,870,000 compensatory Class B Units to officers and employees of the Company, which are subject to a vesting schedule.
During the period ended September 30, 2021, 667,895 (2020: 1,747,364) Class B Units were exchanged for ordinary shares of GDH Ltd. The number of Units exchanged is after the withholding and cancellation of 20,951 Class B Units, associated with the withholding obligation on the vested compensatory Class B Units.
As of September 30, 2021, there were 98,175,635 Class A Units and 228,095,148 Class B Units outstanding. The change during the period ended September 30, 2021 was due to exchanges of Class B Units for ordinary shares of GDH Ltd. (and into Class A Units of GDH LP), vesting of Class B Units awarded, cancelled Class A Units on repurchase of GDH Ltd. shares, issuance of Class A Units on exercise of options, issuance of Class A Units as a result of the PIPE and issuance of Class A Units as consideration for the business combinations.
Distributions
In June 2020, the board of the General Partner approved a distribution of up to $2.5 million in respect of taxable income related to tax year 2019 and estimated taxable income related to tax year 2020. During the period ended September 30, 2021, the Company approved and distributed $20.9 million in respect of taxable income related to tax year 2021 and $14.4 million in respect of taxable income related to tax year 2020. Certain of the recipients of the tax distributions are related parties. See Note 19 for further information on related party transactions.
18.   EQUITY BASED COMPENSATION
Equity based compensation
The Company has awarded compensatory Class B Units, equity options and restricted stock to eligible officers and employees. For the nine months ended September 30, 2021 and 2020, equity based compensation expense was recognized as follows:
(in thousands)	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020
Equity Options	$16,883	$4,599
Restricted Stock (Restricted Stock and Restricted Stock Units)	12,582	—
Compensatory Class B Unit Awards
Standard Units	—	37
Profit Interest Units	5,882	3,774
	$35,347	$8,410
Equity Plan
The Company has granted equity options to employees, officers, directors and consultants of the Company under the GDH Ltd. equity option plan (the “Plan”), subject to the approval of the board of directors of GDH Ltd. Under the Plan, the number of equity options granted to any person within a one-year period will not exceed 5% of the issued share capital of GDH Ltd. and the number granted to those

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Nine months ended September 30, 2021 and 2020
(Expressed in US Dollars—unaudited)
individuals considered consultants or providing investor relations services will not exceed 2% of the issued share capital of GDH Ltd. in a one-year period, in each case on a fully exchanged basis. In addition, the exercise price of each option may not be less than the market price of GDH Ltd.’s shares at the date of grant. Options granted under the Plan will have a term not to exceed 5 years and will be subject to vesting provisions as determined by the board of directors of GDH Ltd., who administer the Plan. On exercise of an option, the holder will receive one common share in GDH Ltd. and GDH LP will issue one Class A Unit to GDH Ltd. Up to the date of the Plan amendment on June 24, 2019, the maximum number of shares reserved for issuance under the Plan was not to exceed 10% of the issued share capital of GDH Ltd. on a fully exchanged basis.
Effective June 24, 2019, the shareholders of GDH Ltd. approved an amendment to the Plan (“Amended and Restated Equity Option Plan”). The Plan was amended to a fixed equity plan reserving for issuance 45,565,739 shares of GDH Ltd. (15% of the issued share capital, as April 30, 2019, on a fully exchanged basis). None of the other aforementioned terms were changed under the Amended and Restated Equity Option Plan. Equity options granted to employees typically vest between three and four years, while options granted to directors typically vest over a shorter period, subject to continued service. Following the approval of the Long Term Incentive Plan, the Company will no longer make grants under the Plan and future grants will be made from the Long Term Incentive Plan. The Plan reserve has been rolled over into the Long Term Incentive Plan.
Long Term Incentive Plan
In May 2021, the Board of Directors of GDH Ltd. approved the GDH Ltd. Long Term Incentive Plan (“LTIP”) to grant stock options, stock appreciation rights, restricted stock, and share units in the form of restricted share units and/or performance share units) to employees, officers, and consultants of GDH Ltd. and its affiliates (inclusive of the Company) and deferred share units to non-employee directors of GDH Ltd. and non-employee managers of the board of managers of the General Partner. Under the LTIP Plan, the exercise price of each option may not be less than the market price of GDH Ltd.’s shares at the date of grant. Options granted under the LTIP will have a term not to exceed ten years and will be subject to vesting provisions as determined by the board of directors of GDH Ltd., who administer the LTIP. On exercise of an option, the holder will receive one common share in GDH Ltd. and GDH LP will issue one Class A Unit to GDH Ltd. The maximum number of shares reserved for issuance under the LTIP is fixed at 48,290,478 shares of GDH Ltd.
Non-Treasury Plan
In May 2021, the Board of Directors of the Company approved the GDH Ltd. Non-Treasury Share Unit Plan (“Non-Treasury Plan”) as a supplement to the LTIP under which grants made under the plan are settled solely in cash. Share units are restricted share units or performance share units.
Equity Options
A summary of the Company’s equity option activity under the Plans is set forth in the following table:
Description	Number of Options	Weighted Average Exercise Price (C$)	Weighted- Average Remaining Terms (Years)	Aggregate Intrinsic Value
Balance, December 31, 2019	17,684,300	2.72	3.81	$—
Granted	21,895,000	4.45
Exercised(1)	(1,809,800)	2.52

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Nine months ended September 30, 2021 and 2020
(Expressed in US Dollars—unaudited)
Description	Number of Options	Weighted Average Exercise Price (C$)	Weighted- Average Remaining Terms (Years)	Aggregate Intrinsic Value
Forfeited	(6,203,866)	2.39
Balance, December 31, 2020	31,565,634	4.00	3.91	$170,172
Granted	4,425,000	23.42
Exercised(1)	(3,910,494)	2.62
Forfeited	(649,994)	1.76
Balance, September 30, 2021	31,430,146	6.98	3.50	$309,028
Vested and expected to vest as of September 30, 2021	31,430,146	$6.99	3.50	$309,028
Options exercisable as of September 30, 2021	6,887,323	$2.50	2.50	$98,157
Vested and expected to vest as of December 31, 2020	31,565,634	$4.00	3.91	$170,172
Options exercisable as of December 31, 2020	5,207,000	$2.86	2.74	$32,843

(1)
The Company issues new shares to satisfy equity option exercises

The weighted average grant date fair value of options granted to employees was $13.21 and $4.45 per share during the periods ended September 30, 2021 and December 31, 2020, respectively. There were 3.9 million equity options exercised in the period ended September 30, 2021. The total intrinsic value of options exercised during the period ended September 30, 2021 and December 31, 2020 was $63.4 million and $3.8 million, respectively. The intrinsic value is the difference between the estimated fair value of the Company’s units at the time of exercise and the exercise price of the equity option.
The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the GDH Ltd.’s ordinary shares on September 30, 2021 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on September 30, 2021.
As of September 30, 2021, the total unrecognized stock-based compensation expense related to the equity options was $88.3 million, which will be recognized over a weighted-average period of approximately 3.25 years.
Equity Options with Performance Conditions
In November 2020, the Company granted 2,000,000 shares of equity options with performance-based conditions to an executive officer. The options vest over the requisite service period if the Company achieves a performance condition tied to a cumulative EBITDA as defined in the agreement. The number of equity options that ultimately vest for each performance period will range from 0 percent to 100 percent of the target amount for such period based on the Company’s performance relative to the defined goals. The financial performance goals were established at the date of grant. The grant date fair value of the performance-based equity options was $5.7 million and is being recognized over the four-year service period on an accelerated basis.
For the nine months ended September 30, 2021, the Company recorded cumulative stock-based compensation expense of $1.6 million related to all outstanding equity options with performance-based vesting conditions. No shares associated with these options have vested as of September 30, 2021. As of September 30, 2021, the total unrecognized stock-based compensation expense related to the performance-based equity options was $3.9 million, which the Company expects to recognize over a weighted-average period of approximately 3.13 years.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Nine months ended September 30, 2021 and 2020
(Expressed in US Dollars—unaudited)
Equity Option Valuation Assumptions
The fair value of the options granted was measured using the Black-Scholes option pricing model with the following weighted average inputs:
Inputs to the Black-Scholes Model	September 30, 2021	December 31, 2020
Share price	C$19.15 – C$19.62	C$0.97 – C$8.02
Exercise price	C$20.00 – C$35.00	C$1.35 – C$8.02
Expected term (in years)	5.00	5.00
Expected volatility	95% – 98%	85% – 90%
Risk-free interest rate	0.82% – 1.13%	0.35% – 0.60%
Dividend yield	0%	0%
The assumptions used in the Black-Scholes option pricing model were determined as follows:
Expected Term.   Expected term was derived from the review of a combination of factors including but not limited to: (1) the length of the options’ vesting period; (2) the expiration date; (3) the spot price of the underlying GDH Ltd. shares; (4) the recipient employees’ levels within the Company; and (5) the expected volatility of the underlying shares.
Expected Volatility.   Volatility was derived based on the Company’s investments and intended strategy and a review of the historical volatility of digital assets and academic studies of historical venture equity volatility. In addition, the limited historical trading volatility of the shares of GDH Ltd. was also considered.
Risk-free Interest Rate.   The risk-free interest rate was calculated by interpolating Government of Canada bond yields over the expected terms of the respective option grants.
Dividend Yield.   The Company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future, and therefore, used an expected dividend yield of zero.
The Company has made a policy election to recognize forfeitures of awards as they occur.
Compensatory Class B Unit Awards
The Company has awarded Class B Unit awards to eligible officers and employees. The Class B Units granted are typically comprised of subtype R units (“Standard Units”) and subtype P units (“Profit Interest Units”). Class B Units typically vest over periods ranging from two to four years and are expensed using the straight-line method over the requisite service period.
The following table summarizes the activity related to the compensatory Class B Units during the respective periods:
Description	Class B Units	Weighted-Average Grant Date Fair Value (C$)
Balance, December 31, 2019	18,604,790	1.43
Granted/ Transferred	1,295,932	3.13
Exchanged	(3,129,727)	1.46
Forfeited	(20,951)	1.90
Forfeited/ Transferred	(1,295,932)	1.01
Balance, December 31, 2020	15,454,112	1.60

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Nine months ended September 30, 2021 and 2020
(Expressed in US Dollars—unaudited)
Description	Class B Units	Weighted-Average Grant Date Fair Value (C$)
Exchanged	(468,195)	1.41
Forfeited	(35,593)	0.85
Balance September 31, 2021	14,950,324	1.73
Class B Units exercisable, September 30, 2021	14,355,343	1.53
Class B Units exercisable, December 31, 2020	8,966,429	1.64
The fair value of units vested during the periods ended September 30, 2021 and December 31, 2020, was $108.3 million and $33.0 million, respectively. As of September 30, 2021, the total unrecognized stock-based compensation expense related to the Class B Units was $1.7 million, which the Company expects to recognize over a weighted-average period of approximately 2.28 years.
Standard Units valuation assumptions
The fair value of the Standard Units has been determined to be the closing stock price of GLXY shares on the date of grant.
Profits Interest Units valuation assumptions
The Profit Interest Units receive “catch up” allocations with respect to book income which enable such units to accumulate capital accounts equal to those of Standard Units. Initially, the Profit Interest Units will have a capital account balance of $0, which will be adjusted upon a liquidation or capital event, or when the capital accounts of the GDH LP unit holders are marked to market to reflect the fair value of GDH LP’s assets. Such “catch up” allocations will terminate once the Profit Interest Units have accumulated capital accounts equal to those of other Standard Units. Once a Profit Interest Unit has vested and has been fully “caught up”, such Profit Interest Unit may be exchanged for one share of GDH Ltd. for no additional consideration. The fair value of the Profit Interest Units was estimated using the probability-weighted expected return method. In applying this method, a payoff was determined for a Profit Interest Unit under three potential scenarios, each payoff was weighted by an estimated probability of the corresponding scenario and then the probability-weighted payoffs were discounted to the date of grant and summed. The scenarios, probabilities and other inputs into the model were selected using professional judgment, considering, among other things, the results of a one-period trinomial model, the results of a standard Black-Scholes option pricing model under different assumptions and the estimated fair value of a common share of GDH Ltd.
The fair value of the Profit Interest Units was measured using the following inputs:
	Period Ended September 30, 2021	Year Ended December 31, 2020
Share price	C$0 – C$100	C$0 – C$100
Expected term (in years)	5.04	5.04
Discount rate	0.5%	0.5%
Scenario probability	5% – 65%	5% – 65%
Restricted Stock
During the year ended December 31, 2020, the Company granted 1,079,971 restricted shares as part of an inducement grant to an executive officer. The restricted shares vest over approximately 4 years and are expensed using the straight-line method over the requisite service period. As of December 31, 2020, no shares of restricted stock were vested.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Nine months ended September 30, 2021 and 2020
(Expressed in US Dollars—unaudited)
During the period ended September 30, 2021, the Company granted 845,428 restricted shares as part the business combination with VHG (see Note 3 for further details). The restricted shares vest over approximately 3 years and are expensed using the straight-line method over the requisite service period. As of September 30, 2021, no shares of restricted stock were vested.
The following table summarizes the activity related to Restricted Stock during the respective periods:
Description	Number of Units	Weighted Average Grant Price (C$)
Balance, December 31, 2019	—	—
Granted	1,079,791	5.35
Forfeited	—	—
Balance, December 31, 2020	1,079,791	5.35
Granted	845,428	19.11
Forfeited	—	—
Balance, September 30, 2021	1,925,219	11.39
As of September 30, 2021, there was $19.3 million of unamortized stock-based compensation expense related to unvested restricted stock, which is expected to be recognized over a weighted average period of 2.78 years.
Restricted Share Units
During the period ended September 30, 2021, the Company granted 7,068,0345 restricted share units as part of LTIP. The restricted share units vest over approximately 4 years and are expensed using the straight-line method over the requisite service period. As of September 30, 2021, no shares of restricted share units were vested.
The following table summarizes the activity related to Restricted Share Units during the respective periods:
Description	Number of Units	Weighted Average Grant Price (C$)
Balance, December 31, 2020	—	—
Granted	7,068,345	18.61
Forfeited	(47,813)	19.07
Balance, September 30, 2021	7,020,532	18.61
As of September 30, 2021, there was $120.6 million of unamortized stock-based compensation expense related to unvested restricted share units, which is expected to be recognized over a weighted average period of 3.25 years.
19.   RELATED PARTY TRANSACTIONS
The Company’s related parties include entities over which it exercises significant influence and its key management personnel. Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include officers, directors, companies controlled by officers or directors and companies with common directors of the Company.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Nine months ended September 30, 2021 and 2020
(Expressed in US Dollars—unaudited)
Compensation of directors and officers
Compensation to directors and officers includes twelve individuals (December 31, 2020: thirteen individuals), consisting of officers, former officers and certain employees, who are considered to have decision making authority. Compensation provided to key management personnel for the nine months ended September 30, 2021 and 2020 are as follows:
(in thousands)	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020
Base compensation and accrued bonuses*	$62,906	$3,100
Benefits	373	205
Equity based compensation (pre-witholding tax)	22,785	7,923
Profit share arrangement expense	9,823	—
Total	$95,887	$11,228

*
For the nine months ended September 30, 2021, amounts include approximately $34.5 million (2020—$0.8 million), of accrued bonuses within accounts payable and accrued liabilities.

For a period of one year starting on January 1, 2021 (the “earnout period”), related to the acquisition of BFC, certain management personnel are entitled to receive a percentage of BFC’s net profit, payable sixty days after the earnout period, if certain financial metrics are achieved. As of September 30, 2021, accounts payable and accrued expenses include $9.8 million of such profit share compensation to the management personnel.
The Company has an agreement with an entity owned by a member of key management to provide software development consulting services. The Company incurred $0.3 million and in software development technology expenses during the nine months ended September 30, 2021 (2020: $0.4 million), of which $0 is included in accounts payable at September 30, 2021 (December 31, 2020: $0).
Distributions
During the period ended September 30, 2021, the Company made tax distributions of $27.4 million (December 31, 2020: $1.6 million), of which $0 (December 31, 2020: $0.2 million) is included in other accrued liabilities at period end, to individuals and a company considered to be related parties (Note 17).
Sublease
A related party of the Company, which has leased the office space located on the 7th and 8th floors of 107 Grand Street, New York, New York 10013, has subleased to the Company to occupy the 8th floor on the same terms as the master lease (Note 12). In addition, effective August 1, 2019, a related party also subleased a portion of the 7th floor to the Company, including use of common areas (Note 12).
Other related party transactions
One of the Company officers indirectly owned an aircraft that the Company used in the normal course of operations. For the periods presented, the Company was not charged for the cost of chartering the aircraft.
The Company’s CEO is a member of the advisory board of one company, resulting in the Company and this company being related parties. As at September 30, 2021, the Company had investments in the company with a value of $95.4 million (December 31, 2020: $0 million).

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Nine months ended September 30, 2021 and 2020
(Expressed in US Dollars—unaudited)
In accordance with the LPA, the Company will reimburse or pay for all reimbursable expenses of GDH Ltd. For the nine months ended September 30, 2021, the Company paid or accrued $3.4 million (2020: $1 million) on behalf of GDH Ltd., which has been included in general and administrative expenses.
The Company recorded $6.4 million in receivables from GDH Ltd., for reimbursement of withholding taxes on shares issued during the period.
The Company has an agreement to provide a discounted management fee rate to a beneficial owner of GDH Ltd. which invests in certain funds management by the Company. Such sub-advisory arrangements have been entered into with, or advised by, Galaxy Digital Asset Management in its capacity as an investment advisor registered under the Advisers Act, and any fee arrangements, if applicable, have been on an arms-length basis. For the nine months ended September 30, 2021, the discount on management fees totaled $1.0 million (2020: $0 million).
Investments in Galaxy Funds
Our directors and executive officers are generally permitted to invest their own capital (or capital of estate planning vehicles controlled by them or their immediate family members) directly in our funds and affiliated entities. In general, such investments are not subject to management fees, and in certain instances may not be subjected to performance fees. The cash invested by our directors and executive officers and their investment vehicles aggregated to $9.6 million as of September 30, 2021 (December 31, 2020: $6.7 million).
20.   REPORTABLE SEGMENTS
The Company has identified five reportable segments: trading, principal investments, asset management, investment banking and mining. The five reportable segments represent the five lines of business for which the Company expects to earn income, incur costs and allocate resources. In determining the Company’s reportable segments, the Company considered the basis on which the chief operating decision-maker reviews the financial and operational performance of the Company.
Trading
The trading group provides spot, derivative and financing liquidity to institutional clients, counterparties and venues that transact in cryptocurrencies. The Company engages in several trading strategies (Note 4). The trading includes the performance of the over the counter (OTC) trading and of the short term and long term positioning of the Company’s digital assets.
Principal Investments
The principal investments business has a diverse portfolio of private principal investments across the blockchain ecosystem, including early- and later-stage equity, pre-network launch contributions and other structured alternative investments. See Note 7.
Asset Management
The asset management business manages capital on behalf of third parties in exchange for management fees and performance-based compensation.
Investment Banking
The investment banking business partners with high quality businesses operating in and around the blockchain ecosystem. The investment banking business offers the full spectrum of investment banking

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Nine months ended September 30, 2021 and 2020
(Expressed in US Dollars—unaudited)
services, including, but not limited to: general corporate advisory, mergers and acquisition (M&A), transaction advisory, restructuring and capital raising.
Mining
The Company launched its mining business in October 2020. The Company has a strategic focus to provide novel and sophisticated financial tools for North American miners. In addition, the Company has also established its own proprietary bitcoin mining operation, and hosts its machines at a third-party data center in the United States. In 2021, the Company entered into agreements to lease mining equipment to third parties. These leases are accounted for as sales-type finance leases. Revenue and expenses associated with mining operations are not material to the Company’s condensed consolidated financial statements and have been presented in Other (expense) / income, net on the condensed consolidated statements of comprehensive income.
Corporate and Other consists of the Company’s unallocated corporate overhead and other unallocated costs not identifiable to any of the five reportable segments.
Assets and liabilities by each of the reportable segments as of September 30, 2021 are as follows:
(in thousands)	Trading	Principal Investments	Asset Management	Investment Banking	Mining	Corporate and Other	Total
Total assets	$1,895,451	$1,108,787	$511,719	$6,757	$53,512	$57,638	$3,633,864
Total liabilities	$1,333,103	$192	$8,046	$143	$1,318	$138,009	$1,480,811
Assets and liabilities by each of the reportable segments as of December 31, 2020 are as follows:
(in thousands)	Trading	Principal Investments	Asset Management	Investment Banking	Mining	Corporate and Other	Total
Total assets	$801,612	$319,980	$306,065	$6,190	$3,633	$30,016	$1,467,496
Total liabilities	$439,709	$101	$18,170	$22	$—	$20,445	$478,447

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Nine months ended September 30, 2021 and 2020
(Expressed in US Dollars—unaudited)
Income and expenses by each of the reportable segments for the nine months ended September 30, 2021 is as follows:
(in thousands)	Trading	Principal Investments	Asset Management	Investment Banking	Mining	Corporate and Other	Totals
Revenues
Digital assets sale revenue	$61,205,395	$—	$—	$—	$—	$—	$61,205,395
Income from digital assets lending	39,066	329	—	—	—	—	39,395
Advisory and management fees	253	—	7,628	—	—	—	7,881
Net gain on digital assets	980,842	127,920	161,812	—	—	—	1,270,574
Net gain on investments	—	602,326	61	—	—	—	602,387
Net gain on derivatives trading	123,743	25,000	—	—	—	—	148,743
Net revenues	62,349,299	755,575	169,501	—	—	—	63,274,375
Cost of revenues
Digital assets sales costs	54,520,343	—	—	—	—	—	54,520,343
Impairment of digital assets	7,311,290	—	—	—	—	—	7,311,290
Expenses from digital assets borrowings	50,360	—	—	—	—	626	50,986
Total cost of revenues	61,881,993	—	—	—	—	626	61,882,619
Operating expenses	110,083	16,315	16,697	2,922	2,105	113,246	261,368
Other (expense)/income
Change in fair value of warrant liability	—	—	—	—	—	(24,802)	(24,802)
Other (expense)/income, net	4,965	2,026	76	—	8,732	—	15,799
Total other (expense)/ income	4,965	2,026	76	—	8,732	(24,802)	(9,003)
Net income/(loss) for the year, including noncontrolling interests	$362,188	$741,286	$152,880	$(2,922)	$6,627	$(138,674)	$1,121,385
Net (income)/loss attributable to NCI	—	—	(156,130)	—	—	—	(156,130)
Net income/(loss) attributable to Galaxy Digital Holdings LP	$362,188	$741,286	$(3,250)	$(2,922)	$6,627	$(138,674)	$965,255

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Nine months ended September 30, 2021 and 2020
(Expressed in US Dollars—unaudited)
Income and expenses by each of the reportable segments for the nine months ended September 30, 2020 is as follows:
(in thousands)	Trading	Principal Investments	Asset Management	Investment Banking	Mining	Corporate and Other	Totals
Revenues
Digital assets sale revenue	$1,730,269	$—	$—	$—	$—	$—	$1,730,269
Income from digital assets lending	3,474	921	10	7	—	—	4,412
Advisory and management fees	—	—	3,760	842	—	—	4,602
Net gain on digital assets	480	14,009	5,719	—	—	—	20,208
Net gain on investments	—	40,077	—	—	—	—	40,077
Net gain on derivatives trading	5,937	—	—	—	—	—	5,937
Net revenues	1,740,160	55,007	9,489	849	—	—	1,805,505
Cost of revenues
Digital assets sales costs	1,540,629	—	—	—	—	—	1,540,629
Impairment of digital assets	176,238	—	—	—	—	—	176,238
Expenses from digital assets borrowings	3,167	—	—	—	—	481	3,648
Total cost of revenues	1,720,034	—	—	—	—	481	1,720,515
Operating expenses	11,291	2,702	9,320	3,568	—	15,597	42,478
Other (expense)/income
Other (expense)/income, net	(562)	—	—	—	—	—	(562)
Change in fair value of warrant liability	—	—	—	—	—	—	—
Total other (expense)/income	(562)	—	—	—	—	—	(562)
Net income/(loss) for the year, including noncontrolling interests	$8,273	$52,305	$169	$(2,719)	$—	$(16,078)	$41,950
Net (income)/loss attributable to NCI	—	(13)	(5,515)	—	—	—	(5,528)
Net income/(loss) attributable to Galaxy Digital Holdings LP	$8,273	$52,292	$(5,346)	$(2,719)	$—	$(16,078)	$36,422
21.   RISKS AND UNCERTAINTIES
The Company’s digital assets activities may expose it to a variety of financial and other risks: credit risk, interest rate risk, liquidity risk, market risk, digital asset risk, loss of access risk, irrevocability of transactions, hard fork and airdrop risks and regulatory oversight risk, among others.
The Company lends digital assets to third parties, including affiliates. On termination of the loan, the borrower is required to return the digital assets to the Company; any gains or loss in the market price during the loan would inure to the Company. In the event of the bankruptcy of the borrower, the Company could experience delays in recovering our digital assets. In addition, to the extent that the value of the digital assets increases during the term of the loan, the value of the digital assets may exceed the value of collateral provided to the Company, exposing the Company to credit risks with respect to the borrower and potentially exposing the Company to a loss of the difference between the value of the digital assets and the value of the collateral. If a borrower defaults under its obligations with respect to a loan of digital assets, including

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Nine months ended September 30, 2021 and 2020
(Expressed in US Dollars—unaudited)
by failing to deliver additional collateral when required or by failing to return the digital assets upon the termination of the loan, the Company may expend significant resources and incur significant expenses in connection with efforts to enforce the loan agreement, which may ultimately be unsuccessful.
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash with high credit-quality financial institutions and has established guidelines relative to credit ratings and maturities that seek to maintain safety and liquidity. The Company sells its offerings to various companies across several industries throughout the world in the ordinary course of business. The Company routinely assesses the financial strength of its customers and maintains allowances for anticipated losses. As of September 30, 2021 and December 31, 2020 no individual customer accounted for 10% or more of net accounts receivable and for the periods ended September 301, 2021 and December 31, 2020, no individual customer accounted for 10% or more of revenue.
Due to the open-source nature of digital asset protocols, network participants have the ability to introduce modifications to the underlying infrastructure of an existing blockchain. A fork occurs when a collective group of network participants apply a new consensus layer to an existing blockchain, resulting in the creation of one or more distinctive networks. Management recognizes the potential complexities associated with forks which can negatively impact or disrupt an existing network, thus resulting in new security vulnerabilities, cyber-attacks or replay attacks.
The regulatory environment for the custody of digital assets is complex, evolving, and uncertain, requiring the Company to allocate resources in legal, accounting, compliance, technology, and other functions that could impact the Company’s consolidated financial statements. Future regulatory rules adopted domestically and internationally may impose obligation and restrictions on how the Company manages to conduct of its business activities in the future.
The Company seeks to minimize potential adverse effects of these risks on performance by employing experienced personnel; daily monitoring of the Company’s investments, digital assets and market events; and diversifying the Company’s business strategy as well as its investment portfolio within the constraints of the Company’s investment objectives.
22.   SUBSEQUENT EVENTS
On May 5, 2021, GDH Ltd. announced that it agreed to acquire BitGo, an independent digital assets infrastructure provider. Under the terms of the merger agreement, the consideration to BitGo shareholders will consist of 33.8 million of newly issued ordinary shares of GDH Ltd. and $265 million in cash, subject to certain adjustments and deferred purchase considerations. GDH Ltd. will use its balance sheet to fund the cash consideration, a significant portion of which will be deferred up to 12 months post-close. Additionally, GDH Ltd. will issue incremental ordinary shares to BitGo’s shareholders in exchange for BitGo’s net digital assets at close.
The transaction has been approved by the boards of directors of both GDH Ltd. and BitGo. The acquisition is expected to close in the first quarter of 2022, subject to approval by GDH Ltd.’s shareholders of the domestication of GDH Ltd. as a Delaware corporation and specified internal restructuring, as well as certain related matters and other acquisition-related closing conditions and regulatory approvals.
On November 4, 2021, Galaxy Digital LP (“Galaxy”) announced that it has entered into a definitive share subscription agreement with Monex Group, Inc. (“Monex”), a leading Japanese financial services company, pursuant to which Galaxy agreed to invest $50 million in Monex shares of common stock in a Private Investment in Public Equity (PIPE) transaction.
Additionally, on November 4, 2021, Galaxy also entered into a definitive share subscription agreement with Quantum FinTech Acquisition Corporation (“Quantum”), a publicly traded special purpose acquisition

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Nine months ended September 30, 2021 and 2020
(Expressed in US Dollars—unaudited)
company, and TradeStation Group, Inc., the parent company of an online securities and futures brokerage firm, pursuant to which Galaxy will make an additional PIPE investment of $50 million in connection with the business combination agreement between Quantum and TradeStation whereby Quantum will merge with and into TradeStation, with TradeStation remaining as a New York Stock Exchange publicly listed company.
In December 2021, GDH LP closed a private offering of $500.0 million of its 3.00% Exchangeable Senior Notes due 2026 (the “Exchangeable Notes”). All Exchangeable Notes issued are subject to certain selling restrictions set forth in each investor’s definitive purchase agreement and as set forth in the indenture that governs the Exchangeable Notes. The use of proceeds from the offering is for general corporate purposes, with a particular focus on accelerating growth initiatives across the Company’s business lines.
Additionally, on December 22, 2021, the board of the General Partner approved a distribution of up to $30.1 million in respect of taxable income related to tax year 2021.
In December 2021, Galaxy contributed approximately $500.0 million into wholly-owned subsidiaries through which the Company intends on exploring ways to operate Bitcoin mining activities and other qualified cyptocurrency- and blockchain-related activities located in qualified opportunity zones. The qualified opportunity zone program is a program established by Congress under the Tax Cuts and Jobs Act of 2017 to encourage long-term investments in low-income urban and rural communities nationwide and through which taxpayers may defer eligible capital gains provided they meet the program’s requirements.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Managers of
Galaxy Digital Holdings GP LLC in its capacity as general partner of Galaxy Digital Holdings LP
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Galaxy Digital Holdings LP and its subsidiaries (together, the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in equity, and cash flows for the years ended December 31, 2020, 2019 and 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019 and the results of its operations and its cash flows for the years ended December 31, 2020, 2019 and 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Classification and Measurement of Digital Assets
As described in notes 2, 4 and 5 to the consolidated financial statements, the Company accounted for Digital Assets based on the nature of the asset and how the asset is held. The Company’s core operations were in cryptocurrency activities, specifically engaging in investment opportunities through various mechanisms such as trading, futures, and brokerage arrangements. These activities were in an industry for which the accounting guidance is still developing and therefore requires significant judgment by management to determine how the activities of the Company and the holdings of Digital Assets should be classified and consequently measured and reported on the consolidated financial statements.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
The principal considerations for our determination that performing procedures relating to the classification and measurement of Digital Assets is a critical audit matter are (i) the significant judgment by management in determining the nature of the asset holdings, given the limited relevant accounting guidance, which in turn led to (ii) significant auditor judgment, subjectivity and effort in performing procedures and evaluating management’s assessment of the classification and the measurement of Digital Assets.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, evaluating the appropriateness of management’s assessment of nature of the asset and how the asset was held for classification, evaluating the contractual terms identified in the underlying white papers and agreements with counterparties that the Company transacts with and technical information about the concept associated with the Digital Asset.
Valuation, Completeness, Existence and Rights and Obligations of: Digital Assets, Digital Assets on Loan, Assets Posted as Collateral, Derivative Assets, Digital Assets Receivable, Digital Assets Sold Short, Derivative Liabilities, Digital Assets Borrowed and Collateral Payable—including the Digital Assets and Digital Assets Borrowed on the Acquisition of BF Holdings I, LLC (collectively, the cryptocurrency assets and liabilities)
As described in notes 2, 3, 4, 5, 8 and 9 the Company’s activities resulted in cryptocurrency assets and liabilities held or custodied at various exchanges, counterparties, and or in digital cold wallets.
The principal considerations for our determination that performing procedures relating to the valuation, completeness, existence and rights and obligations of the cryptocurrency assets and liabilities is a critical audit matter are (i) the significant judgment by management about how the assets are custodied as the Company transacts with various exchanges; several of which were largely unregulated, which in turn led to (ii) significant auditor judgment, subjectivity and effort in performing procedures to address the risk of fraud given the anonymity of the transactions and lack of regulation across certain exchanges to demonstrate that adequate know your client and anti-money laundering protocols were in place. In addition, there was a high degree of auditor judgment in evaluating management’s assessment of the principal market to support the valuation of the cryptocurrency assets and liabilities.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the internal controls including information technology general controls over certain of the Company’s trading operations applications, transferring a sample of cryptocurrency assets to newly created digital wallets, testing detailed reconciliations from the date of the transfer and for the year, obtaining confirmations from certain exchanges and counterparties for a sample of cryptocurrency assets and liabilities, and evaluating the appropriateness of management’s assessment of the principal market. Professionals with specialized skill and knowledge were used to assist in testing management’s process, including internal and information technology general controls.
Completeness, Occurrence and Accuracy of Revenues and Costs of Revenues
The Company recorded revenues of $9.7 billion at the year-end with the corresponding total costs of revenues of $9.1 billion. Revenues and corresponding costs were consistent with nature of the asset and how the asset is held.
The principal considerations for our determination that performing procedures relating to the completeness, occurrence and accuracy of revenues and costs of revenues is a critical audit matter are (i) the Company transact with exchanges that are largely unregulated, and (ii) the significant judgment by management whether the Company was principal in certain arrangements, had control of the digital asset, had custody, had legal right of offset, which in turn led to (iii) significant auditor judgment, subjectivity and effort in performing procedures to address the risk of fraud given the anonymity of the transactions and use of largely unregulated exchanges, specifically that a transaction occurred, and that all transactions were completely and accurately recorded.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the internal controls including information technology general controls over certain of the Company’s trading operations applications, evaluating the appropriateness of management’s assessment of revenue recognition for all revenue streams, and for a sample of transactions recognized, identifying supporting evidence such as blockchain records, trade ticket, trade blotter, and exchanges, and recalculating the amounts recorded in the consolidated financial statements for revenues and costs of revenues for each transaction. Professionals with specialized skills were used to assist in testing management’s process, relating to the completeness and accuracy of the amounts recorded in the consolidated financial statements.
Valuation of Investments
As described in notes 7 and 9, the Company held $260 million in investments, of which $240 million (excluding $20 million of Level I investments) relates to equity instruments and interests in certain funds that were not actively traded and/or did not have significant observable inputs that could be used to determine the fair value of these assets.
The principal considerations for our determination that performing procedures relating to the valuation of certain investments is a critical audit matter are (i) the significant judgment used by management when assessing the fair value measurement alternatives available and in developing the fair value estimates (ii) high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s assessment of the fair value measurement alternatives and assumptions such as marketability discount, volatility, scenario analysis, time to liquidity event and control discount, and (iii) the audit effort that involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included reading the purchase agreements, testing management’s process for developing fair value estimates, evaluating the appropriateness of the valuation models used and the fair value measurement alternatives, testing the completeness and accuracy of underlying data used in the valuation methods, and evaluating the reasonableness of the assumptions used by management. Professionals with specialized skill and knowledge were used to assist in testing management’s process, including evaluating the appropriateness of the valuation methods and the reasonableness of the assumptions used by management relating to marketability discount, volatility, scenario analysis, time to liquidity event, dilution factor, and control discount.
We have served as the Company’s auditor since 2018.
/s/ DAVIDSON & COMPANY
Vancouver, Canada Chartered Professional Accountants
January 4, 2022

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Consolidated Statements of Operations
For the Years Ended December 31, 2020, 2019, and 2018
(Expressed in thousands of U.S. Dollars)
	For the years ended
	December 31, 2020	December 31, 2019	December 31, 2018
Revenues:
Digital assets sales revenue	$9,286,237	$2,376,419	$1,712,942
Income from digital asset lending	6,132	4,230	1,361
Advisory and management fees	9,615	5,330	4,193
Net gain/(loss) on digital assets	265,149	(10,981)	(31,455)
Net gain/(loss) on investments	101,383	25,401	(8,460)
Net gain on derivatives trading	5,687	12,438	—
Net revenues	9,674,203	2,412,837	1,678,581
Cost of revenues:
Digital assets sales cost	8,577,829	2,042,449	1,391,719
Impairment of digital assets	551,859	266,395	472,217
Expense from digital asset borrowing	9,079	2,521	—
Total cost of revenues	9,138,767	2,311,365	1,863,936
Gross profit	535,436	101,472	(185,355)
Operating expenses:
Compensation and benefits	48,934	54,953	46,507
General and administrative	9,705	11,313	10,137
Technology	3,278	2,843	1,800
Professional fees	7,664	8,177	12,695
Marketing	2,420	—	—
Goodwill impairment	—	—	6,217
Total operating expenses	72,001	77,286	77,356
Other (expense)/income:
Change in fair value of warrant liability	(14,318)	—	—
Other (expense)/income, net	(562)	670	(3,102)
Total other (expense)/income	(14,880)	670	(3,102)
Net income/(loss)	$448,555	$24,856	$(265,813)
Net income/(loss) attributed to:
Noncontrolling interests	153,385	(175)	(4,712)
Unit holders of the Company	$295,170	$25,031	$(261,101)

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Consolidated Statements of Financial Position
For the Years Ended December 31, 2020, 2019, and 2018
(Expressed in thousands of U.S. Dollars)
	For the years ended
	December 31, 2020	December 31, 2019
Assets
Current assets
Cash(1)	$137,951	$106,263
Digital assets (includes $394.3 million and $36.1 million measured at fair value)(1)	844,634	78,979
Digital assets on loan	89,508	15,905
Assets posted as collateral	14,592	10,323
Derivative assets	39,025	191
Accounts receivable(1)	20,367	2,199
Digital assets receivable	12,813	—
Loans receivable, fiat(1)	8,510	11,720
Prepaid expenses and other assets(1)	6,493	2,565
Total current assets	1,173,893	228,145
Non-current assets
Digital assets receivable	6,911	—
Investments (includes $200.1 million and $90.6 million measured at fair value)(1)	260,383	158,163
Right-of-use asset	4,695	5,054
Property and equipment, net	3,693	4,058
Capitalized software and other intangible assets, net	2,406	—
Goodwill	15,515	—
	293,603	167,275
Total assets	$1,467,496	$395,420
Liabilities and Equity
Current liabilities
Digital assets sold short	$5,278	$18,617
Investments sold short	4,384	—
Derivative liabilities	23,103	179
Accounts payable and accrued liabilities(1)	67,484	11,972
Digital assets borrowed	307,499	11,134
Collateral payable	44,660	434
Warrant liability	20,781	—
Total current liabilities	473,189	42,336
Non-current liabilities
Lease liability	5,258	5,519
Total liabilities	478,447	47,855
Commitments and contingencies
Equity
Unitholders’ capital	703,093	340,246
Noncontrolling interests	285,956	7,319
Total equity	989,049	347,565
Total liabilities and equity	$1,467,496	$395,420

(1)
Includes amounts related to consolidated variable interest entities. See Note 16 for more information.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Consolidated Statements of Changes in Equity
For the Years Ended December 31, 2020, 2019, and 2018
(Expressed in thousands of U.S. Dollars except per-share data)
	Class A Unit Capital		Class B Unit Capital		Noncontrolling Interests
	Number	Amount	Number	Amount		Total
Balance at December 31, 2017	—	$—	—	$1,742	$—	$1,742
Equity based compensation	—	4,355	3,838,800	14,923	—	19,278
Acquisition of First Coin Capital	—	—	3,378,197	6,686	—	6,686
Contributions	61,151,198	229,213	213,696,000	302,007	9,011	540,231
Distributions	—	—	—	—	(132)	(132)
Net Exchange of Class B Units	3,966,107	5,815	(3,966,107)	(5,815)	—	—
Cancellation of Class B Units withheld	—	—	(1,232,935)	(1,089)	—	(1,089)
Loss for the year	—	(59,017)	—	(202,084)	(4,712)	(265,813)
Balance at December 31, 2018	65,117,305	$180,366	215,713,955	$116,370	$4,167	$300,903
Purchase of noncontrolling interest	—	—	—	—	(140)	(140)
Equity based compensation	—	6,139	11,939,207	20,232	—	26,371
Contributions	—	—	—	—	4,363	4,363
Distributions	—	—	—	—	(896)	(896)
Net Exchange of Class B Units	2,834,669	3,669	(2,834,669)	(3,669)	—	—
Cancellation of Class A Units	(1,315,434)	(1,225)	—	—	—	(1,225)
Cancellation of Class B Units withheld	—	—	(5,485,586)	(6,667)	—	(6,667)
Income (loss) for the year	—	5,834	—	19,197	(175)	24,856
Balance at December 31, 2019	66,636,540	$194,783	219,332,907	$145,463	$7,319	$347,565
Equity based compensation	—	3,576	7,063,639	11,193	—	14,769
Contributions	—	—	—	—	141,573	141,573
Distributions	—	—	—	(1,932)	(16,321)	(18,253)
Net exchange of Class B Units	3,469,661	4,833	(3,490,612)	(4,871)	—	(38)
Cancellation of Class A Units	(3,600,997)	(2,875)	—	—	—	(2,875)
Issuance of Class A Units on exercise of options and restricted stock	2,002,832	—	—	—	—	—
Shares issued for Private Investment in Public Entity (PIPE) transaction (net of issuance costs)	19,070,000	49,278	—	—	—	49,278
Warrant liability allocation	—	(6,463)	—	—	—	(6,463)
Issuance of shares for acquisitions	3,670,471	14,938	—	—	—	14,938
Income for the year	—	70,017	—	225,153	153,385	448,555
Balance at December 31, 2020	91,248,507	$328,087	222,905,934	$375,006	$285,956	$989,049

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2020, 2019, and 2018
(Expressed in thousands of U.S. Dollars)
	For the years ended
	December 31, 2020	December 31, 2019	December 31, 2018
Operating activities
Income/(loss) for the year	$448,555	$24,856	$(265,813)
Adjustments for:
Impairment of digital assets	551,859	266,395	472,217
Digital assets cost of sales adjustment	(464,041)	(263,430)	(467,761)
Bad debt expense	240	2,311	526
Depreciation and amortization	910	1,083	131
Equity based compensation	14,769	26,371	19,278
Expense from digital asset borrowing	9,079	2,521	—
Income from digital asset lending	(6,132)	(4,230)	(1,129)
Net (gain)/loss on digital assets	(265,149)	10,981	24,180
Net (gain)/loss on investments	(101,383)	(25,401)	8,460
Net (gain) on derivatives trading	(5,687)	(12,438)	—
Change in fair value of warrant liability	14,318	—	—
Unrealized foreign currency (gain)/loss	517	(148)	(35)
Goodwill impairment	—	—	6,217
Changes in operating assets and liabilities:
Digital assets	(329,804)	(45,897)	168,858
Digital assets sold short	(13,339)	(50)	(38,382)
Digital assets receivable	(4,000)	—	—
Accounts receivable	(702)	1,370	(1,520)
Derivative asset	(33,147)	12,247	—
Derivative liability	22,924	179	—
Prepaid expenses and other assets	(3,775)	(564)	(1,778)
Accounts payable and accrued liabilities	13,062	(6,767)	7,851
Lease liability	(261)	(139)	55
Net cash provided by (used in) operating activities	(151,187)	(10,750)	(68,645)
Investing activities
Purchase of property and equipment	(109)	(403)	(3,231)
Disposal of property and equipment	—	35	—
Purchase of investments	(27,210)	(29,607)	(112,491)
Proceeds and distributions from investments	35,359	75,584	20,523
Proceeds from investments sold short	3,810	—	—
Loans receivable, fiat	4,646	9,481	(17,277)
Cash paid for business combinations, net	(3,306)	—	—
Cash assumed on acquisitions	—	—	382
Net cash provided by (used in) investing activities	13,190	55,090	(112,094)
Financing activities
Borrowings from related party	—	—	102,375
Repayments of amounts due to related party	—	—	(122,375)
Repayments of interest on due to related party borrowing	—	—	(2,244)
Repayment of interest on due from broker	—	—	(402)
Receipt of interest on due from broker	—	—	366
Purchase of additional interest	—	(140)	—
Proceeds from PIPE transaction (net of issuance costs)	49,278	—	—

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2020, 2019, and 2018
(Expressed in thousands of U.S. Dollars)
	For the years ended
	December 31, 2020	December 31, 2019	December 31, 2018
Capital contribution from noncontrolling interests	141,573	4,363	9,011
Distributions	(1,932)	—	—
Distribution to noncontrolling interests	(16,321)	(896)	(132)
Contributions	—	—	229,213
Cancellation of Class A Units withheld	(2,875)	(1,225)	—
Cancellation of Class B Units withheld	(38)	(6,667)	(683)
Net cash provided by (used in) financing activities	169,685	(4,565)	215,129
Net increase in cash	31,688	39,775	34,390
Cash, beginning of year	106,263	66,488	32,098
Cash, end of year	$137,951	$106,263	$66,488
Supplemental disclosure of cash flow information and non-cash investing and financing activities:
Cash paid during the year for:
Interest	—	—	$2,645
Taxes	$592	$66	—
Non-cash activities:
Digital assets receivable	$14,774	—	—
Assets posted as collateral	$4,268	$(10,324)	—
Collateral payable	$73,603	$15,905	—
Digital assets on loan	$44,226	$434	—
Digital assets borrowed	$296,365	$11,134	—
Receivable for digital asset trades	$12,874	$(8,248)	$(8,579)
Payable for digital asset trades	$(30,894)	$9,583	$9,833
Contribution of assets	—	—	$302,007
Interest paid with digital assets	$9,079	$2,521	$2,077
Interest received in digital assets	$7,444	$3,388	$527
Reclassification between investments and digital assets	$1,700	$1,100	$(407)
Recognition of right of use asset and lease liability	—	$5,603	—
Acquisition of investments paid for with digital assets	$12,085	$133	—
Proceeds from investments included in prepaid expenses and other assets	—	$14	—
Reclassification from related party loan to contribution of assets	—	—	$22,650
Property and equipment additions included in accounts payable and accrued liabilities	—	—	$1,094
Repurchase of Class B Units included in accounts payable and accrued liabilities	—	—	$406
Interest income included in receivables	—	—	$122
Warrant issuance	$6,463	—	—
Net assets acquired in business combination	$3,359	—	—
Shares issued for acquisition	$14,938	—	—

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
1.   BASIS OF PRESENTATION
The Company
Galaxy Digital Holdings LP (“GDH LP” and, together with its consolidated subsidiaries, the “Company” or “Galaxy”) is a Cayman Islands exempted limited partnership formed on May 11, 2018. The Company’s principal address is 300 Vesey Street, New York, New York, 10282.
GDH LP, an operating partnership, is managed by the board of managers and officers of its general partner, Galaxy Digital Holdings GP LLC (“GDH GP” or the “General Partner”). Galaxy Digital Holdings Ltd. (“GDH Ltd.”) previously acquired a minority investment in the Company and, effective July 6, 2020, has an active public listing on the Toronto Stock Exchange (“TSX”) under the ticker “GLXY”. GDH Ltd. was previously listed on the TSX Venture Exchange (“TSX-V”) under the same ticker commencing August 1, 2018.
Galaxy is a technology-driven diversified financial services and investment management firm that provides institutions with a full suite of scaled financial solutions spanning the digital assets ecosystem. Galaxy’s mission is to institutionalize the cryptoeconomy and promote the growth and adoption of the technology and services that support the digital assets and cryptocurrency sector. The Company capitalizes on market opportunities made possible by the rapid evolution of the digital asset ecosystem. The Company operates in the following reportable segments: trading, asset management, investment banking, mining and principal investments.
Galaxy Digital LP, a wholly-owned subsidiary of GDH LP, is a limited partnership formed under the laws of the Cayman Islands on November 30, 2017 (“Galaxy LP”). Galaxy LP’s trading business commenced operations on December 6, 2017. On January 9, 2018 (the “Date of Contribution”), the initial limited partner, Galaxy Group Investments LLC (“GGI”), which is controlled by the Chief Executive Officer of the General Partner, contributed approximately $302 million of assets to Galaxy LP. See Note 19 for more information.
On February 14, 2018, a definitive arrangement agreement was entered into between Galaxy LP, First Coin Capital Corp. (“First Coin”) and Bradmer Pharmaceuticals Inc. (“Bradmer”), in respect of a proposed transaction which was to be completed by way of a plan of arrangement under the provisions of the Business Corporations Act (Ontario). Bradmer represented a shell corporation used to execute the arrangement. In connection with this agreement, Galaxy LP and First Coin combined to form GDH LP, an operating partnership that would be managed by the board of managers and officers of Galaxy Digital GP LLC, its general partner, who were also the principals of Galaxy LP. Bradmer would acquire and hold a minority investment in the operating partnership, and, upon completion of the arrangement, would change its name to Galaxy Digital Holdings Ltd. and resume an active public listing on the TSX-V. See Note 17 for more information.
General Partner
GDH GP is a limited liability company incorporated under the laws of the Cayman Islands on July 26, 2018 and serves as the general partner of GDH LP. The sole LLC member of the General Partner is GGI and the General Partner has a Board of Managers. On July 31, 2018, GDH LP, GDH GP, GDH Ltd. and GDH Intermediate LLC (a wholly-owned subsidiary of GDH Ltd. established as a tax-efficient blocker corporation or similar entity for U.S. Federal tax purposes) entered into a second amended and restated limited partnership agreement (as amended from time to time, the “LPA”). GDH LP is a Cayman exempted limited partnership which is treated as a partnership for U.S. Federal tax purposes. GDH GP is a Cayman limited liability company which is disregarded as an entity separate from its owner, GGI. GDH Ltd. is a Cayman company limited by shares which is treated as a corporation for U.S. Federal tax purposes. GDH Intermediate LLC, a wholly-owned subsidiary of GDH Ltd., is a Delaware limited liability company which is treated as a corporation for U.S. federal tax purposes and functions as a tax-efficient blocker corporation or similar entity for U.S. Federal tax purposes.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
Basis of Presentation
The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of GDH LP, its wholly-owned subsidiaries and all entities in which it holds a controlling financial interest. Noncontrolling interests (“NCI”) on the Company’s consolidated statements of financial position represents the portion of consolidated sponsored investment funds in which the Company does not have 100% equity ownership. All intercompany balances and transactions have been eliminated.
2.   SIGNIFICANT ACCOUNTING POLICIES
The following accounting policies have been consistently applied to all periods presented in these consolidated financial statements, unless otherwise indicated.
Consolidation
The Company consolidates entities in which it has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity (“VIE”).
Voting Interest Entities
Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable the entity to finance its activities independently and (ii) the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. If the Company has a majority voting interest in a voting interest entity, the entity is consolidated.
Variable Interest Entities
A VIE is an entity that lacks one or more of the characteristics of a voting interest entity. The Company has a controlling financial interest in a VIE when the Company has a variable interest or interests that provide it with (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. See Note 16 for further information about VIEs.
Noncontrolling Interests
The Company reports NCI as equity, separate from the parent’s equity, on the consolidated statements of financial position. The Company’s consolidated statements of operations include the income (loss) attributable to noncontrolling interest holders of the Company’s consolidated sponsored investment funds. In the normal course of business, the Company is the general partner and manager of sponsored investment funds that are often VIEs. These sponsored investment funds are consolidated when the Company has a controlling financial interest. Accordingly, the Company records noncontrolling interests for the limited partners of the sponsored investment funds. In the Company’s statements of operations, the Company eliminates any management fees received or accrued from consolidated VIEs as they are considered intercompany transactions. The Company recognizes 100% of the consolidated VIE’s income (loss) and allocates the portion of that income (loss) attributable to third party ownership to noncontrolling interests in arriving at Net income attributable to unit holders of the Company. See Note 16 for further information.
In the Consolidated Statements of Operations, for any consolidated VIE sponsored investment funds, the Company eliminates any management fees or performance fee allocations received or accrued as they are considered intercompany transactions. The Company fully recognizes the consolidated VIE’s investment

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
income (loss) and allocates the portion of that income (loss) attributable to third party ownership to noncontrolling interests in arriving at Net income attributed to unit holders of the Company. Valuation changes associated with investments held at fair value by these consolidated sponsored investment funds are reflected in Net gain/(loss) on digital assets and are partially offset in net income/(loss) attributable to noncontrolling interests for the portion not attributable to the Company. See Note 16 for further information regarding the consolidated sponsored investment funds.
Use of Estimates
The preparation of the Company’s consolidated financial statements, in conformity with U.S. GAAP, requires management to make certain estimates and assumptions about future events that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable.
Significant estimates and assumptions include: the impairment of digital assets, digital assets on loan, assets posted as collateral and goodwill, fair value of investments, fair value of equity based awards issued, the fair value of assets acquired and liabilities assumed in business combinations, and the fair value of derivatives.
Actual results and outcomes may differ from management’s estimates and assumptions due to risks and uncertainties. To the extent that there are material differences between these estimates and actual results, the Company’s consolidated financial statements will be affected. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable; the result of which forms the basis for making judgments about the carrying values of assets and liabilities, as well as reported amounts of revenues and expenses during the reported periods.
Revenue Recognition
The Company recognizes revenue from digital assets sales, advisory services and investment management services, when the performance obligations related to those services are satisfied. The Company presents Digital assets sales revenue and corresponding Digital assets sales cost on a gross basis, when such digital assets are not considered financial instruments and are accounted for as indefinite-lived intangible assets, consistent with the revenue standard. The Company acts as a principal (vs. agent) in these transactions, which requires gross treatment for revenue and for corresponding costs. As a principal, the Company has control over the digital asset before it is transferred to the customer.
Sale of digital assets that qualify as financial instruments recognize income on a net basis, as such income is earned. The Company presents Net gain/(loss) on digital assets, Net gain/(loss) on investments and Net gain/(loss) on derivatives trading as these revenue streams are not within the scope of the revenue standard. See Notes 4 and 8 for information on gains and losses related to these activities of the Company.
The Company evaluates each new digital asset to determine whether it is within the scope of the applicable accounting guidance as a financial instrument or an indefinite-lived intangible asset. This classification dictates the corresponding revenue recognition discussed herein. Additionally, certain digital assets which the Company holds within consolidated entities for which specialized investment company accounting applies, are marked to fair value with the corresponding Net gain/(loss) presented in the consolidated statements of operations.
Digital Assets Sales
The Company considers a counterparty in digital asset sale transactions to be its customer. When the Company sells a digital asset that was accounted for as an indefinite-lived intangible asset, the Company has a single performance obligation, which is satisfied at a point in time when control of the digital asset sold has transferred. Revenue is recognized on a gross basis because the Company acts as a principal in these

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
transactions because it has control of the digital asset before the digital asset is transferred to the customer. The corresponding cost of the digital asset sold is recorded within Digital assets sales cost.
Advisory and Management Fees
The Company receives investment management fees for providing investment management services. Investment management fees are recorded within Advisory and management fees on the Company’s consolidated statements of operations.
The Company’s investment management contracts with customers contain a base management fee and sometimes include a performance fee component. These contracts have a single performance obligation that is satisfied over time. Base management fees are recorded based on the amount of assets under management, at the contractually stated rate. Performance fees are recorded when the performance target is met and a significant reversal of such fees is not probable.
The Company receives investment banking fees for providing advisory services to customers that arise from transactions in the digital assets sector. Investment banking fees are recorded within Advisory and management fees. The Company’s investment banking contracts with customers have a single performance obligation that is satisfied at a point in time. Fees are recognized as revenue at the point in time when the underlying transaction has been completed.
Cash and Cash Equivalents
Cash and cash equivalents may include cash on hand, demand deposits and short-term highly liquid investments that are readily convertible into known amounts of cash, with maturities of three months or less when acquired. As of December 31, 2020 and 2019 the Company did not classify any balances as cash equivalents.
Digital Assets
Accounting for digital assets depends on the nature of the asset and how the asset is held. The Company accounts for digital assets in the following ways:
•
Intangible assets recorded at cost less applicable impairment charge. These assets are held in consolidated subsidiaries which do not qualify as investment companies.

•
Financial assets recorded at fair value, for which the Company has elected to apply the fair value option (“FVO”). These assets are primarily stablecoins that are settled in United States dollars (“USD”) and are held in consolidated subsidiaries which do not qualify as investment companies.

•
Intangible assets recorded at fair value with changes in fair value recorded in Net gain/(loss) on digital assets within the Company’s consolidated statement of operations. These assets are held in consolidated sponsored investment funds that qualify as investment companies and for which all the consolidated assets and liabilities retain the fair value accounting.

•
Intangible assets and financial assets that have been placed with certain exchanges and market centers in order to satisfy margin limits and for which the underlying digital assets have not met the derecognition criteria and accordingly are recorded on the Company’s consolidated statements of financial position.

Digital assets held by the Company are accounted for as intangible assets or financial assets (“stablecoins”), depending on whether they provide a contractual right to cash. The digital assets that do not provide a contractual right to cash are accounted for as intangible assets with indefinite useful lives, and are initially measured at cost. Digital assets accounted for as intangible assets are not amortized, but assessed for impairment. Impairment exists when the carrying amount exceeds its fair value. Impairment losses are recognized as Impairment of digital assets on the Company’s consolidated statements of operations, in the period in which the impairment is identified. The Company tests for impairment on a daily basis

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
and assign costs to transactions on a first-in, first-out basis, depending on whether the assets are held by the Company in its high-frequency trading business (Blue Fire) or in other subsidiaries.
Stablecoins represent a type of digital asset that provides the holder a contractual right to cash (i.e., fiat currency). The Company uses stablecoins to post risk margin collateral and to settle trades on certain exchanges and market centers that do not accept cash collateral. The Company holds stablecoins that are primarily indexed to USD and are redeemable on demand. Stablecoins are carried at fair value on the Company’s consolidated statements of financial position. Stablecoins are accounted for using the fair value option. Stablecoins do not materially fluctuate in value, with differences recorded in Net gain/(loss) on digital assets.
Digital assets held by subsidiaries that meet the definition of an investment company, primarily the Company’s sponsored investment funds, are measured at fair value each period, with changes in fair value recorded as Net gain/(loss) on digital assets on the Company’s consolidated statements of operations. As all changes in the fair value are reported in earnings as they occur, the sale of a digital asset does not necessarily give rise to a gain or loss. Fair value is measured utilizing a third-party service provider.
The Company places digital assets with exchanges and market centers, to satisfy risk margin requirements from open trading positions. The initial and subsequent measurement of these digital assets are accounted for in a similar manner as other intangible assets and financial assets, not placed in such exchanges and market centers, because the derecognition criteria for these assets is not satisfied.
Digital Assets Receivable
The Company invests in companies or start-up blockchain projects in exchange for a right to receive digital assets (tokens) generated by the project at a future date. The associated digital assets are generated and become available for trading on digital asset exchanges following the completion of the project (referred to as the “launch” of the project, or Initial Coin Offering), at which time the Company is entitled to receive a predefined number of tokens. These tokens are distributed to us over time, according to an agreed-upon release schedule. The investments in these projects are initially recorded at cost, as Investments, in the consolidated statements of financial position. After the project launches, but prior to receiving the tokens, the Company records Digital assets receivable, in the consolidated statements of financial position. When our right to receive digital assets at a future date meets the definition of a derivative instrument, we record changes in the fair value of the Digital assets receivable in our consolidated statements of operations. Digital assets not expected to be received within a year are classified as non-current. Upon receipt of the digital asset, the Company reclassifies this asset from Digital assets receivable to Digital assets in the consolidated statements of financial position.
Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit” price) in an orderly transaction between market participants at the measurement date.
Fair value is a market-based measure considered from the perspective of a market participant. When market assumptions are not readily available, assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.
In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value, which requires the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, that were developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect assumptions the Company believes other market participants would use in pricing the asset or liability that are developed based on the best information available in the circumstances. The fair value hierarchy is broken down into three levels based on the observability of inputs as follows, with Level 1 being the highest and Level 3 being the lowest level:
•
Level 1:   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
•
Level 2:   Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•
Level 3:   Inputs that are unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

The Company values Level 1 and Level 2 investments of the fair value hierarchy using quoted market prices or alternative pricing sources and models utilizing market observable inputs. The Company utilizes several unobservable pricing inputs and assumptions in determining the fair value of its Level 3 investments. These unobservable pricing inputs and assumptions may differ by investment and in the application of valuation methodologies. The Company’s reported fair value estimates could vary materially if there are different unobservable pricing inputs and other assumptions; or, for applicable investments, if the Company only used a single valuation methodology instead of assigning a weighting to different methodologies. Key unobservable inputs that have a significant impact on the Company’s Level 3 investment valuations are described in Note 9.
Investments in investment funds (both sponsored funds and 3rd party funds) are valued based on Net Asset Value (“NAV”), which is used as a practical expedient to measure the fair value.
In some instances the Company records investments at the lower of cost or most recent round of funding.
Equity-Method Investments
When the Company does not have a controlling financial interest in an entity but can exert significant influence over the entity’s operating and financial policies, the investment may be accounted for either (i) under the equity method of accounting or (ii) at fair value by electing the fair value option. The Company has elected the fair value option for equity-method investments.
Lease Accounting
The Company leases real estate for use in its business operations. The Company determines if an arrangement is, or contains, a lease at contract inception. The Company determines a lease exists when it has the right to control the use of an identified asset for a period of time. Operating leases are included in the Right-of-use assets and Lease liability in the Company’s consolidated statements of financial position. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and Lease liability represents the Company’s obligation to make lease payments arising from the lease. Operating lease right of use assets and liabilities are recognized at commencement date based on the present value of future minimum lease payments over the lease term. Most leases do not provide an implicit rate; the Company uses its estimated incremental borrowing rate. The operating lease right of use assets also include any lease payments made before commencement and exclude lease incentives. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that those options will be exercised. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company made the policy election to account for lease payments on short-term leases on a straight-line basis over the lease term and not recognize these leases on the Company’s consolidated statements of financial position as the alternative presentation would not be meaningful to the user due to immateriality.
Property and Equipment
Property and equipment is recorded at cost less accumulated depreciation and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation and, where applicable, the initial estimation of any asset retirement obligation. The purchase price or construction cost is the aggregate amount paid and the fair value

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
of any other consideration given to acquire the asset. Depreciation is recognized in General and administrative expenses on the Company’s consolidated statements of operations on a straight-line basis over the following estimated useful lives:
• Furniture and fixtures	10 years
• Office equipment	6 years
• Computer equipment	5 years
• Leasehold improvements	straight line over the shorter of the lease term or life of the asset
Any item of equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on the derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in Net income/(loss) in the period the asset is derecognized. The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted if necessary.
Goodwill and Other Intangible Assets
Goodwill
The Company tests goodwill for impairment on an annual basis in the third quarter and at other times, if a significant event or change in circumstances exists. The Company tests goodwill for impairment at the reporting unit level, which is at the level of, or one level below, its business segments. For both the annual and interim tests, the Company has the option to either (i) perform a quantitative impairment test or (ii) first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, in which case the quantitative test would be performed. The quantitative goodwill test compares the estimated fair value of each reporting unit with its estimated net book value (including goodwill and identifiable intangible assets). If the reporting unit’s estimated fair value exceeds its estimated net book value, goodwill is not impaired. An impairment is recognized if the estimated fair value of a reporting unit is less than its estimated net book value. As of December 31, 2020, there were no reporting units with goodwill at-risk for impairment. The Company will continue to monitor its goodwill for possible impairment.
Intangible Assets—Definite Lived
Intangible assets with a definite useful life are amortized over their estimated useful lives on a straight-line basis. Each period, the Company evaluates the estimated remaining useful life of its intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization.
Intangible Assets—Indefinite Lived
Intangible assets assessed as having indefinite lives are not amortized but are assessed for indicators that the useful life is no longer indefinite or for indicators of impairment each period. Digital assets are accounted for as Digital assets held and are not amortized but assessed for impairment daily.
Investments
Investments consist of common stock, convertible notes, limited partnership and limited liability company interests, pre-network launches (also known as pre-initial coin offering), preferred stock, trust shares and warrants. Pre-network launch investments are contributions made to companies or start-up blockchain projects, typically documented via a Simple Agreement for Future Tokens (“SAFT”) that entitles the holder to receive digital assets at a future date once the related company or project has completed its token launch. Investments denominated in currencies other than the entity’s functional currency are valued based on the spot rate of the respective currency at the end of the reporting period with changes related to

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
exchange rate movements reflected in the Company’s consolidated statements of operations. See Notes 7, 8 and 9 for further information on investments.
Fair Value Option
The Company has elected the fair value option for certain eligible instruments. Such election is irrevocable and is applied on an investment by investment or borrowing by borrowing basis at initial recognition. The primary reason for electing the fair value option was to reflect economic events in earnings on a timely basis.
Certain financial assets accounted for at fair value or the measurement alternative to fair value for nonmarketable securities under the fair value option include:
•
Common Stock Investments

•
Limited Partnership / Limited Liability Company interest investments

•
Trust Units / Trust Shares

•
Preferred Shares

•
Stablecoins

These financial assets for which the fair value option has been elected are valued consistent with the methodology applied to the other investments held by the Company. Changes in value are recognized in Net gain/(loss) on investments, in the Company’s consolidated statements of operations. Stablecoins do not materially fluctuate in value, with differences recorded in Net gain/(loss) on digital assets.
Digital Assets on Loan and Borrowed
In the ordinary course of business, the Company enters into agreements to borrow from and lend digital assets to counterparties. See Note 5 for information on the Company’s accounting policies for digital assets on loan and borrowed.
Loans receivable, fiat
Loans receivable, fiat are U.S. dollar margin loans to digital asset owners. The loans are collateralized by the borrower’s digital assets held in escrow. Loans are reported at their outstanding principal balances less any allowance for credit loss, if applicable. Interest income is recognized when earned and is recorded within Other (expense)/income, net on the Company’s consolidated statements of operations.
Loans accounted for at amortized cost are placed on nonaccrual status when it is probable that the Company will not collect all principal and interest due under the contractual terms, regardless of the delinquency status or if a loan is past due for 90 days or more, unless the loan is both well collateralized or has begun reperforming. At that time, all accrued but uncollected interest is reversed against interest income and interest subsequently collected is recognized on a cash basis to the extent the loan balance is deemed collectible. Otherwise, all cash received is used to reduce the outstanding loan balance. A loan is considered past due when a principal or interest payment has not been made according to its contractual terms. The allowance for credit losses on Loans receivable under the current expected credit loss (“CECL”) model reflects management’s estimate of credit losses over the remaining expected life of the loans and also considers forecasts of future economic conditions. Bad debt expense is included in the General and administrative expense on the consolidated statements of operations.
Derivative assets and liabilities
Derivatives derive their value from underlying asset prices, other inputs or a combination of these factors. As a result of the Company entering into transactions to borrow digital assets, or to sell digital assets short, an embedded derivative is recognized relating to the differences between the fair value of the

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
amount borrowed, which is recognized on the borrowing effective date, and the fair value of the amount that will ultimately be repaid, based on changes in the spot price of the digital asset over the term of the borrowing. This embedded derivative is accounted for as a forward contract to exchange at maturity the fixed amount of the digital asset to be repaid. The embedded derivative and borrowed amount are combined for presentation on the Company’s consolidated statement of financial position.
In addition, in the normal course of business, the Company buys and sells derivative contracts to facilitate trades for its customers or for its own account, shown in Derivative assets and Derivative liabilities on the consolidated statements of financial position. The following describes the most frequently used derivatives by the Company:
•
Digital currency futures—a digital currency future is an exchange traded contract which represents a legal agreement to either buy or sell the digital currency at a specified time in the future. Depending on contract specifications, the contract can be settled either in cash, or by physical delivery.

•
Index futures—an index future is an exchange traded contract which represents a legal agreement to either buy or sell a financial index at a specified date in the future. Index futures are settled in cash.

•
Digital currency swaps—a digital currency swap is an exchange traded perpetual contract which represents a legal agreement to either buy or sell a referenced digital currency at a premium or discount. Depending on exchanges, swaps can be settled either in the referenced digital currency, a stablecoin (such as USDC or USDT) or cash.

•
Digital currency options—a digital currency option is an over-the-counter (“OTC”) or exchange traded contract, which gives the holder the right, but not the obligation, to either buy or sell a referenced digital currency at a predetermined price at a specified time in the future. Options can be settled in either cash, stablecoin or by physical delivery.

Equity-based Compensation
The Company’s equity-based compensation includes grants of equity options, restricted stock and compensatory Class B Units to employees, officers, consultants and non-employee directors. The Company measures compensation expense for all awards based on the estimated fair value of the award on the date of grant. The fair value of awards is based on the price of the publicly traded company shares of GDH Ltd. Equity-based compensation is accrued and charged to operations, with an offsetting credit to Unitholders’ capital, over the respective vesting periods.
The fair value of each equity option granted to employees is estimated using the Black-Scholes option-pricing model. Equity options granted to nonemployees are measured at grant-date fair value of the equity instruments that the Company is obligated to issue when the service has been rendered. For restricted stock and standard Class B Units, the grant date fair value is based on the closing market price of publicly traded shares on the date of grant. The fair value of the Profit Interest Class B Units was estimated using the probability-weighted expected return method at the end of each period.
The Company accounts for forfeitures as they occur. Stock-based compensation for time-based awards is recognized on a straight-line basis over the requisite vesting period. Stock-based compensation expense for performance-based awards is recognized on an accelerated basis over the requisite vesting period when it is considered probable that the performance vesting condition will be satisfied. See Note 18 for further information regarding stock-based compensation expense and the assumptions used in estimating that expense.
Recently Adopted Accounting Pronouncements
Current Expected Credit Losses
In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
Losses on Financial Instruments (“ASU 2016-13”), which amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model (“CECL”). Under CECL, the allowance for losses for financial assets that are measured at amortized cost reflects management’s estimate of credit losses over the remaining expected life of the financial assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses for the period, would be recognized in earnings, and adoption of the ASU will generally result in earlier recognition of credit losses. Expected credit losses will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount, and credit losses will be generally recognized earlier than under previous U.S. GAAP. The Company adopted this ASU as of January 1, 2020 using the modified retrospective method of adoption. The ASU impacts only those financial instruments that are carried by the Company at amortized cost. The adoption of this ASU did not have a material impact to the Company’s consolidated financial statements and related disclosures.
Leases
In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842), codified as Accounting Standards Codification Topic 842 (“ASC 842“). ASC 842 requires that, for leases longer than one year, a lessee recognize in the statements of financial position a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. It also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the Company’s consolidated statements of operations, while for operating leases, such amounts should be recognized as a combined expense. It also requires that for qualifying sale-leaseback transactions the seller recognize any gain or loss (based on the estimated fair value of the asset at the time of sale) when control of the asset is transferred instead of amortizing it over the lease period. In addition, this ASU requires expanded disclosures about the nature and terms of lease agreements.
The amendments in this update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, for public business entities. The Company adopted ASC 842 on January 1, 2019 using the modified retrospective approach, electing to apply the requirements prospectively. Upon adoption, the Company elected to not reassess the lease classification or initial direct costs of existing leases and to not reassess whether existing contracts contain a lease. In addition, the Company has elected to account for each contract’s lease and non-lease components as a single lease component. Upon adoption, the Company recognized $4.4 million in Operating lease right-of-use assets and $4.6 million in Noncurrent operating lease liabilities as well as a decrease of $0.4 million in deferred rent presented in Accounts payable and accrued liabilities.
Statement of Cash Flows
On August 26, 2016, the FASB issued Accounting Standards Update No. 2016-15, Statement of Cash Flows (Topic 230),Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). These amendments provide cash flow statement classification guidance for: (1) Debt Prepayment or Debt Extinguishment Costs, (2) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing, (3) Contingent Consideration Payments Made after a Business Combination, (4) Proceeds from the Settlement of Insurance Claims, (5) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned Life Insurance Policies, (6) Distributions Received from Equity Method Investees, (7) Beneficial Interests in Securitization Transactions and (8) Separately Identifiable Cash Flows and Application of the Predominance Principle. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company adopted the amendment

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
as of January 1, 2018. Adoption of the guidance did not have a material impact on the Company’s consolidated statements of cash flows.
Goodwill Impairment
In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, this ASU eliminated Step 2 from the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Instead, under this ASU, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. This ASU also eliminated the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. This ASU is effective for public entities in fiscal years beginning after December 15, 2019. The Company adopted the amendment as of January 1, 2020.
Derivatives and Hedging
On August 28, 2017, the FASB issued Accounting Standards Update No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities (“ASU 2017-12”). ASU 2017-12 expands component and fair value hedging, specifies the presentation of the effects of hedging instruments, eliminates the separate measurement and presentation of hedge in effectiveness, and updates disclosure requirements related to hedging. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The Company adopted the amendment as of January 1, 2020. Adoption of the guidance did not have a material impact on the Company’s consolidated financial statements as the Company had not yet undertaken any hedging activities at the date of adoption.
Fair Value Measurement
On August 27, 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2018-13, FairValue Measurement (Topic 820), Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). The guidance eliminates, adds and modifies certain disclosure requirements for fair value measurements. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company adopted the amendment as of January 1, 2020. Adoption of the guidance did not have a material impact on the Company’s consolidated financial statements and disclosures.
Nonemployee Stock Compensation
On November 11, 2019, the FASB issued Accounting Standards Update No. 2019-08, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Codification Improvements—Share-Based Consideration Payable to a Customer (“ASU 2019-08”), that simplifies and increases comparability of accounting for nonemployee share-based payments, specifically those made to customers. The new guidance requires companies to measure and classify (on the statements of financial position) share-based payments to customers by applying the guidance in Topic 718. As a result, the amount recorded as a reduction in revenue would be measured based on the grant-date fair value of the share-based payment. For entities that have not yet adopted the amendments in Update 2018-07, the amendments

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
in this Update are effective for public business entities in fiscal years beginning after December 15, 2019. The Company adopted the amendment as of January 1, 2020. Adoption of the guidance did not have a material impact on the Company’s consolidated financial statements and disclosures.
Recently Issued Accounting Pronouncements Not Yet Adopted
ASU 2020-06
On August 5, 2020, the FASB issued ASU No. 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”). ASU 2020-06 simplifies accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity, by removing certain separation models that require the separation of a convertible debt instrument into a debt component and an equity or derivative component. ASU 2020-06 removes from U.S. GAAP the separation models for (1) convertible debt with a cash conversion feature and (2) convertible instruments with a beneficial conversion feature. After adoption of ASU 2020-06 entities will not separately present in equity an embedded conversion feature in such debt. Instead entities will account for a convertible debt instrument wholly as debt, and for convertible preferred stock wholly as preferred stock (i.e., as a single unit of account), unless (1) a convertible instrument contains features that require bifurcation as a derivative under ASC 815 or (2) a convertible instrument was issued at a substantial premium. ASU 2020-06 also expands disclosure requirements for convertible instruments and simplifies areas of the guidance for diluted earnings-per-share calculations that are impacted by the amendments. Under ASU 2020-06, entities must apply the more dilutive of the if-converted method and the two-class method to all convertible instruments; the treasury stock method is no longer available. ASU 2020-06 eliminates an entity’s ability to overcome the presumption of share settlement, and as a result, the issuers of convertible debt that may be settled in any combination of cash or stock at the issuer’s option, must use the more dilutive among the if-converted method and the two class method in computing diluted net income per share, which is typically more dilutive than the net share settlement under the treasury stock method.
ASU 2020-06 is effective for interim and annual periods beginning after December 15, 2021, early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company intends to early adopt ASU 2020-06 on January 1, 2021.
3.   BUSINESS COMBINATIONS
Blue Fire Capital
BF Holdings I, LLC (“Blue Fire”) is a Delaware limited liability company that was established in 2007 and operates as a Chicago-based proprietary trading firm specializing in providing two-sided liquidity for futures markets and digital assets.
On November 12, 2020, GDH Ltd. legally acquired 100% ownership in Blue Fire by contributing 2,317,888 GDH Ltd. shares and cash of approximately $7.5 million. Contemplated within the Blue Fire merger agreement and in reliance on the above merger step, immediately after acquiring its ownership interest in Blue Fire, GDH Ltd was obligated, pursuant to the merger agreement, to contribute its ownership interest to GDH LP in exchange for equity of GDH LP in the same amount of consideration that GDH Ltd transferred to Blue Fire. Consequently, the effective result of the merger agreement was GDH LP contributing equity in exchange for 100% of the ownership interest in Blue Fire in order to expand its trading business.
As of November 12, 2020, Blue Fire was identified as the accounting acquiree under ASC 805, whereas GDH LP was identified as the accounting acquirer as the transaction was contemplated and initiated by GDH LP for the benefit of the Company. The acquisition of Blue Fire was accounted for using the acquisition

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
method. The consideration transferred was measured at fair value, which was calculated as the fair value of cash and equity interests issued by GDH Ltd. in exchange for the net identifiable assets of Blue Fire on November 12, 2020.
(in thousands)
Fair value of consideration transferred
Ordinary Shares(1)	$9,433
Cash	7,489
$16,922
Less: Identifiable net assets acquired, at fair value
Assets:
Cash	$4,223
Accounts receivable	151
Digital assets	111,833
Capitalized software and other intangible assets	2,406
Goodwill	7,123
125,736
Liabilities:
Accounts payable	983
Digital assets borrowed	107,831
$16,922

(1)
The fair value was based on the closing share price of GDH Ltd. of $4.07 on November 12, 2020 (the date of the acquisition which represents the date the acquirer obtained control of the acquiree).

Goodwill and Intangible Asset
At the date of acquisition, the Company recorded $7.1 million of goodwill and considered Blue Fire as a separate reporting unit. Goodwill represented the future economic benefit arising from other assets acquired that could not be individually identified and separately recognized. Goodwill was attributed to the expected synergies from combining operations with GDH LP and the expected future cash flows of the business.
As of December 31, 2020, the Company performed an impairment test using a one-step approach and determined the goodwill was not impaired.
The Company recorded an intangible asset of $2.4 million which represents the proprietary software technology that Blue Fire built. The valuation of the intangible asset was based on the estimated cost based on the effort required to replicate the software technology. The intangible asset is amortized over its estimated useful life of 2 years.
Other
The amounts of revenue and net income (loss) of Blue Fire since the acquisition date included in the Company’s consolidated statements of operations for the year ended December 31, 2020 were $5.3 billion and ($2.4 million) respectively.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
Unaudited Supplemental Pro Forma Information
Had the acquisition of Blue Fire been completed as of the beginning of 2019, the Company’s pro forma results of operations for 2020 and 2019 would have been as follows:
	For the years ended
(in thousands)	December 31, 2020	December 31, 2019
Revenue	$28,974,870	$7,215,155
Net income attributable to Galaxy	$444,559	$21,867
The historical consolidated financial information of the Company and Blue Fire has been adjusted in the pro forma information to give effect to pro forma events that are directly attributable to the acquisition are expected to have a continuing impact on the Company and are factually supportable.
Tax effects related to pro forma adjustments were immaterial for the years ended December 31, 2019 and 2020.These pro forma results of operations have been prepared for comparative purposes only, and they do not purport to be indicative of the results of operations that would have resulted had the acquisition of Blue Fire occurred as of the beginning of 2019, or that may result in the future.
Drawbridge Lending, LLC
Drawbridge Lending, LLC (“Drawbridge”) is a Delaware limited liability company that was established in March 2018 and operates as a Chicago-based Commodity Futures Trading Commission (“CFTC”) regulated Commodity Trading Advisor and Commodity Pool Operator. Drawbridge provides hedged financial products to eligible contract participants through its platform. Its flagship product is a digital asset-backed fiat loan with no margin call and an option hedge overlay.
On November 12, 2020, GDH Ltd legally acquired 100% ownership in Drawbridge by contributing 1,507,473 GDH Ltd. shares and cash of approximately $0.3 million. Contemplated within the Drawbridge merger agreement and in reliance on the above merger step, immediately after acquiring its ownership interest in Drawbridge, GDH Ltd was obligated, pursuant to the merger agreement, to contribute its ownership interest to GDH LP in exchange for equity of GDH LP in the same amount of consideration that GDH Ltd transferred to Drawbridge. Consequently, the effective result of the merger agreement was GDH LP contributing equity in exchange for 100% of the ownership interest in Drawbridge in order to expand its trading business.
As of November 12, 2020, Drawbridge met the definition of a business under ASC 805 Business Combinations, and was identified as the accounting acquiree, whereas GDH LP was identified as the accounting acquirer as the transaction was contemplated and initiated by GDH LP for the benefit of the Company. The acquisition of Drawbridge was accounted for using the acquisition method. The consideration transferred was measured at fair value, which was calculated as the fair value of cash and equity interests issued by GDH Ltd. in exchange for the net identifiable assets of Drawbridge on November 12, 2020.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
(in thousands)
Fair value of consideration transferred
Ordinary Shares(1)(2)	$6,135
Cash	273
$6,408
Less: Identifiable net assets acquired, at fair value
Assets:
Cash	234
Accounts receivable	141
Digital assets	28
Prepaid expenses and other assets	101
Goodwill	8,392
8,896
Liabilities:
Accounts payable and accrued liabilities	488
Promissory note	2,000
$6,408

(1)
The fair value was based on the closing share price of GDH Ltd. of approximately $4.07 on November 12, 2020 (the date of the acquisition which represents the date the acquirer obtained control of the acquiree).

(2)
Of the 1,507,473 ordinary shares, 1,352,583 were issued (including 387,232 held in escrow) and the remainder was held back. The shares held in escrow will be released 33% on each of the 6-month, 12-month and 18-month anniversaries for non-employees of Drawbridge and 33% on each of the 12-month, 18-month and 24-month anniversaries for employees of Drawbridge. The value attributed to the shares held back was $0.6 million and is included in Accounts payable and accrued liabilities and will be reclassified to Unitholders’ capital on issuance.

Goodwill
At the date of acquisition, the Company recorded $8.4 million of goodwill and considered Drawbridge as a separate reporting unit. Goodwill represented the future economic benefit arising from other assets acquired that could not be individually identified and separately recognized. Goodwill was attributed to the expected synergies from combining operations with GDH LP, including the ability to drive growth in the Company’s lending business and the expected future cash flows of the business.
Other
The amounts of revenue and net income/(loss) of Drawbridge since the acquisition date included in the consolidated statements of operations for the year ended December 31, 2020 were approximately $0.3 million and ($0.1 million), respectively. The revenue and net income/(loss) of the Company for the year ended December 31, 2020, if the acquisition date had been as of January 1, 2020, was not significantly different from the amount reported in the Company’s consolidated statements of operations. The revenue and net income/(loss) of the Company for the year ended December 31, 2019, if the acquisition date had been as of January 1, 2019 or January 1, 2018, is not significantly different from the amount reported in the Company’s consolidated statements of operations.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
First Coin
First Coin was a Vancouver-based technology company, incorporated under the British Columbia Corporation Act on September 14, 2017, that focused on advising, technology implementation and brokerage services for clients in connection with digital assets.
On July 31, 2018, Galaxy LP and First Coin completed a business combination by way of the approved plan of arrangement pursuant to which they combined to form GDH LP, an operating partnership of which Galaxy LP and First Coin became wholly owned subsidiaries. The primary reason for the acquisition was to acquire expertise in the pre-network launch business for digital assets.
GDH LP was the legal acquirer and acquired 100% of the issued share capital of First Coin through issuing 5,319,618 Class B Units, paying cash of $0.05 million to non-participating First Coin shareholders, and agreeing to exchange all outstanding share purchase options of First Coin for new equity options to acquire ordinary shares of GDH Ltd. The equity options, “First Coin Replacement Options”, had an agreed exchange ratio resulting in 155,035 new GDH Ltd. equity options being issued, having an exercise price of $4.64 Canadian Dollars, and were subject to a vesting schedule with expirations throughout November 2022 and January 2023.
First Coin was identified as the accounting acquiree, whereas the Galaxy LP was identified as the accounting acquirer. The acquisition of First Coin was accounted for using the acquisition method. The consideration transferred was measured at fair value, which was calculated as the fair value of cash and equity interests issued by GDH LP in exchange for the net identifiable assets of First Coin.
(in thousands)
Fair value of consideration transferred
Class B Units(1)	$6,432
First Coin Replacement Options(2)	207
Cash	47
$6,686
Less: Identifiable net assets acquired, at fair value
Assets:
Cash	$429
Digital assets	428
Accounts receivable	466
Property and equipment	29
Prepaid expenses and other assets	225
Goodwill	6,217
7,794
Liabilities:
Accounts payable and accrued liabilities	1,108
$6,686

(1)
Of the 5,319,618 Class B Units granted, 3,378,197 vested on the Arrangement date and the remaining 1,941,421 vest daily over an approximate 14-month or 26-month vesting period. The fair value of the Class B units vested on the transaction date has been included in the consideration and the fair value of the Class B Units unvested as at the transaction date will be included in equity based compensation over the vesting term (Note 19). The fair value was based on the 10-day volume weighted average share price of GDH Ltd. (approximately $1.90 per share) beginning August 1, 2018, the date of listing on the TSX-V.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
(2)
The fair value of the 155,035 First Coin Replacement Options measured at an average of $1.34 per option as of July 31, 2018 has been included in the consideration.

Other
The amounts of revenue and net income (loss) of First Coin since the acquisition date included in the Company’s consolidated statements of operations for the year ended December 31, 2018 were $0.2 million and ($2.1 million), respectively. The revenue and net income (loss) of the Company for the year ended December 31, 2018, if the acquisition date had been as of January 1, 2018, was not significantly different from the amount reported in the Company’s consolidated statements of operations.
Goodwill and subsequent impairment
At the date of acquisition, the Company recorded $6.2 million of goodwill. Goodwill represented the future economic benefit arising from other assets acquired that could not be individually identified and separately recognized. Goodwill was attributed to the expected synergies from combining operations with GDH LP and the expected future cash flows of the business.
At September 30, 2018, the Company performed an impairment test using a one-step approach and determined the goodwill was impaired. The impairment loss is the amount by which the reporting unit’s carrying amount exceeds its recoverable amount. The Company impaired the full amount of goodwill and recorded an expense of $6.2 million for the year ended December 31, 2018. Based on the regulatory framework and the opportunities it identified, the Company decided to reposition its advisory services business from focusing on small pre-network launch advisory and blockchain consulting to instead serve larger, more institutional clients in the space. As a result, the Company closed the First Coin office in Vancouver in November 2018. The Company did not expect to realize any of the benefits contemplated when the Arrangement was entered into in early 2018.
4.   DIGITAL ASSETS
The Company owns digital assets that vary in their design, rights and preferences. A number of the Company’s subsidiaries have investments in or perform activities related to digital assets. The Company’s digital assets are primarily purchased with the intent to resell in the near future, generating a profit from the fluctuations in prices. The Company engages in several trading strategies with respect to its digital assets, including a macro trading portfolio as well as market neutral trading strategies across a variety of digital assets and exchanges. In addition, certain of the Company’s digital assets are owned by consolidated subsidiaries that operate as investment companies and manage capital on behalf of third parties in exchange for management fees and performance-based compensation.
(in thousands)	December 31, 2020	December 31, 2019
Digital Assets Custodied	$168,373	$28,158
Digital Assets on Market Centers	289,710	18,758
Digital Assets at Fair Value (held by Investment Companies)	386,551	32,063
	$844,634	$78,979
Digital Assets Custodied and held on Market Centers
The Company has evaluated the nature of the digital assets and any stated rights and preferences and has determined that they should be classified as either intangible assets, with indefinite lives, subject to ASC 350, Intangibles—Goodwill and Other, or, where the digital asset represents a right to obtain cash, a financial asset.
Digital assets classified as indefinite-lived intangible assets are initially measured at cost, and are assessed for impairment on a daily basis. Impairment exists when the carrying amount exceeds its fair value,

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
which is measured using the quoted price of the digital asset at the time its fair value is being measured. Impairment expense is recognized as a cost of revenue in the consolidated statements of operations. When digital assets are sold and meet the appropriate derecognition criteria, the Company assigns costs to transactions on a first-in, first-out basis, separating its portfolio into two distinct pools depending on whether the assets are held by the Company in its high-frequency trading business (Blue Fire) or in other subsidiaries.
At December 31, 2020, and 2019, the Company held $450.3 million and $42.9 million, respectively, of digital assets classified as intangible assets. For the years ended December 31, 2020, 2019, and 2018, the Company recorded impairment losses of $551.9 million, $266.4 million, and $472.2 million, respectively. The entire impairment loss was recorded on digital assets held in the Trading segment.
The Company has elected to account for digital assets classified as financial assets using the fair value option. Accordingly, the Company will recognize any changes in the fair value in current period earnings on the consolidated statements of operations. At December 31, 2020, and 2019, the fair value of digital assets classified as financial assets was $7.8 million and $4.0 million, respectively. Realized and unrealized gains and losses for digital assets classified as financial assets and subject to the fair value option are recorded in the Trading segment.
Digital Assets Held in Investment Companies
Consolidated subsidiaries that apply the specialized guidance for investment companies in ASC 946, Financial Services—Investment Companies, record their investments (i.e., digital asset holdings) at fair value, with realized and unrealized gains and losses presented in Net gain/(loss) on digital assets. The Company’s realized gain or loss on a digital asset is calculated as the proceeds received from the sale of the digital asset less its assigned original cost. For the years ended December 31, 2020, 2019, and 2018, the Company recorded Realized gain/(losses) of $11.6 million, $0, and $0, respectively. Realized and unrealized gains and losses for digital assets held in the Company’s investment companies are recorded in the Asset Management segment. The realized gains/(losses) on digital assets held by the General Partner are recorded in the Principal Investments segment.
Digital Assets Rollforward
The following tables summarize the activity within our significant digital asset classes for the years ended December 31, 2020, 2019, and 2018, respectively:
Assets (in thousands)	Carrying Value as of December 31, 2019	Purchases	Sales	Net Transferred (Borrowed / Loaned)	Change in Carrying Value	Impairment	Carrying Value at December 31, 2020
Intangible assets(1)	$42,879	$9,247,345	$(9,286,237)	$248,060	$750,137	$551,859	$450,325
Digital Assets at Fair Value (held by Investment Companies)	32,063	147,501	(23,168)	—	230,155	—	386,551
Stablecoins	4,037	2,030,394	(2,026,673)	—	—	—	7,758
Total Digital Assets	$78,979	$11,425,240	$(11,336,078)	$248,060	$975,374	$551,859	$844,634

(1)
Net gain on digital assets includes net gains resulting from the return of Digital assets borrowed and Collateral payable. Digital assets borrowed and Collateral payable are held at fair value; the corresponding Digital assets and Digital assets on loan are tested for impairment on a daily basis and held at the lower of cost or lowest observable price. Upon derecognition when the assets are returned, the assets generally have a lower carrying value than the liabilities resulting in the recognition of a gain.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
Assets (in thousands)	Carrying Value as of December 31, 2018	Purchases	Sales	Net Transferred (Borrowed / Loaned)	Change in Carrying Value	Impairment	Carrying Value at December 31, 2019
Intangible assets(1)	$56,373	$2,318,363	$(2,376,419)	$(14,659)	$325,616	$(266,395)	$42,879
Digital Assets at Fair Value (held by Investment Companies)	6,991	33,296	(5,596)	—	(2,628)	—	32,063
Stablecoins	1,945	930,537	(928,445)	—	—	—	4,037
Total Digital Assets	$65,309	$3,282,196	$(3,310,460)	$(14,659)	$322,988	$(266,395)	$78,979

(1)
Net gain on digital assets includes net gains resulting from the return of Digital assets borrowed and Collateral payable. Digital assets borrowed and Collateral payable are comprised of the initial fair value of the liability plus the current fair value of the related embedded derivative; the corresponding Digital assets and Digital assets on loan are tested for impairment on a daily basis and held at the lower of cost or lowest observable fair value. Upon derecognition when the assets are returned, the assets generally have a lower carrying value than the liabilities resulting in the recognition of a gain.

Assets (in thousands)	Carrying Value as of December 31, 2017	Purchases	Sales	Net Transferred (Borrowed / Loaned)	Change in Carrying Value	Impairment	Carrying Value at December 31, 2018
Intangible assets(1)	$—	$1,940,630	$(1,712,942)	$—	$300,902	$(472,217)	$56,373
Digital Assets at Fair Value (held by Investment Companies)	—	21,645	(3,520)	—	(11,134)	—	6,991
Stablecoins	—	57,470	(55,525)	—	—	—	1,945
Total Digital Assets	$—	$2,019,745	$(1,771,987)	$—	$289,768	$(472,217)	$65,309

(1)
Net gain on digital assets includes net gains resulting from the return of Digital assets borrowed and Collateral payable. Digital assets borrowed and Collateral payable are comprised of the initial fair value of the liability plus the current fair value of the related embedded derivative; the corresponding Digital assets and Digital assets on loan are tested for impairment on a daily basis and held at the lower of cost or lowest observable fair value. Upon derecognition when the assets are returned, the assets generally have a lower carrying value than the liabilities resulting in the recognition of a gain.

The Company’s top 5 digital asset holdings as of the year ends presented are as follows:
(in thousands)	Year Ended December 31, 2020
Bitcoin	$773,202
Ethereum	54,350
Tether	7,759
Cardano	4,087
Zcash	3,331
Balance, end of year	$842,729

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
(in thousands)	Year Ended December 31, 2019
Bitcoin	$65,166
Tether	3,706
FTX Token	1,216
Wax	711
Bitcoin Cash	607
Balance, end of year	$71,406
(in thousands)	Year Ended December 31, 2018
Bitcoin	$32,639
Ethereum	9,762
EOS	4,516
Monero	2,526
Wax	2,357
Balance, end of year	$51,800
5.   DIGITAL ASSETS ON LOAN AND BORROWED
In the ordinary course of business, the Company enters into agreements to borrow and lend digital assets to counterparties. The Company may lend digital assets borrowed from counterparties or held in its own accounts. The Company earns a return through the difference between the fees the Company charges to borrowers and the fees the Company is charged by the Company’s lenders.
Digital Assets on Loan
Similar to the Company’s digital asset borrowings, the Company lends digital assets to counterparties which can be structured as fixed term loans, of less than one year, or loans with no prespecified maturity date, but are repayable at the option of the Company or the lender, without penalty or premium. For fixed term loans where the Company acts as the lender, the borrower may prepay the principal amount prior to maturity; however, the Company may not accelerate the repayment of the assets. Digital asset lent are not derecognized given that they do not meet the applicable derecognition criteria. However, the Company reclassifies such assets as “digital assets on loan” on its consolidated statements of financial position to indicate that such assets are subject to lending arrangements with the Company’s counterparties. Digital assets not derecognized are continued to be subsequently monitored for impairment or measured at fair value, for digital assets classified as intangible assets and financial assets subject to the fair value option, respectively.
Under the terms of the Company’s lending arrangements, the borrower is required to pay the Company a fee which is calculated as an annualized percentage of the quantity of digital assets lent. Similar to the Company’s digital asset borrowings, the loan fees for its lending arrangements are denominated in the related digital asset lent. The borrowing fee is recognized on an accrual basis and is included in revenue in the consolidated statements of operations. As of December 31, 2020, and December 31, 2019, the Company had digital assets on loan of $89.5 million and $15.9 million, respectively.
The Company may require the counterparty in a lending transaction to post collateral to secure the borrowed assets. Collateral accepted is typically limited to digital assets that are the most liquid and with the highest market capitalization, and U.S. dollars. Bitcoin and Ethereum represented over 90% of the digital asset collateral balance as of December 31, 2020. No digital assets were recognized on the balance sheet as collateral as of December 31, 2019. The Company has aggregate asset-specific liquidity limits. Occasionally,

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
the Company accepts pledged shares of public securities as collateral. Collateral received under the Company’s digital asset lending arrangements, where the Company has the ability to control the collateral received, is recognized as part of Digital assets. The Company also recognized a corresponding obligation to return the collateral received as part of Collateral payable, in its consolidated statements of financial position. Specifically, for collateral received in the form of digital assets classified as financial assets, the Company applies the fair value option to the collateral received. As of December 31, 2020, borrowers had posted cash collateral of $0.3 million (December 31, 2019—$0.4 million), digital asset collateral of $25.3 million (December 31, 2019—$2.6 million) and pledged digital asset collateral of $1.5 million (December 31, 2019—$0) and collateral that cannot be rehypothecated of $70.8 million (December 31, 2019—$0). Collateral that cannot be rehypothecated is not recognized on the consolidated statements of financial position.
Digital Assets Borrowed
The Company enters into borrowing arrangements which can be structured as loans with either a fixed maturity date or loans that do not have prespecified maturity date, but are repayable at the option of the Company or the lender, without penalty or premium. The Company’s fixed term borrowings allow the Company to prepay the loan prior to maturity, however the lender cannot demand accelerated prepayment. Digital assets borrowed are recognized at their initial fair value with a corresponding liability associated with the Company’s obligation to return the borrowed digital assets. For borrowed digital assets that are classified as intangible assets, the Company subsequently monitors such assets for impairment, measuring and recording impairment on a daily basis.
Under the terms of the Company’s borrowing arrangements, the Company is required to pay a fee to the lender which is calculated as an annualized percentage of the quantity of digital assets borrowed. For digital asset borrowings, the loan fees are denominated in the related digital asset borrowed. The borrowing fee is recognized on an accrual basis and is included as a cost of revenue in the consolidated statements of operations.
The Company accounts for its borrowings as hybrid instruments, where the liability host contract contains an embedded derivative associated with indexation of the Company’s repayment obligation to the underlying digital asset. The host contract is the digital asset borrowing agreement which is considered to be a debt host as it (1) has a stated rate of interest indexed to the value of the Digital assets borrowed and is not discretionary or based on earnings and (2) does not provide the borrower with voting, conversion rights or other participatory rights. The embedded derivative feature is bifurcated and separately accounted for at fair value. The fair value of the embedded derivative is measured as the change in the spot price associated with the underlying digital asset in which the loan is denominated. The Company determined that Coinbase has the greatest volume of transactions for the majority of the digital assets that the Company borrows, and therefore represents the principal market the Company uses to obtain inputs to assess the fair value of the majority of the Company’s embedded derivatives. Any changes in fair value are recorded in current-period earnings. While measured separately, the embedded derivative and the host contract are combined for presentation on its consolidated statements of financial position. As of December 31, 2020, and December 31, 2019, the Company had Digital asset borrowings of $307.5 million and $11.1 million. The top three digital assets borrowed for the period ended December 31, 2020 were Tether, Bitcoin and Ethereum, which represented approximately 60% of total Digital assets borrowed. The top three Digital assets borrowed for the period ended December 31, 2019 were Ethererum, Bitcoin Cash and Litecoin, which represented approximately 80% of total Digital assets borrowed.
For a portion of its loans, the Company is required to post collateral with the lender in the form of cash and/or digital assets. Similar to its lending arrangements, the Company does not meet the applicable derecognition criteria for collateral that is transferred to the lender. In such instances, the Company recognizes the digital asset collateral as Assets posted as collateral in its consolidated statements of financial position.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
6.   DERIVATIVE ASSETS AND LIABILITIES
For the years ended December 31, 2020, 2019 and 2018 the Company recognized $5.7 million, $12.4 million and $0, respectively, of net derivative gain, recorded in Net gain on derivatives trading in the consolidated statements of operations. The net gains for the year ended December 31, 2020 resulted from economic hedging and execution of trading strategies. The net gain/(loss) on embedded derivatives is recorded in Net gain/(loss) on digital assets in the consolidated statements of operations. The Company held $11.7 million in collateral at the year ended December 31, 2020 (December 31, 2019: $0), related to derivative activity, and this collateral was included in Collateral payable.
The breakdown of the Company’s derivatives portfolio, as of December 31, 2020 and 2019 was as follows (in thousands):
December 31, 2020
(in thousands)	Absolute Notional	Gross Fair Value—Derivative Assets	Gross Fair Value—Derivative Liabilities
Digital currency futures	$121,158	$1,543	$(4,088)
Commodity futures	—	—	—
Digital currency forwards	850	473	(385)
Digital currency options	163,022	36,787	(18,148)
Digital currency swaps	22,728	88	(198)
Foreign currency swaps	4,538	3	(20)
Nasdaq futures	10,824	—	(264)
Exchange traded digital currency options(1)	470	131	—
	323,590	39,025	(23,103)
Digital asset receivable	5,699	19,724	—
Embedded Derivatives – Digital assets sold short	14,153	7,298	—
Embedded Derivatives – Digital assets borrowed	156,306	48,759	(34,737)
Embedded Derivatives – Collateral payable	30,306	—	(14,354)
	$530,055	$114,806	$(72,193)

(1)
Exchange traded digital currency options are traded on a traditional financial exchange.

December 31, 2019
(in thousands)	Absolute Notional	Gross Fair value— Derivative Assets	Gross Fair— Derivative Liabilities
Digital currency futures	$2,386	$15	$(19)
Commodity futures(1)	305	—	(12)
Digital currency forwards	97	49	(47)
Digital currency options	6,062	108	(74)
Digital currency swaps	1,683	10	—
Foreign currency swaps	4,553	9	(27)
	15,084	191	(179)

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
(in thousands)	Absolute Notional	Gross Fair value— Derivative Assets	Gross Fair— Derivative Liabilities
Embedded Derivatives – Digital assets sold short	19,188	765	(194)
Embedded Derivatives – Digital assets borrowed	13,352	2,217	—
Embedded Derivatives – Collateral payable	—	—	—
	$47,626	$3,173	$(373)

(1)
Futures on gold, which are used as an economic hedge against a digital currency.

7.   INVESTMENTS
Net gain/(loss) on investments on the Company’s consolidated statement of operations consists of the following:
Net realized gains related to sales of investments were $10.8 million, $37.9 million and $0 for the years 2020, 2019 and 2018 respectively and are included in Net gain/(loss) on investments in the Company’s consolidated statements of operations.
Net change in unrealized gains (losses) related to investments were $90.6 million, ($12.5 million) and ($8.5 million) for the years ended 2020, 2019 and 2018 respectively and are included in Net gain/(loss) on investments in the Company’s consolidated statements of operations.
Investments at Measurement Alternative
The following table presents investments for which the measurement alternative has been elected. The investments in the following table have been valued at cost less impairment and where applicable at observable transaction price based on orderly transactions for the identical or similar investments of the same issuer.
		Impairment		Upward Adjustments
(in thousands)	Carrying Value	Period to date	Cumulative	Period to date	Cumulative
December 31, 2020	$55,938	$(15,460)	$(17,829)	$1,596	$2,803
December 31, 2019	$64,776	$(26,610)	$(5,492)	$3,370	$4,400
8.   FAIR VALUE OPTION
The Company elected the fair value option for certain eligible assets. The following table summarizes the financial instruments for which the fair value option has been elected:
(in thousands)	December 31, 2020	December 31, 2019
Assets
Digital assets – stablecoins	$7,768	$4,003
Investments(1)	134,535	48,678
Total	$142,303	$52,681

(1)
Investments measured at fair value per the Company’s consolidated statements of financial position include equity investments which inherently qualify for fair value measurement ($65.6 million and $41.9 million as of December 31, 2020 and December 31, 2019, respectively) in addition to equity investments noted above for which the Company elected the Fair Value Option.

Of the Digital assets line item on the consolidated statements of financial position, the fair value option was only elected for stablecoins as the other digital assets are not eligible. The other digital assets are

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
classified as indefinite lived intangible assets and recorded at cost less applicable impairment charges; or fair value if held within a consolidated subsidiary for which investment company accounting is applicable. Of the Investments line item on the consolidated statements of financial position, the fair value option was only elected for investments for which the Company was deemed to have significant influence and otherwise would have applied the equity method of accounting.
Realized and unrealized gains/(losses) on financial instruments for which the fair value option has been elected are recorded as Net gain/(loss) on investments and Net gain/(loss) on digital assets in the Company’s consolidated statements of operations. The following table presents the Realized and Net Change in Unrealized Gains (Losses) on the financial instruments on which the fair value option was elected:
	December 31, 2020		December 31, 2019		December 31, 2018
(in thousands)	Realized Gains/(Losses)	Net Change in Unrealized Gains/(Losses)	Realized Gains/(Losses)	Net Change in Unrealized Gains/(Losses)	Realized Gains/(Losses)	Net Change in Unrealized Gains/(Losses)
Assets
Investments	$18,962	$61,776	$—	$(867)	$—	$(12,639)
Total	$18,962	$61,776	$—	$(867)	$—	$(12,639)
The realized and unrealized gains/(losses) in digital assets (stablecoins) were immaterial for the years ended December 31, 2020, 2019, and 2018, as the market value did not fluctuate significantly.
9.   FAIR VALUE MEASUREMENTS
Recurring fair value measurements
Items measured on a recurring basis at fair value:
	As of December 31, 2020
(in thousands)	Level 1	Level 2	Level 3	Total
Assets
Digital assets	$—	$400,633	$—	$400,633
Digital assets receivable	—	—	19,724	19,724
Derivative assets	—	39,025	—	39,025
Embedded derivatives – Digital assets sold short	—	7,298	—	7,298
Embedded derivatives – Collateral payable	—	—	—	—
Embedded derivatives – Digital asset borrowed	—	48,759	—	48,759
Investments(1)	19,633	41,664	97,470	158,767
	$19,633	$537,379	$117,194	$674,206
Liabilities
Investments sold short	$4,384	$—	$—	$4,384
Derivative liabilities	—	23,103	—	23,103
Embedded derivatives – Digital assets sold short	—	—	—	—
Embedded derivatives – Digital assets borrowed	—	34,737	—	34,737
Embedded derivatives – Collateral payable	—	14,354	—	14,354
Warrant liability	—	—	20,781	20,781
	$4,384	$72,194	$20,781	$97,359

(1)
Excludes equity securities measured utilizing net asset value as a practical expedient ($45.7 million) and equity securities utilizing the measurement alternative as they are without readily determinable fair values ($55.9 million).

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
	As of December 31, 2019
(in thousands)	Level 1	Level 2	Level 3	Total
Assets
Digital assets	$—	$36,255	$—	$36,255
Digital assets receivable	—	—	—	—
Derivative assets	—	191	—	191
Embedded derivatives – Digital assets sold short	—	765	—	765
Embedded derivatives – Collateral payable	—	—	—	—
Embedded derivatives – Digital assets borrowed	—	2,217	—	2,217
Investments(1)	22,543	37,515	13,726	73,784
	$22,543	$76,943	$13,726	$113,212
Liabilities
Investments sold short	$—	$—	$—	$—
Derivative liabilities	—	179	—	179
Embedded derivatives – Digital assets sold short	—	194	—	194
Embedded derivatives – Digital assets borrowed	—	—	—	—
Embedded derivatives – Collateral payable	—	—	—	—
Warrant liability	—	—	—	—
	$—	$373	$—	$373

(1)
Excludes equity securities measured utilizing net asset value as a practical expedient ($19.6 million) and equity securities utilizing the measurement alternative as they are without readily determinable fair values ($64.8 million).

Nonrecurring fair value measurements
Impairment losses were recognized for Digital assets accounted for as intangible assets, Digital assets on loan and Goodwill when the carrying amount exceeded fair value. The Company categorized the fair value measurements utilized for Digital assets accounted for as intangible assets and Digital assets on loan as Level 2. The carrying value for Digital assets accounted for as intangible assets was $450.3 million, $42.9 million as of December 31, 2020 and December 31, 2019, respectively. The carry value for Digital assets on loan was $89.5 million and $15.9 million as of December 31, 2020 and December 31, 2019, respectively. The Company categorized the fair value measurements for Goodwill as Level 3. The fair value and carrying value of the Goodwill acquired via the First Coin acquisition was deemed to be $0 at 2018 as it was impaired subsequent to acquisition.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
The following tables summarize changes in assets and liabilities measured and reported at fair value for which Level 3 inputs have been used to determine fair value for the years ended December 31, 2020, 2019 and 2018 respectively:
(in thousands) Assets	Fair value, Beginning Balance	Contributions	Purchases	Sales/ Distributions	Net Realized Gain/(Loss) on Digital Assets and Investments	Net Unrealized Gain/(Loss) on Digital Assets and Investments	Transfers in/(out) of Level 3	Fair value, Ending Balance
Digital asset receivable
2020	—	—	4,700	(808)	468	14,864	500	19,724
Investments
2020	13,726	—	19,581	(90)	—	63,803	450	97,470
2019	11,424	—	3,000	—	—	(698)	—	13,726
2018	—	14,300	15,734	(7,500)	—	(11,110)	—	11,424
Liabilities	Fair value at December 31, 2019	Issued	Purchases	Conversions	Net Realized Gain/(Loss) on Warrant Liability	Net Unrealized Gain/(Loss) on Warrant Liability	Transfers in /(out) of Level 3	Fair Value at December 31, 2020
Warrant liability
2020	$—	$6,463	$—	$—	$—	$14,318	$—	$20,781
Unrealized gains and losses recorded for Level 3 Investments and Warrant liability are reported in Net gain/(loss) from investments and Other (expense)/income, respectively in the accompanying Company’s consolidated statements of operations.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
The following table presents additional information about valuation methodologies and significant unobservable inputs used for investments that are measured and reported at fair value and categorized within Level 3 as of December 31, 2020 and 2019 respectively:
Financial Instrument	Fair Value at December 31, 2020 (in thousands)	Significant Unobservable Inputs	Range	Weighted Average
Embedded derivatives – Digital assets receivable	19,724	Marketability discount	20.1% – 73.4%	51.9%
Investments	97,470	Time to Liquidity Event (years)	0.01 – 5.00	1.30
		Exercise price	$15.50 – $24.68	$21.00
		Underlying price	$15.50 – $24.68	$21.00
		Volatility	90% – 150%	130.0%
		Risk free rate	0.1% – 2.1%	0.2%
		Expected dividend payout ratio	—%	—%
		Control discount	5.0%	5.0%
		Marketability discount	5.7% – 43.2%	25.4%
		Scenario Analysis(1)
		Downside	25.0%	25.0%
		Upside	25.0%	25.0%
		Best	50.0%	50.0%
Warrant liability	20,781	Volatility	85.0%	85.0%
		Time to liquidity event (years)	1.87 – 2.0	1.90
		Risk free rate	0.2% – 0.3%	0.2%
		Expected dividend payout ratio	—%	—%
		Dilution factor	1.5%	1.5%

(1)
Relates to the probability of the outcomes relating to an investment.

Financial Instrument	Fair Value at December 31, 2019 (in thousands)	Significant Unobservable Inputs	Range	Weighted Average
Investments	13,726	Control discount	5.0%	5.0%
		Marketability discount	15.0%	15.0%
		Time to liquidity event (years)	4.25 – 5.00	4.49
		Annualized equity volatility	90.0%	90.0%
		Risk free rate	1.7% – 2.1%	1.7%
		Expected dividend payout ratio	—%	—%
Significant increases and /or decreases in the various unobservable inputs used to determine the Level 3 valuations could result in significantly higher or lower fair value measurements.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
Financial Instruments Not Measured at Fair Value
The following table presents the fair value of financial instruments not measured at fair value on the Company’s consolidated statements of financial position. This table excludes non-financial assets and liabilities.
	As of December 31, 2020
(in thousands)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Cash	$137,951	$137,951	$137,951	$—	$—
Loans receivable, fiat	8,510	8,510	—	—	8,510
Total Assets	$146,461	$146,461	$137,951	$—	$8,510
Accounts payable and accrued liabilities	67,484	67,484	67,484	—	—
Total Liabilities	$67,484	$67,484	$67,484	$—	$—
The following table summarizes financial assets and liabilities not carried at fair value as of December 31, 2019:
	As of December 31, 2019
(in thousands)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Cash	$106,263	$106,263	$106,263	$—	$—
Loans receivable, fiat	11,720	11,720	—	—	11,720
Total Assets	$117,983	$117,983	$106,263	$—	$11,720
Accounts payable and accrued liabilities	11,972	11,972	11,972	—	—
Total Liabilities	$11,972	$11,972	$11,972	$—	$—
10.   LOANS RECEIVABLE, FIAT
In the general course of business, the Company offers U.S. dollar loans to digital asset owners who collateralize the loan with their digital assets. Loans accounted for at amortized cost are placed on nonaccrual status when it is probable that the Company will not collect all principal and interest due under the contractual terms, regardless of the delinquency status or if a loan is past due for 90 days or more, unless the loan is both well collateralized and in the process of collection. As of December 31, 2020 and 2019, the Company had a Loans receivable, fiat balance of $8.5 million and $11.7 million, respectively. The respective borrowers had posted digital asset collateral of $7.3 million and pledged $11.7 million of digital asset collateral as of December 31, 2020 (December 31, 2019—$0, $0). Outstanding balances represent loan principal and exclude accrued interest receivable on loans. The allowance for credit loss is not material to the Company’s consolidated financial statements as of December 31, 2020 due to the collateralized nature of the loan receivables and their short-term maturity.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
11.   PROPERTY AND EQUIPMENT
(in thousands)	Furniture and fixtures	Office equipment	Computer equipment	Leaseholds improvements(1)	Total Property and equipment	Right-of- use assets
Balance as of December 31, 2018	$620	$14	$384	$3,205	$4,223	$—
Additions	10	—	156	237	403	5,603
Depreciation	(70)	(3)	(95)	(366)	(534)	(549)
Other	(35)	—	—	—	(35)	—
Balance as of December 31, 2019	$525	$11	$445	$3,077	$4,058	$5,054
Additions	—	—	109	—	109	—
Depreciation	(60)	(3)	(127)	(362)	(552)	(359)
Other(2)	—	—	78	—	78	—
Balance as of December 31, 2020	$465	$8	$505	$2,715	$3,693	$4,695

(1)
Leasehold improvements primarily relate to expenditures for renovation and build out of office space, architect and design costs.

(2)
Fixed assets acquired through acquisition.

The following table represents property and equipment balances and accumulated depreciation as of the years ended December 31, 2020 and 2019.
(in thousands)	December 31, 2020	December 31, 2019
Furniture and fixtures	$608	$608
Office equipment	16	16
Computer equipment	785	600
Leaseholds improvements(1)	3,499	3,499
Property and equipment, gross	$4,908	$4,723
Less: Accumulated depreciation	(1,215)	(665)
Property and equipment, net	$3,693	$4,058

(1)
Leasehold improvements primarily relate to expenditures for renovation and build out of office space, architect and design costs.

The following table represents the right-of-use assets for the years ended December 31, 2020 and 2019:
(in thousands)	December 31, 2020	December 31, 2019
Right-of-use assets, gross	$5,603	$5,603
Less: Accumulated depreciation	(908)	(549)
Right-of-use assets, net	$4,695	$5,054
Depreciation expense of $0.6 million, $0.5 million and $0.1 million related to property and equipment for the years ended December 31, 2020, 2019 and 2018 respectively, is included in General and administrative expenses in the Company’s consolidated statements of operations.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
12.   LEASES
The Company enters into operating leases for real estate (primarily related to its headquarters in New York City), office equipment and other immaterial assets, substantially all of which are used in connection with its operations.
As of December 31, 2020 and 2019, the Company had commitments under two operating subleases. The first sublease has a 10.5 year term that commenced on February 1, 2018 and expires on June 30, 2028. The sublease contains a standard rent escalation clause and rent was waived until June 30, 2018. The 2019 rent began at $0.8 million per annum and is to be paid monthly in advance in equal installments. The lease provided an option to terminate at the end of the fifth lease year with a minimum of 9 months prior notice and payment of a $2.1 million termination fee. Separately, the sublease contained an option to renew a portion of the leased space for an additional 5 year term. The Company determined at lease commencement that it was unlikely to exercise the renewal or termination options. In addition, the Company entered into another sublease agreement, effective August 1, 2019. The sublease started on August 1, 2019 and expires on June 30, 2028. The sublease contains a standard rent escalation clause and rent is to be paid monthly in advance.
The weighted average discount rate of 12% represents the firm’s incremental borrowing rate as of January 1, 2019 for operating leases existing on the date of adoption of the new standard on accounting for leases. No material leases have been subsequently entered into through December 31, 2020. The weighted average remaining lease terms as of December 31, 2020 and December 31, 2019 were 7.5 years and 8.5 years. Operating lease costs were $1.0 million, $0.9 million and $1.2 million for 2020, 2019 and 2018 respectively. Variable lease costs, which are included in operating lease costs, were not material for 2020, 2019 and 2018.
Supplemental disclosures for the statement of cash flows:
(in thousands)	December 31, 2020	December 31, 2019
Cash Flows from Operating Activities
Cash paid in the measurement of operating lease liabilities	$911	$826
Supplemental lease cash flow disclosures
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	—	922
The following table represents future minimum lease payments of the Company’s operating lease liabilities as of December 31, 2020:
(in thousands)	Operating Leases
Year ending December 31,
2021	$983
2022	1,013
2023	1,043
2024	1,074
2025	1,107
2026 and beyond	2,910
Total future minimum lease payments	$8,130
Less: Interest	(2,872)
Total lease liability	$5,258

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
13.   GOODWILL, CAPITALIZED SOFTWARE AND OTHER INTANGIBLE ASSETS
Goodwill
The following table reflects the changes in carrying amount of goodwill:
	Year Ended December 31,
(in thousands)	2020	2019	2018
Balance, beginning of year	$—	$—	$—
Additions due to acquisitions (Note 3)	15,515	—	6,217
Impairment (Note 3)	—	—	(6,217)
Balance, end of year	$15,515	$—	$—
The Company recognized $0, $0 and $6.2 million of impairment for the years ended December 31, 2020, 2019 and 2018, respectively. All goodwill was assigned into the Trading segment.
Intangible Assets
The Company had finite lived intangible assets of $2.4 million as of December 31, 2020. This represents the proprietary software technology acquired in the Blue Fire acquisition (Note 3), which will be depreciated over its estimated useful life of 2 years. The Company estimates that there is no significant residual value related to its intangible assets. The expected future amortization expense for intangible assets for 2021 and 2022 is $1.2 million, respectively. The Company did not recognize any intangible assets, other than digital assets, until 2020. See Note 4 for more information on digital assets.
14.   OTHER ASSETS AND ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Prepaid expenses and other assets consist of the following:
(in thousands)	December 31, 2020	December 31, 2019
Prepaid expenses	$1,696	$1,378
Prepaid mining equipment	2,650	—
Other(1)	2,147	1,187
	$6,493	$2,565

(1)
Includes a $1.0 million deposit with a mining equipment supplier as of December 31, 2020.

Accounts payable and accrued liabilities consist of the following:
(in thousands)	December 31, 2020	December 31, 2019
Payable for digital asset trades	$31,144	$250
Compensation and compensation related	12,720	7,683
Professional fees	2,236	1,719
Interest	1,723	199
Other(1)	19,661	2,121
	$67,484	$11,972

(1)
Includes redemptions payable to noncontrolling interests of the Company’s managed funds of $13.4 million as of December 31, 2020.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
15.   COMMITMENTS AND CONTINGENCIES
Leases
As of December 31, 2020 and 2019, the Company had commitments under two operating subleases (Note 12).
Investment and loan commitments
As of December 31, 2020, the Company was obligated to two portfolio companies to fund up to $7.2 million, of which $5.3 million was funded subsequent to year end.
Mining equipment
In September 2020, the Company entered into an agreement for the supply of mining equipment, which are used for bitcoin mining. Under the terms of the agreement, the Company agreed to pay not less than $10 million during the 12 month period commencing January 1, 2021 for approximately 5,200 units. As at December 31, 2020, the Company had made deposits and prepayments of $3.6 million which is included in Prepaid expenses and other assets.
Indemnification
The Company has provided standard representations for agreements and customary indemnification for claims and legal proceedings. Insurance has been purchased to mitigate certain of these risks. There are no stated or notional amounts included in these indemnifications and the contingencies triggering the obligation for indemnification are not expected to occur. Furthermore, often counterparties to these transactions provide comparable indemnifications. The Company is unable to develop an estimate of the maximum payout under these indemnifications for several reasons. In addition to the lack of a stated or notional amount in a majority of such indemnifications, it is not possible to predict the nature of events that would trigger indemnification or the level of indemnification for a certain event. The Company believes, however, that the possibility of making any material payments for these indemnifications is remote. As of December 31, 2020 and 2019, there was no liability accrued under these arrangements.
Litigation
In the ordinary course of business, the Company and its subsidiaries may be threatened with, named as defendants in, or made parties to pending and potential legal actions. It is not possible to predict the ultimate outcome of all such legal proceedings and some may seek potentially large and/or indeterminate amounts.
As of December 31, 2020, based on information known by management, management has concluded that the final resolutions of any such legal proceedings will not have a material effect upon the consolidated financial statements. However, it is possible that an adverse outcome in certain matters could, from time to time, have a material effect on the Company’s financial results in any particular year.
Unfunded Commitments to VIEs
See Note 16.
16.   VARIABLE INTEREST ENTITIES
Consolidated Sponsored Investment Funds
In the normal course of business, the Company sponsors and manages investment funds. The Company consolidates the sponsored investment funds designated as VIEs where it is deemed to have a controlling financial interest. The funds provide specific investment opportunities to limited partners and generate management and performance fees for the Company, which are eliminated upon consolidation.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
The Company’s involvement in financing the operations of the VIEs is limited to its investment in the entity. The Company does not provide performance guarantees and has no other financial obligation to provide funding to consolidated VIEs. The assets of consolidated VIEs may only be used to settle obligations of the VIEs. The assets of these VIEs are not available to creditors of the Company. In addition, the investors in these VIEs have no recourse to the credit of the Company; and the Company cannot readily access cash held by consolidated sponsored investment products to use in its operating activities.
The Company had $0 unfunded commitments to consolidated sponsored investment funds as of December 31, 2020 and December 31, 2019.
The Company retains the specialized investment company accounting principles of the underlying consolidated funds. All of the underlying investments held by such consolidated sponsored investment funds are carried at fair value with corresponding changes in the investments’ fair values reflected in Net gain/(loss) on digital assets on the Company’s consolidated statements of operations.
The following table presents the balances related to these consolidated sponsored investment funds accounted for as VIEs, on the Company’s consolidated statements of financial position, including the Company’s net interest in the funds:
(in thousands)	December 31, 2020	December 31, 2019
Assets
Cash	$7,651	$137
Digital assets	386,551	32,063
Account Receivables	9,147	706
Investments	33	—
Loans receivable, fiat	—	11,485
Prepaid expenses and other assets	496	141
Total assets of consolidated VIEs	$403,878	$44,532
Liabilities
Accounts payable and accrued liabilities	17,861	1,149
Total Liabilities	17,861	1,149
Noncontrolling interests	285,956	7,319
Net interest in consolidated VIEs	100,061	36,064
Total liabilities and equity of consolidated VIEs	$403,878	$44,532
Net income/(loss) attributable to noncontrolling interests (i.e., the portion not attributable to the Company) is identified in the Company’s consolidated statements of operations. Income/(loss) attributable to noncontrolling interests is not adjusted for income taxes for consolidated sponsored investment products that are treated as pass-through entities for tax purposes. Net gain/(loss) related to consolidated VIEs is presented in the following table:
(in thousands)	December 31, 2020	December 31, 2019	December 31, 2018
Net gain/(loss) on consolidated VIEs	$227,422	$(2,914)	$(11,994)
Net income/(loss) attributable to NCI on consolidated VIEs	$153,385	$(175)	$(4,712)
Non-consolidated Sponsored Investment Funds & Other VIEs
The Company also holds investments in VIEs that are not consolidated due to either a lack of variable interests or where the Company is not the primary beneficiary. This includes funds which were once controlled

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
but were deconsolidated due to reduced ownership percentage or other changes. The fair value option was elected for non-consolidated VIEs for which the Company was deemed to have significant influence; therefore, changes in the fair value of these investments are recorded through net income. NAV was utilized as the practical expedient to fair value. See Note 8 for further information.
Similar to the consolidated VIEs, the Company’s involvement in financing operations of the VIEs is limited to its investment in the entity. The Company does not provide performance guarantees and has no other financial obligation to provide funding to VIEs, other than its own capital commitments.
The following table illustrates the Company’s maximum exposure to unconsolidated VIEs which is limited to the fair value of its investments and unfunded commitment as of period end.
	December 31, 2020			December 31, 2019
(in thousands)	Fair Value of Investment	Unfunded Commitments	Maximum Exposure	Fair Value of Investment	Unfunded Commitments	Maximum Exposure
Non-Consolidated Sponsored Investment Funds	$18,779	$6,801	$25,580	$7,971	$15,754	$23,725
Other VIE’s	109,363	375	109,738	18,983	750	19,733
Total	$128,142	$7,176	$135,318	$26,954	$16,504	$43,458
17.   EQUITY
Issued Partnership Capital
GDH LP has two classes of ownership interests, representing limited partner interests:
(1)
GDH LP Class A Units, which were subdivided into GDH LP A-1 Units, all of which are held by GDH Ltd., and GDH LP A-2 Units, all of which are held indirectly by GDH Ltd., through GDH Ltd.’s wholly owned U.S. blocker subsidiary, GDH Intermediate LLC, which was established as a tax-efficient blocker corporation or similar entity for U.S. Federal tax purposes; and

(2)
GDH LP Class B Units, all of which are held by Galaxy Group Investments, LLC (“GGI”), employees of GDH LP as part of the GDH LP employee compensation plan and certain former First Coin shareholders.

The GDH LP Class A Units and GDH LP Class B Units rank pari passu as to all distributions from GDH LP and they otherwise rank equally in all material respects, including from an economic and from a voting perspective.
Under the terms of the LPA, GDH LP Class B Units will, subject to certain limitations, be exchangeable for GDH Ltd. shares on a one-for-one basis subject to customary adjustments for stock splits, stock dividends and reclassifications and other similar transactions or, at the election of GDH LP, GDH LP may deliver an amount of cash in lieu of GDH Ltd. shares to an exchanging GDH LP Class B Unit holder. On receipt of a request to exchange, the Company or the General Partner will cancel the Class B Units and will cause GDH Ltd. to issue common shares. In addition, GDH LP will issue Class A Units.
The business of GDH LP is conducted by its general partner who will be liable for all debts and obligations of the exempted limited partnership to the extent the Partnership has insufficient assets. As a general matter, a limited partner of GDH LP will not be liable for the debts and obligations of the exempted limited partnership except in narrow circumstances including (i) if such limited partner becomes involved in the conduct of GDH LP’s business and holds himself out as a general partner to third parties or (ii) if such limited partner is obliged pursuant to the Cayman Exempted Limited Partnerships Act to return a distribution made to it where the exempted limited partnership is insolvent and the limited partner has actual knowledge of such insolvency at that time.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
Private Investment in Public Equity (“PIPE”)
On November 12, 2020 (the “Closing”), GDH Ltd. closed a PIPE of $50 million of aggregate gross proceeds ($49.3 million net of cash share issuance costs of $0.7 million). As part of the PIPE, GDH Ltd. issued 19,070,000 shares and 4,767,500 warrants.
Each share was accompanied by a warrant to purchase 0.25 of an ordinary share (“security”) and each security was issued at a price of C$3.50. Each warrant is exercisable into an ordinary share of GDH Ltd. for a term of two years from the date of issuance at an exercise price of C$8.25. All securities issued pursuant to the PIPE will be subject to certain selling restrictions set forth in the investment agreements. The investment agreements provide that: (i) no sales are permitted during the first six months from the Closing; (ii) sales of up to 33.3% of total shares issued are permitted seven to nine months after the Closing, subject to a maximum daily sale participation of no more than 10% of daily traded volume; (iii) sales of up to 66.6% of the total shares issued are permitted ten to twelve months after the Closing, subject to a maximum daily sale participation of no more than 10% of daily traded volume; and (iv) until eighteen months after the Closing, all shares remain subject to a daily selling restriction of no more than 10% of daily traded volume. The selling restrictions terminate upon certain corporate actions by GDH Ltd.
Under the terms of the LPA, the Company will issue a Class A Unit for each GDH Ltd. common share issued and any liability associated with the warrant will be pushed down to the Company. On initial recognition, the warrants were valued at $6.5 million and are recorded as a derivative financial liability as these warrants are exercisable in Canadian dollars, differing from the Company’s functional currency. As at December 31, 2020 the value of the warrant liability is $20.8 million and the loss recognized in the Company’s consolidated statements of operations for the year ended December 31, 2020 is $14.3 million.
The fair value of the warrant liability is calculated using the Black-Scholes Option Pricing Model. A continuity table for the change in the liability-classified warrant and the inputs used to value the warrant liability as at issuance date and December 31, 2020 are included in Note 9. These are the only warrants outstanding in GDH Ltd.
Issued Capital
Class A Units
On July 31, 2018, in connection with the arrangement (Note 3), the Company issued 141,452 Class A Units to the original shareholders of Bradmer and 60,969,746 Class A Units to subscription holders who participated in the GDH Ltd. financing completed in February 2018. In addition, on August 1, 2018, the Company issued 40,000 Class A Units to a financial advisor of GDH Ltd.
During the years ended December 31, 2020, 2019 and 2018, the Company issued: 28,212,964; 2,834,669; and 3,966,107 Class A Units, net of withholding taxes, to GDH Ltd. on exchange of Class B Units, issuance of Class A Units to GDH Ltd., on exercise of equity options, issuance of Class A Units as a result of the PIPE and issuance of Class A Units as consideration for the business combinations. See Note 3 for further information regarding business combinations.
In 2019, GDH Ltd. received approval from its Board of Directors and TSX-V to purchase up to approximately 7.3% of its issued and outstanding ordinary shares and 10% of its public float (the “Share Repurchase Program”). All shares were purchased for cancellation. On the repurchase of the shares of GDH Ltd., an equivalent number of Class A Units in GDH LP was cancelled.
GDH Ltd. began repurchasing shares on October 2, 2019. During the years ended December 31, 2020 and 2019, GDH Ltd. repurchased 3,600,997 and 1,315,434 shares, respectively, for a total cost of C$3.9 million and C$1.6 million, respectively. All repurchased shares of GDH Ltd., and the equivalent number of Class A Units in the Company, were cancelled. Effective April 17, 2020, GDH Ltd. completed its repurchase program.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
Class B Units
On July 31, 2018, in connection with the Arrangement (Note 3), the Company issued 213,696,000 Class B Units to GGI and 5,319,618 Class B Units to First Coin shareholders,of which 1,941,421 are deemed to be compensatory Class B Units (Note 19). In addition, the Company awarded 30,870,000 compensatory Class B Units to officers and employees of the Company, which are subject to a vesting schedule.
During the years ended December 31, 2020, 2019 and 2018, 3,469,661; 2,834,669; and 3,966,107 Class B Units, respectively, were exchanged for common shares of GDH Ltd. The number of Units exchanged is after the withholding and cancellation of 20,951, 193,242 and 1,232,935 Class B Units, for the year ended December 31, 2020, 2019, and 2018 respectively, associated with the withholding obligation on the vested compensatory Class B Units.
As of December 31, 2020, there were 91,248,507 Class A Units and 222,905,934 Class B Units outstanding. The change during the year ended December 31, 2020 was due to exchanges of Class B Units for common shares of GDH Ltd. (and into Class A Units of GDH LP), vesting of Class B Units awarded, cancelled Class A Units on repurchase of GDH Ltd. shares, issuance of Class A Units on exercise of options, issuance of Class A Units as a result of the PIPE and issuance of Class A Units as consideration for the business combinations.
Distributions
In June 2020, the board of the General Partner approved a distribution of up to $2.5 million in respect of taxable income related to tax year 2019 and estimated taxable income related to tax year 2020. As of December 31, 2020, the Company distributed $1.9 million of the approved amount, of which $0.2 million is included in other accrued liabilities at year end. Certain of the recipients of the tax distributions are related parties. See Note 19 for further information on related party transactions.
18.   EQUITY BASED COMPENSATION
Equity based compensation
The Company has awarded compensatory Class B Units, equity options and restricted stock to eligible officers and employees. For the year ended December 31, 2020, 2019 and 2018, equity based compensation expense was recognized as follows:
(in thousands)	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Equity Options	$7,455	$8,264	$5,217
Restricted Stock	36	—	—
Compensatory Class B Unit Awards(1):
Standard Units	141	12,739	11,561
Profit Interest Units	7,137	4,533	1,856
Class B Units to First Coin	—	835	997
	$14,769	$26,371	$19,631

(1)
2018 includes a cash payment of $0.4 million.

Equity Plan
The Company has granted equity options to employees, officers, directors and consultants of the Company under the GDH Ltd. equity option plan (the “Plan”), subject to the approval of the board of

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
directors of GDH Ltd. Under the Plan, the number of equity options granted to any person within a one-year period will not exceed 5% of the issued share capital of GDH Ltd. and the number granted to those individuals considered consultants or providing investor relations services will not exceed 2% of the issued share capital of GDH Ltd. in a one-year period, in each case on a fully exchanged basis. In addition, the exercise price of each option may not be less than the market price of GDH Ltd.’s shares at the date of grant. Options granted under the Plan will have a term not to exceed 5 years and will be subject to vesting provisions as determined by the board of directors of GDH Ltd., who administer the Plan. On exercise of an option, the holder will receive one common share in GDH Ltd. and GDH LP will issue one Class A Unit to GDH Ltd. Up to the date of the Plan amendment on June 24, 2019, the maximum number of shares reserved for issuance under the Plan was not to exceed 10% of the issued share capital of GDH Ltd. on a fully exchanged basis.
Effective June 24, 2019, the shareholders of GDH Ltd. approved an amendment to the Plan (“Amended and Restated Equity Option Plan”). The Plan was amended to a fixed equity plan reserving for issuance 45,565,739 shares of GDH Ltd. (15% of the issued share capital, as April 30, 2019, on a fully exchanged basis). None of the other aforementioned terms were changed under the Amended and Restated Equity Option Plan. Equity options granted to employees typically vest between three and four years, while options granted to directors typically vest over a shorter period, subject to continued service. As of December 31, 2020, there were 19,310,573 shares available to grant.
Equity Options
A summary of the Company’s equity option activity under the Plans is set forth in the following table:
Description	Number of Options	Weighted Average Exercise Price (C$)	Weighted- Average Remaining Terms (Years)	Aggregate Intrinsic Value
Balance as of December 31, 2017	—	$—	—	$—
Granted	27,739,035	4.89
Forfeited	(6,048,000)	5.00
Balance, December 31, 2018	21,691,035	4.86	4.58	—
Granted	4,567,500	2.12
Forfeited	(2,861,035)	4.04
Reduction in number of options due to repricing adjustment	(5,713,200)	2.90
Balance, December 31, 2019	17,684,300	2.72	3.81	—
Granted	21,895,000	4.45
Exercised(1)	(1,809,800)	2.52
Forfeited	(6,203,866)	2.39
Balance, December 31, 2020	31,565,634	$4.00	3.91	$170,172
Vested and expected to vest as of December 31, 2020	31,565,634	$4.00	3.91	$170,172
Options exercisable as of December 31, 2020	5,207,000	$2.86	2.74	$32,843

(1)
The Company issues new shares to satisfy equity option exercises

The weighted average grant date fair value of options granted to employees was $4.45, $2.12 and $4.89 per share during the years ended December 31, 2020, 2019 and 2018, respectively. There were 1.8 million equity options exercised in the year ended December 31, 2020. The total intrinsic value of options exercised

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
during the year ended December 31, 2020 was $3.8 million. No options were exercised in 2019 and 2018. The intrinsic value is the difference between the estimated fair value of the Company’s units at the time of exercise and the exercise price of the equity option.
The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the GDH Ltd.’s ordinary shares on December 31, 2020 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2020.
As of December 31, 2020, the total unrecognized stock-based compensation expense related to the equity options was $45.3 million, which will be recognized over a weighted-average period of approximately 3.47 years.
Equity Options with Performance Conditions
In November 2020, the Company granted 2,000,000 shares of equity options with performance-based conditions to an executive officer. The options vest over the requisite service period if the Company achieves a performance condition tied to a cumulative EBITDA as defined in the agreement. The number of equity options that ultimately vest for each performance period will range from 0 percent to 100 percent of the target amount for such period based on the Company’s performance relative to the defined goals. The financial performance goals were established at the date of grant. The grant date fair value of the performance-based equity options was $5.7 million and is being recognized over the four-year service period on an accelerated basis.
For the year ended December 31, 2020, the Company recorded cumulative stock-based compensation expense of $0.3 million related to all outstanding equity options with performance-based vesting conditions. No shares associated with these options have vested as of December 31, 2020. As of December 31, 2020, the total unrecognized stock-based compensation expense related to the performance-based equity options was $5.4 million, which the Company expects to recognize over a weighted-average period of approximately 3.9 years.
Equity Option Valuation Assumptions
The fair value of the options granted was measured using the Black-Scholes option pricing model with the following weighted average inputs:
Inputs to the Black-Scholes Model	December 31, 2020	December 31, 2019	December 31, 2018
Share price	C$0.97 – C$8.02	C$1.95 – C$2.15	C$1.15 – C$2.75
Exercise price	C$1.35 – C$8.02	C$1.95 – C$2.15	C$1.15 – C$5.00
Expected term (in years)	5.00	5.00	4.87 – 5.00
Expected volatility	85% – 90%	90%	100%
Risk-free interest rate	0.35% – 0.60%	1.15% – 1.33%	2.16% – 2.24%
Dividend yield	0%	0%	0%
The assumptions used in the Black-Scholes option pricing model were determined as follows:
Expected Term.   Expected term was derived from the review of a combination of factors including but not limited to: (1) the length of the options’ vesting period; (2) the expiration date; (3) the spot price of the underlying GDH Ltd. shares; (4) the recipient employees’ levels within the Company; and (5) the expected volatility of the underlying shares.
Expected Volatility.   Volatility was derived based on the Company’s investments and intended strategy and a review of the historical volatility of digital assets and academic studies of historical venture equity volatility. In addition, the limited historical trading volatility of the shares of GDH Ltd. was also considered.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
Risk-free Interest Rate.   The risk-free interest rate was calculated by interpolating Government of Canada bond yields over the expected terms of the respective option grants.
Dividend Yield.   The Company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future, and therefore, used an expected dividend yield of zero.
The Company has made a policy election to recognize forfeitures of awards as they occur.
Modification of equity options
On June 24, 2019, the shareholders of GDH Ltd. approved a resolution to reprice outstanding options that were granted with an exercise price of C$5.00 (“C$5.00 options”) by reducing the number of option grants by 30% and reducing the exercise price to the higher of C$3.00 and the then prevailing market price. On June 24, 2019, there were 19,170,000 options, subject to the repricing and employees holding 19,044,000 of options voluntarily agreed to the repricing. As a result, on June 25, 2019 (the “Repricing Date”), the C$5.00 options granted were reduced by 5,713,200 options to 13,330,800 options and the exercise price was reduced to C$3.00 (“C$3.00 options”).
The C$5.00 options and the C$3.00 options were both measured at fair valued at the date of modification and their fair value were compared. The fair value of the C$3.00 options was less than the fair value of the C$5.00 options and as a result of having no increase in incremental value was not considered in the calculation of the equity based compensation. The Company will therefore continue to recognize the equity based compensation related to the C$5.00 options based on their initial grant date fair value, updated for the options that eventually vest.
Compensatory Class B Unit Awards
The Company has awarded Class B Unit awards to eligible officers and employees. The Class B Units granted are typically comprised of subtype R units (“Standard Units”) and subtype P units (“Profit Interest Units”). Class B Units typically vest over periods ranging from two to four years and are expensed using the straight-line method over the requisite service period.
The following table summarizes the activity related to the compensatory Class B Units during the respective periods:
Description	Class B Units	Weighted-Average Grant Date Fair Value (C$)
Balance, December 31, 2017	—	$—
Granted/ Transferred	32,811,421	1.71
Exchanged	(3,567,000)	1.88
Forfeited/ Transferred	(1,078,914)	1.86
Balance, December 31, 2018	28,165,507	1.69
Granted/ Transferred	5,280,695	0.91
Exchanged	(1,969,594)	1.83
Forfeited/ Transferred	(12,871,818)	1.73
Balance, December 31, 2019	18,604,790	1.43
Granted/ Transferred	1,295,932	3.13
Exchanged	(3,129,727)	1.46
Forfeited	(20,951)	1.90
Forfeited/ Transferred	(1,295,932)	1.01
Balance, December 31, 2020	15,454,112	$1.60
Class B Units exercisable, December 31, 2020	8,966,429	$1.64

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
The fair value of units vested during the years ended December 31, 2020, 2019 and 2018 was $33 million, $20 million and $5 million, respectively. As of December 31, 2020, the total unrecognized stock-based compensation expense related to the Class B Units was $7.7 million, which the Company expects to recognize over a weighted-average period of approximately 1.3 years.
Standard Units valuation assumptions
The fair value of the Standard Units has been determined to be the closing stock price of GLXY shares on the date of grant.
Profits Interest Units valuation assumptions
The Profit Interest Units receive “catch up” allocations with respect to book income which enable such units to accumulate capital accounts equal to those of Standard Units. Initially, the Profit Interest Units will have a capital account balance of $0, which will be adjusted upon a liquidation or capital event, or when the capital accounts of the GDH LP unit holders are marked to market to reflect the fair value of GDH LP’s assets. Such “catch up” allocations will terminate once the Profit Interest Units have accumulated capital accounts equal to those of other Standard Units. Once a Profit Interest Unit has vested and has been fully “caught up”, such Profit Interest Unit may be exchanged for one share of GDH Ltd. for no additional consideration. The fair value of the Profit Interest Units was estimated using the probability-weighted expected return method. In applying this method, a payoff was determined for a Profit Interest Unit under three potential scenarios, each payoff was weighted by an estimated probability of the corresponding scenario and then the probability-weighted payoffs were discounted to the date of grant and summed. The scenarios, probabilities and other inputs into the model were selected using professional judgment, considering, among other things, the results of a one-period trinomial model, the results of a standard Black-Scholes option pricing model under different assumptions and the estimated fair value of a common share of GDH Ltd.
The fair value of the Profit Interest Units was measured using the following inputs:
	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Share price	C$0 – C$100	C$0 – C$50	C$0 – C$100
Expected term (in years)	5.04	5.92	6.42
Discount rate	0.5%	1.85%	2.27%
Scenario probability	5% – 65%	2.50% – 70%	2.25% – 75%
Restricted Stock
During the year ended December 31, 2020, the Company granted 1,079,971 restricted shares as part of an inducement grant to an executive officer. The restricted shares vest over approximately 4 years and are expensed using the straight-line method over the requisite service period. As of December 31, 2020, no shares of restricted stock were vested.
As of December 31, 2020, there was $5.7 million of unamortized stock-based compensation expense related to unvested restricted stock, which is expected to be recognized over a weighted average period of 3.9 years.
19.   RELATED PARTY TRANSACTIONS
The Company’s related parties include entities over which it exercises significant influence and key management personnel. Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include officers, directors, companies controlled by officers or directors and companies with common directors of the Company.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
Compensation of directors and officers
Compensation to directors and officers includes thirteen individuals (December 31, 2019—twelve individuals), consisting of officers, former officers and certain employees, who are considered to have decision making authority. Compensation provided to key management personnel for the years ended December 31, 2020, 2019 and 2018 are as follows:
(in thousands)	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Base compensation and accrued bonuses*	$6,901	$5,908	$7,252
Benefits	295	272	344
Equity based compensation	13,106	21,546	12,885
Total	$20,302	$27,726	$20,481

*
For the years ended December 31, 2020 and 2019, amounts include approximately $3.6 million and $1.6 million, respectively, of accrued bonuses within Accounts payable and accrued liabilities.

The Company has an agreement with an entity owned by a member of key management to provide software development consulting services. The Company incurred $0.5 million in software development technology expenses during the year ended December 31, 2020 (December 31, 2019—$0.4 million, December 31, 2018—$0.3 million).
During the year ended December 31, 2020, the Partnership made tax distributions of $1.6 million to individuals and a company considered to be related parties, see Note 17.
Contribution of assets
On January 9, 2018, GGI, the initial limited partner of Galaxy, contributed assets and liabilities to Galaxy under a common control transaction at historical basis, of approximately $302.0 million. Historical cost by asset class on the date of the contribution is as follows:
(in thousands)	Historical Cost at January 9, 2018
Digital assets	$267,991
Pre-ICO	2,602
Preferred stock	14,650
Common stock	27,171
LP/LLC Interests	51,534
Warrants/Trust Units	308
Digital assets sold short	(62,248)
Total	$302,008
On February 7, 2018, the Company entered into a $100 million Revolving Loan Agreement (the “RLA”) with GGI. The Company entered into the RLA as a source of additional capital to fund its operations and prospective investments until such time that Galaxy LP and First Coin would combine to form GDH LP. On June 13, 2018, GDH LP increased its $100 million RLA by $30 million to a maximum amount available to be borrowed of $130 million. Each borrowing was unsecured and accrued simple interest at 5% per annum on the unpaid principal amount.
GDH LP repaid the entire outstanding balance of $114.4 million in 2018 upon closing of the merger of Galaxy LP and First Coin, consisting of $112.4 million of principal and $2.0 million in interest. There were no borrowings in 2019 and 2020.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
Other related party transactions
One of the Company’s officers indirectly owned an aircraft that the Company used in the normal course of operations. For the periods presented, the Company was not charged for the cost of chartering the aircraft.
Investments in Galaxy Funds
Our directors and executive officers are generally permitted to invest their own capital (or capital of estate planning vehicles controlled by them or their immediate family members) directly in our funds and affiliated entities. In general, such investments are not subject to management fees, and in certain instances, may not be subject to performance fees. The cash invested by our directors and executive officers and their investment vehicles aggregated to $6.7 million, $0.1 million and $5.7 million during the years ended December 31, 2020, 2019 and 2018.
20.   REPORTABLE SEGMENTS
The Company has identified five reportable segments: trading, principal investments, asset management, investment banking and mining. The five reportable segments represent the five lines of business for which the Company expects to earn income, incur costs and allocate resources. In determining the Company’s reportable segments, the Company considered the basis on which the chief operating decision-maker reviews the financial and operational performance of the Company.
Trading
The trading group manages positions in digital assets and other liquid digital assets contributed to the business at the outset and continues to invest and trade in those and related assets. The Company engages in several trading strategies. See Note 4. The trading segment includes the performance of the over the counter (OTC) trading and of the short term and long term positioning of the Company’s digital assets.
Principal Investments
The principal investments business has a diverse portfolio of private principal investments across the blockchain ecosystem, including early- and later-stage equity, pre-ICO contributions and other structured alternative investments. See Note 7.
Asset Management
The asset management business manages capital on behalf of third parties in exchange for management fees and performance-based compensation.
Investment Banking
The investment banking business partners with high quality businesses operating in and around the blockchain ecosystem. The investment banking business offers the full spectrum of investment banking services, including, but not limited to: general corporate advisory, mergers and acquisition (M&A), transaction advisory, restructuring and capital raising.
Mining
The Company launched its mining business in October 2020. The Company has a strategic focus to provide novel and sophisticated financial tools for North American miners. In addition, the Company has also established its own proprietary bitcoin mining operation and it will host its machines at a third-party data center in the United States. No revenues were generated during the year ended December 31, 2020.
Corporate and Other consists of the Company’s unallocated corporate overhead and other unallocated costs not identifiable to any of the five reportable segments.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
Assets and liabilities by each of the reportable segments as of December 31, 2020 are as follows:
(in thousands)	Trading	Principal Investments	Asset Management	Investment Banking	Mining	Corporate and Other	Total
Total assets	$801,612	$319,980	$306,065	$6,190	$3,633	$30,016	$1,467,496
Total liabilities	$439,709	$101	$18,170	$22	$—	$20,445	$478,447
Assets and liabilities by each of the reportable segments as of December 31, 2019 are as follows:
(in thousands)	Trading	Principal Investments	Asset Management	Investment Banking	Corporate and Other	Total
Total assets	$169,895	$192,351	$8,734	$1,087	$23,353	$395,420
Total liabilities	$30,509	$403	$1,378	$96	$15,469	$47,855
Income and expenses by each of the reportable segments for the year ended December 31, 2020 is as follows:
(in thousands)	Trading	Principal Investments	Asset Management	Investment Banking	Mining	Corporate and Other	Total
Revenues
Digital assets sale revenue	$9,286,237	$—	$—	$—	$—	$—	$9,286,237
Income from digital assets lending	5,542	542	10	38	—	—	6,132
Advisory and management fees	26	—	5,278	4,311	—	—	9,615
Net realized gain on digital assets	24,469	85,776	154,904	—	—	—	265,149
Net realized gain on investments	—	101,383	—	—	—	—	101,383
Net gain on derivatives trading	5,687	—	—	—	—	—	5,687
Net revenues	9,321,961	187,701	160,192	4,349	—	—	9,674,203
Cost of revenues
Digital assets sales costs	8,577,829	—	—	—	—	—	8,577,829
Impairment of digital assets	551,859	—	—	—	—	—	551,859
Expenses from digital assets borrowings	8,393	43	—	—	—	643	9,079
Total cost of revenues	9,138,081	43	—	—	—	643	9,138,767
Operating expenses	27,241	2,377	15,354	3,651	749	22,629	72,001
Other (expense)/income
Change in fair value of warrant liability	—	—	—	—	—	(14,318)	(14,318)
Other (expense)/income, net	(524)	22	(45)	(15)	—	—	(562)
Total other (expense)/income	(524)	22	(45)	(15)		(14,318)	(14,880)
Net income/(loss) for the year, including noncontrolling interests	$156,115	$185,303	$144,793	$683	$(749)	$(37,590)	$448,555
Net (income)/loss attributable to NCI	—	(14)	(153,371)	—	—	—	(153,385)
Net income/(loss) attributable to Galaxy Digital Holdings LP	$156,115	$185,289	$(8,578)	$683	$(749)	$(37,590)	$295,170

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
Income and expenses by each of the reportable segments for the year ended December 31, 2019 is as follows:
(in thousands)	Trading	Principal Investments	Asset Management	Investment Banking	Mining	Corporate and Other	Total
Revenues
Digital assets sale revenue	$2,376,419	$—	$—	$—	$—	$—	$2,376,419
Income from digital assets lending	989	3,171	—	66	—	4	4,230
Advisory and management fees	—	—	5,127	203	—	—	5,330
Net realized (loss) on digital assets	(6,740)	(4,241)	—	—	—	—	(10,981)
Net realized gain on investments	—	25,401	—	—	—	—	25,401
Net gain on derivatives trading	12,438	—	—	—	—	—	12,438
Net revenues	2,383,106	24,331	5,127	269	—	4	2,412,837
Cost of Revenues
Digital assets sales costs	2,042,449	—	—	—	—	—	2,042,449
Impairment of digital assets	266,395	—	—	—	—	—	266,395
Expenses from digital assets borrowings	1,946	11	(3)	(30)	—	597	2,521
Total cost of revenues	2,310,790	11	(3)	(30)	—	597	2,311,365
Operating expenses	31,059	3,954	14,427	3,676	—	24,170	77,286
Other (expense)/income
Other (expense)/income, net	(66)	430	(56)	362	—	—	670
Change in fair value of warrant liability	—	—	—	—	—	—	—
Total other (expense)/income	(66)	430	(56)	362	—	—	670
Net income/(loss) for the year, including noncontrolling interests	$41,191	$20,796	$(9,353)	$(3,015)	$—	$(24,763)	$24,856
Net (income)/loss attributable to NCI	—	(38)	213	—	—	—	175
Net income/(loss) attributable to Galaxy Digital Holdings LP	$41,191	$20,758	$(9,140)	$(3,015)	$—	$(24,763)	$25,031

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
Income and expenses by each of the reportable segments for the year ended December 31, 2018 is as follows:
(in thousands)	Trading	Principal Investments	Asset Management	Investment Banking	Mining	Corporate and Other	Total
Revenues
Digital assets sale revenue	$1,712,942	$—	$—	$—	$—	$—	$1,712,942
Income from digital assets lending	558	763	—	39	—	1	1,361
Advisory and management fees	—	—	3,258	935	—	—	4,193
Net realized (loss) on digital assets	(19,467)	(11,988)	—	—	—	—	(31,455)
Net realized (loss) on investments	—	(8,460)	—	—	—	—	(8,460)
Net gain on derivatives trading	—	—	—	—	—	—	—
Net revenues	1,694,033	(19,685)	3,258	974	—	1	1,678,581
Cost of Revenues
Digital assets sales costs	1,391,719	—	—	—	—	—	1,391,719
Impairment of digital assets	472,217	—	—	—	—	—	472,217
Expenses from digital assets borrowings	—	—	—	—	—	—	—
Total cost of revenues	1,863,936	—	—	—	—	—	1,863,936
Operating expenses	22,865	3,555	10,985	3,070	—	36,881	77,356
Other Income
Other (expense)/ income, net	(3,097)	—	—	(5)	—	—	(3,102)
Total other (expense)/ income	(3,097)	—	—	(5)	—	—	(3,102)
Net income/(loss) for the year, including noncontrolling interests	$(195,865)	$(23,240)	$(7,727)	$(2,101)	$—	$(36,880)	$(265,813)
Net (income)/loss attributable to NCI	—	8	4,704	—	—	—	4,712
Net income/(loss) attributable to Galaxy Digital Holdings LP	$(195,865)	$(23,232)	$(3,023)	$(2,101)	$—	$(36,880)	$(261,101)
21.   RISKS AND UNCERTAINTIES
The Company’s digital assets activities may expose it to variety of financial and other risks: credit risk, interest rate risk, liquidity risk, market risk, digital asset price risk, loss of access risk, irrevocability of transactions, hard fork and airdrop risks and regulatory oversight risk, among others.
The Company lends digital assets to third parties, including affiliates. On termination of the loan, the borrower is required to return the digital assets to the Company; any gains or loss in the market price during the loan would inure to the Company. In the event of the bankruptcy of the borrower, the Company could experience delays in recovering our digital assets. In addition, to the extent that the value of the digital assets increases during the term of the loan, the value of the digital assets may exceed the value of collateral provided to the Company, exposing the Company to credit risks with respect to the borrower and potentially exposing the Company to a loss of the difference between the value of the digital assets and the value of the collateral. If a borrower defaults under its obligations with respect to a loan of digital assets, including by failing to deliver additional collateral when required or by failing to return the digital assets upon the termination of the loan, The Company may expend significant resources and incur significant expenses in connection with efforts to enforce the loan agreement, which may ultimately be unsuccessful.
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash with high credit-quality financial

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
institutions and has established guidelines relative to credit ratings and maturities that seek to maintain safety and liquidity. The Company sells its offerings to various companies across several industries throughout the world in the ordinary course of business. The Company routinely assesses the financial strength of its customers and maintains allowances for anticipated losses. As of December 31, 2020, 2019 and 2018, no individual customer accounted for 10% or more of net accounts receivable and for the years ended December 31, 2020, 2019 and 2018, no individual customer accounted for 10% or more of revenue.
Any future hard forks could be contentious and some users may attempt to negatively impact the use or adoption of the Bitcoin network or other digital asset networks, as may those involved in contentious hard forks of other digital assets.
The regulatory environment for the custody of digital assets is complex, evolving, and uncertain, requiring the Company to allocate resources in legal, accounting, compliance, technology, and other functions that could impact the Company’s consolidated financial statements. Future regulatory rules adopted domestically and internationally may impose obligation and restrictions on how the Company manages and conducts its business activities in the future.
The Company seeks to minimize potential adverse effects of these risks on performance by employing experienced personnel, daily monitoring of the Company’s investments and digital assets and any market events and diversifying the Company’s business strategy as well as its investment portfolio within the constraints of the Company’s investment objectives.
22.   SUBSEQUENT EVENTS
In March 2021, the Company sold its equity investment in one of its portfolio companies and recognized a realized gain of $123 million as a result of the sale.
On March 16, 2021, the Company entered into a purchase agreement for mining equipment for a total purchase price of $41.4 million. The agreement contains an unconditional purchase obligation for 20% of the purchase price, $8.3 million, if the agreement is terminated by the Company.
On April 14, 2021, the Company entered into a consulting agreement (the “Consulting Agreement”) with Michael Daffey, who became the chair of GDH Ltd.’s board of directors in September 2021 (and, following the Reorganization and the Reorganization Merger, will be the chair of Pubco’s board of directors). Pursuant to the Consulting Agreement, Mr. Daffey was engaged to provide professional services to the Company for a period of three years beginning on September 1, 2021, renewable at the Company’s option. In consideration for his services, Mr. Daffey received (i) 1,500,000 restricted stock units of GDH Ltd., and (ii) options to purchase 500,000 ordinary shares of GDH Ltd., and will be reimbursed for certain customary expenses. Such restricted stock units and options vest in equal annual installments over three years following May 27, 2021, the date such grants were made.
On May 5, 2021, the Company announced that it had entered into an agreement to acquire BitGo Holdings, Inc., or “BitGo”, an independent digital assets infrastructure provider. Under the terms of the merger agreement, at closing BitGo stockholders will receive 33.8 million of newly issued shares of common stock of a newly-formed parent holding company of GDH Ltd. (“Pubco”) and $265 million in cash, subject to certain adjustments and deferred purchase considerations. The Company will use its existing capital to fund the cash consideration, a significant portion of which will be deferred up to 12 months post-close. Additionally, the number of shares of common stock that Pubco will issue to BitGo stockholders as consideration may be adjusted upward to account for proceeds to BitGo from certain digital assets that are to be liquidated prior to closing.
The transaction has been approved by the boards of directors of both GDH Ltd. and BitGo. The closing of the acquisition is subject to approval by GDH Ltd.’s shareholders of the domestication of GDH Ltd. as a Delaware corporation and specified internal restructuring, approval by BitGo’s stockholders of the acquisition, as well as certain related matters and other acquisition-related closing conditions and regulatory approvals.
A Long Term Incentive Plan (“LTI Plan”) was adopted by the Board on May 14, 2021 and was approved by the Company's disinterested shareholders at the Company's annual meeting held on June 29,

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018
2021.The LTI Plan adds, among other types of equity awards, restricted stock units as an additional form of compensation in order to augment the previously limited cash and stock option compensation elements, and to allow for the granting of deferred share units to directors. A Non-Treasury Share Unit Plan (“Non-Treasury Plan”) was also adopted by the Board on May 14, 2021. The Non-Treasury Plan provides the Company with the opportunity to grant a right, to receive the market value of one ordinary share that generally becomes vested, subject to the attainment of certain performance conditions or a right to receive the market value of one ordinary share that generally becomes vested, following a period of continuous employment with us or any affiliate. The purpose of the plan is to provide an equity-like grant to employees who are otherwise not currently eligible under applicable law to receive ordinary shares or awards settled in ordinary shares. Each plan was amended on August 12, 2021 to reflect minor corrections.
The Company is evaluating the purchase accounting at this time.
On May 19, 2021, GDH Ltd. acquired Vision Hill Group Inc. and Vision Hill Advisors, LLC (together, “Vision Hill” or “VHG”). Vision Hill is a Delaware limited liability company and is an asset manager in the digital assets space with four distinct business units: a family of crypto hedge fund indices, a crypto manager intelligence database, called “VisionTrack”; a bespoke consulting business for allocators; and a fund manager for fund of funds.
During 2021, related parties of the Company invested and committed capital of $5.5 million to the Galaxy Interactive funds.
On September 15, 2021, the Company approved a tax distribution of up to $16.5 million in respect of taxable income related to tax year 2020.
In 2021, the Company entered into obligations to fund four additional portfolio companies, compared to two portfolio companies as of December 31, 2020. As of September 30, 2021, the Company provided funding of $26.2 million to these four portfolio companies.
On November 4, 2021, Galaxy Digital LP (“Galaxy”) announced that it has entered into a definitive share subscription agreement with Monex Group, Inc. (“Monex”), a leading Japanese financial services company, pursuant to which Galaxy agreed to invest $50 million in Monex shares of common stock in a Private Investment in Public Equity (PIPE) transaction.
Additionally, on November 4, 2021, Galaxy also entered into a definitive share subscription agreement with Quantum FinTech Acquisition Corporation (“Quantum”), a publicly traded special purpose acquisition company, and TradeStation Group, Inc., the parent company of an online securities and futures brokerage firm, pursuant to which Galaxy will make an additional PIPE investment of $50 million in connection with the business combination agreement between Quantum and TradeStation whereby Quantum will merge with and into TradeStation, with TradeStation remaining as a New York Stock Exchange publicly listed company.
In December 2021, GDH LP closed a private offering of $500.0 million of Exchangeable Notes. All Exchangeable Notes issued are subject to certain selling restrictions set forth in each investor’s definitive purchase agreement and as set forth in the indenture that governs the Exchangeable Notes. The use of proceeds from the offering is for general corporate purposes, with a particular focus on accelerating growth initiatives across our business lines.
Additionally, on December 22, 2021, the board of the General Partner approved a distribution of up to $30.1 million in respect of taxable income related to tax year 2021.
In December 2021, Galaxy contributed approximately $500.0 million into wholly-owned subsidiaries through which the Company intends on exploring ways to operate Bitcoin mining activities and other qualified cyptocurrency- and blockchain-related activities located in qualified opportunity zones. The qualified opportunity zone program is a program established by Congress under the Tax Cuts and Jobs Act of 2017 to encourage long-term investments in low-income urban and rural communities nationwide and through which taxpayers may defer eligible capital gains provided they meet the program’s requirements.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
BitGo Holdings, Inc. and Subsidiaries
Consolidated Balance Sheet
(in thousands, except share data)
As of September 30, 2021
Assets
Cash and cash equivalents	21,546
Accounts receivable, net	9,994
Loan receivables	189,200
Digital intangible assets	282,390
Digital intangible asset loans	79,641
Digital intangible assets – restricted	4,668,495
Equipment and software, net	3,733
Other assets	5,493
Total Assets	$5,260,492
Liabilities and Stockholders’ Deficit
Liabilities
Accounts payable	3,667
Deferred revenue	2,558
Obligations to return digital intangible assets	104,901
Obligations to return collateral	303,856
Obligations to exchange digital intangible assets	6,559,403
Embedded derivative related to digital intangible assets	2,575,692
Borrowings	171,500
Other liabilities	8,309
Total Liabilities	9,729,886
Stockholders’ Deficit
Common stock $0.0001 par value – 118,507,269 shares authorized; 34,330,989 shares issued and outstanding	3
Series B-3 convertible stock, $0.0001 par value – 7,000,000 shares authorized, 5,976,760 shares issued, and outstanding (liquidation preference of $25,838)	14,661
Series B-2 convertible stock, $0.0001 par value – 1,896,757 shares authorized, issued, and outstanding (liquidation preference of $3,780)	2,963
Series B-1 convertible stock, $0.0001 par value – 4,235,374 shares authorized, issued, and outstanding (liquidation preference of $16,200)	14,959
Series B convertible stock, $0.0001 par value – 16,820,400 shares authorized, and 16,820,350 shares issued and outstanding (liquidation preference of $45,899)	42,310
Series A convertible stock, $0.0001 par value – 21,005,676 shares authorized, issued, and outstanding (liquidation preference of $13,465)	11,913
Series Seed convertible stock, $0.0001 par value – 2,780,080 shares authorized, issued, and outstanding (liquidation preference of $2,480)	6,000
Additional paid-in capital	17,758
Accumulated deficit	(4,579,961)
Total stockholders’ deficit	(4,469,394)
Total liabilities and stockholders’ deficit	$5,260,492
The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
BitGo Holdings, Inc. and Subsidiaries
Consolidated Statement of Operations
(in thousands)
Nine month period ending September 30, 2021
Revenue
Digital assets sales	967,659
Wallet services	50,558
Professional services	900
Fees from digital intangible asset loans	14,219
Interest income	4,353
Total Revenue	1,037,689
Expenses
Digital assets sales cost	966,801
Compensation and benefits	27,508
Professional fees	13,665
Equipment and technology	6,244
Borrowing fees related to digital intangible asset loans	9,698
Occupancy	1,223
Insurance	971
Other expenses	3,649
Total Expenses	1,029,759
Income from operations	7,930
Other gains/(losses)
Gains on disposal of digital intangible assets	55,699
Change in fair value of embedded derivatives	(527,073)
Impairment of digital intangible assets	(1,943,174)
Total Other Losses	(2,414,548)
Loss before income taxes	(2,406,618)
Provision for income taxes	879
Net loss	$(2,407,497)
The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
BitGo Holdings, Inc. and Subsidiaries
Consolidated Statement of Stockholders’ Deficit
(in thousands, except share data)
	Common Stock Class A		Common Stock Class F		Preferred Stock Series Seed		Preferred Stock Series A		Preferred Stock Series B		Preferred Stock Series B-1		Preferred Stock Series B-2		Preferred Stock Series B-3		Additional Pain-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2020	24,721,596	$2	5,144,850	$1	2,780,080	$6,000	21,005,676	$11,913	16,820,350	$42,310	4,235,374	$14,959	1,896,757	$2,963	5,976,760	$14,661	$16,245	$(2,172,464)	$(2,063,410)
Common stock issued in connection with exercises of stock options	2,415,186	—	2,049,357	—	—	—	—	—	—	—	—	—					729	—	729
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	784	—	784
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,407,497)	(2,407,497)
Balance at September 30, 2021	27,136,782	$2	7,194,207	$1	2,780,080	$6,000	21,005,676	$11,913	16,820,350	$42,310	4,235,374	$14,959	1,896,757	$2,963	5,976,760	$14,661	$17,758	$(4,579,961)	$(4,469,394)
The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
BitGo Holdings, Inc. and Subsidiaries
Consolidated Statement of Cash Flows
(in thousands)
Nine month period ending September 30, 2021
Cash flow form operating activities:
Net loss	$(2,407,497)
Adjustment to reconcile net loss to net cash used by operating activities:
Stock-based compensation expense	784
Depreciation and amortization	1,932
Impairment of digital intangible assets	1,943,174
Change in fair value of embedded derivative related to obligations to return digital intangible assets	(23,628)
Gain on return of digital intangible asset loans	(13,863)
Change in fair value of embedded derivative related to obligations to exchange digital intangible assets	550,701
Gain on exchange of digital intangible assets – restricted	(37,123)
Digital Intangible Assets received as revenue payments	(34,353)
Digital intangible assets used as accounts payable payments	10,038
Gains on disposal of digital intangible assets	(4,712)
Changes in assets and liabilities
Accounts receivable, net	(4,275)
Digital intangible assets	1,125
Other assets	2,037
Obligation to return cash collateral	10,453
Accounts payables	1,821
Deferred revenue	285
Other liabilities	4,013
Net cash provided by operating activities	912
Cash flow from investing activities:
Purchase of equipment and software	(589)
Origination of loans receivable	(415,100)
Repayment of loans receivable	248,600
Net cash used in investing activities	(167,089)
Cash flow from financing activities:
Proceeds from the issuance of common stock upon exercise of options	729
Borrowings related to lending	171,500
Net cash provided by financing activities	172,229
Net increase in cash and cash equivalents	6,052
Cash and cash equivalents, beginning of year	15,494
Cash and cash equivalents, end of period	$21,546
The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
BitGo Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
As of and for the Nine Month Period Ended September 30, 2021
1. DESCRIPTION OF BUSINESS
BitGo Holdings, Inc. and Subsidiaries (the “Company” or “BitGo”) was incorporated in Delaware in 2011. The Company provides various products to its clients including multi-signature blockchain wallet solutions allowing for secure storage and lending of digital assets. The Company also provides professional services to develop smart contracts.
The Company is located and headquartered in Palo Alto, California. The Company has wholly owned subsidiaries located in New York, New York, Sioux Falls, South Dakota, London, England, Tokyo, Japan, Berlin, Germany, Zug, Switzerland and Singapore. The Company’s wholly owned subsidiary, BitGo Trust Company, Inc., is a trust company licensed with and regulated by the South Dakota Division of Banking. The Company’s revenues are derived primarily from operations in the United States.
Risks and Uncertainties—The Company is subject to a number of risks similar to those of other early-stage companies, including, but not limited to, a limited operating history; the need for additional capital or financing to fund operating losses; competition from alternative products and services, both from other early stage and larger more established companies; protection of proprietary technology; and dependence on key individuals. The limited history of digital asset markets has shown that market participants must continually adapt to technological change and to innovate new solutions in order to secure and safeguard assets. The regulatory environment for the custody of digital intangible assets is complex, evolving, and uncertain, requiring the Company to allocate resources in legal, accounting, compliance, technology, and other functions that could impact the Company’s consolidated financial statements. Future regulatory rules adopted domestically and internationally may impose obligation and restrictions on how the Company manages and conducts its business activities in the future.
The growth of the digital assets industry in general is subject to a high degree of uncertainty and volatility. The Company is dependent on fee-based business for a majority of its revenue that may be materially impacted by how its customers and other market participants engage in activities around transfers of digital assets. In addition, the Company holds positions in digital assets, which are subject to a high degree of uncertainty and volatility, including the ability to liquidate those positions at favorable prices, impacting the Company’s consolidated financial statements.
Customer digital assets are not assets of the Company and therefore, are not recognized on the Company’s consolidated financial statements. As a digital asset custodian, the Company is responsible for the safeguarding of customer digital assets. A cybersecurity incident, or a failure to protect the Company’s computer systems, networks, and information, and clients’ information against cybersecurity threats, could result in the theft, loss, unauthorized access to, disclosure, use, or alteration of digital assets. Any such incident or failure could adversely impact the Company’s ability to conduct businesses and impact the Company’s consolidated financial statements.
Additionally, digital intangible asset loans extended to clients carry counterparty risk. The Company assesses such risks on each transaction including the probability that the counterparty may not fulfill its contractual obligations which may result in a default. Any contractual default by a counterparty may have a material impact on the Company’s business and impact the Company’s consolidated financial statements.
Liquidity and Capital Resources—To date, the Company has not generated significant revenues and has incurred significant net losses and negative cash flows from operations. The Company financed its operations and development primarily through private placements of preferred stock.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation—The accompanying consolidated financial statements for the nine months ended September 30, 2021 are unaudited. These unaudited consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”). Operating results for

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
the nine months ended September 30, 2021 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2021.
Principals of Consolidation—The consolidated financial statements include the accounts of BitGo Holdings and subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates—The preparation of consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expense during the reporting period. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the consolidated financial statements; therefore, actual results could differ.
Cash and cash equivalents—The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. As of September 30, 2021, cash and cash equivalents consists primarily of investments in US Dollar denominated money market funds, checking, and savings deposits. The Company’s cash balances exceed those that are federally insured.
In accordance with Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, the Company determined the fair value hierarchy of its money market fund as Level 1, which approximated $1.6 million as of September 30, 2021.
Accounts Receivable, Net—Accounts receivables are unpaid outstanding invoice amounts less allowance for doubtful accounts. The Company’s policy is to evaluate its accounts receivable and determines whether to provide an allowance for doubtful accounts or if any accounts should be written off based on specific knowledge of a customer, past history of write-offs, collections, and other factors. Management evaluates the allowance for doubtful accounts on a monthly basis. A receivable is considered past due if the Company has not received payments based on agreed-upon terms. The Company generally does not require any security or collateral to support its receivables. The allowance for doubtful accounts was $0.6 million as of September 30, 2021.
Equipment and Software—Equipment and software consists primarily of information technology-related equipment, developed technology, furniture and leasehold improvements. Equipment and software are stated at cost, less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The Company uses an estimated useful life of three years for employee-related computers, other office equipment, and site-related computer hardware and software, and seven years for furniture. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset. The Company determined the developed technology to have a 3-year estimated life driven by the expected use of the technology stack.
Digital Intangible Assets—Under US GAAP, digital assets are accounted for as indefinite lived intangible assets, in accordance with ASC 350, Intangibles—Goodwill. These “Digital Intangible Assets” are a medium of exchange. The assets consist of coins or tokens that are built on a blockchain. The Company acquires digital intangible assets through cash purchases and payments from customers. As intangible assets, the assets are initially recorded at cost and tested for impairment when evidence of impairment exists. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the crypto asset at the time its fair value is being measured. The Company assigns cost to transactions on a first-in, first-out basis. Gains on such assets are not recorded or recognized until their final disposition. The realized gains on disposals of digital intangible assets gains and impairment of digital intangible assets are recorded as Other Gains/(Losses).
Digital Intangible Asset Loans—The Company enters into arrangements with counterparties to lend digital intangible assets. The Company evaluates the lending transactions for derecognition of non-financial assets under ASC 350-10, which requires consideration of the derecognition guidance in ASC 610-20 and determined that as the Company retains the legal ownership title to the loaned assets, the derecognition criteria have not been met. The Company presents digital intangible assets on loan to counterparties as digital

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
intangible assets loans on the consolidated balance sheet, which are accounted for as indefinite lived intangible assets under ASC 350.
Digital Intangible Asset Collateral—As part of the digital assets lending arrangements, the Company may require digital intangible assets collateral from its borrowers as security in the event of borrower default. Digital intangible assets received as collateral for digital intangible asset loans are unrestricted and are initially recorded at fair value on the date of receipt. As of September 30, 2021, the Company received $202.7 million in digital intangible assets as collateral, which is recognized as part of digital intangible assets on the consolidated balance sheet.
Loan Receivables—The Company originates loans to its institutional customers who meet the Company’s risk assessment criteria. The Company classifies these loans as held for investment and the loans are recorded at amortized cost. The Company does not charge a fee to originate loans and there are no origination expenses incurred by the company associated with the origination of the loan receivables. Accordingly, there is no balance to defer and amortize to interest income. As part of the lending arrangements, the Company receives digital intangible assets as collateral, which are unrestricted. Substantially all of the loan receivables are secured by digital intangible assets. The Company’s policy is to regularly evaluate its credit exposure to each borrower to determine whether to provide an allowance for loan loss. As of September 30, 2021, no loan receivables are past due, and the Company did not record an allowance for loan loss.
Digital Intangible Assets-Restricted—The Company provides services to counterparties through smart contracts to create Wrapped Bitcoins (“WBTC”), which are tokens residing on the Ethereum network. The Company receives Bitcoins from counterparties in exchange for delivering WBTCs. Under the contractual arrangement, the Company is restricted from using the Bitcoin received and must return the Bitcoin to counterparties upon being presented with WBTC’s it previously delivered. The Company recognizes and presents the Bitcoin received at fair value on the date of receipt.
Other Assets—Other assets consists primarily of prepaid expenses, deferred commissions, and rental deposits.
Obligations to Return Digital Intangible Assets—The Company enters into arrangements with counterparties to borrow digital intangible assets. The Company recognizes the digital intangible assets borrowed at fair value on the date the asset is received and records a corresponding obligation to return the borrowed asset in the same amount within Obligations to Return Digital Intangible Assets on the accompanying consolidated balance sheet. The digital intangible asset received from borrowing transactions are accounted for as indefinite lived intangible assets under ASC 350 and are included within Digital Intangible Asset Loans in on the accompanying consolidated balance sheet. The obligation is fulfilled by returning digital intangible assets in accordance with the contractual terms of the borrowing agreements.
Obligation to Return Collateral—As part of digital assets lending arrangements, the Company may require cash or digital asset collateral from its borrowers as security in the event of borrower default. The Company recognizes an obligation to return the collateral in an amount equal to either the cash or the initial fair value of the digital intangible assets received. Digital assets received as collateral are accounted for as indefinite lived intangible assets under ASC 350 and are included within Obligation to Return Collateral on the accompanying consolidated balance sheet.
Embedded Derivative related to Obligation to Return Digital Intangible Assets—As part of digital intangible borrowing and collateral related to lending transactions, the Company determined that the variability in the fair value of digital intangible assets is a feature embedded in the obligation to return a fixed quantity of digital intangible assets. The embedded feature is evaluated as a derivative that is not clearly and closely related to the host contract and therefore, is separately recognized at fair value with unrealized changes in fair value recognized on the consolidated statement of operations under Other Gains/(Losses). Further, the Company estimates the fair value of the derivative liability based on the closing price on an exchange and considers the fair value hierarchy of the derivative liability as level 2 under ASC 820.
Obligations to Exchange Digital Intangible Assets—As noted above, the Company receives Bitcoins from counterparties in exchange for delivering WBTCs. The Bitcoin received are accounted for as indefinite lived intangible assets under ASC 350 and are presented on the consolidated balance sheet as digital intangible

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
assets—restricted. The Company records a corresponding obligation to exchange digital intangible assets in the same amount. The obligation is fulfilled by exchanging Bitcoin for WBTC upon request by counterparties.
Embedded Derivative related to Obligation to Exchange Digital Intangible Assets—As part of the WBTC transactions, the Company determined that the variability in the fair value of digital intangible assets is a feature embedded in the obligation to exchange a fixed quantity of digital intangible assets. The embedded feature is evaluated as a derivative that is not clearly and closely related to the host contract and therefore, is separately recognized at fair value with unrealized changes in fair value recognized on the consolidated statement of operations under Other Gains/(Losses). The Company estimates the fair value of the derivative liability is based on the closing price on an exchange and considers the fair value hierarchy of the derivative liability as level 2 under ASC 820.
Borrowings: The Company enters into arrangements with counterparties to borrow fiat currency to support its lending business. The obligation is fulfilled by returning fiat currency in accordance with the contractual terms of the borrowing agreements.
Other Liabilities—Other liabilities consists of primarily accrued compensation and related benefits and accrued general and administrative expenses.
Revenue Recognition—The Company records revenue from digital assets sales, wallet services, professional services fees and lending fees. The Company recognizes revenue when control of promised services or software is transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those services or software.
The Company determines revenue recognition through the following steps:
•
Identification of the contract, or contracts, with a customer.

•
Identification of the performance obligations in the contract.

•
Determination of the transaction price.

•
Allocation of the transaction price to the performance obligations in the contract.

•
Recognition of revenue when, or as, a performance obligation is satisfied.

Digital Assets Sales Revenue and Digital Assets Sales Costs
Digital assets sales revenue consists of the sale and purchase of digital assets. The Company presents digital assets sales revenue and corresponding digital assets sales cost on a gross basis and are accounted for as indefinite-lived intangible assets. During 2021, the Company acts as the principal in these transactions which requires gross treatment for revenue and for corresponding costs. As a principal, the Company has control over the digital asset or proceeds from a sale of digital assets before it is transferred to the customer. BitGo considers the counterparty in these digital assets sales transactions to be the customer. Revenue recognition is satisfied through a single performance obligation when the control of the digital asset purchased or proceeds from the sale of digital assets have transferred to the customer.
Wallet Services Revenue
Wallet Services revenue consists primarily of providing digital intangible asset wallet services to institutional and retail customers in exchange for certain up-front, plus monthly fees for providing access to the Company’s platform for multi-signature wallets that provide security and custody for digital assets. Wallet services revenue is recognized monthly based on usage each month, with any onboarding fees recognized ratably over the contract duration, commencing when the service is made available to the customer (generally upon onboarding). Arrangements are generally for one year. The Company’s wallet services arrangements do not provide customers with the right to take possession of the software supporting the platform and, as a result, are accounted for as a right to access the services. The right to access the services is a single performance obligation, which represent a series of distinct service periods over the duration of the contract. Contracts for wallet services contain fixed fees for onboarding and certain features, as well as variable usage-based fees subject to a monthly minimum. The Company does not include usage-based fees

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
in the transaction price as such fees represent variable consideration allocable to the period in which it is earned. Customers are typically invoiced monthly in arrears based on usage subject to minimum monthly fees with payment terms of 30 days.
Also included in wallet service revenue, are the fees related to the Company’s WBTC service. Fee income is recognized when the performance obligation of issuing a WBTC, referred to as a mint event occurs. Fee income is also recognized upon the redemption of the WBTC, referred to as a burn event.
Professional Services Revenue
Professional services revenue consists primarily of development fees for customized blockchain and software development kits. Professional services contracts include fees that are not subject to variability for customized development. The transaction price is allocated to the separate performance obligations on a relative stand-alone selling price basis, but if the performance obligations are delivered concurrently with the same pattern of transfer, the Company accounts for such obligations as if they were a single performance obligation. As of September 30, 2021, the company has capitalized $1.5 million non-recurring engineering costs, recorded as part of other assets, that will be expensed when the software is delivered.
Fee Income from Digital Intangible Asset Loans
Fee income from digital intangible assets loans include revenue generated from lending digital intangible assets from the Company’s own inventory in addition to assets sourced through an established network of high net-worth individuals, family offices, and institutional lenders. The fees and rates related to this service, which are usage based, vary by customer risk profile and market conditions. The delivery of assets represents a single performance obligation and fees are accrued and recognized as they contractually become due.
Interest Income
Interest Income is generated from the Company’s loan receivables and is accrued as interest payments become contractually due. Loans are placed on non-accrual status once they are delinquent for over 90 days. As of September 30, 2021, all loans are current and there are no loans on a non-accrual status.
Significant Customers
Significant customers are those that represent more than 10% of the Company’s total revenue or gross accounts receivable balance at each balance sheet date. During the nine month period ended September 30, 2021, the Company had one customer that accounted for 64% of Digital Asset Sales revenue. This customer does not have significant revenue outside of Digital Assets Sales and no other customer accounts for more than 10% of total revenues. As of September 30, 2021, the Company had no customer that accounted for 10% or more of gross accounts receivable. As of September 30, 2021, the Company had three customers that accounted for 10% or more of total loan receivables.
Deferred Revenue—Deferred revenue consists of billings or payments received in advance of revenue recognition and is recognized as the revenue recognition criteria are met.
Digital Assets Sales Costs—Digital assets sales cost represents the cost basis of the assets disposed of corresponding to the Company’s digital assets sales revenue product. For the nine month period ended September 30, 2021, digital assets sales costs was $966.8 million.
Compensation and Benefits—Compensation and benefits expenses consist of primarily employees’ salaries, bonuses, travel, amortization of equity awards, and other items, such as benefits. For the nine month period ended September 30, 2021, the compensation and benefits expense was $27.5 million.
Professional Fees—Professional fees consist of temporary staffs, consultants, recruiting services, and outside legal costs. For the nine month period ended September 30, 2021, professional fees were $13.7 million.
Equipment and Technology—Equipment and technology expense consist of hardware and software that are not capitalized in accordance with the Company’s capitalization policy, hosting costs, depreciation, and amortization. For the nine month period ended September 30, 2021, equipment and technology expense was $6.2 million.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Borrowing fees related to digital intangible asset loans- Borrowing fees related to digital intangible asset loans consist of fees paid to lenders of digital intangible assets based upon specific contractual terms and conditions. For the nine month period ended September 30, 2021, borrowing fees related to digital intangible assets loans were $9.7 million.
Occupancy—Occupancy expenses consist of rent, landlord transferred fees, such as property tax, utilities, and telecommunication. For the nine month period ended September 30, 2021, occupancy expense was $1.2 million, of which $1.0 million consisted of facilities rent.
Insurance—Insurance expenses consist of various polices related to the Company’s comprehensive insurance program. For the nine month period ended September 30, 2021, insurance expense was $1.0 million.
Other Expenses—Other expenses includes bad debt, unrealized gains/losses, marketing, office and other overhead costs. For the nine month period ended September 30, 2021, other expenses were $3.6 million.
Income Taxes—Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of September 30, 2021, the Company has recorded a valuation allowance against its US deferred tax assets (see Note 9).
The Company recognizes uncertain tax positions when it meets a more-likely-than-not threshold. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as Income Tax Expense, as necessary.
Stock-Based Compensation—The Company measures and records the expense related to stock-based payment awards based on the fair value of those awards as determined on the date of grant. The Company recognizes stock-based compensation expense over the requisite service period of the individual grant, generally equal to the vesting period and uses the straight-line method to recognize stock-based compensation. The Company uses the Black-Scholes-Merton (“Black-Scholes”) option-pricing model to determine the fair value of stock awards. The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions, which determine the fair value of share-based awards, including the option’s expected term and the price volatility of the underlying stock. The Company calculates the fair value of options granted by using the Black-Scholes option-pricing model with the following assumptions:
Expected Volatility—The Company estimated volatility for option grants by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the option grant for a term that is approximately equal to the options’ expected term.
Expected Term—The expected term of the Company’s options represents the period that the stock-based awards are expected to be outstanding. The Company uses a simplified method available to nonpublic companies to determine the expected term for the valuation of options. The Company has elected to use the midpoint of the stock options vesting term and contractual expiration period to compute the expected term, as the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post vesting employment termination behavior.
Risk-Free Interest Rate—The risk-free interest rate is based on the implied yield currently available on US Treasury zero-coupon issues with a term that is equal to the options’ expected term at the grant date.
Dividend Yield—The Company has not declared or paid dividends to date and does not anticipate declaring dividends. As such, the dividend yield has been estimated to be zero.
Forfeiture Rate—The Company elected to record forfeitures as they occur in accordance to ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting.
Pursuant to ASU 2016-09, the Company recognized all excess tax benefits and tax deficiencies in the income statement in the period the deduction arises.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
The Company records compensation expense related to stock options issued to nonemployees, including advisors based on the fair value of the stock options calculated using the Black-Scholes option-pricing model over the service performance period as the equity instruments vest. As a result, the fair value of options granted to nonemployees is measured at grant date and recognized as an expense related to unvested equity instruments over the period the services are rendered.
Concentrations of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, trade accounts receivable and digital intangible asset loans. The Company invests its excess cash in low-risk, highly liquid money market funds with major financial institutions. The Company closely monitors the extension of credit to its customers, while maintaining allowances, if necessary, for potential credit losses. On a regular basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of partial write-offs and collections and current credit conditions. Risks related to digital intangible asset and loan receivables, including customer concentration limits, collateral and margin requirements, are monitored on a daily basis.
Employee Benefit Plan—The Company sponsors a qualified 401(k) defined contribution plan covering eligible employees. Participants may contribute a portion of their annual compensation limited to a maximum annual amount set by the Internal Revenue Service. The Company matches up 4% of the employees’ salary annual contribution. The defined contribution expenses recorded in the Company’s consolidated statement of operations were not material during the year.
Recent Accounting Pronouncements—Not Yet Adopted—In February 2016, the FASB issued updated guidance on leases that requires a lessee to recognize the assets and lease liabilities on the balance sheet for certain leases classified as operating leases under previous US GAAP. On June 3, 2020, the FASB issued ASU 2020-05, which amends the effective dates of the Board’s standards on leasing (ASC 842) to give immediate relief to certain entities as a result of the widespread adverse economic effects and business disruptions caused by the coronavirus disease 2019 (COVID-19) pandemic. The updated guidance is effective for nonpublic entities for reporting periods beginning after December 15, 2021. The Company is currently evaluating the effect this new guidance will have on its consolidated financial statements.
In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which amends Subtopic 326-20 (created by ASU 2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20. Additionally, in April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments; in May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief; in November 2019, the FASB issued ASU 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, and ASU 2019-11, Codification Improvements to Topic 326, Financial Instruments—Credit Losses; and in March 2020, the FASB issued ASU 2020-03, Codification Improvements to Financial Instruments, to provide further clarifications on certain aspects of ASU 2016-13 and to extend the nonpublic entity effective date of ASU 2016-13. The changes (as amended) are effective for the Company for annual and interim periods in fiscal years beginning after December 15, 2022. The Company is currently evaluating the effect this new guidance will have related to loan receivables and its consolidated financial statements.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
3. INTANGIBLE ASSETS AND EQUIPMENT AND SOFTWARE
Equipment and software as of September 30, 2021, are composed of the following:
As of September 30, 2021
(in thousands)
Computer equipment and software	$8,195
Furniture and office equipment	134
Leasehold improvements	489
Total Equipment and Software	8,818
Less accumulated depreciaiton and amortization	(5,085)
Equipment and Software, net	$3,733
Total depreciation and amortization expense for the nine month period ended September 30, 2021, was $1.9 million.
The Company has not acquired any equipment under capital leases.
4. COMMITMENTS AND CONTINGENCIES
Leases—The Company leases office spaces under noncancelable operating lease agreements, which expire from 2021 through 2023. The Company is required to pay property taxes, insurance, and normal maintenance costs for certain of these facilities, and will be required to pay any increases over the base year of these expenses on the remainder of the Company’s facilities.
Deferred Rent—Certain of the Company’s operating leases contain predetermined fixed escalations of minimum rentals during the lease term. For these leases, the Company recognizes the related rental expense on a straight-line basis over the life of the lease from the date the Company takes possession of the office and records the difference between amounts charged to operations and amounts paid as deferred rent. As part of its lease agreements, the Company may receive lease incentives, primarily tenant improvement allowances and free rent. These allowances and free rent are also deferred and are amortized as a reduction of rent expense on a straight-line basis over the lease term. As of September 30, 2021, $0.1 million had been accrued.
Rental expense for operating leases for the year ended September 30, 2021, was $1.0 million.
Future minimum lease payments under noncancelable operating leases as of September 30, 2021, are as follows:
As of September 30, 2021	Operating Leases
(in thousands)
2021 (for the remainder of)	271
2022	1,100
2023	356
Total Minimum future lease payments:	$1,727
Litigation—From time to time, the Company may become involved in various legal proceedings in the ordinary course of its business and may be subject to third-party claims. Management believes that any liability of the Company that may arise out of or with respect to these matters will not materially adversely affect the Company’s consolidated financial statements.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
5. LOAN RECIEVABLES
Loan receivables activity for the nine month period ended September 30, 2021, is as follows:
As of September 30, 2021
(in thousands)
Beginning Balance	22,700
Origination of loan receivable	415,100
Repayment of loan receivable	(248,600)
Ending Balance	$189,200
As of September 30, 2021, the Company did not record an allowance for loan loss on loan receivables and did not experience any charges offs during the fiscal year. All loans are classified as current.
The Company may require cash or digital intangible asset collateral from its borrowers as security in the event of borrower default. The Company recognizes an obligation to return the collateral in an amount equal to either the cash or the digital intangible assets received. Total collateral as of September 30, 2021, was $247.4 million.
6. GUARANTEES AND INDEMNIFICATIONS
In the normal course of business, the Company may agree to indemnify third parties with whom it enters into contractual relationships, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters. The Company has agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that the Company’s products when used for their intended purposes the intellectual property rights of such other third parties, or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each claim.
7. CAPITAL STOCK
Convertible preferred stock as of September 30, 2021, consisted of the following (in thousands, except for share data):
	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Value
Series Seed	2,780,080	2,780,080	$2.16	$6,000
Series A	21,005,676	21,005,676	0.59	11,913
Series B	16,820,400	16,820,350	2.53	42,310
Series B-1	4,235,374	4,235,374	3.54	14,959
Series B-2	1,896,757	1,896,757	1.85	2,963
Series B-3	7,000,000	5,976,760	4.00	14,661
	53,738,287	52,714,997		$92,806
The Company’s certificate of incorporation, as amended, designates and authorizes the Company to issue 53,738,287 shares of preferred stock, of which 2,780,080 shares are designated as Series Seed convertible preferred stock, 21,005,676 shares are designated as Series A convertible preferred stock, and 16,820,400 shares are designated as Series B convertible preferred stock, 4,235,374 shares are designated as Series B-1 convertible preferred stock, 1,896,757 are designated as Series B-2 convertible preferred stock, and 7,000,000 are designated as Series B-3 convertible preferred stock.
As of September 30, 2021, the Company had 118,507,269 shares of $0.0001 par value common stock authorized, which 100,000,000 are designated as Common Stock Class A, 27,136,782 of which are issued and outstanding, and 18,507,269 are designated as Common Stock Class F, 7,194,207 of which are issued and outstanding.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
On February 18, 2020, the Company entered into an equity financing transaction via an acquisition agreement with Harbor Platform Inc. (“Harbor”) to acquire cash held by Harbor. The Company issued 5,108,710 Common A shares and 5,976,760 Preferred Series B-3 shares as acquisition consideration.
The holders of Series Seed, Series A, Series B, Series B-1, Series B-2, and Series B-3 convertible preferred stock have various rights and preferences as follows:
Voting—Each share of convertible preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as one class with the common stock, except as below:
Holders of Series B preferred stock, exclusively and as a separate class, are entitled to elect two members to the Company’s board of directors (the “Board of Directors”).
Holders of Series A preferred stock, exclusively and as a separate class, are entitled to elect one member to the Board of Directors.
Holders of Series Seed preferred stock, exclusively and as a separate class, are entitled to elect one member to the Board of Directors.
Holders of Common Stock Class F, exclusively and as separate class, are entitled to elect one member to the Board of Directors.
Holders of Common Stock Class A and F, voting together as a single class on an as converted to Common Stock Class A basis, are entitled to elect one member to the Board of Directors.
Holders of Common Stock Class F and preferred stock, voting together as a single class on an as converted to Common Stock Class A basis separately from the holders of Common Stock Class A, are entitled to elect one member to the Board of Directors.
Dividends—The holders of Series Seed, Series A, Series B, and Series B-1 preferred stock shall be entitled to receive, out of any funds legally available, noncumulative dividends prior and in preference to any dividends paid on the common stock, at the rate of $0.3202, $0.147624, $0.2833, $0.2021, $0.0475, and $0.1726 per share per annum for Series B-3, Series B-2, Series B-1, Series B, Series A, and Series Seed, respectively, as adjusted for stock splits, stock dividends, combinations, recapitalizations, and similar transactions, when, as and if declared by the Board of Directors. After payment of such dividends on the Series Seed, Series A, Series B, Series B-1, Series B-2, and Series B-3 preferred stock, any additional dividends or distributions shall be distributed among all holders of common stock in proportion to the number of shares of common stock that would be held by each such holder if all shares of preferred stock were converted to common stock at the then-effective conversion rate. Such dividends are not cumulative. No dividends have been declared or paid on the Company’s preferred stock.
Liquidation Preference — In the event of any liquidation, dissolution, or winding-up of the Company, the holders of preferred stock shall be entitled to receive, ratably, prior and in preference to any distribution of the assets or funds of the Company to the holders of the common stock, the greater amount equal to the issuance price per share of $4.0028, $1.8453, $3.5416, $2.5267, $0.5935, and $0.7194 for Series B-3, Series B-2, Series B-1, Series B, Series A, and Series Seed, respectively, plus any dividends declared but unpaid thereon or such amount per share as would have been payable had all shares have been converted into Common Stock (the “Liquidation Preference”). If the Company has insufficient assets to permit payment of the Liquidation Preference in full to all holders of preferred stock, then the assets of the Company shall be distributed ratably to the holders of Series B, Series B-1, Series B-2, and Series B-3 preferred stock. If any assets remain after distribution to holders of Series B, Series B-1, Series B-2, and Series B-3 preferred stock, then the assets would be distributed ratably to the holders of Series A and Series Seed preferred stock.
After payment of the Liquidation Preference to the holders of preferred stock, the remaining assets of the Company shall be distributed ratably to the holders of common stock on a fully converted basis.
Redemption—Preferred stock and common stock are not redeemable at the option of the holder.
Conversion—Each share of preferred stock is convertible at the option of the holder, at any time after the date of issuance of such share, into shares of common stock as is determined by dividing the original

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
purchase price of preferred stock by the conversion price in effect at the time of conversion for such series of preferred stock. The conversion price per share of Series Seed, Series A, Series B, Series B-1, Series B-2, and Series B-3 convertible preferred stock shall be $2.1582, $0.5935, $2.5267, $3.5416, $3.8649, and $4.0028 per share, respectively, as defined by the Company’s certificate of incorporation, as amended. As of September 30, 2021, the conversion ratio for preferred stock was one to one.
Each share of preferred stock will automatically be converted into shares of common stock at the then-effective conversion rate of such shares upon the earlier of (i) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, which results in aggregate gross cash proceeds to the Company in excess of $75 million (net of underwriters’ discounts, concessions, commissions, and expenses) or (ii) (A) with respect to the automatic conversion of a series of Preferred Stock, the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of such series of Preferred stock; and (B) with respect to the automatic conversion of the Common Stock Class F, the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of the Common Stock Class F.
Antidilution Protection—Preferred stock and Common Stock Class F have the following protection provisions.
Preferred stock are protected that so long as at least 5 million shares of Preferred Stock are outstanding (as adjusted for stock split, stock dividends, combinations or other similar recapitalizations), the Company must obtain approval of holders of a majority of the then outstanding shares of Preferred Stock, voting together on an as-converted Common Stock Class A basis (which shall include the approval of the holders of (i) a majority of Series B Preferred Stock, (ii) 66.67% of Series B-1 Preferred Stock), (iii) a majority of Series B-2 Preferred Stock, and (iv) a majority of Series B-3 Preferred Stock to:
I.
Create, authorize or issue (whether by reclassification or otherwise) any new class or series of capital stock or any security that is senior to or on any parity with any series of the Preferred Stock with respect to any right, preference or privilege;

II.
Purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than terms within the Company’s charter;

III.
Liquidate, dissolve, or wind-up the business and affairs of the Company, or consent any of the foregoing, unless such actions are in connection with any Deemed Liquidation Event;

IV.
Increase or decrease the authorized number of shares of Preferred Stock or Common Stock;

V.
Amend, alter or repeal any of the rights, preferences or privileges of any series of the Preferred Stock in a manner adverse to such series of Preferred Stock;

VI.
Amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Company in a manner that adverse to any series of the Preferred Stock;

VII.
Create, or authorize the creation of, or issue, or authorize the issuance of any debt security in an aggregate principal amount in excess of $0.1 million, unless such debt security has been previously approved by the Board of Directors;

VIII.
Increase or decrease the authorized number of directors constituting the Board of Directors; or

IX.
Take any of the foregoing actions indirectly through a subsidiary of the Company.

Common Stock Class F are protected that so long as at least 4.5 million shares of Common Stock Class F are outstanding (as adjusted for stock splits, stock dividends, combinations or other similar recapitalizations), the Company must obtain approval of the holders of a majority of the then outstanding shares of Common Stock Class F, voting together on an as-converted Common Stock Class A basis to:
I.
Amend, alter or repeal any of the rights, preferences or privileges of the Common Stock Class F in a manner adverse to the Common Stock Class F; or

II.
Increase or decrease the authorized number of directors constituting the Board or Directors.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
8. STOCK OPTION PLAN
Stock Option Plans—On May 5, 2011, the Company adopted the BitGo, Inc. 2011 Stock Incentive Plan (the “Plan”) pursuant to which the Board of Directors may grant nonstatutory stock options to purchase shares of the Company’s common stock to outside directors and consultants and either nonstatutory or incentive stock options to purchase shares of the Company’s common stock to employees. The Plan authorizes grants of options up to 4,644,954 stock options and must be granted with an exercise price equal to the stock’s fair market value at the date of grant. Stock options generally have 10-year terms and vest over a four-year period starting from the date specified in each agreement. On October 12, 2018, BitGo Holdings assumed the Plan in connection with a holding company reorganization. On the same date, the Board of Directors approved to increase the number of shares of the Company’s common stock authorized for issuance by 9,733,564 shares, from 4,644,954 shares to 14,378,518 shares. At September 30, 2021, there were 1,812,767 shares available for the Company to grant under the Plan.
In addition to the Plan, the Board of Directors approved in 2014 the Class F Non-Plan Option Grants (the “Non-Plan”) to grant stock options to selected individuals. The prestock split adjusted Non-Plan granted 18,537,220 stock options with an exercise of $0.055 per share. In 2014, the Company had a reverse stock split that was applicable to all outstanding shares and options plans. The split adjusted Non-Plan granted 10,450,163 stock options with an exercise of $0.098 per share. Stock options generally have 10-year terms and vest over a four-year period starting from the date specified in each agreement. On June 23, 2020, the Company modified and cancelled certain outstanding options and regranted the options at the current fair value at that time.
A summary of the status of the employee and nonemployee stock options as of September 30, 2021, and changes during the year then ended is presented below (the number of options represents ordinary shares exercisable in respect thereof):
	2011 Employee Stock Options Plan
	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Terms (In Years)	Aggregate Intrinsic Value
	(In Thousands, Except per Share Amounts and Terms)
Balance – January 1, 2021	7,400	0.19	8.11	$2,811
Options grants	2,200	0.57
Options exercised	(2,415)	0.20
Options canceled/foreited	(1,006)	0.24
Balance – September 30, 2021	6,179	0.31	8.46	$1,585
Exercisable – September 30, 2021	2,224	0.26	7.91	$700
Vested and expected to vest – September 30, 2021	6,179	0.31	8.46	$1,585

*
FY20 and FY21 instrinsic Value is difference of the latest 409A value ($0.57) and the weighted average exercise price

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
	Non-Plan
	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Terms (In Years)	Aggregate Intrinsic Value
	(In Thousands, Except per Share Amounts and Terms)
Balance – January 1, 2021	3,019	0.14	6.05	1,299
Options grants	—	—
Options exercised	(2,049)	0.12
Options canceled/foreited	—	—
Balance – September 30, 2021	969	0.18	7.97	$378
Exercisable – December 31, 2020	219	0.18	7.97	$85
Vested and expected to vest – September 30, 2021	969	0.18	7.97	$378

*
FY20 and FY21 instrinsic Value is difference of the latest 409A value ($0.57) and the weighted average exercise price

For the Plan, the weighted-average grant-date fair value of options granted for the nine month period ending September 30, 2021 was $0.57. The total intrinsic value of options exercised during the nine month period ending September 30, 2021, was $0.9 million. During the nine month period ended September 30, 2021, the Company granted 2.2 million options, with service conditions only. The Company records compensation expense on a straight-line basis over the vesting period. As of September 30, 2021, total compensation cost not yet recognized related to unvested stock options was $0.6 million, which is expected to be recognized over a weighted-average period of 2.52 years. On June 23, 2020, the Company modified and cancelled 4,840,544 outstanding options and regranted the options at the current fair value at that time.
2021
Valuation assumptions:
Fair value of common stock	$0.57
Expected volatility	50.6% to 51.4%
Expected life (years)	5.0 to 6.1
Risk-free interest rate	0.5% to 0.6%
Expected dividend yield	0%
For the Non-Plan, there were no options granted during the nine month period ending September 30, 2021. Total intrinsic value of options exercised during the nine month period ended September 30, 2021 was $0.9 million. On June 23, 2020, the Company modified and cancelled 1,500,960 outstanding options and regranted the options at the current fair value at that time. The Company records compensation expense on a straight-line basis over the vesting period. As of September 30, 2021, total compensation cost not yet recognized related to unvested stock options was $0.3 million, which is expected to be recognized over a weighted-average period of 1.97 years.
Stock-Based Compensation Expense—Employees and Nonemployees—Stock-based compensation expense for both employees and nonemployees was $0.8 million for the nine month period ended September 30, 2021.
Employee Stock Options Valuation—The Company estimates the fair value of stock options on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires estimates of highly subjective assumptions, which affect the fair value of each stock option. The assumptions used to estimate the fair value of stock options granted during the nine month period ended September 30, 2021, are as follows:

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
[Table To Come]
Since the Company’s stock is not publicly traded, the expected volatility is based on the historical and implied volatility of similar companies whose stock or option prices are publicly available, after considering the industry, stage of life cycle, size, market capitalization, and financial leverage of the other companies. The risk-free interest rate assumption is based on observed US Treasury yield curve interest rates in effect at the time of grant appropriate for the expected term of the stock options granted. As permitted under authoritative guidance, due to the limited amount of option exercises, the Company used the simplified method to compute the expected term for options granted to nonexecutive employees for the nine month period ended September 30, 2021. The same methodology was applied to executives for the nine month period ended September 30, 2021.
Stock Options Granted to Nonemployees—Stock-based awards issued to nonemployees are accounted for at fair value and determined using the Black-Scholes option-pricing model. Management believes that the fair value of the stock options is more reliably measured than the fair value of the services received. The fair value of each nonemployee stock-based compensation award is measured at the grant price. During the nine month period ended September 30, 2021, there were 384,029 shares granted to nonemployees.
Since the Company’s stock is not publicly traded, the expected volatility is based on the historical volatility of similar companies whose stock or option prices are publicly available, after considering the industry, stage of life cycle, size, market capitalization, and financial leverage of the other companies. Expected term for nonemployee options represents the contractual term on the valuation date. The risk-free interest rate assumption is based on observed U.S. Treasury yield curve interest rates in effect at the time of grant appropriate for the expected term of the stock options.
9. INCOME TAXES
Our effective income tax rate of 0.0% for the nine months ended September 30, 2021 differed from the U.S. federal statutory rate of 21% primarily due to the application of the valuation allowance against the net operating loss of the US entity and earnings from non-U.S. subsidiaries that operate in jurisdictions with lower tax rates.
The Company has established a full valuation allowance against its U.S. net deferred tax assets due to the uncertainty surrounding the realization of such assets. Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the U.S. net deferred tax assets have been fully offset by a valuation allowance.
Utilization of the net operating loss carryforwards and research and development tax credit carryforwards may be subject to annual limitations due to the ownership change limitations provided by the Internal Revenue Code, as defined in Section 382, and other similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization. The Company is in the process of completing a section 382 study. Since the Company had a full valuation allowance on these assets, there was no material impact to the tax provision.
Annually, the Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities in considering whether any tax benefit can be recorded in the financial statements. As of September 30, 2021, the Company had unrecognized tax benefits of approximately $2,259,780, none of which will affect the effective tax rate if recognized. It is unlikely that the amount of liability for unrecognized tax benefits will significantly change over the next 12 months.
It is the Company’s policy to include penalties and interest expense related to income taxes as a component of other expense and interest expense, respectively, as necessary.
The Company’s major tax jurisdictions are the United States and California, Singapore, United Kingdom, Japan, Germany, and Switzerland. All of the Company’s domestic tax years will remain open for

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
examination by the federal and state tax authorities for three and four years, respectively, from the date of utilization of the net operating loss or R&D Credits. The Company does not have any tax audits or other issues pending.
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was enacted and signed into law. The CARES Act, among other things, includes provisions related to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods and technical corrections to tax depreciation methods for qualified improvement property.
On December 27, 2020, U.S. President Donald J. Trump signed into law the “Consolidated Appropriations Act, 2020.” The legislation includes additional coronavirus (COVID-19) relief that expands upon the relief provided in the “Coronavirus Aid, Relief, and Economic Security Act” (CARES Act) and a number of tax provisions.
The CARES Act and the Consolidated Appropriations Act did not provide an income tax benefit to the Company given its historical U.S. losses and a full valuation allowance against its net U.S. deferred tax assets.
10. RELATED-PARTY TRANSACTIONS
For the nine month period ended September 30, 2021, there $1.6 million revenue transactions with related parties. As of September 30, 2021, the Company had $7.7 million of digital intangible asset borrowings, $1.0 million in loans and $0.1 million of accounts receivable outstanding with related parties.
11. SUBSEQUENT EVENTS
On May 5, 2021, Galaxy Digital Holdings Ltd (“Galaxy Digital”) announced an agreement to buy BitGo. Under the terms of the merger agreement, the consideration to BitGo shareholders will consist of 33.8 million of newly issued shares of Galaxy Digital common stock and $265 million in cash, subject to certain adjustments and deferred purchase considerations, implying an aggregate transaction value of approximately $1.2 billion based on Galaxy Digital’s closing share price on May 4, 2021.
The transaction has been approved by the boards of directors of both Galaxy Digital and BitGo. The acquisition is expected to close in the first quarter of 2022, subject to approval by Galaxy Digital’s shareholders of the domestication of Galaxy Digital as a Delaware corporation and other acquisition-related closing conditions and regulatory approvals.
In addition to the above, the Company evaluated subsequent events from September 30, 2021 through January 4, 2022, which represents the date the consolidated financial statements were available to be issued. Except for the items described above, the Company determined there were no such events that warrant recognition or disclosure in the consolidated financial statements.
******

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Deloitte & Touche LLP 555 Mission Street Suite 1400 San Francisco, CA 94105 USA Tel:+1415 783 4000 www.deloitte.com
INDEPENDENT AUDITORS’ REPORT
To the Board of Directors of BitGo Holdings, Inc.:
We have audited the accompanying consolidated financial statements of BitGo Holdings, Inc. and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2020, 2019 and 2018, and the related consolidated statements of Operations, Stockholders’ Deficit, and Cash Flows for each of the three years in the period ended December 31, 2020, and the related notes to the consolidated financial statements.
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but  not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BitGo Holdings, Inc. and its subsidiaries as of December 31, 2020, 2019 and 2018, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2020 in accordance with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche LLP
September 7, 2021

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
BitGo Holdings, Inc. and Subsidiaries
Consolidated Balance Sheet
(in thousands, except share data)
As of December 31, 2020
Assets
Cash and cash equivalents	$15,494
Accounts receivable, net	5,719
Loan receivables	22,700
Digital intangible assets	49,037
Digital intangible asset loans	52,349
Digital intangible assets – restricted	1,274,097
Equipment and software, net	5,076
Other assets	7,530
Total Assets	$1,432,002
Liabilities and Stockholders’ Deficit
Liabilities
Accounts payable	$1,846
Deferred revenue	2,273
Obligations to return digital intangible assets	59,647
Obligations to return collateral	41,140
Obligations to exchange digital intangible assets	1,337,591
Embedded derivative related to digital intangible assets	2,048,619
Other liabilities	4,296
Total Liabilities	3,495,412
Stockholders’ Deficit
Common stock $0.0001 par value – 118,507,269 shares authorized; 29,866,446 shares issued and outstanding	3
Series B-3 convertible stock, $0.0001 par value – 7,000,000 shares authorized, 5,976,760 shares issued, and outstanding (liquidation preference of $25,838)	14,661
Series B-2 convertible stock, $0.0001 par value – 1,896,757 shares authorized, issued, and outstanding (liquidation preference of $3,780)	2,963
Series B-l convertible stock, $0.0001 par value – 4,235,374 shares authorized, issued, and outstanding (liquidation preference of $16,200)	14,959
Series B convertible stock, $0.0001 par value – 16,820,400 shares authorized, and 16,820,350 shares issued and outstanding (liquidation preference of $45,899)	42,310
Series A convertible stock, $0.0001 par value – 21,005,676 shares authorized, issued, and outstanding (liquidation preference of $13,465)	11,913
Series Seed convertible stock, $0.0001 par value – 2,780,080 shares authorized, issued, and outstanding (liquidation preference of $2,480)	6,000
Additional paid-in capital	16,245
Accumulated deficit	(2,172,464)
Total stockholders’ deficit	(2,063,410)
Total liabilities and stockholders’ deficit	$1,432,002
The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Bitgo Holdings, Inc. and Subsidiaries
Consolidated Statement OF Operations
(in thousands)
Year ended December 31, 2020
Revenue
Wallet services	27,084
Professional services	2,200
Fees from digital intangible asset loans	6,333
Interest income	1,013
Other income	146
Total Revenue	36,776
Expenses
Compensation and benefits	26,489
Professional fees	8,580
Equipment and technology	6,543
Borrowing fees related to digital intangible asset loans	3,680
Occupancy	1,632
Insurance	1,378
Other expenses	2,686
Total Expenses	50,988
Loss from operations	(14,212)
Other gains/(losses)
Gains on disposal of digital intangible assets	24,680
Change in fair value of embedded derivatives	(2,049,875)
Impairment of digital intangible assets	(93,155)
Total Other Losses	(2,118,350)
Loss before income taxes	(2,132,562)
Provision for income taxes	(719)
Net loss	$(2,131,843)
The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
BitGo Holdings, Inc. and subsidiaries
Consolidated Statement OF Stockholders’ Deficit
(in thousands, except share data)
	Common Stock Class A		Common Stock Class F		Preferred Stock Series Seed		Preferred Stock Series A		Preferred Stock Series B		Preferred Stock Series B-1		Preferred Stock Series B-2		Preferred Stock Series B-3		Additional Pain-in Capital	Accumulated	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2019	13,348,587	$1	5,144,850	$1	2,780,080	$6,000	21,005,676	$11,913	16,820,350	$42,310	4,235,374	$14,959	—	$—		$—	$3,177	$(40,621)	$37,740
Common stock issued in connection with exercises of stock options	2,361,088	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	689	—	689
Repurchase of common stock	(7,187)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1)	—	(1)
Stock-based compensation expense		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	951	—	951
Common stock issued in connection with Hedge asset acquisition	48,975	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	47	—	47
Stock issued in connection with Lumina asset acquisition	3,861,423	—	—	—	—	—	—	—	—	—	—	—	1,896,757	2,963	—	—	2,347	—	5,310
Stock issued in connection with Harbor transaction	5,108,710	—	—	—	—	—	—	—	—	—	—	—	—	—	5,976,760	14,661	9,035	—	23,697
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,131,843)	(2,131,843)
Balance at December 31, 2020	24,721,596	$2	5,144,850	$1	2,780,080	$6,000	21,005,676	$11,913	16,820,350	$42,310	4,235,374	$14,959	1,896,757	$2,963	5,976,760	$14,661	$16,245	$(2,172,464)	$(2,063,410)
The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
BitGo Holdings, Inc. and Subsidiaries
Consolidated Statement OF Cash Flows
(in thousands)
Year ended December 31, 2020
Cash flow form operating activities:
Net loss	$(2,131,843)
Adjustment to reconcile net loss to net cash used by operating activities:
Stock-based compensation expense	951
Depreciation and amortization	1,423
Impairment of digital intangible assets	93,155
Change in fair value of embedded derivative related to obligations to return digital intangible assets	108,234
Gain on return of digital intangible asset loans	(15,481)
Change in fair value of embedded derivative related to obligations to exchange digital intangible assets	1,941,640
Gain on exchange of digital intangible assets – restricted	(7,963)
Digital Intangible Assets received as revenue payments	(13,035)
Gains on disposal of digital intangible assets	(1,235)
Changes in assets and liabilities
Accounts receivable, net	(3,587)
Digital intangible assets	1,553
Other assets	(3,577)
Obligation to return cash collateral	8,545
Accounts payables	2,994
Deferred revenue	1,164
Other liabilities	720
Net cash used in operating activities	(16,341)
Cash flow from investing activities:
Purchase of equipment and software	(136)
Asset acquisition – Lumina	515
Origination of loans receivable	(66,958)
Repayment of loans receivable	44,258
Net cash used in investing activities	(22,321)
Cash flow from financing activities:
Proceeds from the issuance of common stock upon exercise of options	689
Repurchase of common stock	(1)
Proceeds from stock issued in connection with Harbor transaction	23,696
Net cash provided by financing activities	24,384
Net increase in cash and cash equivalents	(14,278)
Cash and cash equivalents, beginning of year	29,772
Cash and cash equivalents, end of year	$15,494
Non-cash operating activities:
Digital Intangible Assets received as revenue payments	13,035
Digital intangible assets used as accounts payable payments	2,641
The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
BitGo Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2020
1.
DESCRIPTION OF BUSINESS

BitGo Holdings, Inc. and Subsidiaries (the “Company” or “BitGo”) was incorporated in Delaware in 2011. The Company provides various products to its clients including multi-signature blockchain wallet solutions allowing for secure storage and lending of digital assets. The Company also provides professional services to develop smart contracts.
The Company is located and headquartered in Palo Alto, California. The Company has wholly owned subsidiaries located in New York, New York, Sioux Falls, South Dakota, London, England, Tokyo, Japan, Berlin, Germany, Zug, Switzerland and Singapore. The Company’s wholly owned subsidiary, BitGo Trust Company, Inc., is a trust company licensed with and regulated by the South Dakota Division of Banking. The Company’s revenues are derived primarily from operations in the United States.
Risks and Uncertainties—The Company is subject to a number of risks similar to those of other early-stage companies, including, but not limited to, a limited operating history; the need for additional capital or financing to fund operating losses; competition from alternative products and services, both from other early stage and larger more established companies; protection of proprietary technology; and dependence on key individuals. The limited history of digital asset markets has shown that market participants must continually adapt to technological change and to innovate new solutions in order to secure and safeguard assets. The regulatory environment for the custody of digital intangible assets is complex, evolving, and uncertain, requiring the Company to allocate resources in legal, accounting, compliance, technology, and other functions that could impact the Company’s consolidated financial statements. Future regulatory rules adopted domestically and internationally may impose obligation and restrictions on how the Company manages and conducts its business activities in the future.
The growth of the digital assets industry in general is subject to a high degree of uncertainty and volatility. The Company is dependent on fee-based business for a majority of its revenue that may be materially impacted by how its customers and other market participants engage in activities around transfers of digital assets. In addition, the Company holds positions in digital assets, which are subject to a high degree of uncertainty and volatility, including the ability to liquidate those positions at favorable prices, impacting the Company’s consolidated financial statements.
Customer digital assets are not assets of the Company and therefore, are not recognized on the Company’s consolidated financial statements. As a digital asset custodian, the Company is responsible for the safeguarding of customer digital assets. A cybersecurity incident, or a failure to protect the Company’s computer systems, networks, and information, and clients’ information against cybersecurity threats, could result in the theft, loss, unauthorized access to, disclosure, use, or alteration of digital assets. Any such incident or failure could adversely impact the Company’s ability to conduct businesses and impact the Company’s consolidated financial statements.
Additionally, digital intangible asset loans extended to clients carry counterparty risk. The Company assesses such risks on each transaction including the probability that the counterparty may not fulfill its contractual obligations which may result in a default. Any contractual default by a counterparty may have a material impact on the Company’s business and impact the Company’s consolidated financial statements.
Liquidity and Capital Resources—To date, the Company has not generated significant revenues and has incurred significant net losses and negative cash flows from operations. The Company financed its operations and development primarily through private placements of preferred stock.
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).
Principals of Consolidation—The consolidated financial statements include the accounts of BitGo Holdings. and subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2020
Use of Estimates—The preparation of consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expense during the reporting period. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the consolidated financial statements; therefore, actual results could differ.
Cash and cash equivalents—The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. As of December 31, 2020, cash and cash equivalents consists primarily of investments in US Dollar denominated money market funds, checking, and savings deposits. The Company’s cash balances exceed those that are federally insured.
In accordance with Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, the Company determined the fair value hierarchy of its money market fund as Level 1, which approximated $8.7 million as of December 31, 2020.
Accounts Receivable, Net—Accounts receivables are unpaid outstanding invoice amounts less allowance for doubtful accounts. The Company’s policy is to evaluate its accounts receivable and determines whether to provide an allowance for doubtful accounts or if any accounts should be written off based on specific knowledge of a customer, past history of write-offs, collections, and other factors. Management evaluates the allowance for doubtful accounts on a monthly basis. A receivable is considered past due if the Company has not received payments based on agreed-upon terms. The Company generally does not require any security or collateral to support its receivables. The allowance for doubtful accounts was $0.4 million as of December 31, 2020.
Equipment and Software—Equipment and software consists primarily of information technology-related equipment, developed technology, furniture and leasehold improvements. Equipment and software are stated at cost, less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The Company uses an estimated useful life of three years for employee-related computers, other office equipment, and site-related computer hardware and software, and seven years for furniture. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset. The Company determined the developed technology to have a 3-year estimated life driven by the expected use of the technology stack.
Digital Intangible Assets—Under US GAAP, digital assets are accounted for as indefinite lived intangible assets, in accordance with ASC 350, Intangibles—Goodwill. These “Digital Intangible Assets” are a medium of exchange.
The assets consist of coins or tokens that are built on a blockchain. The Company acquires digital intangible assets through cash purchases and payments from customers. As intangible assets, the assets are initially recorded at cost and tested for impairment annually or when evidence of impairment exists. An impairment loss is recorded if the carry value of the digital asset exceeds the estimated fair value based on the closing price on an exchange during the fiscal year. Gains on such assets are not recorded or recognized until their final disposition. The realized gains on disposals of digital intangible assets gains and impairment of digital intangible assets are recorded as Other Gains/(Losses).
Digital Intangible Asset Loans—The Company enters into arrangements with counterparties to lend digital intangible assets. The Company evaluates the lending transactions for derecognition of non-financial assets under ASC 350-10, which requires consideration of the derecognition guidance in ASC 610-20 and determined that as the Company retains the legal ownership title to the loaned assets, the derecognition criteria have not been met. The Company presents digital intangible assets on loan to counterparties as digital intangible assets loans on the consolidated balance sheet, which are accounted for as indefinite lived intangible assets under ASC 350.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2020
Digital Intangible Asset Collateral—As part of the digital assets lending arrangements, the Company may require digital intangible assets collateral from its borrowers as security in the event of borrower default. Digital intangible assets received as collateral for digital intangible asset loans are unrestricted and are initially recorded at fair value on the date of receipt. As of December 31, 2020, the Company received $32.6 million in digital intangible assets as collateral, which is recognized as part of digital intangible assets on the consolidated balance sheet.
Loan Receivables—The Company originates loans to its institutional customers who meet the Company’s risk assessment criteria. The Company classifies these loans as held for investment and the loans are recorded at amortized cost. The Company does not charge a fee to originate loans and there are origination expenses incurred by the company associated with the origination of the loan receivables. Accordingly, there is no balance to defer and amortize to interest income. As part of the lending arrangements, the Company receives digital intangible assets as collateral, which are unrestricted. Substantially all of the loan receivables are secured by digital intangible assets. The Company’s policy is to regularly evaluate its credit exposure to each borrower to determine whether to provide an allowance for loan loss. As of December 31, 2020, no loan receivables are past due, and the Company did not record an allowance for loan loss. Subsequent to year end, the entire loan receivables outstanding as of December 31, 2020, of $22.7 million was repaid by borrowers.
Digital Intangible Assets—Restricted—The Company provides services to counterparties through smart contracts to create Wrapped Bitcoins (“WBTC”), which are tokens residing on the Ethereum network. The Company receives Bitcoins from counterparties in exchange for delivering WBTCs. Under the contractual arrangement, the Company is restricted from using the Bitcoin received and must return the Bitcoin to counterparties upon being presented with WBTC’s it previously delivered. The Company recognizes and presents the Bitcoin received at fair value on the date of receipt.
Other Assets—Other assets consists primarily of prepaid expenses, deferred commissions, and rental deposits.
Obligations to Return Digital Intangible Assets—The Company enters into arrangements with counterparties to borrow digital intangible assets. The Company recognizes the digital intangible assets borrowed at fair value on the date the asset is received and records a corresponding obligation to return the borrowed asset in the same amount within Obligations to Return Digital Intangible Assets on the accompanying consolidated balance sheet. The digital intangible asset received from borrowing transactions are accounted for as indefinite lived intangible assets under ASC 350 and are included within Digital Intangible Asset Loans in on the accompanying consolidated balance sheet. The obligation is fulfilled by returning digital intangible assets in accordance with the contractual terms of the borrowing agreements.
Obligation to Return Collateral—As part of digital assets lending arrangements, the Company may require cash or digital asset collateral from its borrowers as security in the event of borrower default. The Company recognizes an obligation to return the collateral in an amount equal to either the cash or the digital intangible assets received. Digital assets received as collateral are accounted for as indefinite lived intangible assets under ASC 350 and are included within Obligation to Return Collateral on the accompanying consolidated balance sheet.
Embedded Derivative related to Obligation to Return Digital Intangible Assets—As part of digital intangible borrowing and collateral related to lending transactions, the Company determined that the variability in the fair value of digital intangible assets is a feature embedded in the obligation to return a fixed quantity of digital intangible assets. The embedded feature is evaluated as a derivative that is not clearly and closely related to the host contract and therefore, is separately recognized at fair value with unrealized changes in fair value recognized on the consolidated statement of operations under Other Gains/(Losses). Further, the Company estimates the fair value of the derivative liability based on the closing price on an exchange and considers the fair value hierarchy of the derivative liability as level 2 under ASC 820.
Obligations to Exchange Digital Intangible Assets—As noted above, the Company receives Bitcoins from counterparties in exchange for delivering WBTCs. The Bitcoin received are accounted for as indefinite lived

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2020
intangible assets under ASC 350 and are presented on the consolidated balance sheet as digital intangible assets—restricted. The Company records a corresponding obligation to exchange digital intangible assets in the same amount. The obligation is fulfilled by exchanging Bitcoin for WBTC upon request by counterparties.
Embedded Derivative related to Obligation to Exchange Digital Intangible Assets—As part of the WBTC transactions, the Company determined that the obligation to repay the underlying BTC assets is indexed to the value of the BTC that can be required to be returned, which represents a feature embedded in the obligation to exchange a fixed quantity of digital intangible assets. The embedded feature is evaluated as a derivative that is not clearly and closely related to the host contract and therefore, is separately recognized at fair value with unrealized changes in fair value recognized on the consolidated statement of operations under Other Gains/(Losses). The Company estimates the fair value of the derivative asset based on the closing price on an exchange and considers the fair value hierarchy of the derivative asset as level 2 under ASC 820.
Other Liabilities—Other liabilities consists of primarily accrued compensation and related benefits and accrued general and administrative expenses.
Revenue Recognition—The Company records revenue from wallet services, professional services fees and lending fees. The Company recognizes revenue when control of promised services or software is transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those services or software.
The Company determines revenue recognition through the following steps:
•
Identification of the contract, or contracts, with a customer.

•
Identification of the performance obligations in the contract.

•
Determination of the transaction price.

•
Allocation of the transaction price to the performance obligations in the contract.

•
Recognition of revenue when, or as, a performance obligation is satisfied.

Wallet Services Revenue
Wallet Services revenue consists primarily of providing digital intangible asset wallet services to institutional and retail customers in exchange for certain up-front, plus monthly fees for providing access to the Company’s platform for multi-signature wallets that provide security and custody for digital assets. Wallet services revenue is recognized monthly based on usage each month, with any onboarding fees recognized ratably over the contract duration, commencing when the service is made available to the customer (generally upon onboarding). Arrangements are generally for one year. The Company’s wallet services arrangements do not provide customers with the right to take possession of the software supporting the platform and, as a result, are accounted for as a right to access the services. The right to access the services is a single performance obligation, which represent a series of distinct service periods over the duration of the contract. Contracts for wallet services contain fixed fees for onboarding and certain features, as well as variable usage-based fees subject to a monthly minimum. The Company does not include usage-based fees in the transaction price as such fees represent variable consideration allocable to the period in which it is earned. Customers are typically invoiced monthly in arrears based on usage subject to minimum monthly fees with payment terms of 30 days.
Also included in wallet service revenue, are the fees related to the Company’s WBTC service. Fee income is recognized when the performance obligation of issuing a WBTC, referred to as a mint event occurs. Fee income is also recognized upon the redemption of the WBTC, referred to as a burn event. During the year ended December 31, 2020, BitGo generated fees relating to minting and burning WBTC tokens of

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2020
$0.7 million and $0.1 million, respectively. The mint and burn events each represent a distinct performance obligation, arising from separate contracts to perform mint and burn services upon request from our customers.
Professional Services Revenue
Professional services revenue consists primarily of development fees for customized blockchain and software development kits. Professional services contracts include fees that are not subject to variability for customized development. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis, but if the performance obligations are delivered concurrently with the same pattern of transfer, the Company accounts for such obligations as if they were a single performance obligation. As of December 31, 2020, the company has capitalized $1.0 million non-recurring engineering costs, recorded as part of other assets, that will be expensed when the software is delivered.
Fee Income from Digital Intangible Asset Loans
Fee income from digital intangible assets loans include revenue generated from lending digital intangible assets from the Company’s own inventory in addition to assets sourced through an established network of high net-worth individuals, family offices, and institutional lenders. The fees and rates related to this service, which are usage based, vary by customer risk profile and market conditions. The delivery of assets represents a single performance obligation and fees are accrued and recognized as they contractually become due.
Interest Income
Interest Income is generated from the Company’s loan receivables and is accrued as interest payments become contractually due. Loans are placed on non-accrual status once they are delinquent for over 90 days. As of December 31, 2020, all loans are current and there are no loans on a non-accrual status.
Significant Customers
Significant customers are those that represent more than 10% of the Company’s total revenue or gross accounts receivable balance at each balance sheet date. During the year ended December 31, 2020, the Company had no customer that accounted for 10% or more of total revenue. As of December 31, 2020, the Company had one customer that accounted for 10% or more of gross accounts receivable, which have been subsequently collected. As of December 31, 2020, the Company had four customers that accounted for 10% or more of total loan receivables, which have been subsequently collected.
Deferred Revenue—Deferred revenue consists of billings or payments received in advance of revenue recognition and is recognized as the revenue recognition criteria are met.
Deferred Commissions and Costs to Fulfill—As part of its adoption of Accounting Standard Update (ASU) No. 2014-09, Revenue from Contracts With Customers, the Company capitalizes incremental costs of obtaining a revenue contract. Under this accounting policy, the capitalized amounts consist primarily of sales commissions paid to the Company’s direct sales force upon executive of new of contracts. Costs capitalized related to new revenue contracts are amortized on a straight-line basis over the estimated life of the customer, which, although longer than the typical initial contract period, reflects the average period of benefit, including expected contract renewals. The Company does not pay sales commissions for renewal contracts. The capitalized commissions are recorded as part of Other Assets.
Amortization of capitalized costs to obtain revenue contracts is included in compensation and benefits expense in the accompanying consolidated statement of operations. As of the beginning of year, the Company had certain amount capitalized related to costs to obtain revenue contracts in prior years.
Compensation and Benefits—Compensation and benefits expenses consist of primarily employees’ salaries, bonuses, travel, amortization of equity awards, and other items, such as benefits. For the year ended December 31, 2020, the compensation and benefits expense was $26.5 million.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2020
Professional Fees—Professional fees consist of temporary staffs, consultants, recruiting services, and outside legal costs. For the year ended December 31, 2020, professional fees were $8.6 million.
Equipment and Technology—Equipment and technology expense consist of hardware and software that are not capitalized in accordance with the Company’s capitalization policy, hosting costs, depreciation, and amortization. For the year ended December 31, 2020, equipment and technology expense was $6.5 million.
Borrowing fees related to digital intangible asset loans—Borrowing fees related to digital intangible asset loans consist of fees paid to lenders of digital intangible assets based upon specific contractual terms and conditions. For the year ended December 31, 2020, borrowing fees related to digital intangible assets loans were $3.7 million.
Occupancy—Occupancy expenses consist of rent, landlord transferred fees, such as property tax, utilities, and telecommunication. For the year ended December 31, 2020, occupancy expense was $1.6 million, of which $1.4 million consisted of facilities rent.
Other Expenses—Other expenses includes bad debt, unrealized gains/losses, marketing, office and other overhead costs. For the year ended December 31, 2020, other expenses were $2.7 million.
Income Taxes—Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2020, the Company has recorded a valuation allowance against its US deferred tax assets (see Note 10).
The Company recognizes uncertain tax positions when it meets a more-likely-than-not threshold. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as Income Tax Expense, as necessary.
Stock-Based Compensation—The Company measures and records the expense related to stock-based payment awards based on the fair value of those awards as determined on the date of grant. The Company recognizes stock-based compensation expense over the requisite service period of the individual grant, generally equal to the vesting period and uses the straight-line method to recognize stock-based compensation. The Company uses the Black-Scholes-Merton (“Black-Scholes”) option-pricing model to determine the fair value of stock awards. The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions, which determine the fair value of share-based awards, including the option’s expected term and the price volatility of the underlying stock. The Company calculates the fair value of options granted by using the Black-Scholes option-pricing model with the following assumptions:
Expected Volatility—The Company estimated volatility for option grants by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the option grant for a term that is approximately equal to the options’ expected term.
Expected Term—The expected term of the Company’s options represents the period that the stock-based awards are expected to be outstanding. The Company uses a simplified method available to nonpublic companies to determine the expected term for the valuation of options. The Company has elected to use the midpoint of the stock options vesting term and contractual expiration period to compute the expected term, as the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post vesting employment termination behavior.
Risk-Free Interest Rate—The risk-free interest rate is based on the implied yield currently available on US Treasury zero-coupon issues with a term that is equal to the options’ expected term at the grant date.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2020
Dividend Yield—The Company has not declared or paid dividends to date and does not anticipate declaring dividends. As such, the dividend yield has been estimated to be zero.
Forfeiture Rate—The Company elected to record forfeitures as they occur in accordance to ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting.
Pursuant to ASU 2016-09, the Company recognized all excess tax benefits and tax deficiencies in the income statement in the period the deduction arises.
The Company records compensation expense related to stock options issued to nonemployees, including advisors based on the fair value of the stock options calculated using the Black-Scholes option-pricing model over the service performance period as the equity instruments vest. As a result, the fair value of options granted to nonemployees is measured at grant date and recognized as an expense related to unvested equity instruments over the period the services are rendered. The Company measures the value of these options at the grant date and recognizes the expense over the service period in line with the guidance under ASU 2018-07.
Concentrations of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, trade accounts receivable and digital intangible asset loans. The Company invests its excess cash in low-risk, highly liquid money market funds with major financial institutions. The Company closely monitors the extension of credit to its customers, while maintaining allowances, if necessary, for potential credit losses. On a regular basis, BitGo evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of partial write-offs and collections and current credit conditions. Risks related to digital intangible asset and loan receivables, including customer concentration limits, collateral and margin requirements, are monitored on a daily basis.
Employee Benefit Plan—The Company sponsors a qualified 401(k) defined contribution plan covering eligible employees. Participants may contribute a portion of their annual compensation limited to a maximum annual amount set by the Internal Revenue Service. The Company matches up 4% of the employees’ salary annual contribution. The defined contribution expenses recorded in the Company’s consolidated statement of operations were not material during the year.
Recent Accounting Pronouncements—Not Yet Adopted—In February 2016, the FASB issued updated guidance on leases that requires a lessee to recognize the assets and lease liabilities on the balance sheet for certain leases classified as operating leases under previous US GAAP. On June 3, 2020, the FASB issued ASU 2020-05, which amends the effective dates of the Board’s standards on leasing (ASC 842) to give immediate relief to certain entities as a result of the widespread adverse economic effects and business disruptions caused by the coronavirus disease 2019 (COVID-19) pandemic. The updated guidance is effective for nonpublic entities for reporting periods beginning after December 15, 2021. The Company is currently evaluating the effect this new guidance will have on its consolidated financial statements.
In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which amends Subtopic 326-20 (created by ASU 2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20. Additionally, in April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments; in May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief; in November 2019, the FASB issued ASU 201910, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, and ASU 2019-11, Codification Improvements to Topic 326, Financial Instruments—Credit Losses; and in March 2020, the FASB issued ASU 2020-03, Codification Improvements to Financial Instruments, to provide further clarifications on certain

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2020
aspects of ASU 2016-13 and to extend the nonpublic entity effective date of ASU 2016-13. The changes (as amended) are effective for the Company for annual and interim periods in fiscal years beginning after December 15, 2022. The Company is currently evaluating the effect this new guidance will have related to loan receivables and its consolidated financial statements.
On August 29, 2018, the FASB issued Accounting Standards Update No. 2018-15, Intangibles— Goodwill and Other—Internal-Use Software (Subtopic 350-40)—Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”), which aligns the accounting for implementation costs incurred in a hosting arrangement that is a service contract with the accounting for implementation costs incurred to develop or obtain internal-use software under ASC 350-40, in order to determine which costs to capitalize and recognize as an asset and which costs to expense. The updated guidance is effective for nonpublic entities for annual reporting periods beginning after December 15, 2020. The Company intends to apply the standard prospectively. As such, there is not expected to be an impact on adoption.
3.
INTANGIBLE ASSETS AND EQUIPMENT AND SOFTWARE

Equipment and software as of December 31, 2020, are composed of the following:
2020
(in thousands)
Computer equipment and software	$7,617
Furniture and office equipment	134
Leasehold improvements	478
Total Equipment and Software	8,229
Less accumulated depreciation and amortization	(3,153)
Equipment and Software, net	$5,076
Total depreciation and amortization expense for the year ended December 31, 2020, was $2.3 million.
The Company has not acquired any equipment under capital leases.
4.
COMMITMENTS AND CONTINGENCIES

Leases—The Company leases office spaces under noncancelable operating lease agreements, which expire from 2021 through 2023. The Company is required to pay property taxes, insurance, and normal maintenance costs for certain of these facilities, and will be required to pay any increases over the base year of these expenses on the remainder of the Company’s facilities.
Deferred Rent—Certain of the Company’s operating leases contain predetermined fixed escalations of minimum rentals during the lease term. For these leases, the Company recognizes the related rental expense on a straight-line basis over the life of the lease from the date the Company takes possession of the office and records the difference between amounts charged to operations and amounts paid as deferred rent. As part of its lease agreements, the Company may receive lease incentives, primarily tenant improvement allowances and free rent. These allowances and free rent are also deferred and are amortized as a reduction of rent expense on a straight-line basis over the lease term. As of December 31, 2020, $0.04 million had been accrued.
Rental expense for operating leases for the year ended December 31, 2020, was $1.4 million.
Future minimum lease payments under noncancelable operating leases as of December 31, 2020, are as follows:

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2020
Year Ending December 31, 2020	Operating Leases
(in thousands)
2021	$1,087
2022	1,100
2023	356
Total Minimum future lease payments	$2,543
Litigation—From time to time, the Company may become involved in various legal proceedings in the ordinary course of its business and may be subject to third-party claims. Management believes that any liability of the Company that may arise out of or with respect to these matters will not materially adversely affect the Company’s consolidated financial statements.
5.
LOAN RECEIVABLES

Loan receivables activity for the fiscal year ended December 31, 2020, is as follows:
2020
(in thousands)
Beginning Balance	$—
Origination of loan receivable	66,958
Repayment of loan receivable	(44,258)
Ending Balance	$22,700
As of December 31, 2020, the Company did not record an allowance for loan loss on loan receivables and did not experience any charges offs during the fiscal year. Subsequent to year end, the entire loan receivables outstanding as of December 31, 2020, was repaid by borrowers. All loans are classified as current.
The Company may require cash or digital intangible asset collateral from its borrowers as security in the event of borrower default. The Company recognizes an obligation to return the collateral in an amount equal to either the cash or the digital intangible assets received. Total collateral as of December 31, 2020, was $33.7 million.
6.
GUARANTEES AND INDEMNIFICATIONS

In the normal course of business, the Company may agree to indemnify third parties with whom it enters into contractual relationships, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters. The Company has agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that the Company’s products when used for their intended purposes the intellectual property rights of such other third parties, or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each claim.
7.
ASSET ACQUISITION

On February 7, 2020, the Company entered into an agreement and plan of merger with Lumina Technologies, a crypto-native financial technology platform, that gives institutional investors a dashboard for managing, accounting, and tracking the entirety of their digital asset holdings and activities across wallets, exchanges, and service providers. Substantially all the value of the transaction upon acquisition related to a developed technology asset of $6.3 million, which was capitalized in equipment and software in the consolidated balance sheet and amortized over three years. Total consideration at close included 3,861,423 Common A shares and 1,896,757 Preferred Series B-2 shares.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2020
8.
CAPITAL STOCK

Convertible preferred stock as of December 31, 2020, consisted of the following (in thousands, except for share data):
	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Value
Series Seed	2,780,080	2,780,080	$2.16	$6,000
Series A	21,005,676	21,005,676	0.59	12,100
Series B	16,820,400	16,820,350	2.53	42,500
Series B-l	4,235,374	4,235,374	3.54	15,000
Series B-2	1,896,757	1,896,757	1.85	3,500
Series B-3	7,000,000	5,976,760	4.00	23,924
	53,738,287	52,714,997		$103,024
The Company’s certificate of incorporation, as amended, designates and authorizes the Company to issue 53,738,287 shares of preferred stock, of which 2,780,080 shares are designated as Series Seed convertible preferred stock, 21,005,676 shares are designated as Series A convertible preferred stock, and 16,820,400 shares are designated as Series B convertible preferred stock, 4,235,374 shares are designated as Series B-1 convertible preferred stock, 1,896,757 are designated as Series B-2 convertible preferred stock, and 7,000,000 are designated as Series B-3 convertible preferred stock.
As of December 31, 2020, the Company had 118,507,269 shares of $0.0001 par value common stock authorized, which 100,000,000 are designated as Common Stock Class A, 24,721,596 of which are issued and outstanding, and 18,507,269 are designated as Common Stock Class F, 5,144,850 of which are issued and outstanding.
On February 18, 2020, the Company entered into an equity financing transaction via an acquisition agreement with Harbor Platform Inc. (“Harbor”) to acquire cash held by Harbor. The Company issued 5,108,710 Common A shares and 5,976,760 Preferred Series B-3 shares as acquisition consideration.
The holders of Series Seed, Series A, Series B, Series B-1, Series B-2, and Series B-3 convertible preferred stock have various rights and preferences as follows:
Voting—Each share of convertible preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as one class with the common stock, except as below:
Holders of Series B preferred stock, exclusively and as a separate class, are entitled to elect two members to the Company’s board of directors (the “Board of Directors”).
Holders of Series A preferred stock, exclusively and as a separate class, are entitled to elect one member to the Board of Directors.
Holders of Series Seed preferred stock, exclusively and as a separate class, are entitled to elect one member to the Board of Directors.
Holders of Common Stock Class F, exclusively and as separate class, are entitled to elect one member to the Board of Directors.
Holders of Common Stock Class A and F, voting together as a single class on an as converted to Common Stock Class A basis, are entitled to elect one member to the Board of Directors.
Holders of Common Stock Class F and preferred stock, voting together as a single class on an as converted to Common Stock Class A basis separately from the holders of Common Stock Class A, are entitled to elect one member to the Board of Directors.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2020
Dividends—The holders of Series Seed, Series A, Series B, and Series B-1 preferred stock shall be entitled to receive, out of any funds legally available, noncumulative dividends prior and in preference to any dividends paid on the common stock, at the rate of $0.3202, $0.147624, $0.2833, $0.2021, $0.0475, and $0.1726 per share per annum for Series B-3, Series B-2, Series B-1, Series B, Series A, and Series Seed, respectively, as adjusted for stock splits, stock dividends, combinations, recapitalizations, and similar transactions, when, as and if declared by the Board of Directors. After payment of such dividends on the Series Seed, Series A, Series B, Series B-1, Series B-2, and Series B-3 preferred stock, any additional dividends or distributions shall be distributed among all holders of common stock in proportion to the number of shares of common stock that would be held by each such holder if all shares of preferred stock were converted to common stock at the then-effective conversion rate. Such dividends are not cumulative. No dividends have been declared or paid on the Company’s preferred stock.
Liquidation Preference—In the event of any liquidation, dissolution, or winding-up of the Company, the holders of preferred stock shall be entitled to receive, ratably, prior and in preference to any distribution of the assets or funds of the Company to the holders of the common stock, the greater amount equal to the issuance price per share of $4.0028, $1.8453, $3.5416, $2.5267, $0.5935, and $0.7194 for Series B-3, Series B-2, Series B-1, Series B, Series A, and Series Seed, respectively, plus any dividends declared but unpaid thereon or such amount per share as would have been payable had all shares have been converted into Common Stock (the “Liquidation Preference”). If the Company has insufficient assets to permit payment of the Liquidation Preference in full to all holders of preferred stock, then the assets of the Company shall be distributed ratably to the holders of Series B, Series B-1, Series B-2, and Series B-3 preferred stock. If any assets remain after distribution to holders of Series B, Series B-1, Series B-2, and Series B-3 preferred stock, then the assets would be distributed ratably to the holders of Series A and Series Seed preferred stock.
After payment of the Liquidation Preference to the holders of preferred stock, the remaining assets of the Company shall be distributed ratably to the holders of common stock on a fully converted basis.
Redemption—Preferred stock and common stock are not redeemable at the option of the holder.
Conversion—Each share of preferred stock is convertible at the option of the holder, at any time after the date of issuance of such share, into shares of common stock as is determined by dividing the original purchase price of preferred stock by the conversion price in effect at the time of conversion for such series of preferred stock. The conversion price per share of Series Seed, Series A, Series B, Series B-1, Series B-2, and Series B-3 convertible preferred stock shall be $2.1582, $0.5935, $2.5267, $3.5416, $3.8649, and $4.0028 per share, respectively, as defined by the Company’s certificate of incorporation, as amended. As of December 31, 2020, the conversion ratio for preferred stock was one to one.
Each share of preferred stock will automatically be converted into shares of common stock at the then-effective conversion rate of such shares upon the earlier of (i) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, which results in aggregate gross cash proceeds to the Company in excess of $75 million (net of underwriters’ discounts, concessions, commissions, and expenses) or (ii) (A) with respect to the automatic conversion of a series of Preferred Stock, the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of such series of Preferred stock; and (B) with respect to the automatic conversion of the Common Stock Class F, the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of the Common Stock Class F.
Antidilution Protection—Preferred stock and Common Stock Class F have the following protection provisions.
Preferred stock are protected that so long as at least 5 million shares of Preferred Stock are outstanding (as adjusted for stock split, stock dividends, combinations or other similar recapitalizations), the Company must obtain approval of holders of a majority of the then outstanding shares of Preferred Stock, voting together on an as-converted Common Stock Class A basis (which shall include the approval of the holders of (i) a majority of Series B Preferred Stock, (ii) 66.67% of Series B-1 Preferred Stock), (iii) a majority of Series B-2 Preferred Stock, and (iv) a majority of Series B-3 Preferred Stock to:

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2020
I.
Create, authorize or issue (whether by reclassification or otherwise) any new class or series of capital stock or any security that is senior to or on any parity with any series of the Preferred Stock with respect to any right, preference or privilege;

II.
Purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than terms within the Company’s charter;

III.
Liquidate, dissolve, or wind-up the business and affairs of the Company, or consent any of the foregoing, unless such actions are in connection with any Deemed Liquidation Event;

IV.
Increase or decrease the authorized number of shares of Preferred Stock or Common Stock;

V.
Amend, alter or repeal any of the rights, preferences or privileges of any series of the Preferred Stock in a manner adverse to such series of Preferred Stock;

VI.
Amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Company in a manner that adverse to any series of the Preferred Stock;

VII.
Create, or authorize the creation of, or issue, or authorize the issuance of any debt security in an aggregate principal amount in excess of $0.1 million, unless such debt security has been previously approved by the Board of Directors;

VIII.
Increase or decrease the authorized number of directors constituting the Board of Directors; or

IX.
Take any of the foregoing actions indirectly through a subsidiary of the Company.

Common Stock Class F are protected that so long as at least 4.5 million shares of Common Stock Class F are outstanding (as adjusted for stock splits, stock dividends, combinations or other similar recapitalizations), the Company must obtain approval of the holders of a majority of the then outstanding shares of Common Stock Class F, voting together on an as-converted Common Stock Class A basis to:
I.
Amend, alter or repeal any of the rights, preferences or privileges of the Common Stock Class F in a manner adverse to the Common Stock Class F; or

II.
Increase or decrease the authorized number of directors constituting the Board or Directors.

9.
STOCK OPTION PLAN

Stock Option Plans—On May 5, 2011, the Company adopted the BitGo, Inc. 2011 Stock Incentive Plan (the “Plan”) pursuant to which the Board of Directors may grant nonstatutory stock options to purchase shares of the Company’s common stock to outside directors and consultants and either nonstatutory or incentive stock options to purchase shares of the Company’s common stock to employees. The Plan authorizes grants of options up to 4,644,954 stock options must be granted with an exercise price equal to the stock’s fair market value at the date of grant. Stock options generally have 10-year terms and vest over a four-year period starting from the date specified in each agreement. On October 12, 2018, BitGo Holdings assumed the Plan in connection with a holding company reorganization. On the same date, the Board of Directors approved to increase the number of shares of the Company’s common stock authorized for issuance by 9,733,564 shares, from 4,644,954 shares to 14,378,518 shares. At December 31, 2020, there were 3,007,354 shares available for the Company to grant under the Plan.
In addition to the Plan, the Board of Directors approved in 2014 the Class F Non-Plan Option Grants (the “Non-Plan”) to grant stock options to selected individuals. The prestock split adjusted Non-Plan granted 18,537,220 stock options with an exercise of $0.055 per share. In 2014, the Company had a reverse stock split that was applicable to all outstanding shares and options plans. The split adjusted Non-Plan granted 10,450,163 stock options with an exercise of $0.098 per share. Stock options generally have 10-year terms and vest over a four-year period starting from the date specified in each agreement. On June 23, 2020, the

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2020
Company modified and cancelled certain outstanding options and regranted the options at the current fair value at that time. The incremental compensation cost associated with this modification will total $385 thousand over the remaining life of the options vesting period of which $166 thousand was recognized in fiscal year 2020.
A summary of the status of the employee and nonemployee stock options as of December 31, 2020, and changes during the year then ended is presented below (the number of options represents ordinary shares exercisable in respect thereof):
	2011 Employee Stock Options Plan
	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Terms (In Years)	Aggregate Intrinsic Value
	(In Thousands, Except per Share Amounts and Terms)
Balance – January 1, 2020	7,872	0.65	8.29	$2,499
Options grants	8,623	0.21
Options exercised	(2,361)	0.30
Options canceled/forfeited	(6,734)	0.72
Balance – December 31, 2020	7,400	0.19	8.11	$2,811
Exercisable – December 31, 2020	2,838	0.43	5.56	$3,529
Vested and expected to vest – December 31, 2020	7,400	0.19	8.11	$2,811

*
FY19 Intrinsic Value is difference of the latest 409A value ($0.97) and the weighted average exercise price

*
FY20 Intrinsic Value is difference of the latest 409A value ($0.57) and the weighted average exercise price

For the Plan, the weighted-average grant-date fair value of options granted during the year 2020 was $0.21. The total intrinsic value of options exercised during the year ended December 31, 2020, was $0.6 million. During the year ended December 31, 2020, the Company granted 8.6 million options, with service conditions only. The Company records compensation expense on a straight-line basis over the vesting period. As of December 31, 2020, total compensation cost not yet recognized related to unvested stock options was $1.1 million, which is expected to be recognized over a weighted-average period of 2.63 years. On June 23, 2020, the Company modified and cancelled 4,840,544 outstanding options and regranted the options at the current fair value at that time.
	Non-Plan
	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Terms	Aggregate Intrinsic Value
	(In Thousands, Except per Share Amounts and Terms)
Balance – January 1, 2020	3,019	0.53	7.05	$1,320
Options grants	1,501	0.18
Options exercised	—	—
Options canceled/forfeited	(1,501)	0.97
Balance – December 31, 2020	3,019	0.14	6.05	$1,299
Exercisable – December 31, 2020	1,987	0.12	4.66	$896
Vested and expected to vest – December 31, 2020	3,019	0.14	6.05	$1,299

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2020
For the Non-Plan, the weighted-average grant-date fair value of options granted during the year 2020 was $0.07. There were not options exercised during the year ended December 31, 2020. On June 23, 2020, the Company modified and cancelled 1,500,960 outstanding options and regranted the options at the current fair value at that time. The Company records compensation expense on a straight-line basis over the vesting period. As of December 31, 2020, total compensation cost not yet recognized related to unvested stock options was $0.5 million, which is expected to be recognized over a weighted-average period of 2.72 years.
Stock-Based Compensation Expense—Employees and Nonemployees—Stock-based compensation expense for both employees and nonemployees was $1.0 million for the year ended December 31, 2020.
Employee Stock Options Valuation—The Company estimates the fair value of stock options on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires estimates of highly subjective assumptions, which affect the fair value of each stock option. The assumptions used to estimate the fair value of stock options granted during the year ended December 31, 2020, are as follows:
2020
Valuation assumptions:
Fair value of common stock	$0.18 to $0.52
Expected volatility	44.7% to 50.2%
Expected life (years)	4.6 to 6.1
Risk-free interest rate	0.25% to 1.46%
Expected dividend yield	0%
Since the Company’s stock is not publicly traded, the expected volatility is based on the historical and implied volatility of similar companies whose stock or option prices are publicly available, after considering the industry, stage of life cycle, size, market capitalization, and financial leverage of the other companies. The risk-free interest rate assumption is based on observed US Treasury yield curve interest rates in effect at the time of grant appropriate for the expected term of the stock options granted. As permitted under authoritative guidance, due to the limited amount of option exercises, the Company used the simplified method to compute the expected term for options granted to nonexecutive employees in the year ended December 31, 2020. The same methodology was applied to executives for the year ended December 31, 2020.
Stock Options Granted to Nonemployees—Stock-based awards issued to nonemployees are accounted for at fair value and determined using the Black-Scholes option-pricing model. Management believes that the fair value of the stock options is more reliably measured than the fair value of the services received. The fair value of each nonemployee stock-based compensation award is measured at the grant price. During the year ended December 31, 2020, there were 384,648 shares granted to nonemployees.
Since the Company’s stock is not publicly traded, the expected volatility is based on the historical volatility of similar companies whose stock or option prices are publicly available, after considering the industry, stage of life cycle, size, market capitalization, and financial leverage of the other companies. Expected term for nonemployee options represents the contractual term on the valuation date. The risk-free interest rate assumption is based on observed U.S. Treasury yield curve interest rates in effect at the time of grant appropriate for the expected term of the stock options.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2020
10.
INCOME TAXES

The components of the provision for income taxes are as follows (in thousands):
For the year ended December 31, 2020
Current tax provision
Federal	$—
State	153
Foreign	50
203
Deferred tax provision
Federal	(868)
State	—
Foreign	(54)
(922)
Total provision for income taxes	$(719)
The components of loss before income taxes by United States and foreign jurisdictions are as follows (in thousands):
For the year ended December 31, 2020
United States	$(2,091,722)
Foreign	(40,840)
Total	$(2,132,562)
Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2020, the net deferred tax assets balance is $519.3 million before considering the valuation allowance on US deferred tax assets. Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets include net operating loss carryforwards, unrealized loss, and credits.
Based on the available objective evidence, including the Company’s limited operating history and losses, Management believes it is more likely than not that the net deferred tax assets will not be fully realized. Accordingly, management has applied a valuation allowance against all of its US net deferred tax assets at December 31, 2020.
The Company’s actual tax expense differed from the statutory federal income tax expense using a tax rate of 21% for the year ended December 31, 2020, primarily due to state income taxes net of federal benefits, research and development tax credits, and the change in valuation allowance in the US jurisdiction.
The Company’s effective tax rates for the year ended December 31, 2020 differ from the U.S. federal statutory rate as follows:

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2020
For the year ended December 31, 2020
Tax at the Federal Statutory Rate	21.00%
Other Nondeductible Items	-0.01%
Stock-based compensation	-0.01%
Research and development credits	0.03%
Change in valuation allowance	-24.06%
State taxes, net of federal benefits	3.12%
True-up	0.00%
Other	-0.04%
Total Provision for Income Taxes	0.03%
As of December 31, 2020, the Company had a net operating loss carryforwards of $32.6 million for federal purposes, and $19.3 for state and local purposes, respectively which may be subject to limitations as described below. If not utilized, these carryforwards will begin to expire in 2035 for federal, and 2032 for state and local purposes.
Under the newly enacted federal income tax law, federal net operating losses incurred in 2018 and in future years may be carried forward indefinitely, but the deductibility of such federal net operating losses is limited. It is uncertain if and to what extent various states will conform to the newly enacted federal income tax law.
As of December 31, 2020, the Company had research and development tax credit carryforwards for federal tax purposes of $2.4 million, and state research and development tax credit carryforwards of $1.7 million, respectively. The federal research and development tax credit carryforwards will expire at various dates beginning in the year 2031. The Company’s state research and development tax credit carryforwards do not expire.
Utilization of the net operating loss (“NOL”) carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of NOL carryforwards and credits before utilization. Current laws impose substantial restrictions on the utilization of NOL carryforwards and credits in the event of an “ownership change” within a three-year period as defined by the Internal Revenue Code Section 382 (Section 382). If there should be an ownership change, the Company’s ability to utilize its NOL carryforwards and credits could be limited. The Company has not performed a Section 382 analysis.
Annually, the Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities in considering whether any tax benefit can be recorded in the financial statements. As of December 31, 2020, the Company had unrecognized tax benefits of approximately $2.2 million, none of which will affect the effective tax rate if recognized. It is unlikely that the amount of liability for unrecognized tax benefits will significantly change over the next 12 months.
The Company’s major tax jurisdictions are the United States and California, and the United Kingdom. All of the Company’s domestic tax years will remain open for examination by the federal and state tax authorities for three and four years, respectively, from the date of utilization of the net operating loss or R&D Credits. The Company does not have any tax audits or other issues pending.
For the year ended December 31, 2020, the Company adopted a change in accounting policy in accordance with ASU 2016-09 to account for excess tax benefits and tax deficiencies as income tax expense or benefit, treated as discrete items in the reporting period in which they occur, and to recognize previously unrecognized deferred tax assets that arose directly from (or the use of which was postponed by) tax

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2020
deductions related to equity compensation in excess of compensation recognized for financial reporting. The change was applied on a modified retrospective basis and did not have a significant impact on the financial statements.
11.
RELATED-PARTY TRANSACTIONS

For the year ended December 31, 2020, there $0.8 million revenue transactions with related parties including officers and shareholders. As of December 31, 2020, the Company $5.8 million of digital intangible asset borrowings and $0.2 million of accounts receivable outstanding with related parties including officers and shareholders.
12.
SUBSEQUENT EVENTS

On May 5, 2021, Galaxy Digital Holdings Ltd (“Galaxy Digital”) announced an agreement to buy BitGo. Under the terms of the merger agreement, the consideration to BitGo shareholders will consist of 33.8 million of newly issued shares of Galaxy Digital common stock and $265 million in cash, subject to certain adjustments and deferred purchase considerations, implying an aggregate transaction value of approximately $1.2 billion based on Galaxy Digital’s closing share price on May 4, 2021.
The transaction has been approved by the boards of directors of both Galaxy Digital and BitGo. The acquisition is expected to close in the fourth quarter of 2021, subject to approval by Galaxy Digital’s shareholders of the domestication of Galaxy Digital as a Delaware corporation and other acquisition-related closing conditions and regulatory approvals.
In addition to the above, the Company evaluated subsequent events from December 31, 2020 through September 7, 2021, which represents the date the consolidated financial statements were issued. Except for the items described above, the Company determined there were no such events that warrant recognition or disclosure in the consolidated financial statements.
* * * * * *

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
BitGo Holdings, Inc. and subsidiaries
Consolidated Balance Sheet
(in thousands, except share data)
As of December 31, 2019
Assets
Cash and cash equivalents	$29,772
Accounts receivable , net	2,091
Equipment and software, net	922
Digital intangible assets	6,349
Digital intangible asset loans	9,354
Digital intangible assets – restricted	3,472
Other assets	5,188
Total assets	$57,148
Liabilities and Stockholders’ Equity
Liabilities
Accounts payable	$1,493
Deferred revenue	1,109
Obligations to return digital intangible assets	9,000
Obligations to exchange digital intangible assets	4,884
Other liabilities	2,922
Total liabilities	19,408
Stockholders’ Equity
Series B-1 convertible stock, $0.0001 par value – 4,235,374 shares authorized, issued, and outstanding (liquidation preference of $16,200)	14,959
Series B convertible stock, $0.0001 par value – 16,820,400 shares authorized, and 16,820,350 shares issued and outstanding (liquidation preference of $45,899)	42,310
Series A convertible stock, $0.0001 par value – 21,005,676 shares authorized, issued, and outstanding (liquidation preference of $13,465)	11,913
Series Seed convertible stock, $0.0001 par value – 2,780,080 shares authorized, issued, and outstanding (liquidation preference of $2,480)	6,000
Common stock, $0.0001 par value – 95,507,269 shares authorized; 18,493,437 shares issued and outstanding	2
Additional paid-in capital	3,177
Accumulated deficit	(40,621)
Total stockholders’ equity	37,740
Total liabilities and stockholders’ equity	$57,148
The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
BitGo Holdings, Inc. and subsidiaries
Consolidated Statement of Operations
(in thousands)
Year ended December 31, 2019
Revenue
Wallet services	$17,890
Professional services	1,540
Fees from digital intangible asset loans	193
Total revenue	19,623
Expenses
Compensation and benefits	24,826
Professional fees	6,043
Insurance	1,409
Marketing	537
Equipment and technology	3,294
Occupancy	1,586
Other expenses	2,443
Total expenses	40,138
Loss from operations	(20,515)
Other gains/(losses)
Realized gains on disposal of digital intangible assets	2,228
Change in fair value of embedded derivatives	1,256
Impairment of digital intangible assets	(3,610)
Total other losses	(126)
Loss before income taxes	(20,641)
Provision for income taxes	8
Net loss	$(20,649)
The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
BitGo Holdings, Inc. and subsidiaries
Consolidated Statement of Stockholders’ Equity
(in thousands, except share data)
	Preferred Stock Series Seed		Preferred Stock Series A		Preferred Stock Series B		Preferred Stock Series B-1		Common Stock Class A		Common Stock Class F		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2018	2,780,080	$6,000	21,005,676	$11,913	16,820,350	$42,310	4,235,374	$14,959	9,771,011	$1	7,773,983	$1	$1,998	$(19,972)	$57,210
Common stock issued in connection with exercises of stock options	—	—	—	—	—	—	—	—	725,328	—	—	—	312	—	312
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	650	—	650
Conversion of Common Stock Class F to Common Stock	—	—	—	—	—	—	—	—	2,629,133	—	(2,629,133)	—	—	—	—
Common stock issued in connection with asset	—	—	—	—	—	—	—	—	223,115	—	—	—	216	—	216
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(20,649)	(20,649)
Balance at December 31, 2019	2,780,080	$6,000	21,005,676	$11,913	16,820,350	$42,310	4,235,374	$14,959	13,348,587	$1	5,144,850	$1	$3,177	$(40,621)	$37,740
The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
BitGo Holdings, Inc. and subsidiaries
Consolidated Statement of Cash Flows
(in thousands)
Year ended December 31, 2019
Cash flows from operating activities:
Net loss	$(20,649)
Adjustments to reconcile net profit to net cash used in operating activities:
Stock-based compensation expense	650
Depreciation and amortization	580
Impairment of digital intangible assets	3,610
Change in fair value of embedded derivative related to obligations to return digital intangible assets	(604)
Change in fair value of embedded derivative related to obligations to exchange digital intangible assets	(652)
Digital intangible assets received as revenue payments	(3,761)
Digital intangible assets used as accounts payable payments	87
Realized gains on disposal of digital intangible assets	(2,228)
Changes in assets and liabilities
Accounts receivable, net	267
Digital intangible assets	2,818
Other assets	(710)
Accounts payables	29
Deferred revenue	28
Other liabilities	566
Net cash used in operating activities	(19,969)
Cash flows from investing activities:
Purchase of equipment and software	(501)
Net cash used in investing activities	(501)
Cash flows from financing activities:
Proceeds from the issuance of common stock upon exercise of options	312
Net cash provided by financing activities	312
Net decrease in cash and cash equivalents	(20,157)
Cash and cash equivalents, beginning of year	49,929
Cash and cash equivalents, end of year	$29,772
Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	—
Cash paid for income taxes	—
Noncash investing and financing activities:
Value of shares issued related to Hedgly asset acquisition	264
Digital intangible asset loans	(9,000)
Obligations to return digital intangible assets	9,000
Digital intangible assets – restricted	(4,884)
Obligations to exchange digital intangible assets	4,884
The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
BitGo Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2019
1.
DESCRIPTION OF BUSINESS

BitGo Holdings, Inc. and subsidiaries (the “Company” or “BitGo”) was incorporated in Delaware in 2011. The Company provides various products to its clients, including multi-signature blockchain wallet solutions to securely store customers’ digital assets on a software-as-a-service basis, lending platform for digital intangible assets, and services to counterparties through smart contracts.
The Company is located and headquartered in Palo Alto, California. The Company has wholly owned subsidiaries located in New York, South Dakota, London, Singapore, and Tokyo. The Company’s wholly owned subsidiary, BitGo Trust Company, Inc., is a trust company licensed with and regulated by the South Dakota Division of Banking. The Company’s revenues are derived primarily from operations in the United States.
Risks and Uncertainties—The Company is subject to a number of risks similar to those of other early stage companies, including, but not limited to, a limited operating history; the need for additional capital or financing to fund operating losses; competition from alternative products and services, both from other early stage and larger more established companies; protection of proprietary technology; and dependence on key individuals. The limited history of digital asset markets has shown that market participants must continually adapt to technological change and to innovate new solutions in order to secure and safeguard assets. The regulatory environment for the custody of digital intangible assets is complex, evolving, and uncertain, requiring the Company to allocate resources in legal, accounting, compliance, technology, and other functions that could impact the Company’s consolidated financial statements. Future regulatory rules adopted domestically and internationally may impose obligation and restrictions on how the Company manages and conducts its business activities in the future.
The growth of the digital assets industry in general is subject to a high degree of uncertainty and volatility. The Company is dependent on fee-based business for a majority of its revenue that may be materially impacted by how its customers and other market participants engage in activities around transfers of digital assets. In addition, the Company holds positions in digital assets, which are subject to a high degree of uncertainty and volatility, including the ability to liquidate those positions at favorable prices, impacting the Company’s consolidated financial statements.
Customer digital assets are not assets of the Company and, therefore, are not recognized on the Company’s consolidated financial statements. As a digital asset custodian, the Company is responsible for the safeguarding of customer digital assets. A cybersecurity incident, or a failure to protect the Company’s computer systems, networks, and information, and clients’ information against cybersecurity threats, could result in the theft, loss, unauthorized access to, disclosure, use, or alteration of digital assets. Any such incident or failure could adversely impact the Company’s ability to conduct businesses and impact the Company’s consolidated financial statements.
Additionally, digital intangible asset loans extended to clients carry counterparty risk. The Company assesses such risks on each transaction, including the probability that the counterparty may not fulfill its contractual obligations which may result in a default. Any contractual default by a counterparty may have a material impact on the Company’s business and impact the Company’s consolidated financial statements.
Liquidity and Capital Resources—To date, the Company has not generated significant revenues and has incurred significant net losses and negative cash flows from operations. The Company financed its operations and development primarily through private placements of preferred stock.
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).
Principles of Consolidation—The consolidated financial statements include the accounts of the Company. All intercompany balances and transactions have been eliminated in consolidation.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2019
Use of Estimates—The preparation of consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expense during the reporting period. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the consolidated financial statements; therefore, actual results could differ.
Comprehensive Loss—Comprehensive loss is the same as net loss for the year ended December 31, 2019.
Cash and Cash Equivalents—The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. As of December 31, 2019, cash and cash equivalents consist primarily of investments in US dollar-denominated money market funds, checking, and savings deposits. The Company’s cash balances exceed those that are federally insured.
In accordance with Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, the Company determined the fair value hierarchy of its money market fund as Level 1, which approximated $22.6 million as of December 31, 2019.
Accounts Receivable—Accounts receivables are invoice amounts, less allowance for doubtful accounts. On a periodic basis, management evaluates its accounts receivable and determines whether to provide an allowance for doubtful accounts or if any accounts should be written off based on specific knowledge of a customer, past history of write-offs, collections, and other factors. A receivable is considered past due if the Company has not received payments based on agreed-upon terms. The Company generally does not require any security or collateral to support its receivables. The allowance for doubtful accounts was $0.4 million as of December 31, 2019.
Equipment and Software—Equipment and software consist primarily of information technology-related equipment, furniture, and leasehold improvements. Equipment and software are stated at cost, less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The Company uses an estimated useful life of three years for employee-related computers, other office equipment, and site-related computer hardware and software, and seven years for furniture. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset.
Digital Intangible Assets—Under US GAAP, digital assets are accounted for as indefinite-lived intangible assets, in accordance with ASC 350, Intangibles—Goodwill. These “Digital Intangible Assets” are a medium of exchange.
The assets consist of coins or tokens that are built on a blockchain. The Company acquires digital intangible assets through cash purchases and payment from customers. As intangible assets, the assets are initially recorded at cost and tested for impairment annually or when evidence of impairment exists. Gains on such assets are not recorded or recognized until their final disposition. An impairment loss is recorded if the carrying value of the digital asset exceeds the estimated fair value based on the closing price on an exchange in the fiscal year. The realized gains on disposals of digital intangible asset gains and impairment of digital intangible assets are recorded as Other gains/(losses).
Digital Intangible Asset Loans—The Company enters into arrangements to with counterparties to lend digital intangible assets. The Company evaluates the lending transactions for derecognition of nonfinancial assets under ASC 350-10, which requires consideration of the derecognition guidance in ASC 610-20 and determined that as the Company retains the legal ownership title to the loaned assets, the derecognition criteria have not been met. The Company presents digital intangible assets on loan to counterparties as digital intangible asset loans in the consolidated balance sheet, which are accounted for as indefinite-lived intangible assets under ASC 350.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2019
Other Assets—Other assets consist primarily of prepaid expenses, deferred commissions, rental deposits, and derivative assets related to the obligations to return and exchange digital intangible assets.
Obligations to Return Digital Intangible Assets—The Company enters into arrangements with counterparties to borrow digital intangible assets. The Company recognizes the digital intangible assets borrowed at fair value on the date the asset is received and records a corresponding obligation to return the borrowed asset in the same amount. The digital intangible assets received from borrowing transactions are accounted for as indefinite-lived intangible assets under ASC 350. The obligation is fulfilled by returning digital intangible assets in accordance with the contractual terms of the borrowing agreements. As part of the borrowing transactions, the Company determined that the variability in the fair value of digital intangible assets is a feature embedded in the obligation to return a fixed quantity of digital intangible assets. The embedded feature is evaluated as a derivative that is not clearly and closely related to the host contract and, therefore, is separately recognized at fair value with unrealized changes in fair value recognized in the consolidated statement of operations under Other gains/(losses). The derivative asset is presented in the consolidated balance sheet as part of Other assets. Further, the Company estimates the fair value of the derivative asset based on the closing price on an exchange and considers the fair value hierarchy of the derivative asset as Level 2 under ASC 820.
Obligations to Exchange Digital Intangible Assets—The Company provides services to counterparties through smart contracts to create Wrapped Bitcoins (WBTC), which is a token residing on the Ethereum network and is collateralized by Bitcoin on substantially a one-to-one basis. The Company receives Bitcoins from counterparties in exchange for delivering WBTCs. Under the contractual arrangement, the Company is restricted from using the Bitcoin received and must return the Bitcoin to counterparties upon being presented with WBTCs it previously delivered. The Company recognizes and presents the Bitcoin at fair value on the date of receipt and records a corresponding obligation to exchange digital intangible assets in the same amount. The Bitcoins received are accounted for as indefinite-lived intangible assets under ASC 350 and are presented in the consolidated balance sheet as digital intangible assets—restricted. The obligation is fulfilled by exchanging Bitcoin for WBTC upon request by counterparties.
As part of the WBTC transactions, the Company determined that the variability in the fair value of digital intangible assets is a feature embedded in the obligation to exchange a fixed quantity of digital intangible assets. The embedded feature is evaluated as a derivative that is not clearly and closely related to the host contract and, therefore, is separately recognized at fair value with unrealized changes in fair value recognized in the consolidated statement of operations under Other gains/(losses). The derivative asset is presented in the consolidated balance sheet as part of Other assets. The Company estimates the fair value of the derivative asset based on the closing price on an exchange and considers the fair value hierarchy of the derivative asset as Level 2 under ASC 820.
Other Liabilities—Other liabilities consist of primarily accrued compensation and related benefits and accrued general and administrative expenses. In addition, as part of digital assets lending arrangements, the Company may require cash collateral from its borrowers as security in the event of borrower default. The Company recognizes an obligation to return the collateral in an amount equal to the cash collateral received. As of December 31, 2019, the Company received $360 thousand in cash as collateral for digital intangible asset loans, all of which are unrestricted. The Company presents the obligation to return the cash collateral as part of Other liabilities in the consolidated balance sheet.
Revenue Recognition—The Company records revenue from wallet services, professional services fees, and lending fees. The Company recognizes revenue when control of promised services or software is transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those services or software. Substantially, all revenue is recognized over time and not at a point in time.
The Company determines revenue recognition through the following steps:
•
Identification of the contract, or contracts, with a customer.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2019
•
Identification of the performance obligations in the contract.

•
Determination of the transaction price.

•
Allocation of the transaction price to the performance obligations in the contract.

•
Recognition of revenue when, or as, a performance obligation is satisfied.

Wallet Services Revenue
Wallet services revenue consists primarily of providing digital intangible asset wallet services to institutional and retail customers in exchange for certain upfront, plus monthly fees for providing access to the Company’s platform for multi-signature wallets that provide security and custody for digital assets. Wallet services revenue is recognized monthly based on usage each month, with any onboarding fees recognized ratably over the contract duration, commencing when the service is made available to the customer (generally upon onboarding). Arrangements are generally for one year and contain cancelation provisions, including penalties to compensate the Company should termination occur. The Company’s wallet services arrangements do not provide customers with the right to take possession of the software supporting the platform and, as a result, are accounted for as a right to access the services. The right to access the services is a single performance obligation, which represents a series of distinct service periods over the duration of the contract. Contracts for wallet services contain fixed fees for onboarding and certain features, as well as variable usage-based fees subject to a monthly minimum. The Company does not include usage-based fees in the transaction price as such fees represent variable consideration allocable to the period in which it is earned. Customers are typically invoiced monthly in arrears based on usage subject to minimum monthly fees with payment terms of 30 days.
Professional Services Revenue
Professional services revenue consists primarily of development fees for customized blockchain and software development kits. Professional services contracts include fees that are not subject to variability for customized development. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis, but if the performance obligations are delivered concurrently with the same pattern of transfer, the Company accounts for such obligations as if they were a single performance obligation. The Company also provides support and maintenance of the software that is recognized ratably over the specified term.
Fee Income from Digital Intangible Asset Loans
Fee income from digital intangible asset loans include revenue generated from lending digital intangible assets from the Company’s own inventory in addition to assets sourced through an established network of high-net-worth individuals, family offices, and institutional lenders. The fees and rates related to this service, which are usage based, vary by customer risk profile and market conditions. The delivery of assets represents a single performance obligation, and fees are accrued and recognized as they contractually become due.
Significant Customers
Significant customers are those that represent more than 10% of the Company’s total revenue or gross accounts receivable balance at each balance sheet date. During the year ended December 31, 2019, the Company had no customer that accounted for 10% or more of total revenue. As of December 31, 2019, the Company had one customer that accounted for 10% or more of gross accounts receivable, which have been subsequently collected.
Deferred Revenue—Deferred revenue consists of billings or payments received in advance of revenue recognition and is recognized as the revenue recognition criteria are met.
Deferred Commissions and Costs to Fulfill—As part of its adoption of Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts With Customers, the Company capitalizes incremental costs of

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2019
obtaining a revenue contract. Under this accounting policy, the capitalized amounts consist primarily of sales commissions paid to the Company’s direct sales force upon execution of new of contracts. Costs capitalized related to new revenue contracts are amortized on a straight-line basis over the estimated life of the customer, which, although longer than the typical initial contract period, reflects the average period of benefit, including expected contract renewals. The Company does not pay sales commissions for renewal contracts. The capitalized commissions are recorded as part of Other assets.
Amortization of capitalized costs to obtain revenue contracts is included in compensation and benefits expense in the accompanying consolidated statement of operations. During fiscal 2019, the Company capitalized $0.8 million of costs to obtain revenue contracts and amortized $0.8 million to compensation and benefits expense.
Compensation and Benefits—Compensation and benefits expenses consist of primarily employees’ salaries, bonuses, travel, amortization of equity awards, and other items, such as benefits. For the year ended December 31, 2019, the compensation and benefits expense was $24.8 million, of which $11.8 million was for research and development.
Professional Fees—Professional fees consist of temporary staffs, consultants, recruiting services, and outside legal costs. For the year ended December 31, 2019, professional fees were $6.0 million.
Marketing—Marketing expenses consist of advertising, trade show sponsorships, events, and conferences. For the year ended December 31, 2019, marketing expenses were $0.5 million.
Equipment and Technology—Equipment and technology expenses consist of hardware and software that are not capitalized in accordance to the Company’s capitalization policy, hosting costs, depreciation, and amortization. For the year ended December 31, 2019, equipment and technology expense was $3.3 million.
Occupancy—Occupancy expenses consist of rent and landlord transferred fees, such as property tax, utilities, and telecommunication. For the year ended December 31, 2019, occupancy expense was $1.6 million, of which $1.4 million consisted of facilities rent.
Other Expenses—Other expenses include bad debt, unrealized gains/losses, and office and other overhead costs. For the year ended December 31, 2019, other expenses were $2.4 million.
Income Taxes—Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2019, the Company has recorded a full valuation allowance against its deferred tax assets (see Note 9).
The Company recognizes uncertain tax positions when it meets a more-likely-than-not threshold. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as income tax expense, as necessary.
Stock-Based Compensation—The Company measures and records the expense related to stock-based payment awards based on the fair value of those awards as determined on the date of grant. The Company recognizes stock-based compensation expense over the requisite service period of the individual grant, generally equal to the vesting period and uses the straight-line method to recognize stock-based compensation. The Company uses the Black-Scholes-Merton (“Black-Scholes”) option-pricing model to determine the fair value of stock awards. The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions, which determine the fair value of share-based awards, including the options’ expected term and the price volatility of the underlying stock. The Company calculates the fair value of options granted by using the Black-Scholes optionpricing model with the following assumptions:

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2019
Expected Volatility—The Company estimated volatility for option grants by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the option grant for a term that is approximately equal to the options’ expected term.
Expected Term—The expected term of the Company’s options represents the period that the stock-based awards are expected to be outstanding. The Company has elected to use the midpoint of the stock options’ vesting term and contractual expiration period to compute the expected term, as the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post vesting employment termination behavior.
Risk-Free Interest Rate—The risk-free interest rate is based on the implied yield currently available on US Treasury zero-coupon issues with a term that is equal to the options’ expected term at the grant date.
Dividend Yield—The Company has not declared or paid dividends to date and does not anticipate declaring dividends. As such, the dividend yield has been estimated to be zero.
Forfeiture Rate—The Company elected to record forfeitures as they occur in accordance to ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting.
Pursuant to ASU No. 2016-09, the Company recognized all excess tax benefits and tax deficiencies in the income statement in the period the deduction arises.
The Company records compensation expense related to stock options issued to nonemployees, including advisers based on the fair value of the stock options calculated using the Black-Scholes option-pricing model over the service performance period as the equity instruments vest. At each reporting date, the Company revalues the fair value and expense related to the unvested portion of such nonemployee awards. As a result, the fair value of options granted to nonemployees is remeasured each reporting period over the options’ respective vesting term and recognized as an expense related to unvested equity instruments over the period the services are rendered. The Company measures the value of these options at the grant date and recognizes the expense over the service period in line with the guidance under ASU 2018-07.
Concentrations of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, trade accounts receivable, and digital intangible asset loans. The Company invests its excess cash in low-risk, highly liquid money market funds with major financial institutions. The Company closely monitors the extension of credit to its customers, while maintaining allowances, if necessary, for potential credit losses. On a regular basis, BitGo evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of partial write-offs and collections and current credit conditions. Risks related to digital intangible asset loans, including customer concentration limits, collateral, and margin requirements, are monitored on a daily basis.
Employee Benefit Plan—The Company sponsors a qualified 401(k) defined contribution plan covering eligible employees. Participants may contribute a portion of their annual compensation limited to a maximum annual amount set by the Internal Revenue Service. The Company matches up to 4% of the employees’ annual salary contribution. The defined contribution expenses recorded in the Company’s consolidated statement of operations were not material during the year.
Recent Accounting Pronouncements—In May 2014, the Financial Accounting Standards Board (FASB) issued ASU No. 2014-09. ASU No. 2014-09 supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU No. 2014-09 also includes Subtopic 340-40, Other Assets and Deferred Costs—Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer, as well as certain costs incurred in fulfillment of a future performance obligation. Collectively, we refer to ASU No. 2014-09 and Subtopic 340-40 as the “new revenue recognition standard.” The new revenue recognition standard is effective for nonpublic entities for reporting periods beginning after

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2019
December 31, 2019, with the option to adopt as early as possible for reporting periods beginning after December 15, 2016, utilizing the full retrospective method. The consolidated financial statements have been prepared applying the new standard under ASC 606 to all periods presented.
In February 2016, the FASB issued updated guidance on leases that requires a lessee to recognize the assets and lease liabilities on the balance sheet for certain leases classified as operating leases under previous US GAAP. In September 2017, the FASB provided additional clarification and implementation guidance on leases. This updated guidance is effective for nonpublic entities for the reporting periods after December 31, 2019. The Company is currently evaluating the effect this new guidance will have on its consolidated financial statements.
3.
EQUIPMENT AND SOFTWARE

Equipment and software as of December 31, 2019, are composed of the following:
2019
(in thousands)
Computer equipment and software	$1,181
Furniture and office equipment	127
Leasehold improvements	478
Total Equipment and Software	1,786
Less accumulated depreciation and amortization	(864)
Equipment and Software, net	$922
Total depreciation and amortization expense for the year ended December 31, 2019, was $0.6 million.
The Company has not acquired any equipment and software under capital leases.
4.
COMMITMENTS AND CONTINGENCIES

Leases—The Company leases office spaces under noncancelable operating lease agreements, which expire from 2021 through 2023. The Company is required to pay property taxes, insurance, and normal maintenance costs for certain of these facilities, and will be required to pay any increases over the base year of these expenses on the remainder of the Company’s facilities.
Deferred Rent—Certain of the Company’s operating leases contain predetermined fixed escalations of minimum rentals during the lease term. For these leases, the Company recognizes the related rental expense on a straight-line basis over the life of the lease from the date the Company takes possession of the office and records the difference between amounts charged to operations and amounts paid as deferred rent. As part of its lease agreements, the Company may receive lease incentives, primarily tenant improvement allowances and free rent. These allowances and free rent are also deferred and are amortized as a reduction of rent expense on a straight-line basis over the lease term. As of December 31, 2019, $0.1 million had been accrued.
Rental expense for operating leases for the year ended December 31, 2019, was $1.2 million.
Future minimum lease payments under noncancelable operating leases as of December 31, 2019, are as follows:
Years Ending December 31	Operating Leases
(in thousands)
2020	$1,101
2021	1,087
2022	1,100
2023	356
Total minimum future lease payments	$3,644

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2019
Litigation—From time to time, the Company may become involved in various legal proceedings in the ordinary course of its business and may be subject to third-party claims. Management believes that any liability of the Company that may arise out of or with respect to these matters will not materially adversely affect the Company’s consolidated financial statements.
5.
GUARANTEES AND INDEMNIFICATIONS

In the normal course of business, the Company may agree to indemnify third parties with whom it enters into contractual relationships, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters. The Company has agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that the Company’s products when used for their intended purposes the intellectual property rights of such other third parties, or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each claim.
6.
ACQUISITION OF CERTAIN ASSETS

On July 3, 2019, the Company entered into an asset purchase agreement to acquire a stack of software technology from a counterparty. In consideration for the purchase, the Company issued the seller 223,115 shares of Class A Common Stock, at a fair market value of $0.97 per share. An additional 48,975 shares are being held as deferred consideration, for a 12-month period post-closing date, as security for any potential losses related to the acquired assets.
The total value of the transaction of $263 thousand, which included the share price consideration and related transaction expenses, was capitalized and included in the consolidated balance sheet as equipment and software asset. During 2019, based on a decision after the transaction to discontinue the use of the acquired technology, the Company fully amortized the amount that was initially capitalized.
7.
CAPITAL STOCK

Convertible preferred stock as of December 31, 2019, consisted of the following (in thousands, except for share data):
	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Value
Series Seed	2,780,080	2,780,080	$2.16	$6,000
Series A	21,005,676	21,005,676	0.59	12,100
Series B	16,820,400	16,820,350	2.53	42,500
Series B-1	4,235,374	4,235,374	3.54	15,000
	44,841,530	44,841,480		$75,600
The Company’s certificate of incorporation, as amended, designates and authorizes the Company to issue 44,841,530 shares of preferred stock, of which 2,780,080 shares are designated as Series Seed convertible preferred stock, 21,005,676 shares are designated as Series A convertible preferred stock, 16,820,400 shares are designated as Series B convertible preferred stock, and 4,235,374 shares are designated as Series B-1 convertible preferred stock.
As of December 31, 2019, the Company had 95,507,269 shares of $0.0001 par value of common stock authorized, of which 77,000,000 shares are designated as Common Stock Class A and 18,507,269 shares are designed as Common Stock Class F, and available to issue for purposes of satisfying conversion of preferred stock, the exercise and future grant of common stock options, and for purposes of any future business acquisitions. In 2019, the Company converted 2,629,133 shares of Common Stock Class F to Common Stock Class A.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2019
The holders of Series Seed, Series A, Series B, and Series B-1 convertible preferred stock have various rights and preferences as follows:
Voting — Each share of convertible preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as one class with the common stock, except as below:
Holders of Series B preferred stock, exclusively and as a separate class, are entitled to elect two members to the Company’s board of directors (the “Board of Directors”).
Holders of Series A preferred stock, exclusively and as a separate class, are entitled to elect one member to the Board of Directors.
Holders of Series Seed preferred stock, exclusively and as a separate class, are entitled to elect one member to the Board of Directors.
Holders of Common Stock Class F, exclusively and as separate class, are entitled to elect one member to the Board of Directors.
Holders of Common Stock Class A and Class F, voting together as a single class on an as-converted to Common Stock Class A basis, are entitled to elect one member to the Board of Directors.
Holders of Common Stock Class F and preferred stock, voting together as a single class on an as-converted to Common Stock Class A basis separately from the holders of Common Stock Class A, are entitled to elect one member to the Board of Directors.
Dividends—The holders of Series Seed, Series A, Series B, and Series B-1 preferred stock shall be entitled to receive, out of any funds legally available, noncumulative dividends prior and in preference to any dividends paid on the common stock, at the rate of $0.2833, $0.2021, $0.0475, and $0.1726 per share per annum for Series B-1, Series B, Series A, and Series Seed, respectively, as adjusted for stock splits, stock dividends, combinations, recapitalizations, and similar transactions, when, as and if declared by the Board of Directors. After payment of such dividends on the Series Seed, Series A, Series B, and Series B-1 preferred stock, any additional dividends or distributions shall be distributed among all holders of common stock in proportion to the number of shares of common stock that would be held by each such holder if all shares of preferred stock were converted to common stock at the then-effective conversion rate. Such dividends are not cumulative. No dividends have been declared or paid on the Company’s preferred stock.
Liquidation Preference—In the event of any liquidation, dissolution, or winding-up of the Company, the holders of preferred stock shall be entitled to receive, ratably, prior and in preference to any distribution of the assets or funds of the Company to the holders of the common stock, the greater amount equal to the issuance price per share of $3.5416, $2.5267, $0.5935, and $0.7194 for Series B-1, Series B, Series A, and Series Seed, respectively, plus any dividends declared but unpaid thereon or such amount per share as would have been payable had all shares have been converted into Common Stock (the “Liquidation Preference”). If the Company has insufficient assets to permit payment of the Liquidation Preference in full to all holders of preferred stock, then the assets of the Company shall be distributed ratably to the holders of Series B and Series B-1 preferred stock. If any assets remain after distribution to holders of Series B and Series B-1 preferred stock, then the assets would be distributed ratably to the holders of Series A and Series Seed preferred stock.
After payment of the Liquidation Preference to the holders of preferred stock, the remaining assets of the Company shall be distributed ratably to the holders of common stock on a fully converted basis.
Redemption—Preferred stock and common stock are not redeemable at the option of the holder.
Conversion—Each share of preferred stock is convertible at the option of the holder, at any time after the date of issuance of such share, into shares of common stock as is determined by dividing the original purchase price of preferred stock by the conversion price in effect at the time of conversion for such series of

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2019
preferred stock. The conversion price per share of Series Seed, Series A, Series B, and Series B-1 convertible preferred stock shall be $2.1582, $0.5935, $2.5267, and $3.5416 per share, respectively, as defined by the Company’s certificate of incorporation, as amended. As of December 31, 2019, the conversion ratio for preferred stock was one to one.
Each share of preferred stock will automatically be converted into shares of common stock at the then-effective conversion rate of such shares upon the earlier of (i) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, which results in aggregate gross cash proceeds to the Company in excess of $75 million (net of underwriters’ discounts, concessions, commissions, and expenses) or (ii) (A) with respect to the automatic conversion of a series of Preferred Stock, the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of such series of Preferred stock; and (B) with respect to the automatic conversion of the Common Stock Class F, the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of the Common Stock Class F.
Antidilution Protection—Preferred stock and Common Stock Class F have the following protection provisions.
Preferred stock are protected that so long as at least 5 million shares of Preferred Stock are outstanding (as adjusted for stock split, stock dividends, combinations or other similar recapitalizations), the Company must obtain approval of holders of a majority of the then outstanding shares of Preferred Stock, voting together on an as-converted Common Stock Class A basis (which shall include the approval of the holders of (i) a majority of Series B Preferred Stock and (ii) 66.67% of Series B-1 Preferred Stock) to:
I.
Create, authorize, or issue (whether by reclassification or otherwise) any new class or series of capital stock or any security that is senior to or on any parity with any series of the Preferred Stock with respect to any right, preference, or privilege.

II.
Purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than terms within the Company’s charter.

III.
Liquidate, dissolve, or wind-up the business and affairs of the Company, or consent any of the foregoing, unless such actions are in connection with any deemed liquidation event.

IV.
Increase or decrease the authorized number of shares of Preferred Stock or Common Stock.

V.
Amend, alter, or repeal any of the rights, preferences, or privileges of any series of the Preferred Stock in a manner adverse to such series of Preferred Stock.

VI.
Amend, alter, or repeal any provision of the certificate of incorporation or bylaws of the Company in a manner that adverse to any series of the Preferred Stock.

VII.
Create, or authorize the creation of, or issue, or authorize the issuance of any debt security in an aggregate principal amount in excess of $0.1 million, unless such debt security has been previously approved by the Board of Directors.

VIII.
Increase or decrease the authorized number of directors constituting the Board of Directors.

IX.
Take any of the foregoing actions indirectly through a subsidiary of the Company.

Common Stock Class F are protected that so long as at least 4.5 million shares of Common Stock Class F are outstanding (as adjusted for stock splits, stock dividends, combinations or other similar recapitalizations), the Company must obtain approval of the holders of a majority of the then outstanding shares of Common Stock Class F, voting together on an as-converted Common Stock Class A basis to:
I.
Amend, alter or repeal any of the rights, preferences or privileges of the Common Stock Class F in a manner adverse to the Common Stock Class F.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2019
II.
Increase or decrease the authorized number of directors constituting the Board or Directors.

8.
STOCK OPTION PLAN

Stock Option Plans—On May 5, 2011, the Company adopted the BitGo, Inc. 2011 Stock Incentive Plan (the “Plan”) pursuant to which the Board of Directors may grant nonstatutory stock options to purchase shares of the Company’s common stock to outside directors and consultants and either nonstatutory or incentive stock options to purchase shares of the Company’s common stock to employees. The Plan authorizes grants of options up to 4,644,954 stock options must be granted with an exercise price equal to the stock’s fair market value at the date of grant. Stock options generally have 10-year terms and vest over a four-year period starting from the date specified in each agreement. On October 12, 2018, the Company assumed the Plan in connection with a holding company reorganization. On the same date, the Board of Directors approved to increase the number of shares of the Company’s common stock authorized for issuance by 9,733,564 shares, from 4,644,954 shares to 14,378,518 shares. At December 31, 2019, there were 2,323,657 shares available for the Company to grant under the Plan.
In addition to the Plan, the Board of Directors approved, in 2014, the Class F Non-Plan Option Grants (the “Non-Plan”) to grant stock options to selected individuals. The prestock split adjusted Non-Plan granted 18,537,220 stock options with an exercise of $0.055 per share. In 2014, the Company had a reverse stock split that was applicable to all outstanding shares and options plans. The split adjusted Non-Plan granted 10,450,163 stock options with an exercise of $0.098 per share. Stock options generally have 10-year terms and vest over a four-year period starting from the date specified in each agreement.
A summary of the status of the employee and nonemployee stock options as of December 31, 2019, and changes during the year then ended is presented below (the number of options represents ordinary shares exercisable in respect thereof):
	2011 Employee Stock Options Plan
	Number of Shares	Weighted- Average	Weighted- Average	Aggregate
	(In Thousands, Except per Share Amounts and Terms)
Balance – January 1, 2019	7,564	0.54	8.84	$3,252
Options grants	2,831	0.97
Options exercised	(725)	0.43
Options canceled/forfeited	(1,798)	0.75
Balance – December 31, 2019	7,872	0.65	8.29	$2,499
Exercisable – December 31, 2019	3,239	0.43	7.39	$1,749
Vested and expected to vest – December 31, 2019	7,872	0.65	8.29	$2,499

*
FY18 Intrinsic Value is the difference of the latest 409A value ($0.97) and the weighted-average exercise price.

*
FY19 Intrinsic Value is the difference of the latest 409A value ($0.97) and the weighted-average exercise price.

For the Plan, the weighted-average grant-date fair value of options granted during the year 2019 was $0.45. The total intrinsic value of options exercised during the year ended December 31, 2019, was $0.4 million. During the year ended December 31, 2019, the Company granted 2.7 million options, with service conditions only. The Company records compensation expense on a straight-line basis over the vesting period. As of December 31, 2019, total compensation cost not yet recognized related to unvested stock options was $1.6 million, which is expected to be recognized over a weighted-average period of 2.75 years.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2019
	Non-Plan
	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining	Aggregate Intrinsic Value
	(In Thousands, Except per Share Amounts and Terms)
Balance – January 1, 2019	1,518	0.10	5.41	$1,324
Options grants	1,501	0.97
Options exercised	—	—
Options canceled/forfeited	—	—
Balance – December 31, 2019	3,019	0.53	7.05	$1,320
Exercisable – December 31, 2019	1,612	0.15	4.71	$1,320
Vested and expected to vest – December 31, 2019	3,019	0.53	7.05	$1,320
For the Non-Plan, the weighted-average grant-date fair value of options granted during the year 2019 was $0.45. There were no options exercised during the year ended December 31, 2019. During the year ended December 31, 2019, the Company granted 1.5 million options, with service conditions only. The Company records compensation expense on a straight-line basis over the vesting period. As of December 31, 2019, total compensation cost not yet recognized related to unvested stock options was $0.6 million, which is expected to be recognized over a weighted-average period of 3.72 years.
Stock-Based Compensation Expense—Employees and Nonemployees—Stock-based compensation expense for both employees and nonemployees was $0.7 million for the year ended December 31, 2019.
Employee Stock Options Valuation—The Company estimates the fair value of stock options on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires estimates of highly subjective assumptions, which affect the fair value of each stock option. The assumptions used to estimate the fair value of stock options granted during the year ended December 31, 2019, are as follows:
2019
Valuation assumptions:
Fair value of common stock	$0.97
Expected volatility	46.2% to 47.5%
Expected life (years)	4.9 to 6.1
Risk-free interest rate	1.7% to 2.5%
Expected dividend yield	0%
Since the Company’s stock is not publicly traded, the expected volatility is based on the historical and implied volatility of similar companies whose stock or option prices are publicly available, after considering the industry, stage of life cycle, size, market capitalization, and financial leverage of the other companies. The risk-free interest rate assumption is based on observed US Treasury yield curve interest rates in effect at the time of grant appropriate for the expected term of the stock options granted. As permitted under authoritative guidance, due to the limited amount of option exercises, the Company used the simplified method to compute the expected term for options granted to nonexecutive employees in the year ended December 31, 2019. The same methodology was applied to executives for the year ended December 31, 2019.
Stock Options Granted to Nonemployees—Stock-based awards issued to nonemployees are accounted for at fair value and determined using the Black-Scholes option-pricing model. Management believes that the fair value of the stock options is more reliably measured than the fair value of the services received. The fair value of each nonemployee stock-based compensation award is remeasured each period until a

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2019
commitment date is reached, which is generally the vesting date. During the year ended December 31, 2019, there were no shares granted to nonemployees.
Since the Company’s stock is not publicly traded, the expected volatility is based on the historical volatility of similar companies whose stock or option prices are publicly available, after considering the industry, stage of life cycle, size, market capitalization, and financial leverage of the other companies. Expected term for nonemployee options represents the contractual term on the valuation date. The risk-free interest rate assumption is based on observed US Treasury yield curve interest rates in effect at the time of grant appropriate for the expected term of the stock options.
9.
INCOME TAXES

The components of the provision for income taxes are as follows (in thousands):
For the year ended December 31, 2019
Current tax provision
Federal	$—
State	(9)
Foreign	17
8
Deferred tax provision
Federal	—
State	—
Foreign	—
Total provision for income taxes	$8
The components of loss before income taxes by United States and foreign jurisdictions are as follows (in thousands):
For the year ended December 31, 2019
United States	$(20,698)
Foreign	57
Total	$(20,641)
Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2019, the deferred tax assets balance is $9.8 million. Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets include net operating loss carryforwards, unrealized loss, and credits.
Based on the available objective evidence, including the Company’s limited operating history and losses, management believes it is more likely than not that the net deferred tax assets will not be fully realized. Accordingly, management has applied a valuation allowance against all of its US net deferred tax assets at December 31, 2019.
The Company’s actual tax expense differed from the statutory federal income tax expense using a tax rate of 21% for the year ended December 31, 2019, primarily due to state income taxes net of federal benefits, research and development tax credits, and the change in valuation allowance.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2019
The Company’s effective tax rates for the year ended December 31, 2019 differ from the U.S. federal statutory rate as follows:
For the year ended December 31, 2019
Tax at the Federal Statutory Rate	21.00%
Other Nondeductible Items	-0.56%
Stock-based compensation	-0.61%
Research and development credits	3.23%
Change in Valuation allowance	-27.03%
State taxes, net of federal benefits	3.85%
True-up	0.07%
Other	0.00%
Total Provision for Income Taxes	-0.04%
As of December 31, 2019, the Company had a net operating loss carryforward of $22.5 million for federal purposes, and $13.8 for state and local purposes, which may be subject to limitations as described below. If not utilized, these carryforwards will begin to expire in 2034 for federal, and 2032 for state and local purposes.
Under the newly enacted federal income tax law, federal net operating losses incurred in 2019 and in future years may be carried forward indefinitely, but the deductibility of such federal net operating losses is limited. It is uncertain if and to what extent various states will conform to the newly enacted federal income tax law.
As of December 31, 2019, the Company had research and development tax credit carryforwards for federal tax purposes of $1.6 million, and state research and development tax credit carryforwards of $1.1 million. The federal research and development tax credit carryforwards will expire at various dates beginning in the year 2031. The Company’s state research and development tax credit carryforwards do not expire.
Utilization of the net operating loss (“NOL”) carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of NOL carryforwards and credits before utilization. Current laws impose substantial restrictions on the utilization of NOL carryforwards and credits in the event of an “ownership change” within a three-year period as defined by the Internal Revenue Code Section 382 (Section 382). If there should be an ownership change, the Company’s ability to utilize its NOL carryforwards and credits could be limited. The Company has not performed a Section 382 analysis.
Annually, the Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities in considering whether any tax benefit can be recorded in the financial statements. As of December 31, 2019, the Company had unrecognized tax benefits of approximately $1.8 million, none of which will affect the effective tax rate if recognized. It is unlikely that the amount of liability for unrecognized tax benefits will significantly change over the next 12 months.
The Company’s major tax jurisdictions are the United States and California, Singapore, United Kingdom, and Japan. All of the Company’s domestic tax years will remain open for examination by the federal and state tax authorities for three and four years, respectively, from the date of utilization of the net operating loss or R&D credits. The Company does not have any tax audits or other issues pending.
For the year ended December 31, 2019, the Company adopted a change in accounting policy in accordance with ASU No. 2016-09 to account for excess tax benefits and tax deficiencies as income tax

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2019
expense or benefit, treated as discrete items in the reporting period in which they occur, and to recognize previously unrecognized deferred tax assets that arose directly from (or the use of which was postponed by) tax deductions related to equity compensation in excess of compensation recognized for financial reporting. The change was applied on a modified retrospective basis; no prior periods were restated as a result of this change in accounting policy.
10.
RELATED-PARTY TRANSACTIONS

For the year ended December 31, 2019, there were immaterial revenue transactions with officers and shareholders, and $9 million obligation to return digital intangible assets borrowed from an officer and shareholders of the Company.
11.
SUBSEQUENT EVENTS

On February 7, 2020, the Company entered into an agreement and plan of merger with Lumina Technologies, a crypto-native financial technology platform, that gives institutional investors a dashboard for managing, accounting, and tracking the entirety of their digital asset holdings and activities across wallets, exchanges, and service providers for a total consideration of 3,861,423 Common A shares and 1,896,757 Preferred Series B-2 shares of the Company.
On February 18, 2020, the Company entered into a purchase agreement to acquire certain assets from Harbor Platform Inc., including its digital securities platform, and its broker-dealer and transfer agent subsidiaries for a total consideration of 5,108,710 Common A shares and 5,976,760 Preferred Series B-3 shares of the Company.
Subsequent to December 31, 2019, the World Health Organization declared the novel coronavirus outbreak a public health emergency. Starting in March 2020, the Company has placed a temporary hold on all in-person meetings in response to the coronavirus outbreak. The Company will continue to monitor the situation closely, but given the uncertainty about the situation, the Company cannot estimate the impact on its consolidated financial statements.
In addition to the above, the Company evaluated subsequent events from December 31, 2019, through February 1, 2021, which represents the date the consolidated financial statements were issued. Except for the items described above, the Company determined there were no such events that warrant recognition or disclosure in the consolidated financial statements.
* * * * * *

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Bitgo Holdings, Inc. and Subsidiaries
Consolidated Balance Sheet
(in thousands, except share data)
As of December 31, 2018
Assets
Cash and cash equivalents	$49,929
Accounts receivable, net	2,358
Equipment and software, net	737
Digital Intangible Assets	5,730
Other assets	3,222
Total Assets	$61,976
Liabilities and Stockholders’ Equity
Liabilities
Accounts payable	$1,377
Deferred revenue	1,081
Other liabilities	2,308
Total Liabilities	4,766
Stockholders’ Equity
Series B-1 convertible stock, $0.0001 par value – 4,235,374 shares authorized, issued, and outstanding (liquidation preference of $16,200)	14,959
Series B convertible stock, $0.0001 par value – 16,820,400 shares authorized, and 16,820,350 shares issued and outstanding (liquidation preference of $45,899)	42,310
Series A convertible stock, $0.0001 par value – 21,005,676 shares authorized, issued, and outstanding (liquidation preference of $13,465)	11,913
Series Seed convertible stock, $0.0001 par value – 2,780,080 shares authorized, issued, and outstanding (liquidation preference of $2,480)	6,000
Common stock $0.0001 par value – 95,507,269 shares authorized; 17,544,994 shares issued and outstanding	2
Additional paid-in capital	1,998
Accumulated deficit	(19,972)
Total stockholders’ equity	57,210
Total liabilities and stockholders’ equity	$61,976
The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Bitgo Holdings, Inc. and Subsidiaries
Consolidated Statement of Operations
(in thousands)
Year ended December 31, 2018
Revenue
Wallet Services	$15,911
Professional Services	1,165
Total Revenue	17,076
Expenses
Compensation and benefits	14,299
Professional fees	5,484
Marketing	438
Equipment and technology	1,544
Occupancy	1,183
Other expenses	2,402
Total Expenses	25,350
Loss from operations	(8,274)
Other Gains/(Losses)
Realized gains on disposal of Digital Intangible Assets	807
Impairment on Digital Intangible Assets	(5,467)
Total Other Losses	(4,660)
Loss before income taxes	(12,934)
Provision for income taxes	25
Net loss	$(12,959)
The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Bitgo Holdings, Inc. and Subsidiaries
Consolidated Statement of Stockholders' Equity
December 31,2018
(in thousanda, except share data)
	Preferred Stock Series Seed		Preferred Stock Series A		Preferred Stock Series B		Preferred Stock Series B-1		Common Stock Class A		Common Stock Class F		Additional Pain in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1, 2018	2,780,080	$6,000	21,005,676	$11,913	14,346,768	$36,064	—	$—	5,511,234	$1	10,326,885	$1	$1,152	$(7,013)	$48,118
Issuance of Series B convertible preferred stock, net of issuance costs of $191					2,473,582	6,246							—		6,246
Issuance of Series B-1 convertible preferred stock, net of issuance costs of $42							4,235,374	14,959					—		14,959
Conversion of Common stock Class F to Common Stock Class A									2,552,902		(2,552,902)		—		—
Common stock issued in connection with exercises of stock options									1,706,875				471		471
Stock-based compensation expense													375		375
Net loss													—	(12,959)	(12,959)
Balance at December 31,2018	2,780,080	$6,000	21,005,676	$11,913	16,820,350	$42,310	4,235,374	$14,959	9,771,011	$1	7,773,983	$1	$1,998	$(19,972)	$57,210
The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Bitgo Holdings, Inc. and Subsidiaries
Consolidated Statement of Cash Flows
(in thousands)
Year ended December 31, 2018
Cash flow from operating activities:
Net loss	$(12,959)
Adjustment to reconcile net loss to net cash used by operating activities:
Stock-based compensation expense	375
Depreciation and amortization	138
Loss on disposal of property and equipment	39
Impairment of Digital Intangible Assets	5,467
Digital intangible assets received as revenue payments	(7,775)
Digital intangible assets used as accounts payable payments	969
Realized gains on disposal of Digital Intangible Assets	(807)
Changes in assets and liabilities
Accounts receivable, net	828
Digital intangible assets	(91)
Other assets	(2,345)
Accounts payables	908
Deferred revenue	1,071
Other Liabilities	1,779
Net cash used in operating activities	(12,403)
Cash flow from investing activities:
Purchase of equipment and software	(701)
Net cash used in investing activities	(701)
Cash flow from financing activities:
Proceeds from issuance of common stock upon exercise of options	471
Proceeds from Series B funding (net of issuance cost)	6,245
Proceeds from Series B-1 funding (net of issuance cost)	14,958
Net cash provided by financing activities	21,674
Net increase in cash and cash equivalents	8,569
Cash and cash equivalents, beginning of year	41,360
Cash and cash equivalents, end of year	$49,929
Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$—
Cash paid for income taxes	$—
Noncash Investing and financing activities:
Equipment and software purchased but not paid yet	$61
Digital Intagible Assets purchased and sold in exchange for other digital assets	$609
Digital Intangible Assets received as revenue payments	$7,775
Digital Intangible Assets used as accounts payable payments	$969
Nonmonetary assets received in exchange for professional services provided	$116
The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
BITGO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2018
1.
DESCRIPTION OF BUSINESS

BitGo Holdings, Inc. and Subsidiaries (the “Company” or “BitGo”) was originally incorporated in Delaware in 2011. The Company provides multi-signature blockchain wallet solutions to securely store customers’ digital assets on a software-as-a-service basis to its customers. At December 31, 2018, the Company supported various digital coins and tokens.
The Company is located and headquartered in Palo Alto, California. The Company has wholly owned subsidiaries in London, Singapore, and Tokyo. The Company’s revenues are derived primarily from operations in the United States.
Risks and Uncertainties—The Company is subject to a number of risks similar to those of other early stage companies, including, but not limited to, a limited operating history; the need for additional capital or financing to fund operating losses; competition from alternative products and services, both from other early stage and larger more established companies; protection of proprietary technology; and dependence on key individuals. The limited history of digital asset markets has shown that market participants must continually adapt to technological change and to innovate new solutions in order to secure and safeguard assets. The regulatory environment for the custody of digital intangible assets is complex, evolving, and uncertain, requiring the Company to allocate resources in legal, accounting, compliance, technology, and other functions that could impact the Company’s consolidated financial statements. Future regulatory rules adopted domestically and internationally may impose obligation and restrictions on how the Company manages and conducts its business activities in the future.
The growth of the digital assets industry in general is subject to a high degree of uncertainty and volatility. The Company is dependent on fee-based business for a majority of its revenue that may be materially impacted by how its customers and other market participants engage in activities around transfers of digital assets. In addition, the Company holds positions in digital assets, which are subject to a high degree of uncertainty and volatility, including the ability to liquidate those positions at favorable prices, impacting the Company’s consolidated financial statements.
Additionally, as a digital asset custodian, the Company is also responsible for the safeguarding of customer digital assets. A cybersecurity incident, or a failure to protect the Company’s computer systems, networks, and information, and clients’ information against cybersecurity threats, could result in the theft, loss, unauthorized access to, disclosure, use, or alteration of digital assets. Any such incident or failure could adversely impact the Company’s ability to conduct businesses and impact the Company’s consolidated financial statements. Customer digital assets are not assets of the Company and therefore, are not recognized on the Company’s consolidated financial statements.
Liquidity and Capital Resources—To date, the Company has not generated significant revenues and has incurred significant net losses and negative cash flows from operations. The Company financed its operations and development primarily through private placements of preferred stock. As of December 31, 2018, the Company had cash and cash equivalents of $49.9 million.
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).
Principals of Consolidation—The consolidated financial statements include the accounts of BitGo Holdings. and subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates—The preparation of consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expense during the reporting

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
BITGO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2018
period. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the consolidated financial statements; therefore, actual results could differ.
Comprehensive Loss—Comprehensive loss is the same as net loss for the year ended December 31, 2018.
Cash and Cash Equivalents—The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. As of December 31, 2018, cash and cash equivalents consists primarily of investments in US Dollar denominated money market funds, checking, and savings deposits. The Company’s cash balances exceed those that are federally insured.
In accordance with Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, the Company determined the fair value hierarchy of its money market fund as Level 1, which approximated $48.7 million as of December 31, 2018.
Accounts Receivable—Accounts receivables are invoice amounts less allowance for doubtful accounts. On a periodic basis, management evaluates its accounts receivable and determines whether to provide an allowance for doubtful accounts or if any accounts should be written off based on specific knowledge of a customer, past history of write-offs, collections, and other factors. A receivable is considered past due if the Company has not received payments based on agreed-upon terms. The Company generally does not require any security or collateral to support its receivables. The allowance for doubtful accounts was $0.5 million as of December 31, 2018.
Equipment and Software—Equipment and software consists primarily of information technology-related equipment, furniture and leasehold improvements. Equipment and software are stated at cost, less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The Company uses an estimated useful life of three years for employee-related computers, other office equipment, and site-related computer hardware and software, and seven years for furniture. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset.
Digital Intangible Assets—Under US GAAP, digital assets are accounted for as indefinite lived intangible assets, in accordance with ASC 350, Intangibles—Goodwill. These “Digital Intangible Assets” are a medium of exchange. The assets consist of coins or tokens that are built on a blockchain. The Company acquires digital intangible assets through cash purchases and payment from customers. As intangible assets, the assets are initially recorded at cost and tested for impairment annually or when evidence of impairment exists. Gains on such assets are not recorded or recognized until their final disposition. An impairment loss is recorded if the carry value of the digital asset exceeds the lowest quoted price on an exchange in the fiscal year. The realized gains on disposals of digital intangible assets gains and impairment of digital intangible assets are recorded as Other Gains/(Losses).
Cost Method Investment and Non-monetary Transaction—In 2018, the Company received common stock of a private company for professional services rendered under a development contract. As the ownership is less than 20%, the Company accounted for the minority ownership in accordance to ASC 325-20, Cost Method Investments, and recognized the investment at cost. The Company will subsequently measure the investment at cost unless there is a decline in fair value that is considered to be other-than-temporary and an impairment will be recorded to record the investments carrying value at the estimated fair value. In addition, in accordance to ASC 820, Fair Value Measurements and Disclosures, the Company determined that the carrying value of a minority equity ownership as Level 3, which approximated $0.1 million as of December 31, 2018. The gross revenue of $0.1 million was recorded as part of Professional Services Revenue and the asset was recorded as part of Other Assets.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
BITGO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2018
Other Liabilities—Other liabilities consists of primarily accrued compensation and related benefits and accrued general and administrative expenses.
Revenue Recognition—The Company records revenue from wallet services and professional services fees. The Company recognizes revenue when control of promised services or software is transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those services or software. Substantially, all revenue is recognized over time, and not at a point in time.
The Company determines revenue recognition through the following steps:
•
Identification of the contract, or contracts, with a customer.

•
Identification of the performance obligations in the contract.

•
Determination of the transaction price.

•
Allocation of the transaction price to the performance obligations in the contract.

•
Recognition of revenue when, or as, a performance obligation is satisfied.

Wallet Services Revenue
Wallet Services revenue consists primarily of providing digital intangible asset wallet services to institutional and retail customers in exchange for certain up-front, plus monthly fees for providing access to the Company’s platform for multi-signature wallets that provide security and custody for digital assets. Wallet services revenue is recognized monthly based on usage each month, with any onboarding fees recognized ratably over the contract duration, commencing when the service is made available to the customer (generally upon onboarding). Arrangements are generally for one year and contain cancellation provisions including penalties to compensate the Company should termination occur. The Company’s wallet services arrangements do not provide customers with the right to take possession of the software supporting the platform and, as a result, are accounted for as a right to access the services. The right to access the services is a single performance obligation, which represent a series of distinct service periods over the duration of the contract. Contracts for wallet services contain fixed fees for onboarding and certain features, as well as variable usage-based fees subject to a monthly minimum. The Company does not include usage-based fees in the transaction price as such fees represent variable consideration allocable to the period in which it is earned. Customers are typically invoiced monthly in arrears based on usage subject to minimum monthly fees with payment terms of 30 days.
Professional Services Revenue
Professional services revenue consists primarily of development fees for customized blockchain and software development kits. Professional services contracts include fees that are not subject to variability for customized development. The transaction price is allocated to the separate performance obligations on a relative stand-alone selling price basis, but if the performance obligations are delivered concurrently with the same pattern of transfer, the Company accounts for such obligations as if they were a single performance obligation. The Company also provides support and maintenance of the software that is recognized ratably over the specified term.
Significant Customers
Significant customers are those that represent more than 10% of the Company’s total revenue or gross accounts receivable balance at each balance sheet date. During the year ended December 31, 2018, the Company had no customer that accounted for 10% or more of total revenue. As of December 31, 2018, the Company had one customer that accounted for 10% or more of gross accounts receivable, which have been subsequently collected.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
BITGO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2018
Deferred Revenue—Deferred revenue consists of billings or payments received in advance of revenue recognition and is recognized as the revenue recognition criteria are met.
Deferred Commissions and Costs to Fulfill—As part of its adoption of Accounting Standard Update (ASU) No. 2014-09, Revenue from Contracts With Customers, the Company capitalizes incremental costs of obtaining a revenue contract. Under this accounting policy, the capitalized amounts consist primarily of sales commissions paid to the Company’s direct sales force upon executive of new of contracts. Costs capitalized related to new revenue contracts are amortized on a straight -line basis over the estimated life of the customer, which, although longer than the typical initial contract period, reflects the average period of benefit, including expected contract renewals. The Company does not pay sales commissions for renewal contracts. The capitalized commissions are recorded as part of Other Assets.
Amortization of capitalized costs to obtain revenue contracts is included in compensation and benefits expense in the accompanying consolidated statement of operations. During fiscal 2018, the Company capitalized $1.2 million of costs to obtain revenue contracts and amortized $0.3 million to compensation and benefits expense.
Compensation and benefits—Compensation and benefits expenses consist of primarily employees’ salaries, bonuses, travel, amortization of equity awards, and other items, such as benefits. For the year ended December 31, 2018, the compensation and benefits expense was $14.3 million, of which $7.3 million was for research and development.
Professional fees—Professional fees consist of temporary staffs, consultants, recruiting services, and outside legal costs. For the year ended December 31, 2018, professional fees were $5.5 million.
Marketing—Marketing expenses consist of advertising, trade show sponsorships, events, and conferences. For the year end December 31, 2018, marketing expenses were $0.4 million.
Equipment and technology—Equipment and technology expense consist of hardware and software that are not capitalized in accordance to the Company’s capitalization policy, hosting costs, depreciation, and amortization. For the year ended December 31, 2018, equipment and technology expense was $1.5 million.
Occupancy—Occupancy expenses consist of rent, landlord transferred fees, such as property tax, utilities, and telecommunication. For the year ended December 31, 2018, occupancy expense was $1.2 million, of which $1.0 million consisted of facilities rent.
Other expenses—Other expenses includes bad debt, office and other overhead costs. For the year ended December 31, 2018, other expenses were $2.4 million.
Income Taxes—Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2018, the Company has recorded a full valuation allowance against its deferred tax assets (see Note 8).
The Company recognizes uncertain tax positions when it meets a more-likely-than-not threshold. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as Income Tax Expense, as necessary.
Stock-Based Compensation—The Company measures and records the expense related to stock-based payment awards based on the fair value of those awards as determined on the date of grant. The Company recognizes stock-based compensation expense over the requisite service period of the individual grant,

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
BITGO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2018
generally equal to the vesting period and uses the straight-line method to recognize stock-based compensation. The Company uses the Black-Scholes-Merton (“Black-Scholes”) option-pricing model to determine the fair value of stock awards. The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions, which determine the fair value of share-based awards, including the option’s expected term and the price volatility of the underlying stock. The Company calculates the fair value of options granted by using the Black-Scholes option-pricing model with the following assumptions:
Expected Volatility—The Company estimated volatility for option grants by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the option grant for a term that is approximately equal to the options’ expected term.
Expected Term—The expected term of the Company’s options represents the period that the stock-based awards are expected to be outstanding. The Company has elected to use the midpoint of the stock options vesting term and contractual expiration period to compute the expected term, as the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post vesting employment termination behavior.
Risk-Free Interest Rate—The risk-free interest rate is based on the implied yield currently available on US Treasury zero-coupon issues with a term that is equal to the options’ expected term at the grant date.
Dividend Yield—The Company has not declared or paid dividends to date and does not anticipate declaring dividends. As such, the dividend yield has been estimated to be zero.
Forfeiture Rate—The Company elected to record forfeitures as they occur in accordance to ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting.
Pursuant to ASU 2016-09, the Company recognized all excess tax benefits and tax deficiencies in the income statement in the period the deduction arises.
The Company records compensation expense related to stock options issued to nonemployees, including advisors based on the fair value of the stock options calculated using the Black-Scholes option-pricing model over the service performance period as the equity instruments vest. At each reporting date, the Company revalues the fair value and expense related to the unvested portion of such nonemployee awards. As a result, the fair value of options granted to nonemployees is remeasured each reporting period over the options’ respective vesting term and recognized as an expense related to unvested equity instruments over the period the services are rendered.
Concentrations of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, trade accounts receivable, and digital intangible asset loans. The Company invests its excess cash in low-risk, highly liquid money market funds with major financial institutions. The Company closely monitors the extension of credit to its customers, while maintaining allowances, if necessary, for potential credit losses. On a regular basis, BitGo evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of partial write-offs and collections and current credit conditions.
Employee Benefit Plan—The Company sponsors a qualified 401(k) defined contribution plan covering eligible employees. Participants may contribute a portion of their annual compensation limited to a maximum annual amount set by the Internal Revenue Service. The Company matches up 4% of the employees’ salary annual contribution. The defined contribution expenses recorded in the Company’s consolidated statement of operations were not material during the year.
Recent Accounting Pronouncements—In May 2014, the FASB issued ASU No. 2014-09. ASU No. 2014-09 supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
BITGO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2018
services. ASU No. 2014-09 also includes Subtopic 340-40, Other Assets and Deferred Costs —Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer, as well as certain costs incurred in fulfillment of a future performance obligation. Collectively, we refer to ASU No. 2014-09 and Subtopic 340-40 as the “new revenue recognition standard.” The new revenue recognition standard is effective for nonpublic entities for reporting periods beginning after December 31, 2019, with the option to adopt as early as for reporting periods beginning after December 15, 2016. The Company early adopted the requirements of the new revenue recognition standard as of January 1, 2018, utilizing the full retrospective method. The consolidated financial statements have been prepared applying the new standard to all periods presented.
In February 2016, the FASB issued updated guidance on leases that requires a lessee to recognize the assets and lease liabilities on the balance sheet for certain leases classified as operating leases under previous US GAAP. In September 2017, the FASB provided additional clarification and implementation guidance on leases. This updated guidance is effective for nonpublic entities for the reporting periods after December 31, 2019. The Company is currently evaluating the effect this new guidance will have on its consolidated financial statements.
In March 2016, the FASB issued ASU No. 2014-09. The accounting standard update allowed companies to elect to record forfeitures in share-based compensation arrangements as they occur. The new standard is effective for nonpublic entities for the reporting periods after December 15, 2017. The Company adopted the standard as of January 1, 2018, to account for the retrospective application of the new accounting principle. The adoption of this guidance had an immaterial impact to the Company’s consolidated financial statements.
3.
EQUIPMENT AND SOFTWARE

Equipment and software as of December 31, 2018, are composed of the following:
2018
(in thousands)
Computer equipment and software	$636
Furniture and office equipment	29
Leasehold improvements	391
Total Equipment and Software	1,056
Less accumulated depreciation and amoritization	(319)
Equipment and Software, net	$737
Total depreciation and amortization expense for the year ended December 31, 2018, was $0.1 million.
The Company has not acquired any equipment and software under capital leases.
4.
COMMITMENTS AND CONTINGENCIES

Leases—The Company leases office spaces under noncancelable operating lease agreements, which expire from 2020 through 2023. The Company is required to pay property taxes, insurance, and normal maintenance costs for certain of these facilities, and will be required to pay any increases over the base year of these expenses on the remainder of the Company’s facilities.
Deferred Rent—Certain of the Company’s operating leases contain predetermined fixed escalations of minimum rentals during the lease term. For these leases, the Company recognizes the related rental expense on a straight- line basis over the life of the lease from the date the Company takes possession of the office and records the difference between amounts charged to operations and amounts paid as deferred rent. As part

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
BITGO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2018
of its lease agreements, the Company may receive lease incentives, primarily tenant improvement allowances and free rent. These allowances and free rent are also deferred and are amortized as a reduction of rent expense on a straight-line basis over the lease term. As of December 31, 2018, $0.1 million had been accrued.
Rental expense for operating leases for the year ended December 31, 2018, was $1.0 million.
Future minimum lease payments under noncancelable operating leases as of December 31, 2018, are as follows:
Year Ending December 31	Operating Leases
(in thousands)
2019	$1,065
2020	1,101
2021	1,087
2022	1,100
2023	356
Total minimum future lease payments	$4,709
Litigation—From time to time, the Company may become involved in various legal proceedings in the ordinary course of its business and may be subject to third -party claims. Management believes that any liability of the Company that may arise out of or with respect to these matters will not materially adversely affect the Company’s consolidated financial statements.
5.
GUARANTEES AND INDEMNIFICATIONS

In the normal course of business, the Company may agree to indemnify third parties with whom it enters into contractual relationships, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters. The Company has agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that the Company’s products when used for their intended purposes the intellectual property rights of such other third parties, or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each claim.
6.
CAPITAL STOCK

Convertible preferred stock as of December 31, 2018, consisted of the following (in thousands, except for share data):
	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Value
Series Seed	2,780,080	2,780,080	$2.16	$6,000
Series A	21,005,676	21,005,676	0.59	12,100
Series B	16,820,400	16,820,350	2.53	42,500
Series B-1	4,235,374	4,235,374	3.54	15,000
	44,841,530	44,841,480		$75,600
The Company’s certificate of incorporation, as amended, designates and authorizes the Company to issue 44,841,530 shares of preferred stock, of which 2,780,080 shares are designated as Series Seed convertible

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
BITGO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2018
preferred stock, 21,005,676 shares are designated as Series A convertible preferred stock, and 16,820,400 shares are designated as Series B convertible preferred stock, and 4,235,374 shares are designated as Series B-1 convertible preferred stock.
As of December 31, 2018, the Company had 95,507,269 shares of $0.0001 par value common stock authorized, which 77,000,000 are designed as Common Stock Class A and 18,507,269 are designed as Common Stock Class F, and available to issue for purposes of satisfying conversion of preferred stock, the exercise and future grant of common stock options, and for purposes of any future business acquisitions. In 2018, the Company converted 2,552,902 shares of Common Stock Class F to Common Stock Class A.
The holders of Series Seed, Series A, Series B, and Series B-1 convertible preferred stock have various rights and preferences as follows:
Voting—Each share of convertible preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as one class with the common stock, except as below:
Holders of Series B preferred stock, exclusively and as a separate class, are entitled to elect two members to the Company’s board of directors (the “Board of Directors”).
Holders of Series A preferred stock, exclusively and as a separate class, are entitled to elect one member to the Board of Directors.
Holders of Series Seed preferred stock, exclusively and as a separate class, are entitled to elect one member to the Board of Directors.
Holders of Common Stock Class F, exclusively and as separate class, are entitled to elect one member to the Board of Directors.
Holders of Common Stock Class A and F, voting together as a single class on an as converted to Common Stock Class A basis, are entitled to elect one member to the Board of Directors.
Holders of Common Stock Class F and preferred stock, voting together as a single class on an as converted to Common Stock Class A basis separately from the holders of Common Stock Class A, are entitled to elect one member to the Board of Directors.
Dividends—The holders of Series Seed, Series A, Series B, and Series B-1 preferred stock shall be entitled to receive, out of any funds legally available, noncumulative dividends prior and in preference to any dividends paid on the common stock, at the rate of $0.2833, $0.2021, $0.0475, and $0.1726 per share per annum for Series B-1, Series B, Series A, and Series Seed, respectively, as adjusted for stock splits, stock dividends, combinations, recapitalizations, and similar transactions, when, as and if declared by the Board of Directors. After payment of such dividends on the Series Seed, Series A, Series B, and Series B-1 preferred stock, any additional dividends or distributions shall be distributed among all holders of common stock in proportion to the number of shares of common stock that would be held by each such holder if all shares of preferred stock were converted to common stock at the then-effective conversion rate. Such dividends are not cumulative. No dividends have been declared or paid on the Company’s preferred stock.
Liquidation Preference—In the event of any liquidation, dissolution, or winding-up of the Company, the holders of preferred stock shall be entitled to receive, ratably, prior and in preference to any distribution of the assets or funds of the Company to the holders of the common stock, the greater amount equal to the issuance price per share of $3.5416, $2.5267, $0.5935, and $0.7194 for Series B-1, Series B, Series A, and Series Seed, respectively, plus any dividends declared but unpaid thereon or such amount per share as would have been payable had all shares have been converted into Common Stock (the “Liquidation Preference”). If the Company has insufficient assets to permit payment of the Liquidation Preference in full to all holders of preferred stock, then the assets of the Company shall be distributed ratably to the holders

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
BITGO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2018
of Series B and Series B-1 preferred stock. If any assets remain after distribution to holders of Series B and Series B-1 preferred stock, then the assets would be distributed ratably to the holders of Series A and Series Seed preferred stock.
After payment of the Liquidation Preference to the holders of preferred stock, the remaining assets of the Company shall be distributed ratably to the holders of common stock on a fully converted basis.
Redemption—Preferred stock and common stock are not redeemable at the option of the holder.
Conversion—Each share of preferred stock is convertible at the option of the holder, at any time after the date of issuance of such share, into shares of common stock as is determined by dividing the original purchase price of preferred stock by the conversion price in effect at the time of conversion for such series of preferred stock. The conversion price per share of Series Seed, Series A, Series B, and Series B-1 convertible preferred stock shall be $2.1582, $0.5935, $2.5267, and $3.5416 per share, respectively, as defined by the Company’s certificate of incorporation, as amended. As of December 31, 2018, the conversion ratio for preferred stock was one to one.
Each share of preferred stock will automatically be converted into shares of common stock at the then-effective conversion rate of such shares upon the earlier of (i) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, which results in aggregate gross cash proceeds to the Company in excess of $75 million (net of underwriters’ discounts, concessions, commissions, and expenses) or (ii) (A) with respect to the automatic conversion of a series of Preferred Stock, the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of such series of Preferred stock; and (B) with respect to the automatic conversion of the Common Stock Class F, the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of the Common Stock Class F.
Antidilution Protection—Preferred stock and Common Stock Class F have the following protection provisions.
Preferred stock are protected that so long as at least 5 million shares of Preferred Stock are outstanding (as adjusted for stock split, stock dividends, combinations or other similar recapitalizations), the Company must obtain approval of holders of a majority of the then outstanding shares of Preferred Stock, voting together on an as-converted Common Stock Class A basis (which shall include the approval of the holders of (i) a majority of Series B Preferred Stock and (ii) 66.67% of Series B-1 Preferred Stock) to:
I.
Create, authorize or issue (whether by reclassification or otherwise) any new class or series of capital stock or any security that is senior to or on any parity with any series of the Preferred Stock with respect to any right, preference or privilege;

II.
Purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than terms within the Company’s charter;

III.
Liquidate, dissolve, or wind-up the business and affairs of the Company, or consent any of the foregoing, unless such actions are in connection with any Deemed Liquidation Event;

IV.
Increase or decrease the authorized number of shares of Preferred Stock or Common Stock;

V.
Amend, alter or repeal any of the rights, preferences or privileges of any series of the Preferred Stock in a manner adverse to such series of Preferred Stock;

VI.
Amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Company in a manner that adverse to any series of the Preferred Stock;

VII.
Create, or authorize the creation of, or issue, or authorize the issuance of any debt security in an

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
BITGO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2018
aggregate principal amount in excess of $0.1 million, unless such debt security has been previously approved by the Board of Directors;
VIII.
Increase or decrease the authorized number of directors constituting the Board of Directors; or

IX.
Take any of the foregoing actions indirectly through a subsidiary of the Company.

Common Stock Class F are protected that so long as at least 4.5 million shares of Common Stock Class F are outstanding (as adjusted for stock splits, stock dividends, combinations or other similar recapitalizations), the Company must obtain approval of the holders of a majority of the then outstanding shares of Common Stock Class F, voting together on an as-converted Common Stock Class A basis to:
I.
Amend, alter or repeal any of the rights, preferences or privileges of the Common Stock Class F in a manner adverse to the Common Stock Class F; or

II.
Increase or decrease the authorized number of directors constituting the Board or Directors.

7.
STOCK OPTION PLAN

Stock Option Plans—In May 5, 2011, the Company adopted the BitGo, Inc. 2011 Stock Incentive Plan (the “Plan”) pursuant to which the Board of Directors may grant nonstatutory stock options to purchase shares of the Company’s common stock to outside directors and consultants and either nonstatutory or incentive stock options to purchase shares of the Company’s common stock to employees. The Plan authorizes grants of options up to 4,644,954 stock options must be granted with an exercise price equal to the stock’s fair market value at the date of grant. Stock options generally have 10-year terms and vest over a four-year period starting from the date specified in each agreement. On October 12, 2018, BitGo Holdings assumed the Plan in connection with a holding company reorganization. On the same date, the Board of Directors approved to increase the number of shares of the Company’s common stock authorized for issuance by 9,733,564 shares, from 4,644,954 shares to 14,378,518 shares. At December 31, 2018, there were 3,226,992 shares available for the Company to grant under the Plan.
In addition to the Plan, the Board of Directors approved in 2014 the Class F Non -Plan Option Grants (the “Non-Plan”) to grant stock options to selected individuals. The prestock split adjusted Non-Plan granted 18,537,220 stock options with an exercise of $0.055 per share. In 2014, the Company had a reverse stock split that was applicable to all outstanding shares and options plans. The split adjusted Non-Plan granted 10,450,163 stock options with an exercise of $0.098 per share. Stock options generally have 10-year terms and vest over a four-year period starting from the date specified in each agreement. Since 2014, the Non-Plan have not been used to grant any additional options.
A summary of the status of the employee and nonemployee stock options as of December 31, 2018, and changes during the year then ended is presented below (the number of options represents ordinary shares exercisable in respect thereof):
	2011 Employee Stock Options Plan
	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Terms (In Years)	Aggregate Intrinsic Value
	(In Thousands, Except per Share Amounts and Terms)
Balance – January 1, 2018	5,263	$0.12	8.04	$2,798
Options grants	6,149	$0.73
Options exercised	(1,707)	$0.28
Options canceled/foreited	(2,141)	$0.26

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
BITGO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2018
	2011 Employee Stock Options Plan
	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Terms (In Years)	Aggregate Intrinsic Value
	(In Thousands, Except per Share Amounts and Terms)
Balance – December 31, 2018	7,564	$0.54	8.84	$3,252
Exercisable – December 31, 2018	1,621	$0.21	7.27	$1,232
Vested and expected to vest – December 31, 2018	7,564	$0.54	8.84	$3,252

	Non-Plan
	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Terms (In Years)	Aggregate Intrinsic Value
	(In Thousands, Except per Share Amounts and Terms)
Balance – January 1, 2018	1,518	$0.10	6.41	$838
Options grants	—
Options exercised	—
Options canceled/foreited	—
Balance – December 31, 2018	1,518	$0.10	5.41	$1,324
Exercisable – December 31, 2018	1,518	$0.10	5.41	$1,324
Vested and expected to vest – December 31, 2018	1,518	$0.10	5.41	$1,324
For the Plan, the weighted-average grant-date fair value of options granted during the year 2018 was $0.35. The total intrinsic value of options exercised during the year ended December 31, 2018, was $1.2 million. During the year ended December 31, 2018, the Company granted 6.1 million options, with service conditions only. The Company records compensation expense on a straight-line basis over the vesting period. As of December 31, 2018, total compensation cost not yet recognized related to unvested stock options was $1.6 million, which is expected to be recognized over a weighted-average period of 3.53 years.
Stock-Based Compensation Expense—Employees and Nonemployees—Stock-based compensation expense for both employees and nonemployees was $0.4 million for the year ended December 31, 2018.
Employee Stock Options Valuation—The Company estimates the fair value of stock options on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires estimates of highly subjective assumptions, which affect the fair value of each stock option. The assumptions used to estimate the fair value of stock options granted during the year ended December 31, 2018, are as follows:
2018
Valuation assumptions:
Fair value of common stock	$0.65 to $0.97
Expected volatility	42.9% to 47.4%
Expected life (years)	5.0 to 6.1
Risk-free interest rate	2.6% to 2.9%
Expected dividend yield	0%

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
BITGO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2018
Since the Company’s stock is not publicly traded, the expected volatility is based on the historical and implied volatility of similar companies whose stock or option prices are publicly available, after considering the industry, stage of life cycle, size, market capitalization, and financial leverage of the other companies. The risk-free interest rate assumption is based on observed US Treasury yield curve interest rates in effect at the time of grant appropriate for the expected term of the stock options granted. As permitted under authoritative guidance, due to the limited amount of option exercises, the Company used the simplified method to compute the expected term for options granted to nonexecutive employees in the year ended December 31, 2018. The same methodology was applied to executives for the year ended December 31, 2018.
Stock Options Granted to Nonemployees—Stock-based awards issued to nonemployees are accounted for at fair value and determined using the Black-Scholes option -pricing model. Management believes that the fair value of the stock options is more reliably measured than the fair value of the services received. The fair value of each nonemployee stock-based compensation award is remeasured each period until a commitment date is reached, which is generally the vesting date. During the year ended December 31, 2018, there were no shares granted to nonemployees.
Since the Company’s stock is not publicly traded, the expected volatility is based on the historical volatility of similar companies whose stock or option prices are publicly available, after considering the industry, stage of life cycle, size, market capitalization, and financial leverage of the other companies. Expected term for nonemployee options represents the contractual term on the valuation date. The risk-free interest rate assumption is based on observed U.S. Treasury yield curve interest rates in effect at the time of grant appropriate for the expected term of the stock options.
8.
INCOME TAXES

The components of the provision for income taxes are as follows (in thousands):
For the year ended December 31, 2018
Current tax provision
Federal	$—
State	18
Foreign	7
25
Deferred tax provision
Federal	—
State	—
Foreign	—
—
Total provision for income taxes:	$25
The components of loss before income taxes by United States and foreign jurisdictions are as follows (in thousands):
For the year ended December 31, 2018
United States	(12,969)
Foreign	35
Total	(12,934)
Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
BITGO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2018
December 31, 2018, the deferred tax assets balance is $5.7 million. Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets include net operating loss carryforwards, unrealized loss, and credits.
Based on the available objective evidence, including the Company’s limited operating history and losses, Management believes it is more likely than not that the net deferred tax assets will not be fully realized. Accordingly, management has applied a valuation allowance against all of its US net deferred tax assets at December 31, 2018.
The Company’s effective tax rates for the year ended December 31, 2018 differ from the U.S. federal statutory rate as follows:
Tax at the Federal Statutory Rate	21.00%
Other Nondeductible Items	-0.71%
Stock-based compensation	-0.43%
Research and development credits	2.78%
Change in valuation allowance	-43.71%
State taxes, net of federal benefits	9.22%
True-up	11.67%
Total Provision for Income Taxes	-0.19%
As of December 31, 2018, the Company had a net operating loss carryforwards of $10.2 million for federal purposes, and $9.9 million for state and local purposes, respectively which may be subject to limitations as described below. If not utilized, these carryforwards will begin to expire in 2035 for federal, and 2032 for state and local purposes.
Under the newly enacted federal income tax law, federal net operating losses incurred in 2018 and in future years may be carried forward indefinitely, but the deductibility of such federal net operating losses is limited. It is uncertain if and to what extent various states will conform to the newly enacted federal income tax law.
As of December 31, 2018, the Company had research and development tax credit carryforwards for federal tax purposes of $0.8 million, and state research and development tax credit carryforwards of $0.6 million, respectively. The federal research and development tax credit carryforwards will expire at various dates beginning in the year 2031. The Company’s state research and development tax credit carryforwards do not expire.
Utilization of the net operating loss (“NOL”) carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of NOL carryforwards and credits before utilization. Current laws impose substantial restrictions on the utilization of NOL carryforwards and credits in the event of an “ownership change” within a three-year period as defined by the Internal Revenue Code Section 382 (Section 382). If there should be an ownership change, the Company’s ability to utilize its NOL carryforwards and credits could be limited. The Company has not performed a Section 382 analysis.
Annually, the Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities in considering whether any tax benefit can be recorded in the financial statements. As of December 31, 2018, the Company had unrecognized tax benefits of approximately $0.3 million, none of which will affect the effective tax rate due to the full valuation

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
BITGO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2018
allowance on the domestic NOLs and credits. It is unlikely that the amount of liability for unrecognized tax benefits will significantly change over the next 12 months.
The Company’s major tax jurisdictions are the United States and California, Singapore, United Kingdom, and Japan. All of the Company’s domestic tax years will remain open for examination by the federal and state tax authorities for three and four years, respectively, from the date of utilization of the net operating loss or R&D Credits. For federal and state purposes, the tax years that are open include 2011 to present. The Company does not have any tax audits or other issues pending.
9.
RELATED-PARTY TRANSACTIONS

For the year ended December 31, 2018, there were revenue transactions and purchases made with an affiliate of investors.
10.
SUBSEQUENT EVENTS

The Company evaluated subsequent events from December 31, 2018, the date of these consolidated financial statements, through January 17, 2020, which represents the date the consolidated financial statements were issued, for events requiring recording or disclosure in the consolidated financial statements for the year ended December 31, 2018.
BitGo, Inc. and BitGo Trust Company are presently defendants in a civil lawsuit filed by a former potential business partner in the Federal court of South Dakota on November 19, 2019. Management believes the Company has meritorious defense against the allegations, however at this juncture, it is not possible to determine the outcome or quantify the potential liability due to the lawsuit.
* * * * * *

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
ADDITIONAL MANAGEMENT CIRCULAR MATTERS UNDER CANADIAN SECURITIES LAWS (NI 51-102F5)

C-i

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83

C-ii

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
GLOSSARY
Unless otherwise specified or if the context so requires, the following terms have the meanings set forth below for purposes of this Management Circular:
In this Management Circular, references to “Galaxy”, the “Company”, “we” and “our” refer to (i) GDHL (a Cayman Islands exempted company) prior to the Domestication, (ii) GDH Delaware (a Delaware corporation) following the Domestication and prior to the Reorganization Merger and (iii) Pubco (a Delaware corporation) following the Reorganization Merger.
“$” Except where otherwise indicated, references to “dollars”, “US$”, or “$” are to U.S. dollars, and any references to “C$” are to Canadian dollars;
“10% shareholder” has the meaning set out on page 49;
“Adjournment” has the meaning set out on page 34;
“Adjournment Proposal” means the vote to approve by ordinary resolution the Adjournment;
“allowable capital loss” has the meaning set out on page 45;
“Amended LP Agreement” has the meaning set out on page 22;
“Beneficial Shareholders” means Shareholders who do not hold Ordinary Shares in their own name;
“BitGo Acquisition” means Galaxy’s proposed acquisition of BitGo Holdings, Inc. pursuant to the terms of an agreement and plan of merger dated May 5, 2021 entered into among the parties, as described in a material change report of GDHL dated May 14, 2021 and filed on GDHL’s SEDAR profile at www.sedar.com;
“Blakes” means Blake, Cassels & Graydon LLP;
“Board” means the board of directors of GDHL;
“Canadian Securities Laws” means the securities legislation and regulations thereunder of each province and territory of Canada and the rules, instruments, policies and orders of each Securities Regulator made thereunder;
“Cayman Islands Companies Act” means the Cayman Islands Companies Act (As Revised);
“Certification Process Adjustment” has the meaning set out on page 38;
“Citi” means Citigroup Inc.;
“Class A Common Stock” means Class A common stock in the capital of GDH Delaware which will convert, automatically and by operation of law, on a one-for-one basis into one share of Class A common stock in the capital of Pubco in the Reorganization Merger;
“Class B Common Stock” means Class B common stock in the capital of GDH Delaware which will convert, automatically and by operation of law, on a one-for-one basis into one share of Class B common stock in the capital of Pubco in the Reorganization Merger;
“Class A Units” means Class A limited partnership units of GDH LP, prior to consummation of the continuation of GDH LP as a Delaware limited partnership;
“Class B Units” means Class B limited partnership units of GDH LP, prior to consummation of the continuation of GDH LP as a Delaware limited partnership;
“Code” means Internal Revenue Code of 1986, as amended;
“Common Stock” means the Class A Common Stock and Class B Common Stock, collectively;
“CRA” means the Canada Revenue Agency;

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
“Davidson” has the meaning set out on page 42;
“Davis Polk” means Davis Polk & Wardwell LLP;
“Deferred Income Plan” means any trust governed by a TFSA, DPSP, RDSP, RRSP, RRIF or RESP, each as defined herein;
“DGCL” means Delaware General Corporation Law;
“Director Nomination Agreement” has the meaning set out on page 25;
“Dodd-Frank Wall Street Reform and Consumer Protection Act” means the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010;
“Domestication” has the meaning set out on page 8;
“Domestication Proposal” means the vote to approve by special resolution the Domestication;
“Domestication Charter and Bylaws Amendment” has the meaning set out on page 9;
“Domestication Charter and Bylaws Differences” has the meaning set out on page 9;
“Domestication Charter and Bylaws Differences Proposals” means the vote to approve by special resolution the Domestication Charter and Bylaws Differences;
“DPSP” means a deferred profit sharing plan, as defined in the Tax Act;
“Echelon” means Echelon Wealth Partners;
“Effective Date” has the meaning set out on page 42;
“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;
“Excluded Shareholders” means the following Shareholders, as applicable: (i) GDHL, (ii) “interested parties” (as defined in MI 61-101), (iii) any “related party” of an “interested party” and (iv) any person that is a “joint actor” (as such terms are defined in MI 61-101);
“Existing Organizational Documents” means GDHL’s current memorandum and articles of association;
“Existing LP” means each existing Class B limited partner of GDH LP;
“F Reorganization” has the meaning set out on page 49;
“Fasken” means Fasken Martineau DuMoulin LLP;
“FASB” means Financial Accounting Standards Board;
“FATCA” means sections 1471 through 1474 of the Code;
“Form 54-101F7” means the form “Request for Voting Instructions Made by Intermediary” under NI 54‑101;
“Form 62-103F3” means the form “Required Disclosure by an Eligible Institutional Investor under Part 4” under NI 62-103;
“Form W-8BEN” means the Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding and Reporting (Individuals)
“Form W-8BEN-E” means the Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding and Reporting (Entities)
“Founder” or “Mr. Novogratz” means Michael Novogratz;
“GAAP” means generally accepted accounting principles;

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
“GDH Delaware” means GDHL following the Domestication;
“GDH GP” means Galaxy Digital Holdings GP LLC;
“GDH LP” means Galaxy Digital Holdings LP, an exempted limited partnership formed under the laws of the Cayman Islands, and, following the consummation of the continuation of GDH LP as a Delaware limited partnership, means such Delaware limited partnership;
“GDH LPA” means the fourth amended and restated limited partnership agreement of Galaxy Digital Holdings LP, an exempted limited partnership formed under the laws of the Cayman Islands;
“GDHL” means Galaxy Digital Holdings Ltd.
“GDHL Record Date” means [•], 2022
“GDHL shareholder” means a holder of Ordinary Shares;
“GGI” means Galaxy Group Investments LLC;
“Governing Documents Amendment” has the meaning set out on page 9;
“Governing Documents Amendment Proposal” means the vote to approve by special resolution the Governing Documents Amendment;
“Governmental Entity” means any:
(a)
multinational, federal, provincial, territorial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency;

(b)
any division, subdivision, ministry, department, section, agent, commission, board or authority of any of the foregoing;

(c)
any stock exchange; or

(d)
any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Holder” has the meaning set out on page 44;
“Intermediaries” has the meaning set out on page 34;
“Issuance of Class B Common Stock” has the meaning set out on page 11;
“Issuance of Class B Common Stock Proposal” means the votes to approve by a simple majority, excluding Excluded Shareholders, the Issuance of Class B Common Stock;
“IFRS” means International Financial Reporting Standards, which are issued by the International Accounting Standards Board, as adopted in Canada;
“IRS” means U.S. Internal Revenue Service;
“Jenner” means Jenner & Block LLP;
“KPMG” means KPMG LLP;
“LP Units” means limited partnership units of GDH LP upon consummation of the continuation of GDH LP as a Delaware limited partnership;
“LTI Plan” means the long term incentive plan of the Company;
“Maples” means Maples Group;
“Management Circular” means this management information circular furnished in connection with the solicitation of proxies by the management of GDHL for use at the Meeting;

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
“Meeting” means the special meeting, which shall also constitute an extraordinary general meeting for the purposes of GDHL’s memorandum and articles of association, of Shareholders to be held in person on [•] at [•] (local time) at [•] and virtually via live webcast at [•];
“Minority Shareholders” the Shareholders, excluding the Excluded Shareholders;
“MI 61-101” means Multilateral Instrument 61-101—Protection of Minority Securityholders in Special Transactions;
“Nasdaq” means the Nasdaq Global Select Market;
“NI 54-101” means National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer;
“NOBO” means beneficial Shareholders who do not object to the issuers of the securities they own knowing who they are;
“Notice” means the notice of the Meeting;
“Non-Certifying Shareholder” has the meaning set out on page 38;
“OBO” means Beneficial Shareholders who object to their name being made known to the issuers of securities which they own;
“OIFP Rules” has the meaning set out on page 46;
“Ordinary Shares” means ordinary shares in the capital of GDHL;
“PCAOB” means the Public Company Accounting Oversight Board;
“person” includes an individual, firm, trust, partnership, limited partnership, limited liability partnership, association, corporation, limited liability company, joint venture, trustee, executor, administrator, legal representative or government (including any Governmental Entity);
“Potential Alternative” has the meaning set out on page 12;
“Proposals” means the Domestication Proposal, the Governing Documents Amendment Proposal, the Proposed Organizational Documents Proposal, the Domestication Charter and Bylaws Differences Proposals, the Issuance of Class B Common Stock Proposal and the Adjournment Proposal;
“Proposed Bylaws” means bylaws substantially in the form attached to this Management Circular as Annex “B”;
“Proposed Charter” means a certificate of incorporation substantially in the form attached to this Management Circular as Annex “C”;
“Proposed Organizational Documents” has the meaning set out on page 9;
“Proposed Organizational Documents Proposal” means the vote to approve by special resolution the Proposed Organizational Documents;
“Pubco” means Galaxy Digital Pubco Inc.;
“QEF” has the meaning set out on page 51;
“RDSP” means a registered disability savings plan, as defined in the Tax Act;
“Registered Shareholders” means Shareholders who hold Ordinary Shares in their own name;
“REIT” means real estate investment trust;
“Reorganization” means the Domestication, the Governing Documents Amendment, the Domestication Charter and Bylaws Amendment, the Domestication Charter and Bylaws Differences and the Issuance of Class B Common Stock;

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
“Reorganization Merger” means a merger with Reorganization Merger Sub, in which Reorganization Merger Sub will merge with and into GDH Delaware, with GDH Delaware continuing as the surviving corporation and a direct wholly-owned subsidiary of Pubco;
“Reorganization Merger Sub” means GDH Titan Reorganization Merger Sub, Inc.;
“reporting package” has the meaning set out on page 42;
“RESP” means a registered education savings plan, as defined in the Tax Act;
“RRIF” means a registered retirement income fund, as defined in the Tax Act;
“RRSP” means a registered retirement savings plan, as defined in the Tax Act;
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002;
“Securities Regulators” means the securities commission or other securities regulatory authority of each province and territory of Canada;
“SEC” means the United States Securities and Exchange Commission;
“SEDAR” means the System for Electronic Document Analysis and Retrieval;
“Shareholder” means a holder of Ordinary Shares;
“Shareholder Resolution” means any resolution passed by the Shareholders;
“Special Committee” means the special committee of independent directors comprised of all the directors of GDHL, other than Mr. Novogratz;
“Stock Option Plan” means the amended and restated stock option plan of the Company;
“taxable capital gain” has the meaning set out on page 45;
“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended;
“Tax Proposal” means all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof;
“Tax Receivable Agreement” has the meaning set out on page 24;
“TFSA” means a tax free savings account, as defined in the Tax Act;
“TRA Parties” means the parties to the Tax Receivables Agreement;
“Treasury Department” means U.S. Department of the Treasury;
“Treasury Regulation” means the tax regulations issued by the IRS;
“TSX” means the Toronto Stock Exchange;
“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Colombia;
“VIF” means a Voting Instruction Form;
“Violation” has the meaning set out on page 30;
“Warrants” mean warrants to purchase Ordinary Shares;
“XBRL” means eXtensible Business Reporting Language.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
FORWARD-LOOKING INFORMATION
We have made statements in this Management Circular that may be forward looking information within the meaning of Canadian Securities Laws (the “forward-looking statements”). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future performance, our anticipated growth and anticipated trends in our business. Statements that are not historical facts, including statements about the pending Reorganization, and the parties, perspectives and expectations, are forward-looking statements. In addition, any statements that refer to estimates, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.
These statements are only predictions based on our current expectations, beliefs and projections about future events taking into account information available to us. There can be no assurance that future developments affecting us will be those that we have anticipated. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed in this Management Circular, including under the headings “Reorganization”, Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations”, “Certain Cayman Islands Income Tax Considerations” and “Risk Factors”. You should specifically consider the numerous risks outlined in this Management Circular.
Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.
Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements contained in this Management Circular are not guarantees of future performance and our actual results of operations, financial condition or liquidity, and the development of the industry and markets in which we operate, may differ materially from the forward-looking statements contained in this Management Circular. In addition, even if our results of operations, financial condition or liquidity, and events in the industry and markets in which we operate, are consistent with the forward-looking statements contained in this Management Circular, they may not be predictive of results or developments in future periods.
Any forward-looking statement speaks only as of the date of such statement. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
THE REORGANIZATION
Overview of the Reorganization
Subject to the approval of Shareholders, GDHL is proposing a reorganization and domestication of GDHL and GDH LP. In summary, under the proposed terms of the Reorganization, among other things:
•
GDHL and GDH LP will redomicile from the Cayman Islands to the State of Delaware.

•
GDHL and its affiliated entities’ corporate and capital structure will be reorganized so as to normalize it on the basis of frequently used “Up-C structures” in the United States, with the Reorganization including the following steps:

•
Pubco, a new Delaware-incorporated holding company, will become the successor public company of GDHL, with all outstanding Ordinary Shares being ultimately converted into and exchanged for shares of Class A Common Stock of Pubco.

•
The existing organizational documents of GDH LP will be amended and restated, including to provide that Michael Novogratz, the Chief Executive Officer and Founder of GDHL, who currently controls the general partnership interests of GDH LP, will transfer control of the general partnership interests of GDH LP to Pubco. However, notwithstanding such transfer of control of the general partnership interests of GDH LP to Pubco, Michael Novogratz will continue to ultimately control the operations of GDH LP by virtue of his ownership of the new voting securities of Pubco that will be issued to entities controlled by him, as described below (i.e., Michael Novogratz will have the same control over GDH LP he has now but through Pubco rather than through the general partnership interests of GDH LP).

•
Pubco will issue new voting securities to entities controlled by Michael Novogratz and other Existing LPs that will entitle them to vote (but not hold any economic rights) at the Pubco level, as though they had converted their existing Class B Units of GDH LP to Class A Common Stock of Pubco. The holder of each such voting security of Pubco will also hold a LP Unit of GDH LP that will entitle its holder to economic rights in GDH LP and that cannot be transferred without a concurrent transfer of such a voting security of Pubco. As a result of such issuance, Michael Novogratz is expected to own approximately [•]% of Pubco’s voting power immediately following the Reorganization.

•
Pubco will enter into and agree to certain payment rights and obligations pursuant to, an amendment and restatement of the existing tax receivable agreement between GDHL, GDH LP and certain other parties thereto.

•
The “variable voting rights” attached to the Ordinary Shares that currently restrict the aggregate votes that may be cast by U.S. shareholders will be eliminated.

•
Pubco intends to apply to list its Class A Common Stock on the Nasdaq under the symbol “GLXY”.

•
In order to comply with applicable money transmitter laws in the United States, the Proposed Organizational Documents (as defined below) will provide that Pubco’s board of directors may take certain actions, including (i) preventing the transfer of capital stock, (ii) redeeming capital stock at par value or (iii) restricting the exercise of rights with respect to capital stock, in certain circumstances in which a stockholder of Pubco would potentially hold more than 9.9% of the total issued and outstanding shares of Pubco on a fully diluted basis.

The Domestication
Subject to the approval of Shareholders, GDHL expects to deregister under the Cayman Islands Companies Act and domesticate under Section 388 of the Delaware General Corporation Law, pursuant to which the jurisdiction of incorporation of GDHL will be transferred by way of continuation from the Cayman Islands to the State of Delaware (the “Domestication” and GDHL following the Domestication, “GDH Delaware”).
Pursuant to the Domestication, GDHL will re-domicile as a Delaware entity. To effect the Domestication, GDHL will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
the necessary accompanying documents, and will file a certificate of domestication and a certificate of incorporation with the Secretary of State of the State of Delaware, pursuant to which the jurisdiction of incorporation of GDHL will be transferred by way of continuation from the Cayman Islands to the State of Delaware.
GDHL is currently governed by the Cayman Islands Companies Act, but upon the completion of the Domestication, GDH Delaware will be governed by the DGCL. Accordingly, Shareholders are urged to carefully consult the information set forth in the Appendix “2”—“Comparison of Corporate Governance and Shareholder Rights.”
In the Domestication, all of the issued and outstanding Ordinary Shares will convert, automatically and by operation of law, on a one-for-one basis into an equivalent number of shares of Class A Common Stock of GDH Delaware and GDH Delaware will, pursuant to its post-Domestication certificate of incorporation, be authorized to issue [•] shares of Class B common stock. Additionally, in the Domestication, GDHL will change its name to, and GDH Delaware’s name will be, “Galaxy Digital Holdings Inc.”
Shareholders are being asked to consider and vote upon the Domestication pursuant to the Domestication Proposal.
The Governing Documents Amendment
In connection with the Domestication, GDHL will consummate certain related corporate reorganization transactions, including the amendment of GDHL’s Existing Organizational Documents to authorize and provide for the issuance and terms of Class B ordinary shares of GDHL (the “Governing Documents Amendment”).
Shareholders are being asked to consider and vote upon the Governing Documents Amendment pursuant to the Governing Documents Amendment Proposal.
The Proposed Organizational Documents
In connection with the Domestication (the “Domestication Charter and Bylaws Amendment”), the Existing Organizational Documents (as amended by the Governing Documents Amendment) will be amended and restated (which documents, as proposed to be amended and restated, are referred to as the “Proposed Organizational Documents”). The Proposed Organizational Documents will be in effect as the governing documents of GDH Delaware upon the completion of the Domestication, but prior to the consummation of the Reorganization Merger (as described below), and will provide for two classes of common stock of GDH Delaware: Class A Common Stock and Class B Common Stock.
If the Domestication and the Proposed Organizational Documents are approved by Shareholders and effectuated then, following the Domestication, GDHL’s affairs will no longer be governed by the Existing Organizational Documents under the Cayman Islands Companies Act, but rather GDH Delaware’s affairs will be governed by the Proposed Organizational Documents under the DGCL. The Proposed Organizational Documents will consist of a certificate of incorporation substantially in the form attached to this Management Circular as Annex “B” (the “Proposed Charter”) and bylaws substantially in the form attached to this Management Circular as Annex “C” (the “Proposed Bylaws.”)
GDHL is proposing the adoption of the Proposed Organizational Documents in connection with the Domestication because they contain provisions typical of other Delaware public companies.
Shareholders are being asked to consider and vote upon the Proposed Organizational Documents pursuant to the Proposed Organizational Documents Proposal.
The Domestication Charter and Bylaws Differences
The Existing Organizational Documents, which govern GDHL’s affairs under the Cayman Islands Companies Act differ materially from the Proposed Organizational Documents, which will govern GDH Delaware’s affairs under the DGCL. Accordingly, Shareholders are being asked to approve certain material differences between the Existing Organizational Documents and the Proposed Organizational Documents,

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
which are referred to as the “Domestication Charter and Bylaws Differences” and which are described in this Management Circular. A summary of each of the Domestication Charter and Bylaws Differences Proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Organizational Documents.
	Existing Organizational Documents	Proposed Organizational Documents
Quorum for Shareholder Action—Organizational Documents Proposal A	The Existing Organizational Documents provide that two or more GDHL shareholders holding at least 25% in par value of the GDHL ordinary shares entitled to vote constitutes a quorum for a GDHL shareholder meeting.	The Proposed Organizational Documents provide that presence of a majority of the outstanding voting power of GDH Delaware at a GDH Delaware shareholder meeting constitutes a quorum for a GDH Delaware shareholder meeting, except where a separate vote by a class or series of classes of shares is required, the presence in person or by proxy of a majority of the voting power of all outstanding shares of stock of such class or series of classes, as applicable, constitutes quorum.
Removal of Directors—Organizational Documents Proposal B	The Existing Organizational Documents provide that any director may be removed by an affirmative vote of at least 66 2/3% of the total voting power of the outstanding GDHL ordinary shares.	The Proposed Organizational Documents provide that directors may be removed, with or without cause, by the majority vote of the total voting power of outstanding shares of GDH Delaware common stock, voting together as a single class.
Exclusive Forum— Organizational Documents Proposal C	The Existing Organizational Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.	The Proposed Organizational Documents provide that, unless GDH Delaware consents to a different forum, (i) certain specified actions and proceedings may only be brought before the Court of Chancery of the State of Delaware (or another state or federal district court in the State of Delaware), and (ii) any complaint asserting a cause of action arising under the Securities Act may only be brought before the federal district courts of the United States.
Ownership Limitations— Organizational Documents Proposal D	The Existing Organizational Documents do not contain provisions relating to ownership limitations.	In order to comply with applicable money transmitter laws in the United States, the Proposed Organizational Documents provide that GDH Delaware’s board may take certain actions including (i) preventing the transfer of capital stock, (ii) redeeming capital stock at par or (iii) restricting the exercise of rights with respect to capital stock, in certain circumstances in which a

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Existing Organizational Documents	Proposed Organizational Documents
stockholder would potentially hold more than 9.9% of the total issued and outstanding shares of GDH Delaware on a fully diluted basis.
Shareholders are being asked to consider and vote upon the Domestication Charter and Bylaws Differences pursuant to the Domestication Charter and Bylaws Differences Proposal.
The Issuance of Class B Common Stock
Following the Domestication, but immediately prior to the Reorganization Merger, subject to the approval of Shareholders, GDH Delaware expects to issue a number of shares of Class B Common Stock of GDH Delaware (which shares of Class B Common Stock of GDH Delaware will convert into shares of Class B Common Stock of Pubco in the Reorganization Merger) to each existing Class B limited partner of GDH LP (each, an “Existing LP”) equal to the number of Class B Units of GDH LP held by each such Existing LP immediately following the Domestication, which issuance is referred to as the “Issuance of Class B Common Stock.” In addition, following the Reorganization, current holders of Class B Units of GDH LP will be become holders of LP Units in GDH LP (which will entitle the holder to certain economic rights in GDH LP) and an equal number of shares of Class B Common Stock (which will entitle the holder to voting rights with respect to Pubco). A share of Class B Common Stock is not transferable unless there is a concurrent transfer of an LP Unit and vice versa. Each LP Unit (except any LP Units held by Pubco and its subsidiaries) may be exchanged for one share of Class A Common Stock (and any such exchange of an LP Unit will result in the cancellation of a share of Class B Common Stock).
The shares of Class B Common Stock of GDH Delaware will not represent any economic interest in GDH Delaware (or, following the Reorganization Merger, Pubco) and will solely represent voting interests (with each Existing LP continuing to hold their economic interest in GDH LP directly by virtue of their ownership of LP Units, into which the Class B Units of GDH LP will convert by operation of law upon consummation of the continuation of GDH LP as a Delaware limited partnership).
Shareholders, other than Excluded Shareholders, are being asked to consider and vote upon the Issuance of Class B Common Stock pursuant to the Issuance of Class B Common Stock Proposal. The Issuance of Class B Common Stock will occur immediately following the Domestication, unless GDHL elects to complete the Domestication earlier.
The issuance of the Class B Common Stock of GDH Delaware to each Existing LP of GDH LP holding Class B Units of GDH LP is a “related party transaction” for the purposes of MI 61-101. The issuance of such stock must be approved by a resolution passed by simple majority, excluding persons required to be excluded for the purpose of such under MI 61-101. See “—”Canadian Securities Law Matters” and “—”Minority Approval” below.
The Reorganization Merger
Following the Reorganization, GDHL will complete the Reorganization Merger. In the Reorganization Merger, the Reorganization Merger Sub, a wholly-owned direct subsidiary of Pubco, which was incorporated as a Delaware corporation for the purpose of consummating the Reorganization Merger and which does not have any assets or operations, will merge with and into GDH Delaware, with GDH Delaware continuing as the surviving corporation and as a direct wholly-owned subsidiary of Pubco. In connection with the Reorganization Merger, (i) each share of Class A Common Stock and Class B Common Stock of GDH Delaware will convert, automatically and by operation of law, on a one-for-one basis into one share of Class A Common Stock and Class B Common Stock of Pubco, respectively, and (ii) the certificate of incorporation and bylaws of Pubco will be amended and restated to be substantively identical to the Proposed Organizational Documents (and the term “Proposed Organizational Documents” shall refer, following the Reorganization Merger, to the certificate of incorporation and bylaws of Pubco as so amended). Each share of Class A Common Stock and Class B Common Stock of Pubco will entitle its holder to one vote per share on all matters submitted to a vote of holders of Pubco Common Stock.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
As further described in this Management Circular, following the Reorganization and the Reorganization Merger, Pubco will succeed GDHL as the publicly traded company in which existing Shareholders will own their equity interests in our business.
Following the Reorganization and the Reorganization Merger, Pubco will be a holding company. All of our activities are, and will be following the Reorganization and the Reorganization Merger, conducted through GDH LP and its subsidiaries, and Pubco’s principal assets following the Reorganization and the Reorganization Merger will be its direct and indirect ownership of (i) certain LP Units GDH LP, which will entitle it to a corresponding percentage ownership of the economic interest in our business, and (ii) all of the general partnership interests, indirectly, of GDH LP. As further described below, following the Reorganization and Reorganization Merger, (i) Pubco will own 100% of GDH Delaware, which will be the sole general partner of GDH LP and thereby will control all actions of GDH LP, and (ii) entities controlled by Michael Novogratz will own and control approximately [•]% of Pubco’s voting securities and ultimately effectively control our business.
Assuming the Reorganization is approved by GDHL shareholders, the Reorganization Merger is not required to be, and will not be, submitted to a vote of shareholders of GDHL or GDH Delaware, but will not be consummated unless the Reorganization is approved at the Meeting.
Background To and Reasons For the Reorganization
Background
While the Reorganization is intended to normalize GDHL’s corporate and capital structure and align all stakeholders’ interests at the Pubco level, the Issuance of Class B Common Stock is a “related party transaction” pursuant to MI 61-101. The Board formed the Special Committee of independent directors, comprised of all the directors of GDHL, other than Michael Novogratz (the “Founder” or “Mr. Novogratz”) to consider the Reorganization. The Special Committee retained independent counsel, Fasken and an independent financial advisor, Echelon. The Special Committee met formally in person and by telephone six times from March 12, 2021 until the announcement of the Reorganization. In addition, members of the Special Committee engaged in discussions with each other and with representatives of Citi, Echelon, Jenner and Fasken on numerous other occasions. The following is a summary of the material events, meetings, negotiations and discussions leading up to the public announcement of the Reorganization on May 5, 2021.
The Board from time to time evaluates business alternatives and strategic opportunities available to GDHL as part of its ongoing review and oversight of GDHL’s business, with a view to the best interests of GDHL. As part of this process, the Board has, from time to time, considered a variety of strategic alternatives available to GDHL, including redomiciling GDHL to the United States and normalizing its corporate structure.
In February 2021 management of GDHL began to consider alternatives to achieve a normalized capital structure and to redomicile GDHL from the Cayman Islands to the United States. On February 8, 2021, management of GDHL met with Blakes, Davis Polk and Maples to discuss structuring and preliminary considerations for (i) a redomiciling of GDHL from the Cayman Islands to Delaware; (ii) a reorganization of GDHL and GDH LP that would include the holders of Class B Units of GDH LP receiving a new class of common stock of GDHL Delaware and (iii) a listing of the shares of Pubco on Nasdaq.
From February 8, 2021 through February 16, 2021, Davis Polk, Blakes, Maples worked on evaluating the feasibility of the Reorganization.
On February 16, 2021, the Board held a meeting where it discussed the potential BitGo Acquisition. At this meeting, management of GDHL presented on the potential redomiciliation of GDHL from the Cayman Islands to the United States.
From February 16, 2021 through February 26, 2021, Davis Polk, Blakes, Maples continued to work on evaluating the feasibility of the Reorganization.
The Board held a meeting on February 26, 2021. Management of GDHL presented to the Board on the possibility of undertaking the Reorganization. Representatives of Davis Polk and Blakes attended the

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meeting. Management of GDHL explained to the Board that they were considering a possible Reorganization, which would allow GDHL to redomicile to the State of Delaware, simplify and normalize its capital structure, pursue a US listing and facilitate potential acquisitions. Counsel advised the Board of the duties and responsibilities of the directors in the context of the Reorganization under corporate law. Davis Polk outlined alternatives available to the Board, including continuing GDHL’s current structure (i.e., the status quo). Blakes advised that the possible Reorganization involved restructuring the Class B Units of GDH LP and that Mr. Novogratz, a director and the Chief Executive Officer of GDHL, and certain other officers of GDHL are holders of Class B Units of GDH LP and, as a result, portions of the Reorganization would constitute a related party transaction for the purposes of MI 61-101. The Board discussed matters of independence, including possible Special Committee membership considerations in that regard. The Board discussed these alternatives and unanimously agreed that management should continue to pursue the possible Reorganization. The Board agreed to establish the Special Committee, consisting of Bill Koutsouras (Chair), Nereida Flannery, Theagenis Iliadis and Dominic Docherty to: (i) review the proposal made to effect the Reorganization, (ii) evaluate the Reorganization and any other alternatives available to GDHL which may be in the best interests of GDHL, including maintenance of the status quo (each such alternative, a “Potential Alternative”), (iii) oversee any related negotiations, and (iv) make recommendations to the Board respecting the Reorganization or a Potential Alternative. The Special Committee was also given the power to engage independent legal counsel and retain financial and other professional advisors.
From February 26, 2021 through March 12, 2021 management of GDHL, Davis Polk and Blakes continued background work related to the structuring of the possible Reorganization. Management of GDHL kept the Chair of the Special Committee appraised of the work.
The Special Committee held a meeting on March 12, 2021, with representatives of Blakes and Davis Polk in attendance. The Special Committee and those in attendance discussed, among other things, the development of the Special Committee’s mandate, considerations under MI 61-101, and whether to retain independent legal counsel and financial advisor(s) and/or valuator(s). The Special Committee determined that it wished to retain independent counsel and agreed to further consider the foregoing matters further with such counsel. The Special Committee then discussed whether it should request compensation for their service. The Chair of the Special Committee proposed that, at this time and consistent with other committee service, the Special Committee not receive any additional compensation. He added that if the time commitment associated with the Special Committee were to materially increase then they could reconsider this matter. The other members of the Special Committee agreed with the Chair’s proposal.
On March 16, 2021, the Special Committee met and determined to retain Fasken as independent legal counsel.
On March 18, 2021, the Special Committee met with Fasken to discuss the mandate of the Special Committee and review the duties and responsibilities of the members. Fasken outlined the requirements for a “related party transaction” and the process required under MI 61-101 and the steps to the proposed Reorganization were reviewed. Fasken worked with the Chair of the Special Committee to create a list of financial advisors for the Special Committee to consider retaining.
The Chair of the Special Committee and Fasken interviewed a number of prospective financial advisors. On April 18, 2021 the Special Committee retained Echelon as financial advisor in connection with the Reorganization, following confirmation that Echelon qualified as independent.
During March and early April, management of GDHL and Davis Polk and Blakes continued background work related to the structuring of the possible Reorganization. Management of GDHL kept the Chair of the Special Committee appraised of their work and Blakes and Fasken had numerous communications regarding such work. During these calls, it was indicated that management of GDHL was considering the possibility of including a “staggered board” as part of the new governance of Pubco.
On April 9, 2021, the Special Committee met with Fasken to discuss the progress of the Reorganization, draft documentation, key terms of the Reorganization, tax consequences of the possible Reorganization and the possibility of including a staggered board as part of the new governance of Pubco.
On April 14, 2021, the Chair of the Special Committee and Fasken met with Davis Polk and Blakes to discuss, among other matters, the proposed structuring of the possible Reorganization, timing, certain

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diligence issues, regulatory matters (including TSX rules and approvals), and additional information requested by the Special Committee.
On April 15, 2021, the Special Committee met with Fasken to discuss the progress of the structuring of the possible Reorganization and the additional information the Special Committee required for their deliberations.
Between April 15, 2021 and April 22, 2021, Fasken engaged in discussions with Blakes and Davis Polk in respect of additional information and questions posed by the Special Committee which included review and discussion of the current structure of GDHL and GDH LP and share capital matters, the proposed share terms and governing documents of Pubco following the Reorganization, consents and approvals that may be required, direct and indirect costs of the Reorganization, accounting treatment of the Reorganization, current and proposed governing documents (including proposed shareholder protections following the Reorganization), tax matters and regulatory issues. On April 21, 2021, the Special Committee retained Jenner, as its independent United States counsel, to assist with the review, assessment and comparison of the various governance and shareholder protections under Delaware law.
On April 22, 2021, the Special Committee met and received a presentation from management of GDHL, together with Citi, which is a general financial advisor to the Company, summarizing the anticipated implications of the Reorganization for Shareholders and other considerations that were mitigating factors, including those described below under the heading “Information and Factors Considered by the Special Committee”. After management of GDHL and Citi left the meeting, the Special Committee discussed these matters with its independent advisors.
From April 22, 2021 to April 27, 2021, management of GDHL engaged in discussions with the Chair of the Special Committee in order to keep the Special Committee updated with timing and process.
On April 27, 2021, the Special Committee met to discuss the Reorganization and whether the Special Committee would recommend the Board approve the Reorganization, subject to certain conditions and requirements. The Special Committee discussed at length the advice of its independent financial and legal advisors, the review and finding of the existing constating documents of GDHL and GDH LP and the structure under the proposed Reorganization, the general tax implications, the benefits and disadvantages to the Minority Shareholders and considered the increased litigation and insurance costs of a United States domiciled company. The Special Committee considered Potential Alternatives, including maintaining the status quo, collapsing the current operating subsidiary held by a public holding company structure through the conversion of GDH LP units into Ordinary Shares and a reorganization without a redomicilation to Delaware.
On April 29, 2021, counsel at Fasken contacted counsel at Blakes and advised that the Special Committee would require the following if it were to support the proposed Reorganization:
1.
GDHL will seek “majority of the minority” approval of the Reorganization in accordance with MI 61-101, notwithstanding that no such approval is required under MI 61-101.

2.
GDHL will not be relying on the “control company exemptions” under the rules of [•] at the time of the Reorganization and, if it does in the future intend to rely on these exemptions, such decision will be made by the independent directors.

3.
There will not be a staggered board implemented as part of the Reorganization.

4.
The management information circular to be prepared in connection with seeking Shareholder approval of the Reorganization will provide disclosure to Shareholders to make a fully informed decision regarding the Reorganization and will comply with the applicable requirements of MI 61-101; and

5.
The documents (including the management information circular) implementing the Reorganization will be reviewed and negotiated under the supervision of the Special Committee.

On May 2, 2021, the Board met to discuss the Reorganization and the Special Committee delivered its recommendations to the Board. The Chair of the Special Committee noted that the mandate and purpose

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of the Special Committee was to evaluate the proposed Reorganization and act as a procedural safeguard to ensure that key decisions are made by directors whose judgment is, and is perceived to be, free of conflicts. He shared with the Board the Special Committee’s process, including, among other things, holding six meetings, hiring independent counsel and an independent financial advisor and reviewing the benefits and disadvantages of the proposed Reorganization to the Minority Shareholders and to GDHL. The Chair of the Special Committee noted that, in addition to considering the terms of the proposed Reorganization, the Special Committee considered whether the fair market value of the securities to be issued to interested parties (as defined in MI 61-101) and the consideration to be received by GDHL is not readily determinable, and in such case whether such fair market value is less than 25% of the market capitalization of GDHL, both of which are important determinations relating to whether GDHL must obtain a formal valuation under certain Canadian Securities Law requirements. The Chair of the Special Committee outlined the framework that the independent financial advisor prepared for the Special Committee to assist it in making these determinations. The Chair of the Special Committee advised that the Special Committee, after taking into account legal and financial advice, had determined that GDHL may rely upon an exemption from the valuation requirements for the Reorganization as the fair market value of the securities to be issued to interested parties and the consideration to be received by GDHL is: (i) not readily determinable, and (ii) the Special Committee acting in good faith has determined that each such fair market value is less than 25% of the market capitalization of GDHL. See “Canadian Securities Law Matters”. The Chair of the Special Committee then conveyed the Special Committee’s recommendations to the Board that the proposed Reorganization is (i) fair to the Minority Shareholders and (ii) in the best interest of GDHL, and that the Board should approve the proposed Reorganization. He also noted that the recommendation is based on the conditions communicated on April 29, 2021.
Following receipt of the recommendations of the Special Committee, Mr. Novogratz declared an interest in the proposed resolutions of the Board in respect of the Reorganization and abstained from the vote. Based on the unanimous recommendations of the Special Committee and after full discussion and deliberation and after review of the terms and conditions of the Reorganization:
1.
The Board determined that the steps of Reorganization are in the best interests of GDHL and fair to Shareholders (other than the Excluded Shareholders).

2.
The Board, acting in good faith, determined that the fair market value of each of (i) GDH Delaware Class B Common Stock to be issued to Mr. Novogratz and other current senior officers of GDHL (which shares of Class B Common Stock of GDH Delaware will convert automatically and by operation of law on a one-for-one basis into shares of Class B Common Stock of Pubco in the Reorganization Merger) and (ii) the consideration to be received by GDHL (being the transfer of all of the general partnership interests of GDH LP) are not readily determinable but in any event are less than 25% of GDHL’s market capitalization (calculated in accordance with MI 61-101), and, as a result, GDHL is exempt from the requirements to obtain a formal valuation and obtain “majority of the minority” approval under Sections 5.5(a)(i) and 5.7(a) of MI 61-101.

3.
The Board approved the Reorganization, subject to final resolution of the outstanding matters identified to the Board by management of GDHL, as determined by management of GDHL following review and approval by the Special Committee, and declared it advisable that GDHL proceed with the Reorganization.

4.
The Board (i) directed that the Reorganization be submitted for consideration by Shareholders at the Meeting, called for the purpose of considering the Reorganization and (ii) recommended that Shareholders (excluding the Excluded Shareholders) vote in favor of the Reorganization.

The BitGo Acquisition was also discussed and approved at the May 2, 2021 Board meeting. The completion of the Reorganization is not conditioned on the completion of the BitGo Acquisition, although the BitGo Acquisition is conditioned on the Reorganization being completed. The Board noted that this was one of the advantages of the Reorganization: the Reorganization, including the Domestication, would ultimately make Pubco’s shares attractive as consideration in acquisitions. See “Information and Factors Considered by the Special Committee”.
On May 5, 2021, immediately following final resolution of the outstanding matters by management of GDHL and review and approval by the Special Committee, the Reorganization was announced.

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Information and Factors Considered by the Special Committee
In determining that the Reorganization is in the best interests of GDHL and fair to Minority Shareholders, and in making its recommendations to Board, the Special Committee undertook a thorough review of, and carefully considered, the terms of the Reorganization, received the advice of Echelon and Fasken and considered a number of factors. In view of the variety of factors and the amount of information considered in connection with the Special Committee’s evaluation of the Reorganization, the Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its determination and recommendation. The Special Committee’s determination and recommendation is based upon the totality of the information presented and considered by it. The determination and recommendation of the Special Committee were made after consideration of the factors noted herein, other factors and in light of the Special Committee’s knowledge of the business, financial condition and prospects of GDHL and considering the advice of the Special Committee’s financial, legal and other advisors. Individual members of the Special Committee may have assigned different weights to different factors. The factors considered include the following:
1.
Enhanced shareholder value—The Reorganization will provide increased liquidity through access to U.S. capital markets, which are the deepest, most dynamic and most liquid in the world and will improve flexibility for future equity and debt capital market needs. The Reorganization reduces complexity and restrictions arising from not being a U.S. registrant and from being a “foreign private issuer” and certain current uncertainties regarding that status. It also allows greater access to and ability to communicate directly with its U.S. retail shareholder base. While GDHL has taken significant efforts to not direct any selling efforts to U.S. investors that are not qualified, nonetheless there is a sizable U.S. shareholder base, many of whom it cannot currently engage with due to regulatory restrictions. Redomiciling to the United States will eliminate restrictions on U.S. shareholder engagement. Galaxy will be able to share its mission broadly to enhance shareholder value.

2.
Normalized corporate structure—The Reorganization is shareholder friendly because it moves all voting rights to the publicly traded company into an “Up-C Structure” frequently used in the United States and well-understood by the market. The Reorganization is also expected to permit full consolidation vs. passive equity investment for the Pubco and GDH LP financial statement and for U.S. Investment Company Act purposes. As a result, financial reporting should be easier for the internal finance team to produce and for investors and equity analysts to understand.

3.
Normalized capital structure—The Reorganization removes restrictions on U.S. shareholder ownership by eliminating the certification and adjustment process currently in place (as described under the heading “Voting Shares and Principal Holders Thereof”), thereby opening significant possibilities for financing opportunities. Following the Reorganization, Pubco equity can be issued to U.S. residents with tax deferred treatment which may create additional opportunities for acquisitions and allows management to compensate all employees directly in equity.

4.
Aligns all stakeholders’ interests, including shareholders, employees, and clients—All ultimate holders of Common Stock will vote together at the Pubco level following the Reorganization and the Reorganization Merger. In addition, since GGI, an entity beneficially owned by our Founder, will indirectly transfer the general partnership interests of GDH LP to Pubco, GDH LP will be controlled by Pubco, unlike under the current structure of GDHL where the general partnership interests of GDH LP are wholly-owned by GDH GP and, indirectly, GGI. There is no expected impact on creditors from the Reorganization.

5.
Headquarters—The Reorganization also aligns principal trading market, governing jurisdiction and governance structure to Galaxy’s established U.S. headquarters. It also permits the primarily U.S. executive deep to engage actively with established U.S. relationship for business and financing opportunities.

6.
Prominence, predictability, and flexibility of Delaware law. For many years, the State of Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws

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responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen the State of Delaware initially as a state of incorporation or have subsequently changed the corporate domicile to the State of Delaware. Because of the State of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as ours.
7.
Well-established principles of corporate governance. There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a corporation’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. Such clarity would be advantageous to Galaxy, its directors and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for Galaxy stockholders from possible abuses by directors and officers. It is anticipated that the DGCL will continue to be interpreted and explained in a number of significant court decisions that may provide greater predictability with respect to corporate legal affairs.

8.
Increased ability to attract and retain qualified directors. Redomiciliation from the Cayman Islands to the State of Delaware is attractive to directors, officers and Shareholders alike. Pubco’s jurisdiction of incorporation being in the State of Delaware may make it more attractive to future candidates for the board of directors, because many such candidates are already familiar with Delaware corporate law from their past business experience. Candidates’ familiarity and comfort with Delaware law—especially those relating to director indemnification—draw such qualified candidates to Delaware corporations. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for Pubco stockholders from possible abuses by directors and officers. The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, in general, Delaware law is more developed and provides more guidance than Cayman law on matters regarding a corporation’s ability to limit director liability.

9.
Continuity—The Reorganization allows continuity of existence (with Pubco installed as the public parent company of GDHL) and continuity of asset ownership. There will be no material change in the carrying amount of the consolidated assets and liabilities of Galaxy solely as a result of the Reorganization. The business, capitalization, assets and liabilities and financial statements of Pubco immediately following the Reorganization will be the same as those of GDHL immediately prior to the Reorganization.

10.
Effects on share capital—Existing Ordinary Shares will ultimately become Class A Common Stock of Pubco and existing options and other security-based incentives of GDHL will ultimately become options and security-based incentives of Pubco. The economic rights of such securityholders will not change. The Reorganization is considered a new issuance of securities for U.S. securities law purposes and, hence, requires a registration statement on Form S-4 to be filed with and declared

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effective by the SEC. As a result, the Class A Common Stock will be issued as freely tradeable for U.S. securities law purposes pursuant to a U.S. registration statement. The Class A Common Stock will also be issued as freely tradeable for Canadian securities law purposes, without the requirement to file a prospectus. The Reorganization allows continued public trading since trading should not be disrupted on the TSX prior to Galaxy’s anticipated Nasdaq listing.
11.
Contractual consents and approvals—There are no known material consents or approvals under contracts at the GDHL or GDH LP level for the Reorganization, except those required by pursuant to the GDH LPA which are anticipated to be obtained.

12.
Tax considerations—Based on the facts and considerations described herein under the headings “Certain U.S. Federal Income Tax Considerations” and “Certain Cayman Islands Income Tax Considerations”, among others, there are no material adverse U.S. tax consequences because of the Reorganization or Reorganization Merger expected to apply (i) to Galaxy or (ii) to holders of options and other security-based incentives of GDHL. Going forward, Galaxy will be taxed as a U.S. entity but the actual impact is not meaningful due to existing tax obligations. For U.S. Shareholders, there is a non-economic benefit due to removal of PFIC status. U.S. Shareholders would no longer need to deal with annual PFIC information statements and related matters. Based on the facts and considerations described herein under the heading “Certain Canadian Federal Income Tax Considerations”, there are no material adverse Canadian tax consequences because of the Reorganization or the Reorganization Merger to Canadian Shareholders.

The Special Committee also considered numerous uncertainties, risks and other potential negative factors associated with the Reorganization, including, among others, the following:
1.
Increased litigation and insurance expenses—Following the Reorganization, Pubco may face potential increase in litigation and associated expenses. However, the potential for increased litigation as a U.S. company are mitigated by the benefits anticipated of operating as a U.S. public company due to increased ability to engage with the U.S. market. In addition, the cost of directors’ and officers’ insurance is expected to increase. The increased cost expected for required insurance as a U.S. public company is mitigated by the fact that the U.S. market has been more willing to engage with digital asset companies and as a result, the market for underwriting will be larger.

2.
Potentially heightened regulatory scrutiny—Pubco will be subject to SEC reporting standards similar to, but more stringent than, standards in Canadian markets following the Reorganization. In addition, Pubco is expected to remain a reporting issuer in Canada subject to Canadian Securities Laws for the foreseeable future. The stricter regulatory scrutiny and reporting environment are mitigated by ability to access the benefits of transparency, liquidity and flexibility of U.S. capital markets.

3.
Non-completion—There are risks to GDHL if the Reorganization is announced and not completed, including the costs to GDHL in pursuit of the Reorganization and the potential impact on the trading price of the Ordinary Shares and the market’s perceptions of GDHL’s prospects.

4.
Change in accounting principles and standards—The change to U.S. GAAP from IFRS will have a meaningful impact on the way cryptocurrency assets are accounted for, as digital assets will be accounted for as intangible assets rather than receive fair value accounting treatment. This concern is mitigated because management will be able to report non-GAAP metrics, which Galaxy believes more accurately reflect the current valuation of the digital asset portfolio, better reflect Galaxy’s actual book value and provide investors with more consistent and historically comparable results. The other changes not anticipated to be collectively material. In addition, a majority of investors are familiar with U.S. GAAP standards, reducing complexity to model and value the business.

5.
Business risks—There is a risk that the potential benefits of the Reorganization are not fully realized, or only partially realized, and recognizing that many of those benefits are uncertain and that there are many potential regulatory challenges associated with successfully completing the Reorganization. Costs relating to implementing the Reorganization may be significantly higher

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than expected. The Reorganization may be potentially disruptive to Galaxy as it may interrupt business operations, result in system integration issues or divert management’s time away from their usual roles.
The foregoing summary of the information and factors considered by Special Committee in making its recommendations to the Board is not intended to be exhaustive but includes the material information and factors considered by Special Committee in its consideration of the Reorganization.
Recommendation of the Special Committee
The Special Committee unanimously determined that the proposed Reorganization is (i) fair to the Minority Shareholders and (ii) in the best interest of GDHL, and that the Board should approve the proposed Reorganization.
Recommendation of the Board
After careful consideration of, among other things, the unanimous recommendation of the Special Committee, the Board has determined (with the interested directors declaring their interest and abstaining on voting with respect to the resolutions related to the Reorganization) that the Reorganization is (i) fair to the Shareholders (other than Excluded Shareholders) and (ii) in the best interest of GDHL, and recommends that you vote or give instruction to vote “FOR” the approval of the Reorganization.
Canadian Securities Law Matters
GDHL is a reporting issuer in all provinces and territories of Canada and accordingly is subject to requirements of Canadian Securities Laws including MI 61-101, which regulates transactions that raise the potential for conflicts of interest. MI 61-101 regulates certain types of transactions to ensure fair treatment of security holders when, in relation to a transaction, there are persons in a position that could cause them to have an actual or reasonably perceived conflict of interest or informational advantage over other security holders.
Pursuant to MI 61-101, if a transaction meets the definition of a “related party transaction” then some of the following may be required: (i) enhanced disclosure in documents sent to security holders, (ii) the approval of security holders excluding, among others, “interested parties” (as defined in MI 61-101), (iii) a formal valuation of the equity securities being acquired, prepared by an independent and qualified valuator, and (iv) an independent committee of the directors of the reporting issuer to carry out specified responsibilities. The security holder protections provided by MI 61-101 go substantially beyond the requirements of corporate law. The issuance by GDH Delaware (and, in the Reorganization Merger, Pubco) of shares of Class B Common Stock to our Founder, the directors and senior officers of GDHL and the managers of and senior officers of GDH GP who hold Class B Units of GDH LP is a “related party transaction” pursuant to MI 61-101. The Reorganization Merger is not a “business combination” pursuant to MI 61-101.
The Board formed the Special Committee to consider the Reorganization. The Special Committee retained independent counsel, Fasken, Jenner and an independent financial advisor, Echelon. As noted above, in consultation with these advisors, the Board, upon the recommendation of the Special Committee, determined that the fair market value of the subject matter of the transaction and the consideration for the transaction is not readily determinable as there is no market to determine the fair market value of the voting rights exchanged in the proposed Reorganization. Notwithstanding this determination, the Board, acting in good faith and based on the recommendation of the Special Committee with the input from its independent financial and legal advisors, concluded that neither the fair market value of the subject matter of the transaction nor the consideration for the transaction exceeds 25% of the market capitalization of GDHL. The subject matter of the related party transaction is the transfer of control of the general partnership interests of GDH LP from GDH GP and, indirectly, GGI (a company controlled by our Founder) to GDH Delaware. GDH LP is the operating entity of GDHL and, currently, GDHL has a minority non-controlling interest in GDH LP. The consideration for the Founder ultimately transferring control of the general partnership interests of GDH LP from GDH GP to Pubco is the issuance of Class B Common Stock (with no economic interest) that give our Founder (i) the same control over Pubco that he

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would have upon conversion of his existing Class B Units of GDH LP into Ordinary Shares and (ii) the same control over GDH LP he has now but through Pubco rather than through GDH GP. There are no economic rights associated with the Class B Common Stock that are to be issued to our Founder. Under our current structure, our Founder has no control over GDHL but has complete control over GDH LP. Following the Reorganization, our Founder will have control over Pubco with no direct control over GDH LP. Our Founder will have a right to nominate one director to Pubco following the Reorganization. Prior to the Reorganization, our Founder currently has a right to be nominated for election as a director at each annual general meeting of Shareholders.
The Reorganization does not involve a purchase of securities to effect a change of control. The transaction is simply a reorganization of the corporate and capital structure that effects a transfer of control from a subsidiary operating entity level to a parent holding company level but does not involve a transfer of any economic or other rights of the parties. There is no recognized (non-arbitrary) manner or market by which to value the fair market value of the voting control of a holding company that is separate and apart from its economic value or the fair market value of voting control of an operating entity, which is being exchanged for voting control of the holding company. The financial advisor for the Special Committee considered in detail the value of the subject matter and the consideration to be received as part of the Reorganization. Although there were no precedent transactions directly on point to this transaction and no market whereby the value of standalone voting rights could be determined, the most analogous transactions (although not perfectly analogous) that could provide some insight as to the “potential” value of standalone voting rights involving a collapse of a multiple voting/dual class structure that result in the elimination of the controlling voting rights of such shares but maintains the existing economic rights of the shareholders. Given that the shareholders' economic rights in these precedent transactions were not compromised (other than by dilution in favour of the multiple voting shareholder) and only the “voting rights” that were being eliminated, one basis to consider the value for such “voting rights” was the premium paid in those transactions with the premium being calculated as the percentage of share ownership issued to the multiple voting shareholder in excess of its current economic ownership (resulting in dilution to the other class of shareholders). In the recent precedent transactions in the Canadian public markets whereby multiple voting/dual class structures were eliminated that included premiums paid to the multiple voting shareholder, premiums ranged from 0.8% to 11.4%, representing even at the anomalous upper extreme far less than 25% of the market capitalization of the target company under section 5.5 of MI 61-101.
The Board and the Special Committee determined the market capitalization of GDHL pursuant to subsection (a) of its definition under section 1 of MI 61-101 (as a published market exists). Reliance was not placed on any exemptive relief to include the equity value of GDH LP as is the case in typical REIT related party transactions. The Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Reorganization. GDHL’s officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and expertise of GDHL’s advisors, enabled them to make the necessary analyses and determinations regarding the Reorganization.
As a result, GDHL is exempt from the requirements to obtain a formal valuation and obtain “majority of the minority” approval under Sections 5.5(a)(i) and 5.7(a) of MI 61-101. See “The Reorganization—Background to and Reasons for the Reorganization”.
All securities to be issued under the Reorganization, will be issued in reliance on exemptions from the prospectus requirements of applicable Canadian Securities Laws and will generally be “freely tradeable” (other than as a result of any “control block” restrictions which may arise by virtue of the ownership thereof) under Canadian Securities Laws.
Following the Reorganization, Shareholders will retain the same proportionate interest in Pubco that they have in GDHL and Pubco will have the same proportionate interest in the assets of Galaxy as GDHL holds prior to the Reorganization.
Formal Valuation
As described above, GDHL is not required to obtain a formal valuation under MI 61-101 as a result of the exemption from the formal valuation requirement under section 5.5(a)(i) of MI 61-101 for issuers where

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at the time the transaction is agreed to, neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves interested parties, is readily determinable, but in any event do not exceed 25% of the issuer’s market capitalization.
Prior Valuations
To the knowledge of the directors and senior officers of GDHL, after reasonable enquiry, there have been no “prior valuations” (as defined in MI 61-101) prepared in respect of GDHL, the Ordinary Shares or any material assets of GDHL during the 24 months prior to the date of this Management Circular.
Minority Approval
Notwithstanding that no “majority of the minority” approval is required under MI 61-101, the Special Committee and the Board determined to also seek such approval from Shareholders
As a result, the Issuance of Class B Common Stock Proposal will require the affirmative vote of a majority of the votes attached to Ordinary Shares held by Shareholders present in person or virtually or represented by proxy at the Meeting, excluding for this purpose votes attached to Ordinary Shares held by (i) GDHL, (ii) “interested parties”, (iii) any “related party” of an “interested party” and (iv) any person that is a “joint actor” (as such terms are defined in MI 61-101) with the foregoing.
To the knowledge of the directors and senior officers of GDHL after reasonable inquiry, as at the date of this Management Circular, the Shareholders whose votes are required to be excluded for purposes of “minority approval” in accordance with MI 61-101, as described above, beneficially owned, or exercised control or direction over, an aggregate of [•] Ordinary Shares representing approximately an aggregate of [•]% of the outstanding Ordinary Shares.
Details of such holdings are as follows:
Name	Relationship with GDHL	Number of Ordinary Shares	% Voting Participation
Michael Novogratz(1)	Interested Party	[•]	[•]%
Damien Vanderwilt	Interested Party	[•]	[•]%
Steve Kurz	Interested Party	[•]	[•]%
Andrew Siegel	Interested Party	[•]	[•]%
Kim Pillemer	Interested Party	[•]	[•]%

Notes:
(1)
Mr. Novogratz is the beneficial owner of the securities through Galaxy Group Investments LLC, Novofam Macro LLC and family trusts controlled by Mr. Novogratz.

Organizational Structure Prior to the Reorganization
GDHL is a holding company. All of its activities are conducted through GDH LP and its subsidiaries, and GDHL’s principal asset is its ownership, directly and indirectly, of Class A Units of GDH LP, which entitles it to a corresponding percentage ownership of the economic interest in our business. GDH LP holds all of the issued and outstanding limited partnership interests of Galaxy Digital LP, an exempted limited partnership formed under the laws of the Cayman Islands. GDH GP is the existing general partner of GDH LP. GGI is the parent company of GDH GP, and therefore indirectly controls GDH LP. Because GDHL does not manage or operate the business or control the strategic decisions and day-to-day operations of GDH LP and because GDHL only has a minority financial interest in GDH LP, GDHL does not currently consolidate the financial results of GDH LP, and instead accounts for it as an equity method noncontrolling interest to reflect GDHL’s entitlement to a portion of GDH LP’s net income.
The following diagram illustrates the structure of GDHL and its interest in GDH LP.

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Effect of the Reorganization on Our Organizational Structure
Upon completion of the Reorganization and Reorganization Merger, GDH Delaware will be the general partner of GDH LP and will hold [•] LP Units, constituting [•]% of the outstanding economic interests in GDH LP. Pubco will in turn hold 100% of the equity interests of GDH Delaware (and thereby effectively control GDH LP and indirectly hold [•]% of the outstanding economic interests in GDH LP).
The Existing LPs will collectively hold (i) (x) [•] shares of Class A Common Stock and (y)[•] LP Units, which together directly and indirectly represent approximately [•]% of the economic interest in GDH LP and (ii) through their collective ownership of [•] shares of Class A Common Stock and [•] shares of Class B Common Stock, approximately [•]% of the combined voting power of Pubco’s Common Stock.
Our Founder, and funds affiliated with our Founder, through their holdings of LP Units and Class B Common Stock, will collectively own [•]% of the economic interest in GDH LP, as well as an equal percentage of the voting power in Pubco.
The following diagram depicts our organizational structure immediately following the consummation of the Reorganization and is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Amended LP Agreement
In connection with the Reorganization, the GDH LPA will be amended and restated to effect the continuation of GDH LP to Delaware (the “Amended LP Agreement”). GDH Delaware, GDH LP and each of the Existing LPs will enter into the Amended LP Agreement. Following the Reorganization, and in accordance with the terms of the Amended LP Agreement, we will operate our business through GDH LP. Pursuant to the terms of the Amended LP Agreement, so long as the Existing LPs continue to own any LP Units or securities redeemable or exchangeable into shares of our Class A Common Stock, we will not, without the prior written consent of such holders, engage in any business activity other than the management and ownership of GDH LP or own any assets other than securities of GDH LP and/or any cash or other property or assets distributed by or otherwise received from GDH LP, unless we determine in good faith that such actions or ownership are in the best interest of GDH LP.
Pubco will own 100% of the outstanding equity interests of GDH Delaware, the sole general partner of GDH LP and, as a result, Pubco will have control over all of the affairs and decision making of GDH LP. As such, through our officers and directors, we will be responsible for all operational and administrative decisions of GDH LP and the day-to-day management of GDH LP’s business. Pubco will fund any dividends to its holders of Class A Common Stock by causing GDH LP to make distributions to the holders of LP Units. If GDH LP makes such distributions, the holders of LP Units will be entitled to receive equivalent distributions from GDH LP. However, because Pubco (i) may be subject to corporate-level taxation on its allocable share of GDH LP’s taxable income and be required to use a portion of the distributions it receives to pay such corporate-level taxes and (ii) must make payments under the Tax Receivable Agreement, amounts ultimately distributed as dividends to holders of Pubco’s Class A Common Stock are expected to be less than the amounts distributed by GDH LP to the other holders of LP Units on a per share basis. Prior to the Reorganization, GDHL has not paid or declared a dividend on the Ordinary Shares.
Assuming GDH LP makes distributions to its limited partners in any given year, the determination to pay dividends, if any, to holders of Class A Common Stock out of the portion, if any, of such distributions remaining after our payment of taxes and Tax Receivable Agreement payments (any such portion, an “excess LP distribution”) will be made by Pubco’s board of directors. Because our board of directors may determine to pay or not pay dividends to holders of Class A Common Stock, holders of Class A Common Stock may not necessarily receive dividend distributions relating to excess LP distributions, even if GDH LP makes such distributions to us.
The holders of LP Units will generally incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of GDH LP. Net profits and net losses of GDH LP will

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generally be allocated to its limited partners pro rata in accordance with the percentages of their respective ownership of LP Units. The Amended LP Agreement will provide for pro rata cash distributions to the holders of LP Units for purposes of funding their tax obligations in respect of the taxable income of GDH LP that is allocated to them. Generally, these tax distributions will be computed based on GDH LP’s estimate of the net taxable income of GDH LP allocable to each holder of LP Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident of New York, New York (taking into account the non-deductibility of certain expenses and the character of our income). As a result of (i) potential differences in the amount of net taxable income allocable to us and the other LP Unit holders, (ii) the lower tax rate applicable to corporations than individuals and (iii) the use of an assumed tax rate in calculating GDH LP’s distribution obligations, we may receive tax distributions significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement.
Except as otherwise determined by us, if at any time we issue a share of our Class A Common Stock, the net proceeds received by us with respect to such share, if any, shall be concurrently invested in GDH LP and GDH LP shall issue to us one LP Unit, unless such share was issued by us solely to fund the purchase of an LP Unit from a holder of LP Units (upon an election by us to exchange such LP Unit in lieu of redemption following a redemption request by such holder of LP Units), in which case such net proceeds shall instead be transferred to the selling holder of LP Units as consideration for such purchase, and GDH LP will not issue an additional LP Unit to us. Similarly, except as otherwise determined by us, (i) GDH LP will not issue any additional LP Units to us unless we issue or sell an equal number of shares of our Class A Common Stock and (ii) should GDH LP issue any additional LP Units to the Existing LPs or any other person, we will issue an equal number of shares of our Class B Common Stock to such Existing LPs or any other person. Conversely, if at any time any shares of our Class A Common Stock are redeemed, purchased or otherwise acquired by us, GDH LP will redeem, purchase or otherwise acquire an equal number of LP Units held by us, upon the same terms and for the same price per security, as the shares of our Class A Common Stock are redeemed, purchased or otherwise acquired. In addition, GDH LP will not effect any subdivision (by any unit split, unit distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse unit split, reclassification, reorganization, recapitalization or otherwise) of the LP Units unless it is accompanied by a substantively identical subdivision or combination, as applicable, of each class of our Common Stock, and we will not effect any subdivision or combination of any class of our Common Stock unless it is accompanied by a substantively identical subdivision or combination, as applicable, of the LP Units.
Under the Amended LP Agreement, the holders of LP Units (other than us) will have the right, from and after the completion of the Reorganization (subject to the terms of the Amended LP Agreement), to require GDH LP to redeem all or a portion of their LP Units for, at our election, newly-issued shares of Class A Common Stock on a one-for-one basis or a cash payment equal to the volume weighted average market price of one share of our Class A Common Stock for each LP Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications). If we decide to make a cash payment, the holder of an LP Unit has the option to rescind its redemption request within a specified time period. Upon the exercise of the redemption right, the redeeming holder of LP Units will surrender such LP Units to GDH LP for cancellation. The Amended LP Agreement requires that we contribute cash or shares of our Class A Common Stock to GDH LP in exchange for an amount of newly-issued LP Units in GDH LP equal to the number of LP Units redeemed from the holders of LP Units. GDH LP will then distribute the cash or shares of our Class A Common Stock to such holder of an LP Unit to complete the redemption. In the event of a redemption request by a holder of an LP Unit, we may, at our option, effect a direct exchange of cash or Class A Common Stock for LP Units in lieu of such a redemption. Whether by redemption or exchange, we are obligated to ensure that at all times the number of LP Units that we own equals the number of shares of Class A Common Stock issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities). Shares of Class B Common Stock will be canceled on a one-for-one basis if we, following a redemption request of a holder of an LP Unit, redeem or exchange LP Units of such holder of an LP Unit pursuant to the terms of the Amended LP Agreement.
The Amended LP Agreement will provide that, in the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to our Class A Common Stock

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is proposed by us or our stockholders and approved by our board of directors or is otherwise consented to or approved by our board of directors, the holders of LP Units will be permitted to participate in such offer by delivery of a notice of redemption or exchange that is effective immediately prior to the consummation of such offer. In the case of any such offer proposed by us, we are obligated to use our reasonable best efforts to enable and permit the holders of LP Units to participate in such offer to the same extent or on an economically equivalent basis as the holders of shares of our Class A Common Stock without discrimination. In addition, we are obligated to use our reasonable best efforts to ensure that the holders of LP Units may participate in each such offer without being required to redeem or exchange LP Units.
The Amended LP Agreement will provide that, except for transfers to us as provided above or to certain permitted transferees, the LP Units and shares of Class B Common Stock may not be sold, transferred or otherwise disposed of. Moreover, no transfer will be permitted unless the transfer would not require that the transferee make an offer to holders of Class A Common Stock to acquire shares of Class A Common Stock on the same terms and conditions under applicable Canadian Securities Laws if such LP Units were redeemed in exchange for Class A Common Stock as provided above.
Subject to certain exceptions, GDH LP will indemnify all of its limited partners and their officers and other related parties, against all losses or expenses arising from claims or other legal proceedings in which such person (in its capacity as such) may be involved or become subject to in connection with GDH LP’s business or affairs or the Amended LP Agreement or any related document.
GDH LP may be dissolved upon (i) the determination by us to dissolve GDH LP or (ii) any other event which would cause the dissolution of GDH LP under the Delaware Revised Uniform Partnership Act, unless GDH LP is continued in accordance with the Delaware Revised Uniform Partnership Act. Upon dissolution, GDH LP will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including creditors who are limited partners or affiliates of limited partners) in satisfaction of all of GDH LP’s liabilities (whether by payment or by making reasonable provision for payment of such liabilities, including the setting up of any reasonably necessary reserves) and (b) second, to the limited partners in proportion to their vested LP Units.
Tax Receivable Agreement
Future redemptions or exchanges by Existing LPs of LP Units for shares of our Class A Common Stock or cash, and other transactions described herein are expected to result in favorable tax attributes for us. These tax attributes would not be available to us in the absence of those transactions and are expected to reduce the amount of tax that we would otherwise be required to pay in the future.
After giving effect to the Reorganization, we will enter into an amended and restated tax receivable agreement (the “Tax Receivable Agreement”) among the TRA Parties. Under the Tax Receivable Agreement, we generally will be required to pay to the TRA Parties, in the aggregate, 85% of the amount of cash savings, if any, in U.S. federal, state and local and foreign income tax or franchise tax that Pubco actually realizes as a result (i) of any increase in tax basis in GDH LP’s assets resulting from redemptions or exchanges by those holders of LP Units and payments made under the Tax Receivable Agreement, and (ii) deductions in respect of interest with respect to payments made under the Tax Receivable Agreement, as and when such tax benefits are realized. Pubco will be required to make similar payments to Class B limited partners of GDH LP who previously exchanged their partnership interests in GDH LP for Ordinary Shares pursuant to the GDH LPA. We will retain the benefit of the remaining 15% of these tax savings. The payment obligations under the Tax Receivable Agreement are our obligations and not the obligations of GDH LP.
We expect that the payments we will be required to make under the Tax Receivable Agreement could be material. The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of redemptions or exchanges by the TRA Parties, the price of Class A Common Stock at the time of the exchange, the extent to which such exchanges are taxable, the amount and timing of the taxable income that we generate in the future, the tax rate then applicable and the portion of Pubco’s payments under the Tax Receivable Agreement that constitute imputed interest. Payments under the Tax Receivable Agreement are not conditioned on continued ownership interest in GDH LP.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Payments under the Tax Receivable Agreement will be based on the tax reporting positions we determine, and the IRS or another tax authority may challenge all or a part of the tax basis increases or other tax attributes subject to the Tax Receivable Agreement, and a court could sustain such challenge. Further, the parties to the Tax Receivable Agreement will not reimburse us for any payments previously made if such tax attributes are subsequently disallowed, except that any excess payments made to a TRA Party will be netted against future payments otherwise to be made to such TRA Party under the Tax Receivable Agreement, if any, after our determination of such excess. In addition, upon the occurrence of certain changes of control, the actual federal, state or non-U.S. tax savings we may realize may be different than the amount of such tax savings we are deemed to realize under the Tax Receivable Agreement, which will be based on the federal, state and non-U.S. tax rates in effect on the date of the change of control and certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the Tax Receivable Agreement. In both such circumstances, we could make payments to the TRA Parties that are greater than our actual cash tax savings and we may not be able to recoup those payments, which could negatively impact our liquidity. The Tax Receivable Agreement provides that (1) in the event that we breach any of our material obligations under the Tax Receivable Agreement or (2) if, at any time, we elect an early termination of the Tax Receivable Agreement, our obligations under the Tax Receivable Agreement (with respect to all LP Units, whether or not LP Units have been redeemed or exchanged before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax basis increases and other tax attributes subject to the Tax Receivable Agreement. The change of control provisions in the Tax Receivable Agreement may result in situations where the Existing LPs have interests that differ from or are in addition to those of our other stockholders.
Finally, because we are a holding company, with no operations of our own, our ability to make payments under the Tax Receivable Agreement depends on the ability of GDH LP to make distributions to us. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid; provided, however, that non-payment for a specified period may constitute a breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made.
Director Nomination Agreement
In connection with the Reorganization, we will enter into the director nomination agreement with GGI (the “Director Nomination Agreement”). Pursuant to the terms of the Director Nomination Agreement, so long as GGI continues to beneficially own, in the aggregate and without duplication at least 25% of the total number of issued and outstanding shares of our Common Stock as of the date of such calculation, GGI shall be entitled to nominate one director to the board of directors of Pubco and the board of directors must take certain actions and use its reasonable best efforts to cause any such nominee to be elected or to fill such vacancy. This right will be deemed to have been exercised for so long as our Founder remains on our board of directors. Our Founder is the sole owner of GGI, and as a result, following the Reorganization, he will be able to designate himself or another nominee for election to our board of directors provided that the right of any director designated by our Founder to serve on a committee will be subject to applicable laws and independence rules. The right granted under the Director Nomination Right is materially equivalent to the nomination right our Founder has prior to the Reorganization. Under the Existing Organizational Documents, for so long as our Founder holds 25% of the issued and outstanding Ordinary Shares (assuming for such purposes the conversion of all Class B Units of GDH LP to Ordinary Shares), the Board shall nominate the Founder for election as a director at each annual general meeting of Shareholders.
Indemnification Agreements
We expect to enter into an indemnification agreement with each of our executive officers and directors that provides, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Description of Capital Stock
As a result of the Reorganization, Shareholders, will, become holders of Pubco’s Class A Common Stock. Subject to the consummation of such transactions, your rights as holders of Pubco’s Class A Common Stock will be governed by the DGCL and the Proposed Organizational Documents. The following description of the material terms of Pubco’s securities reflects the anticipated state of affairs upon completion of the Reorganization. This description is a summary and is not complete. We urge you to read in their entirety the Proposed Organizational Documents each of which will be in effect upon the consummation of the Reorganization, the forms of which are attached hereto as Annex “B” and Annex “C”.
In connection with the Reorganization, all outstanding Warrants to acquire Ordinary Shares will automatically become warrants to acquire shares of Class A Common Stock of GDH Delaware, and upon consummation of the Reorganization Merger, will automatically become warrants to acquire shares of Class A Common Stock of Pubco, on the same terms and in the same proportions. In connection with the Reorganization, all outstanding stock options and other incentives granted under our equity incentive plans, to the extent they may be exercised for or settled with Ordinary Shares will automatically be exercised for or settled with shares of Class A Common Stock of GDH Delaware, and upon consummation of the Reorganization Merger, shares of Class A Common Stock of Pubco, on the same terms and in the same proportions.
Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, to the extent we are successful in listing our Class A Common Stock on the Nasdaq the listing requirements of the Nasdaq which would apply so long as the shares of Class A Common Stock remain listed on the Nasdaq require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power of our Common Stock (or the then outstanding number of shares of Class A Common Stock, which we believe the position of the Nasdaq is that the calculation in this latter case treats as outstanding shares of Class A Common Stock issuable upon redemption or exchange of outstanding LP Units not held by Pubco (together with an equivalent number of shares of Class B Common Stock)). These additional shares of Class A Common Stock may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.
Further, the listing requirements of the TSX will continue to apply for as long as Pubco remains listed on the TSX. For example, TSX rules require stockholder approval of issuances for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the first private placement to an insider during the six month period. Certain exemptions maybe available if Pubco has less than 25% of the overall trading volume of its listed securities occurring on the TSX in the 12 months immediately preceding a relevant date.
One of the effects of the existence of unissued and unreserved Common Stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.
Common Stock
The Proposed Charter will authorize the issuance of [•] shares of Common Stock, consisting of (i) [•] shares of Class A Common Stock, par value $0.001 per share and (ii) [•] shares of Class B Common Stock, par value of $0.001 per share.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Class A Common Stock
Holders of shares of our Class A Common Stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our Class A Common Stock do not have cumulative voting rights in the election of directors.
Holders of shares of our Class A Common Stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends.
Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of any outstanding class or series of stock having a preference over, or right to participate with, the Common Stock as to any such distributions, if any, the holders of shares of our Class A Common Stock will be entitled to receive pro rata our remaining assets available for distribution.
All shares of our Class A Common Stock that will be outstanding upon the consummation of the Reorganization will be fully paid and non-assessable. The Class A Common Stock will not be subject to further calls or assessments by us. The rights, powers and privileges of our Class A Common Stock will be subject to those of the holders of any series or class of stock we may authorize and issue in the future.
Class B Common Stock
Each share of Class B Common Stock will entitle its holders to one vote per share on all matters submitted to a vote of our holders of Common Stock. The number of issued and outstanding shares of Class B Common Stock will be equal to the number of issued and outstanding LP Units of GDH LP not held by Pubco or one of its subsidiaries, and that such LP Units will be redeemable or exchangeable, on a one-for-one basis, for shares of Class A Common Stock. Prior to the consummation of the Reorganization, each Existing LP has the right to exchange (or cause GDH LP to redeem) its Class B Units for an equal number of Ordinary Shares, the ownership of which would entitle such Existing LP to vote together with holders of Ordinary Shares on all matters submitted to a vote of Shareholders. In addition, following the Reorganization, current holders of Class B Units of GDH LP will be become holders of LP Units (which will entitle the holder to certain economic rights) and an equal number of shares of Class B Common Stock (which will entitle the holder to voting rights with respect to Pubco). A share of Class B Common Stock is not transferable unless there is a concurrent transfer of an LP Unit and vice versa. Each LP Unit (except any LP Units held by Pubco and its subsidiaries) may be exchanged for one share of Class A Common Stock (and any such exchange of an LP Unit will result in the cancellation of a share of Class B Common Stock).
Except for transfers to us pursuant to the Amended LP Agreement or to certain permitted transferees, the LP Units and corresponding shares of Class B Common Stock may not be sold, transferred or otherwise disposed of. Holders of shares of our Class B Common Stock will vote together with holders of our Class A Common Stock as a single class on all matters on which stockholders are entitled to vote, except as otherwise required by law.
The Class B Common Stock is not entitled to economic interests in Pubco. Existing LPs and other future holders of our Class B Common Stock do not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of Pubco. However, if GDH LP makes distributions to Pubco, the other holders of LP Units, including the Existing LPs, will be entitled to receive distributions pro rata in accordance with the percentages of their respective LP Units. The Class B Common Stock will not be subject to further calls or assessment by us.
Dividends
The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net

Confidential Treatment Requested by Galaxy Digital Inc.
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assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors.
Stockholder Meetings
Our Proposed Organizational Documents will provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. Our Proposed Charter will provide that, subject to any special rights of the holders as required by law, special meetings of the stockholders can only be called by the chairman of our board, our chief executive officer, our president, or at the request of holders of a majority of the total voting power of our outstanding shares of Common Stock, voting together as a single class. Except as described above, stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.
Transferability, Redemption and Exchange
Under the Amended LP Agreement, the Existing LPs and other future holders of LP Units will have the right, from and after the completion of the Reorganization (subject to the terms of the Amended LP Agreement), to require GDH LP to redeem all or a portion of their LP Units for, at our election, newly issued shares of Class A Common Stock on a one-for-one basis or a cash payment equal to volume weighted average market price of one share of our Class A Common Stock based on the number of LP Units redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Amended LP Agreement. Additionally, in the event of a redemption request by a holder of LP Units, we may, at our election, effect a direct exchange of cash or Class A Common Stock for LP Units in lieu of such a redemption. Shares of Class B Common Stock will be canceled on a one-for-one basis if we, following a redemption request of a holder of LP Units, redeem or exchange LP Units of such holder of LP Units pursuant to the terms of the Amended LP Agreement.
As described above, except for transfers to us pursuant to the Amended LP Agreement or to certain permitted transferees, the LP Units and corresponding shares of Class B Common Stock may not be sold, transferred or otherwise disposed of.
We may also take certain actions with respect to both the Class A Common Stock and the Class B Common Stock including preventing the transfer of our capital stock, redeeming our capital stock at par or restricting the exercise of rights with respect to capital stock in certain circumstances as described below under “Certain Certificate of Incorporation, Bylaws and Statutory Provisions—Transfer Restrictions; Pubco’s Regulatory Redemption Right.”
Other Provisions
Neither the Class A Common Stock nor the Class B Common Stock has any preemptive or other subscription rights. There will be no redemption, conversion or sinking fund provisions applicable to the Class A Common Stock or Class B Common Stock.
At such time when no LP Units remain redeemable or exchangeable for shares of our Class A Common Stock, our Class B Common Stock will be canceled.
Corporate Opportunity
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our Proposed Charter will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to members of our board of directors who are not employees of the Galaxy. Our Proposed Charter provides that, to the fullest extent permitted by law, none of our directors who are not employed by us (including any non-employee director who serves as one of our

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates.
In addition, to the fullest extent permitted by law, in the event that our Founder or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity.
Our Proposed Charter will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of Galaxy. In addition, these provisions shall not release any person who is or was our employee from any obligations or duties that such person may otherwise have under applicable law or pursuant to any other agreement with us. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our Proposed Charter, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.
Certain Certificate of Incorporation, Bylaws and Statutory Provisions
The provisions of our Proposed Organizational Documents and of the DGCL summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares of Class A Common Stock.
The Proposed Organizational Documents and the DGCL contain provisions that are summarized in the following paragraphs and that are intended to enhance the likelihood of continuity and stability in the composition of Pubco’s board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of Pubco’s board of directors to maximize stockholder value in connection with any unsolicited offer to acquire our company. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of us by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Common Stock held by stockholders.
No cumulative voting.Under Delaware law, the right to vote cumulatively does not exist unless the Proposed Charter specifically authorizes cumulative voting. Our Proposed Charter will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our Common Stock entitled to vote generally in the election of directors will be able to elect all our directors.
Election of directors. Our Proposed Organizational Documents will provide that, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors. Our Director Nomination Agreement will also provide that GGI, subject to certain beneficial ownership requirements, will be entitled to nominate one director to the board (and we will agree to recommend the election of any such nominee and use reasonable best efforts to support any such nominee for election), which nominee shall initially be our Founder. Our Proposed Charter will also provide that, any vacancies on our board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum.
Removal of director; vacancies and newly created directorships. Subject to obtaining any required stockholder votes, directors may be removed, with or without cause, by the majority vote of the total voting power of our outstanding shares of Common Stock, voting together as a single class. This requirement of a majority vote to remove directors could enable our Founder (or any future holder of a large portion of our total voting power) to exercise veto power over or otherwise significantly influence any such removal. Prior to such time, directors may be removed, but for cause only, by the affirmative vote of the holders of a majority of the total voting power of our outstanding shares of Common Stock.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Action by written consent; special meetings of stockholders. Pursuant to Section 228 of the DGCL, our Proposed Charter will provide that any stockholder action permitted to be taken by or at any annual or special meeting of our stockholders may be effected without a meeting, without prior notice and without a vote, by the written consent of the holders of the majority of the total voting power of our outstanding stock entitled to vote thereon. Our Proposed Charter will also provide that, subject to any special rights of the holders as required by law, special meetings of the stockholders can be called by the chairman of the board of directors, the chief executive officer or the president of the company or, at the request of holders of a majority of the total voting power of our outstanding shares of Common Stock, voting together as a single class.
Advance notice procedures. Our Proposed Bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Unless our board of directors elects to waive any applicable requirements, stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws will not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed and our board of directors does not waive compliance with such procedures or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.
Super-majority approval requirements. The DGCL generally provides that the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Our Proposed Organizational Documents will provide that the affirmative vote of holders of 66 2/3% of the total voting power of our outstanding Common Stock eligible to vote in the election of directors, voting together as a single class, will be required to amend, alter, change or repeal specified provisions, including those relating to actions by written consent of stockholders, calling of special meetings of stockholders, election and removal of directors, business combinations and amendment of our Proposed Charter and Proposed Bylaws. This requirement of a super-majority vote to approve amendments to our certificate of incorporation and certificate of incorporation and bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.
Authorized but unissued shares. The authorized but unissued shares of Common Stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing rules of the Nasdaq, the TSX or other applicable stock exchange or regulatory authority. The existence of authorized but unissued and unreserved Common Stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Transfer Restrictions; Pubco’s Regulatory Redemption Right. The Proposed Charter will provide that we may request that holders or proposed transferees of our capital stock provide such information (including, without limitation, information with respect to citizenship, other holdings of our capital stock and affiliations) as we may reasonably request to determine whether the ownership of, or the exercise of any rights with respect to, our capital stock by such stockholder could result in such stockholder beneficially owning more than 9.9% of our issued and outstanding capital stock on a fully diluted basis (a “Violation”). This provision is designed to ensure we comply with the various licensing regimes of the several jurisdictions in which we operate, as the acquisition of more than 10% of our issued and outstanding capital stock in such jurisdictions could require regulatory notifications and/or consents.
In the event a holder or proposed transferee fails to respond to our request for information or if, upon review of information provided by such holder or proposed transferee, our board of directors determines that such person’s holdings or acquisition of our capital stock would result in a Violation, we may refuse to permit any such transfer of capital stock, refuse to honor any transfer of capital stock purported to have been effected (in which case, such transfer shall be deemed to have been void ab initio), suspend rights of stock

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ownership the exercise of which could result in a Violation, or redeem such shares of our capital stock at par, on such other terms and conditions as the our board of directors may determine. The Proposed Charter provides that our board of directors may, in its sole discretion, exempt (proactively or retroactively) any person from the foregoing restrictions. The existence of such requirement to provide our board of directors with information on request, and the actions that are available to our board of directors in the event we determine that’s a Violation has occurred (or would occur as a result of a proposed transaction), could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise, and otherwise discourage stockholders and potential transferees or other investors from acquiring large positions in our capital stock, any of which could have the effect of negatively impacting the market price and transferability of our Class A Common Stock.
Business combinations with interested stockholders. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. We have opted out of Section 203 of the DGCL; however, our Proposed Charter will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:
•
prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•
at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.
Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Our Proposed Charter provides that our Founder, and any direct or indirect transferees of our Founder and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our Proposed Charter includes a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through

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stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has breached such director’s duty of loyalty, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends, redemptions or repurchases or derived an improper benefit from his or her actions as a director.
Our Proposed Bylaws generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, indemnification and advancement provisions in our Proposed Organizational Documents may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation in which we are a constituent entity. Pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery, plus interest, if any, on the amount determined to be the fair value, from the effective time of the merger or consolidation through the date of payment of the judgment.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law. To bring such an action, the stockholder must otherwise comply with Delaware law regarding derivative actions.
Transfer Agent and Registrar
Following the Reorganization, the transfer agent and registrar for the Class A Common Stock is anticipated to be [•].
Listing
The Ordinary Shares are currently listed on the TSX under the symbol “GLXY”. In connection with the Reorganization, we intend to apply to have Pubco Class A Common Stock approved for listing on the Nasdaq. For at least some period of time following the consummation of the Reorganization and Reorganization Merger, and immediately following our intended listing on the Nasdaq we will remain listed on the TSX, and we expect to continue to be a reporting issuer in Canada for the foreseeable future, subject to certain Canadian Securities Laws requiring us to file reports and other information on SEDAR, and will therefore be subject to multiple, additional, and at times, competing, governance and reporting obligations. We may choose to delist from the TSX in the future, which would not require further shareholder approval under TSX rules provided an acceptable alternative market exists for our stock.

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THE SPECIAL MEETING OF GDHL SHAREHOLDERS
The Meeting
GDHL will hold the Meeting of GDHL shareholders on [•] at [•] (local time) at [•] and virtually via live webcast at [•] for the purpose of considering and, if deemed advisable, voting to approve the following proposals (collectively, the “Proposals”):
1.
a special resolution to approve:

a.
the Domestication (such proposal “Domestication Proposal”);

b.
the Governing Documents Amendment (such proposal the “Governing Documents Amendment Proposal”);

c.
upon the consummation of the Domestication, the Domestication Charter and Bylaws Amendment to amend and restate the Existing Organizational Documents by their deletion in their entirety and the substitution in their place of the Proposed Organizational Documents (such proposal, the “Proposed Organizational Documents Proposal”); and

d.
the Domestication Charter and Bylaws Differences (such proposal, the “Domestication Charter and Bylaws Differences Proposals”);

2.
assuming the Domestication Proposal, the Governing Documents Amendment Proposal, the Proposed Organizational Documents Proposal and the Domestication Charter and Bylaws Differences Proposals are approved, a resolution to approve, by a simple majority, excluding Excluded Shareholders, the Issuance of Class B Common Stock (such proposal, the “Issuance of Class B Common Stock Proposal”); and

3.
to approve by ordinary resolution the Adjournment (such proposal, the “Adjournment Proposal”).

The full text of the resolutions approving the Proposals is attached to this Management Circular as Appendix “1”.
The Domestication, the Governing Documents Amendment, the Domestication Charter and Bylaws Amendment, the Domestication Charter and Bylaws Differences and the Issuance of Class B Common Stock are collectively referred to in this Management Circular as the “Reorganization”.
Each of the Proposals that must be approved by special resolution and must be approved, as a matter of Cayman Islands law, by the affirmative vote of the holders of not less than two-thirds of the GDHL shareholders who, being present in person or virtually or represented by proxy and entitled to vote at the Meeting, vote at the Meeting. Each of the Proposals that must be approved by ordinary resolution must be approved, as a matter of Cayman Islands law, by the affirmative vote of the holders of a majority of the GDHL shareholders who, being present in person or virtually or represented by proxy and entitled to vote at the Meeting, vote at the Meeting. The Issuance of Class B Common Stock Proposal must be approved by a simple majority, excluding persons required to be excluded for the purpose of such vote under MI 61-101.
While the Issuance of Class B Common Stock Proposal is conditional on the Domestication Proposal, the Governing Documents Amendment Proposal, the Proposed Organizational Documents Proposal and the Domestication Charter and Bylaws Differences Proposals, collectively, the Adjournment Proposal is not conditional on the approval of any other Proposal.
Only Registered Shareholders at the close of business on [•] (the “GDHL Record Date”) will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. Shareholders who are unable to or who do not wish to attend the Meeting are requested to date and sign the enclosed form of proxy promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the form of proxy.
Each GDHL shareholder is entitled to one vote for each Ordinary Share held by such GDHL shareholder as of the close of business on the GDHL Record Date. As of the close of business on the GDHL Record Date, there were [•] outstanding Ordinary Shares.

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The GDHL Record Date is earlier than the date on which the transactions that are the subject of the Proposals are expected to be completed. If you transfer your ordinary shares of GDHL after the GDHL Record Date, but before the Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Meeting. If you transfer your ordinary shares of GDHL prior to the GDHL Record Date, you will have no right to vote those shares at the Meeting.
The quorum for the transaction of business at the Meeting consists of two or more GDHL shareholders holding at least 25% in par value of Ordinary Shares entitled to vote at the Meeting being individuals present in person or virtually or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy. As of the GDHL Record Date, [•] Ordinary Shares, in the aggregate, would be required to achieve a quorum.
GDHL will appoint a scrutineer at the Meeting, who will collect all proxies and ballots and tabulate the results. The scrutineer is typically a representative of GDHL’s transfer agent.
The Board does not intend to present any other matters at the Meeting and does not know of any other matters that will be brought before GDHL’s shareholders for a vote at the Meeting. If any other matter is properly brought before the Meeting, your signed proxy card gives authority to [•] and [•], as proxies, with full power of substitution, to vote on such matters at their discretion.
The Adjournment
GDHL shareholders are being asked to consider and vote upon a technical proposal to allow the chairman to adjourn the Meeting to a later date or dates (the “Adjournment”), if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the proposals relating to Reorganization. If the Adjournment Proposal is not approved by Shareholders, the Board may not be able to adjourn the Meeting to a later date in the event that there are insufficient votes to approve one or more resolutions at the Meeting.
Appraisal and Dissenters Rights of Shareholders
There are no appraisal or dissenter rights available to holders of Ordinary Shares in connection with the Reorganization under Cayman Islands law or the DGCL.
Solicitation of Proxies
This Management Circular is furnished in connection with the solicitation of proxies by the management of GDHL to be used at the Meeting. Solicitations of proxies will be primarily by mail, but may also be solicited personally or by Internet or telephone by directors, officers and regular employees of GDHL. They will not be paid any additional amounts for soliciting proxies. All costs of the solicitation will be borne by GDHL. GDHL has also engaged D.F. King Canada at a customary fee to assist with the solicitation of proxies. For questions on voting your shares, please contact D.F. King Canada, by email at inquiries@dfking.com, by telephone at 1 (800) 835-0437 (toll free within Canada and the United States) or direct at 1-416-682-3825 (banks, brokers and collect calls outside Canada and the United States). GDHL has agreed to pay D.F. King Canada a fee of $17,750, plus a potential $17,750 success fee and reimbursement of certain disbursements. GDHL will also reimburse D.F. King Canada for certain out-of-pocket losses, damages and expenses.
“Registered Shareholders” means Shareholders who hold Ordinary Shares in their own name. “Beneficial Shareholders” means Shareholders who do not hold Ordinary Shares in their own name and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.
Accompanying this Management Circular is a proxy for Registered Shareholders. The persons named in the enclosed proxy are executive officers and/or directors of GDHL and have been appointed by management of GDHL. A Registered Shareholder has the right to appoint some other person or company who need not be a Shareholder of GDHL, to represent him or her at the Meeting and may do so by inserting the name of such other person or company in the blank space provided in the proxy or by completing another proper proxy.

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Voting by Proxyholder
The persons named in the proxy will vote or withhold from voting Ordinary Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Ordinary Shares will be voted accordingly. The proxy confers discretionary authority on the persons named therein with respect to:
(a)
each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)
any amendment to or variation of any matter identified therein; and

(c)
any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified in the proxy.
Registered Shareholders
To be effective, a properly executed proxy from a Registered Shareholder must be submitted using one of the following methods:
(a)
date and sign the proxy and return it to GDHL’s transfer agent, TSX Trust Company, by fax within North America at (416) 595-9593 or by mail to 301-100 Adelaide Street West, Toronto, Ontario, M5H 4H1; or

(b)
log on to the website of TSX Trust Company at www.voteproxyonline.com. Registered Shareholders must follow the instructions set out on the website and refer to the proxy for the holder’s account number and the proxy access number.

Whatever method Registered Shareholders choose to submit their proxy, they must ensure that the proxy is received not later than [•] (local time) on [•], 2022 or, if the Meeting is adjourned or postponed, not later than [•] (local time) on the day which is two business days preceding the date of the adjourned or postponed meeting. The time limit for the deposit of proxies may be waived by the chairman of the Meeting at his discretion, without notice, but the chairman of the Meeting is under no obligation to do so.
Revocation of Proxy
In addition to any other manner permitted by law, a proxy may be revoked by:
(a)
executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or their authorized attorney in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to TSX Trust Company or at the address of the registered office of GDHL at PO Box 309, Ugland House, Grand Cayman, KY1-1104, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned or postponed, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)
personally attending the Meeting and voting.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.
A Registered Shareholder attending the Meeting has the right to vote by attending the Meeting and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.
Under normal conditions, confidentiality of voting is maintained by virtue of the fact that TSX Trust Company tabulates proxies and votes. However, such confidentiality may be lost as to any proxy or ballot if

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a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board decides that disclosure is in the interests of GDHL or its Shareholders.
Beneficial Shareholders
The following information is of significant importance to shareholders who do not hold Ordinary Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders or as set out in the following disclosure.
If Ordinary Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Ordinary Shares will not be registered in the shareholder’s name on the records of GDHL. Ordinary Shares will more likely be registered under the names of Intermediaries. For example, in Canada, under the name of CDS (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).
Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of Shareholders. Every Intermediary has its own mailing procedures and provides its own return instructions to clients.
There are two kinds of Beneficial Shareholders—those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners).
GDHL is taking advantage of the provisions of National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) that permit it to deliver proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from TSX Trust Company. The VIF is to be completed and returned to TSX Trust Company as set out in the instructions provided on the VIF. TSX Trust Company will tabulate the results of the VIFs received from NOBOs.
These Shareholder materials are being sent to both Registered and Beneficial Shareholders. If you are a Beneficial Shareholder, and GDHL or its agent has sent these materials directly to you, your name, address and information about your holdings of Ordinary Shares, were obtained in accordance with applicable securities regulatory requirements from the Intermediary holding Ordinary Shares on your behalf.
By choosing to send these materials to you directly, GDHL (and not the Intermediary holding Ordinary Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions that was sent to you.
Beneficial Shareholders who are OBOs should follow the instructions of their Intermediary carefully to ensure that their Ordinary Shares are voted at the Meeting. GDHL does not intend to pay for Intermediaries to forward to OBOs under NI 54-101 the proxy-related materials and Form 54-101F7—Request for Voting Instructions Made by Intermediary, and in the case of an OBO, the OBO will not receive the materials unless the OBO’s Intermediary assumes the cost of delivery.
The proxy supplied to you by your broker will be similar to the proxy provided to Registered Shareholders by GDHL. However, its purpose is limited to instructing the Intermediary on how to vote your Ordinary Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by GDHL. The VIF will name the same persons as GDHL’s proxy to represent your Ordinary Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of GDHL), other than any of the persons designated in the VIF, to represent your Ordinary Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF.
The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the

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results of all instructions received and provides appropriate instructions respecting the voting of Ordinary Shares to be represented at the Meeting and the appointment of any Shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Ordinary Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Ordinary Shares at the Meeting.
Shareholders may receive more than one set of voting materials, including multiple copies of this Management Circular and multiple proxy cards or VIFs. For example, if you hold your shares in more than one brokerage account, you will receive a separate VIF for each brokerage account in which you hold shares. If you are a Registered Shareholder and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and VIF that you receive in order to cast your vote with respect to all of your Ordinary Shares.
Signature of Proxy
The proxy must be executed by the Registered Shareholder, or if the applicable shareholder is a corporation, the proxy should be signed in its corporate name and its corporate seal must be affixed to the proxy or the proxy must be signed by an authorized officer whose title should be indicated. A proxy signed by an authorized officer or a person acting as attorney, executor, administrator or trustee, or in some other representative capacity, should reflect such person’s full title as such and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with GDHL).
Whether you plan to attend the Meeting or not, please read this Management Circular, which is also a prospectus under U.S. securities laws, carefully and vote your shares by completing, signing, dating and returning the enclosed proxy in the postage-paid envelope provided.

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VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
Only Ordinary Shares carry voting rights at the Meeting. Subject to the Certification Process Adjustment (as described below), each Ordinary Share carries the right to one vote. The Board fixed [•] as the GDHL Record Date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment thereof, and only Registered Shareholders at the close of business on that date are entitled to such notice and to vote at the Meeting. As of the GDHL Record Date, [•] Ordinary Shares were issued and outstanding as fully paid and non-assessable ordinary shares in the capital of GDHL.
To the knowledge of the directors and executive officers of GDHL, as at [•] no person beneficially owned, or controlled or directed, directly or indirectly, shares carrying more than 10% of the voting rights attached to GDHL’s Ordinary Shares, other than:
Name	Number of Securities	Percentage of Outstanding Ordinary Shares
		Non-diluted(3)	Partially Exchanged(4)	Fully Exchanged(5)
[•] (1)	[•] (2)	[•]%	[•]%	[•]%

Notes:
(1)
[•]

(2)
[•]

(3)
[•]

(4)
[•]

The Existing Organizational Documents of GDHL provide for a “Certification Process Adjustment” whereby, in connection with any resolution passed by the Shareholders (each, a “Shareholder Resolution”), each Shareholder shall be required to provide a certification as to its status, and the status of any person for whom the Shareholder holds Ordinary Shares beneficially, as a United States resident or a non-United States resident. In connection with the Certification Process Adjustment, in respect of any Shareholder Resolution in a meeting or in writing, each Shareholder shall be required to certify that, at the time of the meeting (or any adjournment thereof) at which the resolution is tabled, or in the case of the resolution being proposed as a written resolution, at the time of signifying its agreement to the proposed written resolution: (a) it is not a United States resident; and (b) to the extent it holds Ordinary Shares for the account or benefit of any other person, such person is not a United States resident (each Shareholder not making such certification, a “Non-Certifying Shareholder”). Shareholders who certify that they hold Ordinary Shares for the account or benefit of any other person who is a United States resident, will also be asked to certify the extent to which Ordinary Shares they own beneficially are owned beneficially for United States residents and to which Ordinary Shares they hold are owned beneficially for persons that are not United States residents. This Certification Process Adjustment is intended to preserve GDHL’s status as a “foreign private issuer” within the meaning of Rule 405 under the United States Securities Act of 1933 and Rule 3b-4 under the United States Securities Exchange Act of 1934 by ensuring that the aggregate total number of votes that Non-Certifying Shareholders are entitled to cast may never exceed 49% of the total number of votes that all Shareholders are entitled to cast (pursuant to the adjustment that is described in the following paragraphs).
The proxy, VIF and declaration of beneficial ownership (which declaration of ownership is to be completed, if required, as per the instructions set out therein and returned to TSX Trust Company within the timelines applicable to the return of a proxy or VIF as set out above) accompanying this Management Circular allow each Shareholder to make the certifications referred to above. Shareholders attending the Meeting in person will be required to make the certifications when they arrive at the Meeting.
For the purposes of calculating the number of votes which Non-Certifying Shareholders are entitled to cast on a Shareholder Resolution, if and to the extent that, in the absence of the Certification Process Adjustment:
“A” > (49 ÷ 100) × “B”,
then “A” shall be reduced so that “D” is the whole number nearest to but not exceeding:
“C” × (49 ÷ 51).

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Where the aggregate number of votes actually cast by Non-Certifying Shareholders (whether on a poll or on a written resolution) “for” and “against” the relevant Shareholder Resolution when added to the number of votes withheld by Non-Certifying Shareholders in respect of such resolution, exceeds “D”, then the number of: (a) votes cast “for”; (b) votes cast “against”; and (c) votes withheld in respect of, such resolution by Non-Certifying Shareholders, will each be reduced pro rata until the aggregate number of votes “for”, votes “against” and votes withheld in respect of such resolution by Non-Certifying Shareholders, is the whole number nearest to but not exceeding “D”. Where the aggregate number of votes actually cast (whether on a poll or on a written resolution) and votes withheld, in each case by Non-Certifying Shareholders, is equal to or less than “D”, then each of such votes or votes withheld (as applicable) shall be counted and no reduction shall occur.
For the purposes of the foregoing:
“A” = the aggregate total of votes which all Non-Certifying Shareholders, whether or not actually voting, are entitled to cast, whether on a poll or on a written resolution, on the resolution prior to the operation of the Certification Process Adjustment;
“B” = “A” + “C”;
“C” = the aggregate total of votes which all holders of Ordinary Shares who are not Non-Certifying Shareholders, whether or not actually voting, are entitled to cast, whether on a poll or on a written resolution, on the resolution; and
“D” = the aggregate total of votes all Non-Certifying Shareholders, whether or not actually voting, are entitled to cast, whether on a poll or on a written resolution, on the resolution, following the operation of the Certification Process Adjustment.
The Board may specify such other requirements or vary the requirements of the Certification Process Adjustment as it in its discretion considers necessary or appropriate to give effect to these restrictions.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
LEGAL MATTERS
Interests of Directors and Officers
The directors and officers of GDHL may have interests in the Reorganization that are, or may be, different from, or in addition to, the interests of other Shareholders. The Special Committee and the Board are aware of these interests and considered them, among other matters, when recommending approval of the Reorganization. In considering the recommendation of the Board and Special Committee, Shareholders should be aware that, as disclosed elsewhere in this Management Circular, certain of the directors and the senior officers of GDHL have interests in the Reorganization or may receive benefits that may differ from, or be in addition to, the interests of Shareholders generally, which may present them with actual or potential conflicts of interest in connection with the Reorganization. These interests and benefits are described herein.
As a result of the Issuance of Class B Common Stock, our Founder and the other holders of Class B Units of GDH LP will receive Class B Common Stock entitling them to vote together with the Class A Common Stock (with each share of Class B Common Stock and each share of Class A Common Stock being entitled to one vote per share). The number of votes attached to the Class B Common Stock will be equal to the number of votes such holders would have if they converted their Class B Units of GDH LP into Ordinary Shares (assuming no U.S. resident holder restrictions). The Class B Units of GDH LP are currently exchangeable into Ordinary Shares on a 1:1 basis.
The following table includes a description of the interest in the Reorganization of persons who are directors or senior officers of GDHL or managers of the board or senior officers of GDH GP and the anticipated effect of the Reorganization and Reorganization Merger on the percentage of voting securities of Pubco beneficially owned or controlled by such persons. The Reorganization will not result in a change in the percentage of securities of GDH LP held by such persons. The numbers below are presented on a non-fully diluted basis as of [•]. The remaining [•%] of voting control of Pubco not included in the following table will be represented by the Class A Common Stock.
Name	Number of Class B Units of GDH LP Currently Held	Number of Shares of Class B Common Stock of Pubco to Ultimately Be Issued	Anticipated Percentage of Voting Control of Pubco via Class B Common Stock
Michael Novogratz Chairman Chief Executive Officer Manager	213,696,000(1)	213,696,000	[•]%
Christopher Ferraro Co-President Manager	4,661,001(2)	4,661,001	[•]%
Damien Vanderwilt Co-President, Head of Global Markets Manager	920,029(3)	920,029	[•]%
Sam Englebardt Head of Galaxy Interactive	2,545,350(4)	2,545,350	[•]%
Steve Kurz Head of Asset Management	1,520,278(5)	1,520,278	[•]%
Kim Pillemer Chief of Staff	4,123,751(6)	4,123,751	[•]%
Andrew Siegel General Counsel & Chief Compliance Officer	223,169(7)	223,169	[•]%
Francesca Don Angelo Corporate Secretary	89,117(8)	89,117	[•]%
Michael Ashe Head of Investment Banking	60,903(9)	60,903	[•]%
Other Holders of Class B Units of GDH LP	1,236,854	1,236,854	[•]%

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83

Note:
(1)
Mr. Novogratz owns 522,945 Ordinary Shares.

(2)
Mr. Ferraro holds 1,130,700 options and 968,000 restricted share units entitling him to acquire 1,130,700 and 968,000 Ordinary Shares, respectively.

(3)
Mr. Vanderwilt owns 1,079,971 Ordinary Shares and holds 7,500,000 options entitling him to acquire 7,500,000 Ordinary Shares

(4)
Mr. Englebardt holds 1,049,900 options and 39,723 restricted share units entitling him to acquire 1,049,900 and 39,723 Ordinary Shares, respectively.

(5)
Mr. Kurz owns 5,000 Ordinary Shares and holds 1,627,700 options and 271,009 restricted share units entitling him to acquire 1,627,700 and 271,009 Ordinary Shares, respectively.

(6)
Ms. Pillemer holds 1,864,000 options and 25,410 restricted share units entitling her to acquire an additional 1,864,000 and 25,410 Ordinary Shares, respectively.

(7)
Mr. Siegel owns 78,975 Ordinary Shares and holds 820,400 options and 20,873 restricted share units entitling him to acquire an additional 820,400 and 20,873 Ordinary Shares, respectively.

(8)
Ms. Don Angelo holds 291,000 options and 81,365 restricted stock units, entitling her to acquire 291,000 and 81,365 Ordinary Shares, respectively.

(9)
Mr. Ashe holds 1,400,000 options entitling him to acquire 1,400,000 Ordinary Shares.

Securities Holdings of Directors and Officers
In addition to the security holdings described above:
•
Bill Koutsouras, our Lead Director, holds 150,000 options and 5,644 deferred share units entitling him to acquire 150,000 and 5,644 Ordinary Shares, respectively.

•
Theagenis Iliadis, a director of GDHL and manager of GDH LP, holds 150,000 options and 5,644 deferred share units entitling him to acquire 150,000 and 5,644 Ordinary Shares, respectively.

•
Nereida Flannery, a director of GDHL, holds 150,000 options and 5,644 deferred share units entitling her to acquire 150,000 and 5,644 Ordinary Shares, respectively.

•
Dominic Docherty, a director of GDHL and manager of GDH LP, holds 150,000 options and 5,644 deferred share units entitling him to acquire 150,000 and 5,644 Ordinary Shares, respectively.

•
Rhonda Adams Medina, a manager of GDH LP, holds 150,000 options and 5,644 deferred share units entitling her to acquire 150,000 and 5,644 Ordinary Shares, respectively.

•
Jason Urban, our Head of Trading, owns 267,508 Ordinary Shares and holds 800,000 options and 7,260 restricted share units entitling him to acquire 800,000 and 7,260 Ordinary Shares, respectively.

•
Alex Ioffe our Chief Financial Officer holds 750,000 options and 275,000 restricted share units entitling him to acquire 750,000 and 275,000 Ordinary Shares, respectively.

•
Richard Tavoso, a manager of GDH LP, owns 750,000 Ordinary Shares and holds 150,000 options and 5,644 deferred share units entitling him to acquire 150,000 and 5,644 Ordinary Shares, respectively.

•
Michael Daffey, the Chairman of the Board, holds 500,000 options and 1,500,000 restricted share units entitling him to acquire 500,000 and 1,500,000 Ordinary Shares, respectively.

•
Erin Brown, our Chief Operating Officer holds 750,000 options and 275,000 restricted share units entitling her to acquire 750,000 and 275,000 Ordinary Shares, respectively.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Arrangements Between the Issuer and Security Holders
Other than as disclosed in this Management Circular, there is no agreement, commitment or understanding made or proposed to be made between GDHL and a security holder of GDHL relating to the matters to be acted upon as identified in this Management Circular.
Interest of Certain Persons or Companies in Matters to be Acted Upon
Other than as disclosed in this Management Circular, none of the directors or executive officers of GDHL, no proposed nominee for election as a director of GDHL, none of the persons who have been directors or executive officers of GDHL since the commencement of GDHL’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting. As the Reorganization is an internal reorganization being proposed to Shareholders, neither GDHL nor any related party of GDHL has entered into any agreement with any interested party with respect to the Reorganization, except as disclosed in this Management Circular.
Indebtedness of Directors and Executive Officers
As at the date hereof, and during GDHL’s financial year ended December 31, 2020, no director or executive officer of GDHL, no proposed nominee for election as a director of GDHL, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of GDHL or any of its subsidiaries, and no former executive officer, director or employee of GDHL or any of its subsidiaries, is indebted to GDHL or any of its subsidiaries (other than for “routine indebtedness” as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by GDHL or any of its subsidiaries or affiliates.
Interest of Informed Persons in Material Transactions
This Management Circular briefly describes (and, where practicable, states the approximate amount) of any material interest, direct or indirect, of any informed person of GDHL, any proposed director of GDHL, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of GDHL’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect GDHL or any of its subsidiaries.
Statutory Rights
Securities legislation in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.
Auditor
Effective August 13, 2021 (the “Effective Date”), Davidson & Company LLP (“Davidson”), at the request of GDHL, resigned as auditors of GDHL and KPMG was appointed as auditors of GDHL to fill this vacancy. Upon completion of the Reorganization, KPMG will be the auditor of Pubco. If the Reorganization is not completed, GDHL will ask that Shareholders ratify the appointment of KPMG at the next annual general meeting of the Shareholders.
On August 16, 2021, GDHL filed a notice of change of auditor, a letter from Davidson and a letter from KPMG (the “reporting package”) on SEDAR which confirmed that: (i) the resignation of Davidson and appointment of KPMG were considered and approved by the Board, (ii) there have been no modified opinions in Davidson’s reports for GDHL’s two most recently completed fiscal years or for any period subsequent to the most recently completed period for which an audit report was issued and preceding the

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Effective Date, (iii) there were no reportable events (as defined in NI 51-102) in connection with the audits for the period commencing at the beginning of GDHL’s two most recently completed financial years and ending on the Effective Date. A copy of the reporting package is attached to this Management Circular as Appendix “3”.
Other Legal Matters
Certain legal matters relating to the Reorganization are to be passed upon by Blake, Cassels & Graydon LLP on behalf of Galaxy with respect to matters of Canadian law, Davis Polk & Wardwell LLP, on behalf of Galaxy with respect to matters of U.S law, Maples Group, on behalf of Galaxy with respect to matters of Cayman Islands law and Fasken Martineau DuMoulin LLP, on behalf of the Special Committee.
Securities Authorized For Issuance Under Equity Compensation Plans
The following table sets out information on GDHL’s equity compensation plans under which Ordinary Shares are authorized for issuance as of December 31, 2020:
Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plan approved by securityholders−Stock Option Plan	26,255,166(2)	C$	2.56	19,310,573(1)
Equity compensation plans not approved by securityholders	5,310,468(3)	C$	6.21	—
Total	31,565,634	C$	3.17	19,310,573

Notes:
(1)
As at December 31, 2020, the total number of Ordinary Shares that could be reserved and authorized for issuance pursuant to options granted under the Stock Option Plan was 45,565,739 Ordinary Shares, being a fixed amount not exceeding 15% of the fully exchanged share capital. Since December 31, 2020, 1,785,255 options were exercised so that as of May 27, 2021 prior to any new LTI Plan Grants a total of 24,469,911 options remain outstanding.

(2)
The terms of each option varies, as determined by GDHL and Board, but including vesting periods.

(3)
Granted pursuant to section 613(c) of the TSX Company Manual.

Market Information and Previous Sales
The Ordinary Shares are currently listed on the TSX under the symbol “GLXY”. The market value of the Ordinary Shares on [•], 2022, the last trading day before the announcement of the Reorganization, was $[•] per share. On [•], 2022, being the last complete trading day prior to the date hereof, the closing price of the Ordinary Shares on the TSX was $[•]. The trading data on the TSX for the prior 12-months is:

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Month	High (C$)	Low (C$)	Volume
January 2021	13.12	7.90	12,452,700
February 2021	20.00	8.96	15,440,178
March 2021	30.15	15.00	23,607,651
April 2021	46.70	24.82	27,076,134
May 2021	37.74	18.11	19,033,760
June 2021	25.40	17.27	16,013,700
July 2021	23.76	13.96	10,786,500
August 2021	26.27	19.56	9,320,800
September 2021	27.98	19.12	12,051,690
October 2021	35.45	20.20	15,349,235
November 2021	43.98	28.60	17,701,270
December 2021	[•]	[•]	[•]
In the 12 months preceding this Management Circular, GDHL has not purchased or sold any Ordinary Shares except pursuant to the exercise of stock options, warrants and conversion rights (including the exchange of Class B Units of GDH LP).

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations regarding the Reorganization and Reorganization Merger that are generally applicable to a Shareholder who acquires Pubco Class A Common Stock and becomes a shareholder of Pubco as a consequence of the Reorganization Merger and who, for the purposes of the Tax Act and at all relevant times, is resident or deemed to be resident in Canada, holds Ordinary Shares and subsequently, Class A Common Stock of GDH Delaware and then Pubco Class A Common Stock as capital property, deals at arm’s length with each of GDHL, including any successors thereto as a consequence of the Reorganization and Reorganization Merger, and Pubco, and is not affiliated with GDHL or Pubco (a “Holder”).
Generally, Ordinary Shares, Class A Common Stock of GDH Delaware and Pubco Class A Common Stock will be considered to be capital property to a Holder provided that the Holder does not hold such shares in the course of carrying on a business of trading or dealing in securities and has not acquired such shares in one or more transactions considered to be an adventure or concern in the nature of trade. None of the Ordinary Shares, Class A Common Stock of GDH Delaware or Pubco Class A Common Stock are “Canadian securities” for purposes of the irrevocable election under subsection 39(4) of the Tax Act to treat all “Canadian securities” (as defined in the Tax Act) owned by a Holder as capital property, and therefore any such election will not apply to the Ordinary Shares Class A Common Stock of GDH Delaware or Pubco Class A Common Stock. Holders who do not hold Ordinary Shares, or in the case of Class A Common Stock of GDH Delaware or Pubco Class A Common Stock will not hold such shares, as capital property should consult their own tax advisors regarding their particular circumstances.
This summary is not applicable to a Holder (a) that is a “financial institution” (as defined in the Tax Act) for the purposes of the mark-to-market rules in the Tax Act, (b) an interest in which is a “tax shelter investment” (as defined in the Tax Act), (c) that is a “specified financial institution” (as defined in the Tax Act), (d) that reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian dollars, (e) that has entered or will enter into a “derivative forward agreement” (as defined in the Tax Act) in respect of Ordinary Shares, Class A Common Stock of GDH Delaware or Pubco Class A Common Stock, (f) in respect of which GDHL, GDH Delaware or Pubco is at any time a “foreign affiliate” for any purpose of the Tax Act (including for purposes of any “specified provision” within the meaning of paragraphs 93.1(1.1)(a) through (d) of the Tax Act), or (g) that does not deal at arm’s length with a corporation in respect of which GDHL, GDH Delaware or Pubco is at any relevant time a “foreign affiliate” for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Any such Holder should consult its own advisor with respect to the tax consequences of the Reorganization and Reorganization Merger to it.
This summary does not discuss the Canadian income tax consequences of the Reorganization and Reorganization Merger to holders of Class B Units of GDH LP. Any such holders should consult with their own tax advisors.
This summary assumes that none of GDHL, GDH Delaware or Pubco will, at any relevant time, be resident in Canada for purposes of the Tax Act on the basis that the “central management and control” of GDHL, GDH Delaware and Pubco will reside outside Canada at all relevant times.
This summary is based on the provisions of the Tax Act in force on the date hereof, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (“Tax Proposals”) and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) made publicly available prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in the form proposed; however, no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account any other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those discussed herein.
This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to

Confidential Treatment Requested by Galaxy Digital Inc.
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any particular Holder is made. Holders should consult their own tax advisors for advice with respect to the tax consequences of the Reorganization and Reorganization Merger to them, having regard to their particular circumstances.
Currency Conversion
For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Ordinary Shares, Class A Common Stock of GDH Delaware and Pubco Class A Common Stock must generally be expressed in Canadian dollars. Amounts denominated in another currency must be converted into Canadian dollars using the applicable exchange rate determined in accordance with the Tax Act.
Effect of the Domestication on Holders
The Domestication will not give rise to a taxable event to Holder, and a Holder’s adjusted cost base in their Class A Common Stock of GDH Delaware immediately after the Domestication will be equal to such Holder’s adjusted cost base in their Ordinary Shares immediately before the Domestication..
Effect of the Reorganization Merger on Holders
It is expected that the Reorganization Merger will be a “foreign merger” for purposes of the Tax Act. As a result, pursuant to subsection 87(8) of the Tax Act, a Holder of Class A Common Stock of GDH Delaware (other than a Holder that elects for such subsection not to apply, as discussed below) will be deemed to dispose of such Class A Common Stock of GDH Delaware for proceeds of disposition equal to the aggregate adjusted cost base of such Class A Common Stock of GDH Delaware to the Holder immediately before the Reorganization Merger and will be deemed to acquire Pubco Class A Common Stock on the Reorganization Merger at a cost equal to the same amount. Accordingly, such a Holder will not realize any capital gain or capital loss as a result of the Reorganization Merger.
A Holder of Class A Common Stock of GDH Delaware who elects for subsection 87(8) not to apply in respect of the disposition of such Holder’s Class A Common Stock of GDH Delaware in the Reorganization Merger will be considered to have disposed of their Class A Common Stock of GDH Delaware for proceeds of disposition equal to the fair market value of the Pubco Class A Common Stock received in exchange therefor on the Reorganization Merger. Such a Holder of Class A Common Stock of GDH Delaware will realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such Holder of the Class A Common Stock of GDH Delaware immediately before the Reorganization Merger and will acquire the Pubco Class A Common Stock at a cost equal to the fair market value of such Pubco Class A Common Stock. For a description of the treatment of capital gains and capital losses, see “Taxation of Capital Gains and Capital Losses” below.
Holding and Disposing of Pubco Class A Common Stock Acquired in the Transaction
Receipt of Dividends on Pubco Class A Common Stock
Any dividends received by an individual Holder of Pubco Class A Common Stock will be included in such Holder’s income and will not be eligible for the gross-up and dividend tax credit treatment generally applicable to dividends on shares of taxable Canadian corporations. Any dividends received by a Holder of Pubco Class A Common Stock that is a corporation will be included in calculating that Holder’s income and will generally not be deductible in computing taxable income. To the extent that non-Canadian withholding taxes are imposed on dividends paid by Pubco to a Holder, the amount of such tax will generally be eligible for a Canadian foreign tax credit or tax deduction, subject to the detailed rules and limitations in the Tax Act.
Disposition of Pubco Class A Common Stock
On the disposition (or deemed disposition) of a share of Pubco Class A Common Stock following the Reorganization Merger, a Holder will generally realize a capital gain (or capital loss) to the extent that the proceeds of disposition exceed (or are exceeded by) the aggregate of such Holder’s adjusted cost base of the

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
share of Pubco Class A Common Stock and any reasonable costs of disposition. For a description of the treatment of capital gains and capital losses, see “Taxation of Capital Gains and Capital Losses” below.
Taxation of Capital Gains and Capital Losses
Generally, a Holder will be required to include in computing such Holder’s income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in that year. A Holder generally will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) sustained in a taxation year from taxable capital gains realized by the Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to and in accordance with the detailed rules contained in the Tax Act. Capital gains realized by a Holder that is an individual, other than certain specified trusts, may be subject to alternative minimum tax.
Foreign tax, if any, levied on any gain realized on a disposition of Pubco Class A Common Stock may be eligible for a foreign tax credit under the Tax Act to the extent and under the circumstances described in the Tax Act. Holders should consult their own tax advisors with respect to the availability of such a credit, having regard to their particular circumstances.
Foreign Property Reporting
A Holder that is a “specified Canadian entity” (as defined in the Tax Act) for a taxation year or fiscal period is required under the Tax Act to report its holdings of “specified foreign property” (as defined in the Tax Act) if the aggregate cost amount of such holdings at any time in the year or period exceeds $100,000. Pubco Class A Common Stock will constitute specified foreign property for these purposes and its cost amount will count towards the calculation of the $100,000 threshold. Subject to certain exceptions, a taxpayer resident in Canada, other than a corporation or trust exempt from tax under Part I of the Tax Act, will be a specified Canadian entity, as will certain partnerships. Holders should consult their own tax advisors regarding compliance with these rules.
Offshore Investment Fund Property Rules
The “offshore investment fund property” rules in the Tax Act (the “OIFP Rules”) generally require a taxpayer to include in income each taxation year an imputed return which is determined based on the cost of offshore investment fund properties held by the taxpayer multiplied by a prescribed interest rate.
An offshore investment fund property generally includes shares of a non-resident corporation to the extent that such shares may reasonably be considered to derive their value, directly or indirectly, primarily from portfolio investments in certain specified types of assets, including commodities and foreign currencies. It is unclear whether the Pubco Class A Common Stock will satisfy this definition. However, a Holder will only be subject to the OIFP Rules in respect of a share of Pubco Class A Common Stock to the extent that it may be reasonably concluded that one of the main reasons for the Holder acquiring, holding or having such share is to derive a benefit from portfolio investments in such assets in such a manner that the amount of tax payable by the Holder on income, profit or gain from such assets for any particular year is significantly less than the tax that would have been payable under Part I of the Tax Act had the Holder held such assets directly.
The OIFP Rules are complex and their application will potentially depend, in part, on the reasons for a Holder acquiring, holding or having Pubco Class A Common Stock. Holders should consult their own tax advisors regarding the application of these rules based on their particular circumstances.
Refundable tax on aggregate investment income
A Holder that is throughout the taxation year a Canadian-controlled private corporation may be liable to pay a refundable tax on such Holder’s “aggregate investment income”, which will generally include dividends received on, and taxable capital gains realized on dispositions of, Ordinary Shares, Class A Common Stock of GDH Delaware or Pubco Class A Common Stock.

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Eligibility for Investment
Provided the Class A Common Stock of GDH Delaware and the Pubco Class A Common Stock are, at all relevant times, listed on a designated stock exchange for purposes of the Tax Act (which currently includes the TSX and the Nasdaq), Class A Common Stock of GDH Delaware and the Pubco Class A Common Stock will be a qualified investment for a trust governed by a Deferred Income Plan. The Class A Common Stock of GDH Delaware and the Pubco Class Common Stock will not be a prohibited investment for a trust governed by a TFSA, RDSP, RRSP, RRIF or RESP unless the holder of such TFSA or RDSP, the annuitant of such RRSP or RRIF or the subscriber of such RESP, as the case may be, (i) does not deal at arm’s length with GDH Delaware or Pubco, as the case may be, for purposes of the Tax Act or (ii) has a “significant interest” (as defined in the Tax Act) in GDH Delaware or Pubco, as the case may be. In addition, Class A Common Stock of GDH Delaware or Pubco Class A Common Stock will not be a prohibited investment for a trust governed by a TFSA, RDSP, RRSP, RRIF or RESP if the Class A Common Stock of GDH Delaware or Pubco Class A Common Stock, as the case may be, is “excluded property” for purposes of the prohibited investment rules in the Tax Act. Holders of a TFSA or RDSP, annuitants of an RRSP or RRIF and subscribers of an RESP should consult their own tax advisors with respect to whether Pubco Class A Common Stock would be a prohibited investment in their particular circumstances.

Confidential Treatment Requested by Galaxy Digital Inc.
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CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
Material U.S. Tax Consequences of the Domestication and Reorganization Merger to Shareholders
In the opinion of Davis Polk & Wardwell (“Davis Polk”), special tax counsel to GDHL, the following discussion sets forth the material U.S. federal income tax consequences for U.S. Holders of Ordinary Shares of (i) the Domestication, and (ii) the exchange of GDH Delaware Class A Common Stock for Pubco Class A Common Stock pursuant to the Reorganization Merger. This discussion applies only to beneficial owners that hold their Ordinary Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not consider all aspects of U.S. federal income taxation that may be relevant to a particular beneficial owner in light of such beneficial owner’s circumstances or status, including the U.S. federal income tax consequences to:
•
financial institutions or financial services entities;

•
broker-dealers;

•
taxpayers that are subject to the mark-to-market tax accounting rules;

•
tax-exempt entities;

•
governments or agencies or instrumentalities thereof;

•
insurance companies;

•
regulated investment companies;

•
real estate investment trusts;

•
expatriates or former long-term residents of the United States;

•
“controlled foreign corporations,” PFICs (as that term is defined below), and corporations that accumulate earnings to avoid U.S. federal income tax;

•
foreign corporations with respect to which there are one or more United States shareholders within the meaning of Treasury Regulation Section 1.367(b)-3(b)(1)(ii);

•
persons that actually or constructively own 10 percent or more of GDHL’s shares, by vote or value;

•
persons that acquired Ordinary Shares as compensation;

•
persons that hold Ordinary Shares as part of a straddle, constructive sale, hedge, conversion or other integrated or similar transaction; or

•
U.S. Holders whose functional currency is not the U.S. dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address alternative minimum tax considerations, special tax accounting rules under Section 451(b) of the Code, or U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as gift taxes or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.
We have not and do not intend to seek any rulings from the U.S. Internal Revenue Service (the “IRS”) regarding the Domestication or the Reorganization Merger. There can be no assurance that the IRS will not take positions concerning the tax consequences of the transactions that are inconsistent with the consequences discussed below or that any such positions would not be sustained by a court.
As used herein, the term “U.S. Holder” means a beneficial owner of the relevant security that is, for U.S. federal income tax purposes:
•
an individual citizen or resident of the United States,

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•
a corporation, or entity treated as a corporation, organized in or under the laws of the United States, any state thereof or the District of Columbia, or

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a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under Treasury Regulations to be treated as a U.S. person.

If a partnership (or any entity so characterized for U.S. federal income tax purposes) holds Ordinary Shares, the tax treatment of such partnership, and of a person treated as a partner of such partnership, will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any Ordinary Shares and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the Domestication and the Reorganization Merger.
ALL HOLDERS OF ORDINARY SHARES SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE DOMESTICATION AND THE REORGANIZATION MERGER, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.
U.S. Tax Consequences of the Domestication
Davis Polk has delivered an opinion to GDHL to the effect that, under the U.S. federal income tax laws in effect as of the date of such opinion, the Domestication will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code (an “F Reorganization” and, such opinion, the “Domestication Tax Opinion”), and the parties have agreed to report the Domestication as qualifying as an F Reorganization for U.S. federal income tax purposes. The completion of the Domestication is not conditioned, however, on the receipt of any opinion on the U.S. federal income tax consequences of the Domestication as of the closing of the Domestication from Davis Polk or any other counsel. The Domestication Tax Opinion is based on customary assumptions and representations, warranties and covenants of GDHL and GDH Delaware. If any of these assumptions, representations, warranties or covenants is or becomes incorrect, incomplete or inaccurate, or is violated, or if there is a change in U.S. federal income tax law after the date hereof, the validity of the Domestication Tax Opinion may be adversely affected and the U.S. federal income tax consequences of the Domestication could differ materially from those described below. An opinion of counsel represents counsel’s legal judgment but is not binding on the IRS or any court. We will not request a ruling from the IRS with respect to the tax treatment of the Domestication and, as a result, no assurance can be given that the IRS will not take the position that the Domestication does not qualify as an F Reorganization or that any such position would not be sustained by a court. The remainder of this disclosure assumes that the Domestication qualifies as an F Reorganization.
Except as provided below under “— Application of Section 367(b) of the Code to the Domestication” and “— PFIC Considerations with Respect to the Domestication”:
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U.S. Holders of Ordinary Shares generally will not recognize taxable gain or loss as a result the Domestication for U.S. federal income tax purposes,

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the tax basis of a share of GDH Delaware Class A Common Stock received by a U.S. Holder in the Domestication will equal the U.S. Holder’s tax basis in the Ordinary Share surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code (as discussed below), and

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the holding period for a share of GDH Delaware Class A Common Stock received by a U.S. Holder will include such U.S. Holder’s holding period for the Ordinary Share surrendered in exchange therefor.

Application of Section 367(b) of the Code to the Domestication
Section 367(b) of the Code, which applies to certain non-recognition transactions involving foreign corporations, including a domestication of a foreign corporation in an F Reorganization, requires the

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recognition of income or gain by certain U.S. persons in connection with such transactions. Section 367(b) of the Code will generally apply to U.S. Holders of Ordinary Shares at the time of the Domestication.
U.S. Holders that Own More Than 10% of GDHL’s Ordinary Shares.   A U.S. Holder who on the date of the Domestication owns actually and/or constructively 10% or more of the total combined voting power of all classes of GDHL shares entitled to vote or 10% or more of the total value of all classes of GDHL shares (a “10% shareholder”) must include in income as a dividend the “all earnings and profits amount” attributable to the Ordinary Shares it directly owns, within the meaning of Treasury Regulation Section 1.367(b)-2(d). Complex attribution rules apply in determining whether a U.S. Holder owns 10% or more of the total combined voting power of all classes of GDHL shares entitled to vote or 10% or more of the total value of all classes of GDHL shares. In particular, a U.S. Holder’s ownership of warrants will be taken into account in determining whether such U.S. Holder is a 10% shareholder, and complex attribution rules apply in determining whether a U.S. Holder owns 10% or more (by vote or value) of GDHL shares. All U.S. Holders are urged to consult their tax advisors with respect to the attribution rules that apply in determining whether a U.S. Holder is a 10% shareholder.
A 10% shareholder’s all earnings and profits amount with respect to its Ordinary Shares is the net positive earnings and profits of GDHL (as determined under Treasury Regulation Section 1.367(b)-2(d)(2)) attributable to the shares (as determined under Treasury Regulation Section 1.367(b)-2(d)(3)) but without regard to any gain that would be realized on a sale or exchange of such shares. Treasury Regulation Section 1.367(b)-2(d)(3) provides that the all earnings and profits amount attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.
Accordingly, under Treasury Regulation Section 1.367(b)-3(b)(3), a 10% shareholder should be required to include in income as a deemed dividend the all earnings and profits amount (as defined in Treasury Regulation Section 1.367(b)-2(d)) with respect to its Ordinary Shares. If GDHL’s cumulative earnings and profits through the date of the Domestication are not greater than zero, then a U.S. Holder should not be required to include in gross income an all earnings and profits amount with respect to its Ordinary Shares. Although the determination of earnings and profits for U.S. federal income tax purposes is complex and depends on a number of factors, GDHL has determined that it did not have any earnings and profits in any taxable year since its formation through its taxable year ended December 31, 2020, and does not expect to have any earnings and profits for its taxable year ended December 31, 2021 and its taxable year ending as of the date of the Domestication.
Subject to the discussion below of QEF (as defined below) and purging elections under “— PFIC Considerations with Respect to the Domestication,” if GDHL’s earnings and profits are greater than zero through the date of the Domestication, depending upon the period in which a U.S. Holder held its Ordinary Shares, such U.S. Holder could be required to include in income as a deemed dividend the all earnings and profits amount with respect to its Ordinary Shares under Treasury Regulation Section 1.367(b)-3(b)(3) as a result of the Domestication.
U.S. Holders that Own Less Than 10% of GDHL’s Ordinary Shares.   A U.S. Holder who on the date of the Domestication directly, indirectly and constructively owns Ordinary Shares with a fair market value of $50,000 or more but who is not a 10% shareholder will recognize gain (but not loss) with respect to the deemed receipt of GDH Delaware Class A Common Stock in the Domestication unless such holder elects to recognize the “all earnings and profits amount” as described below.
Unless a U.S. Holder makes the “all earnings and profits amount” election as described below, such U.S. Holder generally must recognize gain (but not loss) with respect to the deemed receipt of shares of GDH Delaware Class A Common Stock in the Domestication. Any such gain should be equal to the excess of the fair market value of the share of GDH Delaware Class A Common Stock deemed to be received over the U.S. Holder’s adjusted basis in the Ordinary Shares deemed to be surrendered in exchange therefor. Such gain should be capital gain, and should be long-term capital gain if the U.S. Holder held the Ordinary Shares for longer than one year. Long-term capital gains of non-corporate taxpayers are generally subject to tax at preferential rates under current law.

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In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the all earnings and profits amount attributable to its Ordinary Shares under Section 367(b) of the Code. There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things: (i) a statement that the Domestication is a Section 367(b) exchange; (ii) a complete description of the Domestication; (iii) a description of any stock, securities, or other consideration transferred or received in the Domestication; (iv) a statement describing the amounts required to be taken into account for U.S. federal income tax purposes; (v) a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from GDHL establishing and substantiating the U.S. Holder’s all earnings and profits amount with respect to the U.S. Holder’s Class A Common Stock, which GDHL intends to make available to its shareholders on its website, and (B) a representation that the U.S. Holder has notified GDH Delaware that such U.S. Holder is making the election; and (vi) certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations thereunder. If, as GDHL expects, at the date of the Domestication GDHL has never had any earnings and profits that would result in any shareholder having an all earnings and profits amount, a U.S. Holder is permitted to make an abbreviated form of election. The election must be attached by the U.S. Holder to its timely filed U.S. federal income tax return for the year of the Domestication and the U.S. Holder must send notice to GDH Delaware of the election no later than the date such tax return is filed.
If, as GDHL expects, at the date of the Domestication GDHL has never had any earnings and profits that would result in any shareholder having an all earnings and profits amount, a U.S. Holder who makes this election should generally not have an income inclusion under Section 367(b) of the Code provided the U.S. Holder properly executes the election and complies with the applicable notice requirements. Subject to the discussion below of QEF (as defined below) and purging elections under “— PFIC Considerations with Respect to the Domestication,” if GDHL has had positive earnings and profits in any year through the date of the Domestication during which a U.S. Holder held Ordinary Shares, a U.S. Holder that makes the election described herein could have an all earnings and profits amount with respect to its Ordinary Shares, and thus could be required to include that amount in income as a deemed dividend as a result of the Domestication.
U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING WHEN AND WHETHER TO MAKE THIS ELECTION AND, IF THE ELECTION IS DETERMINED TO BE ADVISABLE, THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO THIS ELECTION.
U.S. Holders that Own GDHL Ordinary Shares with a Fair Market Value Less Than $50,000. Subject to the discussion below under “— PFIC Considerations with Respect to the Domestication,” a U.S. Holder who on the date of the Domestication owns (or is considered to own) Ordinary Shares with a fair market value less than $50,000 and is not a 10% shareholder should not be required to recognize any gain or loss under Section 367 of the Code in connection with the Domestication, and generally should not be required to include any part of the all earnings and profits amount, if any, in income.
U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICABILITY AND THE CONSEQUENCES OF SECTION 367(B) OF THE CODE WITH RESPECT TO THE DOMESTICATION.
PFIC Considerations with Respect to the Domestication
A non-U.S. corporation will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. Although the application of these rules is uncertain in certain respects, GDHL

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has determined that it was likely a PFIC for its 2021, 2020 and 2019 taxable years and will likely be a PFIC for the current year (which would end with the Domestication). In addition to the discussion under the heading “— Application of Section 367(b) of the Code to the Domestication,” above, the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code.
If GDHL is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder for its Ordinary Shares and the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election or a mark-to-market election for GDHL’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Ordinary Shares, as described below, such U.S. Holder generally is subject to special adverse U.S. tax rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Ordinary Shares and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Ordinary Shares. Under these rules:
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The U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

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the amount allocated to the taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which GDHL was a PFIC, will be taxed as ordinary income;

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the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in the U.S. Holder’s holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

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an additional amount equal to the interest charge generally applicable to underpayments of tax will be imposed with respect to the tax attributable to each such other taxable year of the U.S. Holder.

In addition to the discussion under the heading “— Application of Section 367(b) of the Code to the Domestication,” above, the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code. Even if the Domestication qualifies as a reorganization for U.S. federal income tax purposes under Section 368(a) of the Code, Section 1291(f) of the Code requires that, to the extent provided in regulations, a U.S. person that disposes of stock of a PFIC recognize gain notwithstanding any other provision of the Code. No final Treasury Regulations are in effect under Section 1291(f) of the Code. Proposed Treasury Regulations under Section 1291(f) of the Code were promulgated in 1992, with a retroactive effective date once they become finalized. If finalized in their present form, those regulations would require taxable gain recognition by a U.S. Holder with respect to its exchange of Ordinary Shares for GDH Delaware Class A Common Stock in the Domestication if GDHL were classified as a PFIC at any time during such U.S. Holder’s holding period for the Ordinary Shares unless such U.S. Holder made a timely and effective QEF election (as described below) for GDHL’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Ordinary Shares, or made a QEF election along with a purging election (as described below), or made a mark-to-market election (as described below) (a U.S. Holder that has not made such a QEF or mark-to-market election, a “Non-Electing Shareholder” and any U.S. Holder that has made such a QEF election (or QEF election along with a purging election), or a mark-to-market election, an “Electing Shareholder”). Under the PFIC rules, any such gain would be treated as an “excess distribution” made in the year of the Domestication and subject to the special tax and interest charge rules discussed above.
In addition, such proposed Treasury Regulations would provide coordinating rules with Section 367(b) of the Code, whereby, if the gain recognition rule of the proposed Treasury Regulations under Section 1291(f) of the Code applies to a disposition of PFIC stock that results from a transfer with respect to which Section 367(b) of Code requires the shareholder to recognize gain or include an amount in income as a distribution under Section 301 of the Code, the gain realized on the transfer is taxable as an excess distribution under Section 1291 of the Code, and the excess, if any, of the amount to be included in income under Section 367(b) of the Code over the gain realized under Section 1291 of the Code is taxable as provided under Section 367(b) of the Code. See the discussion above under the section entitled “— Application of Section 367(b) of the Code to the Domestication.”

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As described below, the proposed Treasury Regulations under Section 1291(f) of the Code (if finalized in their current form) should not apply to an Electing Shareholder with respect to its Ordinary Shares for which a timely QEF election (or a QEF election along with a purging election), or a mark-to-market election is made. An Electing Shareholder may, however, be subject to the rules discussed above under the section entitled “— Application of Section 367(b) of the Code to the Domestication.” In addition, it is unclear whether Section 1291(f) of the Code applies in the absence of final regulations, and a U.S. Holder may be able to take the position that Section 1291(f) of the Code does not apply in the absence of final regulations. U.S. Holders are urged to consult their tax advisors as to the application of Section 1291(f) to the Domestication in their particular circumstances.
A U.S. Holder will avoid the PFIC tax consequences described above in respect of Ordinary Shares upon the Domestication if it made a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of GDHL’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, for GDHL’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Ordinary Shares.
For a U.S. Holder that made a timely and valid QEF election in a taxable year after GDHL’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Ordinary Shares, the potential adverse tax consequences described above, adjusted to take into account the current income inclusions resulting from the QEF election, would continue to apply, unless the U.S. Holder makes a purging election under the PFIC rules. Under the purging election, the U.S. Holder will be deemed to have sold such Ordinary Shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the Ordinary Shares for purposes of the PFIC rules. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances.
The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election (and a purging election, if applicable) by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.
In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC annual information statement from GDHL. A PFIC annual information statement for 2020 for GDHL is available on GDHL’s website at https://assets.ctfassets.net/rbgwch8v5pod/3DDBas1tE7rrm0Okyo3KeD/457129bba3e1f30749e8d8d742d989c5/GDHL PFIC Notice Annual Information Statement FAQs TY 2020 Final.pdf, and GDHL intends to similarly provide its shareholders with a PFIC annual information statement for the current taxable year through the date of the Domestication.
If Ordinary Shares constitute “marketable stock,” a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder, at the close of the first taxable year in which it holds (or is deemed to hold) Ordinary Shares, made a mark-to-market election with respect to such stock for such taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Ordinary Shares at the end of such year over its adjusted basis in its Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of the adjusted basis of its Ordinary Shares over the fair market value of its Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Ordinary Shares will be treated as ordinary income.
The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC or on a foreign exchange or market

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that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to Ordinary Shares under their particular circumstances.
The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of Ordinary Shares should consult their own tax advisors concerning the application of the PFIC rules to Ordinary Shares under their particular circumstances.
U.S. Tax Consequences of the Reorganization Merger
Davis Polk has delivered an opinion to GDHL to the effect that, under the U.S. federal income tax laws in effect as of the date of such opinion, (i) the Reorganization Merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) the exchange by a U.S. Holder of GDH Delaware Class A Common Stock for Pubco Class A Common Stock pursuant to the Reorganization Merger, taken together with certain related transactions, should qualify as an exchange governed by Section 351(a) of the Code (the “Reorganization Merger Tax Opinion”). The obligation of GDHL to complete the Reorganization Merger, however, is not conditioned upon the receipt, as of the closing of such transaction, by GDHL of a tax opinion from its counsel or any other counsel on the qualification of the Reorganization Merger as a “reorganization” or of such exchange as an exchange governed by Section 351(a) of the Code. The Reorganization Merger Tax Opinion is based on customary assumptions and representations, warranties and covenants of GDHL and certain other parties, including representations as to facts that cannot be known until the closing of the Reorganization Merger and certain related transactions. If any of these assumptions, representations, warranties or covenants is or becomes incorrect, incomplete or inaccurate, or is violated, or if there is a change in U.S. federal income tax law after the date hereof, the validity of the Reorganization Merger Tax Opinion may be adversely affected and the U.S. federal income tax consequences of the Reorganization Merger could differ materially from those described below. In particular, with respect to its conclusions as to the qualification under Section 351(a) of the Code of the Reorganization Merger and certain related transactions, the Reorganization Merger Tax Opinion is based on a representation from GDHL that Pubco will not be an “investment company” within the meaning of Section 351 of the Code immediately after the consummation of the Reorganization Merger and certain related transactions. Pubco’s status as an investment company for these purposes will depend on the relative values of assets held directly and indirectly by it at that time, some of which, including digital assets such as Bitcoin, are subject to significant price volatility. Therefore, there can be no assurance that, notwithstanding the delivery by counsel of the Reorganization Merger Tax Opinion as of the date hereof, that the Reorganization Merger will, based on the facts and circumstances as of the consummation of the Reorganization Merger, in fact qualify as a “reorganization” or as an exchange governed by Section 351(a) of the Code, based on the facts as of the closing of the Reorganization Merger and certain related transactions.
An opinion of counsel represents counsel’s legal judgment but is not binding on the IRS or any court, and GDHL will not request a ruling from the IRS with respect to the tax treatment of the Reorganization Merger. As a result, no assurance can be given that the IRS will not successfully challenge the treatment of the Reorganization Merger as a “reorganization” within the meaning of Section 368(a) of the Code or the treatment of the exchange by a U.S. Holder of GDH Delaware Class A Common Stock for Pubco Class A Common Stock as an exchange governed by Section 351(a) of the Code. If the IRS were to successfully challenge the status of the Reorganization Merger as a Section 351(a) exchange or a reorganization under Section 368(a) of the Code, the tax consequences would differ from those set forth in this proxy statement/Management Circular, and U.S. Holders of GDH Delaware Class A Common Stock could be subject to U.S. federal income tax upon the receipt of Pubco Class A Common Stock in the Reorganization Merger.The remainder of this disclosure assumes that the Reorganization Merger will qualify as a reorganization described in Section 368(a) of the Code and an exchange governed by Section 351(a) of the Code.
A U.S. Holder that holds only shares of GDH Delaware Class A Common Stock will generally not recognize gain or loss as a result of its exchange of GDH Delaware Class A Common Stock for Pubco Class A Common Stock pursuant to the Reorganization Merger. A U.S. Holder’s aggregate tax basis in Pubco Class A Common Stock received pursuant to the Reorganization Merger will equal the U.S. Holder’s

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aggregate tax basis in the GDH Delaware Class A Common Stock exchanged therefor. A U.S. Holder’s holding period in Pubco Class A Common Stock received pursuant to the Reorganization Merger will include the holding period for its shares of GDH Delaware Class A Common Stock surrendered in exchange therefor. U.S. Holders who hold shares of GDH Delaware Class A Common Stock with differing bases or holding periods should consult their tax advisors with regard to identifying the bases or holding periods of the particular shares of Pubco Class A Common Stock received in the Reorganization Merger.
Determining the actual tax consequences of the Reorganization Merger to you may be complex and will depend on your specific situation and on factors that are not within our control. You should consult your tax advisors with respect to the application of U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction.
U.S. Tax Consequences to U.S. and Non-U.S. Holders of Owning Pubco Class A Common Stock
In the opinion of Davis Polk, the tax consequences set forth in the following discussion are the material U.S. federal income and estate tax consequences of the ownership and disposition of Pubco Class A Common Stock by “U.S. Holders” and “Non-U.S. Holders”. This discussion applies only to beneficial owners that hold their Pubco Class A common stock as capital assets for U.S. federal income tax purposes (generally, property held for investment).
This discussion does not consider all aspects of U.S. federal income taxation that may be relevant to a particular beneficial owner in light of such beneficial owner’s circumstances or status, including the U.S. federal income tax consequences to:
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financial institutions or financial services entities;

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broker-dealers;

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taxpayers that are subject to the mark-to-market tax accounting rules;

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tax-exempt entities;

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governments or agencies or instrumentalities thereof;

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insurance companies;

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regulated investment companies;

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real estate investment trusts;

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expatriates or former long-term residents of the United States;

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“controlled foreign corporations,” PFICs, and corporations that accumulate earnings to avoid U.S. federal income tax;

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persons that acquired Pubco Class A Common Stock as compensation;

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persons that hold Pubco Class A Common Stock as part of a straddle, constructive sale, hedge, conversion or other integrated or similar transaction; or

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U.S. Holders whose functional currency is not the U.S. dollar.

The term “U.S. Holder” has the same meaning ascribed to it as under “Material U.S. Tax Consequences of the Domestication and Reorganization Merger to Shareholders.” A “Non-U.S. Holder” is a beneficial owner of a share of Pubco Class A Common Stock that is, for U.S. federal income tax purposes:
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a non-resident alien individual, other than a former citizen or resident of the United States subject to U.S. tax as an expatriate,

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a foreign corporation, or

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a foreign estate or trust,

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but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of distribution or disposition. If you are such an individual, you are urged to consult your tax advisor regarding the U.S. federal income tax consequences of owning shares of Pubco Class A Common Stock.
If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes) owns Pubco Class A Common Stock, the tax treatment of a partner or beneficial owner of the entity may depend upon the status of the owner, the activities of the entity and certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in partnerships or other pass-through entities that own Pubco Class A Common Stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.
This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this Management Circular may affect the tax consequences described herein (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to U.S. Holders and Non-U.S. Holders in light of their particular circumstances, does not discuss alternative minimum tax and Medicare contribution tax consequences and does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of Pubco Class A Common Stock, including the consequences under the laws of any state, local or non-U.S. jurisdiction.
U.S. Holders
Dividends on Pubco Class A Common Stock
As discussed above, Pubco does not currently expect to make distributions on its common stock following the Reorganization Merger. In the event that Pubco makes a distribution of cash or other property in respect of its Class A Common Stock (other than certain pro rata distributions of our stock), a U.S. Holder generally will be required to include in gross income as dividends the amount of any cash distribution paid on Pubco Class A Common Stock to the extent the distribution is paid out of Pubco’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will be taxable to a corporate U.S. Holder at regular rates but will be eligible (subject to applicable requirements and limitations) for the dividends-received deduction. Distributions in excess of current and accumulated earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its stock (but not below zero) and, to the extent in excess of basis, will be treated as gain from the sale or exchange of such stock as described below under “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Pubco Class A Common Stock.” With respect to non-corporate U.S. Holders, under tax laws currently in effect, dividends generally will be taxed at the lower applicable long-term capital gains rate (see “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Pubco Class A Common Stock” below), subject to applicable requirements and limitations.
Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Pubco Class A Common Stock
A U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of Pubco Class A Common Stock. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for Pubco Class A Common Stock so disposed of exceeds one year at the time of disposition. Long-term capital gains recognized by noncorporate U.S. Holders are generally subject to tax at preferential rates under current law. The deductibility of capital losses is subject to limitations.
The amount of gain or loss recognized on a sale or other taxable disposition generally will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its Pubco Class A Common Stock so disposed of.

Confidential Treatment Requested by Galaxy Digital Inc.
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Non-U.S. Holders
Dividends
As discussed above, Pubco does not currently expect to make distributions on its Common Stock following the Reorganization Merger. In the event that Pubco makes a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of its Class A Common Stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid out of its current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any portion of a distribution that exceeds Pubco’s current and accumulated earnings and profits generally will be treated first as a tax-free return of capital that reduces the adjusted tax basis of a Non-U.S. Holder’s Pubco Class A Common Stock, and to the extent the amount of the distribution exceeds a Non-U.S. Holder’s adjusted tax basis in its Pubco Class A Common Stock, the excess will be treated as gain from the disposition of Pubco Class A Common Stock (the tax treatment of which is discussed below under “— Gain on Disposition of Pubco Class A Common Stock”).
Dividends paid to a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or a reduced rate specified by an applicable income tax treaty, subject to the discussion of FATCA (as defined below) withholding taxes below. In order to obtain a reduced rate of withholding under an applicable income tax treaty, a Non-U.S. Holder generally will be required to provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or acceptable substitute form), as applicable, certifying its entitlement to benefits under the treaty.
Dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States) will not be subject to U.S. federal withholding tax if the Non-U.S. Holder provides a properly executed IRS Form W-8ECI. Instead, the effectively connected dividend income will generally be subject to regular U.S. income tax as if the Non-U.S. Holder were a U.S. person as defined under the Code. A Non-U.S. Holder that is a treated as a corporation for U.S. federal income tax purposes receiving effectively connected dividend income may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits (subject to certain adjustments).
A Non-U.S. Holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Gain on Disposition of Pubco Class A Common Stock
Subject to the discussions of backup withholding and FATCA below, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of Pubco Class A Common Stock unless:
•
the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States), in which case the gain will be subject to U.S. federal income tax generally in the same manner as effectively connected dividend income as described above;

•
the Non-U.S. Holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the gain (net of certain U.S.-source losses) generally will be subject to U.S. federal income tax at a rate of 30% (or a lower treaty rate); or

•
Pubco is or has been a “United States real property holding corporation” (as described below) at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter and (i) the Pubco Class A Common Stock ceases to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs or (ii) the Non-U.S. Holder has owned or is deemed to have owned, at any time

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter, more than 5% of the Pubco Class A Common Stock.
Pubco will be a United States real property holding corporation at any time that the fair market value of its “United States real property interests,” as defined in the Code and applicable Treasury Regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and other assets used or held for use in a trade or business (all as determined for the U.S. federal income tax purposes). Pubco believes that it is not, and does not anticipate becoming in the foreseeable future, a United States real property holding corporation.
Information Reporting and Backup Withholding
Distributions paid to a Non-U.S. Holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.
A Non-U.S. Holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption.
Information reporting and, depending on the circumstances, backup withholdings will apply to the proceeds of a sale or other disposition of Pubco Class A Common Stock made within the U.S. or conducted through certain U.S.-related financial intermediaries, unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person in order to avoid additional information reporting and backup withholding. The certification procedures required to claim a reduced rate of withholding under a treaty will generally satisfy the certification requirements necessary to avoid backup withholding as well.
Backup withholding is not an additional tax and the amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS in a timely manner.
FATCA
Under Sections 1471 through 1474 of the Code (commonly referred to as “FATCA”), payments of dividends on and the gross proceeds of dispositions of common stock of a U.S. issuer paid to (i) a “foreign financial institution” (as specifically defined in the Code) or (ii) a “non-financial foreign entity” (as specifically defined in the Code) will be subject to a withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30%, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption from these rules applies. Under proposed U.S. Treasury Regulations promulgated by the Treasury Department, which state that taxpayers may rely on the proposed Treasury Regulations until final Treasury Regulations are issued, this withholding tax will not apply to the gross proceeds from the sale or disposition of common stock. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under
“— Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Non-U.S. Holders should consult their tax advisors regarding the possible implications of this withholding tax on their investment in Pubco Class A Common Stock.
Federal Estate Tax
Individual Non-U.S. Holders (as specifically defined for U.S. federal estate tax purposes) and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that the Pubco Class A Common Stock will be treated as U.S. situs property subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
CERTAIN CAYMAN ISLANDS INCOME TAX CONSEQUENCES
The following is a discussion on certain Cayman Islands income tax consequences of an investment in the securities of the Company. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.
Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporate tax. The Cayman Islands currently has no income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. Consequently there will be no Cayman Islands taxes payable in respect of the registration by way of continuation of the Company as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
RISK FACTORS
The following risk factors should be carefully considered by Shareholders in evaluating whether to approve the Reorganization. These risk factors should be considered in conjunction with the other information contained in or incorporated by reference into this Management Circular including, without limitation, the risks and potential issues disclosed under “The Reorganization”, “Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations” and “Certain Cayman Islands Income Tax Considerations”. Whether or not the Reorganization is completed, GDHL will continue to face many of the risks that it currently faces with respect to its business and affairs which are disclosed in the Company’s filings on its profile on SEDAR at www.sedar.com, including its annual information form for the year ended December 31, 2020.
The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies. If financial accounting standards undergo significant changes, our operating results could be adversely affected.
The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board, or the FASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. Recent actions and public comments from the FASB and the SEC have focused on the integrity of financial reporting and internal controls. In addition, many companies’ accounting policies are being subject to heightened scrutiny by regulators and the public. Further, there has been limited precedents for the financial accounting of digital assets and related valuation and revenue recognition, and no official guidance has been provided by the FASB or the SEC. As such, there remains significant uncertainty on how companies can account for digital assets transactions, digital assets, and related revenue. Uncertainties in or changes to in regulatory or financial accounting standards could result in the need to changing our accounting methods and restate our financial statements and impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and more generally impact our business, operating results, and financial condition.
Changes in, or the development of guidance relating to, accounting standards governing the preparation of our financial statements and future events could have a material impact on our reported financial condition, results of operations, cash flows and other financial data.
Historically, we have prepared our financial statements in conformity with IFRS, however, following the Reorganization, we will no longer be subject IFRS requirements and will prepare our financial statements in conformity with U.S. GAAP. The applicable accounting policies and methods are fundamental to how we record and report our financial condition and results of operations, and therefore, any difference between IFRS and U.S. GAAP reporting may significantly impact investors’ ability to compare and analyze our financial and operating results from period to period and make informed estimates of our financial performance in the future. Moreover, preparation of financial statements in conformity with U.S. GAAP requires management to make estimates based upon assumptions about future economic and market conditions which affect reported amounts and related disclosures in our financial statements. If subsequent events occur that are materially different than the assumptions and estimates we used, our reported financial condition, results of operation and cash flows may be materially negatively impacted.
Following the Reorganization, we also anticipate supplementing our U.S. GAAP financial statements from time to time with certain non-GAAP measures, particularly with regards to the value of our digital assets. For example, U.S. GAAP may require us to mark to market our digital asset holdings. The accounting for, and audit standards relating to, digital assets remain subject to further guidance, and as such, we believe the use of non-GAAP measures may enable us to better represent the value of our digital assets to our investors and enable our investors to better compare us to our competitors. However, such non-GAAP measures are not a replacement for our GAAP results, and are important to additional risks and uncertainties. To the extent that such guidance imposes obligations on audit firms that they are not able to meet with respect to the review of digital assets, we could have difficulty in obtaining an audit opinion, filing audited financial statements in a timely manner or obtaining an unqualified opinion.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Further, from time to time, regulators change the financial accounting and reporting standards governing the preparation of our financial statements or the interpretation of those standards. These changes are difficult to predict and can materially impact how we record and report our financial condition, results of operations, cash flows and other financial data. In some cases, we may be required to apply a new or revised standard retroactively or to apply an existing standard differently, also retroactively, in each case potentially resulting in the restatement of prior period financial statements and related disclosures.
Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.
We are not currently required to comply with SEC rules that implement Section 404 of the Sarbanes- Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose until we file our annual report on Form 10-K for the fiscal year ended December 31, 2022, and our independent registered public accounting firm will not be required to issue an attestation report on the effectiveness of our internal control over financial reporting until we file our annual report on Form 10-K for the fiscal year ended December 31, 2023. We expect to incur significant expenses and devote substantial management effort towards ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.
When evaluating our internal controls over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting, and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flows.
We will face new challenges, increased costs and administrative responsibilities as a result of Domestication, and management will devote substantial time to related compliance initiatives.
We incur significant levels of legal, accounting and other expenses in respect of its status as a publicly listed company in Canada. Canadian Securities Law, together with the listing requirements of the TSX impose significant requirements relating to disclosure controls and procedures and internal control over financial reporting. Upon consummation of the Reorganization, our Class A Common Stock will be registered under the Exchange Act, and we will be required to comply with, and incur costs associated with such compliance with, the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, as well as rules and regulations implemented by the SEC. In addition, to the extent we are successful in listing our Class A Common Stock on Nasdaq we will also need to comply with its rules and regulations. The expenses incurred by U.S. public companies generally for reporting and corporate governance purposes have been increasing. We expect that compliance with these rules and regulations will increase our legal and financial compliance costs, require us to hire additional personnel, and will make some activities more time consuming and costly. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements, diverting the attention of management away from revenue-producing activities. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as our executive officers.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
As a result of becoming subject to increased regulation upon consummation of the Reorganization, we will need to:
•
institute a more comprehensive compliance framework;

•
update, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of Sarbanes-Oxley and the related rules and regulations of the SEC, as and when such requirements, rules and regulations become applicable to us;

•
prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•
revise our existing internal policies, such as those relating to disclosure controls and procedures and insider trading;

•
comply with SEC rules and guidelines requiring registrants to provide their financial statements in interactive data format using XBRL;

•
involve and retain to a greater degree outside counsel and accountants in the above activities; and

•
enhance our investor relations function.

In addition, as a company in the digital assets industry, we may experience higher-than-anticipated operating expenses as well as higher independent auditor and consulting fees and may need to hire additional qualified personnel to continue to satisfy these public-company requirements. We are required to expend considerable time and resources with respect to our compliance with public company regulations and, following the consummation of the Reorganization, this will be exacerbated and we will incur even greater expenses. If we are unable to satisfy our obligations as a public company, we could be subject to de-listing of our Class A Common Stock on any stock exchange on which it is then listed, fines, sanctions or other detrimental regulatory actions.
Our management team has limited experience managing a U.S. public company.
Our management team has limited experience managing a U.S. publicly traded company, interacting with U.S. public company investors, and complying with the increasingly complex laws pertaining to U.S. public companies. Our management team may not successfully or efficiently manage our transition to being a U.S. public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. For at least a period of time following the consummation of the Reorganization, and immediately following our intended listing on the Nasdaq we will remain listed on the TSX, and we expect to continue to be subject to certain Canadian Securities Laws requiring us to file reports and other information on SEDAR for the foreseeable future, and will therefore be subject to multiple, additional, and at times, competing, governance and reporting obligations. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, operating results, and financial condition.
The Domestication will subject us to additional costs and expose us to additional risks, and any anticipated benefits may not be realized.
The Domestication will result in additional direct costs. We will incur attorneys’ fees, accountants’ fees, filing fees, mailing expenses and financial printing expenses in connection with the Domestication. The Domestication will also temporarily divert the attention of our management and employees from the day-to-day management of the business to a limited extent.
Following the Domestication, we will be domiciled in the state of Delaware. Historically, U.S. governed companies have been exposed to a greater risk of class action stockholder litigation as compared to Cayman governed companies.
We may not realize the benefits we expect from the Domestication. If we do not, we will have expended considerable resources and management efforts in completing the Domestication without benefiting our

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
company or our stockholders. Such expenditure of time and resources would adversely affect our business, operating results, and financial condition if the anticipated benefits are not achieved.
The Reorganization is subject to certain conditions precedent and required approvals, some of which are outside our control. If the Reorganization is not completed, there may be adverse effects on the market price of the Class A Common Stock. Any fees and costs incurred in connection with the Reorganization will not be recovered.
The completion of the Reorganization is subject to a number of conditions precedent, some of which are outside our control, including receipt of the required shareholder approval and regulatory approvals from Canadian securities regulators and the TSX. There can be no certainty, nor can we provide any assurance, that all conditions precedent to the Reorganization will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived. If the Reorganization is not completed, the market price of the Ordinary Shares may be materially adversely affected. GDHL’s business, financial condition or results of operations or prospects, could also be subject to various material adverse consequences. Also, GDHL will not recover the fees, costs and expenses it has incurred in connection with the Reorganization. Such fees, costs and expenses include, without limitation, legal fees, accounting fees, financial advisor fees, valuation fees, depositary fees and printing and mailing costs, which will be payable whether or not the Reorganization is completed.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
ADDITIONAL INFORMATION
Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information relating to the Company is provided in the Company’s comparative financial statements and management’s discussion and analysis for its financial year ended December 31, 2020 which are available on SEDAR and may also be obtained by sending a written request to the Corporate Secretary of the Company at the Company’s head office located at 300 Vesey Street, 13th Floor, New York City, New York 10282, United States.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
APPENDIX “1”
THE RESOLUTIONS
RESOLVED, as a special resolution that:
1.   The authorised share capital of Galaxy Digital Holdings Ltd. (the “Company”) be amended from CAD$2,000,000 divided into 2,000,000,000 Ordinary Shares of CAD$0.001 par value each to CAD$[•] divided into 2,000,000,000 Class A ordinary shares of CAD$0.001 and [•] Class B ordinary shares of CAD$0.001 by [•].
2.   The Memorandum and Articles of Association of the Company be amended and restated to by the deletion in their entirety and the substitution in their place of the Memorandum and Articles of Association of the Company substantially in the form attached to the Management Circular (the “Revised Memorandum and Articles”).
3.   The Company be deregistered in the Cayman Islands pursuant to Article 44 of the Memorandum and Articles of Association of the Company and be registered by way of continuation as a corporation in the State of Delaware.
4.   The Revised Memorandum and Articles currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the proposed new certificate of incorporation and proposed new bylaws of the Company (following its domestication), substantially in the form attached to the Information Circular.
RESOLVED, that the Company, following the steps set out above, issue up to [•] shares of Class B Common Stock as described in the management information circular.
RESOLVED, as an ordinary resolution, that the adjournment of the special meeting of shareholders, which shall constitute an extraordinary general meeting for purposes of GDHL’s memorandum and articles of association (the “Meeting”) of Galaxy Digital Holdings Ltd. to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that it is determined by the Company that more time is necessary or appropriate to approve one or more resolutions at the Meeting be approved and adopted in all respects.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
APPENDIX “2”
COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS
GDHL is an exempted company incorporated under the Cayman Islands Companies Act. The Cayman Islands Companies Act and GDHL’s existing organizational documents govern the rights of Shareholders. The Cayman Islands Companies Act differs in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the Existing Organizational Documents will differ in certain material respects from the Proposed Organizational Documents of GDH Delaware, following the Reorganization, and Pubco, the ultimate successor entity to GDHL following the Reorganization and Reorganization Merger. As a result, when you become a stockholder of Pubco, your rights will differ in some regards as compared to when you were a Shareholder of GDHL before the Reorganization.
Below is a summary chart outlining important similarities and differences in the corporate governance and shareholder rights associated with each of Pubco and GDHL according to applicable law and/or the organizational documents of Pubco and GDHL. You also should review the proposed organizational documents of Pubco attached hereto as Annex “B” and Annex “C” to this Management Circular, as well as the DGCL and corporate laws of the Cayman Islands, including the Cayman Islands Companies Act, to understand how these laws apply to Pubco to GDHL.
	Cayman Islands	Delaware
Stockholder/Shareholder Approval of Business Combinations	Mergers require a special resolution (i.e., 66 2∕3% in value of shareholders in attendance and voting at a shareholders’ meeting), and any other authorization as may be specified in the relevant memorandum and articles of association. Parties holding certain security interests in the constituent companies must also consent.
Mergers generally require approval of a majority of all outstanding shares.
Certain business combinations involving “interested stockholders” (i.e., holders of 15% or more of voting shares) are prohibited within first three years of such person becoming an interested stockholder, unless certain conditions are met (including either (x) obtaining prior board approval or (y) if prior board approval was not obtained, then following the combination, obtaining board approval and the affirmative vote of at least 66 2∕3% of voting power of disinterested stockholders).

	All mergers (other than parent/subsidiary mergers) require shareholder approval—no exception for smaller mergers.	Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval.
	Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder.	Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.
	A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 50%+1 in number and 75% in value of shareholders in attendance and voting at a shareholders’ meeting.	N/A

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
	Cayman Islands	Delaware
Stockholder/Shareholder Votes for Routine Matters	Under the Cayman Islands Companies Act, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of the shareholders as being entitled to do so).	Generally, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.
	Certain specified amendments to the constitutional documents of a company require a special resolution to be passed (see threshold above).	Certain specified amendments to the Proposed Organizational Documents require an affirmative vote of at least 66 2∕3% of the total voting power of the outstanding shares.
Regulatory Restrictions on Transfers	N/A	In order to comply with applicable money transmitter laws in the United States, the Proposed Organizational Documents provide that Pubco board may take certain actions including (i) preventing the transfer of capital stock, (ii) redeeming capital stock at par or (iii) restricting the exercise of rights with respect to capital stock, in certain circumstances in which a stockholder would potentially hold more than 9.9% of the total issued and outstanding shares of Pubco on a fully diluted basis.
Appraisal Rights	Minority shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.	Generally, a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger.
Inspection of Books and Records	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company (but do have a right to know who the directors of a company are and to receive a copy of the memorandum and articles of association of the company).	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.
Stockholder/Shareholder Lawsuits	In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.	A stockholder may bring a derivative suit subject to procedural requirements.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
	Cayman Islands	Delaware
Fiduciary Duties of Directors	A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole. In addition to fiduciary duties, directors owe a duty of care, diligence and skill. Such duties are owed to the company but may also be owed directly be owed direct to creditors or shareholders in certain limited circumstances.
Directors must exercise a duty of care and duty of loyalty and good faith to a corporation and its stockholders.
Pubco’s Proposed Organizational Documents waive any corporate opportunity doctrine and similar claims against any non-employee directors (other than to the extent any corporate opportunity is offered to a non-employee director in his or her capacity as a director).

Indemnification of Directors and Officers	A Cayman Islands company generally may indemnify its directors or officers except with regard to actual fraud or willful default.
A corporation is generally permitted to indemnify its director and officers.
Pubco’s Proposed Bylaws provide for indemnification of executive officers and directors acting in good faith. Pubco may also enter into a contractual indemnification agreement with each of its directors at the time of the Nasdaq listing, if successful.

Limited Liability of Directors	Liability of directors may be limited, except with regard to their actual fraud or willful default.
Liability of directors may be limited or eliminated, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends or improper personal benefit.
Pubco’s Proposed Organizational Documents limit or eliminate the liability of a director to Pubco or its stockholders to the extent permitted under Delaware law.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
APPENDIX “3”
CHANGE OF AUDITOR REPORTING PACKAGE
Please see attached.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
For questions or more information with respect to the Special Meeting of shareholders of Galaxy Digital Holdings Ltd., please contact our proxy solicitation agent:
Toll Free North America: 1 (800) 835-0437
Call Direct: 1.416.682.3825
(Call collect outside of Canada and the United States)
Email: inquiries@dfking.com

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. We may not distribute or issue the securities being registered pursuant to this registration statement until the registration statement (of which this preliminary Consent Solicitation Statement/Prospectus is a part), as filed with the Securities and Exchange Commission, is effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This preliminary Consent Solicitation Statement/Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.
Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
ANNEX CSS—ALTERNATE PAGES FOR CONSENT SOLICITATION STATEMENT/PROSPECTUS
COVER PAGE
PRELIMINARY CONSENT SOLICITATION STATEMENT/PROSPECTUS
SUBJECT TO COMPLETION, DATED [•], 2022
CONSENT SOLICITATION STATEMENT OF BITGO HOLDINGS, INC.
AND PROSPECTUS OF GALAXY DIGITAL INC.

To the Stockholders of BitGo Holdings, Inc.:
As you may be aware, on May 5, 2021, BitGo Holdings, Inc. (“BitGo”) entered into an Agreement and Plan of Merger with Galaxy Digital Holdings Ltd. (“GDHL”), Galaxy Digital Holdings LP (“GDH LP”), Galaxy Digital Inc. (formerly known as Galaxy Digital Pubco Inc.) (“Pubco”), GDH Titan Merger Sub 1, Inc. (“Reorganization Merger Sub”), GDH Titan Merger Sub 2, Inc. (“Merger Sub 2”) and Fortis Advisors LLC in its capacity as the representative of the equityholders thereunder (the “Merger Agreement”), pursuant to which, among other transactions, BitGo will become a wholly-owned indirect subsidiary of Pubco, which will be a successor entity to GDHL following GDHL’s (i) deregistration under the Cayman Islands Companies Act (As Revised) and domestication under Section 388 of the Delaware General Corporation Law, pursuant to which the jurisdiction of incorporation of GDHL will be transferred by way of continuation from the Cayman Islands to the State of Delaware (the “Domestication” and GDHL following the Domestication, “GDH Delaware”), (ii) consummation certain related corporate reorganization transactions, including the amendment, prior to the Domestication, of GDHL’s existing share capital and memorandum and articles of association to authorize and provide for the issuance and terms of [•] Class B ordinary shares of GDHL, and (iii) merge with Reorganization Merger Sub, in which Reorganization Merger Sub will merge with and into GDH Delaware, with GDH Delaware continuing as the surviving corporation and a direct wholly-owned subsidiary of Pubco (the “Reorganization Merger”), with Pubco succeeding GDHL as the publicly traded company in which existing holders of GDHL ordinary shares will own their equity interests. Pursuant to the Merger Agreement, and subject to the terms and conditions set forth therein, including the approval of BitGo stockholders, Merger Sub 2 will merge with and into BitGo, with BitGo continuing as the surviving corporation and an indirect wholly-owned subsidiary of GDH LP and a consolidated subsidiary of Pubco, and, in such merger, BitGo stockholders will receive cash and shares of Class A common stock of Pubco in exchange for their shares of stock of BitGo (the “Second Merger” and, together with the Reorganization Merger, the “Mergers”), in each case, as further described in the accompanying Consent Solicitation Statement/Prospectus.
The aggregate consideration to BitGo stockholders will consist of 33.8 million shares of Class A common stock of Pubco and $265 million in cash, subject to certain adjustments and deferred purchase price considerations, implying an aggregate transaction value of approximately $1.2 billion based on GDHL’s closing share price of $[•] per share on May 4, 2021, the day prior to the date of the Merger Agreement (after converting such share price into U.S. dollars at an exchange rate of [•] CAD to USD as of [•], 2021), and $[•] based on GDHL’s closing share price of $[•] on [•] (after converting such share price into U.S. dollars at an exchange rate of [•] CAD to USD as of [•], 2022). Pubco will use its and its subsidiaries’ consolidated balance sheet to fund the cash consideration to BitGo stockholders. Additionally, the number of shares of its Class A common stock that Pubco will issue to BitGo stockholders as consideration in the Second Merger may be adjusted upward to account for proceeds to BitGo from certain digital assets that are to be liquidated prior to the closing of the Second Merger in accordance with the Merger Agreement. Because GDHL’s and, after the effectiveness of the Reorganization Merger, Pubco’s, share price will fluctuate between now and the closing of the Second Merger, and because the consideration to be received by BitGo stockholders will not be adjusted to reflect changes in GDHL’s and, after the effectiveness of the Reorganization Merger, Pubco’s, share price, BitGo stockholders cannot be sure of the value of the shares of Pubco Class A common stock they will receive in the transaction and the value of the shares of Pubco Class A common stock received by BitGo stockholders in the transaction may differ from the implied value based on GDHL’s closing share price on May 4, 2021, the day prior to the date of the Merger Agreement or on GDHL’s closing share price on the date the accompanying Consent Solicitation Statement/Prospectus is first distributed to BitGo stockholders. Upon the closing of the Mergers and the other transactions contemplated by the Merger Agreement, BitGo stockholders are expected to collectively own approximately [•]% of the total outstanding voting securities of Pubco.
GDHL’s ordinary shares are currently traded on the Toronto Stock Exchange (the “TSX”) under the symbol “GLXY.” On [•], 2022, the most recent practicable date prior to the distribution of the accompanying Consent Solicitation Statement/Prospectus to BitGo stockholders, the last reported sale price of GDHL’s ordinary shares on the TSX was $[•] (after converting such sale price into U.S. dollars at an exchange rate of [•] CAD to USD as of [•], 2022).

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Upon the closing of the Mergers and the other transactions contemplated by the Merger Agreement, Michael A. Belshe, BitGo’s Chief Executive Officer, is expected to become Deputy Chief Executive Officer of Pubco and its subsidiaries and will become a member of Pubco’s board of directors. Pubco and its subsidiaries are also expected to retain substantially all current BitGo employees and to be party to employment agreements with key members of BitGo’s management team.
After careful consideration, BitGo’s board of directors has considered the Second Merger and the other transactions contemplated by the Merger Agreement and has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of BitGo and BitGo’s stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, (iii) directed that the approval of the Merger Agreement and the transactions contemplated thereby be submitted for approval and adoption by BitGo’s stockholders and (iv) recommended the approval and adoption of the Merger Agreement and the transactions contemplated thereby by BitGo’s stockholders. However, the adoption of the Merger Agreement and the transactions contemplated thereby requires the affirmative vote or consent of (i) the holders of at least a majority of the issued and outstanding shares of BitGo common and preferred stock (voting on an as-converted-to-BitGo Class A common stock basis with respect to any shares of BitGo preferred stock) entitled to vote thereon, (ii) the holders of at least a majority of the outstanding shares of BitGo common stock (voting on an as-converted-to-BitGo Class A common stock basis with respect to any shares of BitGo Class F common stock) entitled to vote thereon and (iii) the holders of at least a majority of the outstanding shares of BitGo preferred stock (voting on an as-converted-to-BitGo Class A common stock basis with respect to any shares of BitGo preferred stock) entitled to vote thereon (such vote or consent, the “BitGo stockholder Approval”).
The BitGo stockholder Approval is required for the Second Merger to close, and you are being sent this document to ask you to approve the adoption of the Merger Agreement by executing and returning the written consent furnished with the accompanying Consent Solicitation Statement/Prospectus and that is attached to the accompanying Consent Solicitation Statement/Prospectus as Annex [•] (the “Written Consent”).
The BitGo Board has set [•] as the record date (the “BitGo Record Date”) for determining the BitGo stockholders entitled to execute and return the Written Consent. If you are a BitGo stockholder on the BitGo Record Date, you are urged to complete, date and sign the Written Consent and promptly return it to BitGo. See the section of the accompanying Consent Solicitation Statement/Prospectus entitled “Solicitation of Consent of BitGo Stockholders.”
Subsequently to the execution of the Merger Agreement, certain stockholders of BitGo, each of whom is an executive officer, director, affiliate, founder, family member or holder of 5% or more of BitGo’s voting equity securities and who collectively hold approximately [•]% of BitGo’s outstanding shares as of the BitGo Record Date, entered into a support agreement (the “Support Agreement”) in the form attached to the accompanying Consent Solicitation Statement/Prospectus as Annex [•], pursuant to which such shareholders agreed to, among other things, as promptly as reasonably practicable (and in any event within two business days) after the registration statement of which the accompanying Consent Solicitation Statement/Prospectus forms a part is declared effective by the SEC, to execute and deliver the Written Consent irrevocably adopting the Merger Agreement and approving the Mergers and the other transactions contemplated by the Merger Agreement and the other transaction documents associated with such transactions. The execution and delivery of the Written Consent by all parties to the Support Agreement will constitute the BitGo stockholder Approval.
A summary of the appraisal and dissenters’ rights that may be available to you in connection with the transactions contemplated by the Merger Agreement is described in the section of the accompanying Consent Solicitation Statement/Prospectus entitled “Appraisal and Dissenters’ Rights of BitGo Stockholders.” Please note that if you wish to exercise appraisal or dissenters’ rights in connection with the transactions contemplated by the Merger Agreement you must not sign and return the Written Consent irrevocably adopting the Merger Agreement and approving the Mergers and the other transactions contemplated by the Merger Agreement. However, so long as you do not sign and return the Written Consent at all, it is not necessary to affirmatively vote against or disapprove the adoption of the Merger Agreement. In addition, you must take all other steps necessary to perfect your appraisal or dissenters’ rights.
We urge you to read the accompanying Consent Solicitation Statement/Prospectus carefully. In particular, you should review the matters discussed in the section entitled “Risk Factors” in the accompanying Management Circular/Prospectus.
Neither the Securities Exchange Commission nor any state securities commission or similar authority in Canada has approved or disapproved of the transactions described in the accompanying Consent Solicitation Statement/Prospectus, passed upon the merits or fairness of such transactions contemplated, or passed upon the adequacy or accuracy of the accompanying Consent Solicitation Statement/Prospectus. Any representation to the contrary is a criminal offense.
Please complete, date and sign the Written Consent furnished with the accompanying Consent Solicitation Statement/Prospectus and return it promptly to BitGo by one of the means described in the section entitled “Solicitation of Consent of BitGo Stockholders” in the accompanying Consent Solicitation Statement/Prospectus.
The accompanying Consent Solicitation Statement/Prospectus is dated [•], and is first being mailed to BitGo stockholders on or about [•].
We appreciate your continued interest in our company.
Very truly yours,
/s/ Michael Belshe

Michael A. Belshe
Chief Executive Officer

Annex CSS-2

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
ABOUT THIS PROSPECTUS
This Consent Solicitation Statement/Prospectus (this “prospectus”) forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (referred to as the “SEC”) (File No. [•]) by Galaxy Digital Holdings Ltd. (“GDHL”) and Galaxy Digital Inc.(“Pubco”), and relates to the shares of Pubco Class A common stock to be issued to stockholders of BitGo Holdings, Inc. (“BitGo”) pursuant to the Merger Agreement (as defined and described in this prospectus). This prospectus is also being used to solicit consents from BitGo stockholders in connection with the solicitation of votes of BitGo stockholders to approve the Merger Agreement and the transactions contemplated thereby. None of GDHL, Pubco nor BitGo have authorized anyone to provide you with any information other than the information that is contained in this prospectus. None of GDHL, Pubco nor BitGo take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is dated as of [•], 2022. You should not assume that the information contained in this prospectus is accurate as of any date other than that date. The mailing of this prospectus to BitGo stockholders will not create any implication to the contrary. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this prospectus regarding GDHL, Galaxy Digital Holdings LP (“GDH LP”) and Pubco (such entities collectively, “Galaxy”) has been provided by Galaxy, and information contained in this Prospectus regarding BitGo has been provided by BitGo.
WHERE YOU CAN FIND MORE INFORMATION
Pubco and GDHL have filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) under the Securities Act with respect to the transactions described herein. This prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information about Galaxy and such transactions, Galaxy refers you to the Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete. If a contract or document has been filed as an exhibit to the Registration Statement, Galaxy refers you to the copy of the contract or document that has been filed as an exhibit to the Registration Statement, and each statement about such contract or document being qualified in all respects by such reference.
As a result of the Reorganization and the Reorganization Merger, Pubco will become a U.S. reporting issuer subject to Section 13 or 15(d) of the Exchange Act and will be required to file periodic reports and other information with the SEC. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like Pubco, that file such reports, proxy statements and other information electronically with the SEC. The address of that website is www.sec.gov. Following the consummation of the Reorganization, the Reorganization Merger and the BitGo Acquisition, you can also obtain these documents, free of charge, from Galaxy’s website at www.galaxydigital.io. The information contained on, or that may be accessed through, Galaxy’s website is not incorporated by reference into, and is not a part of, this prospectus, and Pubco’s reports and any other information that Pubco has filed or may in the future file with the SEC are not incorporated by reference into, and do not constitute a part of, this prospectus or the Registration Statement.
In addition, you may obtain copies of the information and any such documents filed as an exhibit to the Registration Statement for no charge by writing or emailing Galaxy at the following address or email address:
Galaxy Digital Inc.
300 Vesey Street
New York, NY 10282
Attention: Investor Relations
Email: investor.relations@galaxydigital.io

Annex CSS-3

Annex A
THE COMPANIES LAW (2018 REVISION)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
MEMORANDUM AND ARTICLES OF ASSOCIATION
OF
GALAXY DIGITAL HOLDINGS LTD.

Annex A-1

THE COMPANIES LAW (2018 REVISION)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
MEMORANDUM OF ASSOCIATION
OF
GALAXY DIGITAL HOLDINGS LTD.
1
The name of the Company is Galaxy Digital Holdings Ltd.

2
The Registered Office of the Company will be at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3
The objects for which the Company is established are unrestricted and the Company will have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4
The liability of each Member is limited to the amount unpaid on such Member’s Shares.

5
The share capital of the Company is CAD$2,000,000 divided into 2,000,000,000 Ordinary Shares of CAD$0.001 par value each.

6
The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7
Capitalised terms that are not defined in this Memorandum of Association bear the respective meanings given to them in the Articles of Association of the Company.

Annex A-2

THE COMPANIES LAW (2018 REVISION)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
ARTICLES OF ASSOCIATION
OF
GALAXY DIGITAL HOLDINGS LTD.
1
Interpretation

1.1
In the Articles, Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

Accredited Investor means an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the United States Securities Act of 1933, as amended.
Articles means these articles of association of the Company.
Auditor means the person for the time being performing the duties of auditor of the Company (if any).
Company means the above-named company.
Directors means the directors for the time being of the Company.
Disqualified Holder means: (a) any U.S. Benefit Plan Investor other than one all of whose holdings of Shares or other securities of the Company were purchased from the Company (or result from conversion or exercise of securities purchased from the Company) after complete and correct disclosure by the U.S. Benefit Plan Investor to the Company with respect to its status as such; (b) any U.S. Subscriber or U.S. Transferee who is not an Accredited Investor and a Qualified Purchaser; and (c) any person, as determined by the Directors, to whom a sale or transfer of Shares, or in relation to whom the holding of Shares: (i) would or could be in breach of the laws or requirements of any jurisdiction or governmental authority or in circumstances (whether directly or indirectly affecting such person, and whether taken alone or in conjunction with other persons, connected or not, or any other circumstances) appearing to the Directors to be relevant; or (ii) might result in the Company’s incurring a liability to taxation or suffering a pecuniary, fiscal, legal, administrative or regulatory disadvantage, including the Company’s being required to register as an “investment company” under the U.S. Investment Company Act, the Company’s no longer being a “foreign private issuer” for purposes of the U.S. Exchange Act, the assets of the Company being deemed to be plan assets of a U.S. Benefit Plan Investor, the Company’s becoming subject to regulation as a depositary institution holding company subsidiary or otherwise subject to banking law or the Company’s otherwise not being in compliance with the U.S. Investment Company Act, ERISA, the U.S. Code or any other provision of U.S. federal or state law or non-U.S. law.
Dividend means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.
Electronic Record has the same meaning as in the Electronic Transactions Law.
Electronic Transactions Law means the Electronic Transactions Law (2003 Revision) of the Cayman Islands.
Eligible Transferee means a person to whom a Required Disposal is permitted to be made.

Annex A-3

ERISA means the U.S. Employee Retirement Income Security Act of 1974.
Independent Director means a Director who is not also an officer or employee of the Company, the Primary Subsidiary or any affiliate of either, and who has not otherwise been determined by the Directors to be non-independent for purposes of any laws applicable to the Company.
IFRS means International Financial Reporting Standards, as adopted by the International Accounting Standards Board and as in effect from time to time.
Member has the same meaning as in the Statute.
Member Resolution means an Ordinary Resolution or a Special Resolution, as applicable.
Memorandum means the memorandum of association of the Company.
Ordinary Resolution means a resolution passed by a simple majority of the voting power, determined in accordance with Section 19.2, of Members who, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution.
Ordinary Share means an ordinary share of CAD$0.001 in the share capital of the Company.
Primary Subsidiary means Galaxy Digital Holdings LP, including any successor-in-interest thereto.
Public Company means a company that:
(i)
is a reporting issuer, as defined in applicable Canadian securities laws, or the equivalent in any jurisdiction in Canada; or

(ii)
has any of its securities traded on or through the facilities of a securities exchange or reported through the facilities of a quotation and trade reporting system.

Qualified Purchaser has the same meaning as in Section 2(a)(51) of the U.S. Investment Company Act and the regulations thereunder.
Register of Members means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.
Registered Office means the registered office for the time being of the Company.
Required Disposal means a transfer or other disposal or disposals of all Disqualifiable Securities, which transfer or other disposal is made to another person who, in the sole and conclusive determination of the Directors, is not a Disqualified Holder and which transfer would not cause any other person to become a Disqualified Holder.
Seal means the common seal of the Company and includes every duplicate seal.
Share and Shares means a share or shares, including Ordinary Shares, of the Company, and includes a fraction of a Share.
Special Resolution has the same meaning as in the Statute, where the voting power of Members for this purpose will be determined in accordance with Section 19.2, and includes a unanimous written resolution.
Statute means the Companies Law (2018 Revision) of the Cayman Islands.
Subscriber means the subscriber to the Memorandum.
Transfer Agent means such company as may from time to time be appointed by the Company to act as registrar and transfer agent of the Shares, together with any sub-transfer agent duly appointed by the Transfer Agent.
Treasury Share means a Share held in the name of the Company as a treasury share in accordance with the Statute.

Annex A-4

U.S. Benefit Plan Investor means: (a) a person that is or uses assets of: (i) an “employee benefit plan” as defined in Section 3(3) of ERISA that is subject to Title I of ERISA; (ii) a “plan” as defined in Section 4975 of the U.S. Code, including an individual retirement account or other arrangement that is subject to Section 4975 of the U.S. Code; or (iii) an entity that is deemed to hold the assets of any of the foregoing types of plans, accounts or arrangements that is subject to Title I of ERISA or Section 4975 of the U.S. Code; or (ii) a governmental, church, non-U.S. or other employee benefit plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Title I of ERISA or Section 4975 of the U.S. Code.
U.S. Code means the U.S. Internal Revenue Code of 1986.
U.S. Exchange Act means the U.S. Securities Exchange Act of 1934.
U.S. Investment Company Act means the U.S. Investment Company Act of 1940.
U.S. Person means a “U.S. person” as defined in Regulation S under the U.S. Securities Act.
U.S. Securities Act means the U.S. Securities Act of 1933.
1.2
In the Articles:

(a)
words importing the singular number include the plural number and vice versa;

(b)
words importing the masculine gender include the feminine gender;

(c)
words importing persons include corporations as well as any other legal or natural person;

(d)
“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)
references to provisions of any law or regulation will be construed as references to those provisions as amended, modified, re-enacted or replaced;

(f)
any phrase introduced by the terms “including,” “include,” “in particular” or any similar expression will be construed as illustrative and will not limit the sense of the words preceding those terms;

(g)
the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” will not be interpreted to be exclusive and the term “and” will not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(h)
headings are inserted for reference only and will be ignored in construing the Articles;

(i)
any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(j)
any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Law;

(k)
sections 8 and 19(3) of the Electronic Transactions Law will not apply;

(l)
the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(m)
the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

Annex A-5

2
Business of the Company

2.1
The business of the Company may be commenced as soon after incorporation of the Company as the Directors see fit.

2.2
The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

2.3
At all times, the Company will not, directly or indirectly, undertake any acquisition or investing activity or operate any business, except in or through the Primary Subsidiary or subsidiaries of the Primary Subsidiary.

3
Issue of Shares

3.1
Subject to the provisions of the Statute and the Articles about the redemption and purchase of the Company’s own Shares, the Directors have general and unconditional authority to allot (with or without confirming rights of renunciation), issue, grant options over or otherwise deal with any unissued Shares of the Company to such persons, at such times and on such terms and conditions as they may decide. No Share may be issued at a discount. The Company’s Shares are non-assessable. A Share will not be issued until the consideration for the Share is fully paid in money or in property or services that are not less in value than the fair equivalent of the money that the Company would have received if the Share had been issued for money.

3.2
The Company will not issue Shares to bearer.

3.3
Terms Applicable to Primary Subsidiary Units.

(a)
The holder of each limited partnership unit of the Primary Subsidiary designated as a “Class B Unit” (a “Primary Sub Class B Unit”) will, pursuant to the terms of and subject to the conditions of the Limited Partnership Agreement of the Primary Subsidiary, as amended from time to time (the “Primary Sub LP Agreement”), and any Exchange Agreement between the Company, the Primary Subsidiary, the general partner of the Primary Subsidiary and each person who from time to time executes an Exchange Agreement or is deemed to be a party thereto (an “Exchange Agreement”), have the right to exchange such Primary Sub Class B Unit for one fully paid and nonassessable Share or, at the option of the Primary Subsidiary, an equivalent amount of cash, in each case, on and subject to the terms and conditions set forth hereunder, in the Primary Sub LP Agreement and in the Exchange Agreement.

(b)
In connection with such exercise of the exchange privilege under the Primary Sub LP Agreement and the Exchange Agreement, the Company will (unless and to the extent that the Primary Subsidiary has elected in accordance with the terms and provisions of the Primary Sub LP Agreement and the Exchange Agreement to pay cash in lieu of Shares) issue to or as directed by the Primary Subsidiary a number of Shares, as requested by the Primary Subsidiary, in exchange for an equal number of limited partnership units of the Primary Subsidiary designated as “Class A Units,” which may be subdivided in accordance with the Primary Sub LP Agreement (the “Primary Sub Class A Units”) issued to the Primary Subsidiary, provided that the aggregate number of Shares issued will not exceed the number of Primary Sub Class B Units surrendered to the Primary Subsidiary by the exchanging partner of the Primary Subsidiary and the number of Primary Sub Class A Units delivered to the Company by the Primary Subsidiary.

(c)
Such number of Shares as may from time to time be required for exchange pursuant to the terms of this Article 3.3 will be reserved for issuance upon exchange of outstanding Primary Sub Class B Units.

3.4
All initial subscribers of Shares or other securities of the Company that are U.S. Persons (“U.S. Subscribers”) must give the Company such notice and certifications as the Directors may require upon the sale or other transfer by the U.S. Subscriber of such Shares or other securities in order to

Annex A-6

give notice to the Company as to whether such Shares or other securities have been sold to or for the account of another U.S. Person (a “U.S. Transferee”). All U.S. Transferees, whether having purchased their Shares or other securities from the U.S. Subscriber or from another U.S. Transferee, must also give the Company such certifications as the Directors may require in order to assure the Company that such U.S. Transferee is an Accredited Investor and a Qualified Purchaser and is not otherwise a Disqualified Holder and must further give the Company such notice and certifications as the Directors may require upon the sale or other transfer by such U.S. Transferee of such Shares or other securities in order to give notice to the Company as to whether such Shares or other securities have been sold to another U.S. Transferee.
4
Register of Members

4.1
The Company will maintain or cause to be maintained the Register of Members in accordance with the Statute.

4.2
The Directors may from time to time appoint a registrar to maintain the Register of Members and a Transfer Agent to maintain the register of transfers, which may be the same person. The Directors may determine that the Company will maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which Register of Members will constitute the principal register and which will constitute the branch register or registers, and to vary such determination from time to time.

5
Closing Register of Members or Fixing Record Date

5.1
For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution or right, or in order to make a determination of Members for any other purpose, the Directors may provide that the Register of Members will be closed for transfers for a stated period which will not in any case exceed 40 days.

5.2
In lieu of, or apart from, closing the Register of Members, the Directors may:

(a)
set a date as the record date for the purpose of determining Members entitled to notice of any general meeting. The record date must not precede the date on which the general meeting is to be held by more than two months or, in the case of a general meeting requisitioned by Members, by more than four months. The record date must not precede the date on which the general meeting is held by fewer than 21 days. If no record date is set, the record date is 5:00 p.m. Toronto time on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the general meeting;

(b)
set a date as the record date for the purpose of determining Members entitled to vote at any general meeting. The record date must not precede the date on which the general meeting is to be held by more than two months or fewer than 21 days or, in the case of a general meeting requisitioned by Members, by more than four months. If no record date is set, the record date is 5:00 p.m. Toronto time on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the general meeting. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination will apply to any adjournment thereof; and

(c)
fix in advance or arrears a date, preceding by not more than 50 days the date for the payment of any Dividend or distribution or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Company, as the record date for the determination of the Members entitled to receive payment for such Dividend or distribution or to exercise the right to subscribe for such securities, and notice of any such record date will be given not less than seven days before such record date in accordance with Article 40.1.

5.3
If no record date is so fixed, the record date for the determination of the Members entitled to receive payment of any Dividend or distribution or to exercise the right to subscribe for securities

Annex A-7

of the Company will be 5:00 p.m. Toronto time on the day on which the resolution relating to such dividend or distribution or right to subscribe is passed by the Directors.
6
Certificates for Shares

6.1
Every holder of one or more Shares may request, but will not be entitled to and such request may be approved or denied in the Company’s sole discretion, a share certificate stating the number and class or series of Shares or other securities of the Company held by him or her as shown on the Register of Members. Share certificates will be in such form as the Directors will from time to time approve and will bear any legends as required by law or otherwise determined to be appropriate by the Directors. Any share certificate will be signed in accordance with Article 35.4; it need not be under the corporate seal. The signature of one or more of the signing officers may be printed or mechanically reproduced upon share certificates. Every printed or mechanically reproduced signature will for all purposes be deemed to be a signature binding upon the Company. Unless the Directors otherwise determine, certificates representing Shares in respect of which a Transfer Agent or registrar, as the case may be, has been appointed will not be valid unless countersigned by or on behalf of such Transfer Agent or registrar. In the case of share certificates which are not valid unless countersigned by or on behalf of a Transfer Agent or registrar, the signature of any one or more signing officers may be printed or mechanically reproduced upon share certificates and every such printed or mechanically reproduced signature will for all purposes be deemed to be a signature binding upon the Company. Notwithstanding any change in the persons holding office between the time of signing and the issuance of any certificate, and notwithstanding that a person may not have held office at the date of issuance of such certificate, any such certificate so signed will be valid and binding upon the Company.

6.2
In the event that Shares or other securities of the Company are jointly held by more than one person, delivery of a certificate to one joint holder will be a sufficient delivery to all of them.

6.3
If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4
Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person receiving the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

7
Transfer of Shares

7.1
Subject to Article 7.3, Shares are transferable subject to the approval by resolution of the Directors who may, in their absolute discretion, decline to register any transfer of Shares without giving any reason. If the Directors refuse to register a transfer, they will notify the transferee within two months of such refusal.

7.2
The instrument of transfer of any Share must be in writing and must be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee). The transferor will be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

7.3
For so long as the Company is a Public Company, the Shares (other than those held by U.S. Subscribers, U.S. Transferees or Disqualified Holders) will be freely transferable in any usual or common form approved by the Directors.

7.4
Without prejudice to Article 7.1 or Article 7.2, and notwithstanding Article 7.3 or anything in these Articles to the contrary:

(a)
The Directors may in their sole discretion and without assigning any reason therefor decline to register any person as a holder of a Share or other securities of the Company unless there has been furnished to them a declaration (in such form as the Directors may from time to time prescribe), together with such evidence as the Directors may require of the authority under

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which any such declaration may have been signed, stating whether or not such person is a Disqualified Holder and whether or not, upon registration of such Share or other securities of the Company in the relevant name or names, any Disqualified Holder is or will be interested in such Share or other securities of the Company. The Directors may in any case where they may consider appropriate require such person to provide such evidence or give such information as to the matters referred to in the declaration as they think fit, and may decline to register any person as a holder of a Share or other security of the Company if such further evidence or information is not provided or given.
(b)
The Directors may at any time give notice in writing to the holder (or to any or each one of joint holders) of a Share or other security of the Company requiring it within such reasonable period as may be specified in the notice to show to Directors’ satisfaction whether or not a Disqualified Holder is interested in such Share or other security of the Company. If within 14 days after the giving of such notice (or such extended time as in all the circumstances the Directors consider reasonable or shorter period as may be required to comply with law or avoid a disadvantage to the Company) they are not so satisfied, the Directors may declare that a Disqualified Holder is interested in such Share or other security of the Company.

(c)
If it comes to the attention of the Directors that any Shares or other securities of the Company are owned directly or beneficially by any Disqualified Holder (such Shares or other securities, “Disqualifiable Securities”), or the Directors have declared that a Disqualified Holder is interested in any Shares or other securities of the Company (such Shares or other securities also constituting Disqualifiable Securities), then the Directors will serve written notice (a “Transfer Notice”) on a registered holder of Disqualifiable Securities and on any other person who appears to them to be a Disqualified Holder (or any one of such persons where Disqualifiable Securities are registered in joint names) in relation to those Disqualifiable Securities calling for a Required Disposal to be made within 14 days of the service of the Transfer Notice on the registered holder (or such extended time as in all the circumstances the Directors consider reasonable or shorter period as may be required to comply with law or avoid a disadvantage to the Company). The registered holder of the Disqualifiable Securities and any other person on whom a Transfer Notice is served may make representations to the Directors in such manner and detail as the Directors deem appropriate to the effect that no Disqualified Holder is interested in relation to such Shares or other securities of the Company. The Directors may extend the period in which a Transfer Notice is required to be complied with and may withdraw any Transfer Notice (whether before or after the expiration of the period referred to) if it appears to them that there is no Disqualified Holder in relation to the Shares or other securities of the Company concerned. Upon the giving of a Transfer Notice and save for the purpose of a Required Disposal, no transfer of any Disqualifiable Securities subject to a Transfer Notice (or any interest therein) may be made until either the Transfer Notice has been withdrawn or a Required Disposal has been made to the satisfaction of the Directors and registered.

(d)
If a Transfer Notice served under Article 7.4(c) has not been complied with in all respects to the satisfaction of the Directors and has not been withdrawn, the Directors may in their sole discretion, so far as they are able, arrange for a Required Disposal to be made at the best price reasonably obtainable at the relevant time and will give written notice within such reasonable time as the Directors may determine of such disposal to the former registered holder. The manner, timing and terms under which any such Required Disposal is made or sought to be made by the Directors (including the price or prices at which the same is made and the extent to which assurance is obtained that no transferee is or would become a Disqualified Holder) will be such as the Directors determine, based upon advice from financial or legal counsel or other appropriate persons consulted by them for the purpose, to be reasonably practicable having regard to all the circumstances (including the number of Disqualifiable Securities to be disposed of and the requirement for the disposal be made without delay), and the Directors will not be liable for any of the consequences of reliance on such advice.

Annex A-9

(e)
For the purpose of a Required Disposal under Article 7.4(d), the Directors may appoint any person to execute as transferor an instrument of transfer in favour of the transferee and may enter the name of the transferee in respect of the transferred Disqualifiable Securities in the Register of Members notwithstanding the absence of any Share or other security certificate and such instrument of transfer will be as effective as if it had been executed by the registered holder and the title of the transferee will not be affected by any irregularity or invalidity in the proceedings relating thereto. The Company may instruct a broker to sell the relevant Disqualifiable Securities at the best price reasonably obtainable at the time of sale to any one or more Eligible Transferees. To give effect to a sale, the Directors may authorise in writing the Transfer Agent to transfer the relevant Disqualifiable Securities on behalf of the holder thereof (or any person who is automatically entitled to the Shares by transmission or by law) or to cause the transfer of the Disqualifiable Securities to the Eligible Transferee, and in relation to an uncertificated security, may require the Transfer Agent to convert the security into certificated form and an instrument of transfer executed by that person will be as effective as if it had been executed by the holder of, or the person entitled by transmission to, the relevant Disqualifiable Securities. An Eligible Transferee is not bound to see the application of the purchase money and the title of the Eligible Transferee is not affected by any irregularity in or invalidity of the proceedings connected to the sale. The net proceeds of a Required Disposal will be received by the Company (whose receipt will be a good discharge for the purchase money) and will be held on trust for and paid (together with interest at such rate as the Directors deem appropriate) to the former registered holder (or, in the case of joint holders, the first named joint holder thereof in the Register of Members), upon surrender by him or her or on his or her behalf of any certificate in respect of the Shares or other securities sold and formerly held by him or her. When a Required Disposal is made as aforesaid the Directors will notify the former registered holder of the Shares or other securities of the Company disposed of and inform him or her that such net proceeds of the Required Disposal will be paid to him or her upon surrender by him or her or on his or her behalf of any certificate in respect of the Shares or other securities concerned. The Company may register or cause the registration of the Eligible Transferee as holder of the relevant Shares or other securities and thereupon the Eligible Transferee will become absolutely entitled thereto.

(f)
On and after the date of a Transfer Notice, and until registration of the Required Disposal or withdrawal of the Transfer Notice, any rights and privileges attaching to the Disqualifiable Securities will be suspended and not capable of exercise other than as specifically set forth in this Article 7.4(f). A registered holder of a Disqualifiable Security on whom a Transfer Notice has been served under Article 7.4(c) will not in respect of that Share or other security of the Company be entitled, until such time as the Transfer Notice either has been complied with to the satisfaction of the Directors or withdrawn, to attend or vote in person or, except as follows, by proxy, at any meeting of Members, and any such registered holder will be deemed to have appointed the chairman of any such meeting as his or her proxy in respect of the rights to attend and to demand and vote on a poll attached to the Disqualifiable Security. The manner in which the chairman exercises or refrains from exercising any such right will be entirely at his or her discretion. The chairman of any such meeting as aforesaid will be informed by the Directors of any Share or other security becoming or being deemed to be a Disqualifiable Security.

(g)
Subject to the provisions of this Article 7.4 and to the delivery of all required certifications the Directors will, unless any Director has any reason to believe otherwise, be entitled to assume without enquiry that no Shares or other securities are Disqualifiable Securities and that no person is a Disqualified Holder.

(h)
The Directors will not be obliged to serve any notice required under this Article 7.4 upon any person if they know neither his or her identity nor his or her address. The absence of service in such circumstances as aforesaid and any accidental error in or failure to give any notice to any person upon whom notice is required to be served under this Article 7.4 will not prevent the implementation of or invalidate any procedure under this Article 7.4. Subject as aforesaid, the provisions of Article 40 dealing with the service of notices will apply to this Article 7.4.

Annex A-10

(i)
In exercising their powers under this Article 7.4 in respect of Disqualifiable Securities, the Directors will, so far as practicable and determined by the Directors to be equitable, have regard to the order of the date (insofar as the Directors are able to determine) in which such Shares or other securities of the Company became Disqualifiable Securities and/or the relative number of Disqualifiable Securities held or owned beneficially by each Disqualified Holder.

(j)
The Directors will, so long as they act reasonably and in good faith, be under no liability to the Company or to any other person for failing to treat any Share or other security of the Company as a Disqualifiable Security or any person as a Disqualified Holder in accordance with the provisions of this Article 7.4, and neither will the Directors be liable to the Company or any other person if, having acted reasonably and in good faith, they determine erroneously that any Share or other security of the Company is a Disqualifiable Security, or any person is a Disqualified Holder, or on the basis of such determination or any other determination or resolution of the Directors, they perform or exercise (or purport to perform or exercise) their duties, powers, rights or discretions under this Article 7.4 in relation to such Share or other security of the Company.

7.5
Other than in the case of initial subscribers of Shares or other securities of the Company to be issued by the Company, a person may not acquire Shares, either as part of an initial distribution of Shares or subsequently, if such person is, or is acting on behalf of or with the assets of, a U.S. Benefit Plan Investor. Each purchaser and transferee of Shares will be deemed to represent, warrant and covenant, to and for the benefit of the Company and the Directors, it is not, and is not acting on behalf of or with the assets of, a U.S. Benefit Plan Investor.

7.6
A person who becomes aware that his or her owning directly or beneficially of Shares or other securities of the Company will be or is likely to be a holding of Disqualifiable Securities will forthwith, unless he or she has already received a Transfer Notice, either transfer the Shares to one or more Eligible Transferees or give a request in writing to the Directors for the issue of a Transfer Notice. Every such request must, in the case of certificated securities, be accompanied by the certificate(s) for the securities to which it relates.

7.7
The Directors will not be required to give any reasons for any decision, determination or declaration taken or made in accordance with this Article 7. The exercise of the powers conferred by this Article may not be questioned or invalidated in any case on the ground that there was insufficient evidence of direct or beneficial ownership or holding of securities by any person or that the true direct or beneficial owner or holder of any securities was otherwise than as appeared to the Directors at the relevant date provided that the said powers have been exercised in good faith.

8
Redemption, Repurchase and Surrender of Shares

8.1
Subject to the provisions of the Statute the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares will be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of the Shares.

8.2
Subject to the provisions of the Statute, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member.

8.3
The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

8.4
The Directors may accept the surrender for no consideration of any fully paid Share.

9
Treasury Shares

9.1
The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share will be held as a Treasury Share.

9.2
The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

Annex A-11

10
Variation of Rights of Shares

10.1
If at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of not less than two-thirds of the issued Shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the Shares of that class. To any such meeting all the provisions of the Articles relating to general meetings will apply mutatis mutandis.

10.2
For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case will treat them as separate classes of Shares.

10.3
The rights conferred upon the holders of the Shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

11
Commission on Sale of Shares

The Company may, from time to time, in so far as the Statute permits, pay a reasonable commission to any person in consideration of his or her subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash or the issue of fully paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.
12
Non-Recognition of Trusts

The Company will not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.
13
Transmission of Shares

13.1
If a Member dies, the survivor or survivors (where he or she was a joint holder) or his or her legal personal representatives (where he or she was a sole holder) will be the only persons recognised by the Company as having any title to his or her Shares.

13.2
Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him or her to the Company, either to become the holder of such Share or to have some person nominated by him or her registered as the holder of such Share provided that such person is not a Disqualified Holder. If he or she elects to have another person registered as the holder of such Share he or she will sign an instrument of transfer of that Share to that person. The Directors will, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his or her death or bankruptcy or liquidation or dissolution, as the case may be.

13.3
A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) will, provided that he or she is not a Disqualified Holder, be entitled to the same Dividends, other distributions and other advantages to which he or she would be entitled if he or she were the holder of such Share. However, he or she will not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or herself or to have some person nominated by him or her be registered as the holder of the Share

Annex A-12

(but the Directors will, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his or her death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within 90 days of being received or deemed to be received (as determined pursuant to the Articles) the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.
14
Amendments of Memorandum and Articles of Association and Alteration of Capital

14.1
The following actions will only be taken by the Company if approved by Special Resolution:

(a)
increase its share capital by such sum as the Special Resolution will prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b)
consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)
by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value;

(d)
cancel any Shares that at the date of the passing of the Special Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled;

(e)
change its name;

(f)
alter or add to the Articles;

(g)
alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(h)
reduce its share capital or any capital redemption reserve fund.

All new Shares created in accordance with the provisions of the preceding Article will be subject to the same provisions of the Articles with reference to the payment of liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.
14.2
The Company will not take any action to convert Shares into stock.

14.3
For as long as the Company is a reporting issuer, as defined in applicable Canadian securities laws, or the equivalent in any jurisdiction in Canada and has any of its securities traded on or through the facilities of a Canadian securities exchange (each, an “Exchange”), the Company will seek prior written approval from the applicable Exchange prior to amending the Memorandum or Articles.

15
Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.
16
General Meetings

16.1
All general meetings other than annual general meetings will be called extraordinary general meetings. The Directors may call general meetings.

16.2
Unless an annual general meeting is deferred or waived in accordance with the Articles, the Company must hold a general meeting of Members as its annual general meeting at least once in each calendar year and, in any event, not more than 15 months after the last annual general meeting, and the Directors will specify the meeting as such in the notices calling it for the purpose of

Annex A-13

considering the financial statements and reports to be placed before the annual general meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the annual general meeting. Any annual general meeting will be held at such time and place as the Directors may determine. At these meetings the report of the Directors (if any) and the audited accounts of the Company for the prior financial year, as required under Article 38.3, will be presented.
16.3
Members referred to in Article 16.4 may requisition an extraordinary general meeting for the purpose of transacting any business that may be transacted at a general meeting.

16.4
A requisition by Members under this Article 16:

(a)
may be made by at least two Members who, at the date on which the requisition is received by the Company, hold in the aggregate more than twenty percent in par value of the issued Shares which as at that date carry the right to vote at general meetings of the Company;

(b)
must, in 1,000 words or less, state the business to be transacted at the extraordinary general meeting, including any special resolution to be submitted to the extraordinary general meeting;

(c)
must be signed by, and include the names and mailing addresses of, all of the requisitioning Members;

(d)
may be made in a single record or may consist of several records, in similar form and content, each of which is signed by one or more of the requisitioning Members; and

(e)
must be delivered to the delivery address of, or mailed by registered mail to the mailing address of, the Registered Office.

16.5
If a requisition under this Article 16 consists of more than one record, the requisition is received by the Company on the first date by which the Company has received requisition records that comply with Article 16.4 from Members who, in the aggregate, hold at least the number of Shares necessary to qualify under Article 16.4(a).

16.6
On receiving a requisition that complies with Article 16.4, the Directors will call an extraordinary general meeting to be held not more than four months after the date on which the requisition is received by the Company to transact the business stated in the requisition and must, subject to Article 16.8:

(a)
send notice of the date, time and location of that extraordinary general meeting at least the prescribed number of days, but not more than four months, before the extraordinary general meeting:

(i)
to each Member entitled to attend the extraordinary general meeting; and

(ii)
to each Director; and

(b)
send, in accordance with Article 16.7, to the persons entitled to notice of the extraordinary general meeting, the text of the requisition referred to in Article 16.4(b).

16.7
The text referred to in Article 16.4(b) must be sent:

(a)
in, or within the time set for the sending of, the notice of the requisitioned meeting; or

(b)
in the Company’s information circular or equivalent, if any, sent in respect of the requisitioned meeting.

16.8
The Directors need not comply with Article 16.6 if:

(a)
the directors have called a general meeting to be held after the date on which the requisition is received by the Company and have sent notice of that meeting in accordance with these Articles;

Annex A-14

(b)
substantially the same business was submitted to Members to be transacted at a general meeting that was held not more than the prescribed period before the receipt of the requisition, and any resolution to transact that business at that earlier meeting did not receive the prescribed amount of support;

(c)
it clearly appears that the business stated in the requisition does not relate in a significant way to the business or affairs of the Company;

(d)
it clearly appears that the primary purpose for the requisition is:

(i)
securing publicity; or

(ii)
enforcing a personal claim or redressing a personal grievance against the Company or any of its Directors, officers or security holders;

(e)
the business stated in the requisition has already been substantially implemented;

(f)
the business stated in the requisition, if implemented, would cause the Company to commit an offence; or

(g)
the requisition deals with matters beyond the Company’s power to implement.

16.9
If the Directors do not, within 21 days after the date on which the requisition is received by the Company, send notice of an extraordinary general meeting, the requisitioning Members, or any one or more of them holding, in the aggregate, more than two and a half percent in par value of the issued Shares which as at that date carry the right to vote at general meetings of the Company, may send notice of an extraordinary general meeting to be held to transact the business stated in the requisition.

16.10
An extraordinary general meeting called under Article 16.9 by the requisitioning Members must:

(a)
be called in accordance with Article 16.4;

(b)
be held within four months after the date on which the requisition is received by the Company; and

(c)
as nearly as possible, be conducted in the same manner as an extraordinary general meeting called by the Directors.

16.11
Unless the Members resolve otherwise by an Ordinary Resolution at the extraordinary general meeting called, under Article 16.9, by the requisitioning Members, the Company will not reimburse the requisitioning Members for the expenses actually and reasonably incurred by them in requisitioning, calling and holding that extraordinary general meeting.

17
Notice of General Meetings

17.1
At least 21 days’ notice will be given of any general meeting. Every notice will specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and will be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company.

17.2
The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a general meeting by, any person entitled to receive such notice will not invalidate the proceedings of that general meeting.

17.3
If the Members will consider any special business, as defined below in Article 17.4, at any general meeting, the notice of meeting must:

(a)
state the general nature of the special business; and

(b)
if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by Members:

Annex A-15

(i)
at the Company’s principal office, or at such other reasonably accessible location as is specified in the notice; and

(ii)
during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

17.4
At any general meeting of Members, the following business is special business:

(a)
at a meeting of Members that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting; and

(b)
at an annual general meeting, all business is special business except for the following:

(i)
business relating to the conduct of or voting at the meeting;

(ii)
consideration of any financial statements of the Company presented to the meeting;

(iii)
consideration of any reports of the Directors or auditor;

(iv)
the setting or changing of the number of Directors;

(v)
the election or appointment of Directors;

(vi)
the appointment of an auditor;

(vii)
the setting of the remuneration of an auditor; and

(viii)
any other business which, under these Articles, may be transacted at a meeting of Members without prior notice of the business being given to the Members.

18
Proceedings at General Meetings

18.1
No business will be transacted at any general meeting unless a quorum is present. Two or more Members holding at least 25% in par value of the Shares entitled to vote at such general meeting being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy will be a quorum.

18.2
A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

18.3
A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) will be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

18.4
If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ requisition, will be dissolved and in any other case it will stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present will be a quorum.

18.5
The chairman of any meeting will be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: chairman of the board, chief executive officer, president or a vice-president who is a Member. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote will choose one of their number to be chairman. If the Secretary of the Company is absent, the chairman will appoint some person, who need not be a Member, to act as secretary of the meeting. If desired,

Annex A-16

one or more scrutineers, who need not be Members, may be appointed by a resolution or by the chairman with the consent of the meeting.
18.6
The chairman may, with the consent of a meeting at which a quorum is present (and must if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

18.7
When a general meeting is adjourned for 30 days or more, notice of the adjourned meeting will be given as in the case of an original meeting. Otherwise it will not be necessary to give any such notice of an adjourned meeting.

18.8
A resolution put to the vote of the meeting will be decided on a poll.

18.9
Except on a poll demanded on the election of a chairman or on a question of adjournment, a poll will be taken as the chairman directs, and the result of the poll will be deemed to be the resolution of the general meeting at which the poll was demanded.

18.10
A poll demanded on the election of a chairman or on a question of adjournment will be taken forthwith. A poll demanded on any other question will be taken at such date and time being within seven days of such demand, and at such place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

18.11
In the case of an equality of votes, the chairman will not be entitled to a second or casting vote.

19
Votes of Members

19.1
Subject to Article 19.2 and to any rights or restrictions attached to any Shares, every Member present in any such manner will have one vote for every Share of which he or she is the holder.

19.2
In respect of any Member Resolution, each Member holding Shares will be required to certify that, at the time of the general meeting (or any adjournment thereof) at which the relevant Member Resolution is proposed, or in the case of a Member Resolution that is proposed as a written resolution at the time of signifying its agreement to the proposed written resolution: (i) it is not a U.S. resident; and (ii) to the extent that it holds Shares for the account or benefit of any other person, such person is not a U.S. resident, provided that each Member will certify the extent to which Shares it owns beneficially are owned beneficially for U.S. residents and to which Shares it holds are owned beneficially for persons that are not U.S. residents.

(a)
Each Member holding Shares that does not certify at the relevant time in a manner satisfactory to the Directors, in their absolute discretion, that: (i) it is not a U.S. resident; and (ii) to the extent that it holds Shares for the account or benefit of any other person, such person is not a U.S. resident, is referred to in this Article 19.2 as a “Non-Certifying Shareholder,” provided that to the extent that a certifying Member holds Shares for the benefit of one or more persons that are U.S. residents and one or more persons that are not U.S. residents, that Member will be a Non-Certifying Shareholder with respect to the Shares that it owns beneficially for the U.S. residents and not a Non-Certifying Shareholder with respect to the Shares that it owns beneficially for the persons that are not U.S. residents.

(b)
For the purposes of calculating the number of votes that all Non-Certifying Shareholders, whether or not actually voting, are entitled to cast on a Member Resolution, if and to the extent that, in the absence of this Article:

A > (49 ÷ 100) × C,
then “A” will be reduced to “D” such that “D” is the whole number nearest to but not exceeding:
B × (49 ÷ 51).

Annex A-17

(c)
Where the aggregate number of votes actually cast by Non-Certifying Shareholders (whether on a poll or on a written resolution) “for” and “against” the relevant Member Resolution, when added to the number of votes withheld by Non-Certifying Shareholders in respect of such Member Resolution, exceeds “D,” then the number of: (i) votes cast “for”; (ii) votes cast “against”; and (iii) votes withheld in respect of such Member Resolution by Non-Certifying Shareholders will each be reduced pro rata until the aggregate number of votes “for,” votes “against” and votes withheld in respect of such Member Resolution by Non-Certifying Shareholders is equal to “D”. Where the aggregate number of votes actually cast (whether on a poll or on a written resolution) and votes withheld, in each case by Non-Certifying Shareholders, is equal to or less than “D,” then each of such votes or votes withheld (as applicable) will be counted and no reduction will occur.

(d)
For the purposes of the foregoing:

(i)
“A” equals the aggregate total of votes that all Non-Certifying Shareholders, whether or not actually voting, are entitled to cast, whether on a poll or on a written resolution, on the relevant Member Resolution prior to the operation of this Article;

(ii)
“B” equals the aggregate total of votes that all Members holding Shares who are not Non-Certifying Shareholders, whether or not actually voting, are entitled to cast, whether on a poll or on a written resolution, on the relevant Member Resolution;

(iii)
“C” equals “A” plus “B”; and

(iv)
“D” equals the aggregate total of votes that Non-Certifying Shareholders whether or not actually voting, are entitled to cast, whether on a poll or on a written resolution, on the relevant Member Resolution, following the operation of this Article.

19.3
The Directors may specify such other requirements or vary the requirements of Article 19.2 as they in their discretion consider necessary or appropriate to give effect to the restrictions set out in Article 19.2.

19.4
In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), will be accepted to the exclusion of the votes of the other joint holders, and seniority will be determined by the order in which the names of the holders stand in the Register of Members.

19.5
A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote, by his or her committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

19.6
No person will be entitled to vote at any general meeting unless he or she is registered as a Member on the record date for such.

19.7
Without limitation on Article 19.2, no objection will be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting will be valid. Any objection made in due time in accordance with this Article will be referred to the chairman whose decision will be made in good faith and will be final and conclusive.

19.8
Without limitation on Article 19.2, on a poll, votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy will specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

Annex A-18

19.9
Without limitation on Article 19.2, on a poll, a Member holding more than one Share need not cast the votes in respect of his or her Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him or her, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he or she is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he or she is appointed.

20
Proxies

20.1
The instrument appointing a proxy must be in writing and must be executed under the hand of the appointor or of his or her attorney duly authorised in writing, or, if the appointor is a corporation or other non-natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

20.2
The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy will be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy will be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy will be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

20.3
The chairman may in any event at his or her discretion declare that an instrument of proxy will be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, will be invalid.

20.4
The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy will be deemed to include the power to demand or join or concur in demanding a poll.

20.5
Votes given in accordance with the terms of an instrument of proxy will be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

21
Corporate Members

Any corporation or other non-natural person that is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised will be entitled to exercise the same powers on behalf of the corporation which he or she represents as the corporation could exercise if it were an individual Member. The Directors may require such evidence as they consider necessary in order to confirm the due authorisation of any such representative.
22
Shares That May Not Be Voted

Shares in the Company that are beneficially owned by the Company will not be voted, directly or indirectly, at any meeting and will not be counted in determining the total number of outstanding Shares at any given time.

Annex A-19

23
Directors

There will be a board of Directors consisting of not less than three persons; provided that, at all times, a majority of the Directors must be persons that are not U.S. citizens or residents. If not otherwise determined by the Members by Ordinary Resolution, the numbers of Directors will be set from time to time by resolution of the directors, subject to the foregoing minimum number of directors. There will be no maximum number of directors.
24
Nomination of Directors

24.1
For purposes of this Article 24:

(a)
“Applicable Meeting of Members” means such annual or extraordinary general meeting of the Members at which one or more persons are nominated for election to the board by a Nominating Member;

(b)
“owned beneficially” or “owns beneficially” means, in connection with the ownership of Shares by a person, any such Shares which such person owns legally or beneficially at the applicable time; and

(c)
“public announcement” means disclosure in a press release or other public announcement disseminated in a manner that satisfies the requirements for dissemination of news releases or Company announcements pursuant to the rules of each securities exchange or quotation service on or through which the Company or its Shares is or are listed or quoted (other than a listing or quotation that has arisen without the consent of the Company), or in a document publicly filed by the Company or its agents as required under securities laws applicable to the Company.

24.2
Subject only to the Statute, only persons who are nominated in accordance with the following procedures will be eligible for election as Directors of the Company. Nominations of persons for election as directors of the Company may be made at any annual general meeting of the Members or any extraordinary general meeting of the Members (but only if the election of Directors is a matter specified in the notice of meeting given by or at the direction of the person calling such extraordinary general meeting) either:

(a)
by or at the direction of the board of Directors or the chairman of the board of Directors, including pursuant to a notice of meeting; or

(b)
by or at the direction or request of one or more Members (a “Nominating Member”) pursuant to a requisition by Members of an extraordinary general meeting made in accordance with Article 16.

24.3
To be eligible to be a candidate for election as a Director and to be duly nominated, a candidate must be nominated in the manner prescribed in this Article 24 and the candidate for nomination, whether nominated by the board of Directors, the chairman of the board of Directors or by any other manner, must have previously delivered to the Secretary of the Company at the Registered Office, not less than five days prior to the date of the Applicable Meeting of Members, a written consent to act as a Director.

24.4
No person will be eligible for election as a Director unless nominated in accordance with the provisions of this Article 24; provided, however, that nothing in this Article 24 will be deemed to preclude discussion by a Member (as distinct from nominating Directors) at a meeting of Members of any matter in respect of which it would have been entitled to submit a proposal pursuant to these Articles and applicable laws. The chair of a meeting of Members will have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination will be disregarded.

24.5
For a nomination to be made by a Nominating Member, such person must have given proper notice of the nomination in written form to the Secretary of the Company at the Registered Office

Annex A-20

of the Company in accordance with this Article 24. To be in proper written form, a Nominating Member’s notice to the Secretary of the Company under this Article 24.5 must set forth as to each person whom the Nominating Member proposes to nominate for election as a Director at the extraordinary general meeting: (a) the name, age, business address, citizenship and residence address of the person; (b) the principal occupation or employment of the person; (c) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the Applicable Meeting of Members (if such date will then have been made publicly available and will have occurred) and as of the date of such notice; (d) a statement as to whether and how such person would be “independent” of the Company, if elected as a Director, in accordance with any criteria applicable to the Directors, including any criteria applying to a determination of the independence of Directors that were described by the Company in its most recent circular or other communication to Members in connection with the most recent Applicable Meeting of Members, and the reasons and basis for such determination; (e) a questionnaire to be completed by the nominee in the form determined by the board of Directors; and (f) any other information relating to the person that may be required by the board of Directors or would be required to be disclosed in a circular or other communication to Members in connection with solicitations of proxies for election of Directors pursuant to the Statute, applicable securities laws and other applicable laws. For the avoidance of doubt and notwithstanding Section 16.7(b), the contents of this notice of nomination will not need to be included on the Company’s information circular or proxy card.
24.6
Notwithstanding any other provision to this Article 24, notice or any delivery given to the Secretary of the Company pursuant to this Article 24 may only be given by personal delivery, facsimile transmission or by email (provided that the Secretary of the Company has stipulated an email address for purposes of this notice, at such email address as stipulated from time to time), and will be deemed to have been given and made only at the time it is served by personal delivery, emailed (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the Registered Office; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication will be deemed to have been made on the subsequent day that is a business day.

24.7
Notwithstanding the provisions of this Article 24:

(a)
for the first annual general meeting of the Members following the registration of the Company in the Cayman Islands, the board shall nominate Mr. Michael Novogratz (the “Founder”) for election as a director; and

(b)
for so long as the Founder owns, directly or indirectly, 25% of the total outstanding Shares (assuming for such purposes the conversion of all Class B Units to Shares), the board shall nominate the Founder for election as a director at each annual general meeting of the Members.

25
Powers of Directors

25.1
Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company will be managed by the Directors who may exercise all the powers of the Company, provided that no transaction or series of transactions resulting in the sale, lease or other disposal of all or substantially all of the assets or undertaking of the Company may be completed without the approval of a Special Resolution. No alteration of the Memorandum or Articles and no such direction will invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

25.2
All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company will be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Directors will determine by resolution.

Annex A-21

25.3
The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his or her widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

25.4
The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

26
Appointment and Removal of Directors

26.1
Subject to Article 19.2, the Company may by Ordinary Resolution appoint any person to be a Director or may by Special Resolution remove any Director. If at any general meeting where the Members are asked to vote on the election of Directors the number of Director nominees exceeds the number of seats to be filled on the board of Directors, then the Director nominees to be elected will be those nominees who receive the greatest number of votes of Members (as determined pursuant to Article 19.2), in declining order, until all available seats on the board of Directors have been filled; provided that no Director will be elected unless he or she has been sanctioned by an Ordinary Resolution of the Members in accordance with Article 19.2. For example, if at a general meeting there are five seats to be filled on the board of Directors and seven Director nominees are approved for election by Ordinary Resolution, the five Director nominees who receive the greatest number of votes of Members (as determined pursuant to Article 19.2) will be elected to the board of Directors, provided that the number of votes cast in favour of each Director nominee’s appointment exceeds the number of votes cast against each such Director nominee’s appointment (as determined pursuant to Article 19.2). For the avoidance of doubt, each nominee will be voted on separately and votes cast pursuant to this Article 26 will not be cumulative.

26.2
The board of Directors may remove any Director before the expiration of his or her term of office if the Director is convicted of an indictable offence.

26.3
The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director, provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

27
Vacation of Office of Director

27.1
Every Director will retire from office at the annual general meeting of the Company in each year, but each retiring Director will be eligible for re-election.

27.2
Subject to Article 27.1, the office of a Director will be vacated if:

(a)
the Director gives notice in writing to the Company that he or she resigns the office of Director; or

(b)
the Director dies, becomes bankrupt or makes any arrangement or composition with his or her creditors generally; or

(c)
the Director is found to be or becomes of unsound mind.

28
Proceedings of Directors

28.1
The quorum for the transaction of business at any meeting of the Directors will consist of fifty percent (50%) of the directors then in office and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the Directors.

28.2
Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting will be decided by a majority of votes. In the case of an equality of votes, the chairman will not have a second or casting vote. Directors and classes of Directors will have the same voting rights.

Annex A-22

28.3
A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors the meeting will be deemed to be held at the place where the chairman is located at the start of the meeting.

28.4
A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors will be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors, as the case may be, duly convened and held.

28.5
A the chair of the board of Directors, any “lead” Director of the board of Directors, two Directors, the chief executive officer or the president, if any, may call a meeting of the Directors by at least two days’ notice in writing to every Director, which notice will set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members will apply mutatis mutandis.

28.6
The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body.

28.7
The Directors may elect a chairman of their board and determine the period for which he or she is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within 15 minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

28.8
All acts done by any meeting of the Directors or of a committee of the Directors will, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

29
Presumption of Assent

A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken will be presumed to have assented to the action taken unless his or her dissent will be entered in the minutes of the meeting or unless he or she will file his or her written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or will forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent will not apply to a Director who voted in favour of such action.
30
Directors’ Interests

30.1
A Director may hold any other office or place of profit under the Company or the Primary Subsidiary (other than the office of Auditor) in conjunction with his or her office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

30.2
A Director may act by himself or herself or by, through or on behalf of his or her firm in a professional capacity for the Company and he or she or his or her firm will be entitled to remuneration for professional services as if he or she were not a Director, provided that the Director has complied with Articles 30.5 and 30.6.

30.3
A Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director will be accountable to the Company for any remuneration or other benefits received by him or her as a director or officer of, or from his or her interest in, such other company, provided that the Director has complied with Articles 30.5 and 30.6.

Annex A-23

30.4
Provided that the applicable person has complied with Articles 30.5 and 30.6, no person will be disqualified from the office of Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor will any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director will be in any way interested be or be liable to be voided, nor will any Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director holding office or of the fiduciary relationship thereby established.

30.5
In the circumstances described in Articles 30.2 through 30.4, a Director will: (a) disclose to the board of Directors the general nature and extent of his or her interest in the matter, relationship or transaction described in Articles 30.2, 30.3 or 30.4, as the case may be, in writing or orally at a meeting of the board of Directors or in writing; (b) provide the disclosure required under the preceding subparagraph prior to any consideration of the matter, relationship or transaction in question; and (c) abstain from any vote of the board of Directors or any committee thereof with respect to the matter, relationship or transaction in question.

30.6
A general notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any matter, relationship or transaction with such firm or company will be sufficient disclosure for the purposes of subparagraph (a) of Article 30.5.

31
Minutes

The Directors will cause minutes to be made in books kept for the purpose of recording all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors present at each meeting.
32
Delegation of Directors’ Powers

32.1
The Directors may delegate any of their powers, authorities and discretions, including the power to subdelegate, to any committee consisting of one or more Directors, provided that in no circumstances will the Directors delegate (a) the power to fill vacancies in the board of Directors, (b) the power to remove a director, (c) the power to change the membership of, or fill vacancies in, any committee of the directors, or (d) such other powers, if any, as may be set out in any resolution of the directors. They may also delegate to any Director or officer or officers of the Company such of their powers, authorities and discretions as they consider desirable to be exercised by the recipient of such delegated powers, authorities and discretions. Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors will be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying, as well as to any charter or similar instrument approved by the Directors, or absent such approval, by such committee, for the regulation of the affairs of such committee.

32.2
The Directors may establish any committees, local boards or agencies or appoint any person (including a person who is not a Director or officer of the Company) to be an agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency will be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

32.3
The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

Annex A-24

32.4
The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him or her.

32.5
The Directors will annually or as often as may be required appoint a chief executive officer, president, chief financial officer and a Secretary, and, if deemed advisable, may annually or as often as may be required appoint one or more vice-presidents (to which title may be words added indicating seniority or function), a treasurer and such other officers as the Directors may determine, including one or more assistants to any one of the officers so appointed, as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal, as the Directors may think fit. Unless otherwise specified in the terms of his or her appointment, an officer of the Company may be removed by resolution of the Directors or Members. An officer of the Company may vacate his or her office at any time if he or she gives notice in writing to the Company that he or she resigns his office.

32.6
An officer who is a party to, or who is a director or officer (or acting in a similar capacity) of or has a material interest in a party to, any material contract or transaction, whether made or proposed, with the Company will disclose to the Directors the nature and extent of his or her interest at the time. Any such contract or transaction will be referred to the Directors or Members for approval even if such contract is one that in the ordinary course of the Company’s business would not require approval by the Directors or Members.

33
No Minimum Shareholding for Directors

No director is required to hold Shares.
34
Remuneration of Directors

34.1
The remuneration to be paid to the Directors, if any, will be such remuneration as the Directors will determine. The Directors will also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or other securities of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

34.2
The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his or her ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity, will be in addition to his or her remuneration as a Director.

35
Seal, Execution of Instruments and Banking Arrangements

35.1
The Company may, if the Directors so determine, have a Seal. The Seal will only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed will be signed by at least one person who will be either a Director or some officer of the Company or other person appointed by the Directors for the purpose.

35.2
The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which will be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

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35.3
A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his or her signature alone to any document of the Company required to be authenticated by him or her under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

35.4
Subject to Article 35.5, contracts, documents or instruments in writing requiring the signature of the Company may be signed on behalf of the Company by any one (or more) officer or Director. The Directors are authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Company either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing. In addition, any Director or officer who may execute contracts, documents or instruments in writing, on behalf of the Company, may direct the manner in which and the person or persons by whom any particular contract, document or instrument in writing, or class thereof, may or will be executed and delivered on behalf of the Company. The signature or signatures of any officer or Director of the Company and of any officer or officers, person or persons appointed as set out above by resolution of the Directors may, if specifically authorized by resolution of the Directors, be printed, engraved, lithographed or otherwise mechanically or electronically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Company executed or issued by or on behalf of the Company, and all contracts, documents or instruments in writing or securities of the Company on which the signature or signatures of any of the foregoing officers, Directors or persons will be so reproduced, as authorized by resolution of the Directors, will be deemed to have been manually signed by such officers, Directors or persons whose signature or signatures is or are so reproduced, and will be as valid to all intents and purposes as if they had been signed manually.

The term “contracts, documents or instruments in writing” as used in this Article will include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.
35.5
The banking business of the Company (but, for the avoidance of doubt, not the Primary Subsidiary) including, without limitation, the borrowing of money and the giving of security therefor, will be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the Directors. Such banking business or any part thereof will be transacted under such agreements, instructions and delegations of powers as the Directors may from time to time by resolution prescribe or authorize.

35.6
All securities (including Shares, debentures, bonds, notes, warrants or other obligations or securities) owned by the Company and represented in physical form will be lodged in the name of the Company with a chartered bank or a trust company or in a safety deposit box or, if so authorised by resolution of the Directors, with such other depositaries or in such other manner as may be determined from time to time by the Directors. All securities (including Shares, debentures, bonds, notes, warrants or other obligations or securities) belonging to the Company may be issued and held in the name of a nominee or nominees of the Company (and if issued or held in the names of more than one nominee will be held in the names of the nominees jointly with right of survivorship), and will be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

36
Dividends, Distributions and Reserve

36.1
Subject to the Statute and this Article 36 and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution will be paid except

Annex A-26

out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law.
36.2
Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions will be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it will rank for Dividend as from a particular date, that Share will rank for Dividend accordingly.

36.3
The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments will be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

36.4
Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

36.5
The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which will, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

36.6
Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant will be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses or other monies payable in respect of the Share held by them as joint holders.

36.7
No Dividend or other distribution will bear interest against the Company.

36.8
Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company will not be constituted as a trustee in respect of that account and the Dividend or other distribution will remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable will be forfeited and will revert to the Company.

37
Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors will do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested

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into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority will be effective and binding on all such Members and the Company.
38
Books of Account

38.1
The Directors will cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books will not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

38.2
The Directors will determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them will be open to the inspection of Members not being Directors, and no Member (not being a Director) will have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in a general meeting, provided that a Member is entitled to inspect the Register of Members at the office of the Transfer Agent during its usual business hours if such Member has first provided the Company with a sworn statement and undertaking providing (a) such Member’s name, address and address for service (if different), and (b) such Member’s undertaking that the Register of Members and information therein will not be used by such Member except in connection with (i) an effort to influence the voting of Members, (ii) an offer to acquire securities of the Company or (iii) any other matter relating to the affairs of the Company.

38.3
The Directors will prepare financial statements for the Company for each completed financial year of the Company which will be prepared in accordance with IFRS and will include:

(a)
a balance sheet;

(b)
a statement of retained earnings;

(c)
an income statement; and

(d)
a cash flow statement.

The financial statements will be approved by the Directors prior to publication and will be signed by one or more Directors to confirm the approval of the Directors. The financial statements will be audited by the Auditor of the Company. The Directors will place before each annual general meeting the audited financial statements of the Company for the most recently completed financial year, together with the report of the Auditor of the Company on such financial statements.
39
Audit

39.1
The Company will, by Ordinary Resolution, appoint an Auditor of the Company who will hold office on such terms as the Directors determine, provided that if an incumbent Auditor of the Company vacates such office, the Directors may appoint a successor Auditor to fill the vacancy. The Company may, by Ordinary Resolution, remove any Auditor previously appointed.

39.2
Every Auditor of the Company will have a right of access at all times to the books and accounts and vouchers of the Company and will be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

39.3
Auditors will, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next extraordinary general meeting following their appointment,

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and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.
40
Notices

40.1
Notices will be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or her or to his or her address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Any notice, if posted from one country to another, is to be sent by airmail.

40.2
Where a notice is sent by courier, service of the notice will be deemed to be effected by delivery of the notice to a courier company, and will be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice will be deemed to be effected by properly addressing, prepaying and posting a letter containing the notice, and will be deemed to have been received on the day following the day on which the notice was posted. Where a notice is sent by cable, telex or fax, service of the notice will be deemed to be effected by properly addressing and sending such notice and will be deemed to have been received on the same day that it was transmitted. Where a notice is given by e-mail, service will be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and will be deemed to have been received on the same day that it was sent, and it will not be necessary for the receipt of the e-mail to be acknowledged by the recipient.

40.3
A notice may be given by the Company to the person or persons who the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices that are required to be given under the Articles and will be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

40.4
Notice of every general meeting will be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice will be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his or her being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his or her death or bankruptcy would be entitled to receive notice of the meeting, and no other person will be entitled to receive notices of general meetings.

41
Winding-Up

41.1
If the Company will be wound up the liquidator will apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding-up:

(a)
if the assets available for distribution amongst the Members will be insufficient to repay the whole of the Company’s issued share capital, such assets will be distributed so that, as nearly as may be, the losses will be borne by the Members in proportion to the par value of the Shares held by them; or

(b)
if the assets available for distribution amongst the Members will be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding-up, the surplus will be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding-up subject to a deduction, from those Shares in respect of which there are monies due, of all monies payable to the Company.

41.2
If the Company will be wound up the liquidator may, subject to the rights attaching to any Shares and with the sanction of a Special Resolution of the Company and any other sanction required

Annex A-29

by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets will consist of property of the same kind or not) and may for that purpose value any assets and determine how the division will be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, will think fit, but so that no Member will be compelled to accept any asset upon which there is a liability.
42
Indemnity and Advancement of Expenses

42.1
Each Director and officer of the Company and such Director or officer’s heirs and legal personal representatives is an “Indemnified Person” for purposes of this Article. The Company agrees to hold harmless and indemnify Indemnified Persons to the fullest extent permitted by law, as such may be amended from time to time.

42.2
Without limiting the generality of Section 42.1, the Company agrees, subject to Article 42.3, to indemnify an Indemnified Person and save the Indemnified Person harmless against any and all losses, liabilities, claims, damages, costs, charges and expenses which are reasonably incurred by an Indemnified Person in connection with any Proceeding (as defined below) or any claim, issue or matter therein, whether incurred by him or her, alone or jointly with others, on his or her own behalf, including any interest thereon and any federal, provincial, state, local or foreign taxes (“Liabilities”), including, without limitation: (a) an amount paid to settle an action or satisfy a judgment in respect of any threatened, pending or completed demand, action, application, suit, proceeding, litigation, claim, charge, complaint, prosecution, assessment, reassessment, arbitration or alternative dispute resolution mechanism, hearing, inquiry, inspecting audit or investigation of any nature or kind whatever, whether civil, criminal, administrative, investigative, arbitral or otherwise and whether brought by or on behalf of the Company or any other party, which an Indemnified Person is, or is threatened to be, involved in (including, without limitation, serving as a witness) or a party to by reason of his or her status as a Director or officer, or a former Director or officer, of the Company or of any other company or other enterprise that such person is or was serving as a director at the express written request of the Company (the “Enterprise”) (a “Proceeding”); (b) all legal and other professional retainers and fees (including, without limitation, fees of experts and witness fees) and disbursements incurred in connection with any Proceeding; (c) all reasonable out of pocket expenses and disbursements incurred in connection with any Proceeding, including, without limitation, court costs, transcript costs, travel expenses, duplicating costs, printing and binding costs, telephone charges, delivery service fees, postage and all other disbursements or expenses of the types customarily incurred for attending discoveries, trials, hearings and meetings and otherwise in connection with prosecuting, defending, preparing to prosecute or defend, investigating, participating, or being or preparing to be a witness in a Proceeding, or responding to, or objecting to, a request to provide discovery in any Proceeding, including such fees, disbursements and expenses incurred in connection with any appeal resulting from any Proceeding; (d) any fines or financial penalties imposed against an Indemnified Person in connection with any Proceeding as a result of a conviction or reprimand under the law because of the position of an Indemnified Person as Director or officer of the Company, or any award, court order, settlement, or other resolution of a Proceeding; (e) the full amount of any income taxes that an Indemnified Person is required to pay as a consequence of receiving any payment made by the Company under this Article 42, including additional income taxes on the amount of such income taxes, except to the extent that, in computing income for income tax purposes the Indemnified Person is entitled to deduct the amounts paid by the Indemnified Person on account of Liabilities for which the Indemnified Person has been indemnified by the Company under this Article 42.2; and (f) the full amount of all court costs and expenses, including the reasonable fees of counsel on a full indemnity basis, incurred by an Indemnified Person with respect to a successful action instituted by the Indemnified Person under the Articles to enforce or interpret any of the terms of the Articles or in establishing or enforcing a right to indemnification under applicable provision of the Statute, unless as part of any such action, the court of competent jurisdiction determines that any of the material assertions made by the Indemnified Person as a basis for the action arises through the actual fraud or wilful default of such Indemnified Person.

Annex A-30

42.3
The Company will have no obligation or liability to indemnify an Indemnified Person under the Articles, unless: (a) the Indemnified Person acted honestly and in good faith with a view to the best interests of the Company; and (b) in the case of a criminal or administrative Proceeding that is enforced by a monetary penalty, the Indemnified Person had reasonable grounds for believing that his, her or its conduct was lawful.

42.4
Unless a court of competent jurisdiction otherwise has finally held or decided that the Indemnified Person is not entitled to be fully or partially indemnified under the Articles, the determination of any Proceeding by judgment, order, settlement, conviction or reprimand, whether with or without court approval, or upon a plea of nolo contendere or its equivalent, will not, in and of itself, create any presumption that the Indemnified Person is not entitled to indemnification under the Articles. The termination of any civil, criminal or administrative action or other Proceeding by judgment, order, settlement, conviction or similar or other result will not, in and of itself, create a presumption either that the Indemnified Person did not act honestly and in good faith with a view to the best interests of the Company or that, in the case of a criminal or administrative action or other Proceeding that is enforced by a monetary penalty, the Indemnified Person did not have reasonable grounds for believing that his, her or its individual conduct was lawful. In addition, where the Company wishes to assert that it has no obligation or liability to indemnify an Indemnified Person under the Articles because of Article 42.3, the onus will be on the Company to demonstrate that clause (a) or (b) of Article 42.3 is applicable.

42.5
The following procedures and presumptions will apply in the event of any question as to whether an Indemnified Person is entitled to indemnification under the Articles:

(a)
Upon written request by an Indemnified Person for indemnification pursuant to Article 42.2, a determination with respect to the Indemnified Person’s entitlement thereto will be made in the specific case by one of the following four methods, which will be at the election of the board of Directors: (i) by a majority vote of the disinterested Directors, even though less than a quorum, (ii) by a committee of disinterested Directors designated by a majority vote of the disinterested Directors, even though less than a quorum, (iii) if there are no disinterested Directors or if the disinterested Directors so direct, by Independent Counsel (as defined below) in a written opinion to the board of Directors, a copy of which will be delivered to the Indemnified Person or (iv) if so directed by the board of Directors, by the Members of the Company. For purposes hereof, disinterested Directors are those members of the board of Directors who are not parties to the Proceeding in respect of which indemnification is sought by the Indemnified Person.

(b)
If the determination of entitlement to indemnification is to be made by Independent Counsel pursuant to Article 42.5(a) hereof, the Independent Counsel will be selected by the board of Directors and notified in writing to the Indemnified Person. The Indemnified Person may, within ten days after such written notice of selection will have been given, deliver to the Company a written objection to such selection; provided, however, that such objection may be asserted only on the ground that the Independent Counsel so selected does not meet the requirements of “Independent Counsel” as defined in this Article 42.5, and the objection will set forth with particularity the factual basis of such assertion. Absent a proper and timely objection, the person so selected will act as Independent Counsel. If a written objection is made, the Independent Counsel selected may not serve as Independent Counsel unless and until such objection is withdrawn or a court has determined that such objection is without merit. The Company will pay any and all reasonable fees and expenses of Independent Counsel in connection with acting pursuant to the Articles, and the Companies will pay all reasonable fees and expenses incident to the procedures of this Article 42.5.

(c)
The Indemnified Person will be deemed to have acted in good faith if the Indemnified Person’s action is based on the records or books of account of the Enterprise, including financial statements, or on information supplied to the Indemnified Person by the officers of the Enterprise in the course of their duties, or on the advice of legal counsel for the Enterprise or on information or records given or reports made to the Enterprise by an independent

Annex A-31

certified public accountant or by an appraiser or other expert selected with reasonable care by the Enterprise. Anyone seeking to overcome this presumption will have the burden of proof and the burden of persuasion by clear and convincing evidence. If such books, records, information, advice, or reports are not applicable, it will in any event be presumed that the Indemnified Person has at all times acted honestly and in good faith with a view to the best interests of the Company. Anyone seeking to overcome this presumption will have the burden of proof and the burden of persuasion by clear and convincing evidence. In addition, the knowledge and/or actions, or failure to act, of any director, officer, agent or employee of the Enterprise will not be imputed to the Indemnified Person for purposes of determining the right to indemnification under the Articles.
(d)
If the person, persons or entity empowered or selected under this Article 42.5 to determine whether the Indemnified Person is entitled to indemnification will not have made a determination within 60 days after receipt by the Company of the request therefor, the requisite determination of entitlement to indemnification will be deemed to have been made and the Indemnified Person will be entitled to such indemnification absent (i) a misstatement by the Indemnified Person of a material fact, or an omission of a material fact necessary to make the Indemnified Person’s statement not materially misleading, in connection with the request for indemnification, or (ii) a prohibition of such indemnification under applicable law; provided, however, that such 60 day period may be extended for a reasonable time, not to exceed an additional 30 days, if the person, persons or entity making such determination with respect to entitlement to indemnification in good faith requires such additional time to obtain or evaluate documentation and/or information relating thereto; and provided further, that the foregoing provisions of this Article 42.5(d) will not apply if the determination of entitlement to indemnification is to be made by the Members pursuant to Article 42.5(a), in which case the board of Directors of the Company will procure that such general meeting will take place no later than 75 days after the Company’s receipt of the indemnification request.

(e)
The Indemnified Person will cooperate with the person, persons or entity making such determination with respect to the Indemnified Person’s entitlement to indemnification, including providing to such person, persons or entity upon reasonable advance request any documentation or information which is not privileged or otherwise protected from disclosure and which is reasonably available to the Indemnified Person and reasonably necessary to such determination. Any Independent Counsel, member of the board of Directors or Member of the Company will act reasonably and in good faith in making a determination regarding the Indemnified Person’s entitlement to indemnification under the Articles. Any costs or expenses (including attorneys’ fees and disbursements) incurred by the Indemnified Person in so cooperating with the person, persons or entity making such determination will be borne by the Company unless the final determination is that the Indemnified Person is not entitled to indemnification, in which case the Indemnified Person will pay its own costs and reimburse the Company for any advances made to the Indemnified Person under the Articles.

(f)
The Company acknowledges that a settlement or other disposition short of final judgment may be successful if it permits a party to avoid expense, delay, distraction, disruption and uncertainty. In the event that any action, claim or proceeding to which the Indemnified Person is a party is resolved in any manner other than by adverse judgment against the Indemnified Person (including, without limitation, settlement of such action, claim or proceeding with or without payment of money or other consideration) it will be presumed that the Indemnified Person has been Successful, on the merits or otherwise, in such action, suit or proceeding. Anyone seeking to overcome this presumption will have the burden of proof and the burden of persuasion by clear and convincing evidence.

(g)
“Independent Counsel” means a law firm, or a member of a law firm, that is experienced in matters of corporation law and neither presently is, nor in the past five years has been, retained to represent (i) the Company or the Indemnified Person in any matter material to either such party (other than with respect to matters concerning the Indemnified Person under this Article 42.5, or of other indemnitees under similar indemnification agreements), or (ii) any

Annex A-32

other party to the Proceeding giving rise to a claim for indemnification hereunder. Notwithstanding the foregoing, the term “Independent Counsel” will not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Company or the Indemnified Person in an action to determine the Indemnified Person’s rights under this Article 42.5. The Company agrees to pay the reasonable fees of the Independent Counsel referred to above and to fully indemnify such counsel against any and all expenses, claims, liabilities and damages arising out of or relating to this Article 42.5 or its engagement pursuant hereto.
42.6
Subject to applicable law, the Company will, within five business days of receipt of a written request, advance monies to an Indemnified Person for all reasonable costs, charges and expenses which have been incurred by the Indemnified Person in connection with any Proceeding, provided that the Indemnified Person will repay any monies that have been so advanced if a court will have made a final determination, as to which all rights of appeal will have been exhausted or lapsed, that the Indemnified Person was not entitled to indemnification. Any advances under this Article 42.6 will be unsecured and interest-free.

42.7
The indemnity granted in this Article has effect as and from the first date on which the Director or officer became an Indemnified Person and will continue in full force and effect after the date on which the Director or officer ceases to be an Indemnified Person.

42.8
Promptly after receipt by the Indemnified Person of notice of the commencement, or the threat of commencement, of any Proceeding, the Indemnified Person will, if the Indemnified Person believes that indemnification may be sought from the Company under the Articles, notify the Company. Any failure of the Indemnified Person to provide such a notice to the Company will not, however, relieve the Company of any liability it may have to the Indemnified Person under the Articles unless and to the extent that the failure causes a material adverse effect upon the interests of the Company.

42.9
Notwithstanding any other provision of this Article 42, to the extent that the Indemnified Person is not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done, and fulfills the conditions set out in Article 42.3 (“Successful”), in any Proceeding, he or she will be indemnified to the maximum extent permitted by law, as such may be amended from time to time, against all expenses, as set forth above, actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If the Indemnified Person is not wholly successful in such Proceeding but is Successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such Proceeding, the Company will indemnify the Indemnified Person against such expenses actually and reasonably incurred by him or her or on his or her behalf in connection with each Successfully resolved claim, issue or matter. For purposes of this Article 42.9 and without limitation, the termination of any claim, issue or matter in such a Proceeding by dismissal, with or without prejudice, will be deemed to be a Successful result as to such claim, issue or matter.

42.10
If the Company may be obligated to pay the Liabilities of any Proceeding, the Company is entitled to assume the defense of the Proceeding with counsel reasonably satisfactory to the Indemnified Person, and will so notify the Indemnified Person. After the Company provides such a notification, satisfaction with counsel by the Indemnified Person and the retention of such counsel by the Company, the Company will not be liable to the Indemnified Person under the Articles for any fees of counsel or related expenses subsequently incurred by the Indemnified Person with respect to the same Proceeding, provided always that the Indemnified Person will have the right to employ his, her or their own counsel in any such Proceeding at the expense of the Indemnified Person. Notwithstanding the foregoing, if: (a) the employment of counsel by the Indemnified Person has been previously authorized by the Company; (b) the Indemnified Person will have been advised in writing by counsel that there may be a conflict of interest between the Company and the Indemnified Person in the conduct of any such defense; or the Company will not, in fact, have employed, or continue to employ, counsel or diligently instructed counsel in the defense of the Proceeding in question, then the fees and the expenses of the counsel of the Indemnified Person will be borne and paid by the Company.

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42.11
The Company will not settle any Proceeding in any manner that would impose any penalty, limitation or un-indemnified Liabilities on the Indemnified Person, or which would reasonably be expected to result in a material loss or diminishment of the Indemnified Person’s reputation, without the Indemnified Person’s written consent, which will not be unreasonably withheld.

42.12
The Company and the Indemnified Person will, from time to time, provide such information and cooperate with the other, as the other may reasonably request, in respect of all matters under this Article. Without limiting the foregoing, the Indemnified Person and his, her or its advisors will at all times be entitled to review during regular business hours all documents, records and other information with respect to the Company which are under the Company’s control and which may be reasonably necessary for the Indemnified Person to defend against any Proceeding, provided that the Indemnified Person will maintain all such information in the strictest confidence except to the extent necessary for the Indemnified Person’s defence.

42.13
In respect of an action or other Proceeding by or on behalf of the Company to procure judgment in its favour to which the Indemnified Person is made a party by reason of being or having been a Director or officer of the Company, the Company will immediately make application for approval of the Ontario Superior Court of Justice or any other applicable court of competent jurisdiction to indemnify the Indemnified Person against all Liabilities reasonably incurred by him or her in connection with such action or Proceeding if (a) the Indemnified Person acted honestly and in good faith with a view to the best interests of the Company; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Person had reasonable grounds for believing that his or her individual conduct was lawful. In respect of an action or other Proceeding by or on behalf of the Company to procure judgment in its favour in respect of which the Company is obligated by this Article 42.13 to make application for approval of the Ontario Superior Court of Justice or any other applicable court of competent jurisdiction to indemnify the Indemnified Person, the Company will in the first instance pay all such expenses in respect the final disposition of the action or Proceeding in question as such expenses are incurred; provided that the Indemnified Person hereby undertakes to repay such amount if a court in a final judgment determines that the Indemnified Person is not entitled to be indemnified.

43
Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company will end on 31st December in each year and, following the year of incorporation, will begin on 1st January in each year.
44
Transfer by Way of Continuation

The Company will, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.
45
Mergers and Consolidations

The Company will, with the approval of a Special Resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Statute), upon such terms as the Directors may determine.

Annex A-34

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Annex B
Proposed Charter

Annex B-1

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Annex C
Proposed Bylaws

Annex C-1

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Annex D
EXECUTION VERSION
AGREEMENT AND PLAN OF MERGER
dated as of
MAY 5, 2021
by and among
GALAXY DIGITAL HOLDINGS LTD.,
GALAXY DIGITAL HOLDINGS LP,
GALAXY DIGITAL PUBCO INC.,
GDH TITAN MERGER SUB 1, INC.,
GDH TITAN MERGER SUB 2, INC.,
BITGO HOLDINGS, INC.
and
FORTIS ADVISORS LLC,
in its capacity as the Equityholders’ Representative

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83

Annex D-i

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83

Annex D-ii

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83

Annex D-iii

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83

Annex D-iv

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Exhibits
Exhibit A	—	Form of Support Agreement
Exhibit B	—	Form of Parent Post-Domestication Certificate of Incorporation
Exhibit C	—	Form of First Certificate of Merger
Exhibit D	—	Form of Second Certificate of Merger
Exhibit E	—	Form of Election Form
Exhibit F	—	Form of Letter of Transmittal
Exhibit G	—	Form of Resignation Letter
Schedules
Company Disclosure Schedule
Parent Disclosure Schedule
Schedule I	—	Support Agreement Equityholders
Schedule II	—	Illustrative Closing Working Capital Calculation and Illustrative Loan Book Base Net Equity Value Calculation
Schedule III	—	Parent Restructuring
Schedule IV	—	Post-Closing Restructuring

Annex D-v

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of May 5, 2021 is made by and among Galaxy Digital Holdings Ltd., an exempted company formed under the laws of the Cayman Islands (“Parent” provided that, (i) with respect to any time after the effective time of the Domestication (as defined herein), “Parent” shall be deemed to refer to Galaxy Digital Holdings Inc., a Delaware corporation, for all purposes hereof and (ii) with respect to any time after the First Merger Effective Time (as defined herein), “Parent” shall be deemed to refer to Surviving GDHI (as defined herein) for all purposes hereof), Galaxy Digital Holdings LP, an exempted limited partnership formed and registered under the laws of the Cayman Islands (“OpCo”), acting by its general partner, Galaxy Digital Holdings GP LLC (“OpCo GP”), Galaxy Digital Pubco Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent as of the date hereof (“HoldCo”), GDH Titan Merger Sub 1, Inc., a Delaware corporation and a direct wholly owned subsidiary of HoldCo as of the date hereof (“Merger Sub 1”), GDH Titan Merger Sub 2, Inc., a Delaware corporation and an entity directly jointly owned by OpCo and HoldCo as of the date hereof (“Merger Sub 2” and, together with Merger Sub 1, the “Merger Subs” and, the Merger Subs together with Parent, OpCo and HoldCo, the “Parent Parties”), BitGo Holdings, Inc., a Delaware corporation (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company, in its capacity as the representative of the Equityholders as set forth herein (the “Equityholders’ Representative”).
RECITALS:
WHEREAS, at the Domestication Effective Time, upon the terms and subject to the conditions of this Agreement, and as part of the Parent Restructuring contemplated by this Agreement, Parent will de-register as an exempted company in the Cayman Islands in accordance with Article 44 of the Parent’s Articles of Association and domesticate into the United States and be registered by way of continuation in the State of Delaware as a corporation in accordance with Delaware Law and the Cayman Islands Companies Act (the “Domestication”);
WHEREAS, following the Parent Restructuring, including the Domestication, upon the terms and subject to the conditions of this Agreement, Parent, the Merger Subs and the Company will effect a reorganization in which, as steps in a single, integrated transaction, (i) Merger Sub 1 will merge with and into Parent in accordance with this Agreement and Delaware Law (the “First Merger”), Merger Sub 1 will cease to exist and Parent will become a wholly owned subsidiary of HoldCo, and (ii) as part of the same overall transaction, Merger Sub 2 will merge with and into the Company in accordance with this Agreement, Delaware Law and the CCC, Merger Sub 2 will cease to exist and the Company will survive as an entity directly and jointly owned by OpCo and HoldCo (the “Second Merger” and, collectively or in seriatim with the First Merger, as appropriate, the “Mergers”);
WHEREAS, in connection with the Domestication and the other transactions contemplated by this Agreement, the Parent Parties intend that the HoldCo Class A Common Stock will be listed on the Nasdaq Capital Market (“Nasdaq”) or another U.S. national securities exchange;
WHEREAS, the board of directors of Parent has, based on the recommendation of the Special Committee, which recommendation was made after consultation with its financial and legal advisors, (i) determined that the Parent Restructuring is in the best interests of Parent and fair to Parent Shareholders and (ii) resolved to recommend that Parent Shareholders (excluding any Person excluded for the purpose of such vote pursuant to the principles of MI 61-101 and/or the rules and policies of the TSX) vote in favor of the Parent Restructuring Resolution;
WHEREAS, the board of directors of Parent has (i) determined that this Agreement and the applicable transactions contemplated hereby are fair to and in the best interests of Parent and Parent Shareholders and (ii) approved and declared advisable such applicable transactions contemplated by this Agreement, in each case, upon the terms and subject to the conditions of this Agreement and in accordance with Parent’s Articles of Association and the Cayman Islands Companies Act and Delaware Law;
WHEREAS, OpCo GP, the general partner of OpCo, has unanimously determined that this Agreement and the transactions contemplated hereby are in the best interests of OpCo and the limited partners of OpCo and approved this Agreement and the transactions contemplated hereby;

Annex D-1

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
WHEREAS, (A) the board of directors of each of HoldCo, Merger Sub 1 and Merger Sub 2 has unanimously (i) determined that this Agreement and the transactions contemplated hereby are fair and in the best interests of such Person and its stockholder(s), as applicable, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, (iii) directed that the approval of this Agreement and the transactions contemplated hereby be submitted for approval and adoption by such Person’s stockholder(s), as applicable, and (iv) recommended the approval and adoption of this Agreement and the transactions contemplated hereby by such Person’s stockholder(s), as applicable, and (B) promptly following the execution of this Agreement, (x) Parent, as the sole stockholder of HoldCo, (y) HoldCo, as the sole stockholder of Merger Sub 1, and (z) HoldCo and OpCo, as all of the stockholders of Merger Sub 2, in each case, shall approve and adopt this Agreement and the transactions contemplated hereby;
WHEREAS, the board of directors of the Company has unanimously (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company and the stockholders of the Company, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, (iii) directed that the approval of this Agreement and the transactions contemplated hereby be submitted for approval and adoption by the stockholders of the Company and (iv) recommended the approval and adoption of this Agreement and the transactions contemplated hereby by the stockholders of the Company;
WHEREAS, for U.S. federal income tax purposes, each of the parties intends that (i) the Second Merger will be treated as (x) with respect to the portion, if any, of the Closing Cash Consideration received by the Company Stockholders in the Second Merger that is attributable to (A) any indebtedness incurred by Merger Sub 2 for the purpose of funding all or a portion of the Closing Cash Consideration hereunder or (B) any cash of the Company or any of its Subsidiaries that is transferred to the Exchange Agent pursuant to Section 3.11(b), a redemption of a portion of the outstanding Company Stock by the Company with a value equal to the sum of (A) and (B) that is treated as a sale or exchange of Company Stock under Section 302(a) of the Code and the principles of Zenz v. Quinlivan, 213 F.2d 914 (6th Cir. 1954), (y) with respect to the sum of (1) the remaining Closing Cash Consideration, if any, (2) the Equityholders’ Representative Expense Amount and (3) the estimated value as of the Closing Date (as reasonably determined by OpCo) of the rights to any other consideration (other than the Class A Common Stock) to be received pursuant to the Second Merger, including any amounts to be received by the Company Stockholders in respect of a Regulatory Capital Payment or out of the Holdback Adjustment Amount, the Holdback Indemnity Initial Amount and the Holdback Deferred Release Amount (it being understood that the foregoing is intended solely to determine the portion of the outstanding Company Stock acquired by OpCo and is not intended to govern the Tax treatment of the acquisition described in this clause (y) by the Company Stockholders as an installment sale or open transaction), a sale by the Company Stockholders to OpCo of a portion of the outstanding Company Stock with a value equal to such sum, and (z) with respect to the HoldCo Class A Common Stock received by the Company Stockholders in the Second Merger, an exchange by the Company Stockholders with HoldCo of a portion of the outstanding Company Stock with a value equal to such HoldCo Class A Common Stock for such HoldCo Class A Common Stock in a transaction that, together with the First Merger, qualifies as a transfer of property to a corporation that meets the requirements of Section 351 of the Code (the “Company Stockholder Section 351 Exchange”), (ii) the First Merger will be treated, with respect to the HoldCo Class A Common Stock received by the Parent Shareholders in the First Merger, as an exchange of Parent Common Stock for such HoldCo Common Stock in a transaction that, together with the Company Stockholder Section 351 Exchange, qualifies as a transfer of property to a corporation that meets the requirements of Section 351 of the Code, and (iii) the contribution by HoldCo of the Company Stock acquired in the Company Stockholder Section 351 Exchange to OpCo in exchange for limited partnership interests in OpCo will be treated as a contribution of property that qualifies for the nonrecognition of gain or loss under Section 721(a) of the Code (the matters set forth in the foregoing clauses (i), and (ii) and (iii) collectively, the “Intended Tax Treatment”);
WHEREAS, following the execution and delivery of this Agreement, the Equityholders (and certain of such Equityholders’ Related Parties) set forth on Schedule I hereto will enter into support agreements (each, a “Support Agreement”) agreeing to certain matters in connection with the transactions contemplated hereby substantially in the form attached as Exhibit A hereto;
WHEREAS, as promptly as reasonably practicable (and in any event within two Business Days) following the time at which the S-4 Registration Statement is declared effective under the Securities Act, the

Annex D-2

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Company will obtain and deliver to Parent the written consent of the holders of Company Stock irrevocably adopting this Agreement and approving the Mergers and the other transactions contemplated by this Agreement and the other Transaction Documents (the “Written Consent”);
WHEREAS, concurrently with the execution and delivery of this Agreement, and as an inducement to Parent’s willingness to enter into this Agreement, each Key Service Provider has entered into an employment offer letter with Parent (or an Affiliate of Parent) (each, a “Key Service Provider Agreement”), which Key Service Provider Agreements shall be effective as of, and contingent on, the Second Merger Effective Time; and
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged and agreed), the parties hereto, intending to be legally bound, hereby agree as follows:
ARTICLE 1
Definitions
Section 1.01.   Definitions.    The following terms, as used herein, have the following meanings:
“2020 Unaudited Financial Statements” has the meaning set forth in Section 4.06(a).
“Accounting Policies” means (i) the accounting principles and methods set forth on Section 1.01(a) of the Company Disclosure Schedule, (ii) solely to the extent (A) not inconsistent with the accounting principles and methods set forth on Section 1.01(a) of the Company Disclosure Schedule and (B) consistent with GAAP, the accounting principles and methods the Company used to produce the most recent Audited Financial Statements, and (iii) to the extent not addressed in the accounting principles and methods described in the foregoing clauses (i) and (ii), GAAP.
“Accounting Referee” has the meaning set forth in Section 3.14(c).
“Acquired Companies” means the Company and each of its Subsidiaries (including, from and after the Second Merger Effective Time, the Surviving Company and each of its Subsidiaries).
“Acquired Companies 401(k) Plan(s)” has the meaning set forth in Section 8.01(d).
“Acquisition Proposal” has the meaning set forth in Section 6.09.
“Action” means any action, suit, investigation, audit (including Tax audit), litigation, arbitration, claim (including any crossclaim or counterclaim), charge or proceeding (including any civil, criminal, administrative, arbitral, investigative or appellate proceeding).
“Advisory Group” has the meaning set forth in Section 12.01(e).
“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings. For the avoidance of doubt, (i) prior to the Second Merger Effective Time, none of the Acquired Companies shall be deemed to be an Affiliate of Parent, (ii) as of immediately following the Second Merger Effective Time, the Affiliates of Parent shall include the Acquired Companies and (iii) the Company shall be deemed to be an Affiliate of each of its Subsidiaries.
“Affiliate Contract” has the meaning set forth in Section 4.26(v).
“Affordable Care Act” has the meaning set forth in Section 4.25(g).
“Agreement” has the meaning set forth in the preamble hereto.

Annex D-3

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
“Allocation Schedule” means the Allocation Schedule in the form delivered by the Company and reasonably agreed to by Parent (as updated and revised in accordance with this Agreement) setting forth the following information:
(i)
each Equityholder’s name, last known address and last known email address;

(ii)
the number of shares of each class and series of Company Stock held as of immediately prior to the Second Merger Effective Time by each such Equityholder;

(iii)
the number of shares of each class and series of Company Stock subject to Company Stock Options (and the exercise price(s) thereof) held as of immediately prior to the Second Merger Effective Time by each such Equityholder;

(iv)
the Updated Ungranted Option Schedule (which shall set forth each Ungranted Option and, with respect to each Ungranted Option, the Ungranted Option Counterparty holding such Ungranted Option and the Vested Portion of Ungranted Option and Unvested Portion of Ungranted Option and Closing Ungranted Option Payment applicable thereto);

(v)
the Fully Diluted Share Number;

(vi)
the Closing Aggregate Consideration Value;

(vii)
the Closing Per Share Consideration Value;

(viii)
the Exchanged Option Ratio;

(ix)
the Crypto Proceeds Additional Consideration;

(x)
whether each Equityholder that is a Company Stockholder has made a Stock Election, Cash Election, Mixed Election or no Merger Consideration Election, and the number of Cash Election Shares and Stock Election Shares held by such Equityholder;

(xi)
the Cash Election Shortfall Amount or the Cash Election Surplus Amount, if any;

(xii)
a calculation of each of the Per Share Closing Consideration due to each Equityholder hereunder (including, for the avoidance of doubt, (A) the amount of cash and/or (B) the number of shares of HoldCo Class A Common Stock comprising the Per Share Closing Consideration due to each Equityholder hereunder);

(xiii)
with respect to each Equityholder Distribution, (w) the amount of such Equityholder Distribution, (x) the portion of such Equityholder Distribution to which each Equityholder is entitled (as calculated in accordance with this Agreement), (y) the aggregate amount of such Equityholder Distribution together with all prior Equityholder Distributions and (z) the aggregate portion of such Equityholder Distributions to which such Equityholder is entitled (as calculated in accordance with this Agreement); and

(xiv)
each Equityholder’s Pro Rata Indemnity Share.

“Applicable Law” means, with respect to any Person, any transnational, domestic or foreign federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied, in each case, by a Governmental Authority, and authoritative interpretations of each of the foregoing, in each case that is binding upon or applicable to such Person or its properties.
“Appraisal Demand” has the meaning set forth in Section 3.09(c).
“Audited Financial Statements” has the meaning set forth in Section 4.06(a).
“Balance Sheet” means the unaudited consolidated balance sheet of the Company as of the Balance Sheet Date.
“Balance Sheet Date” means December 31, 2020.

Annex D-4

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
“Base Cash Consideration” means $265,000,000.
“Base Shares Consideration” means 33,800,000 shares of HoldCo Class A Common Stock.
“Base Working Capital” means (i) $11,000,000, plus (ii) if none of the Acquired Companies hold an OCC Trust Charter as of the Measurement Time, an amount equal to $8,600,000.
“Basket” has the meaning set forth in Section 11.03.
“BD Compliance Policies” has the meaning set forth in Section 4.20(f).
“Broker-Dealer” means a “broker” or “dealer” (as defined in Sections 3(a)(4) and 3(a)(5) of the Securities Exchange Act) engaging in such activity in the United States. For the avoidance of doubt, the Company Broker-Dealer Subsidiary shall constitute a “Broker-Dealer” for all purposes hereof.
“Brokerage Services” means brokerage, broker-dealer transaction processing, dealer, distributorship, custodial, and related services, or any other services that involve acting as a Broker-Dealer, and performing ancillary services and activities related or incidental thereto.
“Burdensome Condition” has the meaning set forth in Section 9.01(a)(iv).
“Business Day” means a day, other than a Saturday, a Sunday or any other day on which commercial banks in New York, New York, United States are authorized or required by Applicable Law to close.
“Canadian Securities Laws” means, collectively: (i) the applicable securities laws of each of the provinces and territories of Canada; and (ii) the respective regulations and rules made and forms prescribed under such securities laws, together with all applicable and legally enforceable published policy statements, multilateral or national instruments, blanket orders, rulings and notices of the securities commission and/or other securities regulatory authority in each such jurisdiction.
“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act of 2020.
“Cash” means, as of any time of determination, the aggregate amount of unrestricted cash, bank deposits and marketable debt and equity securities (but, in the case of cash equivalents, marketable debt and equity securities, only short-term, highly liquid investments from investment grade counterparties that are readily convertible to known amounts of cash within 30 days and are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates) as of such time and in each case determined in accordance with the Accounting Policies; provided that Cash shall: (i) be calculated net of (x) security deposits, bond guarantees, collateral reserve accounts, Regulatory Capital, cash or Virtual Currency held as collateral by the Acquired Companies,Virtual Currency deposited with or held by the Acquired Companies in connection with their wrapped Bitcoin business, amounts held in escrow and deposits or other amounts related work or services not yet performed, and net of amounts that are not freely usable, distributable or transferable (including as a result of Taxes imposed as a result of any use, distribution or transfer) (the amounts contemplated by this clause (i)(x) collectively, “Restricted Cash”), (y) outstanding outbound checks, draws, ACH debits and wire transfers to the extent there has been a reduction of accounts payable or other applicable liability that would have otherwise been taken into account in Closing Working Capital in respect thereof and (z) any Virtual Currency (or any value associated therewith) and the Crypto Proceeds; (ii) include inbound checks, draws, ACH credits and wire transfers deposited or available for deposit to the extent there has been a reduction of accounts receivable that would have otherwise been taken into account in Closing Working Capital in respect thereof; (iii) be decreased by the amount of any insurance proceeds received, including in connection with the damage or destruction of any property or asset (except to the extent that there is a reduction in a current asset of the Company that results in a reduction to Closing Working Capital and/or a reduction in Cash that results in a reduction to Closing Cash in connection with the occurrences giving rise to such insurance proceeds being received); (iv) include the Unreimbursed Company Financing Assistance Costs; (v) exclude Loan Book Assets, Loan Book Liabilities and Loan Book Collateral; and (vi) exclude digital intangible assets and liabilities, digital intangible asset loans, digital intangible asset collateral, digital intangible asset restricted (or any value associated with the foregoing items described in this clause (vi)).
“Cash Election” has the meaning set forth in Section 3.08(a).

Annex D-5

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
“Cash Election Shares” has the meaning set forth in Section 3.08(a).
“Cash Election Shortfall Amount” has the meaning set forth in Section 3.08(d)(i).
“Cash Election Surplus Amount” has the meaning set forth in Section 3.08(d)(ii).
“Cayman Islands Companies Act” means the Companies Act (As Revised) of the Cayman Islands.
“Cayman Islands Registrar of Companies” means the Registrar of Companies of the Cayman Islands under the Cayman Islands Companies Act.
“CCC” means the California Corporations Code.
“Certificates” has the meaning set forth in Section 3.11.
“Change of Control” means a transaction or series of related transactions occurring after the Closing Date in which any “person” or “group” (within the meaning of Section 13(d) and 14(d) of the Exchange Act) (other than the Parent Shareholders), becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of HoldCo (on an as-exercised and as-converted basis) having the right to vote for the election of members of HoldCo’s board of directors.
“Charter” means the Third Amended and Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on February 14, 2020.
“Claim” has the meaning set forth in Section 11.04.
“Closing” has the meaning set forth in Section 3.01.
“Closing Aggregate Consideration Value” means an amount in cash equal to (i) the value of the Base Shares Consideration (valued at the Galaxy Share Value Price), plus (ii) the Closing Cash Consideration, plus (iii) the value of the Crypto Proceeds Additional Consideration (valued at the Galaxy Share Value Price).
“Closing Cash” means the aggregate amount of Cash of the Acquired Companies as of the Measurement Time (it being acknowledged and agreed that the amount of Closing Cash shall not exceed Maximum Closing Cash for any purpose hereunder).
“Closing Cash Consideration” means an amount in cash equal to (i) the Base Cash Consideration, plus (ii) the Estimated Adjustment Amount, minus (iii) the Holdback Adjustment Amount, minus (iv) the Holdback Deferred Initial Amount, minus (v) the Holdback Indemnity Initial Amount, minus (vi) the Equityholders’ Representative Expense Amount, plus (vii) the aggregate exercise prices of all In-the-Money Company Stock Options (whether or not vested) outstanding as of immediately prior to the Second Merger Effective Time, minus (viii) an amount equal to (A) the aggregate number of shares of HoldCo Class A Common Stock underlying options granted (or required to be granted) pursuant to Section 3.07(c) in respect of Ungranted Options existing as of the date hereof multiplied by (B) 0.75, multiplied by (C) the Galaxy Share Value Price, minus (ix) an amount equal to (A) the aggregate number of shares of HoldCo Class A Common Stock underlying options granted (or required to be granted) pursuant to Section 3.07(c) in respect of Ungranted Options existing as of immediately prior to the Closing but not existing as of the date hereof multiplied by (B) 0.25, multiplied by (C) the Galaxy Share Value Price.
“Closing Date” has the meaning set forth in Section 3.01.
“Closing Indebtedness” means the aggregate amount of all Indebtedness as of the Measurement Time (including in respect of (i) principal, (ii) interest thereon, (iii) penalties, premiums (including make-whole premiums), prepayment penalties, breakage costs, fees, expenses or similar charges that would arise as a result of the discharge of such Indebtedness in connection with the Closing and (iv) payments or premiums in respect of any Indebtedness attributable to, or which would arise as a result of, a change of control of any Acquired Company or the transactions contemplated hereby).
“Closing Per Share Consideration Value” means (i) the Closing Aggregate Consideration Value divided by (ii) the Fully Diluted Share Number.

Annex D-6

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
“Closing Ungranted Option Payment” means, with respect to each Ungranted Option, the total payment in exchange for which the Company agrees (prior to the Second Merger Effective Time) with the applicable Ungranted Option Counterparty, pursuant to a form of agreement reasonably acceptable to Parent, to cancel the Vested Portion of such Ungranted Option, provided that the Closing Ungranted Option Payment shall be $0 with respect to an Ungranted Option if the applicable Ungranted Option Counterparty is not employed by, or otherwise a service provider of, one of the Acquired Companies as of the Second Merger Effective Time.
“Closing Working Capital” means the amount equal to (i) the aggregate amount of current assets of the Acquired Companies (excluding (A) any current or deferred income Tax assets and (B) the Crypto Proceeds) minus (ii) the aggregate amount of current liabilities of the Acquired Companies (excluding any current or deferred income Tax liabilities and expressly excluding the Crypto Income Tax Reserve Amount, the Crypto Income Tax Adjustment Amount and any liability represented thereby), in each case calculated in accordance with the Accounting Policies and as of the Measurement Time; provided that Closing Working Capital shall exclude (x) any receivable in respect of insurance proceeds, including in connection with the damage or destruction of any property or asset occurring after the date hereof and prior to the Measurement Time (except to the extent that there is a reduction in a current asset of the Company that results in a reduction to Closing Working Capital and/or a reduction in Cash that results in a reduction to Closing Cash in connection with the occurrences giving rise to such insurance proceeds being received), (y) any Virtual Currency and digital intangible assets and liabilities, digital intangible asset loans, digital intangible asset collateral assets and liabilities, digital intangible asset restricted (or any value associated with the foregoing items described in this clause (y)) and (z) any amounts associated with fiat currency loans, Loan Book Assets, Loan Book Liabilities and Loan Book Collateral. Notwithstanding the foregoing, no amounts or accruals in respect of Closing Cash, Restricted Cash, Unpaid Transaction Expenses, Crypto Proceeds, Closing Indebtedness or, other than pursuant to the express terms of Excluded Arrangements, amounts (A) either payable or receivable by the Acquired Companies under Affiliate Contracts or other arrangements with Related Parties that are solely between or among one or more Acquired Companies or (B) receivable by the Acquired Companies under Affiliate Contracts or other arrangements with Related Parties that are not entered into in the ordinary course of business on arms’ length terms, shall be reflected in Closing Working Capital. The illustrative calculation of Closing Working Capital that is set forth on Schedule II hereto is included in this Agreement solely to provide guidance with respect to mathematical calculations, and the balances therein are not intended to provide any basis with respect to how the Accounting Policies shall be applied. In the event of an inconsistency between such illustrative calculation of Closing Working Capital and the Accounting Policies, the Accounting Policies shall control.
“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985.
“Code” means the Internal Revenue Code of 1986
“Collective Bargaining Agreement” means any written or oral agreement, memorandum of understanding or other contractual obligation between any of the Acquired Companies and any labor organization or other authorized employee representative representing Service Providers.
“Company” has the meaning set forth in the preamble hereto.
“Company 2020 Audited Financial Statements” means the audited financial statements of the Company and its Subsidiaries as of and for the year ended December 31, 2020, including the accompanying notes, prepared in accordance with GAAP and in a form that complies with the requirements of Regulation S-X for an offering of equity securities pursuant to a registration statement on Form S-1 for a non-reporting company and audited in accordance with PCAOB auditing standards by a PCAOB-qualified accounting firm that is independent from the Company and such Subsidiaries under Rule 2-01 of Regulation S-X under the Securities Act, together with auditor’s reports from Deloitte & Touche LLP (which reports shall include an unqualified opinion that such financial statements present fairly, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of December 31, 2020 and 2019 and the results of their operations and their cash flows for the years then ended in accordance with GAAP).
“Company Broker-Dealer Subsidiary” means Portum Capital LLC.
“Company Class A Common Stock” means the Class A Common Stock (as defined in the Charter).

Annex D-7

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
“Company Class F Common Stock” means the Class F Common Stock (as defined in the Charter).
“Company Common Stock” means the Common Stock (as defined in the Charter).
“Company Disclosure Schedule” means the disclosure schedules dated the date of this Agreement and delivered by the Company to Parent and the Merger Subs in connection with the execution of this Agreement.
“Company Disregarded Shares” has the meaning set forth in Section 3.06(b).
“Company Employee” means any employee of any Acquired Company.
“Company Equity Interests” means each share of Company Stock and each Company Stock Option.
“Company Fundamental Representations” means (i) the representations and warranties contained in Sections 4.01, 4.02, 4.03, 4.04(i), 4.05, 4.10(l), 4.12(c), 4.19(e) and 4.22 and (ii) solely for purposes of Article 11, Section 4.26.
“Company Insurance Policies” has the meaning set forth in Section 4.16.
“Company Material Adverse Effect” means a Material Adverse Effect with respect to the Acquired Companies, taken as a whole.
“Company Preferred Stock” means, collectively, the Series Seed Preferred Stock, the Series A Preferred Stock, the Series B Preferred Stock, the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock.
“Company Regulatory Agreement” has the meaning set forth in Section 4.19(f).
“Company Stock” means, collectively, the Company Common Stock and the Company Preferred Stock.
“Company Stock Option” means each option to purchase shares of Company Common Stock, whether vested or unvested, granted or issued to a Service Provider pursuant to the Company Stock Plan or otherwise.
“Company Stock Plan” means the BitGo Holdings, Inc. Amended and Restated Stock Incentive Plan adopted by the board of directors of the Company on October 12, 2018 and approved by the Company Stockholders on October 12, 2018, as amended by the Amendment thereto on December 3, 2018.
“Company Stockholder” means any Person who holds Company Stock.
“Company Stockholder Section 351 Exchange” has the meaning set forth in the recitals hereto.
“Company Transfer Agent Subsidiary” means Harbor Digital Transfer Agent LLC.
“Company Trust Subsidiaries” mean BitGo Trust Company, Inc. and BitGo New York Trust Company.
“Condition Satisfaction Date” has the meaning set forth in Section 3.01.
“Confidential Information” has the meaning set forth in Section 9.02(c).
“Confidential Provisions” means each schedule contained in, and the items disclosed in, the Company Disclosure Schedule and the Parent Dislcosure Schedule.
“Confidentiality Agreement” means that certain Mutual Non-Disclosure Agreement dated as of January 7, 2021 by and between Galaxy Digital Holdings Ltd. and BitGo Holdings, Inc.
“Consent” means any consent, approval, waiver, license, permit, variance, exemption, franchise, clearance, authorization, acknowledgment, order or other confirmation.
“Consent Solicitation Statement” has the meaning set forth in Section 6.03(a).
“Contract” means any agreement, lease, sublease, license, sublicense contract, obligation, Permit, sale or purchase order, service order, indenture, note, bond, loan, mortgage, deed of trust, instrument, commitment

Annex D-8

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
or undertaking, including any exhibits, annexes, appendices or attachments thereto, and any amendments, modifications, supplements, extension or renewals thereto.
“Covered Employee” has the meaning set forth in Section 8.01.
“Covered Tax” means, without duplication, (i) all Taxes of the Acquired Companies with respect to any Pre-Closing Tax Period, including, for the avoidance of doubt, all income Taxes arising as a result of Section 965 of the Code without regard to any election made or to be made under Section 965(h), (ii) all Taxes imposed on any of the Acquired Companies as a result of having been a member of an affiliated, consolidated, combined or unitary or similar Tax group on or prior to the Closing Date, (iii) all Taxes imposed on any of the Acquired Companies as a transferee, successor or by Contract entered into prior to the Second Merger Effective Time (other than any customary commercial Contract entered into in the ordinary course of business, the principal subject matter of which is not Taxes), (iv) all Taxes arising from the breach of the representations or warranties set forth in Section 4.10(b)(vii), (g), (h) or (k), (v) all Taxes resulting from the application of Section 280G of the Code to any payment made pursuant to this Agreement or to any payment made as a result of, or in connection with, any transaction contemplated by this Agreement, (vi) any Transfer Taxes for which Equityholders are responsible under Section 7.01, (vii) any Tax Liability of any of the Acquired Companies for the payment of any amount as a result of being a party to any Tax Sharing Agreement (other than a Tax Sharing Agreement solely between two or more Acquired Companies), and (viii) any Taxes of the Acquired Companies that accrued in a Pre-Closing Tax Period but became payable in a Post-Closing Tax Period as a result of, or in connection with, any provision of the CARES Act (whether or not such Taxes arise as a result of any transaction contemplated by this Agreement).
“Crypto Income Tax Adjustment Amount” means an amount (which may be positive or negative) equal to (i) the Crypto Income Tax Reserve Amount minus (ii) the Final Incremental Crypto Income Tax Liability Amount.
“Crypto Income Tax Reserve Amount” has the meaning set forth in Section 3.13(a)(i).
“Crypto Proceeds” has the meaning set forth in Section 3.19 of the Company Disclosure Schedule.
“Crypto Proceeds Additional Consideration” means a number of shares of HoldCo Class A Common Stock equal in the aggregate to (i) the Crypto Proceeds Net Value Amount, divided by (ii) the Galaxy Crypto Proceeds Share Value Price.
“Crypto Proceeds Adjustment Amount” means an amount (which may be positive or negative) equal to (i) the Final Crypto Proceeds minus (ii) the Estimated Crypto Proceeds.
“Crypto Proceeds Net Value Amount” means an amount equal to (i) the Estimated Crypto Proceeds minus (ii) the Crypto Income Tax Reserve Amount, it being acknowledged and agreed that the Crypto Proceeds Net Value Amount shall not exceed Maximum Crypto Proceeds for any purpose hereunder (other than the reference to Crypto Proceeds Net Value Amount in Section 6.01(b)(ii)).
“D&O Indemnified Party” has the meaning set forth in Section 9.06.
“D&O Tail” has the meaning set forth in Section 9.06.
“Damages” has the meaning set forth in Section 11.02.
“De Minimis Amount” has the meaning set forth in Section 11.03.
“Delaware Law” means the General Corporation Law of the State of Delaware.
“Dissenting Shares” has the meaning set forth in Section 3.09(a).
“Domestication” has the meaning set forth in the recitals hereto.
“Domestication Date” has the meaning set forth in Section 2.01.
“Domestication Effective Time” has the meaning set forth in Section 2.01.
“Election Deadline” has the meaning set forth in Section 3.08(b).

Annex D-9

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
“Election Form” has the meaning set forth in Section 3.08(a).
“Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not covered by ERISA), (ii) employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case whether or not written and (x) that is sponsored, maintained, administered, contributed to or entered into by any of the Acquired Companies or any of their respective Affiliates for the current or future benefit of any current or former Service Provider or (y) for which any of the Acquired Companies has or could reasonably be expected to have any direct or indirect Liability.
“End Date” has the meaning set forth in Section 13.01(b).
“Environmental Laws” means any Applicable Law relating to human health or safety, the environment or any pollutants, contaminants, wastes, chemicals, or any other toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials, including the terms of any Environmental Permit.
“Environmental Permits” means all Permits required by Environmental Laws for the business of the Acquired Companies as currently conducted.
“Environmental Release” means any release, spill, leak, pumping, pouring, emitting, emptying, discharge, injection, escape, leaching, dumping, placing, discarding, abandonment, disposal, deposit, dispersing or migration into or through the environment.
“Equity Security” means (i) any share capital, partnership interest, membership interest or unit, capital stock, equity interest, voting security or other ownership interest, (ii) any other interest or participation (including phantom units or interests) that confers on a Person the right to receive a unit of the profits and losses of, or distribution of assets of, the issuing entity (including any “profits interests”), (iii) any subscription, call, warrant, option, restricted share, restricted stock unit, stock appreciation right, performance unit, incentive unit or other commitment of any kind or character relating to, or entitling any Person to purchase or otherwise acquire any of the foregoing and (iv) any security convertible into or exercisable or exchangeable for any of the foregoing, and “equity security” or “equity interest” shall have the same meaning.
“Equityholder” means any Person who holds Company Equity Interests.
“Equityholder Distribution” has the meaning set forth in Section 3.16.
“Equityholder Indemnified Parties” has the meaning set forth in Section 11.02(b).
“Equityholders’ Representative” has the meaning set forth in the preamble hereto.
“Equityholders’ Representative Engagement Agreement” has the meaning set forth in Section 12.01(e).
“Equityholders’ Representative Expense Account” has the meaning set forth in Section 3.12.
“Equityholders’ Representative Expense Amount” has the meaning set forth in Section 3.12.
“Equityholders’ Representative Expenses” has the meaning set forth in Section 12.01(e).
“Equityholders’ Representative Fund Distribution Amount” has the meaning set forth in Section 12.02(c)(i).
“Equityholders’ Representative Group” has the meaning set forth in Section 12.01(e).
“ERISA” means the Employee Retirement Income Security Act of 1974.

Annex D-10

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
“ERISA Affiliate” with respect to an entity means any other trade or business, whether or not incorporated, that, together with such first entity, would be treated as a single employer under Section 414 of the Code.
“Estimate Statement” has the meaning set forth in Section 3.13(a)(i).
“Estimated Adjustment Amount” means an amount, which may be positive or negative, equal to (i) Estimated Closing Working Capital, minus (ii) Base Working Capital, minus (iii) the absolute value of the amount by which the Estimated Loan Book Net Equity Value is less than the Estimated Loan Book Base Net Equity Value (or, if the Estimated Loan Book Net Equity Value is greater than the Estimated Loan Book Base Net Equity Value, then $0), minus (iv) the Estimated Loan Book Under Collateralization Amount (which shall not be less than $0), minus (v) Estimated Closing Indebtedness, minus (vi) Estimated Unpaid Transaction Expenses, plus (vii) Estimated Closing Cash (it being acknowledged and agreed that the amount of Estimated Closing Cash shall not exceed Maximum Closing Cash for any purpose hereunder); provided that such Estimated Adjustment Amount shall not in any case, unless Parent otherwise agrees in writing, exceed $10,000,000 and, if it exceeds $10,000,000, it shall be deemed to be $10,000,000 for all purposes hereof.
“Estimated Closing Cash” has the meaning set forth in Section 3.13(a)(i).
“Estimated Closing Indebtedness” has the meaning set forth in Section 3.13(a)(i).
“Estimated Closing Working Capital” has the meaning set forth in Section 3.13(a)(i).
“Estimated Crypto Proceeds” has the meaning set forth in Section 3.13(a)(i).
“Estimated Loan Book Net Equity Value” has the meaning set forth in Section 3.13(a)(i).
“Estimated Loan Book Base Net Equity Value” has the meaning set forth in Section 3.13(a)(i).
“Estimated Unpaid Transaction Expenses” has the meaning set forth in Section 3.13(a)(i).
“Exchange Act” means the Securities Exchange Act of 1934.
“Exchange Agent” has the meaning set forth in Section 3.11.
“Exchange Agent Agreement” has the meaning set forth in Section 3.11.
“Exchanged Option” has the meaning set forth in Section 3.07(a)(i).
“Exchanged Option Ratio” means, with respect to an In-the-Money Company Stock Option, a number equal to (i) the Closing Per Share Consideration Value, divided by (ii) the Galaxy Share Value Price.
“Excluded Arrangements” has the meaning set forth in Section 6.05.
“Expiration Date” has the meaning set forth in Section 11.01.
“Export Control Laws” has the meaning set forth in Section 4.27(d).
“FCPA” has the meaning set forth in Section 4.27(a).
“Final Adjustment Amount” means an amount, which may be positive or negative, equal to (i) Final Closing Working Capital minus (ii) Base Working Capital, minus (iii) the absolute value of the amount by which the Final Loan Book Net Equity Value is less than the Final Loan Book Base Net Equity Value (or, if the Final Loan Book Net Equity Value is greater than the Final Loan Book Base Net Equity Value, then $0), minus (iv) the Final Loan Book Under Collateralization Amount (which shall not be less than $0), minus (v) Final Closing Indebtedness, minus (vi) Final Unpaid Transaction Expenses, plus (vii) Final Closing Cash; plus (viii) the sum of (A) the Crypto Proceeds Adjustment Amount and (B) the Crypto Income Tax Adjustment Amount (or, in the case of this clause (vii), such lesser amount as would, when taken together with the Crypto Proceeds Net Value Amount, equals the Maximum Crypto Proceeds) (which may be a negative number).

Annex D-11

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
“Final Amounts” means each of Final Closing Working Capital, Final Loan Book Net Equity Value, Final Unpaid Transaction Expenses, Final Closing Indebtedness, Final Closing Cash, Final Incremental Crypto Income Tax Liability Amount and Final Adjustment Amount.
“Final Closing Cash” has the meaning set forth in Section 3.15(c).
“Final Closing Indebtedness” has the meaning set forth in Section 3.15(c).
“Final Closing Working Capital” has the meaning set forth in Section 3.15(c).
“Final Crypto Proceeds” has the meaning set forth in Section 3.15(c).
“Final Incremental Crypto Income Tax Liability Amount” has the meaning set forth in Section 3.15(c).
“Final Loan Book Base Net Equity Value” has the meaning set forth in Section 3.15(c).
“Final Loan Book Net Equity Value” has the meaning set forth in Section 3.15(c).
“Final Unpaid Transaction Expenses” has the meaning set forth in Section 3.15(c).
“Financing” has the meaning set forth in Section 9.08.
“FinCEN” means the Financial Crimes Enforcement Network, a bureau of the U.S. Department of Treasury.
“FINRA” means the Financial Industry Regulatory Authority, Inc.
“FINRA Application” means an application pursuant to FINRA Rule 1017 seeking FINRA’s approval of the change of ownership or control of a FINRA member Broker-Dealer, and where appropriate, materiality consultation with FINRA membership application program staff.
“First Certificate of Merger” has the meaning set forth in Section 3.02(b).
“First Merger” has the meaning set forth in the recitals hereto.
“First Merger Effective Time” has the meaning set forth in Section 3.02(b).
“Fraud” means actual common law fraud under the law of the State of Delaware.
“Fully Diluted Share Number” means the sum of (i) the total number of shares of Company Stock (including Dissenting Shares and Parent-Held Disregarded Shares, but excluding Company Disregarded Shares) outstanding as of immediately prior to the Second Merger Effective Time (assuming all shares of Company Preferred Stock are converted into Company Common Stock as of such time and in accordance with the Governing Documents of the Company and any applicable Contracts) and (ii) the total number of shares of Company Common Stock issuable upon the exercise in full of all In-the-Money Company Stock Options (whether or not vested) outstanding immediately prior to the Second Merger Effective Time.
“Fundamental Representations” means the Company Fundamental Representations and the Parent Fundamental Representations.
“GAAP” means generally accepted accounting principles in the United States in effect from time to time, applied on a consistent basis.
“Galaxy Crypto Proceeds Share Value Price” means $28.15 per share.
“Galaxy Share Value Price” means a price per share equal to the product of (A) the volume weighted average price of a share of HoldCo Class A Common Stock (or, if (i) shares of HoldCo Class A Common Stock are not outstanding at the applicable time, a share of Parent Class A Common Stock and (ii) shares of HoldCo Class A Common Stock and Parent Class A Common Stock are not outstanding at the applicable time, a Parent Pre-Restructuring Ordinary Share) for the five-trading day period ending on the third trading day immediately prior to the Closing Date on the principal stock exchange on which such shares are then listed (in each case, as reported by Bloomberg L.P. or an authoritative source mutually agreed by Parent and the Equityholders’ Representative in good faith, which source is acceptable to the TSX) and (B) the

Annex D-12

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Canadian dollar to U.S. dollar exchange rate as reported by Bloomberg L.P. or an authoritative source mutually agreed by Parent and the Equityholders’ Representative in good faith at 5:00 pm New York time on the third trading day immediately prior to the Closing Date.
“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs, including the articles or certificate of incorporation or formation, bylaws, operating agreement, limited liability company agreement, memorandum and articles of association, partnership agreement, exempted limited partnership agreement, shareholders’ agreement, investors’ rights agreement, voting agreement, drag-along agreement, voting trust agreement, joint venture agreement, registration rights agreement and any similar agreement and any amendments or supplements to any of the foregoing.
“Government Contract” means (i) any Contract between any Acquired Company and any Governmental Authority, including any agency of the United States or any agency of any of its respective states or local governments, including any bid, quote, or offer for such Government Contract, and all service orders, purchase orders, delivery orders or task orders under such Government Contracts, each of which is a separate Government Contract and (ii) any Contract or subcontract (at any tier) of any Acquired Company with any other Person that arises under or pursuant to, or relates to such other Person’s prime contract or subcontract under, a Government Contract.
“Governmental Authority” means any transnational, domestic or foreign federal, state, provincial or local governmental, regulatory or administrative authority (including the TSX, any other stock exchange and any Self-Regulatory Organization or other self-policing or self-reporting industry groups or authorities, including FINRA), department, commission, court, tribunal, agency or official, including any political subdivision thereof (including, for the avoidance of doubt, the State of South Dakota, State of New York, and the Office of the Comptroller of the Currency).
“Hazardous Substance” means any pollutant or contaminant or any toxic, radioactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any hazardous, toxic or radioactive characteristics, including petroleum, its derivatives, by-products and other hydrocarbons, asbestos-containing materials and any substance, waste or material regulated, or for which Liability could arise, under any Environmental Law.
“Holdback Adjustment Amount” means $25,000,000.
“Holdback Deferred Initial Amount” means $82,500,000.
“Holdback Deferred Release Amount” means an amount in cash equal to (1) the balance of the Holdback Deferred Initial Amount (after taking into account any reduction to such amount in accordance herewith) plus (2) (i) if the Holdback Deferred Release Amount is paid on or prior to the date that is six months after the Closing Date, $0, and (ii) otherwise, an amount in cash equal to (A) the balance of the Holdback Deferred Initial Amount to actually be paid to Equityholders hereunder (after taking into account any reduction to such amount in accordance herewith) multiplied by (B) (x) 8% multiplied by (y) a fraction (not greater than one), the numerator of which is the number of days that have passed since the Closing Date and the denominator of which is 365.
“Holdback Indemnity Initial Amount” means $75,000,000.
“Holdback Indemnity Release Amount” has the meaning set forth in 11.10(c).
“HoldCo” has the meaning set forth in the preamble hereto.
“HoldCo Certificate of Incorporation” means the Certificate of Incorporation of HoldCo, as in effect from and after the Second Merger Effective Time.
“HoldCo Class A Common Stock” means shares of Class A common stock of HoldCo, as set forth in the HoldCo Certificate of Incorporation.
“HoldCo Class B Common Stock” means shares of Class B common stock of HoldCo, as set forth in the HoldCo Certificate of Incorporation.

Annex D-13

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
“HoldCo Common Stock” means shares of HoldCo Class A Common Stock and shares of HoldCo Class B Common Stock.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“Hypothetical Pre-Closing Income Tax Liability Amount” means an amount equal to the amount of income Taxes described in clause (i) of the definition of “Covered Taxes” for the Pre-Closing Tax Period (or portion of a Straddle Period) ending on the Closing Date (taking into account, for the avoidance of doubt, any Transaction Deductions attributable to a taxable period (or portion thereof) ending on the Closing Date in accordance with the provisions of Section 7.04 hereof), determined on a hypothetical basis as if no Pre-Closing Virtual Currency Transaction had taken place.
“In-the-Money Company Stock Option” means an unexercised Company Stock Option (whether or not vested) with an exercise price per share of Company Common Stock that is less than the Per Share Closing Consideration (valuing shares of HoldCo Class A Common Stock at the Galaxy Share Value Price).
“Incremental Crypto Income Tax Liability Amount” means an amount equal to the excess (if any) of (i) the Pre-Closing Income Tax Liability Amount over (ii) the Hypothetical Pre-Closing Income Tax Liability Amount. For avoidance of doubt, for purposes of this Agreement the “Incremental Crypto Income Tax Liability Amount” shall not be less than zero.
“Indebtedness” means, calculated in accordance with the Accounting Policies, with respect to any of the Acquired Companies, all obligations and other Liabilities (i) for borrowed money or other borrowed assets (including factoring or asset-based financing, overdraft and Virtual Currency-denominated financing lines or facilities and Virtual Currency borrowed other than for the express purpose of financing Loan Book Assets), (ii) evidenced by promissory notes, bonds, debentures or similar Contracts or securities, (iii) created or arising under any conditional sale or other title retention arrangement or vendor financing (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (iv) secured by a purchase money mortgage or other Lien to secure all or part of the purchase price of the property subject to such Lien, (v) for the deferred purchase price of assets, property, goods or services, including the maximum gross amount of all seller notes and “earn-out” payments and purchase price adjustment payments (whether due as of the time of determination or may become due at any time following the time of determination), (vi) for capitalized liabilities under GAAP of such Person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (vii) in respect of letters of credit, bankers’ acceptances, surety bonds and similar instruments (to the extent drawn or in respect of which the conditions for draw-down have been satisfied), (viii) for Contracts relating to interest rate, currency rate or commodity price protection, swap agreements, collar agreements and other hedging agreements, (ix) in respect of deferred commissions, bonus accruals, commissions accruals, deferred rent, deferred revenue and customer deposits with respect to periods prior to the Measurement Time and payables related thereto, (x) in respect of any accrued and unpaid deferred compensation and accrued and unpaid bonuses or severance payments or benefits and any unfunded or underfunded pension Liabilities, whether qualified or unqualified (including, in each case, the employer portion of any payroll, employment or similar Taxes related thereto), (xi) in respect of unpaid income Tax Liabilities of the Acquired Companies with respect to any Pre-Closing Tax Period (A) for which Tax Returns have not yet been filed as of the Closing Date or (B) for Taxes shown due on a Tax Return filed before the Closing Date that have not been paid as of the Closing Date, including any liability for Taxes or other liabilities as a result of or relating to Section 965 of the Code (including unpaid installment payments resulting from an election under Section 965(h) of the Code) (it being understood that the amounts described in this clause (xi) shall in no event be less than zero) but expressly excluding any income Tax Liabilities reflected in the Crypto Income Tax Reserve Amount, (xii) for any payroll Tax, the payment of which has been delayed pursuant to Section 2302 of the CARES Act, and (xiii) in respect of any indebtedness or other obligations of any other Person of the type described in the preceding clauses (i) through (xii) guaranteed by, or secured by any of the assets or Equity Securities of, any of the Acquired Companies (but only to the extent of the amount so guaranteed or secured). For purposes of this Agreement, “Indebtedness” does not include any (x) obligations to the extent owing from the Company or any of its wholly owned Subsidiaries solely to the Company or any of its other wholly owned Subsidiaries, (y) amounts included in Final Unpaid Transaction Expenses and (z) Loan Book Assets, Loan Book Liabilities and Loan Book Collateral.

Annex D-14

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
“Indemnified Party” has the meaning set forth in Section 11.04.
“Indemnifying Party” has the meaning set forth in Section 11.04.
“Intellectual Property Rights” means any and all intellectual property and similar proprietary rights in any jurisdiction throughout the world, whether or not registered, including any and all: (i) patents and patent applications (including all reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof) and all inventions (whether or not patentable), invention disclosures, and improvements to inventions, and all documentation relating to any of the foregoing, (ii) trademarks, service marks, trade names, trade dress, logos, domain names, social media identifiers or accounts, rights of publicity and corporate names (in each case, whether or not registered) and all translations adaptations, variations, derivations, combinations, registrations and applications for registration of any of the foregoing and all goodwill associated with any of the foregoing, (iii) works of authorship, mask works, industrial designs, copyrights (whether or not registered) and registrations and applications for registration thereof and all derivative works, moral rights, renewals, extensions, reversions or restorations associated with such copyrights, now or hereafter provided by Applicable Law, regardless of the medium of fixation or means of expression, (iv) Software and all forms of technology including, websites, passwords, access and other rights with respect to social media and networking accounts, presences and activities, (v) trade secrets, know-how and other confidential or business or technical information if such information derives independent economic value from not being generally known to the public, including any and all ideas, discoveries, formulas, compositions, plans, designs, methodologies, processes and/or procedures, specifications, financial, marketing and business data, pricing and cost information, business and marketing plans, customer and supplier lists and all other information and data similar to any of the foregoing, (vi) databases and data collections, (vii) rights in copies or embodiments of any of the foregoing (whether electronic or tangible), (viii) Software and all rights in content (including text, graphics, images, audio, video and data) included on or used to operate and maintain any websites, including all data, documentation, files, cgi and other scripts, all programming code (source and object), subscriber and other data, archives, and server and traffic logs relating to such sites, and (ix) rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement, misappropriation or other violation of any of the foregoing.
“Intended Tax Treatment” has the meaning set forth in the recitals hereto.
“International Plan” means any Employee Plan that is not a U.S. Plan.
“IRS” means the U.S. Internal Revenue Service.
“IT Assets” means any and all computers, Software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment (including laptops and mobile devices) and systems, and all associated documentation, owned, or purported by the Acquired Companies to be owned, by or used, licensed or leased, or purported by the Acquired Companies to be licensed or leased, to any of the Acquired Companies.
“Key Service Provider” means each of the individuals set forth on Section 1.01(c) of the Company Disclosure Schedule.
“Key Service Provider Agreement” has the meaning set forth in the recitals hereto.
“Knowledge” means (i) in the case of the Company, the actual knowledge, after reasonable inquiry, of the individuals set forth on Section 1.01(d) of the Company Disclosure Schedule, and (ii) in the case of Parent or Merger Sub, the knowledge, after reasonable inquiry, of the individuals set forth on Section 1.01(d) of the Parent Disclosure Schedule.
“Leased Real Property” has the meaning set forth in Section 4.13(b).
“Leases” has the meaning set forth in Section 4.13(b).
“Legal Restraint” has the meaning set forth in Section 10.01(c).
“Letter of Transmittal” has the meaning set forth in Section 3.11(a)(ii).

Annex D-15

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
“Liability” means any debt, liability or obligation of any kind, whether due or to become due, absolute or contingent, inchoate or otherwise, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, asserted or unasserted, secured or unsecured, determined or determinable, or otherwise.
“Licensed Intellectual Property Rights” means any and all Intellectual Property Rights owned by a third party and licensed or sublicensed, or purported by the Acquired Companies to be licensed or sublicensed, to any of the Acquired Companies or for which any of the Acquired Companies has obtained, or has purported by the Acquired Companies to have obtained, a covenant not to be sued.
“Lien” means, with respect to any property or asset (including, for the avoidance of doubt, any intangible assets and Intellectual Property Rights), any mortgage, hypothecation, lien, pledge, charge, security interest, deed of trust, lease or sublease, license (other than a non-exclusive license of Intellectual Property Rights granted in the ordinary course of business), encumbrance or other adverse claim in respect of such property or asset, including any restriction on the right to vote, sell or otherwise dispose of any capital stock or other voting or equity interest or any restriction on the exercise of any attributes of ownership. For the purposes of this Agreement, a Person shall be deemed to own or lease subject to a Lien any property or asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.
“Loan Book Assets” means (i) all digital intangible asset loans or fiat currency loans that either (A) are callable on demand by the Acquired Companies or (B) have a duration of 30 days or less minus (ii) rehypothecated digital intangible asset loans or fiat currency collateral loans.
“Loan Book Base Net Equity Value” means all (i) Loan Book Assets minus (ii) Loan Book Liabilities as of the date hereof. An illustrative example of calculation of Loan Book Base Net Equity Value is included in Schedule II.
“Loan Book Collateral” means all digital intangible assets and fiat collateral posted to the Acquired Companies by a counterparty for the sole purpose of securing a Loan Book Asset.
“Loan Book Liabilities” means all borrowings by the Acquired Companies of digital intangible assets or fiat currencies that were borrowed for the express purpose of financing Loan Book Assets.
“Loan Book Net Equity Value” means all (i) Loan Book Assets minus (ii) Loan Book Liabilities. For the avoidance of doubt, rehypothecation of collateral payable by the Acquired Companies shall not increase Loan Book Net Equity Value.
“Loan Book Under Collateralization Amount” means the product of (i) (A) Loan Book Assets minus (B) Loan Book Collateral, in each case, as of the Measurement Time, multiplied by (ii) 15%.
“Material Adverse Effect” means any event, change, circumstance, effect, occurrence, condition, state of facts or development that, individually or in the aggregate, has had or would reasonably be expected to (i) have a material and adverse effect on the condition (financial or otherwise), business, assets or results of operations of the Acquired Companies or Parent Parties, taken as a whole, excluding any event, change, circumstance, effect, occurrence, condition, state of facts or development to the extent arising or resulting from (A) changes, developments or conditions generally in financial or securities markets (other than markets related to Virtual Currency) or in the general economic or political conditions in the United States or any other country or region in which the Acquired Companies or Parent Parties operate (as applicable), (B) changes in Applicable Law generally affecting the industry in which the Acquired Companies or the Parent Parties operate, (C) global, national or regional acts of war, hostilities, sabotage or terrorism or military or police actions or any escalation, worsening or diminution of any such acts of war, hostilities, sabotage or terrorism or military or police actions existing or underway, (D) changes after the date hereof in GAAP or other accounting requirements or principles or any changes after the date hereof in Applicable Laws or the interpretation thereof, (E) any stoppage or shutdown of any U.S. government activity (including any default by the U.S. government or delays in payments by government agencies or delays or failures to act by any Governmental Authority), (F) the public announcement of this Agreement or any of the other Transaction Documents or the transactions contemplated hereby or thereby (it being understood that this clause (F) shall not apply to a breach of any representation, warranty or covenant related to the

Annex D-16

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
announcement or consummation of the transactions contemplated hereby or by the other Transaction Documents), (G) any failure of any of the Acquired Companies or the Parent Parties to meet, with respect to any period or periods, any internal projections, forecasts, estimates of earnings or revenues or business plans (but not the underlying facts or basis for such failure to meet projections, forecasts, estimates of earnings or revenues or business plans, which may be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect, unless otherwise excluded from this definition of Material Adverse Effect), (H) hurricanes, earthquakes, floods or other natural disasters, or (I) with respect to the Parent Parties, any decline, in and of itself, in the market price or trading volume of Parent Common Stock and/or HoldCo Common Stock, any changes in credit ratings and any changes in any analysts’ recommendations or ratings with respect to the Parent Parties or any of their respective Subsidiaries; provided, however, that if any event, change, circumstance, effect, occurrence, condition, state of facts or development described in any of clauses (A) through (E) and (H) has a disproportionate effect on the Acquired Companies or the Parent Parties, as applicable, taken as a whole, relative to other participants in the industry in which the Acquired Companies or Parent Parties operate, the impact thereof shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect, or (ii) prevent, enjoin or materially impair or delay the consummation of the transactions contemplated by this Agreement or the other Transaction Documents.
“Material Contract” has the meaning set forth in Section 4.09(b).
“Maximum Closing Cash” means $25,000,000.
“Maximum Crypto Proceeds” means $250,000,000.
“Measurement Time” means 12:01 a.m. (Eastern Time) on the Closing Date.
“Merger Consideration” has the meaning set forth in Section 3.06(a).
“Merger Sub 1” has the meaning set forth in the preamble hereto.
“Merger Sub 2” has the meaning set forth in the preamble hereto.
“Merger Subs” has the meaning set forth in the preamble hereto.
“Merger Consideration Election” has the meaning set forth in Section 3.08(a)(i).
“Mergers” has the meaning set forth in the recitals hereto.
“MI 61-101” means Multilateral Instrument 61-101—Protection of Minority Securityholders in Special Transactions promulgated by the Canadian Securities Administrators.
“Mixed Election” has the meaning set forth in Section 3.08(a)(i).
“Money Transmitter Laws” mean all legal requirements that may be enforced by any Governmental Authority of the United States, Germany, Singapore, Switzerland, United Kingdom, United Arab Emirates (Abu Dhabi), and any other applicable non-U.S. countries relating to licensing or registration in connection with (i) the sale or issuance of electronic money, checks, drafts, money orders, travelers checks or other payment instruments, whether or not negotiable, (ii) the provision of payment services, (iii) the transmission of funds by electronic or other means and/or (iv) the sale or issuance of stored value cards or devices.
“Notice of Disagreement” has the meaning set forth in Section 3.14(b).
“OCC” means the United States Office of the Comptroller of the Currency.
“OCC Trust Charter” means a national trust bank charter, granted by the OCC.
“OFAC” has the meaning set forth in Section 4.27(e)(i).
“OpCo” has the meaning set forth in the preamble hereto.
“Open Source Software” means third-party Software that is distributed as free software, open source software or copyleft software or pursuant to a similar licensing or distribution model that requires, as a

Annex D-17

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
condition to the use, modification or distribution (including under an ASP or “software as a service” model) of such software that other software using, incorporating, linking, integrating, or distributed or bundled with such software be (a) made available or distributed in source code form, (b) licensed for the purpose of making derivative works, (c) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind or (d) redistributable at no charge. Without limiting the generality of the foregoing, “Open Source Software” includes software licensed or distributed under any of the following licenses or distribution models: (i) the Apache Software Foundation License, (ii) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL), (iii) The Artistic License (e.g., PERL), (iv) the Mozilla Public License, (v) the Netscape Public License, (vi) the Sun Community Source License (SCSL), (vii) the Sun Industry Standards License (SISL), (viii) Affero General Public License (AGPL), (ix) Common Development and Distribution License (CDDL) or (x) any license or distribution agreement or arrangement now listed as open source licenses on www.opensource.org or any successor website thereof or in the Free Software Directory maintained by the Free Software Foundation on http://directory.fsf.org/ or any successor website thereof.
“Optionholder” means a holder of a Company Stock Option.
“Order” means any judgment, decree, writ, injunction, ruling, award, decision, subpoena, determination, verdict or order entered, issued, made or rendered by any Governmental Authority or legally binding arbitrator of competent jurisdiction.
“Out-of-the-Money Company Stock Option” means a Company Stock Option that is not an In-the-Money Company Stock Option.
“Overpayment Amount” has the meaning set forth in Section 3.15(b)(i).
“Owned Intellectual Property Rights” means any and all Intellectual Property Rights owned, or purported to be owned, by any of the Acquired Companies.
“Owned Software” means any and all Software owned, or purported to be owned, by any of the Acquired Companies.
“Parent” has the meaning set forth in the preamble hereto.
“Parent Arrangements” has the meaning set forth in Section 6.08(iii).
“Parent Broker-Dealer Subsidiary” means Galaxy Digital Partners LLC.
“Parent Capitalization Date” has the meaning set forth Section 5.05(a).
“Parent Circular” means the management information circular of Parent prepared and mailed in accordance with Canadian Securities Laws in respect of the Parent Extraordinary General Meeting.
“Parent Class A Common Stock” means shares of Class A common stock of Parent (from and after the Domestication), as set forth in the Post-Domestication Certificate of Incorporation.
“Parent Class B Common Stock” means shares of Class B common stock of Parent (from and after the Domestication), as set forth in the Post-Domestication Certificate of Incorporation.
“Parent Common Stock” means shares of Parent Class A Common Stock and shares of Parent Class B Common Stock.
“Parent Disclosure Documents” has the meaning set forth in Section 5.07(e).
“Parent Disclosure Schedule” means the disclosure schedules dated the date of this Agreement and delivered by the Parent Parties to the Company in connection with the execution of this Agreement.
“Parent Disregarded Shares” has the meaning set forth in Section 3.03(c).
“Parent Equity Awards” means awards in respect of Parent Common Stock granted under the Parent Stock Plans.

Annex D-18

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
“Parent Extraordinary General Meeting” has the meaning set forth in Section 9.09(a).
“Parent Financial Statements” has the meaning set forth in Section 5.08.
“Parent Fundamental Representations” means the representations and warranties of Parent and Merger Sub contained in Sections 5.01, 5.02, 5.03, 5.04(i), 5.06(b) and 5.11.
“Parent-Held Disregarded Shares” has the meaning set forth in Section 3.06(c).
“Parent Indemnified Parties” has the meaning set forth in Section 11.02(a).
“Parent Material Adverse Effect” means a Material Adverse Effect with respect to the Parent Parties and their respective Subsidiaries taken as a whole.
“Parent Parties” has the meaning set forth in the preamble hereto.
“Parent Pre-Restructuring Ordinary Shares” means ordinary shares, par value CAD$0.001 per share, of Parent.
“Parent Restructuring” has the meaning set forth in Article 2.
“Parent Restructuring Resolution” means the resolution(s) of Parent Shareholders approving the Parent Restructuring at the Parent Extraordinary General Meeting.
“Parent Shareholders” means holders of Parent Pre-Restructuring Ordinary Shares.
“Parent Stock Plans” means the Galaxy Digital Holdings Ltd. Amended and Restated Stock Option Plan and the Galaxy Digital Holdings Ltd. Long Term Incentive Plan.
“Parent Welfare Plan” has the meaning set forth in Section 8.01(a).
“Payoff Letters” has the meaning set forth in Section 6.07(a).
“PCAOB” means the U.S. Public Company Accounting Oversight Board.
“Pending Claims” has the meaning set forth in Section 11.10(b).
“Per Share Adjustment Consideration” means an amount in cash equal to (i) the Underpayment Amount, less any Transaction Expenses that arise as a result of the payment of such amount, if any, divided by (ii) the Fully Diluted Share Number.
“Per Share Adjustment Holdback Release Amount” means an amount in cash equal to (i) the balance of the Holdback Adjustment Amount after giving effect to Section 3.15(b)(i) and Section 3.15(b)(ii), if any, less any Transaction Expenses that arise as a result of the payment of such amount, if any, divided by (ii) the Fully Diluted Share Number.
“Per Share Closing Consideration” has the meaning set forth in Section 3.06(a).
“Per Share Equityholders’ Representative Fund Release Amount” means an amount in cash equal to (i) the Equityholders’ Representative Fund Distribution Amount, less any Transaction Expenses that arise as a result of the payment of such amount, if any, divided by (ii) the Fully Diluted Share Number.
“Per Share Holdback Deferred Release Amount” means an amount in cash equal to (i) the Holdback Deferred Release Amount, less any Transaction Expenses that arise as a result of the payment of such amount, if any, divided by (ii) the Fully Diluted Share Number.
“Per Share Holdback Indemnity Release Amount” means an amount in cash equal to (i) the aggregate of all Holdback Indemnity Release Amounts if any, less any Transaction Expenses that arise as a result of the payment of such amount, if any, divided by (ii) the Fully Diluted Share Number.
“Per Share Regulatory Capital Payment Amount” means an amount in cash equal to (i) the Regulatory Capital Payment, less any Transaction Expenses that arise as a result of the payment of such amount, if any, divided by (ii) the Fully Diluted Share Number.

Annex D-19

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
“Permits” means all licenses, permits, consents, authorizations, approvals, certificates of occupancy, ratifications, certifications, registrations, exemptions, variances, exceptions and similar consents granted or issued by any Governmental Authority.
“Permitted Liens” means (i) Liens for Taxes or other governmental charges not yet due or, if due, being contested in good faith by appropriate proceedings and, in each case, for which specific and adequate accruals or reserves have been established on the Balance Sheet in accordance with GAAP; (ii) mechanic’s, materialman’s, carrier’s, repairer’s and other similar Liens arising or incurred in the ordinary course of business and not yet due and payable or, if due and payable, are being contested in good faith by appropriate proceedings and for which specific and adequate accruals or reserves have been established on the Balance Sheet; (iii) other easements, covenants, conditions, restrictions and other similar matters of record affecting title to any parcel of Leased Real Property that do not, individually or in the aggregate, materially impair the continued use, operation or value of the specific parcel of Leased Real Property to which they relate or the conduct of the business of the Acquired Companies as presently conducted; (iv) in respect of Intellectual Property Rights, non-exclusive licenses of Intellectual Property Rights granted in the ordinary course of business; or (v) Liens to the extent both securing Indebtedness that will be released at the Closing pursuant to a Payoff Letter and specifically disclosed in Section 1.01(e) of the Company Disclosure Schedule, or as reflected in the 2020 Unaudited Financial Statements.
“Person” means an individual, corporation, exempted company, partnership, exempted limited partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.
“Personally Identifiable Information” means any and all (i) information about an individual that either contains data elements that identify the individual or with respect to which there is a reasonable basis to believe the information can be used to identify, contact or locate the individual, (ii) any and all information that enables a person to contact the individual (such as information contained in a cookie or an electronic device fingerprint), (iii) “personal data” as that term is defined in the European Union’s General Data Protection Regulation and (iv) any and all other information, the Processing of which is regulated by an Applicable Law in relation to data protection or data privacy. Personally Identifiable Information includes (A) personal identifiers, such as name, address, telephone number, email address, Social Security Number, date of birth, driver’s license number, identification number issued by a Governmental Authority, Taxpayer Identification Number and passport number, (B) online identifiers, email addresses, social media handles, Internet or software-based usernames, Internet Protocol addresses, cookie identifiers, and device identifiers, (C) financial information, including credit or debit card numbers, account numbers, access codes, consumer report information and insurance policy numbers, (D) demographic information, including information relating to an individual’s race, gender, age, ethnicity, religion or philosophy, political affiliation, or sexual orientation, (E) biometric data, such as fingerprint, retina or iris image, voice print or other unique physical representation or characteristic, and (F) individual medical or health information.
“PII Third Party” has the meaning set forth in Section 4.15(c).
“Post-Closing Statement” has the meaning set forth in Section 3.14(a).
“Post-Closing Tax Period” means any Tax period beginning after the Closing Date and, with respect to a Straddle Tax Period, the portion of such Tax period beginning after the Closing Date.
“Post-Domestication Certificate of Incorporation” has the meaning set forth in Section 2.01.
“Pre-Closing Income Tax Liability Amount” means an amount equal to the amount of income Taxes described in clause (i) of the definition of “Covered Taxes” for the Pre-Closing Tax Period (or portion of a Straddle Period) ending on the Closing Date (taking into account, for the avoidance of doubt, any Transaction Deductions attributable to the taxable period (or portion thereof) ending on the Closing Date in accordance with the provisions of Section 7.04 hereof).
“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and, with respect to a Straddle Tax Period, the portion of such Tax period ending on and including the Closing Date.
“Pre-Closing Virtual Currency Transaction” has the meaning set forth in Section 3.19 of the Company Disclosure Schedule.

Annex D-20

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
“Privileged Communication” has the meaning set forth in Section 14.13.
“Pro Rata Indemnity Share” means, with respect to any Equityholder, the percentage set forth opposite such Equityholder’s name in the Allocation Schedule in the column entitled “Pro Rata Indemnity Share.”
“Process”means, with respect to data, to access, use, collect, retrieve, store, retain, record, analyze, adapt, combine, structure, alter, disseminate, transfer, sell, share, receive, block, delete, erase or destroy or otherwise process such data.
“Regulatory Capital” means any capital required to be held in connection with the operation of the Acquired Companies’ business activities for purposes of complying with capital adequacy or other regulatory requirements under Applicable Law (including capital requirements associated with any trust custodial, money service or money transmission licenses).
“Regulatory Capital Payment” has the meaning set forth in Section 3.20(b).
“Regulatory Documents” means, with respect to a Person, all filings (including, with respect to the Company, Parent or any of their respective Affiliates, the current Form ADV of the Company, Parent or any of their respective Affiliates, as applicable, and the current Form BD(s) of the Company Broker-Dealer Subsidiary or the Parent Broker-Dealer Subsidiary, as applicable,) together with any amendments required to be made with respect thereto, filed, or required to be filed, by such Person with any applicable Governmental Authority pursuant to Applicable Law, including securities laws and the applicable rules and regulations of any Governmental Authority.
“Related Party” means, with respect to any specified Person, (a) any Affiliate of such specified Person, (b) any Person who is a director, officer, general partner, managing member, employee, equityholder or in a similar capacity of such specified Person or any of its Affiliates, (c) any other Person who holds, individually or together with such other Person’s Affiliates and any members of such other Person’s immediate family, directly or indirectly, more than 5% of the outstanding equity or ownership interests of such specified Person and (d) and with respect to any individual, shall also include any “associate” or member of such individual’s “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) (and, for the avoidance of doubt, “Related Party” when referenced with respect to any Acquired Company includes each Equityholder).
“Released Claims” has the meaning set forth in Section 6.10(b)(iii).
“Released Parties” has the meaning set forth in Section 6.10(b).
“Releasing Parties” has the meaning set forth in Section 6.10.
“Representatives” has the meaning set forth in Section 6.02.
“Required Company Stockholder Approval” means the affirmative vote or consent of the holders of a majority of the issued and outstanding shares of (i) Company Stock (voting on an as-converted-to-Company Class A Common Stock basis with respect to any shares of Company Preferred Stock), (ii) Company Common Stock (voting on an as-converted-to-Company Class A Common Stock basis with respect to any shares of Company Class F Common Stock), and (iii) Company Preferred Stock (voting on an as-converted-to-Company Class A Common Stock basis with respect to any shares of Company Preferred Stock).
“Required Financial Statements” has the meaning set forth in Section 9.07(c)(ii).
“Required Parent Stockholder Approval” means the approval of the Parent Restructuring Resolution by: (i) not less than 66 2∕3% of the votes cast on the Parent Restructuring Resolution at the Parent Extraordinary General Meeting by Parent Shareholders in accordance with the Parent’s Governing Documents and (ii) a simple majority of the votes cast on the Parent Restructuring Resolution by Parent Shareholders (other than any Person excluded for the purposes of such vote pursuant to the principles of MI 61-101 and/or the rules and policies of the TSX).
“Required Regulatory Approvals” has the meaning set forth in Section 4.03(iv).

Annex D-21

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
“Required Unaudited Financial Statements” has the meaning set forth in Section 9.07(c)(ii).
“S-1 Registration Statement” means a Registration Statement on Form S-1, including any draft registration statements in respect thereof, and any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by HoldCo under the Securities Act with respect to an issuance of HoldCo Common Stock following the date hereof.
“S-4 Registration Statement” means a Registration Statement on Form S-4, including any draft registration statements in respect thereof, and any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Parent and HoldCo under the Securities Act with respect to the Parent Restructuring (including the Domestication), the First Merger and the HoldCo Common Stock to be issued pursuant to this Agreement.
“Sanctions” has the meaning set forth in Section 4.27(e)(i).
“SEC” means the U.S. Securities and Exchange Commission.
“Second Certificate of Merger” has the meaning set forth in Section 3.05(b).
“Second Merger” has the meaning set forth in the recitals hereto.
“Second Merger Effective Time” has the meaning set forth in Section 3.05(b).
“Section 280G Payments” has the meaning set forth in Section 6.08.
“Securities Act” means the Securities Act of 1933.
“Security Related Incident” has the meaning set forth in Section 4.15(b).
“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators.
“Self-Regulatory Organization” means a Self-Regulatory Organization, including any “Self-Regulatory Organization” as such term is defined in Section 3(a)(26) of the Securities Exchange Act, any “Self-Regulatory Organization” as such term is defined in Commodity Futures Trading Commission Rule 1.3, and any other U.S. or non-U.S. securities exchange, futures exchange, futures association, commodities exchange, clearinghouse or clearing organization.
“Series A Preferred Stock” means the Series A Preferred Stock (as defined in the Charter).
“Series B Preferred Stock” means the Series B Preferred Stock (as defined in the Charter).
“Series B-1 Preferred Stock” means the Series B-1 Preferred Stock (as defined in the Charter).
“Series B-2 Preferred Stock” means the Series B-2 Preferred Stock (as defined in the Charter).
“Series B-3 Preferred Stock” means the Series B-3 Preferred Stock (as defined in the Charter).
“Series Seed Preferred Stock” means the Series Seed Preferred Stock (as defined in the Charter).
“Service Provider” means as of any relevant time, any director, officer, Company Employee, intern (paid or unpaid) or individual independent contractor of any of the Acquired Companies, including any Company Employee working for an Acquired Company through a professional employer organization.
“Sheppard Mullin” means Sheppard, Mullin, Richter & Hampton LLP.
“Significant Contract” has the meaning set forth in Section 4.09(c).
“Software” means any and all (i) computer programs, systems, applications and code, including any software implementations of algorithms, models and methodologies and any source code, object code, development and design tools, applets, compilers and assemblers, including Open Source Software, (ii) databases and compilations, including any and all libraries, data and collections of data whether machine readable, on paper or otherwise, (iii) descriptions, flow-charts and other work product used to design,

Annex D-22

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
plan, organize and develop any of the foregoing, (iv) technology supporting, and the contents and audiovisual displays of, any internet site(s) and (v) documentation, other works of authorship and media, including user manuals and training materials, relating to or embodying any of the foregoing or on which any of the foregoing is recorded.
“Solvent” with regard to any Person, means that (a) the sum of the assets of such Person, at present fair salable value, exceeds its liabilities, including contingent, subordinated, unmatured, unliquidated and disputed liabilities, (b) such Person has sufficient capital with which to conduct its business and (c) such Person has not incurred debts, and does not intend to incur debts, beyond its ability to pay such debts as they mature. For purposes of this definition, “debt” means any liability on a claim, and “claim” means (i) a right to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, or (ii) a right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured. With respect to any such contingent liabilities, such liabilities shall be computed at the amount which, in light of all the facts and circumstances existing at the time, represents the amount which can reasonably be expected to become an actual or matured liability.
“Special Committee” means a committee of directors of Parent that has been constituted to consider the Parent Restructuring and related matters.
“Specified Policy” means an insurance policy or policies which cover(s) the matters set forth on Section 1.01(f) of the Parent Disclosure Schedule on the terms and subject to the limits and other specifications set forth on such Section 1.01(f) of the Parent Disclosure Schedule, or such other policy or policies on terms that are less favorable to the Parent Parties and acceptable to the Parent Parties (as determined by the Parent Parties in their sole discretion).
“Stock Election” has the meaning set forth in Section 3.08(a).
“Stock Election Shares” has the meaning set forth in Section 3.08(a).
“Straddle Tax Period” means a Tax period that begins on or before, and ends after, the Closing Date.
“Subsidiary” means, with respect to any Person, any entity (i) of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors, managers, trustees or other Persons performing similar functions are owned, directly or indirectly, by such Person (or such Person otherwise has the right, whether by ownership of securities, Contract or otherwise, to do so), (ii) for which such Person or one of its other Subsidiaries is the general partner, manager or managing member or (iii) in which such Person owns, directly or indirectly, a majority of the equity, partnership or other similar interests thereof.
“Support Agreement” has the meaning set forth in the recitals hereto.
“Surviving Company” has the meaning set forth in Section 3.05(a).
“Surviving GDHI” has the meaning set forth in Section 3.02(a).
“Tax” means any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person and any payment required to be made to any Governmental Authority pursuant to an escheat, unclaimed property or similar Applicable Law), together with any interest, penalty, addition to tax or additional amount (including penalties for failure to file or late filing any return, report or other filing).
“Tax Asset” means any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other credit or tax attribute that could be carried forward or back to reduce Taxes (including deductions and credits related to alternative minimum Taxes).
“Tax Grant” means any Tax exemption, Tax holiday or reduced Tax rate granted by a Taxing Authority with respect to any of the Acquired Companies that is not generally available to Persons without specific application therefor.

Annex D-23

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
“Tax Proceeding” has the meaning set forth in Section 7.06.
“Tax Return” means any Tax return, statement, report, election, declaration, disclosure, schedule or form (including any estimated tax or information return or report) filed or required to be filed with any Taxing Authority.
“Tax Sharing Agreement” means any agreement or arrangement entered into prior to the Second Merger Effective Time binding any of the Acquired Companies that provides for the allocation, apportionment, sharing or assignment of any Tax Liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax Liability, other than any such agreement entered into in the ordinary course of business and which does not primarily relate to Taxes.
“Taxing Authority” shall mean any Governmental Authority responsible for the imposition or collection of any Tax.
“Third-Party Claim” has the meaning set forth in Section 11.04(b).
“Top Customers” has the meaning set forth in Section 4.09(a)(ii).
“Top Vendors” has the meaning set forth in Section 4.09(a)(iii).
“Transaction Deductions” means any deduction permitted for income Tax purposes that is attributable to any Transaction Expense.
“Transaction Documents” means this Agreement, the Support Agreements, the Key Service Provider Agreements, the Written Consent, the Letters of Transmittal, the Exchange Agent Agreement, the resignation letters delivered pursuant to Section 6.06 and any other written agreements, documents and certificates to be executed and delivered by or on behalf of any of the Parent Parties, any Equityholder, the Equityholders’ Representative or the Company pursuant hereto or in connection herewith.
“Transaction Expenses” means (A) the aggregate amount of all fees, costs, expenses and other Liabilities incurred by or on behalf of, or payable by, any of the Acquired Companies (including those that become due or payable on or after the Second Merger Effective Time pursuant to Contracts in effect at or prior to the Second Merger Effective Time), arising from or in connection with the transactions contemplated by the Transaction Documents or any other sale (or strategic review process conducted or pursued by any of the Acquired Companies prior to the Second Merger Effective Time (including in connection with any initial public offering)), including (i) any fees, costs and other expenses of any investment bankers, financial advisors (including the brokers referred to in Section 4.22), attorneys, accountants and other consultants, advisors or representatives for services rendered prior to the Second Merger Effective Time (in each case, other than any fees, costs or expenses which become due and/or payable as a result of any action of Parent or any of its Affiliates (including, following Closing, the Surviving Company or any of the other Acquired Companies), other than actions contemplated by the Transaction Documents), (ii) any assignment, change in control or similar fees expressly payable as a result of the execution or delivery of this Agreement or any of the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby (in each case, other than any fees which become due and/or payable as a result of any action of Parent or any of its Affiliates (including, following Closing, the Surviving Company or any of the other Acquired Companies), other than actions required by the Transaction Documents), (iii) any stay or retention, change in control, transaction or similar bonuses, compensation, incentive or severance payments or other similar payment or benefits to be made to any Service Provider (and with respect to any Company Employee, the employer portion of any payroll, employment or similar Taxes associated with any of the foregoing payments, or any other compensatory payments made in connection with or as a result of the transactions contemplated by this Agreement) arising as a result of, or directly in connection with, the execution or delivery of this Agreement or any of the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby (in each case, other than any payment or benefit which becomes due and/or payable as a result of any action of Parent or any of its Affiliates (including, following Closing, the Surviving Company or any of the other Acquired Companies), other than actions required by the Transaction Documents), (iv) the aggregate amount of all Closing Ungranted Option Payments and any Liabilities arising under any Ungranted Option Agreement or in connection with any Ungranted Option, including costs (including

Annex D-24

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
severance costs) to the Acquired Companies, in each case arising directly from any termination of service of a Service Provider following such Service Provider’s failure to agree with the Company on the Closing Ungranted Option Payment to which such Service Provider would be entitled (and the employer portion of any payroll, employment or similar Taxes associated with any of the foregoing payments, or any other compensatory payments made in connection with or as a result of the transactions contemplated by this Agreement), other than the obligation of HoldCo to issue options pursuant to Section 3.07(c) (the value of which is reflected in clause (viii) or (ix) of the definition of Closing Cash Consideration), and (v) any fees, costs, expenses and other Liabilities incurred (or that would be incurred or made) as a result of the settlement of any Contract with a Related Party or account that is required to be terminated or settled pursuant to Section 6.05, (B) 50% of any Transfer Taxes, (C) the fees, expenses and premiums incurred to obtain the D&O Tail contemplated by Section 9.06, (D) 50% of any fees associated with the consents, waivers, approvals, authorizations, permits, filings, notifications and/or actions set forth (or required to be set forth) in Section 4.03 of the Company Disclosure Schedule and any filings or approvals under Money Transmitter Laws and Virtual Currency Business Laws applicable to the transactions contemplated by this Agreement, (E) all fees, costs and expenses of the Exchange Agent, (F) any other amount expressly identified herein as a Transaction Expense and (G) the fees, expenses and premiums incurred to obtain the Specified Policy, less any amount paid by the Company prior to the Measurement Time, which shall not, in the aggregate, exceed $13,000,000. For the avoidance of doubt, Transaction Expenses shall include any Transaction Expenses that arise as a result of the payment following the Closing of any amounts described in this paragraph above (including pursuant to Section 3.15, Section 11.10 and any fees payable to the Equityholders’ Representative), and any such post-Closing payments shall be payable net of any such Transaction Expenses.
“Transfer Tax” means any transfer, documentary, sales, use, stamp, registration, value added or other similar Tax (including any penalties and interest, and the cost of preparing and filing Tax Returns, in respect thereto) arising in connection with the transactions contemplated hereby.
“TSX” means the Toronto Stock Exchange.
“U.S. Plan” means any Employee Plan that covers Service Providers located primarily within the United States.
“Unaudited Financial Statements” has the meaning set forth in Section 4.06(a).
“Uncertificated Shares” has the meaning set forth in Section 3.11.
“Underpayment Amount” has the meaning set forth in Section 3.15(b)(ii).
“Ungranted Option” has the meaning set forth in Section 3.07(c).
“Ungranted Option Agreement” has the meaning set forth in Section 3.07(c).
“Ungranted Option Counterparty” has the meaning set forth in Section 3.07(c).
“Ungranted Option Schedule” has the meaning set forth in Section 3.07(c).
“Unpaid Transaction Expenses” means the aggregate amount of Transaction Expenses that remain unpaid and outstanding as of immediately prior to the Second Merger Effective Time.
“Updated Ungranted Option Schedule” has the meaning set forth in Section 3.07(c).
“Unvested Portion of Ungranted Option” means, with respect to each Ungranted Option, the difference between (i) the total number of shares of Company Common Stock that would have been subject to such Ungranted Option, and (ii) Vested Portion of such Ungranted Option. For avoidance of doubt, the Unvested Portion of such Ungranted Option shall be zero if Ungranted Option Counterparty, who is related to such Ungranted Option, is not employed by, or otherwise a service provider to, one of the Acquired Companies on the Closing Date.
“Vested Portion of Ungranted Option” means a number of shares of Company Common Stock relating to the applicable Ungranted Option that would have been subject to an Ungranted Option and that would have vested had such Ungranted Option been granted on the vesting start date set forth for such Ungranted Option on the Updated Ungranted Option Schedule.

Annex D-25

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
“Virtual Currency” means a digital unit that is used as a medium of exchange or a form of digitally stored value that generally may be recorded or transferred by means of a distributed ledger technology system, including digital units of exchange that (i) have a centralized repository or administrator, (ii) are decentralized and have no centralized repository or administrator or (iii) may be created or obtained by computing or manufacturing effort, including in each case, for the avoidance of doubt, (A) any cryptographic tokens, cryptographic coins, cryptographic currencies, or other cryptographic assets, digital assets or other, virtual or blockchain-based assets that function as a medium of exchange or a form of digitally stored value, and (B) options, or warrants to purchase any of the items described in the foregoing clause (A) or that are, or may become, convertible or exchangeable into or exercisable for (directly or indirectly) any of the items described in the foregoing clause (A).
“Virtual Currency Business Laws” mean all legal or regulatory requirements that may be enforced by any Governmental Authority for activities involving Virtual Currency, including, but not limited to, (i) receiving virtual currency for transmission or transmitting Virtual Currency, (ii) storing, holding, or maintaining custody or control of Virtual Currency on behalf of others, (iii) buying and selling Virtual Currency, (iv) performing exchange services or (v) controlling, administering or issuing a Virtual Currency.
“Waived Payments” has the meaning set forth in Section 6.08(i).
“WARN” means the Worker Adjustment and Retraining Notification Act and any comparable foreign, state or local law.
“Withholding Agent” has the meaning set forth in Section 3.18.
“Written Consent” has the meaning set forth in the recitals hereto.
Section 1.02.   Other Definitional and Interpretative Provisions.   The words “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and words of like import used in this Agreement shall refer to this Agreement (including the Exhibits and Schedules annexed hereto) as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein, including the Company Disclosure Schedule and the Parent Disclosure Schedule, are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. The word “will” shall be construed to have the same meaning and effect as the word “shall.” The word “or” when used in this Agreement is not exclusive. The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” References to any statute, rule, regulation, law or Applicable Law shall be deemed to refer to such statute, rule, regulation, law or Applicable Law as amended or supplemented from time to time and to any rules, regulations and interpretations promulgated thereunder. References to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any Contract listed (or required to be listed) on any schedules hereto (including the Company Disclosure Schedule), or any Contract required to be disclosed by any Transaction Document, all amendments, modifications, supplements, extensions and renewals thereto must also be listed on the appropriate schedule and copies thereof provided to Parent. References to any Person include the successors and permitted assigns of that Person; provided that nothing contained in this sentence is intended to authorize any assignment or transfer not otherwise permitted by this Agreement. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Except as otherwise expressly provided herein, any reference in this Agreement to a date or time shall be deemed to be such date or time in New York, New York. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to one gender include all genders. All accounting terms used herein and not expressly defined herein shall have the meanings

Annex D-26

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
given to them under GAAP unless otherwise specified. Except as otherwise expressly set forth herein, all amounts required to be paid hereunder shall be paid in United States currency in the manner and at the times set forth herein and all monetary references used herein, including references to “$,” shall be to United States dollars unless otherwise specified. Any amount of currency that is calculated in accordance herewith or for purposes hereof that is not in U.S. dollars will be converted into U.S. dollars calculated using the currency exchange rate applicable to obligations payable in any applicable foreign currency published by Bloomberg L.P. on the Business Day immediately prior to the Measurement Time (or, with respect to the amounts required to be paid pursuant to Section 3.16, on the date on which the Final Amounts are finally determined as provided in Section 3.16). For purposes of this Agreement, any document which is described as being “provided,” “delivered,” “furnished,” “made available” or other similar reference to Parent shall only be treated as such if copies of such document that are true and correct in all material respects have been made available in the virtual data room prepared by the Company in a location accessible to Parent and its Representatives prior to the relevant date of determination (and, if such date of determination is the date hereof, at least two days prior to such date). The parties have participated jointly in the negotiation and drafting of this Agreement and each has been represented by counsel of its choosing and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
ARTICLE 2
The Parent Restructuring
Section 2.01.   The Parent Restructuring.   Following (and subject to) receipt of the Required Parent Stockholder Approval, prior to the First Merger Effective Time, Parent and OpCo shall use their respective commercially reasonable efforts to cause the transactions described on Schedule III hereto (including the Domestication and, in connection with the Domestication, the amendment of Parent’s Governing Documents), and such other transactions as may reasonably be necessary or appropriate in connection therewith, to occur (all such transactions collectively, the “Parent Restructuring”). The Domestication shall become effective, and Parent shall specify in the Certificate of Domestication that is duly filed with the Secretary of State of the State of Delaware with respect to the Domestication that the Domestication shall become effective, on a date and at a time determined by Parent (the “Domestication Effective Time”), which date and time is prior to the Closing Date (such date on which the Domestication becomes effective, the “Domestication Date”). The Certificate of Incorporation of Parent in effect as of immediately following the Domestication shall be substantially in the form attached as Exhibit B hereto (the “Post-Domestication Certificate of Incorporation”).
Section 2.02.   The Post-Closing Restructuring.   Following the Second Merger Effective Time, the Parent Parties and the Surviving Company shall use their respective commercially reasonable efforts to cause the transactions described on Schedule IV hereto, and such other transactions as may reasonably be necessary or appropriate in connection therewith, to occur.
ARTICLE 3
The Mergers
Section 3.01.   The Closing.   Subject to the provisions of Article 10, the closing of the Mergers (the “Closing”) shall take place (i) remotely by the exchange of documents and signatures (or their electronic counterparts), on the fifth Business Day following the date on which all of the conditions set forth in Article 10 have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction of, or, to the extent permissible, waiver by the party or parties entitled to the benefit of, such conditions) or (ii) at such other place, at such other time or on such other date as Parent and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.” Without limiting any Person’s rights under Article 11, at a time that is mutually agreed by the parties hereto (which time shall not be later than 12:00 p.m. Eastern Time unless Parent and the Company each otherwise agrees) on the Business Day immediately preceding the Closing Date (the “Condition Satisfaction Date”), each of the parties hereto shall irrevocably confirm to the other parties hereto that all of the conditions set forth in Article 10 to such party’s consummation of the Closing have been satisfied or waived as of such time (other than those conditions that by their nature are to be

Annex D-27

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
satisfied at the Closing, but subject to the satisfaction of, or, to the extent permissible, waiver by the party or parties entitled to the benefit of, such conditions), and the parties shall irrevocably exchange and release all documents and signatures required to consummate the Closing, as applicable; provided that, if the Domestication has been consummated prior to the Business Day immediately preceding the Closing Date, the Condition Satisfaction Date shall be the same as the Closing Date for purposes hereof and all references herein to the Condition Satisfaction Date shall be deemed to refer to the Closing Date.
Section 3.02.   The First Merger.
(a)   In accordance with Section 251(g) of Delaware Law and subject to, and upon the terms and conditions of, this Agreement, Merger Sub 1 shall, subject to the prior occurrence of the Domestication, at the First Merger Effective Time, be merged with and into Parent, the separate existence of Merger Sub 1 shall thereupon cease and Parent shall continue as the surviving corporation of the First Merger (“Surviving GDHI”) and a wholly owned direct subsidiary of HoldCo and shall continue to be governed by Delaware Law.
(b)   On the Condition Satisfaction Date, and upon the terms and subject to the conditions set forth in this Agreement, Merger Sub 1 and Parent shall file a Certificate of Merger relating to the First Merger with the Secretary of State of the State of Delaware substantially in the form attached as Exhibit C hereto (the “First Certificate of Merger”) and any other appropriate documents, in each case as approved by Parent, in accordance with Delaware Law and, on the Domestication Date or as soon as practicable thereafter, shall make all other filings or recordings required under Delaware Law. The First Merger shall become effective, and Merger Sub 1 and Parent shall specify in the First Certificate of Merger that the First Merger shall become effective, at 12:01 a.m. (Eastern Time) on the Closing Date (or, if the Condition Satisfaction Date is the Closing Date, at such time as the First Certificate of Merger is duly filed with the Secretary of State of the State of Delaware (or such other later time as may be agreed by Parent and the Company and specified in such First Certificate of Merger)) (the “First Merger Effective Time”).
(c)   From and after the First Merger Effective Time, the effects of the First Merger shall be as provided in this Agreement, the First Certificate of Merger and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the First Merger Effective Time, Surviving GDHI shall possess all of the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of Parent and Merger Sub 1, all as provided under Delaware Law.
(d)   At the First Merger Effective Time, by virtue of the First Merger, the certificate of incorporation of Parent shall be amended and restated to be identical to the certificate of incorporation of Merger Sub 1 as in effect immediately prior to the First Merger Effective Time (except that (i) the name of Surviving GDHI shall be such name as determined by the Parent Parties prior to the First Merger Effective Time and (ii) a new article will be added to Surviving GDHI’s certificate of incorporation that will provide in its entirety as follows: “Vote of Stockholders of [HoldCo] Required to Approve Certain Actions: Any act or transaction by or involving the Corporation, other than the election or removal of directors of the Corporation, that if taken by the Corporation immediately prior to the effective time (the “Effective Time”) of the merger of the Corporation and [Merger Sub 1] effective on [date] would require for its adoption under the General Corporation Law of the State of Delaware or this Certificate of Incorporation or the Bylaws immediately prior to Effective Time the approval of the stockholders of the Corporation shall, pursuant to Section 251(g) of the General Corporation Law of the State of Delaware, require, in addition, the approval of the stockholders of [HoldCo], a Delaware corporation, or any successor thereto by merger, by the same vote that is required by the General Corporation Law of the State of Delaware or such Certificate of Incorporation or Bylaws as in effect immediately prior to the Effective Time, as the case may be”) and, as so amended and restated, shall be the certificate of incorporation of Surviving GDHI until thereafter amended in accordance with its terms as provided therein and by Delaware Law. The applicable parties will take all actions necessary such that the Certificate of Incorporation of HoldCo in effect as of immediately following the First Merger Effective Time and as of immediately following the Second Merger Effective Time shall be substantially in the form attached as Exhibit B hereto, with such changes as may be required to reflect that the corporation to which such Certificate of Incorporation applies is HoldCo rather Surviving GDHI.

Annex D-28

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
(e)   At the First Merger Effective Time, the bylaws of Parent shall be amended to be identical to the bylaws of Merger Sub 1 as in effect immediately prior to the First Merger Effective Time and, as so amended, shall be the bylaws of Surviving GDHI until thereafter amended in accordance with their terms as provided therein, the Certificate of Incorporation of Surviving GDHI and Delaware Law, except that the name of Surviving GDHI reflected therein shall be such name as determined by the Parent Parties prior to the First Merger Effective Time.
(f)   The applicable parties will take all actions necessary such that at the First Merger Effective Time, the persons serving as the directors of Parent immediately prior to the First Merger Effective Time shall be the directors of Surviving GDHI, each to hold office in accordance with the Governing Documents of Surviving GDHI from the First Merger Effective Time until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Governing Documents of Surviving GDHI, or as otherwise provided by Delaware Law.
(g)   The parties will take all action necessary such that at the First Merger Effective Time, the persons serving as the officers of Parent immediately prior to the First Merger Effective Time shall hold the same offices as the officers of Surviving GDHI, each to hold office in accordance with the Governing Documents of Surviving GDHI until their respective successors are duly appointed or until their earlier death, resignation or removal in accordance with the Governing Documents of Surviving GDHI.
Section 3.03.   Consequences of the First Merger to Parent Common Stock.   At the First Merger Effective Time, by virtue of the First Merger and without any action on the part of the Parent Parties or the holders of any securities of any of the Parent Parties or any other Person:
(a)   except for Parent Disregarded Shares, each share of Parent Class A Common Stock issued and outstanding immediately prior to the First Merger Effective Time shall automatically be converted into and become one validly issued, fully paid and nonassessable share of HoldCo Class A Common Stock, and as of the First Merger Effective Time, all such shares of Parent Class A Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist and shall thereafter represent only shares of HoldCo Class A Common Stock into which such shares were converted pursuant to this Agreement;
(b)   except for Parent Disregarded Shares, each share of Parent Class B Common Stock issued and outstanding immediately prior to the First Merger Effective Time shall automatically be converted into and become one validly issued, fully paid and nonassessable share of HoldCo Class B Common Stock and as of the First Merger Effective Time, all such shares of Parent Class B Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist and shall thereafter represent only the shares of HoldCo Class B Common Stock into which such shares were converted pursuant to this Agreement;
(c)   each share of Parent Common Stock held by Parent (collectively, the “Parent Disregarded Shares”) immediately prior to the First Merger Effective Time shall be canceled without any conversion thereof and shall cease to exist, and no consideration shall be delivered or receivable with respect thereto; and
(d)   each share of capital stock of Merger Sub 1 issued and outstanding immediately prior to the First Merger Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock of Surviving GDHI, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of Surviving GDHI.
Section 3.04.   Consequences of the First Merger to Parent Equity Awards.
(a)   At the First Merger Effective Time, (i) each Parent Equity Award that is outstanding immediately prior to the First Merger Effective Time, whether vested or unvested, shall, subject to the terms and conditions set forth herein, by virtue of the First Merger and without any action on the part of the Parent Parties, the Company, any holder of any Parent Equity Award or any other Person, be assumed by HoldCo and converted into an equity award in respect of HoldCo Common Stock on an one-to-one basis with respect to the shares of underlying Parent Common Stock and HoldCo Common Stock and on the same terms and

Annex D-29

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
conditions (including applicable vesting, exercise and expiration provisions) as applied to each such Parent Equity Award immediately prior to the First Merger Effective Time, and (ii) HoldCo shall assume each Parent Stock Plan.
(b)   At or prior to the First Merger Effective Time, the Parent Parties or their respective boards of directors or equivalent governing bodies shall each have taken all actions necessary or advisable to effect the transactions anticipated by this Section 3.04 as of the First Merger Effective Time in accordance with Applicable Law, its Governing Documents and the terms of the Parent Stock Plans and any Contracts evidencing a Parent Equity Award.
Section 3.05.   The Second Merger.
(a)   In accordance with Section 251 of Delaware Law and subject to, and upon the terms and conditions of, this Agreement, Merger Sub 2 shall, subject to the prior occurrence of the Domestication and the First Merger, at the Second Merger Effective Time, merge with and into the Company, the separate existence of Merger Sub 2 shall cease and the Company shall continue as the surviving corporation of the Second Merger (the “Surviving Company”) and a subsidiary directly and jointly owned by OpCo and HoldCo and shall continue to be governed by Delaware Law.
(b)   On the Condition Satisfaction Date, and upon the terms and subject to the conditions set forth in this Agreement, Merger Sub 2 and the Company shall file a Certificate of Merger relating to the Second Merger with the Secretary of State of the State of Delaware substantially in the form attached as Exhibit D hereto (the “Second Certificate of Merger”) and any other appropriate documents, in each case as approved by HoldCo, in accordance with Delaware Law and, on the Condition Satisfaction Date or as soon as practicable thereafter, shall make all other filings or recordings required under Delaware Law. The Second Merger shall become effective, and Merger Sub 2 and the Company shall specify in the Second Certificate of Merger that the Second Merger shall become effective, at 12:02 a.m. (Eastern Time) on the Closing Date (or, if the Condition Satisfaction Date is the Closing Date, at such time as the Second Certificate of Merger is duly filed with the Secretary of State of the State of Delaware (or such other later time as may be agreed by Parent and the Company and specified in such Second Certificate of Merger)) (the “Second Merger Effective Time”) and, for the avoidance of doubt, the Second Merger Effective Time shall occur after, but on the same day as, the First Merger Effective Time.
(c)   From and after the Second Merger Effective Time, the effects of the Second Merger shall be as provided in this Agreement, the Second Certificate of Merger and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Second Merger Effective Time, the Surviving Company shall possess all of the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Sub 2, all as provided under Delaware Law.
(d)   At the Second Merger Effective Time, by virtue of the Second Merger, the certificate of incorporation of the Company shall be amended and restated to be identical to the certificate of incorporation of Merger Sub 2 as in effect immediately prior to the Second Merger Effective Time (except that the name of the Surviving Company shall be “BitGo Holdings, Inc.” or another name determined by the Parent Parties prior to the Second Merger Effective Time) and as so amended and restated shall be the certificate of incorporation of the Surviving Company until thereafter amended in accordance with its terms as provided therein and by Delaware Law.
(e)   At the Second Merger Effective Time, the bylaws of the Company shall be amended to be identical to the bylaws of Merger Sub 2 as in effect immediately prior to the Second Merger Effective Time, and, as so amended, shall be the bylaws of the Surviving Company until thereafter amended in accordance with their terms as provided therein, the Certificate of Incorporation of the Surviving Company and by Delaware Law, except that the name of the Surviving Company reflected therein shall be “BitGo Holdings, Inc.” or another name determined by the Parent Parties prior to the Second Merger Effective Time.
(f)   The applicable parties will take all action necessary such that, at the Second Merger Effective Time, the persons serving as the directors of Merger Sub 2 immediately prior to the Second Merger Effective Time shall be the directors of the Surviving Company, each to hold office in accordance with the Governing Documents of the Surviving Company until their respective successors are duly elected or appointed and

Annex D-30

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
qualified or until their earlier death, resignation or removal in accordance with the Governing Documents of the Surviving Company, or as otherwise provided by Delaware Law.
(g)   The applicable parties will take all action necessary such that, at the Second Merger Effective Time, unless otherwise determined by the Parent Parties prior to the Second Merger Effective Time, the persons serving as the officers of Merger Sub 2 immediately prior to the Second Merger Effective Time shall hold the same offices as the officers of the Surviving Company, each to hold office in accordance with the Governing Documents of the Surviving Company until their respective successors are duly appointed or until their earlier death, resignation or removal in accordance with the Governing Documents of the Surviving Company.
Section 3.06.   Consequences of the Second Merger to Company Stock.   At the Second Merger Effective Time, by virtue of the Second Merger and without any action on the part of the Parent Parties, the Company or the holders of any securities of any of the Parent Parties or the Company or any other Person:
(a)   except for Company Disregarded Shares, Parent-Held Disregarded Shares and Dissenting Shares, each share of Company Stock issued and outstanding immediately prior to the Second Merger Effective Time shall automatically be converted into and shall thereafter represent the right to receive (i) either (A) with respect to a share of Company Stock that is a Stock Election Share (subject to Section 3.08(d)), a number of shares of HoldCo Class A Common Stock equal to (1) the Closing Per Share Consideration Value divided by (2) the Galaxy Share Value Price, or (B) with respect to a share of Company Stock that is a Cash Election Share (subject to Section 3.08(d)), an amount in cash equal to the Closing Per Share Consideration Value (the consideration described in the foregoing clause (i)(A) or (i)(B), as applicable, the “Per Share Closing Consideration”) set forth on an Allocation Schedule delivered in accordance herewith, (ii) the Per Share Adjustment Consideration set forth on an Allocation Schedule delivered in accordance herewith, if any, (iii) the Per Share Adjustment Holdback Release Amount set forth on an Allocation Schedule delivered in accordance herewith, if any, (iv) the Per Share Regulatory Capital Payment Amount set forth on an Allocation Schedule delivered in accordance herewith, if any, (v) the Per Share Holdback Deferred Release Amount set forth on an Allocation Schedule delivered in accordance herewith, if any, (vi) the Per Share Holdback Indemnity Release Amount set forth on an Allocation Schedule delivered in accordance herewith, if any, and (vii) the Per Share Equityholders’ Representative Fund Release Amount set forth on an Allocation Schedule delivered in accordance herewith, if any (collectively for all Company Stock, the “Merger Consideration”), and as of the Second Merger Effective Time, all such shares of Company Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist and shall thereafter represent only the right to receive the applicable portion of the Merger Consideration payable in respect thereof in accordance with this Agreement; provided that any shares of HoldCo Common Stock issuable to an Equityholder pursuant to this Section 3.06(a) shall in each case be rounded down to the nearest whole number of shares after aggregating all shares and fractional shares of HoldCo Common Stock otherwise to be delivered to such Equityholder, as applicable;
(b)   each share of Company Stock held by the Company (including as treasury stock or otherwise) or any of its Subsidiaries (the “Company Disregarded Shares”) immediately prior to the Second Merger Effective Time shall automatically be canceled without any conversion thereof and shall cease to exist, and no consideration shall be delivered or receivable with respect thereto;
(c)   each share of Company Stock held by any of HoldCo, Parent, OpCo, Merger Sub 1, Merger Sub 2 or any Subsidiary of any of them (“Parent-Held Disregarded Shares”) immediately prior to the Second Merger Effective Time shall automatically be canceled without any conversion thereof and shall cease to exist, and no consideration shall be delivered or receivable with respect thereto; and
(d)   each share of capital stock of Merger Sub 2 issued and outstanding immediately prior to the Second Merger Effective Time shall be converted into and thereafter represent one duly issued, fully paid and non-assessable share of common stock of the Surviving Company, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Company.
Notwithstanding anything herein to the contrary, in no event shall (x) the aggregate amount of cash required to be delivered to the Equityholders pursuant to this Agreement exceed an amount equal to (i) the

Annex D-31

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Base Cash Consideration, plus (ii) the Final Adjustment Amount (which may be a negative number), plus (iii) the amount by which the Holdback Deferred Release Amount exceeds the Holdback Deferred Initial Amount (if any), plus (iv) the Regulatory Capital Payment Amount (if any), plus (v) the aggregate amount of any indemnification payments required to be made by OpCo and its Affiliates to the Equityholder Indemnified Parties under Section 11.02(b), or (y) the aggregate amount of shares of HoldCo Class A Common Stock required to be issued by HoldCo and its Affiliates pursuant to this Agreement (including any shares of HoldCo Class A Common Stock issuable upon the exercise of Exchanged Options) exceed the (i) Base Shares Consideration plus (ii) the Crypto Proceeds Additional Consideration (if any).
Section 3.07.   Consequences of the Second Merger to Company Stock Options.
(a)   At the Second Merger Effective Time, (i) each In-the-Money Company Stock Option that is outstanding immediately prior to the Second Merger Effective Time, whether vested or unvested, shall, subject to the terms and conditions set forth herein, by virtue of the Second Merger and without any action on the part of the Parent Parties, the Company, any Optionholder or any other Person, be assumed by HoldCo and converted into an option to purchase a number of shares of HoldCo Class A Common Stock (each such option, an “Exchanged Option”) equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Company Common Stock subject to such In-the-Money Company Stock Option immediately prior to the Second Merger Effective Time multiplied by (y) the Exchanged Option Ratio, at an exercise per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such In-the-Money Company Stock Option immediately prior to the Second Merger Effective Time divided by (B) the Exchanged Option Ratio; provided that the exercise price and the number of shares of HoldCo Class A Common Stock purchasable pursuant to such Exchanged Option shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that, if Section 422 of the Code applies to such Exchanged Option, the exercise price and the number of shares of HoldCo Class A Common Stock purchasable pursuant to such Exchanged Option shall be subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code and (ii) each Optionholder holding such In-the-Money Company Stock Option shall be entitled to receive (A) the Per Share Adjustment Consideration set forth on an Allocation Schedule delivered in accordance herewith, if any, (B) the Per Share Adjustment Holdback Release Amount set forth on an Allocation Schedule delivered in accordance herewith, if any, (C) the Per Share Regulatory Capital Payment Amount set forth on an Allocation Schedule delivered in accordance herewith, if any, (D) the Per Share Holdback Deferred Release Amount set forth on an Allocation Schedule delivered in accordance herewith, if any, (E) the Per Share Holdback Indemnity Release Amount set forth on an Allocation Schedule delivered in accordance herewith, if any, and (F) the Per Share Equityholders’ Representative Fund Release Amount set forth on an Allocation Schedule delivered in accordance herewith, if any, in each case, as if the Optionholder held the shares of Company Common Stock subject to such In-the-Money Company Stock Option as of immediately prior to the Second Merger Effective Time. To the extent the holder of an In-the-Money Company Stock Option is entitled to cash consideration pursuant to clause (ii) of the immediately preceding sentence, such cash consideration shall only become payable with respect to the vested portion of such In-the-Money Company Stock Option with any such amounts payable with respect to the then unvested portion of the In-the-Money Company Stock Option payable if and when such portion becomes fully vested in accordance with the terms of such In-the-Money Company Stock Option, and any such cash consideration otherwise payable in respect of the portion of such In-the-Money Company Stock Option that does not vest shall instead be redistributed to all other Equityholders on a pro rata basis, based on the relative number of shares of Company Common Stock held by each such Equityholder as of immediately prior to the Second Merger Effective Time (assuming conversion into Company Common Stock of all Company Preferred Stock and the exercise in full of all In-the-Money Company Stock Options (whether or not vested), in each case, outstanding as of immediately prior to the Second Merger Effective Time), in accordance with the provisions hereof as if such cash consideration was additional Merger Consideration. Except as specifically provided above, following the Second Merger Effective Time, each Exchanged Option shall continue to be governed by the same terms and conditions (including vesting, exercisability and forfeiture terms) as were applicable to the corresponding former In-the-Money Company Stock Option immediately prior to the Second Merger Effective Time. As soon as reasonably practicable after the Second Merger Effective Time, Parent shall file with the SEC a registration statement on Form S-8 (or any successor form or other appropriate form) with respect to the shares of HoldCo Class A Common Stock issuable upon exercise of the Exchanged Options, and (as

Annex D-32

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
applicable) shall use commercially reasonable efforts to have such registration statement declared effective as soon as reasonably practicable following such filing.
(b)   At the Second Merger Effective Time, each Out-of-the-Money Company Stock Option that is outstanding immediately prior to the Second Merger Effective Time, whether vested or unvested, shall, subject to the terms and conditions set forth herein, by virtue of the Second Merger and without any action on the part of the Parent Parties, the Company, any Optionholder or any other Person, be canceled without any conversion thereof and shall cease to exist, and no consideration shall be delivered or receivable with respect thereto.
(c)   It is specifically understood that prior to the date hereof, the Company or a Subsidiary of the Company entered into or issued offer letters, employment agreements and other agreements (each, an “Ungranted Option Agreement”) pursuant to which the Company or its applicable Subsidiary stated an intent to grant employees or prospective employees or other service providers (each, an “Ungranted Option Counterparty”) options to purchase Company Common Stock (each, an “Ungranted Option”) and the Company and its Subsidiaries may enter into or issue after the date hereof and prior to the Measurement Time additional Ungranted Option Agreements (to the extent permitted under Section 6.01(b)(xi)) pursuant to which the Company may promise to grant Ungranted Option Counterparties additional Ungranted Options in the ordinary course of business. The Company shall update the Ungranted Option Schedule (“Updated Ungranted Option Schedule”) to reflect substantially similar and, where applicable, updated, information relating to each Ungranted Option with respect to which the applicable Ungranted Option Counterparty is then an employee or other service provider of an Acquired Company and deliver such schedule to Parent no later than five Business Days prior to the Closing Date. In addition, the Updated Ungranted Option Schedule shall include, with respect to each Ungranted Option, the Closing Ungranted Option Payment, if any, Vested Portion of Ungranted Option, if any, and the Unvested Portion of Ungranted Option. On, or as soon reasonably practicable following Closing, Parent shall pay (or shall cause the Company to pay) to each Ungranted Option Counterparty (with respect to each Ungranted Option), who was employed by, or otherwise provide services to, one of the Acquired Companies on the Second Merger Effective Time, the Closing Ungranted Option Payment (less applicable withholding). In addition, with respect to each Ungranted Option, on or as soon as reasonably practicable following the Closing Date, HoldCo shall grant (under the Galaxy Digital Holdings Ltd. Long Term Incentive Plan or a successor plan thereto) to Ungranted Option Counterparties, who were employed by, or otherwise provide services of, one of the Acquired Companies on the Second Merger Effective Time, a number of options to purchase a number of shares of HoldCo Class A Common Stock (rounded down to the nearest whole share) equal to the product of the Exchanged Option Ratio and the Unvested Portion of such Ungranted Option, having a vesting schedule identical to the vesting schedule which would have applied to such Unvested Portion of such Ungranted Option, a 10 year exercise period and a strike price equal to the Market Price (as defined in the Galaxy Digital Holdings Ltd. Long Term Incentive Plan or a successor plan thereto) as of the grant date of such options; provided that in no such event shall HoldCo be required to grant options (i) to purchase shares of HoldCo Class A Common Stock in respect of more than 2,602,365 Ungranted Options with respect to existing employees or service providers of the Acquired Companies as of the date of this Agreement and/or outstanding offers of employment made by the Acquired Companies on or prior to the date of this Agreement, or (ii) to purchase more than (A) 1,550,000 shares of HoldCo Class A Common Stock pursuant to this Section 3.07(c) in respect of Ungranted Options or (B) to purchase more than 250,000 shares of HoldCo Class A Common Stock pursuant to this Section 3.07(c) in respect of Ungranted Options granted after the date hereof in addition to any such options to purchase shares of HoldCo Class A Common Stock referred to in the foregoing clause (i) above (and, in each case, in the event that the number of Ungranted Options outstanding as of immediately prior to the Closing would result in either of such caps being exceeded, the number of options to purchase shares of HoldCo Class A Common Stock that HoldCo is required to grant to each Ungranted Option Counterparty pursuant to this Section 3.07(c) shall be proportionately reduced, and the Company agrees to ensure that any Ungranted Option Agreement expressly provides for the same).
(d)   At or prior to the Second Merger Effective Time, HoldCo and, subject to the reasonable review and approval of the Parent Parties, the Company or their respective boards of directors or equivalent governing bodies shall each have taken all actions necessary or advisable to effect the transactions anticipated by this Section 3.07 as of the Second Merger Effective Time in accordance with Applicable Law, their

Annex D-33

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
respective Governing Documents, and the terms of the Company Stock Plan and any Contracts evidencing a Company Stock Option (and the Company shall provide evidence of such actions to the Parent Parties prior to the Condition Satisfaction Date).
Section 3.08.   Merger Consideration Elections.
(a)
Election Form.

(i)   The Company shall cause the Exchange Agent to deliver an election form, substantially in the form attached as Exhibit E hereto (the “Election Form”) to each Company Stockholder that has not previously completed and delivered to the Company an Election Form as promptly as practicable after the date of this Agreement, but in any event, no later than the date on which the Consent Solicitation Statement is delivered to each Company Stockholder in accordance herewith. The Election Form shall permit each Company Stockholder to, by returning a properly completed Election Form to the Exchange Agent in accordance with the instructions set forth on the Election Form, elect to receive as the Per Share Closing Consideration payable hereunder with respect to all (subject to the following sentence) of such Company Stockholder’s shares Company Stock (including any shares of Company Stock issued to such Company Stockholder prior to the Second Merger Effective Time upon the exercise of any Company Stock Options) (a “Merger Consideration Election”) (i) solely shares of HoldCo Class A Common Stock (a “Stock Election”), (ii) solely cash (a “Cash Election”), or (iii) 50% HoldCo Class A Common Stock and 50% cash (a “Mixed Election”). In the case of a Mixed Election by a Company Stockholder, such Company Stockholder shall be deemed to have made a Stock Election with respect to 50% such Company Stockholder’s shares of Company Stock and a Cash Election with respect to the other 50% of such Company Stockholder’s shares of Company Stock. If a Company Stockholder either (i) does not submit a properly completed Election Form prior to the Election Deadline, (ii) properly revokes an Election Form (in accordance with the revocation instructions set forth therein) prior to the Election Deadline and does not thereafter resubmit a properly completed Election Form prior to the Election Deadline, or (iii) with respect to any Dissenting Shares, fails to perfect his, her or its right to dissent under Applicable Law, such Company Stockholder shall be deemed to have made a Cash Election.
(ii)   Shares of Company Stock as to which a Cash Election has been made or deemed to have been made (including pursuant to a Mixed Election and any Company Stock issued in connection with the exercise of a Company Stock Option the holder of which has made a Cash Election, or where such Equityholder has not made any Merger Consideration Election or has revoked a duly made election and has not properly and timely submitted a new Merger Consideration Election), are referred to herein as “Cash Election Shares.” Shares of Company Stock as to which a Stock Election has been made or deemed to have been made (including pursuant to a Mixed Election and any Company Stock issued in connection with the exercise of a Company Stock Option the holder of which has made a Stock Election), are referred to herein as “Stock Election Shares.” Any nominee record holders who hold Company Stock on behalf of multiple beneficial owners shall make a separate Merger Consideration Election on behalf of each such beneficial owner. For purposes of this Section 3.08, any Dissenting Shares shall be deemed to be Cash Election Shares regardless of any Election Form submitted by the holder thereof; provided that such Dissenting Shares shall be subject to the provisions of Section 3.09.
(b)   Election Deadline.   The term “Election Deadline” shall mean 11:59 p.m., Pacific Time, on the date that is 15 days after the Consent Solicitation Statement is mailed, or such other date as Parent and the Company shall mutually agree upon; provided that, in any event, the date of the Election Deadline shall be no later than one day prior to the date on which the Estimate Statement is required to be delivered in accordance herewith.
(c)   Effective Election.   A Merger Consideration Election shall have been properly and timely made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline, as shall be determined by the Exchange Agent in its sole discretion. Any Election Form may be revoked or changed prior to the Election Deadline by the Company Stockholder submitting such Election Form to the Exchange Agent by delivery to the Exchange Agent of a new Election Form, provided that to be effective, such new Election Form must be properly completed and delivered to the Exchange Agent at or prior to the Election Deadline, as shall be determined by the Exchange Agent in its sole discretion. Neither

Annex D-34

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
the Exchange Agent nor any other Person shall be under any obligation to notify any Person of any defect in an Election Form or whether an Election Form was submitted timely.
(d)   Undersubscription or Oversubscription of Cash Consideration.   The Company shall cause the Exchange Agent to effect the allocation of the shares of HoldCo Class A Common Stock and cash comprising the aggregate Per Share Closing Consideration among Equityholders as follows (and to promptly deliver to the Parent Parties an updated Allocation Schedule reflecting such allocation):
(i)   Cash Consideration Undersubscribed.   If the number of Cash Election Shares multiplied by the Closing Per Share Consideration Value is less than the Closing Cash Consideration (the absolute value of the amount of such shortfall being the “Cash Election Shortfall Amount”), then each Company Stockholder holding Stock Election Shares shall have a number of such Company Stockholder’s Stock Election Shares automatically converted into Cash Election Shares as follows: the number of such Company Stockholder’s Stock Election Shares to be converted into Cash Election Shares shall be equal to (i) the number of such Company Stockholder’s Stock Election Shares (prior to giving effect to this paragraph) multiplied by (ii) a fraction, the numerator of which is the Cash Election Shortfall Amount divided by the Closing Per Share Consideration Value and the denominator of which is the total number of Stock Election Shares held by all Company Stockholders (prior to giving effect to this paragraph), with the result being rounded to the nearest whole share; provided that, for the avoidance of doubt, in no event will the aggregate amount of shares of HoldCo Class A Common Stock to be issued pursuant to this Agreement (including any shares of HoldCo Class A Common Stock issuable upon the exercise of Exchanged Options) exceed the Base Shares Consideration plus the Crypto Proceeds Additional Consideration (if any).
(ii)   Cash Consideration Oversubscribed.   If the number of Cash Election Shares multiplied by the Closing Per Share Consideration Value is greater than the Closing Cash Consideration (the amount of such excess being the “Cash Election Surplus Amount”), then each Company Stockholder holding Cash Election Shares shall have a number of such Company Stockholder’s Cash Election Shares automatically converted into Stock Election Shares as follows: the number of such Company Stockholder’s Cash Election Shares to be converted into Stock Election Shares shall be equal to (i) the number of such Company Stockholder’s Cash Election Shares (prior to giving effect to this paragraph) multiplied by (ii) (A) a fraction, the numerator of which is the Cash Election Surplus Amount divided by the Closing Per Share Consideration Value and the denominator of which is the total number of Cash Election Shares held by all Company Stockholders (prior to giving effect to this paragraph), with the result being rounded to the nearest whole share; provided that, for the avoidance of doubt, in no event will the aggregate amount of shares of HoldCo Class A Common Stock to be issued pursuant to this Agreement (including any shares of HoldCo Class A Common Stock issuable upon the exercise of Exchanged Options) exceed the Base Shares Consideration plus the Crypto Proceeds Additional Consideration (if any).
(iii)   Closing Cash Consideration Satisfied.   If, before giving effect to Section 3.08(d)(i) and Section 3.08(d)(ii), the number of Cash Election Shares multiplied by the Closing Per Share Consideration Value is equal to the Closing Cash Consideration, then Section 3.08(d)(i) and Section 3.08(d)(ii) shall not apply.
Section 3.09. Dissenters’ Rights.
(a)   Notwithstanding any provision of this Agreement to the contrary, other than as provided in this Section 3.09(a), any shares of Company Stock that are issued and outstanding immediately prior to the Second Merger Effective Time and are held by a Person who (i)has not voted in favor of or consented in writing to adopt this Agreement and who either (A) has duly and validly demanded appraisal of, in accordance with Delaware Law, or duly and validly exercised dissenters’ rights with respect to, in accordance with the CCC, such shares in connection with the Second Merger, or (B) has not exercised dissenters’ rights with respect to such shares as of the Second Merger Effective Time, but may still exercise dissenters’ rights with respect to such shares in accordance with the CCC, and (ii)as of the Second Merger Effective Time, has not effectively withdrawn or lost such appraisal rights or dissenters’ rights (through failure to perfect or otherwise) (such shares, “Dissenting Shares”) shall not be converted into or represent the right to receive the applicable portion of the Merger Consideration, but instead shall be converted into the right to receive

Annex D-35

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
only the appraised value of such shares as may be determined to be due with respect to such Dissenting Shares under Delaware Law or the CCC, as applicable. From and after the Second Merger Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and a holder of Dissenting Shares shall not be entitled to exercise any of the voting rights or other rights of a stockholder of the Surviving Company. The Parent Parties, as applicable, shall be entitled to retain (or receive from the Equityholders’ Representative or the Exchange Agent) any portion of the Merger Consideration that otherwise would have been paid in respect of the Dissenting Shares, and, subject to Section 3.09(b), no Equityholder shall be entitled to any portion of such Merger Consideration.
(b)   Notwithstanding the provisions of Section 3.09(a), if any holder of shares of Company Stock who has duly and validly demanded appraisal of such shares in connection with the Second Merger in accordance with Delaware Law or the CCC effectively withdraws or loses such appraisal rights (through failure to perfect or otherwise), or if any holder of shares of Company Stock that continued to have dissenters’ rights with respect to such shares under the CCC as of the Second Merger Effective Time shall not have properly exercised dissenters’ rights for such shares under the CCC before the deadline set forth in the CCC, then such shares shall no longer be Dissenting Shares and, as of the later of the Second Merger Effective Time and the occurrence of such withdrawal or loss, such shares shall automatically be converted into and thereafter represent the right to receive the applicable portion of the Merger Consideration payable with respect to such shares pursuant to and in accordance with this Agreement, without interest thereon (and, for the avoidance of doubt, such shares will be treated as Cash Election Shares for all purposes hereof and the holder of such shares will not be entitled to make a Stock Election).
(c)   The Company shall give the Parent Parties prompt written notice of the receipt of any written notice of any demand for appraisal under Delaware Law or exercise of dissenters’ rights under the CCC, or intent to demand appraisal or exercise dissenters’ rights, for any shares of Company Stock, withdrawals of such demands or exercises, and any other instruments received by the Company that relate to any such demand for appraisal or exercise of dissenters’ rights. Notwithstanding anything in this Agreement to the contrary, the Company shall have the right to control and direct all negotiations and proceedings prior to the Second Merger Effective Time, and the Equityholders’ Representative shall have the right to control and direct all negotiations and proceedings after the Second Merger Effective Time, with respect to any demand or threatened demand for appraisal or exercise of dissenters’ rights in connection with the Merger (each an “Appraisal Demand”), and any other Action brought against the Company (or any of its directors, officers or employees (in their capacities as such)) by a current or former Equityholder related to the transactions contemplated hereby. The Parent Parties shall be afforded a reasonable opportunity to participate in any such Action relating to an Appraisal Demand or otherwise to the transactions contemplated hereby and the Company and the Equityholders’ Representative, as applicable, shall not offer to settle, settle, or make any payment with respect to any Appraisal Demand without the prior written approval of the Parent Parties. Any communication to be made by the Company to any Company Stockholder with respect to any Appraisal Demand shall be submitted to Parent in advance and the Company shall incorporate all of Parent’s reasonable comments prior to sending to such Company Stockholder.
(d)   Notwithstanding anything to the contrary herein, any portion of the Merger Consideration deposited with the Exchange Agent or the Equityholders’ Representative pursuant hereto in respect of any Dissenting Shares shall be, in the case of any shares of HoldCo Class A Common Stock, returned to HoldCo, and, in the case of any other Merger Consideration, returned to OpCo or such other person as OpCo may direct, in each case, upon HoldCo’s written demand to the Exchange Agent or the Equityholders’ Representative, as applicable, which demand may be made by HoldCo at any time after the date that is 180 days after the Closing Date; provided that the holders of the applicable Dissenting Shares have not previously withdrawn or lost appraisal rights under Delaware Law and, to the extent applicable, dissenters’ rights under the CCC.
(e)   Notwithstanding anything to the contrary herein, the portion of each of the Holdback Adjustment Amount, the Holdback Deferred Release Amount and the Holdback Indemnity Initial Amount attributable to any Dissenting Shares shall be kept by and become the property of OpCo (or one of its designated Affiliates) upon written notice from OpCo to the Equityholders’ Representative, which notice may be given by OpCo at any time after the date that is 180 days after the Closing Date, provided that the holders of the applicable Dissenting Shares have not previously withdrawn or lost appraisal rights under Delaware Law and, to the extent applicable, dissenters’ rights under the CCC.

Annex D-36

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Section 3.10.   Holdback Amount.   Within three Business Days following (or, at OpCo’s election, prior to) the earlier to occur of (i) the first anniversary of the Closing Date or (ii) a Change of Control of HoldCo, OpCo shall deliver to the Exchange Agent an amount in cash, without interest, equal to the Holdback Deferred Release Amount (less the aggregate amount of all Damages specified in any then-unresolved indemnification claims made by any Parent Indemnified Party pursuant to Section 11.02 that is in excess of the Holdback Indemnity Initial Amount then available for reduction in respect of such Damages), and promptly after receipt by the Exchange Agent, the Equityholders’ Representative will instruct the Exchange Agent to pay such Holdback Deferred Release Amount to the Equityholders entitled thereto in accordance with Section 3.06 and Section 3.07(provided that any amounts payable in respect of Company Stock Options shall be further delivered by the Exchange Agent to the Surviving Company, in trust for the benefit of the Optionholders entitled thereto, for further distribution to the applicable Optionholders in accordance with this Agreement (including any requirements to withhold)).
Section 3.11.   Surrender and Payment.   (a) (i) As promptly as practicable after the date of this Agreement, the Equityholders’ Representative and HoldCo shall appoint and retain (as an agent of the Equityholders’ Representative and HoldCo), and enter into an agreement on terms reasonably satisfactory to the Equityholders’ Representative and HoldCo (the “Exchange Agent Agreement”) with, an agent (the “Exchange Agent”), which Exchange Agent shall be reasonably satisfactory to HoldCo, for the purpose of exchanging the Merger Consideration for certificates representing shares of Company Stock (the “Certificates”) and uncertificated shares of Company Stock (the “Uncertificated Shares”), and (ii) the Equityholders’ Representative and the Company shall cause the Exchange Agent to deliver to each holder of record of Company Stock a letter of transmittal in substantially in the form attached as Exhibit F hereto (including the representations, warranties, acknowledgements, lock-up agreement and confidentiality, release and other undertakings set forth therein) (the “Letter of Transmittal”) to be completed and delivered by each holder of Company Stock to effect the exchange of such Equityholder’s Company Stock for the payment of the Merger Consideration payable or deliverable pursuant to Section 3.06 in respect of such Company Stock.
(b)   As promptly as practicable following (but on the same day as) the Second Merger Effective Time, (i) OpCo shall deliver or cause to be delivered (including, at OpCo’s election, by causing the Company to deliver) by wire transfer of immediately available funds to the Exchange Agent, in trust for the benefit of the holders of Company Stock entitled thereto, the amount of cash required for the distribution of Per Share Closing Consideration (other than the portion thereof that is shares of HoldCo Class A Common Stock) pursuant hereto and (ii) HoldCo shall deliver or cause to be delivered to the Exchange Agent, in trust for the benefit of the holders of Company Stock entitled thereto, the number of shares of HoldCo Class A Common Stock for the distribution of Per Share Closing Consideration (other than the portion thereof that is cash) pursuant hereto.
(c)   Upon (i) surrender to the Exchange Agent of a properly completed and duly executed Letter of Transmittal (together with properly completed and duly executed IRS Form W-9 or IRS Form W-8, as applicable) and (ii) delivery to the Exchange Agent of (x) a Certificate or (y) such evidence of transfer as the Exchange Agent may reasonably require in the case of a book-entry transfer of Uncertificated Shares, an Equityholder whose shares of Company Equity Interests have been converted into or cancelled in exchange for the right to receive the applicable portion of the Merger Consideration shall be entitled (A) to promptly receive from the Exchange Agent or the Surviving Company, as applicable, the portion of the Merger Consideration to which such Equityholder is entitled pursuant to Section 3.06 and Section 3.07 and (B) to receive from the Exchange Agent or the Surviving Company, as applicable, the portion of the remainder of the Merger Consideration payable or deliverable, as applicable, for each such Equityholder’s Company Equity Interests in the manner and at (or promptly following) the times paid or delivered to the Exchange Agent, in trust for the benefit of the holders of Company Stock entitled thereto, or to the Surviving Company, in trust for the benefit of the holders of Company Stock Options, as applicable, as set forth in this Agreement.
(d)   If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the related Company Equity Interest is registered, it shall be a condition to such payment that (i) (x) the Certificate with respect to such Company Equity Interest, if applicable, shall be properly endorsed or shall otherwise be in proper form for transfer or (y) if such Company Equity Interest is an Uncertificated

Annex D-37

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Share or Company Stock Option, it shall be properly transferred and (ii) the Person requesting such payment shall pay to HoldCo in advance any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Company Equity Interest or establish to the satisfaction of HoldCo that such Tax has been paid or is not payable.
(e)   After the Second Merger Effective Time, the transfer books of the Company shall be closed and there shall be no further registration of transfers of Company Equity Interests. If, after the Second Merger Effective Time, Certificates or Uncertificated Shares are presented to HoldCo or any of its Affiliates, the Surviving Company or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration in accordance with this Agreement, including the procedures set forth in this Article 3.
(f)   After the Second Merger Effective Time, each Equityholder shall look only to the Exchange Agent or the Surviving Company, as applicable, for payment or delivery of the portion of the Merger Consideration payable pursuant to Section 3.06 and Section 3.07 and the other amounts payable pursuant to this Agreement, in each case, in respect of Company Equity Interests. Notwithstanding anything to the contrary contained herein, payment by or on behalf of HoldCo or any of its Affiliates to the Exchange Agent, in accordance with this Agreement shall be in full satisfaction of the obligations of HoldCo and its Affiliates with respect to such payment.
(g)   Except as required by Applicable Law, no dividends or other distributions with respect to shares of capital stock of the Surviving Company with a record date after the Second Merger Effective Time shall be paid to any Equityholder.
(h)   All consideration paid in respect of the surrender or exchange of Company Equity Interests in accordance with the terms hereof shall be deemed to be in full satisfaction of all rights pertaining to such Company Equity Interests.
(i)   For the avoidance of doubt, except as otherwise expressly provided for herein, no interest will be paid or accrued on the Merger Consideration or any payments thereof to the Equityholders.
(j)   Notwithstanding anything herein to the contrary, any Merger Consideration required to be delivered under this Agreement to any Optionholder in respect of Company Stock Options (i) shall be subject to any withholding in accordance with Section 3.18 and (ii) shall be withheld by the Surviving Company for remittance to such Optionholder through the Surviving Company’s payroll or treasury functions no later than the first normal payroll date after such payment becomes due.
(k)   Notwithstanding the foregoing, none of the Parent Parties shall be liable to any Equityholder for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws in accordance with such laws. Any amounts remaining unclaimed by the Equityholders on the date immediately prior to the date on which the amounts would otherwise escheat to or become property of any Governmental Authority, shall become, to the extent permitted by Applicable Law, the property of HoldCo free and clear of any claims or interest of any Person previously entitled thereto.
Section 3.12.   Deposit of the Equityholders’ Representative Fund.   At or as promptly as practicable following the Second Merger Effective Time, OpCo shall deposit, or cause to be deposited, with the Equityholders’ Representative, $1,500,000 (the “Equityholders’ Representative Expense Amount”) by wire transfer of immediately available funds for deposit into a segregated account designated by the Equityholders’ Representative (and set forth in the Allocation Schedule)(the “Equityholders’ Representative Expense Account”) to be held by the Equityholders’ Representative in accordance with the terms of this Agreement.
Section 3.13.   Pre-Closing Estimates; Updated Allocation Schedule.   (a) No later than five Business Days prior to the Closing Date, the Company shall prepare and furnish to Parent (i) a written statement signed by an officer of the Company (the “Estimate Statement”), setting forth in reasonable detail the Company’s good faith estimate of Closing Working Capital (“Estimated Closing Working Capital”), Loan Book Net Equity Value (“Estimated Loan Book Net Equity Value”), Loan Book Base Net Equity Value (“Estimated Loan Book Base Net Equity Value”), Loan Book Under Collateralization Amount (“Estimated Loan Book Under Collateralization Amount”), Unpaid Transaction Expenses (“Estimated Unpaid Transaction Expenses”), Closing Indebtedness (“Estimated Closing Indebtedness”), Closing Cash (it being acknowledged and agreed that the amount of Closing Cash shall not exceed Maximum Closing Cash for any purpose

Annex D-38

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
hereunder) (“Estimated Closing Cash”), the Crypto Proceeds (“Estimated Crypto Proceeds”) and the Incremental Crypto Income Tax Liability Amount (the “Crypto Income Tax Reserve Amount”), together with reasonable supporting documentation therefor, and, based on such amounts, the Estimated Adjustment Amount and the Closing Cash Consideration, and (ii) an updated completed Allocation Schedule (using the same calculations and following the same methodologies as the Allocation Schedule). Parent may, until two Business Days prior to the Closing Date, provide the Company with comments to the Estimate Statement and Allocation Schedule, and the Company shall consider such comments in good faith. The Company shall provide Parent and its Representatives (i) all supporting documentation reasonably requested by Parent in connection with Parent’s review of the preliminary and final Estimate Statement and Allocation Schedule and (ii) access to each Acquired Company’s books and records (including financial records and supporting documents) and access to Company Employees, in each case, used to prepare the Estimate Statement and Allocation Schedule prior to the Closing; provided that such access shall occur during normal business hours, with reasonable notice and in a manner that does not unreasonably interfere with the conduct of the business of the Acquired Companies.
(b)   Notwithstanding anything to the contrary in this Agreement or any investigation or examination conducted, or any knowledge possessed or acquired, by or on behalf of any of the Parent Parties, the Surviving Company or any of their respective Affiliates, (i) it is expressly acknowledged and agreed that the preparation of the Allocation Schedule (including any updated version thereof delivered pursuant hereto) and the allocations set forth therein are the sole responsibility of the Equityholders, the Company (prior to the Closing Date) and the Equityholders’ Representative (after the Closing Date) and that the Parent Parties and their respective Affiliates shall be entitled to rely on the Allocation Schedule, without any obligation to investigate or verify the accuracy or correctness thereof, and to make payments in accordance therewith and (ii) in no event shall the Parent Parties or, after the Second Merger Effective Time, the Surviving Company, or any of their respective Affiliates, have any Liability to any Person (including the Equityholders’ Representative, the Exchange Agent or any of the Equityholders) in connection with any claims relating to any alleged inaccuracy or miscalculations in, or otherwise relating to, the preparation of the Allocation Schedule (including any updated version thereof delivered pursuant hereto) and the allocations set forth therein or payments made by any Person (including the Exchange Agent, any of the Parent Parties, the Surviving Company and their respective Affiliates) in accordance therewith.
Section 3.14.   Post-Closing Statement.   (a) As promptly as practicable, but no later than 90 days after the Closing Date, HoldCo will prepare and deliver, or cause to be prepared and delivered, to the Equityholders’ Representative a statement setting forth HoldCo’s good faith calculation of (i) Closing Working Capital, (ii) Loan Book Net Equity Value, (iii) Loan Book Base Net Equity Value, (iv) Loan Book Under Collateralization Amount, (v) Unpaid Transaction Expenses, (vi) Closing Indebtedness, (vii) Closing Cash, (viii) Crypto Proceeds, (ix) the Incremental Crypto Income Tax Liability Amount and, based thereon the Crypto Income Tax Adjustment Amount and (x) the Final Adjustment Amount (the “Post-Closing Statement”), together with all supporting documentation reasonably requested by the Equityholders’ Representative and used by HoldCo to prepare the Post-Closing Statement.
(b)   If the Equityholders’ Representative disagrees with HoldCo’s calculation of any of the amounts set forth on the Post-Closing Statement, the Equityholders’ Representative may, within 30 days after receipt of the Post-Closing Statement, deliver a written notice (the “Notice of Disagreement”) to HoldCo disagreeing with such calculation(s) and setting forth the Equityholders’ Representative’s calculation of such disputed amount(s), a description in reasonable detail of the grounds for each such disagreement and the Equityholders’ Representative’s calculation of the Final Adjustment Amount, and the Equityholders’ Representative shall be deemed to have agreed with all other items and amounts contained in the Post-Closing Statement that are not identified as disagreed in the Notice of Disagreement, which such items and amounts shall be final, binding and conclusive for all purposes hereunder to the extent the Equityholders’ Representative does not deliver a Notice of Disagreement with respect thereto within such 30-day period. If the Equityholders’ Representative fails to deliver a Notice of Disagreement within such 30-day period, the Equityholders’ Representative shall be deemed to have agreed to the Post-Closing Statement and all items and amounts set forth therein, which shall be final, binding and conclusive for all purposes hereunder.
(c)   If a Notice of Disagreement is timely delivered pursuant to Section 3.14(b), the Equityholders’ Representative and HoldCo shall, during the 30 days following such delivery, use commercially reasonable

Annex D-39

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
efforts to reach agreement on the disputed items or amounts in order to determine, as may be required, the Final Amounts. If, after the expiration of such 30-day period or any mutually agreed extension thereof, the Equityholders’ Representative and HoldCo are unable to reach such agreement on all such items and amounts, then, upon the request of the Equityholders’ Representative or HoldCo, the Equityholders’ Representative and HoldCo shall promptly thereafter submit the remaining disputed items (but only such remaining disputed items) to an independent accounting firm of nationally recognized standing that is mutually agreed upon in good faith in writing by HoldCo and the Equityholders’ Representative (the “Accounting Referee”) for resolution. In making such determination, the Accounting Referee (i) shall consider only those items or amounts in the Post-Closing Statement as to which the Equityholders’ Representative has disagreed and which have not been resolved prior to submission to the Accounting Referee, (ii) shall not be entitled to hold any hearings or take or order the taking of depositions or other testimony under oath, (iii) with respect to each matter submitted to it, shall not resolve such matter in a manner that is more favorable to HoldCo than the Post-Closing Statement or more favorable to the Equityholders’ Representative than the Notice of Disagreement and (iv) shall not consider any proposals related to settlement of any disputed items made by any of the parties. Each of HoldCo and the Equityholders’ Representative shall be entitled to submit (with a copy to the other party) to the Accounting Referee such documents and materials and to make such presentations and arguments as such party shall deem necessary or appropriate; provided that neither party shall have any ex parte communications with the Accounting Referee. The Accounting Referee is not authorized to, and shall not, make any other determination including (A) any determination with respect to any matter included in the Post-Closing Statement or the Equityholders’ Representative’s Notice of Disagreement that was not submitted for resolution to the Accounting Referee or (B) any determination as to compliance by the Company, any Equityholder, any of the Parent Parties or the Surviving Company with any of its covenants in this Agreement. Neither HoldCo nor the Equityholders’ Representative shall make, and the Equityholders’ Representative shall prevent any Equityholders from making, any communications with the Accounting Referee to which the Equityholders’ Representative is not a party, in the case of communications by HoldCo, or HoldCo is not a party, in the case of communications by the Equityholders’ Representative or the Equityholders. Any disputes not within the scope of the disputes to be resolved by the Accounting Referee pursuant to this Section 3.14(c) (as well as any disputes about the scope of disputes to be resolved by the Accounting Referee pursuant to this Section 3.14(c)) shall be resolved pursuant to Section 14.07.
(d)   The Accounting Referee shall deliver to the Equityholders’ Representative and HoldCo, as promptly as practicable and no later than 30 days after its appointment, a written report setting forth such determination which shall be final and binding upon the Equityholders’ Representative, the Equityholders and HoldCo absent fraud or manifest error. The dispute resolution by the Accounting Referee under this Section 3.14 shall constitute an expert determination and shall not constitute an arbitration. The fees and expenses of the Accounting Referee shall be borne by HoldCo and the Equityholders’ Representative (on behalf of the Equityholders and as a Transaction Expense to the extent not otherwise paid by the Equityholders’ Representative) in the same proportion as the aggregate amount of items disputed in the Notice of Disagreement submitted to the Accounting Referee that are unsuccessfully disputed by each such party (as finally determined by the Accounting Referee) bears to the total amount of such items so submitted. For example, if the Equityholders’ Representative timely submits a Notice of Disagreement for items totaling $1,000, and if HoldCo contests only $500 of such amount, and the Accounting Referee ultimately resolves the dispute by awarding Equityholders’ Representative $300 of the $500 contested, then the costs and expenses of the Accounting Referee will be allocated 60% (i.e., 300/500) to HoldCo and 40% (i.e., 200/500) to the Equityholders’ Representative. All other costs, fees and expenses incurred by the parties in connection with resolving such dispute shall be borne by the party incurring such cost and expense.
Section 3.15.   Adjustment of Consideration.   (a) As soon as practicable (but in any event within five Business Days) after the final determination of the Final Amounts in accordance with Section 3.14, the Equityholders’ Representative shall deliver to HoldCo an updated Allocation Schedule, which shall be updated solely to reflect the determination of the Final Amounts and shall otherwise include the same calculations and follow the same methodologies set forth on the Allocation Schedule delivered to Parent pursuant to Section 3.13. Such updated Allocation Schedule shall also include a calculation of the portion of any Underpayment Amount and release of the Holdback Adjustment Amount to which each Equityholder is entitled pursuant to Section 3.15(b) below, as applicable.

Annex D-40

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
(b)   Within five Business Days after the final determination of the Final Amounts in accordance with Section 3.14:
(i)   If (x) the Estimated Adjustment Amount exceeds (y) the Final Adjustment Amount (the amount of such excess, the “Overpayment Amount”), then OpCo shall be entitled to recover the absolute value of the Overpayment Amount by reducing the Holdback Adjustment Amount by such value; provided that if the Overpayment Amount exceeds the Holdback Adjustment Amount, OpCo may elect to recover all or any portion of such excess (i) first by reducing the Holdback Indemnity Initial Amount, (ii) then by reducing the Holdback Deferred Release Amount, and (iii) then, if there are no amounts available for reduction under the Holdback Indemnity Initial Amount and the Holdback Deferred Release Amount, directly from any or all of the Equityholders, each of which shall be liable on a several and not joint basis to pay to OpCo such Equityholder’s Pro Rata Indemnity Share of such excess.
(ii)   If (x) the Final Adjustment Amount exceeds (y) the Estimated Adjustment Amount (the amount of such excess, the “Underpayment Amount”), then OpCo shall pay, or cause to be paid, to the Exchange Agent (in trust for the benefit of the Equityholders) an amount equal to the absolute value of the Underpayment Amount, and promptly after receipt by the Exchange Agent, the Equityholders’ Representative shall cause the Exchange Agent to pay to each Equityholder such Equityholder’s entitlement to such Underpayment Amount in accordance with Section 3.06 and Section 3.07 (provided that any amounts payable in respect of Company Stock Options shall be further delivered by the Exchange Agent to the Surviving Company, in trust for the benefit of the Optionholders entitled thereto, for further distribution to the applicable Optionholders in accordance with this Agreement (including any requirements to withhold)).
(iii)   OpCo shall (A) reduce Holdback Adjustment Amount (and the Parent Parties may, if applicable, thereafter reduce the Holdback Indemnity Initial Amount and then the Holdback Deferred Release Amount) in accordance with Section 3.15(b)(i) and (B) after giving effect to the reductions to be made pursuant to Section 3.15(b)(i), as applicable, and, at OpCo’s election, payment from the Holdback Adjustment Amount of any amount owed by the Equityholders’ Representative (on behalf of the Equityholders) or the Equityholders to the Accounting Referee, release of the balance of the Holdback Adjustment Amount to the Exchange Agent for further distribution to the Equityholders entitled thereto, the amount (if any) by which the Holdback Adjustment Amount exceeds the aggregate amount of all reductions made to the Holdback Adjustment Amount pursuant to this Section 3.15. The Equityholders’ Representative shall cause the Exchange Agent to pay to each Equityholder of Company Equity Interests such Equityholder’s applicable share of such excess in accordance with Section 3.06 and Section 3.07 (provided that any amounts payable in respect of Company Stock Options shall be further delivered by the Exchange Agent to the Surviving Company, in trust for the benefit of the Optionholders entitled thereto, for further distribution to the applicable Optionholders in accordance with this Agreement (including any requirements to withhold)).
(iv)   Notwithstanding anything to the contrary herein, none of the Parent Parties shall be required to make any payment pursuant to this Section 3.15(b) until the Equityholders’ Representative delivers to HoldCo an updated Allocation Schedule reflecting any amount to be paid to the Exchange Agent and each Equityholder’s entitlement thereto. For the avoidance of doubt, any amounts payable to the Exchange Agent or the Equityholders hereunder (including any Underpayment Amount) shall be made net of any Unpaid Transaction Expenses that arise as a result of the payment of such amounts.
(c)   “Final Closing Working Capital,” “Final Loan Book Net Equity Value,” “Final Loan Book Base Net Equity Value,” “Final Loan Book Under Collateralization Amount,” “Final Unpaid Transaction Expenses,” “Final Closing Indebtedness,” “Final Closing Cash,” “Final Crypto Proceeds” and “Final Incremental Crypto Income Tax Liability Amount” mean the Closing Working Capital, the Loan Book Net Equity Value, the Loan Book Base Net Equity Value, the Loan Book Under Collateralization Amount, the Unpaid Transaction Expenses, Closing Indebtedness, Closing Cash, Crypto Proceeds and Incremental Crypto Income Tax Liability Amount, in each case, (i) as shown in the Post-Closing Statement if no Notice of Disagreement with respect thereto is timely delivered pursuant to Section 3.14(b), or (ii) if such a Notice of Disagreement is timely delivered with respect thereto, (A) as agreed by HoldCo and the Equityholders’ Representative

Annex D-41

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
pursuant to Section 3.14(c) or (B) in the absence of such agreement, as shown in the Accounting Referee’s determination delivered pursuant to Section 3.14(d) (absent fraud or manifest error).
Section 3.16.   Equityholder Distributions.   Without limiting Section 3.13(b) or Section 6.10 hereof, in connection with any payments made hereunder to the Equityholders in respect of Company Equity Interests (including payments of the Merger Consideration) (“Equityholder Distributions”), the Equityholders’ Representative shall not direct the Exchange Agent to make, any Equityholder Distribution until the Equityholders’ Representative delivers to HoldCo an updated Allocation Schedule reflecting the Equityholder Distribution and each Equityholder’s entitlement thereto calculated in accordance herewith and allocation of the types of consideration payable or issuable hereunder contemplated by the definition of “Per Share Closing Consideration.”
Section 3.17.   Lost Certificates   If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the record holder thereof, and delivery of an otherwise duly completed and signed Letter of Transmittal in accordance with Section 3.11 by such record holder, such record holder shall be entitled to receive the Merger Consideration in respect of the shares of Company Stock represented by such Certificate, subject to the conditions set forth in, and otherwise in accordance with, this Agreement and the Letter of Transmittal; provided, however, that any of the Parent Parties, the Surviving Company or the Equityholders’ Representative may, in its discretion and as a condition precedent to the payment of any Merger Consideration, require such record holder to provide a customary indemnity (but not a bond or deposit) for the benefit of the Parent Parties, the Surviving Company and the Equityholders’ Representative and their respective Affiliates against any claim that may be made against them or their Affiliates with respect to such lost, stolen or destroyed Certificate.
Section 3.18.   Withholding Rights.   Notwithstanding anything herein to the contrary, each of the Parent Parties, the Surviving Company, any Affiliate of the Parent Parties, the Exchange Agent and, after the Second Merger Effective Time, the Acquired Companies (each, a “Withholding Agent”), shall be entitled to deduct and withhold from the consideration otherwise payable or deliverable to any Person pursuant to this Agreement or any other Transaction Document such amounts as it is required to deduct and withhold with respect to the making of such payment or delivery under any provision of federal, state, local or foreign Tax law. Before making any such deduction or withholding, the applicable Withholding Agent (other than the Exchange Agent) shall give the Person in respect of which such deduction and withholding is to be made notice of the intention to make such deduction or withholding (except in the case of any withholding required as a result of a failure to deliver the affidavit described in Section 10.02(e), any backup withholding, or any withholding on compensatory payments made in connection with this Agreement) and such notice, which shall include in reasonable detail the basis therefor and the amount thereof, shall be given at least three Business Days before such deduction or withholding is required, in order for the Person in respect of which such deduction and withholding is to be made to obtain any available reduction of or relief from such deduction or withholding. Any amounts so deducted and withheld shall be treated for all purposes of this Agreement and the other Transaction Documents as having been paid to the Person in respect of which such deduction and withholding was made.
Section 3.19.   Pre-Closing Virtual Currency Transaction.   In the event of any sale of Virtual Currency of the Acquired Companies, the Company will take the actions listed on Section 3.19 of the Company Disclosure Schedule, to the extent applicable.
Section 3.20.   Regulatory Capital Adjustment.
(a)   If, at any time after the Closing and prior to the first anniversary of the Closing, BitGo New York Trust Company LLC ceases to be a non-insured limited liability trust company under Section 2(2) of the New York Banking Law, the Equityholders shall be entitled to receive from the Parent Parties an amount equal to the portion of the Regulatory Capital as of the Measurement Time that was, at such time, attributable to BitGo New York Trust Company LLC being a non-insured limited liability trust company under Section 2(2) of the New York Banking Law.
(b)   If any amount becomes due and payable to the Equityholders under Section 3.20(a) (any such amount, the “Regulatory Capital Payment”), OpCo shall deliver to the Exchange Agent an amount in cash, without interest, equal to the amount specified in Section 3.20(a), and promptly after receipt by the

Annex D-42

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Exchange Agent, the Equityholders’ Representative will instruct the Exchange Agent to pay such amount to the Equityholders entitled thereto in accordance with Section 3.06 and Section 3.07 (provided that any amounts payable in respect of Company Stock Options shall be further delivered by the Exchange Agent to the Surviving Company, in trust for the benefit of the Optionholders entitled thereto, for further distribution to the applicable Optionholders in accordance with this Agreement (including any requirements to withhold)).
ARTICLE 4
Representations and Warranties of the Company
Subject to Section 14.03, except as set forth in the Company Disclosure Schedule, the Company represents and warrants to the Parent Parties as of the date hereof, as of the Condition Satisfaction Date and as of the Second Merger Effective Time that:
Section 4.01.   Existence and Power.   Each Acquired Company is an entity duly formed, validly existing and (where applicable) in good standing under the laws of its jurisdiction of incorporation or formation, and has all organizational power and authority and all material Permits required to enable it to use its legal or other business names, to own or lease and operate its properties and to conduct its business as now conducted except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies, taken as a whole. Each Acquired Company is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No Acquired Company has been dissolved or declared bankrupt, nor has a corporate resolution to dissolve or to be declared bankrupt been adopted and no demands or requests for such dissolution or declaration are pending (before a Governmental Authority or otherwise). The Company has prior to the date hereof made available to Parent true and complete copies of each Acquired Company’s Governing Documents as currently in effect. No Acquired Company is in material breach of such Acquired Company’s Governing Documents. Each Acquired Company, its entity type, its jurisdiction of formation or incorporation and each jurisdiction where such Acquired Company is qualified to do business as a foreign entity is set forth on Section 4.01 of the Company Disclosure Schedule.
Section 4.02.   Authorization.   The execution and delivery of, and performance by the Company of its obligations under, this Agreement and the other Transaction Documents to which it is or will be a party, and the consummation of the transactions contemplated hereby and thereby, are within the Company’s corporate powers and have been duly and validly authorized and approved by all necessary corporate action on the part of the Company (other than the Required Company Stockholder Approval). This Agreement has been (and each of the other Transaction Documents to which the Company is or will be a party will be at or prior to the Closing) duly executed and delivered by the Company and constitutes (or will constitute when so executed) a valid and binding agreement of the Company enforceable against it in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). The Required Company Stockholder Approval is the only approval or consent of any of the Acquired Companies or the holders of any Equity Securities of any of the Acquired Companies necessary in connection with the execution and delivery of, or the performance by the Company of its obligations under, this Agreement and the other Transaction Documents to which it is or will be a party, or the consummation of the transactions contemplated hereby or thereby, and there are no additional votes, approvals, consents or other proceedings of any holders of Equity Securities of any of the Acquired Companies or otherwise (other than those that have been obtained prior to the execution of this Agreement) necessary in connection with the execution and delivery of, or the performance by the Company of its obligations under, this Agreement and the other Transaction Documents to which it is or will be a party, or the consummation of the transactions contemplated hereby or thereby (other than the filing and recordation of the Second Certificate of Merger and such other documents as required by Delaware Law). The board of directors of the Company has unanimously (i) determined that this Agreement and the transactions contemplated hereby are in the best interests of the Company and the Company Stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, (iii) directed that the approval of this Agreement and the transactions contemplated hereby be submitted for approval and adoption by the Company Stockholders and (iv) recommended the approval and adoption of this Agreement and the transactions contemplated hereby by the Company Stockholders. The Written Consent, when executed and delivered by the parties to the

Annex D-43

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Support Agreement that have agreed to execute the Written Consent pursuant thereto, will constitute a valid, irrevocable and effective adoption of this Agreement and the other Transaction Documents by the Required Company Stockholder Approval in compliance with Delaware Law, the CCC and the Company’s Governing Documents.
Section 4.03.   Governmental Authorization.   The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is (or is specified to be) a party and the consummation of the transactions contemplated hereby and thereby require no consent, waiver, approval, authorization or permit of, or filing with or notification to, or other action by or in respect of, any Governmental Authority, other than (i) the filing of the First Certificate of Merger and the Second Certificate of Merger with the Secretary of State of the State of Delaware in accordance with Delaware Law, (ii) the filing with the Secretary of State of the State of Delaware a Certificate of Domestication, together with a certificate of incorporation, and completing and making and procuring all those filings required to be made with the Cayman Islands Registrar of Companies, in each case, in connection with the Domestication, (iii) compliance with any applicable requirements of the HSR Act, (iv) the consents, waivers, approvals, authorizations, permits, filings, notifications and/or actions set forth in Section 4.03 of the Company Disclosure Schedule (such matters set forth in Section 4.03 of the Company Disclosure Schedule collectively, the “Required Regulatory Approvals”); and (v) any other actions or filings the absence of which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.
Section 4.04.   Noncontravention.   The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party or is specified to be a party, and the consummation of the transactions contemplated hereby and thereby do not and will not (i) assuming receipt of the Required Company Stockholder Approval, contravene, conflict with, or result in any violation or breach of any provision of any Governing Document of any Acquired Company, (ii) assuming compliance with the matters referred to in Section 4.03, violate any Applicable Law, (iii) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of any Acquired Company, or (iv) require any consent or other action by, or notice to or payment to any Person under or constitute a default or an event that, with or without notice or lapse of time or both, would constitute a violation or breach of, or give rise to (x) any right of termination, modification, cancellation or acceleration of any right or obligation of any of the Acquired Companies or (y) a loss of any benefit to which any of the Acquired Companies are entitled under any provision of any agreement or other instrument binding upon any of the Acquired Companies with only such exceptions, in the case of clauses (iii) and (iv), as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
Section 4.05.   Capitalization.   (a) Section 4.05(a) of the Company Disclosure Schedule sets forth a true and complete list of (i) the record owners of all outstanding shares of Company Common Stock, including the number of shares of each class and series of Company Common Stock owned by such Person, (ii) the record owners of all outstanding shares of Company Preferred Stock, including (A) the class and/or series of such share of Company Preferred Stock owned by such Person, (B) the number shares of Company Common Stock into which the shares of Company Preferred Stock owned by such Person are convertible, (C) the liquidation preference (as calculated in accordance with the Company’s Governing Documents, including the Charter) for the shares of Company Preferred Stock owned by such Person and (D) any adjustments to the Conversion Price (as defined in the Charter) of the Company Preferred Stock held by such Person pursuant to the Governing Documents of the Company (including the Charter) since the date of issuance of such Company Preferred Stock, and (iii) each outstanding Company Stock Option including, as applicable, (w) the name of the holder, date of grant, and exercise price or purchase price (if any), (x) vesting schedule (including whether such award will vest in connection with the Second Merger), (y) status as an “incentive stock option” or “nonqualified stock option” for purposes of Section 422 of the Code (if applicable) and (z) the shares of Company Common Stock (including the number of shares of each class and series of Company Common Stock) subject thereto. As of the date hereof there are no, and as of the Measurement Time and the Second Merger Effective Time there will be no, declared and unpaid dividends with respect to any Equity Security of any Acquired Company.
(b)   Section 4.05(b) of the Company Disclosure Schedule sets forth a true and complete list of all other authorized, issued or outstanding Equity Securities of each Acquired Company (other than the Company) and the beneficial and record holders thereof. Except as set forth on Section 4.05(b) of the

Annex D-44

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Company Disclosure Schedule, no Acquired Company owns or controls, directly or indirectly, any Equity Security in any Person, and no Acquired Company is, directly or indirectly, a participant in any joint venture, partnership or similar arrangement. No Subsidiary of the Company owns any Equity Security of the Company.
(c)   All of the outstanding Equity Securities of each Acquired Company have been duly authorized and validly issued, are fully paid and nonassessable (to the extent such concept applies to such securities), have not been issued in violation of Applicable Law or any preemptive rights, rights of first refusal or similar rights, and are owned by the Persons in the amounts set forth on Section 4.05(a) and Section 4.05(b) of the Company Disclosure Schedule, free and clear of any Lien or any other limitation or restriction (other than generally applicable transfer restrictions arising under the Securities Act). Except as set forth in Section 4.05(a) and Section 4.05(b) of the Company Disclosure Schedule, there are no authorized, issued, reserved for issuance or outstanding Equity Securities of any Acquired Company. There are no outstanding obligations of any of the Acquired Companies to repurchase, redeem or otherwise acquire any Equity Securities of any Acquired Company, and there are no voting trusts, shareholder or member Contracts, pooling agreements or proxies with respect to the voting or transfer (other than transfers that have been completed prior to the date hereof) of any Equity Securities of any Acquired Company. Other than this Agreement, there are no Contracts, plans or other instruments relating to the issuance, sale or transfer (other than transfers that have been completed prior to the date hereof) of any Equity Securities of any Acquired Company.
(d)   The manner in which this Agreement contemplates Equityholder Distributions to be made to the Equityholders is in accordance with, and satisfies the requirements of (i) the Company’s Governing Documents, including Article IV, Section (B)(2) of the Charter and (ii) with respect to the Company Stock Options, the Company Stock Plan and any Contracts evidencing a Company Stock Option.
(e)   Each Company Stock Option (i) has been granted in compliance with all applicable securities laws or exemptions therefrom and all requirements set forth in the Company Stock Plan (to the extent that such Company Stock Option was issued thereunder) and other applicable Contracts, (ii) has a grant date identical to the date on which the board of directors of the Company or its compensation committee actually granted the Company Stock Option, (iii) has an exercise price that is no less than the fair market value of the shares of Company Common Stock underlying such Company Stock Option on the grant date or on the date of any adjustment to such exercise price, as applicable, and (iv) does not constitute “nonqualified deferred compensation” for purposes of Section 409A of the Code.
(f)   Section 3.07(c) of the Company Disclosure Schedule (the “Ungranted Option Schedule”) lists, with respect to each Ungranted Option as of the date hereof, (i) the number of shares of Company Common Stock (or other Equity Securities of the Company) which would have been subject to such Ungranted Option and (ii) the vesting schedule (together with the length of vesting period and vesting commencement date) which would have applied to such Ungranted Option as provided in the Ungranted Option Agreement as of the date hereof.
Section 4.06.   Financial Statements.
(a)   The (i) audited consolidated balance sheets as of December 31, 2018 and December 31, 2019 and the related audited consolidated statements of operations, cash flows and stockholders’ equity/deficit for each of the Company’s fiscal years ended December 31, 2018 and December 31, 2019 of the Acquired Companies (together with the notices thereto and accompanied by unqualified opinions of the independent accountants, the “Audited Financial Statements”), (ii) unaudited consolidated balance sheet as of December 31, 2020 and the related unaudited consolidated statement of operations, for the Company’s fiscal year ended December 31, 2020 of the Acquired Companies set forth on Section 4.06(a)(ii) of the Company Disclosure Schedule (the “2020 Unaudited Financial Statements”) and (iii) unaudited consolidated balance sheet as of January 31, 2021 and the related unaudited consolidated statements of operations, cash flows and stockholders’ equity/deficit for the fiscal year ended on December 31, 2020 and the one month period ended January 31, 2021 of the Acquired Companies (the financial statements described in the foregoing clauses (ii) and (iii), together with the notes thereto, collectively the “Unaudited Financial Statements”), in each case, have been, and the Company 2020 Audited Financial Statements, when delivered in accordance with this Agreement will be, prepared and fairly present in all material respects, in each case,

Annex D-45

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
in conformity with GAAP applied on a consistent basis (except, in the case of the Audited Financial Statements and the Company 2020 Audited Financial Statements, as may be indicated in the notes thereto), the consolidated financial position of the Acquired Companies as of the dates thereof and their consolidated results of operations, cash flows and stockholders’ equity/deficit for the periods then ended (subject, in the case of the Unaudited Financial Statements, to the absence of footnote disclosure and to year-end audit adjustments). The Company has made available to Parent prior to the date hereof true and complete copies of each of (i) the Audited Financial Statements, and (ii) the Unaudited Financial Statements. Each Company Stock Option has been properly accounted for on the Balance Sheet.
(b)   The Acquired Companies maintains controls and procedures that are sufficient to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the Accounting Policies and that material information relating to the Acquired Companies is made known to the chief executive officer and the chief financial officer of the Company in a timely manner. There are no significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting relating to the Acquired Companies which are reasonably likely to adversely affect in any material respect the Acquired Companies’ ability to record, process, summarize and report financial information and any such prior deficiencies or weaknesses have been adequately disclosed to the Acquired Companies’ auditors or in writing to Parent prior to the date hereof. The Acquired Companies have not identified and have not been advised by their auditors of any fraud or allegation of fraud, whether or not material, that involves management or other employees of the Company or any of its Subsidiaries who have a role in the Acquired Companies’ internal controls over financial reporting.
Section 4.07.   Absence of Certain Changes.   (a) Since the Balance Sheet Date, (i) the business of the Acquired Companies has been conducted in the ordinary course and (ii) there has not been a Company Material Adverse Effect.
(b)   Since the close of business on the Balance Sheet Date, there has not been any (i) property or casualty loss or damage or other interruption in the business or operations of the Acquired Companies or (ii) action taken that, if taken during the period from the date of this Agreement through the Second Merger Effective Time without Parent’s prior written consent, would constitute a breach of Section 6.01 (other than Sections 6.01(b)(vi), (vii), (viii), (ix), (x)(B), (xii), (xiii), (xv) and (xvi), which shall be measured as of the close of business on December 31, 2019 for purposes of this Section 4.07(b)), except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies, taken as a whole.
Section 4.08.   No Undisclosed Material Liabilities.   There are no Liabilities of any of the Acquired Companies of any kind whatsoever, other than: (a) liabilities expressly described and adequately reserved against in accordance with GAAP in the Balance Sheet or the notes thereto; (b) executory obligations under the express terms of Contracts entered into in the ordinary course of business since the Balance Sheet Date (for the avoidance of doubt, excluding any Liability arising out of any breach thereof) and (c) other undisclosed liabilities which, individually or in the aggregate, are not material to the Acquired Companies, taken as a whole.
Section 4.09.   Material Contracts.   (a) Section 4.09(a) of the Company Disclosure Schedule sets forth, as of the date hereof:
(i)   all leases, subleases, licenses, sublicenses, easements and occupancy agreements for real property (including the Leases);
(ii)   (A) any Contract with any of the top 15 customers of the Acquired Companies (by dollar amount received from such customers by the Acquired Companies, taken as a whole, for the fiscal year ended December 31, 2020) (the “Top Customers”); and (B) any other Contract providing for the sale, lease or license by any Acquired Company of materials, supplies, goods, services, software, equipment or other assets that provides for (or would reasonably be expected to result in) either (1) payments to the Acquired Companies of more than $300,000 in any 12-month period or (2) aggregate payments over the term thereof to the Acquired Companies of more than $1,000,000 in respect of annual subscriptions or other recurring fees (assuming the same is renewed or extended at the unilateral option of any other Person party thereto);

Annex D-46

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
(iii)   any Contract (or group of related Contracts) with any of the top 15 vendors of the Acquired Companies (by dollar amount paid to such vendors by the Acquired Companies, taken as a whole, for the fiscal year ended December 31, 2020) (the “Top Vendors”); and any other Contract providing for the purchase, lease or license of materials, supplies, goods, services, software, equipment or other assets that provides for (or would reasonably be expected to result in) either (1) payments by the Acquired Companies of more than $500,000 in any 12-month period or (2) aggregate payments over the term by the Acquired Companies of more than $2,000,000 (assuming the same is renewed or extended at the unilateral option of any other Person party thereto);
(iv)   any Government Contract;
(v)   any Contract relating to the acquisition or disposition of any Person, business, equity securities or a material amount of assets (whether by merger, sale of stock, sale of assets or otherwise) (A) entered into since January 1, 2017 or (B) pursuant to which any Acquired Company has remaining Liabilities or other obligations (other than customary non-disclosure obligations or customary covenants to provide reasonable access to books and records);
(vi)   any Contract relating to Indebtedness or that grants Liens over the assets (including, for the avoidance of doubt, Virtual Currency) of the Acquired Companies;
(vii)   any Contract (excluding any regulatory commitments or agreements solely between the Acquired Companies) relating to any loan or other extension of credit, or obligation to advance or contribute capital, made by any Acquired Company;
(viii)   any Contract (excluding any Contract to perform custodial services based in all material respects on a form made available to Parent) involving interest rate, currency or commodities swaps, options, caps, collars, hedges or forward exchanges, or other similar agreements, regardless of whether entered into for the purposes of hedging, investment or otherwise;
(ix)   any Contracts relating to the governance or control of any partnership, joint venture or other similar agreement or arrangement to which any Acquired Company is a party or otherwise holds any interest in;
(x)   any Contract providing for the indemnification of any Person by any Acquired Company (other than indemnification under customer agreements, employment agreements and nondisclosure agreements entered into in the ordinary course of business);
(xi)   any Contract (x) that limits (or purports to limit) the freedom of any Acquired Company or any of its Affiliates (including, following the Second Merger Effective Time, HoldCo and its Affiliates) to compete in any line of business or with any Person or in any area, (y) which imposes exclusivity requirements (including “requirements” obligations), non-competition obligations, non-solicitation obligations or minimum payment or purchase obligations (including “take-or-pay” provisions or “output” contracts), “most favored nations” or “most favored customer” restrictions or rights of first or last offer on any Acquired Company or any of its Affiliates (including, following the Second Merger Effective Time, Parent and its Affiliates), or otherwise restricts any Acquired Company or any of its Affiliates (including, following the Second Merger Effective Time, HoldCo and its Affiliates) in any respect in the development, distribution, licensing, marketing, or sale of any of its products or services, or (z) with a sole source supplier of material goods or services;
(xii)   any Contract granting any Person an option or a right of first refusal or first offer or similar preferential right to purchase or acquire any Equity Securities or asset of any Acquired Company;
(xiii)   any Contract pursuant to which any (A) Acquired Company obtains any license, sublicense, right or authorization to use, covenant not to be sued under any Intellectual Property Right (other than any non-exclusive off-the-shelf shrinkwrap, clickwrap or similar license or sublicense for non-custom Software that is commercially available on nondiscriminatory pricing terms with an annual fee of less than $150,000); or (B) Acquired Company grants any license, sublicense, right or authorization to use, or

Annex D-47

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
covenant not to be sued under, any Intellectual Property Right (other than non-exclusive licenses granted to customers as part of customer or end user relationships in the ordinary course of business);
(xiv)   any Contract set forth (or required to be set forth) on Section 4.04(iv) of the Company Disclosure Schedule;
(xv)   any Contract (including escrow agreements) pursuant to which any Acquired Company has provided, licensed or leased, or agreed to provide, license or lease, any source code containing or embodying any Software included in the Owned Intellectual Property Rights to any Person;
(xvi)   any Contract providing for the sale, lease or license by any Acquired Company of materials, supplies, goods, services, software, equipment or other assets in exchange for non-monetary consideration;
(xvii)   any agency, dealer, sales representative, marketing or other similar Contract that is material to the Acquired Companies, taken as a whole;
(xviii)   (A) any Contract (including employment agreements and agreements containing non-competition, non-solicitation or confidentiality covenants) with any Service Provider pursuant to which the Acquired Companies are required to pay in excess of $250,000 in base compensation or fees per annum to such Service Provider or (B) any Contract with any Service Provider that (x) provides for severance, termination, stay or retention, change in control, transaction bonus or similar payments or benefits or (y) is not terminable by the applicable Acquired Company upon notice of sixty calendar days or less;
(xix)   all Collective Bargaining Agreements;
(xx)   any Contract with a professional employer organization pursuant to which a Service Provider provides services to any Acquired Company;
(xxi)   any Affiliate Contract;
(xxii)   any power of attorney executed by or on behalf of an Acquired Company;
(xxiii)   any Contract relating to the settlement of an Action (A) entered into within two years prior to the date hereof or (B) pursuant to which any of the Acquired Companies have any ongoing obligations (other than customary confidentiality, non-disparagement or other similar provisions);
(xxiv)   any Contract granting any Acquired Company the right to resell Software (other than Open Source Software), products or services of a third party;
(xxv)   any Contract (or group of Contracts) not made in the ordinary course of business of the Acquired Companies; and
(xxvi)   any other Contract (or group of Contracts) that is material to the Acquired Companies, taken as a whole.
(b)   Each Contract disclosed (or required to be disclosed) in Section 4.09(a) of the Company Disclosure Schedule and any other Contract that would have been required to be disclosed pursuant to Section 4.09(a) if in existence on the date hereof (each, a “Material Contract”) is a valid, binding and enforceable agreement of the applicable Acquired Companies (and, to the Knowledge of the Company, the other parties thereto) and is in full force and effect, and none of the Acquired Companies or, to the Knowledge of the Company, any other party thereto is in default or breach in any material respect under the terms of any Material Contract or has alleged any such default or breach in the 12 months prior to the date of this Agreement, and no event or circumstance has occurred and is continuing that, with notice or lapse of time or both, would constitute a material breach or material event of default thereunder, or would result in any Acquired Company incurring any material Liability. True and complete copies of each Material Contract in effect on the date of this Agreement have been made available to Parent prior to the date of this Agreement.
(c)   In the preceding 12 months, none of the Acquired Companies has received any written or, to the Knowledge of the Company, oral notice of an intention to terminate (including a termination for convenience

Annex D-48

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
or for cause) or, in the case of any Contract with a Top Customer (any such Contract, a “Significant Contract”), determination to renegotiate or not to renew or extend on substantially similar terms, any Material Contract or any Significant Contract (including, for the avoidance of doubt, any purchase, sale or service order under any Material Contract or any Significant Contract) by any of the parties to any Material Contract or any Significant Contract. With respect to any Material Contract or any Significant Contract that, by its terms, would automatically renew or extend absent notice or other action by a party thereto, no such party has given any such notice or taken any such action. There is no material Action pending or, to the Knowledge of the Company, threatened against any of the Acquired Companies, any present or former officer, director or employee of any of the Acquired Companies, or any Person for whom any Acquired Company may be liable with respect to a Material Contract or a Significant Contract that is by or before (or that would be by or before) any Governmental Authority or arbitrator.
(d)   Since the Balance Sheet Date, (i) no material customer or vendor (including any Top Customer or Top Vendor) has ceased or materially altered (including by materially decreasing the volumes or dollar amounts of goods, services or technology ordered, purchased, supplied or used by or from any Acquired Company, or by altering the payment or other terms on which goods, services or technology are ordered, purchased, supplied or used), or provided or, to the Knowledge of the Company, threatened to provide, notice of its intent to do any of the foregoing, and (ii) there has been no material dispute or controversy or, to the Knowledge of the Company, threatened material dispute or controversy, between any Acquired Company, on one hand, and any customer or vendor of any of the Acquired Companies, on the other hand.
Section 4.10.   Tax Matters.   Except as set forth on Section 4.10 of the Company Disclosure Schedule:
(a)   Filing and Payment.   All income and other material Tax Returns required to be filed by or on behalf of each Acquired Company have been filed when due in accordance with Applicable Law; (ii) such Acquired Company Tax Returns were true and complete in all material respects; (iii) all income and other material Taxes due and payable by any Acquired Company have been timely paid to the appropriate Taxing Authority; (iv) each of the Acquired Companies has withheld and paid all Taxes required to have been withheld and paid by it in connection with any amounts paid or owing to any Person; and (v) there are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Acquired Companies.
(b)   Procedure and Compliance.   (i) All Acquired Company Tax Returns required by Applicable Law to be filed have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired; (ii) none of the Acquired Companies has granted any written extension or waiver of the statute of limitations period applicable to any Acquired Company Tax Return, which period (after giving effect to such extension or waiver) has not yet expired; (iii) there is no claim, audit, action, suit, proceeding, assessment or investigation now pending or threatened in writing against or with respect to any of the Acquired Companies in respect of any Tax or Tax Asset; (iv) no adjustment that would increase the Tax Liability, or reduce any Tax Asset, of any of the Acquired Companies, has been threatened in writing, proposed or made by a Taxing Authority during any audit of a Pre-Closing Tax Period which could reasonably be expected to be threatened in writing, proposed or made in an audit of any subsequent Tax period; (v) there are no written requests for rulings or determinations in respect of any Tax or Tax Asset pending between any of the Acquired Companies and any Taxing Authority and no Acquired Company has received a ruling with respect to any Tax or Tax Asset from any Taxing Authority; (vi) none of the Acquired Companies has received a formal, written tax opinion with respect to any transaction relating to any of the Acquired Companies, other than a transaction in the ordinary course of business; and (vii) none of the Acquired Companies will be required to include in a Post-Closing Tax Period taxable income attributable to income economically realized in a Pre-Closing Tax Period (nor has any deduction economically attributable to a Post-Closing Tax Period been claimed in a Pre-Closing Tax Period) as a result of any (A) change in method of accounting for a Pre-Closing Tax Period, (B) agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed prior to the Second Merger Effective Time, (C) intercompany transactions described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law), (D) any prepaid amount, deferred revenue or similar item received prior to the Second Merger Effective Time or (E) installment sale or open transaction dispositions made prior to the Second Merger Effective Time.

Annex D-49

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
(c)   Taxing Jurisdictions.   Section 4.10(c) of the Company Disclosure Schedule contains a list of all jurisdictions (whether U.S. or non-U.S.) to which any Tax is properly payable by any of the Acquired Companies. No written claim has been made by any Taxing Authority in a jurisdiction where an Acquired Company does not file a particular type of Tax Return (or pay a particular type of Tax) that such Acquired Company is or may be required to file such type of Tax Return in that jurisdiction (or pay such particular type of Taxes).
(d)   Tax Sharing, Consolidation and Similar Arrangements.   (i) None of the Acquired Companies has been a member of an affiliated, consolidated, combined or unitary group other than one of which the Company was the common parent, made any election or participated in any arrangement whereby any Tax Liability or any Tax Asset of any of the Acquired Companies was determined or taken into account for Tax purposes with reference to or in conjunction with any Tax Liability or any Tax Asset of any other Person or has any liability for the Taxes of any person (other than any Acquired Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), or as a transferee or successor, or by Contract (other than any customary commercial Contract entered into in the ordinary course of business, the principal subject matter of which is not Taxes); (ii) none of the Acquired Companies is party to any Tax Sharing Agreement, other than any Tax Sharing Agreement solely between two or more Acquired Companies; and (iii) none of the Acquired Companies has entered into any agreement or arrangement with any Taxing Authority with regard to the Tax Liability of any of the Acquired Companies affecting any Tax period for which the applicable statute of limitations, after giving effect to extensions or waivers, has not expired.
(e)   Reportable Transactions.   None of the Acquired Companies is a party to any understanding or arrangement described in Section 6662(d)(2)(C)(ii) of the Code, or has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4. During the two-year period ending on the date hereof, no Acquired Company was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.
(f)   Certain Distributions.   None of the Acquired Companies owns an interest in real property in any jurisdiction in which a Tax is imposed, or the value of the interest is reassessed, on the transfer of an interest in real property and which treats the transfer of an interest in an entity that owns an interest in real property as a transfer of the interest in real property.
(g)   Tax Exemptions.   Section 4.10(g) of the Company Disclosure Schedule contains a list of each Tax Grant. Each of the Acquired Companies has complied in all material respects with the conditions stipulated in each Tax Grant, no submissions made to any Taxing Authority in connection with obtaining any Tax Grant contained any material misstatement or omission and the transactions expressly contemplated by this Agreement will not adversely affect the eligibility of any of the Acquired Companies for any Tax Grant.
(h)   Entity Classification.   Section 4.10(h) of the Company Disclosure Schedule sets forth the entity classification of each Acquired Company for U.S. federal income Tax purposes. No election has been made under Treasury Regulations Section 301.7701-3 or any similar provision of Tax law with respect to the entity classification of any Acquired Company.
(i)   Section 965.   No Acquired Company was required to include in its gross income any subpart F income (as defined in the Code) by reason of Section 965 of the Code, and no Acquired Company has made an election pursuant to Section 965(h) of the Code.
(j)   Transfer Pricing.   All related party transactions to which any of the Acquired Companies have been a party, in any taxable year for which the relevant statute of limitations (taking into account any extensions thereof) with respect to Taxes has not yet expired, have been effected in accordance with all applicable transfer pricing laws and regulations, and are supported by contemporaneous transfer pricing documentation.
(k)   CARES Act.   None of the Acquired Companies, or any of its Affiliates with respect to any Acquired Company, has sought any relief under, or taken any action in respect of, any provision of the CARES Act related to Taxes (including the delaying of any payments in respect of payroll Taxes under Section 2302 thereof).

Annex D-50

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
(l)   Intended Tax Treatment. None of the Acquired Companies has taken or agreed to take any action or has knowledge of any fact or circumstance that, or has failed to take or agreed not to take any action if the failure to take such action, could reasonably be expected to prevent any of the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment.
Section 4.11.   Litigation.   There is no Action pending or, to the Knowledge of the Company, threatened against (i) any of the Acquired Companies, (ii) any present or former Service Provider of any of the Acquired Companies in relation to any of the Acquired Companies, or (iii) any Person for whom any Acquired Company may be liable or any of their respective properties. There is no Action pending or threatened by any of the Acquired Companies against any third party.
Section 4.12.   Compliance with Laws and Court Orders; Investment Company Act Matters.
(a)   None of the Acquired Companies is in violation of, has violated, is under investigation with respect to or has threatened to be charged with or given notice of any violation of, any Applicable Law, except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies, taken as a whole. There is no Order pursuant to which any of the Acquired Companies have any ongoing Liabilities or that seeks to prevent, enjoin or materially delay the consummation of the transactions contemplated by, or the performance by the Company of its obligations under, this Agreement or the other Transaction Documents.
(b)   None of the Acquired Companies is or has been, (i) a bank, trust company (except for the Company Trust Subsidiaries), introducing broker, futures commission merchant, swap dealer, security-based swap dealer, municipal advisor, real estate broker, insurance company, insurance broker or investment adviser, commodity trading adviser, commodity pool operator or broker-dealer within the meaning of any Applicable Law, (ii) required to be registered, licensed or qualified as a bank, introducing broker, futures commission merchant, swap dealer, security-based swap dealer, municipal advisor, real estate broker, insurance company, insurance broker, investment adviser, commodity trading adviser, commodity pool operator or broker-dealer (except for the Company Broker-Dealer Subsidiary) under any Applicable Law, or (iii) subject to any liability material to the Acquired Companies, taken as a whole, by reason of any failure to be so registered, licensed or qualified. None of the Acquired Companies has received written notice of, and there is no pending, or threatened in writing, proceeding concerning any failure to obtain any bank, introducing broker, futures commission merchant, real estate broker, insurance company, insurance broker, investment adviser, commodity trading adviser, commodity pool operator or broker-dealer registration, license or qualification.
(c)   None of the Acquired Companies is or has been (i) an investment company, as defined in the U.S. Investment Company Act of 1940, or (ii) relying on the exception from the definition of investment company in Section 3(c)(1) or Section 3(c)(7) thereof.
(d)   Each of the Company Trust Subsidiaries is a “qualified custodian” within the meaning of the Investment Advisers Act of 1940, except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies, taken as a whole.
Section 4.13.   Properties.   (a) No Acquired Company owns or has in the past owned any real property.
(b)   Section 4.13(b) of the Company Disclosure Schedule sets forth a true and complete list of the address of each material parcel of real property subject to a lease, sublease, license, sublicense, easement or occupancy agreement to which any Acquired Company is a party (the parcels of real property disclosed (or required to be disclosed) in Section 4.13(b) of the Company Disclosure Schedule, the “Leased Real Property”) and a list of all such leases, subleases, licenses, easements and other occupancy agreements, including all amendments and supplements thereto and guaranties thereof (such documents disclosed (or required to be disclosed) in Section 4.13(b) of the Company Disclosure Schedule collectively, “Leases”). The Leased Real Property constitutes all of the material real property used, held for use or occupied by the Acquired Companies in connection with the conduct of the business of the Acquired Companies. No Leased Real Property is subleased by any Acquired Company to any third party, except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies, taken as a whole.

Annex D-51

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
(c)   The Acquired Companies have good and marketable, indefeasible, fee simple title to, or, in the case of leased or licensed property and assets have valid and subsisting leasehold interests or licenses in, all property and assets (whether real, personal, tangible or intangible) reflected on the Balance Sheet or acquired after the Balance Sheet Date, and such property, assets and rights (together with the Permits held by the Acquired Companies) constitute all the property, assets and rights used or held for use in and sufficient for the conduct the business of the Acquired Companies as presently conducted. None of such property, assets or rights is subject to any Lien, except Permitted Liens and any other Liens which arise in the ordinary course of business that are not material in amount and that do not materially detract from the value, materially impair or interfere with any present or intended use or otherwise materially and adversely affect the marketability of any such property or assets to which they relate.
(d)   As of the Measurement Time and as of the Second Merger Effective Time, the Company (or one of its Subsidiaries) will own or have the exclusive ability to access, including by use of “private keys” or other equivalent means, (i) all Closing Cash, including any Closing Cash held in crypto-currency wallets or similar mediums of custody for Virtual Currency or exchange accounts and (ii) Virtual Currency held by the Acquired Companies as of the Measurement Time, in each case under the foregoing clauses (i) and (ii), other than with respect to Restricted Cash.
Section 4.14.   Intellectual Property.   (a) Section 4.14 of the Company Disclosure Schedule contains a true and complete list of all registrations and applications for registration included in the Owned Intellectual Property Rights, specifying as to each such registration or application, as applicable, (A) the owner of such item, (B) each jurisdiction in which such item is issued or registered or in which any application for issuance or registration has been filed, (C) the respective issuance, registration, or application number of such item and (D) the date of application and issuance or registration of such item.
(b)   The Acquired Companies own or have a valid, enforceable and sufficient right and license to use, and immediately following the consummation of the transactions contemplated by this Agreement will continue to own or have a valid, enforceable and sufficient right and license to use, the Intellectual Property Rights used or held for use in, or otherwise necessary in any material respect for, the conduct of the respective businesses of the Acquired Companies as currently conducted. The consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Owned Intellectual Property Rights or Licensed Intellectual Property Rights or any of the Acquired Companies’ rights therein.
(c)   To the Knowledge of the Company, none of the Acquired Companies has infringed, misappropriated, diluted or otherwise violated, or is infringing, misappropriating, diluting or otherwise violating, any Intellectual Property Right of any Person. To the Knowledge of the Company, no Person has infringed, misappropriated, diluted or otherwise violated, or is currently infringing, misappropriating, diluting or otherwise violating, any of the Owned Intellectual Property Rights or any Acquired Company’s rights in any Licensed Intellectual Property Rights.
(d)   The Company has not received any written notice or indemnification request and there is no Action (including any opposition, interference or re-examination) settled, pending or, to the Knowledge of the Company, threatened (i) alleging any infringement, misappropriation, dilution or violation of the Intellectual Property Rights of any Person by any Acquired Company, (ii) challenging the validity, enforceability, registrability or ownership of any of the Owned Intellectual Property Rights or Licensed Intellectual Property Rights or (iii) by any Acquired Company alleging any infringement, misappropriation, dilution or violation by any Person of any of the Owned Intellectual Property Rights of an Acquired Company’s rights in any Licensed Intellectual Property Rights.
(e)   None of the Owned Intellectual Property Rights and, to the Knowledge of the Company, Licensed Intellectual Property Rights has been adjudged by any Governmental Authority to be invalid or unenforceable in whole or part, and, to the Knowledge of the Company, all material Owned Intellectual Property Rights and the Acquired Companies’ rights under all Licensed Intellectual Property Rights are valid, subsisting and enforceable. The Acquired Companies are the sole and exclusive owners of all Owned Intellectual Property Rights and hold all right, title and interest in and to all Owned Intellectual Property Rights and their rights under all Licensed Intellectual Property Rights, in each case, free and clear of any Lien (other than Permitted Liens).

Annex D-52

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
(f)   The Acquired Companies have taken commercially reasonable actions necessary to maintain, protect and enforce the material Owned Intellectual Property Rights and to maintain their rights in the material Licensed Intellectual Property Rights, including payment of applicable maintenance fees and filing of applicable statements of use. The Acquired Companies have taken commercially reasonable steps necessary to protect and preserve the confidentiality of all material trade secrets and other material confidential information included in the Owned Intellectual Property Rights and Licensed Intellectual Property Rights (including source code, but excluding Open Source Software) the value of which to any Acquired Company is contingent upon maintaining the confidentiality thereof, and no such trade secrets or other confidential information have been disclosed other than to employees, representatives and agents of the Acquired Companies, all of whom are bound by written, binding, valid and enforceable confidentiality and/or non-disclosure Contracts substantially in the form previously made available to Parent prior to the date hereof or otherwise bound by operation of Applicable Law, or, in the case of professional advisors, by customary and enforceable professional obligations of confidentiality, to maintain similar levels of confidentiality. To the Knowledge of the Company, the Acquired Companies have not suffered any breaches of any such Contracts that have resulted in the unauthorized disclosure of or loss of any such confidential Intellectual Property Rights (including source code but excluding Open Source Software).
(g)   Each Acquired Company has entered into written, binding, valid and enforceable Contracts with every (i) current employee or independent contractor of, or other Person currently engaged in the creation of any Intellectual Property Rights for, such Acquired Company and (ii) former employee or independent contractor of, or other Person formerly engaged by, such Acquired Company that has created any Owned Intellectual Property Rights for such Acquired Company, whereby, in each case, such employees, independent contractors and other Persons presently assign to such Acquired Company all of their right, title and interest in and to all Owned Intellectual Property Rights created or developed by such employees, independent contractors and other Persons (or, in the case of any moral rights that are not capable of being assigned, irrevocably waive such moral rights for the benefit of such Acquired Company, its successors and assigns).
(h)   Section 4.14(h) of the Company Disclosure Schedule sets forth a true and complete list of all Open Source Software contained in, linked to, or combined or distributed with any products or services (including Owned Software) currently distributed or currently made commercially available by the Acquired Companies, specifying each license to which such Open Source Software is subject. No Owned Software contains, is linked to, or is otherwise used in connection with any Software code that is licensed under any terms or conditions that require that any Owned Software be (i) made available or distributed in source code form, (ii) licensed for the purpose of making derivative works, (iii) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind or (iv) redistributable at no charge. The Acquired Companies’ use of Open Source Software is compliant with any and all applicable governing licenses thereof in all material respects. Except as set forth in Section 4.14(h) of the Company Disclosure Schedule, the Acquired Companies have not granted any Person a contingent right to receive or obtain a license to source code containing or embodying any Owned Software, whether pursuant to an escrow arrangement or otherwise.
(i)   No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by any of the Acquired Companies or any Person then acting on their behalf to any Person of any source code for any Owned Software. This Agreement will not result in, or entitle any Person to demand, the disclosure, delivery of license of any source code for any Owned Software to any Person.
(j)   There are no bugs, errors or defects in any of the Owned Software that would prevent performance in accordance with its user specifications or otherwise materially and adversely affect the value, functionality or performance thereof and there are no viruses, worms, trojan horses, bombs, backdoors, disabling codes, drop-dead devices, or similar harmful, malicious or hidden programs in any such Owned Software.
(k)   The IT Assets have been regularly maintained by technically competent personnel, in accordance with Applicable Law and standards set by the manufacturers or otherwise in accordance with standards prudent in the industry, and are functional and operate and perform substantially in accordance with their documentation and functional specifications and otherwise in a manner that permits the Acquired Companies to conduct their business as currently conducted, and have capacity to meet current demands. The Acquired Companies have taken commercially reasonable actions, consistent with current industry standards, to

Annex D-53

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
protect the confidentiality, integrity, operation and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against unauthorized use, access, interruption, modification or corruption, including the implementation of commercially reasonable (i) data backup, (ii) disaster avoidance and recovery procedures, (iii) business continuity procedures, (iv) security incident response and recovery, and (v) encryption and other security protocol technology. There has been no unauthorized use, access, interruption, modification or corruption of any IT Assets (or any information or transactions stored or contained therein or transmitted thereby). The Acquired Companies are not in breach in any material respect of any Contract related to any IT Assets or aware of any event that, with the passage of time or the giving of notice, or both, could constitute such a breach of any Contract or commitment related to any IT Assets.
Section 4.15.   Data Privacy and Security.
(a)   The Acquired Companies have developed, implemented, maintained and monitored a commercially reasonable, written data protection, data privacy compliance and information security program to (i) identify and address risks to the privacy and security of Personally Identifiable Information in their possession or control, including through appropriate diligence of any PII Third Parties; (ii) implement, monitor, and improve commercially reasonable administrative, technical, and physical safeguards to protect the security, confidentiality and integrity of Personally Identifiable Information against loss and unauthorized access, use, modification, disclosure or other misuse and the operation, integrity, and security of its Software, systems, applications, and websites involved in the Processing of Personally Identifiable Information; and (iii) provide notification, when applicable, in compliance with Applicable Laws in the case of any Security Related Incident.
(b)   There has been no known or suspected information security breaches, intrusions, or failures involving the IT Assets or Personally Identifiable Information Processed by the Acquired Companies or PII Third Parties, which resulted in unauthorized or illegal use or disclosure of, or access to, or other misuse of, Personally Identifiable Information (a “Security Related Incident”).
(c)   The Acquired Companies and, to the Knowledge of the Company, each of the Acquired Companies’ third-party suppliers, vendors (including independent contractors) that Process any Personally Identifiable Information for or on behalf of any Acquired Company (each, a “PII Third Party”) have at all times complied in all material respects with all (i) contractual obligations of any of the Acquired Companies and Applicable Laws, in each case, relating to or governing the privacy, Processing, or protection, of any Personally Identifiable Information and other sensitive, proprietary confidential data or information collected or stored by or on behalf of the Acquired Companies, (ii) industry best practices with respect to the foregoing and (iii) any other mandatory data protection and data privacy rules, policies, procedures, notices, requirements and programs established by the Acquired Companies or any applicable PII Third Party with respect to the foregoing. There has not occurred any material breach, violation or default (or event that, with or without the giving of notice or lapse of time, would constitute a material breach, violation or default) by any Acquired Company or, to the Knowledge of the Company, any other party thereto of the terms of any Contract to which any Acquired Company is bound relating to data privacy or data protection.
(d)   No Acquired Company is or has been subject to any Order of, or has received any notice or inquiry from, any Governmental Authority regarding any actual or alleged non-compliance with, or violation of, any Applicable Law governing the privacy, Processing, or protection, of any Personally Identifiable Information. No Person has claimed any compensation or damages from any Acquired Company, or brought or has threatened to bring any Action against any Acquired Company, in relation to any actual or alleged loss or unauthorized Processing of any Personally Identifiable Information, or otherwise for or relating to any actual or alleged non-compliance with or violation of any contractual obligation of any Acquired Company or Applicable Law related to the privacy, Processing, or protection, of Personally Identifiable Information, and, to the Knowledge of the Company, no facts or circumstances exist that might give rise to any such Action.
(e)   The transactions contemplated by this Agreement and the other Transaction Documents will not breach any Applicable Law related to the privacy, Processing, or protection of Personally Identifiable Information or the contractual obligations, rules, policies, procedures, requirements or programs referred to in Section 4.15(c).

Annex D-54

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Section 4.16.   Insurance Coverage.   A true and complete list of all insurance policies and fidelity and surety bonds held by any of the Acquired Companies or relating to the assets, business, operations, employees, officers or directors of any of the Acquired Companies, is set forth on Section 4.16 of the Company Disclosure Schedule (the insurance policies disclosed (or required to be disclosed) in Section 4.16 of the Company Disclosure Schedule, the “Company Insurance Policies”), and true and complete copies thereof have been made available to Parent prior to the date hereof. The Company Insurance Policies are of the type, and provide coverage as is, reasonable and appropriate considering the business of the Acquired Companies (including compliance with the Contracts to which they are bound). There are no claims by any of the Acquired Companies pending under any Company Insurance Policy as to which coverage has been denied or disputed by the underwriters of such Company Insurance Policies or in respect of which such underwriters have reserved their rights. As of the date hereof, all premiums due and payable under all Company Insurance Policies have been paid in full. None of the Acquired Companies is in default under any such policy or bond and, to the Knowledge of the Company, no event or circumstance has occurred that, with notice or lapse of time or both, would permit termination or modification of such policy or bond. None of the Acquired Companies has received, with respect to any Company Insurance Policy, any written notice of non-renewal that such Company Insurance Policy will not be renewable by the Acquired Companies upon the expiration of its current coverage period on substantially similar terms.
Section 4.17.   Licenses and Permits.   Section 4.17 of the Company Disclosure Schedule sets forth the material Permits held by the Acquired Companies, together with the name of the Governmental Authority issuing such Permit. (a) The Acquired Companies hold all material Permits that are required to be held in order to conduct the business of the Acquired Companies, (b) all Permits held by any of the Acquired Companies are valid and in full force and effect (and the appropriate Acquired Company has accurately filed all reports and paid all fees, assessments, and contributions required by such Permits and Applicable Laws), (c) each of the Acquired Companies is, and has been since January 1, 2017, in material compliance with, and has fulfilled and performed its obligations with respect to the Permits held by it, (d) none of the Permits held by any Acquired Company have been terminated, impaired or have been terminable, in whole or in part, due to the actions or inactions of the Acquired Companies (except for terminations or impairments occurring as a result of the expiration of such Permits solely due to lapse of time in accordance with the terms thereof) and (e) since January 1, 2017, no written notices have been received by any of the Acquired Companies alleging the failure to hold any material Permit required to be held by the Acquired Companies to conduct their respective businesses or own their respective assets. To the Knowledge of the Company, no material Permit is subject to (i) any material conditions or requirements that have not been imposed generally upon permits of the same type or (ii) any pending regulatory proceeding or judicial review before a Governmental Authority seeking to suspend, revoke, cancel or adversely modify such Permit.
Section 4.18.   Money Transmitter Law and Virtual Currency Business Law Compliance Matters.   To the extent required, each of the relevant Acquired Companies has been duly registered with the applicable Governmental Authority under applicable Money Transmitter Laws and Virtual Currency Business Laws in the United States (both federal and state laws), Germany, Singapore, Switzerland, United Kingdom, United Arab Emirates (Abu Dhabi), and any other applicable non-U.S. countries relating to licensing or registration for their activities. Each of the relevant Acquired Companies is, and has been since January 1, 2017, in material compliance with, and has fulfilled and performed all of its obligations with respect to the relevant U.S. federal and state regulations and enforcement actions under applicable Money Transmitter Laws and Virtual Currency Business Laws, including regulations promulgated by FinCEN, including those that would mandate the relevant Acquired Company to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records, and applicable non-U.S. laws relating to the relevant Acquired Company’s custody, exchange, or transmission of virtual currencies, except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies, taken as a whole. Except as disclosed to the Parent otherwise, none of the Acquired Companies is subject to any material enforcement actions, regulatory inquiries and investigations, threatened, ongoing, or settled enforcement, cautionary or other disciplinary matters, complaints or correspondence discussing actual or potential liabilities, requests for information, citations or notices of violation, and any significant proceedings before any Governmental Authority regarding its money transmitter or Virtual Currency business.

Annex D-55

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Section 4.19.   Trust Company Compliance Matters.
(a)   Each of the Company Trust Subsidiaries is, and has been since January 1, 2017, in material compliance with, has fulfilled and performed its material obligations with respect to the relevant requirements under Applicable Law imposed on such Company Trust Subsidiary, and has appropriately exercised its fiduciary duties and power set forth in the relevant trust company charter, as a trust company, including providing any required notices and/or obtaining any required approvals as may, to the Knowledge of the Company, be necessary for such Company Trust Subsidiary to engage in providing fiduciary services or otherwise engaging in activities or business in a state other than the state in which the Company Trust Subsidiary is chartered or has its principal office.
(b)   Except for normal course examinations conducted by any Governmental Authority (including, for the avoidance of doubt, the State of South Dakota, the State of New York, and the Office of the Comptroller of the Currency) in the ordinary course of business of the Company Trust Subsidiaries, no Governmental Authority has initiated or has pending any proceeding or, to the Knowledge of the Company, investigation into the business or operations of the Company Trust Subsidiaries since January 1, 2017.
(c)   There is no unresolved violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of the Company Trust Subsidiaries and there has been no formal or informal inquiries by, or material disagreements or disputes with, any Governmental Authority with respect to the business, operations, policies or procedures of the Company Trust Subsidiaries since January 1, 2017.
(d)   Each Company Trust Subsidiary is, and has been since January 1, 2017, in compliance with any minimum capital requirements established or imposed upon it by a Governmental Authority.
(e)   Neither Company Trust Subsidiary is a “bank,” as that term is defined under Section 2 of the Bank Holding Company Act of 1956 (12 U.S.C. § 1842), or an “insured depository institution,” as that term is defined under Section 3(c)(2) of the Federal Deposit Insurance Act (12 U.S.C. § 1813(c)(2)).
(f)   Neither Company Trust Subsidiary is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2017, a recipient of any supervisory letter from, or since January 1, 2017, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Authority that currently restrict in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business (each, a “Company Regulatory Agreement”), nor have either Company Trust Subsidiary been advised since January 1, 2017 or have Knowledge, of any pending or threatened regulatory investigation or that any Governmental Authority is considering issuing, initiating, ordering or requesting any Company Regulatory Agreement. None of the Company Trust Subsidiaries is subject to any material enforcement actions, regulatory inquiries and investigations, threatened, ongoing, or settled enforcement, cautionary or other disciplinary matters, complaints or correspondence discussing actual or potential liabilities, requests for information, citations or notices of violation, and any significant proceedings before any Governmental Authority regarding its business and related activities under the relevant trust company charter.
Section 4.20.   Broker-Dealer Compliance Matters.
(a)   The Company Broker-Dealer Subsidiary is the only Subsidiary of the Company that is a Broker-Dealer. Since January 1, 2017, the Company Broker-Dealer Subsidiary has been duly registered as a Broker-Dealer with the SEC and each state and other jurisdictions in which it is required to be so registered. The Company Broker-Dealer Subsidiary is, and since January 1, 2017 has been a member in good standing of FINRA and each other Self-Regulatory Organization of which it is required to be a member. Each natural Person whose functions require him or her to be licensed as a representative or principal of, and registered with, the Company Broker-Dealer Subsidiary is registered with FINRA and all applicable states and other jurisdictions, such registrations are not, and since January 1, 2017 have not been, suspended, revoked or rescinded and remain in full force and effect, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, and to the Knowledge of

Annex D-56

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
the Company, no such natural Person is registered with more than one Broker-Dealer in any jurisdiction where such multiple registrations would violate any Applicable Law.
(b)   Each current Form BD of the Company Broker-Dealer Subsidiary is, and any Form BD of the Company Broker-Dealer Subsidiary filed before the Second Merger Effective Time will be at the time of filing, in compliance in all material respects with the applicable requirements of the Securities Exchange Act, the rules thereunder and the rules of any Self-Regulatory Organization, as applicable.
(c)   Since January 1, 2017, the Regulatory Documents of the Company Broker-Dealer Subsidiary have complied, and have been timely filed, in all material respects with and under Applicable Law and the rules and regulations of the SEC promulgated thereunder and any Self-Regulatory Organization rules applicable to such Regulatory Documents, as in effect at the time the Regulatory Documents were filed, except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies, taken as a whole.
(d)   (i) Neither the Company Broker-Dealer Subsidiary, nor any of its Affiliates, nor to the Knowledge of the Company, any of its “associated persons” (as defined in the Securities Exchange Act) is (A) ineligible pursuant to Section 15(b) of the Securities Exchange Act to serve as a Broker-Dealer or as an “associated person” of a Broker-Dealer, (B) subject to a “statutory disqualification” as defined in Section 3(a)(39) of the Securities Exchange Act, (C) subject to any material disciplinary proceedings or Orders that would be required to be disclosed on Form BD or Forms U-4 or U-5 (and which disciplinary proceedings or Orders are not actually disclosed on such Person’s current Form BD or current Forms U-4 or U-5) to the extent that such Person or its associated persons is required to file such forms, or (D) subject to a disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of such Person as broker-dealer, municipal securities dealer, government securities broker or government securities dealer under Section 15, Section 15B or Section 15C of the Securities Exchange Act, and (ii) there is no Action pending or, to the Knowledge of the Company, threatened in writing by any Governmental Authority that would reasonably be expected to result in any of the circumstances described in the foregoing clauses (i)(A), (i)(B), (i)(C) and(i)(D).
(e)   No fact relating to the Company Broker-Dealer Subsidiary or any “control affiliate” of the Company Broker-Dealer Subsidiary, as defined in Form BD requires any response in the affirmative to any question in Item 11 of Form BD, except to the extent that such facts have been reflected on Form BD of the Company Broker-Dealer Subsidiary, as applicable.
(f)   Since January 1, 2017, the Brokerage Services performed by the Company Broker-Dealer Subsidiary have been conducted in compliance with all material requirements of the Securities Exchange Act, the rules and regulations of the SEC, FINRA, and any applicable state securities regulatory authority or Self-Regulatory Organizations, as applicable. The Company Broker-Dealer Subsidiary has established, in compliance with requirements of Applicable Law, and maintained in effect at all times required by Applicable Law since January 1, 2017, written policies and procedures reasonably designed to achieve compliance with the Securities Exchange Act, the SEC rules thereunder, and the rules of each applicable Self-Regulatory Organization (“BD Compliance Policies”), including those required by (i) applicable FINRA rules, including FINRA Rule 3110, 3120 and 3130, (ii) anti-money laundering laws, including a written customer identification program in compliance therewith, (iii) privacy laws including policies and procedures with respect to the protection of nonpublic personal information about customers, clients and other third parties and (iv) identity theft laws, and approved such principals, managers and other supervisors as are required under the aforementioned laws, rules and regulations. All such BD Compliance Policies comply in all material respects with Applicable Laws.
(g)   The Company Broker-Dealer Subsidiary currently maintains, and since January 1, 2017 has maintained, “net capital” (as such term is defined in Rule 15c3-1(c)(2) under the Securities Exchange Act) equal to or in excess of the minimum “net capital” required to be maintained by the Company Broker-Dealer Subsidiary, and in an amount sufficient to ensure that it is not required to file a notice under Rule 17a-11 under the Securities Exchange Act.
(h)   No Governmental Authority has, since January 1, 2017, formally initiated any administrative proceeding or investigation (other than ordinary course examinations) into the Company Broker-Dealer

Annex D-57

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Subsidiary and the Company Broker-Dealer Subsidiary has not received a written “wells notice,” other written indication of the commencement of an enforcement action from the SEC, FINRA or any other Governmental Authority, or other written notice alleging any material noncompliance with any Applicable Law governing the operations of Broker-Dealers. To the Knowledge of the Company, there is no unresolved material violation or material exception raised by any Governmental Authority with respect to the Company Broker-Dealer Subsidiary. Since January 1, 2017, the Company Broker-Dealer Subsidiary has not settled any claim or proceeding of the SEC, FINRA or any other Governmental Authority. The Company Broker-Dealer Subsidiary has not had an order, decree or judgement entered against the Company Broker-Dealer Subsidiary in connection with any Applicable Law governing the operation of Broker-Dealers. Except as would not be material to the Company and its Subsidiaries, taken as a whole, as of the date hereof, the Company Broker-Dealer Subsidiary is not currently subject to, and has not received any written notice of, an examination, inspection, investigation or inquiry by a Governmental Authority, and no formal examination or inspection has been started or completed for which no examination report is available.
Section 4.21.   Transfer Agent Compliance Matters.   The Company Transfer Agent Subsidiary is, and since January 1, 2017 has been, duly registered as a transfer agent with the SEC pursuant to Section 17A(c)(1) of the Exchange Act, and such registration has not been suspended, revoked or rescinded and remains in full force and effect. The business of the Company Transfer Agent Subsidiary has been conducted in compliance with all material requirements of the Exchange Act and the rules and regulations of the SEC. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company Transfer Agent Subsidiary has filed all required reports, registrations, statements, certifications and other filings, together with any amendments required to be made thereto prior to the date hereof with the SEC and such reports, registrations, statements or other filings (and any amendments thereto) were true and complete in all material respects when made.
Section 4.22.   Finders’ Fees.   Other than Qatalyst Partners LP (a true and complete copy of whose engagement letter (including any indemnification and other agreements related thereto) has been made available to Parent prior to the date hereof and the fees and expenses payable to whom shall be Transaction Expenses hereunder), no financial advisor, investment banker, broker, finder or other intermediary is entitled to any fee or commission in connection with the transactions contemplated by this Agreement or the other Transaction Documents.
Section 4.23.   Environmental Matters.   Except as disclosed in Section 4.23 of the Company Disclosure Schedule:
(a)   (i) no notice, demand, request for information, citation, summons or complaint has been received; (ii) no Order has been issued or is otherwise in effect; (iii) no penalty has been assessed; and (iv) no Action or review is pending or, to the Knowledge of the Company, threatened, in each case, with respect to any Acquired Company (or any of their respective predecessors) that relates to any applicable Environmental Law or Hazardous Substance reasonably likely to result in Liability of any Acquired Company;
(b)   there has been no Environmental Release of any Hazardous Substance at, on, under, to, in or from (i) any location by or arising from the operations of, (ii) any property or facility now or previously owned, leased or operated by, or (iii) any property or facility to which any Hazardous Substance has been transported for disposal, recycling or treatment by or on behalf of, in each case, any Acquired Company (or any of their respective predecessors) that is reasonably likely to result in Liability under any applicable Environmental Laws of any Acquired Company; and
(c)   each Acquired Company (i) is and has since January 1, 2017, been in compliance with all applicable Environmental Laws in all material respects; (ii) possesses and maintains all required Environmental Permits and is in material compliance with the terms thereof; and (iii) has timely made all appropriate filings necessary for the issuance or renewal thereof.
Section 4.24.   Employees and Labor Matters.   (a) Section 4.24 of the Company Disclosure Schedule sets forth, as of the date hereof, with respect to each Company Employee and each individual independent contractor of an Acquired Company (and to the extent permitted by Applicable Law), such Company Employee’s or individual independent contractor’s (i) name, (ii) employing or engaging entity, (iii) title, (iv) date of hire, (v) principal place of employment or engagement, (vi) union status, (vii) whether full- or part-time, or independent contractor, (viii) if a Company Employee, whether active or on leave (and, if on

Annex D-58

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
leave, the nature of the leave and expected return date), (ix) if a Company Employee, whether exempt from the Fair Labor Standards Act or any comparable foreign, state or local law, (x) annual base salary, wage rate or consulting rate, (xi) most recent equity or cash incentive compensation received (if any) and the form of such incentive compensation, (xii) current target equity or cash incentive compensation opportunity and the form of such target incentive compensation and (xiii) if a Company Employee, paid time off entitlement formula and amount of accrued but unused paid time off. Section 4.24 of the Company Disclosure Schedule sets forth, for each Service Provider who is not a United States citizen or lawful permanent resident, his or her current immigration status (including visa type) and, if applicable, the date when such status expires. Five Business Days prior to the Condition Satisfaction Date, the Company shall provide Parent with a revised version of Section 4.24 and (ii) of the Company Disclosure Schedule, updated as of such date.
(b)   No Company Employee has provided notice, and to the Knowledge of the Company no Company Employee has expressed an intention to provide notice, to any Acquired Company that he or she intends to resign or retire as a result of the transactions contemplated by this Agreement or otherwise within one year after the Condition Satisfaction Date.
(c)   The Acquired Companies are and have been in material compliance with all Applicable Laws relating to labor and employment, including those relating to employment practices, labor management relations, wages, hours, overtime, benefits (including in relation to pension or similar retirement benefits and the funding thereof), worker classification, discrimination, sexual harassment or misconduct, civil rights, affirmative action, work authorization (including in relation to visas, work permits, registrations or other similar arrangements), immigration, safety and health, information privacy and security, workers compensation, layoffs or terminations, continuation coverage under group health plans and the payment and withholding of Taxes. No (i) current or former Company Employee has made, during the last 12 months, an oral or, during the last three years, a written complaint of discrimination, retaliation or other similar wrongdoing, (ii) allegations of sexual harassment or misconduct have been made against any Acquired Company or any Service Provider (or any Related Party) in each case in connection with his, her or its involvement with the Acquired Companies and (iii) Acquired Company or any Service Provider (or any Related Party) in each case in connection with his, her or its involvement with the Acquired Companies has entered into any settlement agreement related to allegations of sexual harassment or misconduct by any such Person. Each current or former Company Employee, independent contractor or consultant of the Acquired Companies has been properly classified by the applicable Acquired Company as such under Applicable Law.
(d)   None of the Acquired Companies is or has been a party to or subject to, or is currently negotiating in connection with entering into, any Collective Bargaining Agreement, and, to the Knowledge of the Company, there has not been any organizational campaign, petition or other unionization activity seeking recognition of a collective bargaining unit relating to any Service Provider or any grievances or job actions involving any current or former Service Provider. None of the Acquired Companies has failed to comply with the provisions of any Collective Bargaining Agreement, and there are no grievances or job actions involving any current or former Company Employee against any Acquired Company. There are no unfair labor practice complaints pending or involving, to the Knowledge of the Company, threatened against or threatened to involve any Acquired Company before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving any current Company Employee. The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the transactions contemplated thereby. There are no “leased employees” (as such term is defined in Section 414(n) of the Code) of any Acquired Company.
(e)   Since January 1, 2017, there has been no labor strike, slowdown, stoppage, picketing, interruption of work, lockout or similar labor activity or dispute involving any Company Employee that is pending or, to the Knowledge of the Company, threatened against any Acquired Company.
(f)   The Acquired Companies are and have been in compliance with WARN and have no Liabilities thereunder. None of the Acquired Companies has taken any action that would reasonably be expected to cause HoldCo, the Acquired Companies (including the Surviving Company) or any of their respective Affiliates to have any Liability following the Measurement Time under WARN solely arising out of actions

Annex D-59

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
taken by HoldCo, the Acquired Companies (including the Surviving Company) or any of their respective Affiliates prior to the Measurement Time.
(g)   To the Knowledge of the Company, no current or former Service Provider is a party to or bound by any Contract, is subject to any Order or is a party to any Action, or is otherwise bound by a non-compete or similar agreement with a third party, in each case, that may interfere with the use of such Service Provider’s efforts to promote the interests of any Acquired Company, conflict with the operations or business of any Acquired Company or the transactions contemplated by this Agreement or would reasonably be expected to adversely affect any Acquired Company in any material respect.
(h)   (i) Since December 31, 2019, none of the Acquired Companies has, in response to SARS-CoV-2 or COVID-19, or any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks, or in response to Applicable Law in connection with or in respect to the same, (i) changed or reduced the compensation or benefits payable to any Service Provider, (ii) furloughed or terminated the employment or service of any Service Provider or (iii) modified or reduced the schedules or leaves of absence of any Company Employee. Each Acquired Company has adopted reasonable policies and taken other reasonable steps to minimize potential workplace exposure in light of SARS-CoV-2 or COVID-19.
(i)   To the Knowledge of the Company, all Company Employees who perform services in the United States for any Acquired Company are either United States citizens or are legally authorized to work in the United States under the Immigration Reform and Control Act of 1986, as amended, and any applicable legal requirement relating to the employment of non-United States citizens. With respect to all Company Employees performing services in the United States, the Acquired Companies are in compliance with, and since the January 1, 2017 have complied with, all legal requirements with respect to work eligibility and have not been subject to any audit or investigation from the United States Department of Homeland Security, including the United States Immigration and Customs Enforcement or any predecessor thereto, or any other immigration-related enforcement proceeding, and since the January 1, 2017, no Acquired Company has received notice of any potential or actual violation of applicable immigration or I-9 legal requirements. The Acquired Companies have provided Parent with a list of all Company Employees working in the United States on a visa or work permit and the date such visa or permit is set to expire.
Section 4.25   Employee Benefits.   (a) Section 4.25 of the Company Disclosure Schedule lists each material Employee Plan and specifies whether such plan is a US Plan or an International Plan. Prior to the date hereof, for each material Employee Plan, the Company has furnished to Parent a true and complete copy of the following, as applicable: (i) the governing plan document, including all amendments thereto, (ii) a written summary of the material terms of any Employee Plan that is not set forth in a written document (iii) all related trust agreements, insurance Contracts or other funding arrangements and amendments thereto, (iv) the current prospectus or summary plan description and all summaries of material modifications, (v) the annual returns/report (Form 5500) and accompanying schedules and attachments thereto for the most recently completed plan year, (vi) the most recently prepared actuarial reports and financial statements, (vii) the most recent determination or opinion letter from the IRS relating thereto, (viii) all material and non-routine documents and correspondence relating thereto received from or provided to the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation or any Governmental Authority during the past three years, (ix) all current employee handbooks, manuals and policies, and (x) if such plan is a material International Plan, documents that are substantially comparable (taking into account differences in Applicable Law and practices) to the documents required to be provided in clauses (i) through (ix). Notwithstanding the foregoing, any Employee Plans that are offer letters for Company Employees other than any Key Service Providers that (w) provide for at-will employment, (x) are terminable without penalty or liability, (y) do not provide for any severance, retention, change in control or other similar payments or benefits and (z) are consistent in all material respects with a form previously provided to Parent, only the forms thereof need be listed on Section 4.25 of the Company Disclosure Schedule. There has been no amendment to, written interpretation by the Acquired Companies or any of their Affiliates relating to, or change in employee participation or coverage under, any Employee Plan that would materially increase the expense of maintaining such Employee Plan above the level of expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof.
(b)   None of the Acquired Companies nor any of their respective ERISA Affiliates (nor any predecessor of any such entity) sponsors, maintains, administers or contributes to (or has any obligation to

Annex D-60

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
contribute to), or within the prior six years has sponsored, maintained, administered or contributed to (or had any obligation to contribute to), or has or is reasonably expected to have any direct or indirect Liability with respect to, any plan subject to Title IV of ERISA, including any “multiemployer plan” (as defined in Section 3(37) of ERISA). No event has occurred and, to the Knowledge of the Company, no condition exists, that has subjected, or would reasonably be expected to subject, any Acquired Company or any of their respective ERISA Affiliates to any material Tax, fine, lien, penalty or other Liability imposed by ERISA, the Code or any other Applicable Law, either directly or by reason of any Acquired Company’s affiliation with any of its ERISA Affiliates.
(c)   With respect to any Employee Plan covered by Subtitle B, Part 4 of Title I of ERISA or Section 4975 of the Code, no non-exempt prohibited transaction undertaken by the Company or, to the Knowledge of the Company, any other fiduciary thereof has occurred that has caused or would reasonably be expected to cause any of the Acquired Companies to incur any Liability under ERISA or the Code.
(d)   None of the Acquired Companies has any current or projected Liability for, and no Employee Plan provides or promises, any post-employment or post-retirement health, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any current or former Service Provider (other than (i) coverage mandated by Applicable Law, including COBRA, (ii) coverage provided pursuant to the Company disability benefit plans or (iii) solely with respect to projected Liability, coverage provided under the Company’s severance arrangements).
(e)   Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, or with respect to an Employee Plan that is based on a pre-approved plan document, is the subject of a favorable opinion letter issued to the plan document provider from the IRS upon which the Company is able to rely upon and, to the Knowledge of the Company, no circumstances exist that would reasonably be expected to result in any such letter being revoked or that would jeopardize the tax-qualified status of such plan or the exempt status of its accompanying trust under Section 501(a) of the Code.
(f)   Each Employee Plan and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code, complies, and has been operated in compliance with, and the Acquired Companies have complied in practice with, all applicable requirements of Section 409A of the Code.
(g)   Each material Employee Plan has been maintained, funded and administered in accordance with its terms and complies with all Applicable Laws, including ERISA and the Code. To the Knowledge of the Company, no events have occurred with respect to any Employee Plan that would reasonably be expected to result in the assessment of any material excise tax against the Acquired Companies. The Acquired Companies have complied in all material respects with the Patient Protection and Affordable Care Act (the “Affordable Care Act”) and no event has occurred, and no condition or circumstance exists, that would reasonably be expected to subject the Acquired Companies to material Liability, penalties, or Taxes under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code or any other provision of the Affordable Care Act.
(h)   No action, suit, investigation, inquiries, audit, proceeding or claim (other than routine claims for benefits) is pending against or involves or, to the Knowledge of the Company, is threatened against or threatened to involve, any Employee Plan before any court or arbitrator or any Governmental Authority.
(i)   All returns, reports and disclosure statements required to be made under ERISA and the Code with respect to all Employee Plans have been timely filed or delivered, all contributions, premiums and payments that are due have been made in all material respects for each Employee Plan within the time periods prescribed by the terms of such plan and Applicable Law, and all contributions, premiums and payments for any period ending on or before the Second Merger Effective Time that are not due are properly accrued in all material respects to the extent required to be accrued under applicable accounting principles and have been properly reflected on the Balance Sheet or accurately disclosed in the notes thereto.
(j)   Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (either alone or together with any other event, such as termination of employment or service) will (i) entitle any current or former Service Provider to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit, (ii) enhance any benefits or accelerate the time of

Annex D-61

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Employee Plan, (iii) limit or restrict the right of the Acquired Companies or, after the Second Merger Effective Time, HoldCo, the Surviving Company or any of their respective Affiliates, to merge, amend or terminate any Employee Plan or (iv) result in the payment of any amount that would not be deductible under Section 280G of the Code.
(k)   No Acquired Company has any obligation to gross-up, indemnify or otherwise reimburse any current or former Service Provider for any Tax incurred by such Service Provider, including under Section 409A or 4999 of the Code.
(l)   Each material International Plan (i) has been maintained in compliance with its terms and Applicable Law, (ii) if intended to qualify for special Tax treatment, meets all the requirements for such treatment, (iii) each such International Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities and, to the Knowledge of the Company, no event has occurred since the date of the most recent approval or application therefor relating to any such International Plan that would reasonably be expected to adversely affect any such approval or good standing, (iv) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles. From and after the Second Merger Effective Time, HoldCo and its Affiliates will receive the full benefit of any funds, accruals and reserves under the International Plans and (v) the consummation of the transactions contemplated by this Agreement will not by itself create or otherwise result in any liability with respect to such International Plan.
Section 4.26.   Affiliate Transactions.   Other than this Agreement, the other Transaction Documents, ordinary course agreements incident to the employment of any management Equityholder by the Acquired Companies, arrangements for the use of the Company’s services as customers by Company Employees, Equityholders and their respective Affiliates entered into in the ordinary course of business on arm’s length terms, and as set forth on Section 4.26 of the Company Disclosure Schedule, none of the Equityholders and none of their respective Related Parties (other than any of the Acquired Companies) (i) is a party to any Contract with any Acquired Company, (ii) directly or indirectly owns, or otherwise has any right, title or interest in, to or under, any material property or right, tangible or intangible, that is used or is currently contemplated to be used by any of the Acquired Companies, (iii) licenses Intellectual Property Rights (either to or from any of the Acquired Companies), (iv) is indebted to or has an outstanding loan to, any Acquired Company (other than any such indebtedness that will be discharged or extinguished at or prior to Second Merger Effective Time) or (v) owns, directly or indirectly, any material property, asset or right (whether tangible or intangible) that is currently used by any Acquired Company (any Contract related to the arrangements described in clauses (i) through (iv) of this Section 4.26, an “Affiliate Contract”).
Section 4.27.   Foreign Corrupt Payments; Sanctions; Export Control; Anti-Money Laundering.
(a)   Each Acquired Company, and each of their respective directors, officers, employees and, to the Knowledge of the Company, agents or representatives or any other person acting on behalf of any Acquired Company, acting alone or together, is and has been in compliance with the Foreign Corrupt Practices Act (the “FCPA”) and any other anti-corruption or anti-bribery Applicable Law.
(b)   None of the Acquired Companies, nor any of their respective directors, officers, employees, nor, to the Knowledge of the Company, agents or representatives or other persons acting on behalf any Acquired Company, acting alone or together, has (i) received, directly or indirectly, anything of value (including rebates, payments, commissions, promotional allowances or other economic benefits, regardless of their nature or type) from any Person (including any customer, supplier, employee or agent of any customer or supplier) for the purpose of obtaining or retaining business or to otherwise achieve an improper commercial advantage or (ii) given or promised to give, directly or indirectly, anything of value (including any money, gift or similar benefit) to any Person (including any customer, supplier, employee or agent of any customer or supplier, any government official or other Person who was, is or may be in a position to help or hinder any Acquired Company (or assist any Acquired Company in connection with any actual or proposed transaction)) for the purpose of obtaining or retaining business or to achieve a commercial advantage.

Annex D-62

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
(c)   None of the Acquired Companies nor any of their respective directors, officers, employees, nor, to the Knowledge of the Company, agents or representatives or other persons acting on their behalf is or was a non-U.S. government official or a close family member of a non-U.S. government official.
(d)   The Acquired Companies are and have been in compliance in all material respects with all Applicable Law concerning the exportation, re-exportation, importation and temporary importation of any products, technology, technical data or services (together, “Export Control Laws”).
(e)   None of the Acquired Companies nor any of their respective directors, officers, employees, nor, to the Knowledge of the Company, agents or representatives or other persons acting on their behalf, is, or is 50% or more owned or controlled by one or more Persons that are: (i) the subject of any sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, or other relevant sanctions authority (collectively, “Sanctions”), or (ii) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, the Crimea region of Ukraine, Cuba, Iran, North Korea, and Syria), except as otherwise authorized pursuant to Sanctions. No Acquired Company has engaged in any business, transaction, investment, undertaking or activity with foreign nations, or to the Knowledge of the Company, organizations or individuals, in each case, named on any of the following lists maintained by the OFAC or the United States Department of the Treasury: (i) the Specially Designated Nationals and Blocked Persons List or (ii) Executive Order 13224.
(f)   The Acquired Companies in all material respects (i) have implemented appropriate procedures for ensuring compliance with all Applicable Laws governing anti-money laundering (including but not limited to rules, regulations and policies prescribed by FinCEN, and the Financial Action Task Force Recommendations dated 16 February 2012), (ii) have employed Financial Action Task Force Recommendations dated 16 February 2012), (iii) have employed appropriate risk-based measures and due diligence, “know your customer” and other procedures where required pursuant to such Applicable Laws and (iv) have kept and maintained all required written procedures, compliance records and audit evidence and suspicious transaction reports as required by such Applicable Laws.
(g)   The Acquired Companies have instituted and maintain policies and procedures reasonably designed to promote and achieve compliance with the FCPA and other anti-corruption and anti-bribery Applicable Law, Export Control Laws, Sanctions and Applicable Laws governing anti-money laundering.
(h)   No Acquired Company (or, to the Knowledge of Company, Company Employee) has been the subject of an Action within the 12 months prior to the date of this Agreement alleging that the Acquired Company or Company Employee has violated the FCPA or any other anti-corruption or anti-bribery Applicable Law, Export Control Laws, Sanctions or Applicable Laws governing anti-money laundering.
(i)   No Acquired Company, Service Provider, or other Person that acts for or on behalf of an Acquired Company appears on any list of entities or individuals debarred from tendering or participating in any project funded by national or local governments, the World Bank, European Bank for Reconstruction and Development or any other multi-lateral or bi-lateral aid or development agency.
Section 4.28.   Solvency.   As of immediately prior to the Second Merger Effective Time each of the Acquired Companies will be Solvent. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, defeat, delay or defraud either present or future creditors of any of the Acquired Companies.
Section 4.29.   Information Supplied.   None of the information supplied or to be supplied by or on behalf of the Company concerning itself or any of its Affiliates specifically for inclusion in the S-4 Registration Statement will, at the time the S-4 Registration Statement is filed with the SEC (including any confidential submission), at each time it is amended, and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by or on behalf of Parent specifically for inclusion in the S-4 Registration Statement.

Annex D-63

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Section 4.30.   Exclusivity of Representations.   The Company acknowledges that the representations and warranties made by the Parent Parties in Article 5 and in the other Transaction Documents are the exclusive representations and warranties made by the Parent Parties in connection with the transactions contemplated by this Agreement. The Company hereby disclaims any other express or implied, oral or written, representations or warranties. Notwithstanding the foregoing, nothing contained in this Agreement shall operate as a waiver of claims of Fraud.
ARTICLE 5
Representations and Warranties of the Parent Parties
Except (A) as disclosed in the reports, schedules, forms, statements and other documents filed by Parent on SEDAR on or after January 1, 2020 and publicly available prior to the date of this Agreement (excluding any part of any such report, schedule, form statement or other document disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature, in each case other than any specific factual historical information contained therein, which shall not be excluded), (B) subject to Section 14.03, as set forth in the Parent Disclosure Schedule and (C) for any changes resulting from actions expressly required or permitted by this Agreement, (i) each of the Parent Parties represents and warrants to the Company as of the date hereof, as of the Condition Satisfaction Date and as of the Second Merger Effective Time as follows (other than as set forth in Section 5.06), (ii) OpCo represents and warrants to the Company as of the date hereof, as of the Condition Satisfaction Date and as of the Second Merger Effective Time as set forth in Section 5.06(a) and (iii) HoldCo represents and warrants to the Company as of the date hereof, as of the Condition Satisfaction Date and as of the Second Merger Effective Time as set forth in Section 5.06(b):
Section 5.01 .   Existence and Power.   Each of the Parent Parties is duly formed, incorporated and/or registered (as applicable) validly existing and (where applicable) in good standing under the laws of its jurisdiction of incorporation, formation or registration (as applicable) and has all corporate or other organizational power and authority and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted and as currently contemplated to be conducted, except as would not have a Parent Material Adverse Effect. Each of the Parent Parties is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. None of the Parent Parties have been dissolved or declared bankrupt, nor has a corporate resolution to dissolve or to be declared bankrupt been adopted and no demands or requests for such dissolution or declaration are pending (before a Governmental Authority or otherwise). Merger Sub 1 is a wholly-owned Subsidiary of HoldCo and was formed on April 23, 2021, for the purpose of effecting the transactions contemplated by this Agreement and the other Transaction Documents, and has had no assets or operations and has not conducted any business other than immaterial business conducted in connection with the maintenance of Merger Sub 1’s existence, performance of this Agreement and matters incidental thereto. Merger Sub 2 is a subsidiary jointly owned by OpCo and HoldCo and was formed on April 23, 2021, for the purpose of effecting the transactions contemplated by this Agreement and the other Transaction Documents, and has had no assets or operations and has not conducted any business other than immaterial business conducted in connection with the maintenance of Merger Sub 2’s existence, performance of this Agreement and matters incidental thereto.
Section 5.02.   Authorization.   The execution and delivery of, and performance by each of the Parent Parties of their respective obligations under, this Agreement and the other Transaction Documents to which it is or will be a party, and the consummation by the Parent Parties of the transactions contemplated hereby and thereby, are within the corporate or other organizational powers of each of the Parent Parties and, except for (i) the adoption of this Agreement by HoldCo in its capacity as the sole stockholder of Merger Sub 1, (ii) the adoption of this Agreement by HoldCo and OpCo in their capacity as the sole stockholders of Merger Sub 2 and (iii) the Required Parent Stockholder Approval, have been duly authorized by all necessary corporate or other organizational action on the part of each of the Parent Parties. This Agreement has been, and each of the other Transaction Documents to which any of the Parent Parties is or will be a party will be at or prior to the Second Merger Effective Time, duly executed and delivered by each of the Parent Parties to the extent a party thereto and, assuming due authorization, execution and delivery by the other parties thereto, constitutes (or will constitute) the valid and binding agreement of each

Annex D-64

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
of the Parent Parties, as applicable, enforceable against the Parent Parties, as applicable, in accordance with their respective terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). Except for (i) the adoption of this Agreement by HoldCo in its capacity as the sole stockholder of Merger Sub 1, (ii) the adoption of this Agreement by HoldCo and OpCo in their capacity as the sole stockholders of Merger Sub 2 and (iii) the Required Parent Stockholder Approval, no votes, approvals or consents of the holders of any of the Parent Parties’ capital stock (other than any that have been obtained prior to the date hereof or that will be obtained immediately after execution of this Agreement) are necessary in connection with execution and delivery of, or the performance by the Parent Parties of their respective obligations under, this Agreement and the other Transaction Documents or the consummation by the Parent Parties of the transactions contemplated hereby or thereby (other than (x) the filing and recordation of the First Certificate of Merger, the Second Certificate of Merger and such other documents as required by Delaware Law, and (y) the filing with the Secretary of State of the State of Delaware a Certificate of Domestication, together with a certificate of incorporation, and completing and making and procuring all those filings required to be made with the Cayman Islands Registrar of Companies, in each case, in connection with the Domestication).
Section 5.03.   Governmental Authorization.   The execution, delivery and performance by each of the Parent Parties of this Agreement and the other Transaction Documents to which it is a party and the consummation by each of the Parent Parties of the transactions contemplated hereby and, to the extent applicable, thereby require no consent, approval, authorization or permit of, or filing with or notification to, or other action in respect of, any Governmental Authority other than (i) the filing of the First Certificate of Merger and the Second Certificate of Merger with the Secretary of State of the State of Delaware in accordance with Delaware Law, (ii) the filing with the Secretary of State of the State of Delaware a Certificate of Domestication, together with a certificate of incorporation, and completing and making and procuring all those filings required to be made with the Cayman Islands Registrar of Companies, in each case, in connection with the Domestication, (iii) compliance with any applicable requirements of the HSR Act, (iv) the Required Regulatory Approvals and the approvals set forth in Section 5.03 of the Parent Disclosure Schedule, (v) approval of the TSX and (vi) any other actions or filings the absence of which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.
Section 5.04.   Noncontravention.   The execution, delivery and performance by each of the Parent Parties of this Agreement and the other Transaction Documents to which it is a party and the consummation by the Parent Parties of the transactions contemplated hereby and thereby do not and will not (i) assuming receipt of the Required Parent Stockholder Approval, contravene, conflict with, or result in any violation or breach of any provision of any Governing Document of any of the Parent Parties, (ii) assuming compliance with the matters referred to in Section 5.03, violate any Applicable Law, (iii) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of any of the Parent Parties or any of their Subsidiaries, or (iv) require any consent from or other action, or notice to or payment to any Person under, or constitute a default or an event that, with or without notice or lapse of time or both, would constitute a violation or breach of, or give rise to (x) any right of termination, modification, cancellation or acceleration of any right or obligation of any of the Parent Parties or any of their Subsidiaries or (y) a loss of any benefit to which any of the Parent Parties or any of their Subsidiaries’ is entitled under any provision of any agreement or other instrument binding upon any of the Parent Parties or any of their Subsidiaries with only such exceptions, in the case of clauses (ii), (iii) and (iv) as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
Section 5.05.   Capitalization.
(a)   As of the date hereof, the authorized share capital of Parent consists of 2,000,000,000 Parent Pre-Restructuring Ordinary Shares. As of the close of business on April 30, 2021 (the “Parent Capitalization Date”), (i) 92,705,177 Parent Pre-Restructuring Ordinary Shares (excluding treasury shares) were issued and outstanding, (ii) zero Parent Pre-Restructuring Ordinary Shares were held by Parent as treasury shares, (iii) 48,267,244 Parent Pre-Restructuring Ordinary Shares were reserved for issuance pursuant to the Parent Stock Plans, and (iv) 3,638,946 Parent Pre-Restructuring Ordinary Shares were reserved for issuance pursuant to outstanding warrants to purchase Parent Pre-Restructuring Ordinary Shares. Except as set forth above in this Section 5.05, except for changes since the close of business on the Parent Capitalization Date resulting from the exercise of any options or other equity awards or warrants as described above and

Annex D-65

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
except in connection with any rights attached to the Class B Units of OpCo, as of the Parent Capitalization Date, there are no outstanding (A) shares of capital stock or other voting securities or equity interests of Parent, (B) securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of Parent or other voting securities or equity interests of Parent or its Subsidiaries, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of Parent or its Subsidiaries or other equity equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from Parent or its Subsidiaries, or obligations of Parent or any of its Subsidiaries to issue, any shares of capital stock of Parent or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of Parent or its Subsidiaries or rights or interests described in the preceding clause (C), or (E) obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities.
(b)   As the date of this Agreement, the authorized capital stock of Merger Sub 1 consists of 1,000 shares of common stock, of which 100 shares are issued and outstanding.
(c)   As the date of this Agreement, the authorized capital stock of Merger Sub 2 consists of 1,000 shares of common stock, of which 200 shares are issued and outstanding.
(d)   As the date of this Agreement, the authorized capital stock of HoldCo consists of 1,000 shares of common stock, of which 100 shares are issued and outstanding.
Section 5.06.   Financing; HoldCo Class A Common Stock.
(a)   OpCo will have at the Closing sufficient cash, capital commitments, available lines of credit or other sources of immediately available funds to enable it to make payment of the aggregate Closing Cash Consideration and any Underpayment Amount and any other amounts required to be paid by Parent, HoldCo and their respective Affiliates as required hereunder, in each case, if and when due.
(b)   The shares of HoldCo Class A Common Stock to be delivered pursuant to this Agreement will, when issued, be (i) duly authorized and validly issued and fully paid and nonassessable, (ii) free and clear of all Liens (other than transfer and other restrictions under Applicable Law, as expressly contemplated hereby or as a result of actions taken by or on behalf of the Equityholders), (iii) free of preemptive rights, rights of first offer and other similar rights, and (iv) issued in compliance with the Securities Act and the rules and regulations of Nasdaq, solely to the extent applicable to HoldCo.
Section 5.07.   Canada Securities Law Matters.
(a)   As of the date hereof, the issued and outstanding Parent Pre-Restructuring Ordinary Shares are listed and posted for trading on the TSX, and Parent is in compliance in all material respects with the rules and policies of the TSX (as such requirements have been amended or waived as a result of the Parent’s participation in the TSX Sandbox program).
(b)   Parent is not subject to any cease trade or other order of any applicable stock exchange or securities regulatory authority and, to the Knowledge of Parent, no investigation or other proceeding involving Parent or any of its Subsidiaries that may operate to prevent or restrict trading of any securities of Parent is currently in progress or pending before any applicable stock exchange or securities regulatory authority.
(c)   Parent is a reporting issuer in each of the Canadian provinces and territories, and Parent is not on the list of defaulting reporting issuers in any such province or territory.
(d) There is no material fact or material change in the affairs of Parent (or its predecessor entities) that has not been publicly disclosed that is required to be disclosed in accordance with Canadian Securities Laws, except as resulting from this Agreement or actions expressly required or permitted by this Agreement or which occurred prior to December 31, 2019 and has ceased to be material.
(e)   Parent, and each of its predecessor entities, as applicable, has filed (including, if applicable, publicly filed under its profile on SEDAR), all material documents required to be filed by it pursuant to

Annex D-66

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Canadian Securities Laws and with the TSX (as such requirements have been amended or waived as a result of the Parent’s participation in the TSX Sandbox program) (collectively, the “Parent Disclosure Documents”).
(f)   Each of the Parent Disclosure Documents: (i) complied, when filed, in all material respects with the requirements of applicable Canadian Securities Laws, and (ii) did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any untrue statement of material fact or omit to state a material fact required to be stated therein or required in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
(g)   None of Parent, nor any of its predecessor entities as applicable, has filed any confidential material change report with any securities regulatory authority which remains confidential.
Section 5.08.    Parent Financial Reporting.   The consolidated audited financial statements for the year ended December 31, 2020 of Parent, or its predecessor entities, as applicable, including, in each case, the notes thereto (collectively, the “Parent Financial Statements”), were prepared in accordance with International Financial Reporting Standards, consistently applied, except as otherwise indicated in the Parent Financial Statements, and present fairly, in all material respects, the consolidated financial position, financial performance and cash flows of Parent, or the relevant predecessor entity, for the dates and periods indicated therein.
Section 5.09.   Litigation.   As of the date of this Agreement, (i) there is no Action pending against, or to the Knowledge of Parent, threatened against any of the Parent Parties before any Governmental Authority or arbitrator as of the date of this Agreement that, if determined or resolved adversely in accordance with the plaintiff’s demands, would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, or (ii) seeks to prevent, enjoin or materially delay the consummation by the Parent Parties of the transactions contemplated by, or the performance by the Parent Parties of their respective obligations under, this Agreement and the other Transaction Documents, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. As of the date hereof, none of the Parent Parties is subject to any Order of any Governmental Authority that is or would reasonably be expected to have a Parent Material Adverse Effect.
Section 5.10.   Solvency.   Assuming (a) the satisfaction or waiver of the conditions set forth in Section 10.01 and Section 10.02 (in each case, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), (b) the accuracy of the representations and warranties set forth in Article 4 as of the date hereof and as of and immediately after the Closing, and (c) the estimates, projections or forecasts provided to the Parent Parties by or on behalf of the Company or its Affiliates or Representatives prior to the date hereof have been prepared in good faith on assumptions that were and continue to be reasonable, OpCo and HoldCo will each be Solvent after giving effect to the consummation of the transactions contemplated by this Agreement and the other Transaction Documents.
Section 5.11.   Finders’ Fees.   Other than Citigroup Global Markets Inc., no investment banker, broker, finder or other intermediary is entitled to any fee or commission in connection with the transactions contemplated by this Agreement or the other Transaction Documents by reason of any action taken by any of the Parent Parties prior to the Second Merger Effective Time.
Section 5.12.   Investment Purpose.   HoldCo and OpCo will be acquiring the capital stock of the Company for the purpose of investment and not with a view to, or for resale in connection with, the distribution thereof in violation of applicable federal, state or provincial securities laws.
Section 5.13.   Intended Tax Treatment.   None of Parent, OpCo or any of their respective Subsidiaries has taken or agreed to take any action or has knowledge of any fact or circumstance that, or has failed to take or agreed not to take any action if the failure to take such action, could reasonably be expected to prevent any of the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment. The Domestication will be treated, and will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code.

Annex D-67

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Section 5.14.    Information Supplied.   None of the information supplied or to be supplied by or on behalf of Parent concerning itself or any of its Affiliates specifically for inclusion in the S-4 Registration Statement will, at the time the S-4 Registration Statement is filed with the SEC (including any confidential submission), at each time it is amended, and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Parent Parties with respect to statements made therein based on information supplied by or on behalf of the Company specifically for inclusion in the S-4 Registration Statement. The S-4 Registration Statement will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder.
Section 5.15.   Exclusivity of Representations.   The Parent Parties acknowledge that the representations and warranties made by the Company in Article 4 are the exclusive representations and warranties made by the Company in connection with the transactions contemplated by this Agreement. Each of the Parent Parties hereby disclaims any other representations or warranties, express or implied, oral or written, including regarding any pro forma financial information, financial projections or other forward-looking statements provided by or on behalf of the Company. Notwithstanding the foregoing, nothing contained in this Agreement shall operate as a waiver of claims of Fraud.
ARTICLE 6
Covenants of the Company
Section 6.01.   Conduct of the Acquired Companies.   (a) From the date hereof until the Second Merger Effective Time, except as required by Applicable Law or consented to by Parent in writing, the Company shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the ordinary course and in compliance in all material respects with Applicable Laws, including with respect to the maintenance of insurance and timely payment of its debts, Taxes and other obligations when due, and (ii) use its commercially reasonable efforts to (A) preserve intact its present business organization, (B) maintain in effect all Permits, (C) keep available the services of its directors, officers, employees and other Service Providers, (D) maintain satisfactory relationships with its customers, lenders, suppliers, lessors and others having material business relationships with it, (E) maintain the material properties and assets owned, operated, leased or used by it in the same condition as they were on the date of this Agreement, subject to reasonable wear and tear, (F) perform all of its obligations under all Contracts and (G) maintain all material Company Insurance Policies.
(b)   Without limiting the generality of the foregoing, from the date hereof until the Second Merger Effective Time, except as set forth in the corresponding subsection of Section 6.01(b) of the Company Disclosure Schedule, as required by this Agreement, Applicable Law or consented to by Parent in writing, the Company shall not and shall cause its Subsidiaries not to:
(i)   adopt or propose any change to, or amend or otherwise alter, its Governing Documents (whether by merger, consolidation or otherwise);
(ii)   split, combine or reclassify any shares of Equity Securities of any Acquired Company or declare, set aside or pay any dividend or other distribution (whether in cash, stock or other property or any combination thereof) in respect of any Equity Securities, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any Equity Securities, in each case, other than (A) dividends or distributions of (i) Crypto Proceeds to the extent that the Crypto Proceeds Net Value would exceed $250,000,000 but for such dividend or distribution or (y) cash (other than cash that is, or was required to be, held in a segregated account pursuant to Section 3.19) in excess of the Maximum Cash Amount unless Parent, after the Company’s request therefore at least 10 Business Days prior to the Closing Date, agrees to treat such excess amount as Crypto Proceeds for purposes of this Agreement, in each case, which dividends and distributions are (I) declared and distributed to holders of Company Stock on a pro rata basis in accordance with the Company’s Governing Documents and (II) declared and distributed prior to the Measurement Time (provided that any such dividend or other distribution would not result in any Acquired Company failing to have sufficient Regulatory Capital), (B) repurchases of unvested restricted stock pursuant to the terms of Contracts governing such shares of restricted stock in effect as of the date hereof and which have been made available to Parent

Annex D-68

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
and (C) repurchases of Company Common Stock in accordance with Article VII of the Company’s Bylaws, dated December 22, 2017, and purchases of Company Stock under that certain Fifth Amended and Restated Right of First Refusal and Co-Sale Agreement, dated February 18, 2020;
(iii)   (A) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Equity Securities of any Acquired Company other than (x) the issuance of Company Stock upon the exercise of Company Stock Options outstanding as of the date hereof, in accordance with their terms as of the date hereof and (y) the issuance of Company Class A Common Stock upon conversion of Company Preferred Stock and Company Class F Common Stock in accordance with the Company’s Governing Documents, or (B) amend any term of any Equity Security of any Acquired Company (whether by merger, consolidation or otherwise);
(iv)   incur any capital expenditures or any obligations or Liabilities in respect thereof, except for (A) the expenditures set forth on Section 6.01(b)(iv) of the Company Disclosure Schedule and (B) any other capital expenditures not to exceed $500,000 individually or $2,000,000 in the aggregate, in each case, that are paid in full in Cash prior to the Measurement Time (and will therefore reduce Closing Cash);
(v)   (A) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, properties or businesses, other than materials, supplies and equipment in the ordinary course of business of the Acquired Companies or in an amount not to exceed $5,000,000 in the aggregate or (B) acquire any real property;
(vi)   sell, assign, lease, sublease, license, sublicense or otherwise transfer or dispose of, or abandon or allow to lapse, or create or incur any Lien (other than Permitted Liens) on, any of the Acquired Companies’ assets, securities, properties, interests or businesses (in each case, other than Intellectual Property Rights), other than sales of inventory or sales or abandonment of obsolete equipment or leases, in each case, in the ordinary course of business;
(vii)   except for non-exclusive licenses granted in the ordinary course of business, sell, assign, lease, sublease, license, sublicense or otherwise transfer or dispose of, or abandon or permit to lapse, fail to take any commercially reasonable action necessary to maintain, fail to enforce or fail to protect, or to create or incur any Lien (other than Permitted Liens) on, any material Owned Intellectual Property Right or material Licensed Intellectual Property Right;
(viii)   make any loans, advances or capital contributions to, or investments in, any other Person other than (A) loans made to clients and counterparties (including Company Employees that are clients, so long as such loans to Company Employees that are clients are promptly (and in any event within three Business Days of when they are made) disclosed to the Parent Parties) in the ordinary course of business, (B) contributions to the Company’s direct or indirect wholly owned Subsidiaries in the ordinary course of business and (C) routine expense advances to employees of the Acquired Companies in the ordinary course of business;
(ix)   create, incur, assume, suffer to exist or otherwise become liable with respect to any Indebtedness, other than Indebtedness incurred under the Company’s existing credit agreements or in the ordinary course of business and that, to the extent outstanding as of the Second Merger Effective Time, will constitute Estimated Closing Indebtedness, Closing Indebtedness and Final Closing Indebtedness hereunder;
(x)   (A) enter into (or accept assignment of or acquire any Subsidiary that is bound by), amend or modify, terminate or renew any Material Contract of the type described in Sections 4.09(a)(v), (ix), (x), (xi), (xii), (xiv), (xviii), (xix) or (xxii) or (B) otherwise waive, release or assign any material rights, claims or benefits of the Acquired Companies under any Contract or otherwise except in the ordinary course of business;
(xi)   except as required by Applicable Law or the terms of the Employee Plans disclosed on Section 4.25(a) of the Company Disclosure Schedule as in effect on the date hereof or adopted or amended in compliance with this Agreement following the date hereof, (A) grant or increase any change in control, transaction bonus, retention, severance or termination pay to, or enter into or amend any

Annex D-69

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
change in control, transaction bonus, retention, severance, termination, employment, consulting, bonus, deferred compensation agreement with, any current or former Service Provider or increase benefits payable under any existing severance or termination pay policies or employment or consulting agreements, other than entering into offer letters, employment agreements, employee confidentiality and intellectual property assignment agreements, restrictive covenants agreements or other similar agreements, in the ordinary course of business in connection with hiring of Company Employees permitted under Section 6.01(b)(xi)(E)(x), (B) establish, adopt, enter into, amend, alter the prior interpretation of or terminate any Employee Plan, (C) recognize any union, works council or other similar employee representative body with respect to any Service Provider or negotiate or amend any new or existing Collective Bargaining Agreement, (D) grant any loan to or increase the compensation, bonus or other benefits payable or provided to any current or former Service Provider, other than base salary increases in the ordinary course of business consistent with past practice for employees with annual base compensation of less than $250,000, (E) (x) hire or promote any Company Employee other than on an “at will” basis to fill vacancies arising due to terminations of employment of Company Employees with annual base compensation of less than $250,000, (y) terminate the employment or service of any Key Service Provider or any other Company Employee with annual base compensation in excess of $250,000 (other than for cause) or (z) except if termination of such employee is permitted by this Agreement, take any action that gives any Company Employee the right to voluntarily terminate employment for “good reason” (or term of similar meaning) and receive severance (or similar compensation) in connection with such voluntary termination, or (F)grant any Company Stock Option or any other equity or equity-based awards to, or discretionarily accelerate the vesting or payment of any awards held by, any current or former Service Provider, or (G) enter into Ungranted Option Agreements following the date hereof stating an intent to grant to Ungranted Option Counterparties more than 100,000 Ungranted Options (or provide in such Ungranted Option Agreement for vesting schedule of any Ungranted Options that provide for earlier vesting than equal monthly installments over the four year period from the grant date) in the aggregate;
(xii)   change any of the Acquired Companies’ methods of accounting, except as required by concurrent changes in GAAP, as agreed to by their independent public accountants;
(xiii)   settle or compromise, or offer or propose to settle or compromise, (A) any Action involving or against any of the Acquired Companies (other than immaterial Actions solely for monetary relief and to be paid in full prior to the Measurement Time (as a reduction to Closing Cash)) in an amount not to exceed $1,000,000 in the aggregate or (B) any Action that relates to the transactions contemplated hereby;
(xiv)   offer or grant any discounts, allowances, rebates, credits, preferential terms or similar reductions in price or other trade terms or other accommodations or concessions to any customer, supplier or other counterparty in connection with any dispute or other Action (or threatened or potential dispute or other Action), except any of the foregoing accommodations or concessions that are immaterial or offered or granted in the ordinary course of business;
(xv)   make or change any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, amend any income or other material Tax Returns or file claims for material Tax refunds, enter any closing agreement, settle any material Tax claim, audit or assessment, or surrender any right to claim a material Tax refund, offset or other reduction in Tax Liability, consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment or, if it could reasonably be expected to have the effect of increasing the Tax Liability or reducing any Tax Asset of any of the Acquired Companies, Parent or any Affiliate of Parent, take (or omit to take) any other action in respect of Taxes outside of the ordinary course of business;
(xvi)   change (other than in an insignificant respect) its working capital and/or cash management practices or its policies, practices or procedures with respect to collection of accounts receivable, establishment of reserves for uncollectable amounts, accrual of accounts receivable, prepayment of expenses, payment of accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits (in each case including the timing thereof);

Annex D-70

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
(xvii)   materially increase or widen the risk management standards or parameters of the Acquired Companies’ business activities including increasing client or counterparty credit limits, weakening client or counterparty underwriting and credit standards, increasing average loan duration or other similar changes;
(xviii)   effect any “mass layoff” or “plant closing” (as defined by WARN) in respect of Company Employees or at any “single site of employment” (as defined by WARN) at which Company Employees provide services;
(xix)   relinquish, convert, allow to lapse, or otherwise fail to preserve intact or maintain in effect the existing charter and operating status as of the date of this Agreement of BitGo New York Trust Company LLC as a non-insured limited liability trust company under Section 2(2) of the New York Banking Law; or
(xx)   agree, resolve or voluntarily obligate itself to do any of the foregoing.
Section 6.02.   Access to Information.   From the date hereof until the Second Merger Effective Time, the Company shall, and the Company shall cause its Subsidiaries to, (i) upon reasonable advance notice, give Parent and its Affiliates and their respective directors, officers, employees, counsel, financial advisors, potential financing sources, auditors and other authorized representatives (such Persons, “Representatives”) reasonable access to the offices, properties, books and records of the Acquired Companies, (ii) furnish to Parent and its Affiliates and their respective Representatives such financial, operating and human resources data and other information relating to the Acquired Companies, including on a timely basis following each month end, monthly income statements, balance sheets, cash flow statements and management reports (in each case prepared consistent with past practice), as such Persons may reasonably request and (iii) instruct the Representatives of the Acquired Companies to cooperate with Parent and its Affiliates and their respective Representatives in their investigation of the Acquired Companies. Any request for data or other information, any request for access or cooperation or any investigation pursuant to this Section 6.02 shall be made or conducted in such manner as not to (A) interfere unreasonably with the conduct of the business of the Acquired Companies, (B) result in the loss of any attorney-client privilege of the Acquired Companies or (C) violate any Applicable Law; provided that prior to withholding any access or information pursuant to the foregoing, the Company shall notify Parent in writing of the nature of the information being withheld and take any actions as may reasonably be requested by Parent to implement alternate arrangements (including entering into confidentiality agreements or joint defense agreements and redacting parts of documents or preparing “clean” summaries of information) in order to allow Parent such access or information to the fullest extent reasonably practicable under the circumstances. Notwithstanding anything to the contrary in this Agreement or in the Confidentiality Agreement, the parties hereto hereby acknowledge and agree that Confidential Information may be disclosed by or on behalf of Parent or the Merger Subs to potential financing sources, subject to customary confidentiality terms in accordance with local market practice and, for the purposes of the Confidentiality Agreement, any such prospective members or members shall not be the Parent’s “Representatives” (as such term is defined in the Confidentiality Agreement).
Section 6.03.   Consent Solicitation Statement.
(a)   Within a reasonable time after the execution of this Agreement, (i) the Company (with Parent’s reasonable cooperation) shall prepare a consent solicitation statement with respect to the solicitation of duly executed counterparts to the Written Consent (the “Consent Solicitation Statement”) and (ii) Parent (with the Company’s reasonable cooperation) shall include such Consent Solicitation Statement as a prospectus in the S-4 Registration Statement. The Consent Solicitation Statement shall include the unanimous recommendation of the Company’s board of directors that such Equityholders vote their shares of Company Stock in favor of the adoption of this Agreement, the Second Merger and the transactions contemplated hereby. The Consent Solicitation Statement shall also include a description of the appraisal rights of the holders of Company Stock available under Delaware Law and the CCC, along with such other information as is required thereunder and pursuant to Applicable Law. Parent and its counsel shall be given a reasonable opportunity to review and comment on the Consent Solicitation Statement and any amendment or supplement thereto before such materials are distributed to the holders of Company Stock,

Annex D-71

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
and the Company shall consider in good faith all comments of Parent and its counsel in connection therewith; provided that Parent shall in no way be responsible for any of the content of the Consent Solicitation Statement.
(b)   The Company shall, as soon as practicable after the S-4 Registration Statement shall have become effective, cause the Consent Solicitation Statement to be distributed to all holders of Company Stock and use its commercially reasonable efforts to obtain a duly executed counterpart to the Written Consent from each Equityholder that holds shares of Company Stock as expeditiously as possible after the effectiveness of the S-4 Registration Statement, and the Company shall promptly deliver such executed documents to Parent.
(c)   As promptly as practicable (and in any case within 10 days) after the Company obtains the Required Company Stockholder Approval, the Company shall prepare, with the cooperation of Parent, and mail to each Company Stockholder (other than any Company Stockholder that has theretofore delivered a duly executed counterpart to the Written Consent) the notice contemplated by Section 228(e) of Delaware Law of the taking of a corporate action without a meeting by less than unanimous written consent. Parent and its counsel shall be given a reasonable opportunity to review and comment on such notice and any amendment or supplement thereto before such materials are distributed to the holders of Company Stock, and the Company shall consider in good faith all comments of Parent and its counsel in connection therewith; provided that Parent shall in no way be responsible for any of the content of such notice.
Section 6.04.   Takeover Statutes.   If any “control share acquisition,” “fair price,” “moratorium” or other similar antitakeover law is or may become applicable to this Agreement or the transactions contemplated hereby, the Company, the Parent Parties and their respective board of directors or other governing bodies, as applicable, shall use their respective commercially reasonable efforts to grant such approvals and take such actions as are reasonably necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement to the maximum extent possible and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.
Section 6.05.   Termination of Affiliate Contracts and Accounts.   Except with respect to the Excluded Arrangements, prior to the Measurement Time, the Company shall, and shall cause the other Acquired Companies to, (i) pay, settle or discharge all account balances owed from any Acquired Company to any Equityholder or any of its Related Parties and (ii) terminate (A) all Contracts between or among any Acquired Company, on the one hand, and any Related Party, on the other hand (including the Contracts listed on Section 6.05(ii) of the Company Disclosure Schedule), in each case without any continuing Liability of any of the Acquired Companies thereunder; provided that prior to terminating any such Contract, the Company will notify Parent and Parent, by delivering notice of the same within five Business Days from the date on which such notice is provided to Parent, may elect for such Contract to remain in effect. The Company shall deliver to Parent written evidence reasonably satisfactory to Parent of each such termination prior to the Condition Satisfaction Date. For purposes of this Agreement, “Excluded Arrangements” means (i) subject to Section 6.06, any customary employment, indemnification severance or other similar arrangements with (x) directors and officers of any Acquired Company who are employees of any of the Acquired Companies or (y) employees of any Acquired Company (including, in each case, for avoidance of doubt, any invention or non-disclosure, restrictive covenant or similar agreements), (ii) compensation for services performed by a Related Party of any Equityholder as director, officer or employee of any Acquired Company and amounts reimbursable for routine travel and other business expenses in the ordinary course of business to the extent included as a current liability in the calculation of Closing Working Capital, (iii) the Transaction Documents, (iv) any customer Contracts entered into in the ordinary course of business on arms’ length terms and (v) any other arrangement set forth on Error! Reference source not found. of the Company Disclosure Schedule.
Section 6.06.   Resignations.   At least four Business Days prior to the Condition Satisfaction Date, the Company shall deliver to Parent a true and complete list of the directors, officers, managers and other Persons holding similar titles for each of the Acquired Companies as of such date, and no Person shall be appointed to any such position following such date. At or prior to the Condition Satisfaction Date, unless otherwise directed in writing by Parent, the Company shall deliver to Parent the resignations of each such director, officer, manager or other Person from such positions with the Acquired Companies (other than the directors, officers, managers or other Persons holding similar titles of the Company Trust Subsidiaries)

Annex D-72

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
effective as of the Second Merger Effective Time (unless Parent requests that any such resignation not be delivered) substantially in the form attached as Exhibit G hereto or such other form as may be acceptable to Parent.
Section 6.07.   Payoff Letters; Transaction Expense Payoff Instructions.   (a) No later than three Business Days prior to the Condition Satisfaction Date, the Company shall deliver to Parent payoff letters with respect to any Indebtedness for borrowed money of any Acquired Company, if any, outstanding as of immediately prior to the Second Merger Effective Time, to be provided by the lenders or creditors in respect thereof, dated within a reasonable time prior to the Condition Satisfaction Date, which shall, in each case, (a) set forth the aggregate amount of Indebtedness arising under or owing or payable thereunder and in connection therewith on the Closing Date and (b) acknowledge and agree that, upon payment of such aggregate amounts on the Closing Date, the Acquired Companies shall have paid in full all amounts arising under or owing or payable thereunder and in connection therewith, and all Liens related to such Indebtedness shall be released, each in form and substance reasonably satisfactory to Parent (the “Payoff Letters”). Without limiting the foregoing, the Company shall, and shall cause each other Acquired Company to, use commercially reasonable efforts to cooperate with Parent in order to facilitate the termination and payoff of all of the Indebtedness of the Acquired Companies (and related release of Liens) at the Closing.
(b)   With respect to any Unpaid Transaction Expenses, the Company shall submit to Parent no later than three Business Days prior to the Condition Satisfaction Date reasonably satisfactory documentation setting forth an itemized list of all, and amounts of all, Transaction Expenses of a type described in clause (A)(i) of the definition thereof, including the identity of each payee, dollar amounts owed, wire transfer instructions and any other information necessary to effect the final payment in full thereof, and copies of final invoices, if applicable, containing the invoiced amounts as full and final payment for all services rendered to the Acquired Companies.
Section 6.08.   280G Matters.   To the extent that the execution of this Agreement or the consummation of the transactions contemplated hereby (either alone or together with any other event) would reasonably be expected to entitle any “disqualified individual” to any payments or benefits that, separately or in the aggregate, may constitute “parachute payments” (as each such term is defined in Section 280G of the Code and the applicable rulings and final regulations thereunder (“Section 280G Payments”)), then, prior to the Second Merger Effective Time, the Company or its applicable Affiliate will (i) use commercially reasonable efforts to obtain a waiver from each such disqualified individual of his or her right to receive any payment that could constitute a Section 280G Payment (collectively, the “Waived Payments”) at least one Business Day prior to submitting the Waived Payments for shareholder approval pursuant to the following clause (ii), (ii) submit to the holders of shares of Company Stock entitled to vote for approval, meeting the requirements of Section 280G(b)(5)(B) of the Code and the applicable rulings and final regulations thereunder, and (iii) provide all required disclosure to all Persons entitled to vote under Section 280G(b)(5)(B)(ii) of the Code, such that the deduction of the Waived Payments will not be limited by the application of Section 280G of the Code and the applicable rulings and final regulations thereunder. To the extent any arrangements are entered into at the direction of Parent or between Parent and its Affiliates, on the one hand, and a disqualified individual on the other hand (the “Parent Arrangements”) before the Closing Date, the Company shall include such Parent Arrangements in the equityholder voting materials described herein, provided that Parent provides to the Company, no less than seven Business Days prior to the Condition Satisfaction Date, a written description of the Parent Arrangements and cooperates with the Company in good faith in order to calculate or determine the value (for purposes of Section 280G of the Code) of any payments or benefits granted or contemplated in the Parent Arrangements, that could constitute a “parachute payment” under Section 280G of the Code. At least three Business Days prior to the Condition Satisfaction Date, the Company will deliver to Parent certification that either (x) the shareholder vote was solicited in conformity with Section 280G(b)(5)(B) of the Code and the applicable rulings and final regulations thereunder and the requisite approval of holders of shares of Company Stock entitled to vote was obtained with respect to the Section 280G Payments, or (y) the shareholder approval of the Section 280G Payments was not obtained and that, as a consequence, no Waived Payments will be made. Parent and its counsel shall be given a reasonable opportunity to review and comment on all documents prepared by the Company in connection with this Section 6.08, including the parachute payment calculations prepared by the Company and/or its Representatives and any amendment or supplement thereto at least three Business Days before such materials are provided to the holders of shares of Company Stock, and the Company shall consider in good faith all

Annex D-73

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
comments of Parent and its counsel in connection therewith; provided that (except with respect to any Parent Arrangements which were not disclosed to the Company in accordance with this Section 6.08) Parent shall in no way be responsible for any of the content of such materials or the information contained therein.
Section 6.09.   Exclusivity.   From the date hereof until the Second Merger Effective Time, except for the transactions contemplated by this Agreement, the Company, the Equityholders’ Representative and the Equityholders shall not, and each shall cause their respective Related Parties and Representatives not to, directly or indirectly, solicit, encourage, initiate, enter into any Contract, or encourage or entertain the submission of any proposal or offer from any Person relating to the direct or indirect acquisition of any Equity Securities or any material portion of the assets of any Acquired Company, whether in an acquisition structured as a merger, consolidation, exchange, sale of assets, sale of stock or membership interests, or otherwise (any of the foregoing, an “Acquisition Proposal”), or participate in any discussions or negotiations regarding, furnishing any information with respect to, assisting or participating in, or knowingly facilitating in any other manner any effort or attempt by any Person to do or seek any of the foregoing. The Company shall, and shall cause its Affiliates and Representatives to, immediately (i) cease and cause to be terminated any existing discussions or negotiations with any Person (other than Parent and the Merger Subs) conducted heretofore with respect to any of the matters addressed in this Section 6.09 and (ii) exercise contractual rights (if any) to cause the return or destruction of any confidential information of the Acquired Companies shared with any such Persons in connection therewith. In the event that any Acquired Company receives an Acquisition Proposal from a third party, the Company shall promptly notify Parent of such Acquisition Proposal and the material terms thereof.
Section 6.10.   Release.   Effective as of the Closing, each of the Equityholders, on behalf of itself and its Related Parties (other than the Acquired Companies), and their respective successors and assigns (collectively, the “Releasing Parties”), (a) agrees to terminate, or cause to be terminated, any Contract required to be terminated pursuant to Section 6.05, in each case without further obligation or Liability of Parent, any of the Acquired Companies, the Surviving Company or any of their Affiliates, if applicable and (b) forever waives, releases, remises and discharges Parent (and its direct and indirect equityholders), the Acquired Companies, the Surviving Company, their respective predecessors, successors and Affiliates and, in their capacities as such, the equityholders, directors, officers, employees, consultants, attorneys, agents, assigns and employee benefit plans of the foregoing (collectively, the “Released Parties”) from any Action or Liability that the Releasing Parties may currently have, or may have in the future, (i) relating to his, her or its rights or status as an Equityholder, and in the case of any Equityholder that is also a Service Provider, to any matters arising from his, her or its employment or services to any of the Acquired Companies prior to, on or after the Second Merger Effective Time, (so long as the facts, circumstances, actions, omissions and/or events giving rise to such Action or Liability (x) occurred on or prior to the Second Merger Effective Time or (y) occurred after the Second Merger Effective Time but were substantially similar to, or were a continuation of, facts, circumstances, actions, omissions and/or events that occurred on or prior to the Second Merger Effective Time), (ii) relating to any alleged inaccuracy or miscalculations in, or otherwise relating to the preparation of, the Estimate Statement, the Notice of Disagreement or the Allocation Schedule and the calculations set forth therein, or the allocation of any proceeds hereunder (including by the Equityholders’ Representative), or (iii) relating to the approval or consummation of the transactions contemplated by this Agreement or any other Transaction Document or any other agreement contemplated herein or therein, including any alleged breach of any duty by any officer, manager, director, equityholder or other owner of ownership interests of any Acquired Company or any of their respective Affiliates, except for the Releasing Parties’ (w) express rights pursuant to this Agreement (including rights to indemnification under Section 9.06 and Article 11) or any other Transaction Document to which it is a party, (x) express rights (other than in connection with any breach) under any Affiliate Contract that is not terminated or not required to be terminated in accordance with this Agreement and (y) if such Releasing Party is a Service Provider, rights to earned but unpaid wages or compensation, unpaid vacation and unreimbursed business expenses, but only to the extent such Liability is included in Closing Indebtedness, Transaction Expenses or as a current liability in Closing Working Capital, and (z) any claims that pursuant to Applicable Law cannot be waived or released pursuant to the releases contemplated in this Section 6.10 (collectively, subject to such exceptions, the “Released Claims”). Each of the Equityholders, on behalf of itself and the other Releasing Parties, (i) represents that it has not assigned or transferred or purported to assign or transfer to any Person all or any part of, or any interest in, any Action or Liability of any nature, character or description whatsoever,

Annex D-74

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
which is or which purports to be released or discharged by this Section 6.10 and (ii) acknowledges that the Releasing Parties may hereafter discover facts other than or different from those that they know or believe to be true with respect to the subject matter of the Released Claims, but it hereby expressly agrees that, as of the Closing, it (on behalf of itself and the other Releasing Parties) shall have waived and fully, finally and forever settled and released any known or unknown, suspected or unsuspected, asserted or unasserted, contingent or noncontingent claim with respect to the Released Claims, whether or not concealed or hidden, without regard to the subsequent discovery or existence of such different or additional facts. Each of the Equityholders, on behalf of itself and the other Releasing Parties, hereby acknowledges and agrees that if, after the Closing, such Person or any of its other Releasing Parties should make any claim or demand or commence or threaten to commence any Action against any Released Party with respect to any Released Claim, this Section 6.10 may be raised as a complete bar to any such Action, and the applicable Released Party may recover from such Person or the other Releasing Parties all costs incurred in connection with such Action, including attorneys’ fees. Without limitation of the foregoing, each of the Equityholders, on behalf of itself and its Related Parties, hereby waives the application of any provision of law, including California Civil Code Section 1542, that purports to limit the scope of a general release. Section 1542 of the California Civil Code provides:
“A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.”
ARTICLE 7
Tax Matters
Section 7.01.   Transfer Taxes.   Notwithstanding anything to the contrary in this Agreement, all Transfer Taxes shall be borne 50% by the Equityholders, as Transaction Expenses, on the one hand, and 50% by the Parent Parties, on the other hand. The party required by Applicable Law to file a Tax Return with respect to such Transfer Taxes shall timely prepare, with the other parties’ cooperation, and file such Tax Return. Parent and the Equityholders agree to timely sign and deliver (or to cause to be timely signed and delivered) such certificates or forms as may be necessary or appropriate in connection with such filing. The parties agree to minimize or avoid any Transfer Taxes that might be imposed to the extent permitted by applicable Law.
Section 7.02.   Tax Returns.   Parent shall prepare, or cause to be prepared, and file, or cause to be filed, all Tax Returns required to be filed (taking into account extensions of time to file) by the Acquired Companies after the Closing Date with respect to all Pre-Closing Tax Periods (including, for the avoidance of doubt, Tax Returns relating to all Straddle Periods). Each such Tax Return shall be prepared in a manner consistent with past practice, unless otherwise required by applicable Tax Law. Each such Tax Return that relates to income Taxes, and each other such Tax Return that (i) relates to non-income Taxes and (ii) could give rise to an indemnity claim under Section 11.02(a)(iv), shall be submitted by Parent to the Equityholders’ Representative at least 20 Business Days before the due date (including extensions) of such Tax Return (or, in the case of any such non-income Tax Return that is filed more than annually, as far in advance of such due date as is reasonably practicable but in no event later than 10 Business Days before the due date thereof (including extensions)), and Parent shall consider in good faith such revisions to such Tax Returns as the Equityholders’ Representative requests in writing not later than 10 Business Days before the due date of such Tax Return (or, in the case of any such non-income Tax Return that is filed more than annually, as far in advance of such due date as is reasonably practicable). Notwithstanding anything to the contrary in this Agreement, the Equityholders’ Representative shall have no obligation to prepare or file any Tax Returns.
Section 7.03.   Cooperation on Tax Matters.   Parent and the Equityholders and their respective Affiliates shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and any audit or other proceeding with respect to Taxes of any of the Acquired Companies. Such cooperation shall include the retention and (upon the other party’s reasonable request) the provision of records and information which are reasonably relevant to any such audit or other proceeding and within such party’s possession or obtainable without material cost or expense, and making employees or other representatives available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, the provision of powers of attorney or similar authorizations as may be necessary to effectuate the intent of Section 7.06.

Annex D-75

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Section 7.04.    Straddle Periods.   For all purposes under this Agreement, in respect of any Straddle Tax Period, the portion of Taxes that are allocable to a Pre-Closing Tax Period will be: (x) in the case of any Taxes other than escheat, gross receipts, sales or use Taxes and Taxes based upon or related to income, the amount of such Tax for the entire Straddle Tax Period multiplied by a fraction the numerator of which is the number of days in the Straddle Tax Period ending on and including the Closing Date and the denominator of which is the number of days in the entire Straddle Tax Period, and (y) in the case of any Tax based upon or related to income and any escheat, gross receipts, sales or use Tax, the amount that would be payable if the relevant Straddle Tax Period ended on and included the Closing Date; provided, that the taxable year of any Acquired Company that is a “controlled foreign corporation” (as defined in the Code) shall be deemed to have closed on the Closing Date, including for purposes of computing any inclusion under sections 951 and 951A of the Code. The amount of any item that is taken into account only once for each taxable period (e.g., the benefit of graduated Tax rates, exemption amounts, etc.) shall be allocated between the two portions of the Straddle Tax Period in proportion to the number of days in each portion. To the maximum extent permitted by applicable Law (including through the potential use of the safe harbor procedures of IRS Revenue Procedure 2011-29 with respect to any success-based fees), any Transaction Deductions shall be treated for purposes of this Agreement and reported on applicable income Tax Returns solely as income Tax deductions of the Acquired Companies for a taxable period (or portion thereof) that ends on or prior to the Closing Date, and shall not be treated or reported as income Tax deductions for a Post-Closing Tax Period (including under Treasury Regulation Section 1.1502-76(b)(1)(ii)(B) or any comparable provision under state or local Applicable Law).
Section 7.05.   Tax Sharing Agreements.   The Company shall use its commercially reasonable efforts to terminate all Tax Sharing Agreements, other than any Tax Sharing Agreement solely between two or more Acquired Companies, as of the Closing Date such that no Acquired Company shall be bound thereby or have any liability thereunder.
Section 7.06.   Tax Proceedings.   Any party that receives written notice of any claim for Taxes or the commencement of any audit, examination, contest, investigation or assessment relating to Taxes (a “Tax Proceeding”) of the Acquired Companies with respect to a Covered Tax shall notify such other party within 10 Business Days of receipt of such notice; provided that the failure to provide such notice shall not relieve the Indemnifying Party from any of its obligations under Article 11 except (and only) to the extent the Indemnifying Party suffers actual prejudice as a result of such failure. Subject to the last sentence of Section 11.04(c), the Equityholders’ Representative shall have the right, at its election, to control the conduct of any Tax Proceeding that relates solely to Covered Taxes; provided that the Equityholders’ Representative shall (A) permit Parent to participate in the resolution of such Tax Proceeding and (B) not settle or otherwise compromise such Tax Proceeding without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. Parent shall have the right to control the conduct of all other Tax Proceedings; provided that in the event that any Tax Proceeding relates to a Straddle Tax Period, Parent shall (1) permit the Equityholders’ Representative to participate in the resolution of such Tax Proceeding and (2) not settle or otherwise compromise such Tax Proceeding without the prior written consent of the Equityholders’ Representative, which consent shall not be unreasonably withheld, conditioned or delayed.
Section 7.07.   Intended Tax Treatment.
(a)   Each of the Equityholders and the parties hereto shall (and shall cause their respective Related Parties to) use its commercially reasonable efforts (i) to cause the transactions contemplated by this Agreement to qualify for the Intended Tax Treatment, and (ii) not to take or cause to be taken any action reasonably likely to cause, or fail to take or agree not to take any action if the failure to take such action would be reasonably likely to cause, any of the transactions contemplated by this Agreement to fail to qualify for the Intended Tax Treatment. The Equityholders and the parties hereto shall, and shall cause their respective Representatives and respective Related Parties to, report and file all Tax Returns in a manner consistent with the Intended Tax Treatment, and shall not take any position during the course of any Tax audit or proceeding inconsistent with the Intended Tax Treatment except as a result of a final “determination” within the meaning of Section 1313 of the Code.
(b)   For the avoidance of doubt, the parties hereto acknowledge and agree that the First Merger is intended to qualify as a “foreign merger” as defined in subsection 87(8.1), and having regard to subsection

Annex D-76

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
87(8.2), of the Income Tax Act (Canada) and that this Agreement, including the provisions of Section 3.02 and Section 3.03 shall be interpreted in a manner consistent with such intention.
Section 7.08.   Tax Refunds.   Any Tax refunds, or credits in lieu thereof, that are received by the Parent, its Affiliates, or any Acquired Company that relate to any Covered Tax for which Parent, any Acquired Company or their Affiliates would be indemnified by the Equityholders under Article 11 shall be for the account of the Equityholders, and Parent shall promptly pay over to the Exchange Agent for further distribution to the Equityholders, any such refund, less any Taxes incurred on receipt of any such refund (or credit in lieu thereof), and less any reasonable costs and expenses incurred by Parent in obtaining any such refund (or credit in lieu thereof); provided, however, that the Equityholders shall not be entitled to any refunds (i) taken into account in calculating Final Working Capital and (ii) resulting from the use of Parent’s or any of its Affiliates’ Tax assets attributable to a Post-Closing Tax Period. To the extent any Tax refund or credit that has given rise to a payment by Parent to the Equityholders under this Section 7.08 is subsequently disallowed or otherwise required to be repaid to a Taxing Authority, the Equityholders, severally and not jointly, based on the amount paid to such Equityholder under this Section 7.08 in respect of such Tax refund or credit in relation to the total amount paid to all Equityholders under this Section 7.08 in respect of such Tax refund or credit, shall promptly thereafter repay such amount to Parent, any of its Affiliates or any Acquired Company (as directed by Parent), together with any interest, penalties or other amounts imposed by the relevant Taxing Authority with respect to such amount.
Section 7.09.   Tax Covenants.
(a)   None of Parent, the Acquired Companies, or any of their Affiliates shall, without the prior written consent of the Equityholders’ Representative (such consent not to be unreasonably withheld, conditioned or delayed), (A) amend any Tax Return of the Acquired Companies relating to a Pre-Closing Tax Period (including, for the avoidance of doubt, any Straddle Period), (B) make any election under Section 336(e) or Section 338 of the Code (or any comparable provisions of state, local, or foreign income Tax Law) or any successor provision with respect to the Acquired Companies, (C) make any other Tax election or take any other action with respect to the Acquired Companies for a Pre-Closing Tax Period (including, for the avoidance of doubt, any Straddle Period) that has the effect of increasing the amount of Taxes of the Acquired Companies attributable to a taxable period (or portion thereof) ending on or prior to the Closing Date, or (D) make a voluntary disclosure to any Governmental Authority with respect to any Tax or Tax Returns of the Acquired Companies for any taxable period (or portion thereof) ending on or prior to the Closing Date.
(b)   Upon the receipt of written request from Parent, the Company shall use commercially reasonable efforts to cause each of its U.S. Subsidiaries of the Company identified in such request to be treated as a disregarded entity for U.S. federal income tax purposes prior to the Closing Date (except to the extent that causing BitGo Trust Company, Inc. to be treated as a disregarded entity for U.S. federal income tax purposes would adversely affect the regulatory status of BitGo Trust Company, Inc.). Following the Closing, notwithstanding anything to the contrary in clause (C) of Section 7.09(a), Parent may at its election, cause any non-U.S. subsidiary of the Company to elect to be treated as a disregarded entity for U.S. federal income tax purposes effective on the day immediately preceding the Closing Date.
(c)   Between the date hereof and Closing, the Company shall, and shall cause the other Acquired Companies to, use commercially reasonable efforts to take such actions set forth on Section 7.09(c) of the Parent Disclosure Schedule that Parent requests in writing from time to time.
(d) Notwithstanding anything to the contrary in the Agreement, if a request made by Parent pursuant to Section 7.09(c) results in any increase in the fees, expenses or premiums incurred to obtain the Specified Policy, Parent shall bear such fees, expenses or premiums to the extent of such increase.
(e)   If the Company believes in good faith that any request made by Parent pursuant to Section 7.09(c) and not otherwise required to be taken by any of the Transaction Documents would, if taken by the Company, reasonably be expected to result in the Specified Policy not being obtained prior to Closing, and Parent nonetheless requests that the Company take such action, then Parent will not rely on the failure of the condition to Closing set forth in Section 10.02(l) to be satisfied if such failure was caused by the Company’s taking of such action.

Annex D-77

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
ARTICLE 8
Employee Matters
Section 8.01.   Employee Matters.    (a) For a period of one year following the Closing Date (or such shorter period of employment, as the case may be), Parent shall provide (or cause to be provided) to each Acquired Company Employee who is employed by the Acquired Companies as of the Second Merger Effective Time (each, a “Covered Employee”): (i) a base salary or wage rate and an annual bonus opportunity, in each case, that is no less than such Covered Employee’s base salary or wage rate and annual bonus opportunity in effect as of immediately prior to the Second Merger Effective Time and (ii) employee benefits (excluding any change in control, retention or transaction-based bonus opportunities, equity, equity-based or other long-term incentive compensation, defined benefit pension benefits, retiree health or welfare benefits or severance pay or benefits) that are substantially comparable in the aggregate to those provided by Parent and its Affiliates to similarly situated employees of Parent and its Affiliates from time to time; provided that, until such time as Parent shall cause such Covered Employee to participate in a welfare benefit plan of Parent or any of its Subsidiaries after the Second Merger Effective Time (each, a “Parent Welfare Plan”), such Covered Employee’s continued participation in the Employee Plans shall be deemed to satisfy clause (ii) of this Section 8.01 (it being understood that participation in Parent Welfare Plans may commence at different times with respect to each Parent Welfare Plan). Prior to the Condition Satisfaction Date, the Company shall take all actions necessary to terminate, or cause to be terminated, effective no later than the Business Day immediately preceding the Closing Date, the Employee Plans listed on Section 8.01 of the Company Disclosure Schedule and any other Employee Plan that Parent requests the Company to terminate not less than 10 Business Days prior to the Condition Satisfaction Date.
(b)   With respect to any employee benefit plan of Parent or any of its Subsidiaries in which any Covered Employee becomes a participant following the Second Merger Effective Time, such Covered Employee shall receive full credit for such employee’s service with the Acquired Companies to the same extent that such service was recognized under an analogous Employee Plan in which such Covered Employee participated as of immediately prior to the Second Merger Effective Time for vesting and eligibility purposes (but not for benefit accrual purposes); provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits.
(c)   Parent shall, or shall cause its Subsidiaries to, use its commercially reasonable efforts to (i) provide coverage for the Covered Employees and their eligible dependents under a Parent Welfare Plan that provides medical, dental and health benefits without interruption of coverage, (ii) waive all limitations as to preexisting conditions exclusions and all waiting periods with respect to participation and coverage requirements applicable to such Covered Employee under any Parent Welfare Plan in which such Covered Employee is eligible to participate and to the same extent as such conditions and waiting periods have been waived under an analogous Employee Plan in which such Covered Employee participated as of immediately prior to the Second Merger Effective Time and (iii) credit such Covered Employee for any co-payments, deductibles and other out-of-pocket expenses paid prior to the Second Merger Effective Time under the terms of an analogous Employee Plan in which such Covered Employee participated as of immediately prior to the Second Merger Effective Time to satisfy, to the same extent credited under such analogous Employee Plan, any applicable deductible, co-payment or out-of-pocket requirements for the plan year in which the Second Merger Effective Time occurs under such Parent Welfare Plan, in each case, subject to the applicable information being provided to Parent in a form that Parent reasonably determines is administratively feasible to take into account under the applicable Parent Welfare Plan.
(d)   Prior to the Condition Satisfaction Date, to the extent requested by Parent at least three Business Days prior to the Second Merger Effective Time, the Company shall take all actions necessary to terminate, or cause to be terminated, all 401(k) plans of the Acquired Companies (the “Acquired Companies 401(k) Plans”), effective no later than immediately preceding, and subject to the occurrence of, the Second Merger Effective Time. All resolutions, notices, participant communications or other documents issued, adopted or executed in connection with the termination of such 401(k) plans shall be subject to Parent’s prior review and approval, such approval not to be unreasonably withheld or delayed. Effective as soon as reasonably practicable after the Second Merger Effective Time, Parent shall provide (or cause to be provided) each Covered Employee with the ability to enroll in a tax-qualified defined contribution plan with a cash or deferred arrangement (the “Parent 401(k) Plan”). As soon as practicable following the Second Merger

Annex D-78

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Effective Time, Parent shall use commercially reasonable efforts to permit any Covered Employees that are entitled to receive an “eligible rollover distribution” (as defined in Code Section 402(c)(4)) from an Acquired Companies 401(k) Plan to roll over such eligible rollover distribution as part of any lump sum distribution (including any outstanding participant loan balances) into an account under the Parent 401(k) Plan, subject to and in accordance with the provisions of such plan and Applicable Law. The parties shall cooperate in good faith to take commercially reasonable actions needed to permit each Covered Employee with an outstanding loan balance under the Acquired Companies 401(k) Plan to continue to make scheduled loan payments to the Acquired Companies 401(k) Plan after the Closing, pending the distribution and in-kind rollover of the promissory notes evidencing such loans from the Acquired Companies 401(k) Plan to the Parent 401(k) Plan, as provided in the preceding sentence, such as to prevent, to the extent reasonably possible, a deemed distribution or loan offset with respect to such outstanding loans.
(e)   Without limiting the generality of Section 14.09, nothing in this Section 8.01 shall (i) be treated as an amendment of, or undertaking to modify or amend, any Employee Plan, (ii) prohibit HoldCo or any of its Subsidiaries (including, following the Second Merger Effective Time, the Surviving Company and its Subsidiaries) from amending, modifying or terminating any Employee Plan, (iii) require HoldCo or any of its Subsidiaries (including, following the Second Merger Effective Time, the Surviving Company and its Subsidiaries) to continue the employment or service of any Service Provider for any period of time or, subject to any applicable arrangement covering such Service Provider, to provide such Service Provider with any payments or benefits upon any termination of such Service Provider’s employment or service or (iv) confer any rights or benefits on any Person other than the parties to this Agreement.
ARTICLE 9
Additional Covenants
Section 9.01.   Efforts; Further Assurances.   (a) Subject to the terms and conditions of this Agreement, each of Parent, the Merger Subs and the Acquired Companies will use commercially reasonable efforts to take, or cause to be taken (including, in the case of the Company, by causing the other Acquired Companies to take), all actions and to do, or cause to be done, all things necessary or desirable under Applicable Laws to consummate the transactions contemplated by this Agreement, including using commercially reasonable efforts to (i) determine whether any action by or in respect of, or filing with, any Governmental Authority is required in connection with the consummation of the transactions contemplated by this Agreement, (ii) supply as promptly as practicable any additional information and documentary material that may be requested pursuant to any Applicable Law in connection with the transaction contemplated by this Agreement, (iii) prepare and file as promptly as practicable with any Governmental Authority all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, or take any other required action (including (A) with respect to the Acquired Companies, making all filings with the relevant Governmental Authorities of change in control applications in connection with the acquisition of Company Trust Subsidiaries no later than Applicable Law with respect to the Acquired Companies requires and (B) with respect to each of the parties hereto, preparing and making all filings and notifications required of them under applicable Money Transmitter Laws and Virtual Currency Business Laws in connection with the transactions contemplated hereby) and (iv) obtain and maintain all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement; provided that the parties hereto understand and agree that neither Parent, nor any Acquired Company, nor any of their Affiliates shall be obligated to (and, without Parent’s prior written consent, no Acquired Company shall agree to do any of the following specifically in pursuit of or in satisfaction of a condition for any approval from a Governmental Authority), and “commercially reasonable efforts” will in no event require, or be construed to require, Parent, any Acquired Company or any of their Affiliates to (A) enter into any settlement, undertaking, consent decree, stipulation or Contract with any Governmental Authority, (B) litigate, defend, challenge or take any action with respect to any Action by any Person, including any Governmental Authority (including taking any steps or actions to defend against, vacate, modify or suspend any injunction or Order, including any injunction related to a private cause of action that would prevent consummation of the transactions contemplated by this Agreement or any other Transaction Document), (C) agree, propose, negotiate, offer or commit to divest, license, lease, dispose of, transfer, encumber or otherwise hold separate (including by establishing a trust or otherwise), or take any other action with respect to, any of its, any Acquired Company’s or any of their

Annex D-79

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
respective Affiliates’ businesses, operations, product or service lines, assets or properties, (D) terminate or modify existing relationships, contractual rights or obligations of the affected party or any of its respective Affiliates, (E) take or commit to take actions that after the Condition Satisfaction Date would limit the affected party’s or any of its Affiliates’ freedom of action with respect to, or its ability to retain or exercise rights of ownership or control with respect to, one or more of any of their businesses, operations, product or service lines, assets or properties, or (F) agree to do any of the foregoing, in each case, in connection with the transactions contemplated hereby and by the other Transaction Documents, in each case, to the extent that taking any of the actions described in the preceding clauses (A) through (F) would reasonably be expected to be adverse, in any material respect, to Parent and its Affiliates or the Acquired Companies (any of the actions described in this proviso, a “Burdensome Condition”). Notwithstanding the foregoing, at the written request of Parent, the Company shall, and shall cause the other Acquired Companies to, agree to take any of the actions described in the previous sentence to the extent such action is conditioned upon the occurrence of the Closing. With respect to the foregoing, each of the Parent Parties and the Company agree to execute and deliver, or cause to be executed and delivered (including, in the case of the Company, by causing the other Acquired Companies to execute and deliver), such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement and the other Transaction Documents. Each of the Parent Parties and the Company shall promptly notify the other parties hereto of any written notice from any Governmental Authority in connection with the transactions contemplated by this Agreement or the other Transaction Documents. For the avoidance of doubt, (x) neither the Company nor any of the Parent Parties are making any representation or warranty as to the receipt or the likelihood of receiving any approval, consent, registration, permit, authorization or any other confirmation from any Governmental Authority in connection with the transactions contemplated by this Agreement or the other Transaction Agreements, and (y) that clauses (A) and (F) above do not limit the ability of Parent, any Acquired Company or any of their Affiliates, as applicable, to enter into capital and liquidity support agreements that the OCC may require in connection with the ability of BitGo Trust Company, Inc. to obtain an OCC Trust Charter and conduct business as a national trust bank.
(b)   In furtherance and not in limitation of Section 9.01(a), as promptly after the date hereof as reasonably practicable, but no later than 10 Business Days after the date of this Agreement, each of Parent and the Company shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby (and shall, if available, request early termination of the waiting period associated therewith) and any other filings required pursuant to any other applicable antitrust laws. To the extent permitted under Applicable Law, each of Parent and the Company shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act or any other applicable antitrust laws and shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Authority in connection with such filings or submissions. Parent, after prior, good faith consultation with the Company and after considering, in good faith, the Company’s views and comments, shall have the right to control and direct all interactions (including all correspondences, meetings, proposals and negotiations) with Governmental Authorities in connection with all notices, filings, approvals or clearances sought in connection with the transactions contemplated by the Transaction Documents, including under the HSR Act and any other applicable antitrust laws; provided that, if permitted by Applicable Law, Parent shall afford the Company a reasonable opportunity to participate in any such interactions.
(c)   In furtherance and not in limitation of Section 9.01(a), as soon as reasonably practicable following the date hereof, Parent shall prepare and submit a change in control application for each Company Trust Subsidiary consistent with Applicable Law related to the change of ownership and control of each Company Trust Subsidiary. To the extent permitted under Applicable Law, Company shall, and shall cause any Acquired Company to, furnish to Parent such necessary information and reasonable assistance as Parent may request in connection with its preparation of any filing or submission that is necessary related to such change in control for each Company Trust Subsidiary and Parent and Company shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Authority in connection with such filings or submissions. Parent shall have the right to control and direct all interaction (including all correspondences, meetings, proposals and negotiations) with Governmental Authorities in connection with all notices, filings, approvals or clearances sought in

Annex D-80

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
connection with such change in control for each Company Trust Subsidiary; provided that, if permitted by Applicable Law, Parent shall afford the Company the right to participate in such interactions and to review all such filings and submissions a reasonable amount of time prior to the submission thereof.
(d) In furtherance and not in limitation of Section 9.01(a), as soon as reasonably practicable following the date hereof, the Company shall cause the Company Broker-Dealer Subsidiary to prepare and submit a FINRA Application consistent with the requirements of FINRA Rule 1017 seeking approval of the change of ownership and control of the Company Broker-Dealer Subsidiary in connection with the transactions contemplated by this Agreement. The Form of the FINRA Application shall be subject to the approval of Parent, which approval shall not unreasonably be withheld, conditioned or delayed. Parent shall (and shall cause its Affiliates to) timely provide to the Company all information required to complete the FINRA Application and respond to any further FINRA requests in connection therewith. Parent acknowledges and agrees that, notwithstanding anything in this Agreement to the contrary, the Company and the Company Broker-Dealer Subsidiary shall not be obligated to take any action that could reasonably be expected to give rise to any requirement for a FINRA Application pursuant to FINRA Rule 1017(a)(5) for approval of any material change in business operations of the Company Broker-Dealer Subsidiary in connection with the transactions contemplated hereby prior to the Closing.
(e)   In furtherance and not in limitation of Section 9.01(a), as soon as reasonably practicable following the date hereof, to the extent that the Parent Broker-Dealer Subsidiary will undergo a change of ownership for purposes of FINRA Rule 1017 as a result of the transactions contemplated by this Agreement, Parent shall cause the Parent Broker-Dealer Subsidiary to prepare and submit a materiality consultation request with FINRA membership application program staff seeking approval of such change of ownership, or a FINRA Application if required by FINRA.
Section 9.02.   Public Announcements; Confidentiality.   (a) (i) The parties agree to consult with each other (and the Company agrees to cause the Equityholders and their Related Parties and the other Acquired Companies to consult with the Company and Parent) before issuing or making any press release, having any communication with the press (whether or not for attribution) or making any other public statement with respect to this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby and (ii) the Company, the Equityholders’ Representative and each Equityholder shall not, and each shall cause its Related Parties not to, issue any such press release, have any such communication with the press or make any such other public statement without the prior consent of Parent; provided that (A) the restrictions set forth in this Section 9.02 shall not apply to any release or public statement required by Applicable Law or any applicable listing authority (in which case the parties shall use commercially reasonable efforts to (x) consult with each other prior to making any such disclosure to the extent permitted by Applicable Law and reasonably practicable under the circumstances and (y) cooperate (at the Company’s or Parent’s expense, as applicable) in connection with such other party’s efforts to obtain a protective order) or, with respect to Parent, in connection with other ordinary course bona fide public reporting and disclosure obligations and (B) a party may make oral or written public announcements, releases or statements without complying with the foregoing requirements if the substance of such announcements, releases or statements was previously publicly disclosed or agreed upon in accordance with the foregoing requirements.
(b)   The terms of the Confidentiality Agreement shall continue in full force and effect up to the Second Merger Effective Time in accordance with its terms (and any information shared under Section 6.02 shall be subject to the Confidentiality Agreement) and such terms are incorporated by reference herein, mutatis mutandis. Except as required by Applicable Law or any listing agreement with any national securities exchange, each party hereto shall maintain the confidentiality of the terms of this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby. Notwithstanding the foregoing, each of the Parent Parties understands, acknowledges and agrees that (i) the Confidential Provisions constitute commercially sensitive information relating to the Acquired Companies, (ii) the success of the Acquired Companies depends on the continued preservation of the confidentiality of the Confidential Provisions, (iii) preservation of the confidentiality of the Confidential Provisions is an essential premise of the transactions contemplated by this Agreement, and (iv) the Confidential Provisions may only be disclosed as and to the extent required by Applicable Law, so long as the applicable disclosing party (x) provides prior written notice thereof to the Equityholders’ Representative and (y) uses commercially reasonable efforts to

Annex D-81

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
seek a protective order causing such information to be kept confidential. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement and this Section 9.02(b) shall continue in full force and effect.
(c)   The Equityholders’ Representative acknowledges, on behalf of itself, its Affiliates and the Equityholders and their Related Parties, that the success of the Acquired Companies after the Second Merger Effective Time depends upon the continued preservation of the confidentiality of non-public information regarding the business, operations and affairs of the Acquired Companies (including trade secrets, and which may include the following categories of information and materials: methods, procedures, computer programs and architecture, databases, customer information, lists and identities, employee lists and identities, pricing information, research, methodologies, contractual forms, and other information, whether tangible or intangible, which is not publicly available generally) (collectively, the “Confidential Information”) accessed or possessed by the Equityholders’ Representative, the Equityholders and their respective Related Parties and that the preservation of the confidentiality of such information by the Acquired Companies (before the Second Merger Effective Time), the Equityholders, the Equityholders’ Representative and their respective Affiliates is an essential premise of the transactions contemplated by this Agreement. The Equityholders’ Representative, the Equityholders and their respective Related Parties shall hold, and shall cause their respective Representatives and respective Related Parties to hold, in confidence and not disclose to any other Person or use (other than (i) to the Advisory Group, in its capacity as such, and (ii) for the purposes of enforcing the rights of the Equityholders’ Representative or the Equityholders under this Agreement and the agreements ancillary hereto), any Confidential Information. Notwithstanding the foregoing, any such Person may disclose Confidential Information as and to the extent required by Applicable Law, so long as the disclosing party (x) provides prior written notice thereof to the party whose information will be disclosed and (y) uses commercially reasonable efforts to seek a protective order causing such information so disclosed to be kept confidential. The Equityholders’ Representative, the Equityholders and their respective Related Parties shall not make any negative or disparaging statements or communications regarding the Acquired Companies or any of their respective Affiliates to any customer, vendor or other business relationship of any Acquired Company.
Section 9.03.   Third-Party Notices and Consents.   Promptly following the date hereof, the Company shall and shall cause the other Acquired Companies to cooperate with Parent in determining whether any actions are required to be taken or any consents, approvals or waivers are required to be obtained from third parties (including under any Contracts) in connection with the consummation of the transactions contemplated by this Agreement. Upon Parent’s request, the Company shall, and shall cause the other Acquired Companies to, use commercially reasonable efforts (including by cooperating with Parent and its Affiliates and Representatives) in connection with the giving of notices of the transactions contemplated by this Agreement to any third parties, including pursuant to any Contracts to which any of the Acquired Companies is a party. Prior to the Second Merger Effective Time, the Company shall use its commercially reasonable efforts (and the Company shall cause the other Acquired Companies to use their respective commercially reasonable efforts) to obtain any third-party consents, waivers or novations (including under any Contracts); provided that in connection with obtaining any such third-party consent, waiver or novation (other than any third-party consent, waiver or novation contemplated by Section 9.01), none of the Parent Parties or any Acquired Company will be required to (and, without the written consent of Parent, no Acquired Company shall) make or agree to make more than a de minimis payment (the amount of which shall constitute a Transaction Expense), grant any accommodations or accept any amendment, conditions or obligations, including amendments to existing conditions and obligations.
Section 9.04.   Notices of Certain Events.   Each party hereto shall promptly notify the other party in writing of the occurrence of any matter or event that would or would reasonably be expected to cause any of the conditions set forth in Section 10.01 not to be satisfied. The Company shall promptly notify Parent in writing of the occurrence of any matter or event that would or would reasonably be expected to cause any of the conditions set forth in Section 10.02 not to be satisfied. Each of the Parent Parties shall promptly notify the Company in writing of the occurrence of any matter or event that would or would reasonably be expected to cause any of the conditions set forth in Section 10.03 not to be satisfied. The Company or the Parent Parties, as applicable, shall promptly notify the other of (i) any notice or other communication from any Person asserting that such Person’s consent is or may be required, or that such Person is entitled to compensation or consideration from any of the Parent Parties, any Acquired Company or any of their

Annex D-82

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
respective Affiliates, in connection with the transactions contemplated by this Agreement or the other Transaction Documents, (ii) any notice, letter or other communication received from a Governmental Authority, (iii) any representation or warranty of the Company or the Parent Parties made in this Agreement or any other Transaction Document becoming untrue or inaccurate in any material respect, (iv) the failure of any Acquired Company or any of the Parent Parties to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by such party under this Agreement or any other Transaction Document and (v) any other event which constitutes a Material Adverse Effect with respect to either the Company or the Parent Parties. The delivery of any notice pursuant to this Section 9.04 shall in no way limit or otherwise affect the remedies available hereunder to the party receiving such notice; provided that the delay or failure of a party to deliver any such notice shall not, in and of itself, be deemed to result in a failure to be satisfied of any condition to Closing set forth in Section 10.01, Section 10.02 or Section 10.03.
Section 9.05.   Books and Records.   Upon reasonable advance written notice, Parent shall, and shall cause its Affiliates to, give the Equityholders’ Representative reasonable access, during normal business hours and without undue interruption of Parent’s or such Affiliate’s business, to all books and records of the Acquired Companies in the possession of Parent or its Affiliates for periods prior to the Second Merger Effective Time at reasonable times, and the Equityholders’ Representative shall have the right, at its own expense, to make copies of any such books and records, but, in each case, solely to the extent (w) reasonably required by an Equityholder in connection with any Tax audit or other action by a Governmental Authority with respect to such Equityholder’s ownership of Company Equity Interests prior to the Second Merger Effective Time, (x) reasonably requested by the Equityholders’ Representative in connection with its review of the Post-Closing Statement, (y) necessary to comply with Applicable Law or (z) related to the defense of a Third-Party Claim (other than Parent or its Affiliates). Notwithstanding anything herein to the contrary, no such access, disclosure or copying shall be permitted (i) for a purpose related to a dispute or potential dispute with Parent, the Surviving Company or any of their respective Affiliates (other than in connection with the Post-Closing Statement, if applicable), (ii) result in the loss of any attorney-client privilege of the Acquired Companies or (iii) violate any Applicable Law; provided that prior to withholding any access, disclosure or copying pursuant to the foregoing clauses (ii) and (iii), Parent shall notify the Equityholders’ Representative in writing of the nature of the information being reasonably withheld and take any actions as may reasonably be requested by the Equityholders’ Representative to implement alternate arrangements (including entering into confidentiality agreements or joint defense agreements and redacting parts of documents or preparing “clean” summaries of information) in order to allow the Equityholders’ Representative such access or information to the fullest extent reasonably practicable under the circumstances.
Section 9.06.   Indemnification; D&O Insurance.
(a)   For a period of six years from and after the Second Merger Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) indemnify and hold harmless, to the fullest extent permitted under Applicable Law and the Acquired Companies’ respective Governing Documents in effect as of the date of this Agreement, each present and former (determined as of the Second Merger Effective Time) officer, director or employee of the Acquired Companies, in each case, when acting in such capacity (each, a “D&O Indemnified Party”), against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any Action, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the Second Merger Effective Time and related to such D&O Indemnified Party having served as an officer, director or employee of the Acquired Companies, whether asserted or claimed prior to, at or after the Second Merger Effective Time, including in connection with (i) the transactions contemplated by this Agreement, and (ii) actions to enforce this provision or any other indemnification or advancement right of any D&O Indemnified Party. The Surviving Company shall (and Parent shall cause the Surviving Company to) also advance reasonable documented out-of-pocket expenses in connection with any such Action described in the foregoing sentence as incurred to the fullest extent permitted to do so under applicable Law and the Acquired Companies’ Governing Documents in effect as of the date of this Agreement; provided that any Person to whom expenses are advanced shall, at the time of and as a condition to such advancement, provide a written undertaking to promptly repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification in connection with such Action.

Annex D-83

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
(b)   On or prior to the Condition Satisfaction Date, the Company shall purchase a prepaid directors’ and officers’ liability insurance policy or policies (i.e., “tail coverage”) (the “D&O Tail”), which policy or policies shall cover those persons who are currently covered by any Acquired Company’s directors’ and officers’ liability insurance policy or policies on terms with respect to coverage and amount that are no less favorable than those of such policy or policies for an aggregate period of not less than six years from the Closing Date (the “Tail Period”) with respect to claims arising from acts or omissions that occurred at or before the Second Merger Effective Time, including with respect to the transactions contemplated by this Agreement.
(c)   During the Tail Period, Parent shall (i) cause the Acquired Companies’ respective Governing Documents to contain provisions with respect to indemnification and exculpation from liability no less favorable to the D&O Indemnified Parties than those set forth in the Acquired Companies’ respective Governing Documents on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified after the Effective Time in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party except as may be expressly required by Applicable Law, and (ii) cause the Surviving Company, the Acquired Companies and any of their successors or assigns to honor all rights to indemnification and exculpation from liabilities pursuant to any indemnification agreements between the D&O Indemnified Parties and Acquired Companies as in effect on the date of this Agreement.
(d)   If Parent, the Surviving Company or any of its successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, in each case, during the Tail Period, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume all of the obligations set forth in this Section 9.06.
(e)   The rights of the D&O Indemnified Parties under this Section 9.06 are in addition to any rights such D&O Indemnified Parties may have under the Governing Documents of the Acquired Companies, or under any applicable Contracts or Laws, and nothing in this Agreement is intended to, shall be construed or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy or Contract that is or has been in existence with respect to the Acquired Companies for any of their respective directors, officers or other employees (it being understood that the indemnification provided for in this Section 9.06 is not prior to or in substitution of any such claims under such policies).
(f)   The terms and provisions of this Section 9.06 are intended to be enforceable by any of the D&O Indemnified Parties and their respective heirs and Representatives, each of whom is an intended third-party beneficiary of this Section 9.06.
Section 9.07.   Registration Statements.
(a)   Subject to Parent’s receipt of the Company 2020 Audited Financial Statements from the Company (to the extent required to be included in the applicable registration statement under the Securities Act and the rules and regulations promulgated thereunder, in Parent’s reasonable judgment after consultation with the Company and their respective legal advisors) and of Parent’s consolidated financial statements for the year ended December 31, 2020 audited in accordance with GAAP, as promptly as reasonably practicable after the date of this Agreement, Parent shall prepare and file (which could include one or more confidential submissions thereof) with the SEC, the S-4 Registration Statement and, in its sole discretion, the S-1 Registration Statement. The Company shall use commercially reasonable efforts to cooperate, and cause its Subsidiaries and Representatives to reasonably cooperate, with Parent and its Representatives in the preparation of the S-4 Registration Statement and the S-1 Registration Statement. Parent shall use its commercially reasonable efforts to cause its Subsidiaries, Affiliates, directors, officers or the Equityholders to comply with the rules and regulations promulgated by the SEC, to have the S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after the filing thereof, to cause the Parent Circular and prospectus included in the S-4 Registration Statement to be mailed to the shareholders of Parent and the Consent Solicitation Statement and prospectus included in the S-4 Registration Statement to be mailed to stockholders of the Company in each case, to the extent required and as promptly as reasonably practicable after the date of effectiveness within the time frames required by the SEC. and to keep the S-4 Registration Statement effective as long as is necessary to consummate the Domestication and

Annex D-84

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
the Mergers. The Company and its counsel shall be given a reasonable opportunity to review and comment on the S-4 Registration Statement, the S-1 Registration Statement (if applicable), and any amendment or supplement thereto, and on any responses to comments from the SEC to any of such materials, before such materials or responses are filed (or confidentially submitted) with the SEC, and Parent shall consider in good faith all comments of the Company and its counsel in connection therewith.
(b)   The Company shall use commercially reasonable efforts to promptly furnish to Parent and its Representatives all information concerning itself, its Subsidiaries, Affiliates, directors, officers and the Equityholders and such other matters, in each case, as is customarily included in registration statements on Form S-4 or Form S-1, as applicable, and serving a similar purpose, may be reasonably required under the Securities Act and the rules and regulations promulgated thereunder or the rules and regulations of any stock exchange in connection with and for inclusion in the S-4 Registration Statement or the S-1 Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent or its Subsidiaries, as applicable, with the SEC or any stock exchange in connection with the transactions contemplated hereby (including any amendment or supplement to the S-4 Registration Statement or the S-1 Registration Statement). HoldCo will advise the Company, promptly (but no later than one Business Day) after HoldCo receives notice thereof, of the time when the S-4 Registration Statement has become effective, of the issuance of any stop order or the suspension of the qualification of the HoldCo Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any written comments or other written correspondence from the SEC in respect of the S-4 Registration Statement.
(c)   Without limiting the generality of Section 9.07(b), the Company shall as promptly as practicable furnish to Parent for inclusion, to the extent required under the Securities Act and the rules and regulations promulgated thereunder (in Parent’s reasonable judgment after consultation with the Company and their respective legal advisors), in the S-4 Registration Statement and the S-1 Registration Statement, (i) the Company 2020 Audited Financial Statements and prior to filing the S-4 Registration Statement or S-1 Registration Statement, as applicable, consents from the independent registered accounting firm to use such financial statements and reports and to be named as “experts” in such registration statements, (ii) no later than 30 days following the end of each quarterly period, unaudited consolidated financial statements of the Company and its Subsidiaries for each fiscal quarter ended subsequent to December 31, 2020, with a comparison against the corresponding period in the prior fiscal year, in each case reviewed by the Company’s auditors as provided in the procedures specified by the PCAOB in AU 722, to the extent financial statements of Parent for such fiscal quarter are required to be included in the S-4 Registration Statement or the S-1 Registration Statement in order for any such registration statement to be reviewed or declared effective by the SEC (the “Required Unaudited Financial Statements” and, together with the Company 2020 Audited Financial Statements, the “Required Financial Statements”), and (iii) such other financial statements for other periods as contemplated by the rules of the SEC. Notwithstanding the foregoing, it is hereby understood and agreed that the Company shall provide Parent with the Company 2020 Audited Financial Statements in order for any determination to be made by Parent, in consultation with the Company, as to whether such financial statements are required in any such registration statement.
(d)   If, at any time prior to the Second Merger Effective Time, (i) any information relating to the Company or any of its Subsidiaries, Affiliates, directors, officers or the Equityholders is discovered by any of Parent or the Company and is required to be set forth in an amendment or supplement to the S-4 Registration Statement or the S-1 Registration Statement so that such S-4 Registration Statement or S-1 Registration Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties and, to the extent Parent and its counsel deem it necessary or advisable, an appropriate amendment or supplement describing such information shall, subject to the other provisions of this Section 9.07, be promptly filed by Parent with the SEC and, to the extent required by Applicable Law, disseminated to the Parent Shareholders or (ii) the Company’s auditors withdraw any audit opinion with respect to any financial statements contained in the Required Financial Statements, the Company shall promptly notify Parent and take all actions necessary or advisable in order to restate or otherwise modify such financials statements in order to enable the Company’s auditors to provide an audit opinion with respect thereto.

Annex D-85

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Section 9.08.   Financing Cooperation.   Prior to the Second Merger Effective Time, the Company shall use its commercially reasonable efforts to cooperate, and to cause its Subsidiaries to cooperate, with Parent (in each case at Parent’s expense) in connection with Parent obtaining any financing which Parent, in its sole discretion, elects to pursue to a pay amounts payable by it hereunder (collectively, the “Financing”) including (i) furnishing the Required Financial Statements (subject to their completion and availability) and any other financial data and information of the type required or customarily included in a registration statement on Form S-1 for non-reporting companies or by Regulation S-X and Regulation S-K under the Securities Act for registered offerings of equity securities at such time, and of the type and form customarily included in offering documents for an offering of equity securities that is registered with the SEC, (ii) other documents and information regarding the Acquired Companies required or reasonably requested in connection with the delivery of any customary negative assurance opinion, (iii) participating in a reasonable number of meetings (including customary one-on-one meetings with the prospective purchasers and underwriters, representatives or other agents of Parent with respect to the Financing) and making available members of senior management and representatives, with appropriate seniority and expertise, of the Company, for presentations, roadshows, drafting sessions and due diligence sessions (including accounting due diligence sessions) in connection with the Financing, (iv) assisting with the preparation of any customary offering documents or memoranda, prospectuses and similar documents and to be used in connection with the Financing, (v) causing the Company’s auditors to deliver drafts of customary comfort letters, including as to customary negative assurances and change period, confirming that such auditors are prepared to issue any such comfort letter reasonably requested in connection with the Financing, and obtaining consents of the Company’s auditors for use of their reports in any materials relating to the Financing and to be named as experts in connection with any filings made by Parent pursuant to the Securities Act or the Exchange Act where any of the Required Financial Statements are included or incorporated by reference, and (vi) executing and delivering (or using commercially reasonable efforts to obtain from its advisors), customary certificates, legal opinions or other documents and instruments relating to other matters ancillary to the Financing as may be reasonably requested by the Parent in connection with the Financing; provided, that nothing herein shall require such cooperation to the extent it would materially and unreasonably interfere with the business or operations of the Acquired Companies. None of the Acquired Companies shall be required to take any action that would subject them to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment (other than reasonable out-of-pocket costs that will be reimbursed by Parent within 30 days of invoice therefor, provided such expense reimbursement invoices are supported by reasonable documentation of the expenses set forth therein) or incur any other liability or provide or agree to provide any indemnity in connection with the Financing or any of the foregoing prior to the Closing. For the avoidance of doubt, none of the costs or expenses incurred by the Company in connection with its cooperation under this Section 9.08 shall be considered Transaction Expenses, and any such amounts incurred and invoiced to Parent but not yet paid (the “Unreimbursed Company Financing Assistance Costs”) shall be deemed to be Cash of the Acquired Companies. The Company hereby consents to the reasonable use of the Acquired Companies’ logos in connection with the Financing, provided that (A) the Company is given a reasonable opportunity to review any such materials using or incorporating the Acquired Companies’ name and logos prior to any distribution thereof, and (B) such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Acquired Companies or the reputation or goodwill of the Acquired Companies or any of their logos and on such other customary terms and conditions as the Company shall reasonably impose, including, without limitation, (x) the Company’s trademark usage guidelines, and (y) such materials making clear that, unless and until the Second Merger Effective Time, none of the Acquired Companies are Subsidiaries or Affiliates of Parent.
Section 9.09.   Required Parent Stockholder Approval.
(a)   Parent shall take, in accordance with Applicable Law and its Governing Documents, all action necessary to call, hold, and convene an extraordinary general meeting of Parent Shareholders (including any permitted adjournment or postponement thereof, the “Parent Extraordinary General Meeting”) to be held as soon as reasonably practicable after the S-4 Registration Statement is declared effective under the Securities Act and the Parent Circular is mailed in accordance with Canadian Securities Laws, provided that the Company has complied with its obligations pursuant to Section 9.09(d), to consider and vote upon the Parent Restructuring Resolution and for any other proper purpose as may be set out in the Parent Circular.

Annex D-86

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
(b)   Parent shall (i) prepare the Parent Circular, together with any other documents required by Canadian Securities Laws and the laws of the Cayman Islands in connection with the Parent Extraordinary General Meeting in compliance with applicable Canadian Securities Laws and the laws of the Cayman Islands and (ii) cause the Parent Circular and such other documents to be filed and sent to Parent Shareholders in accordance with Canadian Securities Laws and the laws of the Cayman Islands.
(c)   Parent shall ensure that the Parent Circular complies in all material respects with Canadian Securities Laws and the laws of the Cayman Islands, does not contain any misrepresentation (except that Parent shall not be responsible to the Company for any information relating to the Company that was provided by the Company in writing for inclusion in the Parent Circular pursuant to Section 9.09(d)) and provides Parent Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Parent Extraordinary General Meeting. Without limiting the generality of the foregoing, the Parent Circular must include a statement that, based on the recommendation of the Special Committee, the board of directors of Parent has determined that the Parent Restructuring is in the best interests of Parent and fair to Parent Shareholders and recommends that Parent Shareholders (excluding any Person excluded for the purpose of such vote pursuant to the principles of MI 61-101 and/or the rules and policies of the TSX) vote in favor of the Parent Restructuring Resolution.
(d)   The Company shall use commercially reasonable efforts to promptly furnish to Parent and its Representatives all information concerning itself, its Subsidiaries, Affiliates, directors, officers and the Equityholders and such other matters, in each case, as may be required by Canadian Securities Laws to be included by Parent in the Parent Circular or other related documents and shall ensure that such information does not contain any misrepresentation. The Company shall use commercially reasonable efforts to cooperate, and cause its Subsidiaries and Representatives to reasonably cooperate, with Parent and its Representatives in the preparation of the Parent Circular. Parent shall give the Company and its legal counsel a reasonable opportunity to review and comment on drafts of the Parent Circular and other related documents and shall give reasonable consideration to any comments made by the Company and its counsel, and agrees that all information relating solely to the Company included in the Parent Circular must be in form and content satisfactory to the Company, acting reasonably.
(e)   Each party hereto shall use commercially reasonable efforts to ensure that none of the information related to it or any of its Affiliates, supplied by or on its behalf for inclusion or incorporation by reference in the Parent Circular contains a misrepresentation or otherwise requires an amendment or supplement, and each party hereto shall promptly notify the other parties hereto if it becomes aware that the Parent Circular contains a misrepresentation or otherwise requires an amendment or supplement. The parties hereto shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and Parent shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to Parent Shareholders, if required by Canadian Securities Laws, and file the same as required.
Section 9.10.   Post-Domestication Certificate of Incorporation.   As promptly as practicable after the date hereof (and, in any event, no later than five days prior to date on which the S-4 Registration Statement is expected to be filed with the SEC), the parties shall amend Exhibit B hereto to include the Post-Domestication Certificate of Incorporation in a form prepared by Parent and reasonably acceptable to the Company (such acceptance not to be unreasonably withheld, conditioned or delayed).
Section 9.11.   Additional Covenants.
(a)   The Parent Parties will (i) use their respective commercially reasonable efforts to obtain and enter into the Specified Policy on or before the 90th day after the date of this Agreement, and (ii) take such other actions as may reasonably be required to cause such Specified Policy to be bound and effective as immediately following the Second Merger Effective Time. Subject to the terms and conditions of this Agreement, the Company shall, and shall cause each of the other Acquired Companies and their respective Representatives to, use commercially reasonable efforts to cooperate with the Parent Parties with respect to obtaining the Specified Policy (including by providing any information in the possession of the Acquired Companies and their Representatives reasonably requested by the Parent Parties or their Representatives in connection therewith).
(b)   Prior to the Condition Satisfaction Date, the Company shall, and shall cause the other Acquired Companies to, (i) pay, settle, discharge or otherwise restructure in a manner satisfactory to Parent all

Annex D-87

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
intercompany loans and notes constituting indebtedness for borrowed money (excluding payables related to intercompany trade receivables and payment of expenses that are not treated as indebtedness under the Accounting Policies) owed to BitGo Inc. by one of its Affiliates (“Intercompany Loans”) such that BitGo Inc. does not have any assets that are Intercompany Loans as of the Condition Satisfaction Date and (ii) deliver to Parent written evidence reasonably satisfactory to Parent that such actions have been taken.
(c)   As promptly as reasonably practicable after the date hereof, the Company shall, and shall cause each of the other Acquired Companies to, use commercially reasonable efforts to take the actions set forth on Section 9.11(c) of the Company Disclosure Schedule, and confirm to Parent when each such action has been taken and reasonably cooperate with Parent in connection therewith.
(d) As promptly as reasonably practicable after the date hereof (and, in any event, within 30 days of the date hereof), the Company shall deliver to Parent the form of Written Consent and shall (i) incorporate all of Parent’s reasonable comments with respect thereto prior to sending to such form of Written Consent to the Company Stockholders and (ii) not send such form of Written Consent to any Company Stockholder prior to the S-4 Registration Statement being declared effective by the SEC.
(e)   Without limiting any of the Company’s obligations hereunder, prior to the Closing, upon the reasonable request of any of the Parent Parties, the Company shall, and shall direct its applicable Representatives to, reasonably cooperate with the Parent Parties and their respective Representatives in connection with actions taken by the Parent Parties to cause the HoldCo Class A Common to be listed on Nasdaq or another U.S. national securities exchange.
ARTICLE 10
Conditions to Closing
Section 10.01.   Conditions to Obligations of the Parent Parties and the Company.   The obligations of each of the Parent Parties and the Company to consummate the Closing are subject to the satisfaction of the following conditions (or, to the extent permitted by Applicable Law, waiver by each of (i) HoldCo, on behalf of itself and the other Parent Parties, and (ii) the Company) as of the Condition Satisfaction Date:
(a)   Any applicable waiting period under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated without the imposition of a Burdensome Condition that Parent (in its sole good faith discretion) declines to accept.
(b)   Any required approval under any applicable antitrust law (other than the HSR Act) shall have been obtained or, if applicable, any waiting period thereunder shall have expired or been terminated without the imposition of a Burdensome Condition that Parent (in its sole good faith discretion) declines to accept.
(c)   No provision of any Applicable Law or Order shall prohibit, enjoin, restrain or make illegal the consummation of the transactions contemplated hereby or by the other Transaction Documents or impose a Burdensome Condition that Parent (in its sole good faith discretion) declines to accept (a “Legal Restraint”).
(d) The consents, waivers, approvals, authorizations, permits, filings, notifications and/or actions set forth in Section 10.01(d) of the Company Disclosure Schedule shall have been received, made, filed or given, as applicable.
(e)   Any approval of TSX required with respect to any of the transactions contemplated hereby shall have been validly obtained, subject only to standard and customary conditions.
(f)   The Required Company Stockholder Approval shall have been validly obtained under Delaware Law, the CCC and the Company’s Governing Documents.
(g)   The Required Parent Stockholder Approval shall have been validly obtained under Applicable Law and Parent’s Governing Documents.
(h)   The S-4 Registration Statement shall have become effective in accordance with the Securities Act, no stop order shall have been issued by the SEC with respect to the S-4 Registration Statement and no Action by the SEC seeking such stop order shall have been threatened in writing or initiated and not withdrawn.

Annex D-88

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
(i)   The Domestication shall be consummated at the Domestication Effective Time.
Section 10.02.   Conditions to Obligation of the Parent Parties.   The obligations of each of the Parent Parties to consummate the Closing is subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by HoldCo, on behalf of itself and the other Parent Parties) of the following further conditions as of the Condition Satisfaction Date:
(a)   Each of the Company and the Equityholders’ Representative shall have performed in all material respects all of its covenants and obligations hereunder required to be performed by it prior to the Domestication.
(b)   (i) The representations and warranties of the Company contained in Section 4.05(a) (excluding clauses (x) and (y) of clause (iii) of the first sentence of such section), Section 4.05(b), Section 4.05(c) and clause (ii) of Section 4.07(a) shall be true and correct in all respects (other than, in the case of Section 4.05, due to changes resulting solely from the issuance of Company Common Stock upon the exercise of Company Stock Options outstanding as of the date hereof, in accordance with their terms as of the date hereof, the expiration or termination of Company Stock Options outstanding as of the Second Merger Effective Time, any repurchases of Company Common Stock under and in accordance with the Company’s Governing Documents, any transfers of shares of Company Stock occurring after the date hereof, or any other related action consented to in writing by Parent); (ii) the other Company Fundamental Representations shall be true and correct in all material respects; and (iii) the other representations and warranties of the Company contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall be true and correct, in the case of this clause (iii), with only such exceptions as would not, individually or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect, in the case of each of clauses (i), (ii) and (iii), as of the Condition Satisfaction Date as if made at and as of such date (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time); provided that, for purposes of clauses (ii) and (iii) of this Section 10.02(b), all materiality, Company Material Adverse Effect and similar qualifications contained in such representations and warranties shall be disregarded.
(c)   From the date of this Agreement until the Condition Satisfaction Date, there shall not have occurred a Company Material Adverse Effect.
(d)   Parent and the Merger Subs shall have received a certificate duly executed by an executive officer of the Company certifying as to the satisfaction of the conditions set forth in Section 10.02(a), Section 10.02(b) and Section 10.02(c).
(e)   Parent shall have received from the Company (i) an affidavit, under penalties of perjury, stating that the Company is not a United States real property holding corporation and satisfying the requirements of Treasury Regulations Section 1.1445-2(c)(3), dated as of the Closing Date and (ii) a notice to the IRS, signed by the Company, that satisfies the requirements of Treasury Regulations Section 1.897-2(h)(2).
(f)   The Company and the Equityholders’ Representative, as applicable, shall have duly executed and delivered to Parent counterparts to the Exchange Agent Agreement.
(g)   The Company shall have delivered to Parent a good standing certificate of the Company and each of its Subsidiaries that is incorporated or formed in the United States, dated no more than five Business Days prior to the Condition Satisfaction Date.
(h)   The Company shall have delivered to Parent all other documents reasonably requested by Parent relating to the existence of the Company and the authority of the Company to execute and deliver, and perform its obligations under, this Agreement, in form and substance reasonably satisfactory to Parent.
(i)   The Key Service Provider Agreement applicable to (i) the individual set forth on Section 10.02(i)(i) of the Company Disclosure Schedule and (ii) at least seven of the nine other individuals set forth on Section 10.02(i)(ii) of the Company Disclosure Schedule, shall be in full force and effect and, in each case, shall not have been amended without Parent’s prior written consent.
(j)   (i) (A) the individual set forth on Section 10.02(i)(i) of the Company Disclosure Schedule and (B) at least seven of the nine individuals set forth on Section 10.02(i)(ii) of the Company Disclosure

Annex D-89

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Schedule shall, as of immediately prior to the Second Merger Effective Time, (x) be, active, full-time employees of the Acquired Companies as of such time, (y) be ready, willing and able to continue their employment with the Acquired Companies immediately following the Second Merger Effective Time on the terms set forth in their then-existing employment agreements (if any) and the Key Service Provider Agreements, if applicable, and (z) to the Knowledge of the Company, not have at any time prior to the Closing indicated an intent to terminate or materially alter such employment following the Second Merger Effective Time, and (ii) there shall not have occurred prior to the Closing any event that constitutes “Cause” under the Key Service Provider Agreement applicable to (1) the individual set forth on Section 10.02(i)(i) of the Company Disclosure Schedule or (2) more than two of the nine individuals set forth on Section 10.02(i)(ii) of the Company Disclosure Schedule.
(k)   Each Acquired Company has sufficient Regulatory Capital and is in compliance with all applicable Regulatory Capital requirements, and no event, change, circumstance, effect, occurrence, condition, state of facts or development has occurred that, individually or in the aggregate, would cause any Acquired Company to not be in such compliance at or immediately following the Closing.
(l)   The Specified Policy shall have been issued and shall be effective as of immediately following the Second Merger Effective Time.
Section 10.03.   Conditions to Obligation of the Company.   The obligation of the Company to consummate the Closing is subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by the Company)of the following further conditions as of the Condition Satisfaction Date:
(a)   Each of the Parent Parties shall have performed in all material respects all of its respective covenants and obligations hereunder required to be performed by it at or prior to the Domestication.
(b)   (i) The Parent Fundamental Representations shall be true and correct in all material respects and (ii) the representations and warranties of Parent and the Merger Subs contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall be true and correct with only such exceptions as would not, individually or in the aggregate, have, or reasonably be expected to have, a Parent Material Adverse Effect, in the case of each of clauses (i) and (ii), as of the Condition Satisfaction Date as if made at and as of such date (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time); provided that, for purposes of this Section 10.03(b) all materiality, Parent Material Adverse Effect and similar qualifications contained in such representations and warranties shall be disregarded.
(c)   From the date of this Agreement until the Condition Satisfaction Date, there shall not have occurred a Parent Material Adverse Effect.
(d)   The Company shall have received a certificate signed by an officer of Parent certifying as to Parent’s and the Merger Subs’ satisfaction of the conditions set forth in Section 10.03(a), Section 10.03(b) and Section 10.03(c).
(e)   Parent shall have duly executed and delivered to the Company and the Equityholders’ Representative and the Exchange Agent counterparts to the Exchange Agent Agreement, as applicable.
(f)   Parent shall have delivered to the Company all other documents reasonably requested by the Company relating to the existence of Parent Parties and the authority of the Parent Parties to execute and deliver, and perform its obligations under, this Agreement, in form and substance reasonably satisfactory to the Company.
ARTICLE 11
Survival; Indemnification
Section 11.01.   Survival.   The representations and warranties of the parties hereto contained in this Agreement (including the Fundamental Representations contained in Section 4.12(c) and Section 4.19(e)) shall survive the Closing until the date that is 18 months after the Closing Date (the “Expiration Date”); provided that (i) the representations and warranties of the Company contained in Section 4.10 shall survive the Closing until 60 days after the expiration of the applicable statute of limitations with respect to the matters addressed in Section 4.10 and (ii) the Fundamental Representations (other than the Fundamental

Annex D-90

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Representations contained in Section 4.12(c) and Section 4.19(e)) shall survive the Closing until 60 days after the expiration of the applicable statute of limitations (in each case, giving effect to any waiver or extension of any statutes of limitations). The covenants and agreements of the parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the Closing indefinitely or for such shorter period explicitly specified therein, except that for such covenants and agreements that survive for such shorter period, breaches thereof shall survive the Closing until 60 days after the expiration of the applicable statute of limitations (in each case, giving effect to any waiver or extension of any statutes of limitations). Notwithstanding the preceding sentences, any breach of representation, warranty, covenant or agreement in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentences (A) if requisite written notice pursuant to Article 11 of the breach thereof giving rise to such right of indemnity shall have been given to Parent (if the indemnity is sought against Parent or the Merger Subs) or the Equityholders’ Representative (if the indemnity is sought against the Equityholders), as applicable, prior to such time and shall thereafter terminate upon final nonappealable resolution or adjudication of such indemnification claim under this Article 11, or (B) in the case of Fraud. For the avoidance of doubt, at any time the Equityholders’ Representative is serving in such capacity, in the event notice is delivered to the Equityholders’ Representative, such notice will be deemed delivered to each Equityholder.
Section 11.02.   Indemnification.   (a) Subject to the limitations set forth in this Article 11, effective at and after the Second Merger Effective Time, each Equityholder, severally and not jointly, based on each Equityholder’s Pro Rata Indemnity Share, hereby indemnifies Parent, the Merger Subs, each Acquired Company (including, for clarity, the Surviving Company) and each of their respective officers, directors, employees, Affiliates and agents and each of their respective successors and permitted assigns (collectively, the “Parent Indemnified Parties”) against and agrees to hold each of them harmless from any and all damage, loss, Liability, fines, penalties, claims, forfeitures, Actions, fees, costs and expense (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any Action, whether involving a Third-Party Claim or a claim solely between the parties hereto, to enforce the provisions hereof, but excluding punitive damages of any kind; provided that punitive damages shall be included to the extent such damages are actually payable by an Indemnified Party to a third party pursuant to a Third-Party Claim) (“Damages”), incurred or suffered by the Surviving Company or any other Parent Indemnified Party (regardless of whether such Damages arise as a result of the negligence, strict liability, or other liability under any theory of law or equity of any Person) arising out of or resulting from:
(i)   any inaccuracy in or breach (whether as of the date hereof, as of the Condition Satisfaction Date or as of the Second Merger Effective Time) of any representation or warranty made by the Equityholders’ Representative or the Company in this Agreement;
(ii)   any breach of any covenant or agreement made or to be performed by any Acquired Company (at or prior to the Second Merger Effective Time), or the Equityholders’ Representative pursuant to this Agreement;
(iii)   any Unpaid Transaction Expenses (to the extent not included in Final Unpaid Transaction Expenses) or any Closing Indebtedness (to the extent not included in Final Closing Indebtedness);
(iv)   any Covered Taxes (to the extent not included in Final Closing Indebtedness, Final Unpaid Transaction Expenses, Final Closing Working Capital or Final Incremental Crypto Income Tax Liability Amount, and excluding any Taxes of the Acquired Companies resulting from the conversion of any Acquired Company into a disregarded entity prior to the Closing Date in accordance with the provisions of Section 7.09(b));
(v)   any inaccuracy in, or claims from any Equityholder related to or arising out of, the Allocation Schedule (including any update thereto) or any Equityholder Distribution, including to the extent any Equityholder is entitled to receive any amounts (in its capacity as an Equityholder) in excess of the amounts (as applicable) indicated on the Allocation Schedule and the determination by the Acquired Companies (prior to the Second Merger Effective Time) or by the Equityholders’ Representative (after the Second Merger Effective Time) of each Equityholder’s entitlement to any payments under the Transaction Documents;

Annex D-91

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
(vi)   any demand for appraisal or assertion of dissenter’s rights by any holder of Company Stock in connection with the Second Merger, but only to the extent the amount owed following such exercise of appraisal rights or dissenter’s rights and the adjudication thereof exceeds the amount of Merger Consideration in respect of such shares of Company Stock that such stockholder would have received hereunder had such stockholder not exercised appraisal rights or dissenter’s rights; provided that, notwithstanding the foregoing and for the avoidance of doubt, any costs, expenses or other Damages incurred by the Parent Indemnified Parties in connection with the evaluation, defense or settlement of any demand for appraisal or assertion of dissenter’s rights shall be eligible claims for indemnification by the Parent Indemnified Parties under this Section 11.02(a)(vi);
(vii)   any Action by or on behalf of any current or former Equityholder or other owner of any ownership interest in any Acquired Company (or any of their respective Affiliates, successors or assigns), in connection with (A) the Transaction Documents, the Second Merger or the other transactions contemplated hereby or thereby (other as a result of any action of Parent or any of its Affiliates or Representatives (including, following Closing, the Surviving Company or any of the other Acquired Companies)), (B) any alleged breach of any fiduciary or other duty by any officer, manager, director, Equityholder or other owner of ownership interests of any Acquired Company prior to the Second Merger Effective Time, (C) any other claim relating to the Charter and the other Governing Documents of the Acquired Companies in effect prior to the Second Merger Effective Time, (D) any actions or omissions by the Equityholders’ Representative in connection with the Transaction Documents or the transactions contemplated thereby or (E) any actions or omissions by the Exchange Agent when it is acting at the direction of the Company or the Equityholders’ Representative;
(viii)   the Company 2020 Audited Financial Statements not being substantially consistent with the 2020 Unaudited Financial Statements; or
(ix)   Fraud.
(b)   Subject to the limitations set forth in this Article 11, effective at and after the Second Merger Effective Time, OpCo hereby indemnifies the Equityholders and each of their respective officers, directors, employees, Affiliates (other than the Acquired Companies) and agents and each of their respective successors and permitted assigns (collectively, the “Equityholder Indemnified Parties”) against and agrees to hold each of them harmless from any and all Damages, incurred or suffered by such Equityholder Indemnified Party (regardless of whether such Damages arise as a result of the negligence, strict liability, or other liability under any theory of law or equity of any Person) arising out of or resulting from: (i) any inaccuracy in or breach (whether as of the date hereof, as of the Condition Satisfaction Date or as of the Second Merger Effective Time) of any representation or warranty made by any of the Parent Parties in this Agreement; and (ii) any breach of any covenant or agreement made or to be performed by any Acquired Company (after the Second Merger Effective Time) or any of the Parent Parties pursuant to this Agreement.
(c)   Notwithstanding anything to the contrary contained herein, the Parent Indemnified Parties shall be entitled to reduce the Holdback Indemnity Initial Amount, the Holdback Deferred Initial Amount and the Holdback Deferred Release Amount for any Damages that are indemnifiable pursuant to Section 11.02(a) without regard to the several nature of each Equityholder’s Liability thereunder. With respect to Damages indemnifiable under Section 11.02(a), the Parent Indemnified Parties shall seek payment for such Damages first, by reducing the Holdback Indemnity Initial Amount until the Holdback Indemnity Initial Amount has been exhausted (i.e., the Holdback Indemnity Initial Amount has been reduced to $0), then by reducing the Holdback Deferred Release Amount until the Holdback Deferred Release Amount has been exhausted (i.e., the Holdback Deferred Release Amount has been reduced to $0), and finally by seeking payment for such Damages directly from the Equityholders.
Section 11.03.   Limitations.   (a) With respect to indemnification by the Equityholders under Section 11.02(a)(i) (except in respect of breaches of any Fundamental Representation or claims of Fraud), the Parent Indemnified Parties shall not be entitled to indemnification pursuant to Section 11.02(a)(i) (i) for any individual claim unless the Damages with respect to such claim, together with all substantially similar or related claims, exceeds $35,000 (such amount, the “De Minimis Amount”) (after which, the full amount of Damages related to such claim(s) shall be recoverable, subject to the Basket) and (ii) unless the aggregate amount of all Damages indemnifiable under Section 11.02(a)(i) exceeds $6,026,580 (such amount, the

Annex D-92

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
“Basket”) (provided that once the aggregate amount of all Damages indemnifiable under Section 11.02(a)(i) exceeds the Basket, the Parent Indemnified Parties shall be entitled to recover all such Damages from the first dollar). Subject to the proviso set forth in the last sentence of this Section, no Equityholder shall be liable for more than such Equityholder’s Pro Rata Indemnity Share of any Damages indemnifiable to the Parent Indemnified Parties hereunder. Except in respect of breaches of any Fundamental Representation or claims of Fraud, the maximum aggregate liability of the Equityholders to the Parent Indemnified Parties pursuant to Section 11.02(a)(i) shall not exceed the Holdback Indemnity Initial Amount. In respect of indemnification claims relating to breaches of any Fundamental Representations or indemnification claims pursuant to Section 11.02(a)(ii)-(vii), the maximum aggregate liability of the Equityholders to the Parent Indemnified Parties for any Damages resulting therefrom shall not exceed total Merger Consideration actually paid or payable to the Equityholders hereunder, less any amounts previously paid to (or retained by) the Parent Indemnified Parties pursuant to Section 11.02(a) in respect of indemnifiable Damages. In the event of any indemnification claim pursuant to Section 11.02(a)(viii), the maximum aggregate liability of the Equityholders to the Parent Indemnified Parties shall not exceed the sum of the Holdback Indemnity Initial Amount, plus the Holdback Deferred Release Amount, plus $92,500,000. In the event of any indemnification claim pursuant to Section 11.02(a)(ix) involving allegations of Fraud by the Company or the Equityholders’ Representative, no Equityholder shall be liable to the Parent Indemnified Parties for any Damages resulting therefrom in excess of the amount of Merger Consideration actually paid or payable to such Equityholder (less any amounts previously paid to (or retained by) the Parent Indemnified Parties pursuant to Section 11.02(a) in respect of indemnifiable Damages that are attributable to such Equityholder); provided, that if a court of competent jurisdiction determines that any such Equityholder committed or knowingly aided, abetted or facilitated such Fraud, then such Equityholder shall be fully liable, on a joint and several basis, for any and all Damages resulting therefrom (without regard to any of the limitations set forth above in this Section 11.03), and no Equityholder shall raise as a defense or otherwise assert that it is not so liable on a theory that such alleged Fraud was committed by the Company (rather than such Equityholder).
(b)   With respect to indemnification by Parent under Section 11.02(b)(i) (except in respect of breaches of any Fundamental Representation or claims of Fraud), the Equityholder Indemnified Parties shall not be entitled to indemnification pursuant to Section 11.02(b)(i) (i) for any individual claim unless the Damages with respect to such claim, together with all substantially similar or related claims, exceeds the De Minimis Amount (after which, the full amount of Damages related to such claim(s) shall be recoverable, subject to the Basket) and (ii) unless the aggregate amount of all Damages indemnifiable under Section 11.02(b)(i) exceeds the Basket (provided that once the aggregate amount of all Damages indemnifiable under Section 11.02(b)(i) exceeds the Basket, the Equityholder Indemnified Parties shall be entitled to recover all such Damages from the first dollar). Except in respect of breaches of any Fundamental Representation or claims of Fraud, the maximum aggregate liability of Parent to the Equityholder Indemnified Parties pursuant to Section 11.02(b)(i) shall not exceed the initial Holdback Indemnity Initial Amount. In respect of indemnification claims relating to breaches of any Fundamental Representation or indemnification claims pursuant to Section 11.02(b)(ii), Parent shall not be liable to the Equityholder Indemnified Parties for any Damages resulting therefrom in excess of the aggregate value of the Merger Consideration actually paid by Parent pursuant to this Agreement.
(c)   For purposes of determining the amount of any Damages related to a breach of any representation or warranty contained in this Agreement and for purposes of determining whether there has been a breach of such representation or warranty, the representations and warranties contained in this Agreement shall be considered without regard to any “material,” “Company Material Adverse Effect,” “Parent Material Adverse Effect” or similar qualifications contained therein, except with respect to the representations and warranties contained in Section 4.07(a).
(d)   Notwithstanding any other provision of this Agreement to the contrary, no Parent Indemnified Party, nor any of its Affiliates, shall have any right to indemnification under this Agreement with respect to, or based on, Taxes to the extent such Taxes (i) are attributable to any Tax period other than a Pre-Closing Tax Period (other than any such Taxes (x) described in clauses (ii), (iii), (vi) or (viii) of the definition of “Covered Taxes” or (y) attributable to a breach of the representations and warranties set forth in Section 4.10(b)(vii), (g), (h) and (k)), (ii) are due to the unavailability in any Post-Closing Tax Period of any net operating losses, credits, or other Tax attributes from a Pre-Closing Tax Period, (iii) result from any transactions or actions taken by, or omissions by, the Parent Indemnified Party or any of its Affiliates

Annex D-93

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
(including without limitation the Companies) outside the ordinary course of business on the Closing Date after the Closing that are not specifically contemplated by this Agreement, or (iv) were already taken into account in the calculation of Final Closing Indebtedness, Final Unpaid Transaction Expenses, Final Closing Working Capital or Final Incremental Crypto Income Tax Liability Amount, in each case as finally determined.
Section 11.04.   Third-Party Claim Procedures.   (a) The party seeking indemnification under Section 11.02 (the “Indemnified Party”) agrees to give prompt notice in writing to the party against whom indemnity is to be sought (the “Indemnifying Party”) of the assertion of any claim or the commencement of any Action in respect of which indemnity may be sought under Section 11.02 (“Claim”). Such notice shall set forth in reasonable detail such Claim and the basis for indemnification (taking into account the information then available to the Indemnified Party) and, to the extent reasonably ascertainable, the amount of Damages claimed thereby. The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have actually, materially and adversely prejudiced the Indemnifying Party.
(b)   The Indemnifying Party (or the Equityholders’ Representative), in the case of an indemnification claim pursuant to Section 11.02(a) and the Parent Parties, in the case of an indemnification claim pursuant to Section 11.02(b), shall be entitled to participate in the defense of any Claim asserted by any third party (“Third-Party Claim”) and, subject to the limitations set forth in this Section 11.04, shall be entitled to control and appoint lead counsel for such defense, in each case at its own expense.
(c)   If the Indemnifying Party desires to assume the control of the defense of any Third-Party Claim in accordance with the provisions of this Section 11.04, the Indemnifying Party shall give written notice of its intent to assume control of the defense to the Indemnified Party within 20 days after the Indemnified Party has given written notice to the Indemnifying Party of the Third-Party Claim. If such notice is timely given, the Indemnifying Party shall be entitled to control and appoint lead counsel for such defense so long as (i) the Third-Party Claim involves only a claim for monetary damages and not any claim for an order, injunction or other equitable relief or relief for other than monetary damages against any Indemnified Party, (ii) the Indemnifying Party timely provides the Indemnified Party with (x) evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have adequate financial resources to defend against the Third-Party Claim and fulfill its indemnification obligations hereunder and (y) a statement that, based on the facts set forth in the notice required by Section 11.04, the Indemnifying Party would have an indemnity obligation for the Damages resulting from such Third-Party Claim, (iii) the Third-Party Claim does not relate to or otherwise arise in connection with any criminal or regulatory Action and (iv) the Indemnifying Party is vigorously defending or prosecuting the Third-Party Claim. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume or maintain control of the defense of any Third-Party Claim if, in the case of a Parent Indemnified Party, the amount of the Third-Party Claim, would reasonably be expected to result in Damages, together with all other unresolved claims for indemnification by the Parent Indemnified Parties then pending, which would exceed the aggregate amount of the Holdback Indemnity Initial Amount and the Holdback Deferred Release Amount then available for reduction.
(d)   If the Indemnifying Party is controlling the defense of a Third-Party Claim, the Indemnifying Party shall obtain the prior written consent of the Indemnified Party before entering into any settlement, compromise or discharge of such Third-Party Claim; provided that the Indemnified Party’s consent shall not be unreasonably withheld, conditioned or delayed if the settlement, compromise or discharge, by its express terms, (i) obligates the Indemnifying Party to pay the full amount of the Damages in connection with such Third-Party Claim, the Indemnifying Party has the financial ability to pay the full amount of such Damages and (A) the aggregate amount of the Holdback Indemnity Initial Amount and the Holdback Deferred Release Amount then available for reduction is sufficient to cover the full amount of such Damages for a Third-Party Claim under Section 11.02(a) (except in respect of breaches of any Fundamental Representation or claims of Fraud), or (B) the aggregate amount of the Holdback Indemnity Initial Amount and the Holdback Deferred Release Amount then available for reduction is sufficient to cover the full amount of such Damages for any other Third-Party Claim, (ii) is for money damages only and does not impose injunctive or equitable relief or require an admission or finding of liability or wrongdoing and (iii) contains a full and unconditional release of all Indemnified Parties and their Affiliates from all Damages and obligations with respect to such Third-Party Claim.

Annex D-94

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
(e)   If the Indemnifying Party does not timely deliver the notice contemplated by Section 11.04(c), or if such notice is given on a timely basis but any of the other conditions in this Section 11.04 are unsatisfied, the Indemnified Party may defend the Third-Party Claim, but shall require the consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed) to the entry of any judgment or enter into any compromise or settlement with respect to such the Third-Party Claim.
(f)   In circumstances where the Indemnifying Party is controlling the defense of a Third-Party Claim, the Indemnified Party shall be entitled to participate in the defense of any Third-Party Claim and to employ separate counsel of its choice for such purpose, in which case the fees and expenses of such separate counsel incurred by the Indemnified Party after such time as the Indemnifying Party assumed control pursuant to Section 11.04(b) shall be borne by the Indemnified Party; provided that notwithstanding the foregoing, the Indemnifying Party shall pay the fees and expenses of such separate counsel (i) incurred by the Indemnified Party during any period in which the Indemnifying Party ceases to be eligible to maintain control of the defense of the Third-Party Claim, in either case as provided in this Section 11.04, (ii) if representation of both the Indemnifying Party and the Indemnified Party by the same counsel would create a conflict of interest (including if any counsel chosen by the Indemnifying Party requests a conflict wavier or other waiver from the Indemnified Party with respect to such matter) or (iii) there may be one or more defenses or claims available to the Indemnified Party that are different from or additional to those available to the Indemnifying Party and that could be adverse to the Indemnifying Party.
(g)   Each of the Indemnifying Party and the Indemnified Party shall cooperate, and cause its respective Affiliates to cooperate, in the defense or prosecution of any Third-Party Claim and shall promptly furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.
(h)   Notwithstanding the foregoing, with respect to any Tax Proceeding, in the event of any conflict between the procedures set forth in Section 7.06 and this Section 11.04, the procedures set forth in Section 7.06 shall apply.
Section 11.05.   Direct Claim Procedures.   In the event an Indemnified Party has a claim for indemnity under Section 11.02 against an Indemnifying Party that does not involve a Third-Party Claim, the Indemnified Party agrees to give prompt notice in writing of such claim to the Indemnifying Party. Such notice shall set forth in reasonable detail such claim and the basis for indemnification (taking into account the information then available to the Indemnified Party and, to the extent reasonably ascertainable, the amount of each item of Damages claimed thereby). The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have actually, materially and adversely prejudiced the Indemnifying Party. If the Indemnifying Party has timely disputed its indemnity obligation for any Damages with respect to such claim, the parties shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by litigation in an appropriate court of jurisdiction determined pursuant to Section 14.07. If the Indemnifying Party does not object in writing to such claim within 30 days after receipt of written notice from the Indemnified Party, such failure shall constitute an irrevocable acknowledgement by the Indemnifying Party that the Indemnified Party is entitled to the full amount of the claims for Damages set forth in such notice.
Section 11.06.   Calculation of Damages.   (a) The amount of any Damages payable under Section 11.02 by the Indemnifying Party shall be net of any amounts recovered by the Indemnified Party under applicable insurance policies (net of any costs or expenses incurred in the collection thereof, including deductibles, and net of applicable premium adjustments) (it being understood that, to the extent any amounts are recovered by an Indemnified Party with respect to Damages for which such Indemnified Party has previously been indemnified hereunder and such recovery or realization was not previously taken into account in determining the amount of the Damages as provided in the immediately preceding sentence, such Indemnified Party shall promptly pay over to the Indemnifying Party (or, if applicable, increase the amount of the Holdback Deferred Release Amount or the Holdback Indemnity Initial Amount, as applicable) the amount so recovered or realized (after deducting therefrom the amount of any costs or expenses incurred in procuring such recovery or realization (including any applicable premium adjustments)), net of any Taxes imposed on the Indemnified Party that arise from having received amounts under the applicable insurance policies); provided that the amount the Parent Indemnified Parties are required to pay over (or, if applicable,

Annex D-95

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
increase the amount of the Holdback Deferred Release Amount or the Holdback Indemnity Initial Amount, as applicable) pursuant to this Section 11.06(a) shall not exceed the amount by which the indemnification payment actually paid to the Parent Indemnified Parties pursuant to Section 11.02(a) would have been reduced pursuant to this Section 11.06(a) had such recovery been received prior to the date of such indemnification payment.
(b)   Each Equityholder hereby agrees that (i) the availability of indemnification of the Parent Indemnified Parties under this Article 11 shall be determined without regard to any right to indemnification, advancement, contribution or reimbursement that such Equityholder may have from any Acquired Company (whether such rights may arise from or pursuant to Applicable Law, Contract, the Governing Documents of any Acquired Company or otherwise), and (ii) such Equityholder shall not be entitled to any indemnification, advancement, contribution or reimbursement from Parent or any Acquired Company or any of their respective Affiliates for amounts for which Parent Indemnified Parties would be entitled to indemnification under this Article 11 (determined without regard to any thresholds, baskets, deductibles, caps, survival periods or other limitations).
(c)   In calculating any Damages, there shall be deducted any net Tax benefit to which the applicable Indemnified Party actually receives (determined on a “with and without” basis) in the taxable year in which such Damages occurred or the two immediately succeeding taxable years, as a result of such Damages.
Section 11.07.   Characterization of Indemnification Payments.   To the extent permitted by Applicable Law, any amount paid pursuant to this Article 11 shall be treated for Tax purposes as adjustments to the Merger Consideration distributed to Equityholders.
Section 11.08.   Exclusivity of Remedy.   Subject to Section 14.12, and without limiting any party’s rights (x) under this Agreement or under any other Transaction Document or any other agreement entered into in connection with this Agreement or (y) with respect to claims for Fraud, the parties hereto acknowledge and agree that (i) from and after the Second Merger Effective Time, the indemnification provisions in this Article 11 shall be the sole and exclusive monetary remedy of any party with respect to any and all claims arising out of this Agreement and (ii) subject to the other provisions of this Agreement, including Section 11.02(c) and Section 11.03, any claims for Damages for which any Parent Indemnified Party may be entitled to indemnification pursuant to this Agreement may be recovered by permanently setting off (and reducing) the Holdback Adjustment Amount, the Holdback Deferred Release Amount and the Holdback Indemnity Initial Amount or any other amounts payable by any Purchaser Indemnified Party to any such Equityholder in connection with the transactions contemplated by this Agreement and the other Transaction Documents.
Section 11.09.   Mitigation.
(a)   Subject to Section 11.06(a) and Section 11.09(b), Parent, the Surviving Company, their respective Subsidiaries, the Equityholders, and the Equityholders’ Representative shall cooperate with each other with respect to resolving any claim for Damages with respect to which one party is obligated to indemnify the other party hereunder, including by using commercially reasonable efforts to mitigate or resolve any such claim for Damages after becoming aware of any event that would give rise to any such Damages as required by Applicable Law; provided, however, that no party shall be required to institute any Action against any of their employees, customers, suppliers, distributors or other material business relations.
(b)   An Indemnified Party shall use commercially reasonable efforts to pursue securing insurance coverage with respect to Damages for which it seeks or has received indemnification hereunder; provided that the foregoing shall not be deemed to require any Indemnified Party to (i) pursue securing such insurance coverage prior to seeking indemnification hereunder or (ii) engage in litigation with its insurers in order satisfy its obligation to use commercially reasonable efforts as provided in this sentence.
Section 11.10.   Distribution of Holdback Indemnity Initial Amount.
(a)   In the event any amounts are finally determined pursuant to this Article 11 to be payable to any Parent Indemnified Party pursuant to this Article 11, OpCo shall, and is hereby authorized to, reduce on a dollar-for-dollar basis the Holdback Indemnity Initial Amount by an amount in cash equal to the amount of Damages payable to the Parent Indemnified Parties.

Annex D-96

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
(b)   Promptly after the Expiration Date, OpCo shall disburse, in trust for the benefit of the Equityholders entitled thereto, and each Equityholder shall be entitled a portion thereof in accordance with Section 3.06 and Section 3.07, of the amount, if any, equal to the remainder of the Holdback Indemnity Initial Amount (less the aggregate amount of all Damages specified in any then-unresolved indemnification claims made by any Parent Indemnified Party pursuant to Section 11.02 (the “Pending Claims”)); provided that OpCo shall cause any amounts not distributed pursuant to the foregoing clause due to any Pending Claims to be distributed as promptly as practicable following such time as such Pending Claims have been fully and finally resolved and satisfied, without further right of appeal, in accordance herewith. Promptly after receipt of such amount by the Exchange Agent, the Equityholders’ Representative will instruct the Exchange Agent to pay such amount to the Equityholders entitled thereto in accordance herewith (provided that any amounts payable in respect of Company Stock Options shall be further delivered by the Exchange Agent to the Surviving Company, in trust for the benefit of the Optionholders entitled thereto, for further distribution to the applicable Optionholders in accordance with this Agreement (including any requirements to withhold)).
(c)   Notwithstanding anything to the contrary herein, the Equityholders’ Representative shall not be permitted to instruct the Exchange Agent to make any payment to the Equityholders pursuant to this Section 11.10 until the Equityholders’ Representative delivers to Parent an updated Allocation Schedule reflecting the payments to which each Equityholder is entitled pursuant to Section 3.06, Section 3.07 and this Section 11.10 (each such payment, a “Holdback Indemnity Release Amount”).
ARTICLE 12
Equityholders’ Representative
Section 12.01.   Equityholders’ Representative.   (a) By virtue of the approval and adoption of this Agreement and the delivery of the Written Consent, and without further action of any Equityholder, each Equityholder shall be deemed to have irrevocably constituted and appointed Fortis Advisors LLC (which, by execution of this Agreement, hereby accepts such appointment) as the Equityholders’ Representative and as the sole representative, exclusive agent and attorney-in-fact for and on behalf of the Equityholders (in their capacity as such), with full power of substitution, to take all actions on behalf of the Equityholders in connection with this Agreement and the agreements ancillary hereto, including (i) to execute and deliver on behalf of the Equityholders any amendment, consent or waiver under this Agreement and the other Transaction Documents, (ii) to assert, and to agree to resolution of, all claims and disputes hereunder or thereunder, including under Section 3.14 and Article 11, (iii) to retain legal counsel and other professional services, at the expense of the Equityholders, in connection with the performance by the Equityholders’ Representative of this Agreement and the other Transaction Documents, (iv) to execute and deliver on the Equityholders’ behalf all documents and instruments which may be executed and delivered pursuant to this Agreement and the other Transaction Documents, (v) to make and receive notices and other communications pursuant to this Agreement and the other Transaction Documents and service of process in any Action arising out of or related to this Agreement and the other Transaction Documents, (vi) to negotiate, settle or compromise any Action arising out of or related to this Agreement or the other Transaction Documents or any of the transactions hereunder or thereunder, including to take any action (or determine not to take action) in connection with the defense, prosecution, settlement, compromise or other resolution of any claim hereunder (including any claim for indemnification pursuant to Article 11), and (vii) to do each and every act and exercise all rights that are either (x) necessary or appropriate in the judgment of the Equityholders’ Representative for the accomplishment of the foregoing or (y) mandated or permitted by the terms of this Agreement or the other Transaction Documents. The Equityholders’ Representative shall use commercially reasonable efforts to keep the Advisory Group reasonably informed with respect to actions of the Equityholders’ Representative pursuant to the authority granted to the Equityholders’ Representative under this Agreement which actions have a material impact on the amounts payable to or the obligations of the Equityholders. The Equityholders’ Representative shall be entitled to: (i) rely upon any signature believed by it to be genuine and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Equityholder or other party. Notwithstanding the foregoing, the Equityholders’ Representative shall have no obligation to act on behalf of the Equityholders, except as expressly provided in this Agreement, in the Exchange Agent Agreement and in the Equityholders’ Representative Engagement Agreement.

Annex D-97

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
(b)   The power of attorney granted in this Article 12 and the powers, immunities and rights to indemnification granted to the Equityholders’ Representative Group hereunder, (i) are coupled with an interest and is irrevocable, may be delegated by the Equityholders’ Representative and shall survive the death or incapacity of each Equityholder and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Equityholder of the whole or any fraction of his, her or its interest in the Holdback Deferred Initial Amount and the Holdback Indemnity Initial Amount. The Equityholders’ Representative may resign at any time or such agency may be changed by the Equityholders entitled to receive a majority of the Merger Consideration (including in the event of the resignation, death, disability or other incapacity of an Equityholders’ Representative that is an individual), and, following the provision of notice to Parent, the newly appointed representative shall be the Equityholders’ Representative for all purposes hereunder, and any such successor shall succeed the Equityholders’ Representative as the Equityholders’ Representative hereunder; provided, that if no successor Equityholders’ Representative has been designated prior to the effective date of such resignation, the Equityholders’ Representative will provide an updated Allocation Schedule to Parent at the time of such resignation. Neither the removal of, nor the appointment of a successor to, the Equityholders’ Representative shall affect in any manner the validity or enforceability of any actions taken or agreements, understandings or commitments entered into by the prior Equityholders’ Representative, which shall continue to be effective and binding on the Equityholders. The immunities and rights to indemnification in this Article 12 shall survive the resignation or removal of the Equityholders’ Representative or any member of the Advisory Group and the Closing Date and/or any termination of this Agreement. For the avoidance of doubt, any compromise or settlement of any matter by the Equityholders’ Representative hereunder shall be binding on, and fully enforceable against, all Equityholders. No bond shall be required of the Equityholders’ Representative.
(c)   A decision, act, consent or instruction of the Equityholders’ Representative hereunder shall constitute a decision, act, consent or instruction of all of the Equityholders and shall be final, binding and conclusive upon each of the Equityholders and their respective successors, and all defenses which may be available to any Equityholder to contest, negate or disaffirm the action of the Equityholders’ Representative taken in good faith under this Agreement, the Exchange Agent Agreement or the Equityholders’ Representative Engagement Agreement are waived. The Exchange Agent, the Parent Parties and, after the Second Merger Effective Time, the Surviving Company, may rely upon any such decision, act, consent or instruction of the Equityholders’ Representative as being the decision, act, consent or instruction of each and every such Equityholder. The Parent Indemnified Parties are hereby relieved from any Liability to any Person for any acts done by them in accordance with any such decision, act, consent or instruction of the Equityholders’ Representative. Each Equityholder hereby agrees that for any Action arising under this Agreement or any other Transaction Document such Equityholder may be served legal process by registered mail to the address set forth in Section 14.01 for the Equityholders’ Representative (or any alternative address designated to the parties in writing by the Equityholders’ Representative), and that service in such manner shall be adequate and such Equityholder shall not assert any defense of claim that service in such manner was not adequate or sufficient in any court in any jurisdiction. Each Equityholder shall promptly provide written notice to the Equityholders’ Representative of any change of address of such Equityholder.
(d)   Without limiting the generality of the foregoing and for the avoidance of doubt, for purposes of Article 11, if any Equityholder Indemnified Party is seeking indemnification as the Indemnified Party hereunder, or indemnification is sought against any Equityholder as an Indemnifying Party hereunder, then, in either such case, the Equityholders’ Representative shall act on behalf of, and receive notice on behalf of, such Equityholder.
(e)   Certain Equityholders have entered into an engagement agreement (the “Equityholders’ Representative Engagement Agreement”) with the Equityholders’ Representative to provide direction to the Equityholders’ Representative in connection with its services under this Agreement, the Exchange Agent Agreement and the Equityholders’ Representative Engagement Agreement (such Equityholders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Equityholders’ Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Equityholders’ Representative Group”), shall be liable to any Equityholder for any action or failure to act in connection with the acceptance or administration of the Equityholders’ Representative’s responsibilities hereunder, under the Exchange Agent Agreement or under the Equityholders’ Representative Engagement Agreement, unless and only to the

Annex D-98

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
extent such action or failure to act constitutes gross negligence or willful misconduct. The Equityholders shall indemnify, defend and hold harmless the Equityholders’ Representative Group from and against any and all losses, claims, damages, liabilities, fees, costs, expenses (including fees, disbursements and costs of counsel and other skilled professionals and in connection with seeking recovery from insurers), judgments, fines or amounts paid in settlement (collectively, the “Equityholders’ Representative Expenses”) incurred without gross negligence or willful misconduct on the part of the Equityholders’ Representative and arising out of or in connection with the acceptance or administration of its duties hereunder, under the Exchange Agent Agreement or under the Equityholders’ Representative Engagement Agreement. Such Equityholders’ Representative Expenses may be recovered first, from the Equityholders’ Representative Expense Amount, second, from any distribution of the Holdback Deferred Initial Amount or Holdback Indemnity Initial Amount otherwise distributable to the Equityholders at the time of distribution, and third, directly from the Equityholders. The Equityholders acknowledge that the Equityholders’ Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Exchange Agent Agreement, the Equityholders’ Representative Engagement Agreement or the transactions contemplated hereby or thereby. Furthermore, the Equityholders’ Representative shall not be required to take any action unless the Equityholders’ Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Equityholders’ Representative against the costs, expenses and liabilities which may be incurred by the Equityholders’ Representative in performing such actions.
(f)   The Equityholders’ Representative, solely in its capacity as the representative of the Equityholders, represents and warrants to Parent and the Merger Subs, as of the date hereof, as of the Condition Satisfaction Date and as of the Second Merger Effective Time, as follows:
(i)   the Equityholders’ Representative is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority and all permits required to carry on its business in all material respects as currently conducted;
(ii)   the execution and delivery of this Agreement by the Equityholders’ Representative, and the performance by the Equityholders’ Representative of its obligations hereunder, have been duly authorized by all necessary corporate action on the part of the Equityholders’ Representative;
(iii)   this Agreement has been duly executed and delivered by the Equityholders’ Representative and this Agreement constitutes a legally valid and binding obligation of the Equityholders’ Representative, enforceable against the Equityholders’ Representative in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity); and
(iv)   the execution and delivery of the Transaction Documents to which it is (or will be) a party by the Equityholders’ Representative, and the performance by the Equityholders’ Representative of its obligations thereunder do not and will not (A) conflict with or result in a violation of the Governing Documents of the Equityholders’ Representative, (B) violate any Applicable Law or (C) require any consent or approval that has not been given or other action that has not been taken by any Person under any Contract binding upon the Equityholders’ Representative.
(g)   Each Equityholder, by his, her or its acceptance of its share of the Merger Consideration payable hereunder, accepts and agrees to be bound by the provisions set forth in this Article 12.
Section 12.02.   Equityholders’ Representative Fund.
(a)   The Equityholders’ Representative shall be entitled to withdraw cash amounts held in the Equityholders’ Representative Expense Account for (i) the reimbursement of out of pocket fees and Equityholders’ Representative Expenses (including legal, accounting and other advisors’ fees and expenses, if applicable) incurred by the Equityholders’ Representative in performing its duties under this Agreement, the Equityholders’ Representative Engagement Agreement and the other Transaction Agreements. The Equityholders’ Representative Expense Amount shall be held by the Equityholders’ Representative in a segregated bank account and the Equityholders’ Representative will hold the Equityholders’ Representative Expense Amount separate from its other funds and will not voluntarily make it available to its creditors in

Annex D-99

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
the event of bankruptcy. The Equityholders shall earn no interest or earnings on the Equityholders’ Representative Expense Amount and irrevocably transfer and assign to the Equityholders’ Representative any ownership right that they may otherwise have had in any such interest or earnings. Subject to Advisory Group approval, the Equityholders’ Representative may contribute funds to the Equityholders’ Representative Expense Amount from any consideration otherwise distributable to the Equityholders.
(b)   The Equityholders’ Representative is not providing any investment supervision, recommendations or advice. The Equityholders’ Representative shall have no responsibility or liability for any loss of principal of the Equityholders’ Representative Expense Amount other than as a result of the Equityholders’ Representative’s gross negligence or willful misconduct. The Equityholders’ Representative is not acting as a withholding agent or in any similar capacity in connection with the Equityholders’ Representative Expense Amount, and has no tax reporting or income distribution obligations hereunder.
(c)   As soon as it shall be reasonably determined by the Equityholders’ Representative that the Equityholders’ Representative Expense Amount (or any balance thereof at the relevant time) is no longer required for the purposes contemplated by this Section 12.02, the Equityholders’ Representative shall deliver (i) to the Exchange Agent and HoldCo an updated Allocation Schedule, which shall be updated solely to reflect the portion of the Equityholders’ Representative Expense Amount remaining in the Equityholders’ Representative Expense Account as of such time (such amount, if any, the “Equityholders’ Representative Fund Distribution Amount”) and shall otherwise include the same calculations and follow the same methodologies as set forth on the initial Allocation Schedule and (ii) to the Exchange Agent an amount in cash, without interest, equal to the Equityholders’ Representative Fund Distribution Amount, and promptly after receipt by the Exchange Agent, and the Equityholders’ Representative will instruct the Exchange Agent to pay such Equityholders’ Representative Fund Distribution Amount to the Equityholders entitled thereto in accordance with Section 3.06 and Section 3.07 (provided that any amounts payable in respect of Company Stock Options shall be further delivered by the Exchange Agent to the Surviving Company, in trust for the benefit of the Optionholders entitled thereto, for further distribution to the applicable Optionholders in accordance with this Agreement (including any requirements to withhold)).
(d)   Notwithstanding anything to the contrary, in no event shall any of the Parent Parties or any of their respective Affiliates have any Liability with respect to the use by the Equityholders’ Representative of any amounts in the Equityholders Representative Expense Account.
ARTICLE 13
Termination
Section 13.01.   Grounds for Termination.   This Agreement may be terminated at any time prior to the Condition Satisfaction Date:
(a)   by mutual written agreement of the Company and Parent;
(b)   by the Company or Parent if the Closing shall not have been consummated on or before March 31, 2022 (such date, the “End Date”);provided that the right to terminate this Agreement pursuant to this Section 13.01(b) shall not be available to Parent if any of the Parent Parties’, or to the Company if the Equityholders’ Representative’s or the Company’s, breach of any provision of this Agreement results in the failure of the Closing to occur by such date;
(c)   by the Company or Parent if any Legal Restraint shall have become final and nonappealable;
(d)   by the Company if there has been a misrepresentation or breach of warranty or breach of covenant or other agreement set forth in this Agreement that would cause the conditions set forth in Section 10.03(a) or Section 10.03(b) not to be satisfied, and either (A) if curable, is not cured within 45 days after receipt of written notice thereof or (B) such condition is incapable of being satisfied by the End Date;
(e)   by Parent if there has been a misrepresentation or breach of warranty or breach of covenant or other agreement set forth in this Agreement that would cause any of the conditions set forth in Section 10.02(a), Section 10.02(b) or Section 10.02(c) not to be satisfied, and either (A) if curable, is not cured within 45 days after receipt of written notice thereof or (B) such condition is incapable of being satisfied by the End Date;

Annex D-100

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
(f)   by Parent if the Company fails to deliver to Parent, within three Business Days following the date hereof duly executed and delivered Support Agreements from Equityholders set forth on Schedule I hereto;
(g)   by Parent if the Company fails to deliver to Parent, within three Business Days following the time at which the S-4 Registration Statement is declared effective under the Securities Act, a copy of the duly executed and delivered Written Consent from Equityholders constituting the Required Company Stockholder Approval;
(h)   by Parent if the Company fails to deliver to Parent, by September 15, 2021, a copy of the Company 2020 Audited Financial Statements;
(i)   by the Company or Parent if  the Required Parent Stockholder Approval is not obtained upon a vote duly taken thereon at the Parent Extraordinary General Meeting (subject to any permitted adjournment or postponement of the Parent Extraordinary General Meeting); or
(j)   by the Company if, on or prior to the 90th day following the date hereof, one of the Parent Parties has not confirmed in writing to the Company that a Parent Party has either (i) obtained a written commitment and entered into an agreement with one or more insurers to fully bind, subject to the terms and conditions set forth therein, the Specified Policy effective as of the Closing Date, or (ii) irrevocably waived the condition to Closing set forth in Section 10.02(l); provided that the right of the Company to terminate this Agreement pursuant to this Section 13.01(j) may only be exercised by the Company by delivering written notice thereof during the five Business Day period following such 90th day, after which time it shall cease to apply.
The party desiring to terminate this Agreement pursuant to this Section 13.01 (other than Section 13.01(a)) shall give notice of such termination to the other party.
Section 13.02.   Effect of Termination.   If this Agreement is terminated as permitted by Section 13.01, such termination shall be without Liability of any party (or any stockholder, equityholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement; provided that if such termination shall result from Fraud or the willful and intentional breach by any party hereto, such party shall be fully liable for any and all Damages incurred or suffered by any other party as a result of such failure or breach. The provisions of this Section 13.02 and Article 14 (other than Section 14.12) shall survive any termination hereof pursuant to Section 13.01.
ARTICLE 14
Miscellaneous
Section 14.01.   Notices.   All notices, requests and other communications to any party hereunder shall be in writing in the English language, delivered personally, via internationally-recognized overnight courier or via email (with receipt confirmed), if to any of the Parent Parties or the Surviving Company, to:
c/o Galaxy Digital Holdings Ltd.
107 Grand Street
New York, New York 10013
Attention: Andrew Siegel
Email: [Redacted: Email]
with a copy (which shall not constitute notice) to:
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention: Evan Rosen
Email: [Redacted: Email]
if to the Company, prior to the Closing, to:
BitGo Holdings, Inc.
2443 Ash Street

Annex D-101

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Palo Alto, CA 94306
Attention: Michael Belshe
Email: [Redacted: Email]
with a copy (which shall not constitute notice) to:
Sheppard Mullin Richter & Hampton LLP
30 Rockefeller Plaza, 39th Floor
New York, NY 10112
Attention: Alexander D. Lazar
Email: [Redacted: Email]
if to the Equityholders’ Representative or any Equityholder, to:
Fortis Advisors LLC
Attention: Notices Department (Project Titan)
Email: [Redacted: Email]
or, in each case, to such other address as such party may hereafter specify for the purpose by notice to the other parties hereto; provided that with respect to notices delivered to the Equityholders’ Representative, such notices must be delivered solely via email. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 4:00 p.m. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.
Section 14.02.   Amendments and Waivers.   (a) No amendment of any provision of this Agreement shall be valid unless the amendment is in writing and signed by Parent, the Company (or the Surviving Company following the Second Merger Effective Time) and the Equityholders’ Representative; provided, however, that after the receipt of the Required Company Stockholder Approval, no amendment to this Agreement shall be made which under Applicable Law requires further approval by the equityholders of the Company without such further approval by such equityholders. No waiver of any provision of this Agreement shall be valid unless the waiver is in writing and signed by the waiving parties; provided that, for the avoidance of doubt, the Equityholders’ Representative shall be permitted to sign on behalf of all Equityholders.
(b)   No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.
Section 14.03.   Disclosure Schedule References.   The parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule or the Parent Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of): (a) the representations and warranties of the relevant party that are contained in the corresponding Section or subsection of this Agreement and (b) any other representations and warranties of such party that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent to a reasonable person who has read that reference and such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed.
Section 14.04.   Expenses.   Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense; provided that, in the event this Agreement is terminated prior to the Closing, the Company shall reimburse OpCo for 50% of the fees, expenses and premiums incurred by the Parent Parties in furtherance of obtaining the Specified Policy, the Company’ portion of which shall not, in the aggregate, exceed an amount equal to $13,000,000.
Section 14.05.   Successors and Assigns.   The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided that

Annex D-102

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto; provided, further, that after the Second Merger Effective Time, any of the Parent Parties or the Surviving Company, as the case may be, may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of Parent’s Affiliates or to any other Person; provided that, in the event of any such assignment, the Parent Parties nonetheless shall remain responsible for the performance of their respective obligations hereunder.
Section 14.06.   Governing Law.   This Agreement and all Actions arising out of or relating to this Agreement (whether in contract, tort or otherwise) shall be governed by and construed in accordance with the laws of the State of Delaware (including the procedural laws and the laws relating to the statute of limitations), without regard to the conflicts of law rules of such state.
Section 14.07.   Jurisdiction.   The parties hereto agree that any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action so long as one of such courts shall have subject matter jurisdiction over such Action, and irrevocably waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action brought in any such court has been brought in an inconvenient forum. Process in any such Action may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 14.01 shall be deemed effective service of process on such party.
Section 14.08.   WAIVER OF JURY TRIAL.   EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
Section 14.09.   Counterparts; Effectiveness; No Third-Party Beneficiaries.   This Agreement may be signed in any number of counterparts (including by electronic means), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by each other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns except for the D&O Indemnified Parties and their respective heirs and Representatives, which shall be express third-party beneficiaries of, and shall be entitled to enforce Section 9.06 (Indemnification; D&O Insurance).
Section 14.10.   Entire Agreement.   This Agreement, the other Transaction Documents and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties and their respective Affiliates with respect to the subject matter of this Agreement.
Section 14.11.   Severability.   If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Annex D-103

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Section 14.12.   Specific Performance.   The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the courts set forth in Section 14.07, in addition to any other remedy to which they are entitled at law or in equity. The parties hereto waive any requirement under Applicable Law or other legal requirements to post a bond or other security as a prerequisite to obtaining such equitable relief.
Section 14.13.   Legal Counsel; Privilege.   Each of the parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees and Affiliates that Sheppard Mullin serves as counsel to the Company and each of its Subsidiaries in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and that, following consummation of the transactions contemplated hereby, Sheppard Mullin (or any successor) may serve as counsel to the Equityholders or the Equityholders’ Representative or any of their respective Representatives, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding such prior representation of the Company and each of its Subsidiaries, and, solely with respect to any such litigation, claim or obligation, each of the parties hereto hereby consents thereto and waives any conflict of interest arising therefrom, and each of such parties shall cause any Representative thereof to consent to and waive any conflict of interest arising from such representation. Each of the parties to this Agreement hereby irrevocably acknowledges and agrees that all communications prior to the Closing between any of the Company and each of its Subsidiaries, the Equityholders and the Equityholders’ Representative on the one hand, and their internal or external counsel, including but not limited to Sheppard Mullin on the other hand, made in connection with the negotiation, preparation, execution, delivery and performance under this Agreement, any agreements contemplated by this Agreement or the transactions contemplated hereby or thereby, or any matter relating to any of the foregoing, are privileged communications between the Company and each of its Subsidiaries, the Equityholders, the Equityholders’ Representative (as applicable) and such counsel (collectively, the “Privileged Communications”) and thereby property of the Equityholders and the Equityholders’ Representative (as applicable), and from and after the Closing neither Parent, nor any Acquired Company (including the Surviving Company after the Closing), nor any Person purporting to act on behalf of or through Parent or any Acquired Company (including the Surviving Company after the Closing), will seek to obtain such communications, whether by seeking a waiver of the attorney-client privilege with respect to the Privileged Communications or through any other means; provided that with respect to communications that do not pertain to the negotiation, preparation, execution, delivery or performance under this Agreement, any agreements contemplated by this Agreement or the transactions contemplated hereby or thereby, in each case, none of the Equityholders nor Equityholders’ Representative may waive such privilege without the prior written consent of Parent. As to any such Privileged Communications prior to the Closing Date, Parent and the Surviving Company, on behalf of themselves and the other Acquired Companies and their respective Representatives, successors or assigns, further agree that neither Parent nor Surviving Company nor any of the Acquired Companies or their respective Representatives may obtain, use or rely on any of the Privileged Communications in any action against or involving the Equityholders or Equityholders’ Representative after the Closing.
Section 14.14.   Confidential Supervisory Information.   Notwithstanding any other provision of this Agreement, the parties will not make disclosures or take other action pursuant to this Agreement that would involve or require the disclosure of confidential supervisory information to the extent prohibited by Applicable Law (including but not limited to non-public OCC information as defined in 12 C.F.R. § 4.32(b)). The parties shall cooperate in good faith to make appropriate substitute disclosures or redactions or take such other actions as may reasonably be required in order to give effect to the purposes of this Section 14.14 under circumstances in which the limitations of the preceding sentence apply.
[Signature Pages Follow]

Annex D-104

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.
GALAXY DIGITAL HOLDINGS LTD.
By:
/s/ Damien Vanderwilt

Name:   Damien Vanderwilt
Title:   Authorized Signatory
GALAXY DIGITAL HOLDINGS LP
By: Galaxy Digital Holdings GP LLP, its general partner
By:
/s/ Damien Vanderwilt

Name:   Damien Vanderwilt
Title:   Authorized Signatory
[Signature Page to Merger Agreement]

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.
GALAXY DIGITAL PUBCO INC.
By:
/s/ Christopher Ferraro

Name:   Christopher Ferraro
Title:   Authorized Signatory
GDH TITAN MERGER SUB 1, INC.
By:
/s/ Christopher Ferraro

Name:   Christopher Ferraro
Title:   Authorized Signatory
GDH TITAN MERGER SUB 2, INC.
By:
/s/ Christopher Ferraro

Name:   Christopher Ferraro
Title:   Authorized Signatory
[Signature Page to Merger Agreement]

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.
BITGO HOLDINGS, INC.
By:
/s/ Michael A. Belshe

Name:   Michael A. Belshe
Title:   Chief Executive Officer
FORTIS ADVISORS LLC, in its capacity as the Equityholders’ Representative
By:
/s/ Ryan Simkin

Name:   Ryan Simkin
Title:   Managing Director
[Signature Page to Merger Agreement]

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Annex E
EXECUTION VERSION
SUPPORT AGREEMENT
This SUPPORT AGREEMENT (this “Agreement”), dated as of May 5, 2021, is entered into by and among Galaxy Digital Holdings Ltd., an exempted company formed under the laws of the Cayman Islands (“Parent” provided that, (i) with respect to any time after the effective time of the Domestication, “Parent” shall be deemed to refer to Galaxy Digital Holdings Inc., a Delaware corporation, for all purposes hereof and (ii) with respect to any time after the First Merger Effective Time, “Parent” shall be deemed to refer to Surviving GDHI), Galaxy Digital Pubco Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent as of the date hereof (“HoldCo”), and each holder of Company Equity Interests of BitGo Holdings, Inc., a Delaware corporation (the “Company”) that is or may become a party to this Agreement by virtue of executing a counterpart or joinder hereto (each, a “Covered Person”). Any capitalized term that is used, but not defined, herein shall have the meaning ascribed to such term in the Merger Agreement (as defined below).
WHEREAS, Parent, Galaxy Digital Holdings LP, an exempted limited partnership formed and registered under the laws of the Cayman Islands (acting by its general partner, Galaxy Digital Holdings GP LLC) (“OpCo”), HoldCo, GDH Titan Merger Sub 1, Inc., a Delaware corporation and a direct wholly owned subsidiary of HoldCo as of the date hereof (“Merger Sub 1”), GDH Titan Merger Sub 2, Inc., a Delaware corporation and an entity directly jointly owned by OpCo and HoldCo as of the date of the Merger Agreement (“Merger Sub 2”), the Company and Fortis Advisors LLC, a Delaware limited liability company, in its capacity as the representative of the Equityholders (the “Equityholders’ Representative”) have, concurrently with the execution and delivery hereof, entered into an Agreement and Plan of Merger dated as of the date hereof (as amended or modified from time to time, the “Merger Agreement”), providing for, among other things, (i) the merger of Merger Sub 1 with and into Parent and (ii) the merger of Merger Sub 2 with and into the Company such that the Company will survive as an entity directly and jointly owned by OpCo and HoldCo;
WHEREAS, as an inducement to the Parent Parties’ willingness to enter into the Merger Agreement and the other Transaction Documents to which they are a party, each Covered Person, and if applicable, his or her Spouse (as defined below), has agreed to execute and deliver this Agreement;
WHEREAS, as of the date hereof, each Covered Person is, and as of the Closing Date, each Covered Person will be, the record and beneficial holder of the number of shares of Company Stock and, if applicable, the number of Company Stock Options, in each case, set forth on such Covered Person’s signature page hereto (all such shares of Company Stock and Company Stock Options and all other Equity Securities of any Acquired Company held by such Covered Person, including (i) any Equity Securities of any Acquired Company acquired by such Covered Person after the date hereof and prior to the Second Merger Effective Time and (ii) any Equity Securities of any Acquired Company issued upon conversion or exercise of any of the foregoing, such Covered Person’s “Covered Securities”); and
WHEREAS, any holder of Equity Securities of any of the Acquired Companies that has not executed this Agreement as of the date hereof may after the date hereof, with Parent’s prior written consent, become a party to, and be bound by, this Agreement as a Covered Person for all purposes hereof by signing and delivering to Parent and HoldCo a joinder in the form of Annex I hereto (a “Joinder Agreement”).
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged and agreed), each of the parties hereto, intending to be legally bound, hereby agree as follows:
1.   Merger Consideration Election.   Each Covered Person hereby irrevocably undertakes and agrees (i) to make (A) a Stock Election as to 100% of such Covered Person’s Covered Securities, (B) a Cash Election as to 100% of such Covered Person’s Covered Securities or (C) a Stock Election as to 50% of such Covered Person’s Covered Securities and Cash Election as to the other 50% of such Covered Person’s Covered Securities as set forth on the Covered Person’s signature page hereto, (ii) that all such shares shall

Annex E-1

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
be treated as Stock Election Shares or Cash Election Shares, as applicable, for all purposes of the Merger Agreement, (iii) to complete, execute and deliver to the Exchange Agent an Election Form prior to the Election Deadline that is consistent with such Covered Person’s undertakings and agreements in this Section 1 and in no event seek or take any action to revoke, change or raise into question the validity of such Election Form (whether by completing and submitting another Election Form or otherwise), (iv) agrees that this Section 1 shall supersede any conflicting Election Form and the Parent Parties and the Company shall be entitled to rely on this Section 1 for all purposes of the Merger Agreement, and (v) agrees that, in the event any of such Covered Person’s Company Stock Options are exercised prior to the Second Merger Effective Time, the same election that such person makes pursuant to this Section 1 with respect to such Covered Person’s Company Stock shall apply to the shares of Company Stock issued upon such exercise of Company Stock Options.
2.   Written Consent; Proxy; Appointment of the Equityholders’ Representative; Binding Effect of Merger Agreement; Further Assurances; Waiver; Termination of Investor Agreements.
(a)   Written Consent.   Each Covered Person, other than the Covered Persons set forth on Annex II hereto who do not qualify as executive officers, directors, affiliates, founders, family members or holders of 5% or more of the voting Equity Securities of the Company, agrees (i) to, as promptly as reasonably practicable (and in any event within two Business Days) following the time at which the S-4 Registration Statement is declared effective under the Securities Act by the SEC, deliver a counterpart to the Written Consent (irrevocably adopting the Merger Agreement and approving the Mergers and the other transactions contemplated by the Merger Agreement and the other Transaction Documents) in the form delivered by the Company to the Equityholders and (ii) following the delivery of such counterpart to the Written Consent, such Covered Person will (x) not take any action to withdraw, modify, revoke or otherwise challenge the effectiveness of the Written Consent, (y) vote or cause to be voted (including by written consent) all of its shares of Company Stock against any action, agreement or transaction involving the Company that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Mergers and the other transactions contemplated by the Merger Agreement and the other Transaction Documents, and (z) take any action reasonably requested by Parent to make effective the Written Consent.
(b)   Proxy.   Without limiting any other rights or remedies of Parent or the Company or the covenants, agreements or obligations of such Covered Person hereunder, each Covered Person (and, if applicable, his or her Spouse) hereby irrevocably constitutes and appoints Parent and the Company (and/or any individual(s) designated by Parent or the Company) as such Covered Person’s true and lawful agents, proxies and attorneys-in-fact, with full power of substitution, for and in the name, place and stead of such Covered Person, with all of the power and authority to (i) complete and submit an Election Form for and on behalf of such Covered Person in the event such Covered Person has not submitted a completed Election Form consistent with such Covered Person’s undertakings and agreements in Section 1 by the date that is three Business Days prior to the Election Deadline, (ii) execute and deliver the Written Consent in accordance with Section 2(a) in the event such Covered Person has not delivered a counterpart to the Written Consent within two Business Days following the time which the S-4 Registration Statement is declared effective, (iii) vote or caused to be voted (including by proxy or written consent, if applicable) the Company Stock owned by such Covered Person (or with respect to which such Covered Person has voting control) on any other matter regarding the Mergers and the other transactions contemplated by the Merger Agreement and the other Transaction Documents, and (iv) execute and deliver all agreements, documents or instruments, and take, or cause to be taken, all actions contemplated by Section 1 and Section 2(a), in each case, in the event that (A) such Covered Person fails to perform or otherwise comply with the covenants, agreements or obligations set forth in Section 1 and Section 2(a), or (B) any Action is pending or threatened by or on behalf of such Covered Person that challenges or could impair the enforceability or validation of the covenants, agreements or obligations set forth in this Agreement. The proxy granted by each Covered Person pursuant to this Section 2(b) is coupled with an interest sufficient in law to support an irrevocable proxy and is granted in consideration for Parent and the Company entering into the Merger Agreement and agreeing to consummate the transactions contemplated thereby. The proxy granted by each Covered Person pursuant to this Section 2(b) is also a durable proxy and shall survive the bankruptcy, dissolution, death, incapacity or other inability to act by such Covered Person and shall revoke any and all prior

Annex E-2

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
proxies granted by such Covered Person with respect to such Covered Person’s Covered Securities. The actions of the proxyholder(s) with respect to the matters described in this Section 2(b) shall control in the event of any conflict between such actions of the proxyholder(s) and actions of the applicable Covered Person (or any other Person with the power to take such actions) with respect to the matters described in this Section 2(b).
(c)   Appointment of the Equityholders’ Representative.   Each Covered Person (and, if applicable, his or her Spouse) hereby agrees and consents to the irrevocable appointment of Fortis Advisors LLCas the Equityholders’ Representative as contemplated by Section 12.01(a) of the Merger Agreement, as the sole representative, agent and attorney-in-fact for and on behalf of all Equityholders (in their capacity as such), including such Covered Person (and, if applicable, his or her Spouse), with full power of substitution, with all of the powers and authority contemplated by the Merger Agreement (including Section 12.01(b) thereof), and agrees to abide by and be bound by the terms thereof, which are incorporated herein by this reference, and each Covered Person (and, if applicable, his or her Spouse) hereby acknowledges and agrees that the Merger Agreement permits the Equityholders’ Representative to take the actions set forth therein.
(d)   Binding Effect of Merger Agreement.   Each Covered Person (and, if applicable, his or her Spouse) hereby acknowledges that it has received a copy of the Merger Agreement and agrees to be bound by the terms of the Merger Agreement purporting to bind such Covered Person (and, if applicable, his or her Spouse) as if such Covered Person (and, if applicable, his or her Spouse) were an original signatory thereto as an Equityholder thereunder, including (i) the provisions providing for the determination, allocation and payment of consideration thereunder, and withholding with respect thereto (including Sections 3.13(b) and 3.18 of the Merger Agreement), (ii) the indemnification provisions set forth in Article 11 of the Merger Agreement and (iii) the provisions in Section 6.05 (Termination of Affiliate Contracts and Accounts), Section 6.09 (Exclusivity), Section 9.02(a) (Public Announcements) and Section 9.02(c) (Confidentiality) of the Merger Agreement (in each case, mutatis mutandis). In addition to the foregoing, each Covered Person (and, if applicable, his or her Spouse) hereby expressly makes and agrees to be bound by the release set forth in Section 6.10 of the Merger Agreement. Without limiting the generality of the foregoing, each Covered Person (and, if applicable, his or her Spouse) acknowledges and agrees that, as provided in the Merger Agreement, (1) a portion of the consideration otherwise payable to the Equityholders pursuant to the Merger Agreement will be withheld by the Parent Parties in accordance with the terms and conditions of the Merger Agreement and (2) a portion of the consideration otherwise payable to the Equityholders pursuant to the Merger Agreement will be paid to the Equityholders’ Representative for the purpose of covering any expenses of the Equityholders’ Representative or other third-party expenses as set forth in Section 12.02 of the Merger Agreement. Each Covered Person (and, if applicable, his or her Spouse) further acknowledges and agrees that such Covered Person shall be entitled to receive distributions with respect to the Holdback Adjustment Amount, the Holdback Deferred Initial Amount and the Holdback Indemnity Amount and the Equityholders’ Representative Expense Amount only if, and to the extent that, any portion of such amounts is required to be distributed to such Covered Person pursuant to the terms of the Merger Agreement.
(e)   Consideration.   Each Covered Person (and, if applicable, his or her Spouse) hereby acknowledges and agrees that the manner in which the Merger Agreement contemplates Equityholder Distributions to be made to the Equityholders (including to such Covered Person) is in accordance with, and satisfies the requirements of, the Company’s Governing Documents, including Article IV, Section (B)(2) of the Charter.
(f)   Withholding.   Each Covered Person acknowledges and agrees that (i) such Covered Person is responsible for all taxes legally imposed upon such Covered Person in connection with payments due under the Merger Agreement and (ii) the payor with respect to any payment due to such Covered Person under the Merger Agreement shall be entitled to deduct and withhold from such payment such amounts as may be required to be deducted or withheld with respect to the making of such payment under any Applicable Law.
(g)   Disclosure.   Each Covered Person hereby (i) authorizes the Parent Parties and the Company to publish and disclose in any announcement or disclosure in connection with the transactions

Annex E-3

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
contemplated by the Merger Agreement or the Transaction Documents, including the S-4 Registration Statement and any other applicable filings under the Exchange Act or the Securities Act, such Covered Person’s identity and ownership of shares of Company Stock and the nature of its obligations under this Agreement, and (ii) agrees that it shall promptly (A) furnish to the Parent Parties and the Company any information that the Parent Parties or the Company may reasonably request for the preparation of any such announcement or disclosure and (B) notify the Parent Parties and the Company of any required corrections with respect to any written information supplied by it specifically for use in any such announcement or disclosure, if and to the extent that any such information contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
(h)   Further Assurances.   Each Covered Person (and, if applicable, his or her Spouse) hereby irrevocably waives, and agrees not to exercise or attempt to exercise, any right to dissent or right of appraisal or any similar provision under Applicable Law (including pursuant to Delaware Law or the CCC) in connection with the Mergers and the other transactions contemplated by the Merger Agreement. Each Covered Person (and, if applicable, his or her Spouse) agrees that such Person will not bring, commence, institute, maintain, prosecute or voluntarily aid any Action, at law or in equity, in any court or before any Governmental Authority, which challenges the validity of or seeks to enjoin, impair or delay the valid operation of any provision of this Support Agreement, the Merger Agreement or any of the other Transaction Documents or the consideration and approval thereof by the Board of Directors or stockholders of the Company or the governing bodies and equity holders of any of the other Acquired Companies. Without limiting the generality of the foregoing, each Covered Person agrees to execute and deliver, or cause to be executed and delivered, all further documents and instruments as any of the Parent Parties may reasonably request to consummate and make effective the transactions contemplated by the Merger Agreement, this Agreement and the other Transaction Documents to which such Covered Person is a party.
(i)   Waiver.   Each Covered Person hereby irrevocably waives any right under Delaware Law, the CCC, the Charter, the Company’s Bylaws, or any of the Investor Agreements to which such Covered Person is a party, as applicable, to receive notice of the Mergers or any of the other transactions contemplated by the Merger Agreement and the other Transaction Documents. For purposes of this Agreement, “Investor Agreements” means (i) the Fifth Amended and Restated Investors’ Rights Agreement, dated as of February 18, 2020, by and among the Company and the investors and key holders party thereto, (ii) the Fifth Amended and Restated Voting Agreement, dated as of February 18, 2020, by and among the Company and the investors and key holders party thereto (the “Voting Agreement”), and (iii) the Fifth Amended and Restated Right of First Refusal and Co-Sale Agreement, dated February 18, 2020, by and among the Company and the investors and key holders party thereto.
(j)   Consent to Termination of Investor Agreements.   Effective as of, and contingent upon the occurrence of, the Closing, each Covered Person, to the extent it is party thereto, hereby approves and consents to the termination of, and agrees that upon such termination, no party thereto shall have any further rights, claims or obligations under, each of the Investor Agreements and each of the Investor Agreements shall be of no further force or effect (including any provisions of any such agreement that, by their terms, survive such termination), to the extent such Covered Person’s consent or approval is required for such termination.
3.   Representations and Warranties.   Each Covered Person (and, if applicable, his or her Spouse) hereby makes the representations and warranties set forth on Annex III hereto, severally and not jointly, to the Company and the Parent Parties, as of the date hereof (or, in the case of any Covered Person that becomes a party hereto by delivering a Joinder Agreement as contemplated by the recitals herein, as of the date of such Joinder Agreement), as of the Domestication Date and as of the Second Merger Effective Time, and as to itself, himself or herself only (and, if applicable, as to his or her Spouse), and Parent hereby makes the representations and warranties set forth on Annex IV, to each Covered Person, as of the date hereof, as of the Domestication Date and as of the Second Merger Effective Time. The representations and warranties made pursuant to this Section 3 shall survive the Closing until 60 days after the expiration of the applicable statute of limitations (in each case, giving effect to any waiver or extension of any statutes of limitations).

Annex E-4

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
4.   Restrictive Covenants.
(a)   Confidentiality.   Each Covered Person acknowledges, on behalf of itself, himself or herself (and, if applicable, on behalf of his or her Spouse) and on behalf of its, his or her Related Parties, that the success of the Acquired Companies after the Second Merger Effective Time depends upon the continued preservation of the confidentiality of information regarding the business, operations and affairs of the Acquired Companies (including trade secrets, confidential information and proprietary materials, which may include the following categories of information and materials: methods, procedures, computer programs and architecture, databases, customer information, lists and identities, employee lists and identities, pricing information, research, methodologies, contractual forms, and other information, whether tangible or intangible, which is not publicly available generally) (collectively, the “Confidential Information”) accessed or possessed by such Covered Person and its, his or her Related Parties and that the preservation of the confidentiality of such information by the Acquired Companies (before the Second Merger Effective Time) and by such Covered Person and its, his or her Related Parties is an essential premise of the transactions contemplated by the Merger Agreement, this Agreement and the other Transaction Documents. Accordingly, each Covered Person shall hold, and shall direct its, his or her Representatives and respective Related Parties to hold, in confidence and not disclose to any other Person or use (other than for the purposes of enforcing such Covered Person’s rights under the Merger Agreement and the agreements ancillary thereto), any Confidential Information; provided that each Covered Person shall be responsible for any non-compliance with the terms of this Section 4 by any of its, his or her Representatives and Related Parties. Notwithstanding the foregoing, any such Covered Person may disclose Confidential Information as and to the extent (i) required by Applicable Law, so long as the disclosing party (x) provides prior written notice thereof to the party whose information will be disclosed and (y) reasonably cooperates with the Company’s efforts to seek a protective order causing such information so disclosed to be kept confidential, at the Company’s expense, (ii) that such Confidential Information can be shown to have been in the public domain through no fault of any Covered Person or any of their respective Related Parties or and of their or their respective Related Parties’ Representatives or (iii) to the extent that such Confidential Information is disclosed in connection with the ordinary course performance of such Covered Person’s duties as a service provider to any of the Parent Parties, the Acquired Companies and/or their respective Affiliates (without violation of any agreements entered into in connection with such service relationship). In addition, notwithstanding the foregoing and for the avoidance of doubt, such Covered Person may disclose such Confidential Information (x) on a confidential basis to its, his or her tax and financial advisors for purposes of complying with such Covered Person’s tax obligations or other reporting obligations under Applicable Law arising out of this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby (provided that such Covered Person remains liable for any violation of the terms of this Section 4(a) by such Persons to whom Confidential information is so disclosed as if they were such Covered Person), (y) on a confidential basis to its, his or her legal counsel and accountants for the purpose of evaluating the legal and financial ramifications of this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby (provided that such Covered Person remains liable for any violation of the terms of this Section 4(a) by such Persons to whom Confidential information is so disclosed as if they were such Covered Person) or (z) in response to any audit or examination by, or a blanket document request from, a regulatory or self-regulatory authority, bank examiner or auditor. Each Covered Person shall not, and shall direct its, his or her Related Parties not to, issue any press release, have any communication with the press (whether or not for attribution) or make any other public statement with respect to this Agreement, the Merger Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby, without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything in this Section 4(a) or otherwise, it is understood that federal law affords certain protections for cooperating with or reporting legal violations to the SEC and/or its Office of the Whistleblower, as well as certain other Governmental Authorities, and as such, nothing in this Section 4(a) or otherwise is intended to prohibit a Covered Person from disclosing this Agreement to, or from cooperating with or reporting violations to, the SEC or any other such Governmental Authority, and the Covered Person may do so without notifying Parent. Parent may not retaliate against the Covered Person for any of these activities, and nothing in this Section 4(a) or otherwise would require the Covered Person to waive any monetary award or other payment that the Covered Person might become entitled to from the SEC or any other Governmental Authority.

Annex E-5

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
(b)   Restricted Period and Other Definitions.   For purposes of this Agreement: (A) “Restricted Period” means (i) with respect to each Covered Person (other than Michael Belshe), from the date hereof until the second anniversary of the Closing Date and (ii) with respect to Mike Belshe, from the date hereof until the fifth anniversary of the Closing Date; (B) “Investor Covered Person” means each Covered Person that is not a Service Provider as of the date hereof and is listed on Annex V hereto; (C) “Service Provider Covered Person” means each Covered Person that is a Service Provider as of the date hereof; (D) “Restricted Persons” means the directors, officers, managers, employees, contractors, consultants or other service providers of the Parent Parties, the Acquired Companies or any of their respective Subsidiaries; (E) “Specified Restricted Persons” means the Restricted Persons set forth on Annex VI hereto; and (F) “Controlled Affiliate” means, with respect to any person or entity, any other entity that (x) such first entity directly or indirectly controls, or, (y) in the case of any Investor Covered Person, any fund entity that is controlled by, or under common control with, the same (or an Affiliated) management company, but in the cases of each of the foregoing clauses (x) and (y), expressly excluding any portfolio companies of any investment fund entity that (I) has not actually received any Confidential Information from any Investor Covered Person or any of such Investor Covered Person’s Controlled Affiliates and (II) is not acting at such Investor Covered Person’s or any of such Investor Covered Person’s Controlled Affiliates’ direct or indirect instruction or encouragement with respect thereto.
(c)   Non-Competition.   In connection with its, his or her sale of the Covered Securities and/or receipt of a portion of the Merger Consideration pursuant to the Merger Agreement, during the Restricted Period, each Service Provider Covered Person shall not, and shall cause its, his or her Controlled Affiliates not to, directly or indirectly, whether as an individual, partner, joint venturer, owner, manager, equityholder, employee, officer, director, independent contractor or otherwise, engage in any activity or business that competes with any business of the Acquired Companies as currently conducted (a “Competitive Activity”); provided, that the foregoing shall not prohibit any such Service Provider Covered Person or any of its Controlled Affiliates from holding publicly traded securities of any Person engaged in a Competitive Activity to the extent that such investment does not, directly or indirectly, confer on such Covered Person (together with its Controlled Affiliates) more than 3% of the voting power of such Person.
(d)   Non-Solicitation and No Hire.   In connection with its, his or her sale of the Covered Securities and/or receipt of a portion of the Merger Consideration pursuant to the Merger Agreement, during the Restricted Period, (i) each Service Provider Covered Person shall not, and shall cause its, his or her Controlled Affiliates not to, directly or indirectly, solicit or encourage any of the Restricted Persons and (ii) each Investor Covered Person shall not, and shall cause its, his or her Controlled Affiliates not to, directly or indirectly, solicit or encourage any of the Specified Restricted Persons, in each case, to cease or curtail his or her relationship with the Parent Parties, the Acquired Companies or any of their respective Subsidiaries, or hire or attempt to hire, whether as a director, officer, manager, employee, contractor, consultant or other service provider, any such Restricted Person or Specified Restricted Person, as applicable; provided, however, that the foregoing shall not prohibit (i) the solicitation of any such Restricted Person or Specified Restricted Person, as applicable, resulting from generalized searches for employees through the use of bona fide public advertisements in the media or any general recruitment efforts conducted by such Covered Person or any Affiliate thereof or any recruitment agency, in each case, that are not targeted specifically at such Restricted Persons or Specified Restricted Persons, as applicable, or (ii) the solicitation or hiring of any such Restricted Person or Specified Restricted Persons, as applicable, who has not been employed by the Parent Parties, the Acquired Companies or any of their respective Subsidiaries for at least 12 months prior to the date of such solicitation or hiring.
(e)   Non-Interference.   In connection with its, his or her sale of the Covered Securities and/or receipt of a portion of the Merger Consideration pursuant to the Merger Agreement, during the Restricted Period, each Covered Person shall not, and shall cause its, his or her Controlled Affiliates not to, directly or indirectly, (i) interfere with, or attempt to interfere with any of the relationships of the Parent Parties, the Acquired Companies or any of their respective Affiliates with any current or prospective customers, vendors, suppliers, contractors or other material business relationships by soliciting or diverting (or attempting to solicit or divert) any such Person, or inducing (or attempting to

Annex E-6

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
induce) any such Person to cease doing business, or reduce or otherwise limit its business, with the Parent Parties, the Acquired Companies or any of their respective Affiliates or (ii) make any negative or disparaging statements or communications regarding Parent, the Acquired Companies, or any of their respective Affiliates; provided that clause (i) of this Section 4(e) shall not apply to any Investor Covered Persons.
(f)   Certain Acknowledgments.   Each Covered Person (on its, his or her own behalf and on behalf of its, his or her Controlled Affiliates) acknowledges that the Parent Parties would be unwilling to enter into the Merger Agreement or the other Transaction Documents, or consummate the transactions contemplated thereby, in the absence of this Agreement, and that the covenants contained in this Agreement constitute a material inducement to the Parent Parties to enter into, and consummate the transactions contemplated by (including payments of the amounts contemplated by), the Merger Agreement and the other Transaction Documents. Without limiting the generality of the foregoing, each Covered Person (on its, his or her own behalf and on behalf of its, his or her Controlled Affiliates) acknowledges and agrees that the restrictions contained in this Section 4 are reasonable and necessary to protect the legitimate interests of Parent, and it is the intention of the parties hereto that if any of the restrictions or covenants contained in this Section 4 are for any reason held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section 4, and this Section 4 shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the further intention of the parties hereto that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by Applicable Law, or in any way construed to be too broad or to any extent invalid, such provision shall (to the maximum extent permitted by Applicable Law) not be construed to be null, void and of no effect, but instead shall be construed and interpreted or reformed to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such Applicable Law. If any Person breaches or threatens to breach any provision of Section 4, with respect to such breached provision, the term of the applicable provision shall be tolled for, and shall be extended by, the length of such breach or threatened breach.
5.   Transfer Restrictions.
(a)   Company Equity Interests.   Except as contemplated by this Agreement or with the prior written consent of Parent (which it may withhold in its reasonable discretion), each Covered Person (and, if applicable, his or her Spouse) agrees not to take any action to, directly or indirectly, (i) offer or contract to sell, sell, assign, transfer (including by operation of law), pledge, encumber, subject to a Lien or otherwise dispose of, (ii) deposit into a voting trust or enter into a voting agreement or arrangement with respect to any such securities or grant any proxy or power of attorney with respect thereto, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer (including by operation of law) or other disposition of or transfer of any interest in or the voting of such securities or (iv) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, in each case, whether any such transaction described in clauses (i) through (iv) above is to be settled by delivery of securities, in cash or otherwise, and whether any such transaction is made or executed by or on behalf of someone other than such Covered Person (any such transaction of any type described in the foregoing clauses (i) through (iv), a “Transfer”) any of its Covered Securities or any other Equity Securities of the Company or any of its Subsidiaries (the “Restricted Company Securities”). For the avoidance of doubt, it is hereby acknowledged and agreed that the Covered Person may be a party to the Voting Agreement and the foregoing shall neither constitute a breach of nor limit any of the Covered Person’s obligations under the Voting Agreement.
(b)   HoldCo Equity Interests.   Except as contemplated by this Agreement or with the prior written consent of HoldCo (which it may, acting in good faith, withhold in its sole discretion), each Covered Person (and, if applicable, his or her Spouse) agrees not to, until after the first anniversary of the Closing Date, take any action to, directly or indirectly, Transfer (i) any shares of HoldCo Class A Common Stock that such Covered Person receives as Merger Consideration pursuant to the Merger Agreement (the “Restricted HoldCo Shares”) or (ii) any securities of HoldCo that are outstanding and

Annex E-7

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
owned by such Covered Person immediately following the Second Merger Effective Time that are convertible into or exercisable or exchangeable (directly or indirectly) for HoldCo Class A Common Stock or any shares of HoldCo Class A Common Stock issued upon exercise or exchange thereof (including HoldCo Class A Common Stock or other securities that may be issued after the Second Merger Effective Time upon exercise, vesting or settlement, as applicable, of any stock option, restricted stock unit or other equity or equity-based award or interest, including for the avoidance of doubt, Exchanged Options) (the securities described in this clause (ii), the “Restricted HoldCo Other Securities” and, together with the Restricted HoldCo Shares, the “Restricted HoldCo Securities”). HoldCo may impose stop-transfer instructions with respect to the Restricted HoldCo Securities subject to the restrictions set forth in this Section 5(b).
(c)   Exceptions.   Notwithstanding the foregoing in this Section 5, nothing in this Agreement shall prohibit a Covered Person from Transferring any portion or all of the Covered Person’s Restricted Company Securities or Restricted HoldCo Securities:
(i)   by gift, will, intestate succession or charitable contribution;
(ii)   to (A) a trust that is for the exclusive benefit of such Covered Person or his or her spouse, lineal descendant, sibling, parent or heir designed to achieve the estate planning objectives of such Covered Person and which is and remains under the exclusive direct or indirect control of such Covered Person or (B) a corporation, limited liability company or other legal entity all of the economic interests of which are held by or for the benefit of such Covered Person or any Persons described in the foregoing clause (A) and which is and remains under the direct or indirect control of such Covered Person;
(iii)   by operation of law or pursuant to a court order or an order of a regulatory agency, such as a qualified domestic relations order, divorce decree or separation agreement;
(iv)   in the case of Company Stock Options constituting Restricted Company Securities or Restricted HoldCo Other Securities, to the Company or to HoldCo, as applicable, pursuant to the exercise, in each case on a “cashless” or “net exercise” basis, of any Company Stock Options or Exchanged Options, as applicable (provided that any shares of Company Stock or HoldCo Class A Common Stock, as applicable, received by a Covered Person upon any such exercise will be subject to the terms of Section 5(a)or Section 5(b), as applicable);
(v)   in the case of the Restricted HoldCo Other Securities, for purposes of satisfying any withholding taxes and/or estimated taxes due as a result of the exercise, vesting or settlement, as applicable, of any Restricted HoldCo Other Securities;
(vi)   in the case of the Restricted HoldCo Securities, in connection with HoldCo’s consummation of a liquidation, merger, amalgamation, share exchange, reorganization, tender offer or other similar transaction that results in all of HoldCo’s stockholders having the right to exchange their equity holdings in the HoldCo for cash, securities or other property; or
(vii)   to an Affiliate or equityholder of such Covered Person; provided that such Transfer was made without consideration;
provided, however, that in the case of any of the foregoing clauses (i), (ii), (iii) or (vii), the transferee in such Transfer shall agree in a writing delivered to Parent or HoldCo, as applicable, that the Restricted Company Securities or Restricted HoldCo Securities, as applicable, so transferred will (x) thereafter continue be subject to the terms of this Section 5 and (y) in the case of a Transfer of Restricted Company Securities, prior to, and as a condition to, such Transfer, the transferee in such Transfer shall agree in a signed written agreement reasonably acceptable to Parent to be bound by and comply with all other provisions of this Agreement; provided further, that in the case of clause (vii), in addition to clauses (x) and (y) above, (A) the transferor in such Transfer shall continue to be bound by and comply with all the terms of this Agreement (including Section 4), (B) if prior to the Closing Date, the transferee in such Transfer qualifies as an executive officer, director, affiliate, founder or family member, or a holder of 5% or more of the voting Equity Securities of the Company, such transferee shall be bound

Annex E-8

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
by Section 2(a) and (C) if the transferee in such Transfer was an executive of the Company and made a Stock Election prior to such Transfer, such Stock Election shall continue to be binding upon the transferee after such Transfer.
(d)   If any Transfer is made or attempted contrary to the provisions of this Agreement, such purported Transfer shall be null and void ab initio, and the Company or HoldCo, as applicable, shall refuse to recognize any such purported transferee of the applicable Restricted Company Securities or Restricted HoldCo Securities, as applicable, as one of its equityholders for any purpose.
(e)   Until the day after the first anniversary of the Closing, each certificate (if any) or book entry evidencing any Restricted HoldCo Securities shall be stamped or otherwise imprinted or legended with a legend in substantially the following form, in addition to any other applicable legends:
“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A SUPPORT AGREEMENT, DATED AS OF MAY 5, 2021, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”) AND CERTAIN OF THE ISSUER’S SECURITY HOLDERS NAMED THEREIN, AS AMENDED (THE “SUPPORT AGREEMENT”), AND CANNOT BE TRANSFERRED BY THE HOLDER HEREOF EXCEPT AS CONTEMPLATED BY THE SUPPORT AGREEMENT OR WITH THE PRIOR WRITTEN CONSENT OF THE ISSUER (WHICH IT MAY, ACTING IN GOOD FAITH, WITHHOLD IN ITS SOLE DISCRETION). A COPY OF THE SUPPORT AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”
6.   Limitation on the Parent Parties’ Liability.   Each of the parties hereto agrees and acknowledges that none of the Parent Parties has any obligation by virtue of this Agreement to effect the Closing, and neither the Parent Parties nor any of their Affiliates nor any of their respective directors, officers, employees or agents shall have any liability whatsoever hereunder, or in connection herewith or otherwise, for any failure to effect the Closing (whether or not such failure is (or is deemed to be) in breach of the Merger Agreement, this Agreement or otherwise).
7.   Specific Performance.
(a)   Subject to Section 7(b), (i) each party hereto acknowledges and agrees that the other parties may be irreparably damaged in the event that any of the terms or provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached, (ii) therefore, notwithstanding anything to the contrary set forth in this Agreement, each party hereto hereby agrees that the other parties shall be entitled to seek an injunction or injunctions to prevent breaches of any of the terms or provisions of this Agreement and/or specific performance by any other party, and each party hereby agrees to waive the defense (and not to interpose as a defense or in opposition) in any such suit that the other parties have an adequate remedy at law, and hereby agrees to waive any requirement to post any bond in connection with obtaining such relief and (iii) the equitable remedies described in this Section 7 shall be in addition to, and not in lieu of, any other remedies at law or in equity that the parties may elect to pursue.
(b)   Notwithstanding anything to the contrary contained in this Agreement, in no event shall any Covered Person or any other Person have any right whatsoever to cause Parent or any of its Affiliates to consummate the Closing, and in no event shall any other party hereto or any other Person be entitled to seek or obtain any injunction or injunctions to compel Parent or any of its Affiliates to consummate the Closing, except for the right of the Company to seek specific performance of the obligations of Parent pursuant to the express terms of Section 14.12 of the Merger Agreement (but subject to the limitations set forth therein).
8.   Governing Law; Exclusive Jurisdiction; WAIVER OF JURY TRIAL.   Section 14.06 and Section 14.07 of the Merger Agreement are incorporated herein by reference, mutatis mutandis. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE MERGER AGREEMENT THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Annex E-9

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
9.   Termination.   This Agreement shall automatically terminate and be of no further force or effect upon any termination of the Merger Agreement; provided that nothing set forth in this Section 9 shall relieve any party hereto from liability for any willful breach of this Agreement prior to such termination.
10.   Counterparts; Entire Agreement; Amendment.   This Agreement may be executed in any number of counterparts (including by electronic means) each of which shall be an original with the same effect as if the signatures thereto and hereto were upon the same instrument, and all of which shall collectively be considered one and the same agreement. This Agreement, together with the Merger Agreement and any other Transaction Documents to which the parties hereto are party, constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, whether written, oral or implied, between or among any of the parties with respect to the subject matter hereof and shall not be assigned by operation of law or otherwise. This Agreement may be amended only by an instrument in writing signed by Parent, on the one hand, and each Covered Person to which such amendment will be effective, on the other hand.
11.   Interpretation.   Section 1.02 of the Merger Agreement is incorporated herein by reference, mutatis mutandis.
12.   Successors and Assigns.   This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns;provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of Parent; provided, further, that after the Second Merger Effective Time, Parent may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of Parent’s Affiliates or to any other Person; provided that, in the event of any such assignment pursuant to the foregoing proviso, Parent nonetheless shall remain responsible for the performance of its obligations hereunder. Each Covered Person agrees to be responsible for compliance with this Agreement by any Affiliate of such Covered Person, and any breach of this Agreement by any such Affiliates shall be deemed a breach by such Covered Person; provided that, in the case of Investor Covered Persons, the foregoing shall apply only to such Investor Covered Person’s Controlled Affiliates.
13.   Spouses.   Each Spouse of a Covered Person (if applicable) hereby represents, warrants and covenants to Parent that such Spouse shall not assert or enforce, and does hereby waive, any rights granted under any community property statue with respect to the Covered Securities that would adversely affect (x) the covenants made by such Covered Person pursuant to this Agreement or (y) the transactions contemplated by the Merger Agreement and the other Transaction Documents; provided that such Spouse shall not be prohibited from asserting any rights that such Spouse may have against the portion of the Merger Consideration received by such Covered Person pursuant to the Merger Agreement.
14.   Trusts.   If applicable, for purposes of this Agreement, each Covered Person with respect to any Covered Securities held in trust shall be deemed to be the relevant trust and/or the trustees thereof acting in their capacities as such trustees, in each case as the context may require, including for purposes of such trustees’ representations and warranties as to the proper organization of the trust, their power and authority as trustees and the non-contravention of the trust’s governing instruments.
[Signature Pages Follow]

Annex E-10

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
IN WITNESS WHEREOF, each party has duly executed this Support Agreement as of the date first written above.
GALAXY DIGITAL HOLDINGS LTD.
By:
/s/ Damien Vanderwilt

Name:   Damien Vanderwilt
Title:    Authorized Signatory
Address for notices:
[Redacted: Personal Information]
with a copy to:
[Redacted: Personal Information]
[Signature Page to Support Agreement]

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
IN WITNESS WHEREOF, each party has duly executed this Support Agreement as of the date first written above.
GALAXY DIGITAL PUBCO INC.
By:
/s/ Christopher Ferraro

Name:    Christopher Ferraro
Title:     Authorized Signatory
Address for notices:
[Redacted: Personal Information]
with a copy to:
[Redacted: Personal Information]
[Signature Page to Support Agreement]

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
IN WITNESS WHEREOF, each party has duly executed this Support Agreement as of the date first written above.
If such Covered Person is an individual:	If such Covered Person is an entity:
Name: Michael Belshe	Name:
Signature: /s/ Michael Belshe	By:
Spouse Name: [Redacted: Personal information]	Title:
Spouse Signature:
If such Covered Person is an individual or an entity, address for notices:
with a copy to:
[Redacted: Personal information]
Attention: [Redacted: Personal information]	Attention:
Telephone: [Redacted: Personal information]	Telephone:
Email: [Redacted: Personal information]	Email:
Merger Consideration Election:
Total number of shares of Company Stock and Company Stock Options beneficially owned by the Covered Person:
[Redacted: Personal information] Shares of Company	[Redacted: Personal information] Stock Company Stock Options
Please check the Merger Consideration Election that the Covered Person is making:
☒
Stock Election as to 100% of such Covered Person’s Company Stock

☐
Cash Election as to 100% of such Covered Person’s Company Stock

☐
Stock Election as to 50% of the Covered Person’s Company Stock and Cash Election as to the other 50% of the Covered Person’s Company Stock

[Signature Page to Support Agreement]

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
IN WITNESS WHEREOF, each party has duly executed this Support Agreement as of the date first written above.
If such Covered Person is an individual:	If such Covered Person is an entity:
Name:	Name: Bridgescale Opportunities III, L.P. By: Bridgescale,LLC Its: General Partner
Signature:
Spouse Name:	By: /s/ Matthew Cowan Name: Matthew Cowan Title Managing Member
Spouse Signature:
If such Covered Person is an individual or an entity, address for notices:
with a copy to:
[Redacted: Personal information]	[Redacted: Personal information]
Attention: [Redacted: Personal information]	Attention: [Redacted: Personal information]
Telephone: [Redacted: Personal information]	Telephone: [Redacted: Personal information]
Email: [Redacted: Personal information]	Email: [Redacted: Personal information]
Merger Consideration Election:
Total number of shares of Company Stock and Company Stock Options beneficially owned by the Covered Person:
[Redacted] Shares of Company Stock	[Redacted] Company Stock Options
Please check the Merger Consideration Election that the Covered Person is making:
☐
Stock Election as to 100% of such Covered Person’s Company Stock

☒
Cash Election as to 100% of such Covered Person’s Company Stock

☐
Stock Election as to 50% of the Covered Person’s Company Stock and Cash Election as to the other 50% of the Covered Person’s Company Stock

[Signature Page to Support Agreement]

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
IN WITNESS WHEREOF, each party has duly executed this Support Agreement as of the date first written above.
If such Covered Person is an individual:	If such Covered Person is an entity:
Name:	Name: Bridgescale Partners, L.P. By: Bridgescale,Partners GP I, L.L.C. Its: General Partner
Signature:
Spouse Name:	By: /s/ Matthew Cowan Name: Matthew Cowan Title Managing Member
Spouse Signature:
If such Covered Person is an individual or an entity, address for notices:
with a copy to:
[Redacted: Personal information]	[Redacted: Personal information]
Attention: [Redacted: Personal information]	Attention: [Redacted: Personal information]
Telephone: [Redacted: Personal information]	Telephone: [Redacted: Personal information]
Email: [Redacted: Personal information]	Email: [Redacted: Personal information]
Merger Consideration Election:
Total number of shares of Company Stock and Company Stock Options beneficially owned by the Covered Person:
[Redacted] Shares of Company Stock	[Redacted] Company Stock Options
Please check the Merger Consideration Election that the Covered Person is making:
☐
Stock Election as to 100% of such Covered Person’s Company Stock

☒
Cash Election as to 100% of such Covered Person’s Company Stock

☐
Stock Election as to 50% of the Covered Person’s Company Stock and Cash Election as to the other 50% of the Covered Person’s Company Stock

[Signature Page to Support Agreement]

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
IN WITNESS WHEREOF, each party has duly executed this Support Agreement as of the date first written above.
If such Covered Person is an individual:	If such Covered Person is an entity:
Name:	Name: Craft Ventures I, L.P.
Signature:	By: /s/ Mark Woolway
Spouse Name:	Name: Mark Woolway
Spouse Signature:	Title Chief Operating Officer
If such Covered Person is an individual or an entity, address for notices:
with a copy to:
[Redacted: Personal information]
Attention: [Redacted: Personal information]	Attention:
Telephone: [Redacted: Personal information]	Telephone:
Email: [Redacted: Personal information]	Email:
Merger Consideration Election:
Total number of shares of Company Stock and Company Stock Options beneficially owned by the Covered Person:
[Redacted] Shares of Company Stock	[Redacted] Company Stock Options
Please check the Merger Consideration Election that the Covered Person is making:
☐
Stock Election as to 100% of such Covered Person’s Company Stock

☒
Cash Election as to 100% of such Covered Person’s Company Stock

☐
Stock Election as to 50% of the Covered Person’s Company Stock and Cash Election as to the other 50% of the Covered Person’s Company Stock

[Signature Page to Support Agreement]

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
IN WITNESS WHEREOF, each party has duly executed this Support Agreement as of the date first written above.
If such Covered Person is an individual:	If such Covered Person is an entity:
Name:	Name: Craft Ventures I-A, L.P.
Signature:	By: /s/ Mark Woolway
Spouse Name:	Name: Mark Woolway
Spouse Signature:	Title Chief Operating Officer
If such Covered Person is an individual or an entity, address for notices:
with a copy to:
[Redacted: Personal information]
Attention: [Redacted: Personal information]	Attention:
Telephone: [Redacted: Personal information]	Telephone:
Email: [Redacted: Personal information]	Email:
Merger Consideration Election:
Total number of shares of Company Stock and Company Stock Options beneficially owned by the Covered Person:
[Redacted] Shares of Company Stock	[Redacted] Company Stock Options
Please check the Merger Consideration Election that the Covered Person is making:
☐
Stock Election as to 100% of such Covered Person’s Company Stock

☒
Cash Election as to 100% of such Covered Person’s Company Stock

☐
Stock Election as to 50% of the Covered Person’s Company Stock and Cash Election as to the other 50% of the Covered Person’s Company Stock

[Signature Page to Support Agreement]

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
IN WITNESS WHEREOF, each party has duly executed this Support Agreement as of the date first written above.
If such Covered Person is an individual:	If such Covered Person is an entity:
Name:	Name: Craft Ventures I-B, L.P.
Signature:	By: /s/ Mark Woolway
Spouse Name:	Name: Mark Woolway
Spouse Signature:	Title Chief Operating Officer
If such Covered Person is an individual or an entity, address for notices:
with a copy to:
[Redacted: Personal information]
Attention: [Redacted: Personal information]	Attention:
Telephone: [Redacted: Personal information]	Telephone:
Email: [Redacted: Personal information]	Email:
Merger Consideration Election:
Total number of shares of Company Stock and Company Stock Options beneficially owned by the Covered Person:
[Redacted] Shares of Company Stock	[Redacted] Company Stock Options
Please check the Merger Consideration Election that the Covered Person is making:
☐
Stock Election as to 100% of such Covered Person’s Company Stock

☒
Cash Election as to 100% of such Covered Person’s Company Stock

☐
Stock Election as to 50% of the Covered Person’s Company Stock and Cash Election as to the other 50% of the Covered Person’s Company Stock

[Signature Page to Support Agreement]

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
IN WITNESS WHEREOF, each party has duly executed this Support Agreement as of the date first written above.
If such Covered Person is an individual:	If such Covered Person is an entity:
Name: Benjamin Dapkiewicz	Name:
Signature: /s/ Benajmin Dapkiewicz	By:
Spouse Name: [Redacted: Personal information]	Title:
Spouse Signature:
If such Covered Person is an individual or an entity, address for notices:
with a copy to:
[Redacted: Personal information]
Attention: [Redacted: Personal information	Attention:
Telephone: [Redacted: Personal information]	Telephone:
Email: [Redacted: Personal information]	Email:
Merger Consideration Election:
Total number of shares of Company Stock and Company Stock Options beneficially owned by the Covered Person:
[Redacted: Personal information] Shares of Company Stock	[Redacted: Personal information] Company Stock Options
Please check the Merger Consideration Election that the Covered Person is making:
☒
Stock Election as to 100% of such Covered Person’s Company Stock

☐
Cash Election as to 100% of such Covered Person’s Company Stock

☐
Stock Election as to 50% of the Covered Person’s Company Stock and Cash Election as to the other 50% of the Covered Person’s Company Stock

[Signature Page to Support Agreement]

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
IN WITNESS WHEREOF, each party has duly executed this Support Agreement as of the date first written above.
If such Covered Person is an individual:	If such Covered Person is an entity:
Name: Benjamin Davenport	Name:
Signature: /s/ Benajmin Davenport	By:
Spouse Name: [Redacted: Personal information]	Title:
Spouse Signature:
If such Covered Person is an individual or an entity, address for notices:
with a copy to:
[Redacted: Personal information]
Attention: [Redacted: Personal information	Attention:
Telephone: [Redacted: Personal information]	Telephone:
Email: [Redacted: Personal information]	Email:
Merger Consideration Election:
Total number of shares of Company Stock and Company Stock Options beneficially owned by the Covered Person:
[Redacted: Personal information] Shares of Company Stock	[Redacted: Personal information] Company Stock Options
Please check the Merger Consideration Election that the Covered Person is making:
☐
Stock Election as to 100% of such Covered Person’s Company Stock

☒
Cash Election as to 100% of such Covered Person’s Company Stock

☐
Stock Election as to 50% of the Covered Person’s Company Stock and Cash Election as to the other 50% of the Covered Person’s Company Stock

[Signature Page to Support Agreement]

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
IN WITNESS WHEREOF, each party has duly executed this Support Agreement as of the date first written above.
If such Covered Person is an individual:	If such Covered Person is an entity:
Name: Chen B. Fang	Name:
Signature: /s/ Chen B. Fang	By:
Spouse Name: [Redacted: Personal information]	Title:
Spouse Signature:
If such Covered Person is an individual or an entity, address for notices:
with a copy to:
[Redacted: Personal information]
Attention: [Redacted: Personal information	Attention:
Telephone: [Redacted: Personal information]	Telephone:
Email: [Redacted: Personal information]	Email:
Merger Consideration Election:
Total number of shares of Company Stock and Company Stock Options beneficially owned by the Covered Person:
[Redacted: Personal information] Shares of Company Stock	[Redacted: Personal information] Company Stock Options
Please check the Merger Consideration Election that the Covered Person is making:
☒
Stock Election as to 100% of such Covered Person’s Company Stock

☐
Cash Election as to 100% of such Covered Person’s Company Stock

☐
Stock Election as to 50% of the Covered Person’s Company Stock and Cash Election as to the other 50% of the Covered Person’s Company Stock

[Signature Page to Support Agreement]

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
IN WITNESS WHEREOF, each party has duly executed this Support Agreement as of the date first written above.
If such Covered Person is an individual:	If such Covered Person is an entity:
Name:	Name: Hafen LLC f/k/a Harbor Platform, Inc.
Signature:	By: /s/ Joshua Stein
Spouse Name:	Name: Joshua Stein
Spouse Signature:	Title Manager
If such Covered Person is an individual or an entity, address for notices:
with a copy to:
[Redacted: Personal information]	[Redacted: Personal information]
Attention: [Redacted: Personal information]	Attention: [Redacted: Personal information]
Telephone: [Redacted: Personal information]	Telephone: [Redacted: Personal information]
Email: [Redacted: Personal information]	Email: [Redacted: Personal information]
Merger Consideration Election:
Total number of shares of Company Stock and Company Stock Options beneficially owned by the Covered Person:
[Redacted: Personal information] Shares of Company Stock	[Redacted: Personal information] Company Stock Options
Please check the Merger Consideration Election that the Covered Person is making:
☐
Stock Election as to 100% of such Covered Person’s Company Stock

☒
Cash Election as to 100% of such Covered Person’s Company Stock

☐
Stock Election as to 50% of the Covered Person’s Company Stock and Cash Election as to the other 50% of the Covered Person’s Company Stock

[Signature Page to Support Agreement]

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
IN WITNESS WHEREOF, each party has duly executed this Support Agreement as of the date first written above.
If such Covered Person is an individual:	If such Covered Person is an entity:
Name: Daniel Hoffman	Name:
Signature: /s/ Daniel Hoffman	By:
Spouse Name:	Title:
Spouse Signature:
If such Covered Person is an individual or an entity, address for notices:
with a copy to:
[Redacted: Personal information]
Attention: [Redacted: Personal information	Attention:
Telephone: [Redacted: Personal information]	Telephone:
Email: [Redacted: Personal information]	Email:
Merger Consideration Election:
Total number of shares of Company Stock and Company Stock Options beneficially owned by the Covered Person:
[Redacted: Personal information] Shares of Company Stock	[Redacted: Personal information] Company Stock Options
Please check the Merger Consideration Election that the Covered Person is making:
☒
Stock Election as to 100% of such Covered Person’s Company Stock

☐
Cash Election as to 100% of such Covered Person’s Company Stock

☐
Stock Election as to 50% of the Covered Person’s Company Stock and Cash Election as to the other 50% of the Covered Person’s Company Stock

[Signature Page to Support Agreement]

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
IN WITNESS WHEREOF, each party has duly executed this Support Agreement as of the date first written above.
If such Covered Person is an individual:	If such Covered Person is an entity:
Name: Jeff Horowitz	Name:
Signature: /s/ Jeff Horowitz	By:
Spouse Name: [Redacted: Personal information]	Title:
Spouse Signature:
If such Covered Person is an individual or an entity, address for notices:
with a copy to:
[Redacted: Personal information]
Attention: [Redacted: Personal information	Attention:
Telephone: [Redacted: Personal information]	Telephone:
Email: [Redacted: Personal information]	Email:
Merger Consideration Election:
Total number of shares of Company Stock and Company Stock Options beneficially owned by the Covered Person:
[Redacted: Personal information] Shares of Company Stock	[Redacted: Personal information] Company Stock Options
Please check the Merger Consideration Election that the Covered Person is making:
☒
Stock Election as to 100% of such Covered Person’s Company Stock

☐
Cash Election as to 100% of such Covered Person’s Company Stock

☐
Stock Election as to 50% of the Covered Person’s Company Stock and Cash Election as to the other 50% of the Covered Person’s Company Stock

[Signature Page to Support Agreement]

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
IN WITNESS WHEREOF, each party has duly executed this Support Agreement as of the date first written above.
If such Covered Person is an individual:	If such Covered Person is an entity:
Name: Bill Lee	Name:
Signature: /s/ Bill Lee	By:
Spouse Name:	Title:
Spouse Signature:
If such Covered Person is an individual or an entity, address for notices:
with a copy to:
[Redacted: Personal information]
Attention: [Redacted: Personal information	Attention:
Telephone: [Redacted: Personal information]	Telephone:
Email: [Redacted: Personal information]	Email:
Merger Consideration Election:
Total number of shares of Company Stock and Company Stock Options beneficially owned by the Covered Person:
[Redacted: Personal information] Shares of Company Stock	[Redacted: Personal information] Company Stock Options
Please check the Merger Consideration Election that the Covered Person is making:
☐
Stock Election as to 100% of such Covered Person’s Company Stock

☒
Cash Election as to 100% of such Covered Person’s Company Stock

☐
Stock Election as to 50% of the Covered Person’s Company Stock and Cash Election as to the other 50% of the Covered Person’s Company Stock

[Signature Page to Support Agreement]

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
IN WITNESS WHEREOF, each party has duly executed this Support Agreement as of the date first written above.
If such Covered Person is an individual:	If such Covered Person is an entity:
Name:	Name: Joseph William Lee, as Trustee of the Joseph William Lee Trust dated October 11, 2000
Signature:	By: /s/ Joseph William Lee
Spouse Name:	Name: Joseph William Lee
Spouse Signature:	Title Trustee
If such Covered Person is an individual or an entity, address for notices:
with a copy to:
[Redacted: Personal information]
Attention: [Redacted: Personal information]	Attention:
Telephone: [Redacted: Personal information]	Telephone:
Email: [Redacted: Personal information]	Email:
Merger Consideration Election:
Total number of shares of Company Stock and Company Stock Options beneficially owned by the Covered Person:
[Redacted] Shares of Company Stock	[Redacted] Company Stock Options
Please check the Merger Consideration Election that the Covered Person is making:
☐
Stock Election as to 100% of such Covered Person’s Company Stock

☒
Cash Election as to 100% of such Covered Person’s Company Stock

☐
Stock Election as to 50% of the Covered Person’s Company Stock and Cash Election as to the other 50% of the Covered Person’s Company Stock

[Signature Page to Support Agreement]

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
IN WITNESS WHEREOF, each party has duly executed this Support Agreement as of the date first written above.
If such Covered Person is an individual:	If such Covered Person is an entity:
Name: Duncan MacMurdy	Name:
Signature: /s/ Duncan MacMurdy	By:
Spouse Name: [Redacted: Personal information]	Title:
Spouse Signature:
If such Covered Person is an individual or an entity, address for notices:
with a copy to:
[Redacted: Personal information]
Attention: [Redacted: Personal information	Attention:
Telephone: [Redacted: Personal information]	Telephone:
Email: [Redacted: Personal information]	Email:
Merger Consideration Election:
Total number of shares of Company Stock and Company Stock Options beneficially owned by the Covered Person:
[Redacted: Personal information] Shares of Company Stock	[Redacted: Personal information] Company Stock Options
Please check the Merger Consideration Election that the Covered Person is making:
☐
Stock Election as to 100% of such Covered Person’s Company Stock

☒
Cash Election as to 100% of such Covered Person’s Company Stock

☐
Stock Election as to 50% of the Covered Person’s Company Stock and Cash Election as to the other 50% of the Covered Person’s Company Stock

[Signature Page to Support Agreement]

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
IN WITNESS WHEREOF, each party has duly executed this Support Agreement as of the date first written above.
If such Covered Person is an individual:	If such Covered Person is an entity:
Name: Chris Metcalfe	Name:
Signature: /s/ Chris Metcalfe	By:
Spouse Name: [Redacted: Personal information]	Title:
Spouse Signature:
If such Covered Person is an individual or an entity, address for notices:
with a copy to:
[Redacted: Personal information]
Attention: [Redacted: Personal information	Attention:
Telephone: [Redacted: Personal information]	Telephone:
Email: [Redacted: Personal information]	Email:
Merger Consideration Election:
Total number of shares of Company Stock and Company Stock Options beneficially owned by the Covered Person:
[Redacted: Personal information] Shares of Company Stock	[Redacted: Personal information] Company Stock Options
Please check the Merger Consideration Election that the Covered Person is making:
☒
Stock Election as to 100% of such Covered Person’s Company Stock

☐
Cash Election as to 100% of such Covered Person’s Company Stock

☐
Stock Election as to 50% of the Covered Person’s Company Stock and Cash Election as to the other 50% of the Covered Person’s Company Stock

[Signature Page to Support Agreement]

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
IN WITNESS WHEREOF, each party has duly executed this Support Agreement as of the date first written above.
If such Covered Person is an individual:	If such Covered Person is an entity:
Name: Foon Wang Pong	Name:
Signature: /s/ Foon Wang Pong	By:
Spouse Name: [Redacted: Personal information]	Title:
Spouse Signature:
If such Covered Person is an individual or an entity, address for notices:
with a copy to:
[Redacted: Personal information]
Attention: [Redacted: Personal information	Attention:
Telephone: [Redacted: Personal information]	Telephone:
Email: [Redacted: Personal information]	Email:
Merger Consideration Election:
Total number of shares of Company Stock and Company Stock Options beneficially owned by the Covered Person:
[Redacted: Personal information] Shares of Company Stock	[Redacted: Personal information] Company Stock Options
Please check the Merger Consideration Election that the Covered Person is making:
☒
Stock Election as to 100% of such Covered Person’s Company Stock

☐
Cash Election as to 100% of such Covered Person’s Company Stock

☐
Stock Election as to 50% of the Covered Person’s Company Stock and Cash Election as to the other 50% of the Covered Person’s Company Stock

[Signature Page to Support Agreement]

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
IN WITNESS WHEREOF, each party has duly executed this Support Agreement as of the date first written above.
If such Covered Person is an individual:	If such Covered Person is an entity:
Name:	Name: Redpoint Associates V, LLC.
Signature:	By: /s/ Jeffrey D. Brody
Spouse Name:	Name: Jeffrey D. Brody
Spouse Signature:	Title Managing Director
If such Covered Person is an individual or an entity, address for notices:
with a copy to:
[Redacted: Personal information]
Attention: [Redacted: Personal information]	Attention:
Telephone: [Redacted: Personal information]	Telephone:
Email: [Redacted: Personal information]	Email:
Merger Consideration Election:
Total number of shares of Company Stock and Company Stock Options beneficially owned by the Covered Person:
[Redacted] Shares of Company Stock	[Redacted] Company Stock Options
Please check the Merger Consideration Election that the Covered Person is making:
☐
Stock Election as to 100% of such Covered Person’s Company Stock

☒
Cash Election as to 100% of such Covered Person’s Company Stock

☐
Stock Election as to 50% of the Covered Person’s Company Stock and Cash Election as to the other 50% of the Covered Person’s Company Stock

[Signature Page to Support Agreement]

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
IN WITNESS WHEREOF, each party has duly executed this Support Agreement as of the date first written above.
If such Covered Person is an individual:	If such Covered Person is an entity:
Name:	Name: Redpoint Ventures V, L.P. By: Redpoint Ventures V, L.L.C. Its: General Partner
Signature:
Spouse Name:	By: /s/ Jeffrey D. Brody Name: Jeffrey D. Brody Title Managing Member
Spouse Signature:
If such Covered Person is an individual or an entity, address for notices:
with a copy to:
[Redacted: Personal information]
Attention: [Redacted: Personal information]	Attention:
Telephone: [Redacted: Personal information]	Telephone:
Email: [Redacted: Personal information]	Email:
Merger Consideration Election:
Total number of shares of Company Stock and Company Stock Options beneficially owned by the Covered Person:
[Redacted] Shares of Company Stock	[Redacted] Company Stock Options
Please check the Merger Consideration Election that the Covered Person is making:
☐
Stock Election as to 100% of such Covered Person’s Company Stock

☒
Cash Election as to 100% of such Covered Person’s Company Stock

☐
Stock Election as to 50% of the Covered Person’s Company Stock and Cash Election as to the other 50% of the Covered Person’s Company Stock

[Signature Page to Support Agreement]

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
IN WITNESS WHEREOF, each party has duly executed this Support Agreement as of the date first written above.
If such Covered Person is an individual:	If such Covered Person is an entity:
Name: Jorge Valdeiglesias	Name:
Signature: /s/ Jorge Valdeiglesias	By:
Spouse Name: [Redacted: Personal information]	Title:
Spouse Signature:
If such Covered Person is an individual or an entity, address for notices:
with a copy to:
[Redacted: Personal information]
Attention: [Redacted: Personal information]	Attention:
Telephone: [Redacted: Personal information]	Telephone:
Email: [Redacted: Personal information]	Email:
Merger Consideration Election:
Total number of shares of Company Stock and Company Stock Options beneficially owned by the Covered Person:
[Redacted: Personal information] Shares of Company Stock	[Redacted: Personal information] Company Stock Options
Please check the Merger Consideration Election that the Covered Person is making:
☒
Stock Election as to 100% of such Covered Person’s Company Stock

☐
Cash Election as to 100% of such Covered Person’s Company Stock

☐
Stock Election as to 50% of the Covered Person’s Company Stock and Cash Election as to the other 50% of the Covered Person’s Company Stock

[Signature Page to Support Agreement]

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
IN WITNESS WHEREOF, each party has duly executed this Support Agreement as of the date first written above.
If such Covered Person is an individual:	If such Covered Person is an entity:
Name: Louis de Vallière	Name:
Signature: /s/ Louis de Vallière	By:
Spouse Name: [Redacted: Personal information]	Title:
Spouse Signature:
If such Covered Person is an individual or an entity, address for notices:
with a copy to:
[Redacted: Personal information]
Attention: [Redacted: Personal information]	Attention:
Telephone: [Redacted: Personal information]	Telephone:
Email: [Redacted: Personal information]	Email:
Merger Consideration Election:
Total number of shares of Company Stock and Company Stock Options beneficially owned by the Covered Person:
[Redacted: Personal information] Shares of Company Stock	[Redacted: Personal information] Company Stock Options
Please check the Merger Consideration Election that the Covered Person is making:
☒
Stock Election as to 100% of such Covered Person’s Company Stock

☐
Cash Election as to 100% of such Covered Person’s Company Stock

☐
Stock Election as to 50% of the Covered Person’s Company Stock and Cash Election as to the other 50% of the Covered Person’s Company Stock

[Signature Page to Support Agreement]

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
IN WITNESS WHEREOF, each party has duly executed this Support Agreement as of the date first written above.
If such Covered Person is an individual:	If such Covered Person is an entity:
Name:	Name: Valor Digital Investments, LLC — Series One
Signature:	By: /s/ Antonio J. Gracias
Spouse Name:	Name: Antonio J. Gracias
Spouse Signature:	Title Managing Member
If such Covered Person is an individual or an entity, address for notices: with a copy to:
with a copy to:
[Redacted: Personal information]	[Redacted: Personal information]
Attention: [Redacted: Personal information]	Attention: [Redacted: Personal information]
Telephone: [Redacted: Personal information]	Telephone: [Redacted: Personal information]
Email: [Redacted: Personal information]	Email: [Redacted: Personal information]
Merger Consideration Election:
Total number of shares of Company Stock and Company Stock Options beneficially owned by the Covered Person:
[Redacted] Shares of Company Stock	[Redacted] Company Stock Options
Please check the Merger Consideration Election that the Covered Person is making:
☐
Stock Election as to 100% of such Covered Person’s Company Stock

☒
Cash Election as to 100% of such Covered Person’s Company Stock

☐
Stock Election as to 50% of the Covered Person’s Company Stock and Cash Election as to the other 50% of the Covered Person’s Company Stock

[Signature Page to Support Agreement]

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
ANNEX I
Form of Joinder Agreement
This Joinder Agreement (this “Joinder Agreement”) is made as of                   by the undersigned (the “Joining Party”) in accordance with the Support Agreement, dated as of May [•], 2021, by and among Parent, HoldCo and each Covered Person party thereto, as the same may be amended from time to time (the “Support Agreement”). Capitalized terms used, but not defined, herein shall have the meaning ascribed to such terms in the Support Agreement.
The Joining Party hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party to and a “Covered Person” under the Support Agreement as of the date hereof and shall have all of the rights and obligations of a Covered Person as if it had executed the Support Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Support Agreement. The Joining Party hereby makes the representations and warranties set forth on Annex III to the Support Agreement to the Parent Parties, as of the date hereof, as of the Domestication Date and as of the Second Merger Effective Time, and as to itself, himself or herself only (and, if applicable, as to his or her Spouse).
[Signature Pages Follow]

Annex I-1

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
IN WITNESS WHEREOF, the undersigned has executed this Joinder Agreement as of the date first written above.
If such Joining Party is an individual:	If such Joining Party is an entity:
Name:	Name:
Signature:	By:
Spouse Name:	Title:
Spouse Signature:
If such Joining Party is an individual or an entity, address for notices:
with a copy to:

Attention:	Attention:
Telephone:	Telephone:
Email:	Email:
Merger Consideration Election:
Total number of shares of Company Stock and Company Stock Options beneficially owned by the Joining Party:
Shares of Company Stock	Company Stock Options
Please check the Merger Consideration Election that the Joining Party is making:
☐
Stock Election as to 100% of such Covered Person’s Company Stock

☐
Cash Election as to 100% of such Covered Person’s Company Stock

☐
Stock Election as to 50% of the Covered Person’s Company Stock and Cash Election as to the other 50% of the Covered Person’s Company Stock

[Signature Page to Joinder Agreement]

Annex I-2

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
ACCEPTED AND AGREED:
GALAXY DIGITAL HOLDINGS LTD.
By:

Name:
Title:
GALAXY DIGITAL PUBCO INC.
By:

Name:
Title:
[Signature Page to Joinder Agreement]

Annex I-3

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
ANNEX II
Persons Not Agreeing to Section 2(a)
[Redacted: List of names]

Annex II-1

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
ANNEX III
Representations and Warranties of Covered Persons (and, if applicable, Spouses)
Each Covered Person (and, if applicable, his or her Spouse) represents and warrants, severally and not jointly, to the Parent Parties, as of the date hereof (or, in the case of any Covered Person that becomes a party hereto by delivering a Joinder Agreement as contemplated by the recitals herein, as of the date of such Joinder Agreement), as of the Domestication Date and as of the Second Merger Effective Time, and as to itself, himself or herself only (and, if applicable, as to his or her Spouse), as follows:
(a)
(i) If such Covered Person is not a natural person, (A) such Covered Person is duly organized, validly existing and in good standing (where applicable) under the laws of the jurisdiction in which it is incorporated, organized or constituted, (B) such Covered Person has the legal capacity and has all requisite power and authority to execute and deliver this Agreement and to perform its, his or her obligations hereunder, and (C) the execution and delivery of this Agreement by such Covered Person and the performance of its obligations hereunder have been duly authorized by all necessary action of such Covered Person, this Agreement has been duly executed and delivered by such Covered Person and, assuming that this Agreement has been duly authorized, executed and delivered by Parent, this Agreement constitutes a valid and binding obligation of such Covered Person, enforceable against such Covered Person in accordance with its terms (except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies), (ii) if such Covered Person is married and such Covered Person’s Covered Securities constitute community property under Applicable Law, such Covered Person’s spouse (the “Spouse”) has the legal capacity and has all requisite power and authority to execute and deliver this Agreement and to perform his or her obligations hereunder, this Agreement has been duly executed and delivered by such Spouse and, assuming that this Agreement has been duly authorized, executed and delivered by Parent, this Agreement constitutes a valid and binding obligation of such Spouse, enforceable against such Spouse in accordance with its terms (except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies), (iii) if this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into and perform this Agreement on behalf of such Covered Person or Spouse, and (iv) the execution, delivery and performance by such Covered Person (and, if applicable, his or her Spouse) of this Agreement requires no action by or in respect of, or filing with, any Governmental Authority.

(b)
Such Covered Person is the record and beneficial owner (as defined in Rule 13d-3 under the Securities Act) of, and has good title to, the number of shares of Company Stock and the number of Company Stock Options, in each case, set forth on such Covered Person’s signature page hereto, free and clear of all Liens and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Covered Securities), other than generally applicable transfer restrictions under the Securities Act or restrictions under the Company’s Governing Documents or other agreements with the Company, in each case which shall not prevent or conflict with the transactions contemplated under the Merger Agreement or this Agreement, and such Covered Securities are, except as otherwise disclosed in writing to Parent and the Company prior to or concurrently with the execution hereof, the only Equity Securities of the Company or any of its Subsidiaries owned, directly or indirectly, of record or beneficially, by such Covered Person or any of its Affiliates. None of such Covered Person’s Covered Securities are subject to any voting trusts, stockholder agreements, proxies, or other agreements or understandings in effect with respect to the voting or transfer of such shares, except (i) under the Voting Agreement, and (ii) as provided hereunder.

(c)
Such Covered Person has received and reviewed a copy of this Agreement and the Merger Agreement, has had an opportunity to obtain the advice of independent legal counsel and other professional advisors of its own choosing prior to executing this Agreement and fully understands and accepts all of the provisions hereof and of the Merger Agreement, including that the

Annex III-1

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
consummation of the Mergers is subject to the conditions set forth in the Merger Agreement, and so there can be no assurance that the Mergers will be consummated.
(d)
The execution and delivery of this Agreement by such Covered Person (and, if applicable, his or her Spouse) does not, and the performance by such Covered Person (and, if applicable, his or her Spouse) of its, his or her obligations hereunder will not, (i) result in any violation of any Applicable Law, (ii) if such Covered Person is not an individual, violate any provision of the Governing Documents of such Covered Person, (iii) require any consent that has not been given or other action (including notice or payment) that has not been taken by any Person (including under any provision of any contract binding upon such Covered Person (and, if applicable, his or her Spouse) or such Covered Person’s Covered Securities) or (iv) result in a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of such Covered Person (with or without notice, lapse of time or both) pursuant to, any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation binding upon such Covered Person.

(e)
There is no Action pending against, or to the actual knowledge of such Covered Person (or, if applicable, his or her Spouse), threatened against such Covered Person (and, if applicable, his or her Spouse) or any of its Affiliates, by or before (or that would be by or before) any Governmental Authority or arbitrator that, if determined or resolved adversely in accordance with the plaintiff’s demands, would reasonably be expected, individually or in the aggregate, to prevent, enjoin or materially delay the consummation of the transactions contemplated by, or the performance by the Company or the Covered Person of its obligations under, this Agreement, the Merger Agreement or any of the other Transaction Documents. None of such Covered Person or, to such Covered Person’s actual knowledge, any of its Affiliates is subject to any judgment, decree, injunction, ruling, award, subpoena, determination, verdict or order of any Governmental Authority or arbitrator that would reasonably be expected, individually or in the aggregate, to prevent, enjoin or materially delay the consummation of the transactions contemplated by, or the performance by the Company or such Covered Person of its obligations under, this Agreement, the Merger Agreement or any of the other Transaction Documents.

(f)
No investment banker, broker, finder or other intermediary is entitled to a fee or commission from the Parent Parties, the Company or any of their respective Affiliates in respect of the Merger Agreement, this Agreement or any of the respective transactions contemplated thereby and hereby based upon any arrangement or agreement made by or, to the knowledge of the Covered Person, on behalf of, such Covered Person.

(g)
Without limiting Article IV of the Merger Agreement, such Covered Person acknowledges that the representations and warranties made by Parent pursuant to Section 3 of this Agreement in the other Transaction Documents are the exclusive representations and warranties made by the Parent Parties in connection with the transactions contemplated by this Agreement. Such Covered Person hereby disclaims any other express or implied, oral or written, representations or warranties.

Annex III-2

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
ANNEX IV
Representations and Warranties of Parent
Parent represents and warrants to each Covered Person as of the date hereof, as of the Domestication Date and as of the Second Merger Effective Time, as follows:
(a)
Each of the Parent Parties is an entity duly formed, validly existing and (where applicable) in good standing under the laws of its jurisdiction of formation and has all corporate or other organizational power and authority and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted and as currently contemplated to be conducted, except as would not have a Parent Material Adverse Effect. Each of the Parent Parties is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Each of the Parent Parties has not been dissolved or declared bankrupt, nor has a corporate resolution to dissolve or to be declared bankrupt been adopted and no demands or requests for such dissolution or declaration are pending (before a Governmental Authority or otherwise).

(b)
The execution and delivery of, and performance by Parent of its obligations under, this Agreement are within the corporate or other organizational powers of Parent. The execution and delivery of this Agreement by Parent and the performance of its obligations hereunder have been duly authorized by all necessary action of Parent, this Agreement has been duly executed and delivered by Parent and, assuming due authorization, execution and delivery by the other parties hereto, constitutes (or will constitute) the valid and binding agreement of Parent enforceable against Parent, in accordance with the terms hereof (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(c)
The execution, delivery and performance by Parent of this Agreement, the Merger Agreement and the other Transaction Documents to which it is a party and the consummation by the Parent of the transactions contemplated hereby require no consent, approval, authorization or permit of, or filing with or notification to, or other action in respect of, any Governmental Authority other than (i) the filing of the First Certificate of Merger and the Second Certificate of Merger with the Secretary of State of the State of Delaware in accordance with Delaware Law, (ii) the filing with the Secretary of State of the State of Delaware a Certificate of Domestication, together with a certificate of incorporation, and completing and making and procuring all those filings required to be made with the Cayman Islands Registrar of Companies, in each case, in connection with the Domestication, (iii) compliance with any applicable requirements of the HSR Act, (iv) the Required Regulatory Approvals, (v) approval of the TSX and (vi) any other actions or filings the absence of which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(d)
The execution, delivery and performance by Parent of this Agreement and the consummation by the Parent of the transactions contemplated hereby do not and will not, assuming receipt of the Required Parent Stockholder Approval, contravene, conflict with, or result in any violation or breach of any provision of any Governing Document of the Parent.

(e)
Parent hereby acknowledges and agrees that no Investor Covered Person is a Service Provider.

Annex IV-1

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
ANNEX V
Investor Covered Persons
[Redacted: List of names]

Annex V-1

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
ANNEX VI
Specified Restricted Persons
[Redacted: List of names]

Annex VI-1

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Annex F
[To Come]

Annex F-1

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Annex G
[FORM OF] ELECTION FORM
WITH RESPECT TO SHARES OF BITGO HOLDINGS, INC.
THE ELECTION DEADLINE IS 11:59 P.M., PACIFIC TIME, ON [•], 2021
Reference is hereby made to the Agreement and Plan of Merger, dated as of [•], 2021 (the “Merger Agreement”), by and among Galaxy Digital Holdings Ltd., an exempted company formed under the laws of the Cayman Islands (“Parent” provided that, (i) with respect to any time after the effective time of the Domestication, “Parent” shall be deemed to refer to Galaxy Digital Holdings Inc., a Delaware corporation, for all purposes hereof and (ii) with respect to any time after the First Merger Effective Time (as defined in the Merger Agreement), “Parent” shall be deemed to refer to Surviving GDHI), Galaxy Digital Holdings LP, an exempted limited partnership formed and registered under the laws of the Cayman Islands (“OpCo”), acting by its general partner, Galaxy Digital Holdings GP LLC, Galaxy Digital Pubco Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent as of the date of the Merger Agreement (“HoldCo”), GDH Titan Merger Sub 1, Inc., a Delaware corporation and a direct wholly owned subsidiary of HoldCo as of the date of the Merger Agreement (“Merger Sub 1”), GDH Titan Merger Sub 2, Inc., a Delaware corporation and an entity directly jointly owned by OpCo and HoldCo as of the date of the Merger Agreement (“Merger Sub 2”), BitGo Holdings, Inc., a Delaware corporation (“BitGo”), and Fortis Advisors LLC, a Delaware limited liability company, in its capacity as the representative of the Equityholders as set forth in the Merger Agreement. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.
The Merger Agreement provides for, among other things, the merger of Merger Sub 2 with and into BitGo (the “Merger”), with (1) BitGo surviving such merger as an entity directly and jointly owned by OpCo and HoldCo and (2) the Company Stockholders being entitled to receive, as consideration for their Company Stock, the consideration set forth in the Merger Agreement. Pursuant to Section 3.08 of the Merger Agreement, each Company Stockholder has the opportunity to elect to receive, as the portion of the consideration payable at the closing of the Merger for such Company Stockholder’s shares of Company Stock, either (A) solely shares of HoldCo Class A Common Stock (a “Stock Election”), (B) solely cash (a “Cash Election”) or (C) a Stock Election as to 50% of such Company Stockholder’s Company Stock and a Cash Election as to the other 50% of such Company Stockholder’s Company Stock (a “Mixed Election”). Any Company Stockholder that makes a Stock Election must also execute customary documents in connection therewith as may be reasonably requested by the Parent Parties, including the Letter of Transmittal that will be separately distributed to all Company Stockholders, and agree to the transfer restrictions with respect to the HoldCo Class A Common Stock to be received by such Company Stockholder as set forth in the Letter of Transmittal.
Please note that every Merger Consideration Election is subject to all of the terms and conditions of the Merger Agreement and is subject to proration as set forth in Section 3.08(d) of the Merger Agreement and described in the Consent Solicitation Statement that has been separately distributed to all Company Stockholders, which you are encouraged to read carefully in its entirety before making a Merger Consideration Election.
If a Company Stockholder either (i) does not submit a properly completed Election Form prior to the Election Deadline, (ii) properly revokes an Election Form (in accordance with the procedures listed below) prior to the Election Deadline and does not thereafter resubmit a properly completed Election Form prior to the Election Deadline, or (iii) with respect to any Dissenting Shares, fails to perfect his, her or its right to dissent under Applicable Law, such Company Stockholder shall be deemed to have made a Cash Election. Any nominee record holders who hold Company Stock on behalf of multiple beneficial owners shall make a separate Merger Consideration Election on behalf of each such beneficial owner.
A Merger Consideration Election is properly and timely made only if PNC Bank, National Association (the “Exchange Agent”) shall have actually received a properly completed Election Form by the Election Deadline, as shall be determined by the Exchange Agent in its sole discretion. Any Election Form may be revoked or changed prior to the Election Deadline by the Company Stockholder submitting such Election Form to the Exchange Agent by delivery to the Exchange Agent of a new Election Form; provided that to be effective, such new Election Form must be properly completed and delivered to the Exchange Agent at or

Annex G-1

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
prior to the Election Deadline, as shall be determined by the Exchange Agent in its sole discretion. Neither the Exchange Agent nor any other Person shall be under any obligation to notify any Person of any defect in an Election Form or whether an Election Form was submitted timely.
PLEASE COMPLETE AND SIGN THIS FORM WHERE INDICATED BELOW TO MAKE EITHER (1) A STOCK ELECTION, (2) A CASH ELECTION OR (3) A MIXED ELECTION. IF NO BOX BELOW IS CHECKED, YOU WILL BE DEEMED TO HAVE MADE A “CASH ELECTION” WITH RESPECT TO YOUR COMPANY STOCK.
If an individual:	If an entity:
Name:	Name:
Signature:	By:
Title:
Merger Consideration Election:
Total number of shares of Company Stock beneficially owned:
Please check the Merger Consideration Election that you are hereby irrevocably making:
☐
Stock Election as to 100% of your Company Stock

☐
Cash Election as to 100% of your Company Stock

☐
Mixed Election—Stock Election as to 50% of your Company Stock and Cash Election as to the other 50% of your Company Stock

Annex G-2

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Annex H
[FORM OF] LETTER OF TRANSMITTAL
SUBMITTED IN CONNECTION WITH PAYMENT FOR SECURITIES OF
BITGO HOLDINGS, INC.
This Letter of Transmittal is being delivered to you in connection with the Agreement and Plan of Merger dated as of May [•], 2021 (the “Merger Agreement”), by and among Galaxy Digital Holdings Ltd., an exempted company formed under the laws of the Cayman Islands (“Parent” provided that, (i) with respect to any time after the effective time of the Domestication, “Parent” shall be deemed to refer to Galaxy Digital Holdings Inc., a Delaware corporation, for all purposes hereof and (ii) with respect to any time after the First Merger Effective Time, “Parent” shall be deemed to refer to Surviving GDHI), Galaxy Digital Holdings LP, an exempted limited partnership formed and registered under the laws of the Cayman Islands (“OpCo”), acting by its general partner, Galaxy Digital Holdings GP LLC, Galaxy Digital Pubco Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent as of the date of the Merger Agreement (“HoldCo”), GDH Titan Merger Sub 1, Inc., a Delaware corporation and a direct wholly owned subsidiary of HoldCo as of the date of the Merger Agreement (“Merger Sub 1”), GDH Titan Merger Sub 2, Inc., a Delaware corporation and an entity directly jointly owned by OpCo and HoldCo as of the date of the Merger Agreement (“Merger Sub 2”), BitGo Holdings, Inc., a Delaware corporation (“BitGo”), and Fortis Advisors LLC, a Delaware limited liability company, in its capacity as the representative of the Equityholders as set forth in the Merger Agreement. Capitalized terms used but not defined herein shall have the meaning set forth in the Merger Agreement.
The Merger Agreement provides for, among other things, the merger of Merger Sub 2 with and into BitGo (the “Merger”), with (1) BitGo surviving such merger as an entity directly and jointly owned by OpCo and HoldCo and (2) BitGo’s equityholders being entitled to receive, as consideration for their Company Equity Interests, the consideration set forth in the Merger Agreement. As a result of the Merger, (i) except for Company Disregarded Shares, Parent-Held Disregarded Shares and Dissenting Shares (if any), all shares of Company Stock will be canceled and converted into the right to receive a portion of the Merger Consideration to be paid in accordance with the Merger Agreement, (ii) all In-the-Money Company Stock Options, whether vested or unvested, will be assumed by HoldCo and converted in an option to purchase a number of shares of HoldCo Class A Common Stock as set forth in the Merger Agreement and (iii) all Out-of-the-Money Company Stock Options, whether vested or unvested, will be canceled without any conversion thereof in accordance with the Merger Agreement.
To receive payment of a portion of the Merger Consideration to which you are entitled pursuant to the Merger Agreement in respect of all shares of Company Stock held by you, you (the “Undersigned”) must complete and sign this Letter of Transmittal, including the applicable exhibits, and deliver this Letter of Transmittal to PNC Bank, National Association (the “Exchange Agent”).
In accordance with the Merger Agreement, your shares of Company Common Stock, Company Preferred Stock and In-the-Money Company Stock Options (the “Securities”) are hereby surrendered to be exchanged for the applicable portion of the Merger Consideration on the terms set forth in the Merger Agreement, your Election Form (if applicable) and this Letter of Transmittal. By signing and submitting this Letter of Transmittal, you (and, if applicable, your Spouse) hereby represent and warrant to the Parent Parties, and covenant and agree as follows:
1.
Payment of Consideration.   The Undersigned, upon request, will execute and deliver any additional documents reasonably necessary to complete the payment of the applicable portion of the Merger Consideration to the Undersigned. All authority conferred or agreed to be conferred by the Undersigned pursuant to this Letter of Transmittal shall be binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the Undersigned and shall not be affected by, and shall survive, the death or incapacity of the Undersigned.

2.
Delivery of Required Materials.   The Undersigned understands that (i) unless and until the Undersigned submits a signed and properly completed Letter of Transmittal according to the terms and instructions herein, neither the Undersigned nor its designee (if any) will be entitled to

Annex H-1

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
receive any portion of the Merger Consideration pursuant to the terms and conditions of the Merger Agreement and (ii) no interest will accrue on any cash payment due to the Undersigned and/or its designee (if any) pursuant to the transactions contemplated by this Letter of Transmittal and the Merger Agreement. The Undersigned has received and reviewed a copy of this Letter of Transmittal and the Merger Agreement, has had an opportunity to obtain the advice of independent legal counsel and other professional advisors of its own choosing prior to executing this Letter of Transmittal and fully understands and accepts all of the provisions hereof and of the Merger Agreement, including that the consummation of the Merger is subject to the conditions set forth in the Merger Agreement, and so there can be no assurance that the Merger will be consummated.
3.
Due Authorization.   (i) If the Undersigned is not a natural person, (A) the Undersigned is duly organized, validly existing and in good standing (where applicable) under the laws of the jurisdiction in which it is incorporated, organized or constituted, (B) the Undersigned has the legal capacity and has all requisite power and authority to execute and deliver this Letter of Transmittal and to perform its, his or her obligations hereunder, and (C) the execution and delivery of this Letter of Transmittal by the Undersigned and the performance of its obligations hereunder have been duly authorized by all necessary action of the Undersigned, this Letter of Transmittal has been duly executed and delivered by the Undersigned and, assuming that this Letter of Transmittal has been duly authorized, executed and delivered by Parent, this Letter of Transmittal constitutes a valid and binding obligation of the Undersigned, enforceable against the Undersigned in accordance with its terms (except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies), (ii) if the Undersigned is married and the Undersigned’s Securities constitute community property under Applicable Law, the Undersigned’s spouse (“Spouse”) has the legal capacity and has all requisite power and authority to execute and deliver this Letter of Transmittal and to perform his or her obligations hereunder, this Letter of Transmittal has been duly executed and delivered by such Spouse and, assuming that this Letter of Transmittal has been duly authorized, executed and delivered by Parent, this Letter of Transmittal constitutes a valid and binding obligation of such Spouse, enforceable against such Spouse in accordance with its terms (except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies), (iii) if this Letter of Transmittal is being executed in a representative or fiduciary capacity, the Person signing this Letter of Transmittal has full power and authority to enter into and perform this Letter of Transmittal on behalf of the Undersigned or Spouse, and (iv) the execution, delivery and performance by the Undersigned (and, if applicable, his or her Spouse) of this Letter of Transmittal requires no action by or in respect of, or filing with, any Governmental Authority.

4.
Title.   The Undersigned is the record and beneficial owner (as defined in Rule 13d-3 under the Securities Act) of, and has good title to, the number of shares of Company Stock and the number of Company Stock Options, in each case, set forth on the Undersigned’s signature page hereto, free and clear of all Liens and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Securities), other than generally applicable transfer restrictions under the Securities Act or restrictions under the Company’s Governing Documents or other agreements with the Company, in each case which shall not prevent or conflict with the transactions contemplated under the Merger Agreement or this Letter of Transmittal, and such Securities are, except as otherwise disclosed in writing to Parent and the Company prior to or concurrently with the execution hereof, the only Equity Securities of the Company or any of its Subsidiaries owned, directly or indirectly, of record or beneficially, by the Undersigned or any of its Affiliates. None of the Undersigned’s Securities are subject to any voting trusts, stockholder agreements, proxies, or other agreements or understandings in effect with respect to the voting or transfer of such shares, except (i) under the Fifth Amended and Restated Voting Agreement, dated as of February 18, 2020, by and among the Company and the investors and key holders party thereto (the “Voting Agreement”), and (ii) as provided hereunder.

5.
Litigation.   There is no Action pending against, or to the knowledge of the Undersigned (or, if applicable, his or her Spouse), threatened against the Undersigned (and, if applicable, his or her

Annex H-2

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Spouse) or any of its Affiliates, by or before (or that would be by or before) any Governmental Authority or arbitrator that, if determined or resolved adversely in accordance with the plaintiff’s demands, would reasonably be expected, individually or in the aggregate, to prevent, enjoin or materially delay the consummation of the transactions contemplated by, or the performance by the Company or the Undersigned of its obligations under, this Letter of Transmittal, the Merger Agreement or any of the other Transaction Documents. None of the Undersigned or, to the Undersigned’s actual knowledge, any of its Affiliates is subject to any judgment, decree, injunction, ruling, award, subpoena, determination, verdict or order of any Governmental Authority or arbitrator that would reasonably be expected, individually or in the aggregate, to prevent, enjoin or materially delay the consummation of the transactions contemplated by, or the performance by the Company or the Undersigned of its obligations under, this Letter of Transmittal, the Merger Agreement or any of the other Transaction Documents.
6.
Due Execution.   The execution and delivery of this Letter of Transmittal by the Undersigned (and, if applicable, his or her Spouse) does not, and the performance by the Undersigned (and, if applicable, his or her Spouse) of its, his or her obligations hereunder will not, (i) result in any violation of any Applicable Law, (ii) if the Undersigned is not an individual, violate any provision of the Governing Documents of the Undersigned, (iii) require any consent that has not been given or other action (including notice or payment) that has not been taken by any Person (including under any provision of any contract binding upon the Undersigned (and, if applicable, his or her Spouse) or the Undersigned’s Securities) or (iv) result in a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of the Undersigned (with or without notice, lapse of time or both) pursuant to, any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation binding upon the Undersigned.

7.
Brokers.   No investment banker, broker, finder or other intermediary is entitled to a fee or commission from the Parent Parties, the Company or any of their respective Affiliates in respect of the Merger Agreement, this Letter of Transmittal or any of the respective transactions contemplated thereby and hereby based upon any arrangement or agreement made by or, to the knowledge of the Undersigned, on behalf of, the Undersigned.

8.
Appointment of the Equityholders’ Representative.   The Undersigned (and, if applicable, his or her Spouse) hereby agrees and consents to the irrevocable appointment of Fortis Advisors LLC as the Equityholders’ Representative as contemplated by Section 12.01(a) of the Merger Agreement, as the sole representative, agent and attorney-in-fact for and on behalf of all Equityholders (in their capacity as such), including the Undersigned (and, if applicable, his or her Spouse), with full power of substitution, with all of the powers and authority contemplated by the Merger Agreement (including Section 12.01(b) thereof), and agrees to abide by and be bound by the terms thereof, which are incorporated herein by this reference, and the Undersigned (and, if applicable, his or her Spouse) hereby acknowledges and agrees that the Merger Agreement permits the Equityholders’ Representative to take the actions set forth therein.

9.
Binding Effect of the Merger Agreement.   The Undersigned (and, if applicable, his or her Spouse) hereby acknowledges that it has received a copy of the Merger Agreement and agrees to be bound by the terms of the Merger Agreement purporting to bind the Undersigned (and, if applicable, his or her Spouse) as if the Undersigned (and, if applicable, his or her Spouse) were an original signatory thereto as an Equityholder thereunder, including (i) the provisions providing for the determination, allocation and payment of consideration thereunder, and withholding with respect thereto (including Sections 3.13(b) and 3.18 of the Merger Agreement), (ii) the indemnification provisions set forth in Section 11.02 of the Merger Agreement and (iii) the provisions in Section 6.05 (Termination of Affiliate Contracts and Accounts), Section 6.09 (Exclusivity), Section 9.02(a) (Public Announcements) and Section 9.02(c) (Confidentiality) of the Merger Agreement (in each case, mutatis mutandis). In addition to the foregoing, the Undersigned (and, if applicable, his or her Spouse) hereby expressly makes and agrees to be bound by the release set forth in Section 6.10 of the Merger Agreement, and if requested by Parent or the Company at any time after the date of this Letter of Transmittal, the Undersigned (and, if applicable, his or her

Annex H-3

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
Spouse) will deliver a separate release in favor of the Released Parties releasing all Released Claims. Without limiting the generality of the foregoing, the Undersigned (and, if applicable, his or her Spouse) acknowledges and agrees that, as provided in the Merger Agreement, (1) a portion of the consideration otherwise payable to the Equityholders pursuant to the Merger Agreement will be withheld by the Parent Parties in accordance with the terms and conditions of the Merger Agreement and (2) a portion of the consideration otherwise payable to the Equityholders pursuant to the Merger Agreement will be paid to the Equityholders’ Representative for the purpose of covering any expenses of the Equityholders’ Representative or other third-party expenses as set forth in Section 12.02 of the Merger Agreement. The Undersigned (and, if applicable, his or her Spouse) further acknowledges and agrees that the Undersigned shall be entitled to receive distributions with respect to the Holdback Adjustment Amount, the Holdback Deferred Initial Amount and the Holdback Indemnity Amount and the Equityholders’ Representative Expense Amount only if, and to the extent that, any portion of such amounts is required to be distributed to the Undersigned pursuant to the terms of the Merger Agreement.
10.
Consent to Termination of Investor Agreements.   Effective as of, and contingent upon the occurrence of, the Closing, the Undersigned, to the extent it is party thereto, hereby approves and consents to the termination of, and agrees that upon such termination, no party thereto shall have any further rights, claims or obligations under, each of the Investor Agreements and each of the Investor Agreements shall be of no further force or effect (including any provisions of any such agreement that, by their terms, survive such termination), to the extent the Undersigned’s consent or approval is required for such termination.

11.
Further Assurances.   The Undersigned agrees (and, if applicable, his or her Spouse) hereby irrevocably waives, and agrees not to exercise or attempt to exercise, any right to dissent or right of appraisal or any similar provision under Applicable Law (including pursuant to Delaware Law or the CCC) in connection with the Merger and the other transactions contemplated by the Merger Agreement. The Undersigned (and, if applicable, his or her Spouse) agrees that the Undersigned will not bring, commence, institute, maintain, prosecute or voluntarily aid any Action, at law or in equity, in any court or before any Governmental Authority, which challenges the validity of or seeks to enjoin, impair or delay the valid operation of any provision of this Letter of Transmittal, the Merger Agreement or any of the other Transaction Documents or the consideration and approval thereof by the Board of Directors or stockholders of the Company or the governing bodies and equity holders of any of the other Acquired Companies. Without limiting the generality of the foregoing, the Undersigned agrees to execute and deliver, or cause to be executed and delivered, all further documents and instruments as any of the Parent Parties may reasonably request to consummate and make effective the transactions contemplated by the Merger Agreement, this Letter of Transmittal and the other Transaction Documents to which the Undersigned is a party.

12.
Confidentiality.   The Undersigned acknowledges, on behalf of itself, himself or herself (and, if applicable, on behalf of his or her Spouse) and on behalf of its, his or her Related Parties, that the success of the Acquired Companies after the Second Merger Effective Time depends upon the continued preservation of the confidentiality of information regarding the business, operations and affairs of the Acquired Companies (including trade secrets, confidential information and proprietary materials, which may include the following categories of information and materials: methods, procedures, computer programs and architecture, databases, customer information, lists and identities, employee lists and identities, pricing information, research, methodologies, contractual forms, and other information, whether tangible or intangible, which is not publicly available generally) (collectively, the “Confidential Information”) accessed or possessed by the Undersigned and its, his or her Related Parties and that the preservation of the confidentiality of such information by the Acquired Companies (before the Second Merger Effective Time) and by the Undersigned and its, his or her Related Parties is an essential premise of the transactions contemplated by the Merger Agreement, this Letter of Transmittal and the other Transaction Documents. Accordingly, the Undersigned shall hold, and shall direct its, his or her Representatives and respective Related Parties to hold, in confidence and not disclose to any other Person or use (other than for the purposes of enforcing the Undersigned’s rights under the Merger Agreement and the agreements ancillary thereto), any Confidential Information; provided that the Undersigned

Annex H-4

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
shall be responsible for any non-compliance with the terms of this Section 12 by any of its, his or her Representatives and Related Parties. Notwithstanding the foregoing, the Undersigned may disclose Confidential Information as and to the extent (i) required by Applicable Law, so long as the disclosing party (x) provides prior written notice thereof to the party whose information will be disclosed and (y) reasonably cooperates with the Company’s efforts to seek a protective order causing such information so disclosed to be kept confidential, at the Company’s expense (ii) that such Confidential Information can be shown to have been in the public domain through no fault of the Undersigned or any of their respective Related Parties or and of their or their respective Related Parties’ Representatives or (iii) to the extent that such Confidential Information is disclosed in connection with the ordinary course performance of the Undersigned’s duties as a service provider to any of the Parent Parties, the Acquired Companies and/or their respective Affiliates (without violation of any agreements entered into in connection with such service relationship). In addition, notwithstanding the foregoing and for the avoidance of doubt, the Undersigned may disclose such Confidential Information (x) on a confidential basis to its, his or her tax and financial advisors for purposes of complying with the Undersigned’s tax obligations or other reporting obligations under Applicable Law arising out of this Letter of Transmittal, the Merger Agreement or the transactions contemplated hereby or thereby (provided that the Undersigned remains liable for any violation of the terms of this Section 12 by such Persons to whom Confidential information is so disclosed as if they were the Undersigned) or (y) on a confidential basis to its, his or her legal counsel and accountants for the purpose of evaluating the legal and financial ramifications of this Letter of Transmittal, the Merger Agreement or the transactions contemplated hereby or thereby (provided that the Undersigned remains liable for any violation of the terms of this Section 12 by such Persons to whom Confidential information is so disclosed as if they were the Undersigned) or (z) in response to any audit or examination by, or a blanket document request from, a regulatory or self-regulatory authority, bank examiner or auditor. The Undersigned shall not, and shall direct its, his or her Related Parties not to, issue any press release, have any communication with the press (whether or not for attribution) or make any other public statement with respect to this Letter of Transmittal, the Merger Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby, without the prior written consent of Parent, which consent will not be unreasonably withheld, conditioned or delayed. Notwithstanding anything in this Section 12 or otherwise, it is understood that federal law affords certain protections for cooperating with or reporting legal violations to the SEC and/or its Office of the Whistleblower, as well as certain other Governmental Authorities, and as such, nothing in this Section 12 or otherwise is intended to prohibit the Undersigned from disclosing this Letter of Transmittal to, or from cooperating with or reporting violations to, the SEC or any other such Governmental Authority, and the Undersigned may do so without notifying Parent. Parent may not retaliate against the Undersigned for any of these activities, and nothing in this Section 12 or otherwise would require the Undersigned to waive any monetary award or other payment that the Undersigned might become entitled to from the SEC or any other Governmental Authority.
13.
Transfer Restrictions Applicable to HoldCo Equity Interests.

a.
Except as contemplated by this Letter of Transmittal or with the prior written consent of HoldCo (which it may, acting in good faith, withhold in its sole discretion), the Undersigned (and, if applicable, his or her Spouse) agrees not to, until after the first anniversary of the Closing Date, take any action to, directly or indirectly, Transfer (i) any shares of HoldCo Class A Common Stock that the Undersigned receives as Merger Consideration pursuant to the Merger Agreement (the “Restricted HoldCo Shares”) or (ii) any securities of HoldCo that are outstanding and owned by the Undersigned immediately following the Second Merger Effective Time that are convertible into or exercisable or exchangeable (directly or indirectly) for HoldCo Class A Common Stock or any shares of HoldCo Class A Common Stock issued upon exercise or exchange thereof (including HoldCo Class A Common Stock or other securities that may be issued after the Second Merger Effective Time upon exercise, vesting or settlement, as applicable, of any stock option, restricted stock unit or other equity or equity-based award or interest, including for the avoidance of doubt, Exchanged Options) (the securities described in this clause (ii), the “Restricted HoldCo Other Securities” and,

Annex H-5

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
together with the Restricted HoldCo Shares, the “Restricted HoldCo Securities”). HoldCo may impose stop-transfer instructions with respect to the Restricted HoldCo Securities subject to the restrictions set forth in this Section 13(a).
b.
Exceptions.   Notwithstanding the foregoing in this Section 13, nothing in this Letter of Transmittal shall prohibit the Undersigned from Transferring any portion or all of the Undersigned’s Restricted HoldCo Securities:

i.
by gift, will, intestate succession or charitable contribution;

ii.
to (A) a trust that is for the exclusive benefit of the Undersigned or his or her spouse, lineal descendant, sibling, parent or heir designed to achieve the estate planning objectives of the Undersigned and which is and remains under the exclusive direct or indirect control of the Undersigned or (B) a corporation, limited liability company or other legal entity all of the economic interests of which are held by or for the benefit of the Undersigned or any Persons described in the foregoing clause (A) and which is and remains under the direct or indirect control of the Undersigned;

iii.
by operation of law or pursuant to a court order or an order of a regulatory agency, such as a qualified domestic relations order, divorce decree or separation agreement;

iv.
in the case of Exchanged Options constituting Restricted HoldCo Other Securities, to HoldCo pursuant to the exercise, in each case on a “cashless” or “net exercise” basis, of any Exchanged Options (provided that any shares of HoldCo Class A Common Stock, as applicable, received by the Undersigned upon any such exercise will be subject to the terms of Section 13(a));

v.
in the case of the Restricted HoldCo Other Securities, for purposes of satisfying any withholding taxes and/or estimated taxes due as a result of the exercise, vesting or settlement, as applicable, of any Restricted HoldCo Other Securities;

vi.
in the case of the Restricted HoldCo Securities, in connection with HoldCo’s consummation of a liquidation, merger, amalgamation, share exchange, reorganization, tender offer or other similar transaction that results in all of HoldCo’s stockholders having the right to exchange their equity holdings in the HoldCo for cash, securities or other property; or

vii.
to an Affiliate or equityholder of such Covered Person; provided that such Transfer was made without consideration;

provided, however, that in the case of any of the foregoing clauses (i), (ii), (iii) or (vii), the transferee in such Transfer shall agree in a writing delivered to Parent or HoldCo, as applicable, that the Restricted HoldCo Securities, as applicable, so transferred will thereafter continue be subject to the terms of this Section 13; provided further, that in the case of the foregoing clause (vii), the Merger Consideration Election made by the transferor shall continue to be binding upon the transferee after such Transfer.
c.
If any Transfer is made or attempted contrary to the provisions of this Letter of Transmittal, such purported Transfer shall be null and void ab initio, and HoldCo shall refuse to recognize any such purported transferee of the applicable Restricted HoldCo Securities, as applicable, as one of its equityholders for any purpose.

d.
Until the day after the first anniversary of the Closing, each certificate (if any) or book entry evidencing any Restricted HoldCo Securities shall be stamped or otherwise imprinted or legended with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LETTER OF TRANSMITTAL DELIVERED TO THE ISSUER OF SUCH SECURITIES (THE “ISSUER”) BY

Annex H-6

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
CERTAIN OF THE ISSUER’S SECURITY HOLDERS NAMED THEREIN (THE “LETTER OF TRANSMITTAL”), AND CANNOT BE TRANSFERRED BY THE HOLDER HEREOF EXCEPT AS CONTEMPLATED BY THE LETTER OF TRANSMITTAL OR WITH THE PRIOR WRITTEN CONSENT OF THE ISSUER (WHICH IT MAY, ACTING IN GOOD FAITH, WITHHOLD IN ITS SOLE DISCRETION). A COPY OF THE LETTER OF TRANSMITTAL WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”
14.
Governing Law; Exclusive Jurisdiction; WAIVER OF JURY TRIAL.   Section 14.06 and Section 14.07 of the Merger Agreement are incorporated herein by reference, mutatis mutandis. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATED TO THIS LETTER OF TRANSMITTAL, THE MERGER AGREEMENT THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

15.
Interpretation.   Section 1.02 of the Merger Agreement is incorporated herein by reference, mutatis mutandis.

16.
Support Agreement Signatories.   If the Undersigned is a party to the Support Agreement, dated as of the date of the Merger Agreement, by and among Parent, HoldCo, BitGo and the other parties thereto, in the event of any conflict between this Letter of Transmittal and the terms of such Support Agreement, the terms of such Support Agreement shall supersede the terms of this Letter of Transmittal.

[EXCHANGE AGENT’S STANDARD FORMS FOR SIGNATURES,
CONFIRMATION OF HOLDINGS OF COMPANY EQUITY INTERESTS, PAYMENT INSTRUCTIONS WILL BE ADDED TO THIS LETTER OF TRANSMITTAL PRIOR TO THE CLOSING IN A FORM PROVIDED BY THE EXCHANGE AGENT AND MUTUALLY AGREED TO BY THE COMPANY AND THE PARENT PARTIES.]

Annex H-7

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
PART II—INFORMATION NOT REQUIRED IN PROSPECTUS
INDEMNIFICATION OF DIRECTORS & OFFICERS OF GALAXY
Cayman Islands
The Companies Act of the Cayman Islands does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors. However, such provision may be held by the Cayman Islands courts to be unenforceable, to the extent it seeks to indemnify or exculpate a fiduciary in respect of their actual fraud or willful default, or for the consequences of committing a crime. The Registrant’s amended and restated memorandum and articles of association provides for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own actual fraud or willful default.
Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, or the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.
Delaware
Section 102(b)(7) of the DGCL permits a Delaware corporation, in its certificate of incorporation, to limit or eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breaches of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the director derived an improper personal benefit.
Under Section 145 of the DGCL, a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify any person who was or is a party or is threatened to be made a party to any such threatened, pending or completed action by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) only against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent the appropriate court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.
As permitted by Section 102(b)(7) of the DGCL, Pubco’s Proposed Charter will provide that no director of Pubco shall be liable to Pubco or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that such exemption from liability or limitation thereof is not permitted under the DGCL as currently in effect or as the same may be amended. This provision in Pubco’s Proposed Charter will not eliminate the directors’ fiduciary duties, and in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director of Pubco may be subject to personal liability for breach of the director’s duty of loyalty to Pubco, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also will not affect a director’s responsibilities under any other applicable law, such as the United States federal securities laws or state or federal environmental laws.
Pubco’s Proposed Bylaws will also provide that Pubco is required to indemnify and advance expenses to its present and former officers and directors to the fullest extent permitted by applicable law.
Further, effective [•], 2022, we entered into director and officer indemnification agreements, which were further amended and restated, pursuant to which we agreed to additional indemnification and advancement procedures and protections for our directors and certain of our executive officers.

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
(a)
The following exhibits are filed as part of this registration statement:

Exhibit Number	Description
2.1*	Agreement and Plan of Merger of Galaxy and BitGo
3.1*	Interim Certificate of Incorporation of GDH Delaware
3.2*	Interim Bylaws of GDH Delaware
3.3*	A&R Certificate of Incorporation of Pubco
3.4*	A&R Bylaws of Pubco
4.1*	Form of Class A Common Stock Certificate
4.2*	Form of Amended and Restated Warrant Instrument (including Form of Warrant Certificate contained in Schedule 1 thereto)
4.3*	Indenture, dated as of December 9, 2021, among GDH LP, Pubco, GDHL and The Bank of New York Mellon, as Trustee
4.4*	Form of GDH LP’s 3.00% Exchangeable Senior Note due 2026 (included in Exhibit 4.3)
4.5*	Registration Rights Agreement, dated as of December 9, 2021, among Pubco, GDH LP and the investors party thereto
5.1*	Opinion of Davis Polk & Wardwell LLP regarding validity of Pubco Class A common stock
8.1*	Opinion of Davis Polk & Wardwell LLP regarding United States tax consequences to GDHL shareholders
8.2*	Opinion of Sheppard, Mullin, Richter & Hampton regarding United States tax consequences to BitGo stockholders
8.3*	Opinion of Blake, Cassels & Graydon LLP regarding Canadian tax consequences to shareholders
8.4*	Opinion of Maples and Calder (Cayman) LLP regarding Cayman tax consequences to shareholders
10.1*	Form of A&R Limited Partnership Agreement of GDH LP
10.2*	Pubco D&O Indemnification Agreement
10.3*	Equity Compensation Plans & Award Agreements in respect of Pubco Common Stock
10.4*	Employment Agreement, dated [May 5] 2021, by and between GDS LLC and Michael Belshe
10.5*	Form of Tax Receivables Agreement
16.1*	Letter of Davidson & Company LLP
21.1*	Subsidiaries of Pubco following the Reorganization and Reorganization Merger
23.1*	Consent of Davidson & Company LLP
23.2*	Consent of Deloitte & Touche LLP
23.3*	Consent of Davis Polk & Wardwell LLP (included in Exhibits 5.1 and 8.1)
23.4*	Consent of Sheppard, Mullin, Richter & Hampton (included in Exhibit 8.2
23.5*	Consent of Blake, Cassels & Graydon LLP (included in Exhibit 8.3)
23.6*	Consent of Maples and Calder (Cayman) LLP (included in Exhibit 8.4)
24.1*	Powers of Attorney (included on signature pages)
99.1*	Consent of Rhonda Adams Medina to be named as a director nominee
99.2*	Consent of Richard Tavoso to be named as a director nominee
99.3*	Consent of Michael Belshe to be named as a director nominee

*
To be filed by amendment

(b)
The following financial statement schedule is filed as part of this registration statement:

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Pursuant to 17 C.F.R. Section 200.83
UNDERTAKINGS
1.
Each undersigned registrant hereby undertakes:

(a)
To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)
To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; and

(b)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)
That, for the purpose of determining liability of such registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, such undersigned registrant undertakes that in a primary offering of securities of such undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, such undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)
Any preliminary prospectus or prospectus of such undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)
Any free writing prospectus relating to the offering prepared by or on behalf of such undersigned registrant or used or referred to by such undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material

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information about such undersigned registrant or its securities provided by or on behalf of such undersigned registrant; and
(iv)
Any other communication that is an offer in the offering made by such undersigned registrant to the purchaser.

2.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of each registrant pursuant to the foregoing provisions, or otherwise, each registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by each registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

3.
Each undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

4.
Each registrant undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5.
Each undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning this transaction that was not the subject of and included in this Registration Statement when it became effective.

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SIGNATURES / POWERS OF ATTORNEY
Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on           , 2022.
GALAXY DIGITAL HOLDINGS LTD.
By:	Name: Michael Novogratz Title: Founder, Chief Executive Officer and Director
* * *
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Michael Novogratz, Christopher Ferrraro and Alex Ioffe as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on           , 2022 in the capacities indicated:
Name	Title	Date
Michael Novogratz	Founder, Chief Executive Officer and Director (principal executive officer)	, 2022
Alex loffe	Chief Financial Officer (principal financial officer and principal accounting officer)	, 2022
Michael Daffey	Chair of Board of Directors	, 2022
Bill Koutsouras	Lead Director	, 2022
Theagenis Iliadis	Director	, 2022
Nereida Flannery	Director	, 2022

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Pursuant to 17 C.F.R. Section 200.83
Name	Title	Date
Dominic Docherty	Director	, 2022
Michael Novogratz	Authorized Representative in the United States	, 2022

Confidential Treatment Requested by Galaxy Digital Inc.
Pursuant to 17 C.F.R. Section 200.83
SIGNATURES / POWERS OF ATTORNEY
Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on            , 2022.
GALAXY DIGITAL INC.
By:	Name: Michael Novogratz Title: President and Director
***
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Michael Novogratz, Christopher Ferraro and Alex Ioffe as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on            , 2022 in the capacities indicated:
Name	Title	Date
Michael Novogratz	President and Director (principal executive officer)	, 2022
Christopher Ferraro	Vice President, Secretary, Treasurer and Director (principal financial officer and principal accounting officer)	, 2022